Form 20-F
period 2018-03-31
Hexindai Inc.
filed 2018-07-30
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission file number: 001-38245

Hexindai Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

13th Floor, Block C, Shimao No. 92 Jianguo Road Chaoyang District, Beijing 100020 People’s Republic of China
(Address of principal executive offices)

Qisen (Johnson) Zhang, Chief Financial Officer

Telephone: +86 10 5370 9902

Email: ir@hexindai.com

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American depositary shares (one American depositary share representing one ordinary share, par value US$0.0001 per share)	NASDAQ Global Market

Ordinary shares, par value US$0.0001 per share*	NASDAQ Global Market

*Not for trading, but only in connection with the listing of the American depositary shares on the NASDAQ Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

47,958,550 ordinary shares, par value US$0.0001 per share, as of March 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

•                  “ADSs” refer to our American depositary shares, each of which represents one ordinary share;

•                  “APR” or “annual percentage rate” refers to the rate that is charged to borrowers, including a nominal interest rate and a loan facilitation or management service fee, expressed as a single percentage number that represents the actual annualized cost of borrowing over the term of a loan;

•                  “big data” refer to voluminous structured and unstructured data from multiple sources and in multiple formats;

•                  “CAGR” refers to compound annual growth rate;

•                  “Changan Insurance” refers to Changan Property & Casualty Insurance Co., Ltd. or its affiliates;

•                  “China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•                  “Hexin E-commerce” refers to Hexin E-Commerce Co. Ltd.;

•                  “Hexin Group” for the purpose of this annual report on Form 20-F refers to Hexin Information Services Co., Ltd. (“Hexin Information”) and Hexin Financial Information Services (Beijing) Co., Ltd. (“Hexin Financial Information”);

•                  “Hexin Yongheng” refers to Beijing Hexin Yongheng Technology Development Co., Ltd.;

•                  “Hexindai,” “we,” “us,” “our company” and “our” refer to Hexindai Inc., an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entities;

•                  “ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

•                  “O2O” refers to offline-to-online;

•                  “our variable interest entities” or “VIEs” refer to Hexin E-commerce, its branches and wholly owned subsidiaries and Wusu Company;

•                  “marketplace lending” refers to any marketplace for facilitating lending and investing, where individuals or corporates borrow and lend money from other individuals or corporates without the use of a credit-intermediating financial institution;

•                  “M3+ Net Charge-off Rates” refers to, with respect to loans facilitated during a specified time period or the “vintage”, (i) the total balance of outstanding principal of loans that became delinquent for over three months during a specified period and the remainder of the expected interest for the life of such loans, divided by (ii) the total initial principal of the loans facilitated in such vintage;

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

•                  “Wusu Company” refers to Wusu Hexin Internet Small Loan Co., Ltd.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

•                  our goals and strategies;

•                  our future business development, financial condition and results of operations;

•                  the expected growth of the credit industry, and marketplace lending in particular, in China;

•                  our expectations regarding demand for and market acceptance of our marketplace’s products and services;

•                  our expectations regarding our marketplace’s bases of borrowers and investors;

•                  our plans to invest in our platform;

•                  our relationships with our strategic cooperation partners;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information—D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

We were incorporated and commenced operations in March 2014. The following summary consolidated statements of comprehensive income for the fiscal years ended March 31, 2016, 2017 and 2018 and summary consolidated balance sheets as of March 31, 2017 and 2018 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. The following summary consolidated statements of comprehensive income for the fiscal year ended March 31, 2015 and summary consolidated balance sheets as of March 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of comprehensive (loss) income for the fiscal years ended March 31, 2015, 2016, 2017 and 2018.

	For the Fiscal Years Ended March 31,
	2015	2016	2017	2018
	(US$, except number of shares)
Selected Consolidated Statement of Comprehensive (Loss) Income:
NET REVENUE
Loan facilitation, post-origination and other service, net	4,648,318	11,917,870	23,092,405	108,148,255
Business and sales related taxes	(2,345)	(23,644)	(171,862)	(890,414)
NET REVENUE	4,645,973	11,894,226	22,920,543	107,257,841

OPERATING EXPENSES
Sales and marketing	2,605,042	3,840,143	5,212,127	15,241,637
Service and development	1,605,636	2,358,867	5,149,265	8,495,768
General and administrative	733,920	1,554,833	2,645,605	5,816,130
Share-based compensation	—	—	—	1,828,868
Total operating expenses	4,944,598	7,753,843	13,006,997	31,382,403

(LOSS) INCOME FROM OPERATIONS	(298,625)	4,140,383	9,913,546	75,875,438

Total other (expense) income, net	(7,704)	26,270	179,529	660,877

(LOSS) INCOME BEFORE INCOME TAXES	(306,329)	4,166,653	10,093,075	76,536,315
PROVISION FOR INCOME TAXES	43,842	628,246	1,522,211	11,025,690
NET (LOSS) INCOME	(350,171)	3,538,407	8,570,864	65,510,625
COMPREHENSIVE (LOSS) INCOME	(332,805)	3,056,324	7,490,828	71,538,768

(Loss) earnings per common share*-basic	(0.01)	0.08	0.20	1.46
(Loss) earnings per common share*-diluted	(0.01)	0.08	0.20	1.37
Weighted average number of shares outstanding*-basic	42,080,000	42,080,000	42,331,200	44,977,780
Weighted average number of shares outstanding*-diluted	42,080,000	42,080,000	42,331,200	47,656,263

*The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance. Please see Note 15 to the consolidated financial statements for additional information on the nominal share issuance.

The following table presents our summary consolidated balance sheet data as of March 31, 2015, 2016, 2017 and 2018.

	As of March 31,
	2015	2016	2017	2018
	(US$)

Selected Consolidated Balance Sheet Data
Cash and cash equivalents	954,681	7,818,936	19,232,275	132,622,467
TOTAL ASSETS	7,396,035	22,392,892	28,382,131	163,889,852
TOTAL LIABILITIES	4,041,450	8,380,935	4,877,775	23,846,783
TOTAL SHAREHOLDERS’ EQUITY	3,354,585	14,011,957	23,504,356	140,043,069

Exchange Rate Information

Our business is conducted in China, and our financial records are maintained in RMB, our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB6.2726 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 30, 2018, the last business day of the fiscal year of 2018. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 20, 2018, the exchange rate was RMB6.7659 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average(1)	Low	High
	(RMB per U.S. Dollar)
2013	6.0537	6.1412	6.0537	6.2438
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9850
2017	6.5063	6.7350	6.4773	6.9575
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April	6.3325	6.2967	6.2655	6.3340
May	6.4096	6.3701	6.3325	6.4175
June	6.6171	6.4651	6.3850	6.6235
July (through July 20, 2018)	6.7659	6.6775	6.6123	6.7701

Source: Federal Reserve Statistical Release

Notes:

(1) Annual averages are calculated using the average of month-end rates of the relevant year. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our operating history is limited and the industry landscape is new and constantly evolving, which poses risks and challenges to our success.

We launched our online marketplace in March 2014 and have a limited operating history. The Chinese consumer marketplace lending industry is new and constantly evolving. We operate in a competitive and uncertain environment with many risks, challenges, unforeseeable expenses, difficulties, delays and complications, including, among others, the PRC regulatory landscape. The general consumer finance marketplace industry in China may ultimately not support our business, especially if the PRC regulatory environment changes in ways that do not favor our development. As a new industry, there is limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in our company.

Borrowers may not view marketplace lending obligations facilitated on our platform as having the same consequences of default as other credit obligations arising under more traditional loans provided by banks or other commercial financial institutions. Any default on borrowers’ payment obligations may adversely affect investors’ confidence in the loan products on our online marketplace, which may lead to less available loan capital and materially and adversely affect our business.

We are a growing business in the early stages of development, and our prospects of success should be considered in the context of these risks and uncertainties. For example, as we facilitate more new products and services on our marketplace, we may encounter unanticipated expenses, challenges and technical difficulties and they may result in material delays in the operation of our business. We may not be able to successfully address all such risks and uncertainties or execute our corporate strategies. If we fail to do so, such failure could materially harm our business, which would impair the value of our ADSs.

We may not be able to maintain the fast growth rate we have experienced in recent years and may not be able to manage our growth effectively.

Since 2015, both the volume of credit loans facilitated on our marketplace and the number of users, including borrowers and investors, have undergone rapid growth. However, we may not be able to maintain comparable growth, or grow at all, in any of these key performance metrics in the future. As we have a limited operating history and our business has rapidly grown and changed in recent years, our past financial performance may not be a sound basis on which to evaluate our business prospects and future financial performance.

We may be unable to rapidly scale our business and manage our growth as we continue to encounter the risks, uncertainties and challenges in the development of our business, including, among other things:

•                  navigating an opaque regulatory and competitive environment;

•                  attracting new and retaining repeat borrowers and investors that use our marketplace;

•                  increasing the volume of loans through our marketplace and the associated service fees that we receive;

•                  increasing our market share and introducing new loan and investment products and services;

•                  fostering a healthy traffic of consumer loan transactions by boosting and balancing demand and supply on our marketplace;

•                  developing and upgrading our credit assessment technology to enhance our risk management capabilities and increase the effectiveness and convenience of the system;

•                  maintaining and scaling our online marketplace and updating our mobile application system to enhance operational efficiency;

•                  enhancing the infrastructure for our technology to support growth of our business;

•                  optimizing use of human and technology resources;

•                  effectively maintaining and scaling our financial and risk management controls and procedures;

•                  managing and controlling the expenses incurred by a growing public company, including but not limited to legal, accounting and other compliance costs;

•                  constantly monitoring and upgrading the security of our systems and protecting the confidential information we have gathered;

•                  minimizing risks of litigation, regulatory and administrative proceedings, claims of intellectual property infringement, privacy infringement and other claims; and

•                  attracting, utilizing and retaining qualified management members and employees.

Inability to successfully achieve any of these initiatives may cause material and adverse effects to our business and results of operations.

If we are unable to maintain or increase the volume of loan transactions facilitated through our marketplace or if we are unable to attract new borrowers or investors, or retain existing borrowers or investors, our business and results of operations will be adversely affected.

We have experienced rapid growth in the volume of loan transactions facilitated on our marketplace. To continue to grow our business, we must continue to increase the volume of loan transactions on our marketplace by retaining existing borrowers and attracting a large number of new borrowers who meet our qualifications and new and existing investors in investing in these loans.

Furthermore, we receive on a day-to-day basis a large amount of loan applications from online and offline sources, however a large amount of applications do not meet our minimum criteria. If there are insufficient qualified loan requests, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and investors who wish to transfer their investments prior to maturity may not be able to do so in a timely manner.

The overall transaction volume may be affected by several factors, including our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume. If any of our current user acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

We may not be able to attract sufficient loan capital from our investors to meet the demands of the borrowers on our marketplace.

Our business involves the matching of borrowers and investors through our marketplace. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace. In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we may need to optimize the investor composition of our marketplace to include more investors generally and also a certain number of institutional investors, which usually invest larger amounts compared to individual investors. To the extent there is an insufficient number of investors willing to accept the risk of default posed by potential borrowers, our marketplace will be unable to fulfil all of the loan requests. If adequate funds are not available to meet borrowers’ demand for loans when they arise, the volume of loans facilitated on our marketplace may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our marketplace on acceptable terms or at all. If our marketplace is unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our marketplace, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

Limited liquidity for the loans on our marketplace may adversely affect the appeal of our marketplace to investors.

The loan products we facilitate on our marketplace are designed specifically for our marketplace. Transactions for our loan products are only permitted on our marketplace. In addition, the market for trading of pre-existing investment commitments among investors on our marketplace is limited. We allow investors to transfer their pre-existing investment commitments to other willing investors after certain terms and conditions are met. If investors cannot transfer their loans or exit with as much flexibility as they desire, they may lose interest in our online marketplace and may not invest as much on our platform, or at all.

If our expansions into new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new businesses from time to time by leveraging our large borrower base and technology to generate additional revenue streams and through our development of new business lines. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter.

In August 2017, we established Wusu Company, an online microlending business. We plan to continue to contribute resources to our microlending business. However, microlending is rapidly evolving with significant uncertainties, and we cannot assure you that our investment and exploration in microlending will be successful. As the implementation of our business strategies, as well as the development of new businesses, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects. We may confront other challenges as we enter new business domains, including lack of adoption of new products and services, lack of management talent in the new business, cost management and other factors required for the expansion of new businesses. If we fail to attract borrowers, our future results of operations and growth prospects may be adversely affected. In addition, if we have to incur more costs in order to attract new users, our profitability may be adversely affected. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively.

Our risk management system comprising our policy framework, credit assessment and fraud detection technology and protocols may not be adequate and may adversely affect the reliability of our marketplace, and in turn damage our reputation, business and results of operations.

The success of our online marketplace relies heavily on our ability to detect, assess and control credit risk, and therefore to prevent fraud. We have stringent risk management protocols in place to effectively assess borrower applicants’ credit risk to prevent fraud and minimize the risk of non-payment. From the point of receiving borrower applications we request for the borrower applicant’s personal information supported by documentation, and we verify the information against public information and data provided by third-party suppliers. In order to prevent fraud and assess the creditworthiness of each borrower, we conduct physical interviews and enhanced due diligence, as needed, to verify the borrower applicant’s information and his or her intent. Any suspicious borrower applications would be eliminated. Once sufficient information is gathered, our proprietary credit assessment technology consolidates and processes the information and produces a credit score and grade.

The information and data we use may not be sufficient to allow us to adequately capture a borrower applicant’s credit risk. Such information and data include, among others, demographic information, credit history with us and with other financial institutions, and employment information and blacklists maintained by other forums and organizations. We constantly update and optimize our risk management system but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided may be inaccurate or stale or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode investor confidence in our marketplace and therefore harm our reputation and adversely affect our business and results of operations.

If any of the primary information provided by borrowers and data obtained from third-party external sources we use for credit and risk assessment is inaccurate or fraudulently provided, our assessment may not sufficiently capture the credit risk of the loan.

Borrowers supply a variety of information that is included in the listings of loans on our marketplace. We do not verify all the information we receive from borrowers, and such information may be inaccurate or incomplete. For example, we often do not verify a borrower’s home ownership status or intended use of loan proceeds, and the borrower may use loan proceeds for other purposes with increased risk than as originally provided. Moreover, investors do not, and will not, have access to detailed financial information about borrowers. If investors invest in loans through our marketplace based on information supplied by borrowers that is inaccurate, misleading or incomplete, those investors may not receive their expected returns and our reputation may be harmed. Moreover, inaccurate, misleading or incomplete borrower information could also potentially subject us to liability as an intermediary under the PRC Contract Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Lending—Regulations on Loans between Individuals.”

Due to the lack of a nationwide centralized credit reporting system in China, we have had to rely on our own data collection efforts to gather as much relevant credit information about a borrower applicant as possible. We collect third-party data from and cross-check information gathered against the People’s Bank of China, or the PBOC, credit reporting platforms, credit bureaus, data vendors, industry forums and big data analytics companies. If the data points from which our credit assessment system derives the credit score and grade are inaccurate, incomplete or outdated, as we do not have the means to verify the third party data we obtain, the outcome may not accurately reflect the credit risk of the borrower. This could adversely affect the effectiveness of our control over our default rates, which could in turn harm our reputation and materially and adversely affect our business, financial condition and results of operations.

We do not prohibit our borrowers from incurring other debt or impose financial covenants on borrowers during the term of the loan, which will increase the risk of non-payment on our loans.

Subsequent to our assessment, a borrower applicant may:

•                  become delinquent in payment obligations;

•                  default on a pre-existing debt obligation;

•                  commit to further indebtedness; and/or

•                  experience events bringing about adverse financial effects.

We do not prohibit our borrowers from incurring additional indebtedness, nor do we impose any financial covenants on the borrowers during the term of the loan. Further we have no means to independently determine whether a borrower applicant has outstanding loans on other consumer finance marketplaces. We are faced with the risk that borrowers borrow money from our platform to pay off loans on other consumer finance marketplaces, creating a snowball effect of debt. Any additional indebtedness may impair the borrower’s ability to observe his or her payment obligations on the loan product we facilitated, and therefore adversely affect the relevant investor’s returns. If a borrower becomes insolvent or bankrupt or otherwise run into financial distress, any unsecured loan (including those obtained through our marketplace) will rank pari passu to each other and the borrower may cherry-pick among his or her creditors and our investor may suffer losses. For secured loans, the ability of other secured investors to exercise remedies against the assets of the borrower may impair the borrower’s ability to repay the loan to our investor. Investors may lose their confidence in us and our reputation and business may be adversely affected.

We may not be able to completely prevent fraudulent activity on our marketplace, which may have a material adverse effect on our brand, reputation, business and results of operations.

Fraudulent activity on our online marketplace, including organized fraud schemes and impostor borrowers fraudulently inducing investors to lend capital, could lead to regulatory intervention, cause a material damage to our brand, reputation and market share, and require us to take extra anti-fraud measures. The occurrence of fraudulent activity will cause us to incur costs and divert management attention, affecting our business and results of operations. Although we had not experienced any material business or reputational harm as a result of fraudulent activities in the past, we cannot assure you that we will not experience any fraudulent activities in the future which may cause harm to our business or reputation. We believe our risk management system has stringent controls and checks in place to minimize the incidence of fraud on our marketplace. However we have limited resources and our technology and our risk management system may not be able to completely prevent and detect all potential fraudulent activities.

If our systems are under malicious attack by sophisticated criminals including by way of hacking, cyber-attacks, infiltration of computer viruses, physical or e-sabotage, we may not be able to protect our business operations or the confidential information gathered on our databases.

We are an attractive target for cyber-attacks in order for criminals to gain access to our confidential and valuable information collected from borrowers and investors. We and our third-party system security service providers take measures to prevent such attacks and protect our databases of confidential information, but these measures may be breached accidentally or maliciously by unauthorized access. If confidential information about our users and our offline cooperation partner were stolen and used for criminal purposes, we could be exposed to liability for loss of information and be subject to time-consuming and expensive litigation and negative publicity. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC which became effective on June 1, 2017 requires that when we discover that our network products or services are subject to risks such as security defects or bugs, we shall take remedial measures immediately, including but not limited to, informing users of the specific risks and reporting such risks to the relevant competent departments. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and our offline cooperation partner and adversely affect our business and results of operations. Our relationships with our users and our offline cooperation partner may be damaged, negatively affecting our business and credibility of our marketplace.

Technology employed by hackers constantly evolve, so that the security measures and our third-party system security service providers may not be able to fully anticipate attacks and implement necessary prevention measures or in time.

We utilize highly technical and specific software and algorithms that require maintenance and constant updates, any undetected errors or bugs may adversely affect our credit assessment and risk management system, and thereby affecting our business.

The software and algorithms we use for our credit assessment system, credit decision-making system, data storage security system, online marketplace platform and other internal systems are highly technical and complex. These algorithms and software are essential to our smooth operation and risk management framework. We and our third-party service providers constantly monitor, maintain and update them. However, to the extent that such software and algorithms, now or in the future, contain undetected errors, bugs, design defects or are outdated, our borrowers and investors may experience problems on our marketplace, and we may have trouble running our systems and programs for our business and operations. We may be unable to launch our new products, services or upgrades, and our ability to protect borrower and investor confidential information as well as our own intellectual property may be compromised. Any such errors, bugs or system failures may harm our brand and reputation, cause loss to borrowers or investors, and expose us to liability for damages, adversely affecting our business and results of operations.

Our third-party insurance arrangements may not be sufficient to meet the overall default risk.

From the inception of our business to January 2017, we maintained a risk reserve liability policy. We set aside 1% and 2% of the total loan amounts and the accrued interest of the secured loan and credit loan transactions, respectively, for the risk reserve liability. If a borrower defaulted on a loan payment, we withdrew funds from the custody account of the risk reserve account to repay the affected investors the principal and accrued interest for the defaulted loans. The risk reserve liability policy aims to protect investors up to the full amount of the investment and accrued interest. However, if borrowers’ default rates are high, the balance of the risk reserve liability may not be able to cover all the relevant investors’ losses.

On January 25, 2017, we entered into a framework agreement with Changan Insurance, a reputable third-party insurance provider, to provide insurance to investors covering the risk of borrowers’ non-payment, effective from February 1, 2017 (the “Insurance Agreement”). We terminated the risk reserve liability policy and no longer set aside a sum to meet the contingent pay-outs. On February 1, 2018, we renewed the insurance arrangement with Changan Insurance by entering into a new framework agreement with Changan Insurance (the “2018 Insurance Agreement”), along with a memorandum on the 2018 Insurance Agreement with Changan Insurance and an insurance services fee agreement which set forth (i) a loan default risk premium equal to 2% of the loan principal and accrued interest of credit loans and (ii) a service fee equal to 2% of the loan principal. However, the insurance arrangement may not be sufficient to cover the losses of affected investors. If the insurance provider decides an investor is not entitled to compensation, the investor may demand that we compensate him or her for the loss. In addition, as a result of our shift in focus from secured loans to credit loans, investors may be exposed to a higher risk of borrowers’ default due to the unsecured nature of these loans, which in turn may increase the incidence of investors’ claims against us. Our relationship with investors and our reputation may be adversely affected.

We rely on Changan Insurance to provide insurance coverage to investors over the default risk of non-paying borrowers. If Changan Insurance decides to terminate our insurance arrangements or decides not to renew such arrangements after the expiry of the 2018 Insurance Agreement, our operations and reputation may be adversely affected. If we cannot adequately manage the default risk of non-paying borrowers, Changan Insurance may increase the insurance premium when Changan Insurance assesses the premium on an annual basis, which would decrease the return to lenders and our gross billing ratio. Furthermore, if we cannot adequately manage the default risk of non-paying borrowers, Changan Insurance could cease cooperation with us, forcing us to search for a new insurance provider, guarantee company or other third party institution. Even though we do not have any legal responsibility for compensation of any defaulted loan, in the event that we provide Changan Insurance with borrowers’ information that is incorrect or incomplete, and Changan Insurance has compensated investors based on insurance policies that were issued in reliance on such incorrect information, Changan Insurance shall be entitled to require us to compensate it for all relevant losses and expenses incurred. Furthermore, if the China Banking and Insurance Regulatory Commission or other Chinese regulatory authority introduces new policies that would cause Changan Insurance to cease to provide insurance for our products, we would be forced to search for a new insurance provider, guarantee company or other third party institution.

On default of any qualified borrower, in actual practice, Changan Insurance compensates the investor(s) for the portion of the outstanding amount of loan principal and the accrued interest for which the borrower has failed to make payment through custody accounts that Changan Insurance and the investor(s) have set up with Jiangxi Bank, though the 2018 Insurance Agreement sets forth that we will compensate the investor. As of the date of this annual report on Form 20-F, there have been no contractual claims from Changan Insurance. In the opinion of our PRC counsel, Han Kun Law Offices, Changan Insurance may be able to bring a contractual claim against us for the difference between our actual practice and the contractual agreement. Nevertheless, in the opinion of Han Kun Law Offices, as of the date of this annual report on Form 20-F, our actual practice is in compliance with applicable PRC laws and regulations currently in effect, though the laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. See “—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

If there is an increasing incidence of non-payment and the loans in default exceed the insured amount or the amount Changan Insurance is willing to compensate, affected investors may not be able to recover part or all of their investments and this may adversely affect our reputation.

Investors receive their principal and interest payments as and when borrowers observe their scheduled payment obligations, or in the case of a borrower’s default during the period from March 2014 to January 2017, from the risk reserve liability. After we transitioned to the third-party insurance arrangement, in the event of borrower default, investors receive their principal and interest payments from Changan Insurance. If there is an increasing incidence of non-payment and the loans in default exceed the insured amount or the amount Changan Insurance is able or willing to compensate, affected investors may not be able to recover part or all of their investments, and this may adversely affect our reputation.

Under the risk reserve liability policy, we set aside 1% and 2% of the principal amount and accrued interest of secured loans and credit loans, respectively, to meet the risk reserve liability. Under the third-party insurance arrangement, the same amount of 2% of the principal amount and accrued interest of credit loans is paid by the borrower as premium for the insurance policy provided by Changan Insurance. During the transition from our risk reserve liability policy to our insurance arrangement, Changan Insurance took custody of the balance of the risk reserve and assumed the outstanding loan balances covered under the previous risk reserve liability policy. If Changan Insurance is unwilling to compensate the investor or cannot offset the defaulting borrower’s payment obligations and, as a result, an investor suffers loss, he or she may lose confidence in our online marketplace. As a result, our reputation may be harmed and we may not be able to attract and retain investors to participate in our marketplace.

If the loan and investment products and services in our present portfolio and future pipeline are insufficiently attractive to our customers, become obsolete or they fail to satisfy the demands of borrowers or investors, our business and results of operations will be materially affected.

We intend to expand our product offering to borrowers to cater to their different financing needs. We also intend to expand our investor service offerings to meet the different needs of investors and offer different risk-based returns, such as collection of different credit rights, portfolio investments (also known as “Freedom Wallets” and “Stable Wallets”) for credit loans. We also plan to enhance the capabilities of our online marketplace platform to incorporate new features and streamline the user experience.

Loan and investment products and services require significant expense and resources to develop, acquire, and market. They also may not receive sufficient market acceptance for a variety of reasons:

•                  our estimate of market demand may not be accurate so that we may not be able to launch products and services to align with and meet specific market demands or there may not be sufficient market demand for the loan products and services;

•                  changes on our marketplace, including the introduction of new platform services and mobile application functions, may not be favorable to existing users;

•                  any negative publicity or news about our loan or investment products on our marketplace;

•                  delays in launching the new loan or investment products or services; and

•                  competing loan or investment products and services by our competitors.

If the products in our present portfolio and future pipeline do not attain sufficient market acceptance, become obsolete or otherwise fail to satisfy the demands of borrowers and investors, we may be unable to compete in the intense consumer finance industry and our target market. Our market share may decline and negatively affect our business and results of operations.

If the total addressable market for loans we facilitate on our marketplace is in reality smaller than our estimate, our revenues may be adversely affected and our business may suffer.

A variety of factors affect our estimate of the total addressable market, including among others, market demand, the PRC regulatory environment, competition, general economic and socio-political conditions and the short history of China’s consumer finance industry. We believe our total addressable market consists primarily of the emerging middle class seeking medium-sized loans of RMB20,000 (US$3,188) to RMB140,000 (US$22,319). According to Oliver Wyman, the “emerging middle class” comprises largely of the “emerging affluent” and “new middle-class” in China, the population segment with accumulated disposable assets of RMB60,000 (US$9,565) to RMB10.0 million (US$1.6 million). We consider the emerging middle class to have generally more stable financial status and more sound financial knowledge, and therefore more reliable in loan repayment. According to Oliver Wyman, the “emerging affluent” and “new middle-class” population is the primary driver of the private consumption market for premium goods and services, and is projected to grow quickly in size. The unsecured medium-sized personal loan consumer lending market is estimated to grow at a CAGR of 39% from RMB429.0 billion (US$68.4 billion)in 2017 to RMB2,200.0 billion (US$350.7 billion) in 2022. However, if the actual demand is in reality smaller than our estimate, our operational strategies may not be sufficiently effective such that our revenues, business and results of operation may be negatively affected.

We may incur net loss due to an increase in operating expenses.

We incurred a net loss in the amount of US$350,171 in the fiscal year ended March 31, 2015, primarily due to our high operating costs and expenses, such as increased sales and marketing expenses associated with our marketing efforts to enhance our brand recognition and therefore acquire more users.

As we continue to grow and expand our business, our operating expenses may increase further. Our strategies include, among others, attracting new and potential borrowers and investors, maintaining our relationships with our offline cooperation partner, upgrading and developing our technologies, enhancing our risk management system and launching new loan products and services on our marketplace, each or all of which may incur more expenses than we anticipate. Our growth in revenue may be insufficient to offset these expenses and therefore result in net losses.

Interest rates may increase and negatively affect our transaction volume.

If interest rates increase, investors and borrowers may be deterred from investing and borrowing from our online marketplace. The transaction volume facilitated on our marketplace may decline, which may negatively affect our business and results of operations. Therefore, our business could be adversely affected by potential interest rate increases in China.

We may be unable to promote and maintain our brand and reputation effectively and in a cost-efficient manner, which will adversely affect our business and operations.

Our brand and reputation are integral to our online acquisition of borrowers and investors, and we intend to invest in marketing and brand promoting efforts, especially in connection with the growth of our multi-channel marketplace and introduction of new loan products and investment products. The success of our marketing efforts and user experience on our marketplace are integral to our ability to attract new and retain repeat borrowers and investors. Our marketing channels include traditional media such as pamphlets, telephone marketing, direct sales and marketing campaigns, as well as online media, H5, social media applications and tools, such as Wechat and Weibo, search engine optimization and search engine marketing. If our current marketing efforts and channels are less effective or inaccessible to us, or if the cost of such channels significantly increases or we cannot penetrate the market with new channels, we may not be able to promote and maintain our brand and reputation to maintain or grow the existing borrower and investor base. If we are unable to promote and maintain our brand and reputation in a cost-efficient manner, our market share could diminish or we could experience a lower growth rate than we anticipated, which would harm our business, financial condition and results of operations.

If we cannot continue to maintain relationships with third-party service providers, in particular third-party payment agents, our business may suffer.

Third parties supply us with external data including credit histories, government data, social media data and blacklists, as well as big data analyses. Furthermore, third-party service providers maintain our security systems, ensuring confidentiality of data and prevention of malicious attacks. In addition, we rely on third parties for secure fund management and online payment and settlement.

Our relationships with various third parties are integral to the smooth operation of our business and marketplace. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reason, such as to work with our competitors on more exclusive or more favorable terms or if they themselves become our competitors, our operations may be disrupted. In addition, our third-party service providers may not uphold the standard we expected under our agreements, or disagreements or disputes may arise between us and the third-party service providers.

We rely on Jiangxi Bank to manage the investor funds, originate loans, collect service fees and ensure compliance with the relevant PRC laws and regulations that may be relevant to our business. On April 13, 2018, we renewed the payment settlement service cooperation agreement with Jiangxi Bank, with a term of one year, in which Jiangxi Bank will act as our third-party payment agent. Third-party payment agents in China, are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Some third-party payment agents have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If our third-party payment agents were to suspend, limit or cease their operations, or if our relationships with our third-party payment agents deteriorates or they were to otherwise terminate, we would need to arrange substantially similar arrangements with other third-party payment agents. Negative publicity about our or other third-party payment agents or the industry in general may also adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment agents to carry out the payment and custodian functions in connection with the origination of loans on our marketplace. If any of these were to happen, the operation of our platform could be materially impaired and our results of operations would suffer.

Misconduct and errors by our employees and our third-party service providers could cause a material adverse effect on our business and reputation.

Our employees and third-party service providers are integral to our business operations, as they handle and process a large number of increasingly complex and differentiated loan transactions which include confidential information. If any such information were leaked to unintended recipients due to human error, theft, malicious sabotage or fraudulent manipulation, we may be subject to liability for loss of such information. Further, if any of our employees or third-party service providers absconded with our proprietary data or know-how in order to compete with us, our competitive position may be materially and adversely affected.

Any misappropriation fraudulent misuse of funds by any of our employees or third-party service providers in contravention of our protocols and policies may lead to regulatory and disciplinary proceedings involving us. We may be perceived to have facilitated or participated in the misappropriation or fraudulent misuse of funds and we could be subject to liability, damages, penalties and suffer reputational damage. It is impossible to completely identify and eradicate all risks of misconduct or human errors, and our precautionary measures may not be able to effectively detect and prevent such risks from happening.

Occurrence of any of the above risks could result in a material adverse effect on our business and results of operations, as we are exposed to potential liability to borrowers and investors, reputational damage, regulatory intervention, financial harm. Our ability to attract new and retain existing borrowers and investors and operate our online marketplace as an ongoing concern may be impaired.

If our brand reputation is harmed in any way, including any negative publicity about us, our offline cooperation partner, third-party providers and the overall industry, in particular in relation to any misconduct, errors and system failure, our business and operating results may be materially and adversely affected.

We are exposed to the risk of negativity publicity about us, our offline cooperation partner, third-party providers and the overall consumer finance marketplace industry in China. Negative press about the quality of loans and services, effectiveness, reliability and credibility of our marketplace, our proprietary credit assessment system, our ability to manage and resolve borrower and investor complaints, privacy and security measures and practices, litigation, regulatory landscape and the user experience on our marketplace, even if inaccurate, may lead to an adverse impact on our reputation and the use of our marketplace, which would harm our business and operating results. The PRC government has recently instituted general regulations and specific rules to develop a more transparent regulatory environment for the consumer finance marketplace industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.” Many companies in China’s consumer finance marketplace industry have not been fully compliant with these regulations, which has adversely impacted the reputation of China’s consumer finance marketplace industry as a whole. In addition, particularly in 2016, there have been an increasing number of business failures of, or accusations of fraud and unfair dealing against, companies in the consumer finance marketplace industry in China. If borrowers and investors associate our Company with these failed companies, our reputation may be similarly harmed and investor and borrower confidence on our marketplace may be adversely affected. Misconduct by our employees, our offline cooperation partner, failures by us, our offline cooperation partner or our third-party service providers to meet expected standards and inability to completely protect borrower and investor confidential information and compliance failures and claims may also cause harm to our reputation and brand. Negative publicity about our offline cooperation partner can also affect our business and results of operations in a material manner if we rely on them or if borrowers and investors associate our Company with them.

Our borrowers acquired from offline referrals may sue us based on representations made by our offline cooperation partner or third parties, which may result in costly claims and disrupt our business.

Some borrowers and investors may be attracted to our marketplace after reviewing information provided by our offline cooperation partner or third parties. We do not review or approve any information provided by our offline cooperation partner’s and third parties’ and, while we do not believe we would have liability for such information, it is possible that an unsatisfied borrower or investor could bring claims against us based on any inaccurate information or representations made by our offline cooperation partner or other third parties. Such claims could be costly and time-consuming to defend and would distract management’s attention and create negative publicity, which could adversely affect our reputation and business operations.

Interim period results can vary significantly due to a host of variables and may not accurately reflect the underlying performance of our business.

Our interim period results of operations, including operating revenue, expenses, the number of loans and other key performance indicators, may fluctuate significantly such that comparisons of our operating results period-on-period may not be meaningful. Results of any interim period cannot accurately indicate future performance. Fluctuations may be due to any number of variables, including some beyond our control, such as:

•                  our ability to grow our users base by attracting new and retaining repeat borrowers and investors;

•                  the volume, quality, mix of loans and the acquisition of borrowers and investors;

•                  the level of operating expenses in the acquisition of borrowers and investors, the growth and maintenance of our business, operations and infrastructure and the timing;

•                  disruptions to the telecommunications network or security breaches;

•                  general macroeconomic and socio-political factors affecting the market and industry, particularly with respect to interest rates, consumer spending and levels of disposable income;

•                  seasonality of our loan products, which are generally higher in the third and fourth quarters due to national holidays and consumer spending patterns;

•                  our strategy with a focus on long-term growth instead of immediate profitability; and

•                  the incurring of expenses related to acquisitions activities of businesses or technologies and potential future charges for impairment of goodwill, if any.

Fluctuations in our interim period results may affect the price of our ADSs in an adverse manner.

Our use of investor cash incentives may result in substantial reductions in our revenues.

We provide investors with certain cash incentives to encourage greater participation in the loan products we facilitate on our online marketplace. We provide cash incentives to investors under our referral incentive program, as well as promotional incentive programs, from time to time. Upon the satisfaction of the terms and conditions under our referral incentive program or promotional incentive programs, investors can redeem their cash incentives for credit to be used on our online marketplace. We have experienced rapid growth in the number of investors, repeat investment and high transaction volume, partly attributable to our investor cash incentive program. The investor cash incentive program was intended to be a marketing tool to attract investors to commit to loan products, help us penetrate into the consumer lending business in our target market of medium-sized loans and increase the number of loan product transactions so as to allow us to benefit from increased transaction and service fees. However such cash incentives are accounted for as reduction of revenue, and are paid to the investor once the investment is paid before we are able to recoup the costs associated with these investor cash incentives. Our revenues may be reduced in periods where we have to issue an increasing amount of investor cash incentives, which may result in us incurring net losses and preventing us from achieving or maintaining profitability on a quarterly or annual basis. For a further description of our investor cash incentives, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Cash Incentives Reward Program.”

If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected.

We may experience unexpected changes in business conditions, creating additional capital and financing needs. We believe that our current cash and cash equivalents, anticipated cash flows from operating activities and the proceeds from our initial public offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. However, we may need additional sources of liquidity if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or otherwise. If our available cash and cash equivalents on hand are insufficient to cover our expected cash requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in dilution to our shareholders. We cannot guarantee that financing will be available to us under terms acceptable to us, or at all.

The incurrence of indebtedness would result in increased fixed obligations and could result in covenants restricting our operations. It could further lead to a number of risks that could adversely affect our operations or financial conditions:

•                  default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;

•                  acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;

•                  our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;

•                  diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions and other general corporate purposes; and

•                  creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate.

If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud.

Before our initial public offering, we were a private company of limited resources. Our internal controls and procedures, especially over financial reporting, may not be able to sufficiently identify any material weaknesses and control deficiencies that could lead to inaccuracies in our financial statements. Our ability to comply with applicable financial reporting requirements and regulatory filings in a timely manner may be impaired. Our independent registered public accounting firm has not conducted an attestation of our internal control over financial reporting.

In connection with the audits of our consolidated financial statements as of and for the fiscal years ended March 31, 2015, 2016 and 2017,we and our independent registered public accounting firm identified three “material weaknesses,” and other control deficiencies including significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; (ii) a lack of sufficient documented financial closing policies and procedures; and (iii) a lack of independent directors and an audit committee. Subsequent testing by us or our independent registered public accounting firm may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. We have implemented a number of measures to address the material weaknesses that have been identified in connection with the audits of our consolidated financial statements as of and for the fiscal years ended March 31, 2015, 2016 and 2017, and as of March 31, 2018, we determined that these material weaknesses have not been remediated, and we will continue to implement measures to remediate these material weaknesses.

In connection with the audit of our consolidated financial statements as of and for the fiscal year ended March 31, 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting, and we will implement a number of measures to address this material weakness. See “Item 15. Controls and Procedures.” However, there is no assurance that we will not have any material weakness in the future. Failure to discover and address any control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Since our initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of this Act requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending March 31, 2019. However, as an “emerging growth company” as defined in the JOBS Act, we may choose to not comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act as to the effectiveness of our internal controls over financial reporting until such time that we cease to be an “emerging growth company,” although we are still required to implement and maintain internal control over financial reporting and include the management assessment in our annual reports under Section 404. To comply with Section 404, we may incur substantial costs, expend significant management time on compliance-related issues and hire additional accounting, financial and internal audit staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could be subject to sanctions or investigations by the Securities and Exchange Commission (SEC) or other regulatory authorities, which would require additional financial and management resources. Any failure to maintain effective disclosure controls and procedures or internal control over financial reporting could have a material adverse effect on our business and operating results, and cause a decline in the price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Broader macro, political and socio-economic factors affecting market conditions can materially and adversely affect our business and operating results.

General economic, macro, political and socio-economic factors beyond our control may deter borrowers’ interest in seeking loans through our platform, and similarly, investors’ desire to lend. Such factors include the general interest rate ecosystem, unemployment rates, residential home values and availability of other investment opportunities. If any of these risk factors should materialize, the volume of loans facilitated on our marketplace will necessarily decline and our revenues and operating results may be adversely affected.

We cannot guarantee that economic conditions will remain favorable for our business or industry and that demand and supply for consumer loans such as those we primarily facilitate over our marketplace will continue to be met at current levels. If demand or supply reduces, or if the default rate increases, our growth and revenue will be negatively impacted.

If the Internet infrastructure or telecommunications network is affected by any disruptions including natural and man-made disasters such as fires, power outages, floods, strikes, terrorism and other catastrophic events causing disruptions, our online marketplace will be adversely affected.

We heavily rely on the Internet infrastructure and telecommunications network in China for our operations and the smooth running of our online marketplace. A significant event or disaster, natural or man-made, including among others, fires, power outages, floods, strikes, terrorist attacks, coups d’etat or other catastrophic events or problems, may adversely affect our servers, data centers, the offline branches of Hexin Group and our offices. Our business may be disrupted and we may lose critical data or experience interruptions, delays and compromising of our business operations and services. Our third party data suppliers and service providers may also be similarly affected and may not be able to provide our users and us with the support needed. In particular, if our disaster recovery plans prove to be ineffective or inadequate, the aforementioned risks will be further worsened. We do not currently serve network traffic equally from each data center. If our primary data center shuts down, there will be a period of time that our loan products or services, or certain of our loan products or services, will remain inaccessible to the borrowers and investors on our marketplace, such borrowers and investors may experience severe issues accessing the loan products and services.

Our operations, customer service, reputation and ability to attract new and retain borrowers and investors depend on the reliable and satisfactory performance of our technology and network infrastructure. Much of our system hardware is hosted in facilities located in Beijing that are partially owned by us and operated by our third-party vendors. If these third party vendors fail to protect their and our systems in their facilities from any of the aforementioned disruptions and there is a lapse of service or damage to our system hardware, we may experience interruptions in our service and may have to incur extra costs for replacement of facilities.

Our relationships with borrowers and investors may be harmed if there is any interruption or delay in our service, whether caused by errors or natural or man-made disasters and problems. Our insurance policies may not be sufficient to adequately compensate us for the losses we sustained. We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate the loan products and services. Since we have had limited operating history, our disaster recovery plan has not yet been tested in real-life circumstances, and we may not be able to fully recover all data and services lost and affected in the event of any natural or man-made disasters or events. Our business and operations may be negatively affected, as we are prevented from processing or posting payments on loans, servicing users in a timely manner and generally running our platforms and operating our online marketplace as usual. We may be subject to losses and liability and disappoint borrowers and investors who may be then deterred from using our online marketplace, causing a material adverse effect on our business, financial conditions and results of operations.

We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected.

Our business, corporate strategies and future performance depends on our core senior management team comprising our directors, executive officers and other key personnel. In particular, Mr. Xiaobo An, our founder, chairman and executive director, is critical to our management, business operations and overall corporate strategies. If we fail to attract and retain Mr. Xiaobo An or any of our key personnel, or if they are unable or unwilling to continue in their present position due to any reason, we will have to go through a difficult process of replacement. The replacement process will necessarily involve significant time and expenses and may adversely affect our business and results of operations and our business objectives may not be achieved at the pace we expected, or at all.

We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation and business may be negatively impacted.

Our protection of our intellectual property is crucial to our success and future growth, as we rely on a combination of copyrights, trade secrets, trademarks and other rights to protect our know-how, proprietary technology, processes and other intellectual property. The protective measures we take may not be sufficient to prevent theft and unauthorized use. We may have to bring lengthy and costly litigation and take time-consuming measures in order to protect our intellectual property rights, diverting our management’s attention from our business operation. Our brand, reputation and business may be negatively impacted by such measures and risks.

Some of our trademark registrations will expire in 2025 and 2026, and some of our proprietary software licenses will expire in 2066 and 2067. If we fail to renew these licenses when they expire, third parties may infringe upon our rights and affect our brand and reputation.

Third parties may engage us in lengthy and expensive litigation over alleged infringement of their intellectual property rights, which may disrupt and affect our business.

In our intensely competitive industry, we may be challenged by third parties, including competitors as well as other entities or individuals, for ownership of our intellectual property rights or infringement of their intellectual property rights. We may not be fully aware of other parties’ intellectual property rights involved in our systems, applications and technology. We may have to incur significant time and costs in dealing with any claims or litigation, and if they are successful, we may be subject to substantial damages, royalty payments, restrictions from conducting our business and other stringent requirements unfavorable to our business and operations. We may also be required to indemnify other parties or pay settlement costs, and to obtain licenses, modify applications or refund fees, each of which may be expensive and time consuming. Such processes may create a distraction for our management which could affect our business operations.

We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth.

Competition for our employees including systems engineers, financial officers and marketing professionals is intense. Our business and success relies on the efforts and standard of work of our employees. If we are unable to attract, motivate and retain skilled and trained employees, or if we are unable to continue to provide attractive compensation packages, our business and operations may be adversely affected and our intended levels and rates of growth may be impended.

We invest significant time and expense in the training and development of our employees. Failure to retain our existing employees will incur further significant costs to find suitable replacements and a duplication of effort for their training, which may affect our operations and our quality of service to borrowers and investors may be compromised, resulting in a material adverse effect on our business and results of operations.

If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected.

In recent years, the Chinese economy has experienced inflationary and labor costs increases. Average wages are projected to continue to increase. Further, under PRC law we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. If we are unable to control our labor costs or pass such increased labor costs on to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected.

Our corporate culture fosters innovation, a collegiate environment of team effort and encourages creativity, which is important to our business and development of our product pipeline and service upgrades. If we fail to maintain these valuable aspects of our culture during the course of our adaptation into a public company and building the relevant infrastructure, our future success and strategic goals may be affected. Furthermore we may be unable to retain and attract talent, leading to a negative impact on our business and corporate objectives.

We do not have business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Certain data and information in this annual report on Form 20-F was obtained from external third parties and we have not independently identified them.

In this annual report on Form 20-F we have utilized data and information from external sources including various third parties comprising government sources and private entities such as industry consultant Oliver Wyman. Such external sources of statistical data include projections based on numerous assumptions. The consumer loans industry, especially the private consumption upgrade segment, and the overall credit industry, may not grow at the projected rate provided by these external sources, or at all. The performance of the overall industry and segment affects our business and market price of our ADSs, especially if they fail to grow at the projected rate. Further, the new and constantly evolving environment of the industry and market results in significant uncertainties, and the projections or estimates about the growth of the market in which we operate in should be considered in this context. If any of the assumptions underlying the market data prove to be incorrect, discrepancies between the projections and actual results may emerge.

We have not independently verified data and information obtained from third party external sources, and the method of collection and methodologies employed by such third parties may differ from ours. In addition, these industry reports and publications generally include a disclaimer that the information therein is believed to be reliable but which accuracy and completeness cannot be guaranteed.

RISKS RELATED TO OUR RELATIONSHIP WITH HEXIN GROUP AND OUR CORPORATE STRUCTURE

If Hexin Group’s business, results of operations or brand is adversely affected, we may not be able to source new offline borrowers and our business, results of operations and brand will in turn be negatively affected.

We have been acquiring borrowers offline through referrals from our offline cooperation partner, Hexin Group, in accordance with certain contractual arrangements. For a description of our relationships with our offline cooperation partner, please see “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Hexin Group.” Since the inception of our business, our offline borrowers were mainly referred by Hexin Group. We benefit and expect to continue to benefit greatly from our association with Hexin Group in relation to the offline referral of borrowers, the marketing efforts of the sales teams and contribution of the risk control personnel at the physical branches of Hexin Group. If the number of borrowers referred by Hexin Group decreases or if the quality of borrowers referred declines, or if our relationship with Hexin Group deteriorates or breaks down, or if we can no longer acquire borrowers from Hexin Group due to regulatory restrictions or any other reasons, our business and results of operations will be materially and adversely affected. Although we intend to grow our online acquisition channels, we may not be able to find suitable and feasible replacements for Hexin Group as a steady source of offline referrals for the time being to maintain our source of borrowers, or at all.

Hexin Group also contributes to the promotion of our common brand “Hexin” and our online marketplace. If the brand and reputation of Hexin Group are damaged or harmed, our brand and reputation will similarly be materially and adversely affected. The competitive position and market share of Hexin Group by association also directly affects our competitive position and market share. If Hexin Group loses its competitive position, our marketing efforts and business operations could be materially and adversely affected. In addition, any negative publicity associated with Hexin Group or the “Hexin” brand or any negative development in relation to Hexin Group’s market position, financial condition and regulatory and legal compliance could harm our brand, reputation and therefore adversely affect our business and results of operations.

Our founder, chairman and executive director, Mr. Xiaobo An, a controlling shareholder of Hexin Group, exerts strong influence over the board and Company affairs and strategy.

Our founder, chairman and executive director, Mr. Xiaobo An, exerts strong influence on our board of directors and management. He plays an integral role in Company decisions and formulating our corporate strategies. Mr. Xiaobo An is a director and controlling shareholder of both Hexin Information and Hexin Financial Information and therefore also controls the decision making of our offline cooperation partner to a large extent. After our initial public offering, Mr. Xiaobo An will continue to have considerable influence over our corporate affairs, including matters that require shareholder approval, including among others, the election of directors, approving statutory mergers, and amending our constitutional documents. This concentration in control will limit your ability to influence corporate matters and may discourage potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our shares and ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties.

Foreign ownership of Internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated in 2007, as amended in 2011, 2015 and 2017, respectively, and other applicable laws and regulations. We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our online consumer finance marketplace business in China through a series of contractual arrangements entered into among Hexin Yongheng, Hexin E-Commerce and the shareholders of Hexin E-Commerce. As a result of these contractual arrangements, we exert control over Hexin E-Commerce and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” Furthermore, to comply with PRC laws and regulations, we conduct our online microlending operations in China through a series of contractual arrangements entered into among Hexin Yongheng, Wusu Company and the shareholders of Wusu Company. As a result of these contractual arrangements, we exert control over Wusu Company and consolidate its operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiary and our consolidated variable interest entities, and the contractual arrangements (i) among Hexin Yongheng, Hexin E-Commerce and the shareholders of Hexin E-Commerce and (ii) among Hexin Yongheng, Wusu Company and the shareholders of Wusu Company are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment—The Draft PRC Foreign Investment Law.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

Our contractual arrangements with our variable interest entities may not be as effective as direct ownership and operational management.

We rely and expect to continue to rely on contractual arrangements with Hexin E-Commerce to operate the website of www.hexindai.com. For a description of these contractual arrangements, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” We rely and expect to continue to rely on contractual arrangements with Wusu Company to operate our online microlending business. For a description of these contractual arrangements, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” These contractual arrangements may not be as effective as direct ownership in giving us full operational management and control over our consolidated variable interest entities. We cannot prevent Hexin E-Commerce, Wusu Company or their respective shareholders from breaching the contractual arrangements and failing to conduct its business operations properly, such as failing to maintain the website and online marketplace in a proper and timely manner, or misusing the domain names and trademarks or otherwise taking actions detrimental to our interests.

If we directly owned Hexin E-Commerce or Wusu Company, we could elect directors to the board and implement changes at the management and operational levels. Currently we only have contractual rights in relation to the performance and financial benefits of Hexin E-Commerce and Wusu Company’s operations. Shareholders of any of our variable interest entities may not always act in our best interests. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with any of our consolidated variable interest entities. Although we have the right to replace any shareholder of any of our consolidated variable interest entities under the contractual arrangement, if any shareholder of any of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements between the variable interest entities and Hexin Group, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.” Therefore, our contractual arrangements with our variable interest entities may not be as effective in protecting our interests as direct ownership and operational management would be.

Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements between the variable interest entities and Hexin Group, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.

If Hexin E-Commerce, Wusu Company or their respective shareholders decide to take actions that do not align with our interests and fail to deliver under our contractual arrangements, we may have to incur substantial costs and expend resources to enforce our contractual arrangements. We may have to resort to legal remedies such as seeking specific performance, injunctive relief and claiming damages, subject to the extent of their effectiveness under PRC laws and regulations. For example, if the shareholders of Hexin E-Commerce or Wusu Company refuse to respect our purchase option and decline to transfer their equity interest to us or our designee, or if they decide to otherwise act in bad faith, we may have no choice but to take legal action against them.

The business of Hexin E-Commerce in turn relies on the cooperation arrangements with our offline cooperation partner, Hexin Group. Hexin E-Commerce, Hexin Information and Hexin Financial Information entered into a cooperation agreement to set out the framework and terms of the cooperation arrangements as well as certain mutual non-competition and non-solicitation arrangements. Under the cooperation agreement, Hexin Group shall direct offline borrowers to Hexin E-Commerce for the facilitation of loan products on our online marketplace and must first obtain the consent of Hexin E-Commerce before Hexin Group pursues any business opportunity by offering loan services to any offline borrower. Hexin E-Commerce as one party, and Hexin Group as the other party, shall not engage in similar or competing businesses and shall not solicit the employees of the other party to the cooperation agreement. If Hexin Group refuses to comply with our cooperation arrangements, the non-competition or the non-solicitation clauses under the cooperation agreement, we may have to resort to legal remedies to enforce our contractual rights. Furthermore, under certain circumstances, damages or financial compensation may not be sufficient to remedy or cover our losses. Our business and results of operations may be adversely affected as a result.

Our contractual arrangements with Hexin E-Commerce, Wusu Company and their respective shareholders, as well as the cooperation agreement entered into among Hexin E-Commerce, Hexin Information and Hexin Financial Information, are governed by PRC laws and provide for arbitration in China as the primary method of dispute resolution. As such, our contracts will be interpreted according to PRC laws and regulations and the arbitration rules of China International Economic and Trade Arbitration Commission. The PRC legal system is less developed and is fraught with uncertainties, which may limit our ability to enforce our rights under the contractual arrangements. Further, there are limited precedents and formal guidance on the interpretation and enforcement of contractual arrangements with variable interest entities in the PRC. In relation to the certainty of arbitral awards in the context of legal action, the final outcome is uncertain. Under PRC law, the ruling of arbitrators is final and arbitration results cannot be appealed in court unless a competent court determines such ruling to be unenforceable or revokes it. If the losing party fails to carry out the arbitral award within the prescribed time limit, such arbitral award may only be enforced through arbitration award recognition proceedings in court, leading to additional expenses and delay. If we cannot enforce the contractual arrangements in relation to Hexin E-Commerce or Wusu Company, or the cooperation arrangement among Hexin E-Commerce, Hexin Information and Hexin Financial Information, or if we experience significant delay or obstacles in enforcing such arrangements, we may not be able to exert effective control over Hexin E-Commerce or Wusu Company such that our ability to conduct business and receive financial benefit from operations of Hexin E-Commerce or Wusu Company may be materially and adversely affected. See “—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

There may be conflicts of interest between shareholders of the variable interest entities and us, which may cause material and adverse effects to our business and financials.

The equity interests of Hexin E-Commerce are held by Mr. Xiaobo An, Mr. Xiaobin Zhai and Mr. Xiaoning An, our founders. The equity interests of Wusu Company are held by Mr. Ming Jia, Mr. Shiwei Wu and Hexin E-Commerce. Furthermore, each of Hexin Information and Hexin Financial Information are controlled by Mr. Xiaobo An. Hexin Information was incorporated in December 2015 and is 99.0% held by Mr. Xiaobo An as of the date of this annual report on Form 20-F, whereas Hexin Financial Information was incorporated in April 2014 and is 98.9% held by Mr. Xiaobo An as of the date of this annual report on Form 20-F. The interests of Mr. Xiaobo An, Mr. Xiaobin Zhai and Mr. Xiaoning An in Hexin E-Commerce, the interests of Mr. Xiaobo An in Hexin Information and Hexin Financial Information and the interests of Mr. Ming Jia, Mr. Shiwei Wu and Hexin E-Commerce in Wusu Company, may, however, differ from the interests of our company as a whole. These shareholders may have conflicts of interest with our company, and may breach, or cause Hexin E-Commerce or Wusu Company, as the case may be, to breach, our contractual arrangements, such as preventing it to remit payment due to us on a timely basis, or cause Hexin Group to breach the cooperation arrangements such as preventing them from referring offline borrowers to us, or performing other acts of non-performance adverse to our interests. We cannot assure you that when such conflicts of interest arise, if any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor such that we may not be able to control our variable interest entities effectively and enjoy economic benefits under our contractual arrangements in relation to Hexin E-Commerce and Wusu Company and the cooperation arrangements among Hexin E-Commerce, Hexin Information and Hexin Financial Information.

Under the exclusive option agreements entered into between us and each of the shareholders of Hexin E-Commerce and the exclusive option agreements entered into between us and each of the shareholders of Wusu Company, we have an option to purchase all their equity interests in the relevant variable interest entity to be held by us or our designee. Aside from the purchase option, we do not have any other arrangements or means to address potential conflicts of interest. If we cannot amicably resolve any conflicts of interest or disputes with the shareholders of Hexin E-Commerce or those of Wusu Company, we would have to resort to lengthy and costly legal action and proceedings, which would disrupt our business operations and incur significant expenses. Meanwhile, our business and results of operations may be materially adversely affected.

Our contractual arrangements with the variable interest entities may be subject to additional taxes, which would adversely affect our financials and your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law, or EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements (i) between Hexin Yongheng, our wholly-owned subsidiary in China, Hexin E-Commerce, our consolidated variable interest entity in China, and the shareholders of Hexin E-Commerce and (ii) between Hexin Yongheng, Wusu Company, our consolidated variable interest entity in China, and the shareholders of Wusu Company were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Hexin E-Commerce or Wusu Company’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Hexin E-Commerce or Wusu Company for PRC tax purposes, which could in turn increase its tax liabilities without reducing Hexin Yongheng’s tax expenses. In addition, if Hexin Yongheng requests the shareholders of Hexin E-Commerce or Wusu Company to transfer their equity interests in Hexin E-Commerce or Wusu Company at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Hexin Yongheng to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Hexin E-Commerce or Wusu Company for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the variable interest entities go bankrupt or becomes subject to a dissolution or liquidation proceeding we may not be able to recover or claim ownership over the assets and networks of the variable interest entities.

One of our variable interest entities, Hexin E-Commerce, holds assets material to our business operations, including the Internet information services license, or the ICP License, domain names and trademarks and software licenses. Another of our variable interest entites, Wusu Company, holds assets material to our online microlending business. Under our present contractual arrangements, Hexin E-Commerce and Wusu Company cannot, and their respective shareholders shall not, cause Hexin E-Commerce and Wusu Company, respectively, to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the respective business without our prior consent. However, if the shareholders of either variable interest entity initiates liquidation proceedings in breach of our contractual arrangements, such that the variable interest entity undergoes voluntary or involuntary liquidation proceedings, or if it declares bankruptcy and all or part of its assets become subject to the claims of third party creditors, liens or are otherwise disposed of without our consent, we may not be able to continue our business operations, which would materially and adversely affect our financial conditions and results of operations.

If any of our variable interest entities loses its chop to the theft and use of unauthorized persons, the corporate governance of the applicable variable interest entity may be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary and consolidated variable interest entities are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations.

RISKS RELATED TO PRC LAWS REGULATING OUR BUSINESS AND INDUSTRY

Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations.

All of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations are affected significantly by the political, economic and social climate in China and continuously by the economic performance of China as a whole.

The Chinese economy is unique from the economies of most developed countries in many respects, the more salient aspects include the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still state-owned. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting the monetary policy, and determining the different levels of treatment accorded to different industries and companies in accordance with its national development policy.

While the Chinese economy has experienced significant growth over the past decades, the growth rate has had sporadic bursts, across geographically and among various sectors and industries. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the marketplace lending service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by China Banking Regulatory Commission, or the CBRC, and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the marketplace lending service industry in the future. See “—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, developments in the marketplace lending service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council later. If an FIE proposes to conduct business in an industry subject to foreign investment “restrictions” in the “negative list,” the FIE must go through a market entry clearance by the MOC before being established. If an FIE proposes to conduct business in an industry subject to foreign investment “prohibitions” in the “negative list,” it must not engage in the business. However, an FIE that is subject to foreign investment “restrictions,” upon market entry clearance, may apply in writing for being treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% or more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “negative list,” to be separately issued by the State Council at a later date, if the FIE is engaged in an industry listed in the negative list. Unless the underlying business of the FIE falls within the negative list, which calls for market entry clearance by the MOC, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Relationship with Hexin Group and Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. The draft Foreign Investment Law has not taken a position on what actions will be taken with respect to the companies currently employing a VIE structure, whether or not these companies are controlled by Chinese parties, while it is soliciting comments from the public on this point. In addition, it is uncertain whether the online consumer finance marketplace industry, in which our variable interest entity operates, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” that is to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as MOC market entry clearance or certain restructuring of our corporate structure and operations, to be completed by companies with existing VIE structure like us, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, or at all, and our business and financial condition may be materially and adversely affected.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment implementation report and an investment amendment report that are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the Internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We have only contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including Internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the Internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the State Internet Information Office (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, or the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the Internet industry.

In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance to the Administration of Filing and Registration of Online Lending Information Intermediaries, or the Guidance of Administration, which provides general filing rules for online lending intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on the nationwide online lending, or the Online Lending National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filing. Circular 57 also requires local governmental authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed. We are conducting internal rectification in accordance with Circular 57. However, the financial regulatory authorities of Beijing are still in the process of formulating detailed implementation rules regarding the filing procedures, and to our knowledge, none of the online lending information intermediaries in Beijing, including us, have been permitted to submit filing applications as of the date of this annual report on Form 20-F. Therefore, the deadline for record-filing will be postponed. We cannot assure you when we will be able to submit our filing application and once submitted, whether such application will be accepted by the local financial regulatory authorities or any other competent regulatory authorities as relevant laws and regulations continue to develop and evolve. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

The recently published Guidelines to Promote the Healthy Growth of Internet Finance, or the Guidelines, require online lending platforms to use bank custodian accounts to hold lending capital, which is further emphasized in the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Online Lending Information Intermediaries Measures, published by CBRC, MIIT, PBOC and other relevant government authorities on August 17, 2016. In addition, the Administrative Measures of Non-Bank Payments Institutions Network Payment Service, or the Administrative Measures, which became effective from July 1, 2016, prohibit payment institutions from opening payment accounts to engage in the lending business and also set ceilings for maximum deposits permitted into an account opened with a third-party payment agent. Negative publicity about us or third-party payment agents or the third-party payment marketplace finance industry in general may adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment agents to carry out payment functions in connection with the facilitation of loans on our online marketplace. On February 22, 2017, the CBRC released the Guidelines of the Operation of Depositing Online Lending Funds, or the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a custodian account with a qualified bank and depositing online lending funds. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Lending.” To the extent our current arrangements with Jiangxi Bank are deemed to be not in compliance with the Guidelines, the Administrative Measures, the Online Lending Information Intermediaries Measures and the Guidelines of Depositing Lending Funds or if changes to these arrangements are required by future rules or regulations, including those proposed in the Guidelines of Depositing Lending Funds, a material change to our business model may be required, and our business may be materially and adversely impacted.

Our online marketplace, operated by our consolidated variable interest entity, Hexin E-Commerce, may be deemed to be providing (i) commercial Internet information services, which would require Hexin E-Commerce to obtain an ICP License (an ICP License is a value-added telecommunications business operating license required for the provision of commercial Internet information services), and (ii) domestic call center services, which would require Hexin E-Commerce to obtain a value-added telecommunications business operating license required for the provision of domestic call center services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunication Services.” Hexin E-Commerce, our PRC consolidated variable interest entity has obtained an ICP License as an Internet information provider. However, the Online Lending Information Intermediaries Measures require online lending information intermediaries to apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. As the detailed provision for such telecommunication business operating licenses has not been published, there is uncertainty as to which type of license is required for online lending information intermediaries. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Hexin E-Commerce will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. Hexin E-Commerce has not obtained a value-added telecommunications business operating license required for the provision of domestic call center services. According to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, those who conduct telecommunications business without a license shall be ordered by the relevant authorities to redress the violations and the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income may be imposed. If there is no illegal income or such income is lower than RMB50,000 (US$7,971), a penalty between RMB100,000 (US$15,942) to RMB1,000,000 (US$159,424) shall be imposed. In a serious case, the business shall be suspended.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Hexin E-Commerce owns the relevant domain names in connection with our value-added telecommunications business and has the necessary personnel to operate our website. Hexin E-Commerce also currently owns the ICP License and certain trademarks. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License. The current ICP License expires on September 4, 2019 and requires an annual check and renewal. If Hexin E-Commerce fails to observe the requirements for annual renewal, our business may be affected.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.

Due to the relatively short history of the marketplace lending service industry in China, the regulatory framework governing our industry is under development by the PRC government. On July 18, 2015, the PBOC together with nine other PRC regulatory agencies jointly issued the Guidelines, a series of policy measures applicable to the online marketplace lending service industry. The Guidelines introduced formally for the first time the regulatory framework and basic principles for administering the marketplace lending service industry in China.

The Guidelines call for active government support of China’s Internet finance industry, including the online marketplace lending service industry, and clarify the division of responsibility among regulatory agencies. The Guidelines specify that the CBRC will have primary regulatory responsibility for the online marketplace lending service industry in China and state that online marketplace lending service providers should operate as information intermediaries and are prohibited from engaging in illegal fund-raising and providing “credit enhancement services,” which we believe are generally perceived in the online marketplace lending industry to mean providing guarantees to investors in relation to the return of loan principal and interest. The Guidelines provide additional requirements for China’s Internet finance industry, including the use of custodian accounts with qualified banks to hold customer funds as well as information disclosure requirements, among others. However, the Guidelines only set out the basic principles for promoting and administering the online marketplace lending service industry, and were not accompanied by any implementing rules. The Guidelines instead urge the relevant regulatory agencies to adopt implementing rules at the appropriate time.

The Online Lending Information Intermediaries Measures define the “online lending information intermediaries,” or the Information Intermediaries, as financial information intermediaries that specialize in online marketplace lending information intermediary business. Such intermediaries provide such services as information collection, information release, credit assessment, information exchange, and match of lending, on the Internet as the primary channel to facilitate the direct lending between borrowers and lenders. Consistent with the Guidelines, the Online Lending Information Intermediaries Measures prohibit Information Intermediaries from providing “credit enhancement services” or creating “capital pools” and require, among other things, (i) that the Information Intermediary operating telecommunication services must apply for the relevant telecommunication licenses; (ii) that the Information Intermediary intending to provide online marketplace lending information agency services (excluding its subsidiaries and branches) must make the relevant filings and registrations with local financial regulatory authorities with which it is registered after obtaining business license; and (iii) that the name of Information Intermediary must contain the phrase “online marketplace lending information intermediary.”

The Online Lending Information Intermediaries Measures list the following businesses that an Information Intermediary must not, by itself or on behalf of a third party, participate in: (i) financing for themselves directly or in a disguised form; (ii) accepting, collecting or gathering funds of lenders directly or indirectly; (iii) providing security to lenders or promising break-even principals and interests directly or in a disguised form; (iv) publicizing or promoting financing projects on other physical premises other than such digital channels as the Internet, fixed-line telephone or mobile phone by themselves or upon entrustment or authorization of any third party; (v) making loans, unless otherwise stipulated by laws and regulations; (vi) splitting the term of any financing project; (vii) raising funds by issuing such financial products on their own as wealth management products, or selling bank wealth management products, asset management by securities traders, funds, insurance, trust products or other financial products on a commission basis; (viii) carrying out business similar to asset-backed securities or conducting the transfer of creditor’s rights in the form of packaged assets, asset-backed securities, trust assets, and fund units; (ix) engaging in any form of mixture, bundling or agency with other institutions in investment, sale on a commission basis or brokerage, unless otherwise permitted by laws, regulations and relevant regulatory provisions on online marketplace lending; (x) making up or overstating the authenticity of financing projects and the prospect of profits, concealing flaws and risks in financing projects, publicizing or promoting in biased language or by other fraudulent means in a false and one-sided way, fabricating or spreading false or incomplete information to damage others’ business reputation, or misleading lenders or borrowers; (xi) providing information intermediary services for those highly risky financing projects whose purpose is the investment in stock market, over-the-counter financing, futures contracts, structured products and other derivatives; (xii) engaging in equity-based crowd funding; and (xiii) undertaking other activities prohibited by laws and regulations as well as relevant regulatory provisions on online marketplace lending.

The Online Lending Information Intermediaries Measures also set out certain additional requirements applicable to Information Intermediaries on, among other things, the real-name registration of lenders and borrowers, the limitation of offline business of Information Intermediaries, the risk control, cyber and information security, the limit of fund collection period (up to 20 business days), allocation of charges, personal credit management, file management, lenders and borrowers protection, making decisions by Information Intermediaries on behalf of lenders, administration of electronic signatures and information disclosure.

Any violation of the Online Lending Information Intermediaries Measures by an Information Intermediary after they come into effect, may subject such Information Intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,783).

According to the Online Lending Information Intermediaries Measures, we may have to adjust our operating practices. For instance, we may need to modify the existing or develop a new process for investors who wish to invest in our portfolio investments to ensure that all the investment decisions are made and confirmed by investors as required by the Online Lending Information Intermediaries Measures, which may in turn cause us to incur additional operating expenses. The enactment of the Online Lending Information Intermediaries Measures may also materially impact our corporate governance practice and increase our compliance costs.

In addition to the Guidelines and the Online Lending Information Intermediaries Measures, there are certain other rules, laws and regulations relevant or applicable to the online marketplace lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. In December 2017, the Internet Finance National Rectification Office and the Online Lending National Rectification Office jointly issued Circular 141, outlining general requirements on the “cash loan” business conducted by online microlending companies, banking financial institutions and online lending information intermediaries. In December 2017, the Online Lending National Rectification Office issued Circular 57 which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. For more information see “—Risks Related to PRC Laws Regulating Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” In May 2018, the Internet Finance National Rectification Office issued Letter 59, which provides further requirements on several matters in connection with the “cash loan” business, and violation of Letter 59 may result in penalties, including but not limited to suspension of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

On February 22, 2017, the CBRC released the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a depository account with a qualified bank and depositing online lending funds. To the extent our current arrangements with Jiangxi Bank are deemed to be not in compliance with the Guidelines, the Administrative Measures, the Online Lending Information Intermediaries Measures and the Guidelines of Depositing Lending Funds or if changes to these arrangements are required by future rules or regulations, including those proposed in the Guidelines of Depositing Lending Funds, a material change to our business model may be required and our business may be materially and adversely impacted. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.” In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Guidelines on the Information Disclosure of Business Activities by Online Lending Information Intermediaries, or the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interview, warning letter, rectification, tainted integrity record, fines up to RMB30,000 (US$4,783), and criminal liabilities if the act constitutes a criminal offense. Since various detailed requirements of information disclosure are made by the Disclosure Guidelines, we may need to adjust or change our methods of information disclosure and content of information disclosed within the rectification period in order to fully comply with the Disclosure Guidelines. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

To comply with existing rules, laws, regulations and governmental policies relating to the marketplace lending service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry, including, without limitation, the following: (i) we do not use our own capital to invest in loans facilitated through our online marketplace; (ii) we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest; (iii) we do not hold investors’ funds and funds loaned through our platform are deposited into and settled by a third-party custodian account managed by a qualified bank, Jiangxi Bank; (iv) we have obtained the ICP license as an Internet information provider from the relevant local counterpart of the Ministry of Industry and Information Technology in accordance with applicable laws; (v) we fully disclose on our website all relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, service fees, and other charges and penalties; and (vi) we have been making strong effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform. However, due to the lack of detailed rules and the fact that the rules, laws and regulations are expected to continue to evolve in this newly emerging industry, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations.

In particular, we cannot rule out the possibility that some of the services we provide to investors, such as the portfolio investment, might be viewed as not being in full compliance. We match multiple investors with multiple approved borrowers, which goes beyond the simple one-to-one matching between investors and borrowers and could be viewed as violating some of these requirements.

Moreover, although the Guidelines prohibit online marketplace lending service providers from providing “credit enhancement services”, it is uncertain how the “credit enhancement services” mentioned in the Guidelines will be interpreted due to the lack of detailed implementing rules in the Guidelines. However, given the prohibition by the Online Lending Information Intermediaries Measures on providing security or guarantee of principals and interests to lenders, we believe it is generally perceived in the online marketplace lending industry to mean providing guarantees to investors in relation to the return of loan principal and interest. Under our risk reserve liability arrangement, if a loan is delinquent for a certain period of time, we may withdraw a sum from the risk reserve to repay investors the principal and accrued interest for the defaulted loan unless the risk reserve is depleted. Although the purpose of the risk reserve liability policy is to limit investor losses due to borrower defaults and not to provide investors with guarantees in relation to the return of loan principal and interest, we cannot rule out the possibility that our past risk reserve liability model or any variations thereof might be viewed by the PRC regulatory bodies as providing, to a certain extent, a form of guarantee or otherwise a form of “credit enhancement service” prohibited under the Guidelines. Furthermore, if the risk reserve liability policy is viewed by the PRC regulatory bodies as providing a form of guarantee, under the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, or the Private Lending Judicial Interpretations, issued by the Supreme People’s Court on August 6, 2015 and being effective on September 1, 2015, if requested by the investor with the court, we may be required to assume the obligations as to the defaulted loan as a guarantor. For a summary of the Private Lending Judicial Interpretations, see “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending—Regulations on Loans between Individuals.”

Furthermore, if the China Banking and Insurance Regulatory Commission or other Chinese regulatory authority introduces new policies that would cause Changan Insurance to cease to provide insurance for our products, we would be forced to search for a new insurance provider, guarantee company or other third party institution.

In order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, we transitioned from the risk reserve liability policy to a third-party insurance arrangement whereby Changan Insurance enters into an insurance policy with each investor to insure against borrower default. Subject to the terms and limits in the insurance policy, investors can fully recover their outstanding principal and accrued interest in the event of loan default. We intend to continue this practice for the foreseeable future. However, as the industry continues to evolve and becomes more sophisticated and our business develops, we may revisit our policy or the terms on which we offer protection to investors over borrower default risk. Furthermore, we cannot assure you that the cooperation with Changan Insurance thereof will not be viewed by the PRC regulatory authorities as providing, a form of guarantee or otherwise a form of “credit enhancement service” prohibited under the Guidelines.

The regulatory regime and practice with respect to online microlending companies are also evolving and subject to uncertainty. In November 2017, the Internet Finance National Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microlending Companies, which suspends the approval of new online microlending companies. On December 1, 2017, the Internet Finance National Rectification Office and the Online Lending National Rectification Office jointly issued Circular 141, which also states that the approval of new online microlending companies has been suspended and further imposes measures to strengthen the regulation of online microlending companies. On December 8, 2017, the Online Lending National Rectification Office issued the Implementation Plan of Specific Rectification for Risks in Microlending Companies and Online Microlending Companies, or the Rectification Implementation Plans of Online Microlending Companies, which further details the requirements on online microlending companies. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Microlending.” Wusu Company, a subsidiary of Hexin E-Commerce, has obtained an online microlending license from the relevant competent local authorities. However, the relevant governmental authorities will inspect, investigate and review the qualification and compliance of the online microlending companies in accordance with the Rectification Implementation Plans of Online Microlending Companies. We cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license to continue the operation of Wusu Company.

As of the date of this annual report on Form 20-F, we have not been subject to any material fines or other penalties under any PRC laws or regulations including those governing the marketplace lending service industry and online microlending companies in China. However, if our practice is deemed to violate any rules, laws or regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well. If such situations occur, our business, financial condition and prospects would be materially and adversely affected. In addition, given the evolving regulatory environment in which we operate, we cannot rule out the possibility that the PRC government will institute a licensing regime covering the marketplace lending service industry. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Any failure by us or our third-party service providers to comply with applicable anti-money laundering laws and regulations could damage our reputation.

In cooperation with Jiangxi Bank, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on Jiangxi Bank and may in the future, rely on other third-party service providers, in particular the custody banks and payment agents that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. Custody banks and payment agents are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer finance marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers, including online lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit illegal fundraising.

PRC laws and regulations prohibit persons and companies from raising funds through advertising to the public a promise to repay premium or interest payments over time through payments in cash or in kind except with the prior approval of the applicable government authorities. Failure to comply with these laws and regulations may result in penalties imposed by the PBOC, the Administration for Industry and Commerce, or AIC, and other governmental authorities, and can lead to civil or criminal lawsuits.

To date, our marketplace has not been subject to any fines or other penalties under any PRC laws and regulations that prohibit illegal fundraising. Our marketplace only acts as a service provider in the facilitation of loans between borrowers and investors, and in this capacity, we do not raise funds or promise repayment of premium or interest obligations. Nevertheless, considerable uncertainties exist with respect to the PBOC, AIC and other governmental authorities’ interpretations of the fundraising-related laws and regulations. While our agreements with investors require investors to guarantee the legality of all funds from investors, we do not verify the source of investors’ funds separately, and therefore, to the extent that investors’ funds are obtained through illegal fundraising, we may be negligently liable as a facilitator of illegal fundraising. In addition, while our loan agreements contain provisions that require borrowers to use the proceeds for purposes listed in their loan applications, we do not monitor the borrowers’ use of funds on an on-going basis, and therefore, to the extent that borrowers use proceeds from the loans for illegal activities, we may be negligently liable as a facilitator of an illegal use. Although we have designed and implemented procedures to identify and eliminate instances of fraudulent conduct on our marketplace, as the number of borrowers and investors on our platform increases, we may not be able to identify all fraudulent conduct that may violate illegal fundraising laws and regulations.

The facilitation of loans through our marketplace could give rise to liabilities under PRC laws and regulations that prohibit unauthorized public offerings.

The PRC Securities Law stipulates that no organization or individual is permitted to issue securities for public offering without obtaining prior approval in accordance with the provisions of the law. The following offerings are deemed the be public offerings under the PRC Securities Law: (i) offering of securities to non- specific targets; (ii) offering of securities to more than 200 specific targets; and (iii) other offerings provided by the laws and administrative regulations. Additionally, private offerings of securities shall not be carried out through advertising, open solicitation and disguised publicity campaigns. If any transaction between one borrower and multiple investors on our marketplace is identified as a public offering by PRC government authorities, we may be subject to sanctions under PRC laws and our business may be adversely affected.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Hexin Yongheng to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Relationship with Hexin Group and Our Corporate Structure—Our contractual arrangements with the variable interest entities may be subject to additional taxes, which would adversely affect our financials and your investment.”

Under PRC laws and regulations, our PRC subsidiary, as a wholly foreign-owned enterprise in China, may pay dividends only out of its accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our initial public offering and the concurrent private placement to fund our PRC subsidiary by making loans to or additional capital contributions to our PRC subsidiary, subject to applicable government registration and approval requirements.

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. The statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt funds and the funds from oversea public offerings. Also, Circular 16 allows enterprises to use their foreign exchange capitals under their capital account as stipulated by the relevant laws and regulations. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of these Circulars could result in severe monetary or other penalties. These circulars may significantly limit our ability to use RMB converted from the net proceeds of our initial public offering and the concurrent private placement to fund the establishment of new entities in China by our PRC subsidiary, to invest in or acquire any other PRC companies through our PRC subsidiary, or to establish new variable interest entities in the PRC.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiary or future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and the concurrent private placement and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may be subject to liabilities imposed by relevant governmental regulations due to the personal data and other confidential information of borrowers, investors and our offline cooperation partner which we collect or are provided access to.

There are numerous laws regarding privacy and the storing, sharing, use, disclosure and protection of personally identifiable information and user data. We receive, transmit and store a large volume of personally identifiable information and other confidential data from borrowers, investors and our offline cooperation partner. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, the intent of which is to protect the privacy of personal information that is collected, processed and transmitted in or from the governing jurisdiction. This regulatory framework for privacy issues in China and worldwide is currently evolving and is likely to remain uncertain for the foreseeable future. In addition, there may be limits on the cross-border transmission of user data even to the extent that such transmission is within our company. We could be adversely affected if legislation or regulations are expanded to require changes in business practices or privacy policies, or if governing jurisdictions interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. In addition to laws, regulations and other applicable rules regarding privacy and privacy advocacy, industry groups or other private parties may propose new and different privacy standards. Because the interpretation and application of privacy and data protection laws and privacy standards are still uncertain, it is possible that these laws or privacy standards may be interpreted and applied in a manner that is inconsistent with our practices. Any inability to adequately address privacy concerns, even if unfounded, or to comply with applicable privacy or data protection laws, regulations and privacy standards, could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB, and the functional currency for our PRC subsidiary and consolidated variable interest entities is RMB, whereas our reporting currency is the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Moreover, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our earnings translated in the U.S. dollars, which in turn could adversely affect the price of our ADSs. Furthermore, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Beginning in the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China until August 2017 when the RMB started to appreciate against the U.S. dollar. The RMB has been depreciating against the U.S. dollar since April 2018. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiary is able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

We are required under PRC laws and regulations to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. We have not made adequate employee benefit payments. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. SAFE Circular 37 is issued to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiary may be prohibited from distributing its profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiary. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

All of our shareholders who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations required in connection with our recent corporate restructuring.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiary’s ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Stock Incentive Plans.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation, or the SAT, issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiary to satisfy part of our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns at least 25% of a PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, the 5% withholding tax rate does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong enterprise must be the beneficial owner of the relevant dividends; and (b) the Hong Kong enterprise must directly hold at least 25% share ownership in the PRC enterprise during the 12 consecutive months preceding its receipt of the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a favorable tax treatment should not be a reason for the application of the favorable tax treatment under the Double Tax Avoidance Arrangement. If a taxpayer inappropriately is entitled to such favorable tax treatment, the competent tax authority has the power to make appropriate adjustments.

In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. Accordingly, Hexindai Hong Kong Limited, or Hexindai HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Hexin Yongheng, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the SAT issued the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Equity Transfer Income, or Circular 698, which became effective as of January 1, 2008, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59 on April 30, 2009, and the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or the SAT Announcement 7, on February 3, 2015. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred to as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a “reasonable commercial purpose”, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. If a transferor fails to declare for payment timely or in full of the tax due on proceeds from indirect transfer of PRC taxable assets and the withholding agent also fails to withhold such tax, the tax authority shall, in addition to supplementary collection of such tax, also charge for interest on a daily basis from the transferor according to the EIT Law and its implementation rules. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose. On October 17, 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of the income of non-resident enterprises.

Accordingly, we and non-resident enterprise investors face uncertainties on the reporting and consequences on future private equity-financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Additionally, the PRC tax authorities have the discretion under SAT Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has ranged from US$10.80 to US$17.00 per ADS in 2017. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  regulatory developments affecting us, our users or our industry;

•                  announcements of studies and reports relating to our loan products and service offerings or those of our competitors;

•                  changes in the economic performance or market valuations of other online consumer finance marketplaces;

•                  actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•                  changes in financial estimates by securities research analysts;

•                  conditions in the internet and unsecured consumer finance industries;

•                  announcements of new product, service and expansions by us or our competitors;

•                  additions to or departures of our senior management;

•                  detrimental negative publicity about us, our management or our industry;

•                  fluctuations of exchange rates between the RMB and the U.S. dollar;

•                  release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•                  sales or perceived potential sales of additional ordinary shares or ADSs.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume of our ADSs to decline.

We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment.

On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from fiscal year 2018. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS).

Our annual dividend policy is  subject to change at any time at the discretion of our board of directors, and our board of directors has complete discretion as to whether to distribute dividends in the future. If our board of directors decides to continue to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. As such, the amount of dividends that you will receive are subject to change. In addition, there can be no assurance that we will not adjust our dividend policy in the future. Accordingly, you should not rely on an investment in our ADSs as a source for any future dividend income, and the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment.

Any declaration and payment, as well as the amount, of dividends will be subject to our constitutional documents and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, we had 47,958,550 ordinary shares outstanding. Among these shares, 5,036,950 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

We have adopted our amended and restated share incentive plan in September 2017, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We have registered certain ordinary shares that we may issue under our share incentive plans and intend to register all ordinary shares that we may issue under our share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2018 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC for the current and any subsequent taxable years. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2019 or any future taxable year.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted an amended and restated memorandum and articles of association. Our amended and restated memorandum and articles of association contains provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares underlying the ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares underlying the ADSs may be materially and adversely affected.

Certain existing shareholders have substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this annual report on Form 20-F, our executive officers and directors (including Mr. Xiaobo An, our founder and chairman) beneficially own approximately 31,980,800 ordinary shares, or approximately 63.4% of our outstanding ordinary shares. As a result, they could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

As a “controlled company” under the NASDAQ listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following our initial public offering, our principal shareholder, Mr. Xiaobo An, continues to beneficially own more than a majority of the voting power of our outstanding ordinary shares. Under the NASDAQ listing rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemption under the NASDAQ listing rules, we could elect to rely on this exemption in the future. For example, we may elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during the period we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, a majority of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will use its best endeavors to vote the ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the shares represented by your ADSs unless you withdraw the shares from the ADR facility prior to the applicable share record date. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying shares represented by your ADSs to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting. If we give notice to our shareholders of any general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying shares represented by your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not give proper or timely voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the ordinary shares represented by your ADSs at shareholders’ meetings unless:

•                  we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of the foregoing is that if you do not give proper or timely voting instructions to the depositary as to how to vote at shareholders’ meetings, a discretionary proxy to vote the ordinary shares represented by your ADSs will be given to a person designated by us, except under the circumstances described above. This may make it more difficult for shareholders and holders of ADSs to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities which are represented by your ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impracticable to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not practicable to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impracticable for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, or on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur significantly increased costs and devote substantial management time as a result of being a public company.

As a public company, we incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an “emerging growth company” pursuant to the JOBS Act. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Global Market, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Hexindai Inc. was incorporated in Cayman Islands to be our holding company in April 2016. Hexindai Inc. then established a wholly owned subsidiary in Hong Kong, Hexindai HK, in May 2016, and Hexindai HK further established Beijing Hexin Yongheng Technology Development Co. Ltd., or Hexin Yongheng, our wholly owned subsidiary in China, in August 2016.

Hexin E-Commerce Co., Ltd, or Hexin E-Commerce, was established in China in March 2014. Mr. Xiaobo An, Mr. Xiaoning An and Mr. Xiaobin Zhai are the shareholders of Hexin E-Commerce, owning 94.99%, 0.01% and 5.00% of the equity interests in Hexin E-Commerce, respectively, as of the date of this annual report on Form 20-F. We obtained control and became the primary beneficiary of Hexin E-Commerce in November 2016 by entering into a series of contractual arrangements with Hexin E-Commerce and its shareholders. See “—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” We currently conduct our online consumer finance marketplace business in China through Hexin Yongheng and Hexin E-Commerce.

In August 2017, we established Wusu Company, an online microlending business. Hexin E-Commerce, Mr. Ming Jia and Mr. Shiwei Wu are the shareholders of Wusu Company, owning 70.0%, 25.0% and 5.0% of the equity interests in Wusu Company, respectively, as of the date of this annual report on Form 20-F. We obtained control and became the primary beneficiary of Wusu Company in January 2018 by entering into a series of contractual arrangements with Wusu Company and its shareholders. See “—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” We currently conduct our online microlending business through Wusu Company.

As of the date of this annual report on Form 20-F, Hexin E-Commerce has five branches and five wholly owned subsidiaries. These branches and subsidiaries provide consultancy services for and IT support to Hexin E-Commerce. One of the five branches of Hexin E-Commerce, Hefei Branch, will include a call center that is yet to be established and will be operated by Hexin E-Commerce. Hefei Branch will assist us in providing investor support services, maintaining existing investors and attracting new investors in a more cost-effective manner.

On November 3, 2017, our ADSs commenced trading on the NASDAQ Global Market under the symbol “HX.” We raised from our initial public offering approximately US$43.3 million in net proceeds after deducting related costs and expenses.

Our principal executive offices are located at 13th Floor, Block C, Shimao, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, the People’s Republic of China. Our telephone number at this address is +86 10 5370 9902. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801, 2nd Avenue, Suite 403, New York, NY 10017.

B.                                    Business Overview

We are a fast-growing consumer lending marketplace facilitating loans to meet the increasing consumption demand of the emerging middle-class in China. We primarily focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$3,188) to RMB140,000 (US$22,319). We offer borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. We offer investors various types of investment products with appropriate risk levels and risk-adjusted returns.

Our Borrowers

Borrower Profile and Demographics

We target the growing consumption demand of the emerging middle class in China. This segment of the Chinese population is demonstrating growing consumption demands for premium goods and services in pursuit of an upgraded lifestyle and is spending more money on discretionary products and services.

In the fiscal year ended March 31, 2018, our borrowers consisted of 67.4% male and 32.6% female, 75.4% married, 82.5% having received higher education and 68.2% with real property. We strictly prohibit lending to those people with criminal records, with no records of credit history, who are on the national list of delinquent debtors or who are in certain high-risk occupations. In the fiscal year ended March 31, 2018, approximately 11.3% of our loans were used by borrowers to purchase premium goods and services, such as luxury goods, travel, cosmetic surgery, continuing education and home decoration.

Borrower Acquisition

We utilize online and offline channels to acquire borrowers, combining both an online platform and the extensive offline networks of our offline cooperation partner, Hexin Group, which is owned by our controlling shareholder. In the fiscal year ended March 31, 2018, we facilitated loans to 101,172 borrowers with a total amount of loans of RMB8,332.1 million (US$1,257.6 million), compared to 28,738 borrowers with a total amount of loans of RMB3,317.5 million (US$493.3 million) in the fiscal year ended March 31, 2017. From inception of our business to March 31, 2018, we had a total of 142,666 borrowers, cumulatively.

We acquire borrowers through referrals from our offline cooperation partner’s extensive nationwide on-the-ground sales network in China as part of our contractual arrangements with Hexin Group. Under the contractual arrangements, Hexin Group refers offline borrowers to us for our loan products, and we then offer our online loan facilitation services to these borrowers. Upon successful facilitation and execution of a loan, the borrower will enter into an agreement and pay a consultation services fee directly to Hexin Group. The borrower will also enter into a separate loan agreement and platform service agreement with us. Hexin Group carries out the initial stage of the risk management process through conducting physical interviews, document collection and data processing as part of their services provided to all referred borrowers. In the fiscal years ended March 31, 2016, 2017 and 2018, over 89.0% of our borrowers were referred from Hexin Group. Our cooperation partner receives consultation fees from borrowers whereas we independently receive loan facilitation or management service fees from borrowers. During the course of the facilitation of a loan, we do not receive any fees from our cooperation partner, and vice versa. For more information regarding our contractual arrangements with Hexin Group, see “—C. Organizational Structure—Our Relationship with Hexin Group.”

We also utilize sales and distribution channels to attract new borrowers. We also utilize traffic acquisition and online marketing channels, including (1) application stores on various mobile platforms to distribute applications, (2) search engines, and (3) cost per sale channels, such as fanli.com.

Our Investors

Investor Profile and Demographics

We welcome all investors domiciled in China to participate in the investment opportunities provided on our marketplace. Currently, we focus our efforts on attracting individual investors. This large and rapidly growing sector of Chinese individual investors is currently underserved by traditional investment products in China. The average investment returns on our marketplace, ranging from 10% to 13%, are generally higher than those of traditional investment products, including bank deposits, bonds and wealth management products. In the future, we plan to expand and diversify our investor base from our current focus on individual investors to also include institutional investors, such as banks, trust funds and other institutional investors, as well as more high-net-worth individuals who may invest larger amounts of funds.

In the fiscal year ended March 31, 2018, our investors profile consisted of 55.9% male and 44.1% female. In terms of age groups, 19.7% of our investors were in their 20’s, 34.2% in their 30’s, 23.64% in their 40’s, 13.8% in their 50’s, and 8.7% in other age groups.

Investor Acquisition

We attract investors to our marketplace through multiple sales and distribution channels, including our website, mobile application, H5 and social media (such as WeChat and Weibo) and through cooperation with online platforms, such as Baidu, 360.cn and Wangdaizhijia.com. We utilize the same online channels to acquire investors as those used to acquire online borrowers.

Our investor acquisition strategies primarily include our cash incentive program and sales and marketing campaigns for our mobile applications, customer referrals and promotional activities for institutional investors. All of our investors are acquired through online channels.

Since inception to March 31, 2018, the aggregate investment return gained by investors was RMB774.1 million (US$123.4 million). In the fiscal year ended March 31, 2018, 137,950 investors made investments on our marketplace, with a total amount of investment of RMB9,915.0 million (US$1,580.7 million), compared to 63,335 investors with a total amount of investment of RMB4,030.6 million (US$599.4 million) in the fiscal year ended March 31, 2017. In the fiscal years ended March 31, 2017 and 2018, the average amounts invested by each investor were RMB63,639 (US$9,463) and RMB71,874 (US$11,458), respectively.

Our investors favor quick and convenient investments with attractive risk-adjusted returns. Through our online marketplace we provide user-friendly tools to investors loan product offerings, customize and manage their investments. An investor can create a user account on our marketplace through a few simple steps. The investor is then directed to the website of Jiangxi Bank to create a custody account with a minimum deposit of RMB50 (US$8). We do not impose any requirement to commit funds to any loans so that investors have the flexibility to withdraw their uncommitted funds at any time. If an investor commits funds to his or her custody account with Jiangxi Bank but has not invested in any loan product, interest is payable based on the PBOC interest rates. To encourage investors to increase their investment activity and investment amounts on our marketplace, we have established a VIP investor loyalty program. VIP investors who have registered higher activity levels and investment amounts on our marketplace are offered lower management fees.

We have attracted a fast-growing and loyal investor base. The number of investors who invested on our marketplace increased from 31,783 in the fiscal year ended March 31, 2016 to 63,335 in the fiscal year ended March 31, 2017, and increased to 137,950 in the fiscal year ended March 31, 2018. From inception of our business to March 31, 2018, we had a total of 200,699 investors, cumulatively. As of March 31, 2018, 82.3% of investors who invested for the first time on our marketplace from our inception to March 31, 2015 have invested more than once on our marketplace; 74.1%, 46.2%, and 50.6% of investors who invested for the first time on our marketplace during fiscal years 2016, 2017, and 2018, respectively, have invested more than once on our marketplace. We believe the repeat investor rate illustrates the degree of customer loyalty of our investors. According to Oliver Wyman, there is insufficient publicly available information in the online lending marketplace industry in the PRC to provide benchmark data on the repeat investor rate that is representative and reliable. Furthermore, we have introduced a referral incentive program offering a cash reward to an existing investor upon each successful referral of a new investor, under which the existing investor earns an annualized cash incentive of 1% based on the funds invested by the new investor in the first year. For the fiscal years ended March 31, 2017 and 2018, referred investors contributed to approximately 27.6% and 38.5%, respectively, of the total amount of funds invested.

VIP Investor Loyalty Program

To encourage investors to increase their investment activity on our marketplace, we have established a VIP investor loyalty program, in place since August 2015, which offers VIP investors various discounts on the post-origination service fees based on their VIP membership levels. The VIP investor loyalty program is generally based on an investor’s cumulative investment amount. In determining an investor’s VIP membership level, we consider several criteria, including the total amount of investment, the total amount of interest return and the level of activity on our online marketplace during a specific period. Once an investor reaches a certain level of cumulative investment amount in a specified period of time, the investor may be promoted to a higher VIP membership level so that he or she can enjoy more preferential post-origination service fee charges. Furthermore, higher level VIP investors enjoy dedicated customer services. The criteria for the VIP investor loyalty program and the preferential rate of post-origination service fees we charge can be modified at the management’s discretion from time to time.

There are five “VIP” membership grades. Under the latest promotional campaign in the fourth quarter of fiscal year 2018, the highest level VIP investors may enjoy as low as a 0% post-origination service fee. The rate of post-origination service fee increases incrementally until it reaches 4% for entry-level VIP investors. Non-VIP investors are subject to a 10% post-origination service fee.

The following table shows the number of VIP investors who made loan investments during the specified financial period by membership level:

	For the Fiscal Years ended March 31,
	2016	2017	2018
Non-VIP investors	21,432	12,881	13,910
VIP1	6,916	46,598	116,720
VIP2	2,096	2,431	4,470
VIP3	1,068	1,142	2,224
VIP4	259	270	591
VIP5	12	13	35
Total	31,783	63,335	137,950

The following table sets forth the loan amounts and percentages of total investment invested by investors of each VIP level for the periods indicated:

	For the Fiscal Years ended March 31,
	2016(1)		2017		2018
	(in million RMB)	% of total	(in million RMB)	% of total	(in million RMB)	% of total
Non-VIP	251.8	8.5	231.5	7.0	369.8	4.4
VIP1	1,911.0	64.2	1,955.6	58.9	6,038.8	72.6
VIP2	344.5	11.6	443.3	13.4	670.6	8.0
VIP3	308.8	10.4	407.8	12.3	740.9	8.9
VIP4	155.6	5.2	250.2	7.5	435.1	5.2
VIP5	4.4	0.1	29.0	0.9	76.9	0.9
Total	2,976.0	100.0	3,317.5	100.0	8,332.1	100.0

Note:

(1) Since the VIP program began in August 2015, all loan amounts before August 2015 were accounted for by Non-VIP investors.

Our Products and Services

Products and Services to Borrowers

We facilitate primarily medium-sized loans with amounts ranging from RMB20,000 (US$3,188) to RMB140,000 (US$22,319) to borrowers on our online marketplace. Prior to the third quarter of fiscal year 2018, our loan products can be generally categorized as credit loans and secured loans, depending on whether the borrower provided security for the loan. The secured loans on our online marketplace are designed to meet the needs of borrowers who need short-term loans of medium to large amounts, whereas the credit loans are designed to address the consumption needs of borrowers who need long-term loans of small to medium amounts. Each loan product is differentiated primarily by five parameters: (i) the amount of the loan principal; (ii) the duration of the loan; (iii) the APR (as described below); (iv) the mode and frequency of repayment; and (v) the use of the loan proceeds. For the fiscal year ended March 31, 2018, 99.2% and 0.8% of the total amount of loans facilitated on our marketplace were attributed to credit loans and secured loans, respectively. As part of our business strategy, we had shifted our focus from secured loans to credit loans due to the higher gross billing ratio of credit loans. As a result, we ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of fiscal year 2018.

Borrowers are charged based on an annual percentage rate, or APR, which is expressed as a single percentage number that represents the actual annualized cost of borrowing over the term of a loan. The APR comprises (i) a nominal interest rate that borrowers pay investors, and (ii) a loan facilitation or loan management service fee that we charge for our services. The APR also varies according to the terms of the loan (currently 12, 24 or 36 months). The APR of our credit loans for the fiscal year ended March 31, 2018 ranged from 29.7% to 35.7% for loans with terms of 12 months; 26.6% to 35.2% for loans with terms of 24 months and 24.1% to 30.9% for loans with terms of 36 months. The APR was 18.9% for secured loans for the fiscal year ended March 31, 2018. For the fiscal year ended March 31, 2018, the annualized nominal interest rate ranged from 10% to 13%. The loan facilitation or loan management service fee we charge for our loan facilitation and other services is based on a percentage of the loan amount. The gross billing ratio ranged from 5.5% to 15.6% for the fiscal year ended March 31, 2018.

Borrowers can access our marketplace through multiple channels, including Internet, mobile applications, and social media, and through the online platforms with which we cooperate. We also utilize traffic acquisition and online marketing channels, including (i) application stores on various mobile platforms to distribute applications, (ii) search engines, and (iii) cost per sale channels, such as fanli.com. These channels, including our website and mobile application, allow borrowers to conveniently monitor the status of their loans online, including relevant information such as payment schedules. Throughout the term of the loan, we offer other post-origination services to borrowers including repayment-related management services.

We experienced rapid growth in the credit loans facilitated on our marketplace. In the fiscal year ended March 31, 2018, credit loans represented approximately 99.2% of the total loans facilitated through our marketplace, as compared to 68.3% in the fiscal year ended March 31, 2017. Credit loans contributed to 99.8% of our gross billing amount in the fiscal year ended March 31, 2018, as compared to 92.1% in the fiscal year ended March 31, 2017.

Credit Loans

Credit loans are unsecured loans that can be used to make various consumer purchases, with higher APR and allowing borrowers to make repayments over a longer period of time, compared to secured loans which are short term loans. Credit loans are offered in amounts ranging from RMB20,000 (US$3,188) to RMB200,000 (US$31,885) with terms of typically 12 months to 36 months. Borrowers usually repay by equal loan payments fully amortized and pay loan facilitation fees to us on the day when the loan proceeds are released to them or monthly over the term of the loans. The total amount of credit loans we facilitated on our marketplace experienced significant growth since our inception, representing an increase of 265.2% from RMB2.3 billion (US$336.7 million) in the fiscal year ended March 31, 2017 to RMB8.3 billion (US$1,248.0 million) in the fiscal year ended March 31, 2018.

We further categorize and tailor our credit loan products according to the borrowers’ segmentation and different consumption financing needs. We currently offer five main types of tailored credit loan products: (i) provident fund loans; (ii) property-owner loans; (iii) car-owner loans; (iv) insurance-holder loans; and (v) premier customer loans. According to our assessment of the changing market conditions of borrowers’ needs and characteristics, we offer and classify different credit loan products from time to time. Such classification is primarily for the purpose of our marketing.

Secured Loans

Secured loans are loans requiring collateral, normally in larger loan amounts, lower APR and offered to borrowers who generally have greater liquidity and capital needs. Prior to the third quarter of fiscal year 2018, we offered secured loans in amounts ranging from RMB0.2 million (US$31,885) to RMB8.0 million (US$1,275,388) with terms of generally one to nine months. Borrowers usually make monthly interest repayments followed by a lump sum payment of the principal upon maturity. Since these loans are secured by primarily real property and, to a lesser extent, large tangible assets such as automobiles, these loans are usually in larger amounts and with shorter terms than the credit loans facilitated on our marketplace. As part of our business strategy, we have shifted our focus from secured loans to credit loans due to the higher gross billing ratio of credit loans. As a result, we ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of fiscal year 2018.

Microlending

Hexindai recently began operating its online microlending business through Wusu Company, which operates with a registered capital of RMB200 million to originate loans. Registered in Wusu City, Xinjiang Province, the online microlending business operates nationwide and exclusively uses online customer acquisition channels. The maximum loan balance of Wusu Company is RMB200 million.

While leveraging on Hexindai’s existing risk management capabilities, the microlending business focuses on originating larger-sized consumer loans ranging from RMB1.0 million (US$159,424) to RMB6.0 million (US$956,541) with terms of one year on a lower APR than that of our credit loans. The borrowers for the online microlending business are mainly high-quality borrowers targeted from our previous customer base; this is a way for us to further monetize our borrowers’ value.

Products and Services to Investors

Through our online marketplace, we provide investors with investment services and products including portfolio investments and individual investments. Investors can choose and customize their preferred loan investments. In addition, our online marketplace allows investors to transfer their loan commitments to other investors under certain circumstances and access our live support services. We charge each investor a post-origination service fee for using our marketplace, which is primarily the difference between the interest rates on the underlying loans and the targeted returns offered to investors. The post-origination service fee is calculated as a percentage of the interest for the underlying loan product. We have established a VIP investor loyalty program in which there are five VIP membership grades. The highest level VIP investors may enjoy as low as a 0% post-origination service fee, whereas non-VIP investors are subject to a post-origination service fee of 10%. For more information regarding our VIP investor loyalty program, see “—VIP Investor Loyalty Program.” In the fiscal year ended March 31, 2018, the average post-origination service fee that we charge our investors represented approximately 6.5% of the interest earned of the underlying loan.

Portfolio Investment

We offer various portfolio investment products, previously called “Wallets”, to our investors with designated loan amounts, APRs and payment terms. Investors agree to invest a specified amount of funds for a fixed period of time into a basket of loan products offered to borrowers. Such basket of loan products is diversified in credit ratings, terms and type of investment products of the individual loans making up the portfolio, so as to optimize the balance of risk. Due to the difference in terms of the portfolio investment products and the underlying individual loans, once the term of a portfolio investment product expires, any outstanding loan obligations of underlying loan products are repackaged into new portfolio investment products for investors to view on our online marketplace and subscribe. The portfolio investment has provided our investors with risk-adjusted returns and a convenient means of reinvestment without having to monitor the process of each loan.

We currently offer two types of portfolio investment products: (i) Freedom Wallets and (ii) Stable Wallets. The term of Freedom Wallets is 36 months, and the “lock-up period” of Freedom Wallets is one month, during which investors cannot exit. After the “lock-up period” and before the maturity of Freedom Wallets, investors may exit with their full investment and interest and without paying any transfer fee for exiting by transferring their investment to another investor. During this period, the application for any exit cannot be made during the five days prior to and including the maturity date, and the timing of any exit is subject to market conditions. After the maturity of Freedom Wallets, investors will exit automatically with their full investment and interest, and any outstanding loan obligations of underlying loan products will be repackaged into new Freedom Wallets products. Freedom Wallets are directed at investors who want capital flexibility. The minimum investment in a Freedom Wallet is RMB100 (US$16), which may be increased in increments of RMB100 (US$16), and the maximum investment is RMB50,000 (US$7,971).

The term of Stable Wallets is 36 months, and the “lock-up period” of Stable Wallets is from one month to 18 months. During the first month of the “lock-up period”, investors cannot exit. First, after the first month of the “lock-up period” and prior to the expiration of the “lock-up period”, investors may exit their investment but will be subject to a transfer fee which is charged by us for facilitating the transfer of the Stable Wallets to another investor. Second, after the expiration of the “lock-up period” and before the maturity of Stable Wallets, investors may exit with their full investment and interest and without paying any transfer fee. During these two time periods, the application for any exit cannot be made during the five days prior to and including the end of the “lock-up period” or of the maturity date, as the case may be, and the timing of any exit is subject to market conditions. Finally, after the maturity of Stable Wallets, investors will exit automatically with their full investment and interest, and any outstanding loan obligations of underlying loan products will be repackaged into new Stable Wallets products. The minimum investment in a Stable Wallet is RMB100 (US$16), which may be increased in increments of RMB100 (US$16), and the maximum investment is RMB2.0 million (US$0.3 million).

The minimum threshold for a lending commitment made through a portfolio investment is RMB100 (US$16). The annualized rates of return to investors for portfolio investments, for the fiscal year ended March 31, 2018, ranged between 10% and 13%, depending on the duration of the committed investment and the different terms and conditions of the respective loan products. We do not, however, guarantee any minimum return to investors. As of March 31, 2018, over 96% of funds invested by investors through our marketplace were invested utilizing portfolio investment products.

Individual Investment

We also provide investors with the option to invest in individual loans. Investors can browse through individual loans which we list on our marketplace, review the credit rating and profile of each borrower and choose to invest in a specific loan. After selecting a desired loan, the investor commits a specified amount of funds to be lent to the borrower for the designated duration of the loan.

The minimum threshold for a lending commitment made through individual investment is RMB50 (US$8). The annualized rates of return offered to an investor for individual investments for the fiscal year ended March 31, 2018 ranged between 10% and 13%, depending on the duration, terms and conditions of the respective loan products. We do not, however, guarantee any minimum return to investors.

Loan Transfer

We facilitate our investors in making loan transfers on our marketplace so that they can flexibly transfer their creditor rights associated with specific loan products to other willing investors and therefore exit their investments. Investors are typically locked up for the first term of each loan commitment. Once the “lock-up period”  expires, our investors can opt out of the loan and cash out. We list the secondary loan products on our marketplace under “Transfer of Loans” and other investors can select and invest in these existing loan products. Upon the commitment of a new investor, the original investor will receive his or her outstanding invested funds and accrued interest through the online third-party payment service provider. A one-time transfer fee is charged to all investors for each loan transferred on our marketplace, except for transfer of a Freedom Wallet or a Stable Wallet after the expiration of their respective “lock-up period”. Upon execution of a loan transfer agreement, the creditor rights and obligations are assigned to the new investors. By providing transferability of loans, we can allow other willing investors to participate, if the original investor decides to exit prior to the maturity of the loan.

Our Transaction Process

We endeavor to provide a transparent and convenient platform for all our users, including borrowers and investors alike, to foster a healthy marketplace of high quality loan products, while safeguarding each of their interests. Our entire transaction process from the initial application to final disbursement of funds typically takes about three days, as compared to the average of 30 days for credit loans and 60 days for secured loans in a traditional bank loan transaction. The graph below illustrates our transaction process:

Note:

(1) The Company as a third party to the insurance arrangement, merely facilitates the provision of insurance coverage from Changan Insurance to investors. The borrowers, as the policyholders, take out the insurance underwritten by Changan Insurance, for the benefit of investors as the insured beneficiaries.

Stage 1:     Application

A borrower applicant must fill out an application form either online or offline and make a physical visit to one of the branches of Hexin Group to provide certain information, including, among others, PRC identity card information, proof of monthly income and a credit report from the PBOC, as well as the desired loan amount and term of the loan product, and undergo an interview with the staff at such branch. Depending on the borrower’s eligibility for different loan products, different additional documentation will be required, such as proof of provident fund payments. At the initial stage, the branch officer will determine if the borrower applicant qualifies under our specific requirements for each loan product and may reject the application, or process it by making an electronic file of the borrower’s application and other relevant information.

Stage 2:    Data Analysis and Decision-Making

The borrower’s information recorded in the electronic file (generated in stage 1 above) and extracted from our company-level internal database and third-party credit and other databases is automatically transferred into our data analysis and decision-making systems, namely the FICO Decision Engine and the GBG Instinct Anti-Fraud Solution. Based on such information, the FICO Decision Engine will generate a credit score for each borrower and a maximum loan amount for the borrower. Also using such information, the GBG Instinct Anti-Fraud Solution determines whether any information provided by the borrower is possibly fraudulent. The FICO Decision Engine and the GBG Instinct Anti-Fraud Solution may directly approve or reject the borrower’s application. If the borrower’s application is approved at this stage, the borrower applicant is notified of the results and proceeds directly to stage 4; otherwise, the borrower’s application proceeds to stage 3. For more information about the FICO Decision Engine and the GBG Instinct Anti-Fraud Solution, see “—Our Technology and Risk Management System.”

Stage 3:    Manual Assessment and Verification

Our credit assessment team utilizes our internal credit review system, which consolidates the information collected during stage 1, the output of the FICO Decision Engine and the GBG Instinct Anti-Fraud Solution from stage 2 and the information extracted from our company-level internal database and third-party credit and other databases, to review all the information related to the borrower’s application and to manually verify data points and, if necessary, follow-up with telephone calls to confirm the accuracy of the information provided by the borrower and the borrower’s true intent and financial capability. Internally, our credit assessment team compares the primary data collected against any credit history on our internal database, and externally, our credit assessment team compares the data against information recorded by government and state agencies, online data and blacklists from Internet service providers, industry forums and various financial institutions. Enhanced due diligence will be conducted as appropriate, such as follow-up phone calls to the applicant’s employer. Further rounds of reviews with additional levels of credit testing are conducted, as necessary, along with telephone interviews and further physical meetings. The reviewer then issues an opinion as to whether the loan application rejected in stage 2 should be approved or approved subject to modification of the loan amount, term and/or applicable interest rate and submits such opinion to our internal credit review system.

The final decision on the loan application is made by a member of our credit assessment team who is not involved in the above assessment procedure, after such team member considers all the consolidated information and the opinion recorded in our internal credit review system. Borrower applicants are notified of the results, and successful borrowers proceed directly to the approval, listing and funding stage.

Stage 4:    Approval, Listing and Funding

Upon our approval of a loan application, in-person interviews are conducted with the successful borrower applicant. It is possible that if we discover certain additional information during such in-person interview, we decide to not move forward with the borrower applicant. If we move forward with the borrower applicant, the borrower applicant signs a consultation service agreement with Hexin Group and a separate platform services agreement with us. A loan agreement will also be entered into among the borrower, the investor and us as the facilitator of the loan. The investor also enters into an insurance policy agreement with Changan Insurance which specifies the insurance coverage for his or her investment. In the fiscal years ended March 31, 2017 and 2018, approximately 21.7% and 23.0% of all loan applications submitted were approved, respectively.

The loan products are listed on our marketplace for public viewing. Investors can subscribe to a certain loan product. Once a loan is fully subscribed, the borrower receives funds through his or her custody account with Jiangxi Bank.

Stage 5:    Servicing and Collections

We utilize an automated process for collecting scheduled loan payments from our borrowers. Borrowers make scheduled loan repayments via a third-party payment platform to a custody account with Jiangxi Bank, and they authorize us to debit the custody account for the transfer of scheduled loan repayments to the lending investors. We check the balances in the custody account and reconcile the transactions against our records on a daily basis.

If there is non-payment, we carry out procedures to remind the borrower to repay as soon as possible. Upon a borrower’s default, Changan Insurance, along with the assistance of our collections team, will call and send text messages to the defaulting borrower to request repayment of the delinquent loan balance and all penalty and default charges accrued since the default date, and will further follow up if non-payment persists. See “—Our Technology and Risk Management System—Collections Process.”

Agreements with Borrowers

Multi-party loan agreements are entered into among the borrower, the investor and us, as the service facilitator in the loan transaction. If the borrower is sourced offline, the loan agreement is executed in person. If the borrower is sourced online through our online platform, the loan agreement is executed digitally once the loan is fully subscribed by investors, and an electronic copy is then forwarded to both the borrower and the investor. The loan agreement sets forth key standard terms, including but not limited to, the identity of the borrower and investor, the interest rate, the loan principal, intended use of loan proceeds, the payment term, the bank account details, the repayment terms, our services and responsibilities as facilitator and the applicable penalties on breach and non-payment.

Borrowers also separately enter into platform services agreements with us. We provide our platform matching services for consideration of a loan facilitation or loan management service fee, which is charged as a percentage of the loan amount and is paid on the day the loan proceeds are released to the borrower or monthly over the term of the loans. Borrowers undertake to provide us with all required personal information and represent to us as to the accuracy of such information. We are authorized to (i) make all inquiries necessary to assess the creditworthiness of borrowers, including from third parties, (ii) submit borrowing and repayment data to certain credit reporting institutions in the event of any non-payment, and (iii) make credit assessments on borrowers and disclose information to prospective investors. Borrowers who are sourced offline enter into separate consultancy service agreements with Hexin Group, authorizing it to perform a credit assessment.

Agreements with Investors

Investors enter into consultation and services agreements with us. We charge each investor a post-origination service fee for individual investments and portfolio investments. The post-origination service fee is calculated as a percentage of the interest for the underlying loan product. Investors who are “VIP” investors receive a discount on the management fees, see “—VIP Investor Loyalty Program” for more information. The consultation and service agreement sets out key terms, including but not limited to, (i) the identity of the investor, (ii) the post-origination service fee, (iii) the investor’s representation that the information and documentation provided by the investor through our website are true, complete and accurate and (iv) warranties that the funds used for the loan investment are from legitimate sources and that the investor has all legal right to such funds.

If an investor wishes to transfer his or her creditor rights to another investor, upon expiration of the minimum “lock-up period” of the first term of the loan and the commitment of a willing investor, a loan transfer agreement is entered into among the original investor, the new investor and us. The loan transfer agreement sets out the details of the loan product, status and the outstanding obligations at the time of transfer. The creditor obligations and rights are thereby assigned to the new investor. If applicable, the original investor will have to pay us a one-time transfer fee for facilitating the transfer of the loan.

Third-Party Payment Agent

We provide a secure portal for both borrowers and investors to access an independent online banking platform for the payment, settlement and clearing of the proceeds of the loans. On April 13, 2018, we renewed our payment settlement service cooperation agreement with Jiangxi Bank, a national commercial bank in the PRC, for fund management, payment, settlement and clearing services. Under the renewed agreement, all funds from borrowers and investors are managed by Jiangxi Bank to ensure security and compliance with the relevant PRC laws and regulations. Each investor maintains a separate custody account with Jiangxi Bank so that each investor’s capital, repayments and interests are securely maintained, separate from our Company’s and the borrowers’ accounts. Jiangxi Bank administers payments among borrowers, investors and us and performs the related clearing and fund settlement actions associated with these payments. Wiring instructions, repayment and interest settlement on borrowers’ and investors’ accounts are highly automated. We have established a check-and-balance system to ensure that all payments, transfers and deposits made by the third-party payment agents are checked numerous times prior to the transmission of any funds to avoid errors. In choosing the third-party payment agent, we take into consideration numerous criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

Our Technology and Risk Management System

The credit reporting infrastructure in China is relatively undeveloped, and China lacks a nationwide comprehensive credit information system. According to Oliver Wyman, in 2017, 32% of China’s population did not have credit histories on file with the PBOC’s Central Credit Bureau. As such, we have developed our own risk management system to ensure that the loan products available on our online marketplace are of high quality and also accurately reflect credit risks. Our risk management team consists of 77 members as of March 31, 2018. We have ten years of knowhow and expertise on risk management.

We focus on four key areas in the credit assessment of borrowers: (i) the accuracy of the data provided; (ii) the ability of the borrower to make repayments; (iii) the authenticity of the borrower applicant’s intentions and (iv) the probability of non-payment based on an empirical model. In accordance with the results from our credit assessment, we implement risk-based pricing by using the credit score as an indicator to determine an applicant’s eligibility for different loan products and the maximum loan amounts, applicable interest rates and service fees of such loan products.

We utilize our risk management system in our credit assessment of borrowers. Our risk management system comprises of five main components: (i) database analysis; (ii) anti-fraud analysis and credit scoring; (iii) manual verification; (iv) signature authentication; and (v) post-loan risk management.

1.              Database Analysis

We utilize a data analysis program to process data gathered through various sources, including our own online platform, government and Internet sources, third-party industry credit data, and also data manually collected through offline verification. Important data points include the borrower applicant’s demographic characteristics (such as age, gender and level of education), asset ownership, credit history, appearance on blacklists, GPS location tracking and phone call records.

We also utilize a variety of publicly available databases, including, among others, the national list of delinquent debtors, the SAIC website and the PBOC database to confirm the identities and information of the borrower applicants. We also consider our black list and grey list of borrowers, in which borrowers are categorized based on the severity of the fraud committed.

2.              Anti-Fraud Analysis and Credit Scoring

With the GBG Instinct Anti-Fraud Solution and the FICO Decision Engine, we are able to score our applicants using five modules: anti-fraud, rule-setting, credit score, credit amount and risk-based pricing.

In July 2017, we entered into an agreement with a GBG DecTech, a reputable service provider of anti-fraud, anti-money laundering, and decision management services to purchase and implement the GBG Instinct Anti-Fraud Solution which will enhance our fraud detection capabilities and further strengthen our anti-fraud analysis. We launched the the GBG Instinct Anti-Fraud Solution in September 2017. The GBG Instinct Anti-Fraud Solution serves as a safeguard against application fraud and other financial crime. It compares the information provided during the borrower’s application against layers of identity reference data from other sources as mentioned above.

In addition to implementing the GBG Instinct Anti-Fraud Solution, we have established a fraud detection protocol in our risk management system. If we discover any red flags or abnormalities in the transaction process, the case is referred to our anti-fraud review team. The anti-fraud review team investigates the case, and it determines whether an application can proceed or not depending on whether fraud is detected. Based on the severity of the fraud, our anti-fraud review team categorizes the risk as high, medium or low and inputs the applicant into the black list or grey list. Under the black list, the applicant is completely prohibited from taking out a loan through our online marketplace. Under the grey list, the applicant may be suspended from using our marketplace for three or six months depending on the severity of the fraudulent activity.

As to credit scoring, in March 2017, we entered into an agreement with Fair Isaac Corporation, or FICO, a leading U.S. provider of analytics software and tools used to manage risk and fight fraud, and we implemented the FICO Decision Engine in August 2017. Utilizing the FICO Decision Engine has sped up our decision-making process with regard to borrower applications. The FICO Decision Engine analyzes various factors and assigns points to such factors, including age and education, based on our proprietary credit scoring algorithms. Using such information, the FICO Decision Engine generates a credit score and grade for the borrower, which form the basis of our risk-based pricing and thus affect the applicant’s eligibility for different loan products, maximum loan amounts, applicable interest rates and transaction fees. The loan application may be either approved or approved subject to an adjustment of the loan amount generated by the FICO Decision Engine. We do not approve loan applications from borrowers with a credit score below 97.

Credit Score	Grade	Minimum borrower qualification standard
230 or above	A—Premium	High creditworthiness and stable income
199 - 229	B—Good	Relatively high creditworthiness and stable income
167 - 198	C—Average	Average creditworthiness and stable income
125 - 166	D—Risk-prone	Lower-than-average creditworthiness and average but stable income
124 - 97	E—Highly risk-prone	Low creditworthiness and may have an unstable income

More than 63.0% of our successful credit loan borrower applicants have credit scores between 199 to 229. The following table presents the APR, the annual interest rate and the average gross billing ratio for each of the different segments in our pricing structure for the fiscal year ended March 31, 2018:

Grade	APR(1)	Interest Rate(2)	Average Gross Billing Ratio(3)	Loan Transaction Volume (US$ ‘000)	Percentage of total transaction Volume
A	23.0%	10% - 13%	5.5%	38,627	3.1%
B	26.0%	10% - 13%	8.6%	919,353	73.1%
C	28.6%	10% - 13%	11.1%	171,835	13.7%
D	33.6%	10% - 13%	15.6%	118,218	9.3%

Subtotal			9.5%	1,248,033	99.2%

Secured Loans	18.9%	10% - 11%	2.3%	9,542	0.8%
Total			9.4%	1,257,575	100.0%

Notes:

(1) “APR” or “annual percentage rate” refers to the rate that is charged to borrowers, including interest rate paid to investors and the loan facilitation or management service fee rate we charge to borrowers, expressed as a single percentage number that represents the actual annualized cost of borrowing over the term of a loan. These APRs represent the average annual percentage rates for each credit grade of borrowers during the specified period.

(2) The annual nominal interest rate that borrowers pay to investors varies from 10% to 13% depending on the duration of the loan.

(3) The gross billing ratio is calculated as the total loan facilitation fees or loan management fees that we charge borrowers for the entire life of the loan, divided by the total amount of principal. As the interest rate and APR are both annualized rates while the average gross billing ratio is calculated as described above, the sum of the annual interest rate and the average gross billing ratio is not equal to the APR.

We constantly optimize and upgrade our risk management systems with new credit data and technologies, normally every three to six months. Further, in order to centralize operations and enhance security, our proprietary credit scoring algorithms are maintained at our Company.

3.              Manual Verification

For applicants not approved by the FICO Decision Engine and the GBG Instinct Anti-Fraud Solution, we manually compare the data collected against both our internal databases and external databases, such as those of government and state agencies. We may also conduct verification phone calls to ensure the accuracy of the personal information provided by the borrower and may require additional physical meetings.

4.              Signature Authentication

To further strengthen our risk management system, we have entered into a strategic cooperation agreement with China Financial Certification Authority and Shenzhen Tianjin Finance Information Services Limited Company and have implemented a system for digital certification and authentication of loan agreements to prevent forgery of signatures. We believe implementation of this advanced fraud prevention system can ensure the authenticity of each loan instrument and instill higher confidence in our marketplace.

5.              Post-loan Risk Management

In our post-loan management process, we monitor the borrower’s repayments closely to check for any signs of non-payment or “red flag issues”. During this phase, we collect important data from the borrower, so that we can continuously update such borrower’s credit score and grade.

Our Credit Assessment Team and Risk Management Division

Our risk management division is responsible for credit model validation, credit decision-making, loan performance analysis and reporting, and other risk management activities. Our credit assessment team is part of our risk management division. In the case that an application needs to go through the manual assessment and verification process, the application is generally reviewed by at least four members of the credit assessment team. Members of the credit assessment team analyze loan applications and also assist with fraud detection and borrower verification, leveraging skills learned through training and on-the-job experience to evaluate loans on the basis of direct communications with potential borrowers.

Collections Process

Upon default of a payment obligation, a member of the collections team will assist Changan Insurance to make a phone call and send a text message to the defaulting borrower to request repayment. If the default continues for more than five days, together with Changan Insurance we will try to call the borrower’s contact persons. Changan Insurance may take legal action if required, to collect on outstanding larger, longer term loan obligations. All of our collection activities are conducted in compliance with all applicable laws and regulations.

Risk Reserve Liability and Insurance

From the inception of our business to January 2017, we maintained a risk reserve liability policy as a protective measure for investors. In case a borrower fails to repay his or her loan, the risk reserve liability policy will protect investors up to the full amount of the investment and accrued interest. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.” We undertake no obligation to pay any principal or interest in excess of the amount available in the risk reserve. Furthermore, at the inception of each loan, we set aside cash in an amount equal to approximately 1% of the loan principal amount plus interest under a secured loan and approximately 2% of the loan principal amount plus interest under a credit loan.

We entered into the Insurance Agreement with Changan Insurance, a third-party insurance provider to provide insurance coverage to investors for their investments, which was effective from February 1, 2017 to January 31, 2018. We renewed the insurance arrangement by entering into the 2018 Insurance Agreement, effective from February 1, 2018. Under the insurance arrangement, the borrowers as the policyholders, take out the insurance underwritten by Changan Insurance, for the benefit of investors as the insured beneficiaries. Once a borrower applicant passes our credit assessment and the loan product is listed and fully committed by investors on our online platform, Changan Insurance shall enter into an insurance agreement with the borrowers. Borrowers are automatically enrolled into the insurance arrangement. If Changan Insurance refuses to provide insurance coverage to any borrower, such borrower shall not be able to proceed to take out a loan on our online marketplace. In practice, if the borrower fails to repay the investor, Changan Insurance compensates the investor for the principal investment amount and accrued interest. In the event the 2018 Insurance Agreement terminates, Changan Insurance will be liable for the defaulting loans which it has agreed to provide insurance for as of such date of termination until all the relevant outstanding loans have been repaid. In the event we provide Changan Insurance with borrowers’ information that is incorrect or incomplete, and Changan Insurance has made compensations based on insurance policies that were issued in reliance on such incorrect information, Changan Insurance shall be entitled to require us to compensate all relevant losses and relevant expenses. However, we will not approve the loan applications of borrowers who fail to provide a complete set of documentation and required materials. Therefore, it is unlikely for such borrowers to successfully obtain a loan, and in turn for such borrower’s loan to be covered under an insurance policy issued by Changan Insurance. As of the date of this annual report on Form 20-F, there have been no claims for such compensation or other contractual claims from Changan Insurance to us. We endeavor to bolster investor confidence by introducing such protective measures.

Material Terms and Conditions of the 2018 Insurance Agreement

On February 1, 2018, we entered into the 2018 Insurance Agreement, setting out the terms and conditions of the insurance arrangement to be provided by Changan Insurance. The term of the 2018 Insurance Agreement is one year starting from February 1, 2018, which can be automatically renewed prior to one month before the expiry each year.

Under the 2018 Insurance Agreement, we are responsible for implementing proper credit and risk assessment procedures on borrowers. Changan Insurance is entitled to refuse to provide insurance coverage if we fail to implement proper credit and risk assessment procedures on borrowers or if any borrowers fail to meet the internal requirements of Changan Insurance. Changan Insurance is responsible for providing insurance coverage to investors who invested in loans by borrowers who are qualified under our credit assessment procedures, subject to the satisfaction of prescribed insurance requirements of Changan Insurance. On default of any qualified borrower, in actual practice, Changan Insurance compensates the investor(s) for the portion of the outstanding amount of loan principal and the accrued interest for which the borrower has failed to make payment through custody accounts that Changan Insurance and the investor(s) have set up with Jiangxi Bank. For more information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our third-party insurance arrangements may not be sufficient to meet the overall default risk.”

We are responsible for assisting Changan Insurance’s collection of late payments. In the event that Changan Insurance issues insurance incorrectly due to our failure in reviewing materials provided by the borrowers, Changan Insurance is entitled to require us to compensate for all the losses and relevant expenses incurred. Each party is entitled, on written notice, to unilaterally terminate the 2018 Insurance Agreement should the other party engage in any action that is in breach of any laws, regulations or the terms of the agreement.

On February 1, 2018, we entered into a memorandum on the 2018 Insurance Agreement with Changan Insurance which set forth certain additional terms and conditions, including but not limited to, the insurance coverage over existing loan products which are managed through a third party bank’s custody accounts, and a loan default risk premium equal to 2% of the loan principal and accrued interest of credit loans. Such premium rate reflects the lower risk level of the credit loans facilitated on our marketplace compared with the average risk level of the industry.

On February 1, 2018, we also entered into an insurance service fee framework agreement with Changan Insurance setting out the terms and conditions of the insurance service fee arrangement. The agreement set forth a service fee equal to 2% of the loan principal to be charged on the borrower for the insurance consultancy service provided by Changan Insurance. The term of the insurance service fee framework agreement is one year starting from April 1, 2018, which can be automatically renewed if neither party express objection in writing prior to one month before expiration of the agreement.

Competition

The online consumer finance marketplace industry in which we operate is highly competitive. With respect to borrowers, we compete with other consumer lending marketplaces. While there are 1,872 marketplace lending platforms in China as of May 31, 2018, according to Oliver Wyman, we believe we do not directly compete with those marketplaces offering pay-day loans (defined as loans with principal amounts less than RMB3,000 (US$478)), small-sized loans (defined as loans with principal amounts ranging from RMB3,000 (US$478) to RMB20,000 (US$3,188)) and large-sized loans (defined as loans with principal amounts exceeding RMB140,000 (US$22,319)). Unlike these other marketplaces, we target emerging middle class consumers seeking medium-sized loans with principal amounts ranging from RMB20,000 (US$3,188) to RMB140,000 (US$22,319). Among similar consumer lending marketplaces offering medium-sized loans, we believe our key competitors include Yirendai, Iqianjin and Niwodai.

We do not compete with traditional financial institutions, including banks, credit card issuers and consumer finance companies. We believe our credit assessment technology has enabled us to analyze alternative sources of data and operate more efficiently than traditional financial institutions. In addition, unlike traditional banking and lending institutions, we are not constrained by strict regulatory limits on pricing and loan deposits, subject to compliance with all applicable laws and regulations.

With respect to investors, we primarily compete with other microlending investment product providers, wealth management centers and traditional banks in China.

Intellectual Property

We use a combination of trade secrets, software copyrights, trademarks, know-how and other rights to protect our intellectual property and our brand. We have completed registration of 32 trademarks and applied for the transfer of two additional trademarks with the Trademark Office of the State Administration for Industry & Commerce of the PRC from an affiliate of Hexin Group. We have registered six computer software copyrights and have applied for an additional computer software copyright with the PRC National Copyright Administration. We have also registered two domain names, www.hexindai.com and www.hexindai.cn.

In addition to our intellectual property rights, we believe we maintain a competitive advantage over our peers through our knowledge of China’s credit industry and our constantly improving technology and know-how. We also enter into contracts with our employees and third-party partners to prevent the unauthorized dissemination of our technology. To date, we have not experienced a material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a platform that is similar to our marketplace. We cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology and intellectual property rights. For a description of the risks related to our intellectual property rights, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation and business may be negatively impacted.”

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits, patterns and Internet usage. We generally experience lower transaction value on our online marketplace during national holidays in China, particularly during and after the Chinese New Year holiday season. Due to general consumer spending habits, demand for credit loans facilitated on our marketplace is generally higher in the third and fourth quarters before the Chinese New Year. As a result, we earn a higher portion of our revenue and net income during the third and fourth quarters. However, as we only have a relatively short operating history, the seasonal impact on our financial results is unclear. Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As a consumer lending marketplace connecting investors with individual borrowers, we are regulated by various government authorities, including, among others:

•      the MIIT regulating the telecommunications and telecommunications-related activities, including, but not limited to, the Internet information services and other value-added telecommunication services;

•      the PBOC, as the central bank of China, regulating the formation and implementation of monetary policy, issuing the currency, supervising the commercial banks and assisting in the administration of the financing;

•      China Banking and Insurance Regulatory Commission, or the CBIRC, a newly established public institution in April 2018 which has consolidated the duties of the former China Banking Regulatory Commission and the duties of the former China Insurance Regulatory Commission, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

Regulations Relating to Online Consumer Lending

Online consumer lending is regarded under PRC law as direct loans between parties through an Internet platform, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, the Online Lending Information Intermediaries Measures and related judicial interpretations promulgated by the Supreme People’s Court. “Individual” below in this section refers to natural person, legal person and other organizations.

Regulations on Consumer Lending Service Providers

In a press conference on April 21, 2014, a senior officer of the CBRC emphasized that a consumer lending services provider must operate as a platform that serves as an information intermediary between borrowers and lenders, and must not form any pool of capital, or provide any guarantee, or illegally raise any funds from the general public.

On July 18, 2015, ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC, jointly issued the Guidelines on Promoting the Healthy Development of Internet Finance, or the Guidelines. The Guidelines define online consumer lending as direct loans between parties through an Internet platform, which is under the supervision of CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Guidelines require that online consumer lending service providers must do the following:

(i)            act as an intermediary platform to provide information exchange, matching, credit assessment and other intermediary services, and must not provide credit enhancement services and/or engage in illegal fund-raising;

(ii)           complete registration with the relevant local counterpart of the MIIT in accordance with implementation regulations that may be promulgated by the MIIT or/and the Office for Cyberspace Affairs pursuant to the Guidelines;

(iii)          set up a custody account with a qualified bank in order to deposit, manage and supervise borrower and investor funds, and separate borrower and investor funds from the funds of the online consumer lending service provider, with that custody account being subject to independent audits, the results of which must be disclosed to investors and borrowers, all in accordance with implementation regulations that may be promulgated by the PBOC and other relevant regulatory agencies pursuant to the Guidelines;

(iv)          fully disclose all relevant information to customers, including but not limited to the online consumer lending service provider’s financial status, transaction model, the rights and obligations of customers, and provide customers with reminders of the risk of loss;

(v)           not disseminate any untrue information and conduct any bundle sales;

(vi)          protect the personal information of the online consumer lending service provider’s customers from any unauthorized disclosure, and must not sell and/or disclose such information illegally; and

(vii)         establish a customer identification program, monitor and report suspicious transactions, preserve customer information and transaction records, and provide assistance to the public security department and judicial authorities in investigations and proceedings in relation to anti-money laundering matters.

The Online Lending Information Intermediaries Measures define consumer lending as the direct lending among individuals via Internet platforms. Individuals shall include natural persons, legal persons and other organizations. The Online Lending Information Intermediaries Measures also defines the consumer lending information intermediaries as the financial information intermediaries that specialized in consumer lending information intermediary business. Such intermediaries provide such services as information collection, information release, credit assessment, information exchange, and match of lending, on the Internet as the primary channel to facilitate the direct lending between borrowers and lenders (creditors). The Online Lending Information Intermediaries Measures requires that consumer lending information intermediaries must do the following concerning filing and registration:

(i)            register the record-filing with the local financial regulatory department at the place where it is registered with the industry and commerce authority by presenting relevant materials within ten working days after obtaining the business license;

(ii)           after completing the record-filing with the local financial regulatory departments, apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications;

(iii)          shall be clearly identified as consumer lending information intermediaries in their business scope.

The Online Lending Information Intermediaries Measures requires that consumer lending information intermediaries shall not engage in or be entrusted to engage in any of the following activities:

(i)            financing for themselves directly or in a disguised form;

(ii)           accepting, collecting or gathering funds of lenders directly or indirectly;

(iii)          providing security to lenders or promising break-even principals and interests directly or in a disguised form;

(iv)          publicizing or promoting financing projects on other physical premises other than such digital channels as the Internet, fixed-line telephone or mobile phone by themselves or upon entrustment or authorization of any third party;

(v)           making loans, unless otherwise stipulated by laws and regulations;

(vi)          splitting the term of any financing project;

(vii)         raising funds by issuing such financial products on their own as wealth management products, or selling bank wealth management products, asset management by securities traders, funds, insurance, trust products or other financial products on a commission basis;

(viii)        carrying out business similar to asset-backed securities or conducting the transfer of creditor’s rights in the form of packaged assets, asset-backed securities, trust assets, and fund units;

(ix)          engaging in any form of mixture, bundling or agency with other institutions in investment, sale on a commission basis, or brokerage, unless otherwise permitted by laws, regulations and relevant regulatory provisions on consumer lending;

(x)           making up or overstating the authenticity of financing projects and the prospect of profits, concealing flaws and risks in financing projects, publicizing or promoting in biased language or by other fraudulent means in a false and one-sided way, fabricating or spreading false or incomplete information to damage others’ business reputation, or misleading lenders or borrowers;

(xi)          providing information intermediary services for those highly risky financing projects whose purpose is the investment in stock market, over-the-counter financing, futures contracts, structured products and other derivatives;

(xii)         engaging in equity-based crowd funding; and

(xiii)        undertaking other activities prohibited by laws and regulations as well as relevant regulatory provisions on consumer lending.

The Online Lending Information Intermediaries Measures provides the lending amount limit for consumer lending. Consumer lending shall be made mainly in small amounts. Consumer lending information intermediaries shall, according to their respective risk management ability, restrict the maximum balance of money borrowed by the same borrower on the same consumer lending information intermediary platform or on several such intermediary platforms so as to prevent credit concentration risks. The balance of money borrowed by the same natural person, on the same consumer lending information intermediary platform shall be RMB200,000 (US$31,885) in maximum; and the total balance of money borrowed by the same natural person, on all consumer lending information intermediary platforms shall be RMB1,000,000 (US$159,424) in maximum. The balance of money borrowed by the same legal person or other kind of organization on the same consumer lending information intermediary platform shall be RMB1,000,000 (US$159,424) in maximum; and the total balance of money borrowed by the same legal person or other kind of organization on all consumer lending information intermediary platforms shall be RMB5,000,000 (US$797,118) in maximum.

The Online Lending Information Intermediaries Measures also provides other requirements for consumer lending information intermediaries, such as business rules and risk management, protection of lenders and borrowers, and information disclosure. Consumer lending information intermediaries shall manage their own funds and funds of lenders and borrowers separately, and select qualified banking financial institutions as agencies to deposit lenders’ and borrowers’ funds. Local financial regulatory departments shall order consumer lending information intermediaries to make rectification within a period of no more than 12 months, which may subject to adjustment by relevant regulatory departments from time to time. Any violation of the Online Lending Information Intermediaries Measures by a consumer lending information intermediary after they come into effect may subject such consumer lending information intermediary to certain penalties as determined by applicable laws and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,783).

In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries, and delegates the filing authority to local financial authorities. Although the Guidance of Administration has not been officially promulgated or launched and may not be found from authorized sources, it is generally accepted by the industry that it needs to be followed. The Guidance of Administration sets forth that online lending intermediaries are approved locally. Under the general filing procedures for online lending intermediaries, before a filing application is submitted to local financial regulators, the online lending intermediaries may be required to: (i) rectify any breach of applicable regulations as required by local financial regulators; and (ii) apply to the Industry and Commerce Administration Department to amend or register such entity’s the business scope.

In February 22, 2017, the CBRC released the Guidelines to the Operation of Depositing Online Lending Funds, or the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a custody account with a qualified bank and depositing online lending funds. The Guidelines of Depositing Lending Funds define online lending funds as the special lending funds and related funds deposited by the custodian pursuant to the entrustment of online lending information intermediary (as the principal), which are formed by borrowers, lenders and guarantors in their investment and financing activities. The Guidelines of Depositing Lending Funds define a custodian as a commercial bank that provides custody services for the online lending business.

In the online lending funds custody business, the principal should perform the following duties:

(i)            to be responsible for the continuous development and safe operation of the technical system of the online consumer lending platform;

(ii)           to organize the implementation of the information disclosure of the online lending information intermediary, including but not limited to the basic information of the principal, the information of the lending project, the basic information and operation of the borrower, and the information of the participants, which should be fully disclosed to the custodian;

(iii)          to check the accounts with the custodian on a daily basis to ensure the accuracy of the system data;

(iv)          to keep the records, account books, statements and other relevant materials of the online lending business, and the relevant paper or electronic information shall be kept for more than five years after the expiration of the lending contract;

(v)           to organize an independent audit of the client’s fund custody account and to disclose the audit results to the client;

(vi)          to fulfill and cooperate with the custodian to perform the anti-money laundering obligations; and

(vii)         other duties stipulated in laws, administrative regulations, rules, other regulatory documents and online lending funds deposit contracts.

Where the principal and custodian that have carried out the custodian business of online lending funds fail to comply with the requirements of the Guidelines of Depositing Lending Funds in the business course, they shall effect rectification for a period of no more than six months, which may be subject to adjustment by relevant regulatory departments from time to time. Where they fail to effect rectification within such period, they shall be treated in accordance with the Online Lending Information Intermediaries Measures and other laws and regulations. In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interview, warning letter, rectification, tainted integrity record, fines up to RMB30,000 (US$4,783), and criminal liabilities if the act constitutes a criminal offense.

In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on nationwide Internet finance and online lending, or the Online Lending National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filing. Circular 57 also requires local authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed. However, the local financial regulatory department has not formally issued the detailed implementation rules for record-filing, the deadline for record-filing might be postponed.

In December 2017, the Office of Leading Group on Special Rectification of Risks in the Internet Finance, the regulator for administration and supervision on nationwide Internet finance, or the Internet Finance National Rectification Office, and the Online Lending National Rectification Office jointly issued the Notice on Regulating and Rectifying the “Cash Loan” Business, or Circular 141, outlining general requirements on the “cash loan” business conducted by online microlending companies, banking financial institutions and online lending information intermediaries. Circular 141 specifies that the features of “cash loans” include no specified use of proceeds, no qualification requirement on customers and are unsecured. Circular 141 sets forth several general requirements with respect to “cash loan” businesses, including, without limitation: (i) no organizations or individuals may conduct a lending business without obtaining approvals for a lending business; (ii) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and are subject to the limit on the interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (iii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period. Loans to any borrower without income sources are prohibited; and (iv) all relevant institutions shall enhance internal risk controls and prudentially use the “data-driven” risk management model.

With respect to online microlending companies, Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microlending companies and the approval of any microlending business that spans across provinces. Circular 141 also specifies that online microlending companies shall not provide student loans and should suspend the funding of online micro-loans with no specific scenario or designated use of loan proceeds and gradually reduce the volume of existing business relating to such loans and take rectification measures within a certain period to be separately determined by the relevant authorities. Further detailed requirements on online microlending companies are provided in a rectification implementation plan issued by the Online Lending Rectification Office in December 2017. See “—B. Business Overview——Regulations Relating to Microlending”.

Circular 141 also sets forth several requirements on banking financial institutions participating in the “cash loan” business, including, among others, (i) such banking financial institutions shall not extend loans jointly with any third-party institution that has not obtained governmental approvals for the lending business, or fund such third-party institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource their core business (including the credit assessment and risk control) and shall not accept any credit enhancement service, directly or indirectly (including the commitment to taking default risks) provided by any third-party institutions with no approval to provide financing guarantees and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interest or fees from the borrowers.

In addition, Circular 141 imposes several requirements on online lending information intermediaries. For instance, such intermediaries are prohibited from facilitating any loans to students or other persons without a repayment source or repayment capacity, or any loans with no designated use of proceeds. Also, such intermediaries are not permitted to deduct interest, handling fees, management fees or deposits from the principal of loans provided to the borrowers in advance, prior to repayment of the loan.

Any violation of Circular 141 may result in penalties, including but not limited to suspension of operations, an order to make the relevant rectification, condemnation, revocation of license, an order to cease business operations, and criminal liabilities.

In May 2018, the Internet Finance National Rectification Office issued the Letter on Strengthening Regulation to Some “Cash Loan” Platform, or Circular 59, which provides further requirements in connection with the “cash loan” business. Circular 59 specifies four types of violations of such requirements related to the “cash loan” platform: (i) a loan to borrowers in the form of a mobile phone leaseback; (ii) a bundle sale of other products with the loan so as to raise the interest rate; (iii) measures that intentionally cause the borrower to make payments late so that the platform can charge the borrower a high late fee; and (iv) loan to borrowers using deceptive sales practices.

Our marketplace serves as an information intermediary between borrowers and lenders and we are not a party to the loans facilitated through our marketplace. We have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC and the Online Lending Information Intermediaries Measures, and avoid conducting any activities that may be deemed as illegal fund-raising under the current applicable laws and regulations. However, due to the lack of detailed regulations and guidance in the area of consumer lending services and the possibility that the PRC government authority may promulgate new laws and regulations regulating consumer lending services in the future, we cannot assure you that our practice would not be deemed to violate any PRC laws or regulations, especially relating to illegal fund-raising, credit enhancement services and/or information disclosure. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry— Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry— The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreements between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online consumer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online consumer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online consumer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the consumer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates (including penalty and other costs thereof) no more than 24% per annum are valid and enforceable. As to loans with interest rates per annum over 24% but no more than 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will not find the merit in the borrower’s demand for the return of the interest payment on the ground of invalidity. If the annual interest rate of a private loan is higher than 36%, the interest that in excess of 36% will not be enforced by the courts. All the loan transactions facilitated over our marketplace are between individuals currently. The APRs for the term loans on our marketplace currently range from 18.9% to 33.6%, which comprises a nominal interest rate and a loan facilitation or loan management service fee we charge borrowers for our services. The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates.

Pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We allow investors to transfer the loans they hold to other investors before the loan reaches maturity. To facilitate the assignment of the loans, the template loan agreement applicable to the lenders and borrowers on our platform specifically provides that a lender has the right to assign his/her rights under the loan agreement to any third parties and the borrower agrees to such assignment.

In addition, according to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business of connecting investors with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused. The Online Lending Information Intermediaries Measures provide detailed requirements for Consumer Lending Information Intermediaries. See “—Regulations on Consumer Lending Service Providers.”

Regulations on Illegal Fund-Raising

Raising funds by entities or individuals from the general public must be conducted in strict compliance with applicable PRC laws and regulations to avoid administrative and criminal liabilities. The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007 explicitly prohibit illegal public fund-raising. The main features of illegal public fund-raising include: (i) illegally soliciting and raising funds from the general public by means of issuing stocks, bonds, lotteries or other securities without obtaining the approval of relevant authorities, (ii) promising a return of interest or profits or investment returns in cash, properties or other forms within a specified period of time, and (iii) using a legitimate form to disguise on unlawful purpose.

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. An illegal fund-raising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$159,424), (ii) with over 150 fund-raising targets involved, or (iii) with direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$79,712), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, may be considered an accomplice in the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

We have taken measures to avoid conducting any activities that are prohibited under the illegal-funding related laws and regulations. We act as a platform for borrowers and investors and are not a party to the loans facilitated through our platform. In addition, we do not directly receive any funds from investors in our own accounts as funds loaned through our platform are deposited into and settled by a third-party custody account managed by a qualified bank, Jiangxi Bank.

Regulations Relating to Microlending

The Guidance on the Pilot Establishment of Microlending Companies jointly promulgated by the CBRC and the PBOC in May 2008 allows provincial governments to approve the establishment of microlending companies on a test basis. Based on this guidance, many provincial governments in China, including the Xinjiang Uygur Autonomous Region, promulgated local implementation rules on the administration of microlending companies. For example, Xinjiang Financial Service Office, the regulatory authority for microlending companies in the Xinjiang Uygur Autonomous Region, promulgated the Interim Measures for the Administration of Microlending Companies in Xinjiang Uygur Autonomous Region in August 2017, to impose management duties upon the relevant regulatory authorities and to specify more detailed requirements on microlending companies, including, among others, (i) microlending companies are prohibited from engaging in the receipt of deposits from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the microlending company shall engage in the loan business in the place of registration and also in or around the surrounding counties within the same municipality as the place of registration, and the loan balance for the borrowers in the county of registration shall not be less than the 80% of the aggregate loan balance.

In November 2017, the Internet Finance National Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microlending Companies, which took effect immediately, and provides that the relevant regulatory authorities of microlending companies at all levels shall suspend the approval of the establishment of online microlending companies and the approval of any microlending business conducted across provincial lines.

On December 1, 2017, the Internet Finance National Rectification Office and the Online Lending National Rectification Office jointly issued Circular 141, which suspends approval of new network microlending companies and further imposes measures to strengthen the regulation of network microlending companies. See “—Regulations on Consumer Lending Service Providers.”

On December 8, 2017, the Online Lending National Rectification Office promulgated the Implementation Plan of Specific Rectification for Risks in Microlending Companies and Online Microlending Companies, or the Rectification Implementation Plans of Online Microlending Companies. Pursuant to the Rectification Implementation Plans of Online Microlending Companies, “online micro-loans” are defined as micro-loans provided through the internet by online microlending companies controlled by internet enterprises. The features of online micro-loans include online borrower acquisition, credit assessment based on the online information collected from the internet enterprise’s business operations and the borrower’s internet usage, as well as online loan application, approval and funding.

Consistent with the Guidance on the Pilot Establishment of Microlending Companies and Circular 141, the Rectification Implementation Plans of Online Microlending Companies emphasize several aspects where inspection and rectification measures must be carried out for the online micro-loans industry, which include, among others, (i) the online microlending companies shall be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microlending companies subsequently in violation of any regulatory requirements shall be re-examined; (ii) qualification requirements to conduct online micro-loan business (including the qualification of sponsor shareholders, the sources of borrowers, the internet scenario and the digital risk-management technology); (iii) whether the qualification and funding source of the shareholders of online microlending companies are in compliance with the applicable laws and regulations; (iv) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on the interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance, prior to the repayment of the loan; (v) whether campus loans or online micro-loans with no specific scenario or designated use of loan proceeds are granted; (vi) with respect to the loan business conducted in cooperation with third-party institutions, whether the online microlending companies outsource the core business (including the credit assessment and risk control), or accept any credit enhancement service (whether or not in a disguised form) provided by any third-party institutions with no approval to provide financing guarantee and whether any applicable third-party institution collects any interest or fees from the borrowers; and (vii) entities that conduct online micro-loans business without relevant approval or license for lending business shall be shut down and banned.

The Rectification Implementation Plans of Online Microlending Companies also sets forth that all related institutions shall be subject to inspection and investigation. Depending on the results, different measures shall be implemented: (i) for institutions holding online microlending licenses but do not meet the qualification requirements to conduct online micro-loan business, their online microlending licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approving authorities; (ii) for institutions holding online microlending licenses that meet the qualification requirements to conduct online micro-loan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loan and the cooperation with third-party institutions, such institutions shall take rectification measures in a period to be separately specified by authorities, and in the event that the rectification does not meet the authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of license and an order to cease business operations.

We engage in online microlending businesses through our subsidiary Wusu Company, which has obtained an online microlending license from the relevant local authorities. However, the relevant governmental authorities will inspect, investigate and review the qualification and compliance of the online microlending companies in accordance with the Rectification Implementation Plans of Online Microlending Companies. We cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance, nor can we assure you that we will be able to satisfy rectification requirements, if any, and maintain such license to continue the operation of Wusu Company. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.”

Regulations Relating to Foreign Investment

The Draft PRC Foreign Investment Law

In January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. The draft law purports to change the existing “case-by-case” approval regime to a “filing or approval” procedure for foreign investments in China. The State Council will determine a list of industry categories that are subject to special administrative measures, which is referred to as a “negative list,” consisting of a list of industry categories where foreign investments are strictly prohibited, or the “prohibited list” and a list of industry categories where foreign investments are subject to certain restrictions, or the “restricted list.” Foreign investments in business sectors outside of the “negative list” will only be subject to a filing procedure, in contrast to the existing requirement of prior approval, whereas foreign investments in any industry categories that are on the “restricted list” must apply for approval from the foreign investment administration authority.

The draft for the first time defines a foreign investor not only based on where it is incorporated or organized, but also by using the standard of “actual control.” The draft specifically provides that entities established in China, but “controlled” by foreign investors will be treated as FIEs. Once an entity is considered to be an FIE, it may be subject to the foreign investment restrictions in the “restricted list” or prohibitions set forth in the “prohibited list.” If an FIE proposes to conduct business in an industry subject to foreign investment restrictions in the “restricted list,” the FIE must go through a market entry clearance approvals by the MOC before it can be established. If an FIE proposes to conduct business in an industry subject to foreign investment prohibitions in the “prohibited list,” it must not engage in the business. However, an FIE that conducts business in an industry that is in the “restricted list,” upon market entry clearance, may apply in writing to be treated as a PRC domestic investment if it is ultimately “controlled” by PRC government authorities and its affiliates and/or PRC citizens. According to the draft, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties.

The draft emphasizes on security review requirements, whereby all foreign investments that jeopardize or may jeopardize national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from the investment implementation report and the investment amendment report that are required at each investment and alteration of specific investment terms, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

On September 3, 2016, the Standing Committee of the National People’s Congress published the Decision of the Standing Committee of the National People’s Congress on Amending Four Laws including the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises. The decision provides that wholly foreign-owned enterprises, Chinese-Foreign equity joint ventures and Chinese-Foreign contractual joint ventures which formation do not involve the implementation of special access management measures as prescribed by the state shall be subject to recordation administration.

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog, which was promulgated and amended from time to time by the MOC and the National Development and Reform Commission. Industries listed in the Catalog are divided into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally deemed as constituting a fourth “permitted” category. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations.

Our PRC subsidiary is mainly engaged in providing investment and financing consultations and technical services, which fall into the “encouraged” or “permitted” category under the Catalog. Our PRC subsidiary has obtained all material approvals required for its business operations. However, industries such as value-added telecommunication services (except e-commerce), including Internet information services, are restricted from foreign investment. We provide the value-added telecommunication services that are in the “restricted” category.

On December 7, 2016, the MOC and the National Development and Reform Commission published a discussion draft of the proposed Guidance Catalog of Industries for Foreign Investment, under which investment and financing consultations fall into the “encouraged” or “permitted” category and value-added telecommunication services (except e-commerce) fall into “restricted” category.

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry. The Catalog allows a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a domestic PRC company that holds an operating license for value-added telecommunications business, which we refer to as a VATS License, is prohibited from leasing, transferring or selling the VATS License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in China. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the VATS License holder must have the necessary facilities for its approved business operations and to maintain the facilities in the regions covered by its VATS License.

In light of the above restrictions and requirements, we operate our website through Hexin E-Commerce, which has received the VATS License necessary to provide online information service and other value-added telecommunications services in China.

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated the list of the non-financial institutions with anti-money laundering obligations.

The Guidelines, the Online Lending Information Intermediaries Measures and the Guidelines of Custodian Lending Funds require Internet finance service providers, including online consumer lending platforms to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The PBOC will formulate implementing rules to further specify the anti-money laundering obligations of Internet finance service providers.

In cooperation with our partnering custodian banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. However, as the detailed anti-money laundering regulations of Internet finance service providers have not been published, there is uncertainty as to how the anti-money laundering requirements will be interpreted and implemented, and whether online consumer lending service providers like us must abide by the rules and procedures set forth in the PRC Anti-money Laundering Law that are applicable to non-financial institutions with anti-money laundering obligations.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and Internet information services, or ICP services, and on-line data processing and transaction processing services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

In September 2000, the State Council also issued the Administrative Measures on Internet Information Services, which was amended in January 2011. Pursuant to these measures, “Internet information services” refer to provision of Internet information to online users, and are divided into “commercial Internet information services” and “non-commercial Internet information services.” A commercial Internet information services operator must obtain a VATS License for Internet information services, or ICP License, from the relevant government authorities before engaging in any commercial Internet information services operations in China. The ICP License has a term of five years and can be renewed within 90 days before expiration.

Online Lending Information Intermediaries Measures requires consumer lending information intermediaries apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. As the detailed provisions for such telecommunication business operating licenses has not been published, there is uncertainty as to which type of license is required for consumer lending information intermediaries.

Hexin E-Commerce, our consolidated variable interest entity, has an ICP License for provision of commercial Internet information services issued by Beijing Telecommunication Administration Bureau in December 2016. However, as the implementing rules of the Online Lending Information Intermediaries Measures have not been published, there is uncertainty as to how the registration requirements in the Online Lending Information Intermediaries Measures will be interpreted and implemented, and which type of telecommunication business operating licenses that consumer lending service providers like us are required to obtain. Hexin E-Commerce has not obtained a value-added telecommunications business operating license required for the provision of domestic call center services. According to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, those who conduct telecommunications business without a license shall be ordered by the relevant authorities to redress the violations and the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income may be imposed. If there is no illegal income or such income is lower than RMB50,000 (US$7,971), a penalty between RMB100,000 (US$15,942) to RMB1,000,000 (US$159,424) shall be imposed. In a serious case, the business shall be suspended.

Regulations on Internet Information Security

Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an Internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites. On November 7, 2016, Standing Committee of the National People’s Congress published the Cyber Security Law of the PRC, which became effective on June 1, 2017, and requires network operators to take technical measures and other necessary measures to ensure the secure and stable operation of the network, effectively respond to cyber security incidents, prevent illegal crimes committed on the network, and maintain the integrity, confidentiality and availability of cyber data.

In addition, the Guidelines require Internet finance service providers, including consumer lending platforms, among other things, to improve technology security standards, and safeguard customer and transaction information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules and technology security standards.

The Online Lending Information Intermediaries Measures requires consumer lending information intermediaries to take the following measures:

(i) according to the relevant national provisions on cyberspace security and the graded protection system for national information security, carry out the grading record-filing and class testing for information systems, have sophisticated cyberspace security facilities, such as firewalls, and facilities for intrusion detection, data encryption, and disaster recovery, as well as the relevant management systems of such facilities, establish relevant systems with regard to information technology management, technology risk management, and technology auditing, allocate sufficient resources, take thorough management and control measures and technological means to ensure the safe and steady operation of the information system, and protect the security of the information of lenders and borrowers;

(ii)                      record and retain the Internet access logs of both parties involved in lending, information interaction and other data for a period of five years after the expiration of loan contracts, and shall give a comprehensive security evaluation at least once every two years, and permit the information security inspection and auditing by the state or relevant competent authorities of the industry;

(iii)                   establish or adopt application-level disaster recovery systems and facilities compatible with their business scales within two years after their establishment;

(iv)                  enhance the business cooperation with the operating organizations of financial credit information basic database and credit reporting agencies, and provide, access and use the relevant financial credit information according to law;

(v)                     consumer lending information intermediaries which use the digital authentication systems of third parties shall evaluate the third-party digital authentication organizations regularly so as to ensure the safety, reliability and independence of the relevant authentications; and

(vi)                  adopt proper methods and technologies to record and safekeep data and materials on consumer lending activities and back up data carefully. Such data and materials shall be kept for a certain period that meets the requirements of laws and regulations as well as the relevant regulatory provisions on consumer lending. Loan contracts shall be kept for at least five years after their expiry.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Cyber Security Law of the PRC which became effective on June 1, 2017 requires network operators to strictly keep confidential users’ personal information that they have collected, and establish and improve the users’ information protection system. The Guidelines also prohibit Internet finance service providers, including online consumer lending platforms, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, and became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information. The Online Lending Information Intermediaries Measures require the consumer lending information intermediaries as well as the fund custodian agencies and other outsourcing service providers to keep confidential the lenders’ and borrowers’ information collected in the course of their business and that they do not use such information for any other purpose except for services they provide that do not require approval of lenders or borrowers.

In operating our online consumer finance marketplace, we collect certain personal information from borrowers and investors and also need to share the information with our business partners, such as third-party online payment companies and loan collection service providers, for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information and have also established information security systems to protect the user information and privacy. However, there is uncertainty as to how the requirements for protecting customers’ personal information in the Guidelines and Online Lending Information Intermediaries Measures will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that may become applicable to us in the future.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report on Form 20-F, we have 32 registered trademarks and two trademark applications pending registration of transfer with the Trademark Office under the State Administration for Industry and Commerce.

Regulations Relating to Indirect Transfers and Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. In connection with the EIT Law, the SAT issued Circular 698, which became effective as of January 1, 2008, Circular 59 on April 30, 2009, and the SAT Announcement 7, on February 3, 2015. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred to as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a “reasonable commercial purpose”, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. If a transferor fails to declare for payment timely or in full of the tax due on proceeds from indirect transfer of PRC taxable assets and the withholding agent also fails to withhold such tax, the tax authority shall, in addition to supplementary collection of such tax, also charge for interest on a daily basis from the transferor according to the EIT Law and its implementation rules. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose. On October 17, 2017, the SAT issued Bulletin 37, which came into effect on December 1, 2017, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

Pursuant to the Double Taxation Avoidance Arrangement, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be the beneficial owners of the relevant dividends; and (ii) it must have directly owned at least 25% of the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a favorable tax treatment should not be a reason for the application of the favorable tax treatment under the Double Taxation Avoidance Arrangement. If a taxpayer inappropriately is entitled to such favorable tax treatment, the competent tax authority has the power to make appropriate adjustments. In August 2015, the State Administration of Taxation promulgated Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration. Accordingly, Hexindai HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Hexin Yongheng, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 28, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

In August 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142, provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations may result in severe monetary or other penalties.

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

In July 2014, SAFE issued SAFE Circular 36, which purports to reform the administration of settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas on a trial basis. Under the pilot program, some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designated areas and the enterprises are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment. However, our PRC subsidiary is not established within the designated areas. On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

On June 9, 2016, the SAFE promulgated Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt fund and the fund from oversea public offering. Also, Circular 16 allows the enterprises to use their foreign exchange capitals under capital account allowed by the relevant laws and regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to SPVs but had not obtained registration as required before the implementation of the SAFE Circular 37 must register their ownership interests or control in the SPVs with qualified banks. An amendment to the registration is required if there is a material change with respect to the SPV registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentation on or failure to disclose controllers of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

We are aware that our PRC resident beneficial owners subject to these registration requirements have registered with the Beijing SAFE branch.

Regulations on Stock Incentive Plans

SAFE promulgated the Stock Option Rules in February 2012, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of the participants. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or other material changes. The PRC agent must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” However, any failure to complete the registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Hexin Yongheng, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. Failure to make adequate contributions to various employee benefit plans may be subject to fines and other administrative sanctions. Also, enterprises in China are required by PRC laws and regulations to serve as the individual income tax withholding agents and withhold individual income tax from their employees accordingly.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Contractual Arrangements with Hexin E-Commerce and Wusu Company

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct these activities through Hexin E-Commerce and Wusu Company, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•                  exercise effective control over Hexin E-Commerce and Wusu Company;

•                  receive substantially all of the economic benefits of Hexin E-Commerce and Wusu Company; and

•                  have an exclusive option to purchase all or part of the equity interests in Hexin E-Commerce and Wusu Company when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Hexin E-Commerce and Wusu Company, and we treat Hexin E-Commerce and Wusu Company as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Hexin E-Commerce and Wusu Company in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective (i) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Hexin E-Commerce, and the shareholders of Hexin E-Commerce and (ii) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Wusu Company, and the shareholders of Wusu Company.

Agreements that Provide us Effective Control over Hexin E-Commerce

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Hexin E-Commerce has pledged all of his equity interest in Hexin E-Commerce to guarantee the shareholder’s and Hexin E-Commerce’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Hexin E-Commerce or any of its shareholders breaches their contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Hexin E-Commerce in accordance with the PRC law. Each of the shareholders of Hexin E-Commerce agrees that, during the term of the equity interest pledge agreements, he will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Hexin E-Commerce and its shareholders discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Hexin E-Commerce has irrevocably appointed Hexin Yongheng to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hexin E-Commerce requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hexin E-Commerce, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Hexin E-Commerce. Each shareholder has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Spousal Consent Letter. The spouse of Mr. Xiaobin Zhai signed a spousal consent letter on November 1, 2016. Mr. Zhai holds 5.0% equity interest in Hexin E-Commerce. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed to Mr. Zhai’s execution of the equity interest pledge agreement, the exclusive option agreement, the power of attorney and the loan agreement. The signing spouse undertook not to make any assertions upon those shares. The signing spouse further confirmed that her authorization and consent are not needed for any amendment or termination of the abovementioned agreements and undertook to execute and take all necessary measures to ensure the appropriate performance of those agreements.

Agreement that Allows us to Receive Economic Benefits from Hexin E-Commerce

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hexin Yongheng and Hexin E-Commerce, Hexin Yongheng has the exclusive right to provide Hexin E-Commerce with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Hexin E-Commerce agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Hexin E-Commerce. Hexin E-Commerce agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Hexin E-Commerce has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hexin E-Commerce at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Hexin E-Commerce

Exclusive Option Agreements. Pursuant to the exclusive option agreements, each shareholder of Hexin E-Commerce has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hexin E-Commerce. The purchase price is RMB1 (US$0.2) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Hexin E-Commerce and each of its shareholders have agreed to appoint any persons designated by Hexin Yongheng to act as Hexin E-Commerce’s directors. Without Hexin Yongheng’s prior written consent, Hexin E-Commerce shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$15,942) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Hexin E-Commerce have agreed that, without Hexin Yongheng’s prior written consent, they will not dispose of their equity interests in Hexin E-Commerce or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Hexin E-Commerce held by its shareholders have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreements. Pursuant to the loan agreements between Hexin Yongheng and the shareholders of Hexin E-Commerce, Hexin Yongheng made loans in an aggregate amount of RMB510.0 million (US$81.3 million) to the shareholders of Hexin E-Commerce solely for the capitalization of Hexin E-Commerce. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, shareholders shall repay the loans by the transfer of all their equity interest in Hexin E-Commerce to Hexin Yongheng or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hexin Yongheng. In the event that shareholders sell their equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Hexin E-Commerce and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Agreements that Provide us Effective Control over Wusu Company

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, each shareholder of Wusu Company has pledged all of its equity interest in Wusu Company to guarantee the shareholder’s and Wusu Company’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Wusu Company or any of its shareholders breaches their contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Wusu Company in accordance with the PRC law. Each of the shareholders of Wusu Company agrees that, during the term of the equity interest pledge agreements, he will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Wusu Company and its shareholders discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, each shareholder of Wusu Company has irrevocably appointed Hexin Yongheng to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Wusu Company requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Wusu Company, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Wusu Company. Each shareholder has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Spousal Consent Letter. The spouse of Mr. Ming Jia signed a spousal consent letter on January 1, 2018. Mr. Ming Jia holds 25.0% equity interest in Wusu Company. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed to Mr. Ming Jia’s execution of the equity interest pledge agreement, the exclusive option agreement, the power of attorney and the loan agreement. The signing spouse undertook not to make any assertions upon those shares. The signing spouse further confirmed that her authorization and consent are not needed for any amendment or termination of the abovementioned agreements and undertook to execute and take all necessary measures to ensure the appropriate performance of those agreements.

Agreement that Allows us to Receive Economic Benefits from Wusu Company

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hexin Yongheng and Wusu Company, Hexin Yongheng has the exclusive right to provide Wusu Company with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Wusu Company agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Wusu Company. Wusu Company agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Wusu Company has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Wusu Company at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Wusu Company

Exclusive Option Agreements of Wusu Company. Pursuant to the exclusive option agreements, each shareholder of Wusu Company has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Wusu Company. The purchase price is RMB10 (US$2) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Wusu Company and each of its shareholders have agreed to appoint any persons designated by Hexin Yongheng to act as Wusu Company’s directors. Without Hexin Yongheng’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$15,942) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Wusu Company have agreed that, without Hexin Yongheng’s prior written consent, they will not dispose of their equity interests in Wusu Company or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Wusu Company held by its shareholders have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreements of Wusu Company. Pursuant to the loan agreements between Hexin Yongheng and the shareholders of Wusu Company on January 1, 2018, Hexin Yongheng made loans in an aggregate amount of RMB100.0 million (US$15.9 million) to the shareholders of Wusu Company solely for the capitalization of Wusu Company. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, shareholders shall repay the loans by the transfer of all their equity interest in Wusu Company to Hexin Yongheng or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Wusu Company. In the event that shareholders sell their equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Wusu Company and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Compliance with PRC Law

In the opinion of Han Kun Law Offices, our PRC counsel:

•                  the ownership structures of (i) Hexin Yongheng and Hexin E-Commerce and (ii) Hexin Yongheng and Wusu Company currently will not result in any violation of PRC laws or regulations currently in effect; and

•                  the contractual arrangements among Hexin Yongheng, Hexin E-Commerce and the shareholders of Hexin E-Commerce and the contractual arrangements among Hexin Yongheng, Wusu Company and the shareholders of Wusu Company, governed by PRC law, currently are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft may be signed into law, if at all, and whether any final version would have substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with Hexin Group and Our Corporate Structure—If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our Relationship with Hexin Group

Hexin Information and Hexin Financial Information are under common control of our chairman, Mr. Xiaobo An. Hexin Information was incorporated in December 2015 and is 99.0% held by Mr. Xiaobo An as of the date of this annual report on Form 20-F. Hexin Financial Information was incorporated in April 2014 and is 98.9% held by Mr. Xiaobo An as of the date of this annual report on Form 20-F. Hexin Information and Hexin Financial Information are both engaged in the provision of financial advisory services, including investment advisory, investment consulting, asset management services, project investment and insurance brokerage services, lease financing and health management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. The provision of investment consulting services, including asset management services, project investment management and insurance brokerage services, represent the most profitable business activity of Hexin Group. Each of the business strategies of each of Hexin Information, Hexin Financial Information and Hexin E-Commerce have been designed by Mr. Xiaobo An together with their separate management teams since their respective inceptions of business. Both management and the decision making processes of Hexin Information and Hexin Financial Information are separate from those of Hexin E-Commerce and our Company. Although all of these entities operate under the same “Hexin” brand and cooperate in business referral activities, the management and economic interests of these entities are kept separate.

Before January 12, 2017, we were developing our business and did not have an independent, standalone banking operations team to deal with the complex banking transactions with and between the investors and borrowers through our online marketplace. As a temporary measure, Hexin E-Commerce used Hexin Group’s centralized treasury system as it was more efficient to use Hexin Group’s existing knowhow and manpower. With the implementation of a more sophisticated internal control system, competent professionals and managerial expertise, we separated our treasury management function from the Hexin Group on January 12, 2017. The net balance of funds, totaling approximately RMB62.2 million (US$9.9 million), which was the amount due to Hexin E-Commerce as of September 30, 2016, was paid to us in full on September 27, 2017, in accordance with a memorandum signed by Hexin Information, Hexin Financial Information and us.

Hexin E-Commerce has relied on Hexin Information and Hexin Financial Information with respect to acquisition of borrowers through offline networks. Hexin Information and Hexin Financial Information are both engaged in provision of financial advisory services, including investment advisory, investment consulting and asset management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. Hexin Information and Hexin Financial Information had extensive on-the-ground sales networks, and have each accumulated an extensive borrower base. In the fiscal years ended March 31, 2016, 2017 and 2018, over 89.0% of our borrowers were referred from Hexin Information and Hexin Financial Information. Borrowers referred by Hexin Information or Hexin Financial Information enter into separate agreements with each of Hexin E-Commerce and Hexin Information or Hexin Financial Information and pay consultation fees separately. Hexin E-Commerce does not pay fees to Hexin Information or Hexin Financial Information with respect to such referrals.

We had shifted our focus from secured loans to unsecured credit loans and expect Hexin Group to leverage all of its physical branches to provide referrals of borrowers for unsecured credit loans. Hexin E-Commerce has entered into a framework cooperation agreement with Hexin Information and Hexin Financial Information with respect to their borrower referral and service arrangements in order to codify and formalize such historical business arrangements. Pursuant to this agreement, the parties will continue the referral cooperation under the existing business model, and no direct fees will incur between them.

Under the cooperation agreement, Hexin Group shall direct offline borrowers to Hexin E-Commerce for the facilitation of loan products on our online marketplace and should obtain the explicit consent of Hexin E-Commerce before Hexin Group pursues any business opportunity by offering loan services and/or products to any offline borrower.

D.                                    Property, Plants and Equipment

Our headquarters are located in Beijing. We have leased an aggregate of approximately 3,653 square meters of office space for our headquarters in Beijing and 2,251 square meters of office space for our subsidaries and branches in other cities in China as of March 31, 2018. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Overview

We are a fast-growing consumer lending marketplace facilitating loans to meet the increasing consumption demand of the emerging middle class in China. We primarily focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$3,188) to RMB140,000 (US$22,319). We offer borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. We offer investors various types of investment products with appropriate risk levels and risk-adjusted returns. In August 2017, we established our online microlending business, which offers loans ranging from RMB1.0 million (US$159,424) to RMB6.0 million (US$956,541) to borrowers with terms of one year on a lower APR than that of our credit loans.

Our Relationship with Hexin Group

Hexin Information and Hexin Financial Information are under common control of our chairman, Mr. Xiaobo An. Hexin Information was incorporated in December 2015 and is 99.0% held by Mr. Xiaobo An as of the date of this annual report on Form 20-F, whereas Hexin Financial Information was incorporated in April 2014 and is 98.9% held by Mr. Xiaobo An as of the date of this annual report on Form 20-F. Hexin Information and Hexin Financial Information are both engaged in the provision of financial advisory services, including investment advisory, investment consulting and asset management services, to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. In addition to referring borrower applicants to us, both Hexin Information and Hexin Financial Information also cooperate with other third party financial institutions in the normal course of business for each of its independent business operations. Except as otherwise disclosed in this annual report on Form 20-F, the operations, financial and business administration functions of Hexin Group are separate from Hexin E-Commerce and our Company. Hexin Group and Hexin E-Commerce have separate management teams, and their decision-making processes are also separate. Although Hexin E-Commerce, Hexin Information and Hexin Financial Information operate under the same “Hexin” brand and cooperate in business referral activities, the management and economic interests of these three entities are kept separate. We have entered into a cooperation agreement with Hexin Group, under which Hexin Information and Hexin Financial Information refer offline borrowers to us and we then provide online platform services to match investors with these borrowers. Our cooperation partners receive consultation fees from borrowers whereas we independently receive loan facilitation fees and loan management fees from borrowers. During the course of the facilitation of a loan, we do not receive any fees from our cooperation partners, and vice versa. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Hexin Group”.

Before Hexin E-Commerce was fully operational, in order to achieve a more efficient use of funds, the Hexin Group entities implemented centralized treasury management. As a result, from its incorporation up to January 11, 2017, Hexin E-Commerce’s cash flows were managed through the bank accounts of Hexin Information and Hexin Financial Information. On January 12, 2017, Hexin E-Commerce separated its treasury management function from the Hexin Group. On September 27, 2017, all balances due from Hexin Group were collected by us in full.  As of March 31, 2018, we had nil due from related parties.

Key Operation Data

	For the Fiscal Years Ended March 31,								Growth Rates(9)
	2015		2016		2017		2018		2016 compared	2017 compared	2018 compared
	(RMB)	(US$)(10)	(RMB)	(US$)(10)	(RMB)	(US$)(10)	(RMB)	(US$)(10)	to 2015	to 2016	to 2017
	(in thousands, except percentages and numbers)(11)
Loan volume facilitated(1)
Credit loan principal	38,729	6,295	640,120	101,171	2,264,421	336,727	8,268,844	1,248,033	1,552.8%	253.7%	265.2%
Secured loan principal	2,043,315	332,133	2,335,945	369,197	1,053,095	156,599	63,220	9,542	14.3%	–54.9%	-94.0%
Total	2,082,044	338,428	2,976,065	470,368	3,317,516	493,326	8,332,064	1,257,575	42.9%	11.5%	151.2%
Number of transactions facilitated(2)
Credit loan transactions	751	751	10,292	10,292	28,374	28,374	101,361	101,361
Secured loan transactions	2,691	2,691	2,957	2,957	1,254	1,254	49	49
Total	3,442	3,442	13,249	13,249	29,628	29,628	101,410	101,410
Average individual transaction amount
Credit loan transactions	52	8	62	10	80	12	82	12
Secured loan transactions	759	123	790	125	840	125	1,290	195
Overall average	605	98	225	36	112	17	82	12
Gross billing amount (net of VAT)(3)
Credit loan	1,827	297	45,733	7,228	172,401	25,637	784,355	118,384	2,402.7%	277.0%	355.0%
Secured loan	41,876	6,807	37,446	5,918	14,700	2,186	1,458	220	–10.6%	–60.7%	-90.1%
Total	43,703	7,104	83,179	13,146	187,101	27,823	785,813	118,604	90.3%	124.9%	320.0%
Gross billing ratio (net of VAT)(4)
Credit loan	4.7%	4.7%	7.1%	7.1%	7.6%	7.6%	9.5%	9.5%
Secured loan	2.0%	2.0%	1.6%	1.6%	1.4%	1.4%	2.3%	2.3%
Total	2.1%	2.1%	2.8%	2.8%	5.6%	5.6%	9.4%	9.4%
Number of borrowers(5)
Credit loan transactions	751	751	10,292	10,292	28,374	28,374	101,137	101,137
Secured loan transactions	885	885	828	828	364	364	35	35
Total	1,636	1,636	11,120	11,120	28,738	28,738	101,172	101,172	579.7%	158.4%	252.0%
Number of investors(6)
Credit loan transactions(7)	278	278	1,061	1,061	25,679	25,679	117,016	117,016
Secured loan transactions(8)	14,686	14,686	17,230	17,230	13,795	13,795	76	76
Credit and secured loan transactions	2,519	2,519	13,492	13,492	23,861	23,861	20,858	20,858
Total	17,483	17,483	31,783	31,783	63,335	63,335	137,950	137,950	81.8%	99.3%	117.8%

Notes:

(1)             Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace during the relevant period.

(2)             Number of loan transactions facilitated is defined as the total number of loans facilitated on our marketplace during the relevant period.

(3)             “Gross billing amount” is defined as the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For traditional individual credit loan transactions, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue, while for our newly introduced individual credit loans launched in the third quarter of fiscal year 2018, as the service fees are charged each period, the gross billing amount equals the gross accumulative loan management service revenue recognized over the estimated term of the credit loan.

(4)             “Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented as a percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(5)             Refers to borrowers who recorded successful borrowing activity on our online marketplace during the relevant period.

(6)             Refers to investors who made loan investments on our online marketplace during the relevant period.

(7)             Refers to investors who exclusively invested in credit loan transactions during the relevant period.

(8)             Refers to investors who exclusively invested in secured loan transactions during the relevant period.

(9)             Growth rates are calculated by RMB and exclude the impact from exchange rates in different reporting periods to reflect a real growth rate.

(10)        The exchange rate between the RMB and the U.S. dollar for each fiscal year is calculated using the average of the daily rates during such fiscal year.

(11)        Numbers refer to number of transactions facilitated, number of investors and numbers of borrowers presented in the table.

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loan products facilitated through our platform. We facilitate primarily medium-sized credit loans with terms of up to 36 months in amounts ranging from RMB20,000 (US$3,188) to RMB140,000 (US$22,319) to borrowers on our online marketplace. Beginning in the third quarter of fiscal year 2018, all new loans we offer are unsecured. More than 90% of the credit loans have terms of 36 months. Also, beginning in the second quarter of fiscal year 2018, Wusu Company began to offer larger-sized consumer loans ranging from RMB1.0 million (US$159,424) to RMB6.0 milllion (US$956,541) with terms of one year on a lower APR than that of our credit loans.

As part of our business strategy, we have shifted our focus from secured loans to credit loans due to the higher gross billing ratio of credit loans. We have experienced rapid growth in the credit loans facilitated on our marketplace. In the fiscal year ended March 31, 2018, the proportion of credit loans facilitated on our marketplace, calculated over the total loans facilitated by loan volume was 99.2%, as compared to 68.3% in the fiscal year ended March 31, 2017. The total amount of credit loans facilitated on our marketplace by loan volume experienced an increase of 265.2% from RMB2.3 billion (US$336.7 million) in the fiscal year ended March 31, 2017 to RMB8.3 billion (US$1,248 million) in the fiscal year ended March 31, 2018. The gross billing ratio of credit loans increased from 7.6% in the fiscal year ended March 31, 2017 to 9.5% in the fiscal year ended March 31, 2018. We expect to continue to focus on credit loans going forward.

We further categorize and tailor our loan products according to borrower segmentation and the different consumption financing needs of borrowers. We currently offer several tailored loan products, including provident fund loans, property-owner loans, car-owner loans, insurance-holder loans and premier customer loans. We also segment our borrowers into five different credit grades, which we refer to as Grade A to Grade E. Among the five credit grades, Grade A represents the lowest risks associated with the borrowers, while Grade E represents the highest risks. Because of the different level of risk required to facilitate loans to Grade A, B, C, D and E borrowers, the rate of the loan facilitation or management service fee that we charge borrowers varies depending on the pricing grade of the loan facilitated. Any material change in the product mix and pricing could have a significant impact on our profitability and net income.

We have observed an increasing trend of borrower preference for loan products of higher loan amounts. The proportion of credit loans with loan amounts of RMB20,000 (US$3,188) to RMB100,000 (US$15,942) decreased from 82.5% in the fiscal year ended March 31, 2016 to 51.9% in the fiscal year ended March 31, 2017 and further decreased to 45.4% in the fiscal year ended March 31, 2018, based on the total volume of credit loans facilitated over our online marketplace. The proportion of credit loans with loan amounts of more than RMB100,000 (US$15,942) increased from 17.5% in the fiscal year ended March 31, 2016 to 48.1% in the fiscal year ended March 31, 2017 and further increased to 54.6% in the fiscal year ended March 31, 2018. We also observed a decreasing trend of longer repayment terms in fiscal year 2018. The proportion of credit loans with repayment terms of 36 months increased from 73.7% in the fiscal year ended March 31, 2016 to 97.5% in the fiscal year ended March 31, 2017 and decreased to 91.2% in the fiscal year ended March 31, 2018, based on the total volume of credit loans facilitated over our online marketplace. The proportion of credit loans with repayment terms of 24 months decreased from 22.5% in the fiscal year ended March 31, 2016 to 0.7% in the fiscal year ended March 31, 2017 and increased to 2.7% in the fiscal year ended March 31, 2018, based on the total volume of credit loans facilitated over our online marketplace. The proportion of credit loans with repayment terms of 12 months decreased from 3.8% in the fiscal year ended March 31, 2016 to 1.8% in the fiscal year ended March 31, 2017 and increased to 6.0% in the fiscal year ended March 31, 2018, based on the total volume of credit loans facilitated over our online marketplace.

Furthermore, our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand for new loan products and innovative investment options. We have made and intend to continue to make substantial efforts to develop loan products and investment options for borrowers and investors. For borrowers, we have begun offering micro-loans through Wusu Company. Microlending is rapidly evolving with significant uncertainties, and our investment and exploration in microlending could affect our operating results.

Ability to Acquire Borrowers and Investors Effectively

Our ability to increase the loan volume facilitated through our marketplace largely depends on our ability to attract potential borrowers and investors through sales and marketing efforts. Our sales and marketing efforts include those related to borrower and investor acquisition and retention and also general marketing. We intend to continue to dedicate significant resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts, in particular with regard to borrower and investor acquisition.

We utilize online and offline channels to acquire borrowers, combining both an online platform and the extensive offline networks of our offline cooperation partner, Hexin Group. We acquire borrowers through referrals from our offline cooperation partners’ extensive nationwide on-the-ground sales network in China as part of our contractual arrangements with Hexin Information and Hexin Financial Information, which are owned by our controlling shareholder. Under the contractual arrangements, Hexin Group refers offline borrowers to us and we then offer our online loan facilitation services to these borrowers. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Hexin Group”. In the fiscal years ended March 31, 2016, 2017 and 2018, over 89.0% of our borrowers were referred from Hexin Group. See “Item 3. Key Information—D. Risk Factors—Risks related to our relationship with Hexin Group and our corporate structure—If Hexin Group’s business, results of operations or brand is adversely affected, we may not be able to source new offline borrowers and our business, results of operations and brand will in turn be negatively affected.” We primarily acquire investors through our online platform. Our investor acquisition channels primarily include our cash incentive program and sales and marketing campaigns for our mobile applications, customer referrals and promotional activities for institutional investors. If any of our current borrower or investor acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors, and we may even lose our existing borrowers and investors to our competitors.

The Economic Environment and Demand for Consumer Credit in China

The success of our online platform is largely dependent on the demand for consumer credit in China, which is in turn dependent upon the overall economic conditions in China. Any downturn in China’s economic growth may negatively affect borrowers’ demand for loans as such economic uncertainty may affect individuals’ level of disposable income and cause consumers to defer consumption of premium goods and services. An economic downturn may also negatively affect borrowers’ repayment capability, which in turn may decrease their willingness to seek loans and potentially cause an increase in default rates. If actual or expected default rates increase generally in China or the consumer finance market, investors may delay or reduce their investments in loan products in general, including on our marketplace.

The Regulatory Environment in China

The regulatory environment for the consumer lending industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial condition and results of operations. Most recently, multiple PRC governmental authorities have published various new laws and rules to further regulate the marketplace lending industry in China, including with respect to consumer lending service providers and microlending. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Lending—Regulations on Consumer Lending Service Providers” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Lending—Regulations Relating to Microlending”. We will continue to make efforts to ensure that we are in compliance with the existing laws, regulations and governmental policies relating to our industry and with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these laws and regulations could also provide new market opportunities. In addition, compliance with new laws and regulations may increase our operating expenses but may also drive increased loan volume to our marketplace and thus increase our revenue.

Effectiveness of Risk Management

Our ability to effectively assess the credit risk of borrowers, generate credit scores and segment borrowers into appropriate risk profiles affects our ability to facilitate suitable loans between borrowers and investors and implement risk-based pricing. Generally, the higher the credit grades of the borrowers, which represent lower credit risks, the lower the APRs charged to borrowers and the lower the expected returns to the investors. We assist borrowers and investors in assessing the credit risks and calculating the appropriate APRs and expected returns. With our proprietary technology, we have implemented a multi-stage credit assessment and risk management system to ensure the quality of borrowers and to prevent fraud. For more information on our risk management system, please see “Item 4. Information on the Company—B. Business Overview—Our Technology and Risk Management System”. The information and data we use may not be sufficient to allow us to adequately capture a borrower applicant’s credit risk. We constantly update and optimize our risk management system, but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided by users may be inaccurate or stale or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode investor confidence in our marketplace and therefore harm our reputation and adversely affect our business and results of operations.

In addition, we maintained a risk reserve liability policy from March 2014 to January 2017. The funding and operation of a risk reserve might have a material impact on our financial conditions. A significant increase in our expected risk reserve liability would have a negative impact on our net revenue and net income. Our ability to assess the expected risk reserve liability depends on our ability to manage and forecast the performance, the delinquency or the M3+ Net Charge-off Rates, of the loans facilitated through our marketplace. Due to our limited operating history, we have limited amount of information to assess the overall default risk on non-payment of consumer loans, so that our forecast of M3+ Net Charge-off may not be accurate.

We have also entered into the Insurance Agreement with a reputable third-party insurance provider, Changan Insurance, to provide insurance coverage to investors for loans originated from February 1, 2017 to January 31, 2018. On February 1, 2018, we renewed the insurance arrangement with Changan Insurance by entering into the 2018 Insurance Agreement to provide insurance coverage to investors for loans originated from February 1, 2018 to January 31, 2019. In actual practice, in the event of borrower default, the insurance provider should compensate the investor for his principal investment amount and accrued interests. During the transition from our risk reserve liability policy to our insurance arrangement, Changan Insurance took custody of the balance of our risk reserve and assumed the outstanding loan balances covered under the previous risk reserve. In the event that Changan Insurance issues insurance incorrectly due to our failure in reviewing materials provided by the borrowers, Changan Insurance is entitled to require us to compensate for all the losses and relevant expenses incurred, which may adversely affect our profitability.

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits, patterns and Internet usage. We generally experience lower transaction value on our online marketplace during national holidays in China, particularly during and after the Chinese New Year holiday season. Due to general consumer spending habits, demand for credit loans facilitated on our marketplace is generally higher in the third and fourth quarters before the Chinese New Year. As a result, we earn a higher portion of our revenue and net income during the third and fourth quarters. However, as we only have a relatively short operating history, the seasonal impact on our financial results is unclear. Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Key Components of Results of Operations

Revenue

Our revenue is generated from fees charged for providing services, including loan facilitation service fees, loan management service fees, post-origination service fees and other sources. In addition, we charge other fees such as penalty fees for late payment, one-time fees for investors transferring their creditor rights, and other service fees.

Our revenue is presented net of VAT and related surcharges. Our net revenue comprises fees earned net of liabilities associated with the risk reserve liability and cash incentives to investors and is recognized as revenue from loan facilitation services, loan management services, post-origination services and other services.

The following table sets forth the reconciliation of our net revenue for the periods presented:

	For the Fiscal Years Ended March 31,
	2016		2017		2018
	(US$)	% of revenue	(US$)	% of revenue	(US$)	% of revenue
Revenue
Loan facilitation service	7,228,135	49.4%	25,636,661	86.6%	117,984,295	95.7%
Loan management service	6,166,334	42.2%	2,678,557	9.1%	508,948	0.4%
Post-origination service	1,193,737	8.2%	1,219,897	4.1%	4,213,862	3.4%
Interest income	—	—	—	—	590,122	0.5%
Others	39,591	0.3%	59,756	0.2%	21,434	—
Total revenue	14,627,797	100.0%	29,594,871	100.0%	123,318,661	100.0%
Business and sales related taxes	23,644	0.2%	171,862	0.6%	890,414	0.7%
Cash incentives	837,418	5.7%	1,629,316	5.5%	15,170,406	12.3%
Risk reserve liability charge	1,872,509	12.8%	4,873,150	16.5%	—	—
Net Revenue	11,894,226	—	22,920,543	—	107,257,841	—

Loan facilitation revenue    Loan facilitation fees are paid by credit loan borrowers upfront to us for the work we perform on our online platform. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. Borrowers pay such fees upon loan issuance. The gross billing ratio ranged from 5.5% to 15.6% during the fiscal year ended March 31, 2018.

Loan management revenue    Secured loan borrowers pay us a fixed monthly management service fee for services provided, which includes assessment services for the pledged assets and information services for the borrower’s monthly account statement and repayment. We recognize the loan management revenue over the loan period in accordance with the monthly services provided.

Post-origination revenue    Investors typically pay us a post-origination service fee at the end of related investment period. The post-origination service fee compensates us for facilitating loans on our marketplace so that investors can invest in suitable loan products. The rate of post-origination service fees charged decreases incrementally with the elevation of an investor’s membership grade and can be modified at management’s discretion. There are five “VIP” membership grades. Under the latest promotional campaign we launched in January 2016, the highest level VIP investors may enjoy as low as a 0% post-origination service fee. The rate of post-origination service fee increases incrementally until it reaches 4% for entry-level VIP investors. Non-VIP investors are subject to a 10% post-origination service fee. We recognize the post-origination service fee when service is provided, the price is fixed or determinable as well as collectability is assured, which is normally at the end of related investment period..

Interest income    Since the second quarter of fiscal year 2018, we have been lending funds directly to borrowers through Wusu Company and recognized interest income.

Cash incentives    In order to expand our market share, we provide cash incentives to investors under our referral incentive program, as well as promotional incentive programs, from time to time. Upon the satisfaction of the terms and conditions under our referral incentive program or promotional campaigns, we increase the investors’ account balances and deposit the funds into the investors’ online payment accounts. Investors can redeem their cash incentives in the form of cash payments to be used on our online marketplace or withdraw cash without any restrictions as to the use of such funds. The periods and terms, including the minimum investment thresholds, of each individual cash incentive program vary depending on different situations. Cash incentive programs may last from a few days up to a few weeks. Under our referral incentive program, the existing investor earns an annualized cash incentive of around 1% based on the funds invested by the new investor in the first year. Under our promotional incentive program, the cash incentive amount usually represents approximately 0.3% to 0.5% of the minimum investment amount required from investors who participate in that program. We require each individual investor to make a minimum investment before the applicable investor can earn the incentive. We consider it is probable that the revenue earned from each investor, through loans invested through our referral incentive program and promotional incentive program, exceed the incentive payments. Therefore, in accordance with ASC 605-50-45-9 (b), the cash incentives provided are accounted for as reduction of revenue. We paid cash incentives to investors in the amount of approximately US$0.8 million, US$1.6 million and US$15.2 million in the fiscal years ended March 31, 2016, 2017 and 2018, respectively.

Our post-origination service fee generated from these loan investments represents approximately 0.7% to 2.2% of the loan investment amount and is recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference in bookkeeping, for the fiscal years ended March 31, 2017 and 2018, our cash incentive payments were higher than the post-origination revenue recognized. However, over the term of each individual loan, our total post-origination service fee from each investor, generated from loans with funds invested through our cash incentive program, is expected to exceed the incentive payments.

Risk reserve liability charge    At the inception of our business, we launched an investor protection service in the form of a risk reserve liability policy. In accordance with the agreements between our investors and us, if a borrower defaults under a loan, we are obligated to repay the investors the principal and accrued interest of the defaulted loan liability. In accordance with the terms of the risk reserve liability policy, an amount equal to 1% and 2% of the loan amounts of all secured loans and credit loans including the principal and the interest, respectively, is set aside during a given period. We reserve the right to revise the percentage upwards or downwards based on our continuous evaluation of factors such as market dynamics as well as our product lines, profitability and cash position. Since February 1, 2017, we have terminated this risk reserve liability policy and introduced an insurance arrangement with a third-party insurer to protect investors against the risk of borrower defaults. See “Item 4. Information on the Company—B. Business Overview—Risk Reserve Liability and Insurance”.

The following table sets forth the changes of the risk reserve liability for the periods indicated:

	For the Fiscal Years Ended March 31,
	2016	2017
	(US$)
Opening balance	927,763	2,717,335
Liability arising at the inception of loans	5,715,313	7,041,697
Release on expiration	(3,699,071)	(2,168,547
Payout	(143,733)	(2,470,347
Foreign exchange translation impact	(82,937)	(226,548
Sub-total	2,717,335	4,893,590
Transferred to Changan Insurance	—	(4,893,590
Ending Balance	2,717,335	—

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses, service and development expenses, general and administrative expenses and share-based compensation. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2016	2017	2018
	(US$)
Operating expenses
Sales and marketing expenses	3,840,143	5,212,127	15,241,637
Service and development expenses	2,358,867	5,149,265	8,495,768
General and administrative expenses	1,554,833	2,645,605	5,816,130
Share-based compensation	—	—	1,828,868
Total operating expenses	7,753,843	13,006,997	31,382,403

Sales and marketing expenses    Sales and marketing expenses consist primarily of advertising expenses for acquiring borrowers and investors, building our brand recognition and salaries and benefits related to our sales and marketing team.

Service and development expenses    Service and development expenses consist primarily of salaries, benefits and service costs directly relating to originating, developing and servicing loans for borrowers and investors. These expenses relate to credit assessment, maintenance and upgrading of our proprietary technology and risk management systems, live customer support, and third-party payment agent fees for fund management, payment, settlement and clearing services.

General and administrative expenses    General and administrative expenses consist primarily of salaries and benefits related to our management, accounting and finance, legal and human resources teams and other operating expenses.

Share-based compensation    Share-based compensation was US$1.8 million in the fiscal year ended March 31, 2018, compared to nil in the fiscal year ended March 31, 2017. The increase was attributable to awards granted under the 2016 Equity Incentive Plan, which began vesting on November 3, 2017, the date on which we completed our initial public offering.

Income Taxes

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty.

Hong Kong

Our wholly-owned Hong Kong subsidiary is an investment holding company registered in Hong Kong and is exempted from income tax on its foreign-derived income.

PRC

Our subsidiary, Hexin Yongheng, and our consolidated VIEs, Hexin E-Commerce and Wusu Company, and subsidiaries of Hexin E-Commerce, all established in the PRC, are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax, or EIT, law. Our VIE, Hexin E-Commerce, was granted the “high technology enterprise” status in the fiscal year ended March 31, 2016 and thus qualified to a preferred income tax rate of 15%. Substantially all our pre-tax income originates from Hexin E-Commerce and its branches, which qualified as “high technology enterprises” in 2017 and therefore are subject to 15% statutory income tax rate starting March 25, 2016. However, Horgos Qinhe Electronic Technology Co., Ltd. and Horgos Bozhishuntai Venture Capital Co., Ltd., both of which were established in November 2017, are subject to a preferred income tax rate of 0% for a period of five years after their inception, as they were incorporated in the Horgos Economic District.

Pursuant to the EIT law and its implementation rules, dividends paid to non-PRC resident enterprise investors that are considered PRC-sourced are subject to a 10% withholding tax. Under the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion on Income (the “Arrangement”), a qualified Hong Kong tax resident which is determined by the competent PRC tax authority to have satisfied relevant requirements under the Arrangement and other applicable PRC laws is entitled to a reduced withholding tax rate of 5%.

In the fiscal years ended March 31, 2016, 2017 and 2018, the income tax provision was US$0.6 million, US$1.5 million and US$11.0 million, respectively. Our effective tax rates for the fiscal years ended March 31, 2016, 2017 and 2018 were 15.1%, 15.1% and 14.4%, respectively.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions and eventually expanded to nation-wide application in 2013. On March 23, 2016, the PRC Ministry of Finance and the SAT released the Circular on Comprehensively Promoting the Pilot Program of the Collection of Value-added Tax in Lieu of Business Tax, or Circular 36. According to Circular 36, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties and attestation and consulting services. According to Circular 36, our PRC subsidiary was subject to VAT at a rate of 6% in lieu of business tax. With the adoption of the VAT Pilot Program, the amount of our revenue that is subject to VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenue This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. We began our business operations in March 2014. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to maintain the fast growth rate we have experience in recent years and may not be able to manage our growth effectively.”

	For the Fiscal Years Ended March 31,
	2016		2017		2018
	(US$)%		(US$)%		(US$)%
Net revenue	11,894,226	100.0%	22,920,543	100.0%	107,257,841	100.0%
Operating expenses
Sales and marketing	3,840,143	32.3%	5,212,127	22.7%	15,241,637	14.2%
Service and development	2,358,867	19.8%	5,149,265	22.5%	8,495,768	7.9%
General and administrative	1,554,833	13.1%	2,645,605	11.5%	5,816,130	5.4%
Share-based compensation	—	—	—	—	1,828,868	1.7%
Total operating expenses	7,753,843	65.2%	13,006,997	56.7%	31,382,403	29.3%
Other income (expenses)
Other income	37,751	0.3%	198,624	0.9%	683,393	0.6%
Other expense	(11,481)	–0.1%	(19,095)	–0.1%	(22,516)	—
Total other income	26,270	0.2%	179,529	0.8%	660,877	0.6%
Income before provision for income taxes	4,166,653	35.0%	10,093,075	44.0%	76,536,315	71.4%
Provision for income tax	628,246	5.3%	1,522,211	6.6%	11,025,690	10.3%
Net (loss)/income	3,538,407	29.7%	8,570,864	37.4%	65,510,625	61.1%

The following table sets forth our revenue breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2016	2017	2018
	(US$)
Revenue(1)
Loan facilitation service	7,228,135	25,636,661	117,984,295
Loan management service	6,166,334	2,678,557	508,948
Post-origination service	1,193,737	1,219,897	4,213,862
Interest income	—	—	590,122
Others	39,591	59,756	21,434
Total revenue	14,627,797	29,594,871	123,318,661

Business and sales related taxes	23,644	171,862	890,414
Cash incentives	837,418	1,629,316	15,170,406
Risk reserve liability charge	1,872,509	4,873,150	—
Net Revenue	11,894,226	22,920,543	107,257,841

(1)                                 Represents amounts net of VAT.

Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

Net revenue

Net revenue during the fiscal year ended March 31, 2018 was US$107.3 million, representing an increase of 368.0% from US$22.9 million in the fiscal year ended March 31, 2017.

•                  Loan facilitation revenue  Loan facilitation revenue increased by US$92.3 million, or 360.2%, from US$25.6 million in the fiscal year ended March 31, 2017 to US$118.0 million in the fiscal year ended March 31, 2018. The increase was primarily due to (i) an increase in the volume of credit loans facilitated through our marketplace, (ii) an increase in the number of borrowers for credit loans, and (iii) an increase in the gross billing ratio, net of VAT, of credit loans.

As a result of the shift in our corporate strategy to focus more on credit loans, rather than secured loans, the volume of credit loans facilitated through our online marketplace and the number of borrowers for credit loans increased significantly in the fiscal year ended March 31, 2018. During the fiscal year ended March 31, 2018, the volume of credit loans facilitated through our online marketplace increased by 265.2%, from RMB2.3 billion (US$336.7 million) in the fiscal year ended March 31, 2017 to RMB8.3 billion (US$1.2 billion) in the fiscal year ended March 31, 2018. The proportion of credit loans facilitated on our marketplace, calculated over the total loans facilitated by loan volume, increased from 68.3% in the fiscal year ended March 31, 2017 to 99.2% in the fiscal year ended March 31, 2018; whereas the proportion of secured loans facilitated, calculated over the total loans facilitated by loan volume, decreased from 31.7% to 0.8%. The increase in the volume of loans facilitated through our marketplace was driven by a substantial increase in the number of borrowers for credit loans from 28,374 in the fiscal year ended March 31, 2017 to 101,137 in the fiscal year ended March 31, 2018.

In addition, in the fiscal year ended March 31, 2018, we gradually increased the loan facilitation service fee charged to borrowers as higher levels of service provided by us and confidence in our brand attracted more customers with less price sensitivity. The gross billing ratio, net of VAT, of credit loans increased from 7.6% in the fiscal year ended March 31, 2017 to 9.5% in the fiscal year ended March 31, 2018.

•                  Loan management revenue  Loan management revenue decreased by US$2.2 million, or 81.0%, from US$2.7 million in the fiscal year ended March 31, 2017 to US$0.5 million in the fiscal year ended March 31, 2018. The decrease in loan management revenue was mainly due to a shift in our corporate strategy of focusing more on credit loans, rather than secured loans, which led to a slowdown of secured loans transacted on our online marketplace and ultimately our cessation of facilitating secured loans in the third quarter of the fiscal year ended March 31, 2018. In the fiscal year ended March 31, 2018, we facilitated a total volume of RMB63.2 million (US$9.5 million) of secured loans on our online marketplace, compared to RMB1.1 billion (US$156.6 million) in the fiscal year ended March 31, 2017.

•                  Post-origination revenue  Post-origination revenue increased from US$1.2 million in the fiscal year ended March 31, 2017 to US$4.2 million in the fiscal year ended March 31, 2018, which was in line with the growth in the volume of loans facilitated through our platform.

•                  Interest income  Interest income increased from nil in the fiscal year ended March 31, 2017 to US$0.6 million in the fiscal year ended March 31, 2018, as our microlending business conducted through Wusu Company began in the second quarter of fiscal year 2018.

Operating expenses    Total operating expenses in the fiscal year ended March 31, 2018 were US$31.4 million, an increase of 141.3% from US$13.0 million in the fiscal year ended March 31, 2017. The increase was primarily due to an increase in sales and marketing expenses, service and development expenses, general and administrative expenses, and share-based compensation expenses.

•                  Sales and marketing expenses  Sales and marketing expenses in the fiscal year ended March 31, 2018 were US$15.2 million, an increase of 192.4% from US$5.2 million in the fiscal year ended March 31, 2017. The increase was primarily due to an increase in employee expenses, expenses paid to advertising vendors for the online acquisition of borrowers and investors, and a series of marketing and promotional campaigns, including a marketing campaign for new products launched in July 2017, to enhance our brand image. Our sales and marketing expenses as a percentage of our total net revenue decreased from 22.7% to 14.2% during the same period, primarily due to the improved effectiveness of our user acquisition efforts.

•                  Service and development expenses  Service and development expenses in the fiscal year ended March 31, 2018 were US$8.5 million, an increase of 65.0% from US$5.1 million in the fiscal year ended March 31, 2017. The increase was primarily attributable to an increase in employee expenses, custodian bank account management fees and rental and property management fees which were mainly driven by the growth in the volume of loans facilitated through the Company’s platform. Our service and development expenses as a percentage of our total net revenue decreased from 22.5% to 7.9% during the same period, primarily attributable to our improved operational efficiency.

•                  General and administrative expenses  General and administrative expenses in the fiscal year ended March 31, 2018 were US$5.8 million, an increase of 119.8% from US$2.6 million in the fiscal year ended March 31, 2017. The increase was primarily attributable to an increase in employee expenses and professional service fees. Our general and administrative expenses as a percentage of our total net revenue decreased from 11.5% to 5.4% during the same period, primarily due to our improved operational efficiency.

•                  Share-based compensation  Share-based compensation in the fiscal year ended March 31, 2018 was US$1.8 million, compared to nil in the fiscal year ended March 31, 2017. The increase was attributable to the recognition of the share-based compensation in connection with the options granted under the 2016 Equity Incentive Plan. One-third of the ordinary shares subject to such options vested on November 3, 2017, the date on which we completed our initial public offering.

Total other income (expense)    Our other income was US$0.7 million in the fiscal year ended March 31, 2018, as compared to other income of US$0.18 million in the fiscal year ended March 31, 2017.

Provision for income tax    Our income tax expense was US$11.0 million in the fiscal year ended March 31, 2018, as compared to US$1.5 million in the fiscal year ended March 31, 2017, primarily because net income before provision for income taxes increased to US$76.5 million in the fiscal year ended March 31, 2018, as compared to US$10.1 million in the fiscal year ended March 31, 2017.

Cash incentives    The cash incentives we paid to investors increased by US$13.5 million, or 831.1%, from US$1.6 million in the fiscal year ended March 31, 2017 to US$15.2 million in the fiscal year ended March 31, 2018. This increase was primarily due to more customer acquisition incentive payments made in the fiscal year ended March 31, 2018 as a result of our heightened investor acquisition efforts. In our referral incentive program, the existing investor earns an annualized cash incentive of around 1% based on the funds invested by the new investor in the first year. In our promotional incentive program, the cash incentive amount usually represents approximately 0.3% to 0.5% of the minimum investment amount required from investors who participate in that program. We recognize cash incentive payments as a reduction of revenue when paid. Our post-origination service fee generated from these loan investment represents approximately 0.7% to 2.2% of the loan investment amount and is recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference in bookkeeping, for the fiscal years ended March 31, 2017 and 2018, our cash incentive payments were higher than the post-origination revenue recognized. However, over the term of each individual loan, our total post-origination service fee from each investor, generated from loans with funds invested through our cash incentive program, is expected to exceed the incentive payments.

Risk reserve liability charge    The risk reserve liability charge decreased by US$4.9 million, or 100%, from US$4.9 million in the fiscal year ended March 31, 2017 to nil in the fiscal year ended March 31, 2018, primarily due to the discontinuation of our risk reserve liability policy and replacement by a third party insurance arrangement on February 1, 2017. The lack of risk reserve liability charge in the fiscal year ended March 31, 2018 also contributed to the increase in net revenue.

Net income    As a result of the foregoing, we recorded a net income of US$65.5 million in the fiscal year ended March 31, 2018, representing a 664.3% increase from a net income of US$8.6 million in the fiscal year ended March 31, 2017.

Fiscal Year Ended March 31, 2017 Compared to Fiscal Year Ended March 31, 2016

Net revenue    Our net revenue increased by US$11.0 million, or 92.7%, from US$11.9 million in the fiscal year ended March 31, 2016 to US$22.9 million in the fiscal year ended March 31, 2017, primarily due to the substantial increase in the volume of loans facilitated through our marketplace, which increased from approximately RMB3.0 billion (US$470.4 million) in the fiscal year ended March 31, 2016 to RMB3.3 billion (US$493.3 million) in the fiscal year ended March 31, 2017. The increase in the volume of loans facilitated through our marketplace was due to a substantial increase in the number of borrowers from 11,120 in the fiscal year ended March 31, 2016 to 28,738 in the fiscal year ended March 31, 2017. Another primary reason was due to the increase in proportion of volume of credit loans facilitated, and the decrease in proportion of volume of secured loans. Credit loans have a higher gross billing ratio (net of VAT) of 7.6%, whereas secured loans have a lower gross billing ratio (net of VAT) of 1.4%. The proportion of credit loans facilitated on our marketplace, calculated over the total loans facilitated by loan volume, increased from 21.5% to 68.3%; whereas the proportion of secured loans facilitated, calculated over the total loans facilitated by loan volume, decreased from 78.5% to 31.7%. Further, the total loan amount of our credit loans experienced rapid growth of 253.7% from the fiscal year ended March 31, 2016 to the fiscal year ended March 31, 2017, which also contributed to the increase of net revenue.

•                  Loan facilitation revenue  Loan facilitation revenue increased by US$18.4 million, or 254.7%, from US$7.2 million in the fiscal year ended March 31, 2016 to US$25.6 million in the fiscal year ended March 31, 2017. The dramatic increase was primarily due to an increase in the volume of credit loans facilitated through our online marketplace. During the fiscal year ended March 31, 2017, the volume of credit loans facilitated through our online marketplace was RMB2.3 billion (US$336.7 million), compared to RMB640.1 million (US$101.2 million) in the fiscal year ended March 31, 2016. The gross billing ratio, net of VAT, of credit loans also increased from 7.1% to 7.6% during the same period. In the fiscal year ended March 31, 2017, we gradually increased the loan facilitation service fee charged to borrowers as we increased our market share of loan volume.

•                  Loan management revenue  Loan management revenue decreased by US$3.5 million, or 56.6%, from US$6.2 million in the fiscal year ended March 31, 2016 to US$2.7 million in the fiscal year ended March 31, 2017. The decrease in loan management revenue was mainly due to a shift in our corporate strategy of focusing more on credit loans, rather than secured loans, which led to a slowdown of secured loans transacted on our online marketplace. In the fiscal year ended March 31, 2017, we facilitated a total volume of RMB1.1 billion (US$156.6 million) of secured loans on our online marketplace, compared to RMB2.3 billion (US$369.2 million) in the fiscal year ended March 31, 2016. Due to the promulgation of the Interim Measures in August 2016, which limits the maximum investment of each individual investor to RMB200,000 (US$29,056.3), in the second half of the fiscal year ended March 31, 2017 we decided to shift our corporate strategy away to focus on credit loans, rather than secured loans.

•                  Post-origination revenue  Post-origination revenue was approximately US$1.2 million in both the fiscal year ended March 31, 2016 and 2017.

Operating expenses    Our total operating expenses increased by US$5.3 million, or 67.7%, from US$7.8 million in the fiscal year ended March 31, 2016 to US$13.0 million in the fiscal year ended March 31, 2017, primarily attributable to the increase in service and development expenses.

•                  Sales and marketing expenses  Our sales and marketing expenses increased by US$1.4 million, or 35.7%, from US$3.8 million in the fiscal year ended March 31, 2016 to US$5.2 million in the fiscal year ended March 31, 2017. The increase was primarily due to the increase in expenses associated with our increased marketing efforts to enhance our brand recognition and therefore acquire more users. Our sales and marketing expenses as a percentage of our total net revenue decreased from 32.3% to 22.7% during the same period, primarily due to the improved effectiveness of our user acquisition efforts.

•                  Service and development expenses  Our service and development expenses increased by US$2.8 million, or 118.3%, from US$2.4 million in the fiscal year ended March 31, 2016 to US$5.1 million in the fiscal year ended March 31, 2017, in line with the substantial increase in the volume of loans facilitated through our marketplace. Our service and development expenses as a percentage of our total net revenue increased from 19.8% to 22.5% during the same period, primarily attributable to our improved operational efficiency.

•                  General and administrative expenses  Our general and administrative expenses increased by US$1.1 million, or 70.2%, from US$1.6 million in the fiscal year ended March 31, 2016 to US$2.6 million in the fiscal year ended March 31, 2017, primarily due to the increase in salaries and benefits paid to our general and administrative personnel as well as the increase in professional service fees we paid to third-party service providers in preparation for our initial public offering. Our general and administrative expenses as a percentage of our total net revenue decreased from 13.1% to 11.5% during the same period, primarily due to our improved operational efficiency.

Total other income (expense)    Our other income was US$ 0.18 million in the fiscal year ended March 31, 2017, as compared to a net other expense of US$0.03 million the fiscal year ended March 31, 2016.

Provision for income tax    Our income tax expense was US$1.5 million the fiscal year ended March 31, 2017, as compared to US$0.6 million the fiscal year ended March 31, 2016, primarily because net income before provision for income taxes increased to US$10.1 million in the fiscal year ended March 31, 2017, as compared to US$4.2 million net income before provision for income taxes in the fiscal year ended March 31, 2016.

Cash incentives    The cash incentives we paid to investors increased by US$0.8 million, or 94.6%, from US$0.8 million in the fiscal year ended March 31, 2016 to US$1.6 million in the fiscal year ended March 31, 2017. This increase was primarily due to more customer acquisition incentive payments made in the fiscal year ended March 31, 2017 as a result of our strengthened investor acquisition efforts. In our general incentive program, the cash incentive amount usually represents 0.3%-0.5% of the required minimum investment amount from investor and we recognize cash incentive payment as a reduction of revenue when paid. Our post-origination service fee for these loan investment is in a range of 0.7%-2.2% of the loan investment amount and recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference, for fiscal years ended March 31, 2015 and 2017, our cash incentive payment were higher than the post-origination revenue recognized. However, over the term of individual loan, our total post-origination service fee from the investor invested through our cash incentive program is expected to exceed the incentive payments.

Risk reserve liability charge    The risk reserve liability charge increased by US$3.0 million, or 160.2%, from US$1.9 million in the fiscal year ended March 31, 2016 to US$4.9 million in the fiscal year ended March 31, 2017, primarily due to the significant increase in the volume of credit loans facilitated through our online marketplace in the fiscal year ended March 31, 2017.

Net (loss)/income    As a result of the foregoing, we recorded a net income of US$8.6 million in the fiscal year ended March 31, 2017, representing a 142.2% increase from a net income of US$3.5 million in the fiscal year ended March 31, 2016.

Changes in Financial Position

As of March 31, 2018, our cash and cash equivalents were US$132.6 million, representing an increase of US$113.4 million from US$19.2 million as of March 31, 2017, mainly due to the growth of net income to US$65.5 million and net proceeds of US$43.3 million raised from our initial public offering after deducting related costs and expenses. As of March 31, 2018, our net cash used in investing activities was US$27.6 million, representing an increase of US$27.3 million from US$0.3 million as of March 31, 2017, as our microlending business conducted through Wusu Company began in the second quarter of fiscal year 2018.

As of March 31, 2017, our cash and cash equivalents were US$19.2 million, representing an increase of US$11.4 million from US$7.8 million as of March 31, 2016, mainly due to the increase of net income by US$5.0 million and the completion of a private placement of US$2.0 million in December 2016.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Fiscal Years Ended March 31,
	2016	2017	2018
		(US$)
Summary of Consolidated Cash Flow Data
Net Cash provided by operating activities	7,025,442	8,189,744	87,723,007
Net Cash used in investing activities	(120,461)	(287,765)	(27,623,791)
Net cash provided by financing activities	243,266	4,288,646	47,516,258
Effect of exchange rate change on cash	(283,992)	(777,286)	5,774,718
Net increase in cash	6,864,255	11,413,339	113,390,192
Cash at the beginning of the period	954,681	7,818,936	19,232,275
Cash at the end of the period	7,818,936	19,232,275	132,622,467

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has completed its analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change for the loan facilitation fees, loan management fees, and post-origination service fees. The Company has adopted Topic 606 on April 1, 2018 using the modified retrospective method. Based on our analysis, the Company did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings at April 1, 2018.  Our future financial statements will include additional disclosures as required by Topic 606.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June, 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) and have been consistently applied.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the impairment assessment of long-lived assets, valuation allowance for deferred tax assets, valuation of share-based compensation expenses, allowance for loan principal and interest receivables, and uncertain tax positions. Actual results could differ from those estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report on Form 20-F. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) and have been consistently applied.

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs. All inter-company transactions and balances have been eliminated.

Our historical results for any period presented are not necessarily indicative of the results to be expected for any future period. Although we believe that the assumptions underlying our consolidated financial statements and the allocations made to us are reasonable, our basis of presentation and allocation methodologies required significant assumptions, estimates and judgments. Using a different set of assumptions, estimates and judgments would have materially impacted our financial position and results of operations.

Revenue Recognition

Revenue is recognized when all of the following conditions are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below:

•              Loan facilitation revenue

The Company generates loan facilitation service fees from borrowers by connecting investors to qualified credit loan borrowers and facilitating loan arrangements between the parties. Loan facilitation revenue is recognized at loan inception, when the facilitation service is provided and collectability is assured.

•              Loan management revenue

The Company generates loan management service fees from borrowers by providing loan management service on reviewing the secured loan borrower’s pledged asset condition and updating secured asset information and status over the term of the loan period. Loan management fee is recognized monthly over the lives of the related loans, as well as collectability is assured, as the service is provided over the term of the loan period.

•              Post-origination revenue

The Company generates post-origination service fees from investors by providing post-origination services, including monitoring payments from borrowers to investors and maintaining investors’ account portfolios. Post-origination revenue is recognized when service is provided, the price is fixed or determinable as well as collectability is assured, which is normally at the end of related investment period.

•              Interest income

The Company lends funds to borrowers up to their approved credit limit through Wusu Company since its inception on August 28, 2017. Interest on loans receivable is accrued based on the contractual interest rates of the loan as earned. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was US$590,122 for the fiscal year ended March 31, 2018, which was included as net revenue in the accompanying statements of comprehensive income.

•              Cash incentives reward program.

To expand its market presence, the Company provides cash incentives to qualified investor within a limited period. During the relevant incentive program period, the Company sets certain thresholds for the investor to qualify for the cash incentive. When qualified investment is made, the cash incentive is provided to the investor. The cash incentives are accounted for as reduction of revenue in accordance with ASC Topic 605.

•              Risk reserve liability

Since inception, the Company launched an investor protection service in the form of risk reserve policy. In accordance with the risk reserve policy agreed upon between the Company and its investors, if a loan facilitated by the Company defaults, the Company is obligated to guarantee the certain portion of unpaid principal and interest repayment of the defaulted loan up to the balance of the risk reserve liability on a portfolio basis. Pursuant to the Company’s public announcement on its website to all investors, the Company grouped loans facilitated in the Company’s marketplace into two portfolios: Credit loans (loans without pledged assets) and Secured loans (loans with pledged assets). In accordance with the term of risk reserve agreed by the Company and investors, the risk reserve liability being set aside equals total of 1% and 2% of the loan principal amount plus interest for loans facilitated on our marketplace under all secured loans and credit loans, respectively (“Risk Reserve Rate”). The Company reserves the right to revise the percentage upwards or downwards as a result of the Company’s continuing evaluation of factors such as working capital and market conditions. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the risk reserve policy, but the Company’s obligation under the risk reserve liability to make payments is limited to the balance of the risk reserve liability at any point in time. Starting on February 1, 2017, the Company entered into a series of agreements (“Insurance Agreement”) with a third party insurance company. Pursuant to the Insurance Agreement, the insurance company charges borrowers an insurance fee at 2% of the loan principal amount plus interest for loans facilitated on our marketplace under credit loan starting from February 1, 2017. Additionally, the Company transferred the balance of the risk reserve liability as of January 31, 2017 of approximately US$4.9 million to the insurance company at the inception of the Insurance Agreement. In return, the insurance company assumes the risk reserve obligation of the Company on the outstanding loan balances that were covered under the risk reserve policy as of January 31, 2017 and insures future defaults. Starting from February 2017, the Company no longer records risk reserve liability.

Material Terms and Conditions of the 2018 Insurance Agreement

On February 1, 2018, we entered into the 2018 Insurance Agreement, setting out the terms and conditions of the insurance arrangement to be provided by Changan Insurance. For more information see “Item 4. Information on the Company—B. Business Overview—Material Terms and Conditions of the 2018 Insurance Agreement.”

Income taxes

Our subsidiary and variable interest entities in China are subject to the income tax laws of the relevant tax jurisdiction. No taxable income was generated outside the PRC for the fiscal years ended March 31, 2016, 2017 and 2018. We account for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of March 31, 2016, 2017 and 2018, no valuation allowance is considered necessary.

In the normal course of business, we may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of our tax positions are “more likely than not” to be sustained upon audit based on the technical merits of the tax position. We record a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

We continually evaluate expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. According to our management’s assessment, no significant penalties or interest relating to income taxes were incurred for the years ended March 31, 2016, 2017 and 2018. All tax returns since our inception of business are still subject to examination by tax authorities.

Foreign currency translation

Since we operate primarily in the PRC, our functional currency is the Chinese Yuan. Our financial statements have been translated into the reporting currency the United States Dollar. Our assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the statements of income.

The RMB is not freely convertible into foreign currency, and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

Share-based compensation

Under our 2016 Equity Incentive Plan, we may grant share options to our selected employees, directors and non-employee consultants. Awards granted to employees with service conditions attached are measured at the grant date fair value and are recognized as an expense using straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as compensation expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed, and are recognized using the straight-line method over the period the service is provided.

Binomial option-pricing models are adopted to measure the value of awards at each grant date or measurement date. The determination of fair value is affected by the share price as well as assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee and non-employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

We recognized share based compensation upon successful completion of our initial public offering for the portion of the requisite service that has been rendered as of that date for the period from April 1, 2016 to the date of the completion of our initial public offering. As a result, an approximately US$1.8 million charge was incurred in the fiscal year ended March 31, 2018.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B.                                    Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities and capital raised from our initial public offering. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2016, 2017 and 2018, we had US$7.8 million, US$19.2 million and US$132.6 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2016, 2017 and 2018, our working capital (excluding the amount due from related parties) amounted to a deficit of US$1.2 million, US$18.5 million and US$139.3 million, respectively. We believe that our current cash, cash flows provided by operating activities, and net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

In January 2017, we entered into a strategic cooperation agreement with China Everbright Bank, pursuant to which China Everbright Bank may in the future provide integrated financial services, such as depositing services, credit financing and centralized funds management to us. China Everbright Bank has also agreed to extend loan credit in an amount up to RMB100 million (US$15.9 million) to us upon request for our general working capital purposes. The specific terms of the actual loan credit will be negotiated separately. After we tender a formal request and loan application, China Everbright Bank will implement its loan approval procedures. China Everbright Bank requires regulatory and internal approvals before issuing loan credit to us. As of the date of this annual report on Form 20-F, we have not taken out any loans from China Everbright Bank, nor have we tendered an application to obtain such loan credit.

In October 2017, we entered into a strategic cooperation agreement with Xiamen International Bank. Under the agreement, Xiamen International Bank agreed to provide a line of credit of RMB500 million (US$79.7 million) with a term of two years. Xiamen International Bank also agreed to provide us with access to integrated financial services, such as credit financing,off-balance-sheet activities and funds depositary services and management services. As of the date of this annual report on Form 20-F, we have not utilized this line of credit, and we have not submitted an application to obtain other credit financing from Xiamen International Bank.

In January 2018, Hexindai entered into a line of credit agreement with Ping An Bank. Under the agreement, Ping An Bank has agreed to provide a line of credit of RMB500 million (US$79.7 million) with a term of one year.  We will use the proceeds for its daily working capital turnover, including payment of operation and management expenses, equipment maintenance and advertising fees. As of the date of this annual report on Form 20-F, we have taken out around RMB0.2 million (US$0.03 million) for our daily operations.

As of March 31, 2016, 2017 and 2018, we had US$12.0 million, US$4.2 million and nil due from related parties, respectively. Each of Hexin Information and Hexin Financial Information were incorporated and majority-owned by Mr. Xiaobo An, the Chairman of our Board of Directors. We historically utilized Hexin Group’s centralized banking systems for our cash and banking management, which resulted in a significant balance of amount due from a related party. In addition, Hexin Group also paid expenses on our behalf. We have recorded all expenses paid by Hexin Group on our behalf in the related historical periods presented in our consolidated financial statements. On September 27, 2017, all balances due from Hexin Group were collected by us in full.

Substantially all of our operations are conducted in China, and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from fiscal year 2018. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The determination to declare and pay such annual dividend or special dividend and the amount of any dividend in any particular year will be made at the discretion of our board of directors and will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our constitutional documents and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on dividend distribution will not have a material impact on our liquidity, financial condition and results of operations.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries, including our joint venture and our consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon direct and indirect dividends paid by our subsidiaries and consolidated affiliated entities. If any of our subsidiaries or consolidated affiliated entities or any newly formed subsidiaries or consolidated affiliated entities incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated entities are permitted to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, except for our joint venture, are required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve. Our PRC subsidiaries and consolidated entities may also set aside a portion of their respective after-tax profits to fund the employee welfare fund at the discretion of the board of directors or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries or consolidated affiliated entities, as applicable.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of US$0.1 million, US$0.3 million and US$0.5 million in the fiscal years ended March 31, 2016, 2017 and 2018, respectively, primarily due to purchases of electronics, office equipment, vehicle and leasehold improvements for our office as a result of our business growth.

Loan Performance Data

Delinquency Rates

We define the delinquency rates as of the end of the period as the outstanding balance of principal and interest that were 15 to 29, 30 to 59 and 60 to 89 calendar days delinquent as a percentage of the total outstanding balance of principal and interest for the relevant group of loans during such period.

The following tables set forth our delinquency rates for all loans as of March 31, 2016, 2017 and 2018, respectively:

	Delinquent for(1)
	15 - 29 days		30 - 59 days		60 - 89 days		More than 90 days
	RMB	US$ (2)	RMB	US$ (2)	RMB	US$ (2)	RMB	US$(2)
	(in thousands, except percentages)
As of March 31, 2016
Unpaid balance of principal and interest	659	102	529	82	438	68	78	12
Delinquency rate	0.092%	0.092%	0.074%	0.074%	0.061%	0.061%	0.011%	0.011%

As of March 31, 2017
Unpaid balance of principal and interest	2,483	361	3,794	551	9,061	1,316	17,184	2,496
Delinquency rate	0.091%	0.091%	0.138%	0.138%	0.331%	0.331%	0.627%	0.627%

As of March 31, 2018
Unpaid balance of principal and interest	6,386	1,018	14,626	2,332	11,551	1,841	94,171	15,013
Delinquency rate	0.066%	0.066%	0.152%	0.152%	0.120%	0.120%	0.980%	0.980%

(1)         Loans that are delinquent for more than 89 days are counted towards the M3+ Net Charge-off Rates. See “—M3+ Net Charge-off Rates.”

(2)         The exchange rate between the RMB and the U.S. dollar for each fiscal year was calculated using the period-end exchange rate of such fiscal year.

M3+ Net Charge-Off Rates

We define “M3+ Net Charge-off Rates”, with respect to loans facilitated during a specified time period or the “vintage”, as (i) the total balance of outstanding principal of loans that become delinquent for over three months during a specified period and the remainder of the expected interest for the life of such loans, divided by (ii) the total initial principal of the loans facilitated in such vintage.

The following table provides the amount of loans generated through our marketplace during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rates data as of March 31, 2018 for the loans facilitated during each of the periods presented.

M3+ Net Charge-off Rates
	Amount of loans facilitated during the period		Accumulated M3+ Net Charge-off as of March 31, 2018		Total M3+ Net Charge-off Rate as of March 31, 2018
Loan issued period	(RMB)	(US$) (1)	(RMB)	(US$) (2)	Percentage
	(in thousands)		(in thousands)
From inception to March 31, 2016	678,849	107,466	26,801	4,182	3.95%
From April 1, 2016 to March 31, 2017	2,264,421	336,727	58,513	8,501	2.58%
From April 1, 2017 to March 31, 2018(3)	8,268,844	1,248,033	8,858	1,412	0.11%

(1)      The exchange rate of amount of loans facilitated during a given period between the RMB and the U.S. dollar for a given period was calculated using the average of the daily exchange rates during such given period.

(2)      The exchange rate of accumulated M3+ net charge-off as of March 31, 2018 between the RMB and the U.S. dollar for a given period was calculated using the period-end exchange rate for such given period.

(3)      Loans issued between January 1, 2018 and March 31, 2018 cannot be delinquent for over three months, as of March 31, 2018, and thus are not factored into the calculation of the M3+ Net Charge-off Rates for this vintage.

C.                                    Research and Development

As of March 31, 2018, we have a dedicated product development team consisting of 24 full-time employees. This team is responsible for developing and implementing new products to introduce on to our marketplace.

We will continue to develop products to better satisfy the medium and long term capital requirements of our borrowers.  Meanwhile, we continue to emphasize risk-management, including to further develop loan pricing mechanisms based on risk control. Our products will be optimized according to a personal credit system, enabling quality users with high credit to have access to more satisfying loan services with more attractive pricing. In accordance with market and regulatory requirements, we aim to improve our loan pricing ability and to provide loan products that better satisfy the needs of our users.

Given our various lending products, we aim to provide users with safe, quality and diverse products and to fulfill our lenders’ goals of capital preservation and appreciation. We have been striving to lower the admission threshold of lenders, so we can also satisfy users with less capital to lend. Our accessible and convenient interface facilitates our customers’ use of our platform, and we plan to continue our efforts in improving our financial technology to bring improved operation and service.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2018.

F.                                     Tabular Disclosure of Contractual Obligations

Contractual obligations and commitments

We lease our main office space under an irrevocable operating lease agreement. Rental expenses under operating leases in the fiscal years ended March 31, 2016, 2017 and 2018 were US$702,005, US$720,314 and US$1,163,326, respectively.

The following table sets forth our future minimum lease payments under irrevocable operating lease agreements as of March 31, 2018:

Minimum lease payment
Fiscal Years ending March 31,	US$
2019	1,904,999
2020	1,513,330
2021	705,574
2022	—
2023 and thereafter	—
Total	4,123,903

As of March 31, 2016, 2017 and 2018, we recorded liability of US$1.9 million, US$4.9 million and nil in relation to the risk reserve liability, respectively. As our risk reserve liability policy has been discontinued and replaced by a third party insurance arrangement since February 1, 2017, there was no risk reserve liability charge in the fiscal year ended March 31, 2018.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2016, 2017 and 2018, respectively.

G.                                   Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our goals and strategies, our future business development, financial condition and results of operations, ability to retain and grow our user base and network of local merchants for our online marketplace, the growth of, and trends in, the markets for our services in China, the demand for and market acceptance of our brand and services, competition in our industry in China, our ability to maintain the network infrastructure necessary to operate our website and mobile applications, relevant government policies and regulations relating to our corporate structure, business and industry, and our ability to protect our users’ information and adequately address privacy concerns. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Xiaobo An	35	Director, Chairman
Xinming Zhou	34	Director, Chief executive officer
Qisen (Johnson) Zhang	35	Chief financial officer
Dongling Wang	37	Chief risk officer
Lili Hua	33	Chief operations officer
Zecheng Wang	41	Chief marketing officer
Non-Executive Directors:
Stephen Markscheid	64	Independent director
Dagang Guo	46	Independent director
David Wei Tang	51	Independent director

Executive Officers

Mr. Xiaobo An, aged 35, founded and has held the position of our chairman since the inception of our business. He became our director in February 2017. Before founding our company and the creation of the “Hexin” brand, Mr. An founded Beijing Zhongdashixing Business Co., Ltd, Hexindai Wealth Management Co., Ltd, Hexindai and Hexindai Financial Information (Beijing) Co., Ltd. He served as a credit approval manager in Huaxia Bank from 2004 to 2008 where his responsibilities included the supervision of credit card application review. Mr. An received a bachelor’s degree in advertising from Hebei University. He was awarded the “Outstanding Innovator of the Financial Industry in China” title by the prestigious Economy magazine and Huazun Prize panel in 2014.

Mr. Xinming Zhou, aged 34, has served as our chief operations officer since inception of our business and our chief executive officer since August 2016. He became our director in February 2017. Prior to joining our company, Mr. Zhou was chief executive officer of Beijing Triangle Technology from 2013 to 2014, and was senior product manager of JD.com, a NASDAQ-listed company (NASDAQ: JD), from 2010 to 2012. From 2007 to 2010, Mr. Zhou served as a products director in the Ninetowns Group (Ninetowns Internet Technology Group Company Limited was a NASDAQ-listed company from 2004 to 2014 (NASDAQ:NINE)). Mr. Zhou received a bachelor’s degree in English from Beijing University of Technology.

Mr. Qisen (Johnson) Zhang, aged 35, joined our company in August 2016 and has served as our chief financial officer since February 2017. Prior to joining our company, Mr. Zhang served as the board secretary and investor relations director to China Ming Yang Wind Power Group Limited, a NYSE-listed company (NYSE: MY) from 2014 to 2015, where he was involved in corporate finance projects and overall management of the company. From 2010 to 2014, he served as a director of FunTalk China Holdings Ltd., a NASDAQ-listed company (NASDAQ: FTLK) where he provided financial modelling and analysis services. Mr. Zhang also worked at H&D Investment Consulting from 2007 to 2010 and International Data Corporation from 2005 to 2007. He graduated from the University of International Business and Economics, where he was awarded a bachelor’s degree in Business Administration.

Ms. Dongling Wang, aged 37, joined our Company in 2015 and has served as our chief risk officer since 2016. Prior to joining our company, she was approval manager of Pinganpuhui Finance from 2005 to 2015, where her responsibilities included supervision of the assessment team in the verification of customers’ application and information. Before that she served as investment advisor of Shenzhen Newrand Securities Investment Consulting Firm from 2001 to 2005, where her responsibilities included supervising marketing activities and products promotional campaigns. Ms. Wang graduated from the Heilongjiang School of Economic Management where she was awarded a diploma in Accounting Computerization.

Ms. Lili Hua, aged 33, has served as our chief operations officer since June 2017. Prior to joining our company, she was the operations manager of Souyidai (Beijing) Information Technology Consulting Company Limited, a subsidiary of the Sohu Group (NASDAQ: SOHU) from March 2016 to May 2017, where she was in charge of the internal and external operations of the company, as well as the management of all operations department staff and the implementation of the company’s operations and strategies. Prior to that she was Operating Director of Baoshang Bank from April 2015, apps operations manager of VIP Shop from June 2014 to April 2015, operations manager of Qihoo 360 Technology Co., Ltd from December 2012 to April 2014 and operations manager of Taobao, a subsidiary of the Alibaba Group (NYSE: BABA) from October 2008 to January 2010. Ms. Hua graduated from Beijing Fashion Academy, where she was awarded a master’s degree in fashion design.

Mr. Zecheng Wang, aged 41, has served as our chief marketing officer since May 2018. Prior to joining our company, he was the Vice President and General Manager of the Marketing Department at Yi Cheng Yi Jia Internet Technology Company Limited, a wholly-owned subsidiary of ENN Group (HKSE: 2688), from 2017 to 2018. From 2015 to 2016, Mr. Wang was the founder and CEO at Beijing Shuangci Information Technology Company Limited, a business-to-business distribution platform for the food and beverage industry. From 2013 to 2015, Mr. Wang worked for Tmall, a core subsidiary of Alibaba Group (NYSE: BABA). Prior to that, Mr. Wang worked for JD.com, Inc. (NASDAQ: JD), China Mengniu Diary Company Limited (SEHK: 2319), and Red Bull Vitamin Drink Co., Ltd. Mr. Wang holds a Master of Business Administration degree from Peking University and a bachelor’s degree in public administration from Wuhan University.

Non-executive Directors

Mr. Stephen Markscheid, aged 64, has served as our independent director since October 24, 2017. Mr. Markscheid is a partner at DealGlobe, a Shanghai based boutique investment bank. He currently serves as an independent director of ZZ Capital International, a Hong Kong GEM Board-listed company (HK GEM: 08295), Ener-Core, a U.S. company trading over-the-counter (OTCQB: ENCR), Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), and Jinko Solar Inc., a New York Stock Exchange-listed company (NYSE: JKS). From 1998 to 2006, Mr. Markscheid served as director and later as senior vice president at different group companies of General Electric, where he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to General Electric, from 1994 to 1996, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago and has years of professional experience in the financial services industries. He obtained a bachelor of arts degree from Princeton University in 1976, a master’s degree in international affairs from Johns Hopkins University in 1980, and a master’s degree in business administration from Columbia University in 1991.

Mr. Dagang Guo, aged 46, has served as our independent director since October 24, 2017. Prior to joining our Company, Mr. Guo served as Investment Director in Beyond Fund and Member of Investment Committee in Guotai Venture Capital Co. Ltd. from March 2012 to December 2014. From 2009 to 2012, Mr. Guo served as the General Manager of Business Development in ECS Technology China Ltd. From 2002 to 2009, Mr. Guo served as Product Director of Digital China, a Shenzhen Stock Exchange-listed company (SZ: 000034). Mr. Guo obtained his bachelor’s degree in Taiyuan University of Technology in 1994, and his master’s degree in FMBA from Cheung Kong Graduate School of Business in 2015. He currently serves as the Secretary General of Beijing Internet Finance Industry Association.

Mr. David Wei Tang, aged 51, has served as our independent director since October 24, 2017. Prior to joining our Company, Mr. Tang served as President of Huakang Financial Holdings, a Chinese multi-disciplinary financial holdings group with subsidiaries in investments, insurance, wealth management and financial technology. From 2008 to 2010 and from 2012 to 2013, Mr. Tang served as Vice President, Chief Financial Officer and Chief Strategy Officer of Vimicro Corporation, a NASDAQ-listed company (NASDAQ: VIMC). Prior to that, from 2006 to 2008 he served as the Chief Financial Officer of Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), from 2003 to 2004, he served as the Chief Financial Officer of IRICO Group, a Hong Kong Stock Exchange-listed company (HKSE: 438) and in 2000, he served as the Chief Financial Officer of Chinasoft International, a Hong Kong Stock Exchange-listed company (HKSE: 354). Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang received a master’s degree in business administration from the Stern School of Business, New York University.

Our insider trading policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our shares or ADSs by an independent person who is not aware of material nonpublic information at the time of the trade. From time to time, certain of our directors, executive officers, and employees have adopted Rule 10b5-1 trading plans.

B.                                    Compensation

For the fiscal year ended March 31, 2018, we paid an aggregate of approximately US$495,000 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

2016 Equity Incentive Plan

Our 2016 Equity Incentive Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards.

Authorized Shares    The maximum aggregate number of shares that may be issued under the 2016 Equity Incentive Plan is 6,312,000 of our ordinary shares, adjusted for the nominal share issuance (please see Note 15 to the consolidated financial statements for additional information related to the nominal share issuance), plus an annual increase on the last day of the last fiscal year, starting in fiscal year 2017, by an amount equal to (i) 15% of the total number of outstanding shares of our common shares less (ii) the total number of unissued shares under the 2016 Equity Incentive Plan less (iii) the total number of shares subject to then-outstanding awards under the 2016 Equity Incentive Plan, in each case of (i), (ii) and (iii) as of the last calendar day of the last immediately preceding fiscal year. Ordinary shares issued pursuant to awards under the 2016 Equity Incentive Plan that are forfeited or cancelled or otherwise expired, will become available for future grant under the 2016 Equity Incentive Plan. The shares that are tendered by a participant of the 2016 Equity Incentive Plan or withheld by us to pay the exercise price of an option or to satisfy the participant’s tax withholding obligations in connection with an award shall not be added back to the limit of the 2016 Equity Incentive Plan. During the term of the 2016 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of ordinary shares available for issue to satisfy the requirements of the 2016 Equity Incentive Plan.

Plan Administration    The 2016 Equity Incentive Plan is administered by the board or our compensation committee. The administrators may delegate limited authority over the day-to-day administration of the 2016 Equity Incentive Plan to such other subcommittees or specified officers. Subject to the provisions of the 2016 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the eligible participants, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of settlement of awards in shares or cash or a combination thereof and the terms of the award agreement for use under the 2016 Equity Incentive Plan. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrators will make an adjustment with respect to the number and class of shares that may be delivered under the 2016 Equity Incentive Plan and/or the number, class and price of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the 2016 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Share Options    Share options may be granted under the 2016 Equity Incentive Plan. The exercise price of each option shall be determined by the administrator; provided, however, that the per share exercise price may be no less than 100% of the fair market value per share on the date of grant. Our administrator shall also determine the time or times at which the options shall vest and may be exercised and will determine any conditions that must be satisfied. One-third of the shares subject to an award will vest on each of the first, second and third annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

Restricted Shares    A restricted share award agreement will specify restrictions on the duration of the restricted period, the number of shares granted, and any other terms and conditions specified by the administrator. Except to the extent otherwise provided in the award agreement, the holder of restricted shares will be entitled to receive all dividends and other distributions paid with respect to the shares, subject to the same restrictions on transferability and forfeitability as the underlying shares of restricted shares. Restricted shares may not be sold, transferred, assigned or pledged until the end of the restricted period and may be subject to forfeiture upon a termination of employment or service with us.

Restricted Share Units    Awards of restricted share units may be granted by the administrator. At the time of the grant of restricted share units, the administrator may impose conditions that must be satisfied, such as continued employment or service or attainment of corporate performance goals, and may place restrictions on the grant and/or vesting of the restricted share units. A restricted share unit award agreement will specify applicable vesting criteria, the number of restricted share units granted, the terms and conditions on time and form of payment and any such terms and conditions determined by the administrator. Each restricted share unit, upon fulfilment of any applicable conditions, represents a right to receive an amount equal to the fair market value of one share.

Other Local Awards    The administrator may cause a local PRC subsidiary of our Company to grant local cash-settled awards in lieu of any other award under the 2016 Equity Incentive Plan, which such local awards shall be paid wholly by such PRC subsidiary. Each local award shall be linked to the fair market value of a share.

Change in Control    The 2016 Equity Incentive Plan provides that in the event of a change in control of our Company, each outstanding award will be assumed or substituted by the successor corporation. Unless the administrator determines otherwise, in the event that the successor corporation does not assume or substitute for the award, the portion of the award that remains outstanding will fully vest and all applicable restrictions will lapse. The holders of any outstanding options will be provided notice and a specified period of time to exercise awards to the extent vested (with awards terminating upon the expiration of the specified period of time). An award will be considered assumed if, following the change in control transaction, the award confers the right to purchase or receive, for each share subject to the award, the same consideration received in the change in control transaction by the holders of ordinary shares for each share held on the effective date of the transaction.

Plan Amendment and Termination    Our board of directors may amend, alter, suspend or terminate the 2016 Equity Incentive Plan, subject to certain exceptions. The 2016 Equity Incentive Plan will automatically terminate in 2026, unless we terminate it sooner. The termination of the 2016 Equity Incentive Plan will not limit the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of termination.

Granted Options    As of March 31, 2018, the aggregate number of our ordinary shares underlying our outstanding options is 6,184,000. One-third of the ordinary shares subject to such options vested on November 3, 2017, the date on which we completed our initial public offering. As of March 31, 2018, none of the options granted have been exercised.

The following table summarizes, as of March 31, 2018, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Xiaobo An	—	—	—	—
Xinming Zhou	—	—	—	—
Stephen Markscheid	—	—	—	—
Dagang Guo	—	—	—	—
David Wei Tang	—	—	—	—
Qisen (Johnson) Zhang	*	1.28	April 1, 2016	March 31, 2026
Dongling Wang	*	1.28	April 1, 2016	March 31, 2026
Lili Hua	—	—	—	—
Other Individuals as a Group	5,832,000	1.28	April 1, 2016	March 31, 2026

*Less than 1% of our total outstanding ordinary shares.

C.                                    Board Practices

Our board of directors consists of five directors, including two executive directors and three non-executive directors. The powers and duties of our directors include convening general meetings and reporting our board’s work at our shareholders’ meetings, declaring dividends and distributions, determining our business and investment plans, appointing officers and determining the term of office of the officers, preparing our annual financial budgets and financial reports, formulating proposals for the increase or reduction of our authorized capital as well as exercising other powers, functions and duties as conferred by our articles of association. Our directors may exercise all the powers of our company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so, his vote shall be counted, and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice, it shall not be necessary to give special notice relating to any particular transaction.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of three members and is chaired by Mr. David Wei Tang. Each of Mr. Stephen Markscheid, Mr. Dagang Guo and Mr. David Wei Tang satisfies the “independence” requirements of the listing rules of NASDAQ and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Stephen Markscheid and Mr. David Wei Tang qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                                          selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•                                          reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•                                          reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•                                          discussing the annual audited financial statements with management and the independent registered public accounting firm;

•                                          reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•                                          annually reviewing and reassessing the adequacy of our audit committee charter;

•                                          meeting separately and periodically with management and the independent registered public accounting firm; and

•                                          reporting regularly to the board of directors.

Compensation Committee.    Our compensation committee consists of three members and is chaired by Mr. Stephen Markscheid. Each of Mr. David Wei Tang, Mr. Stephen Markscheid and Mr. Dagang Guo satisfies the “independence” requirements of the listing rules of NASDAQ. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

•                                          reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;

•                                          approving and overseeing the total compensation package for our executives other than the three most senior executives;

•                                          reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and

•                                          periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.    Our nominating and corporate governance committee consists of three members and is chaired by Mr. Dagang Guo. Each of Mr. Dagang Guo, Mr. Stephen Markscheid and Mr. David Wei Tang satisfies the “independence” requirements of the listing rules of NASDAQ. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                                          recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

•                                          reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•                                          selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and

•                                          monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skills they actually possess and exercise such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to our company, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our company and not to our company’s individual shareholders, and it is our company which has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Pursuant to our amended and restated memorandum and articles of association, subject to the approval of our shareholders, our board of directors has the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the board or as an addition to the existing board (subject to the maximum size limit). Our directors are not subject to a term of office and will hold their offices until such time as they are removed from office by an ordinary resolution of our shareholders.

In addition, the office of any of our directors shall be vacated if the director (a) becomes bankrupt or makes any arrangement or composition with his creditors; (b) dies or becomes of unsound mind; (c) resigns his office by notice in writing to our company; (d) without special leave of absence from our board of directors, is absent from meetings of the board for three consecutive meetings and the board of directors resolves that his office be vacated; (e) is prohibited by law or designated stock exchange rules from being a director; or (f) is removed from office pursuant to our memorandum and articles of association.

Our officers are elected by and serve at the discretion of the board of directors.  Our senior executive officers are employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the senior executive officers, such as the officer’s fraudulent or illegal conduct that is materially detrimental to our business, the officer’s uncured material breach of our confidentiality agreement or the officer’s uncured material breach of the applicable employment agreement.  We may also terminate a senior executive officer’s employment without cause with advance written notice.  Each senior executive officer may terminate employment at any time with advance written notice at the election of such officer.

Employment Agreements and Confidentiality Agreements

We have entered into employment agreements and confidentiality agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified period of time. The employment agreements provide that the employment can be terminated pursuant to the PRC Employment Contract Law and relevant regulations. Under such law and regulations, we may terminate employment with an employee (i) for cause, at any time, without advance notice or remuneration, including for certain acts of the employee, such as conviction of a crime, malpractices which caused significant damage to us, or violation of our internal policies; or (ii) without cause by paying severance compensation to the employee.

According to the confidentiality agreements entered into with our executive officers, our executive officers may resign at any time with a 30-day advance written notice. Each executive officer has agreed, both during and within two years after the termination or expiry of his or her employment agreement to (i) hold, in strict confidence and not to use any of our confidential information or trade secrets, any confidential information or trade secrets of our users, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations; and (ii) be bound by non-competition restrictions. Each executive officer has agreed not to, without our express consent, assume employment by, or provide direct or indirect services to, any of our competitors, whether as a shareholder, partner, executive, supervisor, consultant or otherwise, or to engage in any business that is similar to our business. Each executive officer has agreed to indemnify us against any actual loss incurred by us as a result of his or her breach of the confidentiality and non-competition obligations.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

D.                                    Employees

We had 132, 295 and 400 full-time employees as of March 31, 2016, 2017 and 2018, respectively. The increase in the number of employees was primarily due to the expansion of our business, in particular to support the growth of our technology and operations departments. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. The following table sets forth the number of our full-time employees categorized by function as of March 31, 2018:

Function	Number of Employees
Technology	110
Risk Management	77
Operations	117
Product Development	24
Sales and Marketing	28
General and Administrative	44
Total	400

We invest significant resources in the recruitment of employees in support of our fast-growing business operations. We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality.

As required by PRC Laws and regulations, we participate in various government statutory employee benefit plans, including a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan and a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our executive officers. See “—B. Compensation—Employment Agreements and Confidentiality Agreements.”

E.                                 Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of June 30, 2018 by:

•                                          each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;

•                                          each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares; and

•                                          all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These ordinary shares, however, are not included in the computation of the percentage ownership of any other person.

The percentage of beneficial ownership of our ordinary shares is based on 50,458,550 ordinary shares outstanding immediately as of June 30, 2018, including 2,089,720 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our 2016 Equity Incentive Plan.

Ordinary Shares Beneficially Owned
	Number	%(2)
Directors and Executive Officers(1):
Xiaobo An(3)	31,980,800	63.4
Xinming Zhou	—	—
Stephen Markscheid(4)	—	—
Dagang Guo(5)	—	—
David Wei Tang(6)	—	—
Qisen (Johnson) Zhang	*	*
Dongling Wang	*	*
Zecheng Wang	—	—
Lili Hua	—	—

All directors and executive officers as a group	32,332,800	64.1
Principal Shareholders:
Hexin Holding Limited(7)	31,980,800	63.4
Anhe Holding Limited(8)	7,995,200	15.8

Notes:

*                 Less than 1% of our total outstanding ordinary shares.

(1)         Except for Mr. Stephen Markscheid, Mr. Dagang Guo and Mr. David Wei Tang, the business address of our directors and executive officers is 13th Floor, Block C, Shimao Plaza, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(2)         For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2018, by the sum of (i) 50,458,550 which is the total number of ordinary shares outstanding as of June 30, 2018 (including 2,089,720 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our 2016 Equity Incentive Plan), and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after June 30, 2018.

(3)         Mr Xiaobo An does not hold any ordinary share in our company directly. Mr. Xiaobo An, through Hexin Holding Limited, a British Virgin Islands company wholly owned by him, owns 63.4% of the total outstanding shares of our company. The registered office address of Hexin Holding Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

(4)         The business address of Mr. Stephen Markscheid is 419 Washington Avenue, Wilmette IL 60091, United States.

(5)         The business address of Mr. Dagang Guo is Building 34, The Internet Financial Security Demonstration Industrial Park, Fangshan District, Beijing, People’s Republic of China.

(6)         The business address of Mr. David Wei Tang is 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

(7)         Represents 31,980,800 ordinary shares held by Hexin Holding Limited. Hexin Holding Limited is 100% beneficially owned by Mr. Xiaobo An.

(8)         Represents 7,995,200 ordinary shares held by Anhe Holding Limited. Anhe Holding Limited is 100% beneficially owned by Mr. Xiaoning An. The registered office address of Anhe Holding Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

As of June 30, 2018, a total of 7,957,750 ordinary shares are held by two record holders in the United States, including 7,536,950 ordinary shares (of which 2,089,720 ordinary shares are reserved for the future exercise of awards granted under our 2016 Equity Incentive Plan) held by Citibank N.A., our depositary, representing 15.8% of our total outstanding shares.

B.                                    Related Party Transactions

Contractual Arrangements

Hexin Information and Hexin Financial Information are under common control of our chairman, Mr. Xiaobo An. Hexin Information was incorporated in December 2015 and is 99.0% held by Mr. Xiaobo An. Hexin Financial Information was incorporated in April 2014 and 98.9% held by Mr. Xiaobo An. Hexin Information and Hexin Financial Information are both engaged in the provision of financial advisory services, including investment advisory, investment consulting, asset management services, project investment and insurance brokerage services, lease financing and health management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. The provision of investment consulting services, including asset management services, project investment management services and insurance brokerage services, represent the most profitable business activity of Hexin Group. Except as otherwise disclosed in this 20-F, the operations, financial and business administration functions of Hexin Information and Hexin Financial Information are separate from Hexin E-Commerce and our Company.

Before Hexin E-Commerce was fully operational, in order to achieve a more efficient use of funds, Hexin Group and we implemented centralized treasury management. As a result, from its incorporation up to January 11, 2017, Hexin E-Commerce’s cash flows including certain revenues and expenses were managed through the bank accounts of Hexin Group. On January 12, 2017, Hexin E-Commerce separated its treasury management function from the Hexin Group.

The net balance of funds, totaling approximately RMB28.8 million (US$4.2 million), which was the amount due to Hexin E-Commerce as of March 31, 2017, was paid to us in full on September 27, 2017. The total related party balance due from Hexin Group amounted to RMB77.1 million (US$12.0 million), RMB28.8 million (US$4.2 million), and nil as of March 31, 2016, March 31, 2017 and March 31, 2018, respectively. The expenses paid by Hexin Group were primarily for business operations including employee salaries, professional fees and advertising expenses. For the fiscal years ended March 31, 2016, 2017 and 2018, expenses paid by Hexin Group on behalf of Hexin E-Commerce were RMB17.4 million (US$2.8 million), RMB11.6 million (US$1.7 million) and nil, respectively. For the fiscal year ended March 31, 2017 and 2018, expenses paid by Hexin Group on behalf of Hexin E-Commerce were RMB11.6 million (US$1.7 million) and nil respectively. Funds of Hexin E-Commerce used by Hexin Group representing the cash flow from our revenue that was transacted at Hexin Group’s bank accounts were RMB64.0 million (US$10.1 million), RMB40.0 million (US$5.8 million) and nil for the fiscal years ended March 31, 2016, 2017 and 2018 respectively.

Hexin E-Commerce has relied on Hexin Group with respect to acquisition of borrowers through offline networks. Hexin Information and Hexin Financial Information are both engaged in provision of financial advisory services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. Hexin Information is focused on unsecured credit loans, while Hexin Financial Information is focused on secured loans. Hexin Information and Hexin Financial Information had extensive on-the-ground sales networks through and have each accumulated an extensive borrower base. Hexin E-Commerce’s offline borrowers are mainly referred by Hexin Information with respect to unsecured credit loans and by Hexin Financial Information with respect to secured loans. In the fiscal years ended March 31, 2016, 2017 and 2018, over 89.0% of our borrowers were referred from Hexin Group. Borrowers referred by Hexin Group enter into separate agreements with each of Hexin E-Commerce and Hexin Information or Hexin Financial Information and pay consultation fees separately. Hexin E-Commerce does not pay fees to Hexin Information or Hexin Financial Information with respect to such referrals.

Agreement with Hexin Group

In the future, we will focus on unsecured credit loans and expect Hexin Group to leverage all of its physical branches to provide referrals of borrowers of unsecured credit loans. We have entered into a framework cooperation agreement with Hexin Information and Hexin Financial Information with respect to borrower referral and service arrangements. Pursuant to this agreement, we will continue the referral cooperation under the existing business model, and no direct fees will incur between Hexin Group and us.

Under the cooperation agreement, Hexin Group shall direct offline borrowers to us for the facilitation of loan products on our online marketplace and should obtain our consent before Hexin Group pursues any business opportunity by offering loan services to any offline borrower.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Hexin Yongheng, our PRC subsidiary, Hexin E-Commerce and Wusu Company, our variable interest entities, and the shareholders of Hexin E-Commerce and Wusu Company. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” We operate our online microlending business through contractual arrangements among Hexin Yongheng, our PRC subsidiary, Wusu Company, our variable interest entity, and the shareholders of Wusu Company. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Confidentiality Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, the Company may become involved in litigation and other legal actions. The Company estimates the range of liability related to any pending litigation where the amount and range of loss can be estimated. The Company records its best estimate of a loss when the loss is considered probable. Where a liability is probable and there is a range of estimated loss with no best estimate in the range, the Company records a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. As of the date of this annual report on Form 20-F and to our knowledge, we are not party to any material legal or administrative proceedings.

Dividend Policy

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from fiscal year 2018. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

If we pay any dividends, we will pay such dividends on the shares represented by ADSs to the depositary, and the depositary will pay such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing one ordinary share, have been listed on the NASDAQ since November 3, 2017. Our ADSs trade under the symbol “HX.” The following table provides the high and low trading prices for our ADSs on the NASDAQ since the date of our initial public offering.

The last reported trading price for our ADSs on March 31, 2018 was US$11.31 per ADS.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year 2018 (since November 3, 2017)	17.00	10.20
Quarterly Highs and Lows
Third Quarter of Fiscal Year 2018 (since November 3, 2017)	17.00	10.80
Fourth Quarter of Fiscal Year 2018	12.53	10.20

Monthly Highs and Lows
February 2018	11.74	10.20
March 2018	12.35	10.38
April 2018	12.09	10.66
May 2018	13.52	10.92
June 2018	12.34	8.06
July (through July 25, 2018)	10.04	8.55

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

See “Item 9. The Offer and Listing—A. Offering and Listing Details.”

D.                                    Selling Shareholders

Not applicable.

E.                                  Dilution

Not applicable.

F.                                   Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                  Share Capital

Not applicable.

B.                                  Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Law of the Cayman Islands, which is referred to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 3.2 to our Form F-1 (File No. 333-220720), as amended, filed with the SEC on October 25, 2017.

Registered Office and Objects

Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104. As set forth in article 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board of Directors” and “Item 6. Directors, Senior Management and Employees—C. Board Practices—Terms of Directors and Officers.”

Ordinary Shares

General     Our authorized share capital is US$50,000 consisting of 500,000,000 ordinary shares with par value of US$0.0001 each All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer shares.

Dividends    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights    Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the paid up voting share capital.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for important matters such as a change of name or any amendment to our memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association.

Appointment and Removal of Directors     Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.  Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders and Shareholder Proposals    As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or the chairman of the board. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of one or more shareholders present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who hold in aggregate not less than one-third of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association allow any two or more of our shareholders holding in the aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of the shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Shares    Subject to the restrictions of our amended and restated memorandum and articles of association set out below, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or ordinary form or any other form approved by our board of directors.

Our board of directors may, in its sole discretion, decline to register any transfer of any ordinary share which is not fully paid up. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is properly stamped, if required; (c) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; (d) the share to be transferred is free of any lien in favor of us; (e) a fee of such maximum sum as NASDAQ may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof; and (f) the instrument of transfer is in respect of only one class of shares.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required of NASDAQ, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board of directors may determine.

Liquidation    On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed among our shareholders on a pro rata basis in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

The liquidator may, with the sanction of a special resolution of our shareholders, divide amongst the shareholders in species or in kind the whole or any part of the assets of our company and may for that purpose value any assets and determine how the division shall be carried out as between our shareholders or different classes of shareholders.

We are an exempted company with limited liability incorporated under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares    We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares    If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of two-thirds in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, at the discretion of our board of directors, we intend to provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital    Our shareholders may from time to time by ordinary resolution:

•                                          increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•                                          consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•                                          sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•                                          cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Our shareholders may, by special resolution and subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital and any capital redemption reserve in any manner authorized by law.

Issuance of Additional Shares    Our amended and restated memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent there are available authorized but unissued shares.

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

•                                          designation of the series;

•                                          the number of shares of the series;

•                                          the dividend rights, conversion rights and voting rights; and

•                                          the rights and terms of redemption and liquidation preferences.

The issuance of convertible redeemable preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions    Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                                          authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•                                          limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C.                                       Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange —Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4.B. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulation on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, PRC and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the EIT Law, which became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. In 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be considered a PRC resident enterprise by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

We believe that we do not meet all of the criteria described above. We believe that neither we nor our subsidiaries outside of China are PRC resident enterprises, because neither we nor they are controlled by a PRC enterprise or PRC enterprise group, and because our records and their records (including the resolutions of the respective boards of directors and the resolutions of shareholders) are maintained outside the PRC. However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” when applied to our offshore entities, we may be considered as a PRC resident enterprise and therefore may be subject to PRC enterprise income tax at 25% on our worldwide income. In addition, if the PRC tax authorities determine that we are a PRC resident enterprise for PRC enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources.

If we are considered a “non-resident enterprise” by the PRC tax authorities, the dividends we receive from our PRC subsidiaries will be subject to a 10% withholding tax. The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Under the Arrangement Between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, the dividend withholding tax rate may be reduced to 5%, if a Hong Kong resident enterprise that receives a dividend is considered a non-PRC tax resident enterprise and holds at least 25% of the equity interests in the PRC enterprise distributing the dividends, subject to approval of the PRC local tax authority. However, if the Hong Kong resident enterprise is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividends may remain subject to withholding tax at a rate of 10%. Accordingly, Hexindai HK may be able to enjoy the 5% withholding tax rate for the dividends it receives from its PRC subsidiaries if it satisfies the relevant conditions under tax rules and regulations, and obtains the approvals as required.

The SAT issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the nonresident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued the SAT Announcement 7. SAT Announcement 7 supersedes the rules with respect to the indirect transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Announcement 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Announcement 7 extends its tax jurisdiction to not only indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Announcement 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Announcement 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a “reasonable commercial purpose” and was established for the purpose of reducing, avoiding or deferring PRC tax. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose. If an overseas holding company lacks a reasonable commercial purpose, gains derived from an indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

Accordingly, if we sell all or a part of our company and if the PRC tax authorities determine that we are a holding company that lacks a “reasonable commercial purpose”, such sale may be considered an indirect transfer under Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37 and subject non-PRC holders of our ordinary shares and ADSs to a PRC enterprise income tax, currently at a rate of 10%, on any gains derived by non-PRC holders on such sale. Additionally, a purchaser of all or a part of our company may determine that, under Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37, it is required to withhold the potentially applicable PRC tax rate of 10% from any consideration paid to non-PRC holders of our ordinary shares and ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); U.S. expatriates; holders who own (directly, indirectly, or constructively) 10% or more of our stock (by voite or value); investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an “applicable financial statement” (as defined in section 451 of the Code); investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

In addition, this discussion does not address tax considerations relevant to U.S. Holders under any non-U.S., state or local tax laws, the Medicare tax on net investment income, U.S. federal estate or gift tax, or the alternative minimum tax. Each U.S. Holder is urged to consult its tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations of an investment in ADSs or ordinary shares.

The discussion below of U.S. federal income tax consequences applies to you if you are a “U.S. Holder.” You are a U.S. Holder if you are a beneficial owner of our ADSs or ordinary shares and you are: (i) an individual who is a citizen or resident of the United States for U.S. federal income tax purposes; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created in, or organized under the law of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If you are a partner in a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that holds our ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership. Partners in a partnership holding our ADSs or ordinary shares should consult their tax advisors regarding the tax consequences of an investment in the ADSs or ordinary shares.

Except as described in “—PFIC Rules” below, this discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, for any taxable year.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in your gross income as dividend income on the day actually or constructively received by you, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution paid will generally be treated as a dividend for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations under the Code.

A non-corporate recipient will be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock (or ADSs representing such stock) is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are readily tradable on the NASDAQ Global Market, and as such, we believe that dividends paid on the ADSs constitute qualified dividend income. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Our ordinary shares are not traded on an established securities market in the United States. Accordingly, we do not believe that dividends paid on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares, as described under “Taxation—People’s Republic of China Taxation.” If we are deemed to be a PRC tax resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

For U.S. foreign tax credit purposes, dividends generally will be treated as income from foreign sources and generally will constitute passive category income. Depending on your particular circumstances, you may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. If you do not elect to claim a foreign tax credit for foreign tax withheld, you may instead claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which you elect to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under “Taxation—People’s Republic of China Taxation.” If we are treated as a PRC resident enterprise and PRC tax were imposed on any gain from your disposition of the ADSs or ordinary shares, you would be able to elect to treat the gain as PRC source income for foreign tax credit purposes if you are eligible for the benefits of the Treaty. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

PFIC Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s goodwill associated with active business activity is taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2018 and we do not anticipate becoming a PFIC for our taxable year ending March 31, 2019. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2019 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•                                          the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•                                          amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and

•                                          amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs (described above in “—Dividends”) would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the NASDAQ Global Market, which is a qualified exchange for these purposes. If the ADSs are regularly traded, and the ADSs qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, you may continue to be subject to the PFIC rules with respect to your indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. We do not currently intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must file an annual report with the IRS, subject to certain exceptions based on the value of the ADSs or ordinary shares held. A failure to file a required annual report will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to your investment in the ADSs or ordinary shares). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information with Respect to Specified Foreign Financial Assets

You may be required to submit to the IRS certain information with respect to your beneficial ownership of our ADSs or ordinary shares, if such ADSs or ordinary shares are not held on your behalf by certain financial institutions. Penalties also may be imposed if you are required to submit such information to the IRS and fail to do so.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9 or an acceptable substitute form.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. You are urged to consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

F.                                  Dividends and Paying Agents

Not applicable.

G.                                   Statements by Experts

Not applicable.

H.                                   Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended, to register our ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-220966) to register the ADSs.

We are subject to periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Under the Exchange Act, we are required to file reports and other information with the SEC, including filing annually a Form 20-F within four months after the end of each fiscal year, which is March 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange translation loss of US$0.5 million, US$1.1 million in the fiscal years ended March 31, 2016 and 2017, respectively, and a foreign exchange translation gain of US$5.9 million in the fiscal year ended March 31, 2018. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently our exposure to foreign exchange risk primarily relates to our cash denominated in U.S. dollars as a result of the proceeds from our initial public offering.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In 2015 and 2016, the value of the RMB depreciated against the U.S. dollar. The RMB appreciated by 6.71% against the U.S. dollar in 2017 but has depreciated against the U.S. dollar since April 2018. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.”

Interest Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. Our future interest income may fall short of expectations due to changes in market interest rates.

The fluctuation of interest rates may also affect the demand for our marketplace lending business. For example, a decrease in the interest rate may cause potential borrowers to seek loans from other channels and higher returns offered by comparable or substitute products may damper investor desire to invest in our marketplace. However, we do not expect that the fluctuation of interest rates will have a material impact on our financial condition.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                   Warrants and Rights

Not applicable.

C.                                   Other Securities

Not applicable.

D.                                   American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

As an ADS holder, you will be required to pay the following service fees to the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

(1)         Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.

Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued

(2) Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Shares(s) ratio, or for any other reason.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.

(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

(6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as the following:

•                                          Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•                                          Expenses incurred for converting foreign currency into U.S. dollars.

•                                          Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.

•                                          Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•                                          Fees and expenses incurred in connection with the delivery of ordinary shares on deposit or the servicing of ordinary shares, deposited securities and/or ADSs.

•                                          Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

ADS fees and charges payable upon (i) deposit of the ordinary shares against issuance of ADSs and (ii) surrender of ADSs for cancellation and withdrawal of the ordinary shares are charged to the person to whom the ADSs are delivered (in the case of ADS issuances) and to the person who delivers the ADSs for cancellation (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC or presented to the depositary bank via DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC and may be charged to the DTC participant(s) receiving the ADSs or the DTC participant(s) surrendering the ADSs for cancellation, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account(s) of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participant(s) as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges, and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC and may be charged to the DTC participants, in accordance with the procedures and practices prescribed by DTC, and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

Citibank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1, as amended (File Number: 333-220720) in relation to our initial public offering of 5,036,950 ADSs representing 5,036,950 ordinary shares, at an initial offering price of US$10.00 per ADS. Our initial public offering closed on November 3, 2017. Network 1 Financial Securities, Inc. was the the representative of the underwriters for our initial public offering.

As a result of our initial public offering, we raised an aggregate of approximately US$43.3 million in net proceeds, after deducting related costs and expenses. For the period from October 24, 2017, the date that the F-1 Registration Statement was declared effective by the SEC, to the date of this annual report on Form 20-F, we did not use any of the net proceeds from our initial public offering.

We intend to use the proceeds from our initial public offering, as disclosed in our registration statement on Form F-1, as amended, for (i) upgrading our operating structure and building a stronger business framework, which includes upgrading our risk control and management mechanism, privacy protection methods, and anti-fraud and billing systems, (ii) brand building by implementing a multi-faceted marketing strategy to promote our brand through traditional media, search engine, online advertising and social media coverage, and (iii) general corporate purposes, including working capital, operating expenses and capital expenditures.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act, is recorded, processed, summarized and reported within the specified time periods in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute assurance of achieving the desired control objectives.

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of March 31, 2018. Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of March 31, 2018, our disclosure controls and procedures are not effective at the reasonable assurance level due to the material weaknesses described below.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act.

This annual report does not include a report of management’s assessment of the effectiveness of the internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting:

Material weaknesses identified in connection with the audits for the fiscal years ended March 31, 2015, 2016 and 2017

•      Lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements;

•      Lack of sufficient documented financial closing policies and procedures; and

•      Lack of independent directors and an audit committee.

Material weakness identified in connection with the audit for the fiscal year ended March 31, 2018

•      Lack of a comprehensive risk control process in microlending business.

To address the material weaknesses identified during the audits of the fiscal years ended March 31, 2015, 2016 and 2017, we have implemented several measures during the fiscal year March 31, 2018, including (i) we have hired more accounting personnel, including a reporting manager with relevant U.S. GAAP and SEC reporting experience, to strengthen the financial reporting function and to set up a financial and system control framework. Currently, we have a financial reporting director and a financial reporting manager; (ii) we have set up an internal audit department, headed by an internal audit manager with a number of years of experience; the internal audit team is in the process of setting up a financial and system control; and (iii) we have appointed three independent directors and established an audit committee. As of March 31, 2018, we determined that these material weaknesses have not been remediated, and we will continue to implement measures to remediate these material weaknesses.

To address the material weakness identified during the audit for the fiscal year March 31, 2018 audit, we are in the process of designing and implementing a risk control system for our microlending business including but not limited to more robust credit check of the borrowers, more substantive contract terms, and continued monitoring of the credit status of the borrowers, to ensure the normal operations of the business process.

We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate these material weaknesses. We expect that we will incur significant costs in the implementation of such measures. However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud.”

Notwithstanding there are material weaknesses identified as described above, we believe that our consolidated financial statements contained in this annual report on Form 20-F fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three members and is chaired by Mr. David Wei Tang. Each of Mr. Stephen Markscheid, Mr. Dagang Guo and Mr. David Wei Tang satisfies the “independence” requirements of the listing rules of NASDAQ and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Stephen Markscheid and Mr. David Wei Tang qualifies as an “audit committee financial expert.”

ITEM 16.B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in November 2017. We have posted a copy of our code of business conduct and ethics on our website at ir.hexindai.com.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our independent registered public accounting firm for the fiscal years ended March 31, 2016, 2017 and 2018. We did not pay any other fees to our auditors during the periods indicated below.

	Year Ended March 31,
	2016	2017	2018
Audit fees(1)	50,000	238,400	373,480
Tax fees(2)	—	—	—

(1)         “Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)         “Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Marcum Bernstein & Pinchuk LLP , including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NASDAQ corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Hexindai Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3

Form of Deposit Agreement among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220966), filed with the Securities and Exchange Commission on October 16, 2017)

4.1

Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2

Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3

Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4

English translation of the Cooperation Agreement among Hexin E-Commerce, Hexin Information and Hexin Financial Information dated March 17, 2017 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.5

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.6

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.7

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.8

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.9

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.10

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.11

English translation of the Loan Agreement between Hexin Yongheng and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.12

English translation of the Loan Agreement between Hexin Yongheng and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.13

English translation of the Loan Agreement between Hexin Yongheng and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.14

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.15

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.16

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.17

English translation of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Hexin E-Commerce, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.18

Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.19

Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.20*	English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Shiwei Wu, dated January 1, 2018

4.21*	English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Hexin E-Commerce, dated January 1, 2018

4.22*	English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Ming Jia, dated January 1, 2018

4.23*	English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Shiwei Wu, dated January 1, 2018

4.24*	English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Hexin E-Commerce, dated January 1, 2018

4.25*	English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Ming Jia, dated January 1, 2018

4.26*	English version of the Loan Agreement between Hexin Yongheng and Shiwei Wu, dated January 1, 2018

4.27*	English version of the Loan Agreement between Hexin Yongheng and Hexin E-Commerce, dated January 1, 2018

4.28*	English version of the Loan Agreement between Hexin Yongheng and Ming Jia, dated January 1, 2018

4.29*	English version of the Power of Attorney granted to Hexin Yongheng by Shiwei Wu, dated January 1, 2018

4.30*	English version of the Power of Attorney granted to Hexin Yongheng by Hexin E-Commerce, dated January 1, 2018

4.31*	English version of the Power of Attorney granted to Hexin Yongheng by Ming Jia, dated January 1, 2018

4.32*	English version of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Wusu Company, dated January 1, 2018

4.33*	English translation of 2018 Insurance Agreement, dated February 1, 2018

4.34*	English translation of the Memorandum on the 2018 Insurance Agreement, dated February 1, 2018

4.35*	English translation of Insurance Service Fee Framework Agreement, dated February 1, 2018

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm

15.3*	Consent of Oliver Wyman

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*  Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hexindai Inc.

By:	/s/ Xinming Zhou
	Name:	Xinming Zhou
	Title:	Director and Chief Executive Officer

Date:  July 27, 2018

HEXINDAI INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hexindai Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hexindai Inc. (the “Company”) as of March 31, 2018 and 2017, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended March 31, 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor since 2016.

New York, New York

July 27, 2018

HEXINDAI INC.

CONSOLIDATED BALANCE SHEETS

	March 31 2018	March 31 2017
ASSETS
Cash and cash equivalents	$132,622,467	$19,232,275
Prepayments and other current assets	1,248,562	4,139,354
Amounts due from related parties	—	4,182,502
Loans receivable	28,696,234	—
Interest receivable	555,502	—
Property, equipment and software, net	767,087	427,938
Deferred tax assets	—	400,062

TOTAL ASSETS	$163,889,852	$28,382,131

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued expenses and other current liabilities	$3,786,955	$789,129
Taxes payable	20,059,828	4,088,646

TOTAL LIABILITIES	23,846,783	4,877,775

COMMITMENTS AND CONTINGENCIES (Note 14)
SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized, 47,958,550 and 42,921,600 shares issued and outstanding as of March 31, 2018 and 2017, respectively*.	$4,796	$4,292
Additional paid-in capital	58,417,971	13,285,717
Retained earnings	77,241,073	11,759,100
Accumulated other comprehensive income (loss)	4,379,229	(1,544,753)

TOTAL SHAREHOLDERS’ EQUITY	140,043,069	23,504,356

TOTAL LIABILITIES AND SHAREHOLDRS’ EQUITY	$163,889,852	$28,382,131

* The shares are presented on a retroactive basis to reflect the nominal share issuance. See Note 15.

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended March 31,
	2018	2017	2016
NET REVENUE
Loan facilitation, post-origination and other service, net	$108,148,255	$23,092,405	$11,917,870
Business and sales related taxes	(890,414)	(171,862)	(23,644)

NET REVENUE	107,257,841	22,920,543	11,894,226

OPERATING EXPENSES
Sales and marketing	15,241,637	5,212,127	3,840,143
Service and development	8,495,768	5,149,265	2,358,867
General and administrative	5,816,130	2,645,605	1,554,833
Share-based compensation	1,828,868	—	—
Total operating expenses	31,382,403	13,006,997	7,753,843

INCOME FROM OPERATIONS	75,875,438	9,913,546	4,140,383

OTHER INCOME (EXPENSE)
Other income	683,393	198,624	37,751
Other expense	(22,516)	(19,095)	(11,481)

Total other income, net	660,877	179,529	26,270

INCOME BEFORE INCOME TAXES	76,536,315	10,093,075	4,166,653
PROVISION FOR INCOME TAXES	11,025,690	1,522,211	628,246

NET INCOME	65,510,625	8,570,864	3,538,407
Less: net income attributable to non-controlling interest	28,652	—	—
NET INCOME ATTRIBUTABLE TO HEXINDAI’S SHAREHOLDERS	65,481,973	8,570,864	3,538,407
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	6,028,143	(1,080,036)	(482,083)

COMPREHENSIVE INCOME	$71,538,768	$7,490,828	$3,056,324

Less: comprehensive income attributable to non-controlling interest	132,814	—	—
COMPREHENSIVE INCOME ATTRIBUTABLE TO HEXINDAI’S SHARESHOLDERS	$71,405,954	$7,490,828	$3,056,324

Earnings per common share*-basic	$1.46	$0.20	$0.08
Earnings per common share*-diluted	$1.37	$0.20	$0.08

Weighted average number of shares outstanding*-basic	44,977,780	42,331,200	42,080,000
Weighted average number of shares outstanding*-diluted	47,656,263	42,331,200	42,080,000

* The shares and per share data are presented on a retroactive basis to reflect the nominal share issuance. See Note 15.

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI  INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

					Accumulated
			Additional		Other
	Ordinary shares		paid	Retained	Comprehensive
	Shares*	Amount	in capital	Earnings	Income	Non-controlling interest	Total
April 1, 2015	42,080,000	$4,208	$3,683,182	$(350,171)	$17,366	$—	$3,354,585
Shareholder’s contribution	—	—	7,601,048	—	—	—	7,601,048
Net income for the year	—	—	—	3,538,407	—	—	3,538,407
Foreign currency translation adjustment	—	—	—	—	(482,083)	—	(482,083)

March 31, 2016	42,080,000	$4,208	$11,284,230	$3,188,236	$(464,717)	$—	$14,011,957
Proceeds from private placement offering	841,600	84	2,000,000	—	—	—	2,000,084
Shareholder’s contribution	—	—	1,487	—	—	—	1,487
Net income for the year	—	—	—	8,570,864	—	—	8,570,864
Foreign currency translation adjustment	—	—	—	—	(1,080,036)	—	(1,080,036)

March 31, 2017	42,921,600	$4,292	$13,285,717	$11,759,100	$(1,544,753)	$—	$23,504,356
Proceeds from initial public offering (“IPO”), net of offering costs of US$7,095,798	5,036,950	504	43,273,198	—	—	—	43,273,702
Share-based compensation	—	—	1,828,868	—	—	—	1,828,868
Capital contribution from non-controlling interest (“NCI”)	—	—	—	—	—	4,507,205	4,507,205
Net income for the year	—	—	—	65,481,973	—	28,652	65,510,625
Foreign currency translation adjustment	—	—	—	—	5,923,982	104,161	6,028,143
Purchase of shares from NCI	—	—	30,188	—	—	(4,640,018)	(4,609,830)

March 31, 2018	47,958,550	$4,796	$58,417,971	$77,241,073	$4,379,229	$—	$140,043,069

*The shares are presented on a retroactive basis to reflect the nominal share issuance. See Note 15.

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$65,510,625	$8,570,864	$3,538,407
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	174,384	92,224	61,392
Deferred tax	415,623	135,641	(366,498)
Share-based compensation	1,828,868	—	—
Accrued interest on loans receivable	(525,914)	—	—
Changes in operating assets and liabilities:
Prepayments and other current assets	3,111,369	(2,456,342)	(972,276)
Accrued expenses and other current liabilities	2,464,363	(2,562,903)	1,177,828
Taxes payable	14,743,689	2,170,343	1,534,277
Liabilities from risk reserve fund guarantee	—	2,287,537	1,872,509
Amounts due to related party	—	(47,620)	179,803

NET CASH PROVIDED BY OPERATING ACTIVITIES	87,723,007	8,189,744	7,025,442

CASH FLOWS FROM INVESTING ACTIVITIES:
Originated loans disbursement to third parties	(34,714,361)	—	—
Loans collection from third parties	7,546,600	—	—
Acquisitions of property, equipment and software	(456,030)	(287,765)	(120,461)

NET CASH USED IN INVESTING ACTIVITIES	(27,623,791)	(287,765)	(120,461)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds from IPO	43,273,702	—	—
Capital contributions by shareholders	—	1,487	7,601,048
Capital contributions by NCI	4,507,205	—	—
Purchase of shares from NCI	(4,609,830)	—	—
Proceeds from private placement offering	—	2,000,000	—
Amounts due from related parties	—	(5,945,298)	(10,009,630)
Repayments from related parties	4,345,181	8,232,457	2,651,848

NET CASH PROVIDED BY FINANCING ACTIVITIES	47,516,258	4,288,646	243,266

EFFECT OF EXCHANGE RATE CHANGE ON CASH	5,774,718	(777,286)	(283,992)

NET INCREASE IN CASH	113,390,192	11,413,339	6,864,255
CASH — beginning of year	19,232,275	7,818,936	954,681

CASH — end of year	$132,622,467	$19,232,275	$7,818,936

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$1,016,958	$300,601	$—
Cash paid for interest	$—	$—	$—

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Risk reserve liability balance paid to third party insurance company by Hexin Group on behalf of the Company	$—	$4,893,590	$—

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—BUSINESS DESCRIPTION

Organization and description of business

Hexindai Inc. (“Hexindai” or the “Company”), through its subsidiaries and variable interest entity (“VIE”), is an online marketplace connecting borrowers and investors in the People’s Republic of China (“PRC” or “China”).  Hexindai is a limited company established under the laws of the Cayman Islands on April 26, 2016. Mr. Xiaobo An, the Chairman of the Board of the Company, is the ultimate controlling shareholder (“the Controlling Shareholder”) of the Company. Starting August 2017, the Company also engaged in microlending business through one of its VIEs, Wusu Hexin Internet Small Loan Co., Ltd (“Wusu Company”).

As of March 31, 2018, the Company’s principal subsidiaries and consolidated VIEs are as follows:

	Date of incorporation	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
Hexindai Hong Kong Limited (“HK Hexindai”)	May 17, 2016	Hong Kong	100%	Investment holding
Beijing Hexin Yongheng Technology Development Co., Ltd (“WOFE”)	August 8, 2016	PRC	100%	Consultancy and information technology (“IT”) support

VIE

Hexin E-Commerce Co., Ltd (“Hexin E-Commerce”)	March 7, 2014	PRC	Consolidated VIE	An online marketplace connecting borrowers and investors
Wusu Hexin Internet Small Loan Co., Ltd (“Wusu Company”)*	August 28, 2017	PRC	Consolidated VIE	Online microlending business

Hexin E-Commerce’s subsidiaries
Xizang Qinghe E-Commerce Co., Ltd (“Xizang Qinhe”)	April 14, 2017	PRC	Consolidated VIE	Consultancy and IT support
Tianjin Qinghe E-Commerce Co., Ltd (“Tianjin Qinhe”)	July 14, 2017	PRC	Consolidated VIE	Consultancy and IT support

Tianjin Bozhishuntai Technology Co., Ltd (“Tianjin Bozhishuntai”)	October 27, 2017	PRC	Consolidated VIE	Consultancy and IT support
Horgos Qinhe Electronic Technology Co., Ltd (“Horgos Qinhe”)	November 29, 2017	PRC	Consolidated VIE	Consultancy and IT support
Horgos Bozhishuntai Venture Capital Co., Ltd. (“Horgos Bozhishuntai”)	November 28, 2017	PRC	Consolidated VIE	Investment Consultancy

* Hexin E-commerce contributed RMB 70.0 million (US$11.2 million) to Wusu Company with its own funds.

Reorganization

In anticipation of an initial public offering (“IPO”) of its equity securities, the Company undertook a reorganization and became the ultimate holding company of HK Hexindai and WOFE, which were all controlled by the same shareholders before and after the Reorganization.

Effective on November 1, 2016, shareholders of Hexin E-Commerce and WOFE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiaries HK Hexindai and WOFE, has been determined to be the primary beneficiary of Hexin E-Commerce and the Company treats Hexin E-Commerce as a VIE. Accordingly, the Company consolidates Hexin E-Commerce’s operations, assets and liabilities.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

The VIE arrangements regarding Hexin E-commerce

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors), is subject to restrictions under current PRC laws and regulations. The Company is a Cayman Islands company and WOFE (its PRC subsidiary) is considered foreign invested enterprise. To comply with these regulations, the Company conducts the majority of its activities in PRC through its VIE, Hexin E-Commerce.

Hexin E-Commerce holds the requisite licenses and permits necessary to conduct the Company’s online marketplace connecting borrowers and investors business. WOFE has entered into the following contractual arrangements with shareholders of Hexin E-Commerce, that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of Hexin E-Commerce, and (2) receive the economic benefits of Hexin E-Commerce that could be significant to Hexin E-Commerce. The Company is fully and exclusively responsible for the management of Hexin E-Commerce, assumes all of risk of losses of Hexin E-Commerce and has the exclusive right to exercise all voting rights of Hexin E-Commerce’s shareholder. Therefore, in accordance with ASC 810 “Consolidation”, the Company is considered the primary beneficiary of Hexin E-Commerce and has consolidated Hexin E-Commerce’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Exclusive Business Cooperation Agreement.

On November 1, 2016, WOFE entered into an Exclusive Business Cooperation Agreement with Hexin E-Commerce to enable WOFE to receive substantially all of the assets and business of Hexin E-Commerce in China. Under this Agreement, WOFE has the exclusive right to provide Hexin E-Commerce with comprehensive technical support, consulting services and other services during the term of this Agreement, including but not limited to software licensing; development, maintenance and update of software, network system, hardware and database; technical support and training for employees; consultancy on technology and market information; business management consultation; marketing and promotion services, etc. WOFE has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services, the actual labor costs it incurs for providing the services and some other factors during the relevant period. This Agreement became effective on November 1, 2016 and will remain effective unless otherwise terminated in writing by WOFE.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

Equity Pledge Agreements

Pursuant to the three Equity Pledge Agreements dated November 1, 2016 among Hexin E-Commerce, each of the Shareholders of Hexin E-Commerce and WOFE, each Shareholder of Hexin E-Commerce agreed to pledge his equity interest in Hexin E-Commerce to WOFE to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreement and any such agreements to be entered into in the future. Shareholders of Hexin E-Commerce agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in Hexin E-Commerce without the prior written consent of WOFE. The Pledge became effective on such date when the pledge of the Equity Interest contemplated herein is registered with relevant administration for industry and commerce (the “AIC”) and will remain effective until all contract obligations have been fully performed and all secured indebtedness have been fully paid.

Exclusive Option Agreements

Pursuant to the three Exclusive Option Agreements entered into on November 1, 2016 among WOFE, Hexin E-Commerce and each of the Shareholders of Hexin E-Commerce, each of the Shareholders of Hexin E-Commerce irrevocably grant WOFE an irrevocable and exclusive right to purchase, or designate one or more persons (including individuals, corporations, partnerships, partners, enterprises, trusts or non-corporate organizations) to purchase the equity interests in Hexin E-Commerce then held by such Shareholder of Hexin E-Commerce once or at multiple times at any time in part or in whole at WOFE’s sole and absolute discretion to the extent permitted by Chinese laws at the price of RMB 1 or at the price of the minimum amount of consideration permitted by applicable PRC law at the time when such purchase occurs. These three Agreements became effective on November 1, 2016 and will remain effective until all equity interests held by the shareholders of Hexin E-Commerce in Hexin E-Commerce have been transferred or assigned to WOFE and/or its designees.

Loan Agreements

Pursuant to the three Loan Agreements dated November 1, 2016 between each of the Shareholders of Hexin E-Commerce and WOFE, WOFE agreed to lend each of the Shareholders of Hexin E-Commerce a loan only to subscribe registered capital of Hexin E-Commerce. The repayment of the loan shall be made by permitting WOFE to execute its exclusive right to purchase shares from the shareholders of Hexin E-Commerce under the Exclusive Option Agreement as the repayment is equivalent with the consideration of the purchased shares. The term of these loans is 10 years from November 1, 2016, which may be extended upon mutual written consent of both parties.

Power of Attorney

On November 1, 2016, each Shareholder of Hexin E-Commerce, executed Power of Attorney agreement with WOFE and Hexin E-Commerce, whereby Shareholders of Hexin E-Commerce irrevocably appoint and constitute WOFE as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that Shareholders of Hexin E-Commerce have in respect of their equity interests in Hexin E-Commerce. These three Power of Attorney documents became effective on November 1, 2016 and will remain irrevocable and continuously effective and valid as long as the original shareholders of Hexin E-Commerce remains as the Shareholders of Hexin E-Commerce.

The VIE arrangements regarding Wusu Company

On August 28, 2017, Wusu Company was incorporated by three shareholders —Hexin E-commerce, Mr. Wu and Mr. Jia. Each had 70%, 5% and 25% ownership, respectively, in which Mr. Wu and Mr. Jia together as non-controlling interest shareholders . Effective on January 1, 2018, shareholders of Wusu Company and WOFE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiary WOFE, has been determined to be the primary beneficiary of Wusu Company and the Company treats Wusu Company as a VIE. Accordingly, the Company consolidates Wusu Company’s operation, assets and liabilities. As of March 31, 2018, Wusu Company is majority (70%) owned by Hexin E-commerce and is accounted for as a VIE by WOFE.

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct these activities through Wusu Company, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to: (1) have power to direct the activities that most significantly affects the economic performance of Wusu Company, (2) receive the economic benefits of Wusu Company that could be significant to Wusu Company, and (3) be fully and exclusively responsible for the management of Wusu Company, assume all of risk of losses of Wusu Company and allow the Company to exercise the voting right of Wusu Company ‘s shareholders. Therefore, in accordance with ASC 810 “Consolidation”, the Company is considered the primary beneficiary of Wusu Company and has consolidated Wusu Company’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

Exclusive Business Cooperation Agreement.

Under the exclusive business cooperation agreement between WOFE and Wusu Company, WOFE has the exclusive right to provide Wusu Company with technical support, consulting services and other services. Without WOFE’s prior written consent, Wusu Company agrees not to accept the same or any similar services provided by any third party. WOFE may designate other parties to provide services to Wusu Company. Wusu Company agrees to pay service fees on a monthly basis and at an amount determined by WOFE after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. WOFE owns the intellectual property rights arising out of the performance of this agreement. In addition, Wusu Company has granted WOFE an irrevocable and exclusive option to purchase any or all of the assets and businesses of Wusu Company at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by WOFE unilaterally, this agreement will remain effective permanently.

Equity Interest Pledge Agreements.

Pursuant to the equity interest pledge agreements, each shareholder of Wusu Company has pledged all of its equity interest in Wusu Company to guarantee the shareholder’s and Wusu Company’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Wusu Company or any of its shareholders breaches their contractual obligations under these agreements, WOFE, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Wusu Company in accordance with the PRC law. Each of the shareholders of Wusu Company agrees that, during the term of the equity interest pledge agreements, he will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of WOFE. The equity interest pledge agreements remain effective until Wusu Company and its shareholders discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Exclusive Option Agreements.

Pursuant to the exclusive option agreements, each shareholder of Wusu Company has irrevocably granted WOFE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Wusu Company. The purchase price is RMB10 or the minimum price required by PRC law. If WOFE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Wusu Company and each of its shareholders have agreed to appoint any persons designated by WOFE to act as Wusu Company’s directors. Without WOFE’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$15,942) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Wusu Company have agreed that, without WOFE’s prior written consent, they will not dispose of their equity interests in Wusu Company or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Wusu Company held by its shareholders have been transferred or assigned to WOFE or its designated person(s).

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

Loan Agreements

Pursuant to the three loan agreements between WOFE and the shareholders of Wusu Company on January 1, 2018, WOFE agreed to lend an aggregate amount of RMB100.0 million (US$15.1 million) to the shareholders of Wusu Company solely for the capitalization of Wusu Company, including RMB 70.0 million (US$10.6 million) to Hexin E-commerce and RMB 30.0 million (US$4.5 million) to the non-controlling interest shareholders. As of March 31, 2018, only the two loans totaling RMB30.0 million (US$4.5 million) to the non-controlling interest shareholders were funded. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of WOFE. At the option of WOFE, shareholders shall repay the loans by the transfer of all their equity interest in Wusu Company to WOFE or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Wusu Company. In the event that shareholders sell their equity interests to WOFE or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to WOFE as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Wusu Company and WOFE elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Powers of Attorney.

Pursuant to the powers of attorney, each shareholder of Wusu Company has irrevocably appointed WOFE to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Wusu Company requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Wusu Company, and appointing directors and executive officers. WOFE is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, WOFE shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Wusu Company. Each shareholder has waived all the rights which have been authorized to WOFE and will not exercise such rights.

Spousal Consent Letter.

The spouse of Mr. Ming Jia signed a spousal consent letter on January 1, 2018. Mr. Ming Jia holds 25.0% equity interest in Wusu Company. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed to Mr. Ming Jia’s execution of the equity interest pledge agreement, the exclusive option agreement, the power of attorney and the loan agreement. The signing spouse undertook not to make any assertions upon those shares. The signing spouse further confirmed that her authorization and consent are not needed for any amendment or termination of the abovementioned agreements and undertook to execute and take all necessary measures to ensure the appropriate performance of those agreements.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

•revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

•discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

•limit the Group’s business expansion in China by way of entering into contractual arrangements;

•impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

•require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

•restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Group’s business and operations in China.

The Company’s ability to conduct its online Peer to Peer (“P2P”) Marketplace business and microlending business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIEs.

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIEs may encounter in its capacity as beneficial owners and directors of VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIE, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

Total assets and liabilities presented on the Company’s consolidated balance sheets and revenue, expense, net income presented on Consolidated Statement of Comprehensive Income as well as the cash flow from operating, investing and financing activities presented on the Consolidated Statement of Cash Flows are substantially the financial position, operation and cash flow of the Company’s VIEs, Hexin E-Commerce and Wusu Company, and their subsidiaries (collectively “VIEs”). The Company has not provided any financial support to VIEs for the years ended March 31, 2018 and 2017. The assets and liabilities of the consolidated VIEs as of March 31, 2018 and 2017 are listed below:

	March 31, 2018	March 31, 2017
Total assets	$163,889,852	$28,382,131

Total liabilities	$23,846,783	$4,877,775

Initial Public Offering

In November 2017, the Company completed an initial public offering (“IPO”) with new issuance of 5,036,950 American depositary shares (“ADS”) at US$10.00 per ADS for total offering size of approximately US$50.4 million before deducting commissions and expenses. The net proceeds from the IPO was approximately US$43.3 million, net of offering costs of $7.1 million. Each ADS represents one ordinary share of the Company. The ADSs began trading on the NASDAQ Global Market on November 3, 2017 under the ticker symbol “HX”.

Deferred offering costs

Deferred offering costs consist principally of legal, printing and registration costs in connection with the Company’s IPO. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. Deferred offering costs as of March 31, 2018 and 2017 amounted to Nil and US$0.4 million and were included in other assets. At the completion of the IPO, US$7,095,798 offering costs was charged to additional paid-in capital.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”) and have been consistently applied.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and the subsidiaries of the VIEs. All inter-company transactions and balances have been eliminated.

Uses of estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but are not limited to estimates and judgments applied in the impairment assessment of long-lived assets, valuation allowance for deferred tax assets, valuation of share-based compensation expenses, allowance for loan principal and interest receivables,and uncertain tax positions. Actual results could differ from those estimates.

Revenue recognition

Revenue is recognized when all of the following conditions are met: (1) persuasive evidence of an arrangement exists, (2) delivery has occurred or services have been rendered, (3) the price is fixed or determinable, and (4) collectability is reasonably assured. These criteria as they relate to each of the following major revenue generating activities are described below:

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

•              Loan facilitation revenue

The Company generates loan facilitation service fees from borrowers by connecting investors to qualified credit loan borrowers and facilitating loan arrangements between the parties. Loan facilitation revenue is recognized at loan inception, when the facilitation service is provided and collectability is assured.

•              Loan management revenue

The Company generates loan management service fees from borrowers by providing loan management service on reviewing the secured loan borrower’s pledged asset condition and updating secured asset information and status over the term of the loan period. Loan management fee is recognized monthly over the lives of the related loans, as well as collectability is assured, as the service is provided over the term of the loan period.

•              Post-origination revenue

The Company generates post-origination service fees from investors by providing post-origination services, including monitoring payments from borrowers to investors and maintaining investors’ account portfolios. Post-origination revenue is recognized when service is provided, the price is fixed or determinable as well as collectability is assured, which is normally at the end of related investment period.

•              Interest income

The Company lends funds to borrowers up to their approved credit limit through Wusu Company since its inception on August 28, 2017. Interest on loans receivable is accrued based on the contractual interest rates of the loan as earned. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was US$590,122 for the fiscal year ended March 31, 2018, which was included as net revenue in the accompanying statements of comprehensive income.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash incentives reward program

To expand its market presence, the Company provides cash incentives to qualified investor within a limited period. During the relevant incentive program period, the Company sets certain thresholds for the investor to qualify for the cash incentive. When qualified investment is made, the cash incentive is provided to the investor. The cash incentives are accounted for as reduction of revenue in accordance with ASC Topic 605.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Risk reserve liability

Since inception, the Company launched an investor protection service in the form of risk reserve policy. In accordance with the risk reserve policy agreed upon between the Company and its investors, if a loan facilitated by the Company defaults, the Company is obligated to guarantee the certain portion of unpaid principal and interest repayment of the defaulted loan up to the balance of the risk reserve liability on a portfolio basis. Pursuant to the Company’s public announcement on its website to all investors, the Company grouped loans facilitated in the Company’s marketplace into two portfolios: Credit loans (loans without pledged assets) and Secured loans (loans with pledged assets). In accordance with the term of risk reserve agreed by the Company and investors, the risk reserve liability being set aside equals total of 1% and 2% of the loan principal amount plus interest for loans facilitated on our marketplace under all secured loans and credit loans, respectively (“Risk Reserve Rate”). The Company reserves the right to revise the percentage upwards or downwards as a result of the Company’s continuing evaluation of factors such as working capital and market conditions. There is no limit on the period of time in which an investor can receive payments for unpaid interest and principal from the risk reserve policy, but the Company’s obligation under the risk reserve liability to make payments is limited to the balance of the risk reserve liability at any point in time. Starting on February 1, 2017, the Company entered into a series of agreements (“Insurance Agreement”) with a third party insurance company. Pursuant to the Insurance Agreement, the insurance company charges borrowers an insurance fee at 2% of the loan principal amount plus interest for loans facilitated on our marketplace under credit loan starting from February 1, 2017. Additionally, the Company transferred the balance of the risk reserve liability as of January 31, 2017 of approximately US$4.9 million to the insurance company at the inception of the Insurance Agreement. In return, the insurance company assumes the risk reserve obligation of the Company on the outstanding loan balances that were covered under the risk reserve policy as of January 31, 2017 and insures future defaults. Starting from February 2017, the Company no longer records risk reserve liability.

Material Terms and Conditions of the Insurance Agreement

The Insurance Agreement was effective in February 2017. The term of the Insurance Agreement is one year, which can be automatically renewed prior to expiry each year. Under the Insurance Agreement, the insurance company is responsible for providing insurance coverage to investors who provide loans to borrowers who are qualified under the Company's credit and risk assessment procedures, subject to the satisfaction of prescribed insurance requirements of the insurance company. Upon the completion of loan origination, the borrower shall pay the loan default risk premium to the insurance company directly. The Company is responsible for assisting the insurance company’s collection of late payments. In the event that insurance company suffers losses from the insurance policies due to our failure in reviewing the qualification of the borrowers, the insurance company is entitled to require us to compensate for all the losses and relevant expenses incurred. As of the date of this report, there have been no such claims for compensation from the insurance company to the Company. The Company has assessed this contingency in accordance with ASC Topic 450, and concluded that no contingent liability should be recorded as of March 31, 2018 and 2017.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

On February 1, 2018, the Company renewed the Insurance Agreement with the insurance company.

The movement of risk reserve liability for the years ended March 31, 2017 and 2016 is as follows:

	For the Years Ended March 31,
	(US$)	(US$)
	2017	2016
Opening balance	$2,717,335	$927,763
Liability arising at the inception of loans	7,041,697	5,715,313
Release on expiration	(2,168,547)	(3,699,071)
Payout	(2,470,347)	(143,733)
Foreign exchange translation impact	(226,548)	(82,937)
Sub-total	4,893,590	2,717,335
Transferred to insurance company	(4,893,590)	—
Ending Balance	$—	$2,717,335

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains certain cash and cash equivalents with financial institutions in the People’s Republic of China (“PRC”) which are not insured or otherwise protected. Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution.

Loans receivable

Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Company’s best estimate of the amounts that will not be collected. The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the loan portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed individually depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio. Management performs a quarterly evaluation of the adequacy of the allowance. The establishment of the allowance is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. As of March 31, 2018, the Company did not provide any provision for loan losses.

Loan principal are charged off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In accordance with ASC 310-10-35-41, the Company determines that any loans with outstanding balance that are 90 days past due are deemed uncollectible and therefore charged-off.

Property, equipment and software, net

Property, equipment and software acquired are recorded at cost. Depreciation and amortization is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight line method, as follows:

Useful life
Office equipment	3-5 years
Vehicle	5 years
Software	5 years
Leasehold improvements	over shorter of the lease term or expected useful life

The Company eliminates the cost and related accumulated depreciation and amortization of assets sold or otherwise retired from the accounts and includes any gain or loss in the statement of comprehensive income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

Long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized, for the fiscal years ended March 31, 2018, 2017 and 2016, respectively.

Value added tax (“VAT”)

The Company is subject to VAT at the rate of 6% and related surcharges on revenue generated from providing services. The Company reported revenue net of VAT. VAT payable balance is included in the taxes payable on the face of consolidated balance sheets.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising and promotion expenses

Advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the years ended March 31, 2018, 2017 and 2016, the advertising and promotion expense was US$11,925,499, US$3,500,611 and US$2,358,494, respectively.

Research and development costs

Research and development costs are mainly labor cost of research and development department. For the years ended March 31, 2018, 2017 and 2016, research and development expense was US$2,816,991, US$1,567,738 and US$895,993, respectively, and included in service and development expense.

Service and development expense

Service and development expense consists primarily of variable expenses and vendor costs, including costs related to credit assessment, customer and system support, payment processing services and collection associated with facilitating and servicing loan.

Share-based compensation

Under the Company’s 2016 Equity Incentive Plan, the Company granted share options to the Company’s selected employees and directors. Awards granted to employees with service conditions attached are measured at the grant date fair value and are recognized as an expense using straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve.

Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as compensation expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

Awards granted to non-employees are measured at fair value at the earlier of the commitment date or the date the services are completed, and are recognized using straight-line method over the period the service is provided.

Binomial option-pricing models are adopted to measure the value of awards at each grant date or measurement date. The determination of fair value is affected by assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee and non-employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee and non-employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company’s subsidiary and VIEs in China are subject to the income tax laws of the relevant tax jurisdictions. No taxable income was generated outside the PRC for the years ended March 31, 2018, 2017 and 2016. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. As of March 31, 2018 and 2017, no valuation allowance is considered necessary.

The Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more-likely-than-not of being sustained upon audit based on the technical merits of the tax position. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of income and comprehensive income.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

	March 31, 2018		March 31, 2017		March 31,2016
Balance sheet items, except for equity accounts, as of	US$	1=RMB6.2726	US$	1=RMB6.8832	US$	1=RMB6.4494
Amounts included in the statements of operations and cash flows for the years ended	US$	1=RMB6.6255	US$	1=RMB6.7248	US$	1=RMB6.3271

Fair value of financial instruments

The Company follows the provisions of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, loans receivable and risk reserve liability, approximate their fair value based on the short-term maturity of these instruments.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. The core principle of Topic 606 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of Topic 606, the entity performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation. Topic 606 also impacts certain other areas, such as the accounting for costs to obtain or fulfill a contract. The standard also requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The company has completed its analysis of Topic 606 and has concluded that the measurement of revenue and the timing of recognizing revenue is not expected to change for the loan facilitation fees, loan management fees, and post-origination service fees. The Company has adopted Topic 606 on April 1, 2018 using the modified retrospective method. Based on our analysis, the Company did not identify a material cumulative catch-up adjustment to the opening balance sheet of retained earnings at April 1, 2018.  Our future financial statements will include additional disclosures as required by Topic 606.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. A modified retrospective approach is required. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2017, the FASB issued ASU No. 2017-09 (“ASU 2017-09”) to provide guidance to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the changes in terms or conditions. ASU 2017-09 is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted and application is prospective. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In June, 2018, the FASB issued ASU No. 2018-07 to provide guidance to reduce cost and complexity and to improve financial reporting for share-based payments issued to nonemployees (for example, service providers, external legal counsel, suppliers, etc.). The amendments in this ASU are effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. The Company does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—PREPAYMENTS AND OTHER CURRENT ASSETS

	March 31, 2018	March 31, 2017

Funds receivable from investors (i)	$—	$2,169,124
Rental deposit	404,409	264,704
Prepayments to suppliers and others	781,049	608,263
Deferred offering costs	—	399,079
Refundable acquisition deposit (ii)	—	653,766
Staff advances	63,104	40,137
Consideration receivables from nominal share issuance	—	4,281

	$1,248,562	$4,139,354

(i)                                     In order to attract investors, the Company launched a “monthly interest-back wallet” arrangement with a group of independent investors in July 2016 and this arrangement was ended on June 28, 2017. Under this arrangement, investors were obligated to invest in the principal of certain loan portfolio for a fixed short term period, and the Company agreed to advance the accrued interest from loan portfolio to investors prior to the due date of the loans. The investors are obligated to repay the company the advance amounts upon the due date of the loans. The arrangement is advantageous for investors as they can receive the interest payments in advance, which provides higher liquidity to the investors over the life of the loan products. The arrangement is a one- time arrangement.

(ii)                                  The Company made a deposit of US$653,766 to an unrelated party for a potential business cooperation. The transaction was cancelled in February 2017 and the deposit was refunded back to the Company on June 30, 2017.

Note 4—LOAN RECEIVABLE

	March 31, 2018	March 31, 2017

Loans	$28,696,234	$—
Allowance for loan losses	—	—
Loan receivable	$28,696,234	$—

During the year ended March 31, 2018, the Company started to engage in microlending business through Wusu Company, a licensed loan provider under the PRC regulations, to individual borrowers in China. The loans are short-term loans with typical loan terms within 12 months period. The interest rate for the loans is 8% per annum. The Company accrued the interest income on a monthly basis as it’s earned. The Company does not charge loan origination fees to those borrowers. All of the loans are credit loans. No secured assets or collateral is required.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5—PROPERTY, EQUIPMENT AND SOFTWARE, NET

	March 31, 2018	March 31, 2017
Office equipment	$590,801	$263,318
Vehicle	58,405	—
Leasehold improvements	150,612	137,251
Software	331,583	191,509
Total property, equipment and software	1,131,401	592,078
Accumulated depreciation and amortization	(364,314)	(164,140)

Property, equipment and software, net	$767,087	$427,938

Depreciation and amortization expense on property, equipment and software for the years ended March 31, 2018, 2017 and 2016 were US$174,384, US$92,224 and US$61,392 respectively.

Note 6—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	March 31, 2018	March 31, 2017
Accrued payroll and welfare	$2,036,472	$706,511
Professional fee and other accrued expenses	760,769	82,618
Custodian Bank service fee (i)	989,714	—
	$3,786,955	$789,129

(i)                                     In January 2017, we integrated our asset custody system with Jiangxi Bank. Under the terms of the agreement, all borrower and investor funds will be managed by Jiangxi Bank to ensure security and compliance with relevant PRC laws and regulations. Jiangxi Bank independently administers payments to borrowers, investors and the Company as well as clearance and fund settlements associated with these payments. Jiangxi Bank charged us depositary service fee, recharge and collection fees and withdrawal fees according to the types of service it provided.

Note 7—RELATED PARTY BALANCES AND TRANSACTIONS

Hexin Information Services Co., Ltd. and Hexin Financial Information Services (Beijing) Co., Ltd. (together “Hexin Group”) were incorporated and owned by Mr. Xiaobo An, the Chairman of the Board (the “Controlling Shareholder”). The Company historically utilized Hexin Group’s centralized banking systems for its own cash and banking management, which resulted in a significant balance of amount due from related party-Hexin Group. In addition, Hexin Group also paid expense on behalf of the Company. The Company has recorded all expenses paid by Hexin Group on behalf of the Company in the related historical periods presented in its consolidated financial statements. Since  January 12, 2017, the Company has separated its treasury management function from the Hexin Group.

On March 17, 2017, Hexin E-Commerce entered into a cooperation agreement with  Hexin Group , whereby Hexin Group provided referral services of offline borrowers to the Company without charging the Company. The agreement has an indefinite term. The agreement can be terminated with mutual consent of all parties. No penalty shall be imposed on any party for the termination of the agreement. During the fiscal years ended March 31, 2018, 2017 and 2016, majority of our credit loan borrowers were referred from the Hexin Group.

Amount due from related parties consists of:

	March 31, 2018	March 31, 2017
Due from Hexin Group (i)	$—	$4,182,502

(i)                                     Amount due from Hexin Group mainly represents the transactions fees and services fees received by Hexin Group through the external payment network on behalf of the Company, offset with the expense and obligations paid by the Hexin Group on behalf of the Company. On September 27, 2017, the total balance of US$ 4,182,502 due from Hexin Group was paid to the Company in full.

Note 8—EMPLOYEE RETIREMENT BENEFIT

The Company has made employee benefit contribution in accordance with PRC relevant regulations, including retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contribution in the salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. The contributions made by the Company were US$1,956,917, US$1,024,927 and US$437,815 for the years ended March 31, 2018, 2017 and 2016, respectively.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9—TAXES PAYABLE

	March 31, 2018	March 31, 2017
Income tax payable	$12,558,211	$2,210,235
Value added tax payable	6,725,654	1,759,015
Other taxes payable	775,963	119,396

Total taxes payable	$20,059,828	$4,088,646

Note 10—INCOME TAX

Cayman Islands

Hexindai Inc. was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

HK Hexindai is an investment holding company registered in Hong Kong and are exempted from income tax on its foreign-derived income.

PRC

The Company subsidiaries and VIEs established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law. The Company’s VIE Hexin E-Commerce has been granted the “high technology enterprise” status in 2015 and is qualified to a preferred income tax rate of 15% since January 1, 2015. Horgos Qinhe and Horgos Bozhishuntai enjoy a preferred income tax rate of 0% for five years since inception, as they were incorporated in Horgos Economic District.

i)     The components of the income tax provision (benefit) are as follows:

	For the year ended March 31, 2018	For the year ended March 31, 2017	For the year ended March 31, 2016
Current	$10,610,067	$1,386,570	$994,744
Deferred	415,623	135,641	(366,498)

Total	$11,025,690	$1,522,211	$628,246

ii) The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of March 31, 2018	As of March 31, 2017
Accrued expense	$—	$400,062

Total net deferred tax assets	$—	$400,062

As of March 31, 2017, no valuation allowance against the deferred tax assets was considered necessary since the Company believed that it would more likely than not utilize the future benefits. In the fiscal year 2018, the deferred tax assets carried forward from last fiscal year was realized. The Company had no net operating loss carry forward as of March 31, 2018 and 2017.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10—INCOME TAX (Continued)

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2018, 2017 and 2016.

	For the year ended March 31, 2018	For the year ended March 31, 2017	For the year ended March 31, 2016
PRC Income tax statutory rate	25.0%	25.0%	25.0%
Effect of preferred tax rate	(11.6)%	(10.0)%	(10.0)%
Effect of tax exempt entities	0.9%	—	—
Non-deductible items in China	0.1%	0.1%	0.1%

Effective tax rate	14.4%	15.1%	15.1%

Aggregate undistributed earnings of the Company’s subsidiaries and VIEs located in the PRC that are available for distribution at March 31, 2018 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

As of March 31, 2018, and 2017, the Company has not declared any dividends.

Note 11—EARNINGS PER SHARE

Basic earnings  per share (“EPS”) is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the computation of the basic and diluted net earnings  per share:

	For the year ended March 31, 2018	For the year ended March 31, 2017	For the year ended March 31, 2016
Numerator:
Net income attributable to Hexixndai’s shareholders	$65,481,973	$8,570,864	$3,538,407

Denominator:
Weighted average number of shares outstanding*-basic	44,977,780	42,331,200	42,080,000
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	2,678,483	—	—
Weighted average number of shares outstanding*-diluted	47,656,263	42,331,200	42,080,000

Earnings per common share*-basic	$1.46	$0.20	$0.08
Earnings per common share*-diluted	$1.37	$0.20	$0.08

* The Company believes it is appropriate to reflect the nominal share issuance on a retroactive basis similar to stock split or dividend pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all the periods presented. Please see Note 15 to the consolidated financial statements for additional information related to the nominal share issuance.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—SHAREHOLDERS’ EQUITY

Hexindai Inc. was established under the laws of the Cayman Islands on April 26, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. As of March 31, 2018 and 2017, 47,958,550 and 42,921,600 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the nominal share issuance. Please see Note 15 to the consolidated financial statements for additional information related to the nominal share issuance.

Private Placement Offering

On December 12, 2016, the Company completed a private placement to issue an aggregated of 841,600 ordinary shares to two investors and received an aggregated proceed of US$2.0 million.

2016 Equity Incentive Plan

On April 1, 2016 (the “Award date”), to reward the Company’s employees and further align their interests with the Company in the future, the Company granted stock options to purchase 6,312,000 ordinary shares under the 2016 Equity Incentive Plan, adjusted for the nominal share issuance (please see Note 15 to the consolidated financial statements for additional information related to the nominal share issuance), to the Company’s officers, and key employees with the exercise price equal to US$1.28. The Company determined the grant date to be April 1, 2016 in accordance with ASC 718-10-20 and 718-10-25-5. It is because the Company and employee have reached a mutual understanding of the key terms and conditions of these stock option awards on April 1, 2016 including a specific exercise price and vesting and exercise condition. All necessary approvals for the stock option awards were obtained and communicated to employees on April 1, 2016.

The Options vested and became exercisable in three equal installments with the first vesting commencement date being the later of the first anniversary of the grant date or the closing date of a Qualified IPO. Subject to the continued employment or service through each applicable vesting date of the option holder, shares subject to the Option shall become vested as to the remaining two-thirds of the total number of share options under the 2016 Equity Incentive Plan in two (2) substantially equal annual installments, with the first installment vesting on the second anniversary of the grant date and the second installment vesting on the third anniversary of the grant date; provided that a Qualified IPO shall have occurred on or prior to the second anniversary of the grant date.

A “Qualified IPO” is defined as an underwritten initial public offering of not less than 15% of the shares (i) pursuant to an effective registration statement under the Securities Act or (ii) on the basis of an approved prospectus and/or pursuant to a valid registration, qualification or filing under the applicable law of another jurisdiction, in each case of the shares or other equity securities of the Company; provided, however, that a Qualified IPO shall not include a registration relating solely to employee benefit plans or to a Rule 145 transaction under the Securities Act or to similar registrations under applicable law of another jurisdiction

The maximum contractual term is 4 years from the April 1, 2016. These options expire on March 31, 2020 and cannot be exercised if they have not vested by the expiration date or the termination date of the options. If a Qualified IPO does not occur within two years of April 1, 2016, such option will immediately expire to the extent unvested. As vesting is triggered only upon a Qualified IPO, such unvested options will be forfeited.

The Company believes the options contain an explicit service condition (i.e., the options vest at each of three years following a successful initial public offering) and a performance condition (i.e., the options can only be exercised upon successful completion of an initial public offering by employees that are still employed by the Company upon the completion of the initial public offering). Under ASC 718-10-55-76, if the vesting (or exercisability) of an award is based on the satisfaction of both a service and performance condition, the entity must initially determine which outcomes are probable and recognize the compensation cost over the longer of the explicit or implicit service period. Because an initial public offering generally is not considered to be probable until the initial public offering is effective, no compensation cost will be recognized until the initial public offering occurs.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—SHAREHOLDERS’ EQUITY (Continued)

The Company has elected to recognize share-based compensation expense using a straight-line method for the entire employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date. Upon successful completion of a Qualified IPO, the Company will recognize share-based compensation for the portion of the requisite service that has been rendered as of that date for the portion for the period from April 1, 2016 to the date of the Completion of Qualified IPO on November 3, 2017.

The Company is responsible for determining the fair value of options granted to employees and uses the Binomial option-pricing model assuming As of the valuation date, the fair market value per share was US$1.41, exercise price per share was US$1.28, the risk-free interest rate was 1.81%, the dividend yield was 0%. For the options granted under 2016 Equity Incentive Plan, the expiry data was March 31, 2020, the life of option was 4 years, volatility was 47.4% and exercise multiple was 2.2.

The following table sets forth the stock option shares activities under the Company’s 2016 Equity Incentive Plan for the years ended March 31, 2018, 2017 and 2016.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Grant Date Fair Value	Aggregate Intrinsic Value
Outstanding as of March 31, 2016	—	$—	—	—	—
Option granted	6,312,000	$1.28	4	3,512,693	—
Option forfeited	—	$—	—	—	—
Option exercised	—	—	—	—	—

Outstanding as of March 31, 2017	6,312,000	$1.28	3	$3,512,693	—
Option granted		—	—	—	—
Option forfeited	(128,000)	1.28	—	(71,233)	(1,283,840)
Option exercised	—	—	—	—	—

Outstanding, March 31, 2018	6,184,000	$1.28	2	$3,441,460	62,025,520
Vested and exercisable, March 31, 2016	—	—	—	—	—
Vested and exercisable, March 31, 2017	—	—	—	—	—
Vested and exercisable, March 31, 2018	2,061,333	$1.28		$1,147,153	20,675,173

The fair value of the stock option on the grant date was approximately US$3.5 million. The Company accrues the compensation cost based on the number of awards that are expected to vest. The estimated forfeiture rate for the awards in fiscal years ended March 31, 2018, 2017 and 2016 is 13.04%, Nil and Nil, respectively. The forfeiture rate is estimated based on the historical employee turnover rates and expectations about the future. For the years ended March 31, 2018, 2017 and 2016, the Company recognized US$1,828,868, Nil and Nil share-based compensation expense based on estimated forfeitures, respectively. As of March 31, 2018 and 2017, the unrecognized compensation cost was US$1,163,825 and US$3,512,693, respectively. As of March 31, 2018, the unrecognized compensation cost was expected to be recognized over 1 year.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12—SHAREHOLDERS’ EQUITY (Continued)

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entity is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. Statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2018 and 2017, the statutory reserve amounted to $7,475,902 and $1,211,063, respectively, which was included as retained earnings in the accompanying consolidated balance sheets.

Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2018 and 2017, the restricted net assets that are not available for distribution amounted to approximately $51.0 million and $12.5 million, respectively, which was included in the Additional paid-in capital on the consolidated balance sheets.

Note 13—SEGMENT REPORTING

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived from within the PRC. Therefore, no geographical segments are presented.

Note 14—COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company has entered into various operating lease agreements principally for its office spaces in China. Rental expenses under operating leases for the years ended March 31, 2018, 2017 and 2016 were $1,163,326, $720,314 and $702,005, respectively.

The Company conducted most of its operations from leased offices spaces which will expire over the next three years. There is no contingent rental payments beside minimum lease payment. In most circumstances, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Future minimum lease payments under non-cancelable operating lease agreements as of March 31, 2018 are follows:

Minimum lease payment
Years ending March 31,
2019	$1,904,999
2020	1,513,330
2021	705,574

Total	$4,123,903

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.  The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2018 and 2017, no such contingent liability is assessed as probable.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15—NOMINAL SHARE ISSUANCE

On September 15, 2017, in order to optimize the Company’s share capital structure, the Company issued ordinary shares pro-rata to the shareholding as of such date, comprising (i) 31,900,848 ordinary shares to Hexin Holding Limited, at a price of US$0.0001 per share and total consideration of US$3,190.08, (ii) 7,975,212 ordinary shares to Anhe Holding Limited, at a price of US$0.0001 per share and total consideration of US$797.52, (iii) 2,098,740 ordinary shares to Velencia Holdings Limited, at a price of US$0.0001 per share and total consideration of US$209.87, (iv) 419,748 ordinary shares to Long Harvest Fund Management LLC at a price of US$0.0001 per share and total consideration of US$41.97 and (v) 419,748 ordinary shares to Dragon Gate Investment Partners Limited, at a price of US$0.0001 per share and total consideration of US$41.97. The Company believes it is appropriate to reflect the nominal share issuance on a retroactive basis similar to share split, in accordance with SEC SAB Topic 4.

Note 16—SUBSEQUENT EVENT

On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year 2018. On July 19, 2018, the board of directors also approved a special cash dividend of US$0.13 per ordinary share (or US$0.13 per American Depositary Share (“ADS”), each of which represents one ordinary share). The declaration of future cash dividends, pursuant to the Company’s dividend policy, is subject to final discretion of the board of directors and is based on a number of factors, including but not limited to, the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

On July 19, 2018, the board of directors declared a cash dividend of $0.40 per ordinary share, which is equivalent to US$0.40 ADS. Holders of the Company’s ordinary shares, including ordinary shares represented by ADSs, at 5:00 pm on August 2, 2018 (U.S. Eastern Time) will be entitled to receive the cash dividend. The cash dividend will consist of an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), and a special cash dividend of US$0.13 per ordinary share (or US$0.13 per ADS).

Note 17—CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC VIEs and VIEs’subsidiary are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s subsidiaries and its VIEs are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

In addition, the Company’s operations and revenues are conducted and generated in China, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into US Dollars.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary and VIE exceed 25% of the consolidated net assets of the Company.

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries. The footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

HEXINDAI INC.
PARENT COMPANY CONDENSED BALANCE SHEETS

	As of March 31 2018	As of March 31 2017
ASSETS:
Cash	$47,387,922	$1,949,877
Prepayment and other assets	9,995	54,290
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	95,543,469	21,500,189

TOTAL ASSETS	$142,941,386	$23,504,356

LIABILITIES:
Accrued expenses and other current liabilities	2,898,317	—
SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 47,958,550 and 42,921,600 shares issued and outstanding as of March 31, 2018 and 2017, respectively.	$4,796	$4,292
Additional paid-in capital	58,417,971	13,285,717
Retained earnings	77,241,073	11,759,100
Accumulated other comprehensive income (loss)	4,379,229	(1,544,753)

TOTAL SHAREHOLDERS’ EQUITY	140,043,069	23,504,356

TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	$142,941,386	$23,504,356

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

HEXINDAI INC.
PARENT COMPANY CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended March 31,
	2018	2017	2016
Equity in earnings of subsidiaries, VIEs and VIEs’ subsidiaries	$68,117,762	$8,570,978	$3,538,407
General administrative expense and others	(2,607,137)	(114)	—
NET INCOME	65,510,625	8,570,864	3,538,407

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	6,028,143	(1,080,036)	(482,083)

COMPREHENSIVE INCOME	$71,538,768	$7,490,828	3,056,324

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17—CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

HEXINDAI INC.
PARENT COMPANY CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$65,510,625	$8,570,864	$3,538,407
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in subsidiaries, VIEs and VIEs’ subsidiaries	(68,117,762)	(8,570,978)	(3,538,407)
Stock based compensation	1,828,868	—	—

Changes in operating assets and liabilities:
Prepayments and other current assets	44,295	(50,009)	—
Accrued expenses and other current liabilities	2,898,317	—	—
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,164,343	(50,123)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering	—	2,000,000	—
Proceeds from IPO, net of offering costs of US$7,095,758	43,273,702	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	43,273,702	2,000,000	—

NET INCREASE IN CASH	45,438,045	1,949,877	—
CASH—beginning of year	1,949,877	—	—

CASH—end of year	$47,387,922	$1,949,877	$—

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$—	$—	$—

Cash paid for interest	$—	$—	$—