Form 20-F
period 2019-03-31
Hexindai Inc.
filed 2019-07-31
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Telephone: +86 10 5370 9902

Email: ir@hexindai.com

13th Floor, Block C, Shimao

No. 92 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American depositary shares (one American depositary share representing one ordinary share, par value US$0.0001 per share)	HX	NASDAQ Global Market

Ordinary shares, par value US$0.0001 per share*		NASDAQ Global Market

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

49,204,083 ordinary shares, par value US$0.0001 per share, as of March 31, 2019.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

•                  “big data” refers to voluminous structured and unstructured data from multiple sources and in multiple formats;

•                  “borrower” refers to borrower on our online marketplace, unless specified otherwise;

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

•                  “Hexin E-commerce” refers to Hexin E-Commerce Co. Ltd.;

•                  “Hexin Financial Technology” refers to Hexin Financial Technology Group Co. Ltd.;

•                  “Hexin Group” refers to Hexin Information Services Co., Ltd. (“Hexin Information”) and Hexin Financial Information Services (Beijing) Co., Ltd. (“Hexin Financial Information”);

•                  “Hexin Yongheng” refers to Beijing Hexin Yongheng Technology Development Co., Ltd.;

•                  “Hexindai,” “we,” “us,” “our company”, “the Company” and “our” refer to Hexindai Inc., an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entities;

•                  “investor” refers to individual investor on our online marketplace, unless specified otherwise;

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

•                  “marketplace lending” refers to any marketplace for facilitating lending and borrowing, where individuals or corporates borrow money from, or lend money to, other individuals or corporates without the use of a credit-intermediating financial institution;

•                  “ordinary shares” refer to our ordinary shares of par value US$0.0001 per share;

•                  “our variable interest entities” or “VIEs” refer to Hexin E-commerce, its branches and wholly-owned subsidiaries and Wusu Company;

•                  “RMB” and “Renminbi” refer to the legal currency of China;

•                  “US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States; and

•                  “Wusu Company” refers to Wusu Hexin Internet Small Loan Co., Ltd.

•                  “Zhengxuan Guarantee” refers to Shanxi Zhengxuan Finance Guarantee Co., Ltd.;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

We were incorporated and commenced operations in March 2014. The following summary consolidated statements of comprehensive income for the fiscal years ended March 31, 2017, 2018 and 2019 and summary consolidated balance sheets as of March 31, 2018 and 2019 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. The following summary consolidated statements of comprehensive (loss) income for the fiscal year ended March 31, 2015 and 2016, and summary consolidated balance sheets as of March 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of comprehensive (loss) income for the fiscal years ended March 31, 2015, 2016, 2017, 2018 and 2019.

	For the Fiscal Years Ended March 31,
	2015	2016	2017	2018	2019
	(US$, except for number of shares)
Selected Consolidated Statement of Comprehensive (Loss) Income:
REVENUE
Loan facilitation, post-origination and other service, net	4,648,318	11,917,870	23,092,405	107,558,133	58,550,903
Interest income	—	—	—	590,122	3,552,983
Tax and surcharges	(2,345)	(23,644)	(171,862)	(890,414)	(773,382)
NET REVENUE	4,645,973	11,894,226	22,920,543	107,257,841	61,330,504

OPERATING COSTS AND EXPENSES
Service and development	1,605,636	2,358,867	5,149,265	8,495,768	7,396,835
Sales and marketing	2,605,042	3,840,143	5,212,127	15,241,637	32,322,003
General and administrative	733,920	1,554,833	2,645,605	5,816,130	9,928,512
Share-based compensation	—	—	—	1,828,868	6,585,386
Total operating costs and expenses	4,944,598	7,753,843	13,006,997	31,382,403	56,232,736

(LOSS) INCOME FROM OPERATIONS	(298,625)	4,140,383	9,913,546	75,875,438	5,097,768

Total other (expense) income, net	(7,704)	26,270	179,529	660,877	2,307,485

(LOSS) INCOME BEFORE INCOME TAXES	(306,329)	4,166,653	10,093,075	76,536,315	7,405,253
INCOME TAXES EXPENSES	43,842	628,246	1,522,211	11,025,690	1,872,672
NET (LOSS) INCOME	(350,171)	3,538,407	8,570,864	65,510,625	5,532,581
COMPREHENSIVE (LOSS) INCOME	(332,805)	3,056,324	7,490,828	71,538,768	(603,606)
Net (loss) income per share attributable to Hexindai’s shareholders
Basic	(0.01)	0.08	0.20	1.46	0.11
Diluted	(0.01)	0.08	0.20	1.37	0.10
Weighted average shares used in calculation of net (loss) income per share
Basic	42,080,000	42,080,000	42,331,200	44,977,780	48,693,162
Diluted	42,080,000	42,080,000	42,331,200	47,656,263	52,912,826

The following table presents our summary consolidated balance sheet data as of March 31, 2015, 2016, 2017, 2018 and 2019.

	As of March 31,
	2015	2016	2017	2018	2019
	(US$)

Selected Consolidated Balance Sheet Data
Cash and cash equivalents	954,681	7,818,936	19,232,275	132,622,467	57,372,128
TOTAL ASSETS	7,396,035	22,392,892	28,382,131	163,889,852	173,255,842
TOTAL LIABILITIES	4,041,450	8,380,935	4,877,775	23,846,783	46,752,684
TOTAL SHAREHOLDERS’ EQUITY	3,354,585	14,011,957	23,504,356	140,043,069	126,503,158

Exchange Rate Information

Our business is conducted in China, and our financial records are maintained in RMB, our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB6.7112 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2019, the last business day of the fiscal year of 2019. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 26, 2019, the exchange rate was RMB6.8785 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2014	6.2046	6.1704	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9850
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6292	6.2655	6.9737
2019
January	6.6958	6.7863	6.6958	6.8708
February	6.6912	6.7367	6.6822	6.7907
March	6.7112	6.7119	6.6916	6.7381
April	6.7347	6.7161	6.6870	6.7418
May	6.9027	6.8519	6.7319	6.9182
June	6.8650	6.8977	6.8510	6.9298
July (through July 26, 2019)	6.8785	6.8761	6.8487	6.8925

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

We may not be able to maintain the fast growth rate we had experienced in recent years and may not be able to manage our growth effectively.

Prior to the fiscal year ended March 31, 2019, both the volume of credit loans facilitated on our marketplace and the number of users, including borrowers and investors, have undergone rapid growth. However, we have experienced a decrease in both the number of borrowers and loan volume facilitated on our marketplace in the fiscal year ended March 31, 2019, and we may not be able to maintain comparable growth, or grow at all, in any of these key performance metrics in the future. As we have a limited operating history and our business has rapidly grown and changed in recent years, our past financial performance may not be a sound basis on which to evaluate our business prospects and future financial performance.

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

•                  maintaining our relationship with, or finding replacement of third-party service providers in a strengthened regulatory environment;

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

Prior to the fiscal year ended March 31, 2019, we had experienced rapid growth in the volume of loan transactions facilitated on our marketplace. To continue to grow our business, we must continue to increase the volume of loan transactions on our marketplace by retaining existing borrowers and attracting a large number of new borrowers who meet our qualifications and new and existing investors in investing in these loans.

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

The overall transaction volume may be affected by several factors, including changes in the regulatory environment, our brand recognition and reputation, the interest rates offered to borrowers and investors relative to market rates, the effectiveness of our risk control, the repayment rate of borrowers on our marketplace, the efficiency of our platform, the macroeconomic environment and other factors. In connection with the introduction of new products or in response to general economic conditions, we may also impose more stringent borrower qualifications to ensure the quality of loans on our platform, which may negatively affect the growth of loan volume. If any of our current user acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors and may even lose our existing borrowers and investors to our competitors. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates, we might be unable to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

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

Our expansions into new businesses may expose us to regulatory uncertainties, if such new businesses are not successful, our future results of operations and growth prospects may be materially and adversely affected.

As part of our growth strategy, we enter into new businesses from time to time by leveraging our large borrower base and technology to generate additional revenue streams and through our development of new business lines. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter.

During the fiscal year ended March 31, 2019, we entered into multiple investment, cooperation and financing arrangements with various third-parties, including Musketeer Group Inc., Phoenix Intelligent Credit Group Ltd., and a consumer credit reporting agency in China. As the implementation of our business strategies, as well as the development of new businesses, require significant time, financial and other resources and involve substantial risks, we may not be able to successfully implement our strategies, launch or develop such new businesses in time, or achieve the expected benefits. We may also encounter unexpected technological difficulties in developing and implementing new technologies and, as a result, may incur substantial costs or services disruptions, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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

In May 2018, we incorporated Tianjin Haohongyuan Technology Co., Ltd. (“Tianjin Haohongyuan”), a wholly-owned subsidiary in China, for the purpose of providing loan assistance functions such as borrower assessment to fengjr.com, a P2P marketplace of Phoenix Intelligent Credit Group Ltd. Tianjin Haohongyuan does not engage in online lending information intermediary or online peer-to-peer lending services. It merely helps fengjr.com extend loans to borrowers by introducing potential borrowers and providing preliminary risk assessment services as well as other services. As a result, we do not view Tianjin Haohongyuan as an “online lending information intermediary” as defined under the Notice on Regulating and Rectifying the “Cash Loan” Business, or Circular 141. However, we cannot assure you that regulatory authorities would take the same view and do not require Tianjin Haohongyuan to comply with various regulatory requirements under Circular 141.

In December 2018, we established a designated trust, or Trust 1, with a leading trust company in China, or the Trust Company, as part of our strategy to diversify the funding sources. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, The Trust Company facilitates personal credit loans through Trust 1 for an initial aggregate principal amount of RMB300 million (US$44.7 million) to borrowers under the loan assistance program referred by us. As of March 31, 2019, Trust 1 was just established and started to facilitate loans. Pursuant to the Online Lending Information Intermediaries Measures, a P2P marketplace shall not issue loans to borrowers unless otherwise stipulated by laws and regulations. Although we expand our funding sources via a licensed trust company which is not banned by the current PRC laws and regulations, we cannot rule out the possibility that such business model would be deemed as a violation of the Online Lending Information Intermediaries Measures.

Regulatory uncertainties relating to the online microlending industry may materially affect the results of operations and growth prospects of our microlending business.

In August 2017, we established Wusu Company, through which we started to conduct our online microlending business. See “Item 4 — Information on the Company — B. Business Overview — Our Products and Services — Microlending.” We have been continuing to contribute resources to our microlending business throughout the fiscal year ended March 31, 2019. However, the microlending industry is rapidly evolving with significant regulatory uncertainties, and our microlending business may be subject to a variety of laws and regulations in the PRC with ambiguous and inconsistent application and interpretation. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.” As a result, we cannot assure you that our investment and exploration in microlending will be successful.

Our risk management system comprising our policy framework, credit assessment and fraud detection technology and protocols may not be adequate and may adversely affect the reliability of our marketplace, and in turn damage our reputation, business and results of operations.

The success of our online marketplace relies heavily on our ability to detect, assess and control credit risk, and therefore to prevent fraud. We have stringent risk management protocols in place to effectively assess borrower applicants’ credit risk to prevent fraud and minimize the risk of non-payment. From the point of receiving borrower applications we request for the borrower applicant’s personal information supported by documentation, and we apply our strict internal control process to verify the information against public information and data provided by third-party suppliers. In order to prevent fraud and assess the creditworthiness of each borrower, we conduct physical interviews and enhanced due diligence, as needed, to verify the borrower applicant’s information and his or her intent. Any suspicious borrower applications would be eliminated. Once sufficient information is gathered, our proprietary credit assessment technology consolidates and processes the information and produces a credit score and grade.

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

Our third-party guarantee arrangements may not be sufficient to meet the overall default risk.

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

On January 25, 2017, we entered into a framework agreement with Changan Insurance, a third-party insurance provider, to provide insurance to investors covering the risk of borrowers’ non-payment, effective from February 1, 2017 (the “Insurance Agreement”). We terminated the risk reserve liability policy and no longer set aside a sum to meet the contingent pay-outs. On February 1, 2018, we renewed the insurance arrangement with Changan Insurance by entering into a new framework agreement with Changan Insurance (the “2018 Insurance Agreement”), along with a memorandum on the 2018 Insurance Agreement with Changan Insurance and an insurance services fee agreement which set forth (i) a loan default risk premium equal to 2% of the loan principal and accrued interest of credit loans and (ii) a service fee equal to 2% of the loan principal. However, the insurance arrangement may not be sufficient to cover the losses of affected investors. If the insurance provider decides an investor is not entitled to compensation, the investor may demand that we compensate him or her for the loss. In addition, as a result of our shift in focus from secured loans to credit loans, investors may be exposed to a higher risk of borrowers’ default due to the unsecured nature of these loans, which in turn may increase the incidence of investors’ claims against us. Our relationship with investors and our reputation may be adversely affected.

We terminated our cooperation with Changan Insurance on November 30, 2018, and did not renew the 2018 Insurance Agreement. According to the confirmation letter issued by Changan Insurance, Changan Insurance will settle all outstanding insurance claims according to the terms of the 2018 Insurance Agreement.

On November 19, 2018, we entered into a guarantee plan (the “Guarantee Plan”) with Zhengxuan Guarantee, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council to provide investors on our platform with guarantee that protects them against the potential default risk of non-paying borrowers. Starting from December 1, 2018, we require all borrowers to obtain guarantee through Zhengxuan Guarantee for all new loans facilitated on our marketplace. Borrowers pay 4.5% and 0.5% of the principal amount to Zhengxuan Guarantee as guarantee fee and service fee, respectively. If a default were to occur, Zhengxuan Guarantee would compensate the investor with an amount up to the loan residual principal and three months of accrued interest, in accordance with the terms and conditions of the Guarantee Plan and the agreements between the borrowers and Zhengxuan Guarantee.

We solely rely on Zhengxuan Guarantee to provide guarantee to investors over the default risk of non-paying borrowers. If Zhengxuan Guarantee decides to terminate our cooperation arrangement or decides not to renew such arrangement after its expiry, our operations and reputation may be adversely affected. Furthermore, if we cannot adequately manage the default risk of non-paying borrowers, Zhengxuan Guarantee could cease cooperation with us, forcing us to search for a new guarantee provider, guarantee company or other third party institution. In addition, if the Chinese regulatory authority introduces new policies that would cause Zhengxuan Guarantee to cease to provide guarantee for our products, we would be forced to search for a new guarantee provider, guarantee company or other third party institution.

If there is an increasing incidence of non-payment and the loans in default exceed the insured amount or the amount Zhengxuan Guarantee is willing to compensate, affected investors may not be able to recover part or all of their investments and this may adversely affect our reputation.

Investors receive their principal and interest payments as and when borrowers observe their scheduled payment obligations, or in the case of a borrower’s default during the period from March 2014 to January 2017, from the risk reserve liability. After we transitioned to the third-party insurance arrangement, in the event of borrower default, investors receive their principal and interest payments from Changan Insurance from January 2017 to November 2018, and from Zhengxuan Guarantee from December 2018 onwards. In the future, if there is an increasing incidence of non-payment and the loans in default exceed the insured amount or the amount Zhengxuan Guarantee is able or willing to compensate, affected investors may not be able to recover part or all of their investments, and this may adversely affect our reputation.

Under the risk reserve liability policy, we set aside 1% and 2% of the principal amount and accrued interest of secured loans and credit loans, respectively, to meet the risk reserve liability. Under the 2018 Insurance Agreement, the same amount of 2% of the principal amount and accrued interest of credit loans is paid by the borrower as premium for the insurance policy provided by Changan Insurance. Under the Guarantee Plan, borrowers pay 4.5% and 0.5% of the principal amount to Zhengxuan Guarantee as guarantee fee and service fee, respectively. If Zhengxuan Guarantee is unwilling to compensate the investor or cannot offset the defaulting borrower’s payment obligations and, as a result, an investor suffers loss, he or she may lose confidence in our online marketplace. As a result, our reputation may be harmed and we may not be able to attract and retain investors to participate in our marketplace.

If the loan and investment products and services in our present portfolio and future pipeline are insufficiently attractive to our customers, become obsolete or they fail to satisfy the demands of borrowers or investors, our business and results of operations will be materially affected.

We intend to expand our product offering to borrowers to cater to their different financing needs. We also intend to expand our investor service offerings to meet the different needs of investors and offer different risk-based returns, such as collection of different credit rights and portfolio investments for credit loans. We also plan to enhance the capabilities of our online marketplace platform to incorporate new features and streamline the user experience.

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

A variety of factors affect our estimate of the total addressable market, including among others, market demand, the PRC regulatory environment, competition, general economic and socio-political conditions and the short history of China’s consumer finance industry. We believe our total addressable market consists primarily of the emerging middle class seeking medium-sized credit loans of RMB20,000 (US$2,980) to RMB160,000 (US$23,841). According to iResearch, the “emerging middle class” comprises largely of the “emerging affluent” and “new middle-class” in China, the population segment with wealth value (the value of financial assets plus real assets (principally housing) owned by households, minus debts) of US$10,000 to US$1 million. We consider the emerging middle class to have generally more stable financial status and more sound financial knowledge, and therefore more reliable in loan repayment. According to iResearch, the “emerging affluent” and “new middle-class” population is the primary driver of the private consumption market for premium goods and services, and is projected to grow quickly in size. The unsecured medium-sized online marketplace personal loan market is estimated to grow at a CAGR of 5.2% from RMB410.3 billion (US$61.1 billion) in 2018 to RMB528.4 billion (US$78.7 billion) in 2023. However, if the actual demand is in reality smaller than our estimate, our operational strategies may not be sufficiently effective such that our revenues, business and results of operation may be negatively affected.

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

If we cannot continue to maintain relationships with third-party service providers, in particular third-party payment agents, our business may suffer and we cannot assure our current arrangements with Jiangxi Bank are deemed to be in compliance with regulatory requirement.

Third parties supply us with external data including credit histories, government data, social media data and blacklists, as well as big data analyses. Furthermore, third-party service providers maintain our security systems, ensuring confidentiality of data and prevention of malicious attacks. In addition, we rely on third parties for secure fund management and online payment and settlement. Furthermore, we entered into multiple investment, cooperation and financing arrangements with various third-parties during the fiscal year ended March 31, 2019 in an effort to expand our business operations and cultivate strategic relationships.

Our relationships with various third parties are integral to the smooth operation of our business and marketplace. Most of our agreements with third-party service providers are non-exclusive and do not prohibit third-party service providers from working with our competitors or from offering competing services. If our relationships with third-party service providers deteriorate or third-party service providers decide to terminate our respective business relationships for any reason, such as to work with our competitors on more exclusive or more favorable terms or if they themselves become our competitors, our operations may be disrupted. In addition, our third-party service providers may not uphold the standard we expected under our agreements, or disagreements or disputes may arise between us and the third-party service providers. Furthermore, our investment, cooperation and financing arrangements with third-parties may be affected by the change in the regulatory environment in the PRC, which may disrupt, or even force us to cease our relationships with third-parties. As a result, our reputation, business, financial condition and operation results could be adversely affected.

We rely on Jiangxi Bank to manage the investor funds, facilitate loans, collect service fees and ensure compliance with the relevant PRC laws and regulations that may be relevant to our business. On April 13, 2018, we renewed the payment settlement service cooperation agreement with Jiangxi Bank, with a term of one year from January 1, 2018 to January 1, 2019, in which Jiangxi Bank will act as our third-party payment agent. The agreement was automatically renewed for the period from January 1, 2019 to January 1, 2020, and can be automatically renewed for successive one-year periods provided that (i) neither Jiangxi Bank nor us notifies the other party in writing about its intention not to renew within one month after the expiration of any one-year period; and (ii) our operation and qualification remain in compliance with the agreement and Jiangxi Bank’s requirements. Third-party payment agents in China are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Some third-party payment agents have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If Jiangxi Bank were to suspend, limit or cease its operations, or if our relationship with Jiangxi Bank deteriorates or otherwise terminates, we would need to arrange substantially similar arrangements with other third-party payment agents.

We cannot assure that our current arrangements with Jiangxi Bank are deemed to be in compliance with regulatory requirement. Pursuant to the Notice Regarding Conducting Compliance Inspections on Online Lending Information Intermediary Issued by the Online Lending Rectification Office in August 2018, or Circular 63, the fund of loan repayments shall be debited or deducted via the borrower’s own account directly and shall not be transferred through any third-party’s bank account.

The repayment amount is transferred from the borrowers’ personal bank accounts into their respective custody accounts with Jiangxi Bank, from which such repayment amount is transferred into the custody accounts of the corresponding investors. In some events, the repayment amount is scheduled to be transferred from the borrowers’ personal bank accounts, among other steps, through the Jiangxi Bank accounts of a person or a corporate entity beneficially owned by Mr. Xiaobo An outside the Company group, for aggregation and subsequent allocation purposes, to the custody accounts of the corresponding investors. During the process, the borrowers direct the repayment amount to the Jiangxi Bank accounts of such person or corporate entity via third-party payment agents, and authorize Jiangxi Bank to aggregate and then promptly allocate such amount to the corresponding investors.

In the event the repayment process involves third-party payment agents, we cannot rule out the possibility that transmitting the loan repayments via third-party payment agents would be deemed as a violation of Circular 63.

In the event the repayment process involves the Jiangxi Bank accounts of a person or a corporate entity beneficially owned by Mr. Xiaobo An outside the Company group, as the Jiangxi Bank accounts of such person or corporate entity are opened with and under the monitoring of Jiangxi Bank, the risk of misappropriation of loan repayments is relatively low. However, we cannot rule out the possibility that transmitting the loan repayments via the Jiangxi Bank accounts of such person or corporate entity would be deemed as a violation of Circular 63. To the extent our current arrangements with Jiangxi Bank are deemed to be not in compliance with Circular 63, a material change to our business model may be required, and our business may be materially and adversely impacted.

Negative publicity about us, other third-party payment agents or the industry in general may also adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment agents to carry out the payment and custodian functions in connection with the origination of loans on our marketplace. If any of these were to happen, the operation of our platform could be materially impaired and our results of operations would suffer.

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

Any misappropriation fraudulent misuse of funds by any of our employees or third-party service providers in contravention of our protocols and policies may lead to regulatory and disciplinary proceedings involving us. We may be perceived to have facilitated or participated in the misappropriation or fraudulent misuse of funds and we could be subject to liability, damages, penalties and reputational damage. It is impossible to completely identify and eradicate all risks of misconduct or human errors, and our precautionary measures may not be able to effectively detect and prevent such risks from happening.

Occurrence of any of the above risks could result in a material adverse effect on our business and results of operations, as we are exposed to potential liability to borrowers and investors, reputational damage, regulatory intervention, financial harm. Our ability to attract new and retain existing borrowers and investors and operate our online marketplace as an ongoing concern may be impaired.

If our brand reputation is harmed in any way, including any allegation or negative publicity about us, our offline cooperation partner, third-party providers and the overall industry, in particular in relation to any misconduct, errors and system failure, our business and operating results may be materially and adversely affected.

We are exposed to the risk of negative publicity about us, our offline cooperation partner, third-party providers and the overall consumer finance marketplace industry in China. Negative press about the quality of loans and services, effectiveness, reliability and credibility of our marketplace, our proprietary credit assessment system, our ability to manage and resolve borrower and investor complaints, privacy and security measures and practices, litigation, regulatory landscape and the user experience on our marketplace, even if inaccurate, may lead to an adverse impact on our reputation and the use of our marketplace, which would harm our business and operating results. In January 2019, we were attacked by a short seller, alleging fraud in our financial reporting system. We conducted an internal investigation, with the assistance of forensic accountant, to evaluate these allegations. Based on the information reasonably available and reviewed as part of the investigation, the investigation did not identify any conclusive proof of fraud. In addition, two law firms launched investigations in connection with the short seller attack, though no securities lawsuits have been initiated, nor has there been any additional investigation notices as of the date of this annual report on Form 20-F. However, it is uncertain how these allegations and investigation notices ultimately may affect us. Any claims against us may require us to expend significant time and incur substantial costs to investigate, and there is no assurance that we will be able to conclusively refute such allegation within a reasonable period of time, if at all, which could adversely affect our reputation, business, financial condition and operation results.

As the PRC consumer finance marketplace industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity may have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted general regulations and specific rules to develop a more transparent regulatory environment for the consumer finance marketplace industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.” Many companies in China’s consumer finance marketplace industry have not been fully compliant with these regulations, which has adversely impacted the reputation of China’s consumer finance marketplace industry as a whole. For instance, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer finance marketplace industry in China in recent years. In June and July 2018, in response to tightening industry regulations and changing macro-economic conditions in China, there was an increase of news reports related to the difficulties, or even suspension of operation in some cases, encountered by certain individual lending marketplaces. Although the market exits of these companies may result in more healthy and stable development of the industry, to the extent borrowers or investors associate our company with these companies, our reputation may be similarly harmed and investor and borrower confidence on our marketplace may be adversely affected. Furthermore, misconduct by our employees, our offline cooperation partner, failures by us, our offline cooperation partner or our third-party service providers to meet expected standards and inability to completely protect borrower and investor confidential information and compliance failures and claims may also cause harm to our reputation and brand. Negative publicity about our offline cooperation partner can also affect our business and results of operations in a material manner if we rely on them or if borrowers and investors associate our Company with them.

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

PRC courts may join us as a third-party in lawsuits by investors against defaulting borrowers, which could materially and adversely affect our reputation and results of operation.

Various agreements are entered into among the approved borrower, the approved investor and us, as the service facilitator in the loan transaction. The agreements set forth key standard terms, including but not limited to, the identity of the borrower and investor, the interest rate, the loan principal, intended use of loan proceeds, the payment term, the bank account details, the repayment terms, our services and responsibilities as facilitator and the applicable penalties on breach and non-payment. In the event of borrower default, investors may bring lawsuits directly against the borrower in PRC courts, which may join us as a third-party in public record. Such negative publicity may have a negative impact on our reputation and results of operation, regardless of the decision of the PRC court.

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

•                                          the replacement of third-party guarantee providers due to tightened regulatory environment;

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

We provide investors with certain cash incentives to encourage greater participation in the loan products we facilitate on our online marketplace. We provide cash incentives to investors under our referral incentive program, as well as promotional incentive programs, from time to time. Upon the satisfaction of the terms and conditions under our referral incentive program or promotional incentive programs, investors can redeem their cash incentives for credit to be used on our online marketplace. We have experienced rapid growth in the number of investors, repeat investment and high transaction volume, partly attributable to our investor cash incentive program. The investor cash incentive program was intended to be a marketing tool to attract investors to commit to loan products, help us penetrate into the consumer lending business in our target market of medium-sized credit loans and increase the number of loan product transactions so as to allow us to benefit from increased transaction and service fees. However such cash incentives are accounted for as reduction of revenue, and are paid to the investor once the investment is paid before we are able to recoup the costs associated with these investor cash incentives. Our revenues may be reduced in periods where we have to issue an increasing amount of investor cash incentives, which may result in us incurring net losses and preventing us from achieving or maintaining profitability on a quarterly or annual basis. For a further description of our investor cash incentives, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Cash Incentives Reward Program.”

If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected.

We may experience unexpected changes in business conditions, creating additional capital and financing needs. We believe that our current cash and cash equivalents, anticipated cash flows from operating activities, the proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. However, we may need additional sources of liquidity if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or otherwise. If our available cash and cash equivalents on hand are insufficient to cover our expected cash requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in dilution to our shareholders. We cannot guarantee that financing will be available to us under terms acceptable to us, or at all.

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

•                                          creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•                                          loss that might be incurred due to our overseas investment activities.

If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended March 31, 2019. Our management has concluded that our internal control over financial reporting was effective as of March 31, 2019. See “Item 15. Controls and Procedures.”

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We heavily rely on the Internet infrastructure and telecommunications network in China for our operations and the smooth running of our online marketplace. A significant event or disaster, natural or man-made, including among others, fires, power outages, floods, strikes, terrorist attacks, coups d’état or other catastrophic events or problems, may adversely affect our servers, data centers, the offline branches of Hexin Group and our offices. Our business may be disrupted and we may lose critical data or experience interruptions, delays and compromising of our business operations and services. Our third party data suppliers and service providers may also be similarly affected and may not be able to provide our users and us with the support needed. In particular, if our disaster recovery plans prove to be ineffective or inadequate, the aforementioned risks will be further worsened. We do not currently serve network traffic equally from each data center. If our primary data center shuts down, there will be a period of time that our loan products or services, or certain of our loan products or services, will remain inaccessible to the borrowers and investors on our marketplace, such borrowers and investors may experience severe issues accessing the loan products and services.

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

In this annual report on Form 20-F we have utilized data and information from external sources including various third parties comprising government sources and private entities such as industry consultant iResearch. Such external sources of statistical data include projections based on numerous assumptions. The consumer loans industry, especially the private consumption upgrade segment, and the overall credit industry, may not grow at the projected rate provided by these external sources, or at all. The performance of the overall industry and segment affects our business and market price of our ADSs, especially if they fail to grow at the projected rate. Further, the new and constantly evolving environment of the industry and market results in significant uncertainties, and the projections or estimates about the growth of the market in which we operate in should be considered in this context. If any of the assumptions underlying the market data prove to be incorrect, discrepancies between the projections and actual results may emerge.

We have not independently verified data and information obtained from third party external sources, and the method of collection and methodologies employed by such third parties may differ from ours. In addition, these industry reports and publications generally include a disclaimer that the information therein is believed to be reliable but which accuracy and completeness cannot be guaranteed.

The audit reports included in this annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is currently unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm is not currently inspected fully by the PCAOB. This lack of PCAOB inspections in the PRC prevents the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which established a cooperative framework among the parties for the production and exchange of audit documents relevant to investigations in the United States and the PRC. On inspection, it appears that the PCAOB continues to be in discussions with the mainland PRC regulators to permit inspections of audit firms that are registered with the PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. However, it remains unclear what further actions the SEC and the PCAOB will take and its impact on Chinese companies listed in the U.S.

Inspections of other firms that the PCAOB has conducted outside the PRC have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct full inspections of auditors in the PRC makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside the PRC that are subject to the PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the mainland PRC affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in the PRC of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in the PRC and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland PRC affiliates of the “Big Four” accounting firms (including the mainland PRC affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the PRC accounting firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the PRC accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The PRC accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure, which, under its supervision and subject to its approval, requested that classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years from the settlement date, which was February 6, 2019. Despite the ending of the proceedings, the presumption is that all parties will continue to apply the same procedures. The SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law. If additional challenges are imposed on the Chinese affiliates of the “big four” accounting firms, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, US-listed companies with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC. Moreover, any negative news about any such future proceedings against these accounting firms may cause uncertainty to investors regarding US-listed companies with major PRC operations, and the market price of our ADSs may be adversely affected.

If the PRC affiliate of our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act.

Such a determination could ultimately lead to the delisting of our ADSs from the Nasdaq Global Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

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

Our founder, chairman and executive director, Mr. Xiaobo An, exerts strong influence on our board of directors and management. He plays an integral role in Company decisions and formulating our corporate strategies. In addition, Mr. Xiaobo An is the sole executive director of, and beneficially owns Hexin Financial Technology, which wholly-owns both Hexin Information and Hexin Financial Information. Therefore, Mr. Xiaobo An also controls the decision making of our offline cooperation partner to a large extent. After our initial public offering, Mr. Xiaobo An continues to have considerable influence over our corporate affairs, including matters that require shareholder approval, including, among others, the election of directors, approving statutory mergers, and amending our constitutional documents. This concentration in control will limit your ability to influence corporate matters and may discourage potential merger, takeover or other change of control transactions, which could have the effect of depriving holders of our shares and ADSs of the opportunity to sell their shares at a premium over the prevailing market price.

If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties.

Foreign ownership of Internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated in 2007, as amended in 2011, 2015 and 2017, respectively, and other applicable laws and regulations. We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our online consumer finance marketplace business in China through a series of contractual arrangements entered into among Hexin Yongheng, Hexin E-Commerce and the shareholders of Hexin E-Commerce. As a result of these contractual arrangements, we exert control over Hexin E-Commerce and consolidate its operating results in our financial statements under US GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” Furthermore, to comply with PRC laws and regulations, we conduct our online microlending operations in China through a series of contractual arrangements entered into among Hexin Yongheng, Wusu Company and the shareholders of Wusu Company. As a result of these contractual arrangements, we exert control over Wusu Company and consolidate its operating results in our financial statements under US GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiary, Tianjin Haohongyuan and our consolidated variable interest entities, and the contractual arrangements (i) among Hexin Yongheng, Hexin E-Commerce and the shareholders of Hexin E-Commerce and (ii) among Hexin Yongheng, Wusu Company and the shareholders of Wusu Company are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Investment.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with US GAAP.

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

The equity interests of Hexin E-Commerce are held by Mr. Xiaobo An, Mr. Xiaobin Zhai and Mr. Xiaoning An, our founders. The equity interests of Wusu Company are held by Mr. Ming Jia, Mr. Shiwei Wu and Hexin E-Commerce. Hexin Information, incorporated in December 2015, and Hexin Financial Information, incorporated in April 2014, are both wholly-owned by Hexin Financial Technology as of the date of this annual report on Form 20-F. Mr. Xiaobo An is the sole executive director and beneficial owner of Hexin Financial Technology, and therefore controls each of Hexin Information and Hexin Financial Information. The interests of Mr. Xiaobo An, Mr. Xiaobin Zhai and Mr. Xiaoning An in Hexin E-Commerce, the interests of Mr. Xiaobo An in Hexin Financial Technology, the interests of Mr. Xiaobo An in Hexin Information and Hexin Financial Information and the interests of Mr. Ming Jia, Mr. Shiwei Wu and Hexin E-Commerce in Wusu Company, may, however, differ from the interests of our company as a whole. These shareholders may have conflicts of interest with our company, and may breach, or cause Hexin E-Commerce or Wusu Company, as the case may be, to breach, our contractual arrangements, such as preventing it to remit payment due to us on a timely basis, or cause Hexin Group to breach the cooperation arrangements such as preventing them from referring offline borrowers to us, or performing other acts of non-performance adverse to our interests. We cannot assure you that when such conflicts of interest arise, if any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor such that we may not be able to control our variable interest entities effectively and enjoy economic benefits under our contractual arrangements in relation to Hexin E-Commerce and Wusu Company and the cooperation arrangements among Hexin E-Commerce, Hexin Information and Hexin Financial Information.

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

One of our variable interest entities, Hexin E-Commerce, holds assets material to our business operations, including the Internet information services license, or the ICP License, domain names and trademarks and software licenses. Another of our variable interest entities, Wusu Company, holds assets material to our online microlending business. Under our present contractual arrangements, Hexin E-Commerce and Wusu Company cannot, and their respective shareholders shall not cause Hexin E-Commerce and Wusu Company, respectively, to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the respective business without our prior consent. However, if the shareholders of either variable interest entity initiates liquidation proceedings in breach of our contractual arrangements, such that the variable interest entity undergoes voluntary or involuntary liquidation proceedings, or if it declares bankruptcy and all or part of its assets become subject to the claims of third party creditors, liens or are otherwise disposed of without our consent, we may not be able to continue our business operations, which would materially and adversely affect our financial conditions and results of operations.

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

In particular, PRC laws and regulations concerning the marketplace lending service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the marketplace lending service industry in the future. See “—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, developments in the marketplace lending service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

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

In November 2016, the China Banking Regulatory Commission, or the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance to the Administration of Filing and Registration of Online Lending Information Intermediaries, or the Guidance of Administration, which provides general filing rules for online lending intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on the nationwide online lending, or the Online Lending National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filing. Circular 57 also requires local governmental authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed. We have submitted our P2P Compliance Self-Inspection Report to Beijing Municipal Bureau of Financial Work in accordance with Circular 57. It was also followed by an inspection by the

Beijing Internet Finance Industry Association. In June 2019, Beijing Local Financial Supervision and Administration (formerly the Beijing Municipal Bureau of Financial Work) concluded its field inspection work of the Company. However, the financial regulatory authorities of Beijing are still in the process of formulating detailed implementation rules regarding the filing procedures, and to our knowledge, none of the online lending information intermediaries in Beijing, including us, have been permitted to submit filing applications as of the date of this annual report on Form 20-F. Therefore, the deadline for record-filing will be postponed. We cannot assure you when we will be able to submit our filing application and once submitted, whether such application will be accepted by the local financial regulatory authorities or any other competent regulatory authorities as relevant laws and regulations continue to develop and evolve. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

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

Our online marketplace, operated by our consolidated variable interest entity, Hexin E-Commerce, may be deemed to be providing (i) commercial Internet information services, which would require Hexin E-Commerce to obtain an ICP License (an ICP License is a value-added telecommunications business operating license required for the provision of commercial Internet information services), and (ii) domestic call center services, which would require Hexin E-Commerce to obtain a value-added telecommunications business operating license required for the provision of domestic call center services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunication Services.” Hexin E-Commerce, our PRC consolidated variable interest entity has obtained an ICP License as an Internet information provider. However, the Online Lending Information Intermediaries Measures require online lending information intermediaries to apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. As the detailed provision for such telecommunication business operating licenses has not been published, there is uncertainty as to which type of license is required for online lending information intermediaries. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Hexin E-Commerce will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. Hexin E-Commerce has not obtained a value-added telecommunications business operating license required for the provision of domestic call center services. According to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, those who conduct telecommunications business without a license shall be ordered by the relevant authorities to redress the violations and the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income may be imposed. If there is no illegal income or such income is lower than RMB50,000 (US$7,450), a penalty between RMB100,000 (US$14,900) to RMB1,000,000 (US$149,005) shall be imposed. In a serious case, the business shall be suspended.

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

Any violation of the Online Lending Information Intermediaries Measures by an Information Intermediary after they come into effect, may subject such Information Intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,470).

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

In addition to the Guidelines and the Online Lending Information Intermediaries Measures, there are certain other rules, laws and regulations relevant or applicable to the online marketplace lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. In December 2017, the Internet Finance National Rectification Office and the Online Lending National Rectification Office jointly issued Circular 141, outlining general requirements on the “cash loan” business conducted by online microlending companies, banking financial institutions and online lending information intermediaries. In December 2017, the Online Lending National Rectification Office issued Circular 57 which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. For more information see “ — Risks Related to PRC Laws Regulating Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” In May 2018, the Internet Finance National Rectification Office issued Letter 59, which provides further requirements on several matters in connection with the “cash loan” business, and violation of Letter 59 may result in penalties, including but not limited to suspension of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

On February 22, 2017, the CBRC released the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a depository account with a qualified bank and depositing online lending funds. To the extent our current arrangements with Jiangxi Bank are deemed to be not in compliance with the Guidelines, the Administrative Measures, the Online Lending Information Intermediaries Measures and the Guidelines of Depositing Lending Funds or if changes to these arrangements are required by future rules or regulations, including those proposed in the Guidelines of Depositing Lending Funds, a material change to our business model may be required and our business may be materially and adversely impacted. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.” In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Guidelines on the Information Disclosure of Business Activities by Online Lending Information Intermediaries, or the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interview, warning letter, rectification, tainted integrity record, fines up to RMB30,000 (US$4,470), and criminal liabilities if the act constitutes a criminal offense. Since various detailed requirements of information disclosure are made by the Disclosure Guidelines, we may need to adjust or change our methods of information disclosure and content of information disclosed within the rectification period in order to fully comply with the Disclosure Guidelines. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

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

In order to continue to attract new and retain existing investors and to remain consistent with the current industry practice in China, we transitioned from the risk reserve liability policy to a third-party insurance arrangement with Changan Insurance, which was later replaced by the Guarantee Plan with Zhengxuan Guarantee. Subject to the terms and limits in the Guarantee Plan, investors can recover an amount up to the loan residual principal and three months of accrued interest in the event of loan default. We intend to continue this practice for the foreseeable future. However, as the industry continues to evolve and becomes more sophisticated and our business develops, we may revisit our policy or the terms on which we offer protection to investors over borrower default risk. Furthermore, we cannot assure you that the cooperation with Zhengxuan Guarantee thereof will not be viewed by the PRC regulatory authorities as providing a form of guarantee or otherwise a form of “credit enhancement service” prohibited under the Guidelines.

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

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers, including online lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Online Lending Information Intermediaries Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks. On October 11, 2018, the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC and the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports, etc. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

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

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission, or the NDRC, on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company, or two times of the net assets provided in the latest audited financial report of such PRC subsidiary, as applicable. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, the maximum amounts of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of Renminbi and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. However, for a one-year grace period starting from January 11, 2017, a foreign-invested company such as our PRC subsidiaries may elect to determine the maximum amount of its foreign debt in according with the rules in effect prior to Circular 9, or to comply with Circular 9. On the other hand, PRC domestic companies such as our consolidated variable interest entities must comply with Circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the NDRC in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the NDRC or its local counterpart and must also be registered with SAFE or its local branches.

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

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary ’ s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary ‘s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange — Regulations on Stock Incentive Plans.”

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

In connection with the EIT Law, the SAT issued the Circular on Strengthening the Administration of Enterprise Income Tax on Non-resident Enterprises’ Equity Transfer Income, or Circular 698, which became effective as of January 1, 2008, the Notice on Issues Concerning Process of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59 on April 30, 2009, and the Announcement of the State Administration of Taxation on Several Issues concerning the Enterprise Income Tax on the Indirect Transfers of Properties by Non-Resident Enterprises, or the SAT Announcement 7, on February 3, 2015. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred to as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a “reasonable commercial purpose”, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. If a transferor fails to declare for payment timely or in full of the tax due on proceeds from indirect transfer of PRC taxable assets and the withholding agent also fails to withhold such tax, the tax authority shall, in addition to supplementary collection of such tax, also charge for interest on a daily basis from the transferor according to the EIT Law and its implementation rules. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose. On October 17, 2017, the SAT issued the Bulletin of SAT on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or Bulletin 37, which came into effect on December 1, 2017 and was amended in June 2018, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of the income of non-resident enterprises.

Accordingly, we and non-resident enterprise investors face uncertainties on the reporting and consequences on future private equity-financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed, under Circular 59 , Circular 698, the SAT Announcement 7 and Bulletin 37, and we may be required to expend valuable resources to comply with Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37 or to establish that we and our non-resident enterprises should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Additionally, the PRC tax authorities have the discretion under SAT Circular 59, Circular 698 , the SAT Announcement 7 and Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. Although we currently have no plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

RISKS RELATED TO OUR ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has ranged from US$1.87 to US$13.52 per ADS in 2018. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

•                                          replacement of existing third-party service providers;

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

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have been the subject of short selling, and it is not clear what long-term effect such negative publicity could have on us. We may also be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

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

We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such , you must rely on price appreciation of our ADSs for return on your investment.

On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS).

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2019, we had 49,204,083 ordinary shares outstanding. Among these shares, 5,036,950 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2019 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC for the current and any subsequent taxable years. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2020 or any future taxable year.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information see “ Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

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

As of the date of this annual report on Form 20-F, our executive officers and directors (including Mr. Xiaobo An, our founder and chairman) beneficially own approximately 31,980,800 ordinary shares, or approximately 65.0% of our outstanding ordinary shares. As a result, they could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Hexindai Inc. was incorporated in Cayman Islands to be our holding company in April 2016. Hexindai Inc. then established a wholly-owned subsidiary in Hong Kong, Hexindai HK, in May 2016, and Hexindai HK further established Beijing Hexin Yongheng Technology Development Co. Ltd., or Hexin Yongheng, our wholly-owned subsidiary in China, in August 2016.

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

In August 2017, we established Wusu Company, an online microlending business. Hexin E-Commerce, Mr. Ming Jia and Mr. Shiwei Wu are the shareholders of Wusu Company, owning 94.0%, 5.0% and 1.0% of the equity interests in Wusu Company, respectively, as of the date of this annual report on Form 20-F. We obtained control and became the primary beneficiary of Wusu Company in January 2018 by entering into a series of contractual arrangements with Wusu Company and its shareholders. See “—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce and Wusu Company.” We currently conduct our online microlending business primarily through Wusu Company.

In June 2018, we incorporated HX Asia Investment Limited, a wholly-owned subsidiary in the British Virgin Islands, for the purpose of acquiring a 19.99% equity stake in Musketeer Group Inc. In January 2019, we incorporated HX China Investment Limited, a wholly-owned subsidiary in the British Virgin Islands, for the purpose of acquiring a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd. See “—B. Business Overview—Business Expansion and Cooperation.” In May 2018, Hexindai HK incorporated Tianjin Haohongyuan, a wholly-owned subsidiary in China, for the purpose of providing loan assistance functions such as borrower assessment to Phoenix Intelligent Credit Group Ltd. in connection with the acquisition.

On August 9, 2018, we acquired a 19.99% equity stake in Musketeer Group Inc., an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. This acquisition fits with our larger strategy to explore overseas opportunities by leveraging our extensive experience and expertise in new high-growth markets.

In December 2018, we established Trust 1 with the Trust Company as part of our strategy to diversify the funding sources. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, the Trust Company facilitates personal credit loans through Trust 1 for an initial aggregate principal amount of RMB300 million (US$44.7 million) to borrowers under the loan assistance program referred by us. As of March 31, 2019, Trust 1 was just established and started to facilitate loans.

In March 2019, we completed the acquisition of a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd., operator of one of China’s leading peer-to-peer lending platforms and a wholly-owned subsidiary of Phoenix Financial Group Ltd., for a total consideration of approximately US$29 million. We expect this cooperation to expand our consumer credit loan business and enhance our big data-driven risk management systems to create synergies.

As of the date of this annual report on Form 20-F, Hexin E-Commerce has six branches and five subsidiaries. These branches and subsidiaries provide consultancy services for and IT support to Hexin E-Commerce. One of the six branches of Hexin E-Commerce, Hefei Branch, includes a call center established in September 2018 and operated by Hexin E-Commerce. Hefei Branch assists us in providing investor support services, maintaining existing investors and attracting new investors in a more cost-effective manner.

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

B.                                    Business Overview

We are a fast-growing consumer lending marketplace facilitating loans to meet the increasing consumption demand of the emerging middle-class in China. We facilitate credit loans ranging from RMB1,500 (US$224) to RMB200,000 (US$29,801), with a primary focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$2,980) to RMB160,000 (US$23,841) to borrowers on our online marketplace. We offer borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. We offer investors various types of investment products with appropriate risk levels and risk-adjusted returns.

Our Borrowers

Borrower Profile and Demographics

We target the growing consumption demand of the emerging middle class in China. This segment of the Chinese population is demonstrating growing consumption demands for premium goods and services in pursuit of an upgraded lifestyle and is spending more money on discretionary products and services.

In the fiscal year ended March 31, 2019, our online borrowers consisted of 72.2% male and 27.8% female, 90.9% married, 94.2% having received higher education and 32.3% with real property. In the fiscal year ended March 31, 2019, most of our loans were used by online borrowers for consumption upgrade purposes, with approximately 12.5% used for goods and services such as luxury goods, travel, cosmetic surgery, continuing education and home decoration.

Borrower Acquisition

We utilize online and offline channels to acquire borrowers, combining both an online platform and the extensive offline networks of our offline cooperation partner, Hexin Group, which is beneficially owned by our controlling shareholder. In the fiscal year ended March 31, 2019, we facilitated loans to 84,891 borrowers with a total amount of loans of RMB3,788.2 million (US$564.9 million), compared to 101,172 borrowers with a total amount of loans of RMB8,332.1 million (US$1,257.6 million) in the fiscal year ended March 31, 2018. From inception of our business to March 31, 2019, we had a total of 227,557 borrowers, cumulatively.

The decline in the number of borrowers in the fiscal year ended March 31, 2019 was primarily due to our application of stricter internal control since the third quarter of the fiscal year ended March 31, 2019 as a response to tightened industry regulation levying heightened requirements on consumer lending marketplaces, including requirements on the qualification, operation model, information disclosure and custody accounts practice. See “—Compliance Initiative.” Since the application of stricter internal control, we have maintained an average approval rate of 9% and 11% for borrowers of medium-sized credit loans and borrowers under the loan assistance program for the third and fourth quarter of the fiscal year ended March 31, 2019, respectively, compared to those of 18% and 12% for the first and second quarter of the fiscal year ended March 31, 2019, respectively.

We acquire borrowers directly through our online marketplace, which offers various types of tailored credit loan products. For more information regarding our products, see “—Our Products and Services.” We also acquire borrowers through referrals from our offline cooperation partner’s extensive nationwide on-the-ground sales network in China as part of our contractual arrangements with Hexin Group. Under the contractual arrangements, Hexin Group refers offline borrowers to us for our loan products, and we then offer our online loan facilitation services to these offline borrowers. Upon successful facilitation and execution of a loan, the offline borrower will enter into an agreement and pay a consultation services fee directly to Hexin Group. The borrower will also enter into a separate loan agreement and platform service agreement with us. Hexin Group carries out the initial stage of the risk management process through conducting physical interviews, document collection and data processing as part of their services provided to all referred borrowers. In the fiscal year ended March 31, 2019, the total amount of loans to borrowers acquired through our offline channels constituted 76.9% of the total amount of loans we facilitated, compared to 88.7% and 100.0% for the fiscal year ended March 31, 2018 and 2017, respectively. Our cooperation partner receives consultation fees from borrowers whereas we independently receive loan facilitation or management service fees from borrowers. During the course of the facilitation of a loan, we do not receive any fees from our cooperation partner, and vice versa. For more information regarding our contractual arrangements with Hexin Group, see “—C. Organizational Structure—Our Relationship with Hexin Group.”

We utilize sales and distribution channels to attract new borrowers. We also utilize traffic acquisition and online marketing channels, including (1) application stores on various mobile platforms to distribute applications, (2) search engines, and (3) cost per sale channels.

Our Investors

Investor Profile and Demographics

We welcome all investors domiciled in China to participate in the investment opportunities provided on our marketplace. Currently, we focus our efforts on attracting individual investors. This large and rapidly growing sector of Chinese individual investors is currently underserved by traditional investment products in China. The annualized investment return on our marketplace for the fiscal year ended March 31, 2019 ranged from 6% to 12%, which was higher than those of traditional investment products, including bank deposits, bonds and wealth management products. In the future, we plan to expand and diversify our investor base from our current focus on individual investors to also include institutional investors, such as banks, trust funds and other institutional investors, as well as more high-net-worth individuals who may invest larger amounts of funds.

In the fiscal year ended March 31, 2019, our investors profile consisted of 52.9% male and 47.1% female. In terms of age groups, 19.4% of our investors were in their 20’s, 34.4% in their 30’s, 22.2% in their 40’s, 15.0% in their 50’s, and 9.0% in other age groups.

Investor Acquisition

We attract investors to our marketplace through multiple sales and distribution channels, including our website, mobile application, H5 and social media (such as WeChat and Weibo) and through cooperation with online platforms. We utilize similar online channels to acquire investors as those used to acquire online borrowers.

Our investor acquisition strategies primarily include our cash incentive program and sales and marketing campaigns for our mobile applications, customer referrals and promotional activities for institutional investors. All of our investors are acquired through online channels.

Since inception to March 31, 2019, the aggregate investment return gained by investors was RMB1,397.8 million (US$208.4 million). In the fiscal year ended March 31, 2019, 118,247 investors made investments on our marketplace, with a total amount of investment of RMB5,888.9 million (US$877.5 million), compared to 137,950 investors with a total amount of investment of RMB9,915.0 million (US$1,477.4 million) in the fiscal year ended March 31, 2018. In the fiscal years ended March 31, 2018 and 2019, the average amounts invested by each investor were RMB71,874 (US$10,710) and RMB49,802 (US$7,421), respectively.

The decline in the number of investors and the average investment amounts in the fiscal year ended March 31, 2019 was primarily due to the turmoil experienced by China’s consumer credit and marketplace lending industry as a result of tightened industry regulation since the second quarter of the fiscal year ended March 31, 2019. Some consumer lending marketplaces were suspended or shut down due to their failure to meet the heightened requirements imposed by PRC regulatory authorities, including requirements on the qualification, operation model, information disclosure and custody accounts practice. Due to this development, investor sentiment has been low across the market, resulting in a reduction in the amount of investment on our platform.

Our investors favor quick and convenient investments with attractive risk-adjusted returns. We provide user-friendly tools to investors on our online marketplace in order for the investors to customize and manage their investments. An investor can create a user account on our marketplace through a few simple steps. The investor is then directed to the website of Jiangxi Bank to create a custody account. We do not impose any requirement to commit funds to any loans so that investors have the flexibility to withdraw their uncommitted funds at any time. If an investor commits funds to his or her custody account with Jiangxi Bank but has not invested in any loan product, interest is payable based on the PBOC interest rates. To encourage investors to increase their investment activity and investment amounts on our marketplace, we have established a VIP investor loyalty program. VIP investors who have registered higher activity levels and investment amounts on our marketplace are offered lower management fees.

We have attracted a loyal investor base since our inception. From inception of our business to March 31, 2019, we had a total of 278,937 investors, cumulatively. As of March 31, 2019, 82.4% of investors who invested for the first time on our marketplace from our inception to March 31, 2015 have invested more than once on our marketplace; 74.3%, 46.7%, 54.3% and 35.3% of investors who invested for the first time on our marketplace during the fiscal years ended March 31, 2016, 2017, 2018 and 2019, respectively, have invested more than once on our marketplace. We believe the repeat investor rate illustrates the degree of customer loyalty of our investors. Furthermore, we have introduced a referral incentive program offering a cash reward to an existing investor upon each successful referral of a new investor, and upon the new investor’s subsequent successful referral of another new investor. For the fiscal years ended March 31, 2018 and 2019, referred investors contributed to approximately 38.5% and 36.4%, respectively, of the total amount of funds invested.

VIP Investor Loyalty Program

To encourage investors to increase their investment activity on our marketplace, we have established a VIP investor loyalty program, in place since August 2015 and upgraded in June 2018, which offers VIP investors various benefits such as birthday gift pack, medical examination service and travel funds, and discounts on service fees such as the post-origination service fees, loan transfer service fees, and emergency exit service fees, based on their VIP membership levels. We decide an investor’s VIP membership level based on an investor’s outstanding investment amount. Once an investor reaches a certain level of outstanding investment amount, the investor may be promoted to a higher VIP membership level so that he or she can enjoy more benefits and discounts. The criteria for the VIP investor loyalty program and the benefits and discounts can be modified at the management’s discretion from time to time.

There are six “VIP” membership grades, including VIP1 through VIP5 with the ultimate level as Supreme. Under the latest promotional campaign in the fourth quarter of the fiscal year ended March 31, 2019, the Supreme investors may enjoy as low as a 0% post-origination service fee. The rate of post-origination service fee increases incrementally from 5% for VIP5 investors until it reaches 9% for VIP1 investors. Non-VIP investors, or regular investors, are subject to a 10% post-origination service fee.

The following table shows the number of VIP investors who made loan investments during the specified financial period by membership level:

	For the Fiscal Years ended March 31,
	2017	2018	2019
Non-VIP investors	12,881	13,910	84,756
VIP1	46,598	116,720	19,842
VIP2	2,431	4,470	11,199
VIP3	1,142	2,224	1,563
VIP4	270	591	854
VIP5	13	35	29
Supreme	—	—	4
Total	63,335	137,950	118,247

The following table sets forth the loan amounts and percentages of total investment by investors of each VIP level for the periods indicated:

	For the Fiscal Years ended March 31,
	2017		2018		2019
	(in million RMB)	% of total	(in million RMB)	% of total	(in million RMB)	% of total
Non-VIP	231.5	7.0	369.8	4.4	472.6	12.5
VIP1	1,955.6	58.9	6,038.8	72.6	2,273.0	60.0
VIP2	443.3	13.4	670.6	8.0	430.7	11.4
VIP3	407.8	12.3	740.9	8.9	306.3	8.1
VIP4	250.2	7.5	435.1	5.2	229.5	6.0
VIP5	29.0	0.9	76.9	0.9	42.7	1.1
Supreme	—	—	—	—	3.0	0.1
Institutional investors(1)	—	—	—	—	30.4	0.8
Total(2)	3,317.5	100.0	8,332.1	100.0	3,788.2	100.0

 Note:

(1) Represent investments made by institutional investors. See “—Loan Assistance Program” for more details. We do not assign VIP membership levels to institutional investors.

(2) Since the VIP program began in August 2015, all loan amounts before August 2015 were accounted for by Non-VIP investors.

Our Products and Services

Products and Services to Borrowers

We facilitate credit loans ranging from RMB1,500 (US$224) to RMB200,000 (US$29,801), with a primary focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$2,980) to RMB160,000 (US$23,841) to borrowers on our online marketplace. Prior to the third quarter of the fiscal year ended March 31, 2018, our loan products can be generally categorized as credit loans and secured loans, depending on whether the borrower provided security for the loan. The secured loans on our online marketplace are designed to meet the needs of borrowers who need short-term loans of medium to large amounts, whereas the credit loans are designed to address the consumption needs of borrowers who need long-term loans of small to medium amounts. Each loan product is differentiated primarily by five parameters: (i) the amount of the loan principal; (ii) the duration of the loan; (iii) the APR (as described below); (iv) the mode and frequency of repayment; and (v) the use of the loan proceeds. As part of our business strategy, we had shifted our focus from secured loans to credit loans due to the higher gross billing ratio of credit loans. As a result, we ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of the fiscal year ended March 31, 2018. For the fiscal year ended March 31, 2019, all of the loans facilitated on our marketplace were credit loans.

Borrowers are charged based on an annual percentage rate, or APR, which is expressed as a single percentage number that represents the actual annualized cost of borrowing over the term of a loan. The APR comprises (i) a nominal interest rate that borrowers pay investors, and (ii) a loan facilitation or loan management service fee that we charge for our services. For the fiscal year ended March 31, 2019, more than 92.0% of the credit loans have terms of 36 months, and the APR of our credit loans during the same period ranged from 25.4% to 36.0% for loans with terms of 36 months. For the fiscal year ended March 31, 2019, the annualized nominal interest rate ranged from 6% to 12%. The loan facilitation or loan management service fee we charge for our loan facilitation and other services is based on a percentage of the loan amount. The gross billing ratio ranged from 8.6% to 17.2% for the fiscal year ended March 31, 2019.

Borrowers can access our marketplace through multiple channels, including Internet, mobile applications, and social media, and through the online platforms with which we cooperate. These channels, including our website and mobile application, allow borrowers to conveniently monitor the status of their loans online, including relevant information such as payment schedules.

Medium-sized Credit Loans

Credit loans are unsecured loans that can be used to make various consumer purchases, with higher APR and allowing borrowers to make repayments over a longer period of time, compared to secured loans which are short term loans. We primarily facilitate medium-sized credit loans in amounts ranging from RMB20,000 (US$2,980) to RMB160,000 (US$23,841) with terms of typically 12 months to 36 months. Borrowers usually repay by equal loan payments fully amortized and pay loan facilitation fees to us on the day when the loan proceeds are released to them or monthly over the term of the loans. The total amount of credit loans we facilitated on our marketplace experienced significant decrease in the fiscal year ended March 31, 2019, representing a decrease of 55.3% from RMB8.3 billion (US$1.2 billion) in the fiscal year ended March 31, 2018 to RMB3.7 billion (US$0.6 billion) in the fiscal year ended March 31, 2019. See “Item 3—D. Risk Factors—Risks Related to Our Business and Industry—If our brand reputation is harmed in any way, including any allegation or negative publicity about us, our offline cooperation partner, third-party providers and the overall industry, in particular in relation to any misconduct, errors and system failure, our business and operating results may be materially and adversely affected.” and “—Regulation—Regulations Relating to Online Consumer Lending.” for more information.

We further categorize and tailor our loan products according to borrower segmentation and the different consumption financing needs of borrowers. We currently facilitate several tailored loan products, including car-owner loans, provident fund loans, insurance-holder loans and premier customer loans. We also segment our borrower applicants into five different credit grades, which we refer to as Grade A to Grade E. Among the five credit grades, Grade A represents the lowest risks associated with the borrowers, while Grade E represents the highest risks. Because of the different level of risk required to facilitate loans to Grade A, B, C, D and E borrowers, the rate of the loan facilitation or management service fee that we charge borrowers varies depending on the pricing grade of the loan facilitated. Any material change in the product mix and pricing could have a significant impact on our profitability and net income.

Microfinancing Loans

Microfinancing loans are small-sized and short-term credit loans offered in amounts ranging from RMB1,500 (US$224) to RMB20,000 (US$2,980) with terms of typically two to 12 months. We began offering microfinancing loans in January 2019, which target borrowers with a lower average income level than those of medium-sized credit loans. Due to the small size and short terms of these microfinancing loans, we deploy an automatic system similar to that of our medium-sized credit loans to conduct verification, make assessment and grant approvals. The total amount of microfinancing loans we facilitated on our marketplace in the last quarter of the fiscal year ended March 31, 2019 reached RMB90.0 million (US$13.4 million).

Secured Loans

Secured loans are loans requiring collateral, normally in larger loan amounts, lower APR and offered to borrowers who generally have greater liquidity and capital needs. Prior to the third quarter of the fiscal year ended March 31, 2018, we offered secured loans in amounts ranging from RMB 0.2 million (US$31,885) to RMB8.0 million (US$1.3 million) with terms of generally one to nine months. As part of our business strategy, we have shifted our focus from secured loans to credit loans due to the higher gross billing ratio of credit loans. As a result, we ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of the fiscal year ended March 31, 2018.

Products and Services to Investors

Through our online marketplace, we provide investors with investment services and products including portfolio investments and individual investments. Investors can choose and customize their preferred loan investments. In addition, our online marketplace allows investors to transfer their loan commitments to other investors under certain circumstances and access our live support services. We charge each investor a post-origination service fee for using our marketplace, which is primarily the difference between the interest rates on the underlying loans and the targeted returns offered to investors. The post-origination service fee is calculated as a percentage of the interest for the underlying loan product. We have established a VIP investor loyalty program in which there are six VIP membership grades. The highest level VIP investors may enjoy as low as a 0% post-origination service fee, whereas non-VIP investors are subject to a post-origination service fee of 10%. For more information regarding our VIP investor loyalty program, see “—VIP Investor Loyalty Program.”

Portfolio Investment

Portfolio investment has provided our investors with risk-adjusted returns and a convenient means of investment without having to monitor the process of each loan. In November 2018, we started to offer “Intelligent Choice”, a portfolio investment product upgraded from the previous “Freedom Wallets” and “Stable Wallets” products to our investors with designated loan amounts, APRs and payment terms. Investors of our previous Wallets products may choose to continue holding these products until their maturity according to the terms therein, or they may choose to exchange their Wallets products with the latest Intelligent Choice product.

For an Intelligent Choice product, investors agree to invest a specified amount of funds for a fixed period of time, such as six months or 12 months, into a portfolio of loan products without the option to exit early. Such portfolio consists of individual loan products diversified in credit ratings, terms and type of investment products so as to optimize the balance of risk. According to their different risk appetites, investors may choose from different types of Intelligent Choice products that either pay the principal and interest in a lump sum upon the full exit of the investor, or pay monthly interests with the principal payable upon the full exit of the investor.

The minimum investment in an Intelligent Choice is RMB1,000 (US$149), which may be increased in increments of RMB1,000 (US$149). For the fiscal year ended March 31, 2019, the annualized rates of return to investors for portfolio investments, including Wallets products, ranged between 6% and 12%, depending on the duration of the committed investment and the different terms and conditions of the respective loan products. We do not, however, guarantee any minimum return to investors. For the fiscal year ended March 31, 2019, over 99.2% of funds invested by investors through our marketplace were invested utilizing portfolio investment products.

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

The minimum threshold for a lending commitment made through individual investment is RMB50 (US$7.5). For the fiscal year ended March 31, 2019, the annualized rates of return offered to an investor for individual investments ranged between 6% and 12%, depending on the duration, terms and conditions of the respective loan products. We do not, however, guarantee any minimum return to investors.

Loan Transfer

For investors in our previous Wallets products, we facilitate them in making loan transfers on our marketplace so that they can flexibly transfer their creditor rights associated with specific Wallets products to other willing investors and therefore exit their investments. We list the secondary loan products on our marketplace under “Transfer of Loans” and other investors can select and invest in these existing loan products. Upon the commitment of a new investor, the original investor will receive his or her outstanding principal and accrued interest through the online third-party payment service provider. If investors transfer their Wallets products within the “lock-up period”, we charge them a one-time emergency transfer fee for each loan transferred on our marketplace, whereas no transfer fee is charged for the transfer of Wallets products after the expiration of their respective “lock-up period”. Upon execution of a loan transfer agreement, the creditor rights and obligations are assigned to the new investor.

For investors in our Intelligent Choice products, we automatically place the products up for transfer upon the expiration of the investment period, and we do not charge any transfer fee. Unlike our previous Wallets products, we do not list any Intelligent Choice product on our marketplace for other investors to choose from and invest in, but rather use an automatic matching process among other existing investors until the product being transferred is subscribed for, at which point the transferring investor fully exits. Upon execution of a loan transfer agreement, the creditor rights and obligations are assigned to the new investor.

Our Transaction Process

We endeavor to provide a transparent and convenient platform for all our users, including borrowers and investors alike, to foster a healthy marketplace of high quality loan products, while safeguarding each of their interests. Our entire transaction process for medium-sized credit loans from the initial application to final disbursement of funds typically takes about three days, as compared to the average of 30 days for credit loans and 60 days for secured loans in a traditional bank loan transaction. The graph below illustrates our transaction process for facilitating medium-sized credit loans, which is representative of the processes of our other products:

Note: The Company as a third party to the guarantee arrangement, merely facilitates the provision of guarantee coverage from Zhengxuan Guarantee to investors. The borrowers, as the policyholders, take out the guarantee provided by Zhengxuan Guarantee, for the benefit of investors as the beneficiaries.

Stage 1:     Application

An online borrower applicant must fill out an application form online, and an offline borrower applicant must make a physical visit to one of the branches of Hexin Group to provide certain information, including, among others, PRC identity card information, proof of monthly income and a credit report from the PBOC, as well as the desired loan amount and term of the loan product, and undergo an interview with the staff at such branch. Depending on the borrower’s eligibility for different loan products, different additional documentation will be required, such as proof of provident fund payments. At the initial stage, the branch officer will determine if the borrower applicant qualifies under our specific requirements for each loan product and may reject the application, or process it by making an electronic file of the borrower’s application and other relevant information.

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

In addition to the use of our data analysis and decision-making systems, we began to apply stricter internal control in light of tightened industry regulation, including conducting credit background investigations with heightened diligence and cooperating with third-party credit reporting agencies to further develop the Company’s credit check system. Furthermore, we have put in place several specific thresholds in deciding whether a borrower is qualified to participate on our platform. Such thresholds include: (i) we reject an applicant who has applied for or obtained multiple loans from different consumer lending marketplaces if our background check reveals such information; and (ii) we reject an applicant if our analysis determines that such applicant has prior connection with collective fraud groups.

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

Stage 4:    Approval, Listing and Funding

Upon our approval of a loan application, in-person interviews are conducted with the successful borrower applicant. It is possible that if we discover certain additional information during such in-person interview, we decide to not move forward with the borrower applicant. If we move forward with the borrower applicant, offline borrower applicant signs a consultation service agreement with Hexin Group and a separate platform services agreement with us, and online borrower applicant signs only a platform services agreement with us. A loan agreement will also be entered into among the approved borrower, the investor and us as the facilitator of the loan. The borrower also enters into a guarantee agreement with Zhengxuan Guarantee which specifies the guarantee coverage for his or her loan. In the fiscal years ended March 31, 2018 and 2019, approximately 23.0% and 13.8% of all applications for medium-sized credit loans and the loan assistance program submitted were approved, respectively.

The loan products are listed on our marketplace for public viewing. Investors can subscribe to a certain loan product. Once a loan is fully subscribed, the borrower receives funds through his or her custody account with Jiangxi Bank.

Stage 5:    Servicing and Collections

Our custodian bank, Jiangxi Bank, facilitates an automated process for loan repayments from our borrowers.

The repayment amount is transferred from the borrowers’ personal bank accounts into their respective custody accounts with Jiangxi Bank, from which such repayment amount is transferred into the custody accounts of the corresponding investors. In some events, the repayment amount is scheduled to be transferred from the borrowers’ personal bank accounts, among other steps, through the Jiangxi Bank accounts of a person or a corporate entity beneficially owned by Mr. Xiaobo An outside the Company group, for aggregation and subsequent allocation purposes, to the custody accounts of the corresponding investors. During the process, the borrowers direct the repayment amount to the Jiangxi Bank accounts of such person or corporate entity via third-party payment agents, and authorize Jiangxi Bank to aggregate and then promptly allocate such amount to the corresponding investors.

All custody accounts are managed by Jiangxi Bank, and we do not have the ability to move the funds therein. See “Item 3—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—If we cannot continue to maintain relationships with third-party service providers, in particular third-party payment agents, our business may suffer and we cannot assure our current arrangements with Jiangxi Bank are deemed to be in compliance with regulatory requirement.”

If there is non-payment, we carry out procedures to remind the borrowers to repay as soon as possible. Upon a borrower’s default, Zhengxuan Guarantee, along with the assistance of our collections team, will contact the defaulting borrower to request repayment of the delinquent loan balance and all penalty and default charges accrued since the default date, and will further follow up if non-payment persists. See “—Our Technology and Risk Management System—Collections Process.”

Agreements with Borrowers

Various agreements are entered into among the approved borrower, the approved investor and us, as the service facilitator in the loan transaction. If the borrower is sourced offline, the agreements are executed in person. If the borrower is sourced online through our online platform, the agreements are executed digitally once the loan is fully subscribed by investors, and electronic copies are then forwarded to both the borrower and the investor. The agreements set forth key standard terms, including but not limited to, the identity of the borrower and investor, the interest rate, the loan principal, intended use of loan proceeds, the payment term, the bank account details, the repayment terms, our services and responsibilities as facilitator and the applicable penalties on breach and non-payment.

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

If a previous Wallets product investor wishes to transfer his or her creditor rights to another investor, or if an Intelligent Choice product expires, upon the commitment of a willing investor, a loan transfer agreement is entered into among the original investor, the new investor and us. The loan transfer agreement sets out the details of the loan product, status and the outstanding obligations at the time of transfer. The creditor obligations and rights are thereby assigned to the new investor. If applicable, the original investor will have to pay us a one-time transfer fee for facilitating the transfer of the loan.

Microlending

In August 2017, we began operating our online microlending business by directly originating microlending loans to microlending borrowers through Wusu Company, which operates with a registered capital of RMB200 million (US$29.8 million) to originate loans with a loan receivable balance of RMB180 million (US$28.7 million) as of March 31, 2018. Registered in Wusu City, Xinjiang Province, the online microlending business operates nationwide and exclusively uses online customer acquisition channels. Wusu Company’s registered capital was increased to RMB500 million (US$74.5 million) in September 2018, with a loan receivable balance of RMB512.1 million (US$76.3 million) as of March 31, 2019. The excess of the loan receivable balance over the registered capital mainly derives from microlending loans originated using interest income generated from the operation of Wusu Company’s microlending business.

While leveraging on our existing risk management capabilities, the microlending business focuses on originating larger-sized consumer loans ranging from RMB0.1 million (US$14,900) to RMB6.0 million (US$0.9 million) with terms of 12 to 36 months on a lower APR than that of our credit loans. Depending on the terms of the microlending loans, microlending borrowers may repay equal installments of principal and interest on a monthly basis, or they may repay only interest on a monthly as-accrued basis and principal upon maturity. Wusu Company uses the interest income generated from the operation of its microlending business to further originate loans.

At the inception of Wusu Company, the microlending borrowers are mainly high-quality borrowers targeted from our previous secured loan borrower base. As Wusu Company’s business grows, it starts to develop its independent microlending borrower base in line with our strategy to serve high net-worth individuals with sound credit history, who are different from the borrowers participating on our platform. Since the inception of Wusu Company, we have established a separate team to keep track of the profiles of the borrowers from our platform who qualify as microlending borrowers in Wusu Company.

We experienced rapid growth in the microlending business. The total amount of microlending loans we originated in the fiscal year ended March 31, 2019 was RMB828.0 million (US$123.5 million), representing an increase of 260.0% from RMB230.0 million (US$34.7 million) in the fiscal year ended March 31, 2018. The average interest rate we charged our microlending borrowers in the fiscal year ended March 31, 2019 was 7.0%.

Loan Assistance Program

As part of our strategy to diversify and expand our funding sources from individuals to institutional investors, we entered into a cooperation agreement with a financial services provider in China, or the Funding Partner in November 2018. Under the cooperation arrangement, we will assess borrowers under the loan assistance program by leveraging our advanced risk management and credit assessment capabilities before referring them to the Funding Partner, who will facilitate the loans through a trust fund with an initial aggregate principal amount of RMB30 million (US$4.5 million). We will generate loan recommendation revenue payable by the Funding Partner for assisting in the loan facilitation process, including referrals and the assessment of the credit worthiness of borrowers under the loan assistance program. As of March 31, 2019, the Funding Partner has distributed all of the initial aggregate principal amount.

In December 2018, we established Trust 1 with the Trust Company as part of our strategy to diversify the funding sources. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, the Trust Company facilitates personal credit loans through Trust 1 for an initial aggregate principal amount of RMB300 million (US$44.7 million) to borrowers under the loan assistance program referred by us. The initial term of the agreement is five years. We receive service fee revenues from the Trust Company for borrower referral under the loan assistance program, credit assessment services, and assistance in the loan facilitation process. As of March 31, 2019, Trust 1 was just established and started to facilitate loans.

Business Expansion and Cooperation

On August 9, 2018, we acquired a 19.99% equity stake in Musketeer Group Inc., an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. This acquisition fits with our larger strategy to explore overseas opportunities by leveraging our extensive experience and expertise in new high-growth markets.

In January 2019, we entered into a strategic cooperation with a consumer credit reporting agency in China by connecting our systems and sharing credit data. With the cooperation, we will make regular transfers of credit data to such agency which integrates and processes the data collected to provide individual credit data. On the other hand, we will leverage the data generated from such agency to more accurately assess a borrower’s creditworthiness and potentially reduce the cost of risk management. In addition, borrowers will be encouraged to maintain healthy credit records due to the increasing cost of default brought by more integrated individual credit record.

In March 2019, we completed the acquisition of a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd., operator of one of China’s leading peer-to-peer lending platforms and a wholly-owned subsidiary of Phoenix Financial Group Ltd., for a total consideration of approximately US$29 million. We expect this cooperation to expand our consumer credit loan business and enhance our big data-driven risk management systems to create synergies.

Third-Party Payment Agent

We provide a secure portal for both borrowers and investors to access an independent online banking platform for the payment, settlement and clearing of the proceeds of the loans. On April 13, 2018, we renewed our payment settlement service cooperation agreement with Jiangxi Bank, a national commercial bank in the PRC, for fund management, payment, settlement and clearing services. The agreement was automatically renewed for the period from January 1, 2019 to January 1, 2020, and can be automatically renewed for successive one-year periods provided that (i) neither Jiangxi Bank nor us notifies the other party in writing about its intention not to renew within one month after the expiration of any one-year period; and (ii) our operation and qualification remain in compliance with the agreement and Jiangxi Bank’s requirements. Under the renewed agreement, all funds from borrowers and investors are managed by Jiangxi Bank to ensure security and compliance with the relevant PRC laws and regulations. Each investor maintains a separate custody account with Jiangxi Bank so that each investor’s capital, repayments and interests are securely maintained, separate from our Company’s and the borrowers’ accounts. Jiangxi Bank administers payments among borrowers, investors and us and performs the related clearing and fund settlement actions associated with these payments. Wiring instructions, repayment and interest settlement on borrowers’ and investors’ accounts are highly automated. We have established a check-and-balance system to ensure that all payments, transfers and deposits made by the third-party payment agents are checked numerous times prior to the transmission of any funds to avoid errors. In choosing the third-party payment agent, we take into consideration numerous criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

Third-party payment agents in China are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Specifically, based on standards set by regulators for the P2P lending fund depository business and systems, the National Internet Finance Association of China (the “NIFA”) started to evaluate related banks for their fund depository business process and technology systems since the end of 2017. In November 2018, Jiangxi Bank passed its compliance evaluation by the NIFA.

Our Technology and Risk Management System

The credit reporting infrastructure in China is relatively undeveloped, and China lacks a nationwide comprehensive credit information system. According to iResearch, in 2018, 29% of China’s population was not included in the credit reference center of the PBOC. As such, we have developed our own risk management system to ensure that the loan products available on our online marketplace are of high quality and also accurately reflect credit risks. Our risk management team consists of 181 members as of March 31, 2019. We have more than ten years of knowhow and expertise on risk management.

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

We utilize our risk management system for credit assessment of borrowers. Our risk management system comprises of five main components: (i) database analysis; (ii) anti-fraud analysis and credit scoring; (iii) manual verification; (iv) signature authentication; and (v) post-loan risk management.

1.               Database Analysis

We utilize a data analysis program to process data gathered through various sources, including our own online platform, government and Internet sources, third-party industry credit data, and also data manually collected through offline verification. Important data points include the borrower applicant’s demographic characteristics (such as age, gender and level of education), asset ownership, credit history, appearance on blacklists and phone call records. In addition, we began to apply stricter internal control in the later half of the fiscal year ended March 31, 2019, including conducting credit background investigations with heightened diligence and cooperating with third-party credit reporting agencies to further develop the Company’s credit check system.

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

In July 2017, we entered into an agreement with GBG DecTech, a reputable service provider of anti-fraud, anti-money laundering, and decision management services to purchase and implement the GBG Instinct Anti-Fraud Solution which will enhance our fraud detection capabilities and further strengthen our anti-fraud analysis. We launched the GBG Instinct Anti-Fraud Solution in September 2017. The GBG Instinct Anti-Fraud Solution serves as a safeguard against application fraud and other financial crime. It compares the information provided during the borrower’s application against layers of identity reference data from other sources as mentioned above.

In addition to implementing the GBG Instinct Anti-Fraud Solution, we have put in place several specific thresholds in deciding whether a borrower is qualified to participate on our platform. Such thresholds include: (i) we reject an applicant who has applied for or obtained multiple loans from different consumer lending marketplaces if our background check reveals such information; and (ii) we reject an applicant if our analysis determines that such applicant has prior connection with collective fraud groups.

Furthermore, we have established a fraud detection protocol in our risk management system. If we discover any red flags or abnormalities in the transaction process, the case is referred to our anti-fraud review team. The anti-fraud review team investigates the case, and it determines whether an application can proceed or not depending on whether fraud is detected. Based on the severity of the fraud, our anti-fraud review team categorizes the risk as high, medium or low and inputs the applicant into the black list or grey list. Under the black list, the applicant is completely prohibited from taking out a loan through our online marketplace. Under the grey list, the applicant may be suspended from using our marketplace for three or six months depending on the severity of the fraudulent activity.

As to credit scoring, in March 2017, we entered into an agreement with an affiliate of Fair Isaac Corporation, or FICO, a leading U.S. provider of analytics software and tools used to manage risk and prevent fraud, and we implemented the FICO Decision Engine in August 2017. Utilizing the FICO Decision Engine has sped up our decision-making process with regard to borrower applications. The FICO Decision Engine analyzes various factors and assigns points to such factors, including age and education, based on our proprietary credit scoring algorithms. Using such information, the FICO Decision Engine generates a credit score and grade for the borrower, which form the basis of our risk-based pricing and thus affect the applicant’s eligibility for different loan products, maximum loan amounts, applicable interest rates and transaction fees. The loan application may be either approved or approved subject to an adjustment of the loan amount generated by the FICO Decision Engine. We do not approve loan applications from borrowers with a credit score below 97.

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

For the fiscal year ended March 31, 2019, borrowers in more than 70% of the transactions we facilitated have credit scores within the range of 199 to 229. The following table presents the APR, the annual interest rate and the average gross billing ratio for each of the different segments in our pricing structure for the fiscal year ended March 31, 2019:

Grade	APR (1)	Interest Rate (2)	Average Gross Billing Ratio (3)	Loan Transaction Volume (US$ ‘000)	Percentage of total transaction Volume
A	25.6%	6% - 12%	8.6%	39,395	7.0%
B	26.6%	6% - 12%	8.8%	205,768	36.4%
C	30.3%	6% - 12%	13.0%	199,825	35.4%
D	35.5%	6% - 12%	17.2%	119,907	21.2%
Total			12.1%	564,895	100.0%

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

(2) The annualized nominal interest rate that borrowers pay to investors varies from 6% to 12% depending on the duration of the loan. Calculation of the annualized nominal interest rate excludes returns to institutional investors under the loan assistance program.

(3) “Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented as a percentage. “Gross billing amount” is defined as the sum of (i) the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, and (ii) the recommendation service fees received from financial institutions during the relevant period, net of value added tax. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Operation Data.” As the interest rate and APR are both annualized rates while the average gross billing ratio is calculated as described above, the sum of the annual interest rate and the average gross billing ratio is not equal to the APR.

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

4.               Signature Authentication

To further strengthen our risk management system, we have entered into strategic cooperation agreements with financial service providers to implement a system for digital certification and authentication of loan agreements to prevent forgery of signatures. We believe implementation of this advanced fraud prevention system can ensure the authenticity of each loan instrument and instill higher confidence in our marketplace.

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

Collections Process

Upon default of a payment obligation, a member of our collection team will assist Zhengxuan Guarantee to contact the defaulting borrower to request repayment. If the default continues for more than 15 days after the borrower defaults in three consecutive months, the debt is assigned to Zhengxuan Guarantee, which may take legal action, if required, to collect on the outstanding loan obligations. All of our collection activities are conducted in compliance with all applicable laws and regulations.

Compliance Initiatives

Since the second quarter of the fiscal year ended March 31, 2019, China’s consumer credit and marketplace lending industry has experienced turmoil due to tightened industry regulation. Some consumer lending marketplaces were suspended or shut down due to their failure to meet the heightened requirements imposed by PRC regulatory authorities, including requirements on the qualification, operation model, information disclosure and custody accounts practice. Due to this development, investor sentiment has been low across the market, resulting in a significant reduction in the amount of investment on our platform.

In light of this development, we did not implement any change to our existing credit scoring standards, but rather began to apply stricter internal control since the third quarter of the fiscal year ended March 31, 2019. Such internal control includes conducting credit background investigations with heightened diligence and cooperating with third-party credit reporting agencies to further develop our credit check system. Furthermore, we have put in place several specific thresholds in deciding whether a borrower is qualified to participate on our platform. Such thresholds include: (i) we reject an applicant who has applied for or obtained multiple loans from different consumer lending marketplaces if our background check reveals such information; and (ii) we reject an applicant if our analysis determines that such applicant has prior connection with collective fraud groups.

In the event a borrower fails to meet the requirements of our background check, we deny his application for loans during the application process. For borrowers who meet our heightened due diligence standards, due to limited investment available, we can only successfully facilitate loans where both we choose the borrowers with better credit profiles, and the selected borrowers are willing to choose us to extend loans considering factors such as service fees, interest rates and approval efficiency of different platforms in an uncertain market. Since the application of stricter internal control, we have maintained an average approval rate of 9% and 11% for the third and fourth quarter of the fiscal year ended March 31, 2019, respectively, compared to those of 18% and 12% for the first and second quarter of the fiscal year ended March 31, 2019, respectively.

In November 2018, Jiangxi Bank, our custodian bank since January 2017, has passed its compliance evaluation on its fund depository business process and technology system by the NIFA.

In August 2018, the National P2P Rectification Office issued a notice for regulatory compliance inspection and laid out detailed criteria for self-examination and correction by P2P platforms. This compliance inspection has three key steps. As the first step, we submitted our P2P Compliance Self-Inspection Report to the Beijing Municipal Bureau of Financial Work in October 2018. It was followed by an inspection by the Beijing Internet Finance Industry Association. In June 2019, Beijing Local Financial Supervision and Administration (formerly the Beijing Municipal Bureau of Financial Work) concluded its field inspection work of the Company.

Risk Reserve Liability and Guarantee

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

We entered into the Insurance Agreement with Changan Insurance, a third-party insurance provider to provide insurance coverage to investors for their investments, which was effective from February 1, 2017 to January 31, 2018. We renewed the insurance arrangement by entering into the 2018 Insurance Agreement, effective from February 1, 2018. Under the insurance arrangement, the borrowers as the policyholders, take out the insurance underwritten by Changan Insurance, for the benefit of investors as the insured beneficiaries. Once a borrower applicant passes our credit assessment and the loan product is listed and fully committed by investors on our online platform, Changan Insurance shall enter into an insurance agreement with the borrowers. Borrowers are automatically enrolled into the insurance arrangement. If Changan Insurance refuses to provide insurance coverage to any borrower, such borrower shall not be able to proceed to take out a loan on our online marketplace. In practice, if the borrower fails to repay the investor, Changan Insurance compensates the investor for the principal investment amount and accrued interest. In the event the 2018 Insurance Agreement terminates, Changan Insurance will be liable for the defaulting loans which it has agreed to provide insurance for as of such date of termination until all the relevant outstanding loans have been repaid. In the event we provide Changan Insurance with borrowers’ information that is incorrect or incomplete, and Changan Insurance has made compensations based on insurance policies that were issued in reliance on such incorrect information, Changan Insurance shall be entitled to require us to compensate all relevant losses and relevant expenses. We terminated our cooperation with Changan Insurance on November 30, 2018, and did not renew the 2018 Insurance Agreement. According to the confirmation letter issued by Changan Insurance, Changan Insurance will settle all outstanding insurance claims according to the terms of the 2018 Insurance Agreement.

On November 19, 2018, we entered into the Guarantee Plan with Zhengxuan Guarantee, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council to provide investors on our platform with guarantee that protects them against the potential default risk of non-paying borrowers. Starting from December 1, 2018, we require borrowers to obtain guarantee through Zhengxuan Guarantee for all new loans facilitated on our marketplace. Borrowers pay 4.5% and 0.5% of the principal amount to Zhengxuan Guarantee as guarantee fee and service fee, respectively. If a default were to occur, Zhengxuan Guarantee would compensate the investor with an amount up to the loan residual principal and three months of accrued interest, in accordance with the terms and conditions of the Guarantee Plan and the agreements between the borrowers and Zhengxuan Guarantee. We endeavor to bolster investor confidence by introducing such protective measures.

Material Terms and Conditions of the 2018 Insurance Agreement

On February 1, 2018, we entered into the 2018 Insurance Agreement, setting out the terms and conditions of the insurance arrangement to be provided by Changan Insurance. The term of the 2018 Insurance Agreement is one year starting from February 1, 2018 , which can be automatically renewed prior to one month before the expiry each year.

Under the 2018 Insurance Agreement, we are responsible for implementing proper credit and risk assessment procedures on borrowers. Changan Insurance is entitled to refuse to provide insurance coverage if we fail to implement proper credit and risk assessment procedures on borrowers or if any borrowers fail to meet the internal requirements of Changan Insurance. Changan Insurance is responsible for providing insurance coverage to investors who invested in loans by borrowers who are qualified under our credit assessment procedures, subject to the satisfaction of prescribed insurance requirements of Changan Insurance. On default of any qualified borrower, in actual practice, Changan Insurance compensates the investor(s) for the portion of the outstanding amount of loan principal and the accrued interest for which the borrower has failed to make payment through custody accounts that Changan Insurance and the investor(s) have set up with Jiangxi Bank. For more information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our third-party guarantee arrangements may not be sufficient to meet the overall default risk.”

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

We terminated our cooperation with Changan Insurance on November 30, 2018, and did not renew the 2018 Insurance Agreement.

Material Terms and Conditions of the Guarantee Plan

On November 19, 2018, we entered into the Guarantee Plan, setting out the terms and conditions of the guarantee arrangement with Zhengxuan Guarantee. The Guarantee Plan is effective until Zhengxuan Guarantee announces the termination of the standard form of guarantee scheme it issued on November 30, 2018. Upon termination of the standard form of guarantee scheme, Zhengxuan Guarantee and us may negotiate and amend the Guarantee Plan to extend our cooperation.

Under the Guarantee Plan, starting on December 1, 2018, we are responsible for providing information of borrowers from our platform to Zhengxuan Guarantee. Zhengxuan Guarantee is responsible for providing guarantee services to qualified borrowers, provided that they pay 4.5% and 0.5% of the principal amount to Zhengxuan Guarantee as guarantee fee and service fee, respectively.

If a default were to occur, Zhengxuan Guarantee would compensate the investor with an amount up to the loan residual principal and three months of accrued interest, in accordance with the terms and conditions of the Guarantee Plan and the agreements between the borrowers and Zhengxuan Guarantee. For more information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our third-party guarantee arrangements may not be sufficient to meet the overall default risk.”

Competition

The online consumer finance marketplace industry in which we operate is highly competitive. With respect to borrowers, we compete with other consumer lending marketplaces. While there are 862 normally operating marketplace lending platforms in China at the end of June 2019, according to iResearch, we believe we do not directly compete with those marketplaces offering pay-day loans (defined as loans with principal amounts of less than RMB2,000 (US$298) and terms of less than 30 days). Unlike these other marketplaces, we target emerging middle class consumers seeking medium-sized credit loans with principal amounts ranging from

RMB20,000 (US$2,980) to RMB160,000 (US$23,841). Among similar consumer lending marketplaces offering medium-sized credit loans, we believe our key competitors include Yirendai, Iqianjin and Niwodai.

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

Intellectual Property

We use a combination of trade secrets, software copyrights, trademarks, know-how and other rights to protect our intellectual property and our brand. We have completed registration of 34 trademarks, 18 computer software copyrights and one copyright “”. We have also registered three domain names, www.hexindai.com, www.hexindai.cn and www.hxjr.com.

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

•                             the CBIRC, a newly established public institution in April 2018 which has consolidated the duties of the former CBRC and the duties of the former China Insurance Regulatory Commission, regulating financial institutions and promulgating the regulations related to the administration of financial institutions.

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

The Online Lending Information Intermediaries Measures provides the lending amount limit for consumer lending. Consumer lending shall be made mainly in small amounts. Consumer lending information intermediaries shall, according to their respective risk management ability, restrict the maximum balance of money borrowed by the same borrower on the same consumer lending information intermediary platform or on several such intermediary platforms so as to prevent credit concentration risks. The balance of money borrowed by the same natural person, on the same consumer lending information intermediary platform shall be RMB200,000 (US$29,801) in maximum; and the total balance of money borrowed by the same natural person, on all consumer lending information intermediary platforms shall be RMB1,000,000 (US$149,005) in maximum. The balance of money borrowed by the same legal person or other kind of organization on the same consumer lending information intermediary platform shall be RMB1,000,000 (US$149,005) in maximum; and the total balance of money borrowed by the same legal person or other kind of organization on all consumer lending information intermediary platforms shall be RMB5,000,000 (US$745,023) in maximum.

The Online Lending Information Intermediaries Measures also provides other requirements for consumer lending information intermediaries, such as business rules and risk management, protection of lenders and borrowers, and information disclosure. Consumer lending information intermediaries shall manage their own funds and funds of lenders and borrowers separately, and select qualified banking financial institutions as agencies to deposit lenders’ and borrowers’ funds. Local financial regulatory departments shall order consumer lending information intermediaries to make rectification within a period of no more than 12 months, which may subject to adjustment by relevant regulatory departments from time to time. Any violation of the Online Lending Information Intermediaries Measures by a consumer lending information intermediary after they come into effect may subject such consumer lending information intermediary to certain penalties as determined by applicable laws and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,470).

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

Where the principal and custodian that have carried out the custodian business of online lending funds fail to comply with the requirements of the Guidelines of Depositing Lending Funds in the business course, they shall effect rectification for a period of no more than six months, which may be subject to adjustment by relevant regulatory departments from time to time. Where they fail to effect rectification within such period, they shall be treated in accordance with the Online Lending Information Intermediaries Measures and other laws and regulations. In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interview, warning letter, rectification, tainted integrity record, fines up to RMB30,000 (US$4,470), and criminal liabilities if the act constitutes a criminal offense.

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

With respect to online microlending companies, Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microlending companies and the approval of any microlending business that spans across provinces. Circular 141 also specifies that online microlending companies shall not provide student loans and should suspend the funding of online microlending loans with no specific scenario or designated use of loan proceeds and gradually reduce the volume of existing business relating to such loans and take rectification measures within a certain period to be separately determined by the relevant authorities. Further detailed requirements on online microlending companies are provided in a rectification implementation plan issued by the Online Lending Rectification Office in December 2017. See “—B. Business Overview— —Regulations Relating to Microlending”.

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

From August 2018 to the date of this annual report on Form 20-F, the Online Lending Rectification Office, the Internet Finance Rectification Office and/or other competent authorities implemented certain rules, including without limitation (i) Circular 63, (ii) the Notice Regarding the Establishment of Online Lending Information

Intermediaries Data Reporting System issued by the Online Lending Rectification Office in November 2018, or Circular 73, (iii) the Notice on Proper Disposal of Online Lending Information Intermediaries in a Classified Manner and Risk Control jointly issued by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2018, or Circular 175, and (iv) the Notice on Further Implementation of Online Lending Intermediaries Compliance Inspection and Follow-up Work issued by the Online Lending Rectification Office in January 2019, or Circular 1. Those rules further set forth several matters in connection with the rectification of the online lending information intermediaries, including, among other things:

•                      Compliance Inspection. Circular 63 requires that each online lending information intermediary shall start three types of inspection in accordance with the Issues List for Compliance Inspection on Online Lending Information Intermediaries attached thereto, or the Compliance Inspection Issues List, including (i) the self-inspection conducted by the online lending information intermediary itself, (ii) the self-discipline inspection conducted by local internet finance associations or other local organizations, and (iii) the administrative inspection conducted by the local online lending rectification offices. All of these compliance inspections shall be completed before the end of 2018. However, the Circular 1 issued in January 2019 specified that by the end of 2018, all self-inspections should be completed, but the administrative inspection needs to be completed in only a few jurisdictions. Therefore, the administrative inspection should be conducted in the first quarter of 2019. As of the date of this annual report on Form 20-F, we have completed all three types of inspection. However, we have not been informed about the result of the administrative inspection conducted by Beijing Local Financial Supervision and Administration.

•                      Disposal in a Classified Manner. Circular 175 emphasizes again that the online lending information intermediaries shall be disposed of in a classified manner, based on current results of identification in accordance with Circular 63 and other applicable circulars. Circular 175 further provides that an online lending information intermediary shall be classified into two general categories: (i) Intermediary with Incurred Risk, which means any online lending information intermediary having been exposed to high risks such as delinquency and not able to run its business in a consistent manner; and (ii) Intermediary without Incurred Risk, which means any online lending information intermediary having not been exposed to any high risk. The Intermediary without Incurred Risk shall be further divided into certain categories, including but not limited to a zombie intermediary, an online lending intermediary with high risk, and a normally running online lending intermediary, among which only the normally running online lending intermediaries could be subject to further compliance inspection. As of the date of this annual report on Form 20-F, we have not been informed by any regulatory authorities that we would be classified as an Intermediary with Incurred Risk, a zombie intermediary, or an online lending intermediary with high risk.

•                      Reduction of Business Volume. According to Circular 1, (i) with respect to administrative regions, the number of online lending intermediaries, the number of investors and the business volume therein shall be reduced, (2) with respect to an online lending intermediary, the number of investors, business volume and number of lenders thereon shall be reduced. Furthermore, Beijing Rectification Office issued a Notice on January 24, 2019 requiring online lending intermediaries to continue to reduce its business scale and number of borrowers and lenders during the administrative verification period.

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

Regulations on Financing Guarantee

Pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, entities operating “financing guarantee business” are required to obtain an approval from local regulatory authorities. If any entity operates financing guarantee business without an approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 (US$74,502) to RMB1,000,000 (US$149,004), confiscation of illegal gains, and if the violation constitutes a criminal offense, criminal liabilities. However, the Financing Guarantee Rules have not defined what constitutes “financing guarantee business”.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. An illegal fund-raising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$149,005), (ii) with over 150 fund-raising targets involved, or (iii) with direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$74,502), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, may be considered an accomplice in the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

Regulations Relating to Microlending

The Guidance on the Pilot Establishment of Microlending Companies jointly promulgated by the CBRC and the PBOC in May 2008 allows provincial governments to approve the establishment of microlending companies on a test basis. Based on this guidance, many provincial governments in China, including the Xinjiang Uygur Autonomous Region, promulgated local implementation rules on the administration of microlending companies. For example, Xinjiang Financial Service Office, the regulatory authority for microlending companies in the Xinjiang Uygur Autonomous Region, promulgated the Interim Measures for the Administration of Microlending Companies in Xinjiang Uygur Autonomous Region in August 2017, to impose management duties upon the relevant regulatory authorities and to specify more detailed requirements on microlending companies , including, among others, (i) microlending companies are prohibited from engaging in the receipt of deposits from the public and illegal fund-raising; (ii) the modification of certain company registration issues shall be subject to the approval by the relevant regulatory authorities; and (iii) the microlending company shall engage in the loan business in the place of registration and also in or around the surrounding counties within the same municipality as the place of registration, and the loan balance for the borrowers in the county of registration shall not be less than the 80% of the aggregate loan balance.

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

On December 8, 2017, the Online Lending National Rectification Office promulgated the Implementation Plan of Specific Rectification for Risks in Microlending Companies and Online Microlending Companies, or the Rectification Implementation Plans of Online Microlending Companies. Pursuant to the Rectification Implementation Plans of Online Microlending Companies, “online microlending loans” are defined as microlending loans provided through the internet by online microlending companies controlled by internet enterprises. The features of online microlending loans include online borrower acquisition, credit assessment based on the online information collected from the internet enterprise’s business operations and the borrower’s internet usage, as well as online loan application, approval and funding.

Consistent with the Guidance on the Pilot Establishment of Microlending Companies and Circular 141, the Rectification Implementation Plans of Online Microlending Companies emphasize several aspects where inspection and rectification measures must be carried out for the online microlending loans industry, which include, among others, (i) the online microlending companies shall be approved by the competent authorities in accordance with the applicable regulations promulgated by the State Council, and the approved online microlending companies subsequently in violation of any regulatory requirements shall be re-examined;

(ii) qualification requirements to conduct online micro-loan business (including the qualification of sponsor shareholders, the sources of borrowers, the internet scenario and the digital risk-management technology); (iii) whether the qualification and funding source of the shareholders of online microlending companies are in compliance with the applicable laws and regulations; (iv) whether the “integrated actual interest” (namely the aggregated borrowing costs charged to borrowers in the form of interest and various fees) are annualized and subject to the limit on the interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court and, whether any interest, handling fee, management fee or deposit are deducted from the principal of loans provided to the borrowers in advance, prior to the repayment of the loan; (v) whether campus loans or online microlending loans with no specific scenario or designated use of loan proceeds are granted; (vi) with respect to the loan business conducted in cooperation with third-party institutions, whether the online microlending companies outsource the core business (including the credit assessment and risk control), or accept any credit enhancement service (whether or not in a disguised form) provided by any third-party institutions with no approval to provide financing guarantee and whether any applicable third-party institution collects any interest or fees from the borrowers; and (vii) entities that conduct online microlending loans business without relevant approval or license for lending business shall be shut down and banned.

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

Regulations Relating to Foreign Investment

PRC Foreign Investment Law

The Foreign Investment Law was formally adopted by the second session of the 13th National People’s Congress on March 15, 2019, which will come into effect on January 1, 2020 and, together with their implementation rules and ancillary regulations, will replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations”.

Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of the PRC shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises. Among others, the state guarantees that foreign invested enterprises participate in the formulation of standards in an equal manner and that foreign-invested enterprises participate in government procurement activities through fair competition in accordance with the law. Further, the state shall not expropriate any foreign investment except under special circumstances. Under special circumstances, the state may levy or expropriate the investment of foreign investors in accordance with the law for the needs of the public interest. The expropriation and requisition shall be conducted in accordance with legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, foreign invested enterprises shall comply with relevant provisions on labor protection, social insurance, tax, accounting, foreign exchange and other matters stipulated in laws and regulations.

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog, which was promulgated and amended from time to time by the MOC and the NDRC. The most updated version of the Catalogue, which was promulgated in March 2017 and became effective in July 2017, divides the industries into three categories: encouraged, restricted and prohibited. On June 28, 2018, the NDRC and the MOC jointly issued the List of Special Management Measures for the Market Entry of Foreign Investment, or the Foreign Investment Negative List, which became effective on July 28, 2018 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements.

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

Anti-money Laundering Regulations

The PRC Anti-money Laundering Law, which became effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. According to the PRC Anti-money Laundering Law, financial institutions subject to the PRC Anti-money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council, while the list of the non-financial institutions with anti-money laundering obligations will be published by the State Council. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. In July 2018, the PBOC issued the Notice on Strengthening Supervision on Anti-money Laundering by Certain Non-financial Institutions, stipulating that the following non-financial institutions shall undertake the responsibilities of anti-money laundering and anti-terrorist financing during certain of their respective business operations: (i) real estate development enterprises and real estate agencies while selling real estates and providing service for real estate transactions; (ii) precious metal traders and precious metals trading platforms while conducting or providing service for precious metal spot trading; (iii) accounting firms, law firms and notary offices while conducting real estate transactions, asset management, bank account and securities account management, fund-raising for establishment or operation of enterprises and business entities transactions on behalf of their clients; and (iv) company service providers providing service for establishment, operation and management of companies.

The Guidelines, the Online Lending Information Intermediaries Measures and the Guidelines of Custodian Lending Funds require Internet finance service providers, including online consumer lending platforms to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Online Lending Information Intermediaries Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti-money laundry requirements of the relevant commercial banks. On October 11, 2018, the PBOC, the CBIRC and the CSRC jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports.

In cooperation with our partnering custodian banks and payment companies, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes.

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and Internet information services, or ICP services, and on-line data processing and transaction processing services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

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

Hexin E-Commerce, our consolidated variable interest entity, has an ICP License for provision of commercial Internet information services issued by Beijing Telecommunication Administration Bureau in December 2016. However, as the implementing rules of the Online Lending Information Intermediaries Measures have not been published, there is uncertainty as to how the registration requirements in the Online Lending Information Intermediaries Measures will be interpreted and implemented, and which type of telecommunication business operating licenses that consumer lending service providers like us are required to obtain. Hexin E-Commerce has not obtained a value-added telecommunications business operating license required for the provision of domestic call center services. According to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, those who conduct telecommunications business without a license shall be ordered by the relevant authorities to redress the violations and the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income may be imposed. If there is no illegal income or such income is lower than RMB50,000 (US$7,450), a penalty between RMB100,000 (US$14,900) to RMB1,000,000 (US$149,005) shall be imposed. In a serious case, the business shall be suspended.

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

(v)                     consumer lending information intermediaries which use the digital authentication systems of third parties shall evaluate the third-party digital authentication organizations regularly so as to ensure the safety, reliability and independence of the relevant authentications; and

(vi)                  adopt proper methods and technologies to record and safe keep data and materials on consumer lending activities and back up data carefully. Such data and materials shall be kept for a certain period that meets the requirements of laws and regulations as well as the relevant regulatory provisions on consumer lending. Loan contracts shall be kept for at least five years after their expiry.

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

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report on Form 20-F, we have 34 registered trademarks and two trademark applications pending registration of transfer with the Trademark Office under the State Administration for Industry and Commerce.

Regulations Relating to Indirect Transfers and Dividend Withholding Tax

Pursuant to the EIT Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. In connection with the EIT Law, the SAT issued Circular 698, which became effective as of January 1, 2008, Circular 59 on April 30, 2009, and the SAT Announcement 7, on February 3, 2015. By promulgating and implementing the above, the PRC tax authorities have strengthened their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-PRC resident enterprise. Pursuant to SAT Announcement 7, if a non-resident enterprise, or referred to as a transferor, transfers its equity in an offshore enterprise which directly or indirectly owns PRC taxable assets, including ownership interest in PRC resident companies, or the Taxable Properties, without a “reasonable commercial purpose”, such transfer shall be deemed as a direct transfer of such Taxable Properties. The payer, or referred as a transferee, in such transfer shall be the withholding agent, and is obligated to withhold and remit the enterprise income tax to the relevant PRC tax authority. If a transferor fails to declare for payment timely or in full of the tax due on proceeds from indirect transfer of PRC taxable assets and the withholding agent also fails to withhold such tax, the tax authority shall, in addition to supplementary collection of such tax, also charge for interest on a daily basis from the transferor according to the EIT Law and its implementation rules. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose. On October 17, 2017, the SAT issued Bulletin 37, which came into effect on December 1, 2017 and amended in June 2018, which, among others, repeals certain rules stipulated in Circular 7. Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises.

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

According to the Circular on Several Issues regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 60. Based on Circular 60, non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

Regulations Relating to Foreign Exchange

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

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

C.                      Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Notes:

(1)              HX Asia Investment Limited holds 19.99% equity stake of Musketeer Group Inc., an Indonesian online lending platform that offers consumption installment loans.

(2)            HX China Investment Limited holds 5.88% equity stake of Phoenix Intelligent Credit Group Ltd., operator of one of China’s leading peer-to-peer lending platforms and a wholly-owned subsidiary of Phoenix Financial Group Ltd.

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

As a result of these contractual arrangements, we have become the primary beneficiary of Hexin E-Commerce and Wusu Company, and we treat Hexin E-Commerce and Wusu Company as our variable interest entities under US GAAP. We have consolidated the financial results of Hexin E-Commerce and Wusu Company in our consolidated financial statements in accordance with US GAAP.

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

Agreements that Provide us Effective Control over Hexin E-Commerce

Equity Interest Pledge Agreements . Pursuant to the equity interest pledge agreements, each shareholder of Hexin E-Commerce has pledged all of his equity interest in Hexin E-Commerce to guarantee the shareholder’s and Hexin E-Commerce’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Hexin E-Commerce or any of its shareholders breaches their contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Hexin E-Commerce in accordance with the PRC law. Each of the shareholders of Hexin E-Commerce agrees that, during the term of the equity interest pledge agreements, he will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Hexin E-Commerce and its shareholders discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney . Pursuant to the powers of attorney, each shareholder of Hexin E-Commerce has irrevocably appointed Hexin Yongheng to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hexin E-Commerce requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hexin E-Commerce, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Hexin E-Commerce. Each shareholder has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Spousal Consent Letter . The spouse of Mr. Xiaobin Zhai signed a spousal consent letter on November 1, 2016. Mr. Zhai holds 5.0% equity interest in Hexin E-Commerce. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed to Mr. Zhai’s execution of the equity interest pledge agreement, the exclusive option agreement, the power of attorney and the loan agreement. The signing spouse undertook not to make any assertions upon those shares. The signing spouse further confirmed that her authorization and consent are not needed for any amendment or termination of the abovementioned agreements and undertook to execute and take all necessary measures to ensure the appropriate performance of those agreements.

Agreement that Allows us to Receive Economic Benefits from Hexin E-Commerce

Exclusive Business Cooperation Agreement . Under the exclusive business cooperation agreement between Hexin Yongheng and Hexin E-Commerce, Hexin Yongheng has the exclusive right to provide Hexin E-Commerce with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Hexin E-Commerce agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Hexin E-Commerce. Hexin E-Commerce agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Hexin E-Commerce has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hexin E-Commerce at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Hexin E-Commerce

Exclusive Option Agreements . Pursuant to the exclusive option agreements, each shareholder of Hexin E-Commerce has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hexin E-Commerce. The purchase price is RMB1 (US$0.1) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Hexin E-Commerce and each of its shareholders have agreed to appoint any persons designated by Hexin Yongheng to act as Hexin E-Commerce’s directors. Without Hexin Yongheng’s prior written consent, Hexin E-Commerce shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,900) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Hexin E-Commerce have agreed that, without Hexin Yongheng’s prior written consent, they will not dispose of their equity interests in Hexin E-Commerce or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Hexin E-Commerce held by its shareholders have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreements . Pursuant to the loan agreements between Hexin Yongheng and the shareholders of Hexin E-Commerce, Hexin Yongheng made loans in an aggregate amount of RMB510.0 million (US$76.0 million) to the shareholders of Hexin E-Commerce solely for the capitalization of Hexin E-Commerce. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, shareholders shall repay the loans by the transfer of all their equity interest in Hexin E-Commerce to Hexin Yongheng or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hexin Yongheng. In the event that shareholders sell their equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Hexin E-Commerce and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Agreements that Provide us Effective Control over Wusu Company

Equity Interest Pledge Agreements . Pursuant to the equity interest pledge agreements, each shareholder of Wusu Company has pledged all of its equity interest in Wusu Company to guarantee the shareholder’s and Wusu Company’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Wusu Company or any of its shareholders breaches their contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Wusu Company in accordance with the PRC law. Each of the shareholders of Wusu Company agrees that, during the term of the equity interest pledge agreements, he will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Wusu Company and its shareholders discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney . Pursuant to the powers of attorney, each shareholder of Wusu Company has irrevocably appointed Hexin Yongheng to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Wusu Company requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Wusu Company, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Wusu Company. Each shareholder has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Spousal Consent Letter . The spouse of Mr. Ming Jia signed a spousal consent letter on January 1, 2018. Mr. Ming Jia holds 25.0% equity interest in Wusu Company. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed to Mr. Ming Jia’s execution of the equity interest pledge agreement, the exclusive option agreement, the power of attorney and the loan agreement. The signing spouse undertook not to make any assertions upon those shares. The signing spouse further confirmed that her authorization and consent are not needed for any amendment or termination of the abovementioned agreements and undertook to execute and take all necessary measures to ensure the appropriate performance of those agreements.

Agreement that Allows us to Receive Economic Benefits from Wusu Company

Exclusive Business Cooperation Agreement . Under the exclusive business cooperation agreement between Hexin Yongheng and Wusu Company, Hexin Yongheng has the exclusive right to provide Wusu Company with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Wusu Company agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Wusu Company. Wusu Company agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Wusu Company has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Wusu Company at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Wusu Company

Exclusive Option Agreements of Wusu Company . Pursuant to the exclusive option agreements, each shareholder of Wusu Company has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Wusu Company. The purchase price is RMB10 (US$1.5) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Wusu Company and each of its shareholders have agreed to appoint any persons designated by Hexin Yongheng to act as Wusu Company’s directors. Without Hexin Yongheng’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,900) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Wusu Company have agreed that, without Hexin Yongheng’s prior written consent, they will not dispose of their equity interests in Wusu Company or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Wusu Company held by its shareholders have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreements of Wusu Company . Pursuant to the loan agreements between Hexin Yongheng and the shareholders of Wusu Company on January 1, 2018, Hexin Yongheng made loans in an aggregate amount of RMB100.0 million (US$14.9 million) to the shareholders of Wusu Company solely for the capitalization of Wusu Company. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, shareholders shall repay the loans by the transfer of all their equity interest in Wusu Company to Hexin Yongheng or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Wusu Company. In the event that shareholders sell their equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Wusu Company and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with Hexin Group and Our Corporate Structure—If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Our Relationship with Hexin Group

Hexin Information, incorporated in December 2015, and Hexin Financial Information, incorporated in April 2014, are both wholly-owned by Hexin Financial Technology as of the date of this annual report on Form 20-F. Mr. Xiaobo An is the sole executive director and beneficial owner of Hexin Financial Technology, and therefore controls each of Hexin Information and Hexin Financial Information. Hexin Information and Hexin Financial Information are both engaged in the provision of financial advisory services, including investment advisory, investment consulting, asset management services, project investment and insurance brokerage services, lease financing and health management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. The provision of investment consulting services, including asset management services, project investment management and insurance brokerage services, represent the most profitable business activity of Hexin Group. The Business strategies of each of Hexin Information, Hexin Financial Information and Hexin E-Commerce have been designed by Mr. Xiaobo An together with their separate management teams since their respective inceptions of business. Both management and the decision making processes of Hexin Information and Hexin Financial Information are separate from those of Hexin E-Commerce and our company. Although all of these entities operate under the same “Hexin” brand and cooperate in business referral activities, the management and economic interests of these entities are kept separate.

Before January 12, 2017, we were developing our business and did not have an independent, standalone banking operations team to deal with the complex banking transactions with and between the investors and borrowers through our online marketplace. As a temporary measure, Hexin E-Commerce used Hexin Group’s centralized treasury system as it was more efficient to use Hexin Group’s existing knowhow and manpower. With the implementation of a more sophisticated internal control system, competent professionals and managerial expertise, we separated our treasury management function from the Hexin Group on January 12, 2017. The net balance of funds, totaling approximately RMB62.2 million (US$ 9.9 million), which was the amount due to Hexin E-Commerce as of September 30, 2016, was paid to us in full on September 27, 2017, in accordance with a memorandum signed by Hexin Information, Hexin Financial Information and us. As of March 31, 2019, we did not have any amount due from Hexin Information or Hexin Financial Information.

Hexin E-Commerce has relied on Hexin Information and Hexin Financial Information with respect to acquisition of borrowers through offline networks. Hexin Information and Hexin Financial Information had extensive on-the-ground sales networks, and have each accumulated an extensive offline borrower base. In the fiscal year ended March 31, 2019, the total amount of loans to borrowers acquired through our offline channels constituted 76.9% of the total amount of loans we facilitated, compared to 88.7% and 100.0% for the fiscal year ended March 31, 2018 and 2017, respectively. Borrowers referred by Hexin Information or Hexin Financial Information enter into separate agreements with each of Hexin E-Commerce and Hexin Information or Hexin Financial Information and pay consultation fees separately. Hexin E-Commerce does not pay fees to Hexin Information or Hexin Financial Information with respect to such referrals.

We had shifted our focus from secured loans to unsecured credit loans and expect Hexin Group to leverage all of its physical branches to provide referrals of borrowers for unsecured credit loans. Hexin E-Commerce has entered into a framework cooperation agreement with Hexin Information and Hexin Financial Information with respect to their offline borrower referral and service arrangements in order to codify and formalize such historical business arrangements. Pursuant to this agreement, the parties will continue the referral cooperation under the existing business model, and no direct fees will incur between them. In addition, Hexin Group shall direct offline borrowers to Hexin E-Commerce for the facilitation of loan products on our online marketplace and should obtain the explicit consent of Hexin E-Commerce before Hexin Group pursues any business opportunity by offering loan services and/or products to any offline borrower.

D.                       Property, Plants and Equipment

Our headquarters are located in Beijing. We have leased an aggregate of approximately 4,483 square meters of office space for our headquarters in Beijing and 478 square meters of office space for our subsidiaries and branches in other cities in China as of March 31, 2019. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from one to three years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                       Operating Results

Overview

We are a fast-growing consumer lending marketplace facilitating loans to meet the increasing consumption demand of the emerging middle class in China. We facilitate credit loans ranging from RMB1,500 (US$224) to RMB200,000 (US$29,801), with a primary focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$2,980) to RMB160,000 (US$23,841) to borrowers on our online marketplace. We offer borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. We offer investors various types of investment products with appropriate risk levels and risk-adjusted returns. In August 2017, we established our online microlending business, which offers loans ranging from RMB0.1 million (US$14,900) to RMB6.0 million (US$0.9 million) to microlending borrowers with terms of 12 to 36 months on a lower APR than that of our credit loans.

Our Relationship with Hexin Group

Hexin Information, incorporated in December 2015, and Hexin Financial Information, incorporated in April 2014, are both wholly-owned by Hexin Financial Technology as of the date of this annual report on Form 20-F. Mr. Xiaobo An is the sole executive director and beneficial owner of Hexin Financial Technology, and therefore controls each of Hexin Information and Hexin Financial Information. Hexin Information and Hexin Financial Information are both engaged in the provision of financial advisory services, including investment advisory, investment consulting and asset management services, to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. In addition to referring borrower applicants to us, both Hexin Information and Hexin Financial Information also cooperate with other financial institutions in the normal course of business for each of its independent business operations. Except as otherwise disclosed in this annual report on Form 20-F, the operations, financial and business administration functions of Hexin Group are separate from Hexin E-Commerce and our Company. Hexin Group and Hexin E-Commerce have separate management teams, and their decision-making processes are also separate. Although Hexin E-Commerce, Hexin Information and Hexin Financial Information operate under the same “Hexin” brand and cooperate in business referral activities, the management and economic interests of these three entities are kept separate. We have entered into a cooperation agreement with Hexin Group, under which Hexin Information and Hexin Financial Information refer offline borrowers to us and we then provide online platform services to match investors with these offline borrowers. Our cooperation partners receive consultation fees from offline borrowers whereas we independently receive loan facilitation fees and loan management fees from borrowers. During the course of the facilitation of a loan, we do not receive any fees from our cooperation partners, and vice versa. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Hexin Group”.

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

Group were collected by us in full.  As of March 31, 2019, we did not have any amount due from Hexin Information or Hexin Financial Information.

Key Operation Data

	For the Fiscal Years Ended March 31,										Growth Rates (9)
	2015		2016		2017		2018		2019		2016 compared	2017 compared	2018 compared	2019 compared
	(RMB)	(US$) (10)	(RMB)	(US$) (10)	(RMB)	(US$) (10)	(RMB)	(US$) (10)	RMB	(US$) (10)	to 2015	to 2016	to 2017	to 2018
	(in thousands, except percentages and numbers) (11)
Loan volume facilitated (1)
Credit loan principal	38,729	6,295	640,120	101,171	2,264,421	336,727	8,268,844	1,248,033	3,788,185	564,895	1,552.8%	253.7%	265.2%	-54.2%
Secured loan principal	2,043,315	332,133	2,335,945	369,197	1,053,095	156,599	63,220	9,542	—	—	14.3%	-54.9%	-94.0%	-100.0%
Total	2,082,044	338,428	2,976,065	470,368	3,317,516	493,326	8,332,064	1,257,575	3,788,185	564,895	42.9%	11.5%	151.2%	-54.5%
Number of transactions facilitated (2)
Credit loan transactions	751	751	10,292	10,292	28,374	28,374	101,361	101,361	84,904	84,904
Secured loan transactions	2,691	2,691	2,957	2,957	1,254	1,254	49	49	—	—
Total	3,442	3,442	13,249	13,249	29,628	29,628	101,410	101,410	84,904	84,904
Average individual transaction amount
Credit loan transactions	52	8	62	10	80	12	82	12	45	7
Secured loan transactions	759	123	790	125	840	125	1,290	195	—	—
Overall average	605	98	225	36	112	17	82	12	45	7
Gross billing amount (net of VAT) (3)
Credit loan	1,827	297	45,733	7,228	172,401	25,637	784,355	118,384	456,526	68,077	2,402.7%	277.0%	355.0%	-41.8%
Secured loan	41,876	6,807	37,446	5,918	14,700	2,186	1,458	220	—	—	-10.6%	-60.7%	-90.1%	-100.0%
Total	43,703	7,104	83,179	13,146	187,101	27,823	785,813	118,604	456,526	68,077	90.3%	124.9%	320.0%	-41.9%
Gross billing ratio (net of VAT) (4)
Credit loan	4.7%	4.7%	7.1%	7.1%	7.6%	7.6%	9.5%	9.5%	12.1%	12.1%
Secured loan	2.0%	2.0%	1.6%	1.6%	1.4%	1.4%	2.3%	2.3%	—	—
Total	2.1%	2.1%	2.8%	2.8%	5.6%	5.6%	9.4%	9.4%	12.1%	12.1%
Number of borrowers (5)
Credit loan transactions	751	751	10,292	10,292	28,374	28,374	101,137	101,137	84,891	84,891
Secured loan transactions	885	885	828	828	364	364	35	35	—	—
Total	1,636	1,636	11,120	11,120	28,738	28,738	101,172	101,172	84,891	84,891	579.7%	158.4%	252.0%	-16.1%
Number of investors (6)
Credit loan transactions (7)	278	278	1,061	1,061	25,679	25,679	117,016	117,016	106,764	106,764
Secured loan transactions (8)	14,686	14,686	17,230	17,230	13,795	13,795	76	76	—	—
Credit and secured loan transactions	2,519	2,519	13,492	13,492	23,861	23,861	20,858	20,858	11,483	11,483
Total	17,483	17,483	31,783	31,783	63,335	63,335	137,950	137,950	118,247	118,247	81.8%	99.3%	117.8%	-14.3%

Notes:

(1)                       Total loan volume facilitated is defined as the total principal amount of loans facilitated on our marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018. See “Item 4. Information on the Company—B. Business Overview—Loan Assistance Program”.

(2)                       Number of loan transactions facilitated is defined as the total number of loans facilitated on our marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018. See “Item 4. Information on the Company—B. Business Overview—Loan Assistance Program”.

(3)                       “Gross billing amount” is defined as the sum of (i) the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, and (ii) the recommendation service fees received from financial partners during the relevant period, net of value added tax. It differs from the revenue recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenue recognized over the term of the secured loan. For traditional individual credit loan transactions, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenue. For individual credit loans launched in the third quarter of the fiscal year ended March 31, 2018, as the service fees are charged each period, the gross billing amount equals the gross accumulative loan management service revenue recognized over the estimated term of the credit loan. For recommendation services, the gross billing amount equals the recommendation service fees.

(4)                       “Gross billing ratio” is defined as the gross billing amount divided by loan volume facilitated, presented as a percentage. It is an operation metric we believe is a more accurate indicator of profitability.

(5)                       Refers to borrowers who recorded successful borrowing activity on our online marketplace and referred to other third-parties during the relevant period. We started to provide recommendation services by referring certain borrowers to financial partners since December 2018. See “Item 4. Information on the Company—B. Business Overview—Loan Assistance Program”.

(6)                       Refers to individual investors who made loan investments on our online marketplace during the relevant period.

(7)                       Refers to individual investors who exclusively invested in credit loan transactions during the relevant period.

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

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loan products facilitated through our platform. We ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of the fiscal year ended March 31, 2018. We facilitate credit loans ranging from RMB1,500 (US$224) to RMB200,000 (US$29,801), with a primary focus on facilitating medium-sized credit loans with terms of typically 12 to 36 months in amounts ranging from RMB20,000 (US$2,980) to RMB160,000 (US$23,841) to borrowers on our online marketplace. As part of our business strategy to continue diversify and expand our offerings, we began offering microfinancing loans with terms of typically two to 12 months in amounts ranging from RMB1,500 (US$224) to RMB20,000 (US$2,980) in the last quarter of the fiscal year ended March 31, 2019. Furthermore, we segment our borrowers into five different credit grades, and the rate of the loan facilitation or management service fee that we charge borrowers varies depending on the pricing grade of the loan facilitated.

In addition to products offered on our online marketplace, and in an effort to further diversify our sources of revenue, we began to offer larger-sized consumer loans ranging from RMB0.1 million (US$14,900) to RMB6.0 million (US$0.9 million) with terms of 12 to 36 months on a lower APR than that of our credit loans beginning in the second quarter of the fiscal year ended March 31, 2018, aiming to serve high net-worth individuals with sound credit history. See “Item 4. Information on the Company—B. Business Overview—Microlending”. Any material change in the product mix and pricing strategy could have a significant impact on our profitability and net income.

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

We utilize online and offline channels to acquire borrowers, combining both an online platform and the extensive offline networks of our offline cooperation partner, Hexin Group. We acquire borrowers through referrals from our offline cooperation partners’ extensive nationwide on-the-ground sales network in China as part of our contractual arrangements with Hexin Information and Hexin Financial Information, which are beneficially owned by our controlling shareholder. Under the contractual arrangements, Hexin Group refers offline borrowers to us and we then offer our online loan facilitation services to these borrowers. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Hexin Group”. In the fiscal year ended March 31, 2019, the total amount of loans to borrowers acquired through our offline channels constituted 76.9% of the total amount of loans we facilitated, compared to 88.7% and 100.0% for the fiscal year ended March 31, 2018 and 2017, respectively.

We primarily acquire individual investors through our online platform. Our investor acquisition channels primarily include our cash incentive program, sales and marketing campaigns for our mobile applications and customer referrals.

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

The Regulatory Environment in China

The regulatory environment for the consumer lending industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial condition and results of operations. Most recently, multiple PRC governmental authorities have published various new rules and regulations to further regulate the marketplace lending industry in China, including with respect to consumer lending service providers and microlending. See “ Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Lending—Regulations on Consumer Lending Service Providers” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Lending—Regulations Relating to Microlending”. These rules and regulations have limited and adversely affected our business growth in terms of, among other things, our business scale, number of borrowers, loan facilitation amount and outstanding loan balance while causing us to incur additional compliance costs. Both number of borrowers and loan volume facilitated on our marketplace decreased in the fiscal year ended March 31, 2019. We will continue to make efforts to ensure that we are in compliance with the existing laws, regulations and governmental policies relating to our industry and with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these laws and regulations could also provide new market opportunities. We will continue to diversify funding sources, optimize our loan product mix and enhance our risk management to support our business growth.

Effectiveness of Risk Management

Our ability to effectively assess the credit risk of borrowers, generate credit scores and segment borrowers into appropriate risk profiles affects our ability to facilitate suitable loans between borrowers and investors and implement risk-based pricing. Generally, the higher the credit grades of the borrowers, which represent lower credit risks, the lower the APRs charged to borrowers. We assist borrowers and investors in assessing the credit risks and calculating the appropriate APRs and expected returns. With our proprietary technology, we have implemented a multi-stage credit assessment and risk management system and stricter internal control to ensure the quality of borrowers and to prevent fraud. For more information on our risk management system, please see “Item 4. Information on the Company—B. Business Overview—Compliance Initiatives” and “Item 4. Information on the Company—B. Business Overview—Our Technology and Risk Management System”. The information and data we use may not be sufficient to allow us to adequately capture a borrower applicant’s credit risk. We constantly update and optimize our risk management system, but the system may have loopholes or defects which may prevent us from effectively identifying risks, or the data provided by users may be inaccurate or stale or insufficient, such that we may misjudge the risk and misalign the risk profile and loan price. The information may also not be sufficient for prediction of future non-payment. Such risks and errors may erode investor confidence in our marketplace and therefore harm our reputation and adversely affect our business and results of operations.

We have entered into the Guarantee Plan with Zhengxuan Guarantee to provide guarantee to investors for loans facilitated on or after December 1, 2018. In the event of borrower default, Zhengxuan Guarantee would compensate the investor for an amount up to the loan residual principal and three months of accrued interest. Even though we do not have any legal responsibility for compensation of any defaulted loan, in the event that we provide Zhengxuan Guarantee with borrowers’ information that is incorrect or incomplete, and Zhengxuan Guarantee has compensated investors based on the guarantee provided in reliance on such incorrect information, Zhengxuan Guarantee shall be entitled to require us to compensate it for all relevant losses and expenses incurred, which may adversely affect our profitability.

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

Key Components of Results of Operations

Revenue

Our revenue is generated from fees charged for providing services, including loan facilitation service fees, loan management service fees, post-origination service fees, recommendation service fees and other sources. In addition, we charge other fees such as penalty fees for late payment, one-time fees for investors transferring their creditor rights, and other service fees. Furthermore, we generate interest from the microlending business.

Our revenue is presented net of VAT and related surcharges. Our net revenue comprises fees earned net of liabilities associated with the risk reserve liability and cash incentives to investors and is recognized as revenue from loan facilitation services, loan management services, post-origination services and other services.

The following table sets forth the reconciliation of our net revenue for the periods presented:

	For the Fiscal Years Ended March 31,
	2017		2018		2019
	(US$)	% of revenue	(US$)	% of revenue	(US$)	% of revenue
Revenue
Loan facilitation service	25,636,661	86.6%	117,984,295	95.7%	66,782,312	80.84%
Loan management service	2,678,557	9.1%	508,948	0.4%	—	—
Post-origination service	1,219,897	4.1%	4,213,862	3.4%	11,418,182	13.82%
Recommendation service	—	—	—	—	858,796	1.04%
Interest income	—	—	590,122	0.5%	3,552,983	4.30%
Others	59,756	0.2%	21,434	—	1,491	—
Total revenue	29,594,871	100.0%	123,318,661	100.0%	82,613,764	100.0%
Business and sales related taxes	171,862	0.6%	890,414	0.7%	773,382	0.94%
Cash incentives	1,629,316	5.5%	15,170,406	12.3%	20,509,878	24.83%
Risk reserve liability charge	4,873,150	16.5%	—	—	—	—
Net Revenue	22,920,543	—	107,257,841	—	61,330,504	—

Loan facilitation revenue     For each credit loan facilitated on our platform, we charge a transaction fee to the borrower at certain percentage of the loan principal, and allocate such fee between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction fees in relation to the work we perform through our platform in connecting borrowers with investors and facilitating the origination of loan transactions. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. Borrowers pay such fees upon loan issuance.

Loan management revenue     Secured loan borrowers pay us a fixed monthly management service fee for services provided, which includes assessment services for the pledged assets and information services for the borrower’s monthly account statement and repayment. We recognize the loan management revenue over the loan period in accordance with the monthly services provided. We stopped facilitating secured loans beginning in the third quarter of the fiscal year ended March 31, 2018, and therefore did not generate any loan management revenue for the fiscal year ended March 31, 2019.

Post-origination revenue     Post-origination revenue consists of post-facilitation service fees and automatic investment service fees. Post-facilitation service fees are the portion of transaction fees charged to borrowers in relation to services we provide after the origination of credit loan, such as repayment facilitation and loan collection, which are allocated based on the relative standalone selling price of each loan and recognized over the loan period. Automatic investment service fees are the service fees charged to investors in relation to their use of the Company’s automatic investment programs, which provide investors with pre-specified expected investment returns while minimizing the time needed to manage their investments.

Under the automatic investment programs, the Company charges investors for a service fee based on the surplus gain, i.e., the actual rate of return that exceeds the stated expected rate of return in the investment program agreement. Investors make their own decision as to whether to enroll in the automatic investment programs or not, and the Company does not promise any return of investment. The automatic investment service fees are due at the end of the investment period.

The automatic investment programs service fees are initially estimated based on historical experience of returns on similar investment products and current trends. These service fees are recognized on a straight-line basis over the term of the investment period, which is the period of time starting from when the investments are matched with loans to when such investments start to generate returns for the investors. The Company records automatic investment service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur.

Recommendation service  We started to provide recommendation services by referring certain borrowers to financial partners since December 2018. Such services primarily include referral through our marketplace that directs users to financial partners. We receive referral fees from the financial partners and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers.

Interest income     The Company started to lend funds to microlending borrowers up to their approved credit amount since August 2017 and recognized interest income.

Cash incentives     In order to expand our market share, we provide cash incentives to qualified investors under our referral incentive program, as well as promotional incentive programs within a limited period. Upon the satisfaction of the terms and conditions under our referral incentive program or promotional campaigns, investors can redeem their cash to reduce the amount of investment required to purchase financial products or withdraw cash without any restrictions as to the use of such funds. The periods and terms, including the minimum investment thresholds, of each individual cash incentive program vary depending on different situations. Cash incentive programs may last from a few days up to a few weeks. Under our referral incentive program, the existing investor earns an annualized cash incentive of around 1% based on the funds invested by the new investor in the first year. Under our promotional incentive program, the cash incentive amount usually represents approximately 0.3% to 0.5% of the minimum investment amount required from investors who participate in that program. We require each individual investor to make a minimum investment before the applicable investor can earn the incentive. We consider it is probable that the revenue earned from each investor, through loans invested through our referral incentive program and promotional incentive program, exceed the incentive payments. Therefore, in accordance with ASC 606, the cash incentives provided are accounted for as reduction of revenue. We paid cash incentives to investors in the amount of approximately US$1.6 million, US$15.2 million and US$20.5 million in the fiscal years ended March 31, 2017, 2018 and 2019, respectively.

Our post-origination service fee generated from these loan investments represents approximately 0.7% to 2.2% of the loan investment amount and is recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference in bookkeeping, for the fiscal years ended March 31, 2017, 2018 and 2019, our cash incentive payments were higher than the post-origination revenue recognized. However, over the term of each individual loan, our total post-origination service fee from each investor, generated from loans with funds invested through our cash incentive program, is expected to exceed the incentive payments.

Risk reserve liability charge     At the inception of our business, we launched an investor protection service in the form of a risk reserve liability policy. In accordance with the agreements between our investors and us, if a borrower defaults under a loan, we are obligated to repay the investors the principal and accrued interest of the defaulted loan liability. In accordance with the terms of the risk reserve liability policy, an amount equal to 1% and 2% of the loan amounts of all secured loans and credit loans including the principal and the interest, respectively, is set aside during a given period. Since February 1, 2017, we have terminated this risk reserve liability policy and introduced an insurance arrangement with a third-party insurer to protect investors against the risk of borrower defaults. See “Item 4. Information on the Company—B. Business Overview—Risk Reserve Liability and Guarantee”.

Operating costs and expenses

Our operating costs and expenses primarily consist of service and development expenses, sales and marketing expenses, general and administrative expenses and share-based compensation. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2017	2018	2019
	US$	US$	US$

Operating costs and expenses
Service and development expenses	5,149,265	8,495,768	7,396,835
Sales and marketing expenses	5,212,127	15,241,637	32,322,003
General and administrative expenses	2,645,605	5,816,130	9,928,512
Share-based compensation	—	1,828,868	6,585,386
Total operating costs and expenses	13,006,997	31,382,403	56,232,736

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

Share-based compensation     Share-based compensation was US$6.6 million in the fiscal year ended March 31, 2019, compared to US$1.8 million in the fiscal year ended March 31, 2018 and nil in the fiscal year ended March 31, 2017. The increase was attributable to awards granted under the Amended and Restated 2016 Equity Incentive Plan, which began vesting on November 3, 2017, the date on which we completed our initial public offering, and throughout the fiscal years ended March 31, 2018 and 2019.

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

PRC

Our subsidiary, Hexin Yongheng and Tianjin Haohongyuan, and our consolidated VIEs, Hexin E-Commerce and Wusu Company, and subsidiaries of Hexin E-Commerce, all established in the PRC, are subject to the PRC statutory income tax rate of 25%, according to the EIT Law. Our VIE, Hexin E-Commerce, was granted the “high technology enterprise” status in the fiscal year ended March 31, 2016 and thus qualified to a preferred income tax rate of 15%. Substantially all our pre-tax income originates from Hexin E-Commerce and its branches, which qualified as “high technology enterprises” in 2017 and therefore are subject to 15% statutory income tax rate starting March 25, 2016. However, Horgos Qinhe Electronic Technology Co., Ltd. and Horgos Bozhishuntai Venture Capital Co., Ltd., both of which were established in November 2017, are subject to a preferred income tax rate of 0% for a period of five years after their inception, as they were incorporated in the Horgos Economic District.

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

In the fiscal years ended March 31, 2017, 2018 and 2019, the income tax provision was US$1.5 million, US$11.0 million and US$1.9 million, respectively. Our effective tax rates for the fiscal years ended March 31, 2017, 2018 and 2019 were 15.1%, 14.4% and 25.3%, respectively.

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

We began our business operations in March 2014. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to maintain the fast growth rate we have experience in recent years and may not be able to manage our growth effectively.”

	For the Fiscal Years Ended March 31,
	2017		2018		2019
	(US$)%		(US$)%		(US$)%
Net revenue	22,920,543	100.0%	107,257,841	100.0%	61,330,504	100.0%
Operating costs and expenses
Service and development	5,149,265	22.5%	8,495,768	7.9%	7,396,835	12.1%
Sales and marketing	5,212,127	22.7%	15,241,637	14.2%	32,322,003	52.7%
General and administrative	2,645,605	11.5%	5,816,130	5.4%	9,928,512	16.2%
Share-based compensation	—	—	1,828,868	1.7%	6,585,386	10.7%
Total operating expenses	13,006,997	56.7%	31,382,403	29.3%	56,232,736	91.7%
Other income (expenses)
Other income	198,624	0.9%	683,393	0.6%	2,336,015	3.8%
Other expense	(19,095)	—0.1%	(22,516)	—	(28,530)	—
Total other income	179,529	0.8%	660,877	0.6%	2,307,485	3.8%
Income before income taxes	10,093,075	44.0%	76,536,315	71.4%	7,405,253	12.1%
Provision for income tax	1,522,211	6.6%	11,025,690	10.3%	1,872,672	3.1%
Net income	8,570,864	37.4%	65,510,625	61.1%	5,532,581	9.0%

The following table sets forth our revenue breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2017	2018	2019
	(US$)
Revenue (1)
Loan facilitation service	25,636,661	117,984,295	66,782,312
Loan management service	2,678,557	508,948	—
Post-origination service	1,219,897	4,213,862	11,418,182
Recommendation service	—	—	858,796
Interest income	—	590,122	3,552,983
Others	59,756	21,434	1,491
Total revenue	29,594,871	123,318,661	82,613,764

Business and sales related taxes	171,862	890,414	773,382
Cash incentives	1,629,316	15,170,406	20,509,878
Risk reserve liability charge	4,873,150	—	—
Net Revenue	22,920,543	107,257,841	61,330,504

(1)                   Represents amounts net of VAT.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Net revenue

Net revenue during the fiscal year ended March 31, 2019 was US$61.3 million, representing a decrease of 42.8% from US$107.3 million in the fiscal year ended March 31, 2018.

•                   Loan facilitation revenue   Loan facilitation revenue decreased by US$51.2 million, or 43.4%, from US$118.0 million in the fiscal year ended March 31, 2018 to US$66.8 million in the fiscal year ended March 31, 2019. The decrease was primarily due to a decrease in the volume of credit loans facilitated through our marketplace, which was in turn caused by (i) a decrease in the amount of investments from investors due to the industry turmoil caused by tightened regulation, and (ii) a decrease in the number of borrowers for credit loans due to the application of stricter internal control. See “Item 4. Information on the Company—B. Business Overview—Compliance Initiatives”.

During the fiscal year ended March 31, 2019, the volume of credit loans facilitated through our online marketplace decreased by 54.2%, from US$1.2 billion in the fiscal year ended March 31, 2018 to US$0.6 billion in the fiscal year ended March 31, 2019. The decrease in the volume of credit loans facilitated through our marketplace was driven by (i) a decrease in the amount of investments on our marketplace from US$1,580.7 million in the fiscal year ended March 31, 2018 to US$564.9 million in the fiscal year ended March 31, 2019, and (ii) a decrease in the number of borrowers for credit loans from 101,137 in the fiscal year ended March 31, 2018 to 84,891 in the fiscal year ended March 31, 2019.

Since we derive our loan facilitation revenue from charging service fees from borrowers after successful facilitation of loans, loan facilitation revenue for the fiscal year ended March 31, 2019 decreased as a result of the above.

•                   Loan management revenue   We did not generate any loan management revenue in the fiscal year ended March 31, 2019 due to our continuing corporate strategy of focusing more on credit loans, rather than secured loans, which led to a slowdown of secured loans transacted on our online marketplace and ultimately our cessation of facilitating secured loans in the third quarter of the fiscal year ended March 31, 2018.

•                   Post-origination revenue   Post-origination revenue increased from US$4.2 million in the fiscal year ended March 31, 2018 to US$11.4 million in the fiscal year ended March 31, 2019, due to (i) the rolling impact of deferred transaction fees, and (ii) an increase in service fees we received from investors for using the Company’s automatic investment program.

•                   Recommendation service revenue   We started to provide recommendation services by referring certain borrowers to financial partners since December 2018. Such services primarily include referral through our marketplace that directs users to financial partners. We receive referral fees from the financial partners and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the year ended March 31, 2019, we earned US$858,796 recommendation service revenue from our partnership with the Funding Partner.

•                   Interest income   Interest income increased from US$0.6 million in the fiscal year ended March 31, 2018 to US$3.5 million in the fiscal year ended March 31, 2019, as our microlending business continued to grow since its inception in the second quarter of fiscal year 2018. The total amount of microlending loans we originated in the fiscal year ended March 31, 2019 was RMB828.0 million (US$123.5 million), representing an increase of 260.0% from RMB230.0 million (US$34.7 million) in the fiscal year ended March 31, 2018. The average interest rate we charged our microlending borrowers in the fiscal year ended March 31, 2019 was 7.0%.

Operating costs and expenses     Total operating costs and expenses in the fiscal year ended March 31, 2019 were US$56.2 million, an increase of 79.2% from US$31.4 million in the fiscal year ended March 31, 2018. The increase was primarily due to an increase in sales and marketing expenses, general and administrative expenses, and share-based compensation expenses.

•                   Service and development expenses   Service and development expenses in the fiscal year ended March 31, 2019 were US$7.4 million, a decrease of 12.9% from US$8.5 million in the fiscal year ended March 31, 2018. The decrease was primarily attributable to the decrease in custodian bank account management fees.

•                   Sales and marketing expenses   Sales and marketing expenses in the fiscal year ended March 31, 2019 were US$32.3 million, an increase of 112.1% from US$15.2 million in the fiscal year ended March 31, 2018. The increase was primarily due to an increase in employee expenses, expenses paid to advertising vendors for online acquisition of borrowers and investors, and a series of marketing and promotional campaign expenses in the first half of the fiscal year ended March 31, 2019.

•                   General and administrative expenses  General and administrative expenses in the fiscal year ended March 31, 2019 were US$9.9 million, an increase of 70.7% from US$5.8 million in the fiscal year ended March 31, 2018. The increase was primarily attributable to an increase in professional service fees and rental and property fees.

•                   Share-based compensation   Share-based compensation in the fiscal year ended March 31, 2019 was US$6.6 million, an increase of 260.1% from US$1.8 million in the fiscal year ended March 31, 2018. The increase was attributable to the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan. As of March 31, 2019, 1,127,853 of the options granted have been exercised, and 538,900 of the restricted share units granted have vested.

Total other income (expense)     Our other income was US$2.3 million in the fiscal year ended March 31, 2019, as compared to other income of US$0.7 million in the fiscal year ended March 31, 2018.

Provision for income tax     Our income tax expense was US$1.9 million in the fiscal year ended March 31, 2019, as compared to US$11.0 million in the fiscal year ended March 31, 2018, primarily due to the decrease of net income before income taxes.

Cash incentives     The cash incentives we paid to investors increased by US$5.3 million, or 35.2%, from US$15.2 million in the fiscal year ended March 31, 2018 to US$20.5 million in the fiscal year ended March 31, 2019. This increase was primarily due to more customer acquisition incentive payments made in the fiscal year ended March 31, 2019 as a result of our heightened investor acquisition efforts. In our referral incentive program, the existing investor earns an annualized cash incentive of around 1% based on the funds invested by the new investor in the first year. In our promotional incentive program, the cash incentive amount usually represents approximately 0.3% to 0.5% of the minimum investment amount required from investors who participate in that program. We recognize cash incentive payments as a reduction of revenue when paid. Our post-origination service fee generated from these loan investments represents approximately 0.7% to 2.2% of the loan investment amount and is recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference in bookkeeping, for the fiscal years ended March 31, 2018 and 2019, our cash incentive payments were higher than the post-origination revenue recognized. However, over the term of each individual loan, our total post-origination service fee from each investor, generated from loans with funds invested through our cash incentive program, is expected to exceed the incentive payments.

Risk reserve liability charge     Since February 1, 2017, we have terminated this risk reserve liability policy and introduced an insurance arrangement with a third-party insurer to protect investors against the risk of borrower defaults. Therefore, we did not incur any risk reserve liability charge during the fiscal year ended March 31, 2019.

Net income     As a result of the foregoing, we recorded a net income of US$5.5 million in the fiscal year ended March 31, 2019, representing a 91.6% decrease from a net income of US$65.5 million in the fiscal year ended March 31, 2018.

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

Operating costs and expenses     Total operating costs and expenses in the fiscal year ended March 31, 2018 were US$31.4 million, an increase of 141.3% from US$13.0 million in the fiscal year ended March 31, 2017. The increase was primarily due to an increase in sales and marketing expenses, service and development expenses, general and administrative expenses, and share-based compensation expenses.

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

•                   Share-based compensation   Share-based compensation in the fiscal year ended March 31, 2018 was US$1.8 million, compared to nil in the fiscal year ended March 31, 2017. The increase was attributable to the recognition of the share-based compensation in connection with the options granted under the Amended and Restated 2016 Equity Incentive Plan. One-third of the ordinary shares subject to such options vested on November 3, 2017, the date on which we completed our initial public offering.

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

Changes in Financial Position

As of March 31, 2019, our cash and cash equivalents were US$57.4 million, representing a decrease of US$75.2 million from US$132.6 million as of March 31, 2018, mainly due to the decrease of net income to US$5.5 million. As of March 31, 2019, our net cash used in investing activities was US$68.1 million, representing an increase of US$40.5 million from US$27.6 million as of March 31, 2018, as our microlending business continued to grow and long term investments continued to increase in the fiscal year ended March 31, 2019.

As of March 31, 2018, our cash and cash equivalents were US$ 132.6 million, representing an increase of US$113.4 million from US$19.2 million as of March 31, 2017, mainly due to the growth of net income to US$65.5 million and net proceeds of US$43.3 million raised from our initial public offering after deducting related costs and expenses. As of March 31, 2018, our net cash used in investing activities was US$27.6 million, representing an increase of US$27.3 million from US$0.3 million as of March 31, 2017, as our microlending business began in the second quarter of the fiscal year ended March 31, 2018.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. ASU No. 2018-10 affects narrow aspects of the guidance issued in the amendments in Update 2016-02 and ASU No. 2018-11 allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company intends to make this election. The amendments in these update are effective for the Company for fiscal years beginning on April 1, 2019, including interim periods within those years, with early adoption permitted. The Company has performed an assessment of the impact of the adoption of the amendments in these updates on the Company’s consolidated balance sheets and results of operations for the Company’s leases, which primarily consist of operating leases for office space and equipment. Based on our preliminary assessment, the Company expects to record a right-of-use asset of approximately US$ 2.7 million and a lease liability of approximately US$ 2.7 million on the adoption date of April 1, 2019, primarily related to our leased office space. The Company will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods. The Company expects to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to leases with terms of less than 12 months.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements to (1) add an optional transition method that would permit entities to apply the new requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption, and (2) provide a practical expedient for lessors regarding the separation of the lease and non-lease components of a contract. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”). The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement. In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements, but does not expect the adoption of ASU No. 2018-13 to have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

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

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied.

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidation of Variable Interest Entity

As foreign-invested companies engaged in internet value-added businesses are subject to stringent requirements compared with Chinese domestic enterprises under the current PRC laws and regulations, our PRC subsidiary Hexin Yongheng, as a foreign-invested company, does not meet all such requirements and is not permitted to engage in such business in China. Therefore, we elected to conduct such business in China through Hexin E-commerce, Wusu Company and their subsidiaries, or our consolidated variable interest entities, which are PRC domestic companies beneficially owned by us.

Since we do not have any equity interests in the consolidated variable interest entities in order to exercise effective control over their operations, we have entered into a series of contractual arrangements with the consolidated variable interest entities and their shareholders through Hexin Yongheng, pursuant to which we are entitled to receive effectively all economic benefits generated from the consolidated variable interest entities. The call option agreements and voting rights proxy agreement provide us effective control over the consolidated variable interest entities, while the equity interest pledge agreement secure the equity owners’ obligations under the relevant agreements. Because we have both the power to direct the activities of the consolidated variable interest entities that most significantly affect their economic performance and the right to receive substantially all of the benefits from the consolidated variable interest entities, we are deemed the primary beneficiary of the consolidated variable interest entities. Accordingly, we have consolidated the financial statements of the consolidated variable interest entities. The aforementioned contractual agreements are effective agreements between a parent and a consolidated subsidiary, neither of which is accounted for in the consolidated financial statements or are ultimately eliminated upon consolidation.

We believe that our contractual arrangements with the consolidated variable interest entities are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. The interests of the shareholders of the consolidated variable interest entities may diverge from that of our company, which may potentially increase the risk that they would seek to act contrary to the contractual terms.

Consolidated Trust

The Company has established Trust 1 with the Trust Company as part of its strategy to diversify and expand its funding sources from individuals to institutional investors. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, the Trust Company facilitates personal credit loans through Trust 1 to borrowers referred by the Company. The initial term of the agreement is five years. The Company receives service fee revenues from the Trust Company for borrower referral, credit assessment services, and assistance in the loan facilitation process. As of March 31, 2019, Trust 1 was just established and started to facilitated loans to borrowers. As part of the above arrangements, the Company provides loan facilitation and post-origination services to Trust 1. The Company’s liability is capped at the initial cash set in the fund.

The Company holds significant variable interest in Trust 1 through (1) providing funds for the loan facilitation and (2) the service fee charged. Through the transaction fees and deposits, the Company has the right to receive benefits from Trust 1 that could potentially be significant to Trust 1. The Company also has power to direct the activities that most significantly affect the economic performance of Trust 1 by providing the loan servicing and default loan collection services. Accordingly, the Company is considered the primary beneficiary of the Trust 1 and has consolidated Trust 1’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements. The assets of Trust 1 are not available to creditors of the Company. All assets of Trust 1 are collateral for Trust 1’s obligations and can only be used to settle Trust 1’s obligations. As the Company provides funds to Trust 1 for the loan facilitation, the Company recognized loan receivables in the consolidated balance sheet as of March 31, 2019.

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

Revenue Recognition

The Company is an online consumer lending marketplace connecting borrowers and investors (“P2P”). The Company generally provides loan facilitation service by connecting investors to qualified borrowers and facilitating loan arrangements between the parties and post-origination service, including reviewing and assessing borrower’s information over the loan period, providing online account statements, collection services and sending short-message-service (“SMS”) payment information throughout the term of the loans to borrowers and investors. The Company determined that it is not the legal lender and legal borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Accordingly, the Company does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. For each loan facilitated, the Company charges a service fee which payable by the borrower for all loan facilitation and post-origination services provided. At contract inception, the Company determines that the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination..

The revenue generated from P2P business are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606).

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

•Step 1: Identify the contract (s) with a customer

•Step 2: Identify the performance obligations in the contract

•Step 3: Determine the transaction price

•Step 4: Allocate the transaction price to the performance obligations in the contract

•Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company determines its customers to be both investors and borrowers. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service and post-origination service (e.g. cash processing and collection services). The Company considers the loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

The transaction price is allocated amongst two performance obligations using their relative standalone selling prices consistent with the guidance in ASC 606. The Company does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Company. As a result, the estimation of standalone selling price involves significant judgment. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors. For each type of service, the Company recognizes revenue when (or as) it satisfies the performance obligation by transferring a promised service to a customer.

The amount of the transaction price allocated to performance obligations that are unsatisfied as of March 31, 2019 are US$1,938,000, all of which pertain to post-origination service. As the payment terms of the loans facilitated by the Company are all within one year, any unsatisfied performance obligation as of year-end will be satisfied in the next year.

Under ASC 606-10-65-1(h), the Company applies the modified retrospective approach only to contracts that are not completed as of the transition date and the Company used practical expedient on completed contracts in transiting to ASC 606. For completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

Revenue recognition policies for each type of services are discussed as follows:

•              Revenue from loan facilitation services

Before the adoption of ASC 606, the Company recognizes the revenue from loan facilitation for service fees loan inception, when the facilitation service is provided and collectability is assured.

Upon adoption of ASC 606, revenues from loan facilitation are recognized at the time a loan is originated between investors and borrowers and the principal loan balance is transferred to borrowers, at that time the facilitation service is considered completed.

•              Revenue from post-origination services

(i)            Post-origination services fee

Before adoption of ASC 606, the Company generates post-origination service fees from investors by providing post-origination services, including monitoring payments from borrowers to investors and maintaining investors’ account portfolios. Post-origination revenue is recognized when service is provided, the price is fixed or determinable as well as collectability is assured, which is normally at the end of related investment period. Since FY2019, revenue from post-origination services are recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the investor. The fee collected upfront allocated to post-origination services are deferred and recognized over the period of the loan on a straight-line basis.

(ii)           Service fees related to the automated investment programs

Under ASC 606, service fees derived from investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period as performance obligation is satisfied when the investments are matched automatically with loans to generate cumulative expected returns for the investors during the investment period. The service fees related to the automated investment programs are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the investors. The Company records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur.

•              Revenue from loan management service

For the years ended March 31, 2018 and 2017, the Company facilitated certain secured loans through its online lending marketplace and provided loan management service on reviewing the secured loan borrower’s pledged asset condition and updating secured asset information and status over the term of the secured loan period. Revenue from loan management service are recognized over the period of loan on a straight line basis. The Company has no longer facilitated any secured loans through its online lending marketplace since March 31, 2018, as a result the revenue from loan management service was nil for the years ended March 31, 2019.

•              Revenue from loan recommendation service

The Company started to provide recommendation services by referring certain borrowers to financial institutions since December 2018. Such services primarily include referral through the Company’s marketplace that directs users to financial institutions. The Company receives a referral fee from the financial institutions and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the year ended March 31, 2019, the Company earned US$858,796 recommendation service revenue from its partnership with the Funding Partner.

•              Interest income

The Company lends funds to borrowers up to their approved credit amount since August 2017 through its consolidated VIE and consolidated Trust 1. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was US$3,552,983, US$590,122 and nil for the years ended March 31, 2019, 2018 and 2017, respectively, which was included as net revenue in the accompanying consolidated statements of comprehensive income.

•              Other revenue

Other revenue includes one-time fees for loan transfers and other general fees charged to borrowers, which are recognized when the related performance is completed.

•              Cash incentives to investors

To expand its market presence, the Company provides cash incentives to qualified investors within a limited period. During the relevant incentive program period, the Company sets certain thresholds for the investor to qualify to enjoy the cash incentives. When qualified investment is made, cash coupons are provided to investors to reduce the amount of investment required to purchase financial products. In accordance with ASC 606, the cash incentives provided are accounted for as reduction of revenue. Cash incentives accounted for as reduction of revenue amounted to US$20,509,878, US$15,170,406 and US$1,629,316 for the fiscal years ended March 31, 2019, 2018 and 2017, respectively.

The Company offers cash rewards to existing online investors upon successful referral of new online investors under investor referral program. For the transactions that investors were granted cash incentive for investor referral, the Company recognizes such cash incentive as a reduction to revenue upon the grant date as the service performed to the investors is expected within one year.

•              Risk reserve liability

Starting from February 2017, the Company no longer records risk reserve liability. For more information, see “Item 4. Information on the Company—B. Business Overview—Risk Reserve Liability and Guarantee.”

Material Terms and Conditions of the 2018 Insurance Agreement

We terminated our cooperation with Changan Insurance on November 30, 2018, and did not renew the 2018 Insurance Agreement. For more information, see “Item 4. Information on the Company—B. Business Overview—Material Terms and Conditions of the 2018 Insurance Agreement.”

Material Terms and Conditions of the Guarantee Plan

On November 19, 2018, we entered into the Guarantee Plan setting out the terms and conditions of the guarantee arrangement to be provided by Zhengxuan Guarantee. For more information, see “Item 4. Information on the Company—B. Business Overview—Material Terms and Conditions of the Guarantee Plan.”

Accounts receivable, contract assets and allowance for uncollectible accounts

Accounts receivable are related to the recommendation service and loan facilitation income in relation to loans facilitated by the Company. Contract assets represent the right to consideration in exchange for services that the Company has transferred to the customer before payment is due. The Company’s right to consideration for the monthly fees of post-origination service is conditional on the investors’ actual return, as investors have the right to early terminate the investment prior to the maturity. As such, the Company records a corresponding contract asset for the monthly post-origination service that have already been delivered in relation to loans facilitated on the platform when recognizing revenue from post-origination service. Contract assets represent the right to consideration in exchange for post-origination services that the Company has transferred to the customer before payment is due. The Company only recognizes contract assets to the extent that the Company believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Per ASC 606-10-50-4a, impairment losses recognized on receivables or contract assets, are disclosed separately from other impairment losses.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. There were no past-due accounts receivable balance as of March 31, 2019 and 2018. As of March 31, 2019 and 2018, the account receivable balance was US$140,639 and nil, respectively and included in accounts receivable, contract assets, prepayments and other assets of the consolidated balance sheet. As of March 31, 2019 and 2018, the allowance for uncollectible account receivable balance was nil.

Loans receivable

Since August 2017, the Company started to engage in the micro-lending business and target at the borrowers in the PRC. Loans receivable represent loan originated by the Company, which is due from the qualified individual borrowers. As of March 31, 2019 and 2018, the loans are typical with loan terms ranging from 12 months to 36 months with annual interest charge from 6% to 8%. The Company has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at the historical carrying amount, net of allowance for loan losses.

Allowance for uncollectible loans receivable

The Company considers the loans to be homogenous as they are all unsecured loans and the credit profiles of the borrowers are also similar. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

The allowance for the uncollectible loans receivable is determined using a roll rate-based model. The roll rate-based model stratifies the loans principal and interest receivables by delinquency stages which are divided by days overdue and projected forward in next stage using probability of default. In each stage of the simulation, losses on the loan principal, interest and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate is calculated for each delinquency stage using loss given default, and then applied to the respective loans principal and interest balance. The Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors i.e. gross-domestic product rates, interest rates and consumer price indexes. Each of these macroeconomic factors is equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor. Specific provision is made when the Company, based on current information and events, such as the borrower’s ability to repay the loan, believes it is probable all amounts due according to the contractual terms of the loan will not be collected.

Non-accrual policies

Loans principal and interest receivables are placed on non-accrual status when payments are 90 days past due contractually. When a loan principal and interest receivable is placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal and interest receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal and interest have been settled and the borrower continue to perform in accordance with the loan terms.

Charge-off policies

Loans principal and interest receivables are generally charged-off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In accordance with ASC 310-10-35-41, the Company determines that any loans with outstanding balance that are 180 days past due are deemed uncollectable and thereof charged-off. For the year ended March 31, 2019, in order to align the Company’s charge-off policy with ASC 310-10-35-41 and industry practice, the Company revised its charge-off policy such that all loans are 180 days past due are therefore deemed uncollectible and charged-off. For the year ended March 31, 2018, the Company determined that any loans with outstanding balance that are 90 days past due are deemed uncollectable and therefor charged-off. The change in the charge-off policy had no impact on the Company’s provision for loan losses for the year ended March 31, 2018, as the Company did not have loans with outstanding balance that are 90 days or 180 days past due as of March 31, 2018. The change in the charge-off policy did not have a material impact on the Company’s consolidated financial statements for the year ended March 31, 2018.

Investment in equity securities

The Company’s investment in equity securities mainly comprise of equity investments in privately held companies. Upon adoption of ASU 2016-01 on April 1, 2018, the Company elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in net income.

The Company also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in consolidated statements of comprehensive income.

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury stock. The cost of treasury stock is transferred to “additional paid in capital” when it is re-issued for the purpose of share options exercised and share awards.

Income taxes

The Company’s subsidiary and its consolidated VIEs in the PRC are subject to the income tax laws of the relevant tax jurisdictions. No taxable income was generated outside the PRC for the years ended March 31, 2019, 2018 and 2016. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely that some portion or all of the deferred tax asset will not be realized. As of March 31, 2019 and 2018, no valuation allowance is considered necessary.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2019 and

2018, the Company did not have any significant unrecognized uncertain tax positions. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Share-based compensation

Under our Amended and Restated 2016 Equity Incentive Plan, we may grant share options to our selected employees, directors and non-employee consultants. Awards granted to employees with service conditions attached are measured at the grant date fair value and are recognized as an expense using straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

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

Binomial option-pricing models are adopted to measure the value of awards at each grant date or measurement date. The determination of fair value is affected by the share price as well as assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

We recognized share-based compensation upon successful completion of our initial public offering for the portion of the requisite service that has been rendered as of that date for the period from April 1, 2016 to the date of the completion of our initial public offering. We continued to recognize share-based compensation throughout the fiscal years ended March 31, 2018 and 2019 as the awards granted became vested. As a result, an approximately US$6.6 million charge was incurred in the fiscal year ended March 31, 2019.

Impact of Foreign Currency Fluctuation

See “ Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “ Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B.                    Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, capital raised from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2017, 2018 and 2019, we had US$19.2 million, US$132.6 million and US$57.4 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2017, 2018 and 2019, our working capital (excluding the amount due from related parties) amounted to a deficit of US$18.5 million, US$139.3 million and US$71.1 million, respectively. We believe that our current cash, cash flows provided by operating activities, net proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

In January 2017, Hexin E-commerce entered into a strategic cooperation agreement with China Everbright Bank, pursuant to which China Everbright Bank may in the future provide integrated financial services, such as depositing services, credit financing and centralized funds management to us. China Everbright Bank has also agreed to extend loan credit in an amount up to RMB100 million (US$14.9 million) to us upon request for our general working capital purposes, with such credit line renewable on a yearly basis. The specific terms of the actual loan credit will be negotiated separately. After we tender a formal request and loan application, China Everbright Bank will implement its loan approval procedures. China Everbright Bank requires regulatory and internal approvals before issuing loan credit to us. As of the date of this annual report on Form 20-F, we have not withdrawn any loans from China Everbright Bank, nor have we tendered an application to obtain such loan credit.

In October 2017, Hexin E-commerce entered into a strategic cooperation agreement with a Chinese commercial bank, or Bank A. Under the agreement, Bank A agreed to provide a line of credit of RMB500 million (US$74.5 million) with a term of two years. Bank A also agreed to provide us with access to integrated financial services, such as credit financing, off-balance-sheet activities and funds depositary services and management services. As of the date of this annual report on Form 20-F, Hexin E-commerce has not utilized this line of credit, nor has it submitted an application to obtain other credit financing from Bank A.

On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The determination to declare and pay such annual dividend or special dividend and the amount of any dividend in any particular year will be made at the discretion of our board of directors and will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time. Any declaration and payment, as well as the amount, of dividends will be subject to our constitutional documents and applicable Chinese and U.S. state and federal laws and regulations, including the approval from the shareholders of each subsidiary which intends to declare such dividends, if applicable.

In October 2018, we entered into an agreement with Shell Energy (China) Limited, a subsidiary of Royal Dutch Shell, to support liquidity and market developments of China’s national emissions trading scheme (“ETS”). Under the ETS, polluting companies have emission quotas and they can trade carbon credits to meet the imposed quotas. Cleaner companies are rewarded by selling such credits to companies that exceed their quotas. According to the agreement, we will provide price hedging for a substantial volume of National Carbon Allowances for three years, beginning when the cement sector is enrolled in the ETS and when the Chinese carbon offsets, such as Chinese Certified Emission Reduction can be used for compliance purposes.

On December 10, 2018, we announced a share repurchase program approved by our board of directors, under which we may repurchase up to US$25 million worth of our outstanding ADSs over a period of 12 months. As of the June 30, 2019, we have repurchased 1,165,883 ADSs under the share repurchase program, representing a total value of approximately US$4 million. The repurchases have been, and will be, effected on open market at prevailing market prices, depending on a number of factors, including but not limited to share price, trading volume and general market conditions, along with our working capital requirements, general business conditions and other factors, as well as being subject to applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

In January 2019, Tianjin Bozhishuntai Technology Co., Ltd. obtained a line of credit of RMB20 million (US$3.0 million) with a term of one year from a Chinese commercial bank, or Bank B. As of the date of this annual report on Form 20-F, Tianjin Bozhishuntai Technology Co., Ltd. has not utilized this line of credit.

In March 2019, we issued a US$20 million three-year senior unsecured note due 2022 to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited. Under the arrangement, the senior unsecured note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears. About US$14.6 million will be used for the payment of consideration for acquiring a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd., and the remaining will be used for our daily working capital turnover, including payment of operation and management expenses, equipment maintenance and advertising fees.

In April 2019, Hexin E-commerce obtained a line of credit of RMB100 million (US$14.9 million) with a term of one year from Bank B. As of the date of this annual report on Form 20-F, Hexin E-commerce has withdrawn RMB5 million (US$0.7 million) as working capital for its daily operations.

As of March 31, 2017, 2018 and 2019, we had US$4.2 million, nil and nil due from related parties, respectively. Each of Hexin Information and Hexin Financial Information were incorporated and beneficially owned by Mr. Xiaobo An, the Chairman of our Board of Directors and our Chief Executive Officer. We historically utilized Hexin Group’s centralized banking systems for our cash and banking management, which resulted in a significant balance of amount due from a related party. In addition, Hexin Group also paid expenses on our behalf. We have recorded all expenses paid by Hexin Group on our behalf in the related historical periods presented in our consolidated financial statements. On September 27, 2017, all balances due from Hexin Group were collected by us in full. As of March 31, 2019, we did not have any amount due from Hexin Information or Hexin Financial Information.

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

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of US$0.3 million, US$0.5 million and US$0.9 million in the fiscal years ended March 31, 2017, 2018 and 2019, respectively, primarily due to purchases of electronics, office equipment, vehicle and leasehold improvements for our office as a result of our business growth.

Loan Performance Data

Delinquency Rates

We define the delinquency rates as of the end of the period as the outstanding balance of principal and interest that were 15 to 29, 30 to 59 and 60 to 89 calendar days delinquent as a percentage of the total outstanding balance of principal and interest for the relevant group of loans during such period.

The following tables set forth our delinquency rates for all loans as of March 31, 2017, 2018 and 2019, respectively:

	Delinquent for (1)
	15 - 29 days		30 - 59 days		60 - 89 days		More than 90 days
	RMB	US$ (2)	RMB	US$ (2)	RMB	US$ (2)	RMB	US$ (2)
	(in thousands, except percentages)
As of March 31, 2017
Unpaid balance of principal and interest	2,483	361	3,794	551	9,061	1,316	17,184	2,496
Delinquency rate	0.091%	0.091%	0.138%	0.138%	0.331%	0.331%	0.627%	0.627%

As of March 31, 2018
Unpaid balance of principal and interest	6,386	1,018	14,626	2,332	11,551	1,841	94,171	15,013
Delinquency rate	0.066%	0.066%	0.152%	0.152%	0.120%	0.120%	0.980%	0.980%

As of March 31, 2019
Unpaid balance of principal and interest	23,069	3,437	30,300	4,515	33,001	4,917	339,418	50,575
Delinquency rate	0.257%	0.257%	0.337%	0.337%	0.367%	0.367%	3.778%	3.778%

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

As we continue to explore and optimize our product offering, the mix of our loan products evolved over time. We believe a change of loan products generally leads to a change in the borrower profile. We gradually phased out of the historical practice of using offline referrals to acquire online borrowers. Currently, we offer loan products with terms mainly ranging from 12 months to 36 months. As such, we believe the credit performance of our current products is more indicative of future credit performance of loans facilitated through our marketplace.

As a third-party to the loan agreements, we merely facilitate loans by connecting borrowers and investors on our online platform. Although M3+ Net Charge-off Rates, as indicators of the performance of the loans facilitated on our marketplace, do not directly represent or affect our financial conditions or results of operations, we use such data to better understand the risks associated with different market segments in order to position us and design strategies appropriately. In addition, we continue to disclose M3+ Net Charge-off Rates to provide investors with information on the overall performance of the loans facilitated on our marketplace.

The following table provides the amount of loans generated through our marketplace during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rates data as of March 31, 2019 for the loans facilitated during each of the periods presented.

M3+ Net Charge-off Rates
	Amount of loans facilitated during the period		Accumulated M3+ Net Charge-off as of March 31, 2019		Total M3+ Net Charge-off Rate as of March 31, 2019
Loan issued period	(RMB)	(US$) (1)	(RMB)	(US$) (2)	Percentage
	(in thousands)		(in thousands)
From April 1, 2016 to March 31, 2017	2,264,421	336,727	111,774	16,239	4.94%
From April 1, 2017 to March 31, 2018	8,268,844	1,248,033	162,931	25,975	1.97%
From April 1, 2018 to March 31, 2019 (3)	3,788,185	564,895	24,020	3,579	0.63%

(1)       The exchange rate of amount of loans facilitated during a given period between the RMB and the U.S. dollar for a given period was calculated using the average of the daily exchange rates during such given period.

(2)       The exchange rate of accumulated M3+ net charge-off as of March 31, 2019 between the RMB and the U.S. dollar for a given period was calculated using the period-end exchange rate for such given period.

(3)       Loans issued between January 1, 2019 and March 31, 2019 cannot be delinquent for over three months, as of March 31, 2019, and thus are not factored into the calculation of the M3+ Net Charge-off Rates for this vintage.

Historically, we have been able to effectively manage the quality of our products and achieve a balance between the growth of loan origination volume and realized delinquency rates. The steady increase in the M3+Net Charge-off between fiscal year 2017 and 2018 was primarily due to (i) the significant increase of the amount of loans we facilitated during the fiscal year ended March 31, 2018; and (ii) the fact that the loans we facilitated generally have terms ranging from 12 to 36 months, and therefore require several months to demonstrate the delinquent effect. The decrease in the amount of credit loans we facilitated during the fiscal year ended March 31, 2019 resulted in the decrease in both M3+ Net Charge-off and M3+ Net Charge-off Rates during the same period. Although investor’s entitlement under the loans are protected by the third party guarantee company, if widespread defaults were to occur, investors may still lose confidence in our platform and our business and results of operations may be materially and adversely affected.

Our business and financial performance depend on our ability to manage and forecast net charge-off rates. However, given our limited operating history, we have limited information on historical charge-off rates, and as a result, we may not be able to conduct an accurate forecast for our target borrower group. In addition, due to the uncertainty of industry regulations, we expect borrower credit performance to be volatile in the foreseeable future, which may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions. See “Item 4. Information on the Company—B. Business Overview—Our Technology and Risk Management.”

Microlending Business

In August 2017, we began operating our online microlending business by directly originating microlending loans to microlending borrowers through Wusu Company, which operates with a registered capital of RMB200 million (US$29.8 million) to originate loans with a loan receivable balance of RMB180 million (US$28.7 million) as of March 31, 2018. Registered in Wusu City, Xinjiang Province, the online microlending business operates nationwide and exclusively uses online customer acquisition channels. Wusu Company’s registered capital was increased to RMB500 million (US$74.5 million) in September 2018, with a loan receivable balance of RMB512.1 million (US$76.3 million) as of March 31, 2019. The excess of the loan receivable balance over the registered capital mainly derives from microlending loans originated using interest income generated from the operation of Wusu Company’s microlending business.

While leveraging on our existing risk management capabilities, the microlending business focuses on originating larger-sized consumer loans ranging from RMB0.1 million (US$14,900) to RMB6.0 million (US$0.9 million) with terms of 12 to 36 months on a lower APR than that of our credit loans. Depending on the terms of the microlending loans, microlending borrowers may repay equal installments of principal and interest on a monthly basis, or they may repay only interest on a monthly as-accrued basis and principal upon maturity. Wusu Company uses the interest income generated from the operation of its microlending business to further originate loans.

We experienced rapid growth in the microlending business. The total amount of microlending loans we originated in the fiscal year ended March 31, 2019 was RMB828.0 million (US$123.5 million), representing an increase of 260.0% from RMB230.0 million (US$34.7 million) in the fiscal year ended March 31, 2018. The average interest rate we charged our borrowers in the fiscal year ended March 31, 2019 was 7.0%.

From the inception of our microlending business to March 31, 2019, we have originated a total number of 476 microlending loans to 80 microlending borrowers, of which 139 microlending loans were outstanding as of March 31, 2019, representing a total amount of RMB512.1 million (US$76.3 million).

At the inception of Wusu Company, the microlending borrowers are mainly high-quality borrowers targeted from our previous secured loan borrower base. As Wusu Company’s business grows, it starts to develop its independent microlending borrower base in line with our strategy to serve high net-worth individuals with sound credit history, who are different from the borrowers participating on our platform. Since the inception of Wusu Company, we have established a separate team to keep track of the profiles of the borrowers from our platform who qualify as borrowers in Wusu Company.

The shift in business strategy to microlending business is beneficial and in the best interest of us because the microlending business provides quality microlending borrowers with direct financing opportunities with a higher average borrowing limit than that of our marketplace, thus likely to generate more diversified returns for us.

C.                    Research and Development

As of March 31, 2019, we have a dedicated product development team consisting of 53 full-time employees. This team is responsible for developing and implementing new products to introduce on to our marketplace.

We will continue to develop products to better satisfy the capital requirements of our borrowers. Meanwhile, we continue to emphasize risk-management, including further developing loan pricing mechanisms based on risk control. Our products will be optimized according to a personal credit system, enabling quality users with high credit to have access to more satisfying loan services with more attractive pricing. In accordance with market and regulatory requirements, we aim to improve our loan pricing ability and to provide loan products that better satisfy the needs of our users.

Given our various lending products, we aim to provide users with safe, quality and diverse products and to fulfill our lenders’ goals of capital preservation and appreciation. Our accessible and convenient interface facilitates our customers’ use of our platform, and we plan to continue our efforts in improving our financial technology to bring improved operation and service.

D.                    Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                    Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2019.

F.                    Tabular Disclosure of Contractual Obligations

Contractual obligations and commitments

We lease our main office space under an irrevocable operating lease agreement. Rental expenses under operating leases in the fiscal years ended March 31, 2017, 2018 and 2019 were US$720,314, US$1,163,326 and US$2,219,743, respectively.

The following table sets forth our future minimum lease payments under irrevocable operating lease agreements as of March 31, 2019:

Minimum lease payment
Fiscal Years ending March 31,	US$
2020	1,908,665
2021	919,408
2022	55,132
2023	—
2024 and thereafter	—
Total	2,883,205

As of March 31, 2017, 2018 and 2019, we recorded liability of US$4.9 million, nil and nil in relation to the risk reserve liability, respectively. As our risk reserve liability policy has been discontinued and replaced by a third party insurance arrangement since February 1, 2017, there was no risk reserve liability charge in the fiscal year ended March 31, 2018.

In March 2019, we issued a US$20 million three-year senior unsecured note due 2022 to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited. Under the arrangement, the senior unsecured note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2017, 2018 and 2019, respectively. During the fiscal year ended March 31, 2019, Hexin E-Commerce entered into an agreement with the Funding Partner, where Hexin E-Commerce has a contractual obligation to borrowers while the guarantee liability as of March 31, 2019 is assessed as nil by an independent third-party valuation firm.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Xiaobo An	36	Director, chairman and chief executive officer
Qisen (Johnson) Zhang	36	Chief financial officer
Lili Hua	34	Director and chief operating officer
Chen Zhang	37	Chief marketing officer
Weixiong Huang	39	Chief risk officer
Non-Executive Directors:
Stephen Markscheid	65	Independent director
Dagang Guo	47	Independent director
David Wei Tang	52	Independent director

Executive Officers

Mr. Xiaobo An, aged 36, founded and has held the position of our chairman since the inception of our business. He became our director in February 2017 and our chief executive officer in May 2019. Before founding our company and the creation of the “Hexin” brand, Mr. An founded Beijing Zhongdashixing Business Co., Ltd, Hexindai Wealth Management Co., Ltd, Hexindai and Hexindai Financial Information (Beijing) Co., Ltd. He served as a credit approval manager in Huaxia Bank from 2004 to 2008 where his responsibilities included the supervision of credit card application review. Mr. An received a bachelor’s degree in advertising from Hebei University. He was awarded the “Outstanding Innovator of the Financial Industry in China” title by the prestigious Economy magazine and Huazun Prize panel in 2014.

Mr. Qisen (Johnson) Zhang, aged 36, joined our company in August 2016 and has served as our chief financial officer since February 2017. Prior to joining our company, Mr. Zhang served as the board secretary and investor relations director to China Ming Yang Wind Power Group Limited, a NYSE-listed company (NYSE: MY) from 2014 to 2015, where he was involved in corporate finance projects and overall management of the company. From 2010 to 2014, he served as a director of FunTalk China Holdings Ltd., a NASDAQ-listed company (NASDAQ: FTLK) where he provided financial modelling and analysis services. Mr. Zhang also worked at H&D Investment Consulting from 2007 to 2010 and International Data Corporation from 2005 to 2007. He graduated from the University of International Business and Economics, where he was awarded a bachelor’s degree in Business Administration.

Ms. Lili Hua, aged 34, has served as our chief operations officer since June 2017. She became our director in May 2019. Prior to joining our company, she was the operations manager of Souyidai (Beijing) Information Technology Consulting Company Limited, a subsidiary of the Sohu Group (NASDAQ: SOHU) from March 2016 to May 2017, where she was in charge of the internal and external operations of the company, as well as the management of all operations department staff and the implementation of the company’s operations and strategies. Prior to that, she was Operating Director of Baoshang Bank from April 2015, apps operations manager of VIP Shop from June 2014 to April 2015, operations manager of Qihoo 360 Technology Co., Ltd from December 2012 to April 2014 and operations manager of Taobao, a subsidiary of the Alibaba Group (NYSE: BABA) from October 2008 to January 2010. Ms. Hua graduated from Beijing Fashion Academy, where she was awarded a master’s degree in fashion design.

Mr. Chen Zhang, aged 37, joined our company in November 2016 and has served as our chief marketing officer since May 2019. Prior to joining our company, he was the planning director and senior brand manager of China Bright from March 2011 to October 2013, where he was in charge of brand management, advertising and communication strategy formulation and promotion. From July 2008 to August 2010, he was the director of China Planning Center at China Internet News Center Alliance, where his responsibilities included news and advertising planning and websites daily management. Mr. Zhang graduated from the Communication University of China, where he was awarded a master’s degree in business administration.

Mr. Weixiong Huang, aged 39, joined our company in April 2018 as the vice president of our risk management department, and has served as our chief risk officer since May 2019. Prior to joining our company, he was the director of the risk management department of Fox Financial (Beijing) Technology Co., Ltd., a NASDAQ-listed company (NASDAQ: SOHU) from May 2014 to June 2017. Prior to that, he served as the head of credit loan risk management department of Standard Charted Bank (Shenzhen) from December 2012 to April 2014. From September 2007 to December 2012, he was the head of credit loan anti-fraud department of Shenzhen Home Credit Financial Service Co., Ltd. From September 2003 to March 2007, he worked for Standard Charted Bank (Hong Kong), where he was responsible for post loan management. Mr. Huang graduated from Shenzhen Institute of Information Technology, where he was awarded an associate’s degree in architecture.

Non-executive Directors

Mr. Stephen Markscheid, aged 65, has served as our independent director since October 24, 2017. Mr. Markscheid is a partner at DealGlobe, a Shanghai based boutique investment bank. He currently serves as an independent director of ZZ Capital International, a Hong Kong GEM Board-listed company (HK GEM: 08295), Ener-Core, a U.S. company trading over-the-counter (OTCQB: ENCR), Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), and Jinko Solar Inc., a New York Stock Exchange-listed company (NYSE: JKS). From 1998 to 2006, Mr. Markscheid served as director and later as senior vice president at different group companies of General Electric, where he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to General Electric, from 1994 to 1997, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago and has years of professional experience in the financial services industries. He obtained a bachelor of arts degree from Princeton University in 1976, a master’s degree in international affairs from Johns Hopkins University in 1980, and a master’s degree in business administration from Columbia University in 1991.

Mr. Dagang Guo, aged 47, has served as our independent director since October 24, 2017. From 2014 to 2018, Mr. Guo served as the Secretary General of Beijing Internet Finance Industry Association. From 2012 to 2014, Mr. Guo served as Investment Director in Beyond Fund and Member of Investment Committee in Guotai Venture Capital Co. Ltd. From 2009 to 2012, Mr. Guo served as the General Manager of Business Development in ECS Technology China Ltd. From 2002 to 2009, Mr. Guo served as Product Director of Digital China, a Shenzhen Stock Exchange-listed company (SZ: 000034). Mr. Guo obtained his bachelor’s degree in Taiyuan University of Technology in 1994, and his master’s degree in FMBA from Cheung Kong Graduate School of Business in 2015.

Mr. David Wei Tang, aged 52, has served as our independent director since October 24, 2017. Prior to joining our Company, Mr. Tang served as President of Huakang Financial Holdings, a Chinese multi-disciplinary financial holdings group with subsidiaries in investments, insurance, wealth management and financial technology. From 2008 to 2010 and from 2012 to 2013, Mr. Tang served as Vice President, Chief Financial Officer and Chief Strategy Officer of Vimicro Corporation, a NASDAQ-listed company (NASDAQ: VIMC). Prior to that, from 2006 to 2008 he served as the Chief Financial Officer of Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), from 2003 to 2004, he served as the Chief Financial Officer of IRICO Group, a Hong Kong Stock Exchange-listed company (HKSE: 438) and in 2000, he served as the Chief Financial Officer of Chinasoft International, a Hong Kong Stock Exchange-listed company (HKSE: 354). Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang received a master’s degree in business administration from the Stern School of Business, New York University.

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

B.                    Compensation

For the fiscal year ended March 31, 2019, we paid an aggregate of approximately US$460,101 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

Share Incentive Plan

Amended and Restated 2016 Equity Incentive Plan

Our Amended and Restated 2016 Equity Incentive Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards.

Authorized Shares     The maximum aggregate number of shares that may be issued under the Amended and Restated 2016 Equity Incentive Plan is 6,312,000 of our ordinary shares, adjusted for the nominal share issuance (please see Note 16 to the consolidated financial statements for additional information related to the nominal share issuance), plus an annual increase on the last day of the last fiscal year, starting in the fiscal year ended March 31, 2017, by an amount equal to (i) 15% of the total number of outstanding shares of our common shares less (ii) the total number of unissued shares under the Amended and Restated 2016 Equity Incentive Plan less (iii) the total number of shares subject to then-outstanding awards under the Amended and Restated 2016 Equity Incentive Plan, in each case of (i), (ii) and (iii) as of the last calendar day of the last immediately preceding fiscal year. Ordinary shares issued pursuant to awards under the Amended and Restated 2016 Equity Incentive Plan that are forfeited or cancelled or otherwise expired, will become available for future grant under the Amended and Restated 2016 Equity Incentive Plan. The shares that are tendered by a participant of the Amended and Restated 2016 Equity Incentive Plan or withheld by us to pay the exercise price of an option or to satisfy the participant’s tax withholding obligations in connection with an award shall not be added back to the limit of the Amended and Restated 2016 Equity Incentive Plan. During the term of the Amended and Restated 2016 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of ordinary shares available for issue to satisfy the requirements of the Amended and Restated 2016 Equity Incentive Plan.

Plan Administration     The Amended and Restated 2016 Equity Incentive Plan is administered by the board or our compensation committee. The administrators may delegate limited authority over the day-to-day administration of the Amended and Restated 2016 Equity Incentive Plan to such other subcommittees or specified officers. Subject to the provisions of the Amended and Restated 2016 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the eligible participants, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of settlement of awards in shares or cash or a combination thereof and the terms of the award agreement for use under the Amended and Restated 2016 Equity Incentive Plan. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrators will make an adjustment with respect to the number and class of shares that may be delivered under the Amended and Restated 2016 Equity Incentive Plan and/or the number, class and price of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the Amended and Restated 2016 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Share Options     Share options may be granted under the Amended and Restated 2016 Equity Incentive Plan. The exercise price of each option shall be determined by the administrator; provided, however, that the per share exercise price may be no less than 100% of the fair market value per share on the date of grant. Our administrator shall also determine the time or times at which the options shall vest and may be exercised and will determine any conditions that must be satisfied. One-third of the shares subject to an award will vest on each of the first, second and third annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

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

Other Local Awards     The administrator may cause a local PRC subsidiary of our Company to grant local cash-settled awards in lieu of any other award under the Amended and Restated 2016 Equity Incentive Plan, which such local awards shall be paid wholly by such PRC subsidiary. Each local award shall be linked to the fair market value of a share.

Change in Control     The Amended and Restated 2016 Equity Incentive Plan provides that in the event of a change in control of our Company, each outstanding award will be assumed or substituted by the successor corporation. Unless the administrator determines otherwise, in the event that the successor corporation does not assume or substitute for the award, the portion of the award that remains outstanding will fully vest and all applicable restrictions will lapse. The holders of any outstanding options will be provided notice and a specified period of time to exercise awards to the extent vested (with awards terminating upon the expiration of the specified period of time). An award will be considered assumed if, following the change in control transaction, the award confers the right to purchase or receive, for each share subject to the award, the same consideration received in the change in control transaction by the holders of ordinary shares for each share held on the effective date of the transaction.

Plan Amendment and Termination     Our board of directors may amend, alter, suspend or terminate the Amended and Restated 2016 Equity Incentive Plan, subject to certain exceptions. The Amended and Restated 2016 Equity Incentive Plan will automatically terminate in 2026, unless we terminate it sooner. The termination of the Amended and Restated 2016 Equity Incentive Plan will not limit the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of termination.

Granted Options and Restricted Share Units     As of March 31, 2019, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units are 4,986,078 and 77,800, respectively. As of March 31, 2019, 1,127,853 of the options granted have been exercised, and 538,900 of the restricted share units granted have vested.

The following table summarizes, as of March 31, 2019, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Xiaobo An	—	—		—	—
Stephen Markscheid	—	—		—	—
Dagang Guo	—	—		—	—
David Wei Tang	—	—		—	—
Qisen (Johnson) Zhang	*	0.88	(1)	April 1, 2016	March 31, 2026
Lili Hua	*	8.60	(1)	July 31, 2018	July 30, 2028
Chen Zhang	*	0.88	(1)	April 1, 2016	March 31, 2026
Weixiong Huang	*	8.60	(1)	July 31, 2018	July 30, 2028
Other Individuals as a Group	5,832,000	0.88	(1)	April 1, 2016	March 31, 2026
	*	8.60	(1)	July 31, 2018	July 30, 2028

*              Upon exercise of all options granted, would beneficially own less than 1% of our total outstanding ordinary shares.

(1)                                      Pursuant to the declaration of a special cash dividend of US$0.40 per ordinary share / ADS by our board of director in July 2018, our board entered into a written resolution adjusting the exercise price of the outstanding options granted on April 1, 2016 from US$1.28 to US$0.88, and the exercise price of the outstanding options granted on July 31, 2018 from US$9.0 to US$8.60.

The following table summarizes, as of March 31, 2019, the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

Name	Number of Ordinary Shares Underlying Restricted Share Units	Date of Grant	Date of Expiration
Xiaobo An	—	—	—
Stephen Markscheid	*	July 31, 2018	July 30, 2028
Dagang Guo	*	July 31, 2018	July 30, 2028
David Wei Tang	*	July 31, 2018	July 30, 2028
Qisen (Johnson) Zhang	*	July 31, 2018	July 30, 2028
Lili Hua	—	—	—
Chen Zhang	—	—	—
Weixiong Huang	—	—	—
Other Individuals as a Group	*	July 31, 2018	July 30, 2028

*              Upon vesting of all restricted share units, would beneficially own less than 1% of our total outstanding ordinary shares.

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

D.            Employees

We had 295, 400 and 552 full-time employees as of March 31, 2017, 2018 and 2019, respectively. The increase in the number of employees was primarily due to the expansion of our business, in particular to support the growth of our technology and operations departments. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. The following table sets forth the number of our full-time employees categorized by function as of March 31, 2019:

Function	Number of Employees
Technology	120
Risk Management	181
Operations	94
Product Development	53
Sales and Marketing	36
General and Administrative	68
Total	552

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

E.                    Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                    Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of June 30, 2019 by:

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

The percentage of beneficial ownership of our ordinary shares is based on 52,458,550 ordinary shares outstanding immediately as of June 30, 2019, including 2,543,227 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan.

	Ordinary Shares Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Xiaobo An (3)	31,980,800	61.0
Stephen Markscheid (4)	*	*
Dagang Guo (5)	*	*
David Wei Tang (6)	*	*
Qisen (Johnson) Zhang	*	*
Lili Hua	*	*
Chen Zhang	*	*
Weixiong Huang	*	*
All directors and executive officers as a group	33,016,000	62.9
Principal Shareholders:
Hexin Holding Limited (7)	31,980,800	61.0
Anhe Holding Limited (8)	3,568,230	6.8

Notes:

*                                         Less than 5% of our total outstanding ordinary shares.

(1)                                 Except for Mr. Stephen Markscheid, Mr. Dagang Guo and Mr. David Wei Tang, the business address of our directors and executive officers is 13th Floor, Block C, Shimao Plaza, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(2)                                 For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2019, by the sum of (i) 52,458,550 which is the total number of ordinary shares outstanding as of June 30, 2019 (including 2,543,227 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan), and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after June 30, 2019.

(3)                                 Mr. Xiaobo An does not hold any ordinary share in our company directly. Mr. Xiaobo An, through Hexin Holding Limited, a British Virgin Islands company wholly-owned by him, owns 61.0% of the total outstanding shares of our company. The registered office address of Hexin Holding Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

(4)                                 The business address of Mr. Stephen Markscheid is 419 Washington Avenue, Wilmette IL 60091, United States.

(5)                                 The business address of Mr. Dagang Guo is Room 2201, Unit 3, Building 30, Innovation park, Changping District, Beijing, People’s Republic of China.

(6)                                 The business address of Mr. David Wei Tang is 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

(7)                                 Represents 31,980,800 ordinary shares held by Hexin Holding Limited. Hexin Holding Limited is 100% beneficially owned by Mr. Xiaobo An.

(8)                                 Represents 3,568,230 ordinary shares held by Anhe Holding Limited. Anhe Holding Limited is 100% beneficially owned by Mr. Xiaoning An. The registered office address of Anhe Holding Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

As of June 30, 2019, a total of 15,909,520 ordinary shares are held by two record holders in the United States, including 16,163,197 ordinary shares (of which 2,543,227 ordinary shares are reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan) held by Citibank N.A., our depositary, representing 32.2% of our total outstanding shares, but excluding 1,165,883 ordinary shares represented by the ADSs repurchased by the Company.

B.            Related Party Transactions

Contractual Arrangements

Hexin Information, incorporated in December 2015, and Hexin Financial Information, incorporated in April 2014, are both wholly-owned by Hexin Financial Technology as of the date of this annual report on Form 20-F. Mr. Xiaobo An is the sole executive director and beneficial owner of Hexin Financial Technology, and therefore controls each of Hexin Information and Hexin Financial Information. Hexin Information and Hexin Financial Information are both engaged in the provision of financial advisory services, including investment advisory, investment consulting, asset management services, project investment and insurance brokerage services, lease financing and health management services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. The provision of investment consulting services, including asset management services, project investment management services and insurance brokerage services, represent the most profitable business activity of Hexin Group. Except as otherwise disclosed in this 20-F, the operations, financial and business administration functions of Hexin Information and Hexin Financial Information are separate from Hexin E-Commerce and our Company.

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

The net balance of funds, totaling approximately RMB28.8 million (US$4.3 million), which was the amount due to Hexin E-Commerce as of March 31, 2017, was paid to us in full on September 27, 2017. The total related party balance due from Hexin Group amounted to RMB28.8 million (US$4.3 million), nil and nil as of March 31, 2017, 2018 and 2019, respectively. The expenses paid by Hexin Group were primarily for business operations including employee salaries, professional fees and advertising expenses. For the fiscal years ended March 31, 2017, 2018 and 2019, expenses paid by Hexin Group on behalf of Hexin E-Commerce were RMB11.6 million (US$1.7 million), nil and nil, respectively. Funds of Hexin E-Commerce used by Hexin Group representing the cash flow from our revenue that was transacted at Hexin Group’s bank accounts were RMB40.0 million (US$6.0 million), nil and nil for the fiscal years ended March 31,, 2017, 2018 and 2019 respectively.

Hexin E-Commerce has relied on Hexin Group with respect to acquisition of borrowers through offline networks. Hexin Information and Hexin Financial Information are both engaged in provision of financial advisory services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. Hexin Information is focused on unsecured credit loans, while Hexin Financial Information is focused on secured loans. Hexin Information and Hexin Financial Information had extensive on-the-ground sales networks through and have each accumulated an extensive borrower base. Hexin E-Commerce’s offline borrowers are mainly referred by Hexin Information with respect to unsecured credit loans and by Hexin Financial Information with respect to secured loans. In the fiscal year ended March 31, 2019, the total amount of loans to borrowers acquired through our offline channels constituted 76.9% of the total amount of loans we facilitated, compared to 88.7% and 100.0% for the fiscal year ended March 31, 2018 and 2017, respectively. Borrowers referred by Hexin Group enter into separate agreements with each of Hexin E-Commerce and Hexin Information or Hexin Financial Information and pay consultation fees separately. Hexin E-Commerce does not pay fees to Hexin Information or Hexin Financial Information with respect to such referrals.

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

Employment Agreements and Indemnification Agreements

See “ Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Confidentiality Agreements.”

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

In January 2019, we were attacked by a short seller, alleging fraud in our financial reporting system. We conducted an internal investigation, with the assistance of forensic accountant, to evaluate these allegations. Based on the information reasonably available and reviewed as part of the investigation, the investigation did not identify any conclusive proof of fraud. In addition, two law firms launched investigations in connection with the short seller attack, though no securities lawsuits have been initiated, nor has there been any additional investigation notices as of the date of this annual report on Form 20-F.

Dividend Policy

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time.

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

The last reported trading price for our ADSs on March 29, 2019 was US$3.34 per ADS.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2019	13.52	1.87
Quarterly Highs and Lows
First Quarter of Fiscal Year ended March 31, 2019	13.52	8.06
Second Quarter of Fiscal Year ended March 31, 2019	10.04	7.00
Third Quarter of Fiscal Year ended March 31, 2019	8.10	1.87
Fourth Quarter of Fiscal Year ended March 31, 2019	4.10	2.17

Monthly Highs and Lows
February 2019	4.10	2.57
March 2019	3.95	2.40
April 2019	3.80	2.70
May 2019	3.07	2.57
June 2019	2.68	2.02
July (through July 30, 2019)	2.60	2.10

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

Ordinary Shares

General      Our authorized share capital is US$50,000 consisting of 500,000,000 ordinary shares with par value of US$0.0001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer shares.

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

Voting Rights     Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, on a poll each ordinary share is entitled to one vote. At any general meeting a resolution put to the vote of the meeting shall be decided by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings.

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

Calls on Shares and Forfeiture of Shares     Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

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

D.                                                            Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law. See also “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Foreign Exchange —Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4.B. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulation on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

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

People’s Republic of China Taxation

PRC Enterprise Income Tax Law

Under the EIT Law, which became effective on January 1, 2008 and amended by the PRC National People’s Congress in December 2018, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC controlled enterprise that is incorporated offshore is located in China. In 2011, the SAT issued SAT Bulletin 45 to provide more guidance on the implementation of SAT Circular 82.

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

Accordingly, if we sell all or a part of our company and if the PRC tax authorities determine that we are a holding company that lacks a “reasonable commercial purpose”, such sale may be considered an indirect transfer under Circular 59 , Circular 698, the SAT Announcement 7 and Bulletin 37 and subject non-PRC holders of our ordinary shares and ADSs to a PRC enterprise income tax, currently at a rate of 10%, on any gains derived by non-PRC holders on such sale. Additionally, a purchaser of all or a part of our company may determine that, under Circular 59, Circular 698, the SAT Announcement 7 and Bulletin 37, it is required to withhold the potentially applicable PRC tax rate of 10% from any consideration paid to non-PRC holders of our ordinary shares and ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations relevant to the acquisition, ownership, and disposition of our ADSs or ordinary shares by U.S. Holders (as defined below) that will hold our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon applicable provisions of the Code, U.S. Treasury regulations promulgated thereunder, pertinent judicial decisions, interpretive rulings of the Internal Revenue Service, or the IRS, and such other authorities as we have considered relevant, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (for example, certain financial institutions; insurance companies; broker-dealers; pension plans; regulated investment companies; real estate investment trusts; tax-exempt organizations (including private foundations); U.S. expatriates; holders who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value); investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes; investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an “applicable financial statement” (as defined in section 451 of the Code); investors that are traders in securities that have elected the mark-to-market method of accounting; or investors that have a functional currency other than the U.S. dollar), all of whom may be subject to tax rules that differ significantly from those discussed below.

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

Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2019 and we do not anticipate becoming a PFIC for our taxable year ending March 31, 2020. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2020 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

If you own our ADSs or ordinary shares during any taxable year that we are a PFIC, you must file an annual report on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the IRS, generally with your federal income tax returns for such year, subject to certain exceptions based on the value of the ADSs or ordinary shares held. A failure to file a required annual report will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to your investment in the ADSs or ordinary shares). You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of purchasing, holding, and disposing of our ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

F.                                                          Dividends and Paying Agents

Not applicable.

G.                                                           Statements by Experts

Not applicable.

H.                                                         Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended, to register our ordinary shares in relation to our initial public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333- 220966) to register the ADSs.

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

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with US GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                                                Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange translation loss of US$1.1 million in the fiscal year ended March 31, 2017, a foreign exchange translation gain of US$5.9 million in the fiscal year ended March 31, 2018, and a foreign exchange translation loss of US$6.1 million in the fiscal year ended March 31, 2019. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently our exposure to foreign exchange risk primarily relates to our cash denominated in U.S. dollars as a result of the proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In 2015 and 2016, the value of the RMB depreciated against the U.S. dollar. The RMB appreciated by 6.71% against the U.S. dollar in 2017 but has depreciated against the U.S. dollar since April 2018. From April 2018 to March 2019, the RMB depreciated approximately by 6.89% against the U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

(1)          Issuance of ADSs ( e.g. , an issuance upon a deposit of Shares, upon a change in ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.

Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued

(2) Cancellation of ADSs ( e.g. , a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Shares(s) ratio, or for any other reason.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.

(3) Distribution of cash dividends or other cash distributions ( e.g. , upon a sale of rights and other entitlements)	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

(5) Distribution of securities other than ADSs or rights to purchase additional ADSs ( e.g. , spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.

(6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the depositary.

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

Use of Proceeds

The following “Use of Proceeds” information relates to (i) the registration statement on Form F-1, as amended (File Number: 333-220720) in relation to our initial public offering of 5,036,950 ADSs representing 5,036,950 ordinary shares, at an initial offering price of US$10.00 per ADS. Our initial public offering closed on November 3, 2017. Network 1 Financial Securities, Inc. was the representative of the underwriters for our initial public offering. As a result of our initial public offering, we raised an aggregate of approximately US$43.3 million in net proceeds, after deducting related costs and expenses.

As of March 31, 2019, we had used a portion of the net proceeds received from our initial public offering, which consisted of approximately US$16.5 million for investment in Phoenix Intelligent Credit Group Ltd. and Musketeer Group Inc., approximately US$18.5 million for brand building, approximately US$1.3 million for share repurchases, and approximately US$0.9 million for general corporate purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this annual report on Form 20-F, as required by Rule 13a-15(b) under the Exchange Act.

Based on that evaluation, our management concluded that, as of March 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal years ended March 31, 2017 and 2018 have been remediated, and our internal control over financial reporting was effective as of March 31, 2019.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an “emerging growth company” as such term is defined in the JOBS Act as of March 31, 2019.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our independent registered public accounting firm for the fiscal years ended March 31, 2016, 2017 and 2018, and by Deloitte Touche Tohmatsu, our independent registered public accounting firm for the fiscal year ended March 31, 2019. We did not pay any other fees to our auditors during the periods indicated below.

	By Marcum Bernstein & Pinchuk LLP		By Deloitte Touche Tohmatsu
	Year Ended March 31,		Year Ended March 31,
	2017	2018	2019
Audit fees (1)	238,400	373,480	675,000
Tax fees (2)	—	—	—

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

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Marcum Bernstein & Pinchuk LLP and Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 10, 2018, we announced that our board of directors has authorized a share repurchase program under which we may repurchase up to US$25 million of our ordinary shares in the form of ADSs over a period of 12 months. The following table sets forth information about our purchases of outstanding ADSs from December 10, 2018 to June 30, 2019:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS(1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program(2)
December 10, 2018 to December 31, 2018	—	—	—	US$25 million
January 2019	—	—	—	US$25 million
February 2019	—	—	—	US$25 million
March 2019	421,220	US$3.05	421,220	US$23.68 million
April 2019	744,663	US$3.55	744,663	US$21.01 million
May 2019	—	—	—	US$21.01 million
June 2019	—	—	—	US$21.01 million

(1)                                Each of our ADSs represents one ordinary share. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

(2)                                We announced a share repurchase program approved by our board of directors on December 10, 2018, under which we may repurchase up to US$25 million worth of our outstanding ADSs over a period of 12 months. The repurchases have been, and will be, effected on open market at prevailing market prices, depending on a number of factors, including but not limited to share price, trading volume and general market conditions, along with our working capital requirements, general business conditions and other factors, as well as being subject to applicable rules of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On November 15, 2018, we dismissed Marcum Bernstein & Pinchuk LLP, or MarcumBP, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the two most recent fiscal years ended March 31, 2017 and 2018.

The audit report of MarcumBP on our consolidated financial statements as of March 31, 2017 and 2018 and for the fiscal years ended March 31, 2017 and 2018 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change the independent registered public accounting firm was recommended and approved by our Audit Committee and the Board of Directors.

During the fiscal years ended March 31, 2017 and 2018 and through November 15, 2018, the date of dismissal, (a) there were no disagreements with MarcumBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MarcumBP, would have caused it to make reference thereto in its reports on the financial statements for such years, and (b) there were no “reportable events” (as that term is described in Item 304(a)(1)(v) of Regulation S-K), and except for the material weaknesses in our internal control over financial reporting as disclosed in our annual report on Form 20-F for the fiscal year ended March 31, 2018 filed with the SEC on July 27, 2018. Our Audit Committee and Board of Directors discussed the material weaknesses with MarcumBP. We have authorized MarcumBP to respond fully to the inquiries of our successor accountant concerning the material weaknesses. There is no disagreement with MarcumBP on the above matters.

A letter from MarcumBP regarding the above change in accountants was attached as Exhibit 16.1 to the report of foreign private issuer on Form 6-K, filed with the SEC on November 16, 2018.

With the dismissal of MarcumBP, we engaged Deloitte Touch Tohmatsu, or Deloitte, as our independent registered public accounting firm for the fiscal year ended March 31, 2019. The engagement of Deloitte was approved by our Audit Committee and the Board of Directors. During the fiscal years ended March 31, 2017 and 2018 and any subsequent interim periods prior to the engagement of Deloitte, neither we, nor someone on our behalf, have consulted Deloitte regarding:

1.                                      the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.                                      any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3

Form of Deposit Agreement among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-220966), filed with the Securities and Exchange Commission on October 16, 2017)

4.1

Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2

Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3

Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4

English translation of the Cooperation Agreement among Hexin E-Commerce, Hexin Information and Hexin Financial Information dated March 17, 2017 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.5

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.6

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.7

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.8

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.9

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.10

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.11

English translation of the Loan Agreement between Hexin Yongheng and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.12

English translation of the Loan Agreement between Hexin Yongheng and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.13

English translation of the Loan Agreement between Hexin Yongheng and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.14

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.15

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.16

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.17

English translation of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Hexin E-Commerce, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.18

Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.19

Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.20

English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.21

English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.22

English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.23

English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.24

English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.25

English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Hexin Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.26

English version of the Loan Agreement between Hexin Yongheng and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.27

English version of the Loan Agreement between Hexin Yongheng and Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.28

English version of the Loan Agreement between Hexin Yongheng and Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.29

English version of the Power of Attorney granted to Hexin Yongheng and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.30

English version of the Power of Attorney granted to Hexin Yongheng by Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.31

English version of the Power of Attorney granted to Hexin Yongheng by Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.32

English version of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Wusu Company, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.33

English translation of 2018 Insurance Agreement between Hexin E-Commerce and Changan Insuarance, dated February 1, 2018 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.34

English translation of the Memorandum on the 2018 Insurance Agreement between Hexin E-Commerce and Changan Insurance, dated February 1, 2018 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.35

English translation of Insurance Service Fee Framework Agreement between Hexin E-Commerce and Changan Insurance, dated February 1, 2018 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.36*	English translation of the Guarantee Plan between Zhengxuan Guarantee and Hexin E-Commerce Taiyuan Branch, dated November 19, 2018

4.37*	Standard Form of Guarantee Scheme issued by Zhengxuan Guarantee, dated November 30, 2018

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of iResearch

15.3*	Consent of Deloitte Touche Tohmatsu, an independent registered public accounting firm

15.4*	Consent of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*  Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hexindai Inc.

By:	/s/ Xiaobo An
	Name:	Xiaobo An
	Title:	Chairman and Chief Executive Officer

Date:  July 31, 2019

HEXINDAI INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hexindai Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hexindai Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIE”) and its VIE’s subsidiaries (collectively referred to as the “Group”) as of March 31, 2019, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended March 31, 2019, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Group as of March 31, 2019, and the results of its operations and its cash flows for the year ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Adoption of Accounting Standards Updates

As discussed in Note 2 to the financial statements, effective April 1, 2018, the Group changed its method for recognizing revenue as a result of the modified retrospective adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

Basis for Opinion

These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Deloitte Touche Tohmatsu
Hong Kong
July 31, 2019

We have served as the Group’s auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hexindai Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Hexindai Inc. (the “Company”) as of March 31, 2018, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2018, and the related notes (collectively referred to as the “financial statements”).  In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Marcum Bernstein & Pinchuk LLP

We have served as the Company’s auditor from 2016 to 2018.

New York, New York

July 27, 2018

HEXINDAI INC.

CONSOLIDATED BALANCE SHEETS

	As of March 31 2019	As of March 31 2018
	USD	USD
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	57,372,128	132,622,467
Accounts receivable and contract assets	418,639	—
Loans receivable-current, net of provision for loan losses	36,554,913	28,696,234
Interest receivable	—	555,502
Prepayments and other assets	3,334,965	1,248,562
TOTAL CURRENT ASSETS	97,680,645	163,122,765
Loans receivable-non-current, net of provision for loan losses	39,810,461	—
Long term investments	30,789,836	—
Property, equipment and software, net	1,253,723	767,087
Deferred tax assets	3,721,177	—
TOTAL ASSETS	173,255,842	163,889,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities including amounts of the variable interest entities (“VIEs”) without recourse to the Company (Note 2):
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	2,791,099	3,786,955
Consideration payable	14,289,371	—
Deferred revenue-current	110,726	—
Taxes payable	9,371,530	20,059,828
TOTAL CURRENT LIABILITIES	26,562,726	23,846,783
Note payable	20,000,000	—
Deferred revenue-non-current	189,958	—
TOTAL LIABILITIES	46,752,684	23,846,783

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 49,625,303 and 47,958,550 shares issued as of March 31, 2019 and 2018; 49,204,083 and 47,958,550 shares outstanding as of March 31, 2019 and 2018, respectively)	4,963	4,796
Additional paid-in capital	59,806,865	58,417,971
Treasury stock (421,220 and nil shares as of March 31, 2019 and 2018, respectively)	(1,320,468)	—
Retained earnings	69,768,756	77,241,073
Accumulated other comprehensive (loss) income	(1,756,958)	4,379,229
TOTAL SHAREHOLDERS’ EQUITY	126,503,158	140,043,069

TOTAL LIABILITIES AND SHAREHOLDRS’ EQUITY	173,255,842	163,889,852

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For The Years Ended March 31,
	2019	2018	2017
	USD	USD	USD
REVENUE
Loan facilitation, post-origination and other service	58,550,903	107,558,133	23,092,405
Interest income	3,552,983	590,122	—
Tax and surcharges	(773,382)	(890,414)	(171,862)
NET REVENUE	61,330,504	107,257,841	22,920,543

OPERATING COSTS AND EXPENSES
Service and development	7,396,835	8,495,768	5,149,265
Sales and marketing	32,322,003	15,241,637	5,212,127
General and administrative	9,928,512	5,816,130	2,645,605
Share-based compensation	6,585,386	1,828,868	—
Total operating costs and expenses	56,232,736	31,382,403	13,006,997
INCOME FROM OPERATIONS	5,097,768	75,875,438	9,913,546
OTHER INCOME (EXPENSE)
Other income	2,336,015	683,393	198,624
Other expense	(28,530)	(22,516)	(19,095)
Total other income, net	2,307,485	660,877	179,529
INCOME BEFORE INCOME TAXES	7,405,253	76,536,315	10,093,075
INCOME TAXES EXPENSES	1,872,672	11,025,690	1,522,211
NET INCOME	5,532,581	65,510,625	8,570,864
Less: net income attributable to non-controlling interest	—	28,652	—
NET INCOME ATTRIBUTABLE TO HEXINDAI’S SHAREHOLDERS	5,532,581	65,481,973	8,570,864
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(6,136,187)	6,028,143	(1,080,036)
COMPREHENSIVE (LOSS) INCOME	(603,606)	71,538,768	7,490,828
Less: comprehensive income attributable to non-controlling interest	—	132,814	—
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI’S SHARESHOLDERS	(603,606)	71,405,954	7,490,828

Net income per share attributable to Hexindai’s shareholders
Basic	0.11	1.46	0.20
Diluted	0.10	1.37	0.20

Weighted average shares used in calculation of net income per share
Basic	48,693,162	44,977,780	42,331,200
Diluted	52,912,826	47,656,263	42,331,200

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional	Treasury stock			Accumulated Other	Non-
	Number of		Paid-in	Number of		Retained	Comprehensive	controlling
	Shares	Amount	capital	Shares	Amount	Earnings	(Loss) income	interest	Total
		USD	USD		USD	USD	USD	USD	USD
April 1, 2016	42,080,000	4,208	11,284,230	—	—	3,188,236	(464,717)	—	14,011,957
Proceeds from private placement offering	841,600	84	2,000,000	—	—	—	—	—	2,000,084
Shareholder’s contribution	—	—	1,487	—	—	—	—	—	1,487
Net income for the year	—	—	—	—	—	8,570,864	—	—	8,570,864
Foreign currency translation adjustment	—	—	—	—	—	—	(1,080,036)	—	(1,080,036)
March 31, 2017	42,921,600	4,292	13,285,717	—	—	11,759,100	(1,544,753)	—	23,504,356
Proceeds from initial public offering (“IPO”), net of offering costs of US$7,095,798	5,036,950	504	43,273,198	—	—	—	—	—	43,273,702
Share-based compensation	—	—	1,828,868	—	—	—	—	—	1,828,868
Capital contribution from non-controlling interest (“NCI”)	—	—	—	—	—	—	—	4,507,205	4,507,205
Net income for the year	—	—	—	—	—	65,481,973	—	28,652	65,510,625
Foreign currency translation adjustment	—	—	—	—	—	—	5,923,982	104,161	6,028,143
Purchase of shares from NCI	—	—	30,188	—	—	—	—	(4,640,018)	(4,609,830)
March 31, 2018	47,958,550	4,796	58,417,971	—	—	77,241,073	4,379,229	—	140,043,069
Impact on adoption of ASC 606	—	—	—	—	—	189,686	—	—	189,686
April 1, 2018	47,958,550	4,796	58,417,971	—	—	77,430,759	4,379,229	—	140,232,755
Share-based compensation	—	—	6,585,386	—	—	—	—	—	6,585,386
Exercise of share options	1,127,853	113	1,156,510	—	—	—	—	—	1,156,623
Exercise of restricted stock unit (“RSU”)	538,900	54	(54)	—	—	—	—	—	—
Dividends to shareholders	—	—	(6,352,948)	—	—	(13,194,584)	—	—	(19,547,532)
Repurchase of ordinary shares	—	—	—	(421,220)	(1,320,468)	—	—	—	(1,320,468)
Net income for the year	—	—	—	—	—	5,532,581	—	—	5,532,581
Foreign currency translation adjustment	—	—	—	—	—	—	(6,136,187)	—	(6,136,187)
March 31, 2019	49,625,303	4,963	59,806,865	(421,220)	(1,320,468)	69,768,756	(1,756,958)	—	126,503,158

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2019	2018	2017
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,532,581	65,510,625	8,570,864
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	406,799	174,384	92,224
Loss on disposal of property, equipment and software	4,613	—	—
Share-based compensation	6,585,386	1,828,868	—
Allowance for uncollectible loans receivable	1,084,225	—	—
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(418,639)	—	—
Prepayments and other assets	(2,168,873)	3,111,369	(2,456,342)
Deferred tax assets/liabilities	(3,724,082)	415,623	135,641
Interest receivable	519,601	(525,914)	—
Accrued expenses and other current liabilities	(469,012)	2,464,363	(2,562,903)
Taxes payable	(9,384,591)	14,743,689	2,170,343
Deferred revenue	300,917	—	—
Liabilities from risk reserve fund guarantee	—	—	2,287,537
Amounts due to related parties	—	—	(47,620)
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(1,731,075)	87,723,007	8,189,744
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	(123,535,640)	(34,714,361)	—
Cash received from loan repayments	72,868,460	7,546,600	—
Purchase of long term investments	(16,500,465)	—	—
Proceeds from disposal of property, equipment and software	5,901	—	—
Acquisitions of property, equipment and software	(944,813)	(456,030)	(287,765)
NET CASH USED IN INVESTING ACTIVITIES	(68,106,557)	(27,623,791)	(287,765)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net of offering cost	—	43,273,702	—
Capital contributions by shareholders	—	—	1,487
Capital contributions by NCI	—	4,507,205	—
Purchase of shares from NCI	—	(4,609,830)	—
Proceeds from private placement offering, net of offering cost	—	—	2,000,000
Advances to related parties	—	—	(5,945,298)
Repayments from related parties	—	4,345,181	8,232,457
Proceeds from exercise of share options	1,156,623	—	—
Proceeds from issuance of unsecured note	20,000,000	—	—
Dividends paid to shareholders	(19,547,532)	—	—
Repurchase of ordinary shares	(1,320,468)	—	—
Payments for offering cost	(318,000)	—	—
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(29,377)	47,516,258	4,288,646
EFFECT OF EXCHANGE RATE CHANGE ON CASH	(5,383,330)	5,774,718	(777,286)
NET (DECREASE) INCREASE IN CASH	(75,250,339)	113,390,192	11,413,339
CASH AND CASH EQUIVALENTS — beginning of year	132,622,467	19,232,275	7,818,936
CASH AND CASH EQUIVALENTS — end of year	57,372,128	132,622,467	19,232,275
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	12,248,230	1,016,958	300,601
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES:
Risk reserve liability balance paid to 3rd party insurance company by Hexin Group on behalf of the Company	—	—	4,893,590
Purchase of long term investments included in consideration payable	14,289,371	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—BUSINESS DESCRIPTION

Organization and description of business

Hexindai Inc. is a limited company incorporated under the laws of the Cayman Islands on April 26, 2016. Hexindai Inc., its subsidiaries, its consolidated variable interest entities (“VIEs”) and subsidiaries of the VIEs (the “Company”), is an online marketplace providing service in connecting borrowers and investors in the People’s Republic of China (the “PRC”).

The Company currently conducts its online consumer finance marketplace business in China through its subsidiaries and consolidated VIEs.

Since August 2017, the Company started to engage in the micro-lending business by targeting borrowers in the PRC. Loans receivable represent loans originated by the Company, which are due from the qualified individual borrowers.

As of March 31, 2019, the Company’s principal subsidiaries and consolidated VIEs are as follows:

	Date of incorporation	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
Hexindai Hong Kong Limited (“HK Hexindai”)	May 17, 2016	Hong Kong	100%	Investment holding
Beijing Hexin Yongheng Technology Development Co., Ltd (“WOFE”)	August 8, 2016	PRC	100%	Provision of consultancy and information technology (“IT”) support
Tianjin Haohongyuan Technology Co., Ltd (“Tianjin Haohongyuan”)	May 25, 2018	PRC	100%	Provision of consultancy and IT support
HX Asia Investment Limited	June 25, 2018	BVI	100%	Investment holding
HX China Investment Limited	January 16, 2019	BVI	100%	Investment holding
VIEs

Hexin E-Commerce Co., Ltd (“Hexin E-Commerce”)	March 7, 2014	PRC	Consolidated VIE	Service for online marketplace connecting borrowers and investors
Wusu Hexin Internet Small Loan Co., Ltd (“Wusu Company”)*	August 28, 2017	PRC	Consolidated VIE	Provision of online micro-lending business

Hexin E-Commerce’s subsidiaries
Tianjin Qinghe E-Commerce Co., Ltd (“Tianjin Qinhe”)	July 14, 2017	PRC	Consolidated VIE	Provision of consultancy and IT support
Tianjin Bozhishuntai Technology Co., Ltd (“Tianjin Bozhishuntai”)	October 27, 2017	PRC	Consolidated VIE	Provision of consultancy and IT support
Horgos Qinhe Electronic Technology Co., Ltd (“Horgos Qinhe”)	November 29, 2017	PRC	Consolidated VIE	Provision of consultancy and IT support
Horgos Bozhishuntai Venture Capital Co., Ltd. (“Horgos Bozhishuntai”)	November 28, 2017	PRC	Consolidated VIE	Investment Consultancy
Trust 1	December 26, 2018	PRC	Consolidated Trust	Host of beneficial right asset

* Hexin E-commerce contributed RMB 500 million (US$74.5 million) to Wusu Company with its own funds.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1—BUSINESS DESCRIPTION (Continued)

Reorganization

In anticipation of an IPO of its equity securities, Hexindai Inc., its subsidiaries, its variable interest entities (“VIE”) and its VIE’s subsidiaries (collectively referred to as the “Company”) undertook a reorganization and became the ultimate holding company of HK Hexindai and WOFE, which were all controlled by the same shareholders before and after the Reorganization.

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

On September 15, 2017, the Company issued 42,814,296 ordinary shares pro-rata to the shareholders with identical shareholdings prior to issuance a retroactive basis similar to a share split, in accordance with SEC SAB Topic 4.

Initial Public Offering

In November 2017, the Company completed an IPO with new issuance of 5,036,950 American depositary shares (“ADS”) at US$10.00 per ADS for total offering size of approximately US$50.4 million before deducting commissions and expenses. The net proceeds from the IPO was approximately US$43.3 million, net of offering costs of US$7.1 million. Each ADS represents one ordinary share of the Company. The ADSs began trading on the NASDAQ Global Market on November 3, 2017 under the ticker symbol “HX”.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. Certain items in the consolidated statements of comprehensive income and cash flows have been reclassified to the current presentation.

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

Consolidated VIEs

The VIE arrangements regarding Hexin E-commerce

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors), is subject to restrictions under current PRC laws and regulations. The Company is a Cayman Islands company and WOFE (its PRC subsidiary) is considered foreign invested enterprise. To comply with these regulations, the Company conducts the majority of its activities in the PRC through its VIE, Hexin E-Commerce.

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

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Exclusive Business Cooperation Agreement

On November 1, 2016, WOFE entered into an Exclusive Business Cooperation Agreement with Hexin E-Commerce to enable WOFE to receive substantially all of the assets and business of Hexin E-Commerce in the PRC. Under this Agreement, WOFE has the exclusive right to provide Hexin E-Commerce with comprehensive technical support, consulting services and other services during the term of this Agreement, including but not limited to software licensing; development, maintenance and update of software, network system, hardware and database; technical support and training for employees; consultancy on technology and market information; business management consultation; marketing and promotion services, etc. WOFE has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services, the actual labor costs it incurs for providing the services and some other factors during the relevant period. This Agreement became effective on November 1, 2016 and will remain effective unless otherwise terminated in writing by WOFE.

Equity Interest Pledge Agreements

Pursuant to the three Equity Interest Pledge Agreements dated November 1, 2016 among Hexin E-Commerce, each of the Shareholders of Hexin E-Commerce and WOFE, each Shareholder of Hexin E-Commerce agreed to pledge his equity interest in Hexin E-Commerce to WOFE to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreement and any such agreements to be entered into in the future. Shareholders of Hexin E-Commerce agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in Hexin E-Commerce without the prior written consent of WOFE. The Pledge became effective on such date when the pledge of the equity interest contemplated herein was registered with relevant administration for industry and commerce (the “AIC”) and will remain effective until all contract obligations have been fully performed and all secured indebtedness have been fully paid.

Exclusive Option Agreements

Pursuant to the three Exclusive Option Agreements entered into on November 1, 2016 among WOFE, Hexin E-Commerce and each of the Shareholders of Hexin E-Commerce, each of the Shareholders of Hexin E-Commerce irrevocably grant WOFE an irrevocable and exclusive right to purchase, or designate one or more persons (including individuals, corporations, partnerships, partners, enterprises, trusts or non-corporate organizations) to purchase the equity interests in Hexin E-Commerce then held by such Shareholder of Hexin E-Commerce once or at multiple times at any time in part or in whole at WOFE’s sole and absolute discretion to the extent permitted by Chinese laws at the price of RMB 1 or at the price of the minimum amount of consideration permitted by applicable the PRC law at the time when such purchase occurs. These three Agreements became effective on November 1, 2016 and will remain effective until all equity interests held by the shareholders of Hexin E-Commerce in Hexin E-Commerce have been transferred or assigned to WOFE and/or its designees.

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

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Spousal Consent Letter

The spouse of Mr. Xiaobin Zhai signed a spousal consent letter on November 1, 2016. Mr. Zhai holds 5.0% equity interest in Hexin E-Commerce. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed to Mr. Zhai’s execution of the equity interest pledge agreement, the exclusive option agreement, the power of attorney and the loan agreement. The signing spouse undertook not to make any assertions upon those shares. The signing spouse further confirmed that her authorization and consent are not needed for any amendment or termination of the above mentioned agreements and undertook to execute and take all necessary measures to ensure the appropriate performance of those agreements.

The VIE arrangements regarding Wusu Company

On August 28, 2017, Wusu Company was incorporated by three shareholders —Hexin E-commerce, Mr. Wu and Mr. Jia. Each had 70%, 5% and 25% ownership, respectively, in which Mr. Wu and Mr. Jia represent non-controlling interest shareholders. Effective on January 1, 2018, shareholders of Wusu Company and WOFE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiary WOFE, has been determined to be the primary beneficiary of Wusu Company and the Company treats Wusu Company as a VIE. Accordingly, the Company consolidates Wusu Company’s operation, assets and liabilities.

Due to the PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct these activities through Wusu Company, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to: (1) have power to direct the activities that most significantly affects the economic performance of Wusu Company, (2) receive the economic benefits of Wusu Company that could be significant to Wusu Company, and (3) be fully and exclusively responsible for the management of Wusu Company, assume all of risk of losses of Wusu Company and allow the Company to exercise the voting right of Wusu Company’s shareholders. Therefore, in accordance with ASC 810 “Consolidation”, the Company is considered the primary beneficiary of Wusu Company and has consolidated Wusu Company’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between WOFE and Wusu Company, WOFE has the exclusive right to provide Wusu Company with technical support, consulting services and other services. Without WOFE’s prior written consent, Wusu Company agrees not to accept the same or any similar services provided by any third party. WOFE may designate other parties to provide services to Wusu Company. Wusu Company agrees to pay service fees on a monthly basis and at an amount determined by WOFE after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. WOFE owns the intellectual property rights arising out of the performance of this agreement. In addition, Wusu Company has granted WOFE an irrevocable and exclusive option to purchase any or all of the assets and businesses of Wusu Company at the lowest price permitted under the PRC law. Unless otherwise agreed by the parties or terminated by WOFE unilaterally, this agreement will remain effective permanently.

Equity Interest Pledge Agreements

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

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Exclusive Option Agreements

Pursuant to the exclusive option agreements, each shareholder of Wusu Company has irrevocably granted WOFE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under the PRC law, all or part of the shareholder’s equity interests in Wusu Company. The purchase price is RMB10 or the minimum price required by the PRC law. If WOFE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Wusu Company and each of its shareholders have agreed to appoint any persons designated by WOFE to act as Wusu Company’s directors. Without WOFE’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,900) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Wusu Company have agreed that, without WOFE’s prior written consent, they will not dispose of their equity interests in Wusu Company or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Wusu Company held by its shareholders have been transferred or assigned to WOFE or its designated person(s).

Loan Agreements

Pursuant to the three loan agreements between WOFE and the shareholders of Wusu Company on January 1, 2018, WOFE agreed to lend an aggregate amount of RMB100.0 million (US$14.9 million) to the shareholders of Wusu Company solely for the capitalization of Wusu Company, including RMB 70.0 million (US$10.4 million) to Hexin E-commerce and RMB 30.0 million (US$4.5 million) to the non-controlling interest shareholders. During the year ended March 31, 2019, WOFE agreed to lend additional RMB 400.0 million to Hexin E-commerce for the capitalisation of Wusu Company. As of March 31, 2019, only the two loans totaling RMB30.0 million (US$4.5 million) to the non-controlling interest shareholders were funded. Pursuant to the loan agreements, the method of repayment shall be at the sole discretion of WOFE. At the option of WOFE, shareholders shall repay the loans by the transfer of all their equity interest in Wusu Company to WOFE or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Wusu Company. In the event that shareholders sell their equity interests to WOFE or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to WOFE as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Wusu Company and WOFE elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Powers of Attorney

Pursuant to the powers of attorney, each shareholder of Wusu Company has irrevocably appointed WOFE to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Wusu Company requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Wusu Company, and appointing directors and executive officers. WOFE is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by the PRC law, WOFE shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as the shareholder remains a shareholder of Wusu Company. Each shareholder has waived all the rights which have been authorized to WOFE and will not exercise such rights.

Spousal Consent Letter

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

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

• revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

• discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

• limit the Company’s business expansion in the PRC by way of entering into contractual arrangements;

• impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

• require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; and/or

• restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC.

The Company’s ability to conduct its online Peer to Peer (“P2P”) Marketplace business and micro-lending business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIEs.

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

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

The following financial statement amounts and balances of the consolidated VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances.

	As of March 31, 2019	As of March 31, 2018
	USD	USD
Current Assets:
Cash and cash equivalents	19,048,168	132,622,467
Accounts receivable and contract assets	418,639	—
Loans receivable-current, net of provision for loan losses	36,540,627	28,696,234
Interest receivable	—	555,502
Prepayments and other assets	2,928,471	1,248,562
Total Current Assets	58,935,905	163,122,765
Loans receivable-non-current, net of provision for loan losses	39,760,643	—
Property, equipment and software, net	1,253,723	767,087
Deferred tax assets	3,721,177	—
Total Assets	103,671,448	163,889,852

Current Liabilities
Accrued expenses and other current liabilities	2,048,601	3,786,955
Deferred revenue-current	110,726	—
Taxes payable	9,359,828	20,059,828
Total Current Liabilities	11,519,155	23,846,783
Deferred revenue-non-current	189,958	—
Total Liabilities	11,709,113	23,846,783

	Year ended	Year ended	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
	USD	USD	USD
Net revenue	61,145,315	107,257,841	22,920,543
Net income	14,570,310	68,124,874	8,572,227

	Year ended	Year ended	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
	USD	USD	USD
Net cash provided by operating activities	721,269	92,794,537	10,477,027
Net cash used in investing activities	(51,541,988)	(27,623,791)	(287,765)
Net cash (used in) provided by financing activities	—	(2,447,161)	1,487

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated Trust

The Company has established a designated trust, Trust 1, with a lending trust company in PRC (“Trust Company”), an independent third—party trust company in the PRC, as part of its strategy to diversify the funding sources. Pursuant to the terms of the agreement, the Trust Company facilitates personal credit loans through Trust 1 to borrowers referred by the Company. The initial term of the agreement is five years. The Company receives service fee revenues from the Trust Company for borrower referral, credit assessment services, and assistance in the loan facilitation process. As of March 31, 2019, Trust 1 was just established and started to facilitated loans to borrowers. As part of the above arrangements, the Company provides loan facilitation and post-origination services to Trust 1. The Company’s liability is capped at the initial cash set in the fund.

The Company holds significant variable interest in Trust 1 through (1) providing funds for the loan facilitation and (2) the service fee charged. Through the transaction fees and deposits, the Company has the right to receive benefits from the Trust 1 that could potentially be significant to the Trust 1. The Company also has power to direct the activities that have most significant impact on the economic performance of the Trust 1 by providing the loan servicing and default loan collection services. Accordingly, the Company is considered the primary beneficiary of the Trust 1 and has consolidated the Trust 1’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements. The assets of the Trust 1 are not available to creditors of the Company.  All assets of Trust 1 are collateral for Trust 1’s obligations and can only be used to settle the Trust 1’s obligations. As the Company provides funds to Trust 1 for the loan facilitation, the Company recognized loan receivables in the consolidated balance sheet as of March 31, 2019.

The following financial statement amounts and balances of the consolidated Trust 1 were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

As of March 31, 2019
USD
Current Assets:
Cash	2,885,106
Other receivables	29,801
Loan receivables	64,103
Total assets	2,979,010

Year ended March 31, 2019
USD
Revenue	224
Net loss	(1,084)

Year ended March 31, 2019
USD
Net cash provided by operating activities	2,949,209
Net cash used in investing activity	(64,103)
Net cash used in financing activity	—

The VIEs and consolidated trust contributed 99.7%, 100% and 100% of the Company’s consolidated revenue for the year ended March 31, 2019, 2018 and 2017 respectively. Also, it contributed 59.8% and 100% of the Company’s consolidated assets and 59.8% and 100% of the Company’s consolidated liabilities for 2019 and 2018 respectively.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable and contract assets, impairment on long-term investment, valuation allowance for deferred tax assets, fair value of guarantee liability, valuation of share-based compensation and allowance for loan receivables.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurement or assumptions that market participants would use when pricing the asset or liability.

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

The carrying amounts reported in the balance sheets for cash, receivable, prepayment and other asset, loans principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The fair value of the guarantee liabilities recorded at the inception of the loan was estimated using a discounted cash flow model (Level 3 inputs) based on expected payouts from the arrangement with the other financial services providers (“Funding Partners”). The Company estimates its expected future payouts based on estimates of expected delinquency rate in excess of a standard default rate threshold defined by the Funding Partner and a discount rate for time value. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2019, 2018 and 2017.

The Company’s long-term investments mainly comprise of equity investments. For long term investment without readily determinable fair value, the Company is not able to estimate fair value, hence, the Company uses cost minus impairment method as alternative. See (“Investment in equity securities”) for more details.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Company is an online lending marketplace connecting borrowers and investors (“P2P”). The Company generally provides loan facilitation service by connecting investors to qualified borrowers and facilitating loan arrangements between the parties and post-origination service, including reviewing and assessing borrower’s information over the loan period, providing online account statements, collection services and sending short-message-service (“SMS”) payment information throughout the term of the loans to borrowers and investors.  The Company determined that it is not the legal lender and legal borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Accordingly, the Company does not record loans receivable and payable arising from the loans between the marketplace investors and the borrowers. For each loan facilitated, the Company charges a service fee which payable by the borrower for all loan facilitation and post-origination services provided. At contract inception, the Company determines that the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

The revenue generated from P2P business are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606).

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

• Step 1: Identify the contract (s) with a customer

• Step 2: Identify the performance obligations in the contract

• Step 3: Determine the transaction price

• Step 4: Allocate the transaction price to the performance obligations in the contract

• Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company determines its customers to be both investors and borrowers. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service and post-origination service (e.g. cash processing and collection services). The Company considers the loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

The transaction price is allocated amongst two performance obligations using their relative standalone selling prices consistent with the guidance in ASC 606. The Company does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Company. As a result, the estimation of standalone selling price involves significant judgment. The Company uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors. For each type of service, the Company recognizes revenue when (or as) it satisfies the performance obligation by transferring a promised service to a customer.

The amount of the transaction price allocated to performance obligations that are unsatisfied as of March 31, 2019 are US$1,938,000, all of which pertain to post-origination service. As the payment terms of the loans facilitated by the Company are all within one year, any unsatisfied performance obligation as of year-end will be satisfied in the next year.

Under ASC 606-10-65-1(h), the Company apply the modified retrospective approach only to contracts that are not completed as of the transition date and the Company used practical expedient on completed contracts in transiting to ASC 606. For completed contracts that have variable consideration, the Company used the transaction price at the date the contract was completed rather than estimating variable consideration amounts in the comparative reporting periods.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

Revenue recognition policies for each type of service are discussed as follows:

•                      Revenue from loan facilitation services

Before adoption of ASC 606, the Company recognizes the revenue from loan facilitation for service fees loan inception, when the facilitation service is provided and collectability is assured.

Upon adoption of ASC 606, revenues from loan facilitation are recognized at the time a loan is originated between investors and borrowers and the principal loan balance is transferred to borrowers, at that time the facilitation service is considered completed.

•                      Revenue from post-origination services

(i)   Post-origination services fee

Before adoption of ASC 606, the Company generates post-origination service fees from investors by providing post-origination services, including monitoring payments from borrowers to investors and maintaining investors’ account portfolios. Post-origination revenue is recognized when service is provided, the price is fixed or determinable as well as collectability is assured, which is normally at the end of related investment period. Upon adoption of ASC 606, revenue from post-origination services are recognized evenly over the term of the underlying loans as the post-origination services are a series of distinct services that are substantially the same and that have the same pattern of transfer to the investor. The fee collected upfront allocated to post-origination services are deferred and recognized over the period of the loan on a straight-line basis.

(ii) Service fees related to the automated investment programs

Under ASC 606, service fees derived from investors using the automated investment programs are initially estimated based on historical experience of returns on similar investment products and current trends. The service fees are recognized on a straight-line basis over the term of the investment period as performance obligation is satisfied when the investments are matched automatically with loans to generate cumulative expected returns for the investors during the investment period. The service fees related to the automated investment programs are due at the end of the investment period. The investment period refers to the period of time when the investments are matched with loans and are generating returns for the investors. The Company records service fees only when it becomes probable that a significant reversal in the amount of cumulative revenue will not occur.

•                      Revenue from loan management service

For the years ended March 31, 2018 and 2017, the Company facilitated certain secured loans through its online lending marketplace and provided loan management service on reviewing the secured loan borrower’s pledged asset condition and updating secured asset information and status over the term of the secured loan period. Revenue from loan management service are recognized over the period of loan on a straight line basis. The Company has no longer facilitated any secured loans through its online lending marketplace since March 31, 2018, as a result the revenue from loan management service was nil for the years ended March 31, 2019.

•                      Revenue from loan recommendation service

The Company started to provide recommendation services by referring certain borrowers to Funding Partners since December 2018. Such services primarily include referral through the Company’s marketplace that directs users to third party financial institutions. The Company receives a referral fee from the third-party financial institutions and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers.  For the year ended March 31, 2019, the Company earned US$858,796 recommendation service revenue from its partnership with a financial services provider in China, or the Funding Partner.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

•                      Interest income

The Company lends funds to borrowers up to their approved credit amount since August 2017 through its consolidated VIE and consolidated Trust 1. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was US$3,552,983, US$590,122 and nil for the years ended March 31, 2019, 2018 and 2017, respectively, which was included as net revenue in the accompanying consolidated statements of comprehensive income.

•                      Other revenue

Other revenue includes one-time fees for loan transfers and other general fees charged to borrowers, which are recognized when the related performance is completed.

•                      Incentives to investors

To expand its market presence, the Company provides cash incentives to qualified investors within a limited period. During the relevant incentive program period, the Company sets certain thresholds for the investor to qualify to enjoy the cash incentive. When qualified investment is made, the cash coupons is provided to investors to reduce the amount of investment required to purchase financial products. In accordance with ASC 606, the cash incentives provided are accounted for as reduction of revenue. Cash incentives accounted for as reduction of revenue amounted to US$20,509,878, US$15,170,406 and US$1,629,316 for the years ended March 31, 2019, 2018 and 2017, respectively.

The Company offers cash rewards to existing online investors upon successful referral of new online investors under investor referral program. For the transactions that investors were granted cash incentive for investor referral, the Company recognizes such cash incentive as a reduction to revenue upon the grant date as the service performed to the investors is expected within one year.

•                      Disaggregation of revenue

All of the Company’s revenue for the years ended March 31, 2019, 2018 and 2017 were generated from the PRC. The following table illustrates the disaggregation of revenue:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	USD	USD	USD
Revenue
Loan facilitation service	66,782,312	117,984,295	25,636,661
Loan management service	—	508,948	2,678,557
Post-origination service	11,418,182	4,213,862	1,219,897
Recommendation service	858,796	—	—
Interest income	3,552,983	590,122	—
Others	1,491	21,434	59,756
	82,613,764	123,318,661	29,594,871
Tax and surcharges	(773,382)	(890,414)	(171,862)
Cash incentives	(20,509,878)	(15,170,406)	(1,629,316)
Risk reserve liability charges	—	—	(4,873,150)
Net Revenue	61,330,504	107,257,841	22,920,543

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs on April 1, 2018 with modified retrospective approach. The Company recorded an increase to opening accumulated retained earnings of US$189,686 as of April 1, 2018 due to the cumulative impact of adopting ASC 606. The comparative information is not restated and continues to be reported under the accounting standards in effect for the period presented.

•                      Disclosure related to modified retrospective adoption of ASC 606

The impacts of the adoption of ASC 606 in the year ended March 31, 2019 on consolidated statement of income are shown below.

Impacted consolidated statement of income items	As Reported	Impacts of ASC606 Adoption	Balances without ASC 606 Adoption
	USD	USD	USD
Net revenue	61,330,504	189,686	61,520,190
Net income	5,532,581	189,686	5,722,267

The impacts of the adoption of ASC 606 as of March 31, 2019, including the cumulative effects of the change, on consolidated balance sheet are shown below.

Impacted consolidated balance sheet items	As Reported	Impacts of ASC606 Adoption	Balances without ASC 606 Adoption
	USD	USD	USD
Equity:
Retained earnings	69,768,756	189,686	69,958,442

The adoption of ASC 606 had no transition impact on cash provided by or used in operating, financing or investing activities reported in the Company’s consolidated statement of cash flows.

•                      Contract assets

See contract assets in the accounting policy of “Accounts receivable, contract assets and allowance for uncollectible accounts”. As of March 31, 2019 and 2018, the Company has contract assets amounted to US$278,000 and nil, respectively.

•                      Deferred revenue

Deferred revenues are derived from contracts with borrowers and contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are from advancement of loan facilitation services fee received from borrowers. Deferred revenues represent the unamortized balance of facilitation service fee paid by borrowers.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Material Terms and Conditions of the Insurance Agreement

On January 25, 2017, the Company entered into a framework agreement with a third party insurance company, to provide insurance to investors covering the risk of borrowers’ non-payment, effective from February 1, 2017 (the “Insurance Agreement”). Pursuant to the Insurance Agreement, the insurance company charges borrowers an insurance fee at 2% of the loan principal amount plus accrued interest for loans facilitated on our marketplace under credit loans starting from February 1, 2017. The term of the Insurance Agreement is one year, which can be automatically renewed prior to expiry each year. On February 1, 2018, the Company renewed the Insurance Agreement by entering into a new framework agreement with Changan Insurance (the “2018 Insurance Agreement”), along with a memorandum on the 2018 Insurance Agreement with Changan Insurance and an insurance services fee agreement which set forth (i) a loan default risk premium equal to 2% of the loan principal and accrued interest of credit loans and (ii) a service fee equal to 2% of the loan principal.  The Company terminated its cooperation with Changan Insurance on November 30, 2018, and did not renew the 2018 Insurance Agreement. According to the confirmation letter issued by Changan Insurance, Changan Insurance will settle all outstanding insurance claims according to the terms of the 2018 Insurance Agreement. Under the Insurance Agreement and the 2018 Insurance Agreement, the insurance company is responsible for providing insurance coverage to investors who provide loans to borrowers who are qualified under the Company’s credit and risk assessment procedures, subject to the satisfaction of prescribed insurance requirements of the insurance company. Upon the completion of loan origination, the borrower shall pay the loan default risk premium to the insurance company directly. In the event that insurance company suffers losses from the insurance policies due to the Company’s failure in reviewing the qualification of the borrowers, the insurance company is entitled to require the Company to compensate for all the losses and relevant expenses incurred. As of the date of this report, there have been no such claims for compensation from the insurance company to the Company. The Company has assessed this contingency in accordance with ASC Topic 450, and concluded that no contingent liability should be recorded as of March 31, 2019 and 2018.

On November 19, 2018, the Company entered into a guarantee plan (the “Guarantee Plan”) with Shanxi Zhengxuan Finance Guarantee Co., Ltd. (“Zhengxuan Guarantee”), which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council, to provide investors on the Company’s platform with insurance coverage that protects them against the potential default risk of non-paying borrowers. Pursuant to the terms and conditions of the Guarantee Plan and the agreements between the borrowers and Shanxi Zhengxuan, starting from December 1, 2018, all new loans facilitated on the Company’s marketplace require borrowers to obtain insurance through Zhengxuan Guarantee. Borrowers pay 4.5% and 0.5% of the principal amount to Zhengxuan Guarantee as insurance policy premium and service fee, respectively. If a default were to occur, Zhengxuan Guarantee will compensate the investor with an amount up to the loan residual principal and three months of accrued interest.

Guarantee liabilities

As part of the Company’s cooperation with the Funding Partner, the Company provides guarantee on the principal and accrued interest repayment of the defaulted loans to the Funding Partner in excess of certain default rate criteria. The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58(c) is not met. The guarantee liabilities are remeasured at the end of each reporting period. The change in fair value of the guarantee liabilities is recorded as gain or loss on guarantee liabilities in the consolidated statements of comprehensive income. When the Company settles the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, the Company records a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the Funding Partners will be recognized as a reversal of the deduction to guarantee liabilities. The Company’s guarantee liabilities was determined as nil as of March 31, 2019, which was assessed with the assistance from an independent third-party valuation firm.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash. The Company maintains certain cash and cash equivalents with financial institutions in the PRC which are not insured or otherwise protected. Should any of these institutions holding the Company’s cash become insolvent, or if the Company is unable to withdraw funds for any reason, the Company could lose the cash on deposit with that institution.

Accounts receivable, contract assets and allowance for uncollectible accounts

Accounts receivable are related to the recommendation service and loan facilitation income in relation to loans facilitated by the Company. Contract assets represent the right to consideration in exchange for services that the Company has transferred to the customer before payment is due. The Company’s right to consideration for the monthly fees of post-origination service is conditional on the investors’ actual return, as investors have the right to early terminate the investment prior to the maturity. As such, the Company record a corresponding contract asset for the monthly post-origination service that have already been delivered in relation to loans facilitated on the platform when recognizing revenue from post-origination service. Contract assets represent the right to consideration in exchange for post-origination services that the Company has transferred to the customer before payment is due. The Company only recognizes contract assets to the extent that the Company believes it is probable that it will collect substantially all of the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Per ASC 606-10-50-4a, impairment losses recognized on receivables or contract assets, are disclosed separately from other impairment losses.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. There were no past-due accounts receivable balance as of March 31, 2019 and 2018. As of March 31, 2019 and 2018, the account receivable balance was US$140,639 and nil, respectively and included in accounts receivable, contract assets, prepayments and other assets of the consolidated balance sheet. As of March 31, 2019 and 2018, the allowance for uncollectible account receivable balance was nil.

Loans receivable

Since August 2017, the Company started to engage in the micro-lending business and target at the borrowers in the PRC. Loans receivable represent loan originated by the Company, which is due from the qualified individual borrowers. As of March 31, 2019 and 2018, the loans are typical with loan terms ranging from 12 months to 36 months with annual interest charge from 6% to 8%. The Company has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at the historical carrying amount, net of allowance for uncollectible loans receivable.

Allowance for uncollectible loans receivable

The Company considers the loans to be homogenous as they are all unsecured loans and the credit profiles of the borrowers are also similar. Therefore, the Company applies a consistent credit risk management framework to the entire portfolio of loans in accordance with ASC 450-20, Loss Contingencies.

The allowance for the uncollectible loans receivable is determined using a roll rate-based model. The roll rate-based model stratifies the loans principal and interest receivables by delinquency stages which are divided by days overdue and projected forward in next stage using probability of default. In each stage of the simulation, losses on the loan principal, interest and financing service fee receivables types are captured, and the ending delinquency stratification serves as the beginning point of the next iteration. This process is repeated on a monthly rolling basis. The loss rate is calculated for each delinquency stage using loss given default, and then applied to the respective loans principal and interest balance. The Company adjusts the allowance that is determined by the roll rate-based model for various Chinese macroeconomic factors i.e. gross-domestic product rates, interest rates and consumer price indexes. Each of these macroeconomic factors is equally weighted, and a score is applied to each factor based on year-on-year increases and decreases in that respective factor. Specific provision is made when the Company, based on current information and events, such as the borrower’s ability to repay the loan, believes it is probable all amounts due according to the contractual terms of the loan will not be collected.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans receivable - continued

Non-accrual policies

Loans principal and interest receivables are placed on non-accrual status when payments are 90 days past due contractually. When a loan principal and interest receivable is placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal and interest receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal and interest have been settled and the borrower continue to perform in accordance with the loan terms.

Charge-off policies

Loans principal and interest receivables are generally charged-off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In accordance with ASC 310-10-35-41, the Company determines that any loans with outstanding balance that are 180 days past due are deemed uncollectable and thereof charged-off. For the year ended March 31, 2019, in order to align the Company’s charge-off policy with ASC 310-10-35-41 and industry practice, the Company revised its charge-off policy such that all loans are 180 days past due are therefore deemed uncollectible and charged-off. For the year ended March 31, 2018, the Company determined that any loans with outstanding balance that are 90 days past due are deemed uncollectable and therefor charged-off. The change in the charge-off policy had no impact on the Company’s provision for loan losses for the year ended March 31, 2018, as the Company did not have loans with outstanding balance that are 90 days or 180 days past due as of March 31, 2018. The change in the charge-off policy did not have a material impact on the Company’s consolidated financial statements for the year ended March 31, 2018.

Property, equipment and software, net

Property, equipment and software acquired are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

Useful life
Office equipment	3-5 years
Vehicle	4-5 years
Software	5 years
Leasehold improvements	over shorter of the lease term or estimated useful life

The Company eliminates the cost and related accumulated depreciation and amortization of assets sold or otherwise retired from the accounts and includes any gains or losses from disposal of property, equipment and software are included in other income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and betterment to equipment are capitalized.

The following table summarizes the depreciation recognized in the consolidated statements of comprehensive income:

	Year ended	Year ended	Year ended
	March 31, 2019	March 31, 2018	March 31, 2017
	USD	USD	USD
Sales and marketing	7,368	—	—
Service and development	89,677	—	—
General and administrative	309,754	174,384	92,224

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the years ended March 31, 2019, 2018 and 2017, respectively.

Investment in equity securities

The Company’s investment in equity securities mainly comprise of equity investments in privately held companies. Upon adoption of ASU 2016-01 on April 1, 2018, the Company elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in net income.

The Company also makes qualitative assessment at each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in consolidated statements of comprehensive income.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the years ended March 31, 2019, 2018 and 2017, the advertising and promotion expense was US$28,485,825, US$11,925,499 and US$3,500,611, respectively.

Research and development costs

The Company recognizes its research and development costs as service and development expense. Research and development costs are mainly labor cost of research and development department. For the years ended March 31, 2019, 2018 and 2017, research and development expense was US$1,151,371, US$2,816,991 and US$1,567,738, respectively, and included in service and development expense.

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

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Share-based compensation

Under the Amended and Restated 2016 Equity Incentive Plan, the Company grants share options to the Company’s selected employees, and directors. Awards granted to employees with service conditions attached are measured at the fair value of the grant date and are recognized as an expense using straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Awards granted to employees with performance conditions attached are measured at fair value of the grant date and are recognized as the compensation expenses in the period and thereafter when the performance goal becomes probable to achieve. Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as compensation expenses over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

Binomial option-pricing models are adopted to measure the value of awards at each grant date or measurement date. The determination of fair value is affected by assumptions relating to a number of complex and subjective variables, including but not limited to the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The use of the option-pricing model requires extensive actual employee exercise behavior data for the relative probability estimation purpose, and a number of complex assumptions.

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired share is recorded as treasury stock. The cost of treasury stock is transferred to “additional paid-in capital” when it is re-issued for the purpose of share options exercised and share awards.

Income taxes

The Company’s subsidiaries and its consolidated VIEs in the PRC are subject to the income tax laws of the relevant tax jurisdictions. No taxable income was generated outside the PRC for the years ended March 31, 2019, 2018 and 2017. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely that some portion or all of the deferred tax asset will not be realized. As of March 31, 2018, no valuation allowance is considered necessary.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

The Company is subject to VAT at the rate of 6% and related surcharges on revenue generated from providing services. VAT is reported as a reduction to revenue when incurred and amounted to US$4,855,988, US$7,399,115 and US$1,775,692 for the years ended March 31, 2019, 2018 and 2017, respectively. VAT payable balance is included in the taxes payable on the consolidated balance sheets.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income attributed to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the “other income (expense)” in the consolidated statements of comprehensive income.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that any RMB amounts could have been, or could be, converted, realized or settled into USD at the rates used in translation.

Segment reporting

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one operating and one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived from within the PRC. Therefore, no geographical segments are presented.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$22,975,442 and US$85,234,545 as at March 31, 2019 and 2018, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable and contract assets, loan receivables, interest receivables and prepayments and other assets. As of March 31, 2019, substantially all of the Company’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of 500 thousands RMB at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years ended March 31, 2019.

There are no customers of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts receivable as of March 31, 2019 and 2018.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02). ASU 2016-02 requires an entity to recognize lease assets and lease liabilities on the balance sheet and to disclose key information about the entity’s leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. For all other entities, guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-10 Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. ASU No. 2018-10 affects narrow aspects of the guidance issued in the amendments in Update 2016-02 and ASU No. 2018-11 allows for an additional optional transition method where comparative periods presented in the financial statements in the period of adoption will not be restated and instead, companies will recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company intends to make this election. The amendments in these updates are effective for the Company for fiscal years beginning on April 1, 2019, including interim periods within those years, with early adoption permitted. The Company has performed an assessment of the impact of the adoption of the amendments in these updates on the Company’s consolidated balance sheets and results of operations for the Company’s leases, which primarily consist of operating leases for office space and equipment. Based on our preliminary assessment, the Company expect to record a right-of-use asset of approximately US$ 2.7 million and a lease liability of approximately US$ 2.7 million on the adoption date of April 1, 2019, primarily related to our leased office space. The Company will use a modified retrospective approach under ASU 2018-11 and will not restate prior periods. The Company expects to implement new accounting policies as well as to elect certain practical expedients available to us under ASU 2016-02, including those related to leases with terms of less than 12 months.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective in fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early application of the guidance is permitted. In transition, entities are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements to (1) add an optional transition method that would permit entities to apply the new requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption, and (2) provide a practical expedient for lessors regarding the separation of the lease and non-lease components of a contract. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820):  Disclosure Framework -Changes to the Disclosure Requirements for Fair Value Measurement (“ASU No. 2018-13”).  The primary focus of ASU 2018-13 is to improve the effectiveness of the disclosure requirements for fair value measurements. ASU No. 2018-13 removes the requirement to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for the timing of transfers between levels and the valuation processes for Level 3 fair value measurements. It also adds a requirement to disclose changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and to disclose the range and weighted average of significant unobservable inputs used to develop recurring and nonrecurring Level 3 fair value measurements. For certain unobservable inputs, entities may disclose other quantitative information in lieu of the weighted average if the other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop the Level 3 fair value measurement.  In addition, public entities are required to provide information about the measurement uncertainty of recurring Level 3 fair value measurements from the use of significant unobservable inputs if those inputs reasonably could have been different at the reporting date. ASU No. 2018-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. The Company is still evaluating the impact of adopting ASU No. 2018-13 on its financial statements, but does not expect the adoption of ASU No. 2018-13 to have a material impact on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3—ACCOUNTS RECEIVABLE AND CONTRACT ASSETS

	As of	As of
	March 31, 2019	March 31, 2018
	USD	USD
Accounts receivable	140,639	—
Contract assets	278,000	—
	418,639	—

Note 4—LOANS RECEIVABLE, NET

	As of	As of
	March 31, 2019	March 31, 2018
	USD	USD

Loans receivable	77,448,759	28,696,234
Allowance for uncollectible loans receivable	(1,083,385)	—
Loans receivable, net	76,365,374	28,696,234
Loans receivable, net — current	36,554,913	28,696,234
Loans receivable, net — non-current	39,810,461	—

As of March 31, 2019 and 2018, the Company did not have any past due loan receivables and none of loan receivable were in non-accrual status. The amount of loan receivables attributable to Trust 1 was US$64,103 and nil as of March 31, 2019 and 2018, respectively.

Movement of allowance for uncollectible loans receivable during the years ended March 31, 2019 and 2018 is as follows:

	Year ended	Year ended
	March 31, 2019	March 31, 2018
	USD	USD
Balance at beginning of the year	—	—
Provision for allowance of uncollectible loans receivable	1,084,225	—
Foreign currency translation adjustments	(840)	—
Balance at end of the year	1,083,385	—

Note 5—PREPAYMENT AND OTHER ASSETS

	As of	As of
	March 31, 2019	March 31, 2018
	USD	USD

Rental and other deposits	1,161,423	404,409
Prepayments to suppliers and others	2,168,386	781,049
Staff advances	5,156	63,104
	3,334,965	1,248,562

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6—PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of March 31, 2019	As of March 31, 2018
	USD	USD
Cost:
Office equipment	1,440,817	590,801
Vehicle	59,903	58,405
Leasehold improvements	140,769	150,612
Software	357,783	331,583
Total	1,999,272	1,131,401
Less: Accumulated depreciation	(745,549)	(364,314)
Property, equipment and software, net	1,253,723	767,087

Depreciation and amortization expense on property, equipment and software for the years ended March 31, 2019, 2018 and 2017 were US$406,799, US$174,384 and US$92,224, respectively.

Note 7—LONG TERM INVESTMENTS

	As of March 31, 2019	As of March 31, 2018
	USD	USD

Investment in equity security without readily determinable fair value

Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”) (a)	29,189,836
Musketeer Group Inc. (“Musketeer”) (b)	1,600,000	—
	30,789,836	—

(a)         On December 10, 2018, the Company signed an agreement to acquire a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”), a wholly owned subsidiary of Phoenix Financial Group Ltd (“Phoenix Finance”) and operator of one of China’s leading peer-to-peer lending platforms, for a total consideration of approximately US$29 million (or RMB200 million). The acquisition was completed as of March 31, 2019 and the Company still had an acquisition price payable to Phoenix Finance in the amount of US$14,289,371 as of March 31, 2019, which was fully paid in April 2019. Pursuant to the investment agreement, such investment is redeemable at the option of the Company if certain future performance condition cannot be met. The Company accounted the investment as investment in equity security without readily determinable fair value.

(b)         On August 9, 2018, the Company acquired a 19.99% equity stake in Musketeer Group Inc. (“Musketeer”), an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. Since Musketeer is a start-up company in its early stage with no readily determinable fair value, the investments were accounted for using the cost method.

For the year ended March 31, 2019, the Company did not recognize any impairment losses for the long term investments.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8—ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31, 2019	As of March 31, 2018
	USD	USD
Accrued payroll and welfare	1,016,704	2,036,472
Professional fee and other accrued expenses	830,734	760,769
Funds collected on behalf of employees for exercise of option	724,256	—
Custodian Bank service fee (a)	219,405	989,714
	2,791,099	3,786,955

(a)        Since January 2017, the Company integrated our asset custody system with Jiangxi Bank. Under the terms of the agreement, all funds of borrowers and investors will be managed by Jiangxi Bank to ensure security and compliance with relevant the PRC laws and regulations. Jiangxi Bank independently administers payments to borrowers, investors and the Company as well as clearance and fund settlements associated with these payments. Jiangxi Bank charged us depositary service fee, recharge and collection fees and withdrawal fees according to types of service it provided.

Note 9—NOTE PAYABLE

On March 29, 2019, the Company issued a senior unsecured note (the “Note”) to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited (“Yunfeng Financial Group”), which is independent to the Company. The principal of loan is US$20 million with a term of three-year due in March 2022. The Note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears on June 30 and December 31 of each year, beginning in March 2019.

Note 10—RELATED PARTY BALANCES AND TRANSACTIONS

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

As of March 31, 2019 and 2018, there was no balance between the Company and the related parties.

Note 11—EMPLOYEE BENEFIT

The Company has made employee benefit contribution in accordance with the PRC relevant regulations, including retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contribution in the salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. The contributions made by the Company were US$2,187,910, US$1,956,917 and US$1,024,927 for the years ended March 31, 2019, 2018 and 2017, respectively.

Note 12—TAXES PAYABLE

	As of March 31, 2019	As of March 31, 2018
	USD	USD
Income tax payable	4,428,224	12,558,211
VAT payable	4,062,825	6,725,654
Other taxes payable	880,481	775,963
Total taxes payable	9,371,530	20,059,828

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—INCOME TAX

Cayman Islands

Hexindai Inc. was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

HK Hexindai is an investment holding company registered in Hong Kong and is exempted from income tax on its foreign-derived income.

PRC

The Company’s subsidiaries and VIEs established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law. The Company’s VIE Hexin E-Commerce has been granted as the “high technology enterprise” status in 2015 and is qualified to a preferred income tax rate of 15% since January 1, 2015. Horgos Qinhe and Horgos Bozhishuntai enjoy a preferred income tax rate of 0% for five years since inception, as they were incorporated in Horgos Economic District.

i) The components of the income tax provision (benefit) are as follows:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	USD	USD	USD
Current	5,596,753	10,610,067	1,386,570
Deferred	(3,724,081)	415,623	135,641
Total	1,872,672	11,025,690	1,522,211

All of the income tax are related to income derived from the PRC during the years ended March 31, 2019, 2018 and 2017.

ii) The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of March 31, 2019	As of March 31, 2018
	USD	USD
Advertising expenses	3,721,177	—
Provision for loan loss	271,056	—
Net operating loss carry forwards	5,683	—
Total deferred tax assets	3,997,916
Less: Valuation allowance	(276,739)	—
Total net deferred tax assets	3,721,177	—

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has provided US$ 276,739 and nil valuation allowance for the years ended March 31, 2019 and 2018, respectively.

For the year ended 2018, the deferred tax assets carried forward from last fiscal year was fully realized. The Company had no net operating loss carry forward as of March 31, 2018.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13—INCOME TAX - continued

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2019, 2018 and 2017.

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
PRC Income tax statutory rate	25%	25.0%	25.0%
Effect of tax holiday and preferential tax rate	(48.1)%	(10.7)%	(10.0)%
Effect of withholding income tax	17.8%	—	—
Non-deductible expenses	30.6%	0.1%	0.1%
Effective tax rate	25.3%	14.4%	15.1%

The authoritative guidance requires that the Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities.

The Company did not identify significant unrecognized tax benefits for the years ended March 31, 2019, 2018 and 2017.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$14,900 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was approximately US$72 million as of March 31, 2019 and 2018 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2019, which will be derived from the earnings of the Company PRC entities. On July 23, 2018, the board of directors declared an annual dividend for the fiscal year ended March 31, 2019 pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS).  As a result, the Company incurred withholding tax of US$1.3 million for the cash dividend during year ended March 31, 2019.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from or before year ended March 31, 2018 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2019 and 2018.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the VIE given that the Company will ultimately use the means.

The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	USD	USD	USD
The aggregate amount of tax holiday and preferential tax rate	2,642,450	8,157,429	1,014,808
The aggregate effect on basic and diluted net income per share:
- Basic	0.06	0.18	0.02
- Diluted	0.05	0.17	0.02

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14—EARNINGS PER SHARE (“EPS”)

Basic EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the computation of the basic and diluted net earnings per share:

	Year ended March 31, 2019	Year ended March 31, 2018	Year ended March 31, 2017
	USD	USD	USD
Numerator:
Net income attributable to Hexindai Inc.’s shareholders	5,532,581	65,481,973	8,570,864

Denominator:
Weighted average number of ordinary shares outstanding-basic	48,693,162	44,977,780	42,331,200
Weighted average number of dilutive potential ordinary shares from share options	4,219,664	2,678,483	—
Weighted average number of ordinary shares outstanding-diluted	52,912,826	47,656,263	42,331,200
Basic net income per share	0.11	1.46	0.20
Diluted net income per share	0.10	1.37	0.20

Note 15—SHAREHOLDERS’ EQUITY

Hexindai Inc. was established under the laws of the Cayman Islands on April 26, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. As of March 31, 2019 and 2018, 49,204,083 and 47,958,550 ordinary shares were outstanding. The shares are presented on a retroactive basis to reflect the nominal share issuance.

Note 16—SHARE-BASED COMPENSATION

2016 Equity Incentive Plan

On April 1, 2016 (the “Award date”), to reward the Company’s employees and further align their interests with the Company in the future, the Company granted stock options to purchase 6,312,000 ordinary shares under the 2016 Equity Incentive Plan, adjusted for the nominal share issuance, to the Company’s officers, and key employees with the exercise price equal to US$1.28. The Company determined the grant date to be April 1, 2016 in accordance with ASC 718-10-20 and 718-10-25-5. It is because the Company and employee have reached a mutual understanding of the key terms and conditions of these stock option awards on April 1, 2016 including a specific exercise price and vesting and exercise condition. All necessary approvals for the stock option awards were obtained and communicated to employees on April 1, 2016. Subsequently, after the board of directors declared a cash dividend of $0.40 per ordinary share (or US$0.40 per ADS) on July 23, 2018, the board of directors further approved an adjustment to the exercise price of outstanding options from US$1.28 to US$0.88.

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

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16— SHARE-BASED COMPENSATION (Continued)

2016 Equity Incentive Plan - continued

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

The Company is responsible for determining the fair value of options granted to employees and uses the Binomial option-pricing model assuming as of the valuation date, the fair market value per share was US$1.41, exercise price per share was US$1.28, the risk-free interest rate was 1.81%, and the dividend yield was 0%. For the options granted under 2016 Equity Incentive Plan, the expiry data was March 31, 2020, the life of option was 4 years, volatility was 47.4% and exercise multiple was 2.2.

The following table sets forth the stock option shares activities under the Company’s 2016 Equity Incentive Plan for the years ended March 31, 2019, 2018 and 2017.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Grant Date Fair Value	Aggregate Intrinsic Value
		USD			USD
Outstanding as of March 31, 2016	—	—	—	—	—
Option granted	6,312,000	1.28	4	3,512,693	—
Option forfeited	—	—	—	—	—
Option exercised	—	—	—	—	—

Outstanding as of March 31, 2017	6,312,000	1.28	3	3,512,693	—
Option granted		—	—	—	—
Option forfeited	(128,000)	1.28	—	(71,233)	(1,283,840)
Option exercised	—	—	—	—	—

Outstanding, March 31, 2018	6,184,000	1.28	2	3,441,460	62,025,520
Number of Granted	208,400	8.60	2	791,920	—
Number of Exercise	(1,127,853)	1.03	—	(627,662)	—
Number of Forfeit	(278,469)	1.31	—	(201,891)	—

Outstanding, March 31, 2019	4,986,078	1.18	1	3,403,827	7,954,959
Vested and exercisable, March 31, 2017	—	—	—	—	—
Vested and exercisable, March 31, 2018	2,061,333	1.28	2	1,147,153	20,675,173
Vested and exercisable, March 31, 2019	4,861,604	0.99	1	2,930,826	7,954,959

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16— SHARE-BASED COMPENSATION (Continued)

Restricted Stock Units

For the year ended March 31, 2019, the Company granted 616,700 restricted stock units (“RSU”). One RSU represents one ordinary share of the Company. RSU are share awards that, upon vesting, will deliver to the holder shares of the Company’s ordinary shares. All of the RSU were to be vested over three years, one third (1/3) vesting and exercisable upon the date of grant, and the remaining two-thirds (2/3) of RSU equally vesting and exercisable upon each of the second and third anniversary of the grant date. The Company satisfies RSU vesting through the issuance of new shares or settle by cash. During the year ended March 31, 2019, 538,900 RSU has been vested.

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Restricted Shares	Weighted- average grant date fair value
		USD
Outstanding at March 31, 2018	—
Granted	616,700	9.26
Vested	(538,900)	9.26
Forfeited	—
Outstanding at March 31, 2019	77,800	9.26

The fair value of the stock option and RSU on the grant date was approximately US$3.5 million. The Company accrues the compensation cost based on the number of awards that are expected to vest. The estimated forfeiture rate for the awards in fiscal years ended March 31, 2019, 2018 and 2017 is 13.04%, 13.04% and nil, respectively. The forfeiture rate is estimated based on the historical employee turnover rates and expectations about the future. For the years ended March 31, 2019, 2018 and 2017, the Company recognized US$6,585,386, US$1,828,868 and nil share-based compensation expense based on estimated forfeitures, respectively. As of March 31, 2019 and 2018, the unrecognized compensation cost was US$518,891 and US$1,163,825, respectively. As of March 31, 2019, the unrecognized compensation cost was expected to be recognized over 1 year.

Note 17—TRESURY STOCK

On December 10, 2018, the Company announced that its board of directors authorized a share repurchase program under which the Company may repurchase up to US$25 million of its ordinary shares in the form of American depositary shares (“ADS”) over the next 12 months. The program aligns with the Company’s commitment to maximize shareholder value, and affirms its confidence and optimism in the long-term future of the peer-to-peer lending Industry in China. Under the program, the purchases will be funded from cash on hand or future cash provided by operating activities. There is no guarantee as to the exact number of shares to be repurchased by the Company, and the Company may discontinue purchases at any time that the board of directors determines additional purchases are not warranted. As of March 31, 2019, the Company repurchased an aggregate of 421,220 ADSs from the open market for a total consideration of US$1,320,468, which was recorded as treasury stock.

Note 18—DIVIDEND

On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2019. On July 23, 2018, the board of directors declared a cash dividend of $0.40 per ordinary share (or US$0.40 per ADS). The cash dividend consisted of an annual dividend for the fiscal year ended March 31, 2019 pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), and a special cash dividend of US$0.13 per ordinary share (or US$0.13 per ADS).  The aggregated dividend payments to shareholders amounted to US$19,547,532 for the year ended March 31, 2019.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19—RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2019 and 2018, the restricted net assets that are not available for distribution amounted to approximately US$104.3 million and US$51.0 million, respectively, which was included in the Additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entity is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. Statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2019 and 2018, the statutory reserve amounted to US$8,952,951 and US$7,475,902, respectively, which was included as retained earnings in the accompanying consolidated balance sheets.

Note 20—COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

The Company has entered into various operating lease agreements principally for its office spaces in China. Rental expenses under operating leases for the years ended March 31, 2019, 2018 and 2017 were US$2,219,743, US $1,163,326 and US $720,314, respectively.

The Company conducted most of its operations from leased offices spaces which will expire over the next three years. There is no contingent rental payments beside minimum lease payment. In most circumstances, management expects that in the normal course of business, leases will be renewed or replaced by other leases. Future minimum lease payments under non-cancelable operating lease agreements as of March 31, 2019 are follows:

Minimum lease payment
USD
Years ending March 31,
2020	1,908,665
2021	919,408
2022	55,132
Total	2,883,205

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.  The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2019 and 2018, no such contingent liability is assessed as probable.

HEXINDAI INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 21—SUBSEQUENT EVENT

The Company has analyzed its operations subsequent to March 31, 2019, through the date the financial statements were available to and have determined that the Company does not have any material subsequent events to disclose in these consolidated financial statements.

HEXINDAI INC.

Schedule I —CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s subsidiaries and VIE’s established in the PRC are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s subsidiaries and its VIEs are also required to set aside at least 10% of its after-tax profit based on the PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in China, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to the PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into US Dollars.

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

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries. The footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

CONDENSED BALANCE SHEETS

	As of March 31 2019	As of March 31 2018
	USD	USD
ASSETS:
Cash	24,828,067	47,387,922
Prepayment and other assets	349,990	9,995
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	135,632,715	95,543,469
TOTAL ASSETS	160,810,772	142,941,386

LIABILITIES:
Accrued expenses and other current liabilities	18,243	2,898,317
Note payable	20,000,000	—
Consideration payable	14,289,371	—
TOTAL LIABILITIES	34,307,614	2,898,317

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 49,625,303 and 47,958,550 shares issued and 49,204,083 and 47,958,550 shares outstanding as of March 31, 2019 and 2018, respectively.	4,963	4,796
Additional paid-in capital	59,806,865	58,417,971
Treasury stock	(1,320,468)	—
Retained earnings	69,768,756	77,241,073
Accumulated other comprehensive (loss) income	(1,756,958)	4,379,229
TOTAL SHAREHOLDERS’ EQUITY	126,503,158	140,043,069
TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	160,810,772	142,941,386

HEXINDAI INC.

Schedule I —CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended March 31,
	2019	2018	2017
	USD	USD	USD
Equity in earnings of subsidiaries, VIEs and VIEs’ subsidiaries	14,725,415	68,117,762	8,570,978
General administrative expense and others	(9,192,834)	(2,607,137)	(114)
NET INCOME	5,532,581	65,510,625	8,570,864

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(6,136,187)	6,028,143	(1,080,036)
COMPREHENSIVE INCOME (LOSS)	(603,606)	71,538,768	7,490,828

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2019	2018	2017
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	5,532,581	65,510,625	8,570,864
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in subsidiaries, VIEs and VIEs’ subsidiaries	(14,725,415)	(68,117,762)	(8,570,978)
Share-based compensation	6,585,386	1,828,868	—

Changes in operating assets and liabilities:
Prepayments and other assets	(339,995)	44,295	(50,009)
Accrued expenses and other current liabilities	(2,562,074)	2,898,317	—

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(5,509,517)	2,164,343	(50,123)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investment in subsidiaries, VIEs and VIE’s subsidiaries	(15,420,961)	—	—
Purchase of long term investments	(1,600,000)	—	—
NET CASH USED IN INVESTING ACTIVITIES	(17,020,961)	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering, net of offering cost	—	—	2,000,000
Proceeds from IPO, net of offering costs	—	43,273,702	—
Exercise of share options	1,156,623	—	—
Proceeds from issuance of unsecured note	20,000,000	—	—
Repurchase of ordinary shares	(1,320,468)	—	—
Payments for offering cost	(318,000)	—	—
Dividend paid	(19,547,532)	—	—
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(29,377)	43,273,702	2,000,000
NET (DECREASE) INCREASE IN CASH	(22,559,855)	45,438,045	1,949,877
CASH—beginning of year	47,387,922	1,949,877	—
CASH—end of year	24,828,067	47,387,922	1,949,877

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	—	—	—
Cash paid for interest	—	—	—

HEXINDAI INC.

Schedule I—CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Notes to condensed financial statements

1.                       Hexindai Inc. was founded on April 26, 2016 in Cayman Islands. The condensed full year result of the Company has been prepared assuming the Reorganization (see Note 1 in the combined and consolidated financial statements) was in effect from November 1, 2016.

2.                       The condensed financial statements of Hexindai Inc. have been prepared using the same accounting policies as set out in the combined and consolidated financial statements except that the equity method has been used to account for investments in subsidiaries, VIEs and subsidiaries of VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the profit of the subsidiaries and VIEs is presented as equity in profit of subsidiaries and VIEs on the statement of operations.

3.                       As of March 31, 2019 and 2018, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

4.                       Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The footnote disclosure certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Combined and Consolidated Financial Statements.