Form 20-F
period 2020-03-31
Hexindai Inc.
filed 2020-08-14
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Rui (Kerrie) Zhang, Chief Financial Officer

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

48,818,340 ordinary shares, par value US$0.0001 per share, as of March 31, 2020.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

•                                         “Hexin Digital” refers to Hexin Digital Technology Co., Ltd.;

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

•                                         “Hexin Jinke” refers to Hexin Jinke Group Co., Ltd.;

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

•                                         “our variable interest entities” or “VIEs” refer to Hexin E-commerce, its branches and wholly-owned subsidiaries, Wusu Company and Hexin Digital;

•                                         “RMB” and “Renminbi” refer to the legal currency of China;

•                                         “US$,” “U.S. dollars,” “$” and “dollars” refer to the legal currency of the United States;

•                                         “Wusu Company” refers to Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (formerly known as Wusu Hexin Internet Small Loan Co., Ltd.);

•                                         “Xiaobai Maimai” refers to our new form of social e-commerce mobile platform offering high-quality and affordable branded products; and

•                                         “Zhengxuan Guarantee” refers to Shanxi Zhengxuan Finance Guarantee Co., Ltd.

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

•                                competition in our industry;

•                                relevant government policies and regulations relating to our industry; and

•                                the development of COVID-19 in the PRC and globally.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

We were incorporated and commenced operations in March 2014. The following summary consolidated statements of comprehensive income (loss) for the fiscal years ended March 31, 2018, 2019 and 2020 and summary consolidated balance sheets as of March 31, 2019 and 2020 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1. The following summary consolidated statements of comprehensive (loss) income for the fiscal year ended March 31, 2016 and 2017, and summary consolidated balance sheets as of March 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with the generally accepted accounting principles in the United States of America, or US GAAP. Our historical results are not necessarily indicative of results expected for future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our summary consolidated statements of comprehensive (loss) income for the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020.

	For the Fiscal Years Ended March 31,
	2016	2017	2018	2019	2020
	(US$, except for number of shares)
Selected Consolidated Statement of Comprehensive (Loss) Income:
REVENUES
Loan facilitation, post-origination and other service	11,917,870	23,092,405	107,558,133	58,550,903	7,151,245
Interest income	—	—	590,122	3,552,983	4,511,969
Tax and surcharges	(23,644)	(171,862)	(890,414)	(773,382)	(228,154)
NET REVENUES	11,894,226	22,920,543	107,257,841	61,330,504	11,435,060

OPERATING COSTS AND EXPENSES
Service and development	2,358,867	5,149,265	8,495,768	7,396,835	4,994,059
Sales and marketing	3,840,143	5,212,127	15,241,637	32,322,003	16,467,076
General and administrative	1,554,833	2,645,605	5,816,130	9,928,512	26,452,637
Impairment charge on long-term investments	—	—	—	—	29,189,836
Finance cost	—	—	—	—	2,511,720
Share-based compensation	—	—	1,828,868	6,585,386	347,466
Total operating costs and expenses	7,753,843	13,006,997	31,382,403	56,232,736	79,962,794
INCOME (LOSS) FROM OPERATIONS	4,140,383	9,913,546	75,875,438	5,097,768	(68,527,734)

Total other income, net	26,270	179,529	660,877	2,307,485	1,598,086

INCOME (LOSS) BEFORE INCOME TAXES	4,166,653	10,093,075	76,536,315	7,405,253	(66,929,648)
INCOME TAXES EXPENSES	628,246	1,522,211	11,025,690	1,872,672	4,268,731
NET INCOME (LOSS)	3,538,407	8,570,864	65,510,625	5,532,581	(71,198,379)
COMPREHENSIVE INCOME (LOSS)	3,056,324	7,490,828	71,538,768	(603,606)	(76,487,121)
Net income (loss) per share attributable to Hexindai Inc’s shareholders
Basic	0.08	0.20	1.46	0.11	(1.46)
Diluted	0.08	0.20	1.37	0.10	(1.46)
Weighted average shares used in calculation of net income (loss) per share
Basic	42,080,000	42,331,200	44,977,780	48,693,162	49,757,199
Diluted	42,080,000	42,331,200	47,656,263	52,912,826	49,757,199

The following table presents our summary consolidated balance sheet data as of March 31, 2016, 2017, 2018, 2019 and 2020.

	As of March 31,
	2016	2017	2018	2019	2020
	(US$)

Selected Consolidated Balance Sheet Data
Cash and cash equivalents	7,818,936	19,232,275	132,622,467	57,372,128	10,925,208
TOTAL ASSETS	22,392,892	28,382,131	163,889,852	173,255,842	78,382,476
TOTAL LIABILITIES	8,380,935	4,877,775	23,846,783	46,752,684	30,281,587
TOTAL SHAREHOLDERS’ EQUITY	14,011,957	23,504,356	140,043,069	126,503,158	48,100,889

Exchange Rate Information

Our business is conducted in China, and our financial records are maintained in RMB, our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2020, the last business day of the fiscal year of 2020. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On August 7, 2020, the exchange rate was RMB6.9670 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Exchange Rate
Period	Period-End	Average (1)	Low	High
	(RMB per U.S. Dollar)
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6549	6.4480	6.9850
2017	6.5063	6.7350	6.4773	6.9575
2018	6.8755	6.6292	6.2655	6.9737
2019	6.9618	6.9081	6.6822	7.1786
2020
January	6.9161	6.9184	6.8589	6.9749
February	6.9906	6.9967	6.9650	7.0286
March	7.0808	6.9967	6.9650	7.0286
April	7.0622	7.0708	7.0989	7.0341
May	7.1348	7.1015	7.0622	7.1447
June	7.0651	7.0816	7.0575	7.1263
July	6.9744	7.0041	6.9744	7.0703
August (through August 7, 2020)	6.9670	6.9612	6.9799	6.9353

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

D.                                    Risk Factors

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our operating history is limited and the industry landscape is constantly evolving, which poses risks and challenges to our business.

We launched our business in March 2014 and have a limited operating history. The Chinese consumer marketplace lending industry is new and constantly evolving. We operate in a competitive and uncertain environment with many risks, challenges, unforeseeable expenses, difficulties, delays and complications, including, among others, the PRC regulatory landscape. The general consumer lending marketplace industry in China may ultimately not support our business, especially if the PRC regulatory environment changes in ways that do not favor our development. As a relatively new industry, there may be limited public information about comparable companies available for potential investors to review in making a decision about whether to invest in our company.

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

We are a business under development, and our prospects of success should be considered in the context of these risks and uncertainties. For example, considering the regulatory environment and its impact on the online lending information intermediaries, we have ceased to offer new loans for online investors’ subscription since November 2019. As we explore new businesses, we may encounter unanticipated expenses, challenges and technical difficulties and they may result in material delays in the operation of our business. We may not be able to successfully address all such risks and uncertainties or execute our corporate strategies. If we fail to do so, such failure could materially harm our business, which would impair the value of our ADSs.

We may not be able to maintain the fast growth rate we had experienced in the past and may not be able to manage our growth effectively.

Prior to the fiscal year ended March 31, 2019, both the volume of credit loans facilitated on our marketplace and the number of users, including borrowers and investors, had undergone rapid growth. However, we have experienced a decrease in both the number of borrowers and loan volume facilitated on our marketplace in the fiscal years ended March 31, 2019 and 2020, and we may not be able to grow at all, in any of these key performance metrics in the future. As we have a limited operating history and our business has changed in recent years, our past financial performance may not be a sound basis on which to evaluate our business prospects and future financial performance.

We may be unable to grow our business as we continue to encounter the risks, uncertainties and challenges in the development of our business, including, among other things:

•                                navigating an opaque regulatory and competitive environment;

•                                attracting new and retaining repeat borrowers and, where applicable, investors that use our marketplace;

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

•                                managing and controlling the expenses incurred by a public company, including but not limited to legal, accounting and other compliance costs;

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

As part of our growth strategy, we enter into new businesses from time to time by leveraging our large borrower base and technology to generate additional revenues streams. Expansions into new businesses may present operating, marketing and compliance challenges that differ from those that we currently encounter.

According to iResearch, the social e-commerce industry is rapidly growing, in which social e-commerce only accounted for 0.1% of the overall online shopping market in 2015, but increased to 7.8% in 2018. Further, the industry size of the new form of social e-commerce industry in China was approximately RMB84.2 billion (US$11.9 billion) in 2018, and is expected to grow to RMB564.4 billion (US$79.7 billion) in 2021. In May 2020, we launched Xiaobai Maimai, a new form of social e-commerce mobile application platform offering high-quality and affordable branded products, and rewards users with a small commission for every purchase, share or recommendation of a product made to friends. It offers a wide variety of high-quality products in the household goods, food and drinks, and luxury categories. See “Item 4. Information on the Company — B. Business Overview.” The success of Xiaobai Maimai will depend on, among others, our abilities to anticipate and understand consumer demands and preferences, to price merchandise competitively, to acquire users cost-effectively, to ensure the quality, proper handling and reliable delivery of products by third-party delivery companies, and to manage inventory risk. We need to partner with qualified suppliers and source high quality products from them on favorable pricing terms from these suppliers. We also need to deliver the products to customers timely and reliably at the fulfillment stage and address customer complaints effectively at the after-sales stage. Given our limited experience and lack of familiarity in the e-commerce industry, it may expose us to challenges and risks which we may not be able to successfully address, which could significantly harm our business, results of operations, growth prospects and financial condition.

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

We cannot assure you that our new business initiatives will be successful. To support our growth and expansion into new businesses, we may need to devote management, operating, financial and human resources which may divert our attention from our existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating, financial and human resource systems, procedures and controls. We may also need to incur additional costs to ensure compliance with the laws and regulations that apply to such new businesses. There is no assurance that we will be able to implement all these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively. Any failure of our efforts to pursue new business opportunities could have a material adverse effect on our business, prospects, financial condition, and results of operations. If we fail to attract users, our future results of operations and growth prospects may be adversely affected. In addition, if we have to incur more costs in order to attract new users, our profitability may be adversely affected. We cannot assure you that we will be able to address these new challenges and continue to provide exceptional quality services. If we are not able to solve these issues, we may not be able to compete effectively.

In May 2018, we incorporated Tianjin Haohongyuan Technology Co., Ltd. (“Tianjin Haohongyuan” ), a wholly-owned subsidiary in China, for the purpose of providing loan assistance functions such as borrower assessment to fengjr.com, a P2P marketplace of Phoenix Intelligent Credit Group Ltd. Tianjin Haohongyuan does not engage in online lending information intermediary or online peer-to-peer lending services. It merely helps fengjr.com extend loans to borrowers by introducing potential borrowers and providing preliminary risk assessment services as well as other services. As a result, we do not view Tianjin Haohongyuan as an “online lending information intermediary” as defined under the Notice on Regulating and Rectifying the “Cash Loan” Business, or Circular 141. However, we cannot assure you that regulatory authorities would take the same view and do not require Tianjin Haohongyuan to comply with various regulatory requirements under Circular 141.

In December 2018, we established a designated trust, or Trust 1, with a leading trust company in China, or the Trust Company, as part of our strategy to diversify the funding sources. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, the Trust Company facilitates personal credit loans through Trust 1 for an initial aggregate principal amount of RMB300 million (US$42.4 million) to borrowers under the loan assistance program referred by us. As of March 31, 2020, Trust 1 had facilitated personal credit loans of RMB42.3 million (US$6.0 million). Pursuant to the Online Lending Information Intermediaries Measures, a P2P marketplace shall not issue loans to borrowers unless otherwise stipulated by laws and regulations. Although we expand our funding sources via a licensed trust company which is not banned by the current PRC laws and regulations, we cannot rule out the possibility that such business model would be deemed as a violation of the Online Lending Information Intermediaries Measures.

If our Xiaobai Maimai platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected.

If our Xiaobai Maimai platform does not provide good consumer experience, it could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established, have a negative impact on our ability to attract new consumers or retain our current consumers, and our business and growth prospects may be materially and adversely affected. Our ability to provide good customer experience depends on a variety of factors. These factors include, among others, our ability to continue to offer authentic products at competitive prices, to source products in response to evolving customer tastes and demands, to ensure the quality of our products and services and to provide flexible payment options. For example, If we are unable to develop and maintain good relationships with suppliers that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, we may be unable to meet customer demands for these products or to offer these products at attractive prices.

The third-party merchants in our marketplace business rely on a number of contracted third-party delivery logistics service providers to deliver the products sold on our platform to the customers. The products on our platform are supplied by the merchants, who are separately responsible for sourcing and coordinating the delivery of the products sold on Xiaobai Maimai with the third-party delivery logistics service providers. As we do not directly control or manage the operations of these third-party logistics service providers, we may not be able to guarantee their performance. Interruptions to or failures in the delivery services could prevent the timely or proper delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party logistics and delivery service providers, such as inclement weather, health epidemics, natural disasters, transportation disruptions or labor unrest. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or shut-down of the delivery companies the third-party merchants engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered on a timely basis or are delivered in a damaged state, customers may refuse to accept the products purchased on our platform and have less confidence in our platform, and our business and reputation could suffer. We cannot assure you that our merchants will be able to find alternative cost-effective logistics service providers to offer satisfactory delivery services in a timely manner, or at all, which could cause our business and reputation to suffer or cause merchants to move to other platforms and have a negative impact on our financial conditions. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. Furthermore, the delivery personnel of contracted third-party delivery service providers directly interact with our customers on our behalf. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation, and cause us to lose customers.

If our customer service representatives, sales representatives or maintenance engineers and technicians fail to provide satisfactory service, it may compromise our ability to provide effective customer service and enjoyable user engagement, which may in turn cause damage to our reputation, loss of customers or direct economic loss. In addition, any negative publicity or poor feedback regarding our customer service may diminish consumer confidence in us and the value of our brand, and in turn cause us to lose customers and market share.

In addition, we rely on our technology infrastructure to offer a good customer experience and to attract and retain customers on Xiaobai Maimai. Any failure to properly upgrade our technology infrastructure to serve the growing number of customers, maintain the satisfactory performance, security and integrity of our Xiaobai Maimai platform and systems, may materially and adversely affect our business and reputation.

If our Xiaobai Maimai platform is unable to offer products that attract new customers and new purchases from existing customers, our business, financial condition, and results of operations may be materially and adversely affected.

According to iResearch, the industry size of the new form of social e-commerce industry in China was approximately RMB84.2 billion (US$11.9 billion) in 2018, and is expected to grow to RMB564.4 billion (US$79.7 billion) in 2021. The future growth of the Xiaobai Maimai platform depends on our ability to continue to attract new customers as well as to increase the spending and repeat purchase rate of existing customers. Constantly changing consumer preferences and product trends have affected, and will continue to affect the online and offline product retail industry in China. Consequently, we need to anticipate and understand the emerging lifestyle and consumer demands and preferences and to anticipate product trends that will appeal to and attract existing and potential customers. Some of the other social e-commerce platforms may be able to secure more favorable terms from suppliers, devote greater resources to marketing, adopt more aggressive pricing and devote substantially more sources to their websites and system development than us. Customers may also choose to shop elsewhere if we cannot match the prices offered by other websites or physical stores. If we are unable to meet customers’ demands by offering a variety of authentic and quality products at attractive prices, our customers may lose interest in us and visit our platform less frequently or even stop visiting our platform, which in turn may materially and adversely affect our business, growth prospects, financial condition and results of operations.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise sold on Xiaobai Maimai, or for merchandise sold on Xiaobai Maimai that infringe on third-party intellectual property rights, or for other misconduct.

Our Xiaobai Maimai platform sources merchandise from third-party suppliers. Although we have adopted measures to verify the authenticity and authorization of merchandise sold on Xiaobai Maimai and to avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling merchandise, we may not always be successful in these efforts. In the event that any counterfeit, unauthorized or infringing merchandise is sold on our platform, we could face claims for which we may be held liable. We have not in the past received claims alleging our infringement on third parties’ rights, and if we receive such claims in the future irrespective of their validity, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. If we negligently participate or assist in infringement activities associated with counterfeit goods, we may be subject to potential liability under PRC law including injunctions to cease infringing activities, rectification, compensation, administrative penalties, and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

We may not be able to maintain or increase the volume of loan transactions facilitated through our marketplace, and our business and results of operations will be adversely affected.

Prior to the fiscal year ended March 31, 2019, we had experienced rapid growth in the volume of loan transactions facilitated on our marketplace. However, we have experienced a decrease in both the number of borrowers and loan volume facilitated on our marketplace in the fiscal years ended March 31, 2019 and 2020.

Furthermore, we receive on a day-to-day basis a large amount of loan applications from online and offline sources, however a large amount of applications do not meet our minimum criteria. If there are insufficient qualified loan requests, investors may be unable to deploy their capital in a timely or efficient manner and may seek other investment opportunities. Considering the regulatory environment and its impact on the online lending information intermediaries, we have ceased to offer new loans for online investors’ subscription since November 2019. If there are insufficient investor commitments, borrowers may be unable to obtain capital through our marketplace and may turn to other sources for their borrowing needs and investors who wish to transfer their investments prior to maturity may not be able to do so in a timely manner.

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

We may not be able to attract sufficient loan capital from our investors to meet the demands of the borrowers on our consumer lending marketplace.

Our business involves the matching of borrowers and investors through our consumer lending marketplace. The growth and success of our future operations depend on the availability of adequate lending capital to meet borrower demand for loans on our marketplace. In order to maintain the requisite level of funding for the loans facilitated on our marketplace to meet borrower demand, we may need to optimize the investor composition of our marketplace to include more investors generally and also a certain number of institutional investors, which usually invest larger amounts compared to individual investors. To the extent there is an insufficient number of investors willing to accept the risk of default posed by potential borrowers, our marketplace will be unable to fulfil all of the loan requests. Considering the regulatory environment and its impact on the online lending information intermediaries, we have ceased to offer new loans for online investors’ subscription since November 2019. If adequate funds are not available to meet borrowers’ demand for loans when they arise, the volume of loans facilitated on our marketplace may be significantly impacted. To the extent that it is necessary to obtain additional lending capital from investors, such lending capital may not be available to our marketplace on acceptable terms or at all. If our marketplace is unable to provide potential borrowers with loans or fund the loans on a timely basis due to insufficient lending capital on our marketplace, we may experience a loss of market share or slower than expected growth, which would harm our business, financial condition and results of operations.

Limited liquidity for the loans on our consumer lending marketplace may adversely affect the appeal of our marketplace to investors.

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

In August 2017, we established Wusu Company, through which we started to conduct our online microlending business. See “Item 4. Information on the Company — B. Business Overview — Our Products and Services — Microlending.” We have been continuing to contribute resources to our microlending business up to September 30, 2019, since when the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export. Commencing from October 2019, we discontinued engaging in new microlending businesses. The microlending industry is rapidly evolving with significant regulatory uncertainties, and our microlending business may be subject to a variety of laws and regulations in the PRC with ambiguous and inconsistent application and interpretation. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.” As a result, we cannot assure you that our investment and exploration in microlending would not be subject to legal risks. At the end of November 2019, the Online Financial Risk Special Rectification Work Leadership Team and the Online Risk Special Rectification Work Leadership Team issued guidelines outlining the transformation of P2P platforms into micro-lending companies, which had shown that Chinese regulators were encouraging P2P lending platforms to transform into micro-lending companies. In December 2019, we initiated our efforts on applying for a micro-lending license in China. As of the date of this annual report on Form 20-F, we are still in the process of applying for an online microlending company license for Hexin E-Commerce. Since the change of Wusu Company’s business scope, we cannot carry out any new microlending business without the microlending license. However, for the loans which were issued prior to the expiration of the license, we are entitled to the credit right over such loans until its maturity. If, however, the authorities were to determine that our historical microlending business was in violation of the relevant PRC laws and regulations, we may be subject to fines and other administrative penalties imposed by the authorities and our business and reputation could be adversely affected.

Our risk management system comprising our policy framework, credit assessment and fraud detection technology and protocols may not be adequate and may adversely affect the reliability of our consumer lending marketplace, and in turn damage our reputation, business and results of operations.

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

We do not prohibit our borrowers from incurring additional indebtedness, nor do we impose any financial covenants on the borrowers during the term of the loan. Further we have no means to independently determine whether a borrower applicant has outstanding loans on other consumer lending marketplaces. We are faced with the risk that borrowers borrow money from our platform to pay off loans on other consumer lending marketplaces, creating a snowball effect of debt. Any additional indebtedness may impair the borrower’s ability to observe his or her payment obligations on the loan product we facilitated, and therefore adversely affect the relevant investor’s returns. If a borrower becomes insolvent or bankrupt or otherwise run into financial distress, any unsecured loan (including those obtained through our marketplace) will rank pari passu to each other and the borrower may cherry-pick among his or her creditors and our investor may suffer losses. For secured loans, the ability of other secured investors to exercise remedies against the assets of the borrower may impair the borrower’s ability to repay the loan to our investor. Investors may lose their confidence in us and our reputation and business may be adversely affected.

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

We are subject to cybersecurity risks. If our systems are under malicious attack by sophisticated criminals including by way of hacking, cyber-attacks, infiltration of computer viruses, physical or e-sabotage, we may not be able to protect our business operations or the confidential information gathered on our databases.

We are an attractive target for cyber-attacks in order for criminals to gain access to our confidential and valuable information collected from borrowers and investors. We and our third-party system security service providers take measures to prevent such attacks and protect our databases of confidential information, but these measures may be breached accidentally or maliciously by unauthorized access. If confidential information about our users and our offline cooperation partner were stolen and used for criminal purposes, we could be exposed to liability for loss of information and be subject to time-consuming and expensive litigation and negative publicity. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC which became effective on June 1, 2017 requires that when we discover that our network products or services are subject to risks such as security defects or bugs, we shall take remedial measures immediately, including but not limited to, informing users of the specific risks and reporting such risks to the relevant competent departments. We have been connected to the Real-time Monitoring System of the National Internet Emergency Response Center since November 2019, positioning us to better and timely comply with government regulations. In June 2020, we connected our credit business assets database and began sharing credit data with the PBOC Credit Reference Center, the central bank’s directly administered credit information agency. However, the connections may expose us to additional cybersecurity risks and may result in more unauthorized access to confidential information. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose borrowers, investors and our offline cooperation partner and adversely affect our business and results of operations. Our relationships with our users and our offline cooperation partner may be damaged, negatively affecting our business and credibility of our marketplace.

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

The software and algorithms we use for our credit assessment system, credit decision-making system, data storage security system, online marketplace platform and other internal systems are highly technical and complex. These algorithms and software are essential to our smooth operation and risk management framework. We and our third-party service providers constantly monitor, maintain, and update them. However, to the extent that such software and algorithms, now or in the future, contain undetected errors, bugs, design defects or are outdated, our borrowers and investors may experience problems on our marketplace, and we may have trouble running our systems and programs for our business and operations. We may be unable to launch our new products, services or upgrades, and our ability to protect borrower and investor confidential information as well as our own intellectual property may be compromised. Any such errors, bugs or system failures may harm our brand and reputation, cause loss to borrowers or investors, and expose us to liability for damages, adversely affecting our business and results of operations.

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

On November 19, 2018, we entered into a guarantee plan (the “Guarantee Plan”) with Zhengxuan Guarantee, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council to provide investors on our platform with guarantee that protects them against the potential default risk of non-paying borrowers. Starting from December 1, 2018, we require all borrowers to obtain guarantee through Zhengxuan Guarantee for all new loans facilitated on our marketplace. Borrowers pay 4.5% and 0.5% of the principal amount to Zhengxuan Guarantee as guarantee fee and service fee, respectively. If a default were to occur, Zhengxuan Guarantee would compensate the investors with an amount up to the loan residual principal and three months of accrued interest, in accordance with the terms and conditions of the Guarantee Plan and the agreements between the borrowers and Zhengxuan Guarantee. The Guarantee Plan continues to be in place for our existing microlending business.

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

A variety of factors affect our estimate of the total addressable market, including among others, market demand, the PRC regulatory environment, competition, general economic and socio-political conditions and the short history of China’s consumer lending industry. We believe our total addressable market consists primarily of the emerging middle class seeking medium-sized credit loans of RMB20,000 (US$2,825) to RMB160,000 (US$22,596). According to iResearch, the “emerging middle class” comprises largely of the “emerging affluent” and “new middle-class” in China, the population segment with wealth value (the value of financial assets plus real assets (principally housing) owned by households, minus debts) of US$10,000 to US$1 million. We consider the emerging middle class to have generally more stable financial status and more sound financial knowledge, and therefore more reliable in loan repayment. According to iResearch, the “emerging affluent” and “new middle-class” population is the primary driver of the private consumption market for premium goods and services, and is projected to grow quickly in size. The unsecured medium-sized online marketplace personal loan market is estimated to grow at a CAGR of 5.2% from RMB410.3 billion (US$57.9 billion) in 2018 to RMB528.4 billion (US$74.6 billion) in 2023. However, if the actual demand is in reality smaller than our estimate, our operational strategies may not be sufficiently effective such that our revenues, business and results of operation may be negatively affected.

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

If we cannot continue to maintain relationships with third-party service providers, in particular third-party payment agents, our consumer lending business may suffer and we cannot assure our current arrangements with Jiangxi Bank are deemed to be in compliance with regulatory requirement.

Third parties supply us with external data for our consumer lending business including credit histories, government data, social media data and blacklists, as well as big data analyses. Furthermore, third-party service providers maintain our security systems, ensuring confidentiality of data and prevention of malicious attacks. In addition, we rely on third parties for secure fund management and online payment and settlement. Furthermore, we entered into multiple investment, cooperation and financing arrangements with various third-parties during the fiscal year ended March 31, 2019 in an effort to expand our business operations and cultivate strategic relationships.

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

We rely on Jiangxi Bank to manage the investor funds, facilitate loans, collect service fees and ensure compliance with the relevant PRC laws and regulations that may be relevant to our business. On April 13, 2018, we renewed the payment settlement service cooperation agreement with Jiangxi Bank, with a term of one year from January 1, 2018 to January 1, 2019, in which Jiangxi Bank will act as our third-party payment agent. The agreement was automatically renewed for the period from January 1, 2019 to January 1, 2020 and from January 1, 2020 to January 1, 2021, and can be automatically renewed for successive one-year periods provided that (i) neither Jiangxi Bank nor us notifies the other party in writing about its intention not to renew within one month after the expiration of any one-year period; and (ii) our operation and qualification remain in compliance with the agreement and Jiangxi Bank’s requirements. Third-party payment agents in China are subject to oversight by the PBOC and must comply with complex rules and regulations, licensing and examination requirements, including, but not limited to, minimum registered capital, maintenance of payment business licenses, anti-money laundering regulations and management personnel requirements. Some third-party payment agents have been required by the PBOC to suspend their credit card pre-authorization and payment services in certain areas of China. If Jiangxi Bank were to suspend, limit or cease its operations, or if our relationship with Jiangxi Bank deteriorates or otherwise terminates, we would need to arrange substantially similar arrangements with other third-party payment agents.

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

We are exposed to the risk of negative publicity about us, our offline cooperation partner, third-party providers and the overall consumer lending marketplace industry in China. Negative press about the quality of loans and services, effectiveness, reliability and credibility of our marketplace, our proprietary credit assessment system, our ability to manage and resolve borrower and investor complaints, privacy and security measures and practices, litigation, regulatory landscape and the user experience on our marketplace, even if inaccurate, may lead to an adverse impact on our reputation and the use of our marketplace, which would harm our business and operating results. In January 2019, we were attacked by a short seller, alleging fraud in our financial reporting system. We conducted an internal investigation, with the assistance of forensic accountant, to evaluate these allegations. Based on the information reasonably available and reviewed as part of the investigation, the investigation did not identify any conclusive proof of fraud. In addition, two law firms launched investigations in connection with the short seller attack, though no securities lawsuits have been initiated, nor has there been any additional investigation notices as of the date of this annual report on Form 20-F. However, it is uncertain how these allegations and investigation notices ultimately may affect us. Any claims against us may require us to expend significant time and incur substantial costs to investigate, and there is no assurance that we will be able to conclusively refute such allegation within a reasonable period of time, if at all, which could adversely affect our reputation, business, financial condition and operation results.

As the PRC consumer lending marketplace industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity may have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted general regulations and specific rules to develop a more transparent regulatory environment for the consumer lending marketplace industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.” Many companies in China’s consumer lending marketplace industry have not been fully compliant with these regulations, which has adversely impacted the reputation of China’s consumer lending marketplace industry as a whole. For instance, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the consumer lending marketplace industry in China in recent years. In June and July 2018, in response to tightening industry regulations and changing macro-economic conditions in China, there was an increase of news reports related to the difficulties, or even suspension of operation in some cases, encountered by certain individual lending marketplaces. Although the market exits of these companies may result in more healthy and stable development of the industry, to the extent borrowers or investors associate our company with these companies, our reputation may be similarly harmed and investor and borrower confidence on our marketplace may be adversely affected. Furthermore, misconduct by our employees, our offline cooperation partner, failures by us, our offline cooperation partner or our third-party service providers to meet expected standards and inability to completely protect borrower and investor confidential information and compliance failures and claims may also cause harm to our reputation and brand. Negative publicity about our offline cooperation partner can also affect our business and results of operations in a material manner if we rely on them or if borrowers and investors associate our Company with them.

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

Our business could also be adversely affected by the effects of COVID-19, Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Particularly, an outbreak of COVID-19 was first reported in Wuhan, Hubei Province, the PRC in late 2019 and continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, extended the Chinese New Year holiday, travel restrictions, mandatory quarantine requirements for individuals infected with or suspected of having COVID-19, prohibited residents from free travel, and postponed the resumption of business operations. Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. If the COVID-19 outbreak drags on for longer, it may affect the development of our current businesses. Private enterprises, especially the small and medium-sized enterprises, which may not have strong cash flows or be well capitalized, may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. They could start to encounter cash flow or operating difficulties, thus leading to a rise in unemployment and weakening the loan repayment ability of borrowers on our platform and the effectiveness of our loan collection efforts. The COVID-19 outbreak may also lead to the weakening of the consumer market and the decline in the spending power of the consumers. The slowing down of economic growth may also increase the overdue risk of the borrowers. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. We may take further actions as required by governmental authorities in China or that we determine are in the best interests of our employees, customers, and business partners. As a result of social distancing, travel bans and quarantine measures, access to our facilities, customers, management, support staff, and professional advisors has been limited, which in turn, will impact our operations, financial condition and demand for our services. However, the extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2020 cannot be reasonably estimated at this time and will depend on future developments, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our investors and borrowers for the foreseeable future, among others. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our business operations and adversely affect our results of operations. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

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

Our interim period results of operations, including operating revenues, expenses, the number of loans and other key performance indicators, may fluctuate significantly such that comparisons of our operating results period- on-period may not be meaningful. Results of any interim period cannot accurately indicate future performance. Fluctuations may be due to any number of variables, including some beyond our control, such as:

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

We provide investors with certain cash incentives to encourage greater participation in the loan products we facilitate on our online marketplace. We provide cash incentives to investors under our referral incentive program, as well as promotional incentive programs, from time to time. Upon the satisfaction of the terms and conditions under our referral incentive program or promotional incentive programs, investors can redeem their cash incentives for credit to be used on our online marketplace. We have experienced rapid growth in the number of investors, repeat investment and high transaction volume, partly attributable to our investor cash incentive program. The investor cash incentive program was intended to be a marketing tool to attract investors to commit to loan products, help us penetrate into the consumer lending business in our target market of medium-sized credit loans and increase the number of loan product transactions so as to allow us to benefit from increased transaction and service fees. However such cash incentives are accounted for as reduction of revenues, and are paid to the investor once the investment is paid before we are able to recoup the costs associated with these investor cash incentives. Our revenues may be reduced in periods where we have to issue an increasing amount of investor cash incentives, which may result in us incurring net losses and preventing us from achieving or maintaining profitability on a quarterly or annual basis. For a further description of our investor cash incentives, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Cash incentives to investors.”

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended March 31, 2019. Our management has concluded that our internal control over financial reporting was effective as of March 31, 2020. See “Item 15. Controls and Procedures.”

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

We had a net cash outflow from operating activities in 2020 and 2019.

To further diversify our business, on July 25, 2019, we entered into a business development agreement with a third-party vendor for the purpose of expanding our loan recommendation service in the consumer financing market. Due to changes in market dynamics, we and the third-party vendor terminated the business development agreement and executed an e-commerce technical service agreement in November 2019 with the intention of establishing an e-commence online trading marketplace. In connection with the original agreement and termination and subsequent service agreement (the “Transactions”), a deposit of approximately US$30.9 million was paid to the counterparty. The Transactions were reported to our Board afterwards in late November 2019. After reviewing the Transactions, our Board concluded that it is in the best interest for us to terminate the business cooperation with the vendor in order to avoid significant expenditures and reduce uncertainties associated with the related business development. In the meantime, an independent law firm was engaged by our Audit Committee to assess the independence of the counterparty in the Transactions. The law firm’s assessment report concluded that the counterparty in the Transactions is not related to us. Due to business disruption caused by COVID-19 pandemic, we, through a series of negotiations, finally entered into a termination agreement with the vendor on April 8, 2020. Pursuant to the settlement agreement, we terminated the Transactions with the vendor. For the deposit made by us, the vendor agreed to refund approximately US$15.5 million by May 2020 and the remaining balance shall be refunded on a monthly basis in the next two years with an annual interest charge of 2%. The repayment by the counterparty is guaranteed by a licensed guarantee company in the PRC with a registered capital of approximately US$142.9 million. As of March 31, 2020, we included approximately US$31.8 million in the other receivable in our consolidated balance sheet as of March 31, 2020. The third-party vendor has refunded approximately US$16.9 million as of the date of this annual report on Form 20-F.

We cannot assure you that we will always have net cash inflows and may experience negative cash flows from operating activities again in the future. Our future financial performance depends on, among other factors, our ability to continue to attract and retain borrowers and institutional funding partners, our service fee rates, loan volume on our platform, our operating expenses, the effectiveness of our credit risk management system, the accuracy of the borrower credit profile we compile, comparative interest and fee rates and loan policies of our institutional funding partners, the regulatory environment in China, market competition, and our ability to provide innovative financial services to better serve our institutional funding partners. Accordingly, you should not rely on the financial data of any past interim period or annual period as an indication of our future performance. We may not be able to achieve or sustain positive cash flow from operating activities and, if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs.

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

We cannot guarantee that economic conditions will remain favorable for our business or industry and that demand and supply for consumer loans such as those we primarily facilitate over our marketplace will continue to be met at current levels. If demand or supply reduces, or if the default rate increases, our growth and revenues will be negatively impacted.

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

Our operations, customer service, reputation and ability to attract new and retain borrowers and investors depend on the reliable and satisfactory performance of our technology and network infrastructure. Much of our system hardware is hosted in facilities located in Beijing that are partially owned by us and operated by our third-party vendors. If these third-party vendors fail to protect their and our systems in their facilities from any of the aforementioned disruptions and there is a lapse of service or damage to our system hardware, we may experience interruptions in our service and may have to incur extra costs for replacement of facilities.

Our relationships with borrowers and investors may be harmed if there is any interruption or delay in our service, whether caused by errors or natural or man-made disasters and problems. Our insurance policies may not be sufficient to adequately compensate us for the losses we sustained. We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate the loan products and services. Since we have had a limited operating history, our disaster recovery plan has not yet been tested in real-life circumstances, and we may not be able to fully recover all data and services lost and affected in the event of any natural or man-made disasters or events. Our business and operations may be negatively affected, as we are prevented from processing or posting payments on loans, servicing users in a timely manner and generally running our platforms and operating our online marketplace as usual. We may be subject to losses and liability and disappoint borrowers and investors who may be then deterred from using our online marketplace, causing a material adverse effect on our business, financial conditions and results of operations.

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

In this annual report on Form 20-F we have utilized data and information from external sources including various third parties comprising government sources and private entities such as industry consultant iResearch. Such external sources of statistical data include projections based on numerous assumptions. The consumer loans industry, especially the private consumption upgrade segment, and the overall credit industry, may not grow at the projected rate provided by these external sources, or at all. The performance of the overall industry and segment affects our business and market price of our ADSs, especially if they fail to grow at the projected rate. Further, the constantly evolving environment of the industry and market results in significant uncertainties, and the projections or estimates about the growth of the market in which we operate in should be considered in this context. If any of the assumptions underlying the market data prove to be incorrect, discrepancies between the projections and actual results may emerge.

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

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance, which established a cooperative framework among the parties for the production and exchange of audit documents relevant to investigations in the United States and the PRC. On inspection, it appears that the PCAOB continues to be in discussions with the mainland PRC regulators to permit inspections of audit firms that are registered with the PCAOB in relation to the audit of Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior executives in the SEC jointly released a public statement reiterating the significant risks involved in investing in emerging markets especially the risks of investing in China as it has grown to be the largest emerging market economy and the world’s second largest economy. The statement highlighted past SEC and PCAOB warnings on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally. However, it remains unclear what further actions the SEC and the PCAOB will take and its impact on Chinese companies listed in the U.S.

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

In June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act, or the EQUITABLE Act prescribes increased disclosure requirements for these issuers and, starting from 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S.945, the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements similar to those in the EQUITABLE Act for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities. If passed by the U.S. House of Representatives and signed by the U.S. President, the HFCA Act would also require public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures in their SEC filings. In addition, for issuers that remain on the SEC list for three consecutive years, the SEC would be required to prohibit the securities of these companies from being traded on a U.S. national securities exchange or in U.S. over-the-counter markets. Enactment of these proposed legislations or other efforts to increase U.S. regulatory access to audit information could cause investors’ uncertainty for affected issuers, including us, adversely affect the market price of our ADSs and result in prohibitions on the trading of our ADSs on U.S. national securities exchanges if we are unable to meet the requirements or PCAOB is unable to inspect our auditors for three consecutive years. It is unclear if these proposed legislations will be enacted.

On June 4, 2020, the U.S. President issued a memorandum directing the President’s Working Group on Financial Markets, or the PWG, which is chaired by the Secretary of the Treasury and includes the Chairman of the Board of Governors of the Federal Reserve System, the Chairman of the SEC and the Chairman of the Commodity Futures Trading Commission, to convene to discuss the risks faced by U.S. investors in Chinese companies and companies with significant operations in China that are listed on U.S. stock exchanges related to the Chinese government’s position on the inability of the PCAOB to conduct inspections of auditors in China. The memorandum also directs the PWG to submit to the President a report within 60 days with recommendations for actions (i) the U.S. executive branch may take to protect investors in U.S. financial markets from the failure of the Chinese government to allow PCAOB-registered audit firms to comply with U.S. securities laws and investor protections; (ii) the SEC or PCAOB should take, including inspection or enforcement actions, with respect to PCAOB-registered audit firms that fail to provide requested audit working papers or otherwise fail to comply with U.S. securities laws; and (iii) the SEC or any other U.S. federal agency or department should take as a means to protect U.S. investors in Chinese companies, or companies from other countries that do not comply with U.S. securities laws and investor protections, including initiating a notice of proposed rulemaking that would set new listing rules or governance safeguards. It remains uncertain on what recommendations the PWG may ultimately make. However, as with the proposed legislation described above, such recommendations could cause investors uncertainty for affected issuers, including us, adversely affect the market price of our ADSs and result in prohibitions on the trading of our ADSs on U.S. national securities, among other things.

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

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland PRC affiliates of the “Big Four” accounting firms (including the mainland PRC affiliate of our independent registered public accounting firm prior to December 6, 2019). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the PRC accounting firms, including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the PRC accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The PRC accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance would require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure, which, under its supervision and subject to its approval, requested that classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

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

Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States.

The relation between China and the United States is constantly changing. There was a “trade war” between the two countries in 2019 and tensions exist in other areas such as political, social and health issues, particularly recent disagreements in relation to the COVID-19 pandemic. In light of the recent tensions between China and the United States, there is a risk that our business, the offering and our listing status may be adversely affected by trade restrictions, sanctions and other policies that may be implemented. As we operate in China, any deterioration in political or trade relations might cause a public perception in the United States or elsewhere that might cause our services to become less attractive. The United States lawmakers have introduced several bills intended to protect American investments in Chinese companies. On June 4, 2020, the U.S. President Donald Trump issued PWG, criticizing China’s failure to uphold international commitment to transparency and calling for recommendations to protect U.S. investors from China’s failure to allow audits of U.S.-listed Chinese companies. PWG may impact U.S.-listed Chinese companies if strict compliance with audit requirements and U.S. law or new listing rules or governance standards were imposed. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, operating results and financial condition. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively operate our business in China. Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause investors to be unwilling to hold or buy our ADSs and consequently cause the trading price of our ADSs to decline.

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

Foreign ownership of Internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment, or the Catalog, promulgated in 2007, as amended in 2011, 2015 and 2017, respectively, and other applicable laws and regulations. We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our online consumer lending marketplace business in China through a series of contractual arrangements entered into among Hexin Yongheng, Hexin E-Commerce and the shareholders of Hexin E-Commerce. As a result of these contractual arrangements, we exert control over Hexin E-Commerce and consolidate its operating results in our financial statements under US GAAP. We operate our social e-commerce platform Xiaobai Maimai through a series of contractual arrangements entered into among Hexin Yongheng, Hexin Digital and Hexin Jinke, and obtained control over Hexin Digital. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.” Furthermore, to comply with PRC laws and regulations, we conduct our online microlending operations in China through a series of contractual arrangements entered into among Hexin Yongheng, Wusu Company and the shareholders of Wusu Company. As a result of these contractual arrangements, we exert control over Wusu Company and consolidate its operating results in our financial statements under US GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.”

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

We rely and expect to continue to rely on contractual arrangements with Hexin E-Commerce to operate the website of www.hexindai.com. For a description of these contractual arrangements, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.” We rely and expect to continue to rely on contractual arrangements with Wusu Company to operate our existing online microlending business already carried out before September 30, 2019, since when the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export. For a description of these contractual arrangements, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.” We rely and expect to continue to rely on contractual arrangements with Hexin Digital to operate our social e-commerce platform Xiaobai Maimai. These contractual arrangements may not be as effective as direct ownership in giving us full operational management and control over our consolidated variable interest entities. We cannot prevent Hexin E-Commerce, Wusu Company, Hexin Digital or their respective shareholders from breaching the contractual arrangements and failing to conduct its business operations properly, such as failing to maintain the website and online marketplace in a proper and timely manner, or misusing the domain names and trademarks or otherwise taking actions detrimental to our interests.

If we directly owned Hexin E-Commerce, Wusu Company or Hexin Digital, we could elect directors to the board and implement changes at the management and operational levels. Currently we only have contractual rights in relation to the performance and financial benefits of Hexin E-Commerce, Wusu Company and Hexin Digital’s operations. Shareholders of any of our variable interest entities may not always act in our best interests. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with any of our consolidated variable interest entities. Although we have the right to replace any shareholder of any of our consolidated variable interest entities under the contractual arrangement, if any shareholder of any of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements between the variable interest entities and Hexin Group, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.” Therefore, our contractual arrangements with our variable interest entities may not be as effective in protecting our interests as direct ownership and operational management would be.

Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements between the variable interest entities and Hexin Group, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.

If Hexin E-Commerce, Wusu Company, Hexin Digital or their respective shareholders decide to take actions that do not align with our interests and fail to deliver under our contractual arrangements, we may have to incur substantial costs and expend resources to enforce our contractual arrangements. We may have to resort to legal remedies such as seeking specific performance, injunctive relief and claiming damages, subject to the extent of their effectiveness under PRC laws and regulations. For example, if the shareholders of Hexin E-Commerce, Wusu Company or Hexin Digital refuse to respect our purchase option and decline to transfer their equity interest to us or our designee, or if they decide to otherwise act in bad faith, we may have no choice but to take legal action against them.

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

Our contractual arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital and their respective shareholders, as well as the cooperation agreement entered into among Hexin E-Commerce, Hexin Information and Hexin Financial Information, are governed by PRC laws and provide for arbitration in China as the primary method of dispute resolution. As such, our contracts will be interpreted according to PRC laws and regulations and the arbitration rules of China International Economic and Trade Arbitration Commission. The PRC legal system is less developed and is fraught with uncertainties, which may limit our ability to enforce our rights under the contractual arrangements. Further, there are limited precedents and formal guidance on the interpretation and enforcement of contractual arrangements with variable interest entities in the PRC. In relation to the certainty of arbitral awards in the context of legal action, the final outcome is uncertain. Under PRC law, the ruling of arbitrators is final and arbitration results cannot be appealed in court unless a competent court determines such ruling to be unenforceable or revokes it. If the losing party fails to carry out the arbitral award within the prescribed time limit, such arbitral award may only be enforced through arbitration award recognition proceedings in court, leading to additional expenses and delay. If we cannot enforce the contractual arrangements in relation to Hexin E-Commerce, Wusu Company or Hexin Digital, or the cooperation arrangement among Hexin E-Commerce, Hexin Information and Hexin Financial Information, or if we experience significant delay or obstacles in enforcing such arrangements, we may not be able to exert effective control over Hexin E-Commerce, Wusu Company or Hexin Digital such that our ability to conduct business and receive financial benefit from operations of Hexin E-Commerce, Wusu Company or Hexin Digital may be materially and adversely affected. See “—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

There may be conflicts of interest between shareholders of the variable interest entities and us, which may cause material and adverse effects to our business and financials.

The equity interests of Hexin E-Commerce are held by Mr. Xiaobo An, Mr. Xiaobin Zhai and Mr. Xiaoning An, our founders. The equity interests of Wusu Company are held by Mr. Ming Jia, Mr. Shiwei Wu and Hexin E-Commerce. The equity interests of Hexin Digital are held by Hexin Jinke. Hexin Information, incorporated in December 2015, and Hexin Financial Information, incorporated in April 2014, are both wholly-owned by Hexin Financial Technology as of the date of this annual report on Form 20-F. Mr. Xiaobo An is the sole executive director and beneficial owner of Hexin Financial Technology, and therefore controls each of Hexin Information and Hexin Financial Information. The interests of Mr. Xiaobo An, Mr. Xiaobin Zhai and Mr. Xiaoning An in Hexin E-Commerce, the interests of Mr. Xiaobo An in Hexin Financial Technology, the interests of Mr. Xiaobo An in Hexin Information and Hexin Financial Information, the interests of Mr. Ming Jia, Mr. Shiwei Wu and Hexin E-Commerce in Wusu Company, the interests of Mr. Xiaobo An in Hexin Digital, may, however, differ from the interests of our company as a whole. These shareholders may have conflicts of interest with our company, and may breach, or cause Hexin E-Commerce or Wusu Company, as the case may be, to breach, our contractual arrangements, such as preventing it to remit payment due to us on a timely basis, or cause Hexin Group to breach the cooperation arrangements such as preventing them from referring offline borrowers to us, or performing other acts of non-performance adverse to our interests. We cannot assure you that when such conflicts of interest arise, if any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor such that we may not be able to control our variable interest entities effectively and enjoy economic benefits under our contractual arrangements in relation to Hexin E-Commerce, Wusu Company and Hexin Digital the cooperation arrangements among Hexin E-Commerce, Hexin Information and Hexin Financial Information. In July 2020, Hexin E-Commerce has entered into a strategic cooperation agreement with a third party, where the third party will provide services to Hexin E-Commerce to help manage the loans and their repayment.

Under the exclusive option agreements entered into between us and each of the shareholders of Hexin E-Commerce, the exclusive option agreements entered into between us and each of the shareholders of Wusu Company and the exclusive option agreements entered into between us and Hexin Jinke, we have an option to purchase all their equity interests in the relevant variable interest entity to be held by us or our designee. Aside from the purchase option, we do not have any other arrangements or means to address potential conflicts of interest. If we cannot amicably resolve any conflicts of interest or disputes with the shareholders of Hexin E-Commerce or those of Wusu Company or Hexin Jinke, we would have to resort to lengthy and costly legal action and proceedings, which would disrupt our business operations and incur significant expenses. Meanwhile, our business and results of operations may be materially adversely affected.

Our contractual arrangements with the variable interest entities may be subject to additional taxes, which would adversely affect our financials and your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law, or EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements (i) between Hexin Yongheng, our wholly-owned subsidiary in China, Hexin E-Commerce, our consolidated variable interest entity in China, and the shareholders of Hexin E-Commerce,(ii) between Hexin Yongheng, Wusu Company, our consolidated variable interest entity in China, and the shareholders of Wusu Company and (iii) between Hexin Yongheng, Hexin Digital, our consolidated variable interest entity in China, and Hexin Jinke, the shareholder of Hexin Digital were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Hexin E-Commerce, Wusu Company or Hexin Digital’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Hexin E-Commerce, Wusu Company or Hexin Digital for PRC tax purposes, which could in turn increase its tax liabilities without reducing Hexin Yongheng’s tax expenses. In addition, if Hexin Yongheng requests the shareholders of Hexin E-Commerce, Wusu Company or Hexin Digital to transfer their equity interests in Hexin E-Commerce, Wusu Company or Hexin Digital at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Hexin Yongheng to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Hexin E-Commerce, Wusu Company or Hexin Digital for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the variable interest entities go bankrupt or becomes subject to a dissolution or liquidation proceeding we may not be able to recover or claim ownership over the assets and networks of the variable interest entities.

One of our variable interest entities, Hexin E-Commerce, holds assets material to our business operations, including the Internet information services license, or the ICP License, domain names and trademarks and software licenses. Another of our variable interest entities, Wusu Company, holds assets material to our online microlending business. Hexin Digital holds assets material to our social e-commerce business. Under our present contractual arrangements, Hexin E-Commerce, Wusu Company and Hexin Digital cannot, and their respective shareholders shall not cause Hexin E-Commerce, Wusu Company and Hexin Digital, respectively, to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the respective business without our prior consent. However, if the shareholders of either variable interest entity initiates liquidation proceedings in breach of our contractual arrangements, such that the variable interest entity undergoes voluntary or involuntary liquidation proceedings, or if it declares bankruptcy and all or part of its assets become subject to the claims of third party creditors, liens or are otherwise disposed of without our consent, we may not be able to continue our business operations, which would materially and adversely affect our financial conditions and results of operations.

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

In particular, PRC laws and regulations concerning the marketplace lending service industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations and avoid conducting any activities that may be deemed as illegal under the current applicable laws and regulations, the PRC government authority may promulgate new laws and regulations regulating the marketplace lending service industry in the future. See “—The laws and regulations governing the marketplace lending service industry and microlending companies in China are developing and evolving and subject to changes. If our practice is deemed to violate any PRC laws or regulations, our business, financial conditions and results of operations would be materially and adversely affected.” We cannot assure you that our practices would not be deemed to violate any PRC laws or regulations relating to illegal fund-raising, forming capital pools or the provision of credit enhancement services. Moreover, developments in the marketplace lending service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer lending marketplaces, which could materially and adversely affect our business and operations. Furthermore, we cannot rule out the possibility that the PRC government will institute a licensing regime covering our industry at some point in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

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

In November 2016, the China Banking Regulatory Commission, or the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance to the Administration of Filing and Registration of Online Lending Information Intermediaries, or the Guidance of Administration, which provides general filing rules for online lending intermediaries, and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. In December 2017, the Office of Leading Group on Special Rectification of Risks in the Online Lending, the regulator for administration and supervision on the nationwide online lending, or the Online Lending National Rectification Office, issued the Notice on Rectification and Inspection Acceptance of Risk of Online Lending, or Circular 57, which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. Circular 57, among other things, requires certain local governmental authorities to establish an inspection team to conduct risk rectification inspections on online lending information intermediaries within their jurisdictions. If an online lending information intermediary institution passes the inspection, the local governmental authorities shall complete its record-filing. Circular 57 also requires local governmental authorities to complete record-filings of online lending information intermediaries within its jurisdiction by the end of April 2018, except that the deadline for certain complicated cases may be postponed. We have submitted our P2P Compliance Self-Inspection Report to Beijing Municipal Bureau of Financial Work in accordance with Circular 57. It was also followed by an inspection by the Beijing Internet Finance Industry Association. In June 2019, Beijing Local Financial Supervision and Administration (formerly the Beijing Municipal Bureau of Financial Work) concluded its field inspection work of the Company. However, the financial regulatory authorities of Beijing are still in the process of formulating detailed implementation rules regarding the filing procedures and we have been permitted to submit filing applications as of the date of this annual report on Form 20-F. Therefore, the deadline for record-filing will be postponed. We cannot assure you when we will be able to submit our filing application and once submitted, whether such application will be accepted by the local financial regulatory authorities or any other competent regulatory authorities as relevant laws and regulations continue to develop and evolve. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

The Guidelines to Promote the Healthy Growth of Internet Finance published in 2015, or the Guidelines, require online lending platforms to use bank custodian accounts to hold lending capital, which is further emphasized in the Interim Measures for the Administration of Business Activities of Online Lending Information Intermediaries, or the Online Lending Information Intermediaries Measures, published by CBRC, MIIT, PBOC and other relevant government authorities on August 17, 2016. In addition, the Administrative Measures of Non-Bank Payments Institutions Network Payment Service, or the Administrative Measures, which became effective from July 1, 2016, prohibit payment institutions from opening payment accounts to engage in the lending business and also set ceilings for maximum deposits permitted into an account opened with a third-party payment agent. Negative publicity about us or third-party payment agents or the third-party payment marketplace finance industry in general may adversely affect investors’ or borrowers’ confidence and trust in the use of third-party payment agents to carry out payment functions in connection with the facilitation of loans on our online marketplace. On February 22, 2017, the CBRC released the Guidelines of the Operation of Depositing Online Lending Funds, or the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a custodian account with a qualified bank and depositing online lending funds. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.” To the extent our current arrangements with Jiangxi Bank are deemed to be not in compliance with the Guidelines, the Administrative Measures, the Online Lending Information Intermediaries Measures and the Guidelines of Depositing Lending Funds or if changes to these arrangements are required by future rules or regulations, including those proposed in the Guidelines of Depositing Lending Funds, a material change to our business model may be required, and our business may be materially and adversely impacted.

Our online marketplace, operated by our consolidated variable interest entity, Hexin E-Commerce, may be deemed to be providing (i) commercial Internet information services, which would require Hexin E-Commerce to obtain an ICP License (an ICP License is a value-added telecommunications business operating license required for the provision of commercial Internet information services), and (ii) domestic call center services, which would require Hexin E-Commerce to obtain a value-added telecommunications business operating license required for the provision of domestic call center services. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Value-Added Telecommunication Services.” Hexin E-Commerce, our PRC consolidated variable interest entity has obtained an ICP License as an Internet information provider. However, the Online Lending Information Intermediaries Measures require online lending information intermediaries to apply for telecommunication business operating licenses pursuant to the relevant provisions of the competent authorities of communications. As the detailed provision for such telecommunication business operating licenses has not been published, there is uncertainty as to which type of license is required for online lending information intermediaries. Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Hexin E-Commerce will be required to obtain a separate operating license in addition to the ICP License. Although we believe that not obtaining such separate license is in line with the current market practice, there can be no assurance that we will not be required to apply for an operating license for our mobile applications in the future. Hexin E-Commerce has not obtained a value-added telecommunications business operating license required for the provision of domestic call center services. According to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, those who conduct telecommunications business without a license shall be ordered by the relevant authorities to redress the violations and the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income may be imposed. If there is no illegal income or such income is lower than RMB50,000 (US$7,061), a penalty between RMB100,000 (US$14,123) to RMB1,000,000 (US$141,227) shall be imposed. In a serious case, the business shall be suspended.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MIIT in July 2006, prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license. Hexin E-Commerce owns the relevant domain names in connection with our value-added telecommunications business and has the necessary personnel to operate our website. Hexin E-Commerce also currently owns the ICP License and certain trademarks. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against such license holder, including revoking its ICP License. The current ICP License will expire on July 29, 2024 and requires an annual check and renewal. If Hexin E-Commerce fails to observe the requirements for annual renewal, our business may be affected.

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

Any violation of the Online Lending Information Intermediaries Measures by an Information Intermediary after they come into effect, may subject such Information Intermediary to certain penalties as determined by applicable laws, and regulations, or by relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,237).

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

In addition to the Guidelines and the Online Lending Information Intermediaries Measures, there are certain other rules, laws and regulations relevant or applicable to the online marketplace lending service industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. In November 2016, the CBRC, the MIIT and the Industry and Commerce Administration Department, jointly issued the Guidance of Administration, which provides the general filing rules for online lending intermediaries and authorizes local financial regulators to make detailed implementation rules regarding filing procedures according to their local practices. In December 2017, the Internet Finance National Rectification Office and the Online Lending National Rectification Office jointly issued Circular 141, outlining general requirements on the “cash loan” business conducted by online microlending companies, banking financial institutions and online lending information intermediaries. In December 2017, the Online Lending National Rectification Office issued Circular 57 which provides further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries. For more information see “ ¾ Risks Related to PRC Laws Regulating Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.” In May 2018, the Internet Finance National Rectification Office issued Letter 59, which provides further requirements on several matters in connection with the “cash loan” business, and violation of Letter 59 may result in penalties, including but not limited to suspension of operations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

On February 22, 2017, the CBRC released the Guidelines of Depositing Lending Funds, which provide detailed requirements for setting up a depository account with a qualified bank and depositing online lending funds. To the extent our current arrangements with Jiangxi Bank are deemed to be not in compliance with the Guidelines, the Administrative Measures, the Online Lending Information Intermediaries Measures and the Guidelines of Depositing Lending Funds or if changes to these arrangements are required by future rules or regulations, including those proposed in the Guidelines of Depositing Lending Funds, a material change to our business model may be required and our business may be materially and adversely impacted. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.” In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Guidelines on the Information Disclosure of Business Activities by Online Lending Information Intermediaries, or the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interview, warning letter, rectification, tainted integrity record, fines up to RMB30,000 (US$4,237), and criminal liabilities if the act constitutes a criminal offense. Since various detailed requirements of information disclosure are made by the Disclosure Guidelines, we may need to adjust or change our methods of information disclosure and content of information disclosed within the rectification period in order to fully comply with the Disclosure Guidelines. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending.”

To comply with existing rules, laws, regulations and governmental policies relating to the marketplace lending service industry, we have implemented various policies and procedures, which we believe set the best practice in the industry, including, without limitation, the following: (i) we do not use our own capital to invest in loans facilitated through our online marketplace; (ii) we do not commit to provide guarantees to investors under any agreement for the full return of loan principal and interest; (iii) we do not hold investors’ funds and funds loaned through our platform are deposited into and settled by a third-party custodian account managed by a qualified bank, Jiangxi Bank; (iv) we have obtained the ICP license as an Internet information provider from the relevant local counterpart of the Ministry of Industry and Information Technology in accordance with applicable laws; (v) we fully disclose on our website all relevant information to investors and borrowers, such as disclosure to borrowers regarding interest rates, payment schedule, service fees, and other charges and penalties; and (vi) we have been making a strong effort to maintain the security of our platform and the confidentiality of the information provided and utilized across our platform. However, due to the lack of detailed rules and the fact that the rules, laws and regulations are expected to continue to evolve in this emerging industry, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations.

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

The regulatory regime and practice with respect to online microlending companies are also evolving and subject to uncertainty. In November 2017, the Internet Finance National Rectification Office issued the Notice on the Immediate Suspension of Approvals for the Establishment of Online Microlending Companies, which suspends the approval of new online microlending companies. On December 1, 2017, the Internet Finance National Rectification Office and the Online Lending National Rectification Office jointly issued Circular 141, which also states that the approval of new online microlending companies has been suspended and further imposes measures to strengthen the regulation of online microlending companies. On December 8, 2017, the Online Lending National Rectification Office issued the Implementation Plan of Specific Rectification for Risks in Microlending Companies and Online Microlending Companies, or the Rectification Implementation Plans of Online Microlending Companies, which further details the requirements on online microlending companies. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Microlending.” Wusu Company, a subsidiary of Hexin E-Commerce, obtained an online microlending license from the relevant competent local authorities. However, the principal business scope of Wusu Company changed to trading, provision of technological promotion services and import and export on September 30, 2019, since then the online microlending license has ceased to be effective. We continue to operate our existing online microlending business already carried out before September 30, 2019. For the loans which were issued prior to the expiration of the license, we are entitled to the credit right over such loans until its maturity. In respect of the operation of the existing microlending business Wusu Company had already carried out before September 30, 2019, the relevant governmental authorities may continue to inspect, investigate and review the qualification and compliance of Wusu Company in accordance with the Rectification Implementation Plans of Online Microlending Companies. We cannot assure you that we would not be subject to any rectification requirements or administrative penalties due to any non-compliance.

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

In cooperation with Jiangxi Bank, we have adopted various policies and procedures, such as internal controls and “know-your-customer” procedures, for anti-money laundering purposes. In addition, we rely on Jiangxi Bank and may in the future, rely on other third-party service providers, in particular the custody banks and payment agents that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. Custody banks and payment agents are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service provides fail to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations. Any negative perception of the industry, such as that arises from any failure of other consumer lending marketplaces to detect or prevent money laundering activities, even if factually incorrect or based on isolated incidents, could compromise our image or undermine the trust and credibility we have established.

The Guidelines jointly released by ten PRC regulatory agencies in July 2015 purport, among other things, to require Internet finance service providers, including online lending platforms, to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters. The Online Lending Information Intermediaries Measures jointly issued by four PRC regulatory agencies in August 2016 require the online lending information intermediaries, among other things, to comply with certain anti-money laundering obligations, including verifying customer identification, reporting suspicious transactions and preserving customer information and transaction records. The Custodian Guidelines issued by PBOC in February 2017 require the online lending platforms to set up custody accounts with commercial banks and comply with the anti -money laundering requirements of the relevant commercial banks. On October 11, 2018, the PBOC, the China Banking and Insurance Regulatory Commission, or the CBIRC and the CSRC, jointly promulgated the Administrative Measures for Anti-money Laundering and Counter-terrorism Financing by Internet Finance Service Agencies (for Trial Implementation), effective as of January 1, 2019, which specify the anti-money laundering obligations of internet finance service agencies and regulate that the internet finance service agencies shall (i) adopt continuous customer identification measures; (ii) implement the system for reporting large-value or suspicious transactions; (iii) conduct real-time monitoring of the lists of terrorist organizations and terrorists; and (iv) properly keep the information, data and materials such as customer identification and transaction reports, etc. We cannot assure you that the anti-money laundering policies and procedures we have adopted will be effective in protecting our marketplace from being exploited for money laundering purposes or will be deemed to be in compliance with applicable anti-money laundering implementing rules if and when adopted.

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

Any loans to our PRC subsidiary, which are treated as foreign-invested enterprises under PRC laws, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our PRC subsidiary to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. According to the Interim Measures on the Management of Foreign Debts promulgated by SAFE, the Ministry of Finance and the National Development and Reform Commission , or the NDRC, on January 8, 2003, the statutory limit for the total amount of foreign debts of a foreign-invested company is the difference between the amount of total investment as approved by the MOC or its local counterpart and the amount of registered capital of such foreign-invested company, or two times of the net assets provided in the latest audited financial report of such PRC subsidiary, as applicable. According to the Circular of the People’s Bank of China on Matters relating to the Comprehensive Macro-prudential Management of Cross-border Financing issued by the People’s Bank of China in January 2017, or Circular 9, and Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing in March 2020, or Circular 64, the maximum amounts of foreign debt that each company may borrow is determined by reference to its so-called risk-weighted balance of cross-border financing, which may not exceed two times its net assets as indicated in its latest audited financial report. The risk-weighted balance of cross-border financing of a company is calculated based on its outstanding amounts of Renminbi and foreign currency cross-border debt, multiplied by risk conversion factors corresponding to their respective remaining terms, loan categories and currency. However, for a one-year grace period starting from January 11, 2017, a foreign-invested company such as our PRC subsidiaries may elect to determine the maximum amount of its foreign debt in according with the rules in effect prior to Circular 9, or to comply with Circular 9. On the other hand, PRC domestic companies such as our consolidated variable interest entities must comply with Circular 9. Moreover, according to Notice of the National Development and Reform Commission on Promoting the Administrative Reform of the Recordation and Registration System for Enterprises’ Issuance of Foreign Debts issued by the NDRC in September 2015, any loans we extend to our consolidated variable interest entities or other PRC operating companies that are domestic PRC entities for more than one year must be filed with the NDRC or its local counterpart and must also be registered with SAFE or its local branches.

We may also decide to finance our PRC subsidiary by means of capital contributions. These capital contributions must be approved by the MOC or its local counterpart. In addition, SAFE issued a circular in September 2008, SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, may not be used for equity investments within the PRC. Although on July 4, 2014, the SAFE issued the Circular of the SAFE on Relevant Issues Concerning the Pilot Reform in Certain Areas of the Administrative Method of the Conversion of Foreign Exchange Funds by Foreign-invested Enterprises, or SAFE Circular 36, which launched a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises in certain designated areas from August 4, 2014 and some of the restrictions under SAFE Circular 142 will not apply to the settlement of the foreign exchange capitals of the foreign-invested enterprises established within the designate areas and such enterprises mainly engaging in investment are allowed to use its RMB capital converted from foreign exchange capitals to make equity investment, our PRC subsidiary is not established within the designated areas. On March 30, 2015, SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 came into force and replaced both Circular 142 and Circular 36 on June 1, 2015. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. On June 9, 2016, the SAFE promulgated Circular 16, which expands the application scope from only the capital of the foreign-invested enterprises to the capital, the foreign debt funds and the funds from oversea public offerings. Also, Circular 16 allows enterprises to use their foreign exchange capitals under their capital account as stipulated by the relevant laws and regulations. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investments. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using capital funds, subject to the authenticity and compliance with the regulations of such domestic investment projects (including, among others, the compliance of special administrative measures for access of foreign investments (negative list)). If our consolidated variable interest entities need financial support from us or our wholly owned subsidiaries in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our consolidated variable interest entities’ operations will be subject to statutory limits and restrictions, including those described above.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Beginning in the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China until August 2017 when the RMB started to appreciate against the U.S. dollar. In 2017, the value of the RMB appreciated by approximately 6.71% against the U.S. dollar; and in 2018, the RMB depreciated by approximately 5.7% against the U.S. dollar. In 2019, the value of the RMB further depreciated by approximately 1.3% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange - Regulations on Stock Incentive Plans.”

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

The trading price of our ADSs has ranged from US$0.42 to US$3.88 per ADS in 2019. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

Our annual dividend policy is subject to change at any time at the discretion of our board of directors, and our board of directors has complete discretion as to whether to distribute dividends in the future. If our board of directors decides to continue to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. As such, the amount of dividends that you will receive is subject to change. In addition, there can be no assurance that we will not adjust our dividend policy in the future. Accordingly, you should not rely on an investment in our ADSs as a source for any future dividend income, and the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 48,818,340 ordinary shares outstanding. Among these shares, 12,522,887 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2020 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC for the current and any subsequent taxable years. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2021 or any future taxable year.

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

As of the date of this annual report on Form 20-F, our executive officers and directors (including Mr. Xiaobo An, our founder and chairman) beneficially own approximately 31,980,800 ordinary shares, or approximately 60.96% of our outstanding ordinary shares. As a result, they could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, election of directors and other significant corporate actions. In cases where their interests are aligned and they vote together, these shareholders will also have the power to prevent or cause a change in control. Without the consent of some or all of these shareholders, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, our directors and officers could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of our largest shareholders may differ from the interests of our other shareholders. The concentration in ownership of our ordinary shares may cause a material decline in the value of our ADSs. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Hexin E-Commerce Co., Ltd, or Hexin E-Commerce, was established in China in March 2014. Mr. Xiaobo An, Mr. Xiaoning An and Mr. Xiaobin Zhai are the shareholders of Hexin E-Commerce, owning 94.99%, 0.01% and 5.00% of the equity interests in Hexin E-Commerce, respectively, as of the date of this annual report on Form 20-F. We obtained control and became the primary beneficiary of Hexin E-Commerce in November 2016 by entering into a series of contractual arrangements with Hexin E-Commerce and its shareholders. See “—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.” We currently conduct our online consumer lending marketplace business in China through Hexin Yongheng and Hexin E-Commerce.

In August 2017, we established Wusu Company for an online microlending business. Since September 30, 2019, the principal business of Wusu Company has been changed to trading, provision of technological promotion services and import and export. Hexin E-Commerce, Mr. Ming Jia and Mr. Shiwei Wu are the shareholders of Wusu Company, owning 94.0%, 5.0% and 1.0% of the equity interests in Wusu Company, respectively, as of the date of this annual report on Form 20-F. We obtained control and became the primary beneficiary of Wusu Company in January 2018 by entering into a series of contractual arrangements with Wusu Company and its shareholders. See “—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.” We currently conduct our trading business, including the sales of computers and daily necessities, and provision of technological promotion services, primarily through Wusu Company.

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

In December 2018, we established Trust 1 with the Trust Company as part of our strategy to diversify the funding sources. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, the Trust Company facilitates personal credit loans through Trust 1 for an initial aggregate principal amount of RMB300 million (US$42.4 million) to borrowers under the loan assistance program referred by us.

In March 2019, we completed the acquisition of a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd ., operator of one of China’s leading peer-to-peer lending platforms and a wholly-owned subsidiary of Phoenix Financial Group Ltd., which was unrelated to the Company, for a total consideration of approximately US$29 million.

Hexin Digital was established on September 9, 2017, with the provision of technology consultancy and technological services as its principal business. On August 1, 2019, Hexin Digital was acquired by Hexin Jinke from an independent third party, and Hexin Digital had minimal activities before being acquired by us. We obtained control and became the primary beneficiary of Hexin Digital in August 2019 by entering into a series of contractual arrangements with Hexin Digital and Hexin Jinke. Hexin Digital is 100% owned by Hexin Jinke. Hexin Digital holds the requisite licenses necessary to conduct our online marketplace business which is subject to restrictions under current PRC laws and regulations. We operate our newly launched social e-commerce platform Xiaobai Maimai through Hexin Digital.

As of the date of this annual report on Form 20-F, Hexin E-Commerce has four branches and three subsidiaries. These branches and subsidiaries provide consultancy services for and IT support to Hexin E-Commerce.

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

B.                                    Business Overview

We are a mobile e-commerce and consumer lending platform in China. We facilitate credit loans ranging from RMB1,500 (US$212) to RMB200,000 (US$28,245), with a primary focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$2,825) to RMB160,000 (US$22,596) to borrowers on our online marketplace. We offer borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. We offer investors various types of investment products with appropriate risk levels and risk-adjusted returns. In August 2017, we established our online microlending business, which offers loans ranging from RMB0.1 million (US$14,123) to RMB6.0 million (US$0.8 million) to microlending borrowers with terms of 12 to 36 months on a lower APR than that of our credit loans. Considering the regulatory environment and its impact on the online lending information intermediaries, we have ceased to offer new loans for online investors’ subscription since November 2019. We are still in the process of applying for an online microcredit company license in China and refining our business model to identify business opportunities that could complement our existing businesses.

In May 2020, we launched Xiaobai Maimai, a new form of social e-commerce mobile platform offering high-quality and affordable branded products. Xiaobai Maimai will leverage its cooperation with major domestic e-commerce platforms and services marketplaces as part of its integrated buyer resources to select and source goods and services, and rewards users with a small commission for every purchase, share or recommendation of a product made to friends. As of July 31, 2020, Xiaobai Maimai had approximately 160,000 active consumer accounts (an active customer account refers to a customer account that has made at least one purchase) since its launch. In August 2020, Xiaobai Maimai launched its upgraded version and offers a wider variety of high-quality products covering food and beverage, wine and cigarettes, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On the shopping application, consumers can easily compare these superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for consumers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the application.  According to iResearch, the social e-commerce industry is rapidly growing, in which social e-commerce only accounted for 0.1% of the overall online shopping market in 2015, but increased to 7.8% in 2018. Further, the industry size of the new form of social e-commerce industry in China was approximately RMB84.2 billion (US$11.9 billion) in 2018, and is expected to grow to RMB564.4 billion (US$79.7 billion) in 2021. Through social media sharing, consumers who do not have a plan to spend money, tend to become interested in a product, and could be easily triggered with an urge to spend. Further, in cases where a product is recommended to a user, such user would already have targeted a particular product when the need to spend arises, thus enhancing the purchasing efficiency. Such social e-commerce model is designed to benefit customers with commissions for shopping and sharing products and help reduce our marketing expenses, which will position us to further drive the transformation of business and support sustainable growth going forward. Xiaobai Maimai has started, and will continue, its cooperation with mainstream online platforms in China. Under the cooperation, Xiaobai Maimai provides hyperlinks to the mainstream platforms. Sales promotions, such as coupons, discounts or rebates, are available to purchases if entries to the mainstream platforms are through Xiaobai Maimai. We operate our newly launched social e-commerce platform Xiaobai Maimai through our VIE Hexin Digital. Since 2020, Hexin Digital has been a standing committee member of the Social E-commerce Branch of the China Association of Trade in Services, the sole national non-profit organization for trade in services in China.

In June 2020, we connected our credit business assets database and begun sharing credit data with the PBOC Credit Reference Center, the central bank’s directly administered credit information agency. The connection to the Credit Reference Center will help to increase penalties for credit defaulters, expanded the crack down on malicious defaults, and strengthened investor protection.

Our Borrowers

Borrower Profile and Demographics

We target the growing consumption demand of the emerging middle class in China. This segment of the Chinese population is demonstrating growing consumption demands for premium goods and services in pursuit of an upgraded lifestyle and is spending more money on discretionary products and services.

In the fiscal year ended March 31, 2020, our online borrowers consisted of 73.7% male and 26.3% female, 77.1% married, 74.8% having received higher education and 8.8% with real property. In the fiscal year ended March 31, 2020, most of our loans were used by online borrowers for consumption upgrade purposes, with approximately 34.8% used for goods and services such as luxury goods, travel, cosmetic surgery, continuing education and home decoration.

Borrower Acquisition

We utilize online and offline channels to acquire borrowers, combining both an online platform and the extensive offline networks of our offline cooperation partner, Hexin Group, which is beneficially owned by our controlling shareholder. In the fiscal year ended March 31, 2020, we facilitated loans to 31,002 borrowers with a total amount of loans of RMB303.5 million (US$42.9 million), compared to 84,891 borrowers with a total amount of loans of RMB3,788.2 million (US$535.0 million) in the fiscal year ended March 31, 2019. From inception of our business to March 31, 2020, we had a total of 258,956 borrowers, cumulatively.

The decline in the number of borrowers in the fiscal year ended March 31, 2020 was primarily due to our application of stricter internal control since the third quarter of the fiscal year ended March 31, 2019 and our cessation to offer new loans for online investors’ subscription since November 2019 as a response to tightened industry regulation levying heightened requirements on consumer lending marketplaces, including requirements on the qualification, operation model, information disclosure and custody accounts practice. See “—Compliance Initiatives.”

We acquire borrowers directly through our online marketplace, which offers various types of tailored credit loan products. For more information regarding our products, see “—Our Products and Services.” We also acquire borrowers through referrals from our offline cooperation partner’s extensive nationwide on-the-ground sales network in China as part of our contractual arrangements with Hexin Group. Under the contractual arrangements, Hexin Group refers offline borrowers to us for our loan products, and we then offer our online loan facilitation services to these offline borrowers. Upon successful facilitation and execution of a loan, the offline borrower will enter into an agreement and pay a consultation services fee directly to Hexin Group. The borrower will also enter into a separate loan agreement and platform service agreement with us. Hexin Group carries out the initial stage of the risk management process through conducting physical interviews, document collection and data processing as part of their services provided to all referred borrowers. In the fiscal year ended March 31, 2020, the total amount of loans to borrowers acquired through our offline channels constituted 80.9% of the total amount of loans we facilitated, compared to 88.7% and 76.9% for the fiscal year ended March 31, 2018 and 2019, respectively. Our cooperation partner receives consultation fees from borrowers whereas we independently receive loan facilitation or management service fees from borrowers. During the course of the facilitation of a loan, we do not receive any fees from our cooperation partner, and vice versa. For more information regarding our contractual arrangements with Hexin Group, see “—C. Organizational Structure—Our Relationship with Hexin Group.”

We utilize sales and distribution channels to attract new borrowers. We also utilize traffic acquisition and online marketing channels, including (1) application stores on various mobile platforms to distribute applications, (2) search engines, and (3) cost per sale channels.

Our Investors

Investor Profile and Demographics

We welcome all investors domiciled in China to participate in the investment opportunities provided on our marketplace. Currently, we focus our efforts on attracting individual investors. This large and rapidly growing sector of Chinese individual investors is currently underserved by traditional investment products in China. The annualized investment return on our marketplace for the fiscal year ended March 31, 2020 ranged from 5.5% to 11.5%, which was higher than those of traditional investment products, including bank deposits, bonds and wealth management products. In the future, we plan to expand and diversify our investor base from our current focus on individual investors to also include institutional investors, such as banks, trust funds and other institutional investors, as well as more high-net-worth individuals who may invest larger amounts of funds. Considering the regulatory environment and its impact on the online lending information intermediaries, we have ceased to offer new loans for online investors’ subscription since November 2019.

In the fiscal year ended March 31, 2020, our investors profile consisted of 53.9% male and 46.1% female. In terms of age groups, 21.2% of our investors were in their 20’s, 32.1% in their 30’s, 19.6% in their 40’s, 15.8% in their 50’s, and 11.3% in other age groups.

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

Since inception to March 31, 2020, the aggregate investment return gained by investors was RMB1,470.8 million (US$207.7 million). In the fiscal year ended March 31, 2020, 27,234 investors made investments on our marketplace, with a total amount of investment of RMB969.1 million (US$136.9 million), compared to 118,247 investors with a total amount of investment of RMB5,888.9 million (US$831.7 million) in the fiscal year ended March 31, 2019. In the fiscal years ended March 31, 2019 and 2020, the average amounts invested by each investor were RMB49,802 (US$7,033) and RMB71,874 (US$10,151), respectively.

The decline in the number of investors and the average investment amounts in the fiscal year ended March 31, 2020 was primarily due to the turmoil experienced by China’s consumer credit and marketplace lending industry as a result of tightened industry regulation since the second quarter of the fiscal year ended March 31, 2019 and our cessation to offer new loans for online investors’ subscription since November 2019. Some consumer lending marketplaces were suspended or shut down due to their failure to meet the heightened requirements imposed by PRC regulatory authorities, including requirements on the qualification, operation model, information disclosure and custody accounts practice. Due to this development, investor sentiment has been low across the market, resulting in a reduction in the amount of investment on our platform.

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

From inception of our business to March 31, 2020, we had a total of 306,171 investors, cumulatively. As of March 31, 2020, 50.6% of investors who invested for the first time on our marketplace from our inception on March 31, 2015 have invested more than once on our marketplace; 74.3%, 46.7%, 54.3%, 35.3% and 24.7% of investors who invested for the first time on our marketplace during the fiscal years ended March 31, 2016, 2017, 2018, 2019 and 2020, respectively, have invested more than once on our marketplace. We believe the repeat investor rate illustrates the degree of customer loyalty of our investors. Furthermore, we have introduced a referral incentive program offering a cash reward to an existing investor upon each successful referral of a new investor, and upon the new investor’s subsequent successful referral of another new investor. For the fiscal years ended March 31, 2019 and 2020, referred investors contributed to approximately 36.4% and 7.3%, respectively, of the total amount of funds invested.

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

Our Products and Services

Products and Services to Borrowers

We facilitate credit loans ranging from RMB1,500 (US$212) to RMB200,000 (US$28,245), with a primary focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$2,825) to RMB160,000 (US$22,596) to borrowers on our online marketplace. Prior to the third quarter of the fiscal year ended March 31, 2018, our loan products can be generally categorized as credit loans and secured loans, depending on whether the borrower provided security for the loan. The secured loans on our online marketplace are designed to meet the needs of borrowers who need short-term loans of medium to large amounts, whereas the credit loans are designed to address the consumption needs of borrowers who need long-term loans of small to medium amounts. Each loan product is differentiated primarily by five parameters: (i) the amount of the loan principal; (ii) the duration of the loan; (iii) the APR (as described below); (iv) the mode and frequency of repayment; and (v) the use of the loan proceeds. As part of our business strategy, we had shifted our focus from secured loans to credit loans due to the higher gross billing ratio of credit loans. As a result, we ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of the fiscal year ended March 31, 2018. For the fiscal year ended March 31, 2019 and 2020, all of the loans facilitated on our marketplace were credit loans.

Borrowers are charged based on an annual percentage rate, or APR, which is expressed as a single percentage number that represents the actual annualized cost of borrowing over the term of a loan. The APR comprises (i) a nominal interest rate that borrowers pay investors, and (ii) a loan facilitation or loan management service fee that we charge for our services. For the fiscal year ended March 31, 2020, the average APR of our credit loan was 30.2%, and the annualized nominal interest rate ranged from 5.5% to 11.5%. The loan facilitation or loan management service fee we charge for our loan facilitation and other services is based on a percentage of the loan amount. The average gross billing ratio was 19.2% for the fiscal year ended March 31, 2020.

Borrowers can access our marketplace through multiple channels, including Internet, mobile applications, and social media, and through the online platforms with which we cooperate. These channels, including our website and mobile application, allow borrowers to conveniently monitor the status of their loans online, including relevant information such as payment schedules.

Medium-sized Credit Loans

Credit loans are unsecured loans that can be used to make various consumer purchases, with higher APR and allowing borrowers to make repayments over a longer period of time, compared to secured loans which are short term loans. We primarily facilitate medium-sized credit loans in amounts ranging from RMB20,000 (US$2,825) to RMB160,000 (US$22,596) with terms of typically 12 months to 36 months. Borrowers usually repay by equal loan payments fully amortized and pay loan facilitation fees to us on the day when the loan proceeds are released to them or monthly over the term of the loans. The total amount of credit loans we facilitated on our marketplace experienced significant decrease in the fiscal year ended March 31, 2020, representing a decrease of 92.0% from RMB3,788.2 million (US$535.0 million) in the fiscal year ended March 31, 2019 to RMB303.5 million (US$42.9 million) in the fiscal year ended March 31, 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If our brand reputation is harmed in any way, including any allegation or negative publicity about us, our offline cooperation partner, third-party providers and the overall industry, in particular in relation to any misconduct, errors and system failure, our business and operating results may be materially and adversely affected.” and “—Regulation—Regulations Relating to Online Consumer Lending.” for more information.

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

Microfinancing Loans

Microfinancing loans are small-sized and short-term credit loans offered in amounts ranging from RMB1,500 (US$212) to RMB20,000 (US$2,825) with terms of typically two to 12 months. We began offering microfinancing loans in January 2019, which target borrowers with a lower average income level than those of medium-sized credit loans. Due to the small size and short terms of these microfinancing loans, we deploy an automatic system similar to that of our medium-sized credit loans to conduct verification, make assessment and grant approvals. The total amount of microfinancing loans we facilitated on our marketplace in the fiscal year ended March 31, 2020 was RMB55.8 million (US$7.9 million).

Secured Loans

Secured loans are loans requiring collateral, normally in larger loan amounts, lower APR and offered to borrowers who generally have greater liquidity and capital needs. Prior to the third quarter of the fiscal year ended March 31, 2018, we offered secured loans in amounts ranging from RMB0.2 million (US$28,245) to RMB8.0 million (US$1.1 million) with terms of generally one to nine months. As part of our business strategy, we have shifted our focus from secured loans to credit loans due to the higher gross billing ratio of credit loans. As a result, we ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of the fiscal year ended March 31, 2018.

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

The minimum investment in an Intelligent Choice is RMB1,000 (US$141), which may be increased in increments of RMB1,000 (US$141). For the fiscal year ended March 31, 2020, the annualized rates of return to investors for portfolio investments, including Wallets products, ranged between 5.5% and 11.5%, depending on the duration of the committed investment and the different terms and conditions of the respective loan products. We do not, however, guarantee any minimum return to investors. For the fiscal year ended March 31, 2020, 100% of funds invested by investors through our marketplace were invested utilizing portfolio investment products.

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

The minimum threshold for a lending commitment made through individual investment is RMB50 (US$7.1). For the fiscal year ended March 31, 2020, the annualized rates of return offered to an investor for individual investments ranged between 5.5% and 11.5%, depending on the duration, terms and conditions of the respective loan products. We do not, however, guarantee any minimum return to investors.

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

Stage 1:       Application

A n online borrower applicant must fill out an application form online, and an offline borrower applicant must make a physical visit to one of the branches of Hexin Group to provide certain information, including, among others, PRC identity card information, proof of monthly income and a credit report from the PBOC, as well as the desired loan amount and term of the loan product, and undergo an interview with the staff at such branch. Depending on the borrower’s eligibility for different loan products, different additional documentation will be required, such as proof of provident fund payments. At the initial stage, the branch officer will determine if the borrower applicant qualifies under our specific requirements for each loan product and may reject the application, or process it by making an electronic file of the borrower’s application and other relevant information.

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

Stage 4:       Approval, Listing and Funding

Upon our approval of a loan application, in-person interviews are conducted with the successful borrower applicant. It is possible that if we discover certain additional information during such in-person interview, we decide to not move forward with the borrower applicant. If we move forward with the borrower applicant, offline borrower applicant signs a consultation service agreement with Hexin Group and a separate platform services agreement with us, and online borrower applicant signs only a platform services agreement with us. A loan agreement will also be entered into among the approved borrower, the investor and us as the facilitator of the loan. The borrower also enters into a guarantee agreement with Zhengxuan Guarantee which specifies the guarantee coverage for his or her loan. In the fiscal years ended March 31, 2019 and 2020, approximately 13.8% and 19.2% of all applications for medium-sized credit loans and the loan assistance program submitted were approved, respectively.

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

All custody accounts are managed by Jiangxi Bank, and we do not have the ability to move the funds therein. See “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—If we cannot continue to maintain relationships with third-party service providers, in particular third-party payment agents, our consumer lending business may suffer and we cannot assure our current arrangements with Jiangxi Bank are deemed to be in compliance with regulatory requirement.”

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

Microlending

In August 2017, we began operating our online microlending business by directly originating microlending loans to microlending borrowers through Wusu Company, which operates with a registered capital of RMB200 million (US$28.2 million) to originate loans with a loan receivable balance of RMB180 million (US$25.4 million) as of March 31, 2018. Registered in Wusu City, Xinjiang Province, the online microlending business operates nationwide and exclusively uses online customer acquisition channels. Wusu Company’s registered capital was increased to RMB500 million (US$70.6 million) in September 2018, with a loan receivable balance of RMB512.1 million (US$76.3 million) and RMB279.3 million (US$39.5 million) as of March 31, 2019 and 2020.  The excess of the loan receivable balance over the registered capital mainly derives from microlending loans originated using interest income generated from the operation of Wusu Company’s microlending business. We have ceased to develop new microlending business opportunities as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019.

While leveraging on our existing risk management capabilities, the microlending business focuses on originating larger-sized consumer loans ranging from RMB0.1 million (US$14,123) to RMB6.0 million (US$0.8 million) with terms of 12 to 36 months on a lower APR than that of our credit loans. Depending on the terms of the microlending loans, microlending borrowers may repay equal installments of principal and interest on a monthly basis, or they may repay only interest on a monthly as-accrued basis and principal upon maturity. Wusu Company uses the interest income generated from the operation of its microlending business to further originate loans.

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

The total amount of microlending loans we originated in the fiscal year ended March 31, 2020 was RMB0.5 million (US$0.1 million), representing a decrease of 99.9% from RMB828.0 million (US$116.9 million) in the fiscal year ended March 31, 2019. This is primarily due to the ceasation of new microlending businesses as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019. The interest rate we charged our microlending borrowers in the fiscal year ended March 31, 2020 was 6%.

Loan Assistance Program

As part of our strategy to diversify and expand our funding sources from individuals to institutional investors, we entered into a cooperation agreement with a financial services provider in China, or the Funding Partner in November 2018. Under the cooperation arrangement, we will assess borrowers under the loan assistance program by leveraging our advanced risk management and credit assessment capabilities before referring them to the Funding Partner, who will facilitate the loans through a trust fund with an initial aggregate principal amount of RMB30 million (US$4.2 million). We will generate loan recommendation revenues payable by the Funding Partner for assisting in the loan facilitation process, including referrals and the assessment of the credit worthiness of borrowers under the loan assistance program. As of March 31, 2019, the Funding Partner has distributed all of the initial aggregate principal amount.

In December 2018, we established Trust 1 with the Trust Company as part of our strategy to diversify the funding sources. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, the Trust Company facilitates personal credit loans through Trust 1 for an initial aggregate principal amount of RMB300 million (US$42.4 million) to borrowers under the loan assistance program referred by us. The initial term of the agreement is five years. We receive service fee revenues from the Trust Company for borrower referral under the loan assistance program, credit assessment services, and assistance in the loan facilitation process. As of March 31, 2020, Trust 1 had facilitated loans of RMB42.3 million (US$6.0 million).

Business Expansion and Cooperation

On August 9, 2018, we acquired a 19.99% equity stake in Musketeer Group Inc., an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. This acquisition fits with our larger strategy to explore overseas opportunities by leveraging our extensive experience and expertise in new high-growth markets. In August 2019, Musketeer Group Inc. completed registration for its P2P lending platform, PT Technology Indonesia Sentosa, with the Indonesian Financial Services Authority (OJK).

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

In March 2019, we completed the acquisition of a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd ., operator of one of China’s leading peer-to-peer lending platforms and a wholly-owned subsidiary of Phoenix Financial Group Ltd., for a total consideration of approximately US$29 million. We expect this cooperation to expand our consumer credit loan business and enhance our big data-driven risk management systems to create synergies.

In June 2020, we connected our credit business assets database and begun sharing credit data with the PBOC Credit Reference Center, the central bank’s directly administered credit information agency. The connection to the Credit Reference Center will help to increase penalties for credit defaulters, expanded the crack down on malicious defaults, and strengthened investor protection.

Third-Party Payment Agent

We provide a secure portal for both borrowers and investors to access an independent online banking platform for the payment, settlement and clearing of the proceeds of the loans. On April 13, 2018, we renewed our payment settlement service cooperation agreement with Jiangxi Bank, a national commercial bank in the PRC, for fund management, payment, settlement and clearing services. The agreement was automatically renewed for the period from January 1, 2019 to January 1, 2020 and from January 1, 2020 to January 1, 2021, and can be automatically renewed for successive one-year periods provided that (i) neither Jiangxi Bank nor us notifies the other party in writing about its intention not to renew within one month after the expiration of any one-year period; and (ii) our operation and qualification remain in compliance with the agreement and Jiangxi Bank’s requirements. Under the renewed agreement, all funds from borrowers and investors are managed by Jiangxi Bank to ensure security and compliance with the relevant PRC laws and regulations. Each investor maintains a separate custody account with Jiangxi Bank so that each investor’s capital, repayments and interests are securely maintained, separate from our Company’s and the borrowers’ accounts. Jiangxi Bank administers payments among borrowers, investors and us and performs the related clearing and fund settlement actions associated with these payments. Wiring instructions, repayment and interest settlement on borrowers’ and investors’ accounts are highly automated. We have established a check-and-balance system to ensure that all payments, transfers and deposits made by the third-party payment agents are checked numerous times prior to the transmission of any funds to avoid errors. In choosing the third-party payment agent, we take into consideration numerous criteria, including network infrastructure, security measures, reliability, information technology capabilities and experience.

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

Our Technology and Risk Management System

The credit reporting infrastructure in China is relatively undeveloped, and China lacks a nationwide comprehensive credit information system. According to iResearch, in 2018, 29% of China’s population was not included in the credit reference center of the PBOC. As such, we have developed our own risk management system to ensure that the loan products available on our online marketplace are of high quality and also accurately reflect credit risks. Our risk management team consists of six members as of March 31, 2020. We have more than ten years of knowhow and expertise on risk management.

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

Credit Score	Grade	Minimum borrower qualification standard
230 or above	A—Premium	High creditworthiness and stable income
199 – 229	B—Good	Relatively high creditworthiness and stable income
167 – 198	C—Average	Average creditworthiness and stable income
125 – 166	D—Risk-prone	Lower-than-average creditworthiness and average but stable income
124 – 97	E—Highly risk-prone	Low creditworthiness and may have an unstable income

For the fiscal year ended March 31, 2020, borrowers in more than 44% of the transactions we facilitated have credit scores within the range of 167 to 198. For the fiscal year ended March 31, 2020, the average APR of our credit loan was 30.2%, and the annualized nominal interest rate ranged from 5.5% to 11.5%, and the average gross billing ratio was 19.2%.

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

In August 2018, the National P2P Rectification Office issued a notice for regulatory compliance inspection and laid out detailed criteria for self-examination and correction by P2P platforms. This compliance inspection has three key steps. As the first step, we submitted our P2P Compliance Self-Inspection Report to the Beijing Municipal Bureau of Financial Work in October 2018. It was followed by an inspection by the Beijing Internet Finance Industry Association. In June 2019, Beijing Local Financial Supervision and Administration (formerly the Beijing Municipal Bureau of Financial Work) concluded its field inspection work of the Company. As of the date of this annual report on Form 20-F, we have not received any official documents from the Beijing Local Financial Supervision and Administration. There can be no assurance that we will be able to pass the inspections and verifications conducted or to be conducted by the Beijing Local Financial Supervision and Administration and its competent authorities, and/or submit the application for record-filing. Substantial uncertainties still exist as to whether we are able to meet the requirements of the Interim Measures, the Record-filing Guidelines and Circular 57 regarding record-filing with the local financial regulatory department, application for the appropriate telecommunication license and revision to our business scope. If we fail to complete the record-filing, we might be required to adjust our business model and operations, or even will be forced to terminate our online lending information intermediary business.

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

Competition

The online consumer lending marketplace industry in which we operate is highly competitive. With respect to borrowers, we compete with other consumer lending marketplaces. While there are 862 normally operating marketplace lending platforms in China at the end of June 2019, according to iResearch, we believe we do not directly compete with those marketplaces offering pay-day loans (defined as loans with principal amounts of less than RMB2,000 (US$2,825) and terms of less than 30 days). Unlike these other marketplaces, we target emerging middle class consumers seeking medium-sized credit loans with principal amounts ranging from RMB20,000 (US$2,825) to RMB160,000 (US$22,596). Among similar consumer lending marketplaces offering medium-sized credit loans, we believe our key competitors include Yirendai, Iqianjin and Niwodai.

We do not compete with traditional financial institutions, including banks, credit card issuers and consumer lending companies. We believe our credit assessment technology has enabled us to analyze alternative sources of data and operate more efficiently than traditional financial institutions. In addition, unlike traditional banking and lending institutions, we are not constrained by strict regulatory limits on pricing and loan deposits, subject to compliance with all applicable laws and regulations.

With respect to investors, we primarily compete with other microlending investment product providers, wealth management centers and traditional banks in China.

Intellectual Property

We use a combination of trade secrets, software copyrights, trademarks, know-how and other rights to protect our intellectual property and our brand. We have completed registration of 34 trademarks, 23 computer software copyrights and one copyright “  “. We have also registered three domain names, www.hexindai.com, www.hexindai.cn and www.hxjr.com.

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

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits, patterns and Internet usage. We generally experience lower transaction value on our online marketplace during national holidays in China, particularly during and after the Chinese New Year holiday season. Due to general consumer spending habits, demand for credit loans facilitated on our marketplace is generally higher in the third and fourth quarters before the Chinese New Year. As a result, we earn a higher portion of our revenues and net income during the third and fourth quarters. However, as we only have a relatively short operating history, the seasonal impact on our financial results is unclear. Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

As a mobile e-commerce and finance platform connecting investors with individual borrowers, we are regulated by various government authorities, including, among others:

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

The Online Lending Information Intermediaries Measures provides the lending amount limit for consumer lending. Consumer lending shall be made mainly in small amounts. Consumer lending information intermediaries shall, according to their respective risk management ability, restrict the maximum balance of money borrowed by the same borrower on the same consumer lending information intermediary platform or on several such intermediary platforms so as to prevent credit concentration risks. The balance of money borrowed by the same natural person, on the same consumer lending information intermediary platform shall be RMB200,000 (US$28,245) in maximum; and the total balance of money borrowed by the same natural person, on all consumer lending information intermediary platforms shall be RMB1,000,000 (US$141,227) in maximum. The balance of money borrowed by the same legal person or other kind of organization on the same consumer lending information intermediary platform shall be RMB1,000,000 (US$141,227) in maximum; and the total balance of money borrowed by the same legal person or other kind of organization on all consumer lending information intermediary platforms shall be RMB5,000,000 (US$706,135) in maximum.

The Online Lending Information Intermediaries Measures also provides other requirements for consumer lending information intermediaries, such as business rules and risk management, protection of lenders and borrowers, and information disclosure. Consumer lending information intermediaries shall manage their own funds and funds of lenders and borrowers separately, and select qualified banking financial institutions as agencies to deposit lenders’ and borrowers’ funds. Local financial regulatory departments shall order consumer lending information intermediaries to make rectification within a period of no more than 12 months, which may subject to adjustment by relevant regulatory departments from time to time. Any violation of the Online Lending Information Intermediaries Measures by a consumer lending information intermediary after they come into effect may subject such consumer lending information intermediary to certain penalties as determined by applicable laws and regulations, or by the relevant government authorities if the applicable laws and regulations are silent on the penalties. The applicable penalties may include but not limited to, criminal liabilities, warning, rectification, tainted integrity record and fines up to RMB30,000 (US$4,237).

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

Where the principal and custodian that have carried out the custodian business of online lending funds fail to comply with the requirements of the Guidelines of Depositing Lending Funds in the business course, they shall effect rectification for a period of no more than six months, which may be subject to adjustment by relevant regulatory departments from time to time. Where they fail to effect rectification within such period, they shall be treated in accordance with the Online Lending Information Intermediaries Measures and other laws and regulations. In accordance with the Guidelines and the Online Lending Information Intermediaries Measures, on August 23, 2017, the CBRC issued the Disclosure Guidelines, which stipulate that consumer lending information intermediary platforms shall disclose relevant information on their websites and other Internet channels, and the Disclosure Guidelines have provided detailed requirements for such information disclosure. According to the Disclosure Guidelines, to the extent that consumer lending information intermediary platforms that have provided the services before the issuance of the Disclosure Guidelines are not in full compliance with the requirements, they are required to make rectification within a six-month rectification period starting from the date the Disclosure Guidelines was promulgated. For platforms that fail to make such rectification, sanctions could be imposed by the relevant regulatory departments, including but not limited to, supervision interview, warning letter, rectification, tainted integrity record, fines up to RMB30,000 (US$4,237), and criminal liabilities if the act constitutes a criminal offense.

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

With respect to online microlending companies, Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of online microlending companies and the approval of any microlending business that spans across provinces. Circular 141 also specifies that online microlending companies shall not provide student loans and should suspend the funding of online microlending loans with no specific scenario or designated use of loan proceeds and gradually reduce the volume of existing business relating to such loans and take rectification measures within a certain period to be separately determined by the relevant authorities. Further detailed requirements on online microlending companies are provided in a rectification implementation plan issued by the Online Lending Rectification Office in December 2017. See “—B. Business Overview—Regulation—Regulations Relating to Microlending”.

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

In September 2019, the Online Lending Rectification Office and the Internet Finance Rectification Office jointly promulgated the Notice on Strengthening the Construction of Credit System in the Field of P2P Online Lending, which provides that online lending intermediaries shall be incorporated into and connected to the credit system. As of the date of this annual report on Form 20-F, we have connected to both the PBOC Basic Database of Financial Credit Information and Baihang Credit Database.

In addition, in November 2019, the Online Lending Rectification Office and the Internet Finance Rectification Office jointly issued Guiding Opinions on Pilot Program of Transforming P2P Lending Information Intermediaries to Microcredit Companies, or Circular 83, which allows qualified online lending information intermediaries to transform into microlending companies in order to proactively deal with and resolve the existing business risks of online lending information intermediaries industry. Circular 83 provides for certain requirements for the transformation of marketplace lending platforms facilitating peer-to-peer online lending into microcredit companies, including: (i) compliance requirement; (ii) the qualification of shareholders and management team; (iii) the feasibility of the transforming plan; and (iv) financial technology and online operation capability requirement. However, uncertainties still exist in relation to the interpretation and implementation of the Circular 83. According to the implementation of the Circular 83, we should complete the clearing of existing online lending business within the period of transformation and complete the relevant rectification. In addition, if we want to transform into a microlending company operating nationwide, we should have a qualified Internet platform for operating online microlending business. We, our major shareholders and relevant parties shall undertake to bear the ultimate risks for the existing business and even submit the risk reserve with an amount of not less than 3% of the lending balance when applying as required by the regulatory authority.  In December 2019, we initiated our efforts on applying for a micro-lending license in China. As of the date of this annual report on Form 20-F, we are still in the process of applying for an online microlending company license for Hexin E-Commerce. However, we cannot guarantee you that we will be able to receive such license given the complicated and evolving regulatory environment in the marketplace lending industry.

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

Regulations on Loans between Individuals

The PRC Contract Law governs the formation, validity, performance, enforcement and assignment of contracts. The PRC Contract Law confirms the validity of loan agreements between individuals and provides that the loan agreement becomes effective when the individual lender provides the loan to the individual borrower. The PRC Contract Law requires that the interest rates charged under the loan agreement must not violate the applicable provisions of the PRC laws and regulations. In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, private lending is defined as financing between individuals, legal entities and other organizations. When private loans between individuals are paid by wire transfer, through online consumer lending platforms or by other similar means, the loan contracts between individuals are deemed to be validated upon the deposit of funds to the borrower’s account. In the event that the loans are made through an online consumer lending platform and the platform only provides intermediary services, the courts shall dismiss the claims of the parties concerned against the platform demanding the repayment of loans by the platform as guarantors. However, if the online consumer lending service provider guarantees repayment of the loans as evidenced by its web page, advertisements or other media, or the court is provided with other proof, the lender’s claim alleging that the consumer lending service provider shall assume the obligations of a guarantor will be upheld by the courts. The Private Lending Judicial Interpretations also provide that agreements between the lender and borrower on loans with interest rates (including penalty and other costs thereof) no more than 24% per annum are valid and enforceable. As to loans with interest rates per annum over 24% but no more than 36%, if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will not find the merit in the borrower’s demand for the return of the interest payment on the ground of invalidity. If the annual interest rate of a private loan is higher than 36%, the interest that in excess of 36% will not be enforced by the courts. All the loan transactions facilitated over our marketplace are between individuals currently. The average APRs for the term loans on our marketplace currently was 30.2%, which comprises a nominal interest rate and a loan facilitation or loan management service fee we charge borrowers for our services. The interest rate component, which is stipulated in the loan agreements, does not and is not expected to exceed the mandatory limit for loan interest rates.

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

Regulations on Financing Guarantee

Pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, entities operating “financing guarantee business” are required to obtain an approval from local regulatory authorities. If any entity operates financing guarantee business without an approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 (US$70,613) to RMB1,000,000 (US$141,227), confiscation of illegal gains, and if the violation constitutes a criminal offense, criminal liabilities. However, the Financing Guarantee Rules have not defined what constitutes “financing guarantee business”.

In October 2019, the CBIRC, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. As we cooperate with Zhengxuan Guarantee to provide the Guarantee Plan to investors on our platform, we are subject to regulatory risks as a result of such business practices. We cooperate with Zhengxuan Guarantee to provide guarantee to the investors on our loan assistance platform. If Zhengxuan Guarantee’s license for the financial guarantee ceases to be in full force and is not reissued, Zhengxuan Guarantee will be banned from providing the guarantee and will be required to settle its existing business, which may impose a materially adverse effect on our loan assistance business.

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

To further clarify the criminal charges and punishments relating to illegal public fund-raising, the Supreme People’s Court promulgated the Judicial Interpretations to Issues Concerning Applications of Laws for Trial of Criminal Cases on Illegal Fund-Raising, or the Illegal Fund-Raising Judicial Interpretations, which came into force in January 2011. The Illegal Fund-Raising Judicial Interpretations provide that a public fund-raising will constitute a criminal offense related to “illegally soliciting deposits from the public” under the PRC Criminal Law, if it meets all the following four criteria: (i) the fund-raising has not been approved by the relevant authorities or is concealed under the guise of legitimate acts; (ii) the fund-raising employs general solicitation or advertising such as social media, promotion meetings, leafleting and SMS advertising; (iii) the fundraiser promises to repay, after a specified period of time, the capital and interests, or investment returns in cash, properties in kind and other forms; and (iv) the fund-raising targets the general public as opposed to specific individuals. An illegal fund-raising activity can incur a fine or prosecution in the event it constitutes a criminal offense. Pursuant to the Illegal Fund-Raising Judicial Interpretations, an offender that is an entity will be subject to criminal liabilities, if it illegally solicits deposits from the general public or illegally solicits deposits in disguised form (i) with the amount of deposits involved exceeding RMB1,000,000 (US$141,227), (ii) with over 150 fund-raising targets involved, or (iii) with direct economic loss caused to fund-raising targets exceeding RMB500,000 (US$70,613), or (iv) the illegal fund-raising activities have caused baneful influences to the public or have led to other severe consequences. An individual offender is also subject to criminal liabilities but with lower thresholds. In addition, an individual or an entity who has aided in illegal fund-raising from the general public and charges fees including but not limited to agent fees, rewards, rebates and commission, may be considered an accomplice in the crime of illegal fund-raising. In accordance with the Opinions of the Supreme People’s Court, the Supreme People’s Procurator and the Ministry of Public Security on Several Issues concerning the Application of Law in the Illegal Fund-Raising Criminal Cases, the administrative proceeding for determining the nature of illegal fund-raising activities is not a prerequisite procedure for the initiation of criminal proceedings concerning the crime of illegal fund-raising, and the administrative departments’ failure in determining the nature of illegal fund-raising activities does not affect the investigation, prosecution and trial of cases concerning the crime of illegal fund-raising.

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

We engage in online microlending businesses through our subsidiary Wusu Company, which has obtained an online microlending license from the relevant local authorities. However, we have ceased new microlending business as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019.

Regulations Relating to Foreign Investment

PRC Foreign Investment Law

The Foreign Investment Law was formally adopted by the second session of the 13th National People’s Congress on March 15, 2019, which has become effective on January 1, 2020 and, together with their implementation rules and ancillary regulations, has replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law. Meanwhile, the Regulations for the Implementation of the Foreign Investment Law has come into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the laws of the Company Law of the People’s Republic of China and the Partnership Enterprise Law of the People’s Republic of China. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

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

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog, which was promulgated and amended from time to time by the MOC and the NDRC. The most updated version of the Catalogue, which was promulgated in March 2017 and became effective in July 2017, divides the industries into three categories: encouraged, restricted and prohibited. On June 30, 2019, the NDRC and the MOC jointly issued the List of Special Management Measures for the Market Entry of Foreign Investment, or the Foreign Investment Negative List, which became effective on July 30, 2019 and sets forth management measures for the market entry of foreign investors, such as equity requirements and senior manager requirements.

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

Foreign Investment in Value-Added Telecommunication Services

The Provisions on Administration of Foreign Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 and 2016 prohibit a foreign investor from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China to have a good and profitable record and operating experience in this industry. The Catalog and the Foreign Investment Negative List allow a foreign investor to own more than 50% of the total equity interest in an e-commerce business.

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

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, amended in 2019 categorize various types of telecommunications and telecommunications-related activities into basic or value-added telecommunications services, and Internet information services, or ICP services, and on-line data processing and transaction processing services, are classified as value-added telecommunications businesses. In 2009, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses, amended in July 2017, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

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

Hexin E-Commerce, our consolidated variable interest entity, has an ICP License for provision of commercial Internet information services issued by Beijing Telecommunication Administration Bureau in December 2016. However, as the implementing rules of the Online Lending Information Intermediaries Measures have not been published, there is uncertainty as to how the registration requirements in the Online Lending Information Intermediaries Measures will be interpreted and implemented, and which type of telecommunication business operating licenses that consumer lending service providers like us are required to obtain. Hexin E-Commerce has not obtained a value-added telecommunications business operating license required for the provision of domestic call center services. According to the Telecommunications Regulations and the Administrative Measures on Telecommunications Business Operating Licenses, those who conduct telecommunications business without a license shall be ordered by the relevant authorities to redress the violations and the illegal income shall be confiscated, and a penalty between three times and five times of the illegal income may be imposed. If there is no illegal income or such income is lower than RMB50,000 (US$7,061), a penalty between RMB100,000 (US$14,123) to RMB1,000,000 (US$141,227) shall be imposed. In a serious case, the business shall be suspended.

In addition, we operate our social e-commerce platform Xiaobai Maimai which was newly launched in May 2020 through Hexin Digital. Xiaobai Maimai is a new form of social e-commerce mobile platform offering high-quality and affordable branded products. Xiaobai Maimai will leverage our integrated buyer resources to select and source goods globally, and rewards users with a small commission for every purchase, share or recommendation of a product made to friends. Meanwhile, Hexin Digital is in the process of applying for the EDI License and ICP License for e-commerce business as well, in order to be qualified for online transactions between consumers and third-party merchants.

Regulations relating to E-Commerce

Certain laws and regulations are promulgated in recent years to specifically regulate the e-commerce industry in PRC. In January 2014, the State Administration for Industry and Commerce of the PRC adopted the Measures on the Administration of Online Transactions, or the Online Transactions Measures, which impose certain stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant’s business licenses or a link to such business license. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products. Moreover, consumers are generally entitled to return the products sold by an online trading operator within seven days upon the receipt thereof and are not required to provide reasons for such return. In addition, the Online Transactions Measures specifies that online distributors or related service operators, as well as marketplace platform providers, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders, including but not limited to carrying out any fictitious transactions and deleting any unfavorable comments.

On April 23, 2019, the Standing Committee of the National People’s Congress implemented a newly amended Anti-unfair Competition Law of the PRC. It further emphasized that a business operator shall not engage in any false or misleading publicity for its products, or fictitious transactions to defraud or mislead consumers. Violation of these provisions may subject the relevant business operators to various penalties, including an order from the relevant governmental authorities to cease illegal acts, with payment of a fine ranging from RMB200,000 (US$28,245) to RMB1 million (US$141,226), or in the case of a severe violation, revocation of business licenses and payment of a fine ranging from RMB1 million (US$141,226) to RMB2 million (US$282,454).

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, or the E-Commerce Law, which became effective in January 2019. The E-Commerce Law proposes a series of requirements on e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform. For example, the E-Commerce Law requires e-commerce operators to respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics, and also requires e-commerce operators to clearly point out to consumers their tie-in sales in which additional services or products are added by merchants to a purchase, and not to assume consumers’ consent to such tie-in sales by default. Moreover, the E-Commerce Law again requires e-commerce operators, including individuals and entities carrying out business online, e-commerce platform operators and merchants on these platforms, to display prominently on their home page the information contained in their business licenses or administrative permits relating to their operating businesses; failure to take necessary actions against merchants on the e-commerce platforms that are not in compliance with such requirements may subject the e-commerce platform operators to rectification within a specified period and a fine between RMB20,000 (US$2,825) and RMB100,000 (US$14,123).

The E-Commerce Law also sets forth certain requirements and/or obligations particularly applicable to the e-commerce platform operators, including, among other things:

•                      Requirements relating to credit evaluation. The e-commerce platform operators are required to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided within the platform.

•                      Requirements relating to transaction rules. The e-commerce platform operators shall develop and continuously publish or make publicly available, prominently on its homepage, a link to its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to joining and leaving the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenience and complete access to reading and downloading such service agreement and transaction rules by merchants and consumers.

•                      Liability of the e-commerce platform operators. The e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants within the platform infringe upon others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers’ legitimate rights, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers.

We are subject to these measures as a result of our social e-commerce platform Xiaobai Maimai. Failure to comply with the E-Commerce Law and other laws and regulations mentioned above may subject us to administrative liabilities such as a fine, and restoring reputation, and could subject us or the responsible individuals to joint civil liabilities when consumers’ legitimate rights or others’ intellectual property rights are infringed.

Regulations Relating to Product Quality and Consumer Rights Protection

Pursuant to the Product Quality Law of PRC promulgated by the Standing Committee of the National People’s Congress in February 1993, and as amended in July 2000, August 2009 and December 2018 respectively, or the Product Quality Law, a seller must establish and practise a check-for-acceptance system for replenishment of its stock, and examine the quality certificates and other marks and must also adopt measures to keep the products for sale in good quality. Violation of the Product Quality Law could result in various penalties, including the imposition of fines, suspension of business operations, revocation of business licenses or criminal liabilities. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

The PRC Consumer Rights and Interests Protection Law, as amended and effective as of March 15, 2014, the Online Transactions Measures and the E-Commerce Law, have provided stringent requirements and obligations on business operators, including internet business operators and platform service providers. For example, consumers are entitled to return goods purchased online, subject to certain exceptions, within seven days upon receipt of such goods without stating a reason for such return. To ensure that sellers and service providers comply with these laws and regulations, the platform operators are required to implement rules governing transactions on the platform, monitor the information posted by sellers and service providers, and report any violations by such sellers or service providers to the relevant authorities. In addition, online marketplace platform providers may, pursuant to the relevant PRC consumer protection laws, be exposed to liabilities if the lawful rights and interests of consumers are infringed upon in connection with consumers’ purchase of goods or acceptance of services on online marketplace platforms and the online marketplace platform providers fail to provide consumers with the contact information of the seller or manufacturer. In addition, online marketplace platform providers may be jointly and severally liable with sellers and manufacturers if they are aware or should be aware that any seller or manufacturer is using the online platform to infringe upon the lawful rights and interests of consumers and fail to take measures necessary to prevent or stop such activity.

The PRC Tort Liability Law, which was enacted by the Standing Committee of the National People’s Congress in December 2009 and became effective in July 2010, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for extended damages.

We are subject to these laws and regulations as an online supplier of commodities and a provider of an online marketplace platform. Failure to comply with the PRC Consumer Rights and Interests Protection Law and other laws and regulations mentioned above may subject us to civil liabilities such as refunding purchase prices, replacement of commodities, repairing or ceasing damages, compensation, and restoring reputation, and could subject us or the responsible individuals to criminal penalties when personal damages are involved or if the circumstances are severe.

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

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Cyber Security Law of the PRC which became effective on June 1, 2017 requires network operators to strictly keep confidential users’ personal information that they have collected, and establish and improve the users’ information protection system. The Guidelines also prohibit Internet finance service providers, including online consumer lending platforms, from illegally selling or disclosing customers’ personal information. The PBOC and other relevant regulatory authorities will jointly adopt the implementing rules. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, and became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. The Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019. The Online Lending Information Intermediaries Measures require the consumer lending information intermediaries as well as the fund custodian agencies and other outsourcing service providers to keep confidential the lenders’ and borrowers’ information collected in the course of their business and that they do not use such information for any other purpose except for services they provide that do not require approval of lenders or borrowers.

In operating our online consumer lending marketplace, we collect certain personal information from borrowers and investors and also need to share the information with our business partners, such as third-party online payment companies and loan collection service providers, for the purpose of facilitating loan transactions between borrowers and investors over our marketplace. We have obtained consent from the borrowers and investors on our marketplace to collect and use their personal information and have also established information security systems to protect the user information and privacy. However, there is uncertainty as to how the requirements for protecting customers’ personal information in the Guidelines and Online Lending Information Intermediaries Measures will be interpreted and implemented. We cannot assure you that our existing policies and procedures will be deemed to be in full compliance with any laws and regulations that may become applicable to us in the future.

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

Pursuant to the Double Taxation Avoidance Arrangement, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must be the beneficial owners of the relevant dividends; and (ii) it must have directly owned at least 25% of the PRC resident enterprise throughout the 12 months prior to receiving the dividends. However, a transaction or arrangement entered into for the primary purpose of enjoying a favorable tax treatment should not be a reason for the application of the favorable tax treatment under the Double Taxation Avoidance Arrangement. If a taxpayer inappropriately is entitled to such favorable tax treatment, the competent tax authority has the power to make appropriate adjustments. In August 2015, the State Administration of Taxation promulgated Circular 60, which became effective on November 1, 2015.  Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. On October 14, 2019, the State Administration of Taxation promulgated a new Administrative Measures for Non-Resident Taxpayers to Enjoy Treaty Benefits, or Circular 35, which became effective on January 1, 2020 and replaced and repealed Circular 60. However, Circular 35 sets forth similar rules that non-resident enterprises and their withholding agents shall enjoy treaty benefit by means of “self-judgment of eligibility, declaration of entitlement, and retention of relevant materials for future reference”. Accordingly, Hexindai HK, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from Hexin Yongheng, our PRC subsidiary, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

According to the Circular on Several Issues regarding the “ beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and has taken effect from April 1, 2018, or Circular 9, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties levies any tax or grants tax exemption on relevant incomes or levies tax at an extremely low rate, will be taken into account, and such determination will be analyzed according to the actual circumstances of the specific cases. Circular 9 further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax authority according to Circular 35. Based on Circular 35, non-resident enterprises are not required to file supporting documents when submitting one necessary form to the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and preserve the supporting documents for post-tax filing examinations by the relevant tax authorities. However, if a competent tax authority finds out that it is necessary to apply the general anti-tax avoidance rules, it may start general investigation procedures for anti-tax avoidance and adopt corresponding measures for subsequent administration.

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

In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, mostly recently amended in December 2019, which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE promulgated Circular 19, to expand the pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. However, Circular 19 continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises.

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

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Hexin Yongheng, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Company Law and Foreign Investment Law and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

(2)           HX China Investment Limited holds 5.88% equity stake of Phoenix Intelligent Credit Group Ltd., a wholly-owned subsidiary of Phoenix Financial Group Ltd and operator of one of China’s leading peer-to-peer lending (P2P) platforms.

Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct these activities through Hexin E-Commerce and Wusu Company, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•                                         exercise effective control over Hexin E-Commerce, Wusu Company and Hexin Digital;

•                                         receive substantially all of the economic benefits of Hexin E-Commerce, Wusu Company and Hexin Digital; and

•                                         have an exclusive option to purchase all or part of the equity interests in Hexin E-Commerce, Wusu Company and Hexin Digital when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Hexin E-Commerce, Wusu Company and Hexin Digital, and we treat Hexin E-Commerce, Wusu Company and Hexin Digital as our variable interest entities under US GAAP. We have consolidated the financial results of Hexin E-Commerce, Wusu Company and Hexin Digital in our consolidated financial statements in accordance with US GAAP.

The following is a summary of the currently effective (i) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Hexin E-Commerce, and the shareholders of Hexin E-Commerce, (ii) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Wusu Company, and the shareholders of Wusu Company and (iii) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Hexin Digital and Hexin Jinke, the shareholders of Hexin Digital.

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

Agreements that Provide us with the Option to Purchase the Equity Interest in Hexin E-Commerce

Exclusive Option Agreements . Pursuant to the exclusive option agreements, each shareholder of Hexin E-Commerce has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hexin E-Commerce. The purchase price is RMB1 (US$0.1) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Hexin E-Commerce and each of its shareholders have agreed to appoint any persons designated by Hexin Yongheng to act as Hexin E-Commerce’s directors. Without Hexin Yongheng’s prior written consent, Hexin E-Commerce shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Hexin E-Commerce have agreed that, without Hexin Yongheng’s prior written consent, they will not dispose of their equity interests in Hexin E-Commerce or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Hexin E-Commerce held by its shareholders have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreements . Pursuant to the loan agreements between Hexin Yongheng and the shareholders of Hexin E-Commerce, Hexin Yongheng made loans in an aggregate amount of RMB510.0 million (US$72.0 million) to the shareholders of Hexin E-Commerce solely for the capitalization of Hexin E-Commerce. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, shareholders shall repay the loans by the transfer of all their equity interest in Hexin E-Commerce to Hexin Yongheng or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Hexin Yongheng. In the event that shareholders sell their equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Hexin E-Commerce and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

Agreements that Provide us with the Option to Purchase the Equity Interest in Wusu Company

Exclusive Option Agreements of Wusu Company. Pursuant to the exclusive option agreements, each shareholder of Wusu Company has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Wusu Company. The purchase price is RMB10 (US$1.4) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Wusu Company and each of its shareholders have agreed to appoint any persons designated by Hexin Yongheng to act as Wusu Company’s directors. Without Hexin Yongheng’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Wusu Company have agreed that, without Hexin Yongheng’s prior written consent, they will not dispose of their equity interests in Wusu Company or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Wusu Company held by its shareholders have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreements of Wusu Company. Pursuant to the three loan agreements between Hexin Yongheng and the shareholders of Wusu Company on January 1, 2018, Hexin Yongheng agreed to lend in an aggregate amount of RMB100.0 million (US$14.1 million) to the shareholders of Wusu Company solely for the capitalization of Wusu Company, including RMB 70.0 million (US$9.9 million) to Hexin E-commerce and RMB 30.0 million (US$4.2 million) to the non-controlling interest shareholders. During the year ended March 31, 2019, Hexin Yongheng agreed to lend an additional RMB 400.0 million (US$56.5 million) to Hexin E-commerce for the capitalisation of Wusu Company. As of March 31, 2020 and 2019, the amount of the loans totaling RMB30.0 million (US$4.2 million) to the non-controlling interest shareholders were funded. Pursuant to the loan agreements, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, shareholders shall repay the loans by the transfer of all their equity interest in Wusu Company to Hexin Yongheng or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Wusu Company. In the event that shareholders sell their equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Wusu Company and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Agreements that Provide us Effective Control over Hexin Digital

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated August 1, 2019, Hexin Jinke has pledged all of its equity interest in Hexin Digital to guarantee Hexin Jinke’s and Hexin Digital’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Hexin Digital or Hexin Jinke breaches their applicable contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Hexin Digital in accordance with the PRC law. Hexin Jinke agrees that, during the term of the equity interest pledge agreements, it will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Hexin Digital and Hexin Jinke discharge all of their obligations under the contractual arrangements. We are in the process of the equity pledge registration with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the power of attorney dated August 1, 2019, Hexin Jinke has irrevocably appointed Hexin Yongheng to act as its exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hexin Digital requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hexin Digital, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. The power of attorney will remain in force for so long as Hexin Jinke remains a shareholder of Hexin Digital. Hexin Jinke has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Hexin Digital

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated August 1, 2019 between Hexin Yongheng and Hexin Digital, Hexin Yongheng has the exclusive right to provide Hexin Digital with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Heixn Digital agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Hexin Digital. Hexin Digital agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Hexin Digital has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hexin Digital at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Hexin Digital

Exclusive Option Agreements of Hexin Digital. Pursuant to the exclusive option agreement dated August 1, 2019, Hexin Jinke, shareholder of Hexin Digital, has irrevocably granted Hexin Yongheng an exclusive right to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hexin Digital. The purchase price is RMB10 (US$1.4) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Hexin Digital and Hexin Jinke have agreed to appoint any persons designated by Hexin Yongheng to act as Hexin Digital’s directors. Without Hexin Yongheng’s prior written consent, Hexin Digital shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Hexin Jinke has agreed that, without Hexin Yongheng’s prior written consent, it will not dispose of its equity interests in Hexin Digital or create or allow any encumbrance on its equity interests (except as permitted under the power of attorney or the equity interest pledge agreement). These agreements will remain effective until all equity interests of Hexin Digital held by its shareholder have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreement of Hexin Digital. Pursuant to the loan agreement between Hexin Yongheng and Hexin Jinke dated August 1, 2019, Hexin Yongheng made loans in an aggregate amount of RMB100.0 million (US$14.1 million) to Hexin Jinke solely for the capitalization of Hexin Digital. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, Hexin Jinke shall repay the loans by the transfer of all its equity interest in Hexin Digital to Hexin Yongheng or its designated person(s) pursuant to its respective exclusive option agreement. Hexin Jinke must pay all of the proceeds from sale of such equity interests to Hexin Yongheng. In the event that Hexin Jinke sells its equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Hexin Digital and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Compliance with PRC Law

In the opinion of Han Kun Law Offices, our PRC counsel:

•                                         the ownership structures of (i) Hexin Yongheng and Hexin E-Commerce, (ii) Hexin Yongheng and Wusu Company and (iii) Hexin Yongheng and Hexin Digital currently will not result in any violation of PRC laws or regulations currently in effect; and

•                                         the contractual arrangements among Hexin Yongheng, Hexin E-Commerce and the shareholders of Hexin E-Commerce, the contractual arrangements among Hexin Yongheng, Wusu Company and the shareholders of Wusu Company and among Hexin Yongheng, Hexin Digital and Hexin Jinke, governed by PRC law, currently are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Relationship with Hexin Group and Our Corporate Structure—If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Before January 12, 2017, we were developing our business and did not have an independent, standalone banking operations team to deal with the complex banking transactions with and between the investors and borrowers through our online marketplace. As a temporary measure, Hexin E-Commerce used Hexin Group’s centralized treasury system as it was more efficient to use Hexin Group’s existing knowhow and manpower. With the implementation of a more sophisticated internal control system, competent professionals and managerial expertise, we separated our treasury management function from the Hexin Group on January 12, 2017. The net balance of funds, totaling approximately RMB62.2 million (US$8.8 million), which was the amount due to Hexin E-Commerce as of September 30, 2016, was paid to us in full on September 27, 2017, in accordance with a memorandum signed by Hexin Information, Hexin Financial Information and us. As of March 31, 2020, we did not have any amount due from Hexin Information or Hexin Financial Information.

Hexin E-Commerce has relied on Hexin Information and Hexin Financial Information with respect to acquisition of borrowers through offline networks. Hexin Information and Hexin Financial Information had extensive on-the-ground sales networks, and have each accumulated an extensive offline borrower base. In the fiscal year ended March 31, 2020, the total amount of loans to borrowers acquired through our offline channels constituted 80.9% of the total amount of loans we facilitated, compared to 76.9% and 88.7% for the fiscal year ended March 31, 2019 and 2018, respectively. Borrowers referred by Hexin Information or Hexin Financial Information enter into separate agreements with each of Hexin E-Commerce and Hexin Information or Hexin Financial Information and pay consultation fees separately. Hexin E-Commerce does not pay fees to Hexin Information or Hexin Financial Information with respect to such referrals.

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

D.                                    Property, Plants and Equipment

Our headquarters are located in Beijing. We have leased an aggregate of approximately 2,463 square meters of office space for our headquarters in Beijing and 125 square meters of office space for our subsidiaries and branches in other cities in China as of March 31, 2020. We lease our premises from unrelated third parties under operating lease agreements. The lease terms vary from one to two years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

We are a mobile e-commerce and consumer lending platform in China. We facilitate credit loans ranging from RMB1,500 (US$212) to RMB200,000 (US$28,245), with a primary focus on facilitating medium-sized credit loans ranging from RMB20,000 (US$2,825) to RMB160,000 (US$22,596) to borrowers on our online marketplace. We offer borrowers a wide range of products designed based on customer segmentation data and tailored to the specific needs of the emerging middle class in China. We offer investors various types of investment products with appropriate risk levels and risk-adjusted returns. In August 2017, we established our online microlending business, which offers loans ranging from RMB0.1 million (US$14,123) to RMB6.0 million (US$0.8 million) to microlending borrowers with terms of 12 to 36 months on a lower APR than that of our credit loans. Considering the regulatory environment and its impact on the online lending information intermediaries, we have ceased to offer new loans for online investors’ subscription since November 2019. We are still in the process of applying for an online microcredit company license in China and refining our business model to identify business opportunities that could complement our existing businesses.

In May 2020, we launched Xiaobai Maimai, a new form of social e-commerce mobile platform offering high-quality and affordable branded products. Xiaobai Maimai will leverage our integrated buyer resources to select and source goods globally, and rewards users with a small commission for every purchase, share or recommendation of a product made to friends. Such social e-commerce model is designed to benefit customers with commissions for shopping and sharing products and help reduce our marketing expenses, which will position us to further drive the transformation of business and support sustainable growth going forward.

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

Before Hexin E-Commerce was fully operational, in order to achieve a more efficient use of funds, the Hexin Group entities implemented centralized treasury management. As a result, from its incorporation up to January 11, 2017, Hexin E-Commerce’s cash flows were managed through the bank accounts of Hexin Information and Hexin Financial Information. On January 12, 2017, Hexin E-Commerce separated its treasury management function from the Hexin Group. On September 27, 2017, all balances due from Hexin Group were collected by us in full. As of March 31, 2020, we did not have any amount due from Hexin Information or Hexin Financial Information.

Key Operation Data

	For the Fiscal Years Ended March 31,										Growth Rates (9)
	2016		2017		2018		2019		2020		2017 compared	2018 compared	2019 compared	2020 compared
	(RMB)	(US$) (10)	(RMB)	(US$) (10)	(RMB)	(US$) (10)	(RMB)	(US$) (10)	RMB	(US$) (10)	to 2016	to 2017	to 2018	to 2019
	(in thousands, except percentages and numbers) (11)
Loan volume facilitated (1)
Credit loan principal	640,120	101,171	2,264,421	336,727	8,268,844	1,248,033	3,788,185	564,895	303,469	43,579	253.7%	265.2%	-54.2%	-92.0%
Secured loan principal	2,335,945	369,197	1,053,095	156,599	63,220	9,542	—	—	—	—	-54.9%	-94.0%	-100.0%	—
Total	2,976,065	470,368	3,317,516	493,326	8,332,064	1,257,575	3,788,185	564,895	303,469	43,579	11.5%	151.2%	-54.5%	-92.0%
Number of transactions facilitated (2)
Credit loan transactions	10,292	10,292	28,374	28,374	101,361	101,361	84,904	84,904	31,048	31,048
Secured loan transactions	2,957	2,957	1,254	1,254	49	49	—	—	—	—
Total	13,249	13,249	29,628	29,628	101,410	101,410	84,904	84,904	31,048	31,048
Average individual transaction amount
Credit loan transactions	62	10	80	12	82	12	45	7	10	1
Secured loan transactions	790	125	840	125	1,290	195	—	—	—	—
Overall average	225	36	112	17	82	12	45	7	10	1
Gross billing amount (net of VAT) (3)
Credit loan	45,733	7,228	172,401	25,637	784,355	118,384	456,526	68,077	58,145	8,350	277.0%	355.0%	-41.8%	-87.3%
Secured loan	37,446	5,918	14,700	2,186	1,458	220	—	—	—	—	-60.7%	-90.1%	-100.0%	—
Total	83,179	13,146	187,101	27,823	785,813	118,604	456,526	68,077	58,145	8,350	124.9%	320.0%	-41.9%	-87.3%
Gross billing ratio (net of VAT) (4)
Credit loan	7.1%	7.1%	7.6%	7.6%	9.5%	9.5%	12.1%	12.1%	19.2%	19.2%
Secured loan	1.6%	1.6%	1.4%	1.4%	2.3%	2.3%	—	—	—	—
Total	2.8%	2.8%	5.6%	5.6%	9.4%	9.4%	12.1%	12.1%	19.2%	19.2%
Number of borrowers (5)
Credit loan transactions	10,292	10,292	28,374	28,374	101,137	101,137	84,891	84,891	31,002	31,002
Secured loan transactions	828	828	364	364	35	35	—	—	—	—
Total	11,120	11,120	28,738	28,738	101,172	101,172	84,891	84,891	31,002	31,002	158.4%	252.0%	-16.1%	-63.5%
Number of investors (6)
Credit loan transactions (7)	1,061	1,061	25,679	25,679	117,016	117,016	106,764	106,764	24,659	24,659
Secured loan transactions (8)	17,230	17,230	13,795	13,795	76	76	—	—	—	—
Credit and secured loan transactions	13,492	13,492	23,861	23,861	20,858	20,858	11,483	11,483	2,575	2,575
Total	31,783	31,783	63,335	63,335	137,950	137,950	118,247	118,247	27,234	27,234	99.3%	117.8%	-14.3%	-77.0%

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

(3)                                 “Gross billing amount” is defined as the sum of (i) the aggregated loan facilitation fees and loan management fees charged to borrowers before cash incentives, and (ii) the recommendation service fees received from financial partners during the relevant period, net of value added tax. It differs from the revenues recognized at the time of recognition. For an individual secured loan transaction, the gross billing amount equals the gross accumulative loan management service revenues recognized over the term of the secured loan. For traditional individual credit loan transactions, as the loan facilitation service fees are charged upfront upon the release of funds to borrowers, the gross billing amount equals the loan facilitation service revenues. For individual credit loans launched in the third quarter of the fiscal year ended March 31, 2018, as the service fees are charged each period, the gross billing amount equals the gross accumulative loan management service revenues recognized over the estimated term of the credit loan. For recommendation services, the gross billing amount equals the recommendation service fees.

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

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

Product Mix and Pricing

Our ability to maintain profitability largely depends on our ability to continually optimize our product mix and to accurately price the loan products facilitated through our platform. We ceased to facilitate secured loans to borrowers on our online marketplace in the third quarter of the fiscal year ended March 31, 2018. We facilitate credit loans ranging from RMB1,500 (US$212) to RMB200,000 (US$28,245), with a primary focus on facilitating medium-sized credit loans with terms of typically 12 to 36 months in amounts ranging from RMB20,000 (US$2,825) to RMB160,000 (US$22,596) to borrowers on our online marketplace. As part of our business strategy to continue diversify and expand our offerings, we began offering microfinancing loans with terms of typically two to 12 months in amounts ranging from RMB1,500 (US$212) to RMB20,000 (US$2,825) in the last quarter of the fiscal year ended March 31, 2019. Furthermore, we segment our borrowers into five different credit grades, and the rate of the loan facilitation or management service fee that we charge borrowers varies depending on the pricing grade of the loan facilitated.

In addition to products offered on our online marketplace, and in an effort to further diversify our sources of revenues, we began to offer larger-sized consumer loans ranging from RMB0.1 million (US$14,123) to RMB6.0 million (US$0.8 million) with terms of 12 to 36 months on a lower APR than that of our credit loans beginning in the second quarter of the fiscal year ended March 31, 2018, aiming to serve high net-worth individuals with sound credit history. See “Item 4. Information on the Company—B. Business Overview—Microlending”. We have ceased new microlending businesses as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019. In respect of the existing business carried out before September 30, 2019, any material change in the product mix and pricing strategy could have a significant impact on our profitability and net income.

Ability to Acquire Borrowers and Investors Effectively

Our ability to increase the loan volume facilitated through our marketplace largely depends on our ability to attract potential borrowers and investors through sales and marketing efforts. Our sales and marketing efforts include those related to borrower and investor acquisition and retention and also general marketing. We intend to continue to dedicate our resources to our sales and marketing efforts and constantly seek to improve the effectiveness of these efforts, in particular with regard to qualified borrower and investor acquisition.

We utilize online and offline channels to acquire borrowers, combining both an online platform and the extensive offline networks of our offline cooperation partner, Hexin Group. We acquire borrowers through referrals from our offline cooperation partners’ extensive nationwide on-the-ground sales network in China as part of our contractual arrangements with Hexin Information and Hexin Financial Information, which are beneficially owned by our controlling shareholder. Under the contractual arrangements, Hexin Group refers offline borrowers to us and we then offer our online loan facilitation services to these borrowers. See “Item 4. Information on the Company—C. Organizational Structure—Our Relationship with Hexin Group”. In the fiscal year ended March 31, 2020, the total amount of loans to borrowers acquired through our offline channels constituted 80.9% of the total amount of loans we facilitated, compared to 88.7% and 76.9% for the fiscal year ended March 31, 2018 and 2019, respectively.

We primarily acquire individual investors through our online platform. Our investor acquisition channels primarily include our cash incentive program, sales and marketing campaigns for our mobile applications and customer referrals. Considering the regulatory environment and its impact on the online lending information intermediaries, we have ceased to offer new loans for online investors’ subscription since November 2019. If any of our current borrower acquisition channels becomes less effective, if we are unable to continue to use any of these channels or if we are not successful in using new channels, we may not be able to attract new borrowers in a cost-effective manner or convert potential borrowers into active borrowers, and we may even lose our existing borrowers and investors to our competitors. See “Item 3. Key Information—D. Risk Factors—Risks related to our relationship with Hexin Group and Our Corporate Structure—If Hexin Group’s business, results of operations or brand is adversely affected, we may not be able to source new offline borrowers and our business, results of operations and brand will in turn be negatively affected.”

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

The Regulatory Environment in China

The regulatory environment for the consumer lending industry in China is developing and evolving, creating both challenges and opportunities that could affect our financial condition and results of operations. Most recently, multiple PRC governmental authorities have published various new rules and regulations to further regulate the marketplace lending industry in China, including with respect to consumer lending service providers and microlending. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending—Regulations on Consumer Lending Service Providers” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Lending—Regulations Relating to Microlending”. These rules and regulations have limited and adversely affected our business growth in terms of, among other things, our business scale, number of borrowers, loan facilitation amount and outstanding loan balance while causing us to incur additional compliance costs. Both number of borrowers and loan volume facilitated on our marketplace decreased in the fiscal years ended March 31, 2019 and 2020. We will continue to make efforts to ensure that we are in compliance with the existing laws, regulations and governmental policies relating to our industry and with new laws and regulations or changes under existing laws and regulations that may arise in the future. While new laws and regulations or changes to existing laws and regulations could make loans more difficult to be accepted by investors or borrowers on terms favorable to us, or at all, these laws and regulations could also provide new market opportunities. We will continue to diversify funding sources, optimize our loan product mix and enhance our risk management to support our business growth.

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

Seasonality

Our operating results are influenced by seasonal factors, including the timing of national holidays, as well as consumer spending habits, patterns and Internet usage. We generally experience lower transaction value on our online marketplace during national holidays in China, particularly during and after the Chinese New Year holiday season. Due to general consumer spending habits, demand for credit loans facilitated on our marketplace is generally higher in the third and fourth quarters before the Chinese New Year. As a result, we earn a higher portion of our revenues and net income during the third and fourth quarters. However, as we only have a relatively short operating history, the seasonal impact on our financial results is unclear. Therefore, while the seasonality of borrowing habits in China has an impact on our financial results, this impact may change depending on changes in consumer spending habits and the relative rates of growth in the volumes of our different loan products.

Key Components of Results of Operations

Revenues

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

Our revenue is presented net of VAT and related surcharges. Our net revenues comprises fees earned net of liabilities associated with the risk reserve liability and cash incentives to investors and is recognized as revenues from loan facilitation services, loan management services, post-origination services and other services.

The following table sets forth the reconciliation of our net revenues for the periods presented:

	For the Fiscal Years Ended March 31,
	2018		2019		2020
	(US$)	% of revenues	(US$)	% of revenues	(US$)	% of revenues
Revenues
Loan facilitation service	117,984,295	95.7%	66,782,312	80.8%	3,666,244	19.3%
Loan management service	508,948	0.4%	—	—	—	—
Post-origination service	4,213,862	3.4%	11,418,182	13.8%	7,086,591	37.2%
Recommendation service	—	—	858,796	1.0%	3,754,738	19.7%
Interest income	590,122	0.5%	3,552,983	4.3%	4,511,969	23.7%
Others	21,434	—	1,491	—	10,218	0.1%
Total revenues	123,318,661	100.0%	82,613,764	100.0%	19,029,760	100.0%
Business and sales related taxes	890,414	0.7%	773,382	0.9%	228,154	1.2%
Cash incentives	15,170,406	12.3%	20,509,878	24.8%	7,366,546	38.7%
Risk reserve liability charge	—	—	—	—	—	—
Net Revenues	107,257,841	—	61,330,504	—	11,435,060	—

Loan facilitation revenues     For each credit loan facilitated on our platform, we charge a transaction fee to the borrower at certain percentage of the loan principal, and allocate such fee between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction fees in relation to the work we perform through our platform in connecting borrowers with investors and facilitating the origination of loan transactions. The amount of these fees is based upon the loan amount and other terms of the loan, including credit grade, maturity and other factors. Borrowers pay such fees upon loan issuance.

Loan management revenues     Secured loan borrowers pay us a fixed monthly management service fee for services provided, which includes assessment services for the pledged assets and information services for the borrower’s monthly account statement and repayment. We recognize the loan management revenues over the loan period in accordance with the monthly services provided. We stopped facilitating secured loans beginning in the third quarter of the fiscal year ended March 31, 2018, and therefore did not generate any loan management revenues for the fiscal years ended March 31, 2019 and 2020.

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

Cash incentives     In order to expand our market share, we provide cash incentives to qualified investors under our referral incentive program, as well as promotional incentive programs within a limited period. Upon the satisfaction of the terms and conditions under our referral incentive program or promotional campaigns, investors can redeem their cash to reduce the amount of investment required to purchase financial products or withdraw cash without any restrictions as to the use of such funds. The periods and terms, including the minimum investment thresholds, of each individual cash incentive program vary depending on different situations. Cash incentive programs may last from a few days up to a few weeks. Under our referral incentive program, the existing investor earns an annualized cash incentive of around 1% based on the funds invested by the new investor in the first year. Under our promotional incentive program, the cash incentive amount usually represents approximately 0.3% to 0.5% of the minimum investment amount required from investors who participate in that program. We require each individual investor to make a minimum investment before the applicable investor can earn the incentive. We consider it is probable that the revenue earned from each investor, through loans invested through our referral incentive program and promotional incentive program, exceed the incentive payments. Therefore, in accordance with ASC 606, the cash incentives provided are accounted for as reduction of revenue. We paid cash incentives to investors in the amount of approximately US$15.2 million, US$20.5 million, and US$7.4 million in the fiscal years ended March 31, 2018 and 2019 and 2020, respectively.

Our post-origination service fee generated from these loan investments represents approximately 0.7% to 2.2% of the loan investment amount and is recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference in bookkeeping, for the fiscal years ended March 31, 2018 and 2019, our cash incentive payments were higher than the post-origination revenue recognized. For the fiscal year ended March 31, 2020, our post-origination service fee was US7.4 million and cash incentives were US$7.1 million, which were basically flat. However, over the term of each individual loan, our total post-origination service fee from each investor, generated from loans with funds invested through our cash incentive program, is expected to exceed the incentive payments.

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

Operating costs and expenses

Our operating costs and expenses primarily consist of service and development expenses, sales and marketing expenses, general and administrative expenses, finance cost and share-based compensation. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2018	2019	2020
	US$	US$	US$

Operating costs and expenses
Service and development expenses	8,495,768	7,396,835	4,994,059
Sales and marketing expenses	15,241,637	32,322,003	16,467,076
General and administrative expenses	5,816,130	9,928,512	26,452,637
Impairment charge on long term investments	—	—	29,189,836
Finance cost	—	—	2,511,720
Share-based compensation	1,828,868	6,585,386	347,466
Total operating costs and expenses	31,382,403	56,232,736	79,962,794

Service and development expenses      Service and development expenses consist primarily of salaries, benefits and service costs directly relating to originating, developing, and servicing loans for borrowers and investors. These expenses relate to credit assessment, maintenance and upgrading of our proprietary technology and risk management systems, live customer support, and third-party payment agent fees for fund management, payment, settlement and clearing services.

Sales and marketing expenses     Sales and marketing expenses consist primarily of advertising expenses for acquiring borrowers and investors, building our brand recognition and salaries and benefits related to our sales and marketing team.

General and administrative expenses     General and administrative expenses consist primarily of impairment losses, bad debt provisions, salaries and benefits related to our management, accounting and finance, legal and human resources teams and other operating expenses.

Impairment charge on long term investments     Impairment charge on long term investments consists of the recognition of the fully impairment of our investment in Phoenix Intelligent Credit Group Ltd as of March 31, 2020.

Finance cost     Finance cost consists primarily of interest expenses for senior notes.

Share-based compensation     Share-based compensation was US$0.3 million in the fiscal year ended March 31, 2020, compared to US$6.6 million in the fiscal year ended March 31, 2019 and US$1.8 million in the fiscal year ended March 31, 2018. The decrease was attributable to awards granted under the Amended and Restated 2016 Equity Incentive Plan which began vesting on November 3, 2017 and was mostly amortized in the fiscal year ended March 31, 2019.

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

PRC

Our subsidiary, Hexin Yongheng and Tianjin Haohongyuan, and our consolidated VIEs, Hexin E-Commerce, Wusu Company and Hexin Digital, and subsidiaries of Hexin E-Commerce, all established in the PRC, are subject to the PRC statutory income tax rate of 25%, according to the EIT Law. Our VIE, Hexin E-Commerce, was granted the “high technology enterprise” status since January 1, 2015 and thus qualified to a preferred income tax rate of 15%. Substantially all our pre-tax income originates from Hexin E-Commerce and its branches, which qualified as “high technology enterprises” in 2017 and therefore are subject to 15% statutory income tax rate starting March 25, 2016. However, Horgos Qinhe Electronic Technology Co., Ltd. and Horgos Bozhishuntai Venture Capital Co., Ltd., both of which were established in November 2017, are subject to a preferred income tax rate of 0% for a period of five years after their inception, as they were incorporated in the Horgos Economic District.

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

In the fiscal years ended March 31, 2018, 2019 and 2020, the income tax provision was US$11.0 million, US$1.9 million and US$4.3 million, respectively. Our effective tax rates for the fiscal years ended March 31, 2018, 2019 and 2020 were 14.4%, 25.3% and (6.4%), respectively.

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

We began our business operations in March 2014. Due to our limited operating history, period-to-period comparisons discussed below may not be meaningful and are not indicative of our future trends. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may not be able to maintain the fast growth rate we had experienced in the past and may not be able to manage our growth effectively.”

	For the Fiscal Years Ended March 31,
	2018	2019	2020
	US$	US$	US$
NET REVENUES	107,257,841	61,330,504	11,435,060
OPERATING COSTS AND EXPENSES
Service and development	8,495,768	7,396,835	4,994,059
Sales and marketing	15,241,637	32,322,003	16,467,076
General and administrative	5,816,130	9,928,512	26,452,637
Finance cost	—	—	2,511,720
Impairment charge on long-term investments	—	—	29,189,836
Share-based compensation	1,828,868	6,585,386	347,466
Total operating costs and expenses	31,382,403	56,232,736	79,962,794
INCOME (LOSS) FROM OPERATIONS	75,875,438	5,097,768	(68,527,734)
Total other income, net	660,877	2,307,485	1,598,086
INCOME (LOSS) BEFORE INCOME TAXES	76,536,315	7,405,253	(66,929,648)
INCOME TAXES EXPENSES	11,025,690	1,872,672	4,268,731
NET INCOME (LOSS)	65,510,625	5,532,581	(71,198,379)

The following table sets forth our revenues breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2018	2019	2020
	US$	US$	US$
Revenues(1)
Loan facilitation service	117,984,295	66,782,312	3,666,244
Loan management service	508,948	—	—
Post-origination service	4,213,862	11,418,182	7,086,591
Recommendation service	—	858,796	3,754,738
Interest income	590,122	3,552,983	4,511,969
Others	21,434	1,491	10,218
Total revenues	123,318,661	82,613,764	19,029,760
Business and sales related taxes	890,414	773,382	228,154
Cash incentives	15,170,406	20,509,878	7,366,546
Risk reserve liability charge	—	—	—
Net Revenues	107,257,841	61,330,504	11,435,060

(1)                                 Represents amounts net of VAT.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

Net revenues

Net revenues during the fiscal year ended March 31, 2020 was US$11.4 million, representing a decrease of 81.4% from US$61.3 million in the fiscal year ended March 31, 2019.

•                                         Loan facilitation revenue   Loan facilitation revenue decreased by US$63.1 million, or 94.5%, from US$66.8 million in the fiscal year ended March 31, 2019 to US$3.7 million in the fiscal year ended March 31, 2020. The decrease was primarily due to a decrease in the volume of credit loans facilitated through our marketplace, which was in turn caused by (i) a decrease in the amount of investments from investors due to the industry turmoil caused by tightened regulation, (ii) a decrease in the number of borrowers for credit loans due to the application of stricter internal control, and (iii) our cessation to offer new loans for online investors’ subscription since November 2019. See “Item 4. Information on the Company—B. Business Overview—Compliance Initiatives”.

During the fiscal year ended March 31, 2020, the volume of credit loans facilitated through our online marketplace decreased by 92.0%, from US$564.9 million in the fiscal year ended March 31, 2019 to US$43.5 million in the fiscal year ended March 31, 2020. The decrease in the volume of credit loans facilitated through our marketplace was driven by (i) a decrease in the amount of investments on our marketplace from US$564.9 million in the fiscal year ended March 31, 2019 to US$43.1 million in the fiscal year ended March 31, 2020, and (ii) a decrease in the number of borrowers for credit loans from 84,891 in the fiscal year ended March 31, 2019 to 31,002 in the fiscal year ended March 31, 2020.

Since we derive our loan facilitation revenue from charging service fees from borrowers after successful facilitation of loans, loan facilitation revenue for the fiscal year ended March 31, 2020 decreased as a result of the above.

•                                         Loan management revenue   We did not generate any loan management revenue in the fiscal year ended March 31, 2020 due to our continuing corporate strategy of focusing more on credit loans, rather than secured loans, which led to a slowdown of secured loans transacted on our online marketplace and ultimately our cessation of facilitating secured loans in the third quarter of the fiscal year ended March 31, 2018.

•                                         Post-origination revenue   Post-origination revenue decreased from US$11.4 million in the fiscal year ended March 31, 2019 to US$7.1 million in the fiscal year ended March 31, 2020, due to (i) the rolling impact of deferred transaction fees, and (ii) a decrease in service fees we received from investors for using the Company’s automatic investment program.

•                                         Recommendation service revenue   We started to provide recommendation services by referring certain borrowers to financial partners since December 2018. Such services primarily include referral through our marketplace that directs users to financial partners. We receive referral fees from the financial partners and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the years ended March 31, 2019 and 2020, we earned US$0.9 million and US$3.8 million recommendation service revenue from our partnership with the Funding Partner, respectively.

•                                         Interest income   Interest income increased from US$3.6 million in the fiscal year ended March 31, 2019 to US$4.5 million in the fiscal year ended March 31, 2020 due to (i) the rolling impact of the loans we issue through Wusu Company, and (ii) the increase of loans we issued through Trust 1. During the fiscal year ended March 31, 2020, we issued a total of US$6.0 million of loans through Trust 1, compared with US$0.1 million in the fiscal year ended March 31, 2019.

Operating costs and expenses     Total operating costs and expenses in the fiscal year ended March 31, 2020 were US$67.0 million, an increase of 19.2% from US$56.2 million in the fiscal year ended March 31, 2019. The increase was primarily due to an increase in general and administrative expenses and finance cost incurred.

•                                         Service and development expenses   Service and development expenses in the fiscal year ended March 31, 2020 were US$5.0million, a decrease of 32.5% from US$7.4 million in the fiscal year ended March 31, 2019. The decrease was primarily attributable to the decrease in custodian bank account management fees based on significantly lower transaction volume.

•                                         Sales and marketing expenses   Sales and marketing expenses in the fiscal year ended March 31, 2020 were US$16.5 million, a decrease of 49.1% from US$32.3 million in the fiscal year ended March 31, 2019. The decrease was primarily due to a decrease in employee expenses, expenses paid to advertising vendors for online acquisition of borrowers and investors.

•                                         General and administrative expenses  General and administrative expenses in the fiscal year ended March 31, 2020 were US$25.5 million, an increase of 166.4% from US$9.9 million in the fiscal year ended March 31, 2019. The increase was primarily attributable to the bad debt provisions for our micro-lending business.

•                                         Finance cost    We incurred finance cost of US$2.5 million in the fiscal year ended March 31, 2020, mainly due to the interest expenses for senior notes in the fiscal year ended March 31, 2020.

•                                         Impairment charge on long-term investments The Company recognized fully impairment of its equity investment in Phoenix Intelligent Credit Group Ltd as of March 31, 2020.

•                                         Share-based compensation   Share-based compensation in the fiscal year ended March 31, 2020 was US$0.3 million, a decrease of 94.7% from US$6.6 million in the fiscal year ended March 31, 2019. The decrease was attributable to decrease in the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan. For the fiscal year ended March 31, 2020, 23,153 of the options granted have been vested, and 12,967 of the restricted share units granted have been vested.

Total other income (expense)     Our other income was US$1.6 million in the fiscal year ended March 31, 2020, as compared to other income of US$2.3 million in the fiscal year ended March 31, 2019, due to increase in other expenses in the fiscal year ended March 31, 2020.

Provision for income tax     Our income tax expense was US$4.3 million in the fiscal year ended March 31, 2020, as compared to US$1.9 million in the fiscal year ended March 31, 2019, primarily due to the non-recognition of deferred tax assets of US$3.6 million in the fiscal year ended March 31, 2020.

Cash incentives     The cash incentives we paid to investors decreased by US$13.1 million, or 64.1%, from US$20.5 million in the fiscal year ended March 31, 2019 to US$7.4 million in the fiscal year ended March 31, 2020. This decrease was primarily due to a decrease in customer acquisition incentive payments made in the fiscal year ended March 31, 2020 as a result of our cessation to offer new loans for online investors’ subscription since November 2019. In our referral incentive program, the existing investor earns an annualized cash incentive of around 1% based on the funds invested by the new investor in the first year. In our promotional incentive program, the cash incentive amount usually represents approximately 0.3% to 0.5% of the minimum investment amount required from investors who participate in that program. We recognize cash incentive payments as a reduction of revenues when paid. Our post-origination service fee generated from these loan investments represents approximately 0.7% to 2.2% of the loan investment amount and is recognized when investors receive each interest payment from borrowers over the term of the loan. Due to the timing difference in bookkeeping, for the fiscal years ended March 31, 2019 and 2020, our cash incentive payments were higher than the post-origination revenues recognized. However, over the term of each individual loan, our total post-origination service fee from each investor, generated from loans with funds invested through our cash incentive program, is expected to exceed the incentive payments.

Risk reserve liability charge     Since February 1, 2017, we have terminated this risk reserve liability policy and introduced an insurance arrangement with a third-party insurer to protect investors against the risk of borrower defaults. Therefore, we did not incur any risk reserve liability charge during the fiscal years ended March 31, 2019 and 2020.

Net income (loss)     As a result of the foregoing, we recorded a net loss of US$71.2 million in the fiscal year ended March 31, 2020, compared to a net income of US$5.5 million in the fiscal year ended March 31, 2019.

Fiscal Year Ended March 31, 2019 Compared to Fiscal Year Ended March 31, 2018

Net revenues

Net revenues during the fiscal year ended March 31, 2019 was US$61.3 million, representing a decrease of 42.8% from US$107.3 million in the fiscal year ended March 31, 2018.

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

•                   Interest income   Interest income increased from US$0.6 million in the fiscal year ended March 31, 2018 to US$3.5 million in the fiscal year ended March 31, 2019, as our microlending business continued to grow since its inception in the second quarter of fiscal year 2018. The total amount of microlending loans we originated in the fiscal year ended March 31, 2019 was RMB828.0 million (US$116.9 million), representing an increase of 260.0% from RMB230.0 million (US$32.5 million) in the fiscal year ended March 31, 2018. The average interest rate we charged our microlending borrowers in the fiscal year ended March 31, 2019 was 7.0%.

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

Changes in Financial Position

As of March 31, 2020, our cash and cash equivalents were US$10.9 million, representing a decrease of US$46.5 from US$57.4 million as of March 31, 2019, mainly due to a net loss of US$71.2 million. In the fiscal year ended March 31, 2020, our net cash generated from investing activities was US$12.8 million, compared to the net cash used in investing activities of US$68.1 in the fiscal year ended March 31, 2019, primarily attributable to the collection of loan receivables of US$33.8 million.

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

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments — Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new leases standard. This ASU is effective upon issuance. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

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

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for non-public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU will become effective for the Company’s annual and interim periods beginning in January 1, 2021, and early adoption is permitted. The Company is evaluating the impact of this standard on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017, 2018 and 2019 were increases of 2.1%, 1.6%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

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

Consolidated Trust

The Company has established Trust 1 in December 2018 with the Trust Company as part of its strategy to diversify and expand its funding sources from individuals to institutional investors. Pursuant to the terms of the agreement between Hexin E-Commerce and the Trust Company, the Trust Company facilitates personal credit loans through Trust 1 to borrowers referred by the Company. The initial term of the agreement is five years. The Company receives service fee revenues from the Trust Company for borrower referral, credit assessment services, and assistance in the loan facilitation process. As of March 31, 2019, Trust 1 was just established and started to facilitated loans to borrowers. As part of the above arrangements, the Company provides loan facilitation and post-origination services to Trust 1. The Company’s liability is capped at the initial cash of US$6.0 million set in the fund.

The Company holds significant variable interest in Trust 1 through (1) providing funds for the loan facilitation and (2) the service fee charged. Through the transaction fees and deposits, the Company has the right to receive benefits from Trust 1 that could potentially be significant to Trust 1. The Company also has power to direct the activities that most significantly affect the economic performance of Trust 1 by providing the loan servicing and default loan collection services. Accordingly, the Company is considered the primary beneficiary of the Trust 1 and has consolidated Trust 1’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements. The assets of Trust 1 are not available to creditors of the Company. All assets of Trust 1 are collateral for Trust 1’s obligations and can only be used to settle Trust 1’s obligations. As the Company provides funds to Trust 1 for the loan facilitation, the Company recognized loan receivables in the consolidated balance sheet as of March 31, 2020.

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

Revenues Recognition

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

The revenues generated from P2P business are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606).

The core principle of the guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

•             Step 1: Identify the contract (s) with a customer

•             Step 2: Identify the performance obligations in the contract

•             Step 3: Determine the transaction price

•             Step 4: Allocate the transaction price to the performance obligations in the contract

•             Step 5: Recognize revenues when (or as) the entity satisfies a performance obligation

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

The amount of the transaction price allocated to performance obligations that are unsatisfied as of March 31, 2020 are US$567,662, all of which pertain to post-origination service. As the payment terms of the loans facilitated by the Company are all within one year, any unsatisfied performance obligation as of year-end will be satisfied in the next year.

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

•                                         Revenues from loan facilitation services

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

•                                         Revenue from loan management service

For the years ended March 31, 2018 and 2017, the Company facilitated certain secured loans through its online lending marketplace and provided loan management service on reviewing the secured loan borrower’s pledged asset condition and updating secured asset information and status over the term of the secured loan period. Revenue from loan management service are recognized over the period of loan on a straight line basis. The Company has no longer facilitated any secured loans through its online lending marketplace since March 31, 2018, as a result the revenue from loan management service was nil for the years ended March 31, 2020 and 2019.

•                                         Revenue from loan recommendation service

The Company started to provide recommendation services by referring certain borrowers to financial institutions since December 2018. Such services primarily include referral through the Company’s marketplace that directs users to financial institutions. The Company receives a referral fee from the financial institutions and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the years ended March 31, 2020, the Company earned US$ 3,754,738 recommendation service revenue from its partnership with the Funding Partner.

•                                         Interest income

The Company lends funds to borrowers up to their approved credit amount since August 2017 through its consolidated VIE and consolidated Trust 1. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was US$4,511,969, US$3,552,983 and US$590,122 for the years ended March 31, 2020, 2019 and 2018, respectively, which was included as net revenue in the accompanying consolidated statements of comprehensive income.

•                                         Other revenue

Other revenue includes one-time fees for loan transfers and other general fees charged to borrowers, which are recognized when the related performance is completed.

•                                         Cash incentives to investors

To expand its market presence, the Company provides cash incentives to qualified investors within a limited period. During the relevant incentive program period, the Company sets certain thresholds for the investor to qualify to enjoy the cash incentives. When qualified investment is made, cash coupons are provided to investors to reduce the amount of investment required to purchase financial products. In accordance with ASC 606, the cash incentives provided are accounted for as reduction of revenue. Cash incentives accounted for as reduction of revenue amounted to US$7,366,546, US$20,509,878 and US$15,170,406 for the fiscal years ended March 31, 2020, 2019 and 2018, respectively.

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

Accounts receivable, contract assets and allowance for uncollectible accounts

Accounts receivable are related to the recommendation service and loan facilitation income in relation to loans facilitated by the Company. Contract assets represent the right to consideration in exchange for services that the Company has transferred to the customer before payment is due. The Company’s right to consideration for the monthly fees of post-origination service is conditional on the investors’ actual return, as investors have the right to early terminate the investment prior to the maturity. As such, the Company records a corresponding contract asset for the monthly post-origination service that have already been delivered in relation to loans facilitated on the platform when recognizing revenue from post-origination service. Contract assets represent the right to consideration in exchange for post-origination services that the Company has transferred to the customer before payment is due. The Company only recognizes contract assets to the extent that the Company believes it is probable that it will collect substantially all the consideration to which it will be entitled in exchange for the services transferred to the customer. The contract assets will not be reclassified to a receivable given that the right to invoice and the payment due date is the same date. Per ASC 606-10-45-3, an entity shall assess a contract asset for impairment in accordance with Topic 310 on receivables. Per ASC 606-10-50-4a, impairment losses recognized on receivables or contract assets, are disclosed separately from other impairment losses.

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. There were no past-due accounts receivable balance as of March 31, 2020 and 2019. As of March 31, 2020, and 2019, the account receivable balance was US$ 271,804 and US$140,639 respectively and included in accounts receivable of the consolidated balance sheet. As of March 31, 2020, and 2019, the allowance for uncollectible account receivable balance was US$269,920 and nil.

Loans receivable

Since August 2017, the Company started to engage in the micro-lending business and target at the borrowers in the PRC. Loans receivable represent loan originated by the Company, which is due from the qualified individual borrowers. As of March 31, 2020 and 2019, the loans are typical with loan terms ranging from 12 months to 36 months with annual interest charge from 6% to 8%. The Company has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at the historical carrying amount, net of allowance for uncollectible loans receivable.

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

Income taxes

The Company’s subsidiary and its consolidated VIEs in the PRC are subject to the income tax laws of the relevant tax jurisdictions. No taxable income was generated outside the PRC for the years ended March 31, 2019, 2018 and 2016. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely that some portion or all of the deferred tax asset will not be realized. As of March 31, 2018, no valuation allowance is considered necessary. The Company has provided US$276,739 valuation allowance for the years ended March 31, 2019. For the year ended March 31, 2020, the Company provided full valuation allowance on the deferred tax assets.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

B.            Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, capital raised from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2018, 2019 and 2020, we had US$132.6 million, US$57.4 million, and US$10.9 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2018, 2019 and 2020, our working capital (excluding the amount due from related parties) amounted to a deficit of US$139.3 million, US$71.1 million and US$46.6 million, respectively. We believe that our current cash, cash flows provided by operating activities, net proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries, including our joint venture and our consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon direct and indirect dividends paid by our subsidiaries and consolidated affiliated entities. If any of our subsidiaries or consolidated affiliated entities or any newly formed subsidiaries or consolidated affiliated entities incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated entities are permitted to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, except for our joint venture, are required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve. Our PRC subsidiaries and consolidated entities may also set aside a portion of their respective after-tax profits to fund the employee welfare fund at the discretion of the board of directors or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries or consolidated affiliated entities, as applicable.

Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of US$0.5 million, US$0.9 million and US$0.3 million in the fiscal years ended March 31, 2018, 2019 and 2020, respectively, primarily due to purchases of electronics, office equipment, vehicle and leasehold improvements for our office as a result of our business growth.

Loan Performance Data

Delinquency Rates

We define the delinquency rates as of the end of the period as the outstanding balance of principal and interest that were 15 to 29, 30 to 59 and 60 to 89 calendar days delinquent as a percentage of the total outstanding balance of principal and interest for the relevant group of loans during such period.

The following tables set forth our delinquency rates for all loans as of March 31, 2018, 2019 and 2020, respectively:

	Delinquent for (1)
	15 - 29 days		30 - 59 days		60 - 89 days		More than 90 days
	RMB	US$ (2)	RMB	US$ (2)	RMB	US$ (2)	RMB	US$ (2)
	(in thousands, except percentages)
As of March 31, 2018
Unpaid balance of principal and interest	6,386	1,018	14,626	2,332	11,551	1,841	94,171	15,013
Delinquency rate	0.066%	0.066%	0.152%	0.152%	0.120%	0.120%	0.980%	0.980%

As of March 31, 2019
Unpaid balance of principal and interest	23,069	3,437	30,300	4,515	33,001	4,917	339,418	50,575
Delinquency rate	0.257%	0.257%	0.337%	0.337%	0.367%	0.367%	3.778%	3.778%

As of March 31, 2020
Unpaid balance of principal and interest	36,890	5,299	49,684	7,137	52,771	7,580	690,272	99,151
Delinquency rate	0.531%	0.531%	0.715%	0.715%	0.759%	0.759%	10.539%	10.539%

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

The following table provides the amount of loans generated through our marketplace during each of the periods presented and the corresponding accumulated M3+ Net Charge-off and M3+ Net Charge-off Rates data as of March 31, 2020 for the loans facilitated during each of the periods presented.

	M3+ Net Charge-off Rates
	Amount of loans facilitated during the period		Accumulated M3+ Net Charge-off as of March 31, 2020		Total M3+ Net Charge-off Rate as of March 31, 2020
Loan issued period	(RMB)	(US$) (1)	(RMB)	(US$)(2)	Percentage
	(in thousands)		(in thousands)
From April 1, 2017 to March 31, 2018	8,268,844	1,248,033	392,981	62,650	4.75%
From April 1, 2018 to March 31, 2019	3,788,185	564,895	108,610	16,183	2.87%
From April 1, 2019 to March 31, 2020 (3)	303,983	43,653	10,211	1,467	3.36%

(1)        The exchange rate of amount of loans facilitated during a given period between the RMB and the U.S. dollar for a given period was calculated using the average of the daily exchange rates during such given period.

(2)        The exchange rate of accumulated M3+ net charge-off as of March 31, 2020 between the RMB and the U.S. dollar for a given period was calculated using the period-end exchange rate for such given period.

(3)        Loans issued between January 1, 2020 and March 31, 2020 cannot be delinquent for over three months, as of March 31, 2020, and thus are not factored into the calculation of the M3+ Net Charge-off Rates for this vintage.

Historically, we have been able to effectively manage the quality of our products and achieve a balance between the growth of loan origination volume and realized delinquency rates. The steady increase in the M3+Net Charge- off between fiscal year 2017 and 2018 was primarily due to (i) the significant increase of the amount of loans we facilitated during the fiscal year ended March 31, 2018; and (ii) the fact that the loans we facilitated generally have terms ranging from 12 to 36 months, and therefore require several months to demonstrate the delinquent effect. The decrease in the amount of credit loans we facilitated during the fiscal year ended March 31, 2019 and further decrease during the fiscal year ended March 31, 2020 resulted in the decrease in both M3+ Net Charge-off and M3+ Net Charge-off Rates during the corresponding year.  Although investor’s entitlement under the loans are protected by the third-party guarantee company, if widespread defaults were to occur, investors may still lose confidence in our platform and our business and results of operations may be materially and adversely affected.

Our business and financial performance depend on our ability to manage and forecast net charge-off rates. However, given our limited operating history, we have limited information on historical charge-off rates, and as a result, we may not be able to conduct an accurate forecast for our target borrower group. In addition, due to the uncertainty of industry regulations, we expect borrower credit performance to be volatile in the foreseeable future, which may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions. See “Item 4. Information on the Company—B. Business Overview—Our Technology and Risk Management System.”

Microlending Business

In August 2017, we began operating our online microlending business by directly originating microlending loans to microlending borrowers through Wusu Company, which operates with a registered capital of RMB200 million (US$28.2 million) to originate loans with a loan receivable balance of RMB180 million (US$25.4 million) as of March 31, 2018. Registered in Wusu City, Xinjiang Province, the online microlending business operates nationwide and exclusively uses online customer acquisition channels. Wusu Company’s registered capital was increased to RMB500 million (US$70.6 million) in September 2018, with a loan receivable balance of RMB512.1 million (US$76.3 million) and RMB279.3 million (US$39.5 million) as of March 31, 2019 and 2020.The excess of the loan receivable balance over the registered capital mainly derives from microlending loans originated using interest income generated from the operation of Wusu Company’s microlending business. We have ceased to develop new microlending business opportunities as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019.

While leveraging on our existing risk management capabilities, the microlending business focuses on originating larger-sized consumer loans ranging from RMB0.1 million (US$14,123) to RMB6.0 million (US$0.8 million) with terms of 12 to 36 months on a lower APR than that of our credit loans. Depending on the terms of the microlending loans, microlending borrowers may repay equal installments of principal and interest on a monthly basis, or they may repay only interest on a monthly as-accrued basis and principal upon maturity. Wusu Company uses the interest income generated from the operation of its microlending business to further originate loans.

The total amount of microlending loans we originated in the fiscal year ended March 31, 2020 was RMB0.5 million (US$0.1 million), representing an decrease of 99.9% from RMB828.0 million (US$116.9 million) in the fiscal year ended March 31, 2019. The interest rate we charged our borrowers in the fiscal year ended March 31, 2020 was 6%. This is primarily due to the ceasing of our microlending business as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019.

From the inception of our microlending business to March 31, 2020, we have originated a total number of 477 microlending loans to 81 microlending borrowers, of which 189 microlending loans were outstanding as of March 31, 2020, representing a total amount of RMB279.3 million (US$39.4 million). We have ceased to develop new microlending business opportunities as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019.

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

The shift in business strategy to microlending business is beneficial and in the best interest of us because the microlending business provides quality microlending borrowers with direct financing opportunities with a higher average borrowing limit than that of our marketplace, thus likely to generate more diversified returns for us. Since September 30, 2019, the principal business of Wusu Company has been changed to trading, provision of technological promotion services and import and export.

C.                                    Research and Development

As of March 31, 2020, we have a dedicated product development team consisting of 52 full-time employees. This team is responsible for developing and implementing new products to introduce on to our marketplace.

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

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2020.

F.                                     Tabular Disclosure of Contractual Obligations

Contractual obligations and commitments

We lease our main office space under an irrevocable operating lease agreement. Rental expenses under operating leases in the fiscal years ended March 31, 2018, 2019 and 2020 were US$1,163,326, US$2,219,743, and US$1,976,738, respectively. Effective on April 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method in relation to right of use lease assets. See “Item 18. Financial Statements — Note 10 — Right of Use Lease Assets.”

The following table sets forth our future minimum lease payments under irrevocable operating lease agreements as of March 31, 2020:

Minimum lease payment
Fiscal Years ending March 31,	US$
2021	808,050
2022	31,813
2023	—
2024	—
2025 and thereafter	—
Total	839,863

As of March 31, 2018, 2019 and 2020, there was no liability recorded in relation to the risk reserve liability, respectively. As our risk reserve liability policy has been discontinued and replaced by a third-party insurance arrangement since February 1, 2017, there was no risk reserve liability charge in the fiscal years ended March 31, 2018, 2019 and 2020.

In March 2019, we issued a US$20 million three-year senior unsecured note due 2022 to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited. Under the arrangement, the senior unsecured note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2018, 2019 and 2020, respectively. During the fiscal year ended March 31, 2019, Hexin E-Commerce entered into an agreement with the Funding Partner, where Hexin E-Commerce has a contractual obligation to borrowers while the guarantee liability as of March 31, 2019 is assessed as nil by an independent third-party valuation firm.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Xiaobo An	37	Director, chairman and chief executive officer
Rui (Kerrie) Zhang	37	Chief financial officer
Luping Wei	32	Director and Vice President of Operations
Non-Executive Directors:
Stephen Markscheid	66	Independent director
Dagang Guo	48	Independent director
David Wei Tang	53	Independent director

Executive Officers

Mr. Xiaobo An , aged 37, founded and has held the position of our chairman since the inception of our business. He became our director in February 2017 and our chief executive officer in May 2019. Before founding our company and the creation of the “Hexin” brand, Mr. An founded Beijing Zhongdashixing Business Co., Ltd, Hexindai Wealth Management Co., Ltd, Hexindai and Hexindai Financial Information (Beijing) Co., Ltd. He served as a credit approval manager in Huaxia Bank from 2004 to 2008 where his responsibilities included the supervision of credit card application review. Mr. An received a bachelor’s degree in advertising from Hebei University. He was awarded the “Outstanding Innovator of the Financial Industry in China” title by the prestigious Economy magazine and Huazun Prize panel in 2014.

Ms. Rui (Kerrie) Zhang, aged 37, has served as our chief financial officer since August 2019. Ms. Zhang joined the Company in 2017 where she served as our financial reporting director. From May 2016 to April 2017, Ms. Zhang served as the strategy development director and board secretary for Shanghai AkPurna Investment Management Co., Ltd., Akcome’s fintech platform, where she was responsible for formulating and developing the company’s long-term strategy, operational planning, and providing ongoing support to the Board of Directors. From April 2011 to May 2016, Ms. Zhang served in various departmental roles including board secretary, project investment manager, investor relations manager, and group finance manager at ReneSola Ltd. (NYSE: SOL) where she helped create and improve their corporate governance framework. Ms. Zhang received a bachelor’s degree in business administration from Northwest University and a master’s degree in professional accounting from the University of Sydney.

Ms. Luping Wei, aged 32, has served as our vice president of operations since 2019. She joined the Company in 2013 as an Operations Manager and advanced to the Operations Director in 2018. She became our director in January 2020. Prior to joining Hexindai, she worked in multiple firms where she was responsible for the operation of websites and new media, and developed unique and considerable experience in the operational management of internet companies.

Non-executive Directors

Mr. Stephen Markscheid, aged 66, has served as our independent director since October 24, 2017. Mr. Markscheid currently serves as an independent director of ZZ Capital International, a Hong Kong GEM Board-listed company (HK GEM: 08295), Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ —listed company (NASDAQ: FANH), and Jinko Solar Inc., a New York Stock Exchange-listed company (NYSE: JKS). From 1998 to 2006, Mr. Markscheid served as director and later as senior vice president at different group companies of General Electric, where he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to General Electric, from 1994 to 1997, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago and has years of professional experience in the financial services industries. He obtained a bachelor of arts degree from Princeton University in 1976, a master’s degree in international affairs from Johns Hopkins University in 1980, and a master’s degree in business administration from Columbia University in 1991.

Mr. Dagang Guo, aged 48, has served as our independent director since October 24, 2017. From 2014 to 2018, Mr. Guo served as the Secretary General of Beijing Internet Finance Industry Association. From 2012 to 2014, Mr. Guo served as Investment Director in Beyond Fund and Member of Investment Committee in Guotai Venture Capital Co. Ltd. From 2009 to 2012, Mr. Guo served as the General Manger of Business Development in ECS Technology China Ltd. From 2002 to 2009, Mr. Guo served as Product Director of Digital China, a Shenzhen Stock Exchange-listed company (SZ: 000034). Mr. Guo obtained his bachelor’s degree in Taiyuan University of Technology in 1994, and his master’s degree in FMBA from Cheung Kong Graduate School of Business in 2015.

Mr. David Wei Tang, aged 53, has served as our independent director since October 24, 2017. Mr. Tang currently serves as an independent director of Luokung Technology Corp. a NASDAQ-listed company (NASDAQ: LKCO). Prior to joining our Company, Mr. Tang served as President of Huakang Financial Holdings, a Chinese multi-disciplinary financial holdings group with subsidiaries in investments, insurance, wealth management and financial technology. From 2008 to 2010 and from 2012 to 2013, Mr. Tang served as Vice President, Chief Financial Officer and Chief Strategy Officer of Vimicro Corporation, a NASDAQ-listed company (NASDAQ: VIMC). Prior to that, from 2006 to 2008 he served as the Chief Financial Officer of Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), from 2003 to 2004, he served as the Chief Financial Officer of IRICO Group, a Hong Kong Stock Exchange-listed company (HKSE: 438) and in 2000, he served as the Chief Financial Officer of Chinasoft International, a Hong Kong Stock Exchange-listed company (HKSE: 354). Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang received a master’s degree in business administration from the Stern School of Business, New York University.

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

B.                                   Compensation

For the fiscal year ended March 31, 2020, we paid an aggregate of approximately US$431,875 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

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

Authorized Shares     The maximum aggregate number of shares that may be issued under the Amended and Restated 2016 Equity Incentive Plan is 6,312,000 of our ordinary shares, adjusted for the nominal share issuance (please see Note 18 to the consolidated financial statements for additional information related to the nominal share issuance), plus an annual increase on the last day of the last fiscal year, starting in the fiscal year ended March 31, 2017, by an amount equal to (i) 15% of the total number of outstanding shares of our common shares less (ii) the total number of unissued shares under the Amended and Restated 2016 Equity Incentive Plan less (iii) the total number of shares subject to then-outstanding awards under the Amended and Restated 2016 Equity Incentive Plan, in each case of (i), (ii) and (iii) as of the last calendar day of the last immediately preceding fiscal year. Ordinary shares issued pursuant to awards under the Amended and Restated 2016 Equity Incentive Plan that are forfeited or cancelled or otherwise expired, will become available for future grant under the Amended and Restated 2016 Equity Incentive Plan. The shares that are tendered by a participant of the Amended and Restated 2016 Equity Incentive Plan or withheld by us to pay the exercise price of an option or to satisfy the participant’s tax withholding obligations in connection with an award shall not be added back to the limit of the Amended and Restated 2016 Equity Incentive Plan. During the term of the Amended and Restated 2016 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of ordinary shares available for issue to satisfy the requirements of the Amended and Restated 2016 Equity Incentive Plan.

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

Granted Options and Restricted Share Units     As of March 31, 2020, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units were 4,320,954 and 32,234, respectively. For the fiscal year ended March 31, 2020, 23,153 of the options granted had been vested, and 12,967 of the restricted share units granted had been vested. As of March 31, 2020, 1,447,873 of the options granted had been exercised, and 577,800 of the restricted share units granted had vested.

The following table summarizes, as of March 31, 2020, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Xiaobo An	—	—		—	—
Stephen Markscheid	—	—		—	—
Dagang Guo	—	—		—	—
David Wei Tang	—	—		—	—
Rui (Kerrie) Zhang	*	0.88	(1)	April 1, 2016	March 31, 2026
Luping Wei	*	0.88	(1)	April 1, 2016	March 31, 2026
Other Individuals as a Group	5,832,000	0.88	(1)	April 1, 2016	March 31, 2026
	*	8.60	(1)	July 31, 2018	July 30, 2028

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

The following table summarizes, as of March 31, 2020, the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

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

D.            Employees

We had 400, 552 and 182 full-time employees as of March 31, 2018, 2019 and 2020, respectively. The decrease in the number of employees was primarily due to the winding down of our P2P business. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. The following table sets forth the number of our full-time employees categorized by function as of March 31, 2020:

Function	Number of Employees
Technology	25
Risk Management	6
Operations	45
Product Development	52
Sales and Marketing	10
General and Administrative	44
Total	182

We invest significant resources in the recruitment of employees in support of our business operations. We have established comprehensive training programs, including orientation programs and on-the-job-training, to enhance performance and service quality.

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

E.            Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of June 30, 2020 by:

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

The percentage of beneficial ownership of our ordinary shares is based on 52,461,942 ordinary shares outstanding immediately as of June 30, 2020, including 2,772,954 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan.

	Ordinary Shares Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Xiaobo An (3)	31,980,800	61.0
Stephen Markscheid (4)	*	*
Dagang Guo (5)	*	*
David Wei Tang (6)	*	*
Rui (Kerrie) Zhang	*	*
Luping Wei	*	*
All directors and executive officers as a group	33,016,000	62.9
Principal Shareholders:
Hexin Holding Limited (7)	31,980,800	61.0
Anhe Holding Limited (8)	3,568,230	6.8

Notes:

*                                         Less than 5% of our total outstanding ordinary shares.

(1)           Except for Mr. Stephen Markscheid, Mr. Dagang Guo and Mr. David Wei Tang, the business address of our directors and executive officers is 13th Floor, Block C, Shimao Plaza, No. 92 Jianguo Road, Chaoyang District, Beijing 100020, People’s Republic of China.

(2)           For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2020, by the sum of (i) 52,461,9420 which is the total number of ordinary shares outstanding as of June 30, 2020 (including 2,772,954 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan), and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after June 30, 2020.

(3)           Mr. Xiaobo An does not hold any ordinary share in our company directly. Mr. Xiaobo An, through Hexin Holding Limited, a British Virgin Islands company wholly-owned by him, owns 60.96% of the total outstanding shares of our company. The registered office address of Hexin Holding Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

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

As of June 30, 2020, a total of 8,230,704 ordinary shares were held by two record holders in the United States, including 7,809,904 ordinary shares (of which 2,772,954 ordinary shares were reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan) held by Citibank N.A., our depositary, representing 34.62% of our total outstanding shares, but excluding 1,165,883 ordinary shares represented by the ADSs repurchased by the Company.

B.            Related Party Transactions

Contractual Arrangements

Hexin Information, incorporated in December 2015, and Hexin Financial Information, incorporated in April 2014, are both wholly-owned by Hexin Financial Technology as of the date of this annual report on Form 20-F. Mr. Xiaobo An is the sole executive director and beneficial owner of Hexin Financial Technology, and therefore controls each of Hexin Information and Hexin Financial Information. Hexin Information and Hexin Financial Information are both engaged in the provision of financial advisory services, including investment advisory, investment consulting, asset management services, project investment and insurance brokerage services, lease financing and health management services to urban and rural residents in China, including small and micro- enterprise owners, fixed income employees, college students and rural households. The provision of investment consulting services, including asset management services, project investment management services and insurance brokerage services, represent the most profitable business activity of Hexin Group. Except as otherwise disclosed in this 20-F, the operations, financial and business administration functions of Hexin Information and Hexin Financial Information are separate from Hexin E-Commerce and our Company.

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

The net balance of funds, totaling approximately RMB28.8 million (US$4.1 million), which was the amount due to Hexin E-Commerce as of March 31, 2017, was paid to us in full on September 27, 2017. There was no related party balance due from Hexin Group as of March 31, 2018, 2019 and 2020, respectively. The expenses paid by Hexin Group were primarily for business operations including employee salaries, professional fees and advertising expenses. For the fiscal years ended March 31, 2018, 2019 and 2020, there were no expenses paid by Hexin Group on behalf of Hexin E-Commerce, respectively. Funds of Hexin E-Commerce used by Hexin Group representing the cash flow from our revenue that was transacted at Hexin Group’s bank accounts were nil, nil and nil for the fiscal years ended March 31, 2018, 2019 and 2020 respectively. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.”

Hexin E-Commerce has relied on Hexin Group with respect to acquisition of borrowers through offline networks. Hexin Information and Hexin Financial Information are both engaged in provision of financial advisory services to urban and rural residents in China, including small and micro-enterprise owners, fixed income employees, college students and rural households. Hexin Information is focused on unsecured credit loans, while Hexin Financial Information is focused on secured loans. Hexin Information and Hexin Financial Information had extensive on-the-ground sales networks through and have each accumulated an extensive borrower base. Hexin E-Commerce’s offline borrowers are mainly referred by Hexin Information with respect to unsecured credit loans and by Hexin Financial Information with respect to secured loans. In the fiscal year ended March 31, 2020, the total amount of loans to borrowers acquired through our offline channels constituted 80.9% of the total amount of loans we facilitated, compared to 88.7% and 76.9% for the fiscal year ended March 31, 2018 and 2019, respectively. Borrowers referred by Hexin Group enter into separate agreements with each of Hexin E-Commerce and Hexin Information or Hexin Financial Information and pay consultation fees separately. Hexin E-Commerce does not pay fees to Hexin Information or Hexin Financial Information with respect to such referrals.

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

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Hexin Yongheng, our PRC subsidiary, Hexin E-Commerce, Wusu Company and Hexin Digital, our variable interest entities, and the shareholders of Hexin E-Commerce, Wusu Company and Hexin Digital. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.” We operate our online microlending business through contractual arrangements among Hexin Yongheng, our PRC subsidiary, Wusu Company, our variable interest entity, and the shareholders of Wusu Company. We operate our social e-commerce platform Xiaobai Maimai through a series of contractual arrangements entered into among Hexin Yongheng, Hexin Digital and Hexin Jinke. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin E-Commerce, Wusu Company and Hexin Digital.”

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

Dividend Policy

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The aggregated dividend payments to shareholders amounted to US$19,547,532 in the fiscal year ended March 31, 2019. The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time.

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

ITEM 9. THE OFFER AND LISTING

A.            Offering and Listing Details

Our ADSs, each representing one ordinary share, have been listed on the NASDAQ since November 3, 2017. The ratio of ADS representing its ordinary shares is being amended from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The effect of the ratio change on the ADS trading price on the NASDAQ Global Market is expected to take place at the open of business on August 24, 2020 (U.S. Eastern Time). Our ADSs trade under the symbol “HX.”

The last reported trading price for our ADSs on March 31, 2020 was US$0.42 per ADS. The following table provides the high and low trading prices for our ADSs on the NASDAQ since the date of our initial public offering.

	Trading Price (US$)
	High	Low
Annual Highs and Lows
Fiscal Year ended March 31, 2020	3.80	0.25
Quarterly Highs and Lows
First Quarter of Fiscal Year ended March 31, 2020	3.80	2.02
Second Quarter of Fiscal Year ended March 31, 2020	2.6	1.4
Third Quarter of Fiscal Year ended March 31, 2020	1.55	0.41
Fourth Quarter of Fiscal Year ended March 31, 2020	0.94	0.25

Monthly Highs and Lows
February 2020	0.57	0.40
March 2020	0.49	0.25
April 2020	0.45	0.33
May 2020	1.69	0.32
June 2020	1.16	0.63
July	1.2	0.72
August (through August 13, 2020)	2.48	0.62

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

C.                                      Material Contracts

Other than a series of contractual arrangements entered into among Hexin Yongheng, Hexin Digital and Hexin Jinke in August 2019, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D.                                      Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law. See also “Item 4. Information on the Company—B. Business Overview—Regulation— Regulations Relating to Foreign Exchange —Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulation on Foreign Currency Exchange” and “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Dividend Distribution.”

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

Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2020 and we do not anticipate becoming a PFIC for our taxable year ending March 31, 2021. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2021 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange translation a foreign exchange translation gain of US$5.9 million in the fiscal year ended March 31, 2018, a foreign exchange translation loss of US$ 6.1 million in the fiscal year ended March 31, 2019 and a foreign exchange translation loss of US$5.6 million in the fiscal year ended March 31, 2020. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently our exposure to foreign exchange risk primarily relates to our cash denominated in U.S. dollars as a result of the proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In 2015 and 2016, the value of the RMB depreciated against the U.S. dollar. The RMB appreciated by 6.71% against the U.S. dollar in 2017 but has depreciated against the U.S. dollar since April 2018. From April 2018 to March 2019, the RMB depreciated by approximately 6.89% against the U.S. dollars. The exchange rate between RMB and U.S. dollars experienced fluctuations from April 2019 to March 2020, and the RMB appreciated by approximately 1.1% against the U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

It is difficult to predict how market forces, including the volatile market conditions arising from the COVID-19 pandemic, or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. Dollar in the future.

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

As of March 31, 2020, we had used all the net proceeds received from our initial public offering, which consisted of approximately US$16.5 million for investment in Phoenix Intelligent Credit Group Ltd. and Musketeer Group Inc., approximately US$18.5 million for brand building, approximately US$4.0 million for share repurchases, and approximately US$4.3 million for general corporate purposes.

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

Based on that evaluation, our management concluded that, as of March 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal year ended March 31, 2018 have been remediated, and our internal control over financial reporting was effective as of March 31, 2019 and 2020.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an “emerging growth company” as such term is defined in the JOBS Act as of March 31, 2020.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Marcum Bernstein & Pinchuk LLP, our independent registered public accounting firm for the fiscal year ended March 31, 2018, by Deloitte Touche Tohmatsu, our independent registered public accounting firm for the fiscal year ended March 31, 2019, and by Wei, Wei & Co., LLP, our new independent registered public accounting firm for the fiscal year ended March 31, 2020. We did not pay any other fees to our auditors during the periods indicated below.

	By Marcum Bernstein & Pinchuk LLP	By Deloitte Touche Tohmatsu	By Wei, Wei & Co., LLP
	Year Ended March 31,
	2018	2019	2020
Audit fees (1)	373,480	675,000	434,000
Tax fees (2)	—	—	—

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

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Marcum Bernstein & Pinchuk LLP, Deloitte Touche Tohmatsu and Wei, Wei & Co., LLP, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 10, 2018, we announced that our board of directors has authorized a share repurchase program under which we may repurchase up to US$25 million of our ordinary shares in the form of ADSs over a period of 12 months. The following table sets forth information about our purchases of outstanding ADSs from December 10, 2018 to June 30, 2020:

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)		Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
December 10, 2018 to December 31, 2018	—	—		—	US$	25 million
January 2019	—	—		—	US$	25 million
February 2019	—	—		—	US$	25 million
March 2019	421,220	US$	3.05	421,220	US$	23.68 million
April 2019	744,663	US$	3.55	744,663	US$	21.01 million
May 2019	—	—		—	US$	21.01 million
June 2019	—	—		—	US$	21.01 million
From July 1, 2019 to June 30, 2020	—	—		—	US$	21.01 million

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

ITEM 16.F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On December 6, 2019, we dismissed Deloitte Touche Tohmatsu, or Deloitte, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the fiscal year ended March 31, 2019.

The audit report of Deloitte on our consolidated financial statements as of March 31, 2019 and for the fiscal year ended March 31, 2019 did not contain an adverse opinion or disclaimer of opinion, were not qualified or modified as to uncertainty, audit scope or accounting principles and included explanatory paragraphs regarding to modified retrospective adoption of ASC 606.

The decision to change the independent registered public accounting firm was recommended and approved by our Audit Committee and the Board of Directors.

During the fiscal year ended March 31, 2019 and through December 6, 2019, the date of dismissal, (a) there were no disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference thereto in its reports on the financial statements for such years, and (b) there were no “reportable events” (as that term is described in Item 304(a)(1)(v) of Regulation S-K). There is no disagreement with Deloitte on the above matters.

A letter from Deloitte regarding the above change in accountants was attached as Exhibit 16.1 to this Form 20-F.

With the dismissal of Deloitte, we engaged Wei, Wei & Co., LLP, or WWC, as our independent registered public accounting firm for the fiscal year ended March 31, 2020. The engagement of WWC was approved by our Audit Committee and the Board of Directors. During the fiscal year ended March 31, 2019 and any subsequent interim periods prior to the engagement of WWC, neither we, nor someone on our behalf, have consulted WWC regarding:

1.              the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that WWC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or

2.              any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3

Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, dated as of November 2, 2017 (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333 - 220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.4

Form of Amendment No. 1 to the Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, and Form of American Depositary Receipt (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333 - 220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.5*	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934

4.1

Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2

Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3

Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4

English translation of the Cooperation Agreement among Hexin E-Commerce, Hexin Information and Hexin Financial Information dated March 17, 2017 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.5

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.6

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.7

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.8

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.9

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.10

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.11

English translation of the Loan Agreement between Hexin Yongheng and Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.12

English translation of the Loan Agreement between Hexin Yongheng and Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.13

English translation of the Loan Agreement between Hexin Yongheng and Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.14

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaobo An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.15

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaoning An, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.16

English translation of the Power of Attorney granted to Hexin Yongheng by Xiaobin Zhai, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.17

English translation of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Hexin E-Commerce, dated November 1, 2016 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.18

Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.19

Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.20

English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.21

English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.22

English version of the Equity Interest Pledge Agreement among Hexin Yongheng, Wusu Company and Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.23

English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.24

English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.25

English version of the Exclusive Option Agreement among Hexin Yongheng, Wusu Company and Hexin Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.26

English version of the Loan Agreement between Hexin Yongheng and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.27

English version of the Loan Agreement between Hexin Yongheng and Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.28

English version of the Loan Agreement between Hexin Yongheng and Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.29

English version of the Power of Attorney granted to Hexin Yongheng and Shiwei Wu, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.30

English version of the Power of Attorney granted to Hexin Yongheng by Hexin E-Commerce, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.31

English version of the Power of Attorney granted to Hexin Yongheng by Ming Jia, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.32

English version of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Wusu Company, dated January 1, 2018 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.33

English translation of 2018 Insurance Agreement between Hexin E-Commerce and Changan Insurance, dated February 1, 2018 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.34

English translation of the Memorandum on the 2018 Insurance Agreement between Hexin E-Commerce and Changan Insurance, dated February 1, 2018 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.35

English translation of Insurance Service Fee Framework Agreement between Hexin E-Commerce and Changan Insurance, dated February 1, 2018 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 30, 2018)

4.36

English translation of the Guarantee Plan between Zhengxuan Guarantee and Hexin E-Commerce Taiyuan Branch, dated November 19, 2018 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 31, 2019)

4.37

Standard Form of Guarantee Scheme issued by Zhengxuan Guarantee, dated November 30, 2018 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 31, 2019)

4.38*	English version of the Equity Interest Pledge Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019

4.39*	English version of the Power of Attorney granted to Hexin Yongheng by Hexin Jinke, dated August 1, 2019

4.40*	English version of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Hexin Digital, dated August 1, 2019

4.41*	English version of the Exclusive Option Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019

4.42*	English version of the Loan Agreement between Hexin Yongheng and Hexin Jinke, dated August 1, 2019

8.1*	List of Subsidiaries of the Registrant

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

15.2

Consent of iResearch (incorporated herein by reference to Exhibit 15.2 to the annual report on Form 20-F (File No. 001-38245), initially filed with the Securities and Exchange Commission on July 31, 2019)

15.3*	Consent of Wei, Wei & Co., LLP, an independent registered public accounting firm

15.4*	Consent of Deloitte Touche Tohmatsu, an independent registered public accounting firm

15.5*	Consent of Marcum Bernstein & Pinchuk LLP, an independent registered public accounting firm

16.1*	Letter dated August 13, 2020 from Deloitte Touche Tohmatsu, pertaining to Item 16F

16.2*	Letter dated August 13, 2020 from Wei, Wei & Co., LLP, pertaining to Item 16F

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*  Filed herewith

** Furnished herewith

170

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Hexindai Inc.

By:	/s/ Xiaobo An
	Name:	Xiaobo An
	Title:	Chairman and Chief Executive Officer

Date:  August 14, 2020

HEXINDAI INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Hexindai, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Hexindai, Inc. and Subsidiaries (the “Company”) as of March 31, 2020, and the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year then ended March 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 10 to the financial statements, the Company has changed its method of accounting for leases on April 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, using the modified retrospective method.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Wei, Wei & Co. LLP

Flushing, New York

August 13, 2020

We have served as the Company’s auditor since 2019.

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

Adoption of Accounting Standards Updates

As discussed in Note 3 to the financial statements, effective April 1, 2018, the Group changed its method for recognizing revenue as a result of the modified retrospective adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

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

/s/ Deloitte Touche Tohmatsu

Hong Kong

July 31, 2019

We have served as the Group’s auditor since 2018. In 2019, we became the predecessor auditor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hexindai Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows, and the related notes (collectively referred to as the “financial statements”) of Hexindai Inc. (the “Company”) for the year ended March 31, 2018.  In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

July 27, 2018

HEXINDAI INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2020	As of March 31, 2019
	USD	USD
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	10,925,208	57,372,128
Accounts receivable and contract assets, net	1,884	418,639
Loans receivable, net - current	14,190,488	36,554,913
Prepayments and other assets	1,197,568	3,334,965
Other receivable - current	23,609,338	—
TOTAL CURRENT ASSETS	49,924,486	97,680,645
Loans receivable, net - non-current	16,979,338	39,810,461
Long-term investments, net	1,600,000	30,789,836
Property, equipment and software, net	890,807	1,253,723
Right-of-use assets	750,499	—
Other receivable - non-current	8,237,346	—
Deferred tax assets, net	—	3,721,177
TOTAL ASSETS	78,382,476	173,255,842

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	2,918,416	2,791,099
Consideration payable	—	14,289,371
Deferred revenue - current	124,682	110,726
Lease liabilities - current	778,039	—
Taxes payable	6,350,723	9,371,530
TOTAL CURRENT LIABILITIES	10,171,860	26,562,726
Note payable	20,000,000	20,000,000
Lease liabilities - non-current	13,499	—
Deferred revenue - non-current	96,228	189,958
TOTAL LIABILITIES	30,281,587	46,752,684

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 49,984,223 and 49,625,303 shares issued, 48,818,340 and 49,204,083 shares outstanding as of March 31, 2020 and 2019, respectively)	4,999	4,963
Additional paid-in capital	60,559,583	59,806,865
Treasury stock (1,165,883 and 421,220 shares as of March 31, 2020 and 2019, respectively)	(3,988,370)	(1,320,468)
(Deficit) retained earnings	(1,429,623)	69,768,756
Accumulated other comprehensive loss	(7,045,700)	(1,756,958)
TOTAL SHAREHOLDERS’ EQUITY	48,100,889	126,503,158

TOTAL LIABILITIES AND SHAREHOLDRS’ EQUITY	78,382,476	173,255,842

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the Years Ended March 31,
	2020	2019	2018
	USD	USD	USD
REVENUES
Loan facilitation, post-origination and other service	7,151,245	58,550,903	107,558,133
Interest income	4,511,969	3,552,983	590,122
Tax and surcharges	(228,154)	(773,382)	(890,414)
NET REVENUES	11,435,060	61,330,504	107,257,841
OPERATING COSTS AND EXPENSES
Service and development	4,994,059	7,396,835	8,495,768
Sales and marketing	16,467,076	32,322,003	15,241,637
General and administrative	26,452,637	9,928,512	5,816,130
Impairment charge on long-term investments	29,189,836	—	—
Finance cost	2,511,720	—	—
Share-based compensation	347,466	6,585,386	1,828,868
Total operating costs and expenses	79,962,794	56,232,736	31,382,403
(LOSS) INCOME FROM OPERATIONS	(68,527,734)	5,097,768	75,875,438
OTHER INCOME (EXPENSE)
Other income	2,253,318	2,336,015	683,393
Other expense	(655,232)	(28,530)	(22,516)
Total other income, net	1,598,086	2,307,485	660,877
(LOSS) INCOME BEFORE INCOME TAXES	(66,929,648)	7,405,253	76,536,315
INCOME TAXES EXPENSE	4,268,731	1,872,672	11,025,690
NET (LOSS) INCOME	(71,198,379)	5,532,581	65,510,625
Less: net income attributable to non-controlling interest	—	—	28,652
NET (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI’S SHAREHOLDERS	(71,198,379)	5,532,581	65,481,973
OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(5,288,742)	(6,136,187)	6,028,143
COMPREHENSIVE (LOSS) INCOME	(76,487,121)	(603,606)	71,538,768
Less: comprehensive income attributable to non-controlling interest	—	—	132,814
COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO HEXINDAI’S SHARESHOLDERS	(76,487,121)	(603,606)	71,405,954

Net (loss) income per share attributable to Hexindai’s shareholders
Basic	(1.46)	0.11	1.46
Diluted	(1.46)	0.10	1.37

Weighted average shares used in calculation of net (loss) income per share
Basic	48,757,199	48,693,162	44,977,780
Diluted	48,757,199	52,912,826	47,656,263

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional	Treasury stock		Retained	Accumulated Other	Non-
	Number of Shares	Amount	Paid-in Capital	Number of Shares	Amount	Earnings (Deficit)	Comprehensive (Loss) income	controlling interest	Total
		USD	USD		USD	USD	USD	USD	USD
April 1, 2017	42,921,600	4,292	13,285,717	—	—	11,759,100	(1,544,753)	—	23,504,356
Proceeds from initial public offering (“IPO”), net of offering costs of US$7,095,798	5,036,950	504	43,273,198	—	—	—	—	—	43,273,702
Share-based compensation	—	—	1,828,868	—	—	—	—	—	1,828,868
Capital contribution from non-controlling interest (“NCI”)			—	—	—	—	—	4,507,205	4,507,205
Net income for the year	—	—	—	—	—	65,481,973	—	28,652	65,510,625
Foreign currency translation adjustment	—	—	—	—	—	—	5,923,982	104,161	6,028,143
Purchase of shares from NCI		—	30,188	—	—	—	—	(4,640,018)	(4,609,830)
March 31, 2018	47,958,550	4,796	58,417,971	—	—	77,241,073	4,379,229	—	140,043,069
Impact on adoption of ASC 606	—	—	—	—	—	189,686	—	—	189,686
April 1, 2018	47,958,550	4,796	58,417,971	—	—	77,430,759	4,379,229	—	140,232,755
Share-based compensation	—	—	6,585,386	—	—	—	—	—	6,585,386
Exercise of share options	1,127,853	113	1,156,510	—	—	—	—	—	1,156,623
Exercise of restricted stock unit (“RSU”)	538,900	54	(54)	—	—	—	—	—	—
Dividends to shareholders	—	—	(6,352,948)	—	—	(13,194,584)	—	—	(19,547,532)
Repurchase of ordinary shares	—	—	—	(421,220)	(1,320,468)	—	—	—	(1,320,468)
Net income for the year	—	—	—	—	—	5,532,581	—	—	5,532,581
Foreign currency translation adjustment	—	—	—	—	—	—	(6,136,187)	—	(6,136,187)
March 31, 2019	49,625,303	4,963	59,806,865	(421,220)	(1,320,468)	69,768,756	(1,756,958)	—	126,503,158
Share-based compensation	—	—	347,466	—	—	—	—	—	347,466
Exercise of share options	320,020	32	281,585	—	—	—	—	—	281,617
Exercise of RSU	38,900	4	(4)	—	—	—	—	—	—
Repurchase of ordinary shares	—	—	—	(744,663)	(2,667,902)	—	—	—	(2,667,902)

Net loss for the year	—	—	—	—	—	(71,198,379)	—	—	(71,198,379)
Shareholder’s contribution	—	—	123,671	—	—	—	—	—	123,671
Foreign currency translation adjustment	—	—	—	—	—	—	(5,288,742)	—	(5,288,742)
March 31, 2020	49,984,223	4,999	60,559,583	(1,165,883)	(3,988,370)	(1,429,623)	(7,045,700)	—	48,100,889

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2020	2019	2018
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(71,198,379)	5,532,581	65,510,625
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	580,503	406,799	174,384
Loss on disposal of property, equipment and software	28,681	4,613	—
Share-based compensation	347,466	6,585,386	1,828,868
Allowance for uncollectible loans receivable, accounts receivable and contract assets	16,087,557	1,084,225	—
Impairment on long-term investments	29,189,836	—	—
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(183,915)	(418,639)	—
Prepayments and other assets	899,324	(2,168,873)	3,111,369
Other receivable	(32,265,179)
Deferred tax assets/liabilities	3,584,905	(3,724,082)	415,623
Interest receivable	—	519,601	(525,914)
Right-of-use assets	(750,499)	—	—
Accrued expenses and other current liabilities	(338,193)	(469,012)	2,464,363
Taxes payable	(2,574,208)	(9,384,591)	14,743,689
Deferred revenue	(65,156)	300,917	—
Lease liabilities	791,537	—	—
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(55,865,720)	(1,731,075)	87,723,007
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	(6,082,930)	(123,535,640)	(34,714,361)
Cash received from loan repayments	33,759,916	72,868,460	7,546,600
Purchase of long-term investments	(14,594,918)	(16,500,465)	—
Proceeds from disposal of property, equipment and software	7,815	5,901	—
Acquisitions of property, equipment and software	(314,520)	(944,813)	(456,030)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	12,775,363	(68,106,557)	(27,623,791)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net of offering cost	—	—	43,273,702
Capital contributions by NCI	—	—	4,507,205
Purchase of shares from NCI	—	—	(4,609,830)
Repayments from related parties	—	—	4,345,181
Proceeds from exercise of share options	281,617	1,156,623	—
Proceeds from issuance of unsecured note	—	20,000,000
Cash received from third party as deposit	710,429	—	—
Capital contributions by shareholders	123,671	—	—
Dividends paid to shareholders	—	(19,547,532)	—
Repurchase of ordinary shares	(2,667,902)	(1,320,468)	—
Interest payments on unsecured senior notes and short-term bank loan	(2,413,014)	—	—
Payments for offering cost	—	(318,000)	—
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(3,965,199)	(29,377)	47,516,258
EFFECT OF EXCHANGE RATE CHANGE ON CASH	608,636	(5,383,330)	5,774,718
NET (DECREASE) INCREASE IN CASH	(46,446,920)	(75,250,339)	113,390,192
CASH AND CASH EQUIVALENTS — beginning of year	57,372,128	132,622,467	19,232,275
CASH AND CASH EQUIVALENTS — end of year	10,925,208	57,372,128	132,622,467
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	3,209,378	12,248,230	1,016,958
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Purchase of long-term investments included in consideration payable	—	14,289,371	—
Accrued lease liabilities	791,537	—	—

The accompanying notes are an integral part of these consolidated financial statements.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - BUSINESS DESCRIPTION

Organization and description of business

Hexindai Inc. is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Hexindai Inc., its subsidiaries, its consolidated variable interest entities (“VIEs”) and subsidiaries of the VIEs (the “Company”), operates an online Peer to Peer (“P2P”) marketplace business and micro-lending business in the People’s Republic of China (the “PRC”). In May 2020, the Company expanded its consumer lending platform to incorporate mobile e-commerce, collaborates with merchant brands both online and offline to offer high-quality and affordable branded products through its social e-commerce mobile platform and facilitates loans to meet the needs of under-served borrowers through its online consumer financing marketplace.

As of March 31, 2020, the Company’s principal subsidiaries and consolidated VIEs are as follows:

	Date of incorporation / acquisition	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
Hexindai Hong Kong Limited (“HK Hexindai”)	May 17, 2016	Hong Kong	100%	Investment holding
Beijing Hexin Yongheng Technology Development Co., Ltd (“WOFE”)	August 8, 2016	PRC	100%	Provision of consultancy and information technology (“IT”) support
Tianjin Haohongyuan Technology Co., Ltd (“Tianjin Haohongyuan”)	May 25, 2018	PRC	100%	Provision of consultancy and IT support
HX Asia Investment Limited	June 25, 2018	BVI	100%	Investment holding
HX China Investment Limited	January 16, 2019	BVI	100%	Investment holding
VIEs
Hexin E-Commerce Co., Ltd (“Hexin E-Commerce”)	March 7, 2014	PRC	Consolidated VIE	Service for online marketplace connecting borrowers and investors
Wusu Hexin Yongheng Trading Co., Ltd (“Wusu Company)*	August 28, 2017	PRC	Consolidated VIE	Trading branded products and product promotion
Hexin Digital Technology Co., Ltd.(“Hexin Digital “)	August 1, 2019	PRC	Consolidated VIE	Provision of consultancy and IT support
Hexin E-Commerce’s subsidiaries
Tianjin Qinghe E-Commerce Co., Ltd (“Tianjin Qinhe”)	July 14, 2017	PRC	Consolidated VIE	Provision of consultancy and IT support
Tianjin Bozhishuntai Technology Co., Ltd (“Tianjin BZ”)	October 27, 2017	PRC	Consolidated VIE	Provision of consultancy and IT support
Beijing Bozhi shuntai Technology Co., Ltd (“Beijing BZ”)	May 21, 2019	PRC	Consolidated VIE	Provision of consultancy and IT support
Trust 1	December 26, 2018	PRC	Consolidated Trust	Host of beneficial right asset

* Previously named as Wusu Hexin Internet Small Loan Co., Ltd, in which Hexin E-commerce contributed RMB 470 million (US$66.4 million) to Wusu Company with its own funds.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 - BUSINESS DESCRIPTION (Continued)

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

Recent developments

In response to changes in the PRC’s regulatory environment on online lending information intermediaries, the Company ceased to offer new loans for online investors’ subscription since November 2019. Investors previously invested in the Company’s investment programs will receive repayment of principal when the respective underlying loans become due.  The Company is in the process of applying for an online microcredit company license in the PRC. However, there is no assurance that the Company’s license application will be approved in light of the evolving regulatory environment associated with in the marketplace lending industry.

As of the date of this annual report, the Company has not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the marketplace lending industry. However, the growth in the popularity of the marketplace lending industry increases the likelihood that the PRC government will seek to further regulate this industry. Management of the Company is unable to predict with certainty the impact, if any, of future laws or regulations governing the marketplace lending industry will have on our business, financial condition and results of operations.

In May 2020, to further diversify the Company’s business, the Company launched a social e-commerce mobile platform offering high-quality and affordable branded products.

In December 2019, a novel strain of coronavirus (“COVID-19”) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. The extent of the impact of COVID-19 on the marketplace lending industry and the Company’s financial results for fiscal year 2021 will be dependent on the length and severity of the crisis and the risk of potential resurgence of the crisis, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the PRC economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. Uncertainties resulted from changes in the regulatory environment associated with the marketplace lending industry and COVID-19 will have a material adverse effect on the Company’s results of operations, cash flows and liquidity in fiscal year 2021. Management is currently assessing the related financial impact including the risk of potential impairment of the Company’s tangible and intangible assets.

Note 2 - GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of approximately $71.2 million for the year ended March 31, 2020 and deficit of approximately $1.4 million as of March 31, 2020. Management of the Company has considered whether there is substantial doubt about its ability to continue as a going concern due to changes in the regulatory environment in the PRC after the issuance of Circular 83, which allows qualified online lending information intermediaries to transform into microlending companies in order to proactively deal with and resolve the existing business risks of online lending information intermediaries industry and the negative consumer sentiment and volatile market conditions arising from the COVID-19 pandemic, and evaluated its available cash balance against its working capital requirements over the next twelve months.

While management cannot accurately predict the full impact of the changes in regulatory environment and COVID-19 on the Company’s business in fiscal 2021, however, based on its latest cash flows projection, management believes that the Company is able to generate sufficient cash flows from operations to meet its working capital requirements for fiscal 2021; and that its capital resources are currently sufficient to maintain its business operations for the next twelve months.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments related to the recoverability and/or classification of the recorded asset amounts and/or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. Certain prior year balances in the consolidated statements of comprehensive (loss) income and cash flows have been reclassified to the current year’s presentation.

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs

VIE arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors), is subject to restrictions under current PRC laws and regulations. The Company’s holding company, Hexindai Inc., is a Cayman Islands company and its WOFE (a PRC subsidiary) are considered foreign invested enterprises. To comply with these regulations, the Company conducts the majority of its business activities in the PRC through its VIEs

VIEs hold the requisite licenses and permit necessary to conduct the Company’s online marketplace connecting borrowers and investors business. WOFE has entered into the following contractual arrangements with shareholders of VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of VIEs and (2) receive the economic benefits of VIEs that could be significant to VIEs. The Company is fully and exclusively responsible for the management of VIEs, assumes all of risk of losses of VIEs and has the exclusive right to exercise all voting rights of VIEs’ shareholders. Therefore, in accordance with ASC 810 “Consolidation”, the Company is considered the primary beneficiary of VIEs and has consolidated VIEs’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Exclusive Business Cooperation Agreements

The Exclusive Business Cooperation Agreements enable WOFE to receive substantially all of the assets and business of VIEs in the PRC. Under this Agreements, WOFE has the exclusive right to provide VIEs with comprehensive technical support, consulting services and other services during the term of this Agreements, including but not limited to software licensing; development, maintenance and update of software, network system, hardware and database; technical support and training for employees; consultancy on technology and market information; business management consultation; marketing and promotion services, etc. WOFE has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services, the actual labor costs it incurs for providing the services and some other factors during the relevant period. This Agreements remain effective unless otherwise terminated in writing by WOFE.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of VIEs agreed to pledge his equity interest in VIEs to WOFE to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements and any such agreements to be entered into in the future. Shareholders of VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in VIEs without the prior written consent of WOFE. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with relevant administration for industry and commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness have been fully paid.

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements, each of the Shareholders of VIEs irrevocably grant WOFE an irrevocable and exclusive right to purchase, or designate one or more persons (including individuals, corporations, partnerships, partners, enterprises, trusts or non-corporate organizations) to purchase the equity interests in VIEs then held by such Shareholder of VIEs once or at multiple times at any time in part or in whole at WOFE’s sole and absolute discretion to the extent permitted by Chinese laws at the price of RMB 1 or at the price of the minimum amount of consideration permitted by applicable the PRC law at the time when such purchase occurs. These three Agreements remain effective until all equity interests held by the shareholders of VIEs in VIEs have been transferred or assigned to WOFE and/or its designees.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Loan Agreements

Pursuant to the three Loan Agreements, WOFE agreed to lend each of the Shareholders of VIEs a loan only to subscribe registered capital of VIEs. The repayment of the loan shall be made by permitting WOFE to execute its exclusive right to purchase shares from the shareholders of VIEs under the Exclusive Option Agreement as the repayment is equivalent with the consideration of the purchased shares. The term of these loans is 10 years, which may be extended upon mutual written consent of all parties.

Power of Attorney

Each Shareholder of VIEs, executed Power of Attorney agreement with WOFE and VIEs, whereby Shareholders of VIEs irrevocably appoint and constitute WOFE as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that Shareholders of VIEs have in respect of their equity interests in VIEs. These three Power of Attorney documents remain irrevocable and continuously effective and valid as long as the original shareholders of VIEs remain as the Shareholders of VIEs.

Spousal Consent Letter

The spouse of Mr. Xiaobin Zhai signed a spousal consent letter on November 1, 2016. Mr. Zhai holds 5.0% equity interest in Hexin E-Commerce. Under the spousal consent letter, the signing spouse unconditionally and irrevocably agreed to Mr. Zhai’s execution of the equity interest pledge agreements, the exclusive option agreement, the power of attorney and the loan agreements. The signing spouse undertook not to make any assertions upon those shares. The signing spouse further confirmed that her authorization and consent are not needed for any amendment or termination of the above mentioned agreements and undertook to execute and take all necessary measures to ensure the appropriate performance of those agreements.

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

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of VIEs may encounter in its capacity as beneficial owners and directors of VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

VIE arrangements regarding Wusu Company

On August 28, 2017, Wusu Company was incorporated by three shareholders - Hexin E-commerce, Mr. Wu and Mr. Jia. Each had 70%, 5% and 25% ownership, respectively, in which Mr. Wu and Mr. Jia represent non-controlling interest shareholders. Effective on January 1, 2018, shareholders of Wusu Company and WOFE entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, the Company, through its wholly owned subsidiary WOFE, has been determined to be the primary beneficiary of Wusu Company and the Company treats Wusu Company as a VIE. Accordingly, the Company consolidates Wusu Company’s operation, assets and liabilities.

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Exclusive Option Agreements

Pursuant to the exclusive option agreements, each shareholder of Wusu Company has irrevocably granted WOFE an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under the PRC law, all or part of the shareholder’s equity interests in Wusu Company. The purchase price is RMB10(US$1.4) or the minimum price required by the PRC law. If WOFE exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Wusu Company and each of its shareholders have agreed to appoint any persons designated by WOFE to act as Wusu Company’s directors. Without WOFE’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. The shareholders of Wusu Company have agreed that, without WOFE’s prior written consent, they will not dispose of their equity interests in Wusu Company or create or allow any encumbrance on their equity interests. These agreements will remain effective until all equity interests of Wusu Company held by its shareholders have been transferred or assigned to WOFE or its designated person(s).

Loan Agreements

Pursuant to the three loan agreements between WOFE and the shareholders of Wusu Company on January 1, 2018, WOFE agreed to lend an aggregate amount of RMB100.0 million (US$14.1 million) to the shareholders of Wusu Company solely for the capitalization of Wusu Company, including RMB 70.0 million (US$9.9 million) to Hexin E-commerce and RMB 30.0 million (US$4.2 million) to the non-controlling interest shareholders. During the year ended March 31, 2019, WOFE agreed to lend additional RMB 400.0 million (US$56.5 million) to Hexin E-commerce for the capitalization of Wusu Company. As of March 31, 2020 and 2019, only the two loans totaling RMB30.0 million (US$4.2 million) to the non-controlling interest shareholders were funded. Pursuant to the loan agreements, the method of repayment shall be at the sole discretion of WOFE. At the option of WOFE, shareholders shall repay the loans by the transfer of all their equity interest in Wusu Company to WOFE or its designated person(s) pursuant to their respective exclusive option agreements. The shareholders must pay all of the proceeds from sale of such equity interests to Wusu Company. In the event that shareholders sell their equity interests to WOFE or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to WOFE as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Wusu Company and WOFE elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

The following financial statement amounts and balances of the consolidated VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances.

	As of March 31, 2020	As of March 31, 2019
	USD	USD
Current Assets:
Cash and cash equivalents	5,352,618	19,048,168
Accounts receivable and contract assets, net	1,884	418,639
Loans receivable, net - current	12,532,749	36,540,627
Interest receivable	25,318	—
Prepayments and other assets	1,037,481	2,928,471
Other receivable - current	23,609,338	—
Total Current Assets	42,559,388	58,935,905
Loans receivable, net - non-current,	14,164,192	39,760,643
Property, equipment and software, net	890,807	1,253,723
Deferred tax assets, net	—	3,721,177
Right-of-use assets	750,499	—
Other receivable - non-current	8,237,346	—
Total Assets	66,602,232	103,671,448

Current Liabilities
Accrued expenses and other current liabilities	2,021,659	2,048,601
Deferred revenue - current	124,682	110,726
Taxes payable	6,410,743	9,359,828
Lease liabilities - current	778,039	—
Total Current Liabilities	9,335,123	11,519,155
Deferred revenue - non-current	96,228	189,958
Lease liabilities - non-current	13,499	—
Total Liabilities	9,444,850	11,709,113

	Year ended	Year ended	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
	USD	USD	USD
Net revenues	3,945,668	61,145,315	107,257,841
Net (loss) income	(34,937,933)	14,570,310	68,124,874

	Year ended	Year ended	Year ended
	March 31, 2020	March 31, 2019	March 31, 2018
	USD	USD	USD
Net cash (used in) provided by operating activities	(65,068,631)	721,269	92,794,537
Net cash provided by (used in) investing activities	46,074,236	(51,541,988)	(27,623,791)
Net cash provided by (used in) financing activities	123,671	—	(2,447,161)

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated Trust

The Company established a designated trust -Trust 1 in December 2018 with an independent third—party trust company in the PRC, as part of its strategy to diversify and expand its funding sources from individuals to institutional investors. Pursuant to the terms of the agreement, the Trust Company facilitates personal credit loans through Trust 1 to borrowers referred by the Company. The initial term of the agreement is five years. The Company receives service fee revenues from the Trust Company for borrower referral, credit assessment services, and assistance in the loan facilitation process. As part of the above arrangements, the Company provides loan facilitation and post-origination services to Trust 1. The Company’s liability is capped at the initial cash of approximately US$6.0 million set in the fund. Trust 1 was established and started its business in December 2018.

The Company holds significant variable interest in Trust 1 through (1) providing funds for the loan facilitation and (2) the service fee charged. Through the transaction fees and deposits, the Company has the right to receive benefits from the Trust 1 that could potentially be significant to Trust 1. The Company also has power to direct the activities that have most significant impact on the economic performance of Trust 1 by providing the loan servicing and default loan collection services. Accordingly, the Company is considered the primary beneficiary of Trust 1 and has consolidated the Trust 1’s assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements. The assets of Trust 1 are not available to creditors of the Company. All assets of Trust 1 are collateral for Trust 1’s obligations and can only be used to settle Trust 1’s obligations. As the Company provides funds to Trust 1 for loan facilitation, the Company recognized loan receivables in the consolidated balance sheet as of March 31, 2020.

The following financial statement amounts and balances of the consolidated Trust 1 were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	As of March 31, 2020	As of March 31, 2019
	USD	USD
Current Assets:
Cash	42,168	2,885,106
Other receivables	56,491	29,801
Loan receivables	4,472,885	64,103
Total assets	4,571,544	2,979,010

	Year ended March 31, 2020	Year ended March 31, 2019
	USD	USD
Revenues	1,468,873	224
Net income (loss)	343,133	(1,084)

	Year ended March 31, 2020	Year ended March 31, 2019
	USD	USD
Net cash provided by operating activities	1,748,706	2,949,209
Net cash used in investing activity	(4,486,321)	(64,103)
Net cash used in financing activity	—	—

The VIEs and consolidated trust contributed 46.4%, 99.7% and 100% of the Company’s consolidated revenues for the year ended March 31, 2020, 2019 and 2018 respectively. Also, they contributed 70.8% and 59.8% of the Company’s consolidated assets and 30.9% and 59.8% of the Company’s consolidated liabilities as of March 31, 2020 and 2019 respectively.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable and contract assets, impairment on long-term investments, valuation allowance for deferred tax assets, fair value of guarantee liability, valuation of share-based compensation and allowance for loans receivable.

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

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 - Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, receivable, prepayment and other asset, loans principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The fair value of the guarantee liabilities recorded at the inception of the loan was estimated using a discounted cash flow model (Level 3 inputs) based on expected payouts from the arrangement with the other financial services providers (“Funding Partners”). The Company estimates its expected future payouts based on estimates of expected delinquency rate in excess of a standard default rate threshold defined by the Funding Partner and a discount rate for time value. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2020, 2019 and 2018.

The Company’s long-term investments consist of equity securities and available-for-sale investments. For long-term investment without readily determinable fair value, the Company is not able to estimate fair value, hence, the Company uses cost minus impairment method as alternative. See “Investments” for more details.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

The Company is an online lending marketplace connecting borrowers and investors. The Company generally provides loan facilitation service by connecting investors to qualified borrowers and facilitating loan arrangements between the parties and post-origination service, including reviewing and assessing borrower’s information over the loan period, providing online account statements, collection services and sending short-message-service (“SMS”) payment information throughout the term of the loans to borrowers and investors.  The Company determined that it is not the legal lender and legal borrower in the loan origination and repayment process, but acting as an intermediary to bring the lender and the borrower together. Accordingly, the Company does not record loans receivable and payables arising from the loans between the marketplace investors and the borrowers. For each loan facilitated, the Company charges a service fee which is payable by the borrower for all loan facilitation and post-origination services provided. At contract inception, the Company determines if the collection of service fees is probable based on historical experiences as well as the credit due diligence performed on each borrower prior to loan origination.

Revenues generated from peer-to-peer (P2P) business are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606).

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

The Company determines its customers to be both investors and borrowers. Revenues represent the transaction price the Company expects to receive in exchange for the promised services in a contract in the ordinary course of the Company’s activities. Revenues are recorded net of value-added tax (“VAT”). The services to be accounted for include loan facilitation service and post-origination service (e.g. cash processing and collection services). The Company considers the loan facilitation service and post-origination service are two separate performance obligations under ASC 606, as these two deliverables are distinct in that customers can benefit from each service on its own and the Company’s promises to deliver the services are separately identifiable from each other in the contract.

The transaction price is allocated these amongst two performance obligations using their relative standalone selling prices consistent with the guidance in ASC 606. The Company does not have observable standalone selling price information for the loan facilitation services or post-origination services because it does not provide loan facilitation services or post-origination services on a standalone basis. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Company. As a result, the estimation of standalone selling price involves significant judgment. The Company uses an expected cost-plus margin approach to estimate the standalone selling prices of loan facilitation services and post origination services as the basis of revenue allocation. In estimating its standalone selling price for the loan facilitation services and post-origination services, the Company considers the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on the Company’s services, and other market factors. For each type of service, the Company recognizes revenue when (or as) it satisfies the performance obligation by transferring a promised service to a customer.

The amount of the transaction price allocated to performance obligations that are unsatisfied as of March 31, 2020 and 2019 are US$567,662 and US$1,938,000, respectively, all of which pertain to post-origination service. As the payment terms of the loans facilitated by the Company are all within one year, any unsatisfied performance obligation as of year-end will be satisfied in the next year.

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

Revenue recognition policies for each type of service are discussed as follows:

•                      Revenue from loan facilitation services

Before adoption of ASC 606, the Company recognize the revenue from loan facilitation for service fees loan inception, when the facilitation service is provided and collectability is assured.

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

•                      Revenue from loan management service

For the years ended March 31, 2018, the Company facilitated certain secured loans through its online lending marketplace and provided loan management service on reviewing the secured loan borrower’s pledged asset condition and updating secured asset information and status over the term of the secured loan period. Revenue from loan management service are recognized over the period of loan on a straight-line basis. The Company has no longer facilitated any secured loans through its online lending marketplace since March 31, 2018, as a result the revenues from loan management service were nil for the years ended March 31, 2020 and 2019.

•                      Revenue from loan recommendation service

The Company started to provide recommendation services by referring certain borrowers to Funding Partners since December 2018. Such services primarily include referral through the Company’s marketplace that directs users to third party financial institutions. The Company receives a referral fee from the third-party financial institutions and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers.  For the year ended March 31, 2020 and 2019, the Company earned US$3,754,738 and US$858,796 recommendation service revenue from its partnership with a financial services provider in China, or the Funding Partner.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

•                      Interest income

The Company lends funds to borrowers up to their approved credit amount since August 2017 through its consolidated VIE and consolidated Trust 1. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was US$4,511,969, US$3,552,983 and US$590,122 for the years ended March 31, 2020, 2019 and 2018, respectively, which was included as net revenues in the accompanying consolidated statements of comprehensive (loss) income.

•                      Other revenue

Other revenue includes one-time fees for loan transfers, other general fees charged to borrowers and sales, which are recognized when the related performance is completed.

•                      Incentives to investors

To expand its market presence, the Company provides cash incentives to qualified investors within a limited period. During the relevant incentive program period, the Company sets certain thresholds for the investor to qualify to enjoy the cash incentive. When qualified investment is made, cash coupons are provided to investors to reduce the amount of investment required to purchase financial products. In accordance with ASC 606, cash incentives provided are accounted for as reduction of revenues. Cash incentives accounted for as reduction of revenues amounted to US$7,366,546, US$20,509,878 and US$15,170,406 for the years ended March 31, 2020, 2019 and 2018, respectively.

The Company offers cash rewards to existing online investors upon successful referral of new online investors under investor referral program. For the transactions that investors were granted cash incentive for investor referral, the Company recognizes such cash incentive as a reduction to revenue upon the grant date as the service performed to the investors is expected within one year.

•                      Disaggregation of revenue

All of the Company’s revenue for the years ended March 31, 2020, 2019 and 2018 were generated from the PRC. The following table illustrates the disaggregation of revenue:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018

	USD	USD	USD
Revenue
Loan facilitation service	3,666,244	66,782,312	117,984,295
Post-origination service	7,086,591	11,418,182	4,213,862
Interest income	4,511,969	3,552,983	590,122
Recommendation service	3,754,738	858,796	—
Loan management service	—	—	508,948
Others	10,218	1,491	21,434
Total revenues	19,029,760	82,613,764	123,318,661
Tax and surcharges	(228,154)	(773,382)	(890,414)
Cash incentives	(7,366,546)	(20,509,878)	(15,170,406)
Net Revenues	11,435,060	61,330,504	107,257,841

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

The Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs related to revenue recognition on April 1, 2018 with modified retrospective approach. The Company recorded an increase to opening accumulated retained earnings of US$189,686 as of April 1, 2018 due to the cumulative impact of adopting ASC 606. The comparative information is not restated and continues to be reported under the accounting standards in effect for the period presented.

•                      Disclosure related to modified retrospective adoption of ASC 606

The impacts of the adoption of ASC 606 in the year ended March 31, 2019 on consolidated statement of comprehensive income are shown below.

Impacted consolidated statement of income items	As Reported	Impacts of ASC606 Adoption	Balances without ASC 606 Adoption
	USD	USD	USD
Net revenues	61,330,504	189,686	61,520,190
Net income	5,532,581	189,686	5,722,267

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

•                      Contract assets

See contract assets in the accounting policy of “Accounts receivable, contract assets and allowance for uncollectible account”. As of March 31, 2020 and 2019, the Company has contract assets amounted to US$278,000 and US$278,000 respectively. The allowance for uncollectible balances amounted to US$278,000 and nil as of March 31, 2020 and 2019, respectively.

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Material Terms and Conditions of the Insurance Agreement

On January 25, 2017, the Company entered into a framework agreement with a third party insurance company, to provide insurance to investors covering the risk of borrowers’ non-payment, effective from February 1, 2017 (the “Insurance Agreement”). Pursuant to the Insurance Agreement, the insurance company charges borrowers an insurance fee at 2% of the loan principal amount plus accrued interest for loans facilitated on our marketplace under credit loans starting from February 1, 2017. The term of the Insurance Agreement is one year, which can be automatically renewed prior to expiry each year. On February 1, 2018, the Company renewed the Insurance Agreement by entering into a new framework agreement with Changan Insurance (the “2018 Insurance Agreement”), along with a memorandum on the 2018 Insurance Agreement with Changan Insurance and an insurance services fee agreement which set forth (i) a loan default risk premium equal to 2% of the loan principal and accrued interest of credit loans and (ii) a service fee equal to 2% of the loan principal.  The Company terminated its cooperation with Changan Insurance on November 30, 2018, and did not renew the 2018 Insurance Agreement. According to the confirmation letter issued by Changan Insurance, Changan Insurance will settle all outstanding insurance claims according to the terms of the 2018 Insurance Agreement. Under the Insurance Agreement and the 2018 Insurance Agreement, the insurance company is responsible for providing insurance coverage to investors who provide loans to borrowers who are qualified under the Company’s credit and risk assessment procedures, subject to the satisfaction of prescribed insurance requirements of the insurance company. Upon the completion of loan origination, the borrower shall pay the loan default risk premium to the insurance company directly. In the event that insurance company suffers losses from the insurance policies due to the Company’s failure in reviewing the qualification of the borrowers, the insurance company is entitled to require the Company to compensate for all the losses and relevant expenses incurred. As of the date of this report, there have been no such claims for compensation from the insurance company to the Company. The Company has assessed this contingency in accordance with ASC Topic 450, and concluded that no contingent liability should be recorded as of March 31, 2020 and 2019.

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

Guarantee liabilities

As part of the Company’s cooperation with the Funding Partner, the Company provides guarantee on the principal and accrued interest repayment of the defaulted loans to the Funding Partner in excess of certain default rate criteria. The financial guarantee is accounted for as a credit derivative under ASC 815 because the scope exemption in ASC 815-10-15-58(c) is not met. The guarantee liabilities are remeasured at the end of each reporting period. The change in fair value of the guarantee liabilities is recorded as gain or loss on guarantee liabilities in the consolidated statements of comprehensive income. When the Company settles the guarantee liabilities through performance of the guarantee by making requisite payments on the respective defaulted loans, the Company records a corresponding deduction to the guarantee liabilities. Subsequent collection from the borrower through the Funding Partners will be recognized as a reversal of the deduction to guarantee liabilities. The Company’s guarantee liabilities was determined as nil as of March 31, 2020, which was assessed with the assistance from an independent third-party valuation firm.

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Accounts receivable and contract assets are stated at the historical carrying amount net of write-offs and allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of specific clients. Uncollectible accounts are written-off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. There were no past-due accounts receivable balance as of March 31, 2020 and 2019. As of March 31, 2020 and 2019, the accounts receivable balance was US$ 271,804 and US$140,639 respectively and included in accounts receivable of the consolidated balance sheet. As of March 31, 2020 and 2019, the allowance for uncollectible accounts receivable balance was US$269,920 and nil.

Loans receivable

Since August 2017, the Company started to engage in the micro-lending business and target at the borrowers in the PRC. Loans receivable represent loan originated by the Company, which is due from the qualified individual borrowers. As of March 31, 2020 and 2019, the loans are typical with loan terms ranging from 12 months to 36 months with annual interest charge from 6% to 8%. The Company has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at the historical carrying amount, net of allowance for uncollectible loans receivable.

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans receivable - continued

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

The following table summarizes the depreciation recognized in the consolidated statements of comprehensive (loss) income:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	USD	USD	USD
General and administrative	391,984	309,754	174,384
Sales and marketing	7,095	7,368	—
Service and development	181,424	89,677	—

For the years ended March 31, 2020, 2019 and 2018, total depreciation expense amounted to US$580,503, US$406,799 and US$174,384, respectively.

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the years ended March 31, 2020, 2019 and 2018, respectively.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and newspaper, as well as on Internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the years ended March 31, 2020, 2019 and 2018, the advertising and promotion expense was US$ 2,788,986, US$28,485,825 and US$11,925,499, respectively.

Research and development costs

The Company recognizes its research and development costs as service and development expense. Research and development costs are mainly labor cost of research and development department. For the years ended March 31, 2020, 2019 and 2018, research and development expense was US$3,160,949, US$1,151,371 and US$2,816,991, respectively, and included in service and development expense.

Service and development expense

Service and development expense consists primarily of various expenses and vendor costs. Including costs related to salaries, benefits and service costs directly relating to originating, These expenses relate to credit assessment, maintenance and upgrading of our proprietary technology and risk management systems, live customer support, and third-party payment agent fees for fund management, payment, settlement and clearing services.

Lease

Prior to the adoption of ASC 842 on April 1, 2019. A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term. Upon the adoption of ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or March 31, 2020.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

The Company has elected to adopt the following lease practical expedients in conjunction with the adoption of ASU 2016-02: (i) elect for each lease to not separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to April 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Income taxes

The Company’s subsidiaries and its consolidated VIEs in the PRC are subject to the income tax laws of the relevant tax jurisdictions. No taxable income was generated outside the PRC for the years ended March 31, 2020, 2019 and 2018. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. Valuation allowances are established against net deferred tax assets when it is more likely that some portion or all of the deferred tax assets will not be realized. As of March 31,2018, no valuation allowance is considered necessary. The Company has provided US$276,739 valuation allowance for the years ended March 31, 2019. For the year ended March 31, 2020, the Company provided full valuation allowance on the deferred tax assets.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of March 31, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

The Company is subject to VAT at the rate of 6% and related surcharges on revenue generated from providing services. VAT is reported as a reduction to revenues when incurred and amounted to US$3,818,291, US$4,855,988 and US$7,399,115 for the years ended March 31, 2020, 2019 and 2018, respectively. VAT payable balance is included in the taxes payable on the consolidated balance sheets.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings (loss) per share

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

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$8,992,374 and US$22,975,442 at March 31, 2020 and 2019, respectively.

Concentration of credit risk

Financial instrument that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable and contract assets, loan receivables, interest receivables and prepayments and other assets. As of March 31, 2020, substantially all of the Company’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB500,000 at each bank. Accounts receivable and contract assets are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended March 31, 2020. There are no customers of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts receivable as of March 31, 2020 and 2019.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. On May 15, 2019, the FASB issued ASU 2019-05, 9 which provides transition relief for entities adopting the Board’s credit losses standard, ASU 2016-13. Specifically, ASU 2019-05 amends ASU 2016-13 to allow companies to irrevocably elect, upon adoption of ASU 2016-13, the fair value option for financial instruments that (1) were previously recorded at amortized cost and (2) are within the scope of the credit losses guidance in ASC 326-20, (3) are eligible for the fair value option under ASC 825-10, and (4) are not held-to-maturity debt securities. For entities that have adopted ASU 2016-13, the amendments in ASU 2019-05 are effective for fiscal years beginning after December 15, 2019, including interim periods therein. An entity may early adopt the ASU in any interim period after its issuance if the entity has adopted ASU 2016-13. For all other entities, the effective date will be the same as the effective date of ASU 2016-13. In January 2020, the FASB issued ASU 2020-2, “Financial Instruments — Credit Losses (Topic 326) and Leases (Topic 842): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 119 and Update to SEC Section on Effective Date Related to Accounting Standards Update No. 2016-02, Leases (Topic 842), February 2020” (“ASU 2020-02”). ASU 2020-02 added and amended SEC paragraphs in the Accounting Standards Codification to reflect the issuance of SEC Staff Accounting Bulletin No. 119, related to the new credit losses standard, and comments by the SEC staff related to the revised effective date of the new leases standard. This ASU is effective upon issuance. The Company is evaluating the impact this ASU will have on its consolidated financial statements.

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

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for non-public business entities for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, with early adoption permitted. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, to simplify the accounting for income taxes. The new guidance eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also simplifies aspects of the accounting for franchise taxes and enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up in the tax basis of goodwill. This ASU will become effective for the Company’s annual and interim periods beginning in January 1, 2021, and early adoption is permitted. The Company is evaluating the impact of this standard on its consolidated financial statements.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) (“ASU 2020-01”), which is intended to clarify the interaction of the accounting for equity securities under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. ASU 2020-01 is effective for the Company beginning January 1, 2021. The Company is currently evaluating the effect of adopting this ASU on the Company’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4 - ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

	As of	As of
	March 31, 2020	March 31, 2019
	USD	USD
Accounts receivable	271,804	140,639
Contract assets	278,000	278,000
Accounts receivable and contract assets	549,804	418,639
Allowance for uncollectible accounts receivable and contract assets	(547,920)	—
Accounts receivable and contract assets, net	1,884	418,639

Note 5 - LOANS RECEIVABLE, NET

	As of	As of
	March 31, 2020	March 31, 2019
	USD	USD

Loans receivable	46,186,855	77,448,759
Allowance for uncollectible loans receivable	(15,017,029)	(1,083,385)
Loans receivable, net	31,169,826	76,365,374
Loans receivable, net — current	14,190,488	36,554,913
Loans receivable, net — non-current	16,979,338	39,810,461

As of March 31, 2020 and 2019, the Company did not have any past due loans receivable and none of loans receivable were in non-accrual status. The amount of loans receivable attributable to Trust 1 was US$4,472,885 and US$64,103 as of March 31, 2020 and 2019, respectively.

Movement of allowance for uncollectible loans receivable during the years ended March 31, 2020 and 2019 is as follows:

	Year ended	Year ended
	March 31, 2020	March 31, 2019
	USD	USD
Balance at beginning of the year	1,083,385	—
Provision for allowance of uncollectible loans receivable	14,225,450	1,084,225
Foreign currency translation adjustments	(291,806)	(840)
Balance at end of the year	15,017,029	1,083,385

Note 6 - PREPAYMENTS AND OTHER ASSETS

	As of	As of
	March 31, 2020	March 31, 2019
	USD	USD

Rental and other deposits	408,128	1,161,423
Prepayments to suppliers and others	722,272	2,168,386
Interest receivable	25,318	—
Staff advances	41,850	5,156
	1,197,568	3,334,965

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 - OTHER RECEIVABLE

	As of	As of
	March 31, 2020	March 31, 2019
	USD	USD

Other receivable	31,846,684	—
Other receivable — current	23,609,338	—
Other receivable — non-current	8,237,346	—

Considering the regulatory environment and its impact on the online lending information intermediaries, the Company ceased to offer new loans for online investors’ subscription since November 2019. We are still in the process of applying for an online microcredit company license in China and refining our business model to identify business opportunities that could complement our existing business.

To further diversify our business, in July 2019, Hexindai entered into a business development agreement with a third-party vender named Beijing Jiuzheng Network Technology Co., Ltd for the purpose of expanding its loan recommendation service in the consumer financing market. Due to changes in market dynamics, both parties executed an amendment in November 2019 with the intention of establishing an e-commence online trading marketplace. In connection with the original agreement and subsequent amendment (the “Transactions”), a deposit of approximately US$30.9 million was paid to the counter party. The Transactions were reported to the Board afterwards in late November 2019. After reviewing the Transactions, the Board concluded that it is in the best interest for the Company to terminate the business cooperation with the vender in order to avoid significant expenditures and reduce uncertainties associated with the related business development. Meantime, an independent law firm was engaged by the Company’s Audit Committee to assess the independence of the counter party in the Transactions. The law firm’s assessment report concluded the counter party in the Transactions is not related to the Company. The Company therefore decided to terminate the agreement at the end of November 2019. Due to business disruption caused by COVID-19 pandemic, the Company, through a series of negotiations, finally entered a termination agreement with the vender on April 8, 2020. Pursuant to the settlement agreement, the Company terminated the Transactions with the vender. For the deposit made by the Company, the vender agreed to refund approximately US$ 15.5 million by May 2020 and the remaining balance shall be refunded on monthly basis approximately US$693,905 in next two years with annual interest charge of 2%. The repayment by the counterparty is guaranteed by a licensed guarantee company in the PRC with registered capital of approximately US$ 142.9 million. Based on the above arrangement, as of March 31, 2020, the Company included approximately US$23.6 million in the current portion of other receivable and approximately US $8.2 million in the long-term portion of other receivable of the Group’s consolidated balance sheet. The third-party vendor has refunded approximately $16.9 million (or approximately 53% of the Company’s deposit) by August 13, 2020. According to the repayment schedule as agreed by the parties, approximately US$5.55 million will be refunded by March 31, 2021, and approximately US$9.71 million will be refunded by May 2022.

Note 8 - PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of March 31, 2020	As of March 31, 2019
	USD	USD
Cost:
Office equipment	1,434,881	1,440,817
Vehicle	56,777	59,903
Leasehold improvements	133,421	140,769
Software	451,379	357,783
Total	2,076,458	1,999,272
Less: Accumulated depreciation	(1,185,651)	(745,549)
Property, equipment and software, net	890,807	1,253,723

Depreciation and amortization expense on property, equipment and software for the years ended March 31, 2020, 2019 and 2018 were US$580,503, US$$406,799 and US$174,384, respectively.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 – LONG-TERM INVESTMENTS, NET

	As of	As of
	March 31, 2020	March 31, 2019
	USD	USD
Investment in equity security without readily determinable fair value
Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”) (a)	29,189,836	29,189,836
Musketeer Group Inc. (“Musketeer”) (b)	1,600,000	1,600,000
	30,789,836	30,789,836
Impairment on investment in Phoenix Intelligent Credit	(29,189,836)	—
Long term investment, net	1,600,000	30,789,836

(a)         On January 8, 2019, the Company signed an agreement to acquire a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”), a wholly owned subsidiary of Phoenix Financial Group Ltd (“Phoenix Finance”), which is unrelated to the Company, and operator of one of China’s leading peer-to-peer lending platforms, for a total consideration of approximately US$29 million (RMB 200 million). The acquisition was completed as of March 31, 2019 and the Company had an acquisition price payable to Phoenix Finance in the amount of US$14,289,371 as of March 31, 2019, which was fully paid in April 2019. Pursuant to the investment agreement, such investment is redeemable at the option of the Company if certain future performance condition cannot be met. The Company accounted the investment as investment in equity security without readily determinable fair value. In light of the significant change in the regulatory environment in the PRC related to the peer-to-peer lending industry and the impact of COVID-19 on Phoenix Intelligent Credit, the Company recognized full impairment of this investment as of March 31, 2020.

(b)         On August 9, 2018, the Company acquired a 19.99% equity stake in Musketeer Group Inc. (“Musketeer”), an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. The investment was accounted for using the cost method because the Company does not have any significant influence over Musketeer. Since Musketeer is a start-up company in its early stage, there was no readily determinable fair value. On August 14, 2019, Musketeer completed its registration for peer-to-peer (P2P) lending platform with the Indonesian Financial Services Authority (OJK).

For the year ended March 31, 2020 and 2019, the Company recognized impairment losses for the long-term investments of US$29,189,836 and nil, respectively.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 – RIGHT-OF-USE ASSETS AND LEASE LIABILITY

The Company has several operating leases for offices in the PRC. The related lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective April 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on accumulated deficit as of March, 2020. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term. As of April 1, 2019, the Company recorded ROU asset and lease liability of US$2,559,646

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheets. Total lease expense amounted to US$1,976,738. Total cash paid for operating leases amounted to US$2,100,320 for the year ended March 31, 2020. Supplemental balance sheet information related to operating leases was as follows:

March 31, 2020
USD
Right-of-use assets	750,499

Operating lease liabilities - current	778,039
Operating lease liabilities - non-current	13,499
Total operating lease liabilities	791,538

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2020:

Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.3
Weighted average discount rate	4.8%

The following is a schedule of maturities of lease liabilities as of March 31, 2020:

March 31, 2020
2021	808,050
2022	31,813
Total lease payments	839,863
Less: imputed interest	48,325
Present value of lease liabilities	791,538

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31, 2020	As of March 31, 2019
	USD	USD
Accrued payroll and benefits	1,455,134	1,016,704
Professional fee and other accrued expenses	1,463,282	830,734
Funds collected on behalf of employees for exercise of option	—	724,256
Custodian Bank service fee (a)	—	219,405
	2,918,416	2,791,099

(a)         Since January 2017, the Company has integrated its asset custody system with Jiangxi Bank. Under the terms of the agreement, all funds of borrowers and investors will be managed by Jiangxi Bank to ensure security and compliance with relevant PRC laws and regulations. Jiangxi Bank independently administers payments to borrowers, investors and the Company as well as clearance and fund settlements associated with these payments. Jiangxi Bank charged the Company depositary service fee, recharge and collection fees and withdrawal fees according to types of service it provided. The agreement was automatically renewed from January 1, 2020 to January 1, 2021.

Note 12 - NOTE PAYABLE

On March 29, 2019, the Company issued a senior unsecured note (the “Note”) to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited (“Yunfeng Financial Group”), which is unrelated to the Company. The principal of loan is US$20 million with a term of three-year due in March 2022. The Note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears on June 30th and December 31st of each year, beginning in March 2019. As of March 31, 2020 and 2019, the note payable balance amounted to US$20 million. For the year ended March 31, 2020, interest expense amounted to US$2.4 million. According to the covenants in the Notes, as long as any Notes remains outstanding, the Company shall not consolidated with, merge or amalgamate into or dispose of or transfer all or a substantial part of its assets as an entirely to any corporation or convey or transfer its properties and assets substantially as entirety to any person. As of March 31, 2020, the Company was complied with all the covenants as stipulated in the Notes.

Note 13 - RELATED PARTY BALANCES AND TRANSACTIONS

Hexin Information Services Co., Ltd. and Hexin Financial Information Services (Beijing) Co., Ltd. (together “Hexin Group”) were incorporated and owned by Mr. Xiaobo An, the Chairman of the Board (the “Controlling Shareholder”). The Company historically utilized Hexin Group’s centralized banking systems for its own cash and banking management, which resulted in a significant balance of amount due from related party-Hexin Group. In addition, Hexin Group also paid expense on behalf of the Company. The Company has recorded all expenses paid by Hexin Group on behalf of the Company in the related historical periods presented in its consolidated financial statements. Since January 12, 2017, the Company has separated its treasury management function from the Hexin Group. As of March 31, 2020 and 2019, there was no balance between the Company and the related parties. For the fiscal years ended March 31, 2018, 2019 and 2020, there were no related party transactions between the Company and the related parties.

Note 14 - EMPLOYEE BENEFITS

The Company has made the required employee benefit contribution in accordance with relevant rules and regulations in the PRC. Such contribution includes funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contribution in the salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$1,129,186, US$2,187,910 and US$1,956,917 for the years ended March 31, 2020, 2019 and 2018, respectively.

Note 15 - TAXES PAYABLE

	As of March 31, 2020	As of March 31, 2019
	USD	USD
Income tax payable	1,482,067	4,428,224
VAT payable	4,029,910	4,062,825
Other taxes payable	838,746	880,481
Total taxes payable	6,350,723	9,371,530

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 - INCOME TAX

Cayman Islands

Hexindai Inc. was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

HK Hexindai is an investment holding company registered in Hong Kong and exempted from income tax on its foreign-derived income.

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

i)     The components of the income tax expenses (benefit) are as follows:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	USD	USD	USD
Current	683,828	5,596,753	10,610,067
Deferred	3,584,903	(3,724,081)	415,623
Total	4,268,731	1,872,672	11,025,690

All income taxes are related to income derived from the PRC during the years ended March 31, 2020, 2019 and 2018.

ii) The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of March 31, 2020	As of March 31, 2019
	USD	USD
Advertising expenses	406,072	3,721,177
Provision for loan loss	3,987,604	271,056
Net operating loss carry forwards	3,077,622	5,683
Total deferred tax assets	7,471,298	3,997,916
Less: Valuation allowance	(7,471,298)	(276,739)
Total net deferred tax assets	—	3,721,177

The Company considers available evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has provided US$7,471,298 and US$276,739 valuation allowance for the years ended March 31, 2020 and 2019, respectively.

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2020, 2019 and 2018.

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
PRC Income tax statutory rate	25%	25.0%	25.0%
Effect of tax holiday and preferential tax rate	(3.0)%	(48.1)%	(10.7)%
Effect of withholding income tax	(28.4)%	17.8%	—
Non-deductible expenses and others		30.6%	0.1%
Effective tax rate	(6.4)%	25.3%	14.4%

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 - INCOME TAX - continued

The authoritative guidance requires that the Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained upon audit by the tax authority, based on the technical merits of the position. Under PRC laws and regulations, arrangements and transactions among related parties may be subject to examination by the PRC tax authorities. If the PRC tax authorities determine that the contractual arrangements among related companies do not represent a price under normal commercial terms, they may make adjustments to the companies’ income and expenses. A transfer pricing adjustment could result in additional tax liabilities. The Company did not identify significant unrecognized tax benefits for the years ended March 31, 2020, 2019 and 2018.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$14,123 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was approximately US$75 million and US$72 million as of March 31, 2020 and 2019 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2019, which will be derived from the earnings of the Company’s PRC entities. On July 23, 2018, the board of directors declared an annual dividend for the fiscal year ended March 31, 2019 pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS).  The aggregated dividend payments to shareholders derived from the earnings of the Company’s PRC entities amounted to US$13.2 million for the year ended March 31, 2019. As a result, the Company incurred and paid withholding tax of US$1.3 million for the cash dividend during year ended March 31, 2019.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2020 and 2019. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting basis over tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the VIE given that the Company will ultimately use the means. The aggregate amount and per share effect of the tax holiday and preferential tax rate are as follows:

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	USD	USD	USD
The aggregate amount of tax holiday and preferential tax rate	—	2,642,450	8,157,429
The aggregate effect on basic and diluted net income per share:
- Basic	—	0.06	0.18
- Diluted	—	0.05	0.17

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 – EARNINGS (LOSS) PER SHARE (“EPS”)

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

	Year ended March 31, 2020	Year ended March 31, 2019	Year ended March 31, 2018
	USD	USD	USD
Numerator:
Net (loss) income attributable to Hexindai Inc.’s shareholders	(71,198,381)	5,532,581	65,481,973

Denominator:
Weighted average number of ordinary shares outstanding-basic	48,757,199	48,693,162	44,977,780
Weighted average number of dilutive potential ordinary shares from share options	—	4,219,664	2,678,483
Weighted average number of ordinary shares outstanding-diluted	48,757,199	52,912,826	47,656,263
Basic net (loss) income per share	(1.46)	0.11	1.46
Diluted net (loss) income per share	(1.46)	0.10	1.37

Note 18 - SHAREHOLDERS’ EQUITY

Hexindai Inc. was established under the laws of the Cayman Islands on April 26, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. As of March 31, 2020 and 2019, 48,818,340 and 49,204,083 ordinary shares were outstanding. The shares are presented on a retroactive basis to reflect the nominal share issuance.

Note 19 - SHARE-BASED COMPENSATION

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 - SHARE-BASED COMPENSATION (Continued)

2016 Equity Incentive Plan - continued

The Company has elected to recognize share-based compensation expense using a straight-line method for the entire employee equity awards granted with graded vesting based on service conditions provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the equity awards that are vested at that date. Upon successful completion of a Qualified IPO, the Company will recognize share-based compensation for the portion of the requisite service that has been rendered as of that date for the portion for the period from April 1, 2016 to the date of the Completion of Qualified IPO on November 3, 2017. The Company is responsible for determining the fair value of options granted to employees and uses the Binomial option-pricing model assuming as of the valuation date, the fair market value per share was US$1.41, exercise price per share was US$1.28, the risk-free interest rate was 1.81%, and the dividend yield was 0%. For the options granted under 2016 Equity Incentive Plan, the expiry data was March 31, 2020, the life of option was 4 years and volatility was 47.4%.

The following table sets forth the stock option shares activities under the Company’s 2016 Equity Incentive Plan for the years ended March 31, 2020, 2019 and 2018.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Grant Date Fair Value	Aggregate Intrinsic Value
		USD	USD	USD	USD
Outstanding as of March 31, 2017	6,312,000	1.28	3	3,512,693	—
Option granted		—	—	—	—
Option forfeited	(128,000)	1.28	—	(71,233)	(1,283,840)
Option exercised	—	—	—	—	—

Outstanding, March 31, 2018	6,184,000	1.28	2	3,441,460	62,025,520
Number of Granted	208,400	8.6	2	791,920	—
Number of Exercise	(1,127,853)	1.03	—	(627,662)	—
Number of Forfeit	(278,469)	1.31	—	(201,891)	—

Outstanding, March 31, 2019	4,986,078	1.18	1	3,403,827	7,954,959
Number of Exercise	(320,020)	1.03	1	(185,612)	—
Number of Expired, forfeited or cancelled	(345,104)	3.73	—	(237,392)	—

Outstanding, March 31, 2020	4,320,954	1.01	0.4	2,980,823	—

Vested and exercisable, March 31, 2018	2,061,333	1.28	2	1,147,153	20,675,173
Vested and exercisable, March 31, 2019	4,861,604	0.99	1	2,930,826	7,954,959
Vested and exercisable, March 31, 2020	4,298,787	0.97	—	5,851,362	—

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 19 - SHARE-BASED COMPENSATION (Continued)

Restricted Stock Units

For the year ended March 31, 2019, the Company granted 616,700 restricted stock units (“RSU”). One RSU represents one ordinary share of the Company. RSU are share awards that, upon vesting, will deliver to the holder shares of the Company’s ordinary shares. Some of the RSU were to be vested over three years, one third (1/3) vesting and exercisable upon the date of grant, and the remaining two-thirds (2/3) of RSU equally vesting and exercisable upon each of the second and third anniversary of the grant date. The Company satisfies RSU vesting through the issuance of new shares or settle by cash. During the year ended March 31, 2020 and 2019, 38,900 and 538,900 RSU has been vested.

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Restricted Shares	Weighted- average grant date fair value
		USD
Outstanding at March 31, 2018	—
Granted	616,700	9.26
Vested	(538,900)	9.26
Forfeited	—	—
Outstanding at March 31, 2019	77,800	9.26
Granted
Vested	(38,900)	9.26
Forfeited	(3,333)	9.26
Outstanding at March 31, 2020	35,567	9.26

The fair value of the stock option and RSU on the grant date was approximately US$3.5 million. The Company accrues the compensation cost based on the number of awards that are expected to vest. The estimated forfeiture rate for the awards in fiscal years ended March 31, 2020, 2019 and 2018 is 13.04%. The forfeiture rate is estimated based on the historical employee turnover rates and expectations about the future.

Stock based compensation

For the years ended March 31, 2020, 2019 and 2018, the Company recognized US$347,466, US$6,585,386 and US$1,828,868 share-based compensation expense based on estimated forfeitures, respectively. As of March 31, 2020 and 2019, the unrecognized compensation cost was US$64,415 and US$518,891, respectively. As of March 31, 2020, the unrecognized compensation cost was expected to be recognized over the next 12 months.

Note 20 - TRESURY STOCK

On December 10, 2018, the Company announced that its board of directors authorized a share repurchase program under which the Company may repurchase up to US$25 million of its ordinary shares in the form of American depositary shares (“ADS”) over the next 12 months. The program aligns with the Company’s commitment to maximize shareholder value, and affirms its confidence and optimism in the long-term future of the peer-to-peer lending Industry in China. Under the program, the purchases will be funded from cash on hand or future cash provided by operating activities. There is no guarantee as to the exact number of shares to be repurchased by the Company, and the Company may discontinue purchases at any time that the board of directors determines additional purchases are not warranted. As of March 31, 2020, the Company repurchased an aggregate of 1,165,883 ADSs from the open market for a total consideration of US$3,988,370, which was recorded as treasury stock.

Note 21 - DIVIDEND

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

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 22 - RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entity can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entity is restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2020 and 2019, the restricted net assets that are not available for distribution amounted to approximately US$47.1 million and US$104.3 million, respectively, which was included in the Additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entity is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. Statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2020 and 2019, the statutory reserve amounted to US$9.0 million, which was included as retained earnings in the accompanying consolidated balance sheets.

Note 23 - COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.  The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2020 and 2019, no such contingent liability is assessed as probable.

HEXINDAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 24 – SUBSEQUENT EVENTS

In May 2020, the Company launched Xiaobai Maimai, a social e-commerce mobile platform (the “Platform”) offering high-quality and affordable branded products to prospective and existing customers. The Platform will leverage the Company’s integrated buyer resources to select and source goods globally, and deploy a membership rating system that rewards users with a commission for every purchase, share or recommendation of a product made to friends. Such social e-commerce model is designed to benefit customers with commissions for shopping and sharing products and help reduce our marketing expenses, which will position the Company to drive the integration of both e-commerce and consumer financing platforms and support sustainable growth going forward.

The Company has analyzed its operations subsequent to March 31, 2020, through the date the financial statements were available to and have determined that the Company does not have any material subsequent events to disclose in these consolidated financial statements.

HEXINDAI INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

CONDENSED BALANCE SHEETS

	As of March 31 2020	As of March 31 2019
	USD	USD
ASSETS:
Cash	1,709,149	24,828,067
Prepayment and other assets	5,796	349,990
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	66,588,444	135,632,715
TOTAL ASSETS	68,303,389	160,810,772

LIABILITIES:
Accrued expenses and other current liabilities	202,500	18,243
Note payable	20,000,000	20,000,000
Consideration payable	—	14,289,371
TOTAL LIABILITIES	20,202,500	34,307,614

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 49,984,223 and 49,625,303 shares issued and outstanding as of March 31, 2020 and 2019, respectively.	4,999	4,963
Additional paid-in capital	60,559,583	59,806,865
Treasury stock	(3,988,370)	(1,320,468)
Retained earnings	(1,429,623)	69,768,756
Accumulated other comprehensive loss	(7,045,700)	(1,756,958)
TOTAL SHAREHOLDERS’ EQUITY	48,100,889	126,503,158
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	68,303,389	160,810,772

HEXINDAI INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended March 31,
	2020	2019	2018
	USD	USD	USD
Equity in earnings of subsidiaries, VIEs and VIEs’ subsidiaries	(35,994,910)	14,725,415	68,117,762
General administrative expense and others	(6,013,633)	(9,192,834)	(2,607,137)
Impairment on long-term investments	(29,189,836)	—	—
NET (LOSS) INCOME	(71,198,379)	5,532,581	65,510,625

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	(5,288,740)	(6,136,187)	6,028,143
COMPREHENSIVE (LOSS) INCOME	(76,487,121)	(603,606)	71,538,768

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2020	2019	2018
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(71,198,379)	5,532,581	65,510,625
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in subsidiaries, VIEs and VIEs’ subsidiaries	35,994,910	(14,725,415)	(68,117,762)
Impairment from long-term investments	29,189,836	—	—
Share-based compensation	347,466	6,585,386	1,828,868
Changes in operating assets and liabilities:
Prepayments and other assets	344,195	(339,995)	44,295
Accrued expenses and other current liabilities	184,258	(2,562,074)	2,898,317
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(5,137,714)	(5,509,517)	2,164,343

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investment in subsidiaries, VIEs and VIE’s subsidiaries	(1,000,000)	(15,420,961)	—
Purchase of long term investments	(14,594,918)	(1,600,000)	—
NET CASH USED IN INVESTING ACTIVITIES	(15,594,918)	(17,020,961)	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering, net of offering cost	—	—	—
Proceeds from IPO, net of offering costs	—	—	43,273,702
Exercise of share options	281,616	1,156,623	—
Proceeds from issuance of unsecured note	—	20,000,000	—
Repurchase of ordinary shares	(2,667,902)	(1,320,468)	—
Payments for offering cost	—	(318,000)	—
Dividend paid	—	(19,547,532)	—
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(2,386,286)	(29,377)	43,273,702
NET (DECREASE) INCREASE IN CASH	(23,118,918)	(22,559,855)	45,438,045
CASH—beginning of year	24,828,067	47,387,922	1,949,877
CASH—end of year	1,709,149	24,828,067	47,387,922
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	—	—	—
Cash paid for interest	—	—	—

HEXINDAI INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

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

3.                       As of March 31, 2020 and 2019, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

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