Form 20-F
period 2021-03-31
Xiaobai Maimai Inc.
filed 2021-07-28
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38245

Xiaobai Maimai Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

Tel: +86 10 5370 9902

(Address of principal executive offices)

Rui (Kerrie) Zhang, Chief Financial Officer

Telephone: +86 10 5370 9902

Email: ir@xiaobaimaimai.com

Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road

Chaoyang District, Beijing 100020

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American depositary shares (one American depositary share representing three ordinary shares, par value US$0.0001 per share)	HX	NASDAQ Global Market
Ordinary shares, par value US$0.0001 per share*		NASDAQ Global Market

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

48,850,574 ordinary shares, par value US$0.0001 per share, as of March 31, 2021.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

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

☐ Yes   ☐ No

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

•                                          “ADSs” are to our American depositary shares, each of which represents three ordinary shares;

•                                          “App” are to Xiaobai Maimai application;

•                                          “big data” are to voluminous structured and unstructured data from multiple sources and in multiple formats;

•                                          “CAGR” are to compound annual growth rate;

•                                          “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;

•                                          “CSRC” are to China Securities Regulatory Commission;

•                                          “GMV” or “Gross Merchandise Value” are to the value of confirmed orders of products and services on our platform, regardless of how, or whether, the buyer and seller settle the transaction;

•                                          “Hexin Digital” are to Hexin Digital Technology Co., Ltd.;

•                                          “Hexin E-commerce” are to Hexin E-Commerce Co. Ltd.;

•                                          “Hexin Fengze” are to Hexin Fengze Asset Management (Beijing) Co., Ltd.;

•                                          “Hexin Information” are to Hexin Information Services Co., Ltd.;

•                                          “Hexin Financial Information” are to Hexin Financial Information Services (Beijing) Co., Ltd.;

•                                          “Hexin Group” are to Hexin Information and Hexin Financial Information;

•                                          “Hexin Jinke” are to Hexin Jinke Group Co., Ltd.;

•                                          “Hexin Jiuding” are to Beijing Hexin Jiuding Technology Co., Ltd.

•                                          “Wusu Company” are to Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (formerly known as Wusu Hexin Internet Small Loan Co., Ltd.);

•                                          “Hexin Yongheng” are to Beijing Hexin Yongheng Technology Development Co., Ltd.;

•                                          “Hexindai” are to Hexindai Inc., the former name of our company;

•                                          “Kuaishangche” are to Kuaishangche Automobile Leasing Co., Ltd.;

•                                          “MAU” are to monthly active users;

•                                          “MIIT” are to the Ministry of Industry and Information Technology;

•                                          “Ordinary shares” are to our ordinary shares of par value US$0.0001 per share;

•                                          “Our variable interest entities” or “VIEs” are to Hexin Jiuding, Wusu Company and Hexin Digital;

•                                          “P2P” are to peer-to-peer lending;

•                                          “PCAOB” are to the Public Company Accounting Oversight Board;

•                                          “Platforms” are to the e-commerce platforms that Xiaobai Maimai cooperates with;

•                                          “RMB” and “Renminbi” are to the legal currency of China;

•                                          “SAMR” are to the PRC State Administration for Market Regulation (formerly known as the SAIC);

•                                          “US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

•                                          “U.S. GAAP” are to accounting principles generally accepted in the United States;

•                                          “Xiaobai Maimai,” “we,” “us,” “our company”, “the Company” and “our” are to Xiaobai Maimai Inc., an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entities; and

Exchange Rate Information

Our business is conducted in China, and our financial records are maintained in RMB, our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021, the last business day of the fiscal year of 2021. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 23, 2021, the exchange rate was RMB6.4808 to US$1.00.

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

•                                          the expected growth of the online retail and social e-commerce industry in China;

•                                          our expectations regarding demand for and market acceptance of our products and services;

•                                          our expectations regarding our relationships with our members, users, suppliers, third-party merchants, and other partners, including other social e-commerce platforms and service marketplaces;

•                                          competition in our industry;

•                                          relevant government policies and regulations relating to our industry;

•                                          the development of COVID-19 in the PRC and globally; and

•                                          assumptions underlying or related to any of the foregoing.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report on Form 20-F and the documents that we reference in this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

On December 30, 2020, we completed the disposition of P2P business which historically provided our customers with loan facilitation services, post-origination services and other related services. Consequently, our loan facilitation services, post-origination services and other related services were accounted for as discontinued operations in accordance with U.S. GAAP in our consolidated financial statements. As required by U.S. GAAP, we have retrospectively applied the change in the discontinued operations for the fiscal years ended March 31, 2017, 2018 ,2019 and 2020 accordingly.

The following selected consolidated statements of comprehensive income (loss) for the fiscal years ended March 31, 2019, 2020 and 2021 and summary consolidated balance sheets as of March 31, 2020 and 2021 have been derived from our audited consolidated financial statements included in this annual report on Form 20-F beginning on page F-1.

The selected consolidated statement of operations data for the fiscal years ended March 31, 2017 and 2018 and the balance sheet data as of March 31, 2017, 2018 and 2019 have been derived from our consolidated financial statements not included in this annual report. The consolidated statement of operations data fiscal years ended March 31, 2017 and 2018 reflect the retrospective adjustments for the discontinued operations during year ended March 31, 2021.

	For the Fiscal Years Ended March 31,
	2017	2018	2019	2020	2021
	(US$, except for number of shares)
Selected Consolidated Statement of Comprehensive Income (Loss):
REVENUES
Commission service	—	—	—	—	82,054
Recommendation service and others	—	—	184,968	3,916,276	—
Interest income	—	590,122	3,552,759	3,043,096	1,690,448
Tax and surcharges	—	(20,276)	(42,510)	(44,898)	(17,567)
NET REVENUES	—	569,846	3,695,217	6,914,474	1,754,935

OPERATING COSTS AND EXPENSES
Service and development	—	—	—	1,032,562	544,572
Sales and marketing	—	2,040	1,167,469	1,462,798	1,087,009
General and administrative	1,241	1,035,181	3,131,550	20,488,796	27,217,613
Impairment charge on long-term investments	—	—	—	29,189,836	1,600,000
Finance cost	—	—	—	2,498,706	2,154,621
Share-based compensation	—	1,828,868	6,585,386	347,466	55,468
Total operating costs and expenses	1,241	2,866,089	10,884,405	55,020,164	32,659,283
LOSS FROM CONTINUING OPERATIONS	(1,241)	(2,296,243)	(7,189,188)	(48,105,690)	(30,904,348)

Total other (expenses) income, net	(123)	207,358	381,150	1,232,160	(164,918)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(1,364)	(2,088,885)	(6,808,038)	(46,873,530)	(31,069,266)
PROVISION FOR TAXES EXPENSES	—	131,341	807,710	489,955	482,976
LOSS FROM CONTINUING OPERATIONS	(1,364)	(2,220,226)	(7,615,748)	(47,363,485)	(31,552,242)
Net income (loss) from discontinued operations, net of income taxes	8,572,228	67,730,851	13,148,329	(23,834,894)	(6,439,549)
Gain from disposal of discontinued operations, net of income taxes	—	—	—	—	3,164,802
Total income (loss) from discontinued operations	8,572,228	67,730,851	13,148,329	(23,834,894)	(3,274,747)
NET INCOME (LOSS)	8,570,864	65,510,625	5,532,581	(71,198,379)	(34,826,989)
COMPREHENSIVE INCOME (LOSS)	7,490,828	71,538,768	(603,606)	(76,487,121)	(30,884,832)
Net income (loss) per share attributable to Xiaobai Maimai Inc’s shareholders
Basic	0.20	1.46	0.11	(1.46)	(0.71)
Diluted	0.20	1.37	0.10	(1.46)	(0.71)
Weighted average shares used in calculation of net income (loss) per share
Basic	42,331,200	44,977,780	48,693,162	48,757,199	48,837,977
Diluted	42,331,200	47,656,263	52,912,826	48,757,199	48,837,977

The following table presents our summary consolidated balance sheet data as of March 31, 2017, 2018, 2019, 2020 and 2021.

	As of March 31,
	2017	2018	2019	2020	2021
	(US$)
Selected Consolidated Balance Sheet Data
Cash and cash equivalents	1,949,877	50,499,748	35,657,346	6,668,104	15,128,719
TOTAL ASSETS	28,382,131	166,494,781	182,368,385	80,476,159	31,685,496
TOTAL LIABILITIES	4,877,775	26,451,710	55,865,227	32,375,270	14,413,971
TOTAL SHAREHOLDERS’ EQUITY	23,504,356	140,043,069	126,503,158	48,100,889	17,271,525

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business.

In August 2017, we established Wusu Company, through which we started to conduct our online microlending business. We have engaged in online microlending business since then and have been continuing to contribute resources to our microlending business up to September 30, 2019, since when the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export. Since May 2019, we have ceased to issue new loans through microlending businesses. The microlending industry is rapidly evolving with significant regulatory uncertainties, and our microlending business may be subject to a variety of laws and regulations in the PRC with ambiguous and inconsistent application and interpretation. As a result, we cannot assure you that our investment and exploration in microlending would not be subject to legal risks. Since the change of Wusu Company’s business scope, we cannot carry out any new microlending business without the proper business registration . However, for the loans which were issued prior to the change of the business scope, we are entitled to the credit right over such loans until their maturity. If, however, the authorities were to determine that our historical microlending business was in violation of the relevant PRC laws and regulations, we may be subject to fines and other administrative penalties imposed by the authorities and our business and reputation could be adversely affected.

Our limited operating history in the social e-commerce industry makes it difficult to evaluate our business and prospects.

We have engaged in online microlending business since 2017 and have been continuing to contribute resources to our microlending business up to September 30, 2019. We launched our social e-commerce platform in May 2020 as a new business line and have a limited operating history in the social e-commerce industry. Prior to our transition into a social e-commerce platform, we operated a consumer lending platform in China. Therefore, our historical performance may not be indicative of our future growth or financial results. We cannot assure you that our business, results of operations and financial condition will be able to grow, or that we can avoid any decline in our business, results of operations and financial condition in the future. Our business, results of operations and financial condition may decline for a number of possible reasons, some of which are beyond our control, including decreasing consumer spending, increasing competition, declining growth of our overall market or industry, the emergence of alternative business models, and changes in rules, regulations and government policies with respect to our industry or general economic conditions in China. In addition, our social e-commerce platform, from which we expect to generate substantially all of our revenues in the future, is a newly launched initiative and may not grow as quickly as we anticipate. It is difficult to evaluate our prospects, as we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business, results of operations and prospects may be materially and adversely affected and the market price of our ADSs could decline. You should consider our prospects in light of the risks and uncertainties that companies with a limited operating history may encounter.

We have incurred a net loss and negative operating cash flows in the past and may continue to experience losses in the future.

We incurred a net loss of US$34.8 million for the fiscal year ended March 31, 2021. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and users, grow, and diversify our third-party merchant base, maintain cooperation with other mainstream e-commerce platforms and service marketplaces, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the improvement of our fulfillment infrastructure and technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.

If we fail to anticipate user needs and provide products and services attractive to users, or fail to adapt our services or business model to changing user needs, emerging industry standards or rapid technological evolution, or fail to provide products of satisfactory quality to our users, our business may be materially and adversely affected.

The social e-commerce industry in which we operate, and user needs and preferences are constantly evolving. As a result, we must continuously respond to changes in the market and user demand and preferences to remain competitive, grow our business and maintain our market position. We launched our social e-commerce platform in May 2020, which offers a wide variety of high-quality products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, housewares, home appliances and cost-saving promotions at petrol gas stations nationwide. We intend to further diversify our product and service offerings to contribute to our revenue sources in the future. New products and services, new types of users or new business models may involve risks and challenges we do not currently face. We may introduce new sales format on our platform to improve user engagement. Any new initiatives may require us to devote significant financial and management resources and may not perform as well as expected. Furthermore, we may have difficulty in anticipating user demand and preferences, and the products offered on our platform may not be accepted by the market or be rendered obsolete or uneconomical. Therefore, any inability to adapt to these changes may result in a failure to capture new members and other users or retain existing members and other users, the occurrence of which would materially and adversely affect our business, financial condition and results of operations. In addition, if we are unable to provide products to users of satisfactory quality, in a timely manner, in sufficient quantities or at an acceptable cost, our business could be negatively impacted. We may also be subject to claims if our users are not satisfied with the quality of the products or do not have satisfactory experiences in general.

In addition, we must continue to enhance and improve the responsiveness, functionality and features of our platform to remain competitive. The social e-commerce industry is characterized by rapid technological evolution, changes in user requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile Internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

Any change, disruption or discontinuity in the features and functions of major social networks in China could limit our ability to continue growing our member and user base, and our business may be materially and adversely affected.

Our success depends on our ability to attract and retain new members and users and expand our member and user base. We leverage social networks in China as a tool for member and user acquisition and engagement. For example, we leverage social networks, such as WeChat, QQ and Weibo, to enable members to share product information and their experiences with products on our platform to their friends, family and other social contacts, who can purchase such products directly via the links shared by the members through social networks. A substantial portion of our member and user traffic comes from such member recommendation through social networks. To the extent that we are banned from using some or all functions of such social networks, or fail to leverage such social networks, our ability to attract or retain members and other users, and maintain an active community may be severely harmed. If WeChat, QQ or Weibo changes its functions or support, such as charging fees for functions or support that is currently provided for free, or stops offering its functions or support to us or discontinues its functions or support in general, we may not be able to locate alternative platforms of similar scale to provide similar functions or support in a timely manner, or at all. Furthermore, we may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our user base, and any occurrence of the circumstances mentioned above may have a material adverse effect on our business, financial condition, and results of operations.

Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.

We launched our Elite Influencers Program in August, 2020 to help promote our offerings. Currently, the elite influencers introduced to the platform are primarily WeChat merchants who have considerable influence on social e-commerce in China. As existing e-commerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of elite influencers at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines, or other penalties and have a material adverse effect on our business, financial condition and operating results.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. We do not prescribe what our influencers post, and if we were held responsible for the content of their posts or their actions, we could be forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our offerings or influencers may also be posted on social media platforms and may have adverse impact on our reputation or business. Influencers with whom we maintain relationships could use their own WeChat accounts to communicate directly with our customers in a manner that reflects poorly on our products and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behaviours, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

We are dependent on app stores to disseminate our mobile apps.

We currently offer our services mainly through our mobile platform. Our mobile apps are offered via smartphone and tablet apps stores operated by third parties, such as Apple’s App Store, which could suspend or terminate users’ access to our mobile apps, increase access costs or change the terms of access in a way that makes our apps less desirable or harder to access. As a result, our ability to expand our user base may be hindered if potential users experience difficulties in or are barred from accessing our mobile apps. Our mobile apps may be taken down from certain third-party app stores for a short period of time. We cannot assure you that we will not experience such incident of similar nature in the future. The occurrence of the similar incident may adversely affect our brand and reputation, business, financial condition, and results of operations.

We may lose market share and users if we fail to compete effectively.

The social e-commerce industry in China is intensely competitive. We compete to attract, engage, and retain members, users, orders, suppliers, third-party merchants, and other participants on our platform. Our current or potential competitors include all major social e-commerce companies in China and other Internet companies in China that engage in social e-commerce businesses.

Our current or potential competitors may have longer operating histories, greater brand recognition, better relationships with supplier and third-party merchants, larger customer bases, higher user activity and loyalty or greater financial, technical or marketing resources than we have. Our competitors may leverage their brand recognition, experience and resources to compete with us in a variety of ways, including making investments and acquisitions for the expansion of their product and service offerings. Some of our competitors may be able to secure more favorable terms from suppliers and third-party merchants, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies and devote substantially more resources to their IT systems and technology than us. In particular, some of these competitors have substantially greater financial resources that may allow them to initiate and sustain aggressive price competition and we may experience increased competition when our competitors offer discounts or clearance items for sale for various reasons. If we are unable to offer products on our platform at competitive prices, we may experience increased negative pressure on pricing for our products and loss of users. Some of our competitors may also utilize social networks to attract users, which may divert traffic or attention of our potential users. In addition, new and enhanced technologies may increase the competition in the e-commerce industry. Increased competition may reduce our profitability, market share, user base and brand recognition. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

If we fail to manage and expand our relationships with third-party merchants and other e-commerce platforms and service marketplaces, or otherwise fail to procure products on favourable terms, our business, growth and profitability prospects may suffer.

We operate a marketplace business whereby third-party merchants sell products on our platform. We also provide hyperlinks and refer users to other mainstream platforms that cooperate with us. Sales promotions, such as coupons, discounts, or rebates, are available to purchase orders that are referred through our platform. Our third-party merchants include merchants of mainstream brands and emerging brands, and manufacturing partners we cooperate with. Maintaining strong relationships with these third-party merchants is important to the growth of our business. In particular, we depend significantly on our ability to attract third-party merchants to offer their products on commercially attractive terms on our platform. We typically enter into framework agreements with third-party merchants on an annual basis, and these framework agreements do not ensure the availability of products or the continuation of particular pricing practices or payment terms beyond the end of the contractual term. In addition, our agreements with third-party merchants typically do not restrict them from selling products to others or on other platforms. We cannot assure you that our current third-party merchants will continue to sell products on our platform on commercially acceptable terms, or at all, after the term of the current agreement expires. Even if we maintain good relations with our third-party merchants, their ability to supply products on our platform in sufficient quantity and at competitive prices may be adversely affected by economic conditions, labour actions, regulatory or legal decisions, natural disasters, or other causes.

In the event any brand owner does not have authority from the relevant manufacturer to sell certain products on our platform, such brand owner may cease selling such products on our platform at any time. If our third-party merchants cease to provide us with favourable price for goods sold on our platform, our need for working capital may increase and our operations may be materially and adversely affected. We will also need to establish new third-party merchant relationships to ensure that we have access to a steady supply of products on favourable commercial terms. If we are unable to develop and maintain good relationships with third-party merchants that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, it may inhibit our ability to offer sufficient products sought by our users, or to offer these products at competitive prices. Any adverse developments in our relationships with third-party merchants could materially and adversely affect our business and growth prospects. In addition, as part of our growth strategy, we plan to further expand our product offerings. If we fail to attract new suppliers and third-party merchants to sell their products to us or on our platform due to any reason, our business, growth and profitability prospects may be materially and adversely affected.

Our marketplace business is subject to risks associated with third-party merchants.

We do not have the control over the storage and delivery of products sold on our platform. Our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products directly to our members and users, which makes it difficult for us to ensure that our members and users get the same high-quality service for all products sold on our platform. If any third-party merchant does not control the quality of the products that it sells on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products on our platform, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, or if the products is finally returned by reasons mentioned above or others, the reputation of our marketplace business and our brand may be materially and adversely affected and we could face claims, and be held liable for any losses. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

Our results of operations fluctuate significantly from quarter to quarter, which may make it difficult to predict our future financial performance.

Our results of operations generally are characterized by seasonal fluctuations due to various reasons, including seasonal buying patterns and economic cyclical changes, as well as promotions on our platform and other mainstream platforms that cooperate with us. The fourth quarter of each calendar year generally contributes the largest portion of our annual revenues due to a number of factors, such as merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 global shopping festival, and the impact of seasonal buying patterns in respect of certain categories such as apparel. The first quarter of each calendar year generally contributes the smallest portion of our annual revenues, primarily due to a lower level of allocation of marketing budgets by merchants at the beginning of the calendar year and the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. We may also introduce new promotions or change the timing of our promotions in ways that further cause our quarterly results to fluctuate and differ from historical patterns. In addition, seasonal weather patterns may affect the timing of buying decisions.

Our results of operations will likely fluctuate due to these and other factors, some of which are beyond our control. In addition, our growth in the past may have masked the seasonality that might otherwise be apparent in our results of operations. As the rate of growth of our business declines in comparison to prior periods, we expect that the seasonality in our business may become more pronounced. Moreover, as our business grows, we expect that our fixed costs and expenses will continue to increase, which will result in operating leverage in seasonally strong quarters but can significantly pressure operating margins in seasonally weak quarters.

To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of our ADSs and/or Shares could fluctuate significantly.

Failure to deal effectively with any fictitious transactions or other fraudulent conduct that take place under our marketplace business would materially and adversely affect our business, financial condition and results of operations.

We may face risks with respect to fraudulent activities on our platform. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities, there can be no assurance that such measures will be effective in combating fraudulent transactions or improving overall satisfaction among third-party merchants and users. In addition to fraudulent transactions with legitimate customers, merchants may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their own ratings on our platform, reputation and search results rankings. This activity may harm other merchants by enabling the perpetrating merchant to be favored over legitimate merchants, and may harm our members and users by deceiving them into believing that a merchant is more reliable or trusted than the merchant actually is. This activity may also result in inflated transaction volume from our marketplace business. Moreover, illegal, fraudulent or collusive activities by our employees could also subject us to liability or negative publicity. Although we have internal controls and policies with regard to the review and approval of sales activities and other relevant matters, we cannot assure you that such controls and policies will prevent fraud or illegal activity by our employees. Negative publicity and user sentiment generated as a result of actual or alleged fraudulent or deceptive conduct on our platform or by our employees would severely diminish consumer confidence in us, reduce our ability to attract new or retain current third-party merchants and users, damage our reputation and diminish the value of our brand, and materially and adversely affect our business, financial condition and results of operations.

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our brand, Xiaobai Maimai, among our members, users, third-party merchants and service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

•                                          provide a superior shopping experience to our members and users;

•                                          maintain the popularity, attractiveness, diversity, quality and authenticity of product offerings on our platform;

•                                          maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;

•                                          maintain or improve user satisfaction with our services;

•                                          increase brand awareness through marketing and brand promotion activities; and

•                                          preserve our reputation and goodwill in the event of any negative publicity on consumer experience or merchant service, Internet and data security, product quality, price or authenticity, or other issues affecting us or other social e-commerce businesses in China.

Public perception that non-authentic, counterfeit or defective goods are sold on our platform or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our member and user base, and our business and growth prospects may be materially and adversely affected.

If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected.

If our social e-commerce platform does not provide good consumer experience, it could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established, have a negative impact on our ability to attract new consumers or retain our current consumers, and our business and growth prospects may be materially and adversely affected. Our ability to provide good customer experience depends on a variety of factors. These factors include, among others, our ability to continue to offer authentic products at competitive prices, to source products in response to evolving customer tastes and demands, to ensure the quality of our products and services and to provide flexible payment options. For example, If we are unable to develop and maintain good relationships with third-party merchants that would allow us to obtain a sufficient amount and variety of authentic and quality products on acceptable commercial terms, we may be unable to meet customer demands for these products or to offer these products at attractive prices.

The third-party merchants in our marketplace business rely on a number of contracted third-party delivery logistics service providers to deliver the products sold on our platform to the customers. The products on our platform are supplied by the merchants, who are separately responsible for sourcing and coordinating the delivery of the products sold on Xiaobai Maimai with the third-party delivery logistics service providers. As we do not directly control or manage the operations of these third-party logistics service providers, we may not be able to guarantee their performance. Interruptions to or failures in the delivery services could prevent the timely or proper delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party logistics and delivery service providers, such as inclement weather, health epidemics, natural disasters, transportation disruptions or labor unrest. Delivery of our products could also be affected or interrupted by the merger, acquisition, insolvency or shut-down of the delivery companies the third-party merchants engage to make deliveries, especially those local companies with relatively small business scales. If our products are not delivered on a timely basis or are delivered in a damaged state, customers may refuse to accept the products purchased on our platform and have less confidence in our platform, and our business and reputation could suffer. We cannot assure you that our third-party merchants will be able to find alternative cost-effective logistics service providers to offer satisfactory delivery services in a timely manner, or at all, which could cause our business and reputation to suffer or cause third-party merchants to move to other platforms and have a negative impact on our financial conditions. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. Furthermore, the delivery personnel of contracted third-party delivery service providers directly interact with our customers on our behalf. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation, and cause us to lose customers.

If our customer service representatives, sales representatives or maintenance engineers and technicians fail to provide satisfactory service, it may compromise our ability to provide effective customer service and enjoyable user engagement, which may in turn cause damage to our reputation, loss of customers or direct economic loss. In addition, any negative publicity or poor feedback regarding our customer service may diminish customer confidence in us and the value of our brand, and in turn cause us to lose customers and market share.

In addition, we rely on our technology infrastructure to offer a good customer experience and to attract and retain customers on Xiaobai Maimai. Any failure to properly upgrade our technology infrastructure to serve the growing number of customers, maintain the satisfactory performance, security and integrity of our social e-commerce platform and systems, may materially and adversely affect our business and reputation.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise sold on Xiaobai Maimai, or for merchandise sold on Xiaobai Maimai that infringe on third-party intellectual property rights, or for other misconduct.

Our Xiaobai Maimai platform sources merchandise from third-party merchants. Although we have adopted measures to verify the authenticity and authorization of merchandise sold on Xiaobai Maimai and to avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling merchandise, we may not always be successful in these efforts. In the event that any counterfeit, unauthorized or infringing merchandise is sold on our platform, we could face claims for which we may be held liable. We have not in the past received claims alleging our infringement on third parties’ rights, and if we receive such claims in the future irrespective of their validity, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. If we negligently participate or assist in infringement activities associated with counterfeit goods, we may be subject to potential liability under PRC law including injunctions to cease infringing activities, rectification, compensation, administrative penalties, and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

We may be subject to claims under consumer protection laws, including health and safety claims and product liability claims, if property or people are harmed by the products and services sold through our platform.

Due to several high-profile incidents involving safety, including food safety, and consumer complaints that have occurred in China in recent years, the PRC government, media outlets and public advocacy groups are increasingly focused on consumer protection. Government authorities in other countries where we operate also place high importance on consumer protection. Moreover, we offer food supplements and beverages, mother care, baby care, pharmaceutical and healthcare products and services, as well as electronics products on our platform or by directing our customers to other mainstream platforms that cooperate with us. These activities pose increasing challenges to our internal control and compliance systems and procedures, including our control over and management of third-party service personnel, and expose us to substantial increasing liability, negative publicity and reputational damage arising from consumer complaints, harms to personal health or safety or accidents involving products or services offered through our platforms or provided by us. Operators of e-commerce platforms are subject to certain provisions of consumer protection laws even where the operator is not the merchant of the product or service purchased by the consumer. In addition, if we do not take appropriate remedial action against merchants or service providers for actions they engage in that we know, or should have known, would infringe upon the rights and interests of consumers, we may be held jointly liable for infringement alongside the merchant or service provider. We may also be held jointly liable with the merchants under the PRC E-commerce Law if we fail to take necessary actions when we know or should have known that the products or services provided by the merchants on our platforms do not meet personal and property security requirements, or otherwise infringe upon consumers’ legitimate rights. Moreover, applicable consumer protection laws in China hold that trading platforms will be held liable for failing to meet any undertaking that the platforms make to consumers with regard to products listed on their websites. Furthermore, we are required to report to the SAMR, formerly known as the SAIC, or its local branches any violation of applicable laws, regulations or SAMR rules by merchants or service providers, such as sales of goods without proper license or authorization, and we are required to take appropriate remedial measures, including ceasing to provide services to the relevant merchants or service providers. We may also be held liable if we fail to verify the licenses or qualifications of merchants, or fail to safeguard consumers with respect to products or services affecting consumers’ health or safety.

In addition, we are facing increasing levels of activist litigation in China by plaintiffs claiming damages based on consumer protection laws. This type of activist litigation could increase in the future, and if it does, we could face increased costs defending these suits and damages should we not prevail, which could materially and adversely affect our reputation and brand and our results of operations.

Any disruption to our IT systems could materially affect our ability to maintain the satisfactory performance of our IT systems and deliver consistent services to our users and third-party merchants.

The proper functioning of our IT systems is essential to our business. The satisfactory performance, reliability and availability of our IT systems are critical to our success, our ability to attract and retain buyers and our ability to maintain and deliver consistent services to our buyers and merchants. However, our technology infrastructure may fail to keep pace with increased sales on our platform, in particular with respect to our new product and service offerings, and therefore our buyers may experience delays as we seek to source additional capacity, which would adversely affect our results of operations as well as our reputation.

Additionally, we must continue to upgrade and improve our technology infrastructure to support our business growth. However, we cannot assure you that we will be successful in executing these system upgrades, and the failure to do so may impede our growth. We currently rely on cloud services and servers operated by external cloud service providers to store our data, to allow us to analyze a large amount of data simultaneously and to update our buyer database and buyer profiles quickly. Any interruption or delay in the functionality of these external cloud service and server providers may materially and adversely affect the operations of our business.

We may be unable to monitor and ensure high-quality maintenance and upgrade of our IT systems and infrastructure on a real-time basis, and buyers may experience service outages and delays in accessing and using our platform to place orders. In addition, we may experience surges in online traffic and orders associated with promotional activities and generally as we scale, which can put additional demand on our platform at specific times. Our technology or infrastructure may not function properly at all times. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our platform or reduced order fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our platform. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill orders. Any of such occurrences could cause severe disruption to our daily operations. As a result, our reputation may be materially and adversely affected, our market share could decline and we could be subject to liability claims.

Failure to comply with the applicable laws and regulations may have a material adverse impact on our business, financial conditions and results of operations.

As the e-commerce industry is still evolving in China, new laws and regulations may be adopted from time to time to address new issues that arise from time to time. For example, in August 2018, the Standing Committee of the National People’s Congress promulgated the E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law generally provides that e-commerce operators must obtain administrative licenses if business activities conducted by the e-commerce operators are subject to administrative licensing requirements under applicable laws and regulations. In addition, the E-Commerce Law imposes a number of obligations on e-commerce platform operators, including the obligations: (i) to verify and register platform merchants, (ii) to ensure platform cybersecurity, including, but not limited to, data privacy, (iii) to ensure fair dealing and the legitimate rights and interests of consumers on the platform, (iv) to publicize transaction information preservation and transaction rules, and (v) to protect intellectual properties. As the E-Commerce Law is relatively new, no detailed interpretation and implementation rules have been promulgated, and it remains uncertain how the E-Commerce Law will be interpreted and implemented. We cannot assure you that our current business operations satisfy the obligations provided under the E-Commerce Law in all respects. If the PRC governmental authorities determine that we are not in compliance with all the requirements proposed under the E-Commerce Law, we may be subject to fines and/or other sanctions.

The E-Commerce Law also imposes a requirement on operators of e-commerce platforms, such as us, to assist in tax collection with respect to income generated by sellers from transactions conducted on e-commerce platforms, including, among others, submitting to the tax authority information on the identities of sellers on e-commerce platforms and other information relating to tax payments. Failure to comply with the requirement may result in operators of e-commerce platforms being subject to fines and, in severe circumstances, suspension of business operations of e-commerce platforms. Substantial uncertainties exist regarding the interpretation and implementation of the E-Commerce Law. We encourage and incentivize members to promote the products on our platform. If the members were deemed to be selling our products on a consignment basis, the PRC tax authorities may require our members to make tax registration and request our assistance in these efforts, pursuant to the E-Commerce Law, and our members may be subject to more stringent tax compliance requirements. Due to the lack of detailed interpretation and implementation rules, we are in discussion, from time to time, with the relevant government authorities on how to comply with the requirements under the E-Commerce Law. The PRC government may adopt additional requirements from time to time, and we may be requested by tax authorities to provide further assistance in the enforcement of tax regulations, such as disclosure of transaction records and bank account information of the members, and withholding taxes for our members. If any of these were to occur, we may lose our existing members or fail to attract new members and the level of activity of members may reduce on our platform. We may also incur increased costs and expenses as a result. The tightened tax enforcement by PRC tax authorities in the e-commerce industry, such as imposition of reporting or withholding obligations on operators of e-commerce platforms with respect to taxes payable of merchants on e-commerce platforms, may have a material and adverse effect on our business, financial condition and results of operations.

In August 2005, the State Council promulgated the Regulations on the Prohibition of Pyramid Selling, which prohibits individuals and entities in China from engaging in pyramid selling. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Pyramid Selling.” We believe that our current business model is not in violation of the regulations relating to pyramid selling. However, there is no assurance that the competent governmental authorities will share the same view with us. Moreover, new laws, regulations or policies may also be promulgated in the future, and there is no assurance that our current business model will be in full compliance with the new laws, regulations or policies. If our business model were to be found in violation in the future, we will have to make adjustment to our business model or cease certain of our business operations, and the relevant governmental authorities may confiscate any illegal gains and impose a fine, which would have a material and adverse impact on our business, financial condition and results of operations.

We are subject to cybersecurity risks. If our systems are under malicious attack by sophisticated criminals including by way of hacking, cyber-attacks, infiltration of computer viruses, physical or e-sabotage, we may not be able to protect our business operations or the confidential information gathered on our databases.

We are an attractive target for cyber-attacks in order for criminals to gain access to our confidential and valuable information collected from customers and third-party merchants. We and our third-party system security service providers take measures to prevent such attacks and protect our databases of confidential information, but these measures may be breached accidentally or maliciously by unauthorized access. If confidential information about our customers and third-party merchants were stolen and used for criminal purposes, we could be exposed to liability for loss of information and be subject to time-consuming and expensive litigation and negative publicity. In addition, the Administrative Measures for the Security of the International Network of Computer Information Network, effective on December 30, 1997 and amended on January 8, 2011, requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC which became effective on June 1, 2017 requires that when we discover that our network products or services are subject to risks such as security defects or bugs, we shall take remedial measures immediately, including but not limited to, informing users of the specific risks and reporting such risks to the relevant competent departments. Any security breach, whether actual or perceived, would harm our reputation, and could cause us to lose customers and third-party merchants, and adversely affect our business and results of operations. Our relationships with our customers and third-party merchants may be damaged, negatively affecting our business.

Technology employed by hackers constantly evolve, so that the security measures and our third-party system security service providers may not be able to fully anticipate attacks and implement necessary prevention measures or in time.

Our business generates and processes a large amount of data, including personal data, and the improper use or disclosure of data could harm our reputation and have a material adverse effect on the trading price of our ADSs and/or Shares, our business and prospects.

Our business generates and processes a large quantity of personal, behavioural, transaction and demographic data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

•                  protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behaviour or improper use by our employees;

•                  addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing (including sharing among our own businesses, with business partners or regulators), safety, security and other factors that may arise from our existing businesses or new businesses and technology, such as new forms of data (for example, biometric data, location information and other demographic information); and

•                  complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including requests from data subjects and regulatory and government authorities.

If our user data is improperly used or disclosed by any party, it could result in a loss of users, businesses and other participants from our social e-commerce business, loss of confidence or trust in our platforms, litigation, regulatory investigations, penalties or actions against us, significant damage to our reputation, and have a material adverse effect on the trading price of our ADSs and/or Shares, our business and prospects.

Our business is subject to complex and evolving domestic and international laws and regulations regarding privacy and data protection. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, changes to our data and other business practices, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business.

Regulatory authorities in China have implemented and are considering further legislative and regulatory proposals concerning data protection, including measures to ensure that encryption of users’ data does not hinder law enforcement agencies’ access to that data. New laws and regulations that govern new areas of data protection or impose more stringent requirements may be introduced in China. In addition, the interpretation and application of consumer and data protection laws in China and elsewhere are often uncertain and in flux. It is possible that existing or newly-introduced laws and regulations, or their interpretation, application, or enforcement, could significantly affect the value of our data and force us to change our business practices.

The PRC regulatory and enforcement regime with regard to privacy and data security is evolving. According to the PRC Cybersecurity Law and relevant regulations, network operators, including us, are obligated to provide assistance and support in accordance with the law for public security and national security authorities to protect national security or assist with criminal investigations. In addition, the PRC Cybersecurity Law provides that personal information and important data collected and generated by operators of critical information infrastructure in the course of their operations in the PRC should be stored in the PRC, and the law imposes heightened regulation and additional security obligations on operators of critical information infrastructure. According to the Cybersecurity Review Measures promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which became effective in June 2020, operators of critical information infrastructure must pass a cybersecurity review when purchasing network products and services which do or may affect national security. If we provide or were deemed to provide such network products and services to critical information infrastructure operators, or we were deemed to be a critical information infrastructure operator, we would be required to follow cybersecurity review procedures. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we were required to follow such procedures. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in fines of up to ten times the purchase price of such network products and services being imposed upon us, if we were to be deemed a critical information infrastructure operator using network products or services without completing the required cybersecurity review procedures. The PRC National Security Law covers various types of national security, including technology security and information security. Compliance with the PRC Cybersecurity Law, the PRC National Security Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among users and negatively affect the trading price of our ADSs and/or Shares. There are also uncertainties with respect to how the PRC Cybersecurity Law and the PRC National Security Law will be implemented and interpreted in practice. PRC regulators, including the Department of Public Security, the MIIT, the SAMR and the Cyberspace Administration of China, have been increasingly focused on regulation in the areas of data security and data protection, and are enhancing the protection of privacy and data security by rule-making and enforcement actions at central and local levels. We expect that these areas will receive greater and continued attention and scrutiny from regulators and the public going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Any failure, or perceived failure, by us to comply with the above and other regulatory requirements or privacy protection-related laws, rules and regulations could result in reputational damages or proceedings or actions against us by governmental entities, consumers or others. On the other hand, compliance with these laws and requirements in manners that are perceived as harming privacy could also lead to significant damages to our reputation and similar proceedings and actions against us by regulators and private parties. These proceedings or actions could subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business, or negatively affect the trading price of our ADSs and/or Shares.

On July 10, 2021, the Measures for Cybersecurity Review (Draft Revision), or the Draft Measures for Cybersecurity Review was published to solicit public comments. The Draft Measures for Cybersecurity Review provides that operators with more than one million users who are going to be listed in foreign country shall file with the Cybersecurity Review Office for security assessment. The Draft Measures for Cybersecurity Review have yet become effective and currently the number of our users does not reach one million. However, when the Draft Measures for Cybersecurity Review are finalized and implemented, our failure to comply with those requirements in the Draft Measures for Cybersecurity Review may cause a material adverse impact on our business, financial conditions and results of operations.

We utilize highly technical and specific software and algorithms that require maintenance and constant updates, any undetected errors or bugs may adversely affect our business.

The software and algorithms we use for our data storage security system, social e-commerce platform and other internal systems are highly technical and complex. These algorithms and software are essential to our smooth operation and risk management framework. We and our third-party service providers constantly monitor, maintain, and update them. However, to the extent that such software and algorithms, now or in the future, contain undetected errors, bugs, design defects or are outdated, our customers and third-party merchants may experience problems on our platform, and we may have trouble running our systems and programs for our business and operations. We may be unable to launch our new products, services or upgrades, and our ability to protect customers and third-party merchants’ confidential information as well as our own intellectual property may be compromised. Any such errors, bugs or system failures may harm our brand and reputation, cause loss to customers and third-party merchants, and expose us to liability for damages, adversely affecting our business and results of operations.

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

Our business could also be adversely affected by the effects of COVID-19, Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Particularly, an outbreak of COVID-19 was first reported in Wuhan, Hubei Province, the PRC in late 2019 and continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, extended the Chinese New Year holiday, travel restrictions, mandatory quarantine requirements for individuals infected with or suspected of having COVID-19, prohibited residents from free travel, and postponed the resumption of business operations. Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. If the COVID-19 outbreak drags on for longer, it may affect the development of our current businesses. Private enterprises, especially the small and medium-sized enterprises, which may not have strong cash flows or be well capitalized, may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. The COVID-19 outbreak may also lead to the weakening of the consumer market and the decline in the spending power of the consumers. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. We may take further actions as required by governmental authorities in China or that we determine are in the best interests of our employees, customers, and business partners. As a result of social distancing, travel bans and quarantine measures, access to our facilities, customers, management, support staff, and professional advisors has been limited, which in turn, will impact our operations, financial condition, and demand for our services. However, the extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2021 cannot be reasonably estimated at this time and will depend on future developments, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our third-party merchants and business partners for the foreseeable future, among others. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our business operations and adversely affect our results of operations. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

If the Internet infrastructure or telecommunications network is affected by any disruptions including natural and man-made disasters such as fires, power outages, floods, strikes, terrorism and other catastrophic events causing disruptions, our operation of social e-commerce platform will be adversely affected.

We heavily rely on the Internet infrastructure and telecommunications network in China for our operations and the smooth running of our social e-commerce platform. A significant event or disaster, natural or man-made, including among others, fires, power outages, floods, strikes, terrorist attacks, coups d’état or other catastrophic events or problems, may adversely affect our servers, data centers, the offline branches of our offices. Our business may be disrupted and we may lose critical data or experience interruptions, delays and compromising of our business operations and services. Our third party data suppliers and service providers may also be similarly affected and may not be able to provide our users and us with the support needed. In particular, if our disaster recovery plans prove to be ineffective or inadequate, the aforementioned risks will be further worsened. We do not currently serve network traffic equally from each data center. If our primary data center shuts down, there will be a period of time that our social e-commerce platform will remain inaccessible to our customers and business partners, who may experience severe issues accessing our e-commerce services.

Our operations, customer service, reputation, and ability to attract new and retain customers and business partners depend on the reliable and satisfactory performance of our technology and network infrastructure. Much of our system hardware is hosted in facilities located in Beijing that are partially owned by us and operated by our third-party vendors. If these third-party vendors fail to protect their and our systems in their facilities from any of the aforementioned disruptions and there is a lapse of service or damage to our system hardware, we may experience interruptions in our service and may have to incur extra costs for replacement of facilities.

Our relationships with customers and business partners may be harmed if there is any interruption or delay in our service, whether caused by errors or natural or man-made disasters and problems. Our insurance policies may not be sufficient to adequately compensate us for the losses we sustained. We do not currently maintain business interruption insurance to compensate us for potentially significant losses, including potential harm to our business that may result from interruptions in our ability to facilitate e-commerce services. Since we have had a limited operating history, our disaster recovery plan has not yet been tested in real-life circumstances, and we may not be able to fully recover all data and services lost and affected in the event of any natural or man-made disasters or events. Our business and operations may be negatively affected, as we are prevented from providing services to our customers and business partners, servicing users in a timely manner and generally running and operating our social e-commerce platforms. We may be subject to losses and liability and disappoint customers and business partners who may be then deterred from using our platform, causing a material adverse effect on our business, financial conditions and results of operations.

We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected.

Our business, corporate strategies and future performance depends on our core senior management team comprising our directors, executive officers and other key personnel. If we fail to attract and retain any of our key personnel, or if they are unable or unwilling to continue in their present position due to any reason, we will have to go through a difficult process of replacement. The replacement process will necessarily involve significant time and expenses and may adversely affect our business and results of operations and our business objectives may not be achieved at the pace we expected, or at all.

We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation, and business may be negatively impacted.

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

Some of our trademark registrations will expire in 2029 and 2030, and some of our proprietary software licenses will expire in 2069 and 2070. If we fail to renew these licenses when they expire, third parties may infringe upon our rights and affect our brand and reputation.

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

We invest significant time and expense in the training and development of our employees. Failure to retain our existing employees will incur further significant costs to find suitable replacements and a duplication of effort for their training, which may affect our operations and our quality of service to customers and third-party merchants may be compromised, resulting in a material adverse effect on our business and results of operations.

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

Our corporate culture fosters innovation, a collegiate environment of team effort and encourages creativity, which is important to our business and development of our product pipeline and service upgrades. If we fail to maintain these valuable aspects of our culture during the course of our adaptation into a public company and building the relevant infrastructure, our future success and strategic goals may be affected. Furthermore, we may be unable to retain and attract talent, leading to a negative impact on our business and corporate objectives.

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

We may experience unexpected changes in business conditions, creating additional capital and financing needs. We believe that our current cash and cash equivalents, anticipated cash flows from operating activities, and the proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. However, we may need additional sources of liquidity if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or otherwise. If our available cash and cash equivalents on hand are insufficient to cover our expected cash requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in dilution to our shareholders. We cannot guarantee that financing will be available to us under terms acceptable to us, or at all.

•                                          The incurrence of indebtedness would result in increased fixed obligations and could result in covenants restricting our operations. It could further lead to a number of risks that could adversely affect our operations or financial conditions;

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

•                                          diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions, and other general corporate purposes;

•                                          creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate; and

•                                          loss that might be incurred due to our overseas investment activities.

If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended March 31, 2019. Our management has concluded that our internal control over financial reporting was effective as of March 31, 2021. See “Item 15. Controls and Procedures.”

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

In this annual report on Form 20-F we have utilized data and information from external sources including various third parties comprising government sources and private entities such as industry consultant. Such external sources of statistical data include projections based on numerous assumptions. The social e-commerce industry may not grow at the projected rate provided by these external sources, or at all. The performance of the overall industry and segment affects our business and market price of our ADSs, especially if they fail to grow at the projected rate. Further, the constantly evolving environment of the industry and market results in significant uncertainties, and the projections or estimates about the growth of the market in which we operate in should be considered in this context. If any of the assumptions underlying the market data prove to be incorrect, discrepancies between the projections and actual results may emerge.

We have not independently verified data and information obtained from third party external sources, and the method of collection and methodologies employed by such third parties may differ from ours. In addition, these industry reports and publications generally include a disclaimer that the information therein is believed to be reliable, but which accuracy and completeness cannot be guaranteed.

The audit reports included in our annual report have been prepared by our independent registered public accounting firm whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issued the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

Because we have substantial operations within the PRC and the PCAOB is unable to conduct inspections of the work of our independent registered public accounting firm as it relates to those operations without the approval of the Chinese authorities, our independent registered public accounting firm may not be currently inspected fully by the PCAOB. This potential lack of PCAOB inspections in the PRC may prevent  the PCAOB from regularly evaluating our independent registered public accounting firm’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

RISKS RELATED TO OUR CORPORATE STRUCTURE

Our founder, chairman and executive director, Mr. Xiaobo An, a controlling shareholder of Hexin Group, Kuaishangche and Hexin E-commerce, may exert influence over the Company affairs.

Our founder, chairman and executive director, Mr. Xiaobo An, may exert influence on our company affairs. Mr. Xiaobo An is also the sole executive director of, and beneficially owns Hexin Jinke, which wholly-owns Hexin Information, Hexin Financial Information and Kuaishangche. Mr. Xiaobo An is the sole executive director of, and beneficially owns Hexin E-Commerce. Therefore, Mr. Xiaobo An also controls the decision making of Hexin Group, Kuaishangche and Hexin E-Commerce to a large extent. Moreover, Hexin Group, Kuaishangche and Hexin E-Commerce have discontinued engaging in new P2P business. However, as Hexin Group, Kuaishangche and Hexin E-Commerce are still in the process of clearing and ceasing historical P2P business, if Hexin Group, Kuaishangche or Hexin E-Commerce is penalized because of historical P2P business, then our business, financial condition and results of operations may be materially and adversely affected as well.

If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties.

Foreign ownership of Internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance applicable laws and regulations. We are a Cayman Islands exempted company and our PRC subsidiary is considered as a foreign invested enterprise.

We operate our social e-commerce platform Xiaobai Maimai through a series of contractual arrangements entered into among Hexin Yongheng, Hexin Digital and Hexin Jinke, and obtained control over Hexin Digital. Furthermore, we obtained control over Wusu Company through a series of contractual arrangements entered into among Hexin Yongheng, Hexin E-Commerce and Wusu Company. As a result of these contractual arrangements, we consolidate operating results of Wusu Company in our financial statements under U.S. GAAP. We also exercise effective control over Hexin Jiuding by entering into a series of contractual arrangements with Hexin Jiuding and Hexin Fengze. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company C. Organizational Structure Contractual Arrangements with Hexin Jiuding, Wusu Company and Hexin Digital.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, our consolidated variable interest entities and the contractual arrangements (i) among Hexin Yongheng, Hexin Jiuding and Hexin Fengze, (ii) among Hexin Yongheng, Wusu Company and Hexin E-Commerce, and (iii) among Hexin Yongheng, Hexin Digital and the shareholders of Hexin Digital are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Han Kun Law Offices has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “-Risks Related to PRC Laws Regulating Our Business and Industry-Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Investment.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiary for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require Hexin Yongheng to adjust its taxable income under the contractual arrangements it currently has in place with our consolidated variable interest entities in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Our contractual arrangements with the variable interest entities may be subject to additional taxes, which would adversely affect our financials and your investment.”

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

On November 20, 2020, Hexin Yongheng, Wusu Company and the shareholders of Wusu Company, entered into a VIE termination agreement, which terminated all rights and obligations with respect to each party thereto under the Wusu VIE agreements dated January 1, 2018. For the purpose of internal reorganization, individual shareholders of Wusu Company transferred their equity interests of Wusu Company to Hexin E-Commerce, as a result of which Hexin E-Commerce holds 100% of equity interests of Wusu Company. On December 1, 2020, Wusu Company, Hexin E-Commerce, the sole shareholder of Wusu Company after internal reorganization, and Hexin Yongheng entered into a series of contractual agreements, through which Wusu Company remains as our consolidated variable interest entity. We also operate our social e-commerce platform business through contractual arrangements with Hexin Digital. On January 1, 2021, we obtained control and became the primary beneficiary of Hexin Jiuding by entering into a series of contractual arrangements with Hexin Jiuding and Hexin Fengze, the shareholder of Hexin Jiuding and a wholly-owned subsidiary of Hexin Jinke. For a description of these contractual arrangements, please see “Item 4. Information on the Company-C. Organizational Structure-Contractual Arrangements with Hexin Jiuding, Wusu Company and Hexin Digital.” We rely and expect to continue to rely on contractual arrangements with our variable interest entities to operate our businesses. These contractual arrangements may not be as effective as direct ownership in giving us full operational management and control over our consolidated variable interest entities. We cannot prevent Hexin Jiuding, Wusu Company, Hexin Digital or their respective shareholders from breaching the contractual arrangements and failing to conduct its business operations properly, such as failing to maintain the website and online marketplace in a proper and timely manner, or misusing the domain names and trademarks or otherwise taking actions detrimental to our interests.

If we directly owned Hexin Jiuding, Wusu Company or Hexin Digital, we could elect directors to the board and implement changes at the management and operational levels. Currently we only have contractual rights in relation to the performance and financial benefits of Hexin Jiuding, Wusu Company and Hexin Digital’s operations. Shareholders of any of our variable interest entities may not always act in our best interests. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with any of our consolidated variable interest entities. Although we have the right to replace any shareholder of any of our consolidated variable interest entities under the contractual arrangement, if any shareholder of any of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements among the variable interest entities and Hexin Yongheng, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.” Therefore, our contractual arrangements with our variable interest entities may not be as effective in protecting our interests as direct ownership and operational management would be.

Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements among the variable interest entities and Hexin Yongheng, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.

If Hexin Jiuding, Wusu Company, Hexin Digital or their respective shareholders decide to take actions that do not align with our interests and fail to deliver under our contractual arrangements, we may have to incur substantial costs and expend resources to enforce our contractual arrangements. We may have to resort to legal remedies such as seeking specific performance, injunctive relief and claiming damages, subject to the extent of their effectiveness under PRC laws and regulations. For example, if the shareholders of Hexin Jiuding, Wusu Company or Hexin Digital refuse to respect our purchase option and decline to transfer their equity interest to us or our designee, or if they decide to otherwise act in bad faith, we may have no choice but to take legal action against them.

Our contractual arrangements with Hexin Jiuding, Wusu Company and Hexin Digital and their respective shareholders are governed by PRC laws and provide for arbitration in China as the primary method of dispute resolution. As such, our contracts will be interpreted according to PRC laws and regulations and the arbitration rules of China International Economic and Trade Arbitration Commission. The PRC legal system is less developed and is fraught with uncertainties, which may limit our ability to enforce our rights under the contractual arrangements. Further, there are limited precedents and formal guidance on the interpretation and enforcement of contractual arrangements with variable interest entities in the PRC. In relation to the certainty of arbitral awards in the context of legal action, the final outcome is uncertain. Under PRC law, the ruling of arbitrators is final and arbitration results cannot be appealed in court unless a competent court determines such ruling to be unenforceable or revokes it. If the losing party fails to carry out the arbitral award within the prescribed time limit, such arbitral award may only be enforced through arbitration award recognition proceedings in court, leading to additional expenses and delay. If we cannot enforce the contractual arrangements in relation to Hexin Jiuding, Wusu Company or Hexin Digital, or if we experience significant delay or obstacles in enforcing such arrangements, we may not be able to exert effective control over Hexin Jiuding, Wusu Company or Hexin Digital such that our ability to conduct business and receive financial benefit from operations of Hexin Jiuding, Wusu Company or Hexin Digital may be materially and adversely affected. See “Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us.”

There may be conflicts of interest between shareholders of the variable interest entities and us, which may cause material and adverse effects to our business and financials.

The equity interests of Hexin Jiuding are held by Hexin Fengze. The equity interests of Wusu Company are held by Hexin E-Commerce. The equity interests of Hexin Digital are held by Hexin Jinke. Hexin Yongheng is a wholly-owned subsidiary of us. The interests of Hexin Fengze in Hexin Jiuding, the interests of Hexin E- Commerce in Wusu Company, the interests of Hexin Jinke in Hexin Digital, may, however, differ from the interests of our company as a whole. These shareholders may have conflicts of interest with our company, and may breach, or cause Hexin Jiuding, Wusu Company or Hexin Digital, as the case may be, to breach, our contractual arrangements, such as preventing it to remit payment due to us on a timely basis, or performing other acts of non-performance adverse to our interests. We cannot assure you that when such conflicts of interest arise, if any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor such that we may not be able to control our variable interest entities effectively and enjoy economic benefits under our contractual arrangements in relation to Hexin Jiuding, Wusu Company and Hexin Digital.

Under the exclusive option agreement entered into among Hexin Yongheng, Hexin Fengze and Hexin Jiuding, the exclusive option agreement entered into among Hexin Yongheng, Wusu Company and Hexin E-Commerce and the exclusive option agreement entered into among Hexin Yongheng, Hexin Digital and Hexin Jinke, we have an option to purchase all their equity interests in the relevant variable interest entity to be held by us or our designee. Aside from the purchase option, we do not have any other arrangements or means to address potential conflicts of interest. If we cannot amicably resolve any conflicts of interest or disputes with the shareholders of Hexin Jiuding or Wusu Company or Hexin Digital, we would have to resort to lengthy and costly legal action and proceedings, which would disrupt our business operations and incur significant expenses. Meanwhile, our business and results of operations may be materially adversely affected.

Our contractual arrangements with the variable interest entities may be subject to additional taxes, which would adversely affect our financials and your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law, or EIT Law, requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between (i) Hexin Yongheng, our wholly-owned subsidiary in China, Hexin Jiuding, our consolidated variable interest entity in China, and Hexin Fengze, the shareholder of Hexin Jiuding; (ii) Hexin Yongheng, Wusu Company, our consolidated variable interest entity in China, and Hexin E-Commerce, the shareholder of Wusu Company; and (iii) Hexin Yongheng, Hexin Digital, our consolidated variable interest entity in China, and Hexin Jinke, the shareholder of Hexin Digital, were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Hexin Jiuding, Wusu Company or Hexin Digital’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Hexin Jiuding, Wusu Company or Hexin Digital for PRC tax purposes, which could in turn increase its tax liabilities without reducing Hexin Yongheng’s tax expenses. In addition, if Hexin Yongheng requests the shareholders of Hexin Jiuding, Wusu Company or Hexin Digital to transfer their equity interests in Hexin Jiuding, Wusu Company or Hexin Digital at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Hexin Yongheng to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Hexin Jiuding, Wusu Company or Hexin Digital for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

If the variable interest entities go bankrupt or becomes subject to a dissolution or liquidation proceeding we may not be able to recover or claim ownership over the assets and networks of the variable interest entities.

One of our variable interest entities, Hexin Digital, holds assets material to our social e-commerce business and business operations, including the Internet information services license, or the ICP License, domain names and trademarks and software licenses. Under our present contractual arrangements, Hexin Jiuding, Wusu Company and Hexin Digital cannot, and their respective shareholders shall not cause Hexin Jiuding, Wusu Company and Hexin Digital, respectively, to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the respective business without our prior consent. However, if the shareholders of either variable interest entity initiates liquidation proceedings in breach of our contractual arrangements, such that the variable interest entity undergoes voluntary or involuntary liquidation proceedings, or if it declares bankruptcy and all or part of its assets become subject to the claims of third party creditors, liens or are otherwise disposed of without our consent, we may not be able to continue our business operations, which would materially and adversely affect our financial conditions and results of operations.

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

RISKS RELATED TO PRC LAWS REGULATING OUR BUSINESS AND INDUSTRY

The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism and negative publicity by investors, financial commentators and regulatory agencies, such as the SEC. Much of the scrutiny, criticism and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the Holding Foreign Companies Accountable Act.

As a result of these scrutiny, criticism and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism and negative publicity will have on us, our business and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our share.

There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business

PRC laws, regulations and policies concerning VAT collection procedures and ACTCS business are evolving and the PRC government authorities may promulgate new laws, regulations and policies in the future. We cannot assure you that our practices would not be deemed to violate any PRC laws, regulations or policies either now or in the future.

Moreover, developments in the ACTCS service industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which may limit or restrict the ACTCS hardware and services we offer. Furthermore, we cannot rule out the possibility that the PRC government will institute a new licensing regime covering services we provide in the future. If such a licensing regime were introduced, we cannot assure you that we would be able to obtain any newly required license in a timely manner, or at all, which could materially and adversely affect our business and impede our ability to continue our operations.

Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business.

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

•      investigations, enforcement actions, and sanctions;

•      mandatory changes to our network and products;

•      disgorgement of profits, fines, and damages;

•      civil and criminal penalties or injunctions;

•      claims for damages by our customers or channel partners;

•      termination of contracts;

•      loss of intellectual property rights;

•      failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and

•      temporary or permanent debarment from sales to public service organizations.

If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, results of operations, and financial condition could be adversely affected. In addition, responding to any action will likely result in a significant diversion of our management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could materially harm our business, results of operations, and financial condition.

Additionally, companies in the technology industry have recently experienced increased regulatory scrutiny. Any reviews by regulatory agencies or legislatures may result in substantial regulatory fines, changes to our business practices, and other penalties, which could negatively affect our business and results of operations. Changes in social, political, and regulatory conditions or in laws and policies governing a wide range of topics may cause us to change our business practices. Further, our expansion into a variety of new fields also could raise a number of new regulatory issues. These factors could negatively affect our business and results of operations in material ways.

Moreover, we are exposed to the risk of misconduct, errors and failure to functions by our management, employees and parties that we collaborate with, who may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and penalties in relation to noncompliance with applicable laws and regulations, which could harm our reputation and business.

We are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are subject to PRC laws relating to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. These laws apply not only to third-party transactions, but also to transfers of information between us, our WFOE, our VIE, and our VIE’s subsidiaries, and among us, our WFOE, our VIE, and our VIE’s subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On July 10, 2021, the Cyberspace Administration of China (“CAC”) publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We could be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and will take effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law. After the Data Security Law takes effect, if our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, and results of operations. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

The failure to comply with PRC regulations relating to mergers and acquisitions of domestic projects by offshore special purpose vehicles may subject us to severe fines or penalties and create other regulatory uncertainties regarding our corporate structure.

On August 8, 2006, Ministry Of Commerce of People’s Republic Of China, or MOFCOM, joined by the CSRC, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (the “SAIC”), and SAFE, jointly promulgated regulations entitled the Provisions Regarding Mergers and Acquisitions of Domestic Projects by Foreign Investors (the “M&A Rules”), which took effect as of September 8, 2006, and as amended on June 22, 2009. This regulation, among other things, have certain provisions that require offshore special purpose vehicles formed for the purpose of acquiring PRC domestic companies and controlled directly or indirectly by PRC individuals and companies, to obtain the approval of MOFCOM prior to engaging in such acquisitions and to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock market. On September 21, 2006, the CSRC published on its official website a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval.

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Hexin Jiuding, Wusu Company and Hexin Digital through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangements between WFOE and Hexin Jiuding, Wusu Company and Hexin Digital, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

The M&A Rules, along with certain foreign exchange regulations discussed below, will be interpreted or implemented by the relevant government authorities in connection with our future offshore financings or acquisitions, and we cannot predict how they will affect our acquisition strategy. For example, Hexin Jiuding, Wusu Company and Hexin Digital’s ability to remit its profits to us or to engage in foreign-currency-denominated borrowings, may be conditioned upon compliance with the SAFE registration requirements by shareholders of the Registrant and the VIEs, over whom we may have no control.

The approval of the CSRC and other compliance procedures may be required, and, if required, we cannot predict whether we will be able to obtain such approval.

The M&A Rules requires an overseas special purpose vehicle that are controlled by PRC companies or individuals formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies using shares of such special purpose vehicle or held by its shareholders as considerations to obtain the approval of the China Securities Regulatory Commission, or the CSRC, prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear. If CSRC approval is required, it is uncertain whether it would be possible for us to obtain the approval. Any failure to obtain or delay in obtaining CSRC approval would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies.

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, regulations and rules that the CSRC’s approval may not be required for the listing and trading of our Ordinary Shares on the Nasdaq Global Market, given that: (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours in this prospectus are subject to this regulation, (ii) we establish our WFOE by means of direct investment and acquiring equity interest or assets of an entity other than “PRC domestic company” as defined under the M&A Rules, and (iii) no explicit provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to such Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, regulations and rules or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC regulatory agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel does. If it is determined that CSRC approval is required, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to obtain or delay in obtaining CSRC approval. These sanctions may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the Ordinary Shares. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals, we may be unable to obtain a waiver of such approval requirements.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC.

We conduct all of our operations and all of our revenue is generated in the PRC. Accordingly, economic, political and legal developments in the PRC will significantly affect our business, financial condition, results of operations and prospects. Policies of the PRC government can have significant effects on economic conditions in the PRC and the ability of businesses to operate profitably. Our ability to operate profitably in the PRC may be adversely affected by changes in policies by the PRC government, including changes in laws, regulations or their interpretation, particularly those dealing with the Internet, including censorship and other restriction on material which can be transmitted over the Internet, security, intellectual property, money laundering, taxation and other laws that affect our ability to operate our website.

Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all.

Although the PRC government has been pursuing a number of economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC. Because of the nature of our business, we are dependent upon the PRC government pursuing policies that encourage private ownership of businesses. Restrictions on private ownership of businesses would affect the VAT filing and collection in general and businesses using ACTCS in particular. We cannot assure you that the PRC government will pursue policies favoring a market-oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC.

PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Beginning in the fourth quarter of 2016, the RMB depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China until August 2017 when the RMB started to appreciate against the U.S. dollar. In 2017, the value of the RMB appreciated by approximately 6.71% against the U.S. dollar; and in 2018, the RMB depreciated by approximately 5.7% against the U.S. dollar. In 2019, the value of the RMB further depreciated by approximately 1.3% against the U.S. dollar. In 2020, the value of the RMB appreciated by approximately 6.5% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, replacing earlier rules promulgated in March 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiary of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who have resided in the PRC for a continuous period of not less than one year and who have been granted options or other awards are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Exchange - Regulations on Stock Incentive Plans.”

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information-E. Taxation-People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that we or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then we or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, dividends we pay to non-PRC holders may be subject to PRC withholding tax, and gains realized on the sale or other disposition of ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such dividends or gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

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

The trading price of our ADSs has ranged from US$0.90 to US$3.39 per ADS in 2020. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                                          regulatory developments affecting us, our customers or our industry;

•                                          announcements of studies and reports relating to our products and service offerings or those of our competitors;

•                                          changes in the economic performance or market valuations of other social e-commerce platforms;

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

We have been the subject of short selling, and it is not clear what long-term effect such negative publicity could have on us. We may also be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavourable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavourable research about our business, the market price for our ADSs would likely decline. If one or more of these analyst’s cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume of our ADSs to decline.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 48,850,574 ordinary shares outstanding. Among these shares, 14,675,000 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2021 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

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

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

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

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we rely on home country practices with respect to certain corporate governance matters, please see “Item 16.G—Corporate Governance.” As a result, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results periodically through press releases, distributed pursuant to the rules and regulations of the NASDAQ Global Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will only be able to direct the exercise of the voting rights attaching to the ordinary shares which are represented by your ADSs in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will use its best endeavours to vote the ordinary shares which are represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the shares represented by your ADSs unless you withdraw the shares from the ADR facility prior to the applicable share record date. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten calendar days. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the underlying shares represented by your ADSs to allow you to vote with respect to any specific resolution or matter to be considered and voted upon at such general meeting. If we give notice to our shareholders of any general meeting, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the underlying shares represented by your ADSs are not voted as you requested.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavour to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

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

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

In April 2016, Hexindai Inc. was incorporated in Cayman Islands as a holding company. We provided online microlending business and P2P marketplace business from 2017 to 2019. As part of our major business restructuring and disposition of our P2P marketplace business in and around December 2020, which is described in greater detail below, we changed our name from Hexindai Inc. to Xiaobai Maimai Inc. to reflect our current business that is built upon our social e-commerce platform. As of the date of this annual report, we are no longer engaged in the P2P marketplace businesses and are not making any new loans under the microlending business, and are solely focused on our social e-commerce platform business.

In March 2014, our founders Mr. Xiaobo An and Mr. Xiaoning An, along with Mr. Xiaobin Zhai, established Hexin E-Commerce Co. Ltd in China, or Hexin E-Commerce, which at the time of its inception was not under our control and jointly owned by the individuals named above.

In order to obtain control of Hexin E-Commerce, in November 2016, we entered into a series of contractual arrangements with Hexin E-Commerce and its then-shareholders and became Hexin E-commerce’s primary beneficiary. Prior to our disposal of Hexin E-Commerce in December 2020, we conducted our P2P marketplace businesses primarily through Hexin E-Commerce.

In May 2016, we established a wholly-owned subsidiary in Hong Kong, Hexindai HK, and further established Beijing Hexin Yongheng Technology Development Co. Ltd., or Hexin Yongheng, which to this date remains Hexindai HK’s wholly-owned subsidiary in China, in August 2016.

In August 2017, we established Wusu Company to conduct online microlending business. At the time of Wusu Company’s inception, Hexin E-Commerce, Mr. Ming Jia and Mr. Shiwei Wu were the shareholders of Wusu Company. On January 1, 2018, Hexin Yongheng, Wusu Company, Hexin E-Commerce, Mr. Ming Jia and Mr. Shiwei Wu entered into a series of agreements (the “2018 Wusu VIE Agreements”), and as a result of which, Hexin Yongheng became the primary beneficiary of and controlled Wusu Company.

On November 3, 2017, our ADSs commenced trading on the NASDAQ Global Market under the symbol “HX.”

As part of our strategy to expand our investment, in June 2018, we incorporated HX Asia Investment Limited, a wholly-owned subsidiary in the British Virgin Islands, to acquire a 19.99% equity stake in Musketeer Group Inc, an Indonesian online lending platform that offers consumption instalment loans. We completed the acquisition in August 9, 2018 as part of our strategy to explore overseas opportunities by leveraging our extensive experience and expertise in new high-growth markets.

As part of our strategy to diversify funding sources for our P2P marketplace and online microlending businesses (which we are no longer engaged in), in December 2018, Hexin E-Commerce established Trust 1 with an independent third-party trust company. At the time of establishing Trust 1, Hexin E-Commerce was still an entity under our control. As part of our business restructuring in December 2020 and our disposal of Hexin E-commerce, we are no longer a beneficiary to Trust 1.

In January 2019, we incorporated HX China Investment Limited, also our wholly-owned subsidiary in the British Virgin Islands, for the purpose of acquiring a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd. As part of that acquisition, we established Tianjin Haohongyuan in China in May 2018 to synergize the investment by way of providing loan assistance functions such as borrower assessment to Phoenix Intelligent Credit Group Ltd. At the time of our acquisition, Phoenix Intelligent Credit Group Ltd was an operator of one of China’s leading P2P lending platforms and a wholly-owned subsidiary of Phoenix Financial Group Ltd., which was unrelated to us.

On August 1, 2019, Hexin Digital, which was established on September 9, 2017 with the provision of technology consultancy and technological services as its principal business, was acquired by Hexin Jinke from an independent third party, and Hexin Digital had minimal activities before being acquired by us. We obtained control and became the primary beneficiary of Hexin Digital in August 2019 by entering into a series of contractual arrangements with Hexin Digital and Hexin Jinke. Hexin Digital is 100% owned by Hexin Jinke. Hexin Digital holds the requisite licenses necessary to conduct our online marketplace business which is subject to restrictions under current PRC laws and regulations. We operate our newly launched social e-commerce platform Xiaobai Maimai through Hexin Digital.

On September 30, 2019, we changed Wusu Company’s principal businesses from microlending to trading, provision of technological promotion services, and import and export.

On July 15, 2020, we incorporated Hexin Investment Private Limited in Singapore with a view to engage in future investment activities.

As part of our corporate restructurings prior to our disposal of Hexin E-Commerce in December 2020, Mr. Ming Jia and Mr. Shiwei Wu transferred their equity interests of Wusu Company to Hexin E-Commerce, and therefore, Hexin E-Commerce became the sole shareholder of Wusu Company on November 20, 2020. On November 20, 2020, Hexin Yongheng, Wusu Company, Hexin E-Commerce, Mr. Ming Jia and Mr. Shiwei Wu entered into a VIE termination agreement, which terminated all rights and obligations with respect to each party thereto under the 2018 Wusu VIE Agreements. On December 1, 2020, Wusu Company and its shareholder, Hexin E-Commerce, entered into a new series of contractual arrangements with Hexin Yongheng, and as a result of which, Hexin Yongheng remains the primary beneficiary of and controls Wusu Company.

On December 16, 2020, Hexin Yongheng and Kuaishangche, a company not directly associated with the Company but controlled by Mr. Xiaobo An, and Hexin E-Commerce entered into an assignment and assumption agreement. Pursuant to the Agreement, Hexin Yongheng agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB5.0 million (US$726,781).

On April 8, 2021, we established UK Holding Limited, an exempted company in the Cayman Islands with a view to engage in future investment activities. For more information on our investments and planned investments, please see “—B. Business Overview—Business Expansion and Cooperation.”

Business Restructuring and Disposition of Hexin E-Commerce

Prior to our disposition of Hexin E-Commerce, on November 20, 2020, Mr. Ming Jia and Mr. Shiwei Wu transferred their equity interest in Wusu Company to Hexin E-Commerce, which resulted in Wusu Company becoming a wholly-owned entity of Hexin E-Commerce. On November 20, 2020, Hexin Yongheng, Wusu Company, Hexin E-Commerce, Mr. Ming Jia and Mr. Shiwei Wu entered into a VIE termination agreement, which terminated all rights and obligations with respect to each party thereto under the 2018 Wusu VIE Agreements.

On December 1, 2020, Hexin Yongheng, our wholly-owned subsidiary, entered into a new series of contractual arrangements with Wusu Company and Hexin E-Commerce whereby Hexin Yongcheng retained its interests as the primary beneficiary to Wusu Company.

On December 16, 2020, Hexin Yongheng, Kuaishangche, Hexin E-Commerce, Xiaobo An, Xiaoning An, and Xiaobin Zhai entered into an assignment and assumption agreement. Pursuant to this agreement, Hexin Yongheng has agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB 5 million. Upon the closing of the disposition, Kuaishangche became the primary beneficiary of and obtained control of Hexin E-Commerce, and as a result, assume all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce had in Wusu Company, which remained a consolidated variable interest entity of the Hexin Yongheng by way of the December 1, 2020 contractual arrangements. We closed the disposition of Hexin E-Commerce on December 30, 2020. As a result of the disposition, we are no longer conducting the P2P marketplace business and instead are focusing on developing and investing resources into our social e-commerce platform, Xiaobai Maimai.

On December 16, 2020, our shareholders approved our name change from “Hexindai Inc.” to “Xiaobai Maimai Inc.” to reflect our business transition.

On January 1, 2021, Hexin Yongheng, our wholly-owned subsidiary, obtained control and became the primary beneficiary of Hexin Jiuding by entering into a series of contractual arrangements with Hexin Jiuding and Hexin Fengze, the shareholder of Hexin Jiuding and a wholly-owned subsidiary of Hexin Jinke.

Corporate Information

Our principal executive offices are located at Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road, Chaoyang District, Beijing 100020, the People’s Republic of China. Our telephone number at this address is +86 10 5370 9902. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801, 2nd Avenue, Suite 403, New York, NY 10017.

B.                                    Business Overview

Xiaobai Maimai’s transition into the social e-commerce business

We were formally known as Hexindai Inc., and used to be engaged in the business of providing online facilitation related services via our consumer lending marketplace in China, facilitating loans to meet the increasing consumption demand of the emerging middle class in China from 2017 to 2019. Hexindai Inc. was a mobile e-commerce and consumer lending platform in China until it disposed of Hexin E-Commerce in December 2020 and changed its name to Xiaobai Maimai Inc. As part of its transition into the social e-commerce platform business, in May 2020, Xiaobai Maimai launched a new form of social e-commerce mobile platform, Xiaobai Maimai App, offering high-quality and affordable branded products. Xiaobai Maimai leverages its cooperation with major domestic e-commerce platforms and services marketplaces as part of its integrated buyer resources to select and source the most desirable goods and services. Xiaobai Maimai rewards customers with a small commission for every purchase, share or recommendation of a product made to friends.

In August 2020, Xiaobai Maimai underwent an upgrade to offer an even wider variety of high-quality products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On Xiaobai Maimai App, customers can easily compare superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for customers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the application.  As of June 30, 2021, Xiaobai Maimai had approximately 242,316 active customer accounts (an active customer account refers to a customer account that has made at least one purchase) since its launch.

Xiaobai Maimai will continue to grow through its cooperation with mainstream online platforms in China. Under such cooperation schemes, Xiaobai Maimai provides hyperlinks to these mainstream platforms, and sales promotions, such as coupons, discounts or rebates, are available to purchasers if these mainstream platforms are accessed through hyperlinks from Xiaobai Maimai.

In August, 2020, Xiaobai Maimai launched the Elite Influencers Program, which is designed for users of Xiaobai Maimai to attain higher returns on top of the regular commissions they receive for every purchase, share or recommendation of a product to family and friends. Users of Xiaobai Maimai can become elite influencers and enjoy higher commission rates as their influence reaches certain performance milestones. Currently, the elite influencers introduced to the platform are primarily WeChat merchants who have considerable influence on social e-commerce in China. This group of elite influencers were selected for their rich experience in social e-commerce, regular engagement with an extensive follower base, and their sales on WeChat, including popular shopping categories such as maternal and infant products, household goods, and cosmetic products.

Since the launch of the Elite Influencers Program, Xiaobai Maimai has experienced significant improvements in a number of operating metrics on the social e-commerce application. In August 2020, Xiaobai Maimai’s monthly active users accounted for approximately 61% of the total registered members, representing a significant increase from 29% since June 2020. The monthly orders increased threefold from June 2020 to August 2020, and the number of monthly page views increased by nearly 60 times from June 2020 to August 2020. Going forward, Xiaobai Maimai will continue to promote the Elite Influencers Program to more users, including influential WeChat merchants, retail store merchants, members of mothers’ clubs and farmers’ markets, and part-time merchants. Xiaobai Maimai believes that the Elite Influencers Program will effectively expand its user base and increase traffic to and revenues generated by Xiaobai Maimai social e-commerce platform. At the same time, Xiaobai Maimai also intends to promote social e-commerce employment through our efforts and further fulfill our corporate social responsibility.

Since 2020, Xiaobai Maimai’s Hexin Digital has been a standing committee member of the Social E-commerce Branch of the China Association of Trade in Services (CATIS), the sole national non-profit organization for trade in services in China. According to the 2021 Social E-commerce Development Report of CATIS, China’s social e-commerce market continues to grow at an unprecedented rate. In 2020, the market scale of social E-commerce in China has reached RMB4.0 trillion, accounting for 34% of the total scale of online retail market. The transaction volume of social e-commerce in 2021 is expected to exceed RMB5.8 trillion, an increase of 45% year-over-year.

Xiaobai Maimai’s Business Model

Xiaobai Maimai has been conducting supply to business to customer model since May 2020 and launched its Xiaobai Maimai App in May 2020.

Xiaobai Maimai connects suppliers and customers. Leveraging the cooperation with major e-commerce platforms (“Platforms”), and influential brands. Xiaobai Maimai offers a variety of value-for-money products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, housewares and home appliances. This convenient, one-stop App for Xiaobai Maimai’s customers not only helps them save big on daily necessities when they shop online, but also helps them stay informed of the latest promotions with attractive discounts, coupons and rebates on the App. Customers can easily compare these superior products at competitive prices without having to change their shopping preferences or switch between different online merchants.

Below is a visual presentation of various features of Xiaobai Maimai App:

Xiaobai Maimai App — Homepage

Xiaobai Maimai App offers a unique social e-commerce experience through latest promotions, value-for-money products recommendation and opportunities for social engagements

Cooperation with Platforms

Xiaobai Maimai strategically cooperates with Platforms in China. The cooperation between Xiaobai Maimai and the Platforms is win-win on both sides. Leveraging Xiaobai Maimai’s existing customer base and strong technical support, Xiaobai Maimai can direct and contribute plenty of customer traffic to the Platforms. In the meanwhile, Xiaobai Maimai relies on a wide variety of merchandise posted on the Platforms, their strong brand recognitions and their sound delivery and after-sale services to attract and retain customers. After customers that are directed from Xiaobai Maimai complete their transactions on the Platforms, the Platforms will then award certain commissions to Xiaobai Maimai subject to the rules adopted by the Platforms. Generally, the Platforms will settle the commissions with Xiaobai Maimai within the next month after the transaction is completed.

By cooperating with Platforms, Xiaobai Maimai has achieved the comprehensive connectivity with Platforms, enabling its customers to browse and explore all kinds of merchandises posted on the Platforms via Xiaobai Maimai. After selecting their favourite merchandise, customers can easily click the pictures displayed on Xiaobai Maimai with the hyperlink underlying, which can direct them to the Platforms where the merchandise is being posted. Customers place the order on the Platforms, and the merchant on that Platform provides the delivery and after-sale service to the customers.

The following diagram illustrates Xiaobai Maimai’s cooperation with the Platforms:

Membership rating system

Xiaobai Maimai deploys a membership rating system that rewards users with a rebate or commission for every purchase, share or recommendation of a product made to friends. The number of rebates and commissions will be calculated based on the amount of transaction completed, customer’s history transactions and amount of commissions of this transaction that Xiaobai Maimai received from the Platforms. Currently, the Company paid about 70% of its commission charged from merchants and third-party to its users. In the future, the percentage may be adjusted according to the development of social E-commerce business.

Under membership rating system, Xiaobai Maimai benefits its customers by awarding:

Purchase rebate: Xiaobai Maimai provides customers with a comprehensive selection of value-for-money merchandise and fun and interactive shopping experience. Leverage its strong algorithm support, Xiaobai Maimai posts the latest promotions of various mainstream e-commerce platforms on its APP in a timely manner, enabling its customers to stay informed of the news of attractive promotions and save big on their purchases. Customers can enjoy the most favourable price on Xiaobai Maimai’s App. Xiaobai Maimai directs its customers to the Platforms, and rewards customers with purchase rebate after they complete the transaction on the Platforms in addition to the discounts provided by the merchant. Customers complete their transaction on the Platform by confirming the receipt of merchandise. Xiaobai Maimai will award customers rebates to their Alipay accounts, which will be available for withdrawal within the next month after the completion of the transaction; and

Commission for social media marketing: Xiaobai Maimai welcomes and encourages its customers to share or recommend the products posted on its App with their social contacts via their social media accounts, and treats such customers’ recommendation as its crucial selling and marketing method. Customer posts product information on social media platform, namely their WeChat Moments, with the hyperlink of the product, which can direct their social contacts to the Platforms where the product being posted. Xiaobai Maimai awards customers commissions for their social media marketing activities after their social contacts complete the transactions via the link they post on social media platform. In the meanwhile, their social contacts can also enjoy rebates for their transactions directed by Xiaobai Maimai.

The following diagram illustrates the membership rating system of Xiaobai Maimai:

In addition, Xiaobai Maimai launched Elite Influencers Program in August 2020 to further promote its efforts on social media marketing. Leveraging the strong fans base and seasoned marketing skills of elite influencers on social media platform, Xiaobai Maimai can attract more qualified customers and influencers to join its membership rating system, and contribute more customer traffic to the Platforms, enabling it to further strengthen the cooperation with the Platforms.

External Factors affecting Xiaobai Maimai’s Business

Xiaobai Maimai’s customers are mainly located in China. Since Xiaobai Maimai provides users with discounts, coupons and rebates sourced from third-party e-commerce platforms, its operating results are influenced by seasonal factors, including the timing of promotional events of e-commerce platforms. In general, major e-commerce platforms conduct various marketing campaigns to promote all category products each year, however we believe our most productive shopping seasons are as follows:

•                  the 3.8 shopping festival held between March 3 to March 8;

•                  the 6.18 shopping festival held between June 1 to June 18;

•                  the 11.11 shopping festival held between November 1 to November 11; and

•                  the 12.12 shopping festival held between December 1 to December 12.

Prior to and during these periods of strong customer demand, Xiaobai Maimai increases its marketing efforts by channelling value through the company websites and members’ social network outlets.

Competition

The e-commerce industry in China is intensely competitive. Our current or potential competitors include (i) major e-commerce companies in China, (ii) major traditional and brick-and-mortar retailers in China, (iii) retail companies in China focused on specific product categories, (iv) major social e-commerce platforms and (v) major Internet companies in China that do not operate e-commerce business now but may enter the e-commerce business area or are in the process of initiating their e-commerce businesses.

We anticipate that the e-commerce industry will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

•                  our ability to seamlessly connect e-commerce with social networks;

•                  our stable business cooperative relationships with mainstream platforms;

•                  our ability to attract and retain merchants;

•                  our technical support for platform operation;

•                  product quality and selection;

•                  pricing;

•                  the experience and expertise of our management team; and

•                  customer service.

Intellectual Property

We use a combination of trade secrets, software copyrights, trademarks, know-how and other rights to protect our intellectual property and our brand. We have completed registration of 93 trademarks (with one under review), and 10 computer software copyrights. We have also registered three domain names, www.xiaobaimaimai.com, www.hxvc.com, and www.xiaobaimaimai.cn.

In addition to our intellectual property rights, we believe we maintain a competitive advantage over our peers through our knowledge of China’s e-commerce industry and our constantly improving technology and know-how. We also enter into contracts with our employees and third-party partners to prevent the unauthorized dissemination of our technology. To date, we have not experienced a material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a platform that is similar to our marketplace. We cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology and intellectual property rights. For a description of the risks related to our intellectual property rights, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation and business may be negatively impacted.”

Seasonality

We experience seasonality in our business, reflecting a combination of seasonal fluctuations in customer purchases, promotional events, and traditional retail seasonality patterns.

We generally experience the highest levels of revenues in the fourth calendar quarter of each year than in the preceding three quarters due to a number of factors, including merchants allocating a significant portion of their online marketing budgets to the fourth calendar quarter, promotions, such as the 11.11 global shopping festival and 12.12 shopping festival, and the impact of seasonal buying patterns in respect of certain merchandise categories such as apparel. In the second calendar quarter of each year, we also experience relatively high levels of revenues due to the 6.18 shopping festival. Generally, we experience lower levels of revenues in the first calendar quarter of each year than that of subsequent quarters due to a lower level of operating activities by merchants early in the calendar year and during the Chinese New Year holiday, during which time consumers generally spend less and businesses in China are generally closed. Moreover, we expect to enjoy increased operating leverage in seasonally strong quarters, but will face significant margin pressure in seasonally weak quarters. Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

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

The Rectification Implementation Plans of Online Microlending Companies also sets forth that all related institutions shall be subject to inspection and investigation. Depending on the results, different measures shall be implemented: (i) for institutions holding online microlending licenses but do not meet the qualification requirements to conduct online micro-loan business, their online microlending licenses shall be revoked and such institutions will be prohibited from conducting loan business outside the administrative jurisdiction of their respective approving authorities; and (ii) for institutions holding online microlending licenses that meet the qualification requirements to conduct online micro-loan business but were found not in compliance with other requirements, such as the requirements on the integrated actual interest rate, the scope of loan and the cooperation with third-party institutions, such institutions shall take rectification measures in a period to be separately specified by authorities, and in the event that the rectification does not meet the authorities’ requirements, such institutions shall be subject to several sanctions, including revocation of license and an order to cease business operations.

We engage in online microlending businesses through our subsidiary Wusu Company, which has owned the business scope of microlending. However, we have ceased new microlending business as the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export since September 30, 2019, yet still entitled to the credit right over the loans issued prior to the change of the business scope.

Regulations Relating to Pyramid Selling

The Regulations on Prohibition of Pyramid Selling, that were promulgated by the State Council in August 2005 and became effective in November 2005, prohibit pyramid selling activities. According to the Regulations on Prohibition of Pyramid Selling, the following activities taken by organizers or operators are considered as “pyramid selling”: (i) taking in new members and compensating each member by giving material awards or other financial benefits, based upon the number of new members directly or indirectly introduced by such member on a rolling basis, so as to gain illegal benefits; or (ii) requesting a sum of money as entry fee or as a condition to membership for new members, either directly or through purchasing commodities, so as to gain illegal benefits; or (iii) requesting members to introduce additional members to establish a multi-level relationship and compensating each member based on the level of sales generated by the additional members introduced by such member, so as to gain illegal benefits. The PRC laws and regulations have not defined “illegal benefit” and the determination of gaining “illegal benefit” is to a large extent subject to discretionary view of the competent authorities in the PRC. Any individual or entity engaging in organization of pyramid selling may be subject to confiscation of illegal gains and fines ranging from RMB0.5 million to RMB2.0 million (US$0.3 million), and even criminal liabilities if a crime is constituted. On March 23, 2016, the former State of Administration of Industry and Commerce (which has been merged into SAMR) promulgated the Risk Warning for New Types of Pyramid Selling, which provides that if an activity satisfies the three features stated above at the same time, it will be identified as pyramid selling, regardless of whether any illegal benefit is obtained.

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

According to the Measures for the Security Review of Foreign Investment promulgated by National Development and Reform Commission, the NDRC, and Ministry of Commerce of the People’s Republic of China, the MOC, on December 19, 2020 and became effective on January 18, 2021, the NDRC and the MOC will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and Internet services and products, key technologies, and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, which became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 23, 2020 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%.

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

In light of the above restrictions and requirements, we operate our website through Hexin Digital, which has received the VATS License necessary to provide online information service and other value-added telecommunications services in China.

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

We operate our social e-commerce platform Xiaobai Maimai which was launched in May 2020 through Hexin Digital. Xiaobai Maimai is a form of social e-commerce mobile platform offering high-quality and affordable branded products. Xiaobai Maimai leverages our integrated buyer resources to select and source goods globally, and rewards users with a small commission for every purchase, share or recommendation of a product made to friends. Hexin Digital has obtained its EDI License and ICP License for e-commerce business, which is qualified for providing online transactions between consumers and third-party merchants.

Regulations relating to E-Commerce

Certain laws and regulations are promulgated in recent years to specifically regulate the e-commerce industry in PRC. In January 2014, the State Administration for Industry and Commerce adopted the Measures on the Administration of Online Transactions, or the Online Transactions Measures, which impose certain stringent requirements and obligations on online trading or service operators as well as the marketplace platform providers. For example, the marketplace platform providers are obligated to examine the legal status of each third-party merchant selling products or services on the platform and display on a prominent location on the web page of such merchant the information stated in the merchant’s business licenses or a link to such business license. Where the marketplace platform providers also act as online distributors, these marketplace platform providers must make a clear distinction between their online direct sales and sales of third-party merchant products. Moreover, consumers are generally entitled to return the products sold by an online trading operator within seven days upon the receipt thereof and are not required to provide reasons for such return. In addition, the Online Transactions Measures specifies that online distributors or related service operators, as well as marketplace platform providers, shall conduct their businesses in full compliance with the Anti-unfair Competition Law and other relevant PRC laws and regulations, and shall not unfairly compete with other operators or disturb social and economic orders, including but not limited to carrying out any fictitious transactions and deleting any unfavorable comments. On March 15, 2021, the State Administration for Market Regulation, the SAMR, promulgated the Measures for the Supervision and Administration of Online Trading, which became effective on May 1, 2021 and replace the Online Transactions Measures. The Measures for the Supervision and Administration of Online Trading require that operators not make tied sale as an option for a consumer’s consent by default, or set the option adopted by a consumer in a previous transaction as his or her default option. Operators providing automatic extension or renewal services shall give a salient notice to the consumers and allow consumers to make independent choice before they accept the service. Moreover, the Measures for the Supervision and Administration of Online Trading address key issues such as the registration of online operation entity, the regulation of new business forms, the primary responsibility of platform operators and personal information protection.

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

The Civil Code of the PRC, effective on January 1, 2021, also provides that if an online service provider is aware that an online user is committing infringing activities, such as selling counterfeit products, through its Internet services and fails to take necessary measures, it shall be jointly liable with the said online user for such infringement. If the online service provider receives any notice from the infringed party on any infringing activities, the online service provider shall take necessary measures, including deleting, blocking, and unlinking the infringing content, in a timely manner. Otherwise, it will be jointly liable with the relevant online user for extended damages.

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

On July 10, 2021, the Cyberspace Administration of China (“CAC”) publicly issued the Measures for Cybersecurity Censorship (Revised Draft for Comments) aiming to, upon its enactment, replace the existing Measures for Cybersecurity Censorship. The draft measures extend the scope of cybersecurity reviews to data processing operators engaging in data processing activities that affect or may affect national security, including listing in a foreign country. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. We could be subject to cybersecurity review in the future. During such review, we may be required to suspend our operation experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and will take effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law. After the Data Security Law takes effect, if our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us and our business partners. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, and results of operations. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

Regulations on Privacy Protection

In recent years, PRC government authorities have enacted laws and regulations on Internet use to protect personal information from any unauthorized disclosure. Under the Several Provisions on Regulating the Market Order of Internet Information Services issued by the MIIT in December 2011, an ICP service operator may not collect any user personal information or provide any such information to third parties without the consent of a user. An ICP service operator must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An ICP service operator is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, the ICP service operator must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority. In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes. An ICP service operator must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An ICP service operator is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the ICP service operator to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, closedown of websites or even criminal liabilities. The Cyber Security Law of the PRC which became effective on June 1, 2017 requires network operators to strictly keep confidential users’ personal information that they have collected, and establish and improve the users’ information protection system. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, and became effective in November 2015, any Internet service provider that fails to fulfill the obligations related to Internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation, and any individual or entity that (i) sells or provides personal information to others in a way that violates applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. The Office of the Central Cyberspace Affairs Commission, the MIIT, the Ministry of Public Security, and the SAMR jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019.

Pursuant to the Civil Code of the PRC, the personal information of a natural person shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others. Furthermore, information processors shall not divulge or tamper with personal information collected or stored by them; without the consent of a natural person, information processors shall not illegally provide personal information of such person to others, except for information that has been processed so that specific persons cannot be identified and that cannot be restored. In addition, an information processor shall take technical measures and other necessary measures to ensure the security of the personal information that is collected and stored and to prevent the information from being divulged, tampered with or lost; where personal information has been or may be divulged, tampered with or lost, the information processor shall take remedial measures in a timely manner, inform the natural person concerned in accordance with the provisions and report the case to the relevant competent department.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report on Form 20-F, we have 88 registered trademarks under our variable interest entity, Hexin Jiuding, five registered trademarks under our variable interest entity, Hexin Digital, and one trademark applications pending registration of transfer with the Trademark Office under the State Administration for Industry and Commerce.

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

On October 23, 2019, the SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-Border Trade and Investment, which, among other things, non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make domestic equity investments, provided that such investments should comply with relevant PRC laws and regulations.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE issued the SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, that became effective in July 2014, replacing the previous SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 provides that, before making contribution into an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment in February 2015, which took effect on June 1, 2015 and was further amended on December 30, 2019. This notice has amended SAFE Circular 37 requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

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

C.                                    Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

Notes:

(1)           HX Asia Investment Limited holds 19.99% equity stake of Musketeer Group Inc., an Indonesian online lending platform that offers consumption instalment loans.

(2)           HX China Investment Limited holds 5.88% equity stake of Phoenix Intelligent Credit Group Ltd., a wholly-owned subsidiary of Phoenix Financial Group Ltd and operator of one of China’s leading peer-to-peer lending (P2P) platforms.

Contractual Arrangements with Wusu Company, Hexin Digital and Hexin Jiuding

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct these activities through Wusu Company, Hexin Digital and Hexin Jiuding, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

•                                          exercise effective control over Wusu Company, Hexin Digital and Hexin Jiuding;

•                                          receive substantially all of the economic benefits of Wusu Company, Hexin Digital and Hexin Jiuding; and

•                                          have an exclusive option to purchase all or part of the equity interests in Wusu Company, Hexin Digital and Hexin Jiuding when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Wusu Company, Hexin Digital and Hexin Jiuding and we treat Wusu Company, Hexin Digital and Hexin Jiuding as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Wusu Company, Hexin Digital and Hexin Jiuding in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective (i) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Wusu Company, and Hexin E-Commerce, the shareholder of Wusu Company, (ii) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Hexin Digital and Hexin Jinke, the shareholder of Hexin Digital, and (iii) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Hexin Jiuding and Hexin Fengze, the shareholder of Hexin Jiuding.

Agreements that Provide us Effective Control over Wusu Company

Internal Reorganization of Wusu Company. Prior to the internal reorganization of Wusu Company, Hexin E-Commerce, Jia Ming and Wu Shiwei, each held 94%, 5% and 1% of the equity interest of Wusu Company, respectively. On January 1, 2018, Hexin Yongheng, Wusu Company, Hexin E-Commerce, Jia Ming and Wu Shiwei entered into a series of agreements (the “2018 Wusu VIE Agreements”), and as a result of which, Hexin Yongheng became the primary beneficiary of and controlled Wusu Company. On November 20, 2020, for the purpose of internal reorganization and conducted under the sole and continuous control of Hexin Yongheng and us, Jia Ming and Wu Shiwei transferred 5% and 1% of equity interest of Wusu Company registered under their names to Hexin E-Commerce, which in turn and became the legal title owner of 100% of the equity interest of Wusu Company. On November 20, 2020, Hexin Yongheng, Wusu Company, Hexin E-Commerce, Jia Ming, Wu Shiwei and Wang Huan, the spouse of Jia Ming, entered into a VIE termination agreement, which terminated all rights and obligations with respect to each party thereto under the 2018 Wusu VIE Agreements. On December 1, 2020, Wusu Company, Hexin E-Commerce and Hexin Yongheng entered into new contractual agreements, and as a result of which, Hexin Yongheng remains the primary beneficiary of and controls Wusu Company.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, Hexin E-Commerce, the shareholder of Wusu Company, has pledged all of its equity interest in Wusu Company to guarantee the shareholder’s and Wusu Company’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Wusu Company or Hexin E-Commerce breaches their contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Wusu Company in accordance with the PRC law. Hexin E-Commerce agrees that, during the term of the equity interest pledge agreements, it will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Wusu Company and Hexin E-Commerce discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, Hexin E-Commerce has irrevocably appointed Hexin Yongheng to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Wusu Company requiring shareholder approval, disposing of all or part of Hexin E-Commerce’s equity interest in Wusu Company, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such Hexin E-Commerce’s exclusive attorney-in-fact without notifying or the approval of Hexin E-Commerce, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as Hexin E-Commerce remains a shareholder of Wusu Company. Hexin E-Commerce has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

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

Agreements that Provide us with the Option to Purchase the Equity Interest in Wusu Company

Exclusive Option Agreements of Wusu Company. Pursuant to the exclusive option agreements, Hexin E-Commerce has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hexin E-Commerce’s equity interests in Wusu Company. The purchase price is RMB10 (US$1.4) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by Hexin E-Commerce, the purchase price shall be calculated proportionally. Wusu Company and Hexin E-Commerce have agreed to appoint any persons designated by Hexin Yongheng to act as Wusu Company’s directors. Without Hexin Yongheng’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to Hexin E-Commerce. Hexin E-Commerce has agreed that, without Hexin Yongheng’s prior written consent, it will not dispose of its equity interests in Wusu Company or create or allow any encumbrance on its equity interests. These agreements will remain effective until all equity interests of Wusu Company held by Hexin E-Commerce have been transferred or assigned to Hexin Yongheng or its designated person(s).

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

Agreements that Provide us Effective Control over Hexin Jiuding

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated January 1, 2021, Hexin Fengze has pledged all of its equity interest in Hexin Jiuding to guarantee Hexin Fengze’s and Hexin Jiuding’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Hexin Fengze or Hexin Jiuding breaches their applicable contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Hexin Jiuding in accordance with the PRC law. Hexin Fengze agrees that, during the term of the equity interest pledge agreements, it will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Hexin Fengze and Hexin Jiuding discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the power of attorney dated January 1, 2021, Hexin Fengze has irrevocably appointed Hexin Yongheng to act as its exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hexin Jiuding requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hexin Jiuding, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. The power of attorney will remain in force for so long as Hexin Fengze remains a shareholder of Hexin Jiuding. Hexin Fengze has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Hexin Jiuding

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated January 1, 2021 between Hexin Yongheng and Hexin Jiuding, Hexin Yongheng has the exclusive right to provide Hexin Jiuding with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Heixn Jiuding agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Hexin Jiuding. Hexin Jiuding agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Hexin Jiuding has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hexin Jiuding at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Hexin Jiuding

Exclusive Option Agreements of Hexin Jiuding Pursuant to the exclusive option agreement dated January 1, 2021, Hexin Fengze, shareholder of Hexin Jiuding, has irrevocably granted Hexin Yongheng an exclusive right to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hexin Jiuding. The purchase price is RMB10 (US$1.4) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by Hexin Fengze, the purchase price shall be calculated proportionally. Hexin Jiuding and Hexin Fengze have agreed to appoint any persons designated by Hexin Yongheng to act as Hexin Jiuding’s directors. Without Hexin Yongheng’s prior written consent, Hexin Jiuding shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Hexin Fengze has agreed that, without Hexin Yongheng’s prior written consent, it will not dispose of its equity interests in Hexin Jiuding or create or allow any encumbrance on its equity interests (except as permitted under the power of attorney or the equity interest pledge agreement). These agreements will remain effective until all equity interests of Hexin Jiuding held by its shareholder have been transferred or assigned to Hexin Yongheng or its designated person(s).

Compliance with PRC Law

In the opinion of Han Kun Law Offices, our PRC counsel:

•                                          the ownership structures of (i) Hexin Yongheng and Wusu Company, (ii) Hexin Yongheng and Hexin Digital, and (iii) Hexin Yongheng and Hexin Jiuding currently will not result in any violation of PRC laws or regulations currently in effect; and

•                                          the contractual arrangements among Hexin Yongheng, Wusu Company and Hexin E-Commerce, among Hexin Yongheng, Hexin Digital, Hexin Jinke, and among Hexin Yongheng, Hexin Jiuding and Hexin Fengze, governed by PRC law, currently are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as Internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.                                    Property, Plant and Equipment

Our headquarters are located in Beijing. We have leased an aggregate of approximately 1,945 square meters of office space for our headquarters in Beijing and 125 square meters of office space for our subsidiaries and branches in other cities in China as of March 31, 2021. We lease our premises from unrelated third parties under operating lease agreements. Our servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. The hosting services agreements typically have one-year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.                                    Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our loan facilitation services, post-origination services, and other related services. On December 30, 2020, we completed the disposal of P2P Business, which historically operated our loan facilitation services, post-origination services, and other related services. As a result, the operating results of our P2P Business have been retrospectively reclassified under discontinued operations for the fiscal years ended March 31, 2019, 2020 and 2021.

Since August 2017, the Company started its microlending business and lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans. Interest income was recognised based on the contractual interest rates of the loan. As of March 31, 2021, the outstanding balance of loan receivable, net of allowance was about US$5.5 million and the remaining loan term was within one year.

We launched our social e-commerce platform in May 2020 as a new business line for business transition, and we will continue to develop and invest in our social e-commerce platform to take advantage of China’s fast-growing e-commerce industry. Our social e-commerce platform offers high-quality and affordable products to consumers in China. We cooperate with major domestic e-commerce platforms and services marketplaces to select and source goods and services, and reward users with a small commission for every purchase, share or recommendation of a product made to friends. Since the launch of our social e-commerce platform, we have seen encouraging growth in a number of operating metrics, including transaction volume, monthly mobile active users and active mobile buyers. Although our e-commerce business is still in the early stages of development, where further investment is required, we are proactively executing our strategies to tap into the emerging group-buying communities and exploring other opportunities in China’s fast-growing e-commerce industry, such as live streaming e-commerce.

Our net revenues were USD 3.7 million, USD 6.9 million, and USD 1.8million for the fiscal years ended March 31, 2019, 2020 and 2021, respectively. We had net income of USD 5.5 million, net loss of USD 71.2 million, net loss of USD 34.8 million for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of loan facilitation services, post-origination services, recommendation services and other related services for the fiscal years ended March 31, 2019, 2020 and 2021 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of income tax, were income of USD 13.1 million, loss of USD 23.8 million, loss of USD 6.4 million for the fiscal years ended March 31, 2019, 2020 and 2021, respectively.

Key Components of Results of Operations

Revenues

Revenues are comprised of commission from online marketplace, net, interest income and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Fiscal Years Ended March31,
	2019		2020		2021
		%of		%of		%of
	(US$)	revenues	(US$)	revenues	(US$)	revenues
Revenues
Commission service	—	—	—	—	82,054	4.6%
Recommendation and other service, net	184,968	4.9%	3,915,591	56.2%	—	—
Interest income	3,552,759	95.1%	3,043,096	43.7%	1,690,448	95.3%
Others	—	—	685	0.1%	—	—
Total revenues	3,737,727	100.0%	6,959,372	100.0%	1,772,502	100.0%
Business and sales related taxes	42,510	1.1%	44,898	0.6%	17,567	0.1%
Net Revenues	3,695,217	—	6,914,475	—	1,754,935	—

Commissions from online marketplace, net

Since May 2020, we launched our marketplace business, allowing third-party merchants to sell their products on the platform or cooperating with other mainstream e-commerce platform, and charge commissions from them. The revenues from the marketplace business are recognized on a net basis at the point of receipt of products, net of return allowance and incentives to consumers or channels .

Recommendation and other service, net

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

Operating costs and expenses

Our operating costs and expenses primarily consist of service and development expenses, sales and marketing expenses, general and administrative expenses, provision for loans receivable, impairment charge on long term investments, finance cost and share-based compensation. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2019	2020	2021
	US$	US$	US$
Operating costs and expenses
Service and development expenses	—	1,032,562	544,572
Sales and marketing expenses	1,167,469	1,462,798	1,087,009
General and administrative expenses	3,131,550	20,488,796	27,217,613
Impairment charge on long term investments	—	29,189,836	1,600,000
Finance cost	—	2,498,706	2,154,621
Share-based compensation	6,585,386	347,466	55,468
Total operating costs and expenses	10,884,404	55,020,163	32,659,283

Service and development expenses

Service and development expenses consist primarily of salaries, benefits and service costs directly relating to developing our social e-commerce platform and servicing users. These expenses relate to maintenance and upgrading of our proprietary technology, live customer support, and service fees paid to third-parties.

Sales and marketing expenses

Sales and marketing expenses consist primarily of channel fee, expenses for building our brand recognition and salaries and benefits related to our sales and marketing team.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our management, accounting and finance, legal and human resources teams, loan provisions made for our microlending business and other operating expenses.

Impairment charge on long term investments

Impairment charge on long term investments consists of the recognition of the full impairment of our investment in Musketeer Group Inc. as of March 31, 2021 and full impairment of our investment in Phoenix Intelligent Credit Group Ltd as of March 31, 2020.

Finance cost

Finance cost consists primarily of interest expenses for senior notes.

Share-based compensation

Share-based compensation was expenses related to awards granted under the Amended and Restated 2016 Equity Incentive Plan which began vesting on November 3, 2017.

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

PRC

Our subsidiary, Hexin Yongheng and Tianjin Haohongyuan, and our consolidated VIEs, Wusu Company, Hexin Jiuding, all established in the PRC, are subject to the PRC statutory income tax rate of 25%, according to the EIT Law. Our VIE, Hexin Digital, was granted the “high technology enterprise” status since October 21, 2020 and thus qualified to a preferred income tax rate of 15%.

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

For the fiscal years ended March 31, 2019, 2020 and 2021, the income tax provision was US$0.8 million, US$0.5 million and US$0.5 million, respectively. Our effective tax rates for the fiscal years ended March 31, 2018, 2019 and 2020 were (11.9%), (1.0%) and (1.6%), respectively.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenue This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report on Form 20-F. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Fiscal Years Ended March 31,
	2019	2020	2021
	US$	US$	US$
NET REVENUES	3,695,217	6,914,474	1,754,935
OPERATING COSTS AND EXPENSES
Service and development	—	1,032,562	544,572
Sales and marketing	1,167,469	1,462,798	1,087,009
General and administrative	3,131,550	20,488,796	27,217,613
Finance cost	—	2,498,706	2,154,621
Impairment charge on long-term investments	—	29,189,836	1,600,000
Share-based compensation	6,585,386	347,466	55,468
Total operating costs and expenses	10,884,404	55,020,163	32,659,283
LOSS FROM CONTINUING OPERATIONS	(7,189,187)	(48,105,689)	(30,904,348)
Total other income (loss), net	381,150	1,232,160	(164,919)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(6,808,037)	(46,873,529)	(31,069,266)
Income tax expenses	807,710	489,955	482,976
NET LOSS FROM CONTINUING OPERATIONS	(7,615,748)	(47,363,484)	(31,552,242)
Net income (loss) from discontinued operations, net of income taxes	13,148,329	(23,834,894)	(6,439,549)
Gain from disposal of discontinued operations, net of income taxes	—	—	3,164,802
NET INCOME (LOSS)	5,532,581	(71,198,378)	(34,826,989)

The following table sets forth our revenues breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2019	2020	2021
	(US$)	(US$)	(US$)
Revenues(1)
Commissions from online marketplace, net	—	—	82,054
Recommendation and other service, net	184,968	3,915,591	—
Interest income	3,552,759	3,043,096	1,690,448
Others	—	685	—
Total revenues	3,737,727	6,959,372	1,772,502
Business and sales related taxes	42,510	44,898	17,567
Net Revenues	3,695,217	6,914,475	1,754,935

(1)         Represents amounts net of VAT.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

Net revenues   Net revenues generated for the fiscal year ended March 31, 2021 was US$1.8 million, representing a decrease of 74.6% from US$6.9 million for the fiscal year ended March 31, 2020.

•                      Commissions from online marketplace, net   Commissions from online marketplace was US$0.1 million, The Company launched its social e-commerce platform in May 2020.

•                      Recommendation and other service, net   Recommendation and other service revenue was nil for the fiscal year ended on March 31, 2021, compared to US$3.9 million for the fiscal year ended March 31,2020. The recommendation revenue was generated by referring certain borrowers to Funding Partners in from July to September 2019.

•                      Interest income   Interest income was US$1.7 million in the fiscal year ended March 31, 2021, compared to US$3.0 million for the fiscal year ended March 31, 2020 , the decrease of interest income was mainly  due to the decrease of outstanding balance of loans issued by microlending business. The Company has ceased to issued new loans since May 2019 and has exiting the microlending business since October 2019.

Interest income and recommendation service revenue was presented as revenue from continuing operation as the Company currently had no intention to sell or plan to find a buyer for the disposal of such business and might continue to carry out them in the foreseeable future when the economic condition improved and the pandemic controlled

Operating costs and expenses     Total operating costs and expenses for the fiscal year ended March 31, 2021 were US$32.7 million, a decrease of 40.6% from US$55.0 million for the fiscal year ended March 31, 2020. The decrease was primarily due to a decrease in impairment charge on long term investments.

•                      Service and development expenses   Service and development expenses for the fiscal year ended March 31, 2021 were US$0.5 million, a decrease of 47.3% from US$1.0 million for the fiscal year ended March 31, 2020. The decrease was primarily attributable to the decrease in employee expenses.

•                      Sales and marketing expenses   Sales and marketing expenses for the fiscal year ended March 31, 2021 were US$1.1 million, a decrease of 25.7% from US$1.5 million for the fiscal year ended March 31, 2020. The decrease was primarily due to a decrease in employee expenses and advertising expenses.

•                      General and administrative expenses  General and administrative expenses for the fiscal year ended March 31, 2021 were US$27.2 million, an increase of 32.8% from US$20.5 million for the fiscal year ended March 31, 2020. The increase was primarily attributable to the Company has increased its allowance for uncollectable loans for its micro-lending business from US$13.2 million in fiscal year 2020 to US$22.2 million in fiscal year 2021 based on recent collection history and in light of the continuing impact from COVID-19.

•                      Finance cost    Finance cost for the fiscal year ended March 31, 2021 was US$2.2 million, a decrease of 11.4% from US$2.5 million for the fiscal year ended March 31, 2020 due to the repayment of US$10.0 million principal in December 2020.

•                      Impairment charge on long-term investments   The Company recognized fully impairment of its equity investment in Musketeer Group Inc. as of March 31, 2021.

•                      Share-based compensation   Share-based compensation for the fiscal year ended March 31, 2021 was US$0.1 million, a decrease of 84.0% from US$0.3 million for the fiscal year ended March 31, 2020. The decrease was attributable to decrease in the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan.

Total other (expense)income    Our other expense was US$0.2 million for the fiscal year ended March 31, 2021, as compared to other income of US$1.2 million for the fiscal year ended March 31, 2020, due to the effect of changes in exchange rate, which resulted in exchange gains in fiscal year 2020 while exchange losses in fiscal year 2021 .

Provision for income tax      Our income tax expense was US$0.5 million for the fiscal year ended March 31, 2021, as compared to US$0.5 million for the fiscal year ended March 31, 2020. The income tax was primarily resulted from microlending business.

Net loss from continuing operations    Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2021, was US$31.6 million, compared to US$47.4 million in the same prior period of fiscal year 2020. Net loss from continuing operations was mainly resulted from provision for loan receivables and impairment charged on long-term investment.

Net loss from discontinued operations, net of income taxes    Net loss from discontinued operations, net of income taxes, for fiscal year ended March 31, 2021, was US$6.4 million, compared to a loss of US$23.8 million in the prior period.

Gain from disposal of discontinued operations, net of income taxes    We recognized a gain from the disposal of discontinued operations, net of income taxes, of US$3.2 million in connection with the sale of P2P Business for the fiscal year ended March 31, 2021.

Net loss   As a result of the above factors, we had net loss of US$34.8 million for the fiscal year ended March 31, 2021, compared to net loss of US$71.2 million for the fiscal year ended March 31, 2020.

Fiscal Year Ended March 31, 2020 Compared to Fiscal Year Ended March 31, 2019

Net revenues    Net revenues during the fiscal year ended March 31, 2020 was US$6.9 million, representing an increase of 87.1% from US$3.7 million in the fiscal year ended March 31, 2019.

•                      Recommendation and other service, net  We started to provide recommendation services by referring certain borrowers to financial partners since December 2018. Such services primarily include referral through our marketplace that directs users to financial partners. We receive referral fees from the financial partners and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the years ended March 31, 2019 and 2020, we earned US$0.9 million and US$3.8 million recommendation service revenue from our partnership with the Funding Partner, respectively.

•                      Interest income   Interest income decreased from US$3.6 million in the fiscal year ended March 31, 2019 to US$3.0 million in the fiscal year ended March 31, 2020 due to the decrease of outstanding balance of loans issued through Wusu Company.

Operating costs and expenses    Total operating costs and expenses in the fiscal year ended March 31, 2020 were US$55.0 million, an increase of 405.5% from US$10.9 million in the fiscal year ended March 31, 2019. The increase was primarily due to an increase in general and administrative expenses, provision for uncollectable loans receivable, impairment charge on long term investment and finance cost incurred.

•                      Service and development expenses   Service and development expenses in the fiscal year ended March 31, 2020 were US$1.0million, compared with nil in the fiscal year ended March 31, 2019. The increase was primarily attributable to the increase in employee expenses and expenses relate to maintenance and upgrading of our technology, live customer support, and service fees paid to third-parties.

•                      Sales and marketing expenses   Sales and marketing expenses in the fiscal year ended March 31, 2020 were US$1.5 million, an increase of 25.3% from US$1.2 million in the fiscal year ended March 31, 2019. The increase was primarily due to an increase in employee expenses and advertising expenses for brand recognition.

•                      General and administrative expenses   General and administrative expenses in the fiscal year ended March 31, 2020 were US$7.3 million, an increase of 134.0% from US$3.1 million in the fiscal year ended March 31, 2019. The increase was primarily attributable to the employee expenses and professional service fees.

•                      Provision for loans receivable   Provision for loans receivable in the fiscal year ended March 31, 2020 was US$13.1 million, compared with nil in fiscal year ended March 31, 2019. The Company has increased its allowance for uncollectable loans for its micro-lending business based on recent collection history and the impact from COVID-19.

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

Total other income    Our other income was US$1.2 million in the fiscal year ended March 31, 2020, as compared to US$0.4 million in the fiscal year ended March 31, 2019, due to increase in exchange gain.

Provision for income tax    Our income tax expense was US$0.5 million in the fiscal year ended March 31, 2020, as compared to US$0.8 million in the fiscal year ended March 31, 2019.

Net loss from continuing operations    Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2020, was US$47.4 million, as compared to US$7.6 million in the prior period.

Net loss from discontinued operations, net of income taxes    Net loss from discontinued operations, net of income taxes, for fiscal year ended March 31, 2020, was US$23.8 million, compared to a loss of US$13.1 million in the prior period.

Net (loss) income    As a result of the above factors, we had net loss of US$71.2 million in the fiscal year ended March 31, 2020, compared to net income of US$5.5 million in the fiscal year ended March 31, 2019.

Changes in Financial Position

As of March 31, 2021, our cash and cash equivalents were US$15.1 million, representing an increase of US$4.2 million from US$10.9 million as of March 31, 2020, mainly due to an increase in cash generated from operating activities. For the fiscal year ended March 31, 2021, our net cash used in investing activities was US$0.1 million, compared to that of US$12.8 million for the fiscal year ended March 31, 2020, primarily attributable to the payment of consideration for long-term investment.

As of March 31, 2020, our cash and cash equivalents were US$6.7 million, representing a decrease of US$23.6 from US$30.2 million as of March 31, 2019, mainly due to a net loss of US$47.4 million. For the fiscal year ended March 31, 2020, our net cash generated from investing activities was US$17.4 million, compared to the net cash used in investing activities of US$22.4 for the fiscal year ended March 31, 2019, primarily attributable to the collection of loan receivables of US$33.8 million.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted the new standard beginning April 1, 2020 using the modified retrospective transition approach. Based on the nature of the Company’s financial instruments within the scope of this standard, which are primarily accounts receivable, loans receivable and other receivables, the adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Company is currently evaluating the impact of this update on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows.

B.                                    Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, capital raised from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2019, 2010 and 2021, we had US$35.7 million, US$6.7 million, and US$15.1 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2019, 2010 and 2021, our working capital (excluding the amount due from related parties) amounted to US$70.9 million, US$36.7 million and US$17.3 million, respectively. We believe that our current cash, cash flows provided by operating activities, net proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

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

C.                                    Capital Expenditures

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of US$0.9 million, US$0.3 million and US$0.02million for the fiscal years ended March 31, 2019, 2020 and 2021, respectively, primarily due to purchases of electronics, office equipment, vehicle and leasehold improvements for our office as a result of our business growth.

D.                                    Research and Development

As of March 31, 2021, we have a dedicated product development team consisting of 36 full-time employees. This team is responsible for developing and implementing new products to introduce on to our marketplace.

E.                                    Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

F.                                     Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of March 31, 2021.

G.                                   Tabular Disclosure of Contractual Obligations

Contractual obligations and commitments

We lease our main office space under an irrevocable operating lease agreement. Rental expenses under operating leases for the fiscal years ended March 31, 2019, 2020 and 2021 were US$2,219,743, US$1,976,738, and US$ 398,709 respectively. Effective on April 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method in relation to right of use lease assets. See “Item 18. Financial Statements — Note 11 — Right of Use Lease Assets.”

As of March 31, 2021, the Company had no future minimum lease payment.

In March 2019, we issued a US$20 million three-year senior unsecured note due 2022 to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited. Under the arrangement, the senior unsecured note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2019, 2020 and 2021, respectively.

H.                                   Safe Harbor

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Xiaobo An	38	Director, Chairman and Chief Executive Officer
Rui (Kerrie) Zhang	38	Chief Financial Officer
Wenjuan (Vivian) Liu	35	Director
Non-Executive Directors:
Stephen Markscheid	67	Independent director
Dagang Guo	49	Independent director
David Wei Tang	54	Independent director

Executive Officers

Mr. Xiaobo An, aged 38, founded and has held the position of our chairman since the inception of our business. He became our director in February 2017 and our chief executive officer in May 2019. Before founding our company and the creation of the “Hexin” brand, Mr. An founded Beijing Zhongdashixing Business Co., Ltd, Hexin Wealth Management Co., Ltd, Hexindai and Hexin Financial Information (Beijing) Co., Ltd. He served as a credit approval manager in Huaxia Bank from 2004 to 2008 where his responsibilities included the supervision of credit card application review. Mr. An received a bachelor’s degree in advertising from Hebei University. He was awarded the “Outstanding Innovator of the Financial Industry in China” title by the prestigious Economy magazine and Huazun Prize panel in 2014.

Ms. Rui (Kerrie) Zhang, aged 38, has served as our chief financial officer since August 2019. Ms. Zhang joined the Company in 2017 where she served as our financial reporting director. From May 2016 to April 2017, Ms. Zhang served as the strategy development director and board secretary for Shanghai AkPurna Investment Management Co., Ltd., Akcome’s fintech platform, where she was responsible for formulating and developing the company’s long-term strategy, operational planning, and providing ongoing support to the Board of Directors. From April 2011 to May 2016, Ms. Zhang served in various departmental roles including board secretary, project investment manager, investor relations manager, and group finance manager at ReneSola Ltd. (NYSE: SOL) where she helped create and improve their corporate governance framework. Ms. Zhang received a bachelor’s degree in business administration from Northwest University for Nationalities and a master’s degree in professional accounting from the University of Sydney.

Ms. Wenjuan (Vivian) Liu, aged 35, was appointed as our director on July 14, 2021. Ms. Liu has served as the Chief Executive Officer of Hebei Chuangjie Technology Co., Ltd. since August 2018. From May 2015 to July 2018, Ms. Liu served as the Key Client Manager of Hebei Branch of Guosen Co., Ltd. Ms. Liu has extensive experience in financial investments, capital market operations and enterprise management. Ms. Liu obtained her bachelor’s degree in marketing from the Department of Economics and Management at Nankai University of China.

Non-executive Directors

Mr. Stephen Markscheid, aged 67, has served as our independent director since October 24, 2017. Mr. Markscheid currently serves as an independent director of ZZ Capital International, a Hong Kong GEM Board-listed company (HK GEM: 08295), Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ —listed company (NASDAQ: FANH), and Jinko Solar Inc., a New York Stock Exchange-listed company (NYSE: JKS), and Mericsson Acquisition Corporation. From 1998 to 2006, Mr. Markscheid served as director and later as senior vice president at different group companies of General Electric, where he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to General Electric, from 1994 to 1997, Mr. Markscheid worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago and has years of professional experience in the financial services industries. He obtained a bachelor of arts degree from Princeton University in 1976, a master’s degree in international affairs from Johns Hopkins University in 1980, and a master’s degree in business administration from Columbia University in 1991.

Mr. Dagang Guo, aged 49, has served as our independent director since October 24, 2017. From 2014 to 2018, Mr. Guo served as the Secretary General of Beijing Internet Finance Industry Association. From 2012 to 2014, Mr. Guo served as Investment Director in Beyond Fund and Member of Investment Committee in Guotai Venture Capital Co. Ltd. From 2009 to 2012, Mr. Guo served as the General Manger of Business Development in ECS Technology China Ltd. From 2002 to 2009, Mr. Guo served as Product Director of Digital China, a Shenzhen Stock Exchange-listed company (SZ: 000034). Mr. Guo obtained his bachelor’s degree in Taiyuan University of Technology in 1994, and his master’s degree in FMBA from Cheung Kong Graduate School of Business in 2015.

Mr. David Wei Tang, aged 54, has served as our independent director since October 24, 2017. Mr. Tang currently serves as an independent director of Luokung Technology Corp. a NASDAQ-listed company (NASDAQ: LKCO). Prior to joining our Company, Mr. Tang served as President of Huakang Financial Holdings, a Chinese multi-disciplinary financial holdings group with subsidiaries in investments, insurance, wealth management and financial technology. From 2008 to 2010 and from 2012 to 2013, Mr. Tang served as Vice President, Chief Financial Officer and Chief Strategy Officer of Vimicro Corporation, a NASDAQ-listed company (NASDAQ: VIMC). Prior to that, from 2006 to 2008 he served as the Chief Financial Officer of Fanhua Inc., formerly known as “CNinsure Inc.”, a NASDAQ-listed company (NASDAQ: FANH), from 2003 to 2004, he served as the Chief Financial Officer of IRICO Group, a Hong Kong Stock Exchange-listed company (HKSE: 438) and in 2000, he served as the Chief Financial Officer of Chinasoft International, a Hong Kong Stock Exchange-listed company (HKSE: 354). Prior to those positions, he worked as an equity research analyst at Merrill Lynch & Co. in New York. Mr. Tang received a master’s degree in business administration from the Stern School of Business, New York University.

Our insider trading policy allows directors, officers and other employees covered under the policy to establish, under limited circumstances contemplated by Rule 10b5-1 under the Securities Exchange Act of 1934, written programs that permit automatic trading of our stock or trading of our shares or ADSs by an independent person who is not aware of material non-public information at the time of the trade. From time to time, certain of our directors, executive officers, and employees have adopted Rule 10b5-1 trading plans.

B.                                    Compensation

For the fiscal year ended March 31, 2021, we paid an aggregate of approximately US$326,534 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “—Share Incentive Plan.”

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

Granted Options and Restricted Share Units     As of March 31, 2021, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units were 833,890 and nil, respectively. For the fiscal year ended March 31, 2021, 12,167 of the options granted had been vested, and 32,234 of the restricted share units granted had been vested. As of March 31, 2021, none of the options granted had been exercised, and 32,234 of the restricted share units granted had vested.

The following table summarizes, as of March 31, 2021, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Name	Number of Ordinary Shares Underlying Options	Exercise Price (US$/Share)		Date of Grant	Date of Expiration
Xiaobo An	—	—		—	—
Stephen Markscheid	—	—		—	—
Dagang Guo	—	—		—	—
David Wei Tang	—	—		—	—
Rui (Kerrie) Zhang	*	0.88	(1)	April 1, 2016	March 31, 2026
Other Individuals as a Group	736,598	0.88	(1)	April 1, 2016	March 31, 2026
	*	8.60	(1)	July 31, 2018	July 30, 2028

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

The following table summarizes, as of March 31, 2021 the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

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

D.                                    Employees

We had 552, 182 and 113 full-time employees as of March 31, 2019, 2020 and 2021, respectively. The decrease in the number of employees was primarily due to the winding down of our P2P business. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. The following table sets forth the number of our full-time employees categorized by function as of March 31, 2021:

Function	Number of Employees
Technology	29
Risk Management	3
Operations	23
Product Development	7
Sales and Marketing	7
General and Administrative	44
Total	113

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

E.                                    Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by:

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

The percentage of beneficial ownership of our ordinary shares is based on 52,458,550 ordinary shares outstanding immediately as of the date of this annual report, including 2,442,093 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan.

Ordinary Shares Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Xiaobo An (3)	—	—
Stephen Markscheid (4)	*	*
Dagang Guo (5)	*	*
David Wei Tang (6)	*	*
Rui (Kerrie) Zhang	—	—
Wenjuan (Vivian) Liu	—	—
All directors and executive officers as a group	*	*
Principal Shareholders:
Webao Limited (7)	31,980,800	61.0%

Notes:

*              Less than 5% of our total outstanding ordinary shares.

(1)           Except for Mr. Stephen Markscheid, Mr. Dagang Guo and Mr. David Wei Tang, the business address of our directors and executive officers is Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road Chaoyang District, Beijing 100020, People’s Republic of China.

(2)           For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2021, by the sum of (i) 52,458,550, which is the total number of ordinary shares outstanding as of the date of this annual report (including 2,442,093 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan), and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after June 30, 2021.

(3)           Mr. Xiaobo An does not hold any ordinary share in our company directly. Mr. Xiaobo An, through Hexin Holding Limited, a British Virgin Islands company wholly-owned by him, owns nill of the total outstanding shares of our company. The registered office address of Hexin Holding Limited is NovaSage Chambers, Wickham’s Cay II, Road Town, Tortola, British Virgin Islands.

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

(6)           The business address of Mr. David Wei Tang is 91 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China.

(7)           Represents 31,980,800 ordinary shares held by Webao Limited. The registered office address of Webao Limited is 12 / F, Santai building, 137-139 Connaught Road Central, Hong Kong.

As of the date of this annual report, a total of 7,899,843 ordinary shares were held by two record holders in the United States, including 7,479,043 ordinary shares (of which2,442,093 ordinary shares were reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan) held by Citibank N.A., our depositary, representing 15.1% of our total outstanding shares, but excluding 1,165,883 ordinary shares represented by the ADSs repurchased by the Company.

B.                                    Related Party Transactions

Contractual Arrangements

As part of our corporate restructurings prior to our disposal of Hexin E-Commerce in December 2020, Mr. Ming Jia and Mr. Shiwei Wu transferred their equity interests of Wusu Company to Hexin E-Commerce, and therefore, Hexin E-Commerce became the sole shareholder of Wusu Company on November 20, 2020.

On December 16, 2020, Hexin Yongheng, Kuaishangche, Hexin E-Commerce, Xiaobo An, Xiaoning An, and Xiaobin Zhai entered into an assignment and assumption agreement. Pursuant to this agreement, Hexin Yongheng has agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB5.0 million(US$726,781). Upon the closing of the disposition, Kuaishangche became the primary beneficiary of and obtained control of Hexin E-Commerce, and as a result, assume all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce had in Wusu Company, which remained a consolidated variable interest entity of the Hexin Yongheng by way of the December 1, 2020 contractual arrangements. We closed the disposition of Hexin E-Commerce on December 30, 2020.

As a result of the Company’s P2P disposal and leases termination, on October 15, 2020, the Company entered into a lease agreement with Mr. Xiaobo An, who provided office space to the Company at no charge. The lease term was 1 year.

Contractual Arrangements with Our Variable Interest Entities and Their Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through contractual arrangements among Hexin Yongheng, our wholly-owned PRC subsidiary, Hexin Jiuding, Wusu Company and Hexin Digital, our variable interest entities, and the shareholders of Hexin Jiuding, Wusu Company and Hexin Digital. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin Jiuding, Wusu Company and Hexin Digital.” We operate our social e-commerce business through contractual arrangements among Hexin Yongheng, our PRC subsidiary, Hexin Digital, our variable interest entity, and Hexin Jinke, the shareholders of Hexin Digital. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Hexin Jiuding, Wusu Company and Hexin Digital.”

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

ITEM 9.  THE OFFER AND LISTING

A.                                    Offering and Listing Details

Our ADSs, each representing three ordinary shares, have been listed on the NASDAQ since November 3, 2017. The ratio of ADS representing its ordinary shares was amended from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares with effect from August 24, 2020. Our ADSs trade under the symbol “HX.”

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

B.                                    Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time and the Companies Act of the Cayman Islands, which is referred to as the Companies Act below, and the common law of the Cayman Islands.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our amended and restated memorandum and articles of association, which has been filed as Exhibit 3.2 to our Form F-1 (File No. 333-220720), as amended, filed with the SEC on October 25, 2017.

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

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. A special resolution is required for important matters such as a change of name or any amendment to our memorandum and articles of association. Holders of our ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating all or any of our share capital into shares of larger amount than our existing shares, sub-dividing our shares or any of them into shares of an amount smaller than that fixed by our memorandum, and cancelling any unissued shares. Both ordinary resolution and special resolution may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association.

Appointment and Removal of Directors      Our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.  Directors may be removed by ordinary resolution of our shareholders.

General Meetings of Shareholders and Shareholder Proposals     As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our amended and restated memorandum and articles of association provide that we may, but are not obliged to, in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

We are an exempted company with limited liability incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares     Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares     We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors, before the issue of such shares, or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

C.                                    Material Contracts

Other than a series of contractual arrangements entered into among Hexin Yongheng, Hexin Fengze and Hexin Jiuding in January 2021, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

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

The SAT issued an SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued the SAT Announcement 7. SAT Announcement 7 supersedes the rules with respect to the indirect transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Announcement 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Announcement 7 extends its tax jurisdiction to not only indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Announcement 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Announcement 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a “reasonable commercial purpose” and was established for the purpose of reducing, avoiding or deferring PRC tax. Factors that may be taken into consideration when determining whether there is a reasonable commercial purpose include, among other factors, the value of the transferred equity, offshore taxable situation of the transaction, the offshore structure’s economic essence and duration and trading fungibility. If an equity transfer transaction satisfies all the requirements mentioned above, such transaction will be considered an arrangement with reasonable commercial purpose. If an overseas holding company lacks a reasonable commercial purpose, gains derived from an indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

•                                          If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

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

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange translation loss of US$ 6.1 million for the fiscal year ended March 31, 2019, a foreign exchange translation loss of US$5.6 million for the fiscal year ended March 31, 2020, and a foreign exchange gain of US$3.9 million for the fiscal year ended March 31, 2021. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Currently our exposure to foreign exchange risk primarily relates to our cash denominated in U.S. dollars as a result of the proceeds from our initial public offering and the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC..

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

As of the date of this annual report, we had used all the net proceeds received from our initial public offering.

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

Based on that evaluation, our management concluded that, as of March 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal year ended March 31, 2018 have been remediated, and our internal control over financial reporting was effective as of March 31, 2019, 2020 and 2021.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an “emerging growth company” as such term is defined in the JOBS Act as of March 31, 2021.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.  A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16.B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in November 2017. We have posted a copy of our code of business conduct and ethics on our website at ir.xiaobaimaimai.com.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Wei, Wei & Co., LLP, our independent registered public accounting firm for the fiscal years ended March 31, 2020 and 2021. We did not pay any other fees to our auditor during the periods indicated below.

	By Wei, Wei & Co., LLP
	Year ended March 31,
	2020	2021
Audit fees (1)	434,000	365,000
Tax fees (2)	—	—

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

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Wei, Wei & Co., LLP, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from December 10, 2019 to June 30, 2021.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
December 10, 2019 to December 31, 2019	—	—	—	US$	21.01 million
January 2020	—	—	—	US$	21.01 million
February 2020	—	—	—	US$	21.01 million
March 2020	—	—	—	US$	21.01 million
April 2020	—	—	—	US$	21.01 million
May 2020	—	—	—	US$	21.01 million
June 2020	—	—	—	US$	21.01 million
From July 1, 2020 to June 30, 2021	—	—	—	US$	21.01 million

(1)           Each of our ADSs represents three ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

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

We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Deloitte addressed to the SEC, dated August 13, 2020, was filed as Exhibit 16.1 to the Form 20-F for the year ended March 31, 2020 which we filed with the SEC on August 13, 2020.

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

ITEM 16.G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Currently, pursuant to the home country rule exemption set forth under NASDAQ Listing Rule 5615, we have elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares, which are not required under the Companies Act of the Cayman Islands. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Xiaobai Maimai Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report on Form 20-F.

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

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3

Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, dated as of November 2, 2017 (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333 - 220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.4

Form of Amendment No. 1 to the Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, and Form of American Depositary Receipt (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333 - 220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.5

Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the SEC on August 14, 2020)

4.1

Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2

Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3

Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4*	Assignment and Assumption Agreement among Hexin E-Commerce, Xiaobo An, Xiaoning An, Xiaobin Zhai, Hexin Yongheng and Kuaishangche dated December 16, 2020

4.5*	English translation of VIE Termination Agreement among Hexin Yongheng, Wusu Company, Hexin E-Commerce, Jia Ming, Wu Shiwei and Wang Huan dated November 20, 2020

4.6*	English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Wusu Company, dated December 1, 2020

4.7*	English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Wusu Company, dated December 1, 2020

4.8*	English translation of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Wusu Company, dated December 1, 2020

4.9*	English translation of the Power of Attorney granted to Hexin Yongheng by Hexin E-Commerce, dated December 1, 2020

4.10

English translation of the Exclusive Business Cooperation Agreement between Hexin Jiuding and Hexin Yongheng, dated January 1, 2021 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.11

English translation of the Exclusive Option Agreement among Hexin Fengze, Hexin Jiuding and Hexin Yongheng dated January 1, 2021 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.12

English translation of the Equity Interest Pledge Agreement among Hexin Fengze, Hexin Jiuding and Hexin Yongheng dated January 1, 2021(incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.13

English translation of Power of Attorney granted to Hexin Yongheng by Hexin Fengze dated January 1, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.14

Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.15

Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.16*	English version of the Equity Transfer Agreement among Hexin E-Commerce, Jia Ming and Shiwei Wu, dated November 20,2020

4.17

English version of the Equity Interest Pledge Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.18

English version of the Power of Attorney granted to Hexin Yongheng by Hexin Jinke, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.19

English version of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.20

English version of the Exclusive Option Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.21

English version of the Loan Agreement between Hexin Yongheng and Hexin Jinke, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Offices

15.2*	Consent of Wei, Wei & Co., LLP, an independent registered public accounting firm

15.3*	Consent of Deloitte Touche Tohmatsu, an independent registered public accounting firm

16.1*	Letter dated August 13, 2020 from Deloitte Touche Tohmatsu, pertaining to Item 16F (initially filed with the Securities and Exchange Commission on August 14, 2020)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*  Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Xiaobai Maimai Inc.

By:	/s/ Xiaobo An
	Name:	Xiaobo An
	Title:	Chairman and Chief Executive Officer

Date:  July 28, 2021

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Xiaobai Maimai, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Xiaobai Maimai, Inc. and Subsidiaries (the “Company”) as of March 31, 2021 and 2020, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments for the retrospective adjustments for the discontinued operations discussed in the change in accounting discussed in Note 4 to the consolidated financial statements that were applied to restate the consolidated financial statements for the year ended March 31, 2019 (“2019 consolidated financial statements”). In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2019 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

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

July 28, 2021

We have served as the Company’s auditor since 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Xiaobai Maimai Inc. (formerly known as Hexindai Inc.)

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4 to the consolidated financial statements, the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows of Xiaobai Maimai Inc. (the “Company”), its subsidiaries, its variable interest entities (“VIE”) and its VIE’s subsidiaries (collectively referred to as the “Group”) for the year ended March 31, 2019, and the related notes and the financial statement schedule included in Schedule I (collectively referred to as the “financial statements”) (the  2019 financial statements before the effects of the retrospective adjustments discussed in Note 4 to the financial statements are not presented herein) .

In our opinion, the 2019 financial statements, before the effects of the retrospective adjustments for the discontinued operations discussed in Note 4 to the financial statements, present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply new procedures to the retrospective adjustments for the discontinued operations discussed in Note 4 to the financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Adoption of Accounting Standards Updates

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

/s/ Deloitte Touche Tohmatsu
Hong Kong
July 31, 2019

We have served as the Group’s auditor since 2018. In 2019, we became the predecessor auditor.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of March 31, 2021	As of March 31, 2020
	USD	USD
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	15,128,719	6,668,104
Accounts receivable, net	28,362	1,884
Loans receivable, net - current	5,488,045	12,626,200
Prepayments and other assets	604,524	426,137
Other receivable - current	8,872,838	23,609,338
Current assets of discontinued operations	—	8,686,507
TOTAL CURRENT ASSETS	30,122,488	52,018,170
Loans receivable, net - non-current	—	14,070,741
Long-term investments, net	—	1,600,000
Property, equipment and software, net	66,887	92,832
Right-of-use assets	—	670,738
Other receivable - non-current	1,496,121	8,237,346
Non-current assets of discontinued operations	—	3,786,332
TOTAL ASSETS	31,685,496	80,476,159

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	1,142,507	1,149,599
Taxes payable (receivable)	302,682	(43,361)
Lease liabilities - current	—	740,752
Amount due to related parties	2,968,782	2,093,684
Current liabilities of discontinued operations	—	8,421,098
Note payable - current	10,000,000	—
TOTAL CURRENT LIABILITIES	14,413,971	12,361,772
Note payable- non-current	—	20,000,000
Lease liabilities - non-current	—	13,498
TOTAL LIABILITIES	14,413,971	32,375,270

COMMITMENTS AND CONTINGENCIES (Note 23)
SHAREHOLDERS’ EQUITY:
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized, 50,016,457 and 49,984,223 shares issued, 48,850,574 and 48,818,340 shares outstanding as of March 31, 2021 and 2020, respectively)	5,002	4,999
Additional paid-in capital	60,615,048	60,559,583
Treasury stock (1,165,883 shares as of March 31, 2021 and 2020, respectively)	(3,988,370)	(3,988,370)
Deficit	(36,256,612)	(1,429,623)
Accumulated other comprehensive loss	(3,103,543)	(7,045,700)
TOTAL SHAREHOLDERS’ EQUITY	17,271,525	48,100,889

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,685,496	80,476,159

The accompanying notes are an integral part of these consolidated financial statements.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For years ended March 31,
	2021	2020	2019
	USD	USD	USD
REVENUES
Commission services	82,054	—	—
Recommendation service and other	—	3,916,276	184,968
Interest income	1,690,448	3,043,096	3,552,759
Tax and surcharges	(17,567)	(44,898)	(42,510)
Net Revenues	1,754,935	6,914,474	3,695,217

OPERATING EXPENSE
Service and development	544,572	1,032,562	—
Sales and marketing	1,087,009	1,462,798	1,167,469
General and administrative	27,217,613	20,488,796	3,131,550
Impairment charge on long-term investments	1,600,000	29,189,836	—
Finance cost	2,154,621	2,498,706	—
Share-based compensation	55,468	347,466	6,585,386
Total Operating Expenses	32,659,283	55,020,164	10,884,405

LOSS FROM CONTINUING OPERATIONS	(30,904,348)	(48,105,690)	(7,189,188)

OTHER INCOME (EXPENSE)
Other income	100,067	1,239,705	386,415
Other expense	(264,985)	(7,545)	(5,265)
Total Other Income (Expense), net	(164,918)	1,232,160	381,150

(LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(31,069,266)	(46,873,530)	(6,808,038)

PROVISION FOR INCOME TAXES	482,976	489,955	807,710
NET (LOSS) FROM CONTINUING OPERATIONS	(31,552,242)	(47,363,485)	(7,615,748)
Net (loss) income from discontinued operations, net of income taxes	(6,439,549)	(23,834,894)	13,148,329
Gain from disposal of discontinued operations, net of income taxes	3,164,802	—	—
Total loss from discontinued operations	(3,274,747)	(23,834,894)	13,148,329

NET (LOSS) INCOME	(34,826,989)	(71,198,379)	5,532,581

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	3,942,157	(5,288,742)	(6,136,187)

COMPREHENSIVE (LOSS)	(30,884,832)	(76,487,121)	(603,606)

Net (loss) per share
Continuing operations
Basic	(0.64)	(0.97)	(0.16)
Diluted	(0.64)	(0.97)	(0.14)

Discontinued operations
Basic	(0.07)	(0.49)	0.27
Diluted	(0.07)	(0.49)	0.25

Net (loss) income per share
Basic	(0.71)	(1.46)	0.11
Diluted	(0.71)	(1.46)	0.10

Weighted average shares
Basic	48,837,977	48,757,199	48,693,162
Diluted	48,837,977	48,757,199	52,912,826

The accompanying notes are an integral part of these consolidated financial statements.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional	Treasury stock		Retained	Accumulated Other
	Number of Shares	Amount	Paid-in Capital	Number of Shares	Amount	Earnings (Deficit)	Comprehensive (Loss) income	Total
		USD	USD		USD	USD	USD	USD
April 1, 2018	47,958,550	4,796	58,417,971	—	—	77,430,759	4,379,229	140,232,755
Share-based compensation	—	—	6,585,386	—	—	—	—	6,585,386
Exercise of share options	1,127,853	113	1,156,510	—	—	—	—	1,156,623
Exercise of restricted stock unit (“RSU”)	538,900	54	(54)	—	—	—	—	—
Dividends to shareholders	—	—	(6,352,948)	—	—	(13,194,584)	—	(19,547,532)
Repurchase of ordinary shares	—	—	—	(421,220)	(1,320,468)	—	—	(1,320,468)
Net income for the year	—	—	—	—	—	5,532,581	—	5,532,581
Foreign currency translation adjustment	—	—	—	—	—	—	(6,136,187)	(6,136,187)
March 31, 2019	49,625,303	4,963	59,806,865	(421,220)	(1,320,468)	69,768,756	(1,756,958)	126,503,158
Share-based compensation	—	—	347,466	—	—	—	—	347,466
Exercise of share options	320,020	32	281,585	—	—	—	—	281,617
Exercise of RSU	38,900	4	(4)	—	—	—	—	—
Repurchase of ordinary shares	—	—	—	(744,663)	(2,667,902)	—	—	(2,667,902)
Net loss for the year	—	—	—	—	—	(71,198,379)	—	(71,198,379)
Shareholder’s contribution	—	—	123,671	—	—	—	—	123,671
Foreign currency translation adjustment	—	—	—	—	—	—	(5,288,742)	(5,288,742)
March 31, 2020	49,984,223	4,999	60,559,583	(1,165,883)	(3,988,370)	(1,429,623)	(7,045,700)	48,100,889
Share-based compensation	—	—	55,468					55,468
Exercise of RSU	32,234	3	(3)	—	—	—	—	—
Net loss	—	—	—	—	—	(34,826,989)	—	(34,826,989)
Foreign currency translation adjustment	—	—	—	—	—	—	3,942,157	3,942,157
March 31, 2021	50,016,457	5,002	60,615,048	(1,165,883)	(3,988,370)	(36,256,612)	(3,103,543)	17,271,525

The accompanying notes are an integral part of these consolidated financial statements.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2021	2020	2019
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) from continuing operations	(31,552,242)	(47,363,485)	(7,615,748)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Gain from disposal of discontinued operations	(3,164,802)	_	_
Depreciation and amortization	15,161	120,520	17,233
Loss on disposal of property, equipment, and software	17,137	15,993	4,613
Share-based compensation	55,468	347,466	6,585,386
Allowance for uncollectible loans receivable	22,159,416	14,225,449	1,084,225
Allowance for accounts receivable and contract assets	—	63,849	—
Impairment on long-term investments	1,600,000	29,189,836	—
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(25,427)	(65,765)	—
Prepayments and other assets	(112,562)	109,106	(351,900)
Other receivable	23,195,854	(32,265,179)
Deferred tax assets/liabilities	—	3,308,297	(46,261)
Interest receivable	—	—	519,601
Right-of-use assets	700,148	(984,818)	—
Accounts payable, accrued expenses and other current liabilities	(82,096)	(176,600)	732,225
Interest payments on unsecured senior notes and short-term bank loan	(2,114,388)	(2,413,014)	—
Taxes payable	336,883	(334,234)	192,274
Lease liabilities	(787,322)	753,622	—
Net cash provided by (used in) continuing operations	10,241,228	(35,468,957)	1,121,648
Net (used in) discontinued operations	(182,758)	(22,809,777)	(2,852,723)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	10,058,470	(58,278,734)	(1,731,075)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	—	(1,596,609)	(123,471,487)
Cash received from loan repayments	407,419	33,759,916	72,868,460
Purchase of long-term investments	—	(14,594,918)	(16,500,465)
Proceeds from disposal of property, equipment and software	—	7,815	5,901
Acquisitions of property, equipment and software	—	(200,360)	(7,590)
Net cash provided by (used in) continuing operations	407,419	17,375,844	(67,105,181)
Net cash (used in) discontinued operations	(408,081)	(4,600,481)	(1,001,376)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(662)	12,775,363	(68,106,557)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from (repayments to) related parties	925,837	(6,653,236)	51,419,093
Proceeds from exercise of share options	5	281,617	1,156,623
Proceeds from issuance of unsecured notes	—	—	20,000,000
Cash received from third party as deposit	—	710,429	—
Capital contributions by shareholders	—	123,671	—
Dividends paid to shareholders	—	—	(19,547,532)
Repurchase of ordinary shares	—	(2,667,902)	(1,320,468)
Repayments of unsecured senior notes	(10,000,000)	—	—
Payments for offering cost	—	—	(318,000)
Net cash provided by (used in) continuing operations	(9,074,158)	(8,205,421)	51,389,716
Net cash provided by (used in) discontinued operations	36,935	6,653,236	(51,419,093)
NET CASH USED IN FINANCING ACTIVITIES	(9,037,223)	(1,552,185)	(29,377)
EFFECT OF EXCHANGE RATE CHANGE ON CASH	3,182,926	608,636	(5,383,330)
NET INCREASE (DECREASE) IN CASH	4,203,511	(46,446,920)	(75,250,339)
CASH AND CASH EQUIVALENTS - beginning of year	10,925,208	57,372,128	132,622,467
CASH AND CASH EQUIVALENTS - end of year	15,128,719	10,925,208	57,372,128
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period	—	4,257,104	21,714,782
Cash and cash equivalents, restricted cash of continuing operations, at end of period	15,128,719	6,668,104	35,657,346
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	9,764	3,209,378	12,248,230
Cash paid for interest	2,114,388	2,413,014	—
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Purchase of long-term investments included in consideration payable	—	—	14,289,371
Accrued lease liabilities	—	791,537	—

The accompanying notes are an integral part of these consolidated financial statements.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1-BUSINESS DESCRIPTION

Organization and description of business

Xiaobai Maimai Inc., formerly known as Hexindai Inc., is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Xiaobai Maimai Inc., its subsidiaries, and consolidated variable interest entities (“VIEs”) (collectively the “Company”), previously operated an online Peer to Peer (“P2P”) marketplace business and micro-lending business in the People’s Republic of China (the “PRC”). Since May 2019, the Company has ceased to issue new loans through its micro-lending business and since October 2019, the Company has ceased to conduct its P2P business. In May 2020, the Company launched its social e-commerce platform to offer high-quality and affordable branded products through collaboration with online and offline merchants. On December 16, 2020, the shareholders approved the Company’s plan to change its name to “Xiaobai Maimai Inc.” On December 30, 2020, the Company completed the disposition transaction of its P2P business.

As of March 31, 2021, the Company’s principal subsidiaries and consolidated VIEs are as follows:

	Date of incorporation / acquisition	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
Hexindai Hong Kong Limited (“HK Hexindai”)	May 17, 2016	Hong Kong	100%	Investment holding
Beijing Hexin Yongheng Technology Development Co., Ltd ( Wholly Owned Foreign Enterprise ,”WOFE”)	August 8, 2016	PRC	100%	Provision of consultancy and information technology (“IT”) support
Tianjin Haohongyuan Technology Co., Ltd (“Tianjin Haohongyuan”)	May 25, 2018	PRC	100%	Provision of consultancy and IT support
HX Asia Investment Limited	June 25, 2018	BVI	100%	Investment holding
HX China Investment Limited	January 16, 2019	BVI	100%	Investment holding
Hexin Investment Private Limited	July 15, 2020	Singapore	100%	Investment holding
VIEs
Wusu Hexin Yongheng Trading Co., Ltd (“Wusu Company)	August 28, 2017	PRC	Consolidated VIE	Trading branded products and product promotion
Hexin Digital Technology Co., Ltd.(“Hexin Digital “)	August 1, 2019	PRC	Consolidated VIE	Provision of consultancy and IT support
Beijing Hexin Jiuding Technology Co., Ltd. (“ Hexin Jiuding “)	January 1, 2021,	PRC	Consolidated VIE	Provision of consultancy and IT support

Recent developments

On January 1, 2021, the Company obtained control and became the primary beneficiary of Beijing Hexin Jiuding Technology Co., Ltd. (“Hexin Jiuding”), by entering into a series of contractual arrangements with Hexin Jiuding and Hexin Fengze Asset Management (Beijing) Co., Ltd., (“Hexin Fengze”), the shareholder of Hexin Jiuding and a wholly-owned subsidiary of Hexin Jinke Group Co., Ltd.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 - GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of approximately $34.8 million for the year ended March 31, 2021 and approximately $71.2 million for the year ended March 31, 2020. Management of the Company has considered whether there is substantial doubt about its ability to continue as a going concern due to the Company’s business transformation from the P2P business to the social E-commerce business and volatile market conditions arising from the COVID-19 pandemic, and evaluated its available cash balance against its working capital requirements over the next twelve months.

While management cannot accurately predict the prospects and regulatory environment of the social E-commerce industry and the full impact of COVID-19 on the Company’s business in fiscal 2022, however, based on its latest cash flows projection, management believes that the Company should be able to generate sufficient cash flows from operations to meet its working capital requirements for fiscal 2022, and that its capital resources are currently sufficient to maintain its business operations for the next twelve months.

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

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. Certain prior year balances in the consolidated statements of operations and comprehensive (loss) income and cash flows have been reclassified to the current year’s presentation.

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

Due to the disposal of the P2P business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the P2P Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the P2P business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Notes 1 and Note 4.

Consolidated VIEs

VIE arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as an online marketplace connecting borrowers and investors), is subject to restrictions under current PRC laws and regulations. The Company’s holding company, Xiaobai Maimai Inc., is a Cayman Islands company and its WOFE (a PRC subsidiary) and Tianjin Haohongyuan are considered foreign invested enterprises. To comply with these regulations, the Company conducts the majority of its business activities in the PRC through its VIEs

VIEs hold the requisite licenses and permits necessary to conduct the Company’s online marketplace connecting borrowers and investors. The WOFE has entered into the following contractual arrangements with the shareholders of the VIEs that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIEs and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. The Company is fully and exclusively responsible for the management of the VIEs, assumes all of risk of losses of the VIEs and has the exclusive right to exercise all voting rights of the VIEs’ shareholders. Therefore, in accordance with Accounting Standards Codification (“ASC”) 810 Business Consolidation, the Company is considered the primary beneficiary of the VIEs and has consolidated the VIEs’ assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Exclusive Business Cooperation Agreements

The Exclusive Business Cooperation Agreements enable the WOFE to receive substantially all of the assets and business of the VIEs in the PRC. Under these Agreements, the WOFE has the exclusive right to provide the VIEs with comprehensive technical support, consulting services and other services during the term of these Agreements, including but not limited to software licensing; development, maintenance and update of software, network systems, hardware and database; technical support and training for employees; consultancy on technology and market information; business management consultation; marketing and promotion services, etc. The WOFE has the right to determine the fees associated with the services it provides based on the technical difficulty and complexity of the services, the actual labor costs it incurs for providing the services and some other factors during the relevant period. This Agreements remain effective unless otherwise terminated in writing by WOFE.

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of the VIEs agreed to pledge their equity interest in the VIEs to the WOFE to secure the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements and any such agreements to be entered into in the future. Shareholders of the VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in the VIEs without the prior written consent of the WOFE. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with the relevant administration for industry and commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid.

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements, each of the Shareholders of the VIE irrevocably grant the WOFE an irrevocable and exclusive right to purchase, or designate one or more persons (including individuals, corporations, partnerships, partners, enterprises, trusts or non-corporate organizations) to purchase the equity interests in the VIEs then held by such Shareholder of the VIEs once or at multiple times at any time in part or in whole at the WOFE’s sole and absolute discretion to the extent permitted by Chinese laws at the price of RMB 1 or at the price of the minimum amount of consideration permitted by the applicable PRC law at the time when such purchase occurs. These three Agreements remain effective until all equity interests held by the shareholders of the VIEs in the VIEs have been transferred or assigned to the WOFE and/or its designees.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

Loan Agreements

Pursuant to the three Loan Agreements, the WOFE agreed to lend each of the Shareholders of VIEs a loan only to subscribe to the registered capital of the VIEs. The repayment of the loan shall be made by permitting the WOFE to execute its exclusive right to purchase shares from the shareholders of the VIEs under the Exclusive Option Agreement as the repayment is equivalent to the consideration of the purchased shares. The term of these loans is 10 years, which may be extended upon mutual written consent of all parties.

Power of Attorney

Each Shareholder of the VIEs, executed a Power of Attorney agreement with the WOFE and the VIEs, whereby Shareholders of the VIEs irrevocably appoint and constitute the WOFE as their attorney-in-fact to exercise on the shareholders’ behalf any and all rights that Shareholders of the VIEs have in respect of their equity interests in the VIEs. These three Power of Attorney documents remain irrevocable and continuously effective and valid as long as the original shareholders of the VIEs remain as the Shareholders of the VIEs.

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

The Company’s ability to conduct its Online Marketplace business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIEs in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and their respective shareholders and it may lose the ability to receive economic benefits from the VIEs. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and VIEs.

The interests of the shareholders of VIEs may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing the VIEs not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of the VIEs will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of the VIEs may encounter in their capacity as beneficial owners and directors of the VIEs, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of VIEs will not act contrary to any of the contractual arrangements and the exclusive option agreements provide the Company with a mechanism to remove the current shareholders of the VIEs should they act to the detriment of the Company. The Company relies on certain current shareholders of the VIEs to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of the VIEs, the Company would have to rely on legal proceedings, which could result in disruption of its business, and there is substantial uncertainty as to the outcome of any such legal proceedings.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

The following financial statement amounts and balances of the consolidated VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances.

	As of March 31, 2021	As of March 31, 2020
	USD	USD
Current Assets:
Cash and cash equivalents	10,246,074	1,119,651
Accounts receivable and contract assets, net	28,362	1,884
Loans receivable, net - current	5,488,045	12,626,200
Prepayments and other assets	381,297	303,710
Other receivable - current	8,872,838	23,609,338
Amounts due from related parties	13,936,237	318,811
Current assets of discontinued operations	—	8,686,507
Total Current Assets	38,952,853	46,666,101
Loans receivable, net - non-current,	—	14,070,741
Property, equipment and software, net	64,268	92,832
Right-of-use assets	—	670,738
Other receivable - non-current	1,496,121	8,237,346
Non-current assets of discontinued operations	—	3,786,332
Total Assets	40,513,242	73,524,090

Current Liabilities
Accrued expenses and other current liabilities	246,210	252,842
Taxes payable (deductible)	363,484	(47,920)
Lease liabilities - current	—	740,753
Current liabilities of discontinued operations	—	8,421,098
Total Current Liabilities	609,694	9,366,773

Lease liabilities - non-current	—	13,498
Total Liabilities	609,694	9,380,271

	Year ended	Year ended	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
	USD	USD	USD
Net revenues	1,759,941	5,944,541	3,510,252
Net (loss) income	(24,258,182)	(12,532,634)	1,420,897

	Year ended	Year ended	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
	USD	USD	USD
Net cash provided by (used in) operating activities	21,401,699	(65,068,631)	721,269
Net cash provided by (used in) investing activities	407,419	46,074,236	(51,541,988)
Net cash provided by (used in) financing activities	(13,127,699)	123,671	—

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable and contract assets, impairment on long-term investments, valuation allowance for deferred tax assets, valuation of share-based compensation and allowance for loans receivable.

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

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2021, 2020 and 2019.

The Company’s long-term investments consist of equity securities and available-for-sale investments. For long-term investments without readily determinable fair value, the Company is not able to estimate fair value, hence, the Company uses the cost minus impairment method as alternative.

Discontinued Operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive (loss) income, result from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

In May 2020, the Company launched its social e-commerce platform and built collaboration with domestic mainstream E-commerce marketplaces. The Company provides recommendation services by referring certain interested users to those marketplaces for high-quality and affordable branded products. Prior to business transformation, the Company through its P2P business offered online consumer lending-related service in fiscal year 2020, which was discontinued in fiscal year 2021 and disposed on December 30, 2020. The Company presents value added taxes (“VAT”) as a reduction of revenues.

Revenues generated are accounted under Accounting Standards Update (ASU) 2014-09, “Revenue from contracts with Customers” (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Online marketplace services

Commission revenue:  The commission services revenue primarily consists of commission fees charged to the online E-commerce marketplace for recommending users to purchase on their marketplaces, where the Company generally is acting as an agent and its performance obligation is to provide recommendation services for purchasing specified goods or services by those third-party sellers, is not responsible for fulfilling the promise to provide the specified goods or services, and does not have the ability to control the related shipping services when utilized by the third-party sellers. Upon successful sales, the Company will charge the online E-commerce companies a negotiated amount or a fixed rate commission fee based on the sales amount. Commission services revenues are recognized on a net basis at the point of receipt of products, net of a return allowance and incentives to consumers or channels.

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the year ended March 31, 2021, the total amount of incentives was US$159,996.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

•                      Recommendation service

The Company started to provide recommendation services by referring certain borrowers to Funding Partners since July 2019. Such services primarily include referral through the Company’s marketplace that directs users to third party financial institutions. The Company received a referral fee from the third-party financial institutions and such revenue was recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the years ended March 31, 2021 and 2020, the Company earned nil and US$3,754,738 recommendation service revenue from its partnership with a financial services provider in China, or the Funding Partner.

•                      Interest income

Started in August 2017, the Company lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans through its microlending business. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income from continuing operations was US$1,690,448, US$3,043,096, and US$3,552,759 for the years ended March 31, 2021, 2020 and 2019, respectively, which was included as net revenues in the accompanying consolidated statements of operations and comprehensive (loss) income.

•                      Other revenue

Other revenue includes one-time fees for loan transfers, other general fees charged to borrowers and sales, which are recognized when the related performance is completed.

Interest income and recommendation service revenue was presented as revenue from continuing operation as the Company currently had no intention to sell or plan to find a buyer for the disposal of such business and might continue to carry out them in the foreseeable future when the economic condition improved and the pandemic controlled.

•                      Disaggregation of revenue

All of the Company’s revenue for the years ended March 31, 2021, 2020 and 2019 were generated from the PRC. The following table illustrates the disaggregation of revenue:

	Year ended	Year ended	Year ended
	March 31, 2021	March 31, 2020	March 31, 2019
	USD	USD	USD
Revenue
Commission service	82,054	—	—
Recommendation service	—	3,754,738	—
Interest income	1,690,448	3,043,096	3,552,759
Other	—	161,538	184,968
Total revenues	1,772,502	6,959,372	3,737,727
Tax and surcharges	(17,567)	(44,898)	(42,510)
Net Revenues	1,754,935	6,914,474	3,695,217

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are mainly receivables from online E-commerce marketplaces and recommendation services, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of March 31, 2021 and 2020, the allowance for uncollectible accounts receivable balance was US$67,864 and US$ 62,794 respectively.

Loans receivable

Since August 2017, the Company engaged in the micro-lending business and target borrowers in the PRC. Loans receivable represent loans originated by the Company, which is due from the qualified individual borrowers. For the years ended March 31, 2021 and 2020, the total amount of new loans the Company issued was nil and US$74,003. As of March 31, 2021 and 2020, the loans are terms ranging from 12 months to 36 months with annual interest charges from 6% to 8%. The Company has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at the historical carrying amount, net of allowance for uncollectible loans receivable.

The Company evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the lives of loans on an individual basis based on the Company’s past experiences, the borrowers’ financial position, their financial performance, and their ability to continue to generate sufficient cash flows. A valuation allowance is established for the loans unable to collect. As of March 31, 2021 and 2020, the allowance for uncollectible loan receivable balance was US$39,172,141 and US$ 15,017,029 respectively.

Non-accrual policies

Loan principal and interest receivable are placed on non-accrual status when payments are 90 days past due contractually. When loan principal and interest receivable is placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loan principal and interest receivable may be returned to accrual status when all of the borrower’s delinquent balances of loan principal and interest have been settled and the borrower continues to perform in accordance with the loan terms.

Charge-off policies

Loan principal and interest receivable are generally charged-off when a settlement is reached for an amount that is less than the outstanding balance or when the Company has determined the balance is uncollectable. In accordance with ASC 310-10-35-41, the Company determines that any loans with outstanding balance that are 180 days past due are deemed uncollectable and thereof charged-off. For the year ended March 31, 2019, in order to align the Company’s charge-off policy with ASC 310-10-35-41 and industry practice, the Company revised its charge-off policy such that all loans that are 180 days past due are therefore deemed uncollectible and charged-off.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property, equipment and software, net

Property, equipment and software acquired are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

Useful life
Office equipment	3-5 years
Software	5 years

The Company eliminates the cost and related accumulated depreciation and amortization of assets sold or otherwise retired from the accounts and includes any gains or losses from disposal of property, equipment, and software in other income. The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments to equipment are capitalized.

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the years ended March 31, 2021, 2020 and 2019.

Investment in equity securities

The Company’s investment in equity securities was mainly comprised of equity investments in privately held companies. Upon adoption of ASU 2016-01 on April 1, 2018, the Company elected to measure these investments at cost minus impairment, if any, adjusted up or down for observable price changes (i.e., prices in orderly transactions for the identical or similar investment of the same issuer). Any adjustment to the carrying amount is recorded in operations.

The Company also makes a qualitative assessment at the end of each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in consolidated statements of operations and comprehensive (loss) income.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on Internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the years ended March 31, 2021, 2020 and 2019, the advertising and promotion expense was US$176,193, US$736,522, and US$1,080,905, respectively.

Research and development costs

The Company recognizes its research and development costs as service and development expense. Research and development costs are mainly labor costs of the research and development department. For the years ended March 31, 2021, 2020 and 2019, research and development expense was US$ 441,405, US$117,942 and US$ nil, respectively, and included in service and development expense.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Service and development expense

Service and development expense consists primarily of research and development costs. Including costs related to salaries, benefits and service costs directly relating to originating social e-commerce business. These expenses relate to credit assessment, maintenance and upgrading of our proprietary technology and risk management systems, live customer support, and third-party payment agent fees for fund management, payment, settlement and clearing services.

Lease

Upon the adoption of FASB ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or March 31, 2021.

ROU represents the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate, which it calculates based on the credit quality of the Company and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

As of March 31, 2021, the Company has terminated all existing leases and the balance of ROU assets and lease liabilities are nil as of March 31, 2021. No penalties were charged for the termination.

Share-based compensation

Under the Amended and Restated 2016 Equity Incentive Plan, the Company grants share options to the Company’s selected employees, and directors. Awards granted to employees with service conditions attached are measured at the fair value on the grant date and are recognized as an expense using straight-line method, net of estimated forfeitures, over the requisite service period, which is generally the vesting period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of share-based compensation expense to be recognized in future periods.

Awards granted to employees with performance conditions attached are measured at fair value on the grant date and are recognized as compensation expense in the period and thereafter when the performance goal becomes probable to achieve. Awards granted to employees with market conditions attached are measured at fair value on the grant date and are recognized as compensation expense over the estimated requisite service period, regardless of whether the market condition has been satisfied if the requisite service period is fulfilled.

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

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares are recorded as treasury stock. The cost of treasury stock is transferred to “additional paid-in capital” when it is re-issued for the purpose of share options exercised and share awards.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

The Company’s subsidiaries and its consolidated VIEs in the PRC are subject to the income tax laws of the relevant tax jurisdictions. No taxable income was generated outside the PRC for the years ended March 31, 2021, 2020 and 2019. The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. The Company has provided no valuation allowance for the year ended March 31,2019. For the years ended March 31, 2020 and 2021, the Company provided a full valuation allowance on the net deferred tax assets.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions. All tax returns since the Company’s inception are still subject to examination by tax authorities. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributed to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in “other income (expense)” in the consolidated statements of operations and comprehensive income. The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that any RMB amounts could have been, or could be, converted, realized or settled into USD at the rates used in translation.

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements.

	Fiscal year 2021	Fiscal year 2020
US Exchange Rate
Year-end RMB	6.5518	7.0808
Year average RMB	6.7834	6.9637

Segment reporting

The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated financial results when making decisions about allocating resources and accessing performance of the Company as a whole and hence, the Company has only one operating and one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are substantially all located in the PRC and substantially all of the Company’s revenue and expense are derived from within the PRC. Therefore, no geographical segments are presented.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$ 15,128,719 and US$ 6,668,104 at March 31, 2021 and 2020, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, loan receivables, other receivables and prepayments and other assets. As of March 31, 2021, substantially all of the Company’s cash and cash equivalents were deposited in financial institutions located in the PRC. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB500,000 (US$ 76,315) at each bank. As of March 31,2021, the total amount not covered by issuance in the PRC was US$13,656,927. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness. Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

There are no revenues from customers which individually represent greater than 10% of the total net revenues for any year of the three years period ended March 31, 2021. There are no customers of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts receivable as of March 31, 2021 and 2020.

COVID-19 impacts

Starting from January 2020, a novel strain of coronavirus, COVID-19, has spread worldwide. As COVID-19 has negatively affected the broader Chinese economy and the global economy, China has experienced lower domestic consumption in the first half of 2020, and may experience further economic uncertainty, which may also impact us in a materially negative way. Starting from the fourth quarter of 2020 and extending to the first quarter of 2021, a few waves of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions were reinstated. Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted the new standard beginning April 1, 2020 using the modified retrospective transition approach. Based on the nature of the Company’s financial instruments within the scope of this standard, which are primarily accounts receivable, loans receivable and other receivables, the adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Company is currently evaluating the impact of this update on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in accounting standards. The amendments in the ASU are effective for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive loss (income) and consolidated statements of cash flows.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 — DISCONTINUED OPERATION

On December 16, 2020, Beijing Hexin Yongheng Technology Development Co., Ltd. (“Hexin Yongheng”), a wholly-owned subsidiary of the Company, Kuaishangche Automobile Leasing Co., Ltd. (“Kuaishangche”), a company not directly associated with the Company, Hexin E-Commerce Company Limited (“Hexin E-Commerce”), and individual shareholders of Hexin E-Commerce entered into an assignment and assumption agreement (the “Agreement”). Pursuant to the Agreement, Hexin Yongheng agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB 5 million (US$726,781) (the “Disposition”). Upon the closing of the Disposition, Kuaishangche will become the primary beneficiary of and have control of Hexin E-Commerce, and as a result, assume all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce may have in Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (“Wusu Company”), shall remain as a consolidated variable interest entity of the Company. As a result of the Disposition, the Company will cease to conduct its P2P business and focus on developing and investing resources into its social e-commerce platform, Xaobai Maimai.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of March 31, 2021 and 2020, while results of operations related to the discontinued operations for the years ended March 31, 2021, 2020 and 2019, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended March 31, 2021, 2020 and 2019 are as follows:

	For the years ended March 31,
	2021	2020	2019
	USD	USD	USD
Net Revenues	545,718	4,520,585	57,635,286
Operating costs and development	8,082,165	24,942,630	45,348,331
(Loss) income from discontinued operations	(7,536,447)	(20,422,045)	12,286,955
Other income (expense), net	1,097,265	365,927	1,926,334
(Loss) income before tax	(6,439,182)	(20,056,118)	14,213,289
Income tax provision	367	3,778,776	1,064,960
Net (loss) income from discontinued operations, net of tax	(6,439,549)	(23,834,894)	13,148,329
Gain on sale of discontinued operations, net of taxes	3,164,802	—	—
Net loss from disposition subsidiaries	(3,274,747)	(23,834,894)	13,148,329

Assets and liabilities of the discontinued operations are as follows:

March 31,
2020
USD
Cash and cash equivalents	4,257,104
Prepayments and other assets	771,431
Loan receivables-current, net of allowance	1,564,288
Amount due from related parties	2,093,684
Total Current Assets of Discontinued Operations	8,686,507

Loans receivable-non-current, net of allowance	2,908,597
Property, equipment and software, net	797,975
Right-of-use assets	79,760
Total Non-Current Assets of Discontinued Operations	3,786,332
Total Assets of Discontinued Operations	12,472,839

Accrued expenses and other current liabilities	1,768,816
Deferred revenue-current	220,910
Lease liabilities	37,287
Taxes payable	6,394,085
Total liabilities of Discontinued Operations	8,421,098

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 - ACCOUNTS RECEIVABLE, NET

	As of	As of
	March 31, 2021	March 31, 2020
	USD	USD
Accounts receivable	96,226	64,678
Allowance for uncollectible accounts receivable	(67,864)	(62,794)
Accounts receivable, net	28,362	1,884

Note 6 - LOANS RECEIVABLE, NET

	As of	As of
	March 31, 2021	March 31, 2020
	USD	USD
Loans receivable	44,660,186	41,713,970
Allowance for uncollectible loans receivable	(39,172,141)	(15,017,029)
Loans receivable, net	5,488,045	26,696,941
Loans receivable, net — current	5,488,045	12,626,200
Loans receivable, net — non-current	—	14,070,741

Movement of allowance for uncollectible loans receivable during the years ended March 31, 2021 and 2020 is as follows:

	Year ended	Year ended
	March 31, 2021	March 31, 2020
	USD	USD
Balance at beginning of the year	15,017,029	1,083,385
Provision for allowance of uncollectible loans receivable	22,159,416	14,225,450
Foreign currency translation adjustments	1,995,696	(291,806)
Balance at end of the year	39,172,141	15,017,029

Note 7 - PREPAYMENTS AND OTHER ASSETS

	As of	As of
	March 31, 2021	March 31, 2020
	USD	USD
Rental and other deposits	252,394	230,073
Prepayments to suppliers and others	309,164	146,540
Interest receivable	11,746	25,317
Staff advances	31,220	24,207
Total prepayments and other assets	604,524	426,137

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 - OTHER RECEIVABLE

	As of	As of
	March 31, 2021	March 31, 2020
	USD	USD
Other Receivable	10,368,959	31,846,684
Other receivable — current	8,872,838	23,609,338
Other receivable — non-current	1,496,121	8,237,346

To further diversify our business, in July 2019, Xiaobai Maimai entered into a business development agreement with a third-party vender named Beijing Jiuzheng Network Technology Co., Ltd for the purpose of expanding its loan recommendation service in the consumer financing market. Due to changes in market dynamics, both parties executed an amendment in November 2019 with the intention of establishing an e-commence online trading marketplace. In connection with the original agreement and subsequent amendment (the “Transactions”), a deposit of approximately US$30.9 million was paid to the counter party. The Transactions were reported to the Board afterwards in late November 2019. After reviewing the Transactions, the Board concluded that it is in the best interest for the Company to terminate the business cooperation with the vender in order to avoid significant expenditures and reduce uncertainties associated with the related business development. Meantime, an independent law firm was engaged by the Company’s Audit Committee to assess the independence of the counter party in the Transactions. The law firm’s assessment report concluded the counter party in the Transactions is not related to the Company. The Company therefore decided to terminate the agreement at the end of November 2019. Due to business disruption caused by COVID-19 pandemic, the Company, through a series of negotiations, finally entered a termination agreement with the vender on April 8, 2020. Pursuant to the settlement agreement, the Company terminated the Transactions with the vender. For the deposit made by the Company, the vender agreed to refund approximately US$15.5 million by May 2020 and the remaining balance shall be refunded on monthly basis of approximately US$693,905 in next two years with an annual interest charge of 2%. The repayment by the counterparty is guaranteed by a licensed guarantee company in the PRC with registered capital of approximately US$142.9 million. Based on the above arrangement, as of March 31, 2021 and 2020, the Company included approximately US$8.9 million and US$23.6 million in the current portion of other receivable and approximately US$1.5 million and US$8.2 million in the long-term portion of other receivable of the Company’s consolidated balance sheet. The third-party vendor has refunded approximately $26.2 million (or approximately 76% of the Company’s deposit) by June 30, 2021. According to the repayment schedule as agreed by the parties, approximately US$6.75 million will be refunded by March 31, 2022, and approximately US$4.50 million will be refunded by May 2022.

Note 9 - PROPERTY, EQUIPMENT AND SOFTWARE, NET

	As of March 31, 2021	As of March 31, 2020
	USD	USD
Cost:
Office equipment	131,967	103,345
Vehicle	—	35,182
Total	131,967	138,527
Less: Accumulated depreciation	(65,080)	(45,695)
Property, equipment and software, net	66,887	92,832

Depreciation and amortization expense on property, equipment and software for the years ended March 31, 2021, 2020 and 2019 were US$15,161, US$ 120,520, and US$ 17,233, respectively.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10 — LONG-TERM INVESTMENTS, NET

	As of	As of
	March 31, 2021	March 31, 2020
	USD	USD
Investments in equity security without readily determinable fair value
Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”) (a)	29,189,836	29,189,836
Musketeer Group Inc. (“Musketeer”) (b)	1,600,000	1,600,000
	30,789,836	30,789,836
Impairment on investments	(30,789,836)	(29,189,836)
Long term investments, net	—	1,600,000

(a)         On January 8, 2019, the Company signed an agreement to acquire a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”), a wholly owned subsidiary of Phoenix Financial Group Ltd (“Phoenix Finance”), which is unrelated to the Company, and operator of one of China’s leading peer-to-peer lending platforms, for a total consideration of approximately US$29 million (RMB 200 million). The acquisition was completed as of March 31, 2019 and the Company had an acquisition price payable to Phoenix Finance in the amount of US$14,289,371 as of March 31, 2019, which was fully paid in April 2019. Pursuant to the investment agreement, such investment is redeemable at the option of the Company if certain future performance condition cannot be met. The Company accounted the investment as investment in an equity security without readily determinable fair value. In light of the significant change in the regulatory environment in the PRC related to the peer-to-peer lending industry and the impact of COVID-19 on Phoenix Intelligent Credit, the Company recognized a full impairment of this investment as of March 31, 2021 and 2020.

(b)         On August 9, 2018, the Company acquired a 19.99% equity stake in Musketeer Group Inc. (“Musketeer”), an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. The investment was accounted for using the cost method because the Company does not have any significant influence over Musketeer. Since Musketeer is a start-up company in its early stage, there was no readily determinable fair value. On August 14, 2019, Musketeer completed its registration for a peer-to-peer (P2P) lending platform with the Indonesian Financial Services Authority (OJK). In light of the significant changes of market conditions and the impact of COVID-19 in Indonesia, the Company recognized full impairment of this investment as of March 31,2021.

For the year ended March 31, 2021 and 2020, the Company recognized impairment losses for the long-term investments of US$1,600,000 and $29,189,836, respectively.

NOTE 11 — RIGHT OF USE LEASE ASSETS

The Company had several operating leases for offices in the PRC. The related lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective April 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and the related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on deficit as of March 31, 2020. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term. As of April 1, 2019, the Company recorded a ROU asset and lease liability of US$ 2,559,646.

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheets. Total lease expense amounted to US$398,709 and US$1,976,738 for the years ended March 31, 2021 and 2020, respectively. Total cash paid for operating leases amounted to US$398,709 and US$2,100,320 for the years ended March 31, 2021 and 2020, respectively. As the Company closed its P2P business, the leases were terminated. No penalties were charged for the termination.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31, 2021	As of March 31, 2020
	USD	USD
Accrued payroll and benefits	293,324	342,485
Professional fees and other accrued expenses	849,183	807,114
	1,142,507	1,149,599

Note 13 - NOTE PAYABLE

On March 29, 2019, the Company issued a senior unsecured note (the “Note”) to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited (“Yunfeng Financial Group”), which is unrelated to the Company. The principal is US$20 million with a term of three-year term due in March 2022. The Note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears on June 30th and December 31st of each year, beginning in March 2019. According to the covenants in the Note, as long as any Note remains outstanding, the Company shall not consolidate with, merge or amalgamate into or dispose of or transfer all or a substantial part of its assets to any corporation or convey or transfer its properties and assets substantially to any person. On December 14 2020, for the purpose of disposal of our P2P business, the Company and Majik Fund SPC entered into an Amendment and Supplemental Agreement to the Note, pursuant to which the Company shall make a payment to the Noteholder of US$10,000,000 of principal together with all accrued but unpaid interest on the full outstanding amount, within 5 working days from the effective date of the Amendment and Supplemental Agreement. The Company made a payment of US$5,000,000 of the Principal on December 14, 2020 and a payment of US$5,000,000 of principal and US$513,333 of interest on December 15, 2020. As of March 31, 2021 and 2020, the note payable balance amounted to US$10 million and US$20 million, respectively. For the year ended March 31, 2021 and 2020, interest expense amounted to US$2.1 million and US$2.4 million, respectively.

Note 14 - RELATED PARTY BALANCES AND TRANSACTIONS

As part of our corporate restructurings prior to our disposal of Hexin E-Commerce in December 2020, Mr. Ming Jia and Mr. Shiwei Wu transferred their equity interests of Wusu Company to Hexin E-Commerce, and therefore, Hexin E-Commerce became the sole shareholder of Wusu Company on November 20, 2020.

On December 16, 2020, Hexin Yongheng, Kuaishangche, Hexin E-Commerce, Xiaobo An, Xiaoning An, and Xiaobin Zhai entered into an assignment and assumption agreement. Pursuant to this agreement, Hexin Yongheng has agreed to assign and transfer to Kuaishangche the control over Hexin E-Commerce, in exchange for cash consideration of RMB5.0 million(US$726,781). Upon the closing of the disposition, Kuaishangche became the primary beneficiary of and obtained control of Hexin E-Commerce, and as a result, assume all assets and liabilities of Hexin E-Commerce and subsidiaries owned or controlled by Hexin E-Commerce, excluding any rights, titles, interests or claims that Hexin E-Commerce had in Wusu Company, which remained a consolidated variable interest entity of the Hexin Yongheng by way of the December 1, 2020 contractual arrangements. We closed the disposition of Hexin E-Commerce on December 30, 2020.

As a result of the Company’s P2P disposal and leases termination, on October 15, 2020, the Company entered into a lease agreement with Mr. Xiaobo An, who provided office space to the Company at no charge. The lease term is 1 year.

As of March 31, 2020, the balance of amount due to related parties was US$2,093,684, which represented working capital the Company borrowed from the P2P business before its disposal. After disposal, the Company borrowed a total of US$ 875,098 (RMB4,880,000), as a result, the amount due to related parties was US$2,968,782 as of March 31, 2021.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 15 - EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions includes funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$ 435,689, US$ 399,104, and US$ 35,469 for the years ended March 31, 2021, 2020 and 2019, respectively.

Note 16 — TAXES PAYABLE

	As of March31, 2021	As of March31, 2020
	USD	USD
Income taxes payable	419,709	—
VAT receivable	(117,336)	(43,361)
Other taxes payable	309	—
Total taxes payable (receivable)	302,682	(43,361)

Note 17 - INCOME TAXES

Cayman Islands

Xiaobai Maimai Inc. was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

HK Hexindai is an investment holding company registered in Hong Kong and exempted from income tax on its foreign-derived income.

PRC

The Company’s subsidiaries and VIEs established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law. The Company’s VIE Hexin Digital has been granted as the “high technology enterprise” status in 2020 and is qualified to a preferred income tax rate of 15% since October 1, 2020.

i)     The components of the income tax expenses (benefit) are as follows:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	USD	USD	USD
Current	482,976	446,769	853,970
Deferred	—	43,186	(46,260)
Total	482,976	489,955	807,710

All income taxes are related to income derived in the PRC during the years ended March 31, 2021, 2020 and 2019.

ii) The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of March 31, 2021	As of March 31, 2020
	USD	USD
Advertising expenses	—	67,925
Provision for loan loss	5,539,854	3,754,257
Provision for accounts receivable and contract assets	—	15,698
Net operating loss carry forwards	1,004,821	422,446
Total deferred tax assets	6,544,675	4,260,326
Less: Valuation allowance	(6,544,675)	(4,260,326)
Total net deferred tax assets	—	—

The Company considers available evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. A valuation allowance has been established for net deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Company has provided US$6,544,675 and US$ 4,260,326 and nil valuation allowance for the years ended March 31, 2021, 2020 and 2019, respectively.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 17 - INCOME TAX - continued

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2021, 2020 and 2019.

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
PRC Income tax statutory rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax rate	1.0%	—	—
Non-deductible foreign losses	4.8%	18.5%	33.0%
Change in valuation allowance	21.1%	9.1%	—%
Non-deductible expenses and others	(0.3)%	(1.5)%	3.8%
Effective tax rate	1.6%	1.1%	11.8%

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$15,263 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was approximately negative US$36 million and US$75 million as of March 31, 2021 and 2020 respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2019, which will be derived from the earnings of the Company’s PRC entities. On July 23, 2018, the board of directors declared an annual dividend for the fiscal year ended March 31, 2019 pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS).  The aggregated dividend payments to shareholders derived from the earnings of the Company’s PRC entities amounted to US$13.2 million for the year ended March 31, 2019. As a result, the Company incurred and paid withholding tax of US$1.3 million for the cash dividend during the year ended March 31, 2019.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2021 and 2020. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of the financial reporting basis over the tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the VIE given that the Company will ultimately use the means.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18 — EARNINGS (LOSS) PER SHARE (“EPS”)

Basic EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the outstanding shares for basic and diluted net earnings per share:

	Year ended March 31, 2021	Year ended March 31, 2020	Year ended March 31, 2019
	USD	USD	USD
Numerator:
Net (loss) from continuing operation	(31,552,242)	(47,363,485)	(7,615,748)
Net (loss) income from discontinued operation	(3,274,747)	(23,834,894)	13,148,329
Net (loss) income	(34,826,989)	(71,198,379)	5,532,581

Denominator:
Weighted average number of ordinary shares outstanding-basic	48,837,977	48,757,199	48,693,162
Weighted average number of dilutive potential ordinary shares from share options	—	—	4,219,664
Weighted average number of ordinary shares outstanding-diluted	48,837,977	48,757,199	52,912,826
Basic (loss) income per common share	(0.71)	(1.46)	0.11
Diluted (loss) income per common share	(0.71)	(1.46)	0.10

Note 19 - SHAREHOLDERS’ EQUITY

Xiaobai Maimai  Inc. was established under the laws of the Cayman Islands on April 25, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. As of March 31, 2021 and 2020, 48,850,574 and 48,818,340 ordinary shares were outstanding. On August 24, 2020, the Company amended the ratio of ADS representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change in the ADS ratio has the same effect as a one-for-three reverse ADS split. There was no change to our ordinary shares in connection with the change of the ADS ratio.

Note 20 - SHARE-BASED COMPENSATION

2016 Equity Incentive Plan

On April 1, 2016 (the “Award date”), to reward the Company’s employees and further align their interests with the Company in the future, the Company granted stock options to purchase 6,312,000 ordinary shares under the 2016 Equity Incentive Plan, adjusted for the nominal share issuance, to the Company’s officers, and key employees with the exercise price equal to US$1.28. The Company determined the grant date to be April 1, 2016 in accordance with ASC 718-10-20 and 718-10-25-5. It is because the Company and employee have reached a mutual understanding of the key terms and conditions of these stock option awards on April 1, 2016 including a specific exercise price and vesting and exercise conditions. All necessary approvals for the stock option awards were obtained and communicated to employees on April 1, 2016. Subsequently, after the board of directors declared a cash dividend of $0.40 per ordinary share (or US$0.40 per ADS) on July 23, 2018, the board of directors further approved an adjustment to the exercise price of outstanding options from US$1.28 to US$0.88. The Options vested and became exercisable in three equal installments with the first vesting commencement date being the later of the first anniversary of the grant date or the closing date of a Qualified IPO. Subject to the continued employment or service through each applicable vesting date of the option holder, shares subject to the Option shall become vested as to the remaining two-thirds of the total number of share options under the 2016 Equity Incentive Plan in two (2) substantially equal annual installments, with the first installment vesting on the second anniversary of the grant date and the second installment vesting on the third anniversary of the grant date; provided that a Qualified IPO shall have occurred on or prior to the second anniversary of the grant date. The maximum contractual term is 4 years from the April 1, 2016. These options expired on March 31, 2020 and cannot be exercised if they have not vested by the expiration date or the termination date of the options. If a Qualified IPO does not occur within two years of April 1, 2016, such option will immediately expire to the extent unvested. As vesting is triggered only upon a Qualified IPO, such unvested options will be forfeited.

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

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 - SHARE-BASED COMPENSATION (Continued)

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

The following table sets forth the stock option shares activities under the Company’s 2016 Equity Incentive Plan for the years ended March 31, 2021, 2020 and 2019.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Grant Date Fair Value	Aggregate Intrinsic Value
		USD		USD	USD
Outstanding, March 31, 2018	6,184,000	1.28	2	3,441,460	62,025,520
Number of Granted	208,400	8.6	2	791,920	—
Number of Exercise	(1,127,853)	1.03	—	(627,662)	—
Number of Forfeit	(278,469)	1.31	—	(201,891)	—

Outstanding, March 31, 2019	4,986,078	1.18	1	3,403,827	7,954,959
Number of Exercise	(320,020)	1.03	1	(185,612)	—
Number of Expired, forfeited or cancelled	(345,104)	3.73	—	(237,,392)	—

Outstanding, March 31, 2020	4,320,954	1.01	0.4	2,980,823	—
Number of Exercise	—
Number of Expired, forfeited or cancelled	(3,487,064)	0.96	—	(3,332,614)	—

Outstanding, March 31, 2021	833,890	1.23	—	1,022,903	—

Vested and exercisable, March 31, 2019	4,861,604	0.99	1	2,930,826	7,954,959
Vested and exercisable, March 31, 2020	4,298,787	0.97	—	2,646,781	—
Vested and exercisable, March 31, 2021	833,890	1.23	—	1,022,903	—

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 20 - SHARE-BASED COMPENSATION (Continued)

Restricted Stock Units

During the year ended March 31, 2019, the Company granted 616,700 restricted stock units (“RSU”). One RSU represents one ordinary share of the Company. RSU are share awards that, upon vesting, will deliver to the holder shares of the Company’s ordinary shares. Some of the RSU were to be vested over three years, one third (1/3) vesting and exercisable upon the date of grant, and the remaining two-thirds (2/3) of RSUs equally vesting and exercisable upon each of the second and third anniversary of the grant date. Some of the RSU were exercisable upon the date of grant. The Company satisfies RSU vesting through the issuance of new shares. During the year ended March 31, 2021, 2020 and 2019, 32,234, 38,900 and 538,900 RSU has been vested.

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Restricted Shares	Weighted-average grant date fair value
		USD
Outstanding at March 31, 2018	—
Granted	616,700	9.26
Vested	(538,900)	9.26
Forfeited	—	—
Outstanding at March 31, 2019	77,800	9.26
Granted
Vested	(38,900)	9.26
Forfeited	(3,333)	9.26
Outstanding at March 31, 2020	35,567	9.26
Granted	—	—
Vested	(32,234)	9.26
Forfeited	(3,333)	—
Outstanding at March 31, 2021	—	—

The fair value of the stock options and RSUs on the grant date was approximately US$3.5 million. The Company accrues the compensation cost based on the number of awards that are expected to vest. The estimated forfeiture rate for the awards in fiscal years ended March 31, 2021, 2020 and 2019 is 13.04%. The forfeiture rate is estimated based on the historical employee turnover rates and expectations about the future.

Stock based compensation

For the years ended March 31, 2021, 2020 and 2019, the Company recognized US$55,468, US$347,466, and US$6,585,386 share-based compensation expense, respectively. As of March 31, 2021 and 2020, the unrecognized compensation cost was nil and US$64,415, respectively.

Note 21 - TRESURY STOCK

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

Note 22 - DIVIDEND

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

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 23 - RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2021 and 2020, the restricted net assets that are not available for distribution amounted to approximately US$86.9million and US$81.0 million, respectively, which was included in the additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2021 and 2020, the statutory reserves amounted to US$469,473 and US$430,704, which was included as retained earnings in the accompanying consolidated balance sheets.

Note 24 - COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.  The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2021 and 2020, no such contingent liabilities are assessed as probable.

Note 25 — SUBSEQUENT EVENTS

On July 13, 2021, Hexin Holding Limited, the shareholder of the Company owned by Mr. Xiaobo An, founder, Chairman and Chief Executive Officer of the Company, entered into a Share Purchase Agreement (“SPA”) with Webao Limited, a company incorporated in Hong Kong, China, to sell a total of 31,980,800 ordinary shares. After the transaction, the number of ordinary shares owned by Hexin Holding Limited decreased to nil accordingly.

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s subsidiaries and VIEs established in the PRC are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s subsidiaries and its VIEs are also required to set aside at least 10% of its after-tax profit based on the PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

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

Regulation S-X requires the condensed financial information of a registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiaries and VIEs exceed 25% of the consolidated net assets of the Company.

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries. The footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

CONDENSED BALANCE SHEETS

	As of March 31 2021	As of March 31 2020
	USD	USD
ASSETS:
Cash	1,483,484	1,709,149
Prepayment and other assets	160,450	5,795
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	30,793,763	66,588,445
TOTAL ASSETS	32,437,697	68,303,389

LIABILITIES:
Accrued expenses and other current liabilities	161,882	202,500
Note payable	10,000,000	20,000,000
Due to related party	5,004,290	—
TOTAL LIABILITIES	15,166,172	20,202,500

SHAREHOLDERS’ EQUITY:
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized, 50,016,457 and 49,984,223 shares issued, 48,850,574 and 48,818,340 shares outstanding as of March 31, 2021 and 2020, respectively.)	5,002	4,999
Additional paid-in capital	49,330,571	60,559,583
Treasury stock	(3,988,370)	(3,988,370)
Retained earnings	(26,760,239)	(1,429,623)
Accumulated other comprehensive loss	(1,315,439)	(7,045,700)
TOTAL SHAREHOLDERS’ EQUITY	17,271,525	48,100,889
TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	32,437,697	68,303,389

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended March 31,
	2021	2020	2019
	USD	USD	USD
Equity in (loss) earnings of subsidiaries, VIEs and VIEs’ subsidiaries	(28,512,556)	(35,994,910)	14,725,415
General administrative expense and others	(4,714,433)	(6,013,633)	(9,192,834)
Impairment on long-term investments	(1,600,000)	(29,189,836)	—
NET (LOSS) INCOME	(34,826,989)	(71,198,379)	5,532,581

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	3,942,157	(5,288,742)	(6,136,187)
COMPREHENSIVE LOSS	(30,884,832)	(76,487,121)	(603,606)

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2021	2020	2019
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	(34,826,989)	(71,198,379)	5,532,581
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in loss (earnings) of subsidiaries, VIEs and VIEs’ subsidiaries	28,512,556	35,994,910	(14,725,415)
Impairment long-term investments	1,600,000	29,189,836	—
Share-based compensation	55,468	347,466	6,585,386
Changes in operating assets and liabilities:
Prepayments and other assets	(154,653)	344,195	(339,995)
Accrued expenses and other current liabilities	(40,618)	184,258	(2,562,074)
Interest payments on unsecured senior notes and short-term bank loan	(2,114,388)	—	—
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(6,968,624)	(5,137,714)	(5,509,517)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investment in subsidiaries, VIEs and VIE’s subsidiaries	—	(1,000,000)	(15,420,961)
Purchase of long-term investments	—	(14,594,918)	(1,600,000)
NET CASH PROVIDDED BY (USED IN) IN INVESTING ACTIVITIES	—	(15,594,918)	(17,020,961)

CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of share options	3	281,616	1,156,623
Proceeds from issuance of unsecured note	—	—	20,000,000
Principal payments on unsecured senior notes	(10,000,000)	—	—
Repayment from subsidiaries, VIEs and VIE’s subsidiaries	11,738,667	—	—
Repurchase of ordinary shares	—	(2,667,902)	(1,320,468)
Payments for offering cost	—	—	(318,000)
Dividend paid	—	(19,547,532)
Proceeds from related party	5,004,290	—	—
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	6,742,960	(2,386,286)	(29,377)
NET (DECREASE) INCREASE IN CASH	(225,665)	(23,118,918)	(22,559,855)
CASH-beginning of year	1,709,149	24,828,067	47,387,922
CASH-end of year	1,483,484	1,709,149	24,828,067

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	—	—	—
Cash paid for interest	2,114,388	2,413,014	—

XIAOBAI MAIMAI INC. AND SUBSIDIARIES

Schedule I-CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Notes to condensed financial statements

1                          Xiaobai Maimai Inc., formerly known as Hexindai Inc., was founded on April 25, 2016 in the Cayman Islands. The condensed full year results of the Company have been prepared assuming the Reorganization (see Note 1 in the consolidated financial statements) was in effect from November 1, 2016.

2                          The condensed financial statements of Xiaobai Maimai Inc. have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries, VIEs and subsidiaries of VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the income (loss) of the subsidiaries and VIEs is presented as equity in (loss) earnings of subsidiaries and VIEs on the statement of operations.

3                          As of March 31, 2021 and 2020, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

4                          Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The notes to consolidated financial statements disclosed certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.