Form 20-F
period 2022-03-31
Akso Health Group
filed 2022-12-29
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-38245

Akso Health Group
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

Chaoyang District, Beijing 100020

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered

American depositary shares (one American depositary share representing three ordinary shares, par value US$0.0001 per share)	AHG	NASDAQ Global Market

Ordinary shares, par value US$0.0001 per share*		NASDAQ Global Market

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

68,598,050 ordinary shares, par value US$0.0001 per share, as of March 31, 2022.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

☐ Yes   ☐ No

i

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;
●	“App”, “Xiaobai Maimai” are to Xiaobai Maimai application;
●	“big data” are to voluminous structured and unstructured data from multiple sources and in multiple formats;
●	“CAGR” are to compound annual growth rate;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report on Form 20-F only, Hong Kong, Macau and Taiwan;
●	“CSRC” are to China Securities Regulatory Commission;
●	“GMV” or “Gross Merchandise Value” are to the value of confirmed orders of products and services on our platform, regardless of how, or whether, the buyer and seller settle the transaction;
●	“Hexin Digital” are to Hexin Digital Technology Co., Ltd.;
●	“Hexin E-commerce” are to Hexin E-Commerce Co. Ltd.;
●	“Hexin Fengze” are to Hexin Fengze Asset Management (Beijing) Co., Ltd.;
●	“Hexin Jinke” are to Hexin Jinke Group Co., Ltd.;
●	“Hexin Jiuding” are to Beijing Hexin Jiuding Technology Co., Ltd.
●	“Wusu Company” are to Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (formerly known as Wusu Hexin Internet Small Loan Co., Ltd.);
●	“Hexin Yongheng” are to Beijing Hexin Yongheng Technology Development Co., Ltd.;
●	“Kuaishangche” are to Kuaishangche Automobile Leasing Co., Ltd.;
●	“Akso Online MediTech” are to Akso Online MediTech Co., LTD.
●	“MAU” are to monthly active users;
●	“MIIT” are to the Ministry of Industry and Information Technology;
●	“Ordinary shares” are to our ordinary shares of par value US$0.0001 per share;
●	“Our variable interest entities” or “VIEs” are to Hexin Jiuding, Wusu Company and Hexin Digital;
●	“PCAOB” are to the Public Company Accounting Oversight Board;
●	“Platforms” are to the e-commerce platforms that Hexin Digital cooperates with;
●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SAMR” are to the PRC State Administration for Market Regulation (formerly known as the SAIC);
●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States;
●	“Akso Health,” “we,” “us,” “our company”, “the Company” and “our” are to Akso Health Group (formerly known as Xiaobai Maimai Inc.), an exempted company incorporated in the Cayman Islands with limited liability, and its subsidiaries, and, in the context of describing our operations and combined and consolidated financial information, also include its variable interest entities.

Exchange Rate Information

Our business is conducted in both China and the United States, and our financial records are maintained in RMB, our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022, the last business day of the fiscal year of 2022. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On December 23, 2022, the exchange rate was RMB 6.9880 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online retail and social e-commerce industry in China;
●	our expectations regarding demand for and market acceptance of our products and services;
●	our expectations regarding our relationships with our members, users, suppliers, third-party merchants, and other partners, including other social e-commerce platforms and service marketplaces;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry;
●	the development of COVID-19 in the PRC and globally; and
●	assumptions underlying or related to any of the foregoing.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with Our VIEs

Akso Health Group, or Akso Health, is not a PRC operating company but a Cayman Islands holding company with major operations primarily conducted through (i) its PRC subsidiaries, (ii) contractual arrangements with its consolidated affiliated entities based in China and (iii) its U.S. subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in internet based, value-added telecommunication services, mobile application services and certain other businesses. Accordingly, we operate our social e-commerce business in China mainly through our consolidated affiliated entities and rely on contractual arrangements among our PRC subsidiaries, our consolidated affiliated entities and their nominee shareholders to control the business operations of our consolidated affiliated entities. Our consolidated affiliated entities are consolidated for accounting purposes, but are not entities in which our Cayman holding company, or our investors, own equity. Such structure and the contractual arrangements are designed to enable Akso Health to have power to direct significant activities of our consolidated affiliated entities and to receive economic benefits from these entities where PRC law prohibits, restricts or imposes conditions on direct foreign investment in such entities. Investors in our ADSs thus are not acquiring or owning equity interests in our consolidated affiliated entities but instead are acquiring interests in a Cayman holding company. Investors may never directly hold equity interests in these consolidated affiliated entities.

Our consolidated affiliated entities have been treated as Variable Interest Entities under the Statement of Financial Accounting Standards Board Accounting Standards Codification 810 Consolidation and we are regarded as the primary beneficiary of our consolidated affiliated entities, or VIEs. Accordingly, we treat our VIEs as our consolidated entities under U.S. GAAP and we consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Our subsidiaries, our VIEs and shareholders of VIEs have entered into a series of contractual agreements. These contractual arrangements enable us to:

●	receive the economic benefits that could potentially be significant to our consolidated affiliated entities in consideration for the services provided by our subsidiaries;
●	exercise effective control over our consolidated affiliated entities; and
●	hold an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law.

The contractual arrangements among our subsidiaries, our VIEs and their shareholders generally include equity interest holder voting rights proxy agreements, exclusive equity purchase option agreements, exclusive business operation agreements, and equity interest pledge agreements. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these affiliated companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Wusu Company, Hexin Digital and Hexin Jiuding.”

The contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated affiliated entities and we may incur substantial costs to enforce the terms of the arrangements. Uncertainties in the PRC legal system may limit our ability, as a Cayman holding company, to enforce these contractual arrangements. There are very few precedents upon which we can rely to determine whether such contractual arrangements would provide our subsidiaries with effective control over the relevant consolidated affiliated entities, or how such contractual arrangements in the context of a consolidated affiliated entity structure should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the consolidated affiliated entity contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we experience significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be materially adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our contractual arrangements with our variable interest entities may not be as effective as direct ownership and operational management,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements among the variable interest entities and Hexin Yongheng, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. Investors may never directly hold equity interests in our VIEs. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole.

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman holding company with respect to its contractual arrangements with our VIEs and their respective shareholders. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

We face various legal and operational risks and uncertainties associated with being based in or having our major operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, the use of our VIEs, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. These risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China.”

PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—The approval of the CSRC and other compliance procedures may be required, and, if required, we cannot predict whether we will be able to obtain such approval.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in the People’s Republic of China—PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable.”

Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated Entities

We conduct our business primarily through our U.S. subsidiaries, PRC subsidiaries and VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, all of our PRC subsidiaries and consolidated affiliated entities have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries, VIEs and VIE subsidiaries in China, including, Business Licenses, the Internet Content Provision (ICP) Licenses and Electronic Data Interchange (EDI) Licenses. All of our PRC subsidiaries, VIEs and VIE subsidiaries are required to obtain, and have obtained, their respective Business Licenses. Hexin Digital has obtained its EDI License and ICP License for e-commerce business, which is qualified for providing online transactions between consumers and third-party merchants. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required by the PRC government authorities for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

Furthermore, we are subject to PRC rules and regulations relating to overseas listing and securities offering, and a substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer our securities. Under current PRC laws, regulations and regulatory rules, we, our PRC subsidiaries and our consolidated affiliated entities may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing on overseas capital markets.

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations of entities and individuals carrying out data activities, prohibits entities and individuals in China from providing any foreign judicial or law enforcement authority with any data stored in China without approval from the competent PRC authority, and sets forth the legal liabilities of entities and individuals found to be in violation of their data protection obligations, including rectification order, warning, fines of up to RMB10 million, suspension of relevant business, and revocation of business permits or licenses. The Data Security Law is relatively new, and therefore there are substantial uncertainties with respect to the interpretation and implementation of the law. We may need to adjust our operations to comply with data security requirements from time to time. If we were found to have violations, we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which took effect on the same day. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this opinion, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review which took effect on February 15, 2022. The Revised Cybersecurity Measures authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess personal data of more than one million users. The PRC National Security Law covers various types of national security, including technology security and information security. Given the nature of our business in China and the fact that we do not have personal information of more than one million users, we do not believe we are an “internet platform operator” that is required to file for a cybersecurity review pursuant to the Measures for Cybersecurity Review.

On August 20, 2021, the Standing Committee of the National People’s Congress adopted the Personal Information Security Law, which took effect on November 1, 2021. The Personal Information Protection Law includes the basic rules for personal information processing, the rules for cross-border provision of personal information, the rights of individuals in personal information processing activities, the obligations of personal information processors, and the legal responsibilities for illegal collection, processing, and use of personal information. We have access to confidential or personal information in certain of the businesses and have privacy policies and other documentation regarding the protection of personal information; however, we may not be successful in achieving compliance if we fail to comply with these policies and procedures.

On December 24, 2021, the CSRC issued Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Administration Provisions”), and the Provisions of the State Council on the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Measures”). The Administration Provisions and Measures for overseas listings lay out specific requirements for filing documents and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. Domestic companies seeking to list abroad must carry out relevant security screening procedures if their businesses involve such supervision. Companies endangering national security are among those off-limits for overseas listings. According to Relevant Officials of the CSRC Answered Reporter Questions (“CSRC Answers”), after the Administration Provisions and Measures are implemented upon completion of public consultation and due legislative procedures, the CSRC will formulate and issue guidance for filing procedures to further specify the details of filing administration and ensure that market entities could refer to clear guidelines for filing, which means it will still take time to put the Administration Provisions and Measures into effect. As of the date of this report, the Administration Provisions and Measures have not yet come into effect. However, according to CSRC Answers, only new initial public offerings and refinancing by existent overseas listed Chinese companies will be required to go through the filing process; other existent overseas listed companies will be allowed sufficient transition period to complete their filing procedure. The Company may be required to obtain approval of and filling with the CSRC or other PRC government authorities for its future refinancing. However, it is uncertain when the Administration Provision and the Measures will take effect or if they will take effect as currently drafted. Currently, the period for public comment on these draft regulations has ended and their provisions and anticipated adoption or effective date are subject to changes and thus their interpretation and implementation remain substantially uncertain. It also remains unclear on whether a US-listed company, like Akso Health, is subject to the CSRC filing procedures, to maintain the listing of its securities in a foreign country. As of the date of this report, we cannot predict the impact of these regulations on maintaining the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas in the overseas markets.

Based on PRC laws and regulations effective as of the date of this report and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that, as of the date of this report, we, our PRC subsidiaries and consolidated affiliated entities are not required to obtain any permission from the CSRC, the CAC, or any other PRC authority in connection with this offering. As a result, we have not submitted any application to the CSRC, the CAC or other PRC authorities for the approval of our securities offerings. As of the date of this report, we and our PRC subsidiaries have not received any inquiry, notice, warning or objection in relation to this offering or Nasdaq listing from the CSRC, the CAC or any other PRC authorities. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, restrictions on or delays to our future financing transactions, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations,” and “Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—The approval of the CSRC and other compliance procedures may be required, and, if required, we cannot predict whether we will be able to obtain such approval.”

Holding Foreign Companies Accountable Act (HFCAA)

Our ADSs may be prohibited from trading on a national exchange or “over-the-counter” markets under the HFCAA if the PCAOB determines it is unable to inspect or investigate completely our auditors for three consecutive years beginning in 2021. Further, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”) and on February 4, 2022, the U.S. House of Representatives passed the America Creating Opportunities for Manufacturing Pre-Eminence in Technology and Economic Strength (COMPETES) Act of 2022, or the COMPETES Act. If either the AHFCAA or COMPETES Act is enacted into law, it would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections or complete investigations for two consecutive years instead of three.

Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. Our auditor, Onestop Assurance PAC (“Onestop”), has been inspected by the PCAOB on a regular basis. Onestop is a firm registered with the PCAOB and is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Onestop has been subject to PCAOB inspections, and is not among the PCAOB-registered public accounting firms headquartered in the PRC or Hong Kong that are subject to PCAOB’s determination on December 16, 2021 of having been unable to inspect or investigate completely.

Notwithstanding the foregoing, in the future, if it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, or if there is any regulatory change or step taken by PRC regulators that does not permit Onestop to provide audit documentations to the PCAOB for inspection or investigation, or the PCAOB expands the scope of the Determination so that we are subject to the HFCAA, as the same may be amended, you may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities, including trading on the national exchange or “over-the-counter” markets, may be prohibited under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” for more information,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.”

Cash and Other Assets Transfers within our Organization and Dividend Distribution

Cash may be transferred within our organization in the following manner: (i) we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; (ii) we and our subsidiaries may provide loans to the VIEs and vice versa; (iii) funds may be transferred between the VIEs and our subsidiaries, including our PRC subsidiaries, as service fees for services contemplated by the VIE agreements, as repayment of loan or pursuant to other commercial contracts; and (iv) our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us through intermediate holding companies or otherwise.

Because we control the VIEs through contractual arrangements, neither us nor our subsidiaries are able to make direct capital contribution to the VIEs or their respective subsidiaries.

The following table describes transfers among us, our subsidiaries and the VIEs made during the periods presented:

Year Ended March 31, 2022
(US$in millions)
Capital contributions from us to our offshore subsidiaries(1)	—
Loans from us to our offshore subsidiaries	12,017,200
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	—
Loans from us or our offshore subsidiaries to PRC subsidiaries	—
Loans from our subsidiaries to the VIEs, net	(9,549,548)
Other amounts paid by our subsidiaries to the VIEs(2)	—
Other amounts paid by VIEs and their subsidiaries to our subsidiaries	—

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.
(2)	Cash paid by one of our Hong Kong subsidiaries to one of our VIEs for services rendered.

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The aggregated dividend payments to shareholders amounted to US$19,547,532 in the fiscal year ended March 31, 2019. The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time. See “D. Risk Factors — Risks Related to Our ADS — We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) our PRC subsidiaries have taxable earnings, and (ii) they determine to pay a dividend in the future:

Taxation Scenario Statutory Tax and Standard Rates(1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)

For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China. For income tax purposes, our PRC subsidiaries file income tax returns on a separate company basis.

(2)

Under the terms of VIE agreements, our PRC subsidiaries may charge our VIEs for services provided to VIEs. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.

(3)

Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)

The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible expenses for our VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to discretionary funds. These reserve funds and discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions or payments to us. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries, including our PRC subsidiaries, for our cash and financing requirements. However, our PRC subsidiaries will not be able to pay dividends until they generate accumulated profits and meet the requirements described above.

A.[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business.

In August 2017, we established Wusu Company, through which we started to conduct our online microlending business. We have engaged in online microlending business since then and have been continuing to contribute resources to our microlending business up to September 30, 2019, since when the principal business scope of Wusu Company has been changed to trading, provision of technological promotion services and import and export. Since May 2019, we have ceased to issue new loans through microlending businesses. The microlending industry is rapidly evolving with significant regulatory uncertainties, and our microlending business may be subject to a variety of laws and regulations in the PRC with ambiguous and inconsistent application and interpretation. As a result, we cannot assure you that our investment and exploration in microlending would not be subject to legal risks. Since the change of Wusu Company’s business scope, we cannot carry out any new microlending business without the proper business registration. However, for the loans which were issued prior to the change of the business scope, we are entitled to the credit right over such loans until their maturity. If, however, the authorities were to determine that our historical microlending business was in violation of the relevant PRC laws and regulations, we may be subject to fines and other administrative penalties imposed by the authorities and our business and reputation could be adversely affected.

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

We incurred a net loss of US$16.8 million for the fiscal year ended March 31, 2022. We cannot assure you that we will be able to generate net profits or positive cash flow from operating activities in the future. Our ability to achieve and maintain profitability will depend in large part on our ability to, among other things, increase our number of members and users, grow, and diversify our third-party merchant base, maintain cooperation with other mainstream e-commerce platforms and service marketplaces, and optimize our cost structure. We may not be able to achieve any of the above. We intend to continue to invest for the foreseeable future in the improvement of our fulfillment infrastructure and technology platform to support an even more carefully curated selection of products and to offer additional value-added services. As a result of the foregoing, we believe that we may incur net losses in the future.

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

Negative commentary regarding us, our offerings or influencers may also be posted on social media platforms and may have adverse impact on our reputation or business. Influencers with whom we maintain relationships could use their own WeChat accounts to communicate directly with our customers in a manner that reflects poorly on our products and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behaviors, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

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

We do not have the control over the storage and delivery of products displayed on our platform. Our third-party merchants use their own facilities to store their products and their own or third-party delivery systems to deliver their products directly to our members and users, which makes it difficult for us to ensure that our members and users get the same high-quality service for all products displayed on our platform. If any third-party merchant does not control the quality of the products that it displays on our platform, or if it does not deliver the products or delivers them late or delivers products that are materially different from its description of them, or if it sells counterfeit or unlicensed products, or if it sells certain products without licenses or permits as required by the relevant laws and regulations even though we have requested such licenses or permits in our standard form agreement with third-party merchants, or if the products is finally returned by reasons mentioned above or others, the reputation of our marketplace business and our brand may be materially and adversely affected and we could face claims, and be held liable for any losses. In order for our marketplace business to be successful, we must continue to identify and attract third-party merchants, and we may not be successful in this regard.

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

We believe that the recognition and reputation of our brand, Xiaobai Maimai, among our members, users, third-party merchants and service providers have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a superior shopping experience to our members and users;
●	maintain the popularity, attractiveness, diversity, quality and authenticity of product offerings on our platform;
●	maintain the efficiency, reliability and quality of the fulfillment and delivery services to our buyers;
●	maintain or improve user satisfaction with our services;
●	increase brand awareness through marketing and brand promotion activities; and
●	preserve our reputation and goodwill in the event of any negative publicity on consumer experience or merchant service, Internet and data security, product quality, price or authenticity, or other issues affecting us or other social e-commerce businesses in China.

Public perception that non-authentic, counterfeit or defective goods are displayed on our platform or that we or third-party service providers do not provide satisfactory customer service, even if factually incorrect or based on isolated incidents, could damage our reputation, diminish the value of our brand, undermine the trust and credibility we have established and have a negative impact on our ability to attract new users or retain our current users. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our platform, products and services, it may be difficult to maintain and grow our member and user base, and our business and growth prospects may be materially and adversely affected.

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

The third-party merchants in our marketplace business rely on a number of contracted third-party delivery logistics service providers to deliver the products to the customers. The products on our platform are supplied by the merchants, who are separately responsible for sourcing and coordinating the delivery of the products with the third-party delivery logistics service providers. As we do not directly control or manage the operations of these third-party logistics service providers, we may not be able to guarantee their performance. Interruptions to or failures in the delivery services could prevent the timely or proper delivery of our products. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party logistics and delivery service providers, such as inclement weather, health epidemics, natural disasters, transportation disruptions or labor unrest. Delivery of the products could also be affected or interrupted by the merger, acquisition, insolvency or shut-down of the delivery companies the third-party merchants engage to make deliveries, especially those local companies with relatively small business scales. If the products are not delivered on a timely basis or are delivered in a damaged state, customers may refuse to accept the products purchased and have less confidence in our platform, and our business and reputation could suffer. We cannot assure you that our third-party merchants will be able to find alternative cost-effective logistics service providers to offer satisfactory delivery services in a timely manner, or at all, which could cause our business and reputation to suffer or cause third-party merchants to move to other platforms and have a negative impact on our financial conditions. In addition, if our third-party logistics service providers fail to comply with applicable rules and regulations in China, our delivery services may be materially and adversely affected. Furthermore, the delivery personnel of contracted third-party delivery service providers directly interact with our customers on our behalf. We need to effectively manage these third-party logistics service providers to ensure the quality of customer services. Any failure to provide high-quality delivery services to our customers may negatively impact the shopping experience of our customers, damage our reputation, and cause us to lose customers.

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

In addition, we rely on our technology infrastructure to offer a good customer experience and to attract and retain customers on our platform. Any failure to properly upgrade our technology infrastructure to serve the growing number of customers, maintain the satisfactory performance, security and integrity of our social e-commerce platform and systems, may materially and adversely affect our business and reputation.

We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct.

Our platform sources merchandise from third-party merchants. Although we have adopted measures to verify the authenticity and authorization of merchandise displayed on our platform and to avoid potential infringement on third-party intellectual property rights in the course of sourcing and selling merchandise, we may not always be successful in these efforts. In the event that any counterfeit, unauthorized or infringing merchandise is displayed on our platform, we could face claims for which we may be held liable. We have not in the past received claims alleging our infringement on third parties’ rights, and if we receive such claims in the future irrespective of their validity, we could incur significant costs and efforts in either defending against or settling such claims. If there is a successful claim against us, we might be required to pay substantial damages or refrain from further sale of the relevant merchandise. If we negligently participate or assist in infringement activities associated with counterfeit goods, we may be subject to potential liability under PRC law including injunctions to cease infringing activities, rectification, compensation, administrative penalties, and even criminal liability. Moreover, such third-party claims or administrative penalties could result in negative publicity and our reputation could be severely damaged. Any of these events could have a material and adverse effect on our business, results of operations or financial condition.

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

Our business generates and processes a large quantity of personal, behavioral, transaction and demographic data. Our privacy policies concerning the collection, use and disclosure of personal data are posted on our platforms. We face risks inherent in handling and protecting large volumes of data, especially consumer data. In particular, we face a number of challenges relating to data from transactions and other activities on our platforms, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns, challenges, negative publicity and litigation related to data privacy, collection, use and actual or perceived sharing (including sharing among our own businesses, with business partners or regulators), safety, security and other factors that may arise from our existing businesses or new businesses and technology, such as new forms of data (for example, biometric data, location information and other demographic information); and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including requests from data subjects and regulatory and government authorities.

PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which internet service providers and other network operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, and to obtain the consent of users, as well as to establish a user information protection system with appropriate remedial measures. We have obtained consent from our users to use their personal information within the scope of authorization and we have taken technical measures to ensure the security of such personal information and to prevent any loss or divergence of personal information. However, there is uncertainty as to the interpretation and application of such laws. On 20 August 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law of the PRC, or the PIPL which took effect on 1 November 2021 and is the first systematic and comprehensive law specifically for the protection of personal information in the PRC. If such laws or regulations are to be interpreted and applied in a manner inconsistent with our current policies and practices, changes to the features of our system may be required and additional costs incurred.

We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, or our user data is improperly used or disclosed by any party, it could result in a loss of users, businesses and other participants from our social e-commerce business, loss of confidence or trust in our platforms, litigation, regulatory investigations, penalties or actions against us, significant damage to our reputation, and have a material adverse effect on the trading price of our ADSs and/or Shares, our business and prospects.

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

Our business could also be adversely affected by the effects of COVID-19, Zika virus, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Particularly, an outbreak of COVID-19 was first reported in Wuhan, Hubei Province, the PRC in late 2019 and continues to spread within the PRC and globally. The new strain of coronavirus is considered highly contagious and may pose a serious public health threat. On January 30, 2020, the World Health Organization reportedly declared this COVID-19 outbreak a health emergency of international concern. In March 2020, the World Health Organization declared the COVID-19 a pandemic. Since the COVID-19 outbreak, the PRC government has imposed various strict measures with the aim to contain the virus including, but not limited to, extended the Chinese New Year holiday, travel restrictions, mandatory quarantine requirements for individuals infected with or suspected of having COVID-19, prohibited residents from free travel, and postponed the resumption of business operations. Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. If the COVID-19 outbreak drags on for longer, it may affect the development of our current businesses. Private enterprises, especially the small and medium-sized enterprises, which may not have strong cash flows or be well capitalized, may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. The COVID-19 outbreak may also lead to the weakening of the consumer market and the decline in the spending power of the consumers. We have taken a series of measures in response to the outbreak, including, among others, remote working arrangement for some of our employees, suspension of our offline customer acquisition activities and cancellation of non-essential business travels to ensure the safety and health of our employees. We may take further actions as required by governmental authorities in China or that we determine are in the best interests of our employees, customers, and business partners. As a result of social distancing, travel bans and quarantine measures, access to our facilities, customers, management, support staff, and professional advisors has been limited, which in turn, will impact our operations, financial condition, and demand for our services. However, the extent to which the COVID-19 outbreak impacts our financial condition and results of operations for the full year of 2022 cannot be reasonably estimated at this time and will depend on future developments, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the COVID-19 outbreak or treat its impact, and the impact on the economic growth and business of our third-party merchants and business partners for the foreseeable future, among others. Any future outbreak of public health epidemics may restrict economic activities in affected regions, resulting in reduced business volume, disrupt our business operations and adversely affect our results of operations. Even after the COVID-19 outbreak has subsided, we may continue to experience materially adverse impacts to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

The impact of any kind of epidemic, such as the COVID-19, on our operations, may harm our business.

In the second half of 2021, the COVID-19 coronavirus remerged in China due to the Omicron and Delta variants. In late March 2022, Shanghai began a strict zero-positive-case lockdown due to another outbreak of COVID-19, resulting in a lockdown of the city, closures of ports and airports, and disruption of commercial activities. However, our business activities were not significantly affected or interrupted in 2021 and early 2022. Although the number of existing social e-commerce users and new customers has increased in the year ended 2022, the new demand for a social e-commerce platform in a certain period of time in the future remains uncertain.

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

We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks.

As part of our growth strategy, we plan to establish and operate cancer therapy and radiation oncology centers that will focus on providing a variety of radiotherapy services as well as catering to cancer patients at varying stages of treatment. This will include specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other related services for a wide variety of cancer therapy treatments.

Since we have limited experience in operating our own centers and clinics, or in providing many of the services that we plan to offer in such centers and clinics, we may not be able to provide as high a level of service quality for those treatment options as compared to the other treatments that we offer at our network of centers, which may result in damage to our reputation and growth prospects.

In addition, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our own centers and clinics. When we establish our own centers and hospitals under our brand name, we may not be able to immediately gain wide acceptance among patients and, thus, may be unable to attract a sufficient number of patients to our new centers and clinics.

We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations.

Our new cancer therapy and radiation oncology services may not be well received by our clients, and newly introduced services may not achieve expected results. Furthermore, our services will require specialized knowledge of the industry and comprehensive understanding of the market of medical equipment and consumables. We may misjudge the trend of the industry and the market, and may not be able to develop the appropriate solutions for our clients. The efforts to introduce new services may require substantial investments of additional human capital and financial resources. If we fail to improve our existing services or introduce new ones in a timely or cost-effective manner, our ability to attract and retain clients may be impaired, and our results of operations and prospects may be adversely affected.

Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all.

New cancer therapy and radiation oncology centers generally have lower income and higher operating costs during the initial stages of their operations. We will also incur substantial expenses before opening new cancer therapy and radiation oncology centers such as labor costs, construction expenditures, renovation costs, rental expenses and equipment costs. Based on our research, it generally takes years for new cancer therapy and radiation oncology centers to achieve monthly breakeven and much longer to recover the initial investment. Accordingly, the timing of new cancer therapy and radiation oncology centers openings may have a significant impact on our future profitability. As a result, our results of operations may fluctuate significantly from period to period, which renders the period-to-period comparisons of our results of operations to be not meaningful in predicting our future performance.

Moreover, we may not be successful in recruiting qualified medical professionals to effectively provide the services that we intend to offer in our new cancer therapy and radiation oncology centers. It could also take significant lead time for newly opened cancer hospitals and clinics to achieve a utilization rate that is profitable, due to factors such as time needed to build patient awareness in the local community. In addition, the opening of new cancer therapy and radiation oncology centers involve regulatory approvals and reviews by various authorities in the U.S., including health authorities. We may not be able to obtain all the required approvals, permits, licenses or certificates in a timely manner or at all. Therefore, we may not be able to immediately utilize or derive revenue from new cancer therapy and radiation oncology centers as anticipated. In addition, the operating results generated from newly opened cancer therapy and radiation oncology centers may not be comparable to the operating results generated from any of our existing businesses. Newly opened cancer therapy and radiation oncology centers may even operate at a loss, which could adversely affect our results of operations.

Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties.

We plan to build cancer therapy and radiation oncology centers on the east coast of the United States, the implementation process of which will be complex, time-consuming and subject to uncertainty.

We are identifying suitable regions for self-operated cancer therapy and radiation oncology centers by considering a number of factors, including regional market size, existing competition and potential strategic partners. There are uncertainties regarding how successfully we can identify the suitable market, acquire required government approvals in a timely manner and control planned investments. In addition, we may face competition from our existing cancer therapy and radiation oncology centers.

We conduct our business in a heavily regulated industry.

The operation of our cancer therapy and radiation oncology centers is subject to laws and regulations issued by a number of government agencies at the national and local levels. These rules and regulations relate mainly to the procurement of large medical equipment, the pricing of medical services, the operation of radiotherapy and diagnostic imaging equipment, the licensing and operation of medical institutions, the licensing of medical staff and the prohibition on non-profit medical institutions from entering into cooperation agreements with third parties to set up for-profit centers that are not independent legal entities. In addition, our cancer therapy and radiation oncology centers will be subject to periodic license or permit renewal requirements and inspections by various government authorities at the provincial and municipal levels. We are also exposed to potential legal liabilities arising from claims relating to medical incidents, patient privacy, anti-corruption and anti-bribery, and environmental protection. Our growth prospects may be constrained by such rules and regulations, particularly those relating to the procurement of large medical equipment. Moreover, new laws and regulations applicable to our operations may be introduced in the future, or the current applicable ones may otherwise be amended or replaced to impose additional supervision and management requirements. Any changes in laws and regulations could require us to obtain additional licenses, permits or approvals, broaden the scope of our potential liabilities, increase our operating costs and expenses, or even result in the invalidation of our existing licenses.

If we or our future partners fail to comply with such applicable laws and regulations, we could be required to make significant changes to our business or suffer fines or penalties, including the potential loss of our business licenses, the suspension from use of our medical equipment, and the suspension or cessation of operations at cancer therapy and radiation oncology centers in our network.

Our revenue for at least the near term will almost exclusively depend on sales of the iHealth COVID-19 test kits until we can develop, obtain regulatory clearance or other appropriate authorization for, and commercialize additional product candidates.

We expect that sales of the iHealth COVID-19 Antigen Rapid Test Kits will account for majority of our revenue until at least such time as we can commercialize additional tests or other products. As a result, our ability to execute our growth strategy and become profitable in the near term will depend upon consumer adoption of the iHealth COVID-19 Antigen Rapid Test Kits. We currently have a very small number of customers for the iHealth COVID-19 Antigen Rapid Test Kits. We may not be able to successfully acquire new customers in a timely manner or at all. If we are unable to expand our customer base, we may not be able to increase our revenue. Adoption and use of the iHealth COVID-19 Antigen Rapid Test Kits will depend on several factors, including, but not limited to the accuracy, affordability and ease of use of our product as compared to other products and products that compete with the iHealth COVID-19 Antigen Rapid Test Kits.

Because we expect virtually all of our revenue for at least the near term to be generated from sales of the iHealth COVID-19 Antigen Rapid Test Kits, the failure of the iHealth COVID-19 Antigen Rapid Test Kits to gain market acceptance or retain regulatory authorization may have a material adverse effect on our business, operating results and financial condition.

We have generated very little revenue from product sales and may never become profitable.

We cannot assure you that we will meet our timelines for our development programs, which may be delayed or not completed for a number of reasons. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators’, ability to successfully:

●	complete research and obtain favorable results from preclinical and clinical development of our current and future product candidates, including addressing any clinical holds that may be placed on our development activities by regulatory authorities;
●	seek and obtain regulatory and marketing approvals for any of our product candidates for which we complete clinical trials, as well as their manufacturing facilities;
●	launch and commercialize any of our product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing, and distribution infrastructure or, alternatively, collaborating with a commercialization partner;
●	qualify for coverage and establish adequate reimbursement by government and third-party payors for any of our product candidates for which we obtain regulatory and marketing approval;
●	develop, maintain, and enhance a sustainable, scalable, reproducible, and transferable manufacturing process for the product candidates we may develop;
●	establish and maintain supply and manufacturing capabilities or capacities internally or with third parties that can provide adequate, in both amount and quality, products, and services to support clinical development and the market demand for any of our product candidates for which we obtain regulatory and marketing approval;
●	obtain market acceptance of current or any future product candidates and effectively compete to establish market share;
●	maintain a continued acceptable safety and efficacy profile of our product candidates following launch;
●	address competing technological and market developments;
●	implement internal systems and infrastructure, as needed;
●	negotiate favorable terms in any collaboration, licensing, or other arrangements into which we may enter and performing our obligations in such collaborations;

●	maintain, protect, enforce, defend, and expand our portfolio of intellectual property rights, including patents, trade secrets, and know-how;
●	avoid and defend against third-party interference, infringement, and other intellectual property claims; and
●	attract, hire, and retain qualified personnel.

Even if one or more of our current and future product candidates are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond our expectations if we are required by the TFDA, the FDA or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. If we are required to conduct additional clinical trials or other testing of our product candidates that we develop beyond those that we currently expect, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive, or if there are safety concerns, we may be delayed in obtaining marketing approval for our product candidates, not obtain marketing approval at all, or obtain more limited approvals. Even if we are able to generate revenues from the sale of any approved product candidates, we may not become profitable and may need to obtain additional funding to continue operations.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of the Company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our Company also could cause you to lose all or part of your investment.

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

●	The incurrence of indebtedness would result in increased fixed obligations and could result in covenants restricting our operations. It could further lead to a number of risks that could adversely affect our operations or financial conditions;
●	default and foreclosure on our assets if our operating revenue is insufficient to repay debt obligations;
●	acceleration of obligations to repay the indebtedness (or other outstanding indebtedness), even if we make all principal and interest payments when due, if we breach any covenants that require the maintenance of certain financial ratios or reserves without a waiver or renegotiation of that covenant;
●	our inability to obtain necessary additional financing if the debt security contains covenants restricting our ability to obtain such financing while the debt security is outstanding;
●	diverting a substantial portion of cash flow to pay principal and interest on such debt, which would reduce the funds available for expenses, capital expenditures, acquisitions, and other general corporate purposes;
●	creating potential limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate; and
●	loss that might be incurred due to our overseas investment activities.

If our internal controls over financial reporting are insufficient or ineffective, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended March 31, 2022. Our management has concluded that our internal control over financial reporting was effective as of March 31, 2022. See “Item 15. Controls and Procedures.”

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

We operate our social e-commerce platform Xiaobai Maimai through a series of contractual arrangements entered into among Hexin Yongheng, Hexin Digital and Hexin Jinke, and obtained control over Hexin Digital. Furthermore, we obtained control over Wusu Company through a series of contractual arrangements entered into among Hexin Yongheng, Hexin E-Commerce and Wusu Company. As a result of these contractual arrangements, we consolidate operating results of Hexin Digital and Wusu Company in our financial statements under U.S. GAAP. We also exercise effective control over Hexin Jiuding by entering into a series of contractual arrangements with Hexin Jiuding and Hexin Fengze. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company C. Organizational Structure Contractual Arrangements with Hexin Jiuding, Wusu Company and Hexin Digital.”

In the opinion of our PRC counsel, Hebei Changjun Law Firm, our current ownership structure, our consolidated variable interest entities and the contractual arrangements (i) among Hexin Yongheng, Hexin Jiuding and Hexin Fengze, (ii) among Hexin Yongheng, Wusu Company and Hexin E-Commerce, and (iii) among Hexin Yongheng, Hexin Digital and the shareholders of Hexin Digital are not in violation of existing PRC laws, rules and regulations; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Hebei Changjun Law Firm has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China-Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” and “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Investment.” If the ownership structure, contractual arrangements and business of our company, our PRC subsidiary or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiary or consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiary or consolidated variable interest entities, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entities, and/or our failure to receive economic benefits from our consolidated variable interest entities, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP.

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

If we directly owned Hexin Jiuding, Wusu Company or Hexin Digital, we could elect directors to the board and implement changes at the management and operational levels. Currently we only have contractual rights in relation to the performance and financial benefits of Hexin Jiuding, Wusu Company and Hexin Digital’s operations. Shareholders of any of our variable interest entities may not always act in our best interests. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with any of our consolidated variable interest entities. Although we have the right to replace any shareholder of any of our consolidated variable interest entities under the contractual arrangement, if any shareholder of any of our consolidated variable interest entities is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Our business relies on the contractual arrangements with the variable interest entities and the cooperation arrangements among the variable interest entities and Hexin Yongheng, if any of these entities or their shareholders fail to perform their obligations, our business and results of operations may be severely adversely affected.” Therefore, our contractual arrangements with our variable interest entities may not be as effective in protecting our interests as direct ownership and operational management would be.

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

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

Although the audit report included in this annual report is prepared by U.S. auditors who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is currently subject to PCAOB inspections and PCAOB is able to inspect our auditor. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, which would reduce the time before our securities may be prohibited from trading or be delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, SEC announced that the PCAOB designated China and Hong Kong as the jurisdictions where the PCAOB is not allowed to conduct full and complete audit inspections as mandated under the HFCA Act.

The Company’s auditor, Onestop, is not currently subject to the determinations announced by the PCAOB on December 16, 2021,

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Although we operate through our subsidiaries substantially in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards.

While the Company’s auditor is headquartered in Singapore and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the Holding Foreign Companies Accountable Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. In addition, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ADSs or ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the China Securities Regulatory Commission, the MOF, and the PCAOB signed the Protocol governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

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

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”, (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

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

Our business is subject to regulation by various governmental agencies in China, including agencies responsible for monitoring and enforcing compliance with various legal obligations, such as value-added telecommunication laws and regulations, privacy and data protection-related laws and regulations, intellectual property laws, employment and labor laws, workplace safety, environmental laws, consumer protection laws, governmental trade laws, import and export controls, anti-corruption and anti-bribery laws, and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in China. These laws and regulations impose added costs on our business. Noncompliance with applicable regulations or requirements could subject us to:

●	investigations, enforcement actions, and sanctions;
●	mandatory changes to our network and products;
●	disgorgement of profits, fines, and damages;
●	civil and criminal penalties or injunctions;
●	claims for damages by our customers or channel partners;
●	termination of contracts;
●	loss of intellectual property rights;
●	failure to obtain, maintain or renew certain licenses, approvals, permits, registrations or filings necessary to conduct our operations; and
●	temporary or permanent debarment from sales to public service organizations.

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

In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations.

We are subject relating various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our customers and any other third parties. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information between us, our WFOE, the VIE, and the VIE’s subsidiaries, among us, our WFOE, the VIE, and the VIE’s subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

Pursuant to the PRC Cybersecurity Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and took effect on June 1, 2017, personal information and important data collected and generated by a critical information infrastructure operator in the course of its operations in China must be stored in China, and if a critical information infrastructure operator purchases internet products and services that affects or may affect national security, it should be subject to cybersecurity review by the CAC. Due to the lack of further interpretations, the exact scope of “critical information infrastructure operator” remains unclear. On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures (the “new Cybersecurity Review Measures”) to replace the original Cybersecurity Review Measures. The new Cybersecurity Review Measures took effect on February 15, 2022. Pursuant to the new Cybersecurity Review Measures, if critical information infrastructure operators purchase network products and services, or network platform operators conduct data processing activities that affect or may affect national security, they will be subject to cybersecurity review. A network platform operator holding more than one million users/users’ individual information also shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments and risk of network data security after going public overseas. In the opinion of our PRC counsel, Hebei Changjun Law Firm we are not subject to cybersecurity review, because: (i) we do not collect or maintain personal information in our business operations and (ii) data processed in our business does not have a bearing on national security and thus may not be classified as core or important data by the authorities. However, Hebei Changjun Law Firm has also advised us that since the regulatory authorities have discretion in this regard, whether an entity is subject to cybersecurity review shall still subject to the regulatory authorities’ view. In addition, we currently do not have over one million users’ personal information and do not anticipate to collect over one million users’ personal information in the foreseeable future. If we ever became subject to the cybersecurity review of CAC in the future as the applicable rules, regulations, policies or the interpretation thereof change, during such review, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review could also result in negative publicity with respect to our company and diversion of our managerial and financial resources.

Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law. If our data processing activities were found to be not in compliance with this law, we could be ordered to make ‘corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PIPL, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects, we may become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition.

While we take measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of the measures undertaken by us. However, compliance with any additional laws could be expensive, and may place restrictions on our business operations and the manner in which we interact with our users. In addition, any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings against us by government authorities or others, including notification for rectification, confiscation of illegal earnings, fines, or other penalties and legal liabilities against us, which could materially and adversely affect our business, financial condition, results of operations and the value of our ADSs. In addition, any negative publicity on our website or platform’s safety or privacy protection mechanism and policy could harm our public image and reputation and materially and adversely affect our business, financial condition, and results of operations.

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

The application of the M&A Rules with respect to our corporate structure remains unclear, with no current consensus existing among leading PRC law firms regarding the scope and applicability of the M&A Rules. Thus, it is possible that the appropriate PRC government agencies, including MOFCOM, would deem that the M&A Rules required us or our entities in China to obtain approval from MOFCOM or other PRC regulatory agencies in connection with WFOE’s control of Hexin Jiuding, Wusu Company and Hexin Digital through contractual arrangements. If the CSRC, MOFCOM, or another PRC regulatory agency determines that government approval was required for the VIE arrangements between WFOE and Hexin Jiuding, Wusu Company and Hexin Digital, or if prior CSRC approval for overseas financings is required and not obtained, we may face severe regulatory actions or other sanctions from MOFCOM, the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines or other penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from overseas financings into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs or ordinary shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to delay or cancel overseas financings, to restructure our current corporate structure, or to seek regulatory approvals that may be difficult or costly to obtain.

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

Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law emphasized the need to strengthen the administration over “illegal securities activities” and the supervision on overseas listings by China-based companies, and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China- based overseas-listed companies, although such opinions did not specify the definition of “illegal securities activities.” On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), the Draft Overseas Listing Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these draft rules, if the issuer meets the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these draft rules prescribe that the domestic enterprises submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities to acquire assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures. On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Archives Rules, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.

However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Archives Rules were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas.

If the CSRC or other relevant PRC regulatory agencies subsequently determine that prior approval is required for any of our future offerings of securities overseas or to maintain the listing status of our ADSs, we cannot guarantee that we will be able to obtain such approval in a timely manner, or at all. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, not to proceed with such offering or maintain the listing status of our ADSs. If we proceed with any of such offering or maintain the listing status of our ADSs without obtaining these regulatory agencies’ approval to the extent it is required, or if we are unable to comply with any new approval requirements which might be adopted for offerings that we have completed prior to the publication of the above- referenced opinions, we may face regulatory actions or other sanctions from these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from offering of securities overseas into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ADSs.

Furthermore, if there are any other approvals, filings and/or other administration procedures to be obtained from or completed with the CSRC or other PRC regulatory agencies as required by any new laws and regulations for any of our future proposed offering of securities overseas or the listing of the ADSs, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies, which may have a material adverse effect on our business, financial condition or results of operations.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We have substantially operations conducted by our VIEs in China, which are governed by PRC laws, rules and regulations. Our PRC subsidiaries and the VIEs are subject to laws and regulations applicable to foreign investment in China. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and the enforcement of these laws, regulations and rules involves uncertainties.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Recently, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law,” or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future.

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

A portion of our revenues and expenditures are denominated in RMB, and the functional currency for our PRC subsidiary and consolidated variable interest entities is RMB, whereas our reporting currency is the U.S. dollar. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into RMB to pay our operating expenses, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us. Moreover, a significant depreciation of the RMB against the U.S. dollar may significantly reduce our earnings translated in the U.S. dollars, which in turn could adversely affect the price of our ADSs. Furthermore, fluctuations in currencies relative to the periods in which the earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations.

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

The trading price of our ADSs has ranged from US$1.23 to US$22.39per ADS in 2021. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	regulatory developments affecting us, our customers or our industry;
●	announcements of studies and reports relating to our products and service offerings or those of our competitors;
●	changes in the economic performance or market valuations of other social e-commerce platforms;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the Internet and unsecured consumer finance industries;
●	announcements of new product, service and expansions by us or our competitors;
●	replacement of existing third-party service providers;
●	additions to or departures of our senior management;
●	detrimental negative publicity about us, our management or our industry;
●	fluctuations of exchange rates between the RMB and the U.S. dollar;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2022, we had 68,598,050 ordinary shares outstanding. Among these shares, 38,675,000 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2022 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. If it were determined, however, that we are not the owner of our VIE for U.S. federal income tax purposes, we could be treated as a PFIC for the current and any subsequent taxable years. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2022 or any future taxable year.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information, see “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—PFIC Rules.”

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

Under the deposit agreement for the ADSs, if you do not give proper or timely voting instructions to the depositary, the depositary will give us a discretionary proxy to vote the ordinary shares represented by your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

As a public company, we incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an “emerging growth company” pursuant to the JOBS Act. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Global Market, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4. INFORMATION ON THE COMPANY

A.History and Development of the Company

In April 2016, Hexindai Inc. was incorporated in Cayman Islands as a holding company. We provided online microlending business and P2P marketplace business from 2017 to 2019. As part of our major business restructuring and disposition of our P2P marketplace business in and around December 2020, which is described in greater detail below, we changed our name from Hexindai Inc. to Xiaobai Maimai Inc. to reflect our business that was built upon our social e-commerce platform. On December 3, 2021, we changed our name from Xiaobai Maimai Inc. to Akso Health Group in recognition of our focus on our new business development in the health sector. As of the date of this annual report, we are no longer engaged in the P2P marketplace businesses and are not making any new loans under the microlending business, and are solely focused on our social e-commerce platform business, cancer therapy and radiotherapy oncology service provider business, and the sale of COVID-19 Rapid Antigen Tests.

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

On July 8, 2021, we incorporated We Health Limited in New York.

On December 15, 2021, we established We Healthy Limited in Hong Kong. We Health Limited owns 51% equity of We Healthy Limited.

On December 30, 2021, we incorporated Akso Health Treatment Center Inc. in the State of Massachusetts, and on January 10, 2022 we changed the name from Akso Health Treatment Center Inc. to Akso First Health Treatment Center Inc.

On January 3, 2022, we incorporated Akso Remote Medical Consultation Center Inc. in Wyoming.

On January 26, 2022, we established Qingdao Akso Health Management Co., Ltd, which is a wholly-owned subsidiary of We Healthy Limited.

On January 4, 2022, we incorporated Akso Online MediTech Co., Ltd. (“Akso Online MediTech”) in Wyoming.

Akso First Health Treatment Center Inc., Akso Remote Medical Consultation Center Inc. and Akso Online MediTech Co., Ltd. are 100% owned by We Health Limited.

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

On December 3, 2021, our shareholders approved our name change from “Xiaobai Maimai Inc.” to “Akso Health Group” to reflect our business transition.

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

B.Business Overview

Business transition into the social e-commerce industry

We were formally known as Hexindai Inc., and used to be engaged in the business of providing online facilitation related services via our consumer lending marketplace in China, facilitating loans to meet the increasing consumption demand of the emerging middle class in China from 2017 to 2019. Hexindai Inc. was a mobile e-commerce and consumer lending platform in China until it disposed of Hexin E-Commerce in December 2020 and changed its name to Xiaobai Maimai Inc. As part of its transition into the social e-commerce platform business, in May 2020, we launched a new form of social e-commerce mobile platform, Xiaobai Maimai App, offering high-quality and affordable branded products. Xiaobai Maimai leverages its cooperation with major domestic e-commerce platforms and services marketplaces as part of its integrated buyer resources to select and source the most desirable goods and services. Xiaobai Maimai rewards customers with a small commission for every purchase, share or recommendation of a product made to friends.

In August 2020, Xiaobai Maimai underwent an upgrade to offer an even wider variety of high-quality products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On Xiaobai Maimai App, customers can easily compare superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for customers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the application. As of June 30, 2022, Xiaobai Maimai had approximately 288,858 active customer accounts (an active customer account refers to a customer account that has made at least one purchase) since its launch.

Xiaobai Maimai will continue to grow through its cooperation with mainstream online platforms in China. Under such cooperation schemes, Xiaobai Maimai provides hyperlinks to these mainstream platforms, and sales promotions, such as coupons, discounts or rebates, are available to purchasers if these mainstream platforms are accessed through hyperlinks from Xiaobai Maimai.

Since 2020, Akso Health’s Hexin Digital has been a standing committee member of the Social E-commerce Branch of the China Association of Trade in Services (CATIS), the sole national non-profit organization for trade in services in China. According to reports issued by research institutions, China’s social e-commerce market continues to grow at an unprecedented rate. In 2021, the market scale of social E-commerce in China has reached RMB2.5 trillion, which represents a year-on-year increase of 10.9%. Research data also shows that in 2021, the number of social e-commerce users in China reached about 795 million, and will reach about 878 million in 2026, and the scale of social e-commerce will exceed RMB10 trillion.

Akso Health’s radiation oncology services business

On September 24, 2021, the Board of Directors approved our new business plan to enter the radiation oncology services market in the U.S. In addition, we have established We Health Limited, a wholly-owned subsidiary of the Company based in New York, to tap into the cancer therapy and radiation oncology business in the U.S. On September 26, 2021, we signed a product purchase agreement with a third-party supplier to purchase equipment for the new cancer therapy and radiation oncology business. The total price of the equipment was approximately US$12.7 million. Considering the effect of COVID-19 and global chip shortage, we expected to receive all the equipment by March 31, 2022. We prepaid 80% of the purchase price and planned to pay the balance after the equipment was received and installed. In February 2022, affected by the continuous influence of Covid-19 and the global chip shortage, we have terminated the purchase agreement and the prepayment for equipment purchase has been refunded.

On October 22, 2021, we announced the appointment of Dr. Yingxian Liu as the medical consultant for the Company. Dr. Liu will work closely with management to develop the Company's cancer therapy and radiation oncology business that We Health Limited will operate. Dr. Liu received his medical degree from Sun Yat-sen University of Medical Sciences in Guangzhou, China. He completed his pathology residency at North Shore University Hospital in Manhasset, New York. Dr. Liu completed his hematopathology fellowship at Albert Einstein College of Medicine at Montefiore Medical Center in the Bronx, New York, and his surgical pathology residency at Mount Sinai Hospital in Manhattan, New York. Dr. Liu is board certified in anatomical pathology and serves on the executive board of the Association of Chinese American Physicians.

On January 4, 2022, we incorporated Akso Online Meditech in the State of Wyoming and have begun the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech as of the date of this report. Akso Online Meditech has entered into a supply agreement to purchase “iHealth” brastnded COVID-19 Rapid Antigen test kits from its supplier in Hong Kong and sells these test kits to distributors in the United States.

Xiaobai Maimai’s Business Model

Xiaobai Maimai has been conducting a supplier to business to customer business model since May 2020 and launched its Xiaobai Maimai App in May 2020.

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

The following diagram illustrates the membership rating system of Xiaobai Maimai:

External Factors affecting Xiaobai Maimai’s Business

Xiaobai Maimai’s customers are mainly located in China. Since Xiaobai Maimai provides users with discounts, coupons and rebates sourced from third-party e-commerce platforms, its operating results are influenced by seasonal factors, including the timing of promotional events of e-commerce platforms. In general, major e-commerce platforms conduct various marketing campaigns to promote all category products each year, however we believe our most productive shopping seasons are as follows:

●	the 3.8 shopping festival held between March 3 to March 8;
●	the 6.18 shopping festival held between June 1 to June 18;
●	the 11.11 shopping festival held between November 1 to November 11; and
●	the 12.12 shopping festival held between December 1 to December 12.

Prior to and during these periods of strong customer demand, Xiaobai Maimai increases its marketing efforts by channeling value through the company websites and members’ social network outlets.

Akso Health’s radiation oncology services and Covid-19 research business model

Currently, the Company is engaged in the sale of COVID-19 Rapid Antigen test kits. In the future, the Company will develop its the cancer therapy and radiation oncology market in the U.S. We plan to open 2 vaccine research centers for AIDS and Covid-19 and 100 radiation oncology centers on the east coast of the U.S. catering to cancer patients at varying stages of treatment. This will include specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other related services for a wide variety of cancer therapy treatments. On October 22, 2021, we announced the appointment of Dr. Yingxian Liu as the medical consultant to the Company. Dr. Liu has extensive experience, and is highly respected in the pathology field. We believe Dr. Liu’s insights and guidance will support our mission in assembling the necessary team and infrastructure to build a best-in-class practice that’s scalable and delivers safe and high-quality cancer treatments for our patients.”

Competition

Social E-commerce Business

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

We anticipate that the e-commerce industry will continually evolve and will continue to experience rapid technological change, evolving industry standards, shifting customer requirements, and frequent innovation. We must continually innovate to remain competitive. We believe that the principal competitive factors in our industry are:

●	our ability to seamlessly connect e-commerce with social networks;
●	our stable business cooperative relationships with mainstream platforms;
●	our ability to attract and retain merchants;
●	our technical support for platform operation;
●	product quality and selection;
●	pricing;
●	the experience and expertise of our management team; and
●	customer service.

Radiation Oncology and Cancer Therapy Center Business

The oncology healthcare service market in the United States is fragmented and competition is intense. Our planned radiation oncology service and cancer therapy centers would compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy, diagnostic imaging and other oncology healthcare services either directly or in conjunction with third parties,

We would primarily compete with our competitors based on the range of services provided, the reputation of our cancer therapy and radiation oncology centers among doctors and patients in the U.S. and level of patient service and satisfaction.

In addition, we would compete with those who offer other types of available treatment methods that we do not offer, such as chemotherapy, surgery, different forms of radiotherapy that we do not offer, other alternative treatment methods commercialized in recent years and certain treatments that are currently in the experimental stage. These treatments may be more effective or less costly, or both, compared to the treatment methods that our cancer therapy and radiation oncology centers will provide.

iHealth COVID-19 Test Kit Business

The diagnostic testing industry, especially for COVID-19, is highly competitive, and given the significant interest and growth in COVID-19 related diagnostic tests, we expect ongoing intense competition from different sources, including from manufacturers and producers of diagnostic tests, vaccines and therapeutic treatments. In diagnostic testing, we anticipate facing competition from companies that have or are developing molecular tests (including centralized laboratory and POC tests) as well as antigen and antibody tests to detect SARS-CoV-2. In addition, we face competition from companies developing COVID-19, tests. We face potential competition from many sources, including academic institutions, public and private research institutions and governmental agencies.

In addition to competition from diagnostic testing companies, there are companies developing vaccines and therapeutic treatments for COVID-19. In December 2020 and February 2021, for example, the FDA issued Emergency Use Authorizations for three COVID-19 vaccines. If existing or future vaccines are widely distributed and compliantly administered or if therapeutic treatments are identified and become widely used, our COVID-19 testing opportunities and the market as a whole may shrink or disappear.

We believe the following factors affect our ability to compete successfully:

●	test accuracy;
●	timeliness in delivery of test results;
●	user experience;
●	cost control;
●	pricing;
●	manufacturing capability; and
●	access to market.

Intellectual Property

We use a combination of trade secrets, software copyrights, trademarks, know-how and other rights to protect our intellectual property and our brand. We have completed registration of 94 trademarks (with one under review), and 23 computer software copyrights. We have also registered four domain names, www.xiaobaimaimai.com, www.hxvc.com, www.hxvc.net, and www.xiaobaimaimai.cn.

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

PRC Regulations

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

On September 7, 2020, CBIRC issued the Circular on Strengthening the Supervision and Administration of Microlending Companies (“Microlending Circular”). The Microlending Circular provides that the microlending companies shall mainly operate the lending business and shall act in accordance with the requirements regarding the loan concentration, loan purposes, fund management, debt collection and disclosure. Local authorities shall enhance supervision and administration of the establishment of the microlending companies and suspend newly-incorporated microlending companies from engaging in the Internet microlending business and other inter-provincial business.

On November 2, 2020, CBIRC and PBOC published the Interim Administrative Measures for Online Microlending Business (Draft for Comment) (“Draft Interim Administrative Measures”), for public review and comments. Pursuant to the Draft Interim Administrative Measures, “online microlending business” refers to any microlending business engaged in by a microlending company through using big data, cloud computing, mobile internet and other technical means, utilizing internally generated data and information on customer operation, online consumption, online transaction, etc., accumulated via internet platforms as well as other data and information obtained through legitimate channels to analyze and appraise the credit risk of borrowing customers, determine the mode and quota of loans, and complete such processes as loan application, risk review, loan approval, loan granting and loan recovery online. Online microlending business engaged in by a microlending company shall mainly be carried out in the provincial-level administrative region to which its place of registration belongs. Without the approval of the banking regulator under the State Council, no microlending company may carry out online microlending business across provincial-level administrative regions. The registered capital of a microlending company which engages in online microlending business shall not be less than CNY1 billion and shall be one-off paid-up monetary capital. The registered capital of a microlending company which engages in online microlending business across provincial-level administrative regions shall not be less than CNY5 billion and shall be one-off paid-up monetary capital. In principle, the balance of single-account online microlending loans granted to a natural person shall not exceed CNY300,000 or one-third of its average annual income in the last three years, between which the lower one shall be the maximum loan amount; and in principle, the balance of single-account online microlending loans granted to a legal person or any other organization and its related parties shall not exceed CNY1 million. The Draft Interim Administrative Measures was released for public comment only, there remains substantial uncertainty regarding the Draft Interim Administrative Measures, including with respect to its final content, adoption timeline or effective date.

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

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, which became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 23, 2020 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%. The most updated Negative List, issued on 27 December 2021 and became effective on 1 January 2022, stipulates that any PRC domestic enterprise engaging in the fields prohibited by the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on 27 December 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction.

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

On October 10, 2018, the PBOC, the CBIRC and CSRC together promulgated the Measures for the Anti-money Laundering and Anti-terrorist Finance of Internet Finance, which further specified that, any Internet finance institutions incorporated upon approval or upon record-filing by applicable regulatory authority, shall report any forms of cash receipts and payments whose transaction value reaches or exceeds RMB 50,000 or foreign currency equivalent of US$10,000 on a per-transaction or cumulative basis on a given day, within five working days from the date when such transaction takes place.

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

The E-Commerce Law also sets forth certain requirements and/or obligations particularly applicable to the e-commerce platform operators, including, among other things:

●	Requirements relating to credit evaluation. The e-commerce platform operators are required to establish a credit evaluation system and publicize the credit evaluation rules, and provide consumers with ways to evaluate products sold or services provided within the platform.

●	Requirements relating to transaction rules. The e-commerce platform operators shall develop and continuously publish or make publicly available, prominently on its homepage, a link to its platform service agreement and transaction rules, specifying the rights and obligations of relevant parties with respect to joining and leaving the platform, quality assurance and protection of consumer rights and personal information, and to ensure convenience and complete access to reading and downloading such service agreement and transaction rules by merchants and consumers.
●	Liability of the e-commerce platform operators. The e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants within the platform infringe upon others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers’ legitimate rights, will be imposed a joint liability with the merchants; with respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will bear relevant responsibilities if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers.

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

On 10 June 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law of the PRC, which took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. If our data processing activities were found to be not in compliance with this law, we could be ordered to make corrections, and under certain serious circumstances, such as severe data divulgence, we could be subject to penalties, including the revocation of our business licenses or other permits. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law require (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. As there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, we cannot assure you that we will be compliant such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and other sanctions. As a result, we may be required to suspend our relevant businesses, shut down our website, take down our operating applications, or face other penalties, which may materially and adversely affect our business, financial condition, and results of operations.

In addition, Measures for Cybersecurity Review, which became effective on June 1, 2020, as amended on December 28, 2021, and became effective on February 15, 2022, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provide that (i) critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review; (ii) online platform operators who are engaged in data processing are also subject to the regulatory scope; (iii) the CSRC is included as one of the regulatory authorities for purposes of jointly establishing the state cybersecurity review working mechanism; (iv) the online platform operators holding more than one million users/users’ individual information and seeking a listing outside China shall file for cybersecurity review; (v) the risks of core data, material data or large amounts of personal information being stolen, leaked, destroyed, damaged, illegally used or illegally transmitted to overseas parties and the risks of critical information infrastructure, core data, material data or large amounts of personal information being influenced, controlled or used maliciously shall be collectively taken into consideration during the cybersecurity review process. Although we do not believe we are a critical information infrastructure operator, the PRC authorities could interpret such term broadly to capture a e-commerce operator like us. If we are deemed to be a critical information infrastructure operator under such rules, we could be subject to cybersecurity review by Cyberspace Administration of China and other relevant PRC regulatory authorities and be required to change our existing practices in data privacy and cybersecurity matters at substantial costs. During such cybersecurity review, we may be required to stop providing services to our customers, and such review could also result in negative publicity to us and diversion of our managerial and financial resources. Furthermore, if we were found to be in violation of applicable laws and regulations in China during such review, we could be subject to administrative penalties, such as warnings, fines, or service suspension. Therefore, cybersecurity review could materially and adversely affect our business, financial condition, and results of operations.

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

On 20 August 2021, the Standing Committee of the National People’s Congress promulgated the PIPL, which took effect on 1 November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides, among others, that (i) an individual’s consent shall be obtained to use sensitive personal information, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where it is necessary for personal information to be provided by a personal information processor to a recipient outside the territory of the PRC due to any business need or any other need, a security assessment organized by the national cyberspace authority shall be passed.

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

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Relating to Overseas Listing

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

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Regulations, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), the Draft Overseas Listing Measures, for public comments. These draft regulations stipulate that PRC domestic companies that seek to offer and list securities in overseas markets directly or indirectly shall complete the filing procedures with and report relevant information to the CSRC. Pursuant to these draft rules, if the issuer meets the following conditions, its securities offerings and listing will be deemed as an “indirect overseas offering and listing by a PRC domestic company” and is therefore subject to the filing requirement: (i) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (ii) the majority of senior management in charge of business operation are Chinese citizens or have domicile in PRC, and its principal place of business is located in PRC or main business activities are conducted in PRC. In addition, these draft rules prescribe that the domestic enterprises submit filing documents to CSRC within three business days after the submission of the application for overseas initial public offering, and after completing the filing procedures for an overseas initial public offering and listing, for the purposes of implementing and strengthening the CSRC’s supervision, the issuer will need to comply with continuous filing and reporting requirements after such offering and listing, among others, including the following: (i) reporting material events which arose prior to such offering and listing, (ii) filing for follow-on offerings after the initial offering and listing, (iii) filing for transactions in which the issuer issues securities to acquire assets, and (iv) reporting material events after the initial offering and listing. In a Q&A released on its official website, the respondent CSRC official indicated that the CSRC will start applying the filing requirements to new offerings and listings. New initial public offerings and refinancing by existing overseas listed Chinese companies will be required to go through the filing process. As for the other filings for the existing companies, the regulator will grant adequate transition period to complete their filing procedures.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Management of Confidentiality and Archives Related to the draft Overseas Issuance of Securities and Overseas Listing by Domestic Companies (Draft for Public Comments), or the Draft Archives Rules, for public comments. In the overseas listing activities of domestic companies, domestic companies, as well as securities companies and securities service institutions providing relevant securities services hereof, should establish a sound system of confidentiality and archival work, shall not disclose state secrets, or harm the state and public interests. Where a domestic company provides or publicly discloses to the relevant securities companies, securities service institutions, overseas regulatory authorities and other entities and individuals, or provides or publicly discloses through its overseas listing entity, any document or material involving any state secret or any work secret of organs and organizations, it shall report to the competent authority for approval in accordance with the law, and submit to the secrecy administration department for filing. Domestic companies shall not provide accounting records to an overseas accounting firm that has not performed the corresponding procedures. Securities companies and securities service organizations shall comply with the confidentiality and archive management requirements, and keep the documents and materials properly. Securities companies and securities service institutions that provide domestic enterprises with relevant securities services for overseas issuance and listing of securities shall keep such archives they compile within the territory of the PRC and shall not transfer such archives to overseas institutions or individuals, by any means such as carriage, shipment or information technology, without the approval of the relevant competent authorities. If the archives or duplicates of such archives are of important value to the state and society and needed to be taken abroad, approval shall be obtained in accordance with relevant provisions.

However, the Draft Overseas Listing Regulations, the Draft Overseas Listing Measures and the Draft Archives Rules were released for public comment only, there remains substantial uncertainty, including but not limited to its final content, adoption timeline, effective date or relevant implementation rules. As of the date of this annual report, we cannot predict the impact of these regulations on maintain the listing status of our ADSs and/or other securities, or any of our future offerings of securities overseas.

U.S. Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in the United States.

The levels of revenues and profitability of companies involved in the health services industry, such as the Company, may be affected by the continuing efforts of governmental and third-party payors to contain or reduce the costs of health care through various means. Although the Company does not believe that its business activities will be materially affected in the foreseeable future, it is not possible to predict the long term effect of recent and future changes in the regulatory environment, or the responses of federal, state or private payors for healthcare goods and services in response to healthcare proposals or legislation.

In March 2010, significant reforms to the healthcare system were adopted in the form of the Patient Protection and Affordable Care Act (the “PPACA”). The PPACA includes provisions that, among other things, reduce and/or limit Medicare reimbursement to certain providers, require all individuals to have health insurance (with limited exceptions) and impose new and/or increased taxes. The Company cannot predict the effects these changes may have on its business, and no assurance can be given that any such changes will not have a material adverse effect on the Company.

In addition, the provision of medical services in the United States is dependent on the availability of reimbursement to consumers from third party payors, such as government and private insurance companies. Although patients are ultimately responsible for services rendered, the Company expects that the majority of its revenues will be derived from reimbursements by third party payors. Medicare has authorized reimbursement for certain forms of cancer treatment. Over the last several years, such third-party payors are increasingly challenging the cost effectiveness of medical products and services and taking other cost containment measures.

In the future, the Company may establish additional radiation oncology and cancer therapy services. Completion of future centers would require approvals and arrangements with hospitals, health care organizations, or other third parties, including certain regulatory authorities. In addition, many states require hospitals to obtain a Certificate of Need (“CON”) before they can acquire a significant piece of medical equipment. Should the Company enter into future ventures such “need” will be demonstrable, but it can have no assurance that CONs will be granted.

Regulation of Medical Devices in the United States

Our COVID-19 self-test kits and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act and its implementing regulations, collectively referred to as the FDCA, as well as other federal and state regulatory bodies in the United States. The laws and regulations govern, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, clearance or approval, marketing, distribution, promotion, import and export and post-marketing surveillance.

The FDA regulates the development, design, pre-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution of medical devices in the United States to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending premarket applications, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, approval of a premarket approval, or PMA, or grant of a de novo request for classification. During public emergencies, FDA also may grant emergency use authorizations to allow commercial distribution of devices intended to address the public health emergency. Under the FDCA, medical devices are classified into one of three classes-Class I, Class II or Class III-depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to provide reasonable assurance of its safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device.

Class I devices include those with the lowest risk to the patient and are those for which safety and effectiveness can be reasonably assured by adherence to the FDA’s “general controls” for medical devices, which include compliance with the applicable portions of the FDA’s Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events and malfunctions through the submission of Medical Device Reports, or MDRs, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I or low risk devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are moderate risk devices subject to the FDA’s general controls, and any other “special controls” deemed necessary by the FDA to ensure the safety and effectiveness of the device, such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or post-market surveillance. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process, though certain Class II devices are exempt from this premarket review process. When required, the manufacturer must submit to the FDA a premarket notification, or 510(k), submission demonstrating that the device is “substantially equivalent” to a legally marketed predicate device, which in some cases may require submission of clinical data. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. If the FDA determines that the device, or its intended use, is not substantially equivalent to a legally marketed device, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill more rigorous premarketing requirements.

Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices and devices deemed not substantially equivalent to a predicate device following a 510(k) submission. The safety and effectiveness of Class III devices cannot be reasonably assured solely by general or special controls. Submission and FDA approval of a PMA application is required before marketing of a Class III device can proceed. As with 510(k) submissions, unless an exemption applies, PMA submissions are subject to user fees. The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is reasonably safe and effective for its intended use and must be supported by extensive data, typically including data from pre-clinical studies and clinical trials.

Emergency Use Authorization

In emergency situations, such as a pandemic, the FDA has the authority to allow unapproved medical products or unapproved uses of cleared or approved medical products to be used in an emergency to diagnose, treat or prevent serious or life-threatening diseases or conditions caused by chemical, biological, radiological or nuclear warfare threat agents when there are no adequate, approved, and available alternatives.

Under this authority, the FDA may issue an EUA for an unapproved device if the following four statutory criteria have been met: (1) a serious or life-threatening condition exists; (2) evidence of effectiveness of the device exists; (3) a risk-benefit analysis shows that the benefits of the product outweigh the risks; and (4) no other alternatives exist for diagnosing, preventing or treating the disease or condition. Evidence of effectiveness includes medical devices that “may be effective” to prevent, diagnose, or treat the disease or condition identified in a declaration of emergency issued by the Secretary of HHS. The “may be effective” standard for EUAs requires a lower level of evidence than the “effectiveness” standard that FDA uses for product clearances or approvals in non-emergency situations. The FDA assesses the potential effectiveness of a possible EUA product on a case-by-case basis using a risk-benefit analysis. In determining whether the known and potential benefits of the product outweigh the known and potential risks, the FDA examines the totality of the scientific evidence to make an overall risk-benefit determination. Such evidence, which could arise from a variety of sources, may include (but is not limited to) results of domestic and foreign clinical trials, in vivo efficacy data from animal models, in vitro data, as well as the quality and quantity of the available evidence.

Once granted, an EUA will remain in effect and generally terminate on the earlier of (1) the determination by the Secretary of HHS that the public health emergency has ceased or (2) a change in the approval status of the product such that the authorized use(s) of the product are no longer unapproved. After the EUA is no longer valid, the product is no longer considered to be legally marketed and one of the FDA’s non-emergency premarket pathways would be necessary to resume or continue distribution of the subject product.

The FDA also may revise or revoke an EUA if the circumstances justifying its issuance no longer exist, the criteria for its issuance are no longer met, or other circumstances make a revision or revocation appropriate to protect the public health or safety.

On January 31, 2020, the Secretary of HHS issued a declaration of a public health emergency related to COVID-19. On February 4, 2020, HHS determined that COVID-19 represents a public health emergency that has a significant potential to affect national security or the health and security of U.S. citizens living abroad and, subsequently, declared on March 24, 2020, that circumstances exist to justify the authorization of emergency use of medical devices, including alternative products used as medical devices, during the COVID-19 pandemic, subject to the terms of any authorization as issued by the FDA. On February 29, 2020, the FDA issued an immediately in effect guidance with policy specific to development of in vitro diagnostic tests during the COVID-19 public health emergency, as periodically updated thereafter.

510(k) Clearance Marketing Pathway

Our current products are class II and, but for the immediate ability to seek an EUA, would be subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance for a medical device, an applicant must submit to the FDA a 510(k) submission demonstrating that the proposed device is “substantially equivalent” to a legally marketed device, known as a “predicate device.” A legally marketed predicate device may include a device that was legally marketed prior to May 28, 1976 (a pre-amendment device), a device that has been reclassified from Class III to Class II or Class I, or a device that was found substantially equivalent through the 510(k) process. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (1) the same technological characteristics, or (2i) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety and effectiveness and is at least as safe and effective as the predicate device. A showing of substantial equivalence sometimes, but not always, requires clinical data. Once the 510(k) submission is accepted for review, by regulation, the FDA has 90 calendar days to review and issue a determination. As a practical matter, clearance may take and often takes longer. Upon review, the FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees and for medical device establishments.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information within 180 days before the FDA will proceed with additional review of the submission.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, for example, due to a finding of a lack of a predicate device, that the device has a new intended use or different technological characteristics that raise different questions of safety or effectiveness when the device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. If the FDA determines that the information provided in a 510(k) submission is insufficient to demonstrate substantial equivalence to the predicate device, the FDA generally identifies the specific information that needs to be provided so that the FDA may complete its evaluation of substantial equivalence, and such information may be provided within the time allotted by the FDA or in a new 510(k) submission should the original 510(k) submission have been withdrawn.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The determination as to whether or not a modification could significantly affect the device’s safety or effectiveness is initially left to the manufacturer using available FDA guidance. Many minor modifications today are accomplished by a “letter to file” in which the manufacturer documents the rationale for the change and why a new 510(k) submission is not required. However, the FDA may review such letters to file to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) marketing clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

PMA Approval Pathway

Class III devices require PMA approval before they can be marketed although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is generally more demanding than the 510(k) premarket notification process. In a PMA, the manufacturer must demonstrate that the device is reasonably safe and effective, and the PMA must be supported by extensive data, including data from pre-clinical studies and clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA’s review may take and often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical trial that supported PMA approval or requirements to conduct additional clinical trials post-approval. The FDA may also condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, that affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our test kits are currently approved under a PMA, nor are we currently seeking approval under a PMA for our COVID-19 test kit. However, we may in the future develop devices which will require the approval of a PMA.

De novo Classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. To market low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, a manufacturer may request a de novo down-classification. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent or a manufacturer may request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. The FDA is required to classify the device within 120 calendar days following receipt of the de novo application, although in practice, the FDA’s review may take significantly longer. During the pendency of the FDA’s review, the FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the de novo requestor does not provide the requested information within 180 calendar days, the FDA will consider the de novo request to be withdrawn. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the de novo request for classification if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event the FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the de novo request for classification. When the FDA grants a de novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification.

Post-market Regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

●	establishment registration and device listing with the FDA;
●	QSR requirements, which require manufacturers and contract manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;
●	labeling regulations and FDA prohibitions against the promotion of investigational products, or “off-label” uses of cleared or approved products;
●	requirements related to promotional activities;
●	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;
●	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or

●	a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;
●	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections, product removals or recalls if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;
●	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
●	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. In general, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved or uncleared use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

●	untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
●	unanticipated expenditures to address or defend such actions;
●	customer notifications for repair, replacement, refunds;
●	recall, withdrawal, administrative detention or seizure of our test kits;
●	operating restrictions or partial suspension or total shutdown of production;
●	refusal of or delay in granting our requests for 510(k) clearance or PMA approval of new test kits or modified test kits;
●	operating restrictions, partial suspension or total shutdown of production;
●	withdrawing 510(k) clearance or PMA approvals that are already granted;
●	refusal to grant export approval for our test kits; or
●	criminal prosecution.

Health Insurance Portability and Accountability Act and Other Privacy Laws

The federal Health Insurance Portability and Accountability Act of 1996, as amended by the Healthcare Information Technology for Economic and Clinical Health Act of 2009, or collectively HIPAA, among other things, established federal protection for the privacy and security of protected health information, or PHI. Under HIPAA, the HHS has issued regulations to protect the privacy and security of PHI used or disclosed by “covered entities,” including certain healthcare providers, health plans and healthcare clearinghouses, and their respective “business associates” and their covered subcontractors that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HIPAA also regulates standardization of data content, codes and formats used in healthcare transactions and standardization of identifiers for health plans and certain healthcare providers. The HIPAA privacy regulations protect PHI by limiting its use and disclosure, giving patients the right to access certain information about them, and limiting most disclosures of PHI to the minimum amount necessary to accomplish an intended purpose. The HIPAA security standards require the adoption of administrative, physical and technical safeguards and the adoption of written security policies and procedures. In addition, HIPAA requires covered entities to execute business associate agreements with their business associates and subcontractors, who provide services for or on behalf of covered entities. Business associates have a corresponding obligation to maintain appropriate business associate agreements with downstream subcontractors under HIPAA.

In addition, various states, such as California and Massachusetts, have implemented similar data privacy and security laws and regulations, such as the California Confidentiality of Medical Information Act, that impose restrictive requirements regulating the use and disclosure of health information and other personally identifiable information. In addition to fines and penalties imposed upon violators, some of these state laws also afford private rights of action to individuals who believe their personal information has been misused. California’s patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. Additionally, we are subject to other data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy and security. Such obligations may include the Federal Trade Commission Act, the California Consumer Privacy Act of 2018, or the CCPA, the Canadian Personal Data Protection and Electronic Documents Act, and the Payment Card Industry Data Security Standard, or PCI DSS. In addition, states within the United States have enacted or proposed data privacy laws. For example, Virginia passed the Consumer Data Protection Act and Colorado passed the Colorado Privacy Act. For example, the CCPA, which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide new disclosures to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. In addition, it is anticipated that the California Privacy Rights Act of 2020, or the CPRA, effective January 1, 2023, will expand the CCPA. The interplay of federal and state laws may be subject to varying interpretations by courts and government agencies, creating complex compliance issues and potentially exposing us to additional expense, adverse publicity and liability. The compliance requirements of these laws, including additional breach reporting requirements, and the penalties for violation vary widely, and new data privacy and security laws in this area are evolving. Requirements of these laws and penalties for violations vary widely.

If we or our operations are found to be in violation of HIPAA, or its implementing regulations, and similar state laws, we may be subject to significant penalties, including civil, criminal and administrative penalties, fines, imprisonment and exclusion from participation in federal or state healthcare programs, and the curtailment or restructuring of our operations. HIPAA has four tiers of civil monetary penalties, as well as criminal penalties, both of which may be applied to business associates as well as covered entities, and state attorneys have authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions. Federal, state, local, and foreign data privacy and security obligations also may include penalties for noncompliance, as well as a private right of action.

C.Organizational Structure

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

Contractual Arrangements with Wusu Company, Hexin Digital and Hexin Jiuding

Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications services, and Internet content provision services in particular, we currently conduct these activities through Wusu Company, Hexin Digital and Hexin Jiuding, which we effectively control through a series of contractual arrangements. These contractual arrangements allow us to:

●	exercise effective control over Wusu Company, Hexin Digital and Hexin Jiuding;
●	receive substantially all of the economic benefits of Wusu Company, Hexin Digital and Hexin Jiuding; and
●	have an exclusive option to purchase all or part of the equity interests in Wusu Company, Hexin Digital and Hexin Jiuding when and to the extent permitted by PRC law.

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

Compliance with PRC Law

In the opinion of Hebei Changjun Law Firm, our PRC counsel:

●	the ownership structures of (i) Hexin Yongheng and Wusu Company, (ii) Hexin Yongheng and Hexin Digital, and (iii) Hexin Yongheng and Hexin Jiuding currently will not result in any violation of PRC laws or regulations currently in effect; and
●	the contractual arrangements among Hexin Yongheng, Wusu Company and Hexin E-Commerce, among Hexin Yongheng, Hexin Digital, Hexin Jinke, and among Hexin Yongheng, Hexin Jiuding and Hexin Fengze, governed by PRC law, currently are valid, binding and enforceable, and do not and will not result in any violation of PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services businesses, such as Internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Since this document is relatively new, uncertainties still exist in relation to how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on companies like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government decides that our contractual arrangements under the variable interest entity structure do not comply with PRC regulations, or if the regulatory environment changes, we may have to change our business model and/or be subject to penalties”, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”, “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to us” and “Item 3. Key Information—D. Risk Factors—Risks Related to PRC Laws Regulating Our Business and Industry—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.Property, Plant and Equipment

Our headquarters are located in Beijing. We have leased an aggregate of approximately 1,945 square meters of office space for our headquarters in Beijing and 125 square meters of office space for our subsidiaries and branches in other cities in China as of March 31, 2022. We lease our premises from unrelated third parties under operating lease agreements. Our servers are primarily hosted at Internet data centers owned by major domestic Internet data center providers. The hosting services agreements typically have one-year terms. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

A.Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our loan facilitation services, post-origination services, and other related services. On December 30, 2020, we completed the disposal of P2P Business, which historically operated our loan facilitation services, post-origination services, and other related services. As a result, the operating results of our P2P Business have been retrospectively reclassified under discontinued operations for the fiscal years ended March 31, 2020 and 2021.

Since August 2017, the Company started its microlending business and lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans. Interest income was recognized based on the contractual interest rates of the loan. As of March 31, 2022, the outstanding balance of loan receivable, net of allowance was nil.

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

On January 4, 2022, we incorporated Akso Online Meditech in the State of Wyoming and have begun the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech as of the date of this report. Akso Online Meditech has entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier and sells these test kits to distributers in the United States.

Our net revenues were USD 6.9 million, USD 1.8 million and USD 6.3 million for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. We had net losses of USD 71.2 million, USD 34.8 million and USD 16.8 million for the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of loan facilitation services, post-origination services, recommendation services and other related services for the fiscal years ended March 31, 2020 and 2021 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of income tax, were losses of USD 23.8 million and USD 6.4 million for the fiscal years ended March 31, 2020 and 2021, respectively.

Key Components of Results of Operations

Revenues

Revenues are comprised of commission from online marketplace, interest income and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	2020		2021		2022
		%of		%of		%of
	(US$)	revenues	(US$)	revenues	(US$)	revenues
Revenues
Commission from online marketplace	—	—	82,054	4.6%	96,332	1.5%
Recommendation services and other	3,754,738	54.0%	—	—	—	—
Sale of medical devices	—	—	—	—	6,000,000	95.1%
Interest income	3,043,096	43.7%	1,690,448	95.4%	215,393	3.4%
Others	161,538	2.3%	—	—	—	—
Total revenues	6,959,372	100.0%	1,772,502	100.0%	6,311,725	100%
Business and sales related taxes	44,898	0.6%	17,567	1.0%	633	0.1%
Net Revenues	6,914,474	—	1,754,935	—	6,311,092	—

Commissions from online marketplace, net

Since May 2020, we launched our marketplace business, allowing third-party merchants to sell their products on the platform or cooperating with other mainstream e-commerce platform, and charge commissions from them. The revenues from the marketplace business are recognized on a net basis at the point of receipt of products, net of return allowance and incentives to consumers or channels.

Recommendation services and other

We started to provide recommendation services by referring certain borrowers to financial partners since July 2019. Such services primarily include referral through our marketplace that directs users to financial partners. We receive referral fees from the financial partners and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. The Company has ceased to provide such recommendation services since November 2019.

Sale of medical devices

Started in February 2022, throught its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

Interest income

The Company started to lend funds to microlending borrowers up to their approved credit amount in August 2017 and recognized interest income. since May 2019, the Company has ceased to issue new loans through its microlending business

Cost of goods sold

Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kit related to the sale of medical devices..

Operating expenses

Our operating expenses primarily consist of service and development expenses, sales and marketing expenses, general and administrative expenses, provision for loans receivable, impairment charge on long term investments, finance cost and share-based compensation. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2020	2021	2022
	US$	US$	US$
Operating expenses
Service and development expenses	1,032,562	544,572	421,186
Sales and marketing expenses	1,462,798	1,087,009	240,927
General and administrative expenses	20,488,796	27,217,613	14,996,104
Impairment charge on long term investments	29,189,836	1,600,000	—
Finance cost	2,498,706	2,154,621	804,138
Share-based compensation	347,466	55,468	391,625
Total operating expenses	16,853,980	32,659,283	22,248,846

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

Finance cost

Finance cost consists primarily of interest expenses for senior notes and short-term debt.

Share-based compensation

Share-based compensation are expenses related to awards granted under the Amended and Restated 2016 Equity Incentive Plan which began vesting on November 3, 2017.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. Since the Company was incorporated on February 2, 2021, the evaluation was performed for the upcoming 2021 tax year which will be the only period subject to examination.

	For the Fiscal Years Ended March 31,
	2020	2021	2022
	US$	US$	US$
NET REVENUES	6,914,474	1,754,935	6,311,092
Cost of goods sold	—	—	5,394,866
Gross Profit	6,914,474	1,754,935	916,226
OPERATING EXPENSES
Service and development	1,032,562	544,572	421,186
Sales and marketing	1,462,798	1,087,009	240,927
General and administrative	20,488,796	27,217,613	14,996,104
Finance cost	2,498,706	2,154,621	804,138
Impairment charge on long-term investments	29,189,836	1,600,000	—
Share-based compensation	347,466	55,468	391,625
Total operating costs and expenses	55,020,164	32,659,283	16,853,980
LOSS FROM CONTINUING OPERATIONS	(48,105,690)	(30,904,348)	(15,937,754)
Total other income (loss), net	1,232,160	(164,919)	(780,546)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(46,873,530)	(31,069,267)	(16,718,300)
Provision for income tax	489,955	482,976	131,433
NET LOSS FROM CONTINUING OPERATIONS	(47,363,485)	(31,552,243)	(16,849,733)
Net loss from discontinued operations, net of income taxes	(23,834,894)	(6,439,549)	—
Gain from disposal of discontinued operations, net of income taxes	—	3,164,802	—
NET LOSS	(71,198,379)	(34,826,990)	(16,849,733)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

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

The following table sets forth our revenues breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2020	2021	2022
	(US$)	(US$)	(US$)
Revenues(1)
Commission from online marketplace	—	82,054	96,332
Recommendation services and other	3,916,276	—	—
Sale of medical devices	—	—	6,000,000
Interest income	3,043,096	1,690,448	215,393
Total revenues	6,959,372	1,772,502	311,725
Business and sales related taxes	44,898	17,567	633
Net Revenues	6,914,474	1,754,935	6,311,092
(1)	Represents amounts net of VAT.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

Net revenues   Net revenues generated for the fiscal year ended March 31, 2022 was US$6.3 million, representing an increase of 259.6% from US$1.8 million for the fiscal year ended March 31, 2021.

●	Commission from online marketplace Commissions from online marketplace was US$0.1 million, compared to US$ 0.1 million in fiscal year 2021.
●	Sale of medical devices Revenue from medical devices was US$6.0 million, which was generated from our new business started since January 2022.
●	Interest income Interest income was US$0.2 million in the fiscal year ended March 31, 2022, compared to US$1.7 million for the fiscal year ended March 31, 2021, the decrease of interest income was mainly due to the decrease of outstanding balance of loans issued by microlending business. The Company has ceased to issued new loans since May 2019 and has exiting the microlending business since October 2019.

Interest income and recommendation service revenue was presented as revenue from continuing operation as the Company currently had no intention to sell or plan to find a buyer for the disposal of such business and might continue to carry out them in the foreseeable future when the economic condition improved and the pandemic controlled

Cost of goods sold     Cost of goods sold for the fiscal year ended March 31, 2022 were US$5.4 million, which was generated from our new business since January 2022.

Operating expenses     Total operating costs and expenses for the fiscal year ended March 31, 2022 were US$16.9 million, a decrease of 48.4% from US$32.7 million for the fiscal year ended March 31, 2021. The decrease was primarily due to a decrease in general and administrative expenses, impairment charge on long term investments and finance costs.

●	Service and development expenses Service and development expenses for the fiscal year ended March 31, 2022 were US$0.4 million, a decrease of 22.7% from US$0.5 million for the fiscal year ended March 31, 2021. The decrease was primarily attributable to the decrease in employee expenses.

●	Sales and marketing expenses Sales and marketing expenses for the fiscal year ended March 31, 2021 were US$0.2 million, a decrease of 77.8% from US$1.1 million for the fiscal year ended March 31, 2021. The decrease was primarily due to a decrease in employee expenses and advertising expenses.
●	General and administrative expenses General and administrative expenses for the fiscal year ended March 31, 2022 were US$15.0 million, a decrease of 44.9% from US$27.2 million for the fiscal year ended March 31, 2021. The decrease was primarily attributable to the decrease of allowance for uncollectable loans and other receivable from US$22.2 million in fiscal year 2021 to US$10.1 million in fiscal year 2022 based on recent collection history and in light of the continuing impact from COVID-19.
●	Finance cost Finance cost for the fiscal year ended March 31, 2022 was US$0.8 million, a decrease of 62.7% from US$2.2 million for the fiscal year ended March 31, 2021 due to the repayment of remaining US$10.0 million principal of the note payable in October 2021.
●	Impairment charge on long-term investments Impairment on for the fiscal year ended March 31, 2022 was nil, compared to US$1.6 million in the fiscal year ended March 31, 2021, as the Company has recognized fully impairment of its equity investment in Musketeer Group Inc.in last fiscal year.
●	Share-based compensation Share-based compensation for the fiscal year ended March 31, 2022 was US$0.4 million, increase from US$0.1 million for the fiscal year ended March 31, 2021. The increase was attributable to increase in the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan.

Total other expense   Our other expense was US$0.8 million for the fiscal year ended March 31, 2022, an increase of 373.3% from US$0.2 million in the fiscal year ended March31, 2021, the increase was primarily attributable to exchange loss.

Provision for income tax   Our income tax expense was US$0.1 million for the fiscal year ended March 31, 2022, as compared to US$0.5 million for the fiscal year ended March 31, 2021. Net loss from continuing operations   Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2022, was US$16.8 million, compared to US$31.6 million in the same prior period of fiscal year 2021. Net loss from continuing operations was mainly resulted from provision for loan receivables and other receivable.

Net loss from discontinued operations, net of income taxes   Net loss from discontinued operations, net of income taxes, for fiscal year ended March 31, 2022, was nil, compared to a loss of US$6.4 million in the prior period.

Gain from disposal of discontinued operations, net of income taxes   We recognized a gain from the disposal of discontinued operations, net of income taxes, of US$3.2 million in connection with the sale of P2P Business for the fiscal year ended March 31, 2021.

Net loss   As a result of the above factors, we had net loss of US$16.8 million for the fiscal year ended March 31, 2022, compared to net loss of US$34.8 million for the fiscal year ended March 31, 2021.

Fiscal Year Ended March 31, 2021 Compared to Fiscal Year Ended March 31, 2020

Net revenues   Net revenues generated for the fiscal year ended March 31, 2021 was US$1.8 million, representing a decrease of 74.6% from US$6.9 million for the fiscal year ended March 31, 2020.

●	Commissions from online marketplace, net Commissions from online marketplace was US$0.1 million, The Company launched its social e-commerce platform in May 2020.
●	Recommendation and other service, net Recommendation and other service revenue was nil for the fiscal year ended on March 31, 2021, compared to US$3.9 million for the fiscal year ended March 31,2020. The recommendation revenue was generated by referring certain borrowers to Funding Partners in from July to September 2019.

●	Interest income Interest income was US$1.7 million in the fiscal year ended March 31, 2021, compared to US$3.0 million for the fiscal year ended March 31, 2020, the decrease of interest income was mainly due to the decrease of outstanding balance of loans issued by microlending business. The Company has ceased to issued new loans since May 2019 and has exiting the microlending business since October 2019.

Interest income and recommendation service revenue was presented as revenue from continuing operation as the Company currently had no intention to sell or plan to find a buyer for the disposal of such business and might continue to carry out them in the foreseeable future when the economic condition improved and the pandemic controlled

Operating costs and expenses   Total operating expenses for the fiscal year ended March 31, 2021 were US$32.7 million, a decrease of 40.6% from US$55.0 million for the fiscal year ended March 31, 2020. The decrease was primarily due to a decrease in impairment charge on long term investments.

●	Service and development expenses Service and development expenses for the fiscal year ended March 31, 2021 were US$0.5 million, a decrease of 47.3% from US$1.0 million for the fiscal year ended March 31, 2020. The decrease was primarily attributable to the decrease in employee expenses.
●	Sales and marketing expenses Sales and marketing expenses for the fiscal year ended March 31, 2021 were US$1.1 million, a decrease of 25.7% from US$1.5 million for the fiscal year ended March 31, 2020. The decrease was primarily due to a decrease in employee expenses and advertising expenses.
●	General and administrative expenses General and administrative expenses for the fiscal year ended March 31, 2021 were US$27.2 million, an increase of 32.8% from US$20.5 million for the fiscal year ended March 31, 2020. The increase was primarily attributable to the Company has increased its allowance for uncollectable loans for its micro-lending business from US$13.2 million in fiscal year 2020 to US$22.2 million in fiscal year 2021 based on recent collection history and in light of the continuing impact from COVID-19.
●	Finance cost Finance cost for the fiscal year ended March 31, 2021 was US$2.2 million, a decrease of 11.4% from US$2.5 million for the fiscal year ended March 31, 2020 due to the repayment of US$10.0 million principal in December 2020.
●	Impairment charge on long-term investments The Company recognized fully impairment of its equity investment in Musketeer Group Inc. as of March 31, 2021.
●	Share-based compensation Share-based compensation for the fiscal year ended March 31, 2021 was US$0.1 million, a decrease of 84.0% from US$0.3 million for the fiscal year ended March 31, 2020. The decrease was attributable to decrease in the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan.

Total other (expense)income   Our other expense was US$0.2 million for the fiscal year ended March 31, 2021, as compared to other income of US$1.2 million for the fiscal year ended March 31, 2020, due to the effect of changes in exchange rate, which resulted in exchange gains in fiscal year 2020 while exchange losses in fiscal year 2021.

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

Changes in Financial Position

As of March 31, 2022, our cash and cash equivalents were US$21.9million, representing an increase of US$6.8 million from US$15.1 million as of March 31, 2021, mainly due to an increase in cash used in operating activities. For the fiscal year ended March 31, 2022, our net cash generated from investing activities was US$36,140, compared to net cash used in investing activities of US$0.1 million for the fiscal year ended March 31, 2021, primarily attributable to the collection of principal from microlending business.

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

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The adoption of the new standard did not have a material effect on the Company’s consolidated.

B.Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, capital raised from our initial public offering, the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC, borrowings from our shareholder, and proceeds from private placement and short term loan from SOS Information Technology New York, Inc. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2020, 2021 and 2022, we had US$6.7 million, US$15.1 million and US$21.9, respectively, in cash on hand and cash deposited with banks. As of March 31, 2020, 2021 and 2022, our working capital (excluding the amount due from related parties) amounted to US$36.7 million US$15.7 million and US$12.3 million, respectively. We believe that our current cash, cash flows provided by operating activities and net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

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

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of US$0.3 million, US$0.02million and 0.01 million for the fiscal years ended March 31, 2020, 2021 and 2022, respectively, primarily due to purchases of office equipment as a result of our business growth.

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

C.Research and Development

As of March 31, 2022, we have a dedicated product development team consisting of 4 full-time employees. This team is responsible for developing and implementing new products to introduce to our marketplace.

D.Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates.

Our discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this annual report. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Yilin (Linda) Wang	36	Director, Chairwoman and Chief Executive Officer
Rui (Kerrie) Zhang	39	Chief Financial Officer
Wenjuan (Vivian) Liu	36	Director
Non-Executive Directors:
Stephen P. Brown	63	Independent director
Zhe Liu	38	Independent director
Gerald (Jerry) T. Neal	71	Independent director

Executive Officers

Ms. Yilin (Linda) Wang, aged 36, has served as our chief executive officer since October 2021. From September 2021 to October 2021, Ms Wang served as the Co-CEO of the Company. Ms Wang has extensive years of experience in corporate management. She is an information technology expert and has rich professional experience in medical health, health management and medical technology-related businesses. Ms. Wang has served as the Director and CEO of SOS Information Technology Co., Ltd., a wholly-owned subsidiary of SOS Limited (NYSE: SOS) since March 2016, and has been the founder and CEO of Shijiazhuang Weigou Information Technology Co., Ltd., since November 2010. Ms. Wang obtained her bachelor’s degree in management from the Hebei University of Science & Technology, China, and a master’s degree in science and engineering management from the Hebei Dizhi University, China.

Ms. Rui (Kerrie) Zhang, aged 39, has served as our chief financial officer since August 2019. Ms. Zhang joined the Company in 2017 where she served as our financial reporting director. From May 2016 to April 2017, Ms. Zhang served as the strategy development director and board secretary for Shanghai AkPurna Investment Management Co., Ltd., Akcome’s fintech platform, where she was responsible for formulating and developing the company’s long-term strategy, operational planning, and providing ongoing support to the Board of Directors. From April 2011 to May 2016, Ms. Zhang served in various departmental roles including board secretary, project investment manager, investor relations manager, and group finance manager at ReneSola Ltd. (NYSE: SOL) where she helped create and improve their corporate governance framework. Ms. Zhang received a bachelor’s degree in business administration from Northwest University for Nationalities and a master’s degree in professional accounting from the University of Sydney.

Ms. Wenjuan (Vivian) Liu, aged 36, was appointed as our director on July 14, 2021. Ms. Liu has served as the Chief Executive Officer of Hebei Chuangjie Technology Co., Ltd. since August 2018. From May 2015 to July 2018, Ms. Liu served as the Key Client Manager of Hebei Branch of Guosen Co., Ltd. Ms. Liu has extensive experience in financial investments, capital market operations and enterprise management. Ms. Liu obtained her bachelor’s degree in marketing from the Department of Economics and Management at Nankai University of China.

Non-executive Directors

Mr. Stephen P. Brown, aged 63 Mr. Stephen P. Brown has served as our independent director since April 11, 2022. Mr. Brown, has served as the chief financial officer of SolarMax Technology, Inc. since May 2017. From 2013 until April 2017, he was chief financial officer of STAAR Surgical Company. Mr. Brown was vice president, global finance of Bausch & Lomb from 2008 until 2013 and chief financial officer of Hoya Surgical Optics from 2007 to 2008. He served in various capacities over a 13-year period with Johnson & Johnson including chief financial officer of the Advanced Sterilization Products division. Mr. Brown holds a Master of Business Administration degree from University of California, Los Angeles Anderson School of Management, and earned a Bachelor’s degree from California State University, Fullerton.

Mr. Zhe Liu, aged 38, has served as our independent director since October 12, 2022. In 2012, Mr. Liu founded Shijiazhuang Zizhe Import and Export Trading Co., Ltd and served as CEO since January 2012. From June 2011 to January 2012, he served as deputy manager at Shijiazhuang Branch of Beijing Aohongxuan Wine Co., Ltd. From August 2009 to June 2011, he served as sales director at Henan Region of Shijiazhuang Shengdian Pharmaceutical Co., Ltd. Mr. Liu earned his bachelor’s degree in marking and business English from University of Portsmouth in 2007.

Mr. Gerald (Jerry) T. Neal, aged 71, Mr. Gerald (Jerry) T. Neal has served as our independent director since June 7, 2022. Mr. Neal, has served as president of EightyEight Commodities Co since May 2011. From August 2005 to April 2011, he was vice president of Guangyi Group Inc. From August 1973 to August 2005, Mr. Neal served in various positions including personnel manager, safety & environmental manager, operations manager and worldwide sales manager at E.I. Dupont de Nemours Inc. Mr. Neal earned a Bachelor’s degree from University of Georgia in 1973.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

B.Compensation

For the fiscal year ended March 31, 2022, we paid an aggregate of approximately US$ 643,655 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “Item 7. Major Shareholders and Related Party Transactions—B. Compensation—Share Incentive Plan.”

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

Granted Options and Restricted Share Units     As of March 31, 2022, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units were 591,398 and nil, respectively. For the fiscal year ended March 31, 2022, nil of the options granted had been vested, and 727,476 of the restricted share units granted had been vested. As of March 31, 2021, none of the options granted had been exercised, and 727,476 of the restricted share units granted had vested.

The following table summarizes, as of March 31, 2022, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
Ordinary Shares
	Underlying	Exercise Price		Date of	Date of
Name	Options	(US$/Share)		Grant	Expiration
Yilin (Linda) Wang	—	—		—	—
Wenjuan (Vivian) Liu	—	—		—	—
Rui (Kerrie) Zhang
Xiaobo An (Vice President, former CEO and Chairman)
Stephen Markscheid (former independent director)
Dagang Guo (former independent director)	—	—		—	—
David Wei Tang (former independent director)	—	—		—	—
Other Individuals as a Group	591,398	0.88	(1)	April 1, 2016	March 31, 2026
	*	8.60	(1)	July 31, 2018	July 30, 2028

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

The following table summarizes, as of March 31, 2022 the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
Ordinary Shares
Underlying
	Restricted Share	Date of	Date of
Name	Units	Grant	Expiration
Yilin (Linda) Wang	—	—	—
Wenjuan (Vivian) Liu	—	—	—
Rui (Kerrie) Zhang	*	June 30, 2021	June 30, 2031
Stephen Markscheid (former independent director)	*	July 31, 2018	July 30, 2028
Dagang Guo (former independent director)	*	July 31, 2018	July 30, 2028
David Wei Tang (former independent director)	*	July 31, 2018	July 30, 2028
Other Individuals as a Group	*	July 31, 2018	July 30, 2028

*             Upon vesting of all restricted share units, would beneficially own less than 1% of our total outstanding ordinary shares.

C.Board Practices

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

Audit Committee.     Our audit committee consists of three members and is chaired by Mr. Stephen P. Brown. Each of Mr. Stephen P. Brown, Mr. Zhe Liu and Mr. Gerald (Jerry) T. Neal satisfies the “independence” requirements of the listing rules of NASDAQ and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Stephen P. Brown qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-screening all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	reporting regularly to the board of directors.

Compensation Committee.     Our compensation committee consists of three members and is chaired by Mr. Gerald (Jerry) T. Neal. Each of Mr. Gerald (Jerry) T. Neal, Mr. Stephen P. Brown and Mr. Zhe Liu satisfies the “independence” requirements of the listing rules of NASDAQ. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing the total compensation package for our executive officers and making recommendations to the board of directors with respect to it;
●	approving and overseeing the total compensation package for our executives other than the three most senior executives;
●	reviewing the compensation of our directors and making recommendations to the board of directors with respect to it; and
●	periodically reviewing and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, and employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee.     Our nominating and corporate governance committee consists of three members and is chaired by Mr. Zhe Liu. Each of Mr. Zhe Liu, Mr. Stephen P. Brown and Mr. Gerald (Jerry) T. Neal satisfies the “independence” requirements of the listing rules of NASDAQ. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;
●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;
●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D.Employees

We had 182, 113 and 42 full-time employees as of March 31, 2020, 2021 and 2022, respectively. The decrease in the number of employees was primarily due to the winding down of our P2P business. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good. The following table sets forth the number of our full-time employees categorized by function as of March 31, 2022:

Number of
Function	Employees
Technology	6
Risk Management	2
Operations	6
Product Development	6
Sales and Marketing	1
General and Administrative	21
Total	42

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

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our executive officers. See “Item 7. Major Shareholders and Related Party Transactions—B. Compensation—Employment Agreements and Confidentiality Agreements.”

E.Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder” and “—B. Compensation—Share Incentive Plan.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

The following table presents information regarding the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each person or entity that we know beneficially owns or will beneficially own more than 5% of our outstanding ordinary shares;
●	each director or executive officer who beneficially owns or will beneficially own more than 1% of our outstanding ordinary shares; and
●	all of our directors and executive officers as a group.

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

The percentage of beneficial ownership of our ordinary shares is based on 71,478,550 ordinary shares outstanding immediately as of the date of this annual report, including 1,714,617 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan.

Ordinary Shares
Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Yilin (Linda) Wang (3)	—	—
Stephen P. Brown (4)	—	—
Zhe Liu (5)	*	*
Gerald (Jerry) T. Neal (6)	—	—
Rui (Kerrie) Zhang	*	*
Wenjuan (Vivian) Liu	—	—
All directors and executive officers as a group	*	*
Principal Shareholders:
Webao Limited (7)	7,980,800	11.2%

Notes:

*     Less than 5% of our total outstanding ordinary shares.

(1)Except for Mr. Stephen P. Brown and Mr. Gerald (Jerry) T. Neal, the business address of our directors and executive officers is Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road Chaoyang District, Beijing 100020, People’s Republic of China.
(2)For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2022, by the sum of (i) 71,478,550, which is the total number of ordinary shares outstanding as of the date of this annual report (including 1,714,617 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan), and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after June 30, 2022.
(3)Ms. Yilin (Linda) Wang does not hold any ordinary share in our company.
(4)The business address of Mr. Stephen P. Brown is 9 Bent Oak Coto de Caza, CA 92679.
(5)The business address of Mr. Zhe Liu is 101, Unit 2, Building 3, Block C, No. 35, Beicheng Road, Xinhua District, Shijiazhuang, Hebei Province, People’s Republic of China.
(6)The business address of Mr. Gerald (Jerry) T. Neal is 3085 Middlecott Lane Florence, SC 29506.
(7)Represents 7,980,800 ordinary shares held by Webao Limited. The registered office address of Webao Limited is 12 / F, Santai building, 137-139 Connaught Road Central, Hong Kong.

To our knowledge, as of the date of this annual report, a total of 44,477,649 ordinary shares were held by three record holders in the United States, including 44,056,049 ordinary shares (of which1,714,617 ordinary shares were reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan) held by Citibank N.A., our depositary, but excluding 1,165,883 ordinary shares represented by the ADSs repurchased by the Company. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States

B.Related Party Transactions

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

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. As of March 31, 2022, the balance of amount due to related parties was US$2.0 million.

On January 24, 2022, the Company entered into a loan agreement with SOS Information Technology New York, Inc. (“SOS NY”), one of our senior managements has served as the Director and CEO of SOS Information Technology Co., Ltd., a wholly-owned subsidiary of SOS Limited (NYSE: SOS) since March 2016, for a loan of US$35,200,000 with a 2% annual interest rate. The loan term was 1 year. For the fiscal year ended March 31, 2022, interest expense pertaining to the loan amounted to US$127,244. On July 27, 2022, the Company and SOS NY entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,513,849 of the principal amount together with all accrued but unpaid interest of US$358,751. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements and Confidentiality Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

C.Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

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

Dividend Policy

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The aggregated dividend payments to shareholders amounted to US$19,547,532 in the fiscal year ended March 31, 2019 and no dividends have been paid in following years The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

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

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A.Offering and Listing Details

Our ADSs, each representing three ordinary shares, have been listed on the NASDAQ since November 3, 2017. The ratio of ADS representing its ordinary shares was amended from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares with effect from August 24, 2020. Our ADSs trade under the symbol “AHG.”

B.Plan of Distribution

Not applicable.

C.Markets

See “Item 9. The Offer and Listing—A. Offering and Listing Details.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

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

Changes in Capital     Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or
●	cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Our amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of convertible redeemable preferred shares and to determine, with respect to any series of convertible redeemable preferred shares, the terms and rights of that series, including:

●	designation of the series;

●	the number of shares of the series;
●	the dividend rights, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions     Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

C.Material Contracts

For a series of contractual arrangements entered into among Hexin Yongheng, Hexin Fengze and Hexin Jiuding in January 2021, please see Item 4. Information on the Company—C. Organizational structure.”

The following descriptions of the material provisions of the referenced agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to the agreements which have been filed as exhibits to this report.

Private Placement of $10.02 million.

On September 17, 2021, 2022, the Company completed a private placement of an aggregate of 6,340,000 units (the “Units”), each Unit consisting of three ordinary shares of the Company, par value $0.0001 per share and a warrant to purchase three Shares with an initial exercise price of $3.00 to certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended, at a price of $1.58 per Unit, which generated total gross proceeds approximately $10.02 million.

The form of the securities purchase agreement is filed as Exhibit 99.1 to the Current Report on Form 6-K filed with the Commission on August 12, 2022, and the form of amendment to the securities purchase agreement is filed as Exhibit 99.1 to the Current Report on Form 6-K filed with the Commission on September 13, 2022. Such documents are incorporated herein by reference.

The foregoing is only a brief description of the material terms of the securities purchase agreement and the amendment to the securities purchase agreement, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

D.Exchange Controls

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

E.Taxation

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

Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2021 and we do not anticipate becoming a PFIC for our taxable year ending March 31, 2022. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2022 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
●	amounts allocated to the current taxable year and any taxable years in your holding period prior to the first taxable year in which we are classified as a PFIC, or a pre-PFIC year, will be taxable as ordinary income; and
●	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to you for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.
●	If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

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

F.Dividends and Paying Agents

Not applicable.

G.Statements by Experts

Not applicable.

H.Documents on Display

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

4.Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange translation loss of US$5.3 million for the fiscal year ended March 31, 2020, a foreign exchange gain of US$3.9 million for the fiscal year ended March 31, 2021, and a foreign exchange translation gain of US$ 1.5 million for the fiscal year ended March 31, 2022. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In 2015 and 2016, the value of the RMB depreciated against the U.S. dollar. The RMB appreciated by 6.71% against the U.S. dollar in 2017 but has depreciated against the U.S. dollar since April 2018. From April 2018 to March 2019, the RMB depreciated by approximately 6.89% against the U.S. dollars. The exchange rate between RMB and U.S. dollars experienced fluctuations from April 2019 to March 2020, and the RMB appreciated by approximately 1.1% against the U.S. dollars.From April 2020 to March 2021, the RMB appreciate by approximately 7.7% against the U.S.dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.”

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

4.Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

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

As an ADS holder, you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as the following:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex, fax and electronic transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery of ordinary shares on deposit or the servicing of ordinary shares, deposited securities and/or ADSs.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15I and 15d-15(e) promulgated under the Exchange Act) as of the end of the period covered by this annual report on Form 20-F, as required by Rule 13a-15(b) under the Exchange Act.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal year ended March 31, 2018 have been remediated, and our internal control over financial reporting was effective as of March 31, 2020, 2021 and 2022.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm because we qualify as an “emerging growth company” as such term is defined in the JOBS Act as of March 31, 2022.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16. A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three members and is chaired by Mr. Stephen P. Brown. Each of Mr. Stephen P. Brown, Mr. Dagang Guo and Mr. Gerald (Jerry) T. Neal satisfies the “independence” requirements of the listing rules of NASDAQ and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Stephen P. Brown qualifies as an “audit committee financial expert.”

ITEM 16.B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in November 2017. We have posted a copy of our code of business conduct and ethics on our website at ir.xiaobaimaimai.com.

ITEM 16.C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by Wei, Wei & Co., LLP (“WWC”) for the fiscal year ended March 31, 2021, and by Onestop, our new independent registered public accounting firm for the fiscal years ended March 31, 2022. We did not pay any other fees to our auditor during the periods indicated below.

	By Wei, Wei & Co., LLP	By Onestop Assurance PAC

	Year ended March 31,
	2021	2022
Audit fees (1)	365,000	250,000
Tax fees (2)	—	—
(4)“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. “Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Onestop, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs from December 10, 2019 to June 30, 2021.

Approximate Dollar
			Total Number of ADSs	Value of
	Total Number	Average Price	Purchased as Part of	ADSs that May Yet Be
	of ADSs	Paid	Publicly Announced Plans	Purchased Under the
Period	Purchased	per ADS (1)	or Programs (2)	Program (2)
December 10, 2019 to December 31, 2019	—	—	—	US$	21.01 million
January 2020	—	—	—	US$	21.01 million
February 2020	—	—	—	US$	21.01 million
March 2020	—	—	—	US$	21.01 million
April 2020	—	—	—	US$	21.01 million
May 2020	—	—	—	US$	21.01 million
June 2020	—	—	—	US$	21.01 million
From July 1, 2020 to June 30, 2021	—	—	—	US$	21.01 million
(4)Each of our ADSs represents three ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

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

On October 12, 2022, we dismissed WWC as our independent registered public accounting firm. Effective October 12, 2022, OneStop has been engaged as our new independent registered public accounting firm. The audit committee of our board of directors (the “Audit Committee”) approved the dismissal of WWC and the engagement of OneStop as the independent registered public accounting firm. WWC served as the independent registered public accounting firm for us since December 27, 2019.

We provided a copy of this disclosure to WWC and requested that Deloitte WWC furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from WWC addressed to the SEC, dated November 1, 2022, was filed as Exhibit 16.1 to the Form 20-F for the year ended March 31, 2022 which we filed with the SEC on November 1, 2022.

With the dismissal of WWC, we engaged OneStop as our independent registered public accounting firm for the fiscal year ended March 31, 2022. The engagement of OneStop was approved by our Audit Committee and the Board of Directors. During the two most recent fiscal years and and any subsequent interim periods prior to the engagement of OneStop, neither we, nor someone on our behalf, have consulted OneStop regarding:

4.the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report was provided to us or oral advice was provided that WWC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or
2.any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16.H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Akso Health Group, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report on Form 20-F.

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

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3

Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, dated as of November 2, 2017 (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.4

Form of Amendment No. 1 to the Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, and Form of American Depositary Receipt (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.5

Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the SEC on August 14, 2020)

4.1

Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2

Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3

Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4

Assignment and Assumption Agreement among Hexin E-Commerce, Xiaobo An, Xiaoning An, Xiaobin Zhai, Hexin Yongheng and Kuaishangche dated December 16, 2020 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, , filed on July 28, 2021).

4.5

English translation of VIE Termination Agreement among Hexin Yongheng, Wusu Company, Hexin E-Commerce, Jia Ming, Wu Shiwei and Wang Huan dated November 20, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.6

English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Wusu Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.7

English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Wusu Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.8

English translation of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Wusu Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.9

English translation of the Power of Attorney granted to Hexin Yongheng by Hexin E-Commerce, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.10

English translation of the Exclusive Business Cooperation Agreement between Hexin Jiuding and Hexin Yongheng, dated January 1, 2021 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.11

English translation of the Exclusive Option Agreement among Hexin Fengze, Hexin Jiuding and Hexin Yongheng dated January 1, 2021 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.12

English translation of the Equity Interest Pledge Agreement among Hexin Fengze, Hexin Jiuding and Hexin Yongheng dated January 1, 2021(incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.13

English translation of Power of Attorney granted to Hexin Yongheng by Hexin Fengze dated January 1, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.14

Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.15

Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.16

English version of the Equity Transfer Agreement among Hexin E-Commerce, Jia Ming and Shiwei Wu, dated November 20, 2020 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.17

English version of the Equity Interest Pledge Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.18

English version of the Power of Attorney granted to Hexin Yongheng by Hexin Jinke, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.19

English version of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.20

English version of the Exclusive Option Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.21

English version of the Loan Agreement between Hexin Yongheng and Hexin Jinke, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.22

Form of Securities Purchase Agreement, by and among Akso Health Group (formerly known as “Xiaobai Maimai Inc.” and certain purchasers, dated August 9, 2021 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on August 12, 2021).

4.23

Form of Amendment to the Securities Purchase Agreement by and among Akso Health Group (formerly known as “Xiaobai Maimai Inc.” and certain purchasers, dated September 8, 2021 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on September 13, 2021).

8.1*	List of Subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2*	Consent of Onestop Assurance PAC, an independent registered public accounting firm

15.3*	Consent of Wei, Wei & Co., LLP an independent registered public accounting firm

16.1	Letter dated November 1, 2022 from Wei, Wei & Co., LLP, pertaining to Item 16F (incorporated herein by reference to Exhibit 16.1 to the current report on Form 6-K filed on November 1, 2022).

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akso Health Group

By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chairwoman and Chief Executive Officer

Date: December 29, 2022

AKSO HEALTH GROUP AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Akso Health Group (formerly known as “Xiaobai Maimai Inc”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akso Health Group (formerly known as “Xiaobai Maimai Inc”) its subsidiaries and consolidated variable interest entities (“VIE”) (collectively the “Company”) as of March 31, 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a net loss of approximately $16.8 million from operations for the year ended March 31, 2022. Management of the Company has considered whether there is substantial doubt about its ability to continue as a going concern due to the Company’s planned new business as a cancer therapy and radiotherapy oncology service provider and volatile market conditions arising from the COVID-19 pandemic, and evaluated its available cash balance against its working capital requirements and investment to the cancer centers over the next twelve months. While management cannot accurately predict the prospects and regulatory environment of the social E-commerce industry and healthcare service industry and the full impact of COVID-19 on the Company’s business in fiscal year 2023, the management believes that the Company would have sufficient funds to meet its working capital requirements for fiscal year 2023, and that its capital resources are currently sufficient to maintain its business operations for the next twelve months. Nevertheless, the aforementioned conditions and events raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 15 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

December 29, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Akso Health Group (formerly known as Xiaobai Maimai, Inc.)

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Akso Health Group and Subsidiaries (the “Company”) as of March 31, 2021, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Wei, Wei & Co. LLP

Flushing, New York

July 28, 2021

We have served as the Company’s auditor since 2019. In 2022, we became the predecessor auditor.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of	As of
		March 31,	March 31,
	Notes	2022	2021
		USD	USD
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$21,925,322	$15,128,719
Accounts receivable, net	5	15,247	28,362
Loans receivable, net - current	6	—	5,488,045
Prepayments and other assets	7	887,960	604,524
Inventories	8	7,795,822	—
Other receivable - current	9	20,000,000	8,872,838
TOTAL CURRENT ASSETS		50,624,351	30,122,488
Property and equipment, net	10	55,433	66,887
Other receivable - non-current	9	—	1,496,121
TOTAL ASSETS		$50,679,784	$31,685,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	13	1,069,049	1,142,507
Taxes payable	17	125,153	302,682
Amount due to related parties	15	37,200,000	2,968,782
Note payable - current	14	—	10,000,000
TOTAL CURRENT LIABILITIES		38,394,202	14,413,971
TOTAL LIABILITIES		38,394,202	14,413,971

COMMITMENTS AND CONTINGENCIES (Note 23)

SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 500,000,000 shares authorized, 69,763,933 and 50,016,457 shares issued, 68,598,050 and 48,850,574 shares outstanding as of March 31, 2022 and 2021, respectively)	20	6,977	5,002
Additional paid-in capital		71,021,898	60,615,048
Treasury stock (1,165,883 shares as of March 31, 2022 and 2021, respectively)	22	(3,988,370)	(3,988,370)
Deficit		(53,107,676)	(36,256,612)
Accumulated other comprehensive loss		(1,649,223)	(3,103,543)
TOTAL SHAREHOLDERS’ EQUITY		12,283,606	17,271,525
Non-controlling interest	3	1,976	—
TOTAL EQUITY		12,285,582	17,271,525

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$50,679,784	$31,685,496

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

	For years ended March 31,
	2022	2021	2020
	USD	USD	USD
REVENUES
Commissions from online marketplace service	$96,332	$82,054	$—
Recommendation service and other	—	—	3,916,276
Sale of medical devices	6,000,000	—	—
Interest income	215,393	1,690,448	3,043,096
Tax and surcharges	(633)	(17,567)	(44,898)
Net Revenues	6,311,092	1,754,935	6,914,474

Cost of goods sold	5,394,866	—	—

Gross Profit	916,226	1,754,935	6,914,474

OPERATING EXPENSE
Service and development	421,186	544,572	1,032,562
Sales and marketing	240,927	1,087,009	1,462,798
General and administrative	14,996,104	27,217,613	20,488,796
Impairment charge on long-term investments	—	1,600,000	29,189,836
Finance cost	804,138	2,154,621	2,498,706
Share-based compensation	391,625	55,468	347,466
Total Operating Expenses	16,853,980	32,659,283	55,020,164

LOSS FROM CONTINUING OPERATIONS	(15,937,754)	(30,904,348)	(48,105,690)

OTHER INCOME (EXPENSE)
Other income	40,776	100,067	1,239,705
Other expense	(821,322)	(264,985)	(7,545)
Total Other Income (Expense), net	(780,546)	(164,918)	1,232,160

(LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(16,718,300)	(31,069,266)	(46,873,530)

PROVISON FOR INCOME TAXES	131,433	482,976	489,955
NET (LOSS) FROM CONTINUING OPERATIONS	(16,849,733)	(31,552,242)	(47,363,485)
Net loss income from discontinued operations, net of income taxes	—	(6,439,549)	(23,834,894)
Gain from disposal of discontinued operations, net of income taxes	—	3,164,802	—
Total loss from discontinued operations	—	(3,274,747)	(23,834,894)

NET (LOSS)	(16,849,733)	(34,826,989)	(71,198,379)
Less: net income attributable to non-controlling interest	1,331	—	—
NET (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	(16,851,064)	(34,826,989)	(71,198,379)

OTHER COMPREHENSIVE (LOSS)
Foreign currency translation adjustment	1,454,336	3,942,157	(5,288,742)

COMPREHENSIVE (LOSS)	(15,395,397)	(30,884,832)	(76,487,121)
Less: comprehensive income attributable to non-controlling interest	17	—	—
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(15,395,414)	$(30,884,832)	$(76,487,121)

Net (loss) per share
Continuing operations
Basic	(0.28)	(0.64)	(0.97)
Diluted	(0.28)	(0.64)	(0.97)

Discontinued operations
Basic	—	(0.07)	(0.49)
Diluted	—	(0.07)	(0.49)

Net (loss) per share
Basic	$(0.28)	$(0.71)	$(1.46)
Diluted	$(0.28)	$(0.71)	$(1.46)

Weighted average shares
Basic	59,612,152	48,837,977	48,757,199
Diluted	59,612,152	48,837,977	48,757,199

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

							Accumulated
	Ordinary Shares		Additional	Treasury stock		Retained	Other	Non-
	Number of		Paid-in	Number of		Earnings	Comprehensive	controlling
	Shares	Amount	Capital	Shares	Amount	(Deficit)	(Loss)	interest	Total
		USD	USD		USD	USD	USD	USD	USD
April 1, 2019	49,625,303	$4,963	$59,806,865	(421,220)	$(1,320,468)	$69,768,756	$(1,756,958)	$—	$126,503,158
Share-based compensation	—	—	347,466	—	—	—	—	—	347,466
Exercise of share options	320,020	32	281,585	—	—	—	—	—	281,617
Exercise of RSU	38,900	4	(4)	—	—	—	—	—
Repurchase of ordinary shares	—	—	—	(744,663)	(2,667,902)	—	—	—	(2,667,902)
Net loss for the year	—	—	—	—	—	(71,198,379)	—	—	(71,198,379)
Shareholder’s contribution	—	—	123,671	—	—	—	—	—	123,671
Foreign currency translation adjustment	—	—	—	—	—	—	(5,288,742)	—	(5,288,742)
March 31, 2020	49,984,223	4,999	60,559,583	(1,165,883)	(3,988,370)	(1,429,623)	(7,045,700)	—	48,100,889
Share-based compensation	—	—	55,468	—	—	—	—	—	55,468
Exercise of RSU	32,234	3	(3)	—	—	—	—	—
Net loss	—	—	—	—	—	(34,826,989)	—	—	(34,826,989)
Foreign currency translation adjustment	—	—	—	—	—	—	3,942,157	—	3,942,157
March 31, 2021	50,016,457	5,002	60,615,048	(1,165,883)	(3,988,370)	(36,256,612)	(3,103,543)	—	17,271,525
Private placement	19,020,000	1,902	10,015,298	—	—	—	—	—	10,017,200
Exercise of RSU	727,476	73	(73)	—	—	—	—	—	—
Share-based compensation	—	—	391,625	—	—	—	—	—	391,625
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	628	628
Net (loss) income	—	—	—	—	—	(16,851,064)	—	1,331	(16,849,733)
Foreign currency translation adjustment	—	—	—	—	—	—	1,454,320	17	1,454,336
March 31, 2022	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(53,107,676)	$(1,649,223)	$1,976	$12,285,582

The accompanying notes are an integral part of these consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2022	2021	2020
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) from continuing operations	(16,849,733)	(31,552,242)	(47,363,485)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Gain from disposal of discontinued operations	—	(3,164,802)	—
Depreciation and amortization	18,390	15,161	120,520
Loss on disposal of property, equipment, and software	—	17,137	15,993
Share-based compensation	391,625	55,468	347,466
Allowance for uncollectible loans receivable	10,375,499	22,159,416	14,225,449
Allowance for accounts receivable and contract assets	—	—	63,849
Impairment on long-term investments	—	1,600,000	29,189,836
Changes in operating assets and liabilities:
Accounts receivable and contract assets	13,893	(25,427)	(65,765)
Prepayments and other assets	(506,821)	(112,562)	109,106
Other receivables	6,013,074	23,195,854	(32,265,179)
Inventories	(7,795,822)	—	—
Deferred tax assets/liabilities	—	—	3,308,297
Right-of-use assets	—	700,148	(984,818)
Accounts payable, accrued expenses and other current liabilities	(104,240)	(82,096)	(176,600)
Interest payments on unsecured senior notes and short-term bank loan	—	(2,114,388)	(2,413,014)
Taxes payable	(184,236)	336,883	(334,234)
Lease liabilities	—	(787,322)	753,622
Net cash provided by (used in) continuing operations	(8,628,371)	10,241,228	(35,468,957)
Net cash (used in) discontinued operations	—	(182,758)	(22,809,777)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(8,628,371)	10,058,470	(58,278,734)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	—	—	(1,596,609)
Issuance of loans	(20,000,000)	—	—
Cash received from loan repayments	41,001	407,419	33,759,916
Purchase of long-term investments	—	—	(14,594,918)
Proceeds from disposal of property, equipment and software	—	—	7,815
Acquisitions of property, equipment and software	(4,861)	—	(200,360)
Net cash provided by continuing operations	(19,963,860)	407,419	17,375,844
Net cash (used in) discontinued operations	—	(408,081)	(4,600,481)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(19,963,860)	(662)	12,775,363
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options	—	5	281,617
Cash received from third party as deposit	—	—	710,429
Capital contributions by shareholders	—	—	123,671
Proceeds from private placement	10,017,200	—	—
Repurchase of ordinary shares	—	—	(2,667,902)
Repayments of unsecured senior notes	(10,000,000)	(10,000,000)	—
Amounts due from (to) related parties	34,763,917	925,837	(6,653,236)
Net cash provided by (used in) continuing operations	34,781,117	(9,074,158)	(8,205,421)
Net cash provided by discontinued operations	—	36,935	6,653,236
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	34,781,117	(9,037,223)	(1,552,185)
EFFECT OF EXCHANGE RATE CHANGE ON CASH	607,717	3,182,926	608,636
NET INCREASE (DECREASE) IN CASH	6,796,603	4,203,511	(46,446,920)
CASH AND CASH EQUIVALENTS - beginning of year	15,128,719	10,925,208	57,372,128
CASH AND CASH EQUIVALENTS - end of year	21,925,322	$15,128,719	10,925,208
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period	—	—	4,257,104
Cash and cash equivalents, restricted cash of continuing operations, at end of period	$21,925,322	$15,128,719	$6,668,104
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$38,616	$9,764	$3,209,378
Cash paid for interest	$676,894	$2,114,388	$2,413,014
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Accrued lease liabilities	$—	$—	$791,537

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1-BUSINESS DESCRIPTION

Organization and description of business

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Akso Health Group (“Akso Health”), its subsidiaries, and consolidated variable interest entities (“VIEs”) (collectively the “Company”), previously operated an online Peer to Peer (“P2P”) marketplace business and micro-lending business in the People’s Republic of China (the “PRC”). Since May 2019, the Company has ceased to issue new loans through its micro-lending business and since October 2019, the Company has ceased to conduct its P2P business. On December 30, 2020, the Company completed the disposition transaction of its P2P business.

In May 2020, the Company launched its social e-commerce platform to offer high-quality and affordable branded products through collaboration with online and offline merchants. In addition, the Company is in the process of developing a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services. On December 3, 2021, the shareholders approved the Company’s plan to change its name to “Akso Health Group”. In January 2022, three centers were established in US and the Company started its business of sales of medical devices in US market.

As of March 31, 2022, the Company’s principal subsidiaries and consolidated VIEs are as follows:

	Date of
	incorporation /	Place of	Percentage of
	acquisition	incorporation	legal ownership	Principal activities
Wholly owned subsidiaries
Hexindai Hong Kong Limited (“HK Hexindai”)	May 17, 2016	Hong Kong	100%	Investment holding
Beijing Hexin Yongheng Technology Development Co., Ltd. ( Wholly Owned Foreign Enterprise,“WOFE”)	August 8, 2016	PRC	100%	Provision of consultancy and information technology (“IT”) support
Tianjin Haohongyuan Technology Co., Ltd. (“Tianjin Haohongyuan”)	May 25, 2018	PRC	100%	Provision of consultancy and IT support
HX Asia Investment Limited	June 25, 2018	BVI	100%	Investment holding
HX China Investment Limited	January 16, 2019	BVI	100%	Investment holding
Hexin Investment Private Limited	July 15, 2020	Singapore	100%	Investment holding
We Health Limited (“We Health”)	July 8, 2021	New York	100%	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51%	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100%	Provision of health treatment services
Akso Online MediTech Co., Ltd.(“Akso Online MediTech”)	January 4, 2022	Wyoming	100%	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100%	Provision of health treatment services
Qindao Akso Health Management Co., Limited	January 26, 2022	PRC	51%	Provision of health treatment services
VIEs
Wusu Hexin Yongheng Trading Co., Ltd (“Wusu Company)	August 28, 2017	PRC	Consolidated VIE	Trading branded products and product promotion
Hexin Digital Technology Co., Ltd.(“Hexin Digital “)	August 1, 2019	PRC	Consolidated VIE	Provision of consultancy and IT support
Beijing Hexin Jiuding Technology Co., Ltd. (“ Hexin Jiuding ”)	January 1, 2021	PRC	Consolidated VIE	Provision of consultancy and IT support

NOTE 2 - GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of approximately $16.8 million for the year ended March 31, 2022 and approximately $34.8 million for the year ended March 31, 2021. The net cash used in operating activities was US$6.8 million for the year ended March 31, 2022 and the net cash provided by operating activities was US$10.2 million for the year ended March 31, 2021. Management of the Company has considered whether there is substantial doubt about its ability to continue as a going concern due to the Company’s planned new business as a cancer therapy and radiotherapy oncology service provider and volatile market conditions arising from the COVID-19 pandemic, and evaluated its available cash balance against its working capital requirements and investment to the cancer centers over the next twelve months.

While management cannot accurately predict the prospects and regulatory environment of the social E-commerce industry and healthcare service industry and the full impact of COVID-19 on the Company’s business in fiscal year 2023, the management believes that the Company would have sufficient funds to meet its working capital requirements for fiscal year 2023, and that its capital resources are currently sufficient to maintain its business operations for the next twelve months.

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

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and have been consistently applied. Certain prior year balances in the consolidated statements of operations and comprehensive (loss) and cash flows have been reclassified to the current year’s presentation.

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary. All inter-company transactions and balances have been eliminated upon consolidation.

Due to the disposal of the P2P business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the P2P Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the P2P business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 4.

Consolidated VIEs

VIE arrangements

In order to comply with the PRC laws and regulations which prohibit or restrict foreign investments into companies involved in restricted businesses, the Company operates its marketplace and restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Company or onshore nominees of the Company (“Nominee Shareholders”). The Company obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements cannot be unilaterally terminated by the Nominee Shareholders or the PRC domestic companies. As a result, the Company maintains the ability to control these PRC domestic companies and is entitled to substantially all of the economic benefits from these PRC domestic companies. Management concluded that these PRC domestic companies are VIEs of the Company, of which the Company is the ultimate primary beneficiary. As such, the Company consolidated financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. The principal terms of the agreements entered into amongst the VIEs, their respective shareholders and the WFOE are further described below.

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

Basis of consolidation - continued

Consolidated VIEs (Continued)

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;
●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;
●	limit the Company’s business expansion in the PRC by way of entering into contractual arrangements;
●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;
●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; and/or
●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC.

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

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Current Assets:
Cash and cash equivalents	2,394,869	10,246,074
Accounts receivable and contract assets, net	15,247	28,362
Loans receivable, net - current	—	5,488,045
Prepayments and other assets	55,864	381,297
Other receivable - current	—	8,872,838
Amounts due from related parties	27,139,795	13,936,237
Total Current Assets	29,605,775	38,952,853
Property, equipment and software, net	53,888	64,268
Other receivable - non-current	—	1,496,121
Total Assets	29,659,663	40,513,242

Current Liabilities
Accrued expenses and other current liabilities	77,296	246,210
Taxes payable	11,909	363,484
Total Current Liabilities	89,205	609,694
Total Liabilities	89,205	609,694

	Year ended	Year ended	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020
	USD	USD	USD
Net revenues	311,725	1,759,941	5,944,541
Net loss	(11,527,588)	(24,258,182)	(12,532,634)

	Year ended	Year ended	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020
	USD	USD	USD
Net cash provided by (used in) operating activities	5,613,401	21,401,699	(65,068,631)
Net cash provided by (used in) investing activities	(1,455,547)	407,419	46,074,236
Net cash provided by (used in) financing activities	(13,203,558)	(13,127,699)	123,671

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable and contract assets, impairment on long-term investments, valuation allowance for deferred tax assets, valuation of share-based compensation and allowance for loans receivable and other receivable.

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

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2022, 2021 and 2020.

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

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Discontinued Operations - continued

Due to the disposal of the P2P business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the P2P Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

Revenue recognition

In February 2022, the Company started its business in the US market for the sale of medical devices. In May 2020, the Company launched its social e-commerce platform and built collaboration with domestic mainstream E-commerce marketplaces. The Company provides recommendation services by referring certain interested users to those marketplaces for high-quality and affordable branded products. Prior to business transformation, the Company through its P2P business offered online consumer lending-related service in fiscal year 2020, which was discontinued in fiscal year 2021 and disposed on December 30, 2020. The Company presents value added taxes (“VAT”) as a reduction of revenues.

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

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Online marketplace services

●	Commission revenue

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

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the years ended March 31, 2022, 2021 and 2020, the total amount of incentives was US$96,332, US$82,054 and nil, respectively.

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition - continued

●	Recommendation service

The Company started to provide recommendation services by referring certain borrowers to Funding Partners in July 2019. Such services primarily include referral through the Company’s marketplace that directs users to third party financial institutions. The Company received a referral fee from the third-party financial institutions and such revenue was recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the years ended March 31, 2022, 2021 and 2020, the Company earned nil, nil and US$3,754,738 recommendation service revenue from its partnership with a financial services provider in China, or the Funding Partner, respectively. The Company has ceased to provide such recommendation services since November 2019.

●	Interest income

Started in August 2017, the Company lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans through its microlending business. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income from continuing operations was US$215,393, US$1,690,448 and US$3,043,096 for the years ended March 31, 2022, 2021 and 2020, respectively, which was included as net revenues in the accompanying consolidated statements of operations and comprehensive (loss) income.

●	Sales of medical devices

Started in February 2022, throught its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

●	Disaggregation of revenue

All of the Company’s revenue for the years ended March 31, 2021 and 2020 were generated from the PRC and for the year ended March 31, 2022, the Company’s revenue were generated from US and PRC. The following table illustrates the disaggregation of revenue:

	Year ended	Year ended	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020
	USD	USD	USD
Revenue
Commission service	96,332	82,054	—
Recommendation service	—	—	3,754,738
Revenue from medical devices	6,000,000	—	—
Interest income	215,393	1,690,448	3,043,096
Other	—	—	161,538
Total revenues	6,311,725	1,772,502	6,959,372
Tax and surcharges	(633)	(17,567)	(44,898)
Net Revenues	6,311,092	1,754,935	6,914,474

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are mainly receivables from online E-commerce marketplaces and recommendation services, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of March 31, 2022 and 2021, the allowance for uncollectible accounts receivable balance was US$70,138 and US$67,864, respectively.

Inventories

Inventories are comprised of finished goods, which are iHealth COVID-19 Antigen Rapid Tests, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of March 31, 2022, the Company determined that no allowance was necessary.

Loans receivable

Since August 2017, the Company engaged in the micro-lending business and target borrowers in the PRC. Loans receivable represent loans originated by the Company, which is due from the qualified individual borrowers. For the years ended March 31, 2022, 2021 and 2020, the total amount of new loans the Company issued was nil, nil and US$74,003. As of March 31, 2021, the loans have terms ranging from 12 months to 36 months with annual interest charges from 6% to 8%. Loans receivable are recorded at the historical carrying amount, net of allowance for uncollectible loans receivable.

The Company evaluates the credit risk associated with the loans, and estimates the cash flow expected to be collected over the lives of loans on an individual basis based on the Company’s past experiences, the borrowers’ financial position, their financial performance, and their ability to continue to generate sufficient cash flows. An allowance is established for the loans unable to collect. As of March 31, 2022, the Company believed that the outstanding loans were uncollectible and provided a full allowance on the loans receivable. As of March 31, 2022 and 2021, the allowance for uncollectible loans receivable balance was US$46,115,732 and US$39,172,141, respectively.

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

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans receivable - continued

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

Property and equipment, net

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

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

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the years ended March 31, 2022, 2021 and 2020.

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

The Company also makes a qualitative assessment at the end of each reporting period and if the assessment indicates that the fair value of the investment is less than the carrying value, the investment in equity securities will be written down to its fair value, with the difference between the fair value of the investment and its carrying amount as an impairment loss recorded in the consolidated statements of operations and comprehensive (loss).

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the years ended March 31, 2022, 2021 and 2020, the advertising and promotion expense was US$5,886, US$176,193 and US$736,522, respectively.

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development costs

The Company recognizes its research and development costs as service and development expense. Research and development costs are mainly labor costs of the research and development department. For the years ended March 31, 2022, 2021 and 2020, research and development expense was US$421,186, US$441,405 and US$117,942, respectively, and included in service and development expense.

Service and development expense

Service and development expense consists primarily of research and development costs, including costs related to salaries, benefits and service costs directly relating to originating social e-commerce business. These expenses relate to credit assessment, maintenance and upgrading of our proprietary technology and risk management systems, live customer support, and third-party payment agent fees for fund management, payment, settlement and clearing services.

Lease

Upon the adoption of FASB ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or March 31, 2022.

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

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to its consolidated statements of operations and comprehensive (loss). The Company has operating lease agreements with insignificant non-lease components and have elected the practical expedient to combine and account for lease and non-lease components as single lease component.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations (Note 20).

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the years ended March 31, 2022, 2021 and 2020, the Company provided a full valuation allowance on the net deferred tax assets.

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

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes - continued

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Noncontrolling interests

Noncontrolling interest consists of 49% of the equity interest of We Healthy held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non-controlling interest holders and the shareholders of the Company.

Noncontrolling interest consist of the following:

	December 31,	December 31,
	2022	2021
	USD	USD
We Healthy	1,976	—

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

Foreign currency translation

The functional currency of the Company is United States Dollar. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States generally use their respective local currencies as their functional currencies. The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in “other income (expense)” in the consolidated statements of operations and comprehensive income. The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that any RMB amounts could have been, or could be, converted, realized or settled into USD at the rates used in translation.

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign currency translation - continued

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements.

	Fiscal year 2022	Fiscal year 2021
US Exchange Rate
Year-end RMB	6.3393	6.5518
Year average RMB	6.4180	6.7834

Segment reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments. The Company’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated financial results when making decisions about allocating resources and accessing performance of the Company based on two operating businesses and hence, the Company has two reportable segments.

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$13,843,088 and US$15,128,719 at March 31, 2022 and 2021, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, loan receivables, other receivables and prepayments and other assets. As of March 31, 2022, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$79,000) at each bank. As of March 31, 2022, the total amount not covered by issuance in the PRC was US$13,494,326. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$64,000) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2022, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of March 31, 2022, the amount not covered by issuance in the US was US$7,759,312. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Customer concentration risk

For the year ended March 31, 2022, one customers accounted for 95.1% the Company’s total revenues. For the years ended March 31, 2021 and 2020, no customer accounted for more than 10% of the Company’s total revenues. There was no customer of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts receivable as of March 31, 2022 and 2021.

Note 3-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant risks and uncertainties – continued

Vendor concentration risk

For the year ended March 31, 2022, one vendor accounted for 100% of the Company’s purchase of medical devices business started in February 2022. For the year ended on March 31, 2021, no customer accounted for more than 10% of the Company’s total purchases. There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of March 31, 2022 and 2021.

COVID-19 impacts

The global outbreak of the COVID-19 pandemic is having a significant negative impact on the global economy, which has adversely affected the Company’s business and financial results. Starting in late January 2020, the COVID-19 pandemic triggered a series of lock-downs, social distancing requirements and travel restrictions that have significantly and negatively affected, and may continue to negatively affect, our various businesses in China and US. It is not possible to determine the ultimate impact of the COVID-19 pandemic on the Company’s business operations and financial results, which is highly dependent on numerous factors, including the duration and spread of the pandemic and any resurgence of the COVID-19 pandemic in China or elsewhere, actions taken by governments, the response of businesses and individuals to the pandemic, the impact of the pandemic on business and economic conditions in China and globally. The COVID-19 pandemic may continue to adversely affect the Company’s business and results of operations.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted the new standard beginning April 1, 2020 using the modified retrospective transition approach. Based on the nature of the Company’s financial instruments within the scope of this standard, which are primarily accounts receivable, loans receivable and other receivables, the adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

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

NOTE 4 – DISCONTINUED OPERATION

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

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of March 31, 2021, while results of operations related to the discontinued operations for the years ended March 31, 2021 and 2020, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended March 31, 2021 and 2020 are as follows:

	For the years ended March 31,
	2021	2020
	USD	USD
Net Revenues	545,718	4,520,585
Operating costs and development	8,082,165	24,942,630
(Loss) income from discontinued operations	(7,536,447)	(20,422,045)
Other income (expense), net	1,097,265	365,927
(Loss) income before tax	(6,439,182)	(20,056,118)
Income tax provision	367	3,778,776
Net (loss) income from discontinued operations, net of tax	(6,439,549)	(23,834,894)
Gain on sale of discontinued operations, net of taxes	3,164,802	—
Net (loss) from disposition of subsidiaries	(3,274,747)	(23,834,894)

Note 5 – ACCOUNTS RECEIVABLE, NET

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Accounts receivable	85,386	96,226
Allowance for uncollectible accounts receivable	(70,139)	(67,864)
Accounts receivable, net	15,247	28,362

Note 6 – LOANS RECEIVABLE, NET

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Loans receivable	46,115,732	44,660,186
Allowance for uncollectible loans receivable	(46,115,732)	(39,172,141)
Loans receivable, net - current	—	5,488,045

Movement of allowance for uncollectible loans receivable during the years ended March 31, 2022 and 2021 is as follows:

	Year ended	Year ended
	March 31, 2022	March 31, 2021
	USD	USD
Balance at beginning of the year	39,172,141	15,017,029
Provision for allowance of uncollectible loans receivable	5,561,457	22,159,416
Foreign currency translation adjustments	1,382,134	1,995,696
Balance at end of the year	46,115,732	39,172,141

Note 7 – PREPAYMENTS AND OTHER ASSETS

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Rental and other deposits	558,614	252,394
Prepayments to suppliers and others	323,088	309,164
Interest receivable	2,055	11,746
Staff advances	4,203	31,220
Total prepayments and other assets	887,960	604,524

Note 8 – INVENTORIES

Inventory consisted of finished goods, which were iHealth COVID-19 Antigen Rapid Tests, valued at $ 7,795,822 and nil as of March 31, 2022 and 2021, respectively. The Company constantly monitors its potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2022.

Note 9 - OTHER RECEIVABLES

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD

Other receivables	24,621,834	10,368,959
Allowance for uncollectible other receivables	(4,621,834)	—
Other receivables, net	20,000,000	10,368,959
Other receivables – current	20,000,000	8,872,838
Other receivables – non-current	—	1,496,121

To further diversify our business, in July 2019, the Company entered into a business development agreement with a third-party vender named Beijing Jiuzheng Network Technology Co., Ltd for the purpose of expanding its loan recommendation service in the consumer financing market. Due to changes in market dynamics, both parties executed an amendment in November 2019 with the intention of establishing an e-commence online trading marketplace. In connection with the original agreement and subsequent amendment (the “Transactions”), a deposit of approximately US$30.9 million was paid to the counter party. The Transactions were reported to the Board afterwards in late November 2019. After reviewing the Transactions, the Board concluded that it is in the best interest for the Company to terminate the business cooperation with the vender in order to avoid significant expenditures and reduce uncertainties associated with the related business development. Meantime, an independent law firm was engaged by the Company’s Audit Committee to assess the independence of the counter party in the Transactions. The law firm’s assessment report concluded the counter party in the Transactions is not related to the Company. The Company therefore decided to terminate the agreement at the end of November 2019. Due to business disruption caused by COVID-19 pandemic, the Company, through a series of negotiations, finally entered a termination agreement with the vender on April 8, 2020. Pursuant to the settlement agreement, the Company terminated the Transactions with the vender. For the deposit made by the Company, the vender agreed to refund approximately US$15.5 million by May 2020 and the remaining balance shall be refunded on monthly basis of approximately US$693,905 in next two years with an annual interest charge of 2%. The repayment by the counterparty is guaranteed by a licensed guarantee company in the PRC with registered capital of approximately US$142.9 million. During the year ended March 31, 2022, the third-party vendor has refunded approximately a total of $6.1 million and the remaining balance of approximately US$4.5 million was estimated uncollectible due to the impact of COVID-19 pandemic on the third-party vendor. Therefore, the Company made a full allowance for the remaining balance of US$4.6 million for the year ended March 31, 2022. By the end of June 2022, the Company has initiated legal proceedings against Jiuzheng Company for its defaults.

In January 2022, the Company borrowed a total of US$35.2 million from a related-party, SOS Information Technology New York, Inc. (Refer to Note15). To expand business channels between China and US market on medical products and medical equipment, at the ended of March 2022, the Company entered into Business Development Agreements (“Agreements”) with four third-party individuals, who were experienced in China’s medical industry, to seek for potential opportunities in healthcare industry. Pursuant to the Agreements, the term for the agreements was one year and the Company would provide US$5.0 million to each of the four individuals with a 5% annual interest rate. In early July 2022, both the four individuals and the Company agreed to terminated the Agreements in advance. On July 8, 2022, the four individuals returned a total of US$20.0 million principal and US$0.3 million interest income.

Note 10 – PROPERTY AND EQUIPMENT, NET

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Cost:
Office equipment	141,313	131,967
Total	141,313	131,967
Less: Accumulated depreciation	(85,880)	(65,080)
Property and equipment, net	55,433	66,887

Depreciation and amortization expense on property and equipment for the years ended March 31, 2022, 2021 and 2020 were US$18,390, US$15,161, and US$120,520, respectively.

Note 11 – LONG-TERM INVESTMENTS, NET

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Investments in equity security without readily determinable fair value
Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”) (a)	29,189,836	29,189,836
Musketeer Group Inc. (“Musketeer”) (b)	1,600,000	1,600,000
	30,789,836	30,789,836
Impairment on investments	(30,789,836)	(30,789,836)
Long term investments, net	—	—
(a)	On January 8, 2019, the Company signed an agreement to acquire a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd (“Phoenix Intelligent Credit”), a wholly owned subsidiary of Phoenix Financial Group Ltd (“Phoenix Finance”), which is unrelated to the Company, and operator of one of China’s leading peer-to-peer lending platforms, for a total consideration of approximately US$29 million (RMB 200 million). The acquisition was completed as of March 31, 2019 and the Company had an acquisition price payable to Phoenix Finance in the amount of US$14,289,371 as of March 31, 2019, which was fully paid in April 2019. Pursuant to the investment agreement, such investment is redeemable at the option of the Company if certain future performance condition cannot be met. The Company accounted the investment as investment in an equity security without readily determinable fair value. In light of the significant change in the regulatory environment in the PRC related to the peer-to-peer lending industry and the impact of COVID-19 on Phoenix Intelligent Credit, the Company recognized a full impairment of this investment as of March 31, 2022 and 2021.
(b)	On August 9, 2018, the Company acquired a 19.99% equity stake in Musketeer Group Inc. (“Musketeer”), an Indonesian online lending platform that offers consumption installment loans, for approximately US$1.6 million. The investment was accounted for using the cost method because the Company does not have any significant influence over Musketeer. Since Musketeer is a start-up company in its early stage, there was no readily determinable fair value. On August 14, 2019, Musketeer completed its registration for a peer-to-peer (P2P) lending platform with the Indonesian Financial Services Authority (OJK). In light of the significant changes of market conditions and the impact of COVID-19 in Indonesia, the Company recognized full impairment of this investment as of March 31, 2022 and 2021.

For the years ended March 31, 2022, 2021 and 2020, the Company recognized impairment losses for the long-term investments of nil, US$1,600,000 and $29,189,836, respectively.

NOTE 12 – RIGHT OF USE LEASE ASSETS

The Company had several operating leases for offices in the PRC. The related lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective April 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and the related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on our deficit as of March 31, 2020. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term. As of April 1, 2019, the Company recorded a ROU asset and lease liability of US$ 2,559,646.

NOTE 12 – RIGHT OF USE LEASE ASSETS (Continued)

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheets. On October 15, 2021, the Company entered into a lease agreement with a third party for was one year’s lease term. Pursuant to the lease agreement, the Company paid a total of US$934,871 rental fees in advance for the following year. For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. Total lease expense amounted to US$467,435, US$398,709, and US$1,976,738 for the years ended March 31, 2022, 2021 and 2020, respectively. Total cash paid for operating leases amounted to US$934,871, US$398,709, and US$2,100,320 for the years ended March 31, 2022, 2021 and 2020, respectively.

Note 13 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Accrued payroll and benefits	114,839	293,324
Professional fees and other accrued expenses	826,966	849,183
Interest payable	127,244	—
	1,069,049	1,142,507

Note 14 – NOTE PAYABLE

On March 29, 2019, the Company issued a senior unsecured note (the “Note”) to Majik Fund SPC, an exempted company managed by a subsidiary of Yunfeng Financial Group Limited (“Yunfeng Financial Group”), which is unrelated to the Company. The principal is US$20 million with a three-year term due in March 2022. The Note bears a fixed interest rate of 12.0% per annum, with interest payable semi-annually in arrears on June 30th and December 31st of each year, beginning in March 2019. According to the covenants in the Note, as long as any Note remains outstanding, the Company shall not consolidate with, merge or amalgamate into or dispose of or transfer all or a substantial part of its assets to any corporation or convey or transfer its properties and assets substantially to any person. On December 14 2020, for the purpose of disposal of our P2P business, the Company and Majik Fund SPC entered into an Amendment and Supplemental Agreement to the Note, pursuant to which the Company shall make a payment to the Noteholder of US$10,000,000 of principal together with all accrued but unpaid interest on the full outstanding amount, within 5 working days from the effective date of the Amendment and Supplemental Agreement. The Company made a payment of US$5,000,000 of the principal on December 14, 2020 and a payment of US$5,000,000 of principal and US$513,333 of interest on December 15, 2020. On October 25 2021, the Company and Majik Fund SPC entered into a second Amendment and Supplemental Agreement to the Note, pursuant to which the Company shall make a payment to the Noteholder of US$10,000,000 of principal together with all accrued but unpaid interest on the full outstanding amount on the effective date of the Amendment and Supplemental Agreement. The Company made a payment of US$10,000,000 of principal and US$93,333 of interest on October 25, 2021. As of March 31, 2022 and 2021, the note payable balance amounted to nil and US$10.0 million, respectively. For the years ended March 31, 2022, 2021 and 2020, interest expense amounted to US$0.7 million, US$2.1 million, and US$2.4 million, respectively.

Note 15 – RELATED PARTY BALANCES AND TRANSACTIONS

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

As a result of the Company’s P2P disposal and lease terminations, on October 15, 2020, the Company entered into a lease agreement with Mr. Xiaobo An, who provided office space to the Company at no charge. The lease term is 1 year.

As of March 31, 2021, the balance of amount due to related parties was US$2,968,782, which represented working capital the Company borrowed from the P2P business before its disposal. After disposal, the Company has repaid the remaining balance of US$ 2,968,782 in July 2021.

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

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. As of March 31, 2022, the balance of amount due to related parties was US$2.0 million.

On January 24, 2022, the Company entered into a loan agreement with SOS Information Technology New York, Inc. (“SOS NY”), one of our senior management was the related party of SOS Limited, for a loan of US$35,200,000 with a 2% annual interest rate. The loan term was 1 year. For the fiscal year ended March 31, 2022, interest expense pertaining to the loan amounted to US$127,244. On July 27, 2022, the Company and SOS NY entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,513,849 of the principal amount together with all accrued but unpaid interest of US$358,751. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022.

Note 16 – EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions includes funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$423,413, US$435,689, and US$ 399,104 for the years ended March 31, 2022, 2021 and 2020, respectively.

Note 17 – TAXES PAYABLE

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Income taxes payable	113,658	419,709
VAT payable	11,495	(117,336)
Other taxes payable	—	309
Total taxes payable (receivable)	125,153	302,682

Note 18 – INCOME TAXES

Cayman Islands

Akso Health was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

HK Hexindai and We Health are investment holding companies registered in Hong Kong and exempted from income tax on its foreign-derived income.

United States

The Company’s subsidiaries established in the U.S. are incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 6.5% for We Health established in New York, 0% for Akso Remote Medical and Akso Online MediTech established in Wyoming and 8% for Akso First Health established in Massachusetts. Akso Online MediTech had $441,981 taxable income as of March 31, 2022, and other U.S. entities had no taxable income as of March 31, 2022.

PRC

The Company’s subsidiaries and VIEs established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law. The Company’s VIE Hexin Digital has been granted as the “high technology enterprise” status in 2020 and is qualified to a preferred income tax rate of 15% starting on October 1, 2020 for three years.

The Company’s basic and diluted loss per shares would have been lower by $0.01 per share for the years ended March 31, 2022 and 2021, without the preferential tax rate reduction.

i)    The components of income tax expenses are as follows:

	Year ended	Year ended	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020
	USD	USD	USD
Current	131,433	482,976	446,769
Deferred	—	—	43,186
Total	131,433	482,976	489,955

All income taxes are related to income derived in the U.S. and PRC during the years ended March 31, 2022, 2021 and 2020.

Note 18 - INCOME TAXES (Continued)

PRC – continued

ii)   The following table summarizes net deferred tax assets resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	As of	As of
	March 31, 2022	March 31, 2021
	USD	USD
Provision for loan loss – PRC entities	2,395,294	5,539,854
Net operating loss carry forwards – PRC entities	642,772	1,004,821
Net operating loss carry forwards – U.S. entities	225,639	—
Total deferred tax assets	3,263,705	6,544,675
Less: Valuation allowance	(3,263,705)	(6,544,675)
Total net deferred tax assets	—	—

According to Chinese tax regulations, net operating losses can be carried forward to offset taxable income for the next five years. For the U.S. entities, net operating losses can be carried forward indefinitely. The Company’s cumulative PRC net operating loss (“NOL”) of approximately US$2,571,000 as of March 31, 2022 was mainly from NOL of Hexin Digital, Wusu Company and Hexin Jiuding, and the NOL starts to expire in 2025. The Company considers available evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. A valuation allowance has been established for net deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. Based upon the level of historical result of operation, PRC and U.S subsidiaries were operated at cumulative loss as of March 31, 2022 and 2021. Therefore, the Company believes it is less likely than not its subsidiaries in PRC and U.S will be able to fully utilize its deferred tax assets related to provision for loan loss or net operating loss carry forwards. As a result, The Company has provided 100% allowance on deferred tax assets on provision for loan loss and net operating loss carry forward from its subsidiaries for the year ended March 31, 2022 and 2021. The change in valuation allowance was US$(3,263,705) and US$2,284,349 for the years ended March 31, 2022 and 2021, respectively.

The net loss before taxes for the PRC entities was US$12,704,083, US$31,069,266 and US$46,873,529 for the years ended March 31, 2022, 2021 and 2020, respectively. The net loss before taxes for the U.S. entities was US$16,718,300, nil and nil for the years ended March 31, 2022, 2021 and 2020, respectively.

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2022, 2021 and 2020.

	Year ended	Year ended	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020
PRC Income tax statutory rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax rate	4.0%	1.0%	—
Tax rate difference outside PRC	0.6%	—	—
Non-deductible foreign losses	6.5%	4.8%	18.5%
Change in valuation allowance	19.5%	21.1%	9.1%
Non-deductible expenses and others	(4.8)%	(0.3)%	(1.5)%
Effective tax rate	(0.8)%	1.6%	1.1%

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$15,263 (RMB 100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Aggregate undistributed earnings of the Company’s PRC subsidiaries and VIEs that are available for distribution was approximately negative US$30.8 million and US$36 million as of March 31, 2022 and 2021, respectively.

Note 18 - INCOME TAXES (Continued)

PRC – continued

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2019, which will be derived from the earnings of the Company’s PRC entities. The board of directors did not declare any annual dividend for the fiscal years ended March 31, 2022, 2021 and 2020.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2022 and 2021. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of the financial reporting basis over the tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the VIE without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the VIE given that the Company will ultimately use the means.

Note 19 – LOSS PER SHARE (“LPS”)

Basic LPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the outstanding shares for basic and diluted net earnings per share:

	Year ended	Year ended	Year ended
	March 31, 2022	March 31, 2021	March 31, 2020
	USD	USD	USD
Numerator:
Net loss from continuing operation attributable to Akso Health Group	(16,851,064)	(31,552,242)	(47,363,485)
Net loss from discontinued operation attributable to Akso Health Group	—	(3,274,747)	(23,834,894)
Net loss attributable to Akso Health Group	(16,851,064)	(34,826,989)	(71,198,379)

Denominator:
Weighted average number of ordinary shares outstanding-basic	59,612,152	48,837,977	48,757,199
Weighted average number of dilutive potential ordinary shares from share options	—	—	—
Weighted average number of ordinary shares outstanding-diluted	59,612,152	48,837,977	48,757,199
Basic (loss) per common share	(0.28)	(0.71)	(1.46)
Diluted (loss) per common share	(0.28)	(0.71)	(1.46)

Note 20 – SHAREHOLDERS’ EQUITY

Akso Health was established under the laws of the Cayman Islands on April 25, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. As of March 31, 2022 and 2021, 68,598,050 and 48,850,574 ordinary shares, respectively, were outstanding. On August 24, 2020, the Company amended the ratio of ADS representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change in the ADS ratio has the same effect as a one-for-three reverse ADS split. There was no change to our ordinary shares in connection with the change of the ADS ratio.

Note 20 – SHAREHOLDERS’ EQUITY - (Continued)

Private Placement

On August 9, 2021, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 6,340,000 units at a price of US$1.58 per unit, each unit consisting of three ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares with an initial exercise price of US$3.00, for an aggregate purchase price of approximately US$10.02 million (the “Offering”). On September 17, 2021, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$10.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $3.00, or for cash (the “Warrant Shares”). The Warrants may also be exercised on a cashless basis if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

Warrants

The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

As of March 31, 2022, the Company had 6,340,000 warrants outstanding to purchase 19,020,000 ordinary shares with weighted average exercise price of US$3.0 per warrant and remaining contractual lives of 4.5 year.

Following is a summary of the status of warrants outstanding and exercisable as of March 31, 2022:

		Weighted Average	Aggregate
	Warrants	Exercise Price	Intrinsic Value
Warrants outstanding, as of March 31, 2021	—	—	—
Issued	6,340,000	$3.0	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding, as of March 31, 2022	6,340,000	$3.0	—
Warrants exercisable, as of March 31, 2022	6,340,000	$3.0	—

Note 21 – SHARE-BASED COMPENSATION

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

Note 21 - SHARE-BASED COMPENSATION – (Continued)

2016 Equity Incentive Plan – continued

The following table sets forth the stock option shares activities under the Company’s 2016 Equity Incentive Plan for the years ended March 31, 2022, 2021 and 2020.

			Weighted
		Weighted	Average
		Average	Remaining		Aggregate
	Number of	Exercise	Life in	Grant Date	Intrinsic
	options	Price	Years	Fair Value	Value
		USD		USD	USD
Outstanding, March 31, 2019	4,986,078	1.18	1	3,403,827	7,954,959
Number of Exercise	(320,020)	1.03	1	(185,612)	—
Number of Expired, forfeited or cancelled	(345,104)	3.73	—	(237,392)	—

Outstanding, March 31, 2020	4,320,954	1.01	0.4	2,980,823	—
Number of Exercise	—
Number of Expired, forfeited or cancelled	(3,487,064)	0.96	—	(3,332,614)	—

Outstanding, March 31, 2021	833,890	1.23	—	(351,791)	—
Number of Expired, forfeited or cancelled	(242,492)	1.75	—	(253,337)	—

Outstanding, March 31, 2022	591,398	0.88	—	(605,128)	—

Vested and exercisable, March 31, 2020	4,298,787	0.97	—	2,646,781	—
Vested and exercisable, March 31, 2021	833,890	1.23	—	(351,791)	—
Vested and exercisable, March 31, 2022	591,398	0.88	—	(605,128)	—

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

During the year ended March 31, 2022, the Company granted 242,492 restricted stock units (“RSU”). One RSU represents three ordinary shares of the Company, and the RSU vested immediately. The Company satisfies RSU vesting through the issuance of new shares.

During the years ended March 31, 2022, 2021 and 2020, 242,492, 32,234 and 38,900 RSU has been vested.

Note 21 - SHARE-BASED COMPENSATION – (Continued)

2016 Equity Incentive Plan – (Continued)

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Restricted Shares	Weighted-average grant date fair value
		USD
Outstanding at March 31, 2018	—
Granted	616,700	9.26
Vested	(538,900)	9.26
Forfeited	—	—
Outstanding at March 31, 2019	77,800	9.26
Granted
Vested	(38,900)	9.26
Forfeited	(3,333)	9.26
Outstanding at March 31, 2020	35,567	9.26
Granted	—	—
Vested	(32,234)	9.26
Forfeited	(3,333)	—
Outstanding at March 31, 2021	—	—
Granted	727,476	1.62
Vested	(727,476)	1.62
Forfeited	—	—
Outstanding at March 31, 2022	—	—

The fair value of the stock options and RSUs on the grant date was approximately US$4.7 million. The Company accrues the compensation cost based on the number of awards that are expected to vest. The estimated forfeiture rate for the awards in fiscal years ended March 31, 2022, 2021 and 2020 is 10.5%, 13.04 and 13.04%. The forfeiture rate is estimated based on the historical employee turnover rates and expectations about the future.

Stock based compensation

For the years ended March 31, 2022, 2021 and 2020, the Company recognized US$391,625, US$55,468 and US$347,466 share-based compensation expense, respectively. As of March 31, 2022, there was no unrecognized compensation cost.

Note 22 – TREASURY STOCK

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

Note 23 – RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2022 and 2021, the restricted net assets that are not available for distribution amounted to approximately US$89.5 million and US$86.9 million, respectively, which was included in the additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2022 and 2021, the statutory reserves amounted to US$485,211 and US$469,473, which was included as retained earnings in the accompanying consolidated balance sheets.

Note 24 – COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2022 and 2021, no such contingent liabilities are assessed as probable.

Note 25 – SEGMENTS

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker is the Chief Executive Officer, who reviews the financial information of the separate operating segments when making decisions about allocating resources and assessing the performance of the group. Effective from March 2022, the Company has determined that it has two operating segments for purposes of allocating resources and evaluating financial performance, which consists of: (1) online marketplace and (2) health devices. Prior period numbers are broken down for comparative purpose.

The following tables present summary information by segment for the years ended March 31, 2022, 2021 and 2020:

	Online	Health
For the Year Ended March 31, 2022	marketplace	devices	Total
Net Revenues	$311,092	$6,000,000	$6,311,092
Cost of goods sold	—	5,394,866	5,394,866
Operating expenses	16,816,016	37,964	16,853,980
(Loss) income from operations	(16,504,925)	567,171	(15,937,754)
Depreciation and amortization	18,390	—	18,390
Total capital expenditures	$—	$—	$—

Note 25 – SEGMENTS (Continued)

	Online	Health
For the Year Ended March 31, 2021	marketplace	devices	Total
Revenues	$1,754,935	$—	$1,754,935
Operating expenses	32,659,283	—	32,659,283
Loss from operations	(30,904,348)	—	(30,904,348)
Depreciation and amortization	15,161	—	15,161
Total capital expenditures	$—	$—	$—

	Online	Health
For the Year Ended March 31, 2020	marketplace	devices	Total
Revenues	$6,914,474	$—	$6,914,474
Operating expenses	55,020,164	—	55,020,164
Loss from operations	(48,105,690)	—	(48,105,690)
Depreciation and amortization	120,520	—	120,520
Total capital expenditures	$200,360	$—	$200,360

Total assets as of:

	March 31,	March 31,
	2022	2021
Online marketplace	$22,942,806	$31,685,496
Health devices	27,736,978	—
Total Assets	$50,679,784	$31,685,496

Note 26 – SUBSEQUENT EVENTS

In early July 2022, both the four individuals and the Company agreed to terminated the Agreements in advance. On July 8, 2022, the four individuals returned a total of US$20.0 million and US$0.3 million interest.

On July 27, 2022, the Company and SOS Information Technology New York, Inc. (“SOS NY”) entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,515,778 of the principal amount together with all accrued but unpaid interest of US$356,822. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022.

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

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

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED BALANCE SHEETS

	As of March 31	As of March 31
	2022	2021
	USD	USD
ASSETS:
Cash	4,491	1,483,484
Prepayment and other assets	5,795	160,450
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	14,333,994	30,793,763
TOTAL ASSETS	14,344,280	32,437,697

LIABILITIES:
Accrued expenses and other current liabilities	60,675	161,882
Note payable	—	10,000,000
Due to related party	2,000,000	5,004,290
TOTAL LIABILITIES	2,060,675	15,166,172

SHAREHOLDERS’ EQUITY:
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized, 69,763,933 and 50,016,457 shares issued, 68,598,050 and 48,850,574 shares outstanding as of March 31, 2022 and 2021, respectively.)	6,976	5,002
Additional paid-in capital	71,021,898	49,330,571
Treasury stock	(3,988,370)	(3,988,370)
Deficit	(53,107,676)	(26,760,239)
Accumulated other comprehensive loss	(1,649,223)	(1,315,439)
TOTAL SHAREHOLDERS’ EQUITY	12,283,605	17,271,525
TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	14,344,280	32,437,697

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended March 31,
	2022	2021	2020
	USD	USD	USD
Equity in (loss) earnings of subsidiaries, VIEs and VIEs’ subsidiaries	(13,721,974)	(28,512,556)	(35,994,910)
General administrative expense and others	(3,129,090)	(4,714,433)	(6,013,633)
Impairment on long-term investments	—	(1,600,000)	(29,189,836)
NET (LOSS)	(16,851,064)	(34,826,989)	(71,198,379)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	1,454,319	3,942,157	(5,288,742)
COMPREHENSIVE (LOSS)	(15,395,414)	(30,884,832)	(76,487,121)

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2022	2021	2020
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	(16,851,064)	(34,826,989)	(71,198,379)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	13,721,974	28,512,556	35,994,910
Impairment on long-term investments	—	1,600,000	29,189,836
Share-based compensation	391,625	55,468	347,466
Changes in operating assets and liabilities:
Prepayments and other assets	154,654	(154,653)	344,195
Accrued expenses and other current liabilities	101,207	(40,618)	184,258
Interest payments on unsecured senior notes and short-term bank loan	(676,894)	(2,114,388)	—
NET CASH (USED IN) OPERATING ACTIVITIES	(3,158,498)	(6,968,624)	(5,137,714)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investment in subsidiaries, VIEs and VIE’s subsidiaries	—	—	(1,000,000)
Purchase of long-term investments	—	—	(14,594,918)
NET CASH (USED IN) IN INVESTING ACTIVITIES	—	—	(15,594,918)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering, net of offering costs	10,017,200	—	—
Exercise of share options	—	3	281,616
Principal payments on unsecured senior notes	(10,000,000)	(10,000,000)	—
Loan to subsidiaries, VIEs and VIE’s subsidiaries	(337,695)	—	—
Repayment from subsidiaries, VIEs and VIE’s subsidiaries	—	11,738,667	—
Repurchase of ordinary shares	—	—	(2,667,902)
Proceeds from related party	2,000,000	5,004,290	—
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	1,679,505	6,742,960	(2,386,286)
NET (DECREASE) IN CASH	(1,478,993)	(225,664)	(23,118,918)
CASH-beginning of year	1,483,484	1,709,148	24,828,066
CASH-end of year	4,491	1,483,484	1,709,148

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	—	—	—
Cash paid for interest	—	2,114,388	2,413,014

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I -CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Notes to condensed financial statements

1.	Akso Health, formerly known as Xiaobai Maimai Inc., was founded on April 25, 2016 in the Cayman Islands. The condensed full year results of the Company have been prepared assuming the Reorganization (see Note 1 in the consolidated financial statements) was in effect from November 1, 2016.
2.	The condensed financial statements of Akso Health have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries, VIEs and subsidiaries of VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the income (loss) of the subsidiaries and VIEs is presented as equity in (loss) earnings of subsidiaries and VIEs on the statement of operations.
3.	As of March 31, 2022 and 2021, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.
4.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The notes to consolidated financial statements disclosed certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.