Form 20-F
period 2023-03-31
Akso Health Group
filed 2023-07-14
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, Qianwan Bonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong) Tel: +86 152 1005 4919
(Address of principal executive offices)

Rui (Kerrie) Zhang, Chief Financial Officer

Telephone: +86 152 1005 4919

Email: ir@ahgtop.com

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing three ordinary shares, par value US$0.0001 per share)	AHG	Nasdaq Capital Market
Ordinary shares, par value US$0.0001 per share*		Nasdaq Capital Market

*Not for trading, but only in connection with the listing of the American depositary shares on the NASDAQ Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

68,598,050 ordinary shares, par value US$0.0001 per share, as of March 31, 2023.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing refl ect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADSs” are to our American depositary shares, each of which represents three ordinary shares;

●	“App”, “Xiaobai Maimai” are to Xiaobai Maimai application;

●	“big data” are to voluminous structured and unstructured data from multiple sources and in multiple formats;

●	“CAGR” are to compound annual growth rate;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong Special Administrative Region and the Macau Special Administrative Region, unless referening specific laws and regulatioins adopted by the PRC and other legal or tax matters only applicable to mainland China, and excluding, for the purposes of this annual report on Form 20-F only, Taiwan;

●	“CSRC” are to China Securities Regulatory Commission;

●	“GMV” or “Gross Merchandise Value” are to the value of confirmed orders of products and services on our platform, regardless of how, or whether, the buyer and seller settle the transaction;

●	“Hexin Digital” are to Hexin Digital Technology Co., Ltd.;

●	“Hexin E-commerce” are to Hexin E-Commerce Co. Ltd.;

●	“Hexin Fengze” are to Hexin Fengze Asset Management (Beijing) Co., Ltd.;

●	“Hexin Jinke” are to Hexin Jinke Group Co., Ltd.;

●	“Hexin Jiuding” are to Beijing Hexin Jiuding Technology Co., Ltd.

●	“Wusu Company” are to Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (formerly known as Wusu Hexin Internet Small Loan Co., Ltd.);

●	“Hexin Yongheng” are to Beijing Hexin Yongheng Technology Development Co., Ltd.;

●	“Kuaishangche” are to Kuaishangche Automobile Leasing Co., Ltd.;

●	“Akso Online MediTech” are to Akso Online MediTech Co., LTD.

●	“MAU” are to monthly active users;

●	“MIIT” are to the Ministry of Industry and Information Technology;

●	“Ordinary shares” are to our ordinary shares of par value US$0.0001 per share;

●	“Our former variable interest entities” or “former VIEs” are to Hexin Jiuding, Wusu Company and Hexin Digital;

●	“PCAOB” are to the Public Company Accounting Oversight Board;

●	“Platforms” are to the e-commerce platforms that Hexin Digital cooperates with;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SAMR” are to the PRC State Administration for Market Regulation (formerly known as the SAIC);

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“Akso Health,” “our company”, or “the Company” are to Akso Health Group (formerly known as Xiaobai Maimai Inc.), an exempted company incorporated in the Cayman Islands with limited liability.

●	“we,” “us,” “our company” and “our” refer to Akso Health Group and its consolidated subsidiaries.

Exchange Rate Information

Our business is conducted in both China and the United States, and our financial records are maintained in RMB, our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023, the last business day of the fiscal year of 2023. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 7 , 2023, the exchange rate was RMB 7.2205 to US$1.00.

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

ITEM 3. KEY INFORMATION

Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated Entities

We conduct our business primarily through our U.S. subsidiaries, and PRC subsidiaries in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, all of our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company, our subsidiaries, including, business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License. All of our PRC subsidiaries are required to obtain, and have obtained, their respective Business Licenses. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required by the PRC government authorities for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions to operate our business in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China.”

Furthermore, we are subject to PRC rules and regulations relating to overseas listing and securities offering, and a substantial extension of the PRC government’s oversight over our business operations or overseas listings may hinder our ability to offer or continue to offer our securities. Under current PRC laws, regulations and regulatory rules, we and our PRC subsidiaries may be required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, in connection with any future offering and listing on overseas capital markets.

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Measures,” and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Based on the foregoing, as of the date of this annual report, we are currently not required to complete the filing procedures and submit the relevant information to the CSRC.

Based on PRC laws and regulations effective as of the date of this report and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that, as of the date of this report, we, our PRC subsidiaries are not required to obtain any permission from the CSRC, the CAC, or any other PRC authority in connection with the listing or trading of our Ordinary Shares in foreign stock exchanges. As of the date of this annual report, we and our PRC subsidiaries have not received any inquiry, notice, warning or objection in relation to the listing or trading of our securities on Nasdaq from the CSRC, the CAC or any other PRC authorities. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, restrictions on or delays to our future financing transactions, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, and results of operations,” and “Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Holding Foreign Companies Accountable Act (HFCAA)

Our ADSs may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, OneStop Assurance PAC (“OneStop”), is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ADSs and trading in our ADSs could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our auditor is based in the Singapore and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our ADSs to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two” for more information,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.”

Cash and Other Assets Transfers within our Organization

As of the date of this annual report, our current corporate structure does not contain any variable interest entity in mainland China and we do not have intention establishing any VIEs in mainland China in the future.

Cash may be transferred within our organization in the following manner: (i) we may transfer funds to our subsidiaries, including our PRC subsidiaries, by way of capital contributions or loans, through intermediate holding companies or otherwise; and (ii) our subsidiaries, including our PRC subsidiaries, may make dividends or other distributions to us through intermediate holding companies or otherwise.

The following table describes transfers among us, our subsidiaries and the former VIEs made during the periods presented:

Year Ended March 31, 2023
(US$ in millions)
Capital contributions from us to our offshore subsidiaries(1)	—
Loans from us to our offshore subsidiaries	—
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	—
Loans from us or our offshore subsidiaries to PRC subsidiaries	—
Loans from our subsidiaries to the former VIEs, net	—
Other amounts paid by our subsidiaries to the formerVIEs(2)	—
Other amounts paid by former VIEs and their subsidiaries to our subsidiaries	—

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.
(2)	Cash paid by one of our Hong Kong subsidiaries to one of our former VIEs for services rendered.

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

Under the Cayman Islands law, we are permitted to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, and we are permitted to pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business. Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time. See “D. Risk Factors — Risks Related to Our ADS — We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment.”

We Healthy Limited (“We Health HK”) is permitted under the laws of Hong Kong to provide funding to Akso Health, the holding company incorporated in Cayman Islands through dividend distribution without restrictions on the amount of the funds. Both Akso Health and We Health HK currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on We Health HK’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Akso Health and adversely affect our business. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of HKD into foreign currencies and the remittance of currencies out of Hong Kong.

On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The aggregated dividend payments to shareholders amounted to US$19,547,532 in the fiscal year ended March 31, 2019. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

A. [Reserved]

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

We may experience unexpected changes in business conditions, creating additional capital and financing needs. We believe that our current cash and cash equivalents, anticipated cash flows from operating activities, and the loans from third parties or our related parties will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months. However, we may need additional sources of liquidity if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or otherwise. If our available cash and cash equivalents on hand are insufficient to cover our expected cash requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in dilution to our shareholders. We cannot guarantee that financing will be available to us under terms acceptable to us, or at all.

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended March 31, 2023. Our management has concluded that our internal control over financial reporting was effective as of March 31, 2023. See “Item 15. Controls and Procedures.”

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

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

As an auditor of companies that are registered with the SEC and publicly traded in the United States and a firm registered with the PCAOB, our auditor is required under the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards.

Although we operate part of of our business in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, OneStop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCA Act”), which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks. On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year (as defined in the interim final rules) under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Under the HFCA Act, our securities may be prohibited from trading on Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, OneStop Assurance PAC, is headquartered in Singapore, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based in the Singapore and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Class A ordinary shares and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ADSs could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreements with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governs inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. Delisting of our ADSs would force holders of our ADSs to sell their ADSs. The market price of our ADSs could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, as well as negative investor sentiment towards, companies with significant operations in China that are listed in the United States, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

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

We are subject relating various risks and costs associated with to the collection, use, sharing, retention, security, and transfer of confidential and private information, such as personal information and other data. This data is wide ranging and relates to our customers and any other third parties. Our compliance obligations include those relating to the Data Protection Act (As Revised) of the Cayman Islands and the relevant PRC laws in this regard. These PRC laws apply not only to third-party transactions, but also to transfers of information among us and our PRC subsidiaries, and other parties with which we have commercial relations. These laws continue to develop, and the PRC government may adopt other rules and restrictions in the future. Non-compliance could result in penalties or other significant legal liabilities.

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

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations.

On August 8, 2006, six PRC regulatory agencies, including the MOFCOM, the State-Owned Assets Supervision and Administration Commission, or the SASAC, the SAT, the State Administration for Industry and Commerce, or the SAIC, the CSRC, and the State Administration of Foreign Exchange, or the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle that is controlled by PRC domestic companies or individuals and that has been formed for the purpose of an overseas listing of securities through acquisitions of PRC domestic companies or assets to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC legal counsel, Hebei Changjun Law Firm that the CSRC approval is not required for the listing and trading our ADSs on the Nasdaq Capital Market because Qingdao Akso Health Management Co., Ltd., or our WFOE was incorporated as a foreign-invested enterprise by means of foreign direct investments rather than by merger with or acquisition of any PRC domestic companies as defined under the M&A Rules. There can be no assurance that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC legal counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for our offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules that would require us to obtain CSRC or other governmental approvals for our offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, or other actions that could have a material and adverse effect on our business, reputation, financial condition, results of operations, prospects, as well as the trading price of the ADSs. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt our offering before settlement and delivery of the Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you would be doing so at the risk that the settlement and delivery may not occur. In addition, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring us to obtain their approvals for our offering, we may be unable to obtain waivers of such approval requirements. Any uncertainties or negative publicity regarding such approval requirements could materially and adversely affect the trading price of our ADSs.

As of the date of this annual report, as advised by our PRC counsel, Hebei Changjun Law Firm, we and our subsidiaries, (1) currently are not required to obtain permissions from any PRC authorities to list or trade our ADSs in foreign stock exchanges, (2) are not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which will take effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

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

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

The trading price of our ADSs has ranged from US$0.2 to US$1.85 per ADS in fiacal year 2023. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2023, we had 68,598,050 ordinary shares outstanding. Among these shares, 38,675,000 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

We have adopted our 2023 Equity Incentive Plan which was approved by our shareholders at our 2023 annual general meeting of shareholders held on June 19, 2023, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We have registered certain ordinary shares that we may issue under our share incentive plans and intend to register all ordinary shares that we may issue under our share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2023 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2023 or any future taxable year.

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

As a public company, we incur additional legal, accounting and other expenses as a public reporting company. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Global Market, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

On November 3, 2017, our ADSs commenced trading on the NASDAQ Global Market under the symbol “HX.”

As part of our strategy to expand our investment, in June 2018, we incorporated HX Asia Investment Limited (“HX Asia”), a wholly-owned subsidiary in the British Virgin Islands, to acquire a 19.99% equity stake in Musketeer Group Inc, an Indonesian online lending platform that offers consumption instalment loans. We completed the acquisition in August 9, 2018 as part of our strategy to explore overseas opportunities by leveraging our extensive experience and expertise in new high-growth markets.

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

In January 2019, we incorporated HX China Investment Limited (“HX China”), also our wholly-owned subsidiary in the British Virgin Islands, for the purpose of acquiring a 5.88% equity stake in Phoenix Intelligent Credit Group Ltd. As part of that acquisition, we established Tianjin Haohongyuan in China in May 2018 to synergize the investment by way of providing loan assistance functions such as borrower assessment to Phoenix Intelligent Credit Group Ltd. At the time of our acquisition, Phoenix Intelligent Credit Group Ltd was an operator of one of China’s leading P2P lending platforms and a wholly-owned subsidiary of Phoenix Financial Group Ltd., which was unrelated to us.

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

On January 3, 2022, we incorporated Akso Remote Medical Consultation Center Inc. in Wyoming.

On January 26, 2022, we established Qingdao Akso Health Management Co., Ltd, which is a wholly-owned subsidiary of We Healthy Limited (“Qingdao Akso”).

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

On May 10, 2023, the Company, HX Asia, HX China, and Hexindai HK (together with HX Asia and HX China, the “Targets”), and Umbrella Capital Investment Co., Ltd, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”). The Disposition closed on May 19, 2023. Upon the closing of the Disposition, the Buyer became the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target.

Corporate Information

Our principal executive offices are located at Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, QianwanBonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong). Our telephone number at this address is +86 152 1005 4919. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801, 2nd Avenue, Suite 403, New York, NY 10017.

B.	Business Overview

The Company currently operates in healthcare equipment and products trading. Since 2020, we started transitioning from an online loan facilitator into a social e-commerce platform operator in China, offering high-quality and affordable branded products. Since the fourth quarter of 2021, the Company started exploring healthcare equipment and product trading and related healthcare services business. Management expects steady growth of the healthcare segment given management’s intentional allocation of more resources to this segment. In May 2023, the Company entered into a Disposition SPA to dispose the social e-commerce business.

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

In August 2020, Xiaobai Maimai underwent an upgrade to offer an even wider variety of high-quality products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On Xiaobai Maimai App, customers can easily compare superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for customers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the application. As of June 30, 2022, Xiaobai Maimai had approximately 288,858 active customer accounts (an active customer account refers to a customer account that has made at least one purchase) since its launch. In May 2023, the Company entered into a Disposition SPA to dispose the social e-commerce business.

Healthcare equipment and products trading and radiation oncology service business

Sales of medical devices

Through our operating subsidiaries, Akso Online Meditech and Qingdao Akso, we are mainly specialized in the sales of medical devices both in China and in the United States.

On January 4, 2022, we incorporated Akso Online MediTech in the State of Wyoming and have begun the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech since March, 2022. Akso Online Meditech has entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier in Hong Kong and sells these test kits to distributors in the United States.

Since April 2022, the Company has engaged in the sale of medical devices such as defibrillators and anesthesia laryngoscope through its subsidiary, Qingdao Akso, in China. Qingdao Akso purchases these medical devices in bulk from its suppliers and distributes the products to downstream distributors and end-users.

Pursuant to the Regulation on the Supervision and Administration of Medical Devices (2021 Revision) promulgated on January 4, 2000 and came into effect on June 1, 2014 (the “Supervision and Administration of Medical Devices”), which was latest amended on February 9, 2021 and came into effect on June 1, 2021, medical devices are classified into the following three categories based on the degree of risk.

●	“Class I medical devices” means the medical devices with low risks, whose safety and effectiveness can be ensured through routine administration. As of September 30, 2022, we and our subsidiaries do not sell Class I medical devices.

●	“Class II medical devices” means the medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness. For example, the anesthesia laryngoscope that Qingdao Akso currently may sell are Class II medical devices.

●	“Class III medical devices” means the medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness. For example, the defibrillators Qingdao Akso currently may sell are Class III medical devices.

Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive a Class II Medical Device Selling Record Certificate upon satisfaction of filing requirement and no pre-approval of authorities is needed. Operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive a Class III Medical Device Operation License upon the authorities’ approval. A Class II Medical Device Selling Record Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities. A Class III Medical Device Operation License is valid for five years and may be renewed six months prior to its expiration date.

As of the date of this annual report, Qingdao Akso has received from the PRC authorities all requisite licenses, permissions or approvals needed to engage in the resale of medical devices businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License (as defined below). Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the resale of Class II medical devices are subject to filing administration and will receive a Class II medical device selling record certificate upon satisfaction of filing requirement and no pre-approval of the authorities is needed (the “Class II Medical Device Selling Record Certificate”). Operators engaged in the resale or distribution of Class III medical devices are subject to pre-approval licensing administration and will a receive medical device operation license upon the authorities’ approval (the “Class III Medical Device Operation License”). A Class III Medical Device Operation License is valid for five years and may be renewed six months prior to its expiration date. A Class II Medical Device Selling Record Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities. Qingdao Akso obtained a Class II Medical Device Selling Record Certificate on Feburay 25, 2022 , and a Class III Medical Device Operation License, and such license expired on March 2, 2022.

Revenue attributable to the sales of medical equipment for the fiscal year ended March 31, 2023 was $13.2 million, representing 100% of the Company’s total revenue.

Akso Health’s radiation oncology services business

On September 24, 2021, the Board of Directors approved our new business plan to enter the radiation oncology services market in the U.S. On September 26, 2021, we signed a product purchase agreement with a third-party supplier to purchase equipment for the new cancer therapy and radiation oncology business. The total price of the equipment was approximately US$12.7 million. We prepaid 80% of the purchase price and planned to pay the balance after the equipment was received and installed. In February 2022, affected by the continuous influence of COVID-19 and the global chip shortage, we terminated the purchase agreement and the prepayment for equipment purchase has been refunded. We intend to keep pursuing business opportunities in this sector under the guidance of Dr. Yingxian Liu.

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

Our Suppliers

Our subsidiaries source the medical devices, such as COVID-19 Rapid Antigen test kits, defibrillators and anesthesia laryngoscope, from its supplier in mainland China and Hong Kong.

Our subsidiaries enter into purchase agreements with the supplier in the ordinary course of business. Prices vary depending on the specific items they purchase in each purchase agreement. None of our subsidiaries have long-term agreements that obligate their supplier to continue supplying it with medical devices over the long term. Relationships with suppliers are subject to change from time to time. Changes in relationships with suppliers in the future could positively or negatively impact our subsidiaries’ net sales and operating profits. We believe our subsidiaries can be successful in mitigating negative effects resulting from unfavorable changes in the relationships with suppliers through, among other things, the development of new or expanded supplier relationships.

We currently have one significant supplier, Qingdao Yongbaoyun Technology Co., Ltd.,s which represents 97.3% of our total purchases for the fiscal year ended March 31, 2023.

Our Customers

Our medical devices business which includes the sale of COVID-19 Rapid Antigen test kits, defibrillators and anesthesia laryngoscopes primarily target medical product dealers and end-users such as hospitals. We do not currently have any long-term sale contracts with our customers. Our three main customers are Syndicate One Group, Xuzhou Bowei Medical Equipment Co., Ltd. and Faith Group, which represented approximately 59.5%, 11.1% and 10.1% of our total revenues for the fiscal year ended March 31, 2023.

Competition

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

iHealth COVID-19 Test Kit Business in the United States

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

Sales of Medical Devices

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete or plan to compete with manufacturers and distributors of medical devices. Some of these competitors are large, well-capitalized companies with significantly greater market share and resources than we have. As a consequence, they are able to spend more on product development, marketing, sales and other product initiatives than we can. We also compete with smaller medical device companies that have single products or a limited range of products.

We believe that the principal competitive factors in our industry are:

●	pricing;

●	name recognition;

●	product quality and selection;

●	product functionality, reliability and compatibility;

●	relations with healthcare professionals and customers;

●	distribution networks;

●	financial and human resources for sales and marketing; and

●	additional lines of products and the ability to offer rebates or bundle products to offer greater discounts or other incentives.

Intellectual Property

We have registered a website at http://www.ahgtop.com/en/index.html.

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

Regulation and Classification of Medical Devices

Pursuant to the Regulations on the Supervision and Administration of Medical Devices promulgated on January 4, 2000 and came into effect on June 1, 2014 (the “Supervision and Administration of Medical Devices”), which was latest amended on February 9, 2021 and came into effect on June 1, 2021, the National Medical Products Administration shall be responsible for the national administration and supervision of medical devices and its local counterparts are responsible for the local administration and supervision of medical devices.

Under this regulation, medical devices have been classified into three categories based on the degree of risk. Class I medical devices shall refer to those devices with low level of risks and whose safety and effectiveness can be ensured through routine administration. Class II medical devices shall refer to those devices with moderate risks that must be strictly controlled and regulated to ensure their safety and effectiveness. Class III medical devices shall refer to those devices with relatively high risks that must be strictly controlled and regulated through special measures to ensure their safety and effectiveness.

Operation of Medical Devices

Pursuant to the Supervision and Administration of Medical Devices, and the Administrative Measures on the Operation Supervision of Medical Devices, promulgated on July 30, 2014, and came into effect on October 1, 2014, then amended on March 10, 2022, and came into effect on May 1, 2022, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the operation of Class II medical devices are subject to filing administration and will receive a Class II Medical Device Selling Record Certificate upon satisfaction of filing requirement and no pre-approval of the authorities is needed. In addition, the operators are required to guarantee the safety and effectiveness of Class II medical devices, or the record-filing shall be canceled, and an announcement shall be made. While operators engaged in the operation of Class III medical devices are subject to pre-approval licensing administration and will receive a Class III Medical Device Operation License upon the authorities’ approval. A Class III Medical Device Operation License is valid for five years and may be renewed six months prior to its expiration date. A Class II Medical Device Selling Record Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities.

To engage in business operations of medical devices, the following requirements shall be met (a qualifying enterprise must have):

●	A quality control institution or staff corresponding to the business scope and scale, and the staff shall have relevant education or professional titles certified by the state.

●	An operation and storage premise corresponding to the business scope and scale.

●	Storage conditions corresponding to the business scope and scale; warehouses are not required if all storage is commissioned to other operators of medical devices.

●	A quality control system corresponding to the medical devices concerned.

●	Capability for professional guidance, technical training and after-sale service corresponding to the medical devices it operates; or it has come into an agreement on technical support with a relevant institution.

An enterprise to be engaged in business operations of Class III medical devices shall also have a computerized information management system compliant with quality standards to ensure traceability of products. An enterprise to be engaged in business operations of Class I or Class II medical devices is encouraged to set up such a system.

Advertisements of Medical Devices

Pursuant to the Regulations on Tentative Measures for the Censorship of Advertisement for Drugs, Medical Devices, Dietary Supplements, Food Formula for Special Medical Purpose promulgated by SAMR on December 24, 2019 and came into effect on March 1, 2020, the State Administration for Market Regulation is responsible for organizing and guiding the review of advertisements for drugs, medical devices, health foods and formula foods for special medical purposes. The administrations for market regulation and drug administrations of all provinces, autonomous regions and centrally administered municipalities shall be responsible for the review of advertisements for drugs, medical devices, health food and formula food for special medical purposes, and may entrust other administrative authorities to implement review of advertisements pursuant to the law.

The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest validity period of the product registration certificate, filing certificate or production license. If no valid period is prescribed in the product registration certificate, filing certificate or production license, the valid period of the advertisement approval number shall be two years.

Advertisements for drugs, medical devices, health food and formula food for special medical purposes shall be true and legitimate and shall not contain any false or misleading contents. Advertisers shall be responsible for the veracity and legitimacy of the contents of advertisements for drugs, medical devices, health food and formula food for special medical purposes.

Regulation on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record. As of the date of this annual report on Form 20-F, we have no registered trademarks.

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

M&A Rules and Regulations Relating to Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the CSRC, MOFCOM, the State-owned Assets Supervision and Administration Commission, the SAT, the State Administration of Industry and Commerce and SAFE, adopted the M&A Rules, which became effective on September 8, 2006, and were amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise, when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets, or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. As for merger and acquisition of a domestic company with a related party relationship by a domestic company, enterprise or natural person in the name of an overseas company legitimately incorporated or controlled by the domestic company, enterprise of natural person, such merger and acquisition shall be subject to examination and approval of MOFCOM. The parties involved shall not use domestic investment by foreign investment enterprises or other methods to circumvent the requirement of examination and approval.

Pursuant to the Manual of Guidance on Administration for Foreign Investment Access, which was issued and became effective on December 18, 2008 by MOFCOM, notwithstanding the fact that (i) the domestic shareholder is connected with the foreign investor or not, or (ii) the foreign investor is the existing shareholder or the new investor, the M&A Rules shall not apply to the transfer of an equity interest in an incorporated foreign-invested enterprise from the domestic shareholder to the foreign investor.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. The Opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection.

On February 17, 2023, the CSRC promulgated the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following its submission of initial public offerings or listing application. If a domestic company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

The Trial Measures establish a list outlining the circumstances where a PRC enterprise is prohibited from offering and listing securities overseas, and the CSRC has the authority to block offshore listings that: (i) are explicitly prohibited by laws; (ii) may endanger national security as determined by relevant competent departments under the State Council; (iii) involve criminal offenses that disrupting PRC economy such as corruption, bribery, embezzlement, or misappropriation of property by the issuer, the controlling shareholder, and/or actual controller in the recent three years; (iv) involve the issuer under investigations for suspicion of criminal offenses or major violations of laws and regulations; or (v) involve material ownership disputes over the shares held by the controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. An issuer seeking direct or indirect overseas listing is also required to undergo national security review or obtain clearance from relevant authorities if necessary before making any application with overseas regulator or listing venue. Where an overseas securities regulator investigates and collects evidence relating to the overseas offering and listing of a PRC enterprise and related activities, and requests the CSRC for cooperation in accordance with the cross-border supervision and management cooperation mechanism, the CSRC may provide necessary assistance according to law and based on the principle of reciprocity. Our application for listing in Nasdaq does not fall under the circumstance that such overseas listing is prohibited by the Trial Measures, nor do we need to go through the review such as security review or clearance approval from relevant authorities.

According to the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Trial Measures (namely, March 31, 2023) shall be deemed as Existing Issuers. Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their indirect overseas offering and listing prior to March 31, 2023 but have not yet completed their indirect overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their indirect overseas offering and listing within such six-month period are deemed as Existing Issuers and are not required to file with the CSRC for their indirect overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their indirect overseas issuance and listing, they shall complete the filing procedures with the CSRC.

Based on the foregoing, we are currently not required to complete the filing procedures pursuant to the Trial Measures. However, in the event that we undertake new offerings or fundraising activities in the future, we may be required to complete the filing procedures.

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company, our subsidiaries, or the VIEs to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

D. Property, Plant and Equipment

Our headquarters are located in Qingdao. We lease our premises from unrelated third parties free of charge. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

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

On January 26, 2022, we incorporated Qingdao Akso in Shandong Province, China and have begun the sales of medical devices through Qingdao Akso since April 2022. Qingdao Akso has entered into supply agreements to purchase medical devices such as defibrillators, anesthesia laryngoscope from its supplier and sells these devices to distributers or end-users in China.

Our net revenues were US$ nil, US$6.0 million and US$13.2 million for the fiscal years ended March 31, 2021, 2022, and 2023, respectively. We had net losses of US$34.8 million, net losses of US$16.8 million and net loss of US$1.2 million for the years ended March 31, 2021, 2022, and 2023, respectively, respectively.

The Company currently operates in healthcare equipment and products trading segment. Since 2020, we started transitioning from an online loan facilitator into a social e-commerce platform operator in China, offering high-quality and affordable branded products. Since the fourth quarter of 2021, the Company started exploring healthcare equipment and product trading and related healthcare services business. Management expects steady growth of the healthcare segment given management’s intentional allocation of more resources to this segment. In May 2023, the Company disposed its social e-commerce business.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of commission service from social from social E-commerce business and interest income from mecrolending business and other related services for the fiscal years ended March 31, 2021 and 2022 and 2023 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of income tax, were losses of USD33.7 million, losses of USD12.7 million and income of USD 11.8 million for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

Key Components of Results of Operations

Revenues

Revenues are from the sale of medical devices business. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	2021		2022		2023
		% of		% of		% of
	(US$)	revenues	(US$)	revenues	(US$)	revenues
Revenues
Sale of medical devices	—	—	6,000,000	100.0	13,186,525	100.0%
Total revenues	—	—%	6,000,000	100.0%	13,186,525	100.0%
Business and sales related taxes	—	—%	—	—%	4,964	0.1%
Net Revenues	—	—	6,000,000	—	13,181,561	—

Sale of medical devices

Started in February 2022, throught its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. Since April 2022, through its subsidiary Qingdao Akso Health Management Co., Ltd, the Company started its sales of medical devices business in China domestic market. Qingdao Akso purchases mecical devices in quantity and distribute producet parimrily to meical products dealers or end-users such as hospitals. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

Cost of goods sold

Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kit,defibrillators and anesthesia laryngoscope related to the sale of medical devices..

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses, general and administrative expenses,finance cost and share-based compensation. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2021	2022	2023
	US$	US$	US$
Operating expenses
Sales and marketing expenses	—	—	6,661
General and administrative expenses	2,031,160	2,669,834	15,529,182
Finance cost	2,154,621	804,138	—
Share-based compensation	55,468	391,625	—
Total operating expenses	4,241,249	3,865,597	15,535,843

Sales and marketing expenses

Sales and marketing expenses consist primarily of expenses for building our brand recognition and opening up new market related to our sales of medical devices business.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our management, professional service fees and provisions made for uncollected receivables.

Finance cost

Finance cost consists primarily of interest expenses for loans from related parties and senior notes.

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

	For the Fiscal Years Ended March 31,
	2021	2022	2023
	US$	US$	US$
NET REVENUES	—	6,000,000	13,181,561
Cost of goods sold	—	5,394,866	11,912,571
Gross Profit	—	605,134	1,268,990
OPERATING EXPENSES
Sales and marketing	—	—	6,661
General and administrative	2,031,160	2,669,834	15,529,182
Finance cost	2,154,621	804,138	—
Share-based compensation	55,468	391,625	—
Total operating costs and expenses	4,241,249	3,865,597	15,535,843
LOSS FROM CONTINUING OPERATIONS	(4,241,249)	(3,260,463)	(14,266,853)
Total other income (loss), net	(52,078)	(747,818)	1,200,364
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(4,293,327)	(4,008,281)	(13,066,489)
Provision for income tax	—	92,816	17,549
NET LOSS FROM CONTINUING OPERATIONS	(4,293,327)	(4,101,097)	(13,084,038)
Net (loss) income from discontinued operations, net of income taxes	(33,698,464)	(12,748,636)	11,836,612
Gain from disposal of discontinued operations, net of income taxes	3,164,802	—	—
Total (loss) income from discontinued operations	(30,533,662)	(12,748,636)	11,836,612
NET LOSS	(34,826,989)	(16,849,733)	(1,247,426)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

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

The following table sets forth our revenues breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2021	2022	2023
	(US$)	(US$)	(US$)
Revenues(1)
Sale of medical devices	—	6,000,000	13,186,525
Total revenues	—	6,000,000	13,186,525
Business and sales related taxes	—	—	4,964
Net Revenues	—	6,000,000	13,181,561

(1)	Represents amounts net of VAT.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

Net revenues Net revenues generated for the fiscal year ended March 31, 2023 was US$13.2 million, representing an increase of 119.7% from US$6.0 million for the fiscal year ended March 31, 2022. The Compmay’s revenue generated from its new business for the sales of medical devices, which was initially started in US market in January 2022, and since April 2022, the Company started its business in PRC domestic market.

Cost of goods sold Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kit, defibrillators and anesthesia laryngoscope related to the sale of medical devices..

Operating expenses Total operating costs and expenses for the fiscal year ended March 31, 2023 were US$15.5 million, an increase of 301.9% from US$3.9 million for the fiscal year ended March 31, 2022. The increase was primarily due to a increase in general and administrative expenses.

●	Sales and marketing expenses Sales and marketing expenses for the fiscal year ended March 31, 2023 were US$ 6,661, compared to nil for the fiscal year ended March 31, 2022. The inccrease was primarily due to expenses related to the Company’s brand building and market development for its new business.

●	General and administrative expenses General and administrative expenses for the fiscal year ended March 31, 2023 were US$15.5 million, a increase of 481.7% from US$2.7 million for the fiscal year ended March 31, 2022. The increase was primarily attributable to the increase of provisions made for the uncollected receivables.

●	Finance cost Finance cost for the fiscal year ended March 31, 2023 was nil compared with US$0.8 million for the fiscal year ended March 31, 2022.

●	Share-based compensation Share-based compensation for the fiscal year ended March 31, 2023 was nil, compared with US$0.4 million in the fiscal year ended March 31, 2022 The decrease was attributable to increase in the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan.

Total other income (expense) Our other income was US$1.2 million for the fiscal year ended March 31, 2023, compared with other loss of US$0.7 million in the fiscal year ended March31, 2022, the increase was primarily attributable to exchange gain.

Provision for income tax Our income tax expense was US$17,549 for the fiscal year ended March 31, 2023, as compared to US$92,816 for the fiscal year ended March 31, 2022.

Net (loss) from continuing operations Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2023, was US$13.1 million, compared to US$4.1 million in the same prior period of fiscal year 2022. Net loss from continuing operations was mainly resulted from general and administrative expenses.

Net income (loss) from discontinued operations, net of income taxes Net income from discontinued operations, net of income taxes, for fiscal year ended March 31, 2023, was US$11.8 million , compared to a loss of US$12.7 million in the prior period.

Net loss As a result of the above factors, we had net loss of US$1.2 million for the fiscal year ended March 31, 2023, compared to net loss of US$16.8 million for the fiscal year ended March 31, 2022.

Fiscal Year Ended March 31, 2022 Compared to Fiscal Year Ended March 31, 2021

Net revenues Net revenues generated for the fiscal year ended March 31, 2022 was US$6.0 million, increased from nil in the fiscal year ended March 31, 2021. The Compmay’s revenue generated from its new business for the sales of medical devices, which was initially started in US market in January 2022, and since April 2022, the Company started its business in PRC domestic market.

Cost of goods sold Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kit related to the sale of medical devices.

Operating costs and expenses Total operating expenses for the fiscal year ended March 31, 2022 were US$3.9 million, a decrease of 8.9% from US$4.2 million for the fiscal year ended March 31, 2021. The decrease was primarily due to a decrease in finance costs.

●	General and administrative expenses General and administrative expenses for the fiscal year ended March 31, 2022 were US$2.7 million, an increase of 32.8% from US$2.0 million for the fiscal year ended March 31, 2021. The increase was primarily attributable to the increase of staff costs and professional service fee.

●	Finance cost Finance cost for the fiscal year ended March 31, 2022 was US$0.8 million, a decrease of 62.7% from US$2.2 million for the fiscal year ended March 31, 2021 due to the repayment of US$10.0 million principal in December 2020.

●	Share-based compensation Share-based compensation for the fiscal year ended March 31, 2022 was US$0.4 million, a decrease of 606.0% from US$55,468 for the fiscal year ended March 31, 2021. The decrease was attributable to increase in the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan.

Total other expenses Our other expense was US$0.7 million for the fiscal year ended March 31, 2022, as compared to other loss of US$52,078 for the fiscal year ended March 31, 2021, the increase was primarily due to exchange loss.

Provision for income tax  Our income tax expense was US$92,816 for the fiscal year ended March 31, 2022, as compared to nil for the fiscal year ended March 31, 2021. The income tax was primarily resulted from medical devices business.

Net loss from continuing operations Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2022, was US$4.1 million, compared to US$4.3 million in the same prior period of fiscal year 2021. Net loss from continuing operations was mainly resulted from general and administrative expenses.

Net loss from discontinued operations, net of income taxes Net loss from discontinued operations, net of income taxes, for fiscal year ended March 31, 2022, was US$12.7 million, compared to a loss of US$33.7 million in the prior period.

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

Changes in Financial Position

As of March 31, 2023, our cash and cash equivalents were US$7.9million, representing an decrease of US$10.5 million from US$18.4 million as of March 31, 2022, mainly due to an increase in cash used in financing activities. For the fiscal year ended March 31, 2022, our net cash used in financing activities was US$27.5 million, compared to net cash genereated from financing activities of US$34.8 million for the fiscal year ended March 31, 2022, primarily attributable to the repayment of loan from related party.

As of March 31, 2022, our cash and cash equivalents were US$18.4 million, representing an increase of US$16.9 million from US$1.5 million as of March 31, 2021, mainly due to an increase in cash generated from financing activities. For the fiscal year ended March 31, 2022, our net cash generated from financing activities was US$34.8 million, compared to that of US$9.0 million for the fiscal year ended March 31, 2021, primarily attributable to the proceeds from the private placement.

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

B. Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, the loans from third parties and shareholder, and proceeds from private placement and short term loan from SOS Information Technology New York, Inc. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2021, 2022 and 2023, we had US$1.5 million, US$18.4 million and US$7.9 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2021, 2022 and 2023, our working capital (excluding the amount due from related parties) amounted to US$20.2 million US$12.2 million and US$8.8 million, respectively. We believe that our current cash, cash flows provided by operating activities and net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

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

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon direct and indirect dividends paid by our subsidiaries and consolidated affiliated entities. If any of our subsidiaries or consolidated affiliated entities or any newly formed subsidiaries or consolidated affiliated entities incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated entities are permitted to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, except for our joint venture, are required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve. Our PRC subsidiaries and consolidated entities may also set aside a portion of their respective after-tax profits to fund the employee welfare fund at the discretion of the board of directors or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries or consolidated affiliated entities, as applicable.

C. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

D. Critical Accounting Estimates.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Yilin (Linda) Wang	37	Chairwoman and Chief Executive Officer
Rui (Kerrie) Zhang	40	Chief Financial Officer
Wenjuan (Vivian) Liu	37	Director
Non-Executive Directors:
Stephen P. Brown	64	Independent director
Zhe Liu	39	Independent director
Gerald (Jerry) T. Neal	72	Independent director

Executive Officers

Ms. Yilin (Linda) Wang, aged 37, has served as our chief executive officer since October 2021. From September 2021 to October 2021, Ms Wang served as the Co-CEO of the Company. Ms Wang has extensive years of experience in corporate management. She is an information technology expert and has rich professional experience in medical health, health management and medical technology-related businesses. Ms. Wang has served as the Director and CEO of SOS Information Technology Co., Ltd., a wholly-owned subsidiary of SOS Limited (NYSE: SOS) since March 2016, and has been the founder and CEO of Shijiazhuang Weigou Information Technology Co., Ltd., since November 2010. Ms. Wang obtained her bachelor’s degree in management from the Hebei University of Science & Technology, China, and a master’s degree in science and engineering management from the Hebei Dizhi University, China.

Ms. Rui (Kerrie) Zhang, aged 40, has served as our chief financial officer since August 2019. Ms. Zhang joined the Company in 2017 where she served as our financial reporting director. From May 2016 to April 2017, Ms. Zhang served as the strategy development director and board secretary for Shanghai AkPurna Investment Management Co., Ltd., Akcome’s fintech platform, where she was responsible for formulating and developing the company’s long-term strategy, operational planning, and providing ongoing support to the Board of Directors. From April 2011 to May 2016, Ms. Zhang served in various departmental roles including board secretary, project investment manager, investor relations manager, and group finance manager at ReneSola Ltd. (NYSE: SOL) where she helped create and improve their corporate governance framework. Ms. Zhang received a bachelor’s degree in business administration from Northwest University for Nationalities and a master’s degree in professional accounting from the University of Sydney.

Ms. Wenjuan (Vivian) Liu, aged 37, was appointed as our director on July 14, 2021. Ms. Liu has served as the Chief Executive Officer of Hebei Chuangjie Technology Co., Ltd. since August 2018. From May 2015 to July 2018, Ms. Liu served as the Key Client Manager of Hebei Branch of Guosen Co., Ltd. Ms. Liu has extensive experience in financial investments, capital market operations and enterprise management. Ms. Liu obtained her bachelor’s degree in marketing from the Department of Economics and Management at Nankai University of China.

Non-executive Directors

Mr. Stephen P. Brown, aged 64 Mr. Stephen P. Brown has served as our independent director since April 11, 2022. Mr. Brown, has served as the chief financial officer of SolarMax Technology, Inc. since May 2017. From 2013 until April 2017, he was chief financial officer of STAAR Surgical Company. Mr. Brown was vice president, global finance of Bausch & Lomb from 2008 until 2013 and chief financial officer of Hoya Surgical Optics from 2007 to 2008. He served in various capacities over a 13-year period with Johnson & Johnson including chief financial officer of the Advanced Sterilization Products division. Mr. Brown holds a Master of Business Administration degree from University of California, Los Angeles Anderson School of Management, and earned a Bachelor’s degree from California State University, Fullerton.

Mr. Zhe Liu, aged 39, has served as our independent director since October 12, 2022. In 2012, Mr. Liu founded Shijiazhuang Zizhe Import and Export Trading Co., Ltd and served as CEO since January 2012. From June 2011 to January 2012, he served as deputy manager at Shijiazhuang Branch of Beijing Aohongxuan Wine Co., Ltd. From August 2009 to June 2011, he served as sales director at Henan Region of Shijiazhuang Shengdian Pharmaceutical Co., Ltd. Mr. Liu earned his bachelor’s degree in marking and business English from University of Portsmouth in 2007.

Mr. Gerald (Jerry) T. Neal, aged 72, Mr. Gerald (Jerry) T. Neal has served as our independent director since June 7, 2022. Mr. Neal, has served as president of EightyEight Commodities Co since May 2011. From August 2005 to April 2011, he was vice president of Guangyi Group Inc. From August 1973 to August 2005, Mr. Neal served in various positions including personnel manager, safety & environmental manager, operations manager and worldwide sales manager at E.I. Dupont de Nemours Inc. Mr. Neal earned a Bachelor’s degree from University of Georgia in 1973.

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

B. Compensation

For the fiscal year ended March 31, 2023, we paid an aggregate of approximately US$ 582,375 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “Item 7. Major Shareholders and Related Party Transactions—B. Compensation—Share Incentive Plan.”

Share Incentive Plan

2023 Equity Incentive Plan

Our 2023 Equity Incentive Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. The equity incentive plan provides for the grant of an option, restricted shares, restricted share units and local awards.

Authorized Shares The maximum aggregate number of shares that may be issued under the 2023 Equity Incentive Plan is 10,280,000 of our ordinary shares. Ordinary shares issued pursuant to awards under the 2023 Equity Incentive Plan that are forfeited or cancelled or otherwise expired, will become available for future grant under the 2023 Equity Incentive Plan. The shares that are tendered by a participant of the 2023 Equity Incentive Plan or withheld by us to pay the exercise price of an option or to satisfy the participant’s tax withholding obligations in connection with an award shall not be added back to the limit of the 2023 Equity Incentive Plan. During the term of the 2023 Equity Incentive Plan, we will at all times reserve and keep available a sufficient number of ordinary shares available for issue to satisfy the requirements of the 2023 Equity Incentive Plan.

Plan Administration The 2023 Equity Incentive Plan is administered by our compensation committee. Subject to the provisions of the 2023 Equity Incentive Plan, the administrator has the power to determine the terms of awards, including the eligible participants, the exercise price, if any, the number of shares subject to each award, the fair market value of a share of our ordinary shares, the vesting schedule applicable to the awards, together with any vesting acceleration, and the form of settlement of awards in shares or cash or a combination thereof and the terms of the award agreement for use under the 2023 Equity Incentive Plan. In the event that any dividend or other distribution, recapitalization, share division, share consolidation, reorganization or any change in the corporate structure of the Company affecting the shares occurs, the administrators will make an adjustment with respect to the number and class of shares that may be delivered under the 2023 Equity Incentive Plan and/or the number, class and price of shares covered by outstanding awards, in order to prevent diminution of the benefits intended to be made available under the 2023 Equity Incentive Plan.

Awards under the Equity Incentive Plan

Share Options Share options may be granted under the 2023 Equity Incentive Plan. The exercise price of each option shall be determined by the administrator; provided, however, that the per share exercise price may be no less than 100% of the fair market value per share on the date of grant. Our administrator shall also determine the time or times at which the options shall vest and may be exercised and will determine any conditions that must be satisfied. One-third of the shares subject to an award will vest on each of the first, second and third annual anniversaries of the vesting commencement date, unless otherwise provided in the award agreement.

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

Administrator may cause a local PRC subsidiary of our Company to grant local cash-settled awards in lieu of any other award under the 2023 Equity Incentive Plan, which such local awards shall be paid wholly by such PRC subsidiary. Each local award shall be linked to the fair market value of a share.

Change in Control The 2023 Equity Incentive Plan provides that in the event of a change in control of our Company, each outstanding award will be assumed or substituted by the successor corporation. Unless the administrator determines otherwise, in the event that the successor corporation does not assume or substitute for the award, the portion of the award that remains outstanding will fully vest and all applicable restrictions will lapse. The holders of any outstanding options will be provided notice and a specified period of time to exercise awards to the extent vested (with awards terminating upon the expiration of the specified period of time). An award will be considered assumed if, following the change in control transaction, the award confers the right to purchase or receive, for each share subject to the award, the same consideration received in the change in control transaction by the holders of ordinary shares for each share held on the effective date of the transaction.

Plan Amendment Our board of directors may amend, alter, suspend or terminate the 2023 Equity Incentive Plan, subject to certain exceptions. The termination of the 2023 Equity Incentive Plan will not limit the administrator’s ability to exercise the powers granted to it with respect to awards granted under the plan prior to the date of termination.

Granted Options and Restricted Share Units As of March 31, 2023, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units were nil and nil, respectively. For the fiscal year ended March 31, 2023, nil of the options granted had been vested, and nil of the restricted share units granted had been vested. As of March 31, 2023, none of the options granted had been exercised, and none of the restricted share units granted had vested.

The following table summarizes, as of March 31, 2023, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
	Ordinary Shares	Exercise
	Underlying	Price	Date of	Date of
Name	Options	(US$/Share)	Grant	Expiration
Yilin (Linda) Wang	—	—	—	—
Wenjuan (Vivian) Liu	—	—	—	—
Rui (Kerrie) Zhang	—	—	—	—
Stephen P. Brown	—	—	—	—
Zhe Liu	—	—	—	—
Gerald (Jerry) T. Neal	—	—	—	—

*	Upon exercise of all options granted, would beneficially own less than 1% of our total outstanding ordinary shares.

(1) Pursuant to the declaration of a special cash dividend of US$0.40 per ordinary share / ADS by our board of director in July 2018, our board entered into a written resolution adjusting the exercise price of the outstanding options granted on April 1, 2016 from US$1.28 to US$0.88, and the exercise price of the outstanding options granted on July 31, 2018 from US$9.0 to US$8.60.

The following table summarizes, as of March 31, 2023 the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
Ordinary Shares
Underlying
	Restricted Share	Date of	Date of
Name	Units	Grant	Expiration
Yilin (Linda) Wang	—	—	—
Wenjuan (Vivian) Liu	—	—	—
Rui (Kerrie) Zhang	*	June 30, 2021	June 30, 2031
Stephen P. Brown	—
Zhe Liu	—
Gerald (Jerry) T. Neal	—

*	Upon vesting of all restricted share units, would beneficially own less than 1% of our total outstanding ordinary shares.

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

D. Employees

We had 113, 42 and 12 full-time employees as of March 31, 2021, 2022 and 2023, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholder” and “—B. Compensation—Share Incentive Plan.”

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

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

Ordinary Shares
Beneficially Owned
	Number	% (2)
Directors and Executive Officers (1) :
Yilin (Linda) Wang (3)	—	—
Stephen P. Brown (4)	—	—
Zhe Liu (5)	*	*
Gerald (Jerry) T. Neal (6)	—	—
Rui (Kerrie) Zhang	*	*
Wenjuan (Vivian) Liu	—	—
All directors and executive officers as a group	*	*
Principal Shareholders:
Webao Limited (7)	7,980,800	11.2%

Notes:

*	Less than 5% of our total outstanding ordinary shares.

(1)	Except for Mr. Stephen P. Brown and Mr. Gerald (Jerry) T. Neal, the business address of our directors and executive officers is Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road Chaoyang District, Beijing 100020, People’s Republic of China.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of ordinary shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after June 30, 2022, by the sum of (i) 71,478,550, which is the total number of ordinary shares outstanding as of the date of this annual report (including 1,714,617 ordinary shares issued to our depositary and reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan), and (ii) the number of ordinary shares such person or group has the right to acquire within 60 days after June 30, 2022.

(3)	Ms. Yilin (Linda) Wang does not hold any ordinary share in our company.

(4)	The business address of Mr. Stephen P. Brown is 9 Bent Oak Coto de Caza, CA 92679.

(5)	The business address of Mr. Zhe Liu is 101, Unit 2, Building 3, Block C, No. 35, Beicheng Road, Xinhua District, Shijiazhuang, Hebei Province, People’s Republic of China.

(6)	The business address of Mr. Gerald (Jerry) T. Neal is 3085 Middlecott Lane Florence, SC 29506.

(7)	Represents 7,980,800 ordinary shares held by Webao Limited. The registered office address of Webao Limited is 12 / F, Santai building, 137-139 Connaught Road Central, Hong Kong.

To our knowledge, as of the date of this annual report, a total of 44,477,649 ordinary shares were held by three record holders in the United States, including 44,056,049 ordinary shares (of which1,714,617 ordinary shares were reserved for the future exercise of awards granted under our Amended and Restated 2016 Equity Incentive Plan) held by Citibank N.A., our depositary, but excluding 1,165,883 ordinary shares represented by the ADSs repurchased by the Company. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. In August 2022, the loan was entended one year to August 27, 2023. As of March 31, 2022, the balance of amount due to related parties was US$2.0 million.

On January 24, 2022, the Company entered into a loan agreement with SOS Information Technology New York, Inc. (“SOS NY”), one of our senior managements has served as the Director and CEO of SOS Information Technology Co., Ltd., a wholly-owned subsidiary of SOS Limited (NYSE: SOS) since March 2016, for a loan of US$35,200,000 with a 2% annual interest rate. The loan term was 1 year. For the fiscal year ended March 31, 2022, interest expense pertaining to the loan amounted to US$127,244. On July 27, 2022, the Company and SOS NY entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,513,849 of the principal amount together with all accrued but unpaid interest of US$358,751. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022.As of March 31, 2023, the remaining unpaid balance of principal and interest was US$ 7,686,152 and US$105,085, respectively.

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

Ordinary Shares

General Our authorized share capital is US$500,000 consisting of 5,000,000,000 ordinary shares with par value of US$0.0001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange gain of US$3.9 million for the fiscal year ended March 31, 2021, a foreign exchange translation gain of US$ 1.5 million for the fiscal year ended March 31, 2022, and a foreign exchange translation loss of US$2.2 million for the fiscal year ended March 31, 2023. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

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

Based on that evaluation, our management concluded that, as of March 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal year ended March 31, 2018 have been remediated, and our internal control over financial reporting was effective as of March 31, 2023.

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

Attestation Report of the Independent Registered Public Accounting Firm

We did not include an attestation report of the Company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in November 2017. We have posted a copy of our code of business conduct and ethics on our website at ir.xiaobaimaimai.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by OneStop Assurance PAC. We did not pay any other fees to our auditor during the periods indicated below.

	Year ended March 31,
	2023	2022
Audit fees (1)	$300,000	$250,000
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees	—	—
Total	$300,000	$250,000

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. “Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by Onestop, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs as of the date of this report.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
December 10, 2019 to December 31, 2019	—	—	—	US$21.01 million
January 2020	—	—	—	US$21.01 million
February 2020	—	—	—	US$21.01 million
March 2020	—	—	—	US$21.01 million
April 2020	—	—	—	US$21.01 million
May 2020	—	—	—	US$21.01 million
June 2020	—	—	—	US$21.01 million
From July 1, 2020 to June 30, 2023	—	—	—	US$21.01 million

(1)	Each of our ADSs represents three ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

ITEM 16G. CORPORATE GOVERNANCE

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Akso Health Group, its subsidiaries and its consolidated former variable interest entities are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3	Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, dated as of November 2, 2017 (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.4	Form of Amendment No. 1 to the Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, and Form of American Depositary Receipt (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.5	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the SEC on August 14, 2020)

4.1	Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2	Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3	Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4	Assignment and Assumption Agreement among Hexin E-Commerce, Xiaobo An, Xiaoning An, Xiaobin Zhai, Hexin Yongheng and Kuaishangche dated December 16, 2020 (incorporated herein by reference to Exhibit 4.4 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, , filed on July 28, 2021).

4.5	English translation of VIE Termination Agreement among Hexin Yongheng, Wusu Company, Hexin E-Commerce, Jia Ming, Wu Shiwei and Wang Huan dated November 20, 2020 (incorporated herein by reference to Exhibit 4.5 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.6	English translation of the Equity Interest Pledge Agreement among Hexin Yongheng, Hexin E-Commerce and Wusu Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.7	English translation of the Exclusive Option Agreement among Hexin Yongheng, Hexin E-Commerce and Wusu Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.8	English translation of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Wusu Company, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.9	English translation of the Power of Attorney granted to Hexin Yongheng by Hexin E-Commerce, dated December 1, 2020 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.10	English translation of the Exclusive Business Cooperation Agreement between Hexin Jiuding and Hexin Yongheng, dated January 1, 2021 (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.11	English translation of the Exclusive Option Agreement among Hexin Fengze, Hexin Jiuding and Hexin Yongheng dated January 1, 2021 (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.12	English translation of the Equity Interest Pledge Agreement among Hexin Fengze, Hexin Jiuding and Hexin Yongheng dated January 1, 2021(incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.13	English translation of Power of Attorney granted to Hexin Yongheng by Hexin Fengze dated January 1, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-3 (File No. 21554255), as amended, initially filed with the Securities and Exchange Commission on January 26, 2021)

4.14	Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.15	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.16	English version of the Equity Transfer Agreement among Hexin E-Commerce, Jia Ming and Shiwei Wu, dated November 20, 2020 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F for the fiscal year ended March 31, 2021, filed on July 28, 2021).

4.17	English version of the Equity Interest Pledge Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.18	English version of the Power of Attorney granted to Hexin Yongheng by Hexin Jinke, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.19	English version of the Exclusive Business Cooperation Agreement between Hexin Yongheng and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.40 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.20	English version of the Exclusive Option Agreement between Hexin Yongheng, Hexin Jinke and Hexin Digital, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.41 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.21	English version of the Loan Agreement between Hexin Yongheng and Hexin Jinke, dated August 1, 2019 (incorporated herein by reference to Exhibit 4.42 to the annual report on Form 20-F (File No. 201105530), initially filed with the Securities and Exchange Commission on August 14, 2020)

4.22	Form of Securities Purchase Agreement, by and among Akso Health Group (formerly known as “Xiaobai Maimai Inc.” and certain purchasers, dated August 9, 2021 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on August 12, 2021).

4.23	Form of Amendment to the Securities Purchase Agreement by and among Akso Health Group (formerly known as “Xiaobai Maimai Inc.” and certain purchasers, dated September 8, 2021 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on September 13, 2021).

4.24	Share Purchase Agreement by and among Umbrella Capital Investment Co., Ltd, HX Asia Investment Limited, a British Virgin Islands company, HX China Investment Limited, Hexindai Hong Kong Limited, and Akso Health Group (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on May 25, 2023).

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2*	Consent of Onestop Assurance PAC, an independent registered public accounting firm

15.3*	Consent of Wei, Wei & Co., LLP an independent registered public accounting firm

16.1	Letter dated November 1, 2022 from Wei, Wei & Co., LLP, pertaining to Item 16F (incorporated herein by reference to Exhibit 16.1 to the current report on Form 6-K filed on November 1, 2022).

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akso Health Group

By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chairwoman and Chief Executive Officer

Date: July 14, 2023

AKSO HEALTH GROUP AND SUBSIDIARIES

Onestop Assurance PAC
10 Anson Road
#13-09 International Plaza
Singapore 079903
Tel: 9644 9531
Email: audit@onestop-ca.com
Website: www.onestop-ca.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Akso Health Group (formerly known as “Xiaobai Maimai Inc”)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akso Health Group (formerly known as “Xiaobai Maimai Inc”) its subsidiaries and consolidated variable interest entities (“VIE”) (collectively the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the two years in the period ended March 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a net loss of approximately $1.2 million from operations for the year ended March 31, 2023 and approximately $16.8 million for the year ended March 31, 2022. The net cash used in operating activities was US$3.3 million for the year ended March 31, 2023 and the net cash used in operating activities was US$8.6 million for the year ended March 31, 2022. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 11 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ OneStop Assurance PAC

We have served as the Company’s auditor since 2022.

Singapore

July 14, 2023

PCAOB Register Number 6732

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Akso Health Group (formerly known as Xiaobai Maimai, Inc.)

Opinion on the Consolidated Financial Statements

We have audited the consolidated statements of operations and comprehensive (loss), changes in shareholders’ equity, and cash flows of Akso Health Group and Subsidiaries (the “Company”) for the year ended March 31, 2021, and the related notes and Schedule I (collectively referred to as the consolidated financial statements), before the effects of the adjustments for the presentation of the discontinued operations described in Notes 3 and 4. In our opinion, the consolidated financial statements for the year ended March 31, 2021, before the effects of the adjustments for the presentation of the discontinued operations described in Notes 3 and 4, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America (the 2021 consolidated financial statements before the effects of the adjustments discussed in Notes 3 and 4 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments for the presentation of the discontinued operations described in Notes 3 and 4 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by OneStop Assurance PAC.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Wei, Wei & Co., LLP

Flushing, New York

July 28, 2021, except for the effect of discontinued operations discussed in Notes 3 and 4 to the consolidated financial statements, as to which the date is July 14, 2023.

We have served as the Company’s auditor since 2019. In 2022, we became the predecessor auditor.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	As of March 31, 2023	As of March 31, 2022
		USD	USD
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$7,924,468	$18,429,987
Accounts receivable, net	5	7,696,983	-
Prepayments and other assets	6	272,129	176,977
Inventories	7	1,686,449	7,795,822
Due from discontinued operations		-	12,126,724
Current assets held for sale - discontinued operation	4	1,351,352	4,276,998
Other receivable - current	8	1,528,918	20,000,000
TOTAL CURRENT ASSETS		20,460,299	62,806,508
TOTAL ASSETS		$20,460,299	$62,806,508

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	10	$938,767	$225,881
Receipt in advance		194,376	-
Taxes payable	13	96,005	92,816
Amount due to related parties	11	9,686,152	37,200,000
Current liabilities held for sale - discontinued operation	4	705,483	13,002,229
TOTAL CURRENT LIABILITIES		11,620,783	50,520,926
TOTAL LIABILITIES		11,620,783	50,520,926

COMMITMENTS AND CONTINGENCIES (Note 23)
SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 500,000,000 shares authorized, 69,763,933 and 69,763,933 shares issued, 68,598,050 and 68,598,050 shares outstanding as of March 31,2023 and 2022, respectively)	16	6,977	6,977
Additional paid-in capital		71,021,898	71,021,898
Treasury stock (1,165,883 shares as of March 31, 2023 and 2022, respectively)	18	(3,988,370)	(3,988,370)
Deficit		(54,467,600)	(53,107,676)
Accumulated other comprehensive loss		(3,847,601)	(1,649,223)
TOTAL SHAREHOLDERS’ EQUITY		8,725,304	12,283,606
Non-controlling interest		114,212	1,976
TOTAL EQUITY		8,839,516	12,285,582

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$20,460,299	$62,806,508

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

	For years ended March 31,
	2023	2022	2021
	USD	USD	USD
REVENUES
Sale of medical devices	$13,186,525	$6,000,000	$-
Tax and surcharges	(4,964)	-	-
Net Revenues	13,181,561	6,000,000	-

Cost of goods sold	11,912,571	5,394,866	-

Gross Profit	1,268,990	605,134	-

OPERATING EXPENSE
Sales and marketing	6,661	-	-
General and administrative	15,529,182	2,669,834	2,031,160
Finance cost	-	804,138	2,154,621
Share-based compensation	-	391,625	55,468
Total Operating Expenses	15,535,843	3,865,597	4,241,249

LOSS FROM CONTINUING OPERATIONS	(14,266,853)	(3,260,463)	(4,241,249)

OTHER INCOME (EXPENSE)
Other income	1,538,674	5,103	1,004
Other expense	(338,310)	(752,921)	(53,082)
Total Other Income (Expense), net	1,200,364	(747,818)	(52,078)

(LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(13,066,489)	(4,008,281)	(4,293,327)

PROVISON FOR INCOME TAXES	17,549	92,816	-
NET (LOSS) FROM CONTINUING OPERATIONS	(13,084,038)	(4,101,097)	(4,293,327)
Net gain (loss) income from discontinued operations, net of income taxes	11,836,612	(12,748,636)	(33,698,464)
Gain from disposal of discontinued operations, net of income taxes	-	-	3,164,802
Total gain (loss) from discontinued operations	11,836,612	(12,748,636)	(30,533,662)

NET (LOSS)	(1,247,426)	(16,849,733)	(34,826,989)
Less: net income attributable to non-controlling interest	112,497	1,331	-
NET (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	(1,359,923)	(16,851,064)	(34,826,989)
OTHER COMPREHENSIVE (LOSS)
Foreign currency translation adjustment	(2,198,640)	1,454,336	3,942,157
COMPREHENSIVE (LOSS)	(3,446,066)	(15,395,397)	(30,884,832)
Less: comprehensive income attributable to non-controlling interest	(261)	17	-
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(3,445,805)	$(15,395,414)	$(30,884,832)

Net (loss) per share
Continuing operations
Basic	$(0.20)	(0.07)	(0.09)
Diluted	$(0.20)	(0.07)	(0.09)

Discontinued operations
Basic	$0.18	(0.21)	(0.62)
Diluted	$0.18	(0.21)	(0.62)

Net (loss) per share
Basic	$(0.02)	(0.28)	(0.71)
Diluted	$(0.02)	(0.28)	(0.71)

Weighted average shares

Basic	68,598,050	59,612,152	48,837,977
Diluted	68,598,050	59,612,152	48,837,977

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional	Treasury stock		Retained	Accumulated Other	Non-
	Number of		Paid-in	Number		Earnings	Comprehensive	controlling
	Shares	Amount	Capital	of Shares	Amount	(Deficit)	(Loss)	interest	Total
		USD	USD		USD	USD	USD	USD	USD
April 1, 2020	49,984,223	$4,999	$60,559,583	(1,165,883)	$(3,988,370)	$(1,429,623)	$(7,045,700)	$-	$48,100,889
Share-based compensation	-	-	55,468	-	-	-	-	-	55,468
Exercise of RSU	32,234	3	(3)	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(34,826,989)	-	-	(34,826,989)
Foreign currency translation adjustment	-	-	-	-	-	-	3,942,157	-	3,942,157
March 31, 2021	50,016,457	5,002	60,615,048	(1,165,883)	(3,988,370)	(36,256,612)	(3,103,543)	-	17,271,525
Private placement	19,020,000	1,902	10,015,298	-	-	-	-	-	10,017,200
Share-based compensation	-	-	391,625	-	-	-	-	-	391,625
Exercise of RSU	727,476	73	(73)	-	-	-	-	-	-
Capital contribution from non-controlling interest (“NCI”)	-	-	-	-	-	-	-	628	628
Net loss	-	-	-	-	-	(16,851,064)	-	1,331	(16,849,733)
Foreign currency translation adjustment	-	-	-	-	-	-	1,454,320	17	1,454,336
March 31, 2022	69,763,933	6,977	71,021,898	(1,165,883)	(3,988,370)	(53,107,676)	(1,649,223)	1,976	12,285,582
Net (loss) income	-	-	-	-	-	(1,359,923)	-	112,497	(1,247,426)
Foreign currency translation adjustment	-	-	-	-	-	-	(2,198,379)	(261)	(2,198,640)
March 31, 2023	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(54,467,599)	$(3,847,602)	$114,212	$8,839,516

The accompanying notes are an integral part of these consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2023	2022	2021
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) from continuing operations	$(13,084,038)	$(4,101,097)	$(4,293,327)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Gain from disposal of discontinued operations	-	-	(3,164,802)
Share-based compensation	-	391,625	55,468
Provision for doubtful accounts	8,274,526	-	-
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(8,097,742)	-	-
Prepayments and other assets	(95,151)	(16,530)	(154,653)
Inventories	6,109,372	(7,795,822)	-
Accounts payable, accrued expenses and other current liabilities	712,885	148,540	(40,618)
Receipt in advance	194,376	-	-
Taxes payable	3,190	92,816	-
Net cash used in continuing operations	(5,982,582)	(11,280,468)	(7,597,932)
Net cash provided by discontinued operations	2,729,242	2,652,097	17,656,402
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,253,340)	(8,628,371)	10,058,470
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	(1,528,918)	(20,000,000)	-
Cash received from loan repayments	20,000,000	-	-
Net cash provided by (used in) continuing operations	18,471,082	(20,000,000)	-
Net cash provided by (used in) discontinued operations	-	36,140	(662)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	18,471,082	(19,963,860)	(662)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options	-	-	5
Repayments of loans due to related parties	(27,513,848)	-	-
Proceeds from private placement	-	10,017,200	-
Repayments of unsecured senior notes	-	(10,000,000)	(10,000,000)
Amounts due to (from) related parties	-	9,086,804	14,628,572
Net cash provided by (used in) continuing operations	(27,513,848)	9,104,004	4,628,577
Net cash provided by (used in) discontinued operations	-	25,677,113	(13,665,800)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(27,513,848)	34,781,117	(9,037,223)
EFFECT OF EXCHANGE RATE CHANGE ON CASH	(436,513)	607,717	3,182,926
NET INCREASE (DECREASE) IN CASH	(12,732,619)	6,796,603	4,203,511
CASH AND CASH EQUIVALENTS – beginning of year	21,925,322	15,128,719	10,925,208
CASH AND CASH EQUIVALENTS – end of year	9,192,703	$21,925,322	15,128,719
Less: cash and cash equivalents, restricted cash of discontinued operations at end of period	1,268,235	3,495,335	13,645,234
Cash and cash equivalents, restricted cash of continuing operations, at end of period	$7,924,468	$18,429,987	$1,483,485
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$17,549	$92,816	$-
Cash paid for interest	$336,593	$676,894	$2,114,388
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Accrued lease liabilities	$-	$-	$-

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

In May 2020, the Company launched its social e-commerce platform to offer high-quality and affordable branded products through collaboration with online and offline merchants. In addition, the Company is in the process of developing a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services. On December 3, 2021, the shareholders approved the Company’s plan to change its name to “Akso Health Group”. In January 2022, three centers were established in US and the Company started its business of sales of medical devices in US market. In April 2022, the Company started its sales of medical devices in China market through its subsidiary Qingdao Akso Health Management Co., Ltd. In May 2023, the Company disposed its social E-commerce business and would focus on healthcare business in the future.

As of March 31, 2023, the Company’s principal subsidiaries and consolidated VIEs are as follows:

	Date of incorporation / acquisition	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
Hexindai Hong Kong Limited (“HK Hexindai”)*	May 17, 2016	Hong Kong	100%	Investment holding
Beijing Hexin Yongheng Technology Development Co., Ltd. ( Wholly Owned Foreign Enterprise ,“WOFE”)*	August 8, 2016	PRC	100%	Provision of consultancy and information technology (“IT”) support
Tianjin Haohongyuan Technology Co., Ltd. (“Tianjin Haohongyuan”)	May 25, 2018	PRC	100%	Provision of consultancy and IT support
HX Asia Investment Limited*	June 25, 2018	BVI	100%	Investment holding
HX China Investment Limited*	January 16, 2019	BVI	100%	Investment holding
Hexin Investment Private Limited*	July 15, 2020	Singapore	100%	Investment holding
We Health Limited (“We Health”)	July 8, 2021	New York	100%	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51%	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100%	Provision of health treatment services
Akso Online MediTech Co., Ltd.(“Akso Online MediTech”)	January 4, 2022	Wyoming	100%	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100%	Provision of health treatment services
Qindao Akso Health Management Co., Limited	January 26, 2022	PRC	51%	Provision of health treatment services
VIEs
Wusu Hexin Yongheng Trading Co., Ltd (“Wusu Company)*	August 28, 2017	PRC	Consolidated VIE	Trading branded products and product promotion
Hexin Digital Technology Co., Ltd.(“Hexin Digital”)*	August 1, 2019	PRC	Consolidated VIE	Provision of consultancy and IT support
Beijing Hexin Jiuding Technology Co., Ltd. (“ Hexin Jiuding ”)*	January 1, 2021	PRC	Consolidated VIE	Provision of consultancy and IT support

*	All the subsidiaries and consolidated VIEs were disposed in May 2023.

NOTE 2 - GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of approximately $1.2 million for the year ended March 31, 2023 and approximately $16.8 million for the year ended March 31, 2022. The net cash used in operating activities was US$3.3 million for the year ended March 31, 2023 and the net cash used in operating activities was US$8.6 million for the year ended March 31, 2022. Management of the Company has considered whether there is substantial doubt about its ability to continue as a going concern due to the Company’s planned new business as a cancer therapy and radiotherapy oncology service provider, and evaluated its available cash balance against its working capital requirements and investment to the cancer centers over the next twelve months.

While management cannot accurately predict the prospects and regulatory environment of the healthcare service industry, the management believes that the Company would have sufficient funds to meet its working capital requirements for fiscal year 2024, and that its capital resources are currently sufficient to maintain its business operations for the next twelve months.

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

Due to the disposal of the social E-commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E-commerce Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the P2P business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 4.

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

The following financial statement amounts and balances of the consolidated VIEs were included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

	As of March 31, 2023	As of March 31, 2022
	USD	USD
Current Assets:
Cash and cash equivalents	678,691	2,394,869
Accounts receivable and contract assets, net	10,062	15,247
Prepayments and other assets	43,779	55,864
Amounts due from related parties	26,206,288	27,139,795
Total Current Assets	26,938,820	29,605,775
Property, equipment and software, net	28,698	53,888
Total Assets	26,967,518	29,659,663

Current Liabilities
Accrued expenses and other current liabilities	32,430	77,296
Taxes (benefit) payable	(12,624)	11,909
Total Current Liabilities	19,806	89,205
Total Liabilities	19,806	89,205

	Year ended	Year ended	Year ended
	March 31, 2023	March 31, 2022	March 31, 2021
	USD	USD	USD
Net revenues	27,324	311,725	1,759,941
Net loss	(348,806)	(11,527,588)	(24,258,182)

	Year ended	Year ended	Year ended
	March 31, 2023	March 31, 2022	March 31, 2021
	USD	USD	USD
Net cash provided by (used in) operating activities	(559,973)	5,613,401	21,401,699
Net cash provided by (used in) investing activities	-	(1,455,547)	407,419
Net cash (used in) financing activities	(1,156,948)	(13,203,558)	(13,127,699)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

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

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2023, 2022 and 2021.

The Company’s long-term investments consist of equity securities and available-for-sale investments. For long-term investments without readily determinable fair value, the Company is not able to estimate fair value, hence, the Company uses the cost minus impairment method as alternative.

Discontinued Operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive (loss) income, result from discontinued operations have been reported separately from the income and expenses from continuing operations and prior periods have been presented on a reclassified comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Due to the disposal of the social E-commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E-commerce business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

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

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the years ended March 31, 2023, 2022 and 2021, the total amount of incentives was nil, US$96,332 and US$82,054, respectively,. which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

●	Recommendation service

The Company started to provide recommendation services by referring certain borrowers to Funding Partners in July 2019. Such services primarily include referral through the Company’s marketplace that directs users to third party financial institutions. The Company received a referral fee from the third-party financial institutions and such revenue was recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. For the years ended March 31, 2023, 2022, 2021, the Company earned nil, nil and nil recommendation service revenue from its partnership with a financial services provider in China, or the Funding Partner, respectively. The Company has ceased to provide such recommendation services since November 2019.

●	Interest income

Started in August 2017, the Company lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans through its microlending business. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was US$ nil, US$215,393, and US$1,690,448 for the years ended March 31, 2023, 2022 and 2021, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

Revenue recognition - continued

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

All of the Company’s revenue for the years ended March 31, 2022 were generated from US, and for the year ended March 31, 2023, the Company’s revenue were generated from US and PRC. The following table illustrates the disaggregation of revenue:

	Year ended	Year ended	Year ended
	March 31, 2023	March 31, 2022	March 31, 2021
	USD	USD	USD
Revenue
Revenue from medical devices	13,186,525	6,000,000	-
Total revenues	13,186,525	6,000,000	-
Tax and surcharges	4,964	-	-
Net Revenues	13,181,561	6,000,000	-

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are mainly receivables from online E-commerce marketplaces and recommendation services, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of March 31, 2023 and 2022, the allowance for uncollectible accounts receivable balance was US$ 400,759 and nil, respectively.

Inventories

Inventories are comprised of finished goods, which are defibrillators and anesthesia laryngoscope, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of March 31, 2023, the Company determined that no allowance was necessary.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

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

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the years ended March 31, 2023, 2022 and 2021.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion cost are expensed as incurred. For the years ended March 31, 2023, 2022 and 2021, the advertising and promotion expense was US$ 6,661, nil and nil, respectively.

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the years ended March 31, 2023, 2022 and 2021, the Company provided a full valuation allowance on the net deferred tax assets.

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

Noncontrolling interest consist of the following:

	December 31, 2023	December 31, 2022
	USD	USD
We Healthy	114,212	1,976

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

Foreign currency translation

The functional currency of the Company is United States Dollar. The Company’s subsidiaries with operations in mainland China, the Hong Kong Special Administrative Region of the PRC (“Hong Kong” or “Hong Kong S.A.R.”), the United States generally use their respective local currencies as their functional currencies.. The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Transactions denominated in currencies other than functional currency are translated into the functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in “other income (expense)” in the consolidated statements of operations and comprehensive income. The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that any RMB amounts could have been, or could be, converted, realized or settled into USD at the rates used in translation.

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements.

	Fiscal year 2023	Fiscal year 2022	Fiscal year 2021
US Exchange Rate
Year-end RMB	6.8676	6.3393	6.5518
Year average RMB	6.8516	6.4180	6.7834

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$7,876,767 and US$ 10,350,897 at March 31, 2023 and 2022, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, other receivables and prepayments and other assets. As of March 31, 2023, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$72,806) at each bank. As of March 31, 2023, the total amount not covered by issuance in the PRC was US$7,803,961. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$ 63,695) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2023, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of March 31, 2023, no cash balance maintained at financial institutions in US was subject to credit risk. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable are typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES –(Continued)

Significant risks and uncertainties – (continued)

Customer concentration risk

For the year ended March 31, 2023, three customers accounted for 59.5%, 11.1% and 10.1% for the Company’s total revenue from sales of medical devices business. For the year ended March 31, 2022, one customer accounted for 95.1% of the Company’s total revenues. There were two customers accounted for 82.5% and 16.5% of the Company’s carrying amount of accounts receivable as of March 31, 2023. There was no customer of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts receivable as of March 31, 2022.

Vendor concentration risk

For the year ended March 31, 2023, one vendor accounted for 97.3% of the Company’s purchase of medical devices business. For the year ended March 31, 2022, one vendor accounted for 100% of the Company’s purchase of medical devices business. There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of March 31, 2023 and 2022.

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

NOTE 4 - DISCONTINUED OPERATION

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

On May 10, 2023, Akso Health Group (the “Company” or the “Seller”), HX Asia Investment Limited, a British Virgin Islands company (“HX Asia”), HX China Investment Limited, a British Virgin Islands company (“HX China”), and Hexindai Hong Kong Limited, a Hong Kong company (“Hexindai” and together with HX Asia and HX China, the “Targets”), and Umbrella Capital Investment Co., Ltd, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target. As a result of the Disposition, the Company will cease to conduct its social E-commerce business and focus on developing and investing resources into its medical devices business.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of March 31, 2023 and 2022, while results of operations related to the discontinued operations for the years ended March 31, 2023, 2022 and 2021, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended March 31, 2023, 2022 and 2021 are as follows:

	For the years ended March 31,
	2023	2022	2021
	USD	USD	USD
Net Revenues	24,995	311,092	2,300,653
Operating costs and development	1,073,518	12,988,383	36,500,198
(Loss) income from discontinued operations	(1,048,522)	(12,677,291)	(34,199,545)
Other income (expense), net	12,885,134	(32,728)	984,424
(Loss) income before tax	11,836,612	(12,710,019)	(33,215,121)
Income tax provision	-	38,617	483,342
Net (loss) income from discontinued operations	11,836,612	(12,748,636)	(33,698,463)
Gain on sale of discontinued operations, net of taxes	-	-	3,164,801
Net income (loss) from discontinued operation	11,836,612	(12,748,636)	(30,533,662)

NOTE 4 - DISCONTINUED OPERATION –(Continued)

Assets and liabilities of the discontinued operations as of March 31, 2023 and 2022 are as follows:

	March 31,	March 31,
	2023	2022
	USD	USD
Cash and cash equivalents	1,268,235	3,495,335
Accounts receivable, net	10,062	15,247
Prepayments and other assets	44,004	710,983
Property, equipment and software, net	29,051	55,433
Current assets held for sale-discontinued operation	1,351,352	4,276,998

Accrued expenses and other current liabilities	737,693	843,167
Tax (benefit) payable	(32,210)	32,338
Amount due to related party	-	12,126,724
Total liabilities held for sale-discontinued operation	705,483	13,002,229

Note 5 - ACCOUNTS RECEIVABLE, NET

	As of	As of
	March 31, 2023	March 31, 2022
	USD	USD
Accounts receivable	8,097,742	-
Allowance for uncollectible accounts receivable	(400,759)	-
Accounts receivable, net	7,696,983	-

Note 6 - PREPAYMENTS AND OTHER ASSETS

	As of	As of
	March 31, 2023	March 31, 2022
	USD	USD

Prepayments to suppliers and others	272,129	176,978
Total prepayments and other assets	272,129	176,978

Note 7 - INVENTORIES

As of March 31, 2023, inventory consisted of finished goods, which were medical devices such as defibrillators and anesthesia laryngoscope, valued at US$ 1,686,449; while as of March 31, 2022, inventory consisted of finished goods, which were iHealth COVID-19 Antigen Rapid Tests, valued at US$7,795,822. The Company constantly monitors its potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory as of March 31, 2023.

Note 8 - OTHER RECEIVABLES

	As of	As of
	March 31, 2023	March 31, 2022
	USD	USD

Other receivables	1,528,918	20,000,000
Allowance for uncollectible other receivables	-	-
Other receivables, net	1,528,918	20,000,000
Other receivables – current	1,528,918	20,000,000
Other receivables – non-current	-	-

In January 2022, the Company borrowed a total of US$35.2 million from a related-party, SOS Information Technology New York, Inc. (Refer to Note15). To expand business channels between China and US market on medical products and medical equipment, at the ended of March 2022, the Company entered into Business Development Agreements (“Agreements”) with four third-party individuals, who were experienced in China’s medical industry, to seek for potential opportunities in healthcare industry. Pursuant to the Agreements, the term for the agreements was one year and the Company would provide US$5.0 million to each of the four individuals with a 5% annual interest rate. In early July 2022, both the four individuals and the Company agreed to terminated the Agreements in advance. On July 8, 2022, the four individuals returned a total of US$ 20.0 million and US$0.3 million interest.

In March 2023, the Company lent a total of US$1.5 million (RMB10.5 million) to two third party companies. The loan term for each loan was one year with an annual interest of 2%. For the year ended March 31, 2023, the Company accrued US$1,384 interest income.

NOTE 9 - RIGHT OF USE LEASE ASSETS

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

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheets. For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. For the Social E-commerce disposal and retroactive adjustment to its financial statement, the total lease expense amounted to nil, nil, and nil for the years ended March 31, 2023, 2022 and 2021, respectively. For the year ended March 31, 2023, the Company leased premises and warehouse from third parties for free of charge.

Note 10 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31, 2023	As of March 31, 2022
	USD	USD
Accrued payroll and benefits	588,342	60,000
Professional fees, other payable and accrued expenses	245,340	38,638
Interest payable	105,085	127,244
	938,767	225,882

Note 11 - RELATED PARTY BALANCES AND TRANSACTIONS

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

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. On Augutst 26, 2022, both the Company and Webao Limited entered into a Deferred Repayment Agreement to extend the loan term one more year to August 27, 2023 and the annual interest rate remained 0%. As of March 31, 2023, the balance of amount due to related parties was US$2.0 million.

On January 24, 2022, the Company entered into a loan agreement with SOS Information Technology New York, Inc. (“SOS NY”), one of our senior management was the related party of SOS Limited, for a loan of US$35,200,000 with a 2% annual interest rate. The loan term was 1 year. For the fiscal year ended March 31, 2022, interest expense pertaining to the loan amounted to US$127,244. On July 27, 2022, the Company and SOS NY entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,513,849 of the principal amount together with all accrued but unpaid interest of US$358,751. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022. As of March 31, 2023, the outstanding balance of unpaid principal and interest was US$7,686,151 and US$105,085.

Note 12 - EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions include funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance and maternity insurance. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions, which were included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income, made by the Company were US$118,735, US$423,413 and US$435,689 for the years ended March 31, 2023, 2022 and 2021, respectively.

Note 13 - TAXES PAYABLE

	As of March 31, 2023	As of March 31, 2022
	USD	USD
Income taxes payable	95,888	92,816
Other taxes payable	117	-
Total taxes payable (receivable)	96,005	92,816

Note 14 - INCOME TAXES

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

PRC

The Company’s subsidiaries established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law.

i) The components of income tax expenses are as follows:

	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
	USD	USD	USD
Current	17,549	92,816	-
Deferred	-	-	-
Total	17,549	92,816	-

All income taxes are related to income derived in the U.S. and PRC during the years ended March 31, 2023 and 2022.

Note 14 - INCOME TAXES –(Continued)

PRC – (Continued)

The net income before taxes for the PRC entities was US$ 165,429, US$ 2,717 and nil for the years ended March 31, 2023, 2022 and 2021, respectively. The net income before taxes for the U.S. entities was US$ 634,709, 441,981 and nil for the years ended March 31, 2023, 2022 and 2021, respectively.

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2023, 2023 and 2021.

	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
PRC Income tax statutory rate	(25.0)%	(25.0)%	(25)%
Effect of tax holiday and preferential tax rate	4.0%	4%	-
Non-deductible foreign losses	0.7%	19.5%	-%
Change in valuation allowance	24.8%	0.8%	25%
Non-deductible expenses and others	(4.6).%	-%	-%
Effective tax rate	(0.1)%	(2.3)%	-%

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

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2019, which will be derived from the earnings of the Company’s PRC entities. The board of directors did not declare any annual dividend for the fiscal years ended March 31, 2023, 2022 and 2021.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2023 and 2022. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of the financial reporting basis over the tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the subsidiary without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the subsidiary given that the Company will ultimately use the means.

Note 15 - LOSS PER SHARE (“LPS”)

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

	Year ended March 31, 2023	Year ended March 31, 2022	Year ended March 31, 2021
	USD	USD	USD
Numerator:
Net loss from continuing operation attributable to Akso Health Group’s shareholder	(13,196,535)	(4,102,428)	(4,293,327)
Net income (loss) from discontinued operation attributable to Akso Health Group’s shareholders	11,836,612	(12,748,636)	(30,533,662)
Net loss attributable to Akso Health Group’s shareholders	(1,359,923)	(16,851,064)	(34,826,989)

Denominator:
Weighted average number of ordinary shares outstanding-basic	68,598,050	59,612,152	48,837,977
Weighted average number of dilutive potential ordinary shares from share options	-	-	-
Weighted average number of ordinary shares outstanding-diluted	68,598,050	59,612,152	48,837,977
Basic (loss)per common share	(0.02)	(0.28)	(0.71)
Diluted (loss)per common share	(0.02)	(0.28)	(0.71)

Note 16 - SHAREHOLDERS’ EQUITY

Akso Health was established under the laws of the Cayman Islands on April 25, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. As of March 31, 2023 and 2022, 68,598,050 and 68,598,050 ordinary shares, respectively, were outstanding. On August 24, 2020, the Company amended the ratio of ADS representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change in the ADS ratio has the same effect as a one-for-three reverse ADS split. There was no change to our ordinary shares in connection with the change of the ADS ratio.

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

Note 16 - SHAREHOLDERS’ EQUITY –(Continued)

Warrants

The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

As of March 31, 2023, the Company had 6,340,000 warrants outstanding to purchase 19,020,000 ordinary shares with weighted average exercise price of US$3.0 per warrant and remaining contractual lives of 3.5 year.

Following is a summary of the status of warrants outstanding and exercisable as of March 31, 2023:

	Warrants	Weighted Average Exercise Price	Aggregate Intrinsic Value
Warrants outstanding, as of March 31, 2021	—	—	—
Issued	6,340,000	$3.0	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding, as of March 31, 2022	6,340,000	$3.0	—
Issued	—	—	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding, as of March 31, 2023	6,340,000	3.0	—
Warrants exercisable, as of March 31, 2023	6,340,000	3.0	—

Note 17 - SHARE-BASED COMPENSATION

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

Note 17 - SHARE-BASED COMPENSATION –(Continued)

2016 Equity Incentive Plan – (Continued)

The following table sets forth the stock option shares activities under the Company’s 2016 Equity Incentive Plan for the years ended March 31, 2023, 2022 and 2021.

	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Grant Date Fair Value	Aggregate Intrinsic Value
		USD		USD	USD
Outstanding, March 31, 2020	4,320,954	1.01	0.4	2,980,823	-
Number of Exercise	-
Number of Expired, forfeited or cancelled	(3,487,064)	0.96	-	(2,414,467)	-

Outstanding, March 31, 2021	833,890	1.23	-	566,356	-
Number of Expired, forfeited or cancelled	(242,492)	1.75	-	(253,337)	-

Outstanding, March 31, 2022	591,398	0.88	-	(605,128)	-

Number of Expired, forfeited or cancelled	(591,398)	0.88	-	(605,128)	-

Outstanding, March 31, 2023	-	-	-	-	-

Vested and exercisable, March 31, 2021	833,890	1.23	-	566,356	-
Vested and exercisable, March 31, 2022	591,398	0.88	-	(605,128)	-
Vested and exercisable, March 31, 2023	-	-	-	-	-

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

During the years ended March 31, 2023, 2022 and 2021, nil, 242,492, 32,234 RSU has been vested.

Note 17 - SHARE-BASED COMPENSATION –(Continued)

Restricted Stock Units – (Continued)

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of Restricted Shares	Weighted- average grant date fair value
		USD
Outstanding at March 31, 2018	-
Granted	616,700	9.26
Vested	(538,900)	9.26
Forfeited	-	-
Outstanding at March 31, 2019	77,800	9.26
Granted
Vested	(38,900)	9.26
Forfeited	(3,333)	9.26
Outstanding at March 31, 2020	35,567	9.26
Granted	-	-
Vested	(32,234)	9.26
Forfeited	(3,333)	-
Outstanding at March 31, 2021	-	-
Granted	727,476	1.62
Vested	(727,476)	1.62
Forfeited	-	-
Outstanding at March 31, 2022	-	-
Granted	-	-
Vested	-	-
Forfeited	-	-
Outstanding at March 31, 2023	-	-

The fair value of the stock options and RSUs on the grant date was approximately US$4.7 million. The Company accrues the compensation cost based on the number of awards that are expected to vest. The estimated forfeiture rate for the awards in fiscal years ended March 31, 2023, 2022 and 2021 is 0%, 10.5% and 13.04%. The forfeiture rate is estimated based on the historical employee turnover rates and expectations about the future.

Stock based compensation

For the years ended March 31, 2023, 2022 and 2021, the Company recognized US$ nil, US$391,625 and US$55,468 share-based compensation expense, respectively. As of March 31, 2023, there was no unrecognized compensation cost.

Note 18 - TREASURY STOCK

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

Note 19 - RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2023 and 2022, the restricted net assets that are not available for distribution amounted to approximately US$89.5 and US$89.5 million, respectively, which was included in the additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2023 and 2022, the statutory reserves amounted to US$485,211 and US$485,211, which was included as retained earnings in the accompanying consolidated balance sheets.

Note 20 - COMMITMENTS AND CONTINGENCIES

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

Note 21- SUBSEQUENT EVENTS

On May 10, 2023, the Company entered into a Share Purchase Agreement (the “Disposition SPA”) with Umbrella Capital Investment Co., Ltd (the “Purchaser”), a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) to dispose its social E-commerce business. Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Purchaser will become the sole shareholder of HX Asia Investment Limited, HX China Investment Limited and Hexindai Hong Kong Limited (collectively as the “Targets”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”). The Closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the Purchase Price, the receipt of a fairness opinion from an independent firm, and all consents required to be obtained from or made with any governmental authorities. The Disposition closed on May 19, 2023.

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

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

CONDENSED BALANCE SHEETS

	As of March 31 2023	As of March 31 2022
	USD	USD
ASSETS:
Cash	4,472	4,491
Prepayment and other assets	5,795	5,795
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	11,303,978	14,333,994
TOTAL ASSETS	11,314,245	14,344,280

LIABILITIES:
Accrued expenses and other current liabilities	588,941	60,675
Due to related party	2,000,000	2,000,000
TOTAL LIABILITIES	2,588,941	2,060,675

SHAREHOLDERS’ EQUITY:
Ordinary shares ($0.0001 par value, 500,000,000 shares authorized, 69,763,933 and 69,763,933 shares issued, 68,598,050 and 68,598,050 shares outstanding as of March 31, 2023 and 2022, respectively.)	6,977	6,976
Additional paid-in capital	71,021,898	71,021,898
Treasury stock	(3,988,370)	(3,988,370)
Deficit	(54,467,600)	(53,107,676)
Accumulated other comprehensive loss	(3,847,601)	(1,649,223)
TOTAL SHAREHOLDERS’ EQUITY	8,725,304	12,283,605
TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	11,314,245	14,344,280

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended March 31,
	2023	2022	2021
	USD	USD	USD
Equity in (loss) earnings of subsidiaries	(1,086,999)	(13,720,643)	(30,533,662)
General administrative expense and others	(160,427)	(3,129,090)	(4,293,327)
NET (LOSS)	(1,247,426)	(16,849,733)	(34,826,989)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(2,198,379)	1,454,319	3,942,157
COMPREHENSIVE (LOSS)	(3,445,805)	(15,395,414)	(30,884,832)

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2023	2022	2021
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	(1,247,426)	(16,851,064)	(34,826,989)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity in loss of subsidiaries	1,147,003	13,721,974	30,533,662
Share-based compensation	-	391,625	55,468
Changes in operating assets and liabilities:
Prepayments and other assets	-	154,654	(154,653)
Accrued expenses and other current liabilities	528,266	101,207	(40,618)
Interest payments on unsecured senior notes and short-term bank loan	-	(676,894)	(2,114,388)
NET CASH (USED IN) OPERATING ACTIVITIES	427,843	(3,158,498)	(6,547,518)

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in investment in subsidiaries, VIEs and VIE’s subsidiaries	-	-	-
Purchase of long-term investments	-	-	-
NET CASH (USED IN) IN INVESTING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering, net of offering costs	-	10,017,200	-
Principal payments on unsecured senior notes	-	(10,000,000)	(10,000,000)
Exercise of share options	-	-	3
Loan to subsidiaries, VIEs and VIE’s subsidiaries	(427,857)	(337,695)	-
Repayment from subsidiaries, VIEs and VIE’s subsidiaries	-	-	11,317,561
Proceeds from related party	-	2,000,000	5,004,290
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(427,857)	1,679,505	6,321,854
NET (DECREASE) IN CASH	(14)	(1,478,993)	(225,664)
CASH-beginning of year	4,491	1,483,484	1,709,148
CASH-end of year	4,472	4,491	1,483,484
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	17,549	92,816	-
Cash paid for interest	336,593	676,894	2,114,388

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Notes to condensed financial statements

1.	Akso Health, formerly known as Xiaobai Maimai Inc., was founded on April 25, 2016 in the Cayman Islands. The condensed full year results of the Company have been prepared assuming the Reorganization (see Note 1 in the consolidated financial statements) was in effect from November 1, 2016.

2.	The condensed financial statements of Akso Health have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries, VIEs and subsidiaries of VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the income (loss) of the subsidiaries and VIEs is presented as equity in (loss) earnings of subsidiaries and VIEs on the statement of operations.

3.	As of March 31, 2023 and 2022, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

4.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The notes to consolidated financial statements disclosed certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.