Form 20-F
period 2024-03-31
Akso Health Group
filed 2024-07-30
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Qingdao Pilot Free Trade Zone, China (Shandong)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.0001 per share)	AHG	Nasdaq Capital Market
Class A ordinary shares, par value US$0.0001 per share*		Nasdaq Capital Market

*	Not for trading, but only in connection with the listing of the American depositary shares on the NASDAQ Capital Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

437,170,960 ordinary shares, par value US$0.0001 per share, as of March 31, 2024. (On April 30, 2024, the Company amended its authorized share capital, as result, the ordinary shares, par value US$0.0001 each, of the company were re-designated into Class A ordinary shares, par value US$0.0001 each, and Class B ordinary shares, par value US$0.0001 each.)

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Exchange Rate Information

Our business is conducted in both China and the United States, and our financial records are maintained in RMB for our business in China and in U.S. dollar for our business in United States, respectively as our functional currency . However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB 7.2203 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024, the last business day of the fiscal year of 2024. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 17, 2024, the exchange rate was RMB 7.2695 to US$1.00.

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

ITEM 3. KEY INFORMATION

Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated Entities

Akso Health Group is a holding company incorporated in the Cayman Islands in April 2016 and not a Chinese or Hong Kong operating company. As a holding company with no material operations of our own, we conduct our business primarily through our U.S. subsidiaries, PRC subsidiaries in China and within the last fiscal year, the former variable interest entities based in China. The contracts relating to the former variable interest entities have not been tested in court. The former variable interest entity structure was used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Our current corporate structure involves unique risks to investors. Our securities are securities of Akso Health Group, the offshore holding company in the Cayman Islands, instead of securities of our subsidiaries. Investors may never hold equity interests in our subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, all of our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities for the business operations of our holding company, our subsidiaries, including, business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License.  All of our PRC subsidiaries are required to obtain, and have obtained, their respective Business Licenses. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required by the PRC government authorities for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions to operate our business in the future. The PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries and private education industries, and we cannot rule out the possibility that it will in the future release regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China.—Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

We are subject to legal and operational risks associated with being based in and having the majority of our operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, and adopting new measures to extend the scope of cybersecurity reviews. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. The Security Administration Draft has not been fully implemented as of the date of this annual report.  On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As confirmed by our PRC counsel, Hebei Changjun Law Firm since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures, and for the same reason, we will not be subject to the network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) are enacted as proposed. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.”

In addition, since 2021, the Chinese government has strengthened its anti-monopoly supervision, mainly in three aspects: (1) establishing the National Anti-Monopoly Bureau; (2) revising and promulgating anti-monopoly laws and regulations, including: the Anti-Monopoly Law (draft Amendment published on October 23, 2021 for public opinion; the newly revised Anti-Monopoly Law was promulgated on June 24, 2022, and became effective on August 1, 2022), the anti-monopoly guidelines for various industries, and the detailed Rules for the Implementation of the Fair Competition Review System; and (3) expanding the anti-monopoly law enforcement targeting Internet companies and large enterprises. As of the date of this annual report, the Chinese government’s recent statements and regulatory actions related to anti-monopoly concerns have not impacted our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange, because neither the Company nor its PRC operating entities engage in monopolistic behaviors that are subject to these statements or regulatory actions.

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed to be Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. Our PRC counsel, Hebei Changjun Law Firm, has advised us that, since we obtained approval from both the SEC and The Nasdaq Capital Market (“Nasdaq”) to issue and list our ordinary share on the Nasdaq prior to March 31, 2023, we are not required to make the filing with the CSRC pursuant to the Overseas Listing Trial Measures. We shall be required, however, to file with the CSRC for any subsequent offerings. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our ordinary shares may depreciate significantly or become worthless. See “Item 3. Key Information — D. Risk Factors —Risks Relating to Doing Business in the People’s Republic of China — The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.”

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

Cash and Other Assets Transfers within our Organization

The Company can transfer cash to its subsidiaries through capital contributions and/or intercompany loans, and the Company’s subsidiaries can transfer cash to the Company through dividends or other distributions and/or intercompany loans. Additionally, the Company’s subsidiaries can transfer cash to the VIE through loans, service fees and the VIE can transfer cash to the Company as service fees under the VIE agreements (the “VIE Agreements”) and/or through loans. We intend to settle amounts owed under the VIE Agreements. The aforesaid transactions including capital injection and loans, would be eliminated upon consolidation.

Our cash primarily consists of cash on hand and cash in banks in the PRC, Hong Kong and USA, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2024 and March 31, 2023, we had approximately USD 85.2 and USD 7.9 million of cash in bank, respectively, and the loan due to related parties is USD 2.0 million and USD9.7 million, respectively. Funds are transferred between our subsidiaries, our WFOE, Beijing Hexin Yongheng Technology Development Co., Ltd, Tianjin Haohongyuan Technology Co., Ltd. ,Qindao Akso Health Management Co., Limited and Tianjin Akso Enterprise Management Co., Ltd. and the VIE for their daily operation purposes.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIE to transfer cash. For our cash maintained in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, could restrict deployment of the cash into the business of the VIE and its subsidiaries and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIE, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in the People’s Republic of China”

We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries, and the VIE. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in the People’s Republic of China— In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, and results of operations,” and “Risk Factors—Risks Relating to Doing Business in the People’s Republic of China—The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

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

The following table describes transfers among us, our subsidiaries and the former VIEs made during the periods presented:

Year Ended March 31, 2024
(US$ in millions)
Capital contributions from us to our offshore subsidiaries(1)	—
Loans from us to our offshore subsidiaries	137.2
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	—
Loans from us or our offshore subsidiaries to PRC subsidiaries	56.3
Loans from our subsidiaries to the former VIEs, net	—
Other amounts paid by our subsidiaries to the former VIEs(2)	—
Other amounts paid by former VIEs and their subsidiaries to our subsidiaries	—

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.

(2)	Cash paid by one of our Hong Kong subsidiaries to one of our former VIEs for services rendered.

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

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong subsidiary’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Akso Health and adversely affect our business. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in the People’s Republic of China — To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

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

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information — D. Risk Factors” in this annual report.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

●	We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business. (see “We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business” on page 15 of this annual report);

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations. (see “Any harm to our brand or reputation may materially and adversely affect our business and results of operations” on page 15 of this annual report);

●	If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected. (see “If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected” on page 16 of this annual report);

●	We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct. (see “We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct” on page 17 of this annual report);

●	We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks. (see “We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks” on page 17 of this annual report);

●	We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations. (see “We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations” on page 17 of this annual report);

●	Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all. (see “Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all” on page 18 of this annual report);

●	Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties. (see “Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties” on page 18 of this annual report);

●	We conduct our business in a heavily regulated industry. (see “We conduct our business in a heavily regulated industry” on page 18 of this annual report);

●	We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected. (see “We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected” on page 19 of this annual report);

●	We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth. (see “We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth” on page 19 of this annual report);

●	If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected. (see “If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected” on page 19 of this annual report);

●	Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected. (see “Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected” on page 19 of this annual report);

●	We do not have business insurance coverage. (see “We do not have business insurance coverage” on page 19 of this annual report);

●	If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected. (see “If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected” on page 20 of this annual report);

●	Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States. (see “Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States” on page 21 of this annual report);

RISKS RELATED TO OUR CORPORATE STRUCTURE

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (see “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 21 of this annual report);

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. (see “Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two” on page 23 of this annual report);

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation. (see “The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation” on page 25 of this annual report);

●	There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business. (see “There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business” on page 25 of this annual report);

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. (see “Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business” on page 26 of this annual report);

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations. (see “In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations” on page 27 of this annual report);

●	The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. (see “The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations” on page 28 of this annual report);

●	Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC. (see “Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC” on page 30 of this annual report);

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all. (see “Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all” on page 30 of this annual report);

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable. (see “PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable” on page 30 of this annual report);

●	Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations. (see “Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations” on page 31 of this annual report);

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (see “Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 31 of this annual report);

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. (see “We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” on page 32 of this annual report);

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment. (see “Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” on page 32 of this annual report);

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. (see “Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 33 of this annual report);

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties. (see “Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties” on page 33 of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see “The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 33 of this annual report);

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law. (see “PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 34 of this annual report);

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. (see “Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page 34 of this annual report);

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders. (see “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” on page 35 of this annual report);

●	We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary. (see “We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary” on page 35 of this annual report);

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future. (see “Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future” on page 36 of this annual report);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. (see “Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” on page 36 of this annual report);

●	The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors. (see “The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors” on page 37 of this annual report);

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. (see “To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page 37 of this annual report);

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. (see “There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.” on page 37 of this annual report);

RISKS RELATED TO OUR ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors. (see “The trading price of our ADSs may be volatile, which could result in substantial losses to investors” on page 38 of this annual report);

●	Techniques employed by short sellers may drive down the market price of our ADSs. (see “Techniques employed by short sellers may drive down the market price of our ADSs” on page 39 of this annual report);

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline. (see “If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page 39 of this annual report);

●	We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment. (see “We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment” on page 39 of this annual report);

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline. (see “Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline” on page 40 of this annual report);

●	We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares. (see “We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares” on page 40 of this annual report);

●	The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs. (see “The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs” on page 41 of this annual report);

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. (see “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” on page 41 of this annual report);

●	Certain judgments obtained against us by our shareholders may not be enforceable. (see “Certain judgments obtained against us by our shareholders may not be enforceable” on page 42 of this annual report);

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. (see “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies” on page 42 of this annual report);

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs. (see “The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs” on page 43 of this annual report);

●	The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests. (see “The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests” on page 43 of this annual report);

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you. (see “You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you” on page 43 of this annual report);

●	You may experience dilution of your holdings due to inability to participate in rights offerings. (see “You may experience dilution of your holdings due to inability to participate in rights offerings” on page 44 of this annual report);

●	You may be subject to limitations on transfer of your ADSs. (see “You may be subject to limitations on transfer of your ADSs” on page 44 of this annual report);

●	We will incur significantly increased costs and devote substantial management time as a result of being a public company. (see “We will incur significantly increased costs and devote substantial management time as a result of being a public company” on page 44 of this annual report).

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of March 31, 2024. See “Item 15. Controls and Procedures.”

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

Although we operate part of our business in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, OneStop Assurance PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. The Trial Measures clarified and emphasized several aspects, which include but are not limited to: (1) comprehensive determination of the “indirect overseas offering and listing by PRC domestic companies” in compliance with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: a) 50% or more of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year is accounted for by PRC domestic companies, and b) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China; (2) exemptions from immediate filing requirements for issuers that a) have already been listed or registered but not yet listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, and b) are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or the overseas stock exchange, c) whose such overseas securities offering or listing shall be completed before September 30, 2023, provided however that such issuers shall carry out filing procedures as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as (a) issuers whose listing or offering overseas have been recognized by the State Council of the PRC as possible threats to national security, (b) issuers whose affiliates have been recently convicted of bribery and corruption, (c) issuers under ongoing criminal investigations, and (d) issuers under major disputes regarding equity ownership; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their shareholders between 1 and 10 million RMB for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In the year ended March 31, 2022, the value of the RMB appreciated approximately by 3.2% against of the U.S dollar. In the year ended March 31, 2023, the value of the RMB depreciated by approximately 8.3% against the U.S. dollar. And in the year ended March 31, 2024, the value of the RMB depreciated by approximately 5.1% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future.

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

Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.

We are a Cayman Islands holding company and are not a Chinese company. As a holding company with no material operations of our own, we conduct all of our operations through our PRC operating entities in China. As such, our corporate structure involves unique risks to investors. There are legal and operational risks associated with having operations in mainland China, and the Chinese regulatory authorities could disallow this ownership structure, which would likely result in a material change in our operations and/or a material change in the value of the securities we are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

In the meeting of the Political Bureau of the CPC Central Committee held on July 30, 2021, the improvement of the regulatory system for overseas listing of enterprises was first proposed. On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfil the filing procedures and submit relevant information to the CSRC.

Although the detailed implementations are still unclear, the supervision of overseas listing of Chinese stocks may continue to tighten. The Chinese government has exercised, and continues to exercise, substantial control over virtually every sector of the Chinese economy through regulation and state ownership. The ability of our operating entities to operate in China may be impaired by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, foreign investment limitations, and other matters. The central or local governments of China may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to our compliance with such regulations or interpretations. As such, we may be subject to various government and regulatory interference in the provinces in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we believe that we are currently not required to obtain permission from any Chinese authorities and have not received any notice of denial of permission to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the PRC operating entities’ business or industry, particularly in the event permission to list on U.S. exchanges may be later required, or withheld or rescinded once given.

Accordingly, government actions in the future, including any decision to intervene or influence our operations at any time or to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to our operations, may limit or completely hinder our ability to offer or continue to offer securities to investors, and/or may cause the value of such securities to significantly decline or be worthless.

There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. The uncertainties regarding the enforcement of laws and the fact that rules and regulations in mainland China can change quickly with little advance notice could result in a material change in our operations, financial performance and/or cause the value of our securities to significantly decline or become worthless and/or impair our ability to raise money.

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.

The transfer of funds and assets among the Company, its Hong Kong and PRC subsidiaries is subject to governmental control and restriction. The competent PRC government imposes controls on the conversion of the RMB into foreign currencies and the remittance of currencies out of mainland China. In addition, the PRC EIT Law and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to enterprises that are not mainland China resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the enterprises that are not mainland China resident enterprises are tax resident.

As of the date of this report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in mainland China or Hong Kong, such funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the competent government to the transfer of cash or assets.

RISKS RELATED TO OUR ADSs

The trading price of our ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has ranged from US$0.25 to US$2.90 per ADS   in fiscal year 2024. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). No dividends have been declared or distributed since August 2018.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2024, we had 437,170,960 ordinary shares outstanding. Among these shares, 42,341,432 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2024 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2024 or any future taxable year.

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

On November 15, 2023, we established Akso Medical Cloud Limited in British Virgin Island, which is 100% owned by Akso Health Group.

On December 4, 2023, we established Akso Medi-care Limited in Hong Kong, China, which is 100% owned by Akso Medical Cloud Limited.

On January 16, 2024, we established Tianjin Akso Enterprise Management Co., Ltd. in Tianjin Province, China, which is owned by Akso Medi-care Limited.

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd.

On April 30, 2024, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association (the “Amended M&A”), which changed the authorized issued share capital of the Company from US$500,000 divided into 5,000,000,000 ordinary shares, par value US$0.0001 each, to US$500,000 divided into 4,500,000,000 Class A ordinary shares, par value US$0.0001 each and 500,000,000 Class B ordinary shares, par value US$0.0001 each (the “Re-Designation of the Authorized Capital”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the Re-Designation of the Authorized Capital, 7,980,800 ordinary shares owned by Webao Limited then and 492,019,200 authorized but unissued ordinary shares were converted into Class B ordinary shares on a one-for-one basis. 4,500,000,000 authorized ordinary shares (including 320,770,660 issued and outstanding ordinary shares held by all shareholders other than Webao Limited) were converted into Class A ordinary shares on a one-for-one basis.

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

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd.

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

B. Business Overview

Historically, the Company generated revenues primarily from our loan facilitation services, post-origination services, and other related services (the “P2P Business”). On December 30, 2020, we completed the disposal of the P2P Business and transitioned into a social e-commerce platform operator in China, offering high-quality and affordable branded products. Since the fourth quarter of 2021, the Company started exploring healthcare equipment and product trading and related healthcare services business. On January 4, 2022, we incorporated Akso Online Meditech in the State of Wyoming and have been engaged in the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech. In February 2022, Akso Online Meditech entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier and sells these test kits to distributers in the United States. On January 26, 2022, we incorporated Qingdao Akso in Shandong Province, China and started the sales of medical devices through Qingdao Akso since April 2022. Qingdao Akso has entered into supply agreements to purchase medical devices such as defibrillators, anesthesia laryngoscope from its supplier and sells these devices to distributers or end-users in China. In May 2023, the Company completed the disposition of its social e-commerce business. The Company has since then focused on exploring other area of healthcare sector other than the medical devices and supplies.

Recently, we begun exploring online hospital and chain pharmacies segments in China. We plan to acquire online hospital(s) in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. Typically, the online hospitals are closely connected with and supported by traditional hospitals and outpatient clinics, and their main sources of revenue are from fees charged to patients for both online and offline consultations and the marketing and sales of a variety of health products including medicine, medical equipment and supplements.

In addition to our plan to acquire online hospital(s), we believe that traditional independent pharmacies in China currently face serious competition and bottlenecks in sales growth, which is why we also plan to acquire multiple independent pharmacies nationwide throughout China, integrating and operating the pharmacies as a chain using our extensive offline resources and IT solutions. We plan to build a new type of pharmacy operation and management system, as well as digital operation and sales solutions for our pharmacies, thereby enhancing our competitiveness and overcoming the current difficulties in the industry.

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd.

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

In August 2020, Xiaobai Maimai underwent an upgrade to offer an even wider variety of high-quality products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On Xiaobai Maimai App, customers can easily compare superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for customers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the application. As of June 30, 2022, Xiaobai Maimai had approximately 288,858 active customer accounts (an active customer account refers to a customer account that has made at least one purchase) since its launch. In May 2023, the Company entered into a Disposition SPA to dispose the social e-commerce business and the disposal was completed May 19. 2023.

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

●	“Class I medical devices” means the medical devices with low risks, whose safety and effectiveness can be ensured through routine administration. As of the date of this annual report, we and our subsidiaries do not sell Class I medical devices.

●	“Class II medical devices” means the medical devices with moderate risks, which shall be strictly controlled and administered to ensure their safety and effectiveness. For example, the anesthesia laryngoscope that Qingdao Akso currently may sell are Class II medical devices.

●	“Class III medical devices” means the medical devices with relatively high risks, which shall be strictly controlled and administered through special measures to ensure their safety and effectiveness. For example, the defibrillators Qingdao Akso currently may sell are Class III medical devices.

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

As of the date of this annual report, Qingdao Akso has received from the PRC authorities all requisite licenses, permissions or approvals needed to engage in the resale of medical devices businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License (as defined below). Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the resale of Class II medical devices are subject to filing administration and will receive a Class II medical device selling record certificate upon satisfaction of filing requirement and no pre-approval of the authorities is needed (the “Class II Medical Device Selling Record Certificate”). Operators engaged in the resale or distribution of Class III medical devices are subject to pre-approval licensing administration and will a receive medical device operation license upon the authorities’ approval (the “Class III Medical Device Operation License”). A Class III Medical Device Operation License is valid for five years and may be renewed six months prior to its expiration date. A Class II Medical Device Selling Record Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities. Qingdao Akso obtained a Class II Medical Device Selling Record Certificate on February 25, 2022, and a Class III Medical Device Operation License, and such license expired on March 2, 2022.

Revenue attributable to the sales of medical equipment for the fiscal year ended March 31, 2024 was $2.4 million, representing 100% of the Company’s total revenue.

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

We currently have one significant supplier, Qingdao Yongbaoyun Technology Co., Ltd.,s which represents 100.0% of our total purchases for the fiscal year ended March 31, 2024.

Our Customers

Our medical devices business which includes the sale of COVID-19 Rapid Antigen test kits, defibrillators and anesthesia laryngoscopes primarily target medical product dealers and end-users such as hospitals. We do not currently have any long-term sale contracts with our customers. Our three main customers are Xi’an Nazhi Hengsheng Medical Equipment Co., Ltd, Xuzhou Bowei Medical Equipment Co., Ltd. and Sichuan Nazhi Tongchuang Medical Equipment Co., Ltd, which represented approximately 34.8%, 36.3% and 28.0% of our total revenues for the fiscal year ended March 31, 2024.

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

Industry Catalog Relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Catalog, which became effective on January 27, 2021, and the Special Administrative Measures (Negative List) for Foreign Investment Access, or the Negative List promulgated by the MOC, which became effective on July 23, 2020 and has been amended from time to time by the MOC and the National Development and Reform Commission. It sets out the industries in which foreign investments are prohibited or restricted. Foreign investors will not make investments in prohibited industries, while must satisfy certain conditions stipulated in the Negative List for investment in restricted industries. According to the Negative List, the proportion of foreign investment in entities engaged in value-added telecommunication services (excluding e-commerce, domestic multi-party communications services, store-and-forward services, and call center services) shall not exceed 50%. The most updated Negative List, issued on 27 December, 2021 and became effective on 1 January, 2022, stipulates that any PRC domestic enterprise engaging in the fields prohibited by the negative list shall obtain the consent of the relevant competent PRC authorities for overseas listing, and the foreign investors shall not participate in the operation and management of such enterprise, and the shareholding percentage of the foreign investors in such enterprise shall be subject to the relevant administrative provisions of PRC domestic securities investment by foreign investors. Such negative list does not further elaborate whether existing overseas listed enterprise will be subject to such requirements. The staff of the NDRC addressed in an interview on 27 December, 2021 that certain existing overseas listed enterprises whose foreign investors’ shareholding percentage exceed the aforementioned threshold are not required to make adjustment or deduction.

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

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, that affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our test kits are currently approved under a PMA. However, we may in the future develop devices which will require the approval of a PMA.

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

We launched our social e-commerce platform in May 2020 as a new business line for business transition, and we had developed and invested in our social e-commerce platform to take advantage of China’s fast-growing e-commerce industry. Our social e-commerce platform offered high-quality and affordable products to consumers in China. We cooperated with major domestic e-commerce platforms and services marketplaces to select and source goods and services, and rewarded users with a small commission for every purchase, share or recommendation of a product made to friends. In May 2023, to fully utilize the Company’s existing funds and resources and maximize the shareholders’ interest, the Company completed the disposition of its social e-commerce business. The Company has since then focused on exploring other area of healthcare sector other than the medical devices and supplies.

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

Our net revenues were US$6.0 million, US$13.2 million, and US$2.4 million   for the fiscal years ended March 31, 2022, 2023, and 2024 respectively. We had net losses of US$16.8 million, net losses of US$1.2 million and net losses of 9.5 million for the years ended March 31, 2022, 2023, and 2024, respectively.

Recently, we begun exploring online hospital and chain pharmacies segments in China. We plan to acquire online hospital(s) in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. Typically, the online hospitals are closely connected with and supported by traditional hospitals and outpatient clinics, and their main sources of revenue are from fees charged to patients for both online and offline consultations and the marketing and sales of a variety of health products including medicine, medical equipment and supplements.

In addition to our plan to acquire online hospital(s), we believe that traditional independent pharmacies in China currently face serious competition and bottlenecks in sales growth, which is why we also plan to acquire multiple independent pharmacies nationwide throughout China, integrating and operating the pharmacies as a chain using our extensive offline resources and IT solutions. We plan to build a new type of pharmacy operation and management system, as well as digital operation and sales solutions for our pharmacies, thereby enhancing our competitiveness and overcoming the current difficulties in the industry.

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of commission service from social from social E-commerce business and interest income from microlending business and other related services for the fiscal years ended March 31, 2022 and 2023 and 2024 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of income tax, were losses of USD 12.7 million, income of USD 11.8 million, and losses of USD 0.4 million   for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

Key Components of Results of Operations

Revenues

Revenues are from the sale of medical devices business. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	2022		2023		2024
		% of		% of		% of
	(US$)	revenues	(US$)	revenues	(US$)	revenues
Revenues
Sale of medical devices	6,000,000	100.0%	13,186,525	100.0%	2,416,797	100.0%
Total revenues	6,000,000	100.0%	13,186,525	100.0%	2,416,797	100.0%
Business and sales related taxes	—	—%	4,964	0.1%	2,459	0.1%
Net Revenues	6,000,000	100.0%	13,181,561	99.9%	2,414,338	99.9%

Sale of medical devices

Starting in February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. Since April 2022, through its subsidiary Qingdao Akso Health Management Co., Ltd, the Company started its sales of medical devices business in China domestic market. Qingdao Akso purchases medical devices in quantity and distribute products primarily to medical products dealers or end-users such as hospitals. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

Cost of goods sold

Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kit, defibrillators and anesthesia laryngoscope related to the sale of medical devices.

Operating expenses

Our operating expenses primarily consist of sales and marketing expenses, general and administrative expenses, finance cost and share-based compensation. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2022	2023	2024
	US$	US$	US$
Operating expenses
Sales and marketing expenses	—	6,661	168,421
General and administrative expenses	2,669,834	15,529,182	8,591,751
Finance cost	804,138	—	—
Share-based compensation	391,625	—	—
Total operating expenses	3,865,597	15,535,843	8,760,172

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

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company does not believe that there was any uncertain tax position at March 31, 2024 and 2023.

	For the Fiscal Years Ended March 31,
	2022	2023	2024
	US$	US$	US$
NET REVENUES	6,000,000	13,181,561	2,414,338
Cost of goods sold	5,394,866	11,912,571	2,292,206
Gross Profit	605,134	1,268,990	122,132
OPERATING EXPENSES
Sales and marketing	—	6,661	168,421
General and administrative	2,669,834	15,529,182	8,591,751
Finance cost	804,138	—	—
Share-based compensation	391,625	—	—
Total operating expenses	3,865,597	15,535,843	8,760,172
LOSS FROM CONTINUING OPERATIONS	(3,260,463)	(14,266,853)	(8,638,040)
Total other income (loss), net	(747,818)	1,200,364	(453,751)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(4,008,281)	(13,066,489)	(9,091,791)
Provision for income tax	92,816	17,549	24,988
NET LOSS FROM CONTINUING OPERATIONS	(4,101,097)	(13,084,038)	(9,116,779)
Net (loss) income from discontinued operations, net of income taxes	(12,748,636)	11,836,612	(3,884)
Loss from disposal of discontinued operations, net of income taxes	—	—	(395,914)
Total (loss) income from discontinued operations	(12,748,636)	11,836,612	(399,798)
NET LOSS	(16,849,733)	(1,247,426)	(9,516,577)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

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

The following table sets forth our revenues breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2022	2023	2024
	(US$)	(US$)	(US$)
Revenues(1)
Sale of medical devices	6,000,000	13,186,525	2,416,797
Total revenues	6,000,000	13,186,525	2,416,797
Business and sales related taxes	—	4,964	2,459
Net Revenues	6,000,000	13,181,561	2,414,338

(1)	Represents amounts net of VAT.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

Net revenues Net revenues generated for the fiscal year ended March 31, 2024 was US$2.4 million, representing a decrease of 81.7% from US$13.2 million for the fiscal year ended March 31, 2023. The decrease was primarily due to decrease of sales volume in fiscal year 2024 compared with fiscal year 2023, especially for the cease of Covid-19 in the end of 2022, leading to no revenue from sale of Covid-19 test kits in fiscal year 2024.The Company’s revenue generated from its business for the sales of medical devices, which was initially started in US market in January 2022, and since April 2022, the Company started its business in PRC domestic market.

Cost of goods sold Cost of goods sold in fiscal year 2024 consist primarily of purchase price of defibrillators and anesthesia laryngoscope related to the sale of medical devices, while in fiscal year 2023, the cost of goods consist of COVID-19 Antigen Test kit, .defibrillators and anesthesia laryngoscope related to the sale of medical devices.

Operating expenses Total operating costs and expenses for the fiscal year ended March 31, 2024 were US$8.8 million, a decrease of 43.6% from US$15.5 million for the fiscal year ended March 31, 2023. The decrease was primarily due to a decrease in general and administrative expenses.

●	Sales and marketing expenses Sales and marketing expenses for the fiscal year ended March 31, 2024 were US$168,421, compared to US$ 6,661 for the fiscal year ended March 31, 2023. The increase was primarily due to expenses related to the Company’s brand building and market development for its new business.

●	General and administrative expenses General and administrative expenses for the fiscal year ended March 31, 2024 were US$8.6 million, a decrease of 44.7% from US$15.5 million for the fiscal year ended March 31, 2023. The decrease was primarily attributable to the decrease of provisions made for the uncollected receivables.

Total other income (expense) Our total other expenses, net was US$0.5 million for the fiscal year ended March 31, 2024, compared with total other income, net of US$1.2 million in the fiscal year ended March 31, 2023, the changes was primarily attributable to exchange gain (loss).

Provision for income tax Our income tax expense was US$ 24,988 for the fiscal year ended March 31, 2024, as compared to US$17,549 for the fiscal year ended March 31, 2023.

Net (loss) from continuing operations Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2024, was US$9.1 million, compared to US$13.1 million in the same prior period of fiscal year 2023. Net loss from continuing operations was mainly resulted from general and administrative expenses.

Net income (loss) from discontinued operations, net of income taxes Net loss from discontinued operations, net of income taxes, for fiscal year ended March 31, 2024, was US$0.4 million, compared to an income of US$11.8 million in the prior period.

Net loss As a result of the above factors, we had net loss of US$9.5 million for the fiscal year ended March 31, 2024, compared to net loss of US$1.2 million for the fiscal year ended March 31, 2023.

Fiscal Year Ended March 31, 2023 Compared to Fiscal Year Ended March 31, 2022

Net revenues Net revenues generated for the fiscal year ended March 31, 2023 was US$13.2 million, increased from US$6.0 million in the fiscal year ended March 31, 2022. The Company’s revenue generated from its new business for the sales of medical devices, which was initially started in US market in January 2022, and since April 2022, the Company started its business in PRC domestic market.

Cost of goods sold Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kit related to the sale of medical devices.

Operating costs and expenses Total operating expenses for the fiscal year ended March 31, 2023 were US$15.5 million, an increase of 301.9% from US$3.9 million for the fiscal year ended March 31, 2022.

The increase was primarily due to an increase in general and administrative expenses.

●	Sales and marketing expenses Sales and marketing expenses for the fiscal year ended March 31, 2023 were US$ 6,661, compared to nil for the fiscal year ended March 31, 2022. The increase was primarily due to expenses related to the Company’s brand building and market development for its new business.

●	General and administrative expenses General and administrative expenses for the fiscal year ended March 31, 2023 were US$15.5 million, a increase of 481.7% from US$2.7 million for the fiscal year ended March 31, 2022. The increase was primarily attributable to the increase of provisions made for the uncollected receivables.

●	Finance cost Finance cost for the fiscal year ended March 31, 2023 was nil compared to US$0.8 million for the fiscal year ended March 31, 2022.

●	Share-based compensation Share-based compensation for the fiscal year ended March 31, 2023 was nil, compared to US$0.4 million in the fiscal year ended March 31, 2022 The decrease was attributable to increase in the recognition of the share-based compensation in connection with the options and restricted share units granted under the Amended and Restated 2016 Equity Incentive Plan.

Total other expenses Our other expense was US$1.2 million for the fiscal year ended March 31, 2023, as compared to other loss of US$0.7 million for the fiscal year ended March 31, 2022, the increase was primarily due to exchange gain.

Provision for income tax Our income tax expense was US$17,549 for the fiscal year ended March 31, 2023, as compared to US$82,816 for the fiscal year ended March 31, 2022.

Net (loss) from continuing operations Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2023, was US$13.1 million, compared to US$4.1 million in the same prior period of fiscal year 2022. Net loss from continuing operations was mainly resulted from general and administrative expenses.

Net income (loss) from discontinued operations, net of income taxes Net income from discontinued operations, net of income taxes, for fiscal year ended March 31, 2023, was US$11.8 million, compared to a loss of US$12.7 million in the prior period.

Net loss As a result of the above factors, we had net loss of US$1.2 million for the fiscal year ended March 31, 2023, compared to net loss of US$16.8 million for the fiscal year ended March 31, 2022.

Changes in Financial Position

As of March 31, 2024, our cash and cash equivalents were US$85.2 million, representing an increase of US$77.3 million from US$7.9 million as of March 31, 2023, mainly due to an increase in cash provided by financing activities. For the fiscal year ended March 31, 2024, our net cash provided by financing activities was US$131.7 million, compared to net cash used in financing activities was US$27.5 million for the fiscal year ended March 31, 2023, primarily attributable to the funds from private placements.

As of March 31, 2023, our cash and cash equivalents were US$7.9 million, representing a decrease of US$10.5 million from US$18.4 million as of March 31, 2022, mainly due to an increase in cash used in financing activities. For the fiscal year ended March 31, 2023, our net cash used in financing activities was US$27.5 million, compared to net cash generated from financing activities of US$34.8 million for the fiscal year ended March 31, 2022, primarily attributable to the repayment of loan from related party.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive loss (income) and consolidated statements of cash flows.

Recent Developments

Amendment to Authorized Share Capital

On April 30, 2024, the shareholders of the Company approved and adopted an amended and restated memorandum and articles of association (the “Amended M&A”), which changed the authorized issued share capital of the Company from US$500,000 divided into 5,000,000,000 ordinary shares, par value US$0.0001 each, to US$500,000 divided into 4,500,000,000 Class A ordinary shares, par value US$0.0001 each and 500,000,000 Class B ordinary shares, par value US$0.0001 each (the “Re-Designation of the Authorized Capital”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. In connection with the Re-Designation of the Authorized Capital, 7,980,800 ordinary shares owned by Webao Limited then and 492,019,200 authorized but unissued ordinary shares were converted into Class B ordinary shares on a one-for-one basis. 4,500,000,000 authorized ordinary shares (including 320,770,660 issued and outstanding ordinary shares held by all shareholders other than Webao Limited) were converted into Class A ordinary shares on a one-for-one basis.

June 2024 Private Placement

On June 27, 2024, the Company entered into a certain securities purchase agreement (the “June SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 220,000,050 units at a price of US$0.2844 per unit, each unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and three warrants to purchase one Share each with an initial exercise price of US$0.3555, for an aggregate purchase price of approximately US$62.6 million (the “June Offering”). On July 2, 2023, the June Offering was consummated when all the closing conditions of the June SPA were satisfied. The net proceeds of approximately US$62.6 million from the June Offering will be used by the Company for working capital and general corporate purposes.

The warrants issued in the June Offering (the “June Warrants”) are exercisable immediately upon the date of issuance at an initial exercise price of $0.3555, or approximately $1.0665 per ADS, for cash. The June Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant shares underlying the June Warrants. The June Warrants shall expire five years from its date of issuance and are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

B. Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, the loans from third parties and shareholder, and proceeds from private placement and short term loan from SOS Information Technology New York, Inc. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2022, 2023 and 2024, we had US$18.4 million, US$7.9 million, and US$85.2 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2022, 2023 and 2024, our working capital (excluding the amount due from related parties) amounted to US$12.2 million, US$8.8 million, and US$138.4 million, respectively. We believe that our current cash, cash flows provided by operating activities and net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

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

C. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Yilin (Linda) Wang	38	Chairwoman and Chief Executive Officer
Rui (Kerrie) Zhang	40	Chief Financial Officer
Wenjuan (Vivian) Liu	38	Director
Non-Executive Directors:
Stephen P. Brown	65	Independent director
Zhe Liu	40	Independent director
Gerald (Jerry) T. Neal	73	Independent director

Executive Officers

Ms. Yilin (Linda) Wang, aged 38, has served as our chief executive officer since October 2021. From September 2021 to October 2021, Ms Wang served as the Co-CEO of the Company. Ms Wang has extensive years of experience in corporate management. She is an information technology expert and has rich professional experience in medical health, health management and medical technology-related businesses. Ms. Wang has served as the Director and CEO of SOS Information Technology Co., Ltd., a wholly-owned subsidiary of SOS Limited (NYSE: SOS) since March 2016, and has been the founder and CEO of Shijiazhuang Weigou Information Technology Co., Ltd., since November 2010. Ms. Wang obtained her bachelor’s degree in management from the Hebei University of Science & Technology, China, and a master’s degree in science and engineering management from the Hebei Dizhi University, China.

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

Ms. Wenjuan (Vivian) Liu, aged 38, was appointed as our director on July 14, 2021. Ms. Liu has served as the Chief Executive Officer of Hebei Chuangjie Technology Co., Ltd. since August 2018. From May 2015 to July 2018, Ms. Liu served as the Key Client Manager of Hebei Branch of Guosen Co., Ltd. Ms. Liu has extensive experience in financial investments, capital market operations and enterprise management. Ms. Liu obtained her bachelor’s degree in marketing from the Department of Economics and Management at Nankai University of China.

Non-executive Directors

Mr. Stephen P. Brown, aged 65 Mr. Stephen P. Brown has served as our independent director since April 11, 2022. Mr. Brown, has served as the chief financial officer of SolarMax Technology, Inc. since May 2017. From 2013 until April 2017, he was chief financial officer of STAAR Surgical Company. Mr. Brown was vice president, global finance of Bausch & Lomb from 2008 until 2013 and chief financial officer of Hoya Surgical Optics from 2007 to 2008. He served in various capacities over a 13-year period with Johnson & Johnson including chief financial officer of the Advanced Sterilization Products division. Mr. Brown holds a Master of Business Administration degree from University of California, Los Angeles Anderson School of Management, and earned a Bachelor’s degree from California State University, Fullerton.

Mr. Zhe Liu, aged 40, has served as our independent director since October 12, 2022. In 2012, Mr. Liu founded Shijiazhuang Zizhe Import and Export Trading Co., Ltd and served as CEO since January 2012. From June 2011 to January 2012, he served as deputy manager at Shijiazhuang Branch of Beijing Aohongxuan Wine Co., Ltd. From August 2009 to June 2011, he served as sales director at Henan Region of Shijiazhuang Shengdian Pharmaceutical Co., Ltd. Mr. Liu earned his bachelor’s degree in marking and business English from University of Portsmouth in 2007.

Mr. Gerald (Jerry) T. Neal, aged 73, Mr. Gerald (Jerry) T. Neal has served as our independent director since June 7, 2022. Mr. Neal, has served as president of EightyEight Commodities Co since May 2011. From August 2005 to April 2011, he was vice president of Guangyi Group Inc. From August 1973 to August 2005, Mr. Neal served in various positions including personnel manager, safety & environmental manager, operations manager and worldwide sales manager at E.I. Dupont de Nemours Inc. Mr. Neal earned a Bachelor’s degree from University of Georgia in 1973.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	—	—
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—	—	—	—
LGBTQ+	—	—	—	—
Did Not Disclose Demographic Background	—	—	—	—

B. Compensation

For the fiscal year ended March 31, 2024, we paid an aggregate of approximately US$ 207,600 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “Item 7. Major Shareholders and Related Party Transactions—B. Compensation—Share Incentive Plan.”

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

Granted Options and Restricted Share Units As of March 31, 2024, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units were nil and nil, respectively. For the fiscal year ended March 31, 2024, nil of the options granted had been vested, and nil of the restricted share units granted had been vested. As of March 31, 2024, none of the options granted had been exercised, and none of the restricted share units granted had vested.

The following table summarizes, as of March 31, 2024, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
	Ordinary Shares	Exercise
	Underlying	Price	Date of	Date of
Name	Options	(US$/Share)	Grant	Expiration
Yilin (Linda) Wang	—	—	—	—
Wenjuan (Vivian) Liu	—	—	—	—
Rui (Kerrie) Zhang	—	—	—	—
Stephen P. Brown	—	—	—	—
Zhe Liu	—	—	—	—
Gerald (Jerry) T. Neal	—	—	—	—

The following table summarizes, as of March 31, 2024 the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
Ordinary Shares
Underlying
	Restricted Share	Date of	Date of
Name	Units	Grant	Expiration
Yilin (Linda) Wang	—	—	—
Wenjuan (Vivian) Liu	—	—	—
Rui (Kerrie) Zhang	*	June 21, 2021	June 21, 2031
Stephen P. Brown	—	—	—
Zhe Liu	—	—	—
Gerald (Jerry) T. Neal	—	—	—

*	Upon vesting of all restricted share units, would beneficially own less than 1% of our total outstanding ordinary shares.

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

D. Employees

We had 42, 12 and 9 full-time employees as of March 31, 2022, 2023 and 2024, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

The calculations in the table below assume there are 722,595,220 ordinary shares (including 714,614,420 Class A ordinary shares and 7,980,800 Class B ordinary shares) outstanding as of the date of this annual report.

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

Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis (2)	% of aggregate voting power(3)
Directors and Executive Officers (1):
Yilin (Linda) Wang (4)	—	—	—	—	—
Stephen P. Brown (5)	—	—	—	—	—
Zhe Liu (6)	—	—	—	—	—
Gerald (Jerry) T. Neal (7)	—	—	—	—	—
Rui (Kerrie) Zhang	*	—	—	—	—
Wenjuan (Vivian) Liu	—	—	—	—	—
All directors and executive officers as a group	*	—	—	—	—
Principal Shareholders:
Webao Limited (8)	—	7,980,800	7,980,800	1.1	18.3

Notes:

*	Less than 1% of our total outstanding ordinary shares.

(1)	Except for Mr. Stephen P. Brown and Mr. Gerald (Jerry) T. Neal, the business address of our directors and executive officers is Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road Chaoyang District, Beijing 100020, People’s Republic of China.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 722,595,220 ordinary shares (including 714,614,420 Class A ordinary shares and 7,980,800 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after as of the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(3)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of the date of this annual report with respect to all of our outstanding Class A and Class B ordinary shares as one class as of the date of this annual report. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares.”

(4)	Ms. Yilin (Linda) Wang does not hold any ordinary share in our company.

(5)	The business address of Mr. Stephen P. Brown is 9 Bent Oak Coto de Caza, CA 92679.

(6)	The business address of Mr. Zhe Liu is 101, Unit 2, Building 3, Block C, No. 35, Beicheng Road, Xinhua District, Shijiazhuang, Hebei Province, People’s Republic of China.

(7)	The business address of Mr. Gerald (Jerry) T. Neal is 3085 Middlecott Lane Florence, SC 29506.

(8)	Represents 7,980,800 Class B ordinary shares held by Webao Limited. The registered office address of Webao Limited is 12 / F, Santai building, 137-139 Connaught Road Central, Hong Kong.

To our knowledge, on the same basis of calculation as above, approximately 6.17% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 44,056,049 Class A ordinary shares represented by 14,685,350 ADSs. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

None of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our existing shareholders will have different voting rights from other shareholders, except with respect to the differences in voting rights afforded to holders of Class A ordinary shares and Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B. Related Party Transactions

Contractual Arrangements and Corporate Structure

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC and certain business operations through the PRC consolidated variable interest entity (“VIE”). Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among the VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include an exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, and a power of attorney. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Akso Health” refer to Akso Health Group, a company organized in the Cayman Islands; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Cayman Islands and/or its consolidated subsidiaries, other than the variable interest entity, Beijing Hexin Yongheng Technology Development Co., Ltd., a PRC company, and its subsidiaries, unless the context otherwise indicates; and the “VIE” refers respectively to the variable interest entity and its subsidiaries, Wusu Hexin Yongheng Trading Co., Ltd , Hexin Digital Technology Co., Ltd. and Beijing Hexin Jiuding Technology Co., Ltd.

As a result of such series of contractual arrangements, the Company and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE is deemed as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor the Company’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in the Company’s ADSs are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in the Company, the Cayman Islands holding company.

The Diagram below shows our corporate structure as of the date of March 31, 2023, including the WFOEs, the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. The Company conducts operations in China primarily through WFOEs and its subsidiaries in China, including the VIE. As a result, the Company does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, the Company and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor the Company’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in the Company, the Cayman holding company.

As of May 2023, the Company disposed its social E-commerce business. The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F.

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. In August 2022, the loan was extended one year to August 27, 2023. In August 2023, the loan was extended one more year to August 27,2024. As of March 31, 2024, the balance of amount due to related parties was US$2.0 million.

On January 24, 2022, the Company entered into a loan agreement with SOS Information Technology New York, Inc. (“SOS NY”), one of our senior managements has served as the Director and CEO of SOS Information Technology Co., Ltd., a wholly-owned subsidiary of SOS Limited (NYSE: SOS) since March 2016, for a loan of US$35,200,000 with a 2% annual interest rate. The loan term was 1 year. For the fiscal year ended March 31, 2022, interest expense pertaining to the loan amounted to US$127,244. On July 27, 2022, the Company and SOS NY entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,513,849 of the principal amount together with all accrued but unpaid interest of US$358,751. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022. In November 2023, the Company made a payment of US$7,686,151 of principal amount together with all accrued but unpaid interest of US$196,681 to SOS NY. As of March 31, 2024, the outstanding balance of unpaid principal and interest was nil and nil, respectively.

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

Dividend Policy

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. On July 19, 2018, our board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of our anticipated net income after tax in each year commencing from the fiscal year ended March 31, 2019. On July 19, 2018, our board of directors also approved a special cash dividend of US$0.13 per ordinary share of our company (or US$0.13 per ADS), in addition to an annual dividend pursuant to the newly adopted annual dividend policy of US$0.27 per ordinary share (or US$0.27 per ADS), for a total dividend of US$0.40 per ordinary share (or US$0.40 per ADS). The aggregated dividend payments to shareholders amounted to US$19,547,532 in the fiscal year ended March 31, 2019 and no dividends have been paid in following years. The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time.

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

On April 30, 2024, our 2024 annual general meeting of shareholders approved the amendment to our authorized share capital. Upon effective of the amendment May 7, 2024, our ADSs, each represents three Class A ordinary shares.

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

Ordinary Shares

General Our authorized share capital is US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 each, comprising (i) 4,500,000,000 Class A ordinary shares of a par value of US$0.0001 each and (ii) 500,000,000 Class B ordinary shares of a par value of US$0.0001 each. All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under our amended and restated memorandum and articles of association, our company may issue only non-negotiable shares and may not issue bearer shares.

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

Voting Rights The holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Class A Ordinary Share and one vote per Class B Ordinary Share. On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each Class A Ordinary Share and twenty votes per Class B Ordinary Share of which he or the person represented by proxy is the holder. Votes may be given either personally or by proxy.

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

Conversion Rights Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share.

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

May 2023 Disposition SPA

On May 10, 2023, the Company (the “Seller”), HX Asia Investment Limited, a British Virgin Islands company (“HX Asia”), HX China Investment Limited, a British Virgin Islands company (“HX China”), and Hexindai Hong Kong Limited, a Hong Kong company (“Hexindai” and together with HX Asia and HX China, the “Targets”), and Umbrella Capital Investment Co., Ltd, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”).

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

The form of the securities purchase agreement is filed as Exhibit 99.1 to the Current Report on Form 6-K filed with the Commission on May 25, 2023.

The foregoing is only a brief description of the material terms of the share purchase agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

October 2023 Private Placement

On October 2, 2023, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 35,739,270 units (the “Units”), each Unit consisting of one Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.48875, or approximately $1.47 per American depositary share of the Company (“ADS”), at a price of $0.391 per Unit, or approximately $1.17 per ADS for an aggregate purchase price of approximately $14 million (the “Offering”). The net proceeds to the Company from such Offering will be approximately $14 million and shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $$0.48875, or approximately $1.47 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

On October 17, 2023, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

The forms of the securities purchase agreement and warrant are filed as Exhibit 99.1 and 99.2 to the Current Report on Form 6-K filed with the Commission on October 2, 2023.

The foregoing is only a brief description of the material terms of the share purchase agreement and warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

November 2023 Private Placement

On November 16, 2023, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 53,608,910 units (the “Units”), each Unit consisting of one Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.52875, or approximately $1.59 per American depositary share of the Company (“ADS”), at a price of $0.423 per Unit, or approximately $1.27 per ADS for an aggregate purchase price of approximately $22.68 million (the “Offering”). The net proceeds to the Company from such Offering will be approximately $22.6 million and shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.423, or approximately $1.59 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

On November 21, 2023, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

The forms of the securities purchase agreement and warrant are filed as Exhibit 99.1 and 99.2 to the Current Report on Form 6-K filed with the Commission on November 17, 2023.

The foregoing is only a brief description of the material terms of the share purchase agreement and warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

January 2024 Private Placement

On January 17, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 160,826,730 units (the “Units”), each Unit consisting of one Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $$0.4146, or approximately $1.2438 per American depositary share of the Company (“ADS”), at a price of $0.3317 per Unit, or approximately $0.9951 per ADS for an aggregate purchase price of approximately $53.35 million (the “Offering”). The net proceeds to the Company from such Offering shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.4146, or approximately $1.2438 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

On January 26, 2024,  the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

The forms of the securities purchase agreement and warrant are filed as Exhibit 99.1 and 99.2 to the Current Report on Form 6-K filed with the Commission on January 22, 2024.

The foregoing is only a brief description of the material terms of the share purchase agreement and warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

March 2024 Registered Direct Offering

On March 5, 2024 Akso Health Group (the “Company”) entered into certain securities purchase agreement (the “Purchase Agreement”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell 37,100,000 of its American Depositary Shares (“ADSs”) representing 111,300,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering, and warrants (“Warrants”) to purchase 222,600,000 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $49.34 million (the “Offering”).

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed.

The Warrants and the Ordinary Shares issuable upon the exercise of the Warrants are being offered pursuant to an exemption from the registration requirements of the Securities Act provided in Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D.

The Company currently intends to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on March 7, 2024.

The forms of the securities purchase agreement and warrant are filed as Exhibit 99.1 and 99.2 to the Current Report on Form 6-K filed with the Commission on March 8, 2024.

The foregoing is only a brief description of the material terms of the share purchase agreement and warrants, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

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

Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2023 and we do not anticipate becoming a PFIC for our taxable year ending March 31, 2024. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2024 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange translation gain of US$ 1.5 million for the fiscal year ended March 31, 2022, a foreign exchange translation loss of US$2.2 million for the fiscal year ended March 31, 2023, and a foreign exchange loss of US$0.2 million for the fiscal year ended March 31, 2024. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In fiscal year 2022, the value of RMB appreciated by approximately 3.2% against U.S. dollar. In fiscal year 2023, the value of RMB depreciated by approximately 8.3% against U.S. dollar. In fiscal year 2024, the value of RMB depreciated by approximately 5.1% against U.S dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Based on that evaluation, our management concluded that, as of March 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that the material weaknesses identified during the fiscal year ended March 31, 2018 have been remediated, and our internal control over financial reporting was effective as of March 31, 2024.

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

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended March 31,
	2024	2023
Audit fees (1)	$220,000	$300,000
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All other fees	—	—
Total	$220,000	$300,000

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. “Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On October 12, 2022, we dismissed Wei, Wei & Co., LLP as our independent registered public accounting firm. Effective October 12, 2022, OneStop has been engaged as our new independent registered public accounting firm. The audit committee of our board of directors (the “Audit Committee”) approved the dismissal of Wei, Wei & Co., LLP and the engagement of OneStop as the independent registered public accounting firm. Wei, Wei & Co., LLP served as the independent registered public accounting firm for us since December 27, 2019.

We provided a copy of this disclosure to Wei, Wei & Co., LLP and requested that Wei, Wei & Co., LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Wei, Wei & Co., LLP addressed to the SEC, dated November 1, 2022, was filed as Exhibit 16.1 to the Form 20-F for the year ended March 31, 2022 which we filed with the SEC on November 1, 2022.

With the dismissal of Wei, Wei & Co., LLP, we engaged OneStop as our independent registered public accounting firm for the fiscal year ended March 31, 2022. The engagement of OneStop was approved by our Audit Committee and the Board of Directors. During the two most recent fiscal years and and any subsequent interim periods prior to the engagement of OneStop, neither we, nor someone on our behalf, have consulted OneStop regarding:

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICY

We will be required to comply with disclosure requirements under this Item 16J for the fiscal year ending on March 31, 2025.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We recognize the importance of safeguarding the security of our computer systems, software, networks, and other technology assets. We have implemented cybersecurity measures and protocols for assessing, identifying, and managing material risks from cybersecurity threats, which are integrated into our overall risk management framework. We aim to ensure a comprehensive and proactive approach to safeguarding our assets and operations.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our board of directors is responsible for overseeing risks related to cybersecurity. Our board of directors shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our management on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our management.

At the management level, our CEO, CFO and the head of the departments in connection with cybersecurity-related matters are responsible for assessing, identifying and managing cybersecurity risks and monitoring the prevention, detection, mitigation, and remediation of cybersecurity incidents. Our CEO and CFO report to our board of directors (i) timely updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) in connection with disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our cybersecurity-related departments will promptly organize personnel for internal assessment. If it is further determined that the incident could potentially be a material cybersecurity event, the cybersecurity-related departments will promptly report the incident and assessment results to our CEO and CFO, and, to the extent appropriate, seek advice from external experts and legal counsels. If it is determined that the incident could potentially be a material cybersecurity event, our CEO and CFO will decide on relevant response measures and management shall promptly prepare disclosure material on the cybersecurity incident for review and approval by our board of directors before it is disseminated to the public.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2024, 2023, 2022 and 2021, and selected balance sheet information as of March 31, 2024, 2023 and 2022 showing financial information for the parent company Akso Health Group, the WFOE (as defined below) and WFOE’s subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 70. See also VIE and consolidated financial information in Note 3 of our financial statements.

For the purposes of this section:

●	“Parent company” refers to Akso Health Group;

●	“WFOE” refers to Beijing Hexin Yongheng Technology Development Co., Ltd., Tianjin Haohongyuan Technology Co., Ltd. and Qindao Akso Health Management Co., Limited, Tianjin Akso Enterprise Management Co., Ltd

●	“VIE” refers to Wusu Hexin Yongheng Trading Co., Ltd, Hexin Digital Technology Co., Ltd., Beijing Hexin Jiuding Technology Co., Ltd.

●	“Other subsidiaries” refers to HX Asia Investment Limited, HX China Investment Limited, We Health Limited, We Healthy Limited ,Akso Online MediTech Co., Ltd, Akso Medical Cloud Limited and Akso Medi-care Limited

Selected Condensed Consolidation Schedule of Balance Sheet

	As of March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	2,279	74,791,108	10,530,935	880,073	(1,030,378)	85,174,017
Intercompany receivables (1)	141,456,064	-	-	20,383,406	(161,839,470)	-
Total current assets	141,458,343	75,194,606	73,158,083	25,636,634	(173,429,549)	142,018,117
Total Assets	141,458,343	85,195,260	73,158,419	25,661,413	(183,455,318)	142,018,117
Intercompany payables (1)	-	121,749,699	60,538,415	-	(182,288,114)	-
Total Liabilities	3,090,959	122,266,987	67,354,488	17,647	(189,136,158)	3,593,923
Total Shareholders’ Equity	138,367,384	(37,128,537)	5,803,931	25,643,766	5,680,840	138,367,384
Non-controlling interests	-	56,810	-	-	-	56,810
Total Liabilities and Equity	141,458,343	85,195,260	73,158,419	25,661,413	(183,455,318)	142,018,117

	As of March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	4,472	43,321	8,466,219	678,691	(1,268,235)	7,924,468
Intercompany receivables (1)	11,303,978	-	-	26,206,288	(37,510,266)	-
Total current assets	11,314,245	7,658,371	12,030,076	26,938,820	(37,481,213)	20,460,299
Total Assets	11,314,245	17,659,025	12,030,429	26,967,518	(47,510,918)	20,460,299
Intercompany payables (1)	-	39,340,009	4,915,930	-	(44,255,939)	-
Total Liabilities	2,588,941	47,468,686	5,798,567	19,806	(44,255,217)	11,620,783
Total Shareholders’ Equity	8,725,304	(29,923,873)	6,231,862	26,947,712	(3,255,701)	8,725,304
Non-controlling interests	-	114,212	-	-	-	114,212
Total Liabilities and Equity	11,314,245	17,659,025	12,030,429	26,967,518	(47,510,918)	20,460,299

	As of March 31, 2022
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	4,472	8,075,355	11,450,608	2,394,869	(3,495,317)	18,429,987
Intercompany receivables (1)	14,333,994	-	-	27,139,795	(41,473,789)	-
Total current assets	14,344,280	46,043,013	12,004,330	29,605,775	(39,190,890)	62,806,508
Total Assets	14,344,280	46,043,013	12,005,875	29,659,663	(39,246,323)	62,806,508
Intercompany payables (1)	-	42,054,570	4,074,729	-	(46,129,299)	-
Total current liabilities	2,060,675	42,112,594	4,758,851	89,205	1,499,601	50,520,926
Total Liabilities	2,060,675	42,112,594	4,758,851	89,205	1,499,601	50,520,926
Total Shareholders’ Equity	12,283,605	3,928,443	7,247,024	29,570,458	(40,745,924)	12,283,606
Non-controlling interests	-	1,976	-	-	-	1,976
Total Liabilities and Equity	14,344,280	46,043,013	12,005,875	29,659,663	(39,246,323)	62,806,508

(1)	Elimination of intercompany balances among parent company, other subsidiaries, WOFE and VIEs and their subsidiaries that we consolidate and reclassification of retroactive adjustment for discontinued operations.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	-	2,414,338	694	(694)	2,414,338
Total costs and expenses (benefits)	2,122,139	7,391,678	2,532,589	(11,798)	(982,230)	11,052,378
Loss from subsidiaries and VIEs	7,394,438	-	-	-	(7,394,438)	-
Total other income, net	-	128,983	18,809	5	(601,548)	(453,751)
(Loss) income from continuing operations before income tax expenses	(9,116,779)	(7,262,066)	(99,443)	12,497	7,374,000	(9,091,791)
Less: income tax expense	-	-	24,988	-	-	24,988
Net (loss) income from continuing operations	(9,116,779)	(7,262,066)	(124,431)	12,497	7,374,000	(9,116,779)
Total gain (loss) from discontinued operations	-	-	-	-	(399,798)	(399,798)
Net (loss) income	(9,116,779)	(7,262,066)	(124,431)	12,497	6,974,202	(9,516,577)

	For the year ended March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	9,181,274	4,000,288	24,995	(24,996)	13,181,561
Total costs and expenses	160,427	17,414,712	10,570,774	376,019	(1,073,518)	27,448,414
Loss from subsidiaries and VIEs	1,086,999	-	-		(1,086,999)	-
Total other income, net	-	14,049,229	34,051	2,218	(12,885,134)	1,200,364
(Loss) income from continuing operations before income tax expenses	(1,247,426)	5,815,791	(6,536,435)	(348,806)	(10,749,613)	(13,066,489)
Less: income tax expense	-	50	17,499	-	-	17,549
Net (loss) income from continuing operations	(1,247,426)	5,815,741	(6,553,934)	(348,806)	(10,749,613)	(13,084,038)
Total gain (loss) from discontinued operations	-	-	-	-	11,836,612	11,836,612
Net (loss) income	(1,247,426)	5,815,741	(6,553,934)	(348,806)	1,086,999	(1,247,426)

	For the year ended March 31, 2022
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries(2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	6,000,000	-	311,092	(311,092)	6,000,000
Total costs and expenses	3,129,090	6,134,383	1,158,637	11,826,736	(12,988,383)	9,260,463
Loss from subsidiaries and VIEs	13,720,643	-	-	-	(13,720,643)	-
Total other income (loss), net	-	(750,744)	(56,471)	26,669	32,728	(747,818)
Loss from continuing operations before income tax expenses	(16,849,733)	(885,127)	(1,215,108)	(11,488,975)	26,430,662	(4,008,281)
Less: income tax (benefit) expense		54,199	4	38,613		92,816
Net (loss) income from continuing operations	(16,849,733)	(939,326)	(1,215,112)	(11,527,588)	26,430,662	(4,101,097)
Total gain (loss) from discontinued operations	-	-	-	-	(12,748,636)	(12,748,636)
Net (loss)	(16,849,733)	(939,326)	(1,215,112)	(11,527,588)	13,682,026	(16,849,733)

	For the year ended March 31, 2021
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries(2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	-	-	2,300,653	(2,300,653)	-
Total costs and expenses	4,293,327	-	1,143,272	35,304,848	(36,500,198)	4,241,249.00
Loss from subsidiaries and VIEs	30,533,662	-	-	-	(30,533,662)	-
Total other income (expense), net	-	-	533,510	398,836	(984,424)	(52,078)
Loss from continuing operations before income tax expenses	(34,826,989)	-	(609,762)	(32,605,359)	63,748,783	(4,293,327)
Less: income tax (benefit) expense	-		1,929	481,413	(483,342)	-
Net (loss) income from continuing operations	(34,826,989)	-	(611,691)	(33,086,772)	64,232,125	(4,293,327)
Total (loss) from discontinued operations	-		-	-	(30,533,662)	(30,533,662)
Net (loss)	(34,826,989)	-	(611,691)	(33,086,772)	33,698,463	(34,826,989)

(2)	Reclassification of retroactive adjustment for discontinued operations

Selected Condensed Consolidation Schedule of Cash Flows

	For the year ended March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(1,614,326)	260,838	2,692,231	12,497	-	1,351,240
Net cash provided by (used in) investing activities	-	1,528,918	(56,250,000)	-	-	(54,721,082)
Net cash provided by (used in) financing activities	1,612,133	74,230,195	55,622,485	188,884	-	131,653,697
Intercompany receive	-	-	-	-	138,042,067	-
Intercompany payment	-	-	-	-	(138,042,067)	-

	For the year ended March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	427,843	(518,186)	(2,603,024)	(559,973)	-	(3,253,340)
Net cash provided by (used in) investing activities	-	20,000,000	(1,528,918)	-	-	18,471,082
Net cash provided (used in) financing activities	(427,857)	(27,513,848)	1,584,805	(1,156,948)	-	(27,513,848)
Intercompany receive	-	-	-	-	427,857	-
Intercompany payment	-	-	-	-	(427,857)	-

	For the year ended March 31, 2022
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(3,158,498)	(7,125,619)	(3,957,655)	5,613,401	-	(8,628,371)
Net cash provided by (used in) investing activities	-	(20,000,000)	1,491,687	(1,455,547)	-	(19,963,860)
Net cash provided by (used in) financing activities	1,679,505	35,200,000	11,105,170	(13,203,558)	-	34,781,117
Intercompany receive	-	-	-	-	337,695	-
Intercompany payment	-	-	-	-	(337,695)	-

	For the year ended March 31, 2021
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash (used in) provided by operating activities	(6,547,518)	(10,184)	(4,785,527)	21,401,699	-	10,058,470
Net cash (used in) provided by investing activities	-		(408,081)	407,419	-	(662)
Net cash provided by (used in) financing activities	6,321,854	10,184	(2,241,562)	(13,127,699)	-	(9,037,223)
Intercompany receive	-	-	-	-	11,327,745	-
Intercompany payment	-	-	-	-	(11,327,745)	-

The consolidated financial statements of Akso Health Group, its subsidiaries and its consolidated former variable interest entities are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

1.2*	Amended and Restated Memorandum and Articles of Association of the Registrant effective on May 7, 2024

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3	Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, dated as of November 2, 2017 (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.4	Form of Amendment No. 1 to the Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, and Form of American Depositary Receipt (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.5	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the SEC on August 14, 2020)

4.1	Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2	Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3	Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4	Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.5	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.6	Share Purchase Agreement by and among Umbrella Capital Investment Co., Ltd, HX Asia Investment Limited, a British Virgin Islands company, HX China Investment Limited, Hexindai Hong Kong Limited, and Akso Health Group (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on May 25, 2023).

4.7*	Unofficial English translation of the form of the securities purchase agreements, by and between Tianjin Akso Enterprise Management Co., Ltd. and each of the four shareholders of Tianjin Wangyi Cloud Co., Ltd.

4.8	Form of Share Purchase Agreement, dated October 2, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on October 2, 2023)

4.9	Form of Warrant, dated October 2, 2023 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on October 2, 2023)

4.10	Form of Share Purchase Agreement, dated November 16, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on November 17, 2023)

4.11	Form of Warrant, dated November 16, 2023 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on November 17, 2023)

4.12	Form of Share Purchase Agreement, dated January 17, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on January 22, 2024)

4.13	Form of Warrant, dated January 17, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on January 22, 2024)

4.14	Form of Share Purchase Agreement, dated March 5, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on March 8, 2024)

4.15	Form of Warrant, dated March 5, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on March 8, 2024)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Onestop Assurance PAC, an independent registered public accounting firm

15.2*	Consent of Hebei Changjun Law Firm

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akso Health Group

By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chairwoman and Chief Executive Officer

Date: July 30, 2024

AKSO HEALTH GROUP AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Akso Health Group and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akso Health Group and subsidiaries (collectively, the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of March 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a net loss of approximately $9.5 million from operations for the year ended March 31, 2024 and approximately $1.2 million for the year ended March 31, 2023. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Emphasis of Matter

The Company has significant transactions with related parties, which are described in Note 12 to the financial statements. Transactions involving related parties cannot be presumed to be carried out on an arm’s length basis, as the requisite conditions of competitive, free market dealings may not exist.

/s/ ONESTOP ASSURANCE PAC

ONESTOP ASSURANCE PAC (id# 6732)
We have served as the Company’s auditor since 2022.
Singapore
July 30, 2024

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Notes	As of March 31, 2024	As of March 31, 2023
		USD	USD
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$85,174,017	$7,924,468
Accounts receivable, net	5	-	7,696,983
Prepayments and other assets	6	402,899	272,129
Inventories	7	191,201	1,686,449
Current assets held for sale - discontinued operation	4	-	1,351,352
Loan receivables	8	-	1,528,918
Prepaid consideration	9	56,250,000	-
TOTAL CURRENT ASSETS		142,018,117	20,460,299
TOTAL ASSETS		$142,018,117	$20,460,299

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	11	$1,104,812	$938,767
Contract liabilities		415,020	194,376
Taxes payable	14	74,091	96,005
Amount due to related parties	12	2,000,000	9,686,152
Current liabilities held for sale - discontinued operation	4	-	705,483
TOTAL CURRENT LIABILITIES		3,593,923	11,620,783
TOTAL LIABILITIES		3,593,923	11,620,783

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 5,000,000,000 shares authorized, 438,336,843 and 69,763,933 shares issued, 437,170,960 and 68,598,050 shares outstanding as of March 31,2024 and 2023, respectively)	17	43,834	6,977
Additional paid-in capital		210,324,890	71,021,898
Treasury stock (1,165,883 shares as of March 31, 2024 and 2023, respectively)	18	(3,988,370)	(3,988,370)
Accumulated deficit		(63,926,383)	(54,467,600)
Accumulated other comprehensive loss		(4,086,587)	(3,847,601)
TOTAL SHAREHOLDERS’ EQUITY		138,367,384	8,725,304
Non-controlling interest		56,810	114,212
TOTAL EQUITY		138,424,194	8,839,516

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$142,018,117	$20,460,299

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

	For years ended March 31,
	2024	2023	2022
	USD	USD	USD
REVENUES
Sale of medical devices	$2,416,797	$13,186,525	$6,000,000
Tax and surcharges	(2,459)	(4,964)	-
Net Revenues	2,414,338	13,181,561	6,000,000

Cost of goods sold	2,292,206	11,912,571	5,394,866

Gross Profit	122,132	1,268,990	605,134

OPERATING EXPENSE
Sales and marketing	168,421	6,661	-
General and administrative	8,591,751	15,529,182	2,669,834
Finance cost	-	-	804,138
Share-based compensation	-	-	391,625
Total Operating Expenses	8,760,172	15,535,843	3,865,597

LOSS FROM CONTINUING OPERATIONS	(8,638,040)	(14,266,853)	(3,260,463)

OTHER INCOME (EXPENSE)
Other income	252,408	395,668	5,103
Other expense	(114,168)	(338,310)	(4,419)
Exchange (loss) gain	(591,991)	1,143,006	(748,502)
Total Other (Expense) Income, net	(453,751)	1,200,364	(747,818)

(LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(9,091,791)	(13,066,489)	(4,008,281)

PROVISON FOR INCOME TAXES	24,988	17,549	92,816
NET (LOSS) FROM CONTINUING OPERATIONS	(9,116,779)	(13,084,038)	(4,101,097)
Net (loss) gain income from discontinued operations, net of income taxes	(3,884)	11,836,612	(12,748,636)
Loss from disposal of discontinued operations, net of income taxes	(395,914)	-	-
Total (loss) gain from discontinued operations	(399,798)	11,836,612	(12,748,636)

NET (LOSS)	(9,516,577)	(1,247,426)	(16,849,733)
Less: net (loss) income attributable to non-controlling interest	(57,793)	112,497	1,331
NET (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	(9,458,784)	(1,359,923)	(16,851,064)
OTHER COMPREHENSIVE (LOSS)
Foreign currency translation adjustment	(238,594)	(2,198,640)	1,454,336
COMPREHENSIVE (LOSS)	(9,755,171)	(3,446,066)	(15,395,397)
Less: comprehensive income (loss) attributable to non-controlling interest	391	(261)	17
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(9,755,562)	$(3,445,805)	$(15,395,414)

Net (loss) per share
Continuing operations
Basic	$(0.07)	$(0.20)	$(0.07)
Diluted	$(0.07)	$(0.20)	$(0.07)

Discontinued operations
Basic	$-	$0.18	$(0.21)
Diluted	$-	$0.18	$(0.21)

Net (loss) per share
Basic	$(0.07)	$(0.02)	$(0.28)
Diluted	$(0.07)	$(0.02)	$(0.28)

Weighted average shares

Basic	141,516,777	68,598,050	59,612,152
Diluted	141,516,777	68,598,050	59,612,152

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional	Treasury stock			Accumulated Other	Non-
	Number of		Paid-in	Number of		(Accumulated	Comprehensive	controlling
	Shares	Amount	Capital	Shares	Amount	Deficit)	(Loss)	Interest	Total
		USD	USD		USD	USD	USD	USD	USD
April 30, 2021	50,016,457	$5,002	$60,615,048	(1,165,883)	$(3,988,370)	$(36,256,612)	$(3,103,543)	$-	$17,271,525
Private placement	19,020,000	1,902	10,015,298	-	-	-	-	-	10,017,200
Share-based compensation	-	-	391,625	-	-	-	-	-	391,625
Exercise of RSU	727,476	73	(73)	-	-	-	-	-	-
Capital contribution from non-controlling interest (“NCI”)	-	-	-	-	-	-	-	628	628
Net loss	-	-	-	-	-	(16,851,064)	-	1,331	(16,849,733)
Foreign currency translation adjustment	-	-	-	-	-	-	1,454,320	17	1,454,336
March 31, 2022	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(53,107,676)	$(1,649,223)	$1,976	$12,285,582
Net (loss) income	-	-	-	-	-	(1,359,923)	-	112,497	(1,247,426)
Foreign currency translation adjustment	-	-	-	-	-	-	(2,198,379)	(261)	(2,198,640)
March 31, 2023	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(54,467,599)	$(3,847,602)	$114,212	$8,839,516
Private placement	361,474,910	36,147	139,303,702	-	-	-	-	-	139,339,849
Exercise of warrants	7,098,000	710	(710)	-	-	-	-	-	-
Net (loss) income	-	-	-	-	-	(9,458,784)	-	(57,793)	(9,516,577)
Foreign currency translation adjustment	-	-	-	-	-	-	(238,985)	391	(238,594)
March 31, 2024	438,336,843	$43,834	$210,324,890	(1,165,883)	$(3,988,370)	$(63,926,383)	$(4,086,587)	$56,810	$138,424,194

The accompanying notes are an integral part of these consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2024	2023	2022
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) from continuing operations	$(9,116,779)	$(13,084,038)	$(4,101,097)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:
Loss from disposal of discontinued operations	395,914	-	-
Share-based compensation	-	-	391,625
Provision for doubtful accounts	7,369,797	8,274,526	-
Changes in operating assets and liabilities:
Accounts receivable and contract assets	327,186	(8,097,742)	-
Prepayments and other assets	(130,770)	(95,151)	(16,530)
Inventories	1,495,248	6,109,372	(7,795,822)
Accounts payable, accrued expenses and other current liabilities	166,045	712,885	148,540
Contract liabilities	220,644	194,376	-
Taxes payable	(21,914)	3,190	92,816
Net cash provided by (used in) operating activities from continuing operations	705,371	(5,982,582)	(11,280,468)
Net cash provided by operating activities from discontinued operations	645,869	2,729,242	2,652,097
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	1,351,240	(3,253,340)	(8,628,371)
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	-	(1,528,918)	(20,000,000)
Cash received from loan repayments	1,528,918	20,000,000	-
Prepaid consideration	(56,250,000)	-	-
Net cash (used in)provided by investing activities from continuing operations	(54,721,082)	18,471,082	(20,000,000)
Net cash provided by investing activities from discontinued operations	-	-	36,140
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(54,721,082)	18,471,082	(19,963,860)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of loans due to related parties	(7,686,152)	(27,513,848)	-
Proceeds from private placement, net of offering costs	139,339,849	-	10,017,200
Repayments of unsecured senior notes	-	-	(10,000,000)
Amounts due to (from) related parties	-	-	9,086,804
Net cash provided by (used in) financing activities from continuing operations	131,653,697	(27,513,848)	9,104,004
Net cash provided by financing activities from discontinued operations	-	-	25,677,113
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	131,653,697	(27,513,848)	34,781,117
EFFECT OF EXCHANGE RATE CHANGE ON CASH	(1,272,164)	(436,513)	607,717
NET INCREASE (DECREASE) IN CASH	77,011,691	(12,732,619)	6,796,603
CASH AND CASH EQUIVALENTS – beginning of year	9,192,703	21,925,322	15,128,719
CASH AND CASH EQUIVALENTS – end of year	86,204,394	$9,192,703	21,925,322
Less: cash and cash equivalents of discontinued operations at end of period	1,030,377	1,268,235	3,495,335
Cash and cash equivalents of continuing operations, at end of period	$85,174,017	$7,924,468	$18,429,987
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	$24,988	$17,549	$92,816
Cash paid for interest	$111,563	$336,593	$676,894

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - BUSINESS DESCRIPTION

Organization and description of business

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Akso Health Group (“Akso Health” or the “Company”), its subsidiaries, and consolidated variable interest entities (“VIEs”) (collectively the “Company”), previously operated an online Peer to Peer (“P2P”) marketplace business and micro-lending business in the People’s Republic of China (the “PRC”). Since May 2019, the Company has ceased to issue new loans through its micro-lending business and since October 2019, the Company has ceased to conduct its P2P business. On December 30, 2020, the Company completed the disposition transaction of its P2P business.

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

As of March 31, 2024, the Company’s principal subsidiaries are as follows:

	Date of incorporation / acquisition	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
We Health Limited (“We Health”)	July 8, 2021	New York	100%	Investment holding
Akso Medical Cloud Limited (“Akso Medical Cloud”)	November 15, 2023	BVI	100%	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51%	Investment holding
Akso Medi-care Limited (“Akso Medi-care”)	December 4, 2023	Hong Kong	100%	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100%	Provision of health treatment services
Akso Online MediTech Co., Ltd.(“Akso Online MediTech”)	January 4, 2022	Wyoming	100%	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100%	Provision of health treatment services
Tianjin Akso Enterprise Management Co., Limited. (Wholly Owned Foreign Enterprise,“WOFE”	January 16, 2024	PRC	100%	Provision of consultancy support
Qindao Akso Health Management Co., Limited	January 26, 2022	PRC	51%	Provision of health treatment services

NOTE 2 - GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of approximately $9.5 million for the year ended March 31, 2024 and approximately $1.2 million for the year ended March 31, 2023. The net cash provided by operating activities from continuing operation was US$0.7 million for the year ended March 31, 2024 and the net cash used in operating activities was US$3.3 million for the year ended March 31, 2023. Management of the Company has considered whether there is substantial doubt about its ability to continue as a going concern due to the Company’s healthcare business as well as its planned new business as a cancer therapy and radiotherapy oncology service provider, and evaluated its available cash balance against its working capital requirements and investment to the cancer centers over the next twelve months.

While management cannot accurately predict the prospects and regulatory environment of the healthcare service industry, the management believes that the Company would have sufficient funds to meet its working capital requirements for fiscal year 2025, and that its capital resources are currently sufficient to maintain its business operations for the next twelve months.

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

Due to the disposal of the social E-commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E-commerce Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the social E-commerce business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 4.

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

In May 2023, the Company completed the disposal of its social E-commerce business. After that, no VIEs or its subsidiaries were included in the consolidated financial statement of the Company. As a result, the Company’s results of operations, revenues, costs and expenses related to the social E-commerce Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the social E-commerce business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 4.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

The following financial statement amounts and balances of the consolidated VIEs were included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

	As of March 31, 2024	As of March 31, 2023
	USD	USD
Current Assets:
Cash and cash equivalents	—	678,691
Accounts receivable and contract assets, net	—	10,062
Prepayments and other assets	—	43,779
Amounts due from related parties	—	26,206,288
Total Current Assets	—	26,938,820
Property, equipment and software, net	—	28,698
Total Assets		26,967,518

Current Liabilities
Accrued expenses and other current liabilities	—	32,430
Taxes (benefit) payable	—	(12,624)
Total Current Liabilities	—	19,806
Total Liabilities	—	19,806

	Year ended	Year ended	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022
	USD	USD	USD
Net revenues	694	27,324	311,725
Net loss	(12,479)	(348,806)	(11,527,588)

	Year ended	Year ended	Year ended
	March 31, 2023	March 31, 2022	March 31, 2021
	USD	USD	USD
Net cash provided by (used in) operating activities	12,497	(559,973)	5,613,401
Net cash (used in) investing activities	-	-	(1,455,547)
Net cash provided by (used in) financing activities	213,879	(1,156,948)	(13,203,558)

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue recognition

In February 2022, the Company started its business in the US market for the sale of medical devices. In May 2020, the Company launched its social e-commerce platform and built collaboration with domestic mainstream E-commerce marketplaces, which was discontinued in fiscal year 2023 and disposed in May 2023. The Company provides recommendation services by referring certain interested users to those marketplaces for high-quality and affordable branded products. Prior to business transformation, the Company through its P2P business offered online consumer lending-related service in fiscal year 2020, which was discontinued in fiscal year 2021 and disposed on December 30, 2020. The Company presents value added taxes (“VAT”) as a reduction of revenues.

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

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the years ended March 31, 2024, 2023, 2022, the total amount of incentives was nil, nil and US$96,332, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

●	Interest income

Started in August 2017, the Company lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans through its microlending business. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was nil, nil, US$215,393 for the years ended March 31, 2024, 2023 and 2022, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue recognition - continued

●	Sales of medical devices

Started in February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. For the years ended March 31, 2024, 2023 and 2022, revenue generated from sale of Covid-19 Antigen Rapid Tests was nil, $9,181,274 and $6,000,000. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

●	Disaggregation of revenue

All of the Company’s revenue for the years ended March 31, 2024 was generated from PRC and revenue for the year ended March 31, 2023 were generated from US and PRC, and for the year ended March 31, 2022 were generated from US. The following table illustrates the disaggregation of revenue:

	Year ended	Year ended	Year ended
	March 31, 2024	March 31, 2023	March 31, 2022
	USD	USD	USD
Revenue
Revenue from medical devices-US	-	9,181,274	6,000,000
Revenue from medical devices-PRC	2,416,797	4,005,251	-
Total revenues	2,416,797	13,186,525	6,000,000
Tax and surcharges	2,459	4,964	-
Net Revenues	2,414,338	13,181,561	6,000,000

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Accounts receivable and allowance for uncollectible accounts

Accounts receivable are mainly receivables from online E-commerce marketplaces and recommendation services, which are stated at the historical carrying amount net of allowance for uncollectible accounts. The Company establishes an allowance for uncollectible accounts receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of March 31, 2024 and 2023, the allowance for uncollectible accounts receivable balance was US$ 7,369,797 and US$ 400,759, respectively.

Inventories

Inventories are comprised of finished goods, which are defibrillators and anesthesia laryngoscope, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of March 31, 2024, the Company determined that no allowance was necessary.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Property and equipment, net

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives:

Useful life
Office equipment	3-5 years

The Company eliminates the cost and related accumulated depreciation and amortization of assets sold or otherwise retired from the accounts and includes any gains or losses from disposal of property, equipment, and software in other income. The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments to equipment are capitalized. For the disposal of social E-commerce business, property and equipment, net was recorded in discontinued operations.

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment loss was recognized for the years ended March 31, 2024, 2023 and 2022.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion costs are expensed as incurred. For the years ended March 31, 2024, 2023 and 2022, the advertising and promotion expenses were US$ 168,421, US$ 6,661, nil, respectively.

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations (Note 17).

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the years ended March 31, 2024, 2023 and 2022, the Company provided a full valuation allowance on the net deferred tax assets.

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

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

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

Noncontrolling interest consist of the following:

	December 31, 2024	December 31, 2023
	USD	USD
We Healthy	56,810	114,212

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

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements.

	Fiscal year 2024	Fiscal year 2023	Fiscal year 2022
US Exchange Rate
Year-end RMB	7.2203	6.8676	6.3393
Year average RMB	7.1671	6.8516	6.4180

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$10,380,711 and US$7,876,767 as at March 31, 2024 and 2023, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, other receivables and prepayments and other assets. As of March 31, 2024, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$69,249) at each bank. As of March 31, 2024, the total amount not covered by issuance in the PRC was US$ 10,310,077. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$ 63,890) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2024, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of March 31, 2024, no cash balance maintained at financial institutions in US was subject to credit risk. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable is typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Note 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Significant risks and uncertainties – (continued)

Customer concentration risk

For the year ended March 31, 2024, three customers accounted for 36.3%, 34.8% and 28.0% for the Company’s total revenue from sales of medical devices business. For the year ended March 31, 2023, three customers accounted for 59.5%, 11.1% and 10.1% for the Company’s total revenue from sales of medical devices business. For the year ended March 31, 2022, one customer accounted for 95.1% of the Company’s total revenues. There was no customer of the Company that accounted for more than 10% of the Company’s carrying amount of account receivables as of March 31, 2024 and there was one customer of the Company that accounted for 100% of the Company’s carrying amount of accounts receivable as of March 31 2023.

Vendor concentration risk

For the year ended March 31, 2024, one vendor accounted for 100% of the Company’s purchase of medical devices business. For the year ended March 31, 2023, one vendor accounted for 97.3% of the Company’s purchase of medical devices business. For the year ended March 31, 2022, one vendor accounted for 100% of the Company’s purchase of medical devices business. There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of March 31, 2024 and 2023.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

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

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of March 31, 2024 and 2023, while results of operations related to the discontinued operations for the years ended March 31, 2024, 2023 and 2022, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended March 31, 2024, 2023 and 2022 are as follows:

	For the years ended March 31,
	2024	2023	2022
	USD	USD	USD
Net Revenues	694	24,995	311,092
Operating costs and development	4,551	1,073,518	12,988,383
(Loss) income from discontinued operations	(3,857)	(1,048,522)	(12,677,291)
Other income (expense), net	(27)	12,885,134	(32,728)
(Loss) income before tax	(3,884)	11,836,612	(12,710,019)
Income tax provision	-	-	38,617
Net (loss) income from discontinued operations	(3,884)	11,836,612	(12,748,636)
Loss on sale of discontinued operations, net of taxes	(395,914)	-	-
Net income (loss) from discontinued operation	(399,798)	11,836,612	(12,748,636)

NOTE 4 - DISCONTINUED OPERATION – (Continued)

Assets and liabilities of the discontinued operations as of March 31, 2024 and 2023 are as follows:

	March 31,	March 31,
	2024	2023
	USD	USD
Cash and cash equivalents	-	1,268,235
Accounts receivable, net	-	10,062
Prepayments and other assets	-	44,004
Property, equipment and software, net	-	29,051
Current assets held for sale-discontinued operation	-	1,351,352

Accrued expenses and other current liabilities	-	737,693
Tax (benefit) payable	-	(32,210)
Amount due to related party	-	-
Total liabilities held for sale-discontinued operation	-	705,483

The calculation of loss on sale of discontinued operations, net of taxes illustrated as below:

May 19, 2023
USD
Cash and cash equivalents	1,030,377
Accounts receivable, net	9,508
Prepayments and other assets	241,025
Property, plant and equipment, net	24,998
Total assets	1,305,908

Account payable	662,648
Accrued expenses and other current liabilities	32,346
Total liabilities	694,994

Net assets	610,914
Consideration received	215,000
Loss on sale of discontinued operations, net of taxes	(395,914)

Note 5 - ACCOUNTS RECEIVABLE, NET

	As of	As of
	March 31, 2024	March 31, 2023
	USD	USD
Accounts receivable	7,770,556	8,097,742
Allowance for uncollectible accounts receivable	(7,770,556)	(400,759)
Accounts receivable, net	-	7,696,983

Note 6 - PREPAYMENTS AND OTHER ASSETS,NET

	As of	As of
	March 31, 2024	March 31, 2023
	USD	USD

Prepayments to suppliers and others	409,322	272,129
Allowance	(6,423)	-
Total prepayments and other assets,net	402,899	272,129

Note 7 - INVENTORIES

As of March 31, 2024 and 2023, inventory consisted of finished goods, which were medical devices such as defibrillators and anesthesia laryngoscope, valued at US$191,201 and US$ 1,686,449; respectively. The Company constantly monitors its potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory for the years ended March 31, 2024, 2023.

Note 8 - LOAN RECEIVABLES

	As of	As of
	March 31, 2024	March 31, 2023
	USD	USD

Loan receivables	-	1,528,918
Allowance for uncollectible loan receivables	-	-
Loan receivables, net	-	1,528,918
Loan receivables – current	-	1,528,918
Loan receivables – non-current	-	-

In March 2023, the Company lent a total of US$1.5 million (RMB10.5 million) to two third party companies. The loan term for each loan was one year with an annual interest of 2%. In July 2023, the Company received the total loan principle and all accrued interests from the two third party companies.

NOTE 9 - PREPAID CONSIDERATION

In March 2024, the Company, through Tianjin Akso Enterprise Management Co, Ltd., one of its PRC subsidiaries, entered into Share Purchase Agreements (the “SPA”) with four non-affiliated individual shareholders (the “Sellers”) of Tianjin Wangyi Cloud Technology Co., Ltd. (the “Target”). Pursuant to the SPA, the Company acquired 50% of the equity interest in the Target held by the four Sellers, each of which held 12.5% equity interest, respectively. The total consideration for the transaction was US$75.0 million. As of March 31, 2024, the Company has paid US$56.25 million, which was recorded as prepaid consideration. The transaction closed on April 15, 2024. Upon closing, Tianjin Akso Enterprise Management Co., Ltd. acquired 50% equity interest of Tianjin Wangyi Cloud Co., Ltd. At the completion of the transaction, the Company determined that no provision needed to be made for the prepaid consideration as of March 31, 2024.

NOTE 10 - RIGHT OF USE LEASE ASSETS

The Company had several operating leases for offices in the PRC. The related lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Effective April 1, 2019, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and the related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed below and had no impact on our accumulated deficit as of March 31, 2020. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term. As of April 1, 2019, the Company recorded a ROU asset and lease liability of US$ 2,559,646.

The Company’s operating leases primarily include leases for office space. The current portion of operating lease liabilities and the non-current portion of operating lease liabilities are presented on the consolidated balance sheets. For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight-line basis over the lease term. For the Social E-commerce disposal and retroactive adjustment to its financial statement, the total lease expense amounted to nil, nil, and nil for the years ended March 31, 2024, 2023 and 2022, respectively. For the year ended March 31, 2024, the Company leased premises and warehouse from third parties for free of charge.

Note 11 - ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31, 2024	As of March 31, 2023
	USD	USD
Accrued payroll and benefits	1,092,629	588,342
Professional fees, other payable and accrued expenses	2,733	245,340
Interest payable	9,450	105,085
	1,104,812	938,767

Note 12 - RELATED PARTY BALANCES AND TRANSACTIONS

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. On Augutst 26, 2022, both the Company and Webao Limited entered into a Deferred Repayment Agreement to extend the loan term one more year to August 27, 2023 and the annual interest rate remained 0%. On August 26, 2023, the loan agreement was extended one more year to August 27, 2024 and the annual interest rate remained 0%. As of March 31, 2024, the balance of amount due to related parties was US$2.0 million.

On January 24, 2022, the Company entered into a loan agreement with SOS Information Technology New York, Inc. (“SOS NY”), one of our senior management was the related party of SOS Limited, for a loan of US$35,200,000 with a 2% annual interest rate. The loan term was 1 year. For the fiscal year ended March 31, 2022, interest expense pertaining to the loan amounted to US$127,244. On July 27, 2022, the Company and SOS NY entered into an amendment and supplemental agreement to the loan agreement, pursuant to which the Company shall make a repayment in advance to SOS NY of US$27,513,849 of the principal amount together with all accrued but unpaid interest of US$358,751. The Company made a payment of US$27,872,600 for the above principal and interest on July 28, 2022. In November 2023, the Company made a payment of US$7,686,151 of principal amount together with all accrued but unpaid interest of US$196,681 to SOS NY. As of March 31, 2024, the outstanding balance of unpaid principal and interest was nil and nil, respectively.

Note 13 - EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions include funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance, maternity insurance and housing fund. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$7,390, nil and nil for the years ended March 31, 2024, 2023 and 2022, respectively.

Note 14 - TAXES PAYABLE

	As of March 31, 2024	As of March 31, 2023
	USD	USD
Income taxes payable	92,816	95,888
Other taxes (recovery) payable	(18,725)	117
Total taxes payable	74,091	96,005

Note 15 - INCOME TAXES

Cayman Islands

Akso Health was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

We Healthy Limited and Akso Medi-care Limited are investment holding companies registered in Hong Kong and exempted from income tax on its foreign-derived income.

United States

The Company’s subsidiaries established in the U.S. are incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 6.5% for We Health established in New York, 0% for Akso Remote Medical and Akso Online MediTech established in Wyoming and 8% for Akso First Health established in Massachusetts. All U.S. entities had no taxable income for the year ended March 31, 2024.

PRC

The Company’s subsidiaries established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law.

i) The components of income tax expenses are as follows:

	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
	USD	USD	USD
Current	24,988	17,549	92,816
Deferred	-	-	-
Total	24,988	17,549	92,816

All income taxes are related to income derived in the U.S. and PRC during the years ended March 31, 2024, 2023 and 2022.

Note 15 - INCOME TAXES – (Continued)

PRC – (Continued)

The net income before taxes for the PRC entities was US$83,103, US$ 165,429 and US$ 2,717 for the years ended March 31, 2024, 2023 and 2022, respectively. The net (loss) income before taxes for the U.S. entities was US$(3,366,893), US$ 634,709 and US$441,981 for the years ended March 31, 2024, 2023 and 2022, respectively.

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2024, 2023 and 2022.

	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
PRC Income tax statutory rate	(25.0)%	(25.0)%	(25)%
Effect of tax holiday and preferential tax rate	4.0%	4.0%	4.0
Non-deductible foreign losses	5.8%	0.7%	19.5%
Change in valuation allowance	20.3%	24.8%	0.8%
Non-deductible expenses and others	(5.4)%	(4.6)%	-%
Effective tax rate	(0.3)%	(0.1)%	(2.3)%

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$15,263 (RMB 100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Aggregate undistributed earnings of the Company’s PRC subsidiaries that are available for distribution was approximately negative US$124,358 and US$232,059 as of March 31, 2024 and 2023, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2019, which will be derived from the earnings of the Company’s PRC entities. The board of directors did not declare any annual dividend for the fiscal years ended March 31, 2024, 2023 and 2022.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2024 and 2023. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of the financial reporting basis over the tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the subsidiary without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the subsidiary given that the Company will ultimately use the means.

Note 16 - EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period. Diluted EPS is the amount of net earnings available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. The following table details the outstanding shares for basic and diluted net earnings per share:

	Year ended March 31, 2024	Year ended March 31, 2023	Year ended March 31, 2022
	USD	USD	USD
Numerator:
Net loss from continuing operation attributable to Akso Health Group’s shareholder	(9,058,986)	(13,196,535)	(4,102,428)
Net income (loss) from discontinued operation attributable to Akso Health Group’s shareholders	(399,798)	11,836,612	(12,748,636)
Net loss attributable to Akso Health Group’s shareholders	(9,458,784)	(1,359,923)	(16,851,064)

Denominator:
Weighted average number of ordinary shares outstanding-basic	141,516,777	68,598,050	59,612,152
Weighted average number of dilutive potential ordinary shares from share options	-	-	-
Weighted average number of ordinary shares outstanding-diluted	141,516,777	68,598,050	59,612,152
Basic (loss) per common share	(0.07)	(0.02)	(0.28)
Diluted (loss) per common share	(0.07)	(0.02)	(0.28)

Note 17 - SHAREHOLDERS’ EQUITY

Akso Health was established under the laws of the Cayman Islands on April 25, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. On August 24, 2020, the Company amended the ratio of ADS representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change in the ADS ratio has the same effect as a one-for-three reverse ADS split. There was no change to our ordinary shares in connection with the change of the ADS ratio. On June 19, 2023, the Company increased its authorized shares from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each to US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 by the creation of an additional 4,500,000,000 ordinary shares of a par value of US$0.0001. As of March 31, 2024 and 2023, the Company’s outstanding ordinary shares were 437,170,960 and 68,598,050, respectively.

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

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $3.00, or for cash (the “Warrant Shares”). The Warrants may also be exercised on a cashless basis if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. During the year ended March 31, 2024, a total of 3,380,000 warrants (each warrant to purchase 3 ordinary shares) were exercised on cashless basis, resulting issuance of 7,098,000 ordinary shares.

Note 17 - SHAREHOLDERS’ EQUITY – (Continued)

On October 2, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 35,739,270 units at a price of US$0.391 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.48875, for an aggregate purchase price of approximately US$14.0 million (the “Offering”). On October 17, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$14.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $$0.48875, or approximately $1.47 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On November 16, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 53,608,910 units at a price of US$0.423 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.52875, for an aggregate purchase price of approximately US$22.68 million (the “Offering”). On November 21, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$22.68 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.52875, or approximately $1.59 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On January 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 160,826,730 units at a price of US$0.3317 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.4146, for an aggregate purchase price of approximately US$53.35 million (the “Offering”). On January 26, 2024, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$53.35 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.4146, or approximately $1.2438 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

On March 5, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain non-affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 37,100,000 of its American Depositary Shares (“ADSs”) representing 111,300,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering, and warrants (“Warrants”) to purchase 222,600,000 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $49.34 million (the “Offering”).

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. The Company intended to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on March 7, 2024.

Note 17 - SHAREHOLDERS’ EQUITY – (Continued)

Warrants

As the warrants contained in the placement above are indexed to the Company’s ordinary share (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the Warrants as additional paid-in capital on the Company’s consolidated balance .The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

The warrants contained in the private placements above shall expire five years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar as transactions.

During the year ended March 31, 2024, 3,380,000 warrants were exercised on cashless basis, leading to an insurance of 7,098,000 ordinary shares. During the year ended March 31, 2023, no warrants were exercised.

As of March 31, 2024, the Company had 290,234,910 warrants outstanding to purchase 481,654,910 ordinary shares with weighted average exercise price of US$ 0.48 per warrant. As of March 31, 2023, the Company had 6,340,000 warrants outstanding to purchase 19,020,000 ordinary shares.

Following is a summary of the status of warrants outstanding and exercisable as of March 31, 2024:

	Warrants	Weighted Average Exercise Price	Aggregate Intrinsic Value
Warrants outstanding, as of March 31, 2022	—	—	—
Issued	6,340,000	$3.0	—
Exercised	—	—	—
Expired	—	—	—
Warrants outstanding, as of March 31, 2023	6,340,000	$3.0	—
Issued	287,274,910	0.46	—
Exercised	3,380,000	—	—
Expired	—	—	—
Warrants outstanding, as of March 31, 2024	290,234,910	0.48	—
Warrants exercisable, as of March 31, 2024	290,234,910	0.48	—

	Warrants exercisable in ordinary shares	Weighted Average Exercise Price	Average Remaining Contractual Life
August 9, 2021 warrants	8,880,000	$1.0	2.4 years
October 2, 2023 warrants	35,739,270	0.4888	4.6 years
November 16, 2023 warrants	53,608,910	0.5288	4.7 years
January 17, 2024 warrants	160,826,730	0.4146	4.8 years
March 5, 2024 warrants	222,600,000	0.4933	4.9 years

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

Note 19 - RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2024 and 2023, the restricted net assets that are not available for distribution amounted to approximately US$89.5 and US$89.5 million, respectively, which was included in the additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2024 and 2023, the statutory reserves amounted to nil and nil, respectively.

Note 20 - COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.  The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2024 and 2023, no such contingent liabilities are assessed as probable.

Note 21 - SUBSEQUENT EVENTS

In March 2024, the Company, through Tianjin Akso Enterprise Management Co, Ltd., one of its subsidiary in China, entered into Share Purchase Agreements (the “SPA”) with four non-affiliated individual shareholders (the “Sellers”) of Tianjin Wangyi Cloud Technology Co., Ltd (the “Target”). Pursuant to the SPA, the Company will acquire 50% of the equity interest in the Target held by the four Sellers, each of which held 12.5% equity interest, respectively. The total consideration for the transaction was US$75.0 million. As of March 31, 2024, the Company has paid US$56.25 million. In April 2024, the Company paid the remaining US$18.75 million consideration and the transaction was closed.

In the Company’s Annual General Meeting held on April 30, 2024, the Company’s authorized issued share capital is approved to change from US$500,000 divided into 5,000,000,000 ordinary shares, par value US$0.0001 each, to US$500,000 divided into 4,500,000,000 Class A ordinary shares, par value US$0.0001 each and 500,000,000 Class B ordinary shares, par value US$0.0001 each. And 7,980,800 issued and outstanding ordinary shares of the Company held by Webao Limited were re-designated and re-classified as Class B Ordinary Shares par value US$0.0001 each on a 1:1 basis and all other issued and outstanding Ordinary Shares as class A ordinary shares, par value US$0.0001 each (the “Class A Ordinary Shares”) on a 1:1 basis.

On June 17, 2024, the warrants issued in the October 2023 and November 2023 private placements (see Note 17) were fully exercised on a cashless basis, resulting in the issuance of 25,017,480 and 37,256,230 Class A ordinary shares, respectively.

On June 27, 2024, the Company entered into a certain securities purchase agreement (the “June SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 220,000,050 units at a price of US$0.2844 per unit, each unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and three warrants to purchase one Share each with an initial exercise price of US$0.3555, for an aggregate purchase price of approximately US$62.6 million (the “June Offering”). On July 2, 2023, the June Offering was consummated when all the closing conditions of the June SPA were satisfied. The net proceeds of approximately US$62.6 million from the June Offering will be used by the Company for working capital and general corporate purposes.

The warrants issued in the June Offering (the “June Warrants”) are exercisable immediately upon the date of issuance at an initial exercise price of $0.3555, or approximately $1.0665 per ADS, for cash. The June Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the warrant shares underlying the June Warrants. The June Warrants shall expire five years from its date of issuance and are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

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

CONDENSED BALANCE SHEETS

	As of March 31 2024	As of March 31 2023
	USD	USD
ASSETS:
Cash	2,279	4,472
Prepayment and other assets	—	5,795
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	141,456,064	11,303,978
TOTAL ASSETS	141,458,343	11,314,245

LIABILITIES:
Accrued expenses and other current liabilities	1,090,959	588,941
Due to related party	2,000,000	2,000,000
TOTAL LIABILITIES	3,090,959	2,588,941

SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 5,000,000,000 shares authorized, 438,336,843 and 69,763,933 shares issued, 437,170,960 and 68,598,050 shares outstanding as of March 31,2024 and 2023, respectively)	43,834	6,977
Additional paid-in capital	210,324,890	71,021,898
Treasury stock	(3,988,370)	(3,988,370)
Accumulated deficit	(63,926,383)	(54,467,600)
Accumulated other comprehensive loss	(4,086,587)	(3,847,601)
TOTAL SHAREHOLDERS’ EQUITY	138,367,384	8,725,304
TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	141,458,343	11,314,245

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended March 31,
	2024	2023	2022
	USD	USD	USD
Equity in (loss) earnings of subsidiaries	(7,394,438)	(1,086,999)	(13,720,643)
General administrative expense and others	(2,122,139)	(160,427)	(3,129,090)
NET (LOSS)	(9,516,577)	(1,247,426)	(16,849,733)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(238,985)	(2,198,379)	1,454,319
COMPREHENSIVE (LOSS)	(9,755,562)	(3,445,805)	(15,395,414)

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2024	2023	2022
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	(9,516,577)	(1,247,426)	(16,851,064)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for doubts accounts	5,795	-	-
Equity in loss of subsidiaries	7,394,438	1,147,003	13,721,974
Share-based compensation	-	-	391,625
Changes in operating assets and liabilities:
Prepayments and other assets	-	-	154,654
Accrued expenses and other current liabilities	502,018	528,266	101,207
Interest payments on unsecured senior notes and short-term bank loan	-	-	(676,894)
NET CASH (USED IN) OPERATING ACTIVITIES	(1,614,326)	427,843	(3,158,498)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering, net of offering costs	139,339,849	-	10,017,200
Principal payments on unsecured senior notes	-	-	(10,000,000)
Loan to subsidiaries, VIEs and VIE’s subsidiaries	(137,727,716)	(427,862)	(337,695)
Proceeds from related party	-	-	2,000,000
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	1,612,133	(427,862)	1,679,505
NET (DECREASE) IN CASH	(2,193)	(19)	(1,478,993)
CASH-beginning of year	4,472	4,491	1,483,484
CASH-end of year	2,279	4,472	4,491
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	24,988	17,549	92,816
Cash paid for interest	111,563	336,593	676,894

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Notes to condensed financial statements

1.	Akso Health, formerly known as Xiaobai Maimai Inc., was founded on April 25, 2016 in the Cayman Islands. The condensed full year results of the Company have been prepared assuming the Reorganization (see Note 1 in the consolidated financial statements) was in effect from November 1, 2016.

2.	The condensed financial statements of Akso Health have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries, VIEs and subsidiaries of VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the income (loss) of the subsidiaries and VIEs is presented as equity in (loss) earnings of subsidiaries and VIEs on the statement of operations.

3.	As of March 31, 2023 and 2022, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

4.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The notes to consolidated financial statements disclosed certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.