Form 20-F
period 2025-03-31
Akso Health Group
filed 2025-08-14
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Zhongliang Xie, Chief Financial Officer

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

1,655,583,530 ordinary shares, par value US$0.0001 per share, as of March 31, 2025. (On April 30, 2024, the Company amended its authorized share capital, as result, the ordinary shares, par value US$0.0001 each, of the company were re-designated into Class A ordinary shares, par value US$0.0001 each, and Class B ordinary shares, par value US$0.0001 each.)

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

Exchange Rate Information

Our business is conducted in both China and the United States, and our financial records are maintained in RMB for our business in China and in U.S. dollar for our business in United States, respectively as our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB 7.2567to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2025, the last business day of the fiscal year of 2025. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On August 1, 2025, the exchange rate was RMB 7.2116 to US$1.00.

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

ITEM 3. KEY INFORMATION

Permissions Required from the PRC Authorities for the Operations and Securities Offerings of PRC Subsidiaries and Consolidated Affiliated Entities

Akso Health Group is a holding company incorporated in the Cayman Islands in April 2016 and not a Chinese or Hong Kong operating company. As a holding company with no material operations of our own, we conduct our business primarily through our U.S. subsidiaries, PRC subsidiaries in China and within the last fiscal year, the former variable interest entities based in China. The contracts relating to the former variable interest entities have not been tested in court. The former variable interest entity structure was used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Our current corporate structure involves unique risks to investors. Our securities are securities of Akso Health Group, the offshore holding company in the Cayman Islands, instead of securities of our subsidiaries. Investors may never hold equity interests in our subsidiaries. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, all of our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities for the business operations of our holding company, our subsidiaries, including, business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License. All of our PRC subsidiaries are required to obtain, and have obtained, their respective Business Licenses. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required by the PRC government authorities for conducting our business in China. We may be required to obtain additional licenses, permits, filings or approvals for the functions to operate our business in the future. The PRC government has significant oversight and discretion over the conduct of our operations and may intervene or influence our operations as the government deems appropriate to further regulatory, political and social goals. The PRC government has recently published new policies that significantly affected certain industries such as the internet industries and private education industries, and we cannot rule out the possibility that it will in the future release regulations or policies or take regulatory actions regarding our industry that could adversely affect our business, financial condition and results of operations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the People’s Republic of China.-Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless.”

We are subject to legal and operational risks associated with being based in and having the majority of our operations in China. These risks may result in a material change in our operations, or a complete hindrance of our ability to offer or continue to offer our securities to investors, and could cause the value of such securities to significantly decline or become worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, and adopting new measures to extend the scope of cybersecurity reviews. On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued an announcement to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021. The Security Administration Draft has not been fully implemented as of the date of this annual report. On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. As confirmed by our PRC counsel, Hebei Changjun Law Firm since we are not an online platform operator that possesses over one million users’ personal information, we are not subject to the cybersecurity review with the CAC under the Cybersecurity Review Measures, and for the same reason, we will not be subject to the network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) are enacted as proposed. There remains uncertainty, however, as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures. For further details, see “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in the People’s Republic of China - We may become subject to a variety of laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection.”

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

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures, and five supporting guidelines, which came into effect on March 31, 2023. The Overseas Listing Trial Measures regulate both direct and indirect overseas offering and listing by PRC domestic companies by adopting a filing-based regulatory regime. Pursuant to the Overseas Listing Trial Measures, domestic companies that seek to offer or list securities overseas, whether directly or indirectly, should fulfill the filing procedures and report relevant information to the CSRC within three working days after submitting listing applications and subsequent amendments. According to the Notice on the Administrative Arrangements for the Filing of the Overseas Securities Offering and Listing by Domestic Companies from the CSRC, or the CSRC Notice, the domestic companies that have already been listed overseas before the effective date of the Overseas Listing Trial Measures (i.e. March 31, 2023) shall be deemed to be existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filing procedures immediately, and they shall be required to file with the CSRC for any subsequent offerings. Further, according to the CSRC Notice, domestic companies that have obtained approval from overseas regulatory authorities or securities exchanges (for example, the effectiveness of a registration statement for offering and listing in the U.S. has been obtained) for their overseas offering and listing prior March 31, 2023 but have not yet completed their overseas issuance and listing, are granted a six-month transition period from March 31, 2023 to September 30, 2023. Those that complete their overseas offering and listing within such six-month period are deemed to be Existing Issuers and are not required to file with the CSRC for their overseas offerings and listings. Within such six-month transition period, however, if such domestic companies fail to complete their overseas issuance and listing, they shall complete the filing procedures with the CSRC. Our PRC counsel, Hebei Changjun Law Firm, has advised us that, since we obtained approval from both the SEC and The Nasdaq Capital Market (“Nasdaq”) to issue and list our ordinary share on the Nasdaq prior to March 31, 2023, we are not required to make the filing with the CSRC pursuant to the Overseas Listing Trial Measures. We shall be required, however, to file with the CSRC for any subsequent offerings. Given the current PRC regulatory environment, it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals. If we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our ordinary shares may depreciate significantly or become worthless. See “Item 3. Key Information - D. Risk Factors -Risks Relating to Doing Business in the People’s Republic of China - The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors.”

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

Based on PRC laws and regulations effective as of the date of this report and subject to different interpretations of these laws and regulations that may be adopted by PRC authorities, we believe that, as of the date of this report, we, our PRC subsidiaries are not required to obtain any permission from the CSRC, the CAC, or any other PRC authority in connection with the listing or trading of our Ordinary Shares in foreign stock exchanges. As of the date of this annual report, we and our PRC subsidiaries have not received any inquiry, notice, warning or objection in relation to the listing or trading of our securities on Nasdaq from the CSRC, the CAC or any other PRC authorities. If we fail to obtain the relevant approval or complete other review or filing procedures for any future offshore offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, restrictions on or delays to our future financing transactions, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the People’s Republic of China- In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, and results of operations,” and “Risk Factors-Risks Relating to Doing Business in the People’s Republic of China-The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

Holding Foreign Companies Accountable Act (HFCAA)

Our ADSs may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, OneStop Assurance PAC (“OneStop”), is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ADSs and trading in our ADSs could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our auditor is based in the Singapore and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our ADSs to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the People’s Republic of China- Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two” for more information,” and “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the People’s Republic of China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.”

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

Our cash primarily consists of cash on hand and cash in banks in the PRC, Hong Kong and USA, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2025 and March 31, 2024, we had approximately USD 176.2 and USD 85.2 million of cash in bank, respectively, and the loan due to related parties is USD 2.0 million and USD 2.0 million, respectively. Funds are transferred between our subsidiaries, our WFOE, Beijing Hexin Yongheng Technology Development Co., Ltd, Tianjin Haohongyuan Technology Co., Ltd. ,Qindao Akso Health Management Co., Limited and Tianjin Akso Enterprise Management Co., Ltd. for their daily operation purposes.

There is no assurance that the PRC government will not intervene or impose restrictions on the ability of us and our subsidiaries to transfer cash. For our cash maintained in Renminbi, and the PRC government could prevent the cash maintained from leaving the PRC, and restrict the ability to pay dividends. For details regarding the restrictions on our ability to transfer cash between us and our subsidiaries, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the People’s Republic of China”

We currently do not have cash management policies that dictate how funds are transferred between us and our subsidiaries. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the People’s Republic of China- In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on Nasdaq, financial condition, and results of operations,” and “Risk Factors-Risks Relating to Doing Business in the People’s Republic of China-The Opinions, the Trial Measures, and the revised Provisions recently issued by the PRC authorities may subject us to additional compliance requirements in the future.”

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

The following table describes transfers among us and our subsidiaries made during the periods presented:

Year Ended March 31, 2025
(US$ in millions)
Capital contributions from us to our offshore subsidiaries(1)	-
Loans from us to our offshore subsidiaries	195.3
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	-
Loans from us or our offshore subsidiaries to PRC subsidiaries	93.8

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.

Dividends or Distributions Made to our Company and U.S. Investors and Tax Consequences

Under the Cayman Islands law, we are permitted to provide funding to our subsidiaries through loans or capital contributions without restrictions on the amount of the funds, and we are permitted to pay a dividend out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay our debts due in the ordinary course of business. Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. The determination to declare and pay such annual dividend and special dividend and the amount of any dividend in any particular year will be based upon our operations, earnings, financial condition, cash requirements and availability and other factors as our board of directors may deem relevant at such time. See “D. Risk Factors - Risks Related to Our ADS - We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment.”

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

According to the Companies Ordinance of Hong Kong, a Hong Kong company may only make a distribution out of profits available for distribution or other distributable reserves. Dividends cannot be paid out from share capital. In addition, there can be no assurance that in the future the PRC government will not intervene or impose restrictions on our Hong Kong subsidiary’s ability to transfer or distribute cash/assets to entities outside of Hong Kong, which could result in an inability or prohibition on making transfers or distributions to Akso Health and adversely affect our business. As of the date of this annual report, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC), except for the transfer of funds involving money laundering and criminal activities. See “Item 3. Key Information - D. Risk Factors - Risks Relating to Doing Business in the People’s Republic of China - To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets.”

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

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information - D. Risk Factors” in this annual report.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

●	We are dependent on our suppliers to reach potential car insurance purchasers for our marketing promotion services business. Failure to maintain cooperation with our suppliers or to secure new suppliers could materially and adversely affect our business. (see “We are dependent on our suppliers to reach potential car insurance purchasers for our marketing promotion services business. Failure to maintain cooperation with our suppliers or to secure new suppliers could materially and adversely affect our business.” on page 15 of this annual report);

●	Concentration of our client base exposes us to significant business risks. (see “Concentration of our client base exposes us to significant business risks.” on page 15 of this annual report);

●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business. (see “We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.” on page 15 of this annual report);

●	Our ability to protect the confidential information of our customers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. (see “Our ability to protect the confidential information of our customers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.” on page 16 of this annual report);

●	The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China. (see “The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China.” on page 16 of this annual report);

●	Part of our services could be disrupted by network interruptions. (see “Part of our services could be disrupted by network interruptions.” on page 17 of this annual report);

●	Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand. (See “Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand” on page 17 of this annual report.)

●	We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry. (See “We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry” on page 17 of this annual report.)

●	If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected. (See “If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected” on page [] of this annual report)

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects. (See “Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects” on page 18 of this annual report.)

●	If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected. (See “If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected” on page 20 of this annual report)

●	Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business. (See “Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business.” on page 20 of this annual report.)

●	The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed. (See “” on page 20 of this annual report.)

●	We may fail to attract or retain sufficient users or medical professionals for our online healthcare services. (See “We may fail to attract or retain sufficient users or medical professionals for our online healthcare services.” on page 20 of this annual report.)

●	We may become subject to medical liability claims in connection with our online healthcare services, which could cause us to incur significant expenses and be liable for significant damages if any claim is not covered by insurance. (See “We may become subject to medical liability claims in connection with our online healthcare services, which could cause us to incur significant expenses and be liable for significant damages if any claim is not covered by insurance.” on page 21 of this annual report.)

●	We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.(See “We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.” on page 21 of this annual report.))

●	Our business may involve sale of prescription drugs that is subject to stringent scrutiny, which may expose us to risks and challenges. (See “We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.” on page 22 of this annual report.)

●	Failure of doctors on our platform to provide adequate and proper medical services on our platform may have a material and adverse effect on our reputation, business and results of operations. (See “Failure of doctors on our platform to provide adequate and proper medical services on our platform may have a material and adverse effect on our reputation, business and results of operations.” on page 22 of this annual report.)

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects. (See “Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects.” on page 22 of this annual report.)

●	We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. (See “We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” on page 23 of this annual report.)

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. (See “We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” on page 24 of this annual report.)

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. (See “We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.” on page 25 of this annual report.)

●	Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations. (See “Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations.” on page 25 of this annual report.)

●	We are subject to limitations in promoting healthcare-related services and products. (see “We are subject to limitations in promoting healthcare-related services and products” on page 25 of this annual report)

●	We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business. (see “We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business” on page 25 of this annual report);

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations. (see “Any harm to our brand or reputation may materially and adversely affect our business and results of operations” on page 25 of this annual report);

●	If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected. (see “If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected” on page 25 of this annual report);

●	We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct. (see “We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct” on page 26 of this annual report);

●	We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks. (see “We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks” on page 27 of this annual report);

●	We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations. (see “We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations” on page 27 of this annual report);

●	Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all. (see “Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all” on page 28 of this annual report);

●	Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties. (see “Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties” on page 28 of this annual report);

●	We conduct our business in a heavily regulated industry. (see “We conduct our business in a heavily regulated industry” on page 28 of this annual report);

●	We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected. (see “We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected” on page 29 of this annual report);

●	We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth. (see “We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth” on page 29 of this annual report);

●	If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected. (see “If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected” on page 29 of this annual report);

●	Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected. (see “Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected” on page 29 of this annual report);

●	We do not have business insurance coverage. (see “We do not have business insurance coverage” on page 29 of this annual report);

●	If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected. (see “If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected” on page 30 of this annual report);

●	Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States. (see “Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States” on page 30 of this annual report);

RISKS RELATED TO OUR CORPORATE STRUCTURE

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (see “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 31 of this annual report);

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. (see “Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two” on page 32 of this annual report);

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation. (see “The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation” on page 34 of this annual report);

●	There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business. (see “There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business” on page 34 of this annual report);

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. (see “Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business” on page 35 of this annual report);

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations. (see “In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations” on page 36 of this annual report);

●	The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. (see “The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations” on page 37 of this annual report);

●	Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC. (see “Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC” on page 39 of this annual report);

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all. (see “Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all” on page 39 of this annual report);

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable. (see “PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable” on page 39 of this annual report);

●	Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations. (see “Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations” on page 40 of this annual report);

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (see “Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 40 of this annual report);

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. (see “We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” on page 41 of this annual report);

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment. (see “Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” on page 41 of this annual report);

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. (see “Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 42 of this annual report);

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties. (see “Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties” on page 42 of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see “The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 42 of this annual report);

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law. (see “PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 43 of this annual report);

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. (see “Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page 43 of this annual report);

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders. (see “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” on page 44 of this annual report);

●	We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary. (see “We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary” on page 44 of this annual report);

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future. (see “Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future” on page 45 of this annual report);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. (see “Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” on page 45 of this annual report);

●	The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors. (see “The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors” on page 45 of this annual report);

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. (see “To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page 46 of this annual report);

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. (see “There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.” on page 46 of this annual report);

RISKS RELATED TO OUR ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors. (see “The trading price of our ADSs may be volatile, which could result in substantial losses to investors” on page 47 of this annual report);

●	Techniques employed by short sellers may drive down the market price of our ADSs. (see “Techniques employed by short sellers may drive down the market price of our ADSs” on page 48 of this annual report);

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline. (see “If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page 48 of this annual report);

●	We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment. (see “We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment” on page 48 of this annual report);

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline. (see “Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline” on page 49 of this annual report);

●	We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares. (see “We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares” on page 49 of this annual report);

●	The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs. (see “The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs” on page 50 of this annual report);

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. (see “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” on page 50 of this annual report);

●	Certain judgments obtained against us by our shareholders may not be enforceable. (see “Certain judgments obtained against us by our shareholders may not be enforceable” on page 51 of this annual report);

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. (see “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies” on page 51 of this annual report);

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs. (see “The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs” on page 52 of this annual report);

●	The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests. (see “The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests” on page 52 of this annual report);

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you. (see “You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you” on page 52 of this annual report);

●	You may experience dilution of your holdings due to inability to participate in rights offerings. (see “You may experience dilution of your holdings due to inability to participate in rights offerings” on page 53 of this annual report);

●	You may be subject to limitations on transfer of your ADSs. (see “You may be subject to limitations on transfer of your ADSs” on page 53 of this annual report);

●	We will incur significantly increased costs and devote substantial management time as a result of being a public company. (see “We will incur significantly increased costs and devote substantial management time as a result of being a public company” on page 53 of this annual report).

A. [Reserved]

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

We are dependent on our suppliers to reach potential car insurance purchasers for our marketing promotion services business. Failure to maintain cooperation with our suppliers or to secure new suppliers could materially and adversely affect our business.

Our business relies significantly on third-party suppliers who provide internet traffic and digital marketing services that enable us to reach and engage potential car insurance purchasers for our car insurance marketing promotions. If we fail to maintain effective cooperation and relationships with these suppliers, or if we are unable to identify and establish partnerships with new, reliable suppliers, our ability to generate sufficient internet traffic may be materially and adversely affected. This could result in a reduction in the number of leads we deliver to insurance providers, which would negatively impact our revenues, profitability, and overall business operations.

Concentration of our client base exposes us to significant business risks.

We derive a substantial portion of our revenues from a limited number of clients, insurance companies, in our marketing promotion services business. This concentration subjects us to risks associated with the potential loss or reduction of business from any single client, which could materially and adversely impact our financial condition, results of operations, and cash flows. Our insurance company clients may reduce or reallocate their marketing budgets, change their strategic priorities, or alter their vendor relationships, any of which could lead to decreased demand for our services. Additionally, changes in regulatory requirements or market conditions affecting the insurance industry could negatively influence our clients’ marketing expenditures and, consequently, our business. Our dependence on a narrow client base limits our ability to diversify revenue streams and may increase volatility in our financial performance.

We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.

We generate, collect, store and process a large amount of personal, transactional, statistical and behavioral data, including certain personal and other sensitive data through our provision of car insurance to our clients, including names, identity card numbers, telephone numbers, correspondence addresses, and payment or transaction related information. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including: (i) protecting the data in and hosted on our system and servers, including against attacks on our system and cloud servers by external parties or fraudulent behavior by our employees; (ii) addressing concerns related to privacy and sharing, safety, security and other factors; and (iii) complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Although we have taken steps to protect such data, technology renovations or updates, increased level of expertise of hackers, new discoveries in the field of cryptography or others could still result in breach of the security measures that we use. On December 28, 2012, SCNPC promulgated the Decision to Strengthen the Protection of Internet Information, or the Information Protection Decision, to strengthen the protection of personal information on the internet. The Information Protection Decision provides that internet content providers must expressly inform their users of the purpose, manner to collect and use the users’ personal information and the scope of the information to be collected and used by the provider. As of this annual report, we have not experienced any material breach of our cybersecurity system or measures. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system and cloud servers could cause confidential information to be accessed, stolen and used for illegal or unauthorized purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with end customers, B channels, and other business partners could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of customers, and to keep collected personal information confidential, as well as to establish customer information protection system with appropriate remedial measures. On November 7, 2016, the SCNPC promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities; and must not endanger cybersecurity, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The PRC Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of graded cybersecurity protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, protect our systems or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected. In addition, complying with various laws and regulations may cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

We are currently taking compliance measures to ensure that we obtain consent from potential car insurance purchasers to use their information within the scope of authorization, and we have taken technical measures to ensure the security of such information and prevent the information from being divulged, damaged or lost. However, since the Cybersecurity Law and relevant regulations, rules and measures are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices are or will be inconsistent with regulatory requirements. Any violation of the provisions and requirements under the Cybersecurity Law and other relevant regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our customer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Furthermore, end customers may have concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could damage our reputation and brand and adversely affect our business and results of operations.

Our ability to protect the confidential information of our customers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.

We collect, store, and process certain personal and other sensitive data from potential car insurance purchasers, which makes us an attractive target and potentially vulnerable to cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to mitigate the cyberattack risks and protect the confidential information that we have access to, including but not limited to installation and periodical updates of antivirus software and backup of information on our computer systems, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any cybersecurity incident, accidental or willful security breaches or other unauthorized access to our systems could cause confidential information to be stolen and used for criminal purposes. Cybersecurity incidents, security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with our customers could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

Meanwhile, if we fail to protect confidential information, we may be involved in various claims and litigations raised for privacy or other damages. Such claims and litigations will take a lot of time and resources to defend and we cannot assure you these claims or litigations will result in a favorable outcome.

The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China.

Our business depends on the performance and reliability of the internet infrastructure in China. Almost all access to the internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic Chinese user can connect to the internet outside of China. We may not have access to alternative networks in the event of disruptions, failures or other problems with China’s internet infrastructure. In addition, the internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

We have no control over the costs of the services provided by the national telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected.

Part of our services could be disrupted by network interruptions.

Part of our services depends on the efficient and uninterrupted operation of our computer and communications systems. Substantially all of our computer hardware and our cloud computing services is currently located in China. Although we have prepared for contingencies through redundancy measures and disaster recovery plans, such preparation may not be sufficient and we do not carry business interruption insurance. Despite any precautions we may take, the occurrence of a natural disaster, such as an earthquake, flood or fire, or other unanticipated problems at our facilities in China, including power outages, telecommunications delays or failures, break-ins to our systems or computer viruses, could result in delays or interruptions to our services, loss of our and customers’ data and business interruption for us and our customers or clients. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could materially and adversely affect our business, financial condition and results of operations.

Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand.

We plan to develop a comprehensive platform that connects users with various healthcare providers and delivers cost-effective and customized healthcare solutions, and cultivate a vibrant ecosystem around it. We have been building our brand name and reputation for our ecosystem as we believe that our ability to maintain customers’ trust in our ecosystem is critical to our success in the rapidly expanding Internet healthcare market in the PRC and globally. Our ability to maintain customers’ trust in our ecosystem is primarily affected by the following factors:

●	our ability to maintain superior customer experience and the quality of services and products provided through our platform, including the delivery of care;

●	the breadth of offerings of our services and products and their efficacy in addressing our customers’ needs and meeting their expectations;

●	the reliability, security and functionality of our platform;

●	our ability to adopt new technologies or adapt our information infrastructure to changing user requirements or emerging industry standards;

●	the strength of our consumer protection measures; and

●	our ability to increase brand awareness among existing and potential customers through various marketing and promotional activities.

Any loss of trust in our ecosystem could harm the value of our brand and reputation, result in participants ceasing to utilize our platform as well as reducing the level of their activity in our ecosystem, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, there can be no assurance that our brand promotion efforts would be effective. Such efforts may be expensive, which may, in turn, materially and adversely affect our financial condition and results of operations.

Any negative review, comment or allegation about our company, doctors on our platform, hospital network, service providers in our consumer healthcare business and direct sales suppliers, among others, or services and products offered over our platform by the media, on social networks or other public online forums may harm our brand, reputation and public image. We may also face challenges from others seeking to profit from, or defame, our brand. Any of the foregoing may result in loss of potential and existing customers or business partners for our ecosystem and, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.

We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry.

We operate in the emerging and dynamic Internet hospital, Internet chronic disease management and digital healthcare industries in China. These industries are relatively new, and it is uncertain whether such industries would achieve and sustain high levels of demand, consumer acceptance and market reaction.

We cannot assure you that we will be able to successfully implement our business model. As the market and our business develop, we may modify our platform, products and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. You should consider our business prospects in light of the risks and difficulties we may encounter as an early stage company operating in emerging and dynamic industries, including, among other things, our ability to attract and retain users, create value for participants in our ecosystem and increase monetization, navigate an evolving regulatory environment, provide high-quality products and satisfactory services, build up our reputation and promote our brand, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

While the PRC Internet healthcare market is in an early stage of development, it is, and is expected to be increasingly competitive. Our key competitors include, but are not limited to, pharmaceutical retail companies (such as traditional offline pharmacies and online platforms) and companies that offer online healthcare services. These companies may have greater financial, technical, research and development, marketing, distribution, retail and other resources than we do. They may also have longer operating histories, a larger user base or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than us and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or will operate.

In addition, many operators in the healthcare industry have consolidated in recent years to create larger healthcare enterprises with greater bargaining power, which has resulted in greater pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further competitive pressure. New partnerships and strategic alliances in the healthcare industry also can alter market dynamics and adversely impact our businesses and competitive positioning.

Any significant increase in competition may have a material adverse effect on our revenue and profitability as well as on our business and prospects. We cannot assure you that we will be able to distinguish our products and services from those of our competitors, preserve and improve our relationships with various participants in the healthcare value chain, or increase or even maintain our existing market share. We may lose market share, and our financial condition and results of operations may deteriorate significantly if we fail to compete effectively.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our platform generates and processes a large amount of personal, transaction, demographic and behavioral data. Sensitive user information in our business operations is stored in the Internet data center established and owned by us. Such information includes, but is not limited to, personal information (such as user name, cell phone number, delivery address, age and gender), consultation record, order record and activity log. We have kept all sensitive user information in our database such as order record and consultation record since inception. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges from consultations, transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or improper behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

In the PRC, the rules governing the collection, use, disclosure or security of personal information are separately stipulated in various laws, regulations and rules. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

On December 28, 2021, the Cyberspace Administration of China and 12 other relevant PRC governmental authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition. While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

Any failure, or perceived failure, by us to comply with any applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business. As we expand our operations, we may be subject to additional laws in other jurisdictions where our users and business partners of our ecosystem are located. The laws, rules and regulations of other jurisdictions may impose on us more stringent or conflicting requirements with harsh penalties for non-compliance than those in the PRC, and the compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

According to the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), level three information security protection shall be implemented for internet hospital information systems in accordance with the relevant national laws, regulations and provisions. According to the Administrative Measures for the Hierarchical Protection of Information Security, where the operator or user of an information system of level three or above fails to complete the record-filing or examining and approving procedures as required, the public security organ, the state secrecy department and the state cryptography administration shall, according to the division of work among them, order it to correct within a certain time limit, failing which, the operator or user shall be given a warning, the superior department in charge shall be informed of the relevant situation, and the directly liable person in charge and other directly liable persons shall be penalized as advised and the penalty result shall be report in a timely manner. To this end, we have implemented level three information security protection standard for each of our Internet hospital and pharmaceutical supply chain’s information system to achieve full compliance with regulatory requirements.

If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected.

Our business is highly dependent on the receptiveness of our customers to our services and products as well as their willingness to use, and to increase the frequency and extent of their utilization of, our solution. Their degree of receptiveness to our services and products depends on a number of factors, including the demonstrated accuracy and efficacy of our offerings compared to those of others, turnaround time, cost-effectiveness, convenience and marketing support. In addition, negative publicity concerning our solution or the Internet healthcare market as a whole could limit market acceptance of our solution, especially that of the online consultation business. Meanwhile, there can be no assurance that our efforts and ability to demonstrate the value of our solution and the relative benefits of our services and products over those of our competitors to our customers would be successful. We may fail to achieve an adequate level of acceptance by our customers of our services and products, and we may not be able to effectively expand the registered user base, promote user engagement or convert registered patients to transacting patients. Consequently, our business may not develop as expected, or at all, and our business, financial condition or results of operations may be materially and adversely affected.

The success of our business also hinges on our ability to provide superior customer experience, which depends on our ability to continue to deliver quality care to our users, to maintain the quality of our services and products, to source services and products that are responsive to customer demands, and to provide timely and reliable delivery, flexible payment options and superior after-sales services. Such ability, in turn, depends on a variety of factors beyond our control. In particular, we rely on a number of third parties in the provision of our services and products. Their failure to provide high-quality customer experience to our customers may adversely affect our customers’ receptiveness of, and willingness to utilize, our solution, which may damage our reputation and cause us to lose customers.

Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business.

Our results of operations depend on our ability to manage and create values for participants in the healthcare value chain and generate more monetization opportunities for us. We will provide these participants with integrated, smart solutions and services to help them create value. By integrating these solutions into and channeling these participants onto our platform, we will allow all participants within the healthcare value chain, namely doctors, patients and pharmaceutical companies, to utilize the resources on our platform for all kinds of needs under the healthcare scenario, which in turn may increase monetization opportunities for us.

However, we cannot assure you that we are able to manage and create value for such participants, or at all. Those participants may consider our smart solutions and other services ineffective. If we fail to manage or create value for those participants, we may not be able to increase their engagement and connection with us and deepen our penetration in the healthcare value chain, which in turn may deprive monetization venues for us to drive our revenue growth.

The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed.

The digital healthcare market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, user acceptance and market adoption. Our success will depend to a substantial extent on the willingness of users to use, and to increase the frequency and extent of their utilization of, our services, as well as on our ability to demonstrate the value of our services to users, hospitals, medical professionals and other participants in the healthcare value chain. If users or healthcare service providers do not perceive the benefits of our services, or if our services do not drive user engagement, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns regarding patient confidentiality and privacy in the context of digital healthcare in general could limit market acceptance of our digital healthcare services. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

We may fail to attract or retain sufficient users or medical professionals for our online healthcare services.

We will offer convenient access to a wide spectrum of healthcare services on our platform. For our online healthcare services, we will generate revenue from users paying for our services. Therefore, our ability to acquire and retain sufficient users for our online healthcare services is critical to the continued success and growth of such services, which in turn primarily depends on the overall experience we provide to our users as well as the actual or perceived effectiveness of our services. In order to attract and retain users for our online healthcare services, we must build our brand and reputation as an effective online healthcare platform, as well as effectively market and precisely target our services to prospective users. To retain and engage our user base, we must provide personalized, superior user experience, offer quality services covering a wide range of user demands and cultivate users’ stickiness to our platform. However, we cannot assure you that our users will consider their experience satisfactory or our services effective. For example, user who do not get satisfactory results following the recommendations from our online consultation and prescription renewal service may attribute such failure to the ineffectiveness of our services. In addition, some users may encounter trouble in navigating our platform or experience technical difficulties.

On the other hand, we also need to attract and retain sufficient medical professionals to our platform for our online healthcare services. Our medical team will be staffed by contracted doctors on the platform who are passionate about the digital healthcare industry, possess a user service mindset and be willing to accept challenging and creative tasks. We believe our platform and online healthcare services will provide compelling value propositions to those medical professionals by offering them an access to Internet traffic and an innovative healthcare venue. However, we cannot assure you that such medical professionals would be attracted to or stay at our platform.

If we fail to address, among other things, any of the foregoing challenges, users may become frustrated by or dissatisfied with our online healthcare services, and may leave our platform without making purchases, and existing users may discontinue using our online healthcare services. Furthermore, if we fail to attract or retain sufficient number of medical professionals, our medical services may not further develop and we may not be able to provide satisfactory services or user experience. As a result, our business, results of operations and financial condition will materially and adversely affected.

We may become subject to medical liability claims in connection with our online healthcare services, which could cause us to incur significant expenses and be liable for significant damages if any claim is not covered by insurance.

We will face risks of medical liability claims against our contracted doctors on the platform and us in connection with our online healthcare services. In particular, our contracted doctors may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. We do not carry insurance covering medical malpractice claims and professional liability insurance for doctors on our platform in relation to the provision of online hospital services over our platform. Professional liability insurance premiums can reach a considerable amount and may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to contracted doctors or us in the future on commercially acceptable terms, or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and contracted doctors from our operations, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.

The practice of doctors is strictly regulated under PRC laws, rules and regulations. Doctors who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions as stated in their licenses. A doctor is required to register the medical institutions at which he or she practices in his or her license. If a doctor is found practicing at a medical institution not registered in his or her license, the doctor would be subject to regulatory penalties, from warning to suspension of practice and, in the worst-case scenario, revocation of licenses. A doctor practicing in multiple institutions must apply to register or file with competent in-charge administrative authorities and can only have the right to prescribe medicine at the registered or filed practicing institution. If the doctor issues a prescription in a medical institution not registered in his or her license, the relevant medical institution would also be subject to regulatory penalties, including a fine of up to RMB5,000 and, in the worst-case scenario, revocation of the medical institution’s Practicing License for Medical Institutions.

We cannot assure you that doctors on our platform will complete the registration and relevant government procedures in a timely manner, or at all, or that doctors on our platform will not practice outside the permitted scope of their respective licenses or strictly take their individual responsibilities under the applicable laws and regulations in connection with medical services, especially Internet healthcare services. Meanwhile, if doctors on our platform are found to have deficient registration or found to be practicing beyond the scope permitted by relevant authorities, they may be disciplined and lose their practicing licenses. In the event that the multi-institution practices of doctors on our platform are in breach of their contractual obligations owed to other institutions, such as non-compete obligations, we may be exposed to indemnity or other legal liabilities if we are deemed to have aided these breaches, and are therefore susceptible to legal disputes and potential damages. As a result, we may no longer be able to employ them in offering our online consultation and prescription renewal service, which could materially and adversely affect our business. In addition, there can be no assurance that we could timely find qualified replacements on commercially reasonable terms, or at all.

Our business may involve sale of prescription drugs that is subject to stringent scrutiny, which may expose us to risks and challenges.

Sale of prescription drugs in China shall be subject to stringent scrutiny. In particular, under the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and imposed a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. However, the newly revised Drug Administration Law abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent except that none of the drugs subject to the State’s special control may be sold online, such as vaccines, blood products, narcotic drugs, psychotropic drugs, toxic drugs for medical use, radioactive drugs and pharmaceutical precursor chemicals. In August 2022, NMPA published the Measures for the Supervision and Administration of Online Pharmaceuticals Sales or the Measures for Online Pharmaceuticals Sales which have become effective since December 1, 2022, aiming to enhance the supervision of online pharmaceutical sales and related platform services. The Measures for Online Pharmaceuticals Sales provides specific and explicit rules for the online sales of prescription drugs, which is perceived to be more conducive to online prescription drug sellers including us, but also provides certain requirements that we shall meet. The Measures for Online Pharmaceuticals Sales provides that, among others, online prescription drug sellers shall (i) ensure the accuracy and reliability of the source of e-prescription, (ii) keep records of any e-prescription for at least five (5) years and no less than one (1) year after the expiration date of the prescription drugs, and (iii) disclose safety warnings including “prescription drugs should only be purchased and used with prescriptions and guidance of licensed pharmacists” when displaying information of prescription drugs. The Measures for Online Pharmaceuticals Sales is relatively new and its implement provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty and we will closely monitor and assess the trajectory of the rule-making process. It remains uncertain that our platform is and will be in full compliance with the relevant laws and regulations or any new laws and regulations that may be enacted in the future, which are evolving and subject to uncertainties. Any failure to comply with such laws and regulations may subject us to disciplinary warnings and administrative penalties, which may in turn materially and adversely affect our business, reputation, and financial condition.

Failure of doctors on our platform to provide adequate and proper medical services on our platform may have a material and adverse effect on our reputation, business and results of operations.

Doctors on our platform and our other employees may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. We do not carry and pay for any professional liability insurance covering medical malpractice claims for doctors that provide prescription renewal services on our platform. Adequate professional malpractice insurance coverage may not be available to doctors on our platform or us in the future on commercially acceptable terms, or at all.

Our business, financial condition, results of operations and reputation may be materially and adversely affected if any such claims are made against us or our medical professionals in connection with these actions that are not fully covered by insurance. With respect to contracted doctors as they often work remotely, we have limited control over them as well as the quality of their online healthcare consultation services. There can be no assurance that our risk management procedures will be sufficient to monitor their performance and control the quality of their work. In the event that our contracted doctors fail to comply with the contractual obligations and applicable laws in relation to the provision of our online consultation services, our user experience could deteriorate, and we may suffer as a result of any actual or alleged misconduct by them, which could materially and adversely affect our business, financial condition, results of operations and reputation.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects.

Our business is subject to governmental supervision and regulation by various PRC governmental authorities, including, but not limited to, the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, and the NHC, National Medical Products Administration, or the NMPA, the PRC State Administration for Market Regulation, or the SAMR, the CAC, and the corresponding local regulatory authorities. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of Internet information, online healthcare services, online and offline retail, sales and online operation of pharmaceutical and healthcare products, sales of food, and Internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses, permits, filings and registrations for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses, such as online pharmaceutical sale and online healthcare services, are subject to various and complex laws and regulations, extensive government regulations and supervision. There may be certain new requirements under relevant laws and regulations from time to time, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

Moreover, our online hospital services are subject to governmental supervision and regulation relating to both general medical institution and online hospital. In particular, according to the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation) by the NHC on July 17, 2018, Internet-based diagnosis services shall only provide re-diagnoses service after confirming that the patients have been diagnosed with one or more types of such common or chronic diseases in physical medical institutions. In addition, pursuant to the Administrative Regulations on Medical Institutions promulgated by the State Council on February 6, 2016 and its implementation rules, and the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), medical institutions including online hospitals shall carry out diagnosis and treatment activities according to the approved and registered medical subjects. If a medical institution carries out the online re-diagnoses business with respects to certain common and chronic diseases, the doctors in such medical institution shall review the patients’ medical records, and after confirming that the patients have been diagnosed with one or more types of such common or chronic diseases in physical medical institutions, may offer re-diagnoses service to such patients for the same diagnostic results. It remains uncertain that our online hospital services will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. Any failure to comply with such laws and regulations or any misconduct or even fraud of our doctors and patients could result in administrative penalties against us which could materially and adversely affects our business, results of operations, financial condition and prospects.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for or completed all the approvals, permits, licenses, filings and registrations required for conducting our business and all activities in the PRC, or that we would be able to maintain or renew or pass the annual inspections (as applicable) of our existing approvals, permits and licenses or obtain any new approvals, permits and licenses or complete filings and registrations in a timely manner if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits or complete filings and registrations required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are required by privacy and data protection laws in China to ensure the confidentiality, integrity and availability of the information of our users, customers and other data, which is also essential to maintaining their confidence in our online services. However, the interpretation and application of such laws in China are often uncertain and in flux.

In addition to Cyber Security Law, the PRC Data Security Law and the PRC Personal Information Protection Law and other relevant laws and administrative regulations, the PRC governmental authorities also formulated certain specific standards and rules on data protection. The SAMR, and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 1, 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. According to these provisions, no person or entity is allowed to produce, release, or disseminate information that infringes upon the personal information security of children aged below 14. Network operators collecting, storing, using, transferring, or disclosing children’s personal information are required to enact special protections for such information.

In addition to the laws and regulations, the PRC government may also carry out special rectifications on the illegal collection and use of any personal data. For example, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the MIIT, the PRC Ministry of Public Security, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT also issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users, (iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

The above laws and regulations and recent events and pronouncements indicate greater oversight by Chinese regulators in terms of data protection and cybersecurity. Such laws, regulations and associated interpretation and implementation are evolving rapidly and may place restrictions on our business operations and the manner in which we interact with our patients.

There remain uncertainties regarding further interpretation and implementation of those laws and regulations. For example, it should be noted that “core data” and “important data” are important concepts in the PRC Data Security Law. The scopes of these concepts are yet to be determined and need more interpretation from the competent governmental authorities. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps are not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits. In addition, compliance with any additional laws could be expensive and any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings, penalties and legal liabilities against us. As a result, our business, financial condition, and results of operations could be materially and adversely affected. Besides, any negative publicity about our platform’s safety or privacy protection mechanism and policy could harm our public image and reputation.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in online retail, pharmaceutical and Internet healthcare industries in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It may often take a long time or high cost to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to different and varying applications and interpretations in different parts of China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in the PRC or any other jurisdictions as applicable. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations.

We will rely heavily on technology, particularly the Internet, to provide high-quality online services. However, our technology operations vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology or external technology that supports the offering of our online services and products could materially harm our business and reputation.

As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, attacks. There can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and user dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation and business, and materially and adversely affect our financial condition and results of operations.

We are subject to limitations in promoting healthcare-related services and products.

We are subject to certain limitations in promoting healthcare-related services and products. Doctors on our platform and other relevant parties in the provision of our medical and wellness services have to comply with rules and regulations that restrict the promotion or dissemination of information about the professional healthcare services and practice provided by licensed doctors, and the publication or marketing efforts for the predominant purpose of promoting the products or services of doctors to customers or potential customers. Such restrictions may affect our ability to further enhance our brand recognition or secure new business opportunities in the future.

Under PRC laws and regulations, all advertisements published online containing drug names, applicable symptoms treated by such drugs (major functions) or other drug-related content, and advertisements published online containing medical device names and the applicable scope, performance, structure and composition, function and other contents relevant to medical device are subject to examination by relevant government authorities. We are prohibited from publishing advertisements of prescription drugs on the websites that we operate and must ensure that any advertisement of medical treatment, drugs or medical devices does not include any assertion or guarantee as to the function and safety or any statement of curative rate and effectiveness of such medical treatment, drugs or medical devices. Any violation of advertisement-related laws and regulations may subject us to fine, or even suspension of our business or revocation of our business license.

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was not effective as of March 31, 2025. We have identified the existence of certain material weaknesses and have developed plans to address them. See “Item 15. Controls and Procedures.”

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. For the fiscal years ended March 31, 2023 and 2024, we have substantially operations conducted by our VIEs in China, which are governed by PRC laws, rules and regulations. Our PRC subsidiaries and the VIEs are subject to laws and regulations applicable to foreign investment in China. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In the year ended March 31, 2023, the value of the RMB depreciated by approximately 8.3% against the U.S. dollar. And in the year ended March 31, 2024, the value of the RMB depreciated by approximately 5.1% against the U.S. dollar. In the year ended March 31, 2025, the value of the RMB depreciated approximately by 0.5% against of the U.S dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future.

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

The trading price of our ADSs has ranged from US$0.60 to US$2.35 per ADS in the fiscal year ended March 31, 2025. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2025, we had 1,655,583,530 ordinary shares outstanding. Among these shares, 41,175,549 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

We have adopted our 2023 Equity Incentive Plan which was approved by our shareholders at our 2023 annual general meeting of shareholders held on June 19, 2023, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.” We have registered certain ordinary shares that we may issue under our share incentive plans and intend to register all ordinary shares that we may issue under our share incentive plans. Once we register these ordinary shares, they can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates and relevant lock-up agreements. If a large number of our ordinary shares or securities convertible into our ordinary shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our ADSs and impede our ability to raise future capital. In addition, any ordinary shares that we issue under our share incentive plans would dilute the percentage ownership held by the investors who purchased ADSs.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2025 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2026 or any future taxable year.

If we were to be classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations”) holds an ADS or an ordinary share, such U.S. Holder would generally be subject to reporting requirements and might incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the applicable U.S. federal income tax rules. Further, if we were to be classified as a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. You are urged to consult your tax advisor concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of ADSs or ordinary shares if we were to be classified as a PFIC. For more information, see “Item 10. Additional Information-E. Taxation-U.S. Federal Income Tax Considerations-PFIC Rules.”

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the U.S. Currently, we rely on home country practices with respect to certain corporate governance matters, please see “Item 16.G-Corporate Governance.” As a result, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

On November 15, 2023, we established Akso Medical Cloud Limited in British Virgin Island, which is 100% owned by Akso Health Group.

On December 4, 2023, we established Akso Medi-care Limited in Hong Kong, China, which is 100% owned by Akso Medical Cloud Limited.

On January 16, 2024, we established Tianjin Akso Enterprise Management Co., Ltd. in Tianjin Province, China, which is owned by Akso Medi-care Limited.

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd. Tianjin Wangyi Cloud Co., Ltd. also engages in the year ended March 31, 2025, the provision of marketing promotion services business through its subsidiaries. Bing optimistic about the development prospect of the medical industry and the synergy between Internet medicine and offline hospitals. The Company further acquired the remaining 50% equity interest of Tianjin Wangyi Cloud Co., Ltd. from its minority shareholders through transactions completed in June 2024 and December 2024. On December 10, 2024, the transaction was closed with the settlement of all consideration, and the Company currently holds 100% equity interest in Tianjin Wangyi Cloud Co., Ltd.

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

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd. Tianjin Wangyi Cloud Co., Ltd. also engages in the year ended March 31, 2025, the provision of marketing promotion services business through its subsidiaries. Bing optimistic about the development prospect of the medical industry and the synergy between Internet medicine and offline hospitals. The Company further acquired the remaining 50% equity interest of Tianjin Wangyi Cloud Co., Ltd. from its minority shareholders through transactions completed in June 2024 and December 2024. On December 10, 2024, the acquisition was closed upon the settlement of all consideration and , the Company currently holds 100% equity interest in Tianjin Wangyi Cloud Co., Ltd.

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

Recently, we advanced our presence in online hospital and chain pharmacies segments in China. In November 2024, we completed the acquisition of Tianjin Wangyi Cloud Co., Ltd. and its wholly owned subsidiaries, Tianjin Deyihui Online Hospital Co., Limited and Tianjin Deyihui Clinic Co., Limited (collectively “Deyihui Group”)，strengthening our foothold in internet healthcare. We continue to evaluate potential acquisitions of online hospital(s) in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. Typically, the online hospitals are closely connected with and supported by traditional hospitals and outpatient clinics, and their main sources of revenue are from fees charged to patients for both online and offline consultations and the marketing and sales of a variety of health products including medicine, medical equipment and supplements. Future acquisitions of internet hospitals/clinics will be pursued at judicious timing based on real-time policy and market dynamics, reflecting our disciplined approach to capital allocation and investor accountability.

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

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Bing optimistic about the development prospect of the medical industry and the synergy between Internet medicine and offline hospitals. The Company further acquired the remaining 50% equity interest of Tianjin Wangyi Cloud Co., Ltd. from its minority shareholders through transactions completed in June 2024 and December 2024. On December 10, 2024, the acquisition was closed upon the settlement of all consideration and the Company currently holds 100% equity interest in Tianjin Wangyi Cloud Co., Ltd. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd. Tianjin Wangyi Cloud Co., Ltd. also engages in the provision of marketing promotion service to car insurance broker industry.services business through its subsidiaries.

The new business initiative involves Tianjin Deyihui Online Hospital Co., Ltd. Our focus is on creating a cutting-edge pharmacy system, enhancing service delivery through AI-driven health solutions, and expanding reach through an interconnected network of online and offline platforms.

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

On January 4, 2022, we incorporated Akso Online MediTech in the State of Wyoming and have begun the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech since March, 2022. Akso Online Meditech has entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier in Hong Kong and sells these test kits to distributors in the United States. Currently, the Company no longer to sell COVID-19 Rapid Antigen test kits since the cease of Covid-19 in the end of 2022.

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

Revenue attributable to the sales of medical equipment for the fiscal year ended March 31, 2025 was $0.4 million, representing 2.8% of the Company’s total revenue.

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

For the Covid-19 research business which the Company engaged in the fiscal year ended March 31, 2022, initially focusing on the sale of COVID-19 Rapid Antigen test kits. Operations in this business ceased following the end of the pandemic. In the future, the Company will develop its the cancer therapy and radiation oncology market in the U.S. We plan to open 2 vaccine research centers for AIDS and Covid-19 and 100 radiation oncology centers on the east coast of the U.S. catering to cancer patients at varying stages of treatment. This will include specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other related services for a wide variety of cancer therapy treatments. On October 22, 2021, we announced the appointment of Dr. Yingxian Liu as the medical consultant to the Company. Dr. Liu has extensive experience, and is highly respected in the pathology field. We believe Dr. Liu’s insights and guidance will support our mission in assembling the necessary team and infrastructure to build a best-in-class practice that’s scalable and delivers safe and high-quality cancer treatments for our patients.”

Online Healthcare Services Business

The Company begun engaging in the business of providing online hospital services, including health consultancy services and online sales of medicines and health products in China, through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd, since it acquired the subsidiaries in April 2024. We are in the process of integrating medical products, telemedicine, and offline treatment platforms into a comprehensive healthcare information service system.

Products and Services

Our comprehensive product and service offerings will include:

●	Pharmaceutical retail modernization: Enhancing traditional pharmacy operations. Traditional pharmacies face challenges that require new models to enhance competitiveness. The growing healthcare demands create market opportunities, and we can provide a more competitive development model for the traditional market with internet integration.

●	Digital operations and sales solutions: Optimizing sales through digital channels. Customized smart speakers, smart photo frames, smart screens, and smart wearables, integrated with online consultation systems, will expand user engagement scenarios.

●	Integrated online consultations: Offering AI-powered health assistants. By leveraging AI models like ChatGPT and training on health-related data, we can develop an AI health assistant capable of answering health inquiries for our consultation system.

●	Community health stations: Facilitating physical health assessments and data integration. By establishing health stations in communities and deploying self-service health check kiosks, we can connect to internet hospital systems, allowing users to undergo offline health tests and integrate their health information into an online database.

●	Insurance collaborations: Streamlining user services and expanding health coverage. We will partner with insurance companies and brokers to share revenue from these services.

Growth Strategies/Marketing and Sales Strategy

●	Digital presence enhancement: We are optimizing our online platforms for superior user engagement and employing targeted social media strategies to amplify brand reach.

●	Community engagement: Through partnerships with local health service centers, we plan to deepen our offline presence and increase user acquisition.

●	Talent development: Our strategy includes attracting and retaining top talent to strengthen our team’s capabilities, ensuring sustained business growth and innovation.

Revenue Model

●	Direct sales through our online health product marketplace.

We will sell pharmaceutical products to hospital inpatients and outpatients in accordance with medical prescriptions. AHG recognizes the revenue on the consolidated basis when the pharmaceutical products are physically transferred to patients and fees can be collected. AHG is considered as a principal in the sale of pharmaceutical products because it takes inventory risk for the goods that are to be sold; accordingly, revenue is recognized on a gross basis. The performance obligation is the transfer of possession and control of the pharmaceutical product to the patient.

We will also sell medical supplies to hospitals or clinics. AHG recognizes the revenue on the consolidated basis when the medical supplies are handed over to clinics and proceeds can be collected. The performance obligation is the transfer control and possession of the products to the hospitals or clinics. AHG is considered as a principal when its sells the medical supplies because it takes inventory risk for the goods to be sold; accordingly, revenue is recognized on a gross basis. Payments is typically received after delivery of products.

●	Medical service fees from Tianjin Deyihui Online Hospital’s diagnostic and treatment offerings.

We plan to provide various medical and clinical services to patients. AHG recognizes revenue on a consolidated basis when individual deliverable services such as diagnosis, lab work, scans, consultation, and treatments, have been provided to the patients. Medical and clinical service revenue is recognized on a gross basis, as AHG is responsible to supervise, evaluate, manage, and compensate medical staff who deliver the services, and AHG has discretion in establishing the pricing for services charged to patients. The performance obligation is the provision of services detailed above to patients. Each deliverable service is typically completed in a single visit. Payment is received from patients after completion of each visit as well as through reimbursement by the government. For example, their system will identify whether each medical treatment requires a reimbursement and the specific proportion of that reimbursement according to the details of the patient’s treatment. The system will then record the reimbursement and such will be allocated by the Medical Insurance Bureau on a monthly aggregated amount. The Medical Insurance Bureau’s cycle to provide reimbursements is generally about 60-90 days. Specific price concessions and charitable assistance provided is carried out according to the overall arrangement of the hospital. For poor patients and those with special diseases, such patients will be given a discount.

●	Collaborative profit-sharing with insurance partners.

Commission will be generated from sales of medical insurance. AHG, through AHG Online Search Engine, will market and sell insurance policies originated by multiple insurance carriers via offline and online platforms. AHG recognizes the commission revenue on a net basis as it acts as an agency in these transactions and is not responsible for fulfilling the promise to provide the specified insurance products. AHG recognizes revenue at the point of time when the insurance policy has been issued to the policyholder. Payments are typically either made in advance or upon completion of the writing of the policy.

●	Technical and brand collaborations to generate additional revenue from program development and marketing services

We plan to provide medical software services to hospitals and/or clinics. AHG recognizes the revenue on a consolidated basis when the performance obligation has been met, which is when software is provisioned and made available to customers to use over a period of time. AHG also has developed an APP for medical consultations delivered online. AHG provides value added services via its end-to-end APP solution, to patients by providing access to a network of contracted physicians, pharmacies, and medical supply vendors across many geographical regions to deliver medical consultations, medication, and supplies without patients having to leave their homes. AHG accounts for fees collected through its APP using the gross method of accounting because the management has determined that it act as a principal in the transactions because AHG exercises control over the pricing of services and product offered, AHG has entered into minimum purchase commitments with pharmacies to procure medication each year, and minimum payouts to doctors conducting consultations through the APP regardless of the number of patients consulted.

Regulatory Approvals

This section sets forth a summary of the most significant rules and regulations that will affect our business activities in China.

We have secured a “Medical Institution Practice License” for Tianjin Deyihui Online Hospital, valid until August 20, 2028, issued by the Tianjin Port Free Trade Zone Administrative Approval Bureau. This license allows us to operate various medical services, including general medicine and specialized treatments.

Research and Development

Our research and development efforts are concentrated on developing AI-driven health management solutions and leveraging big data analytics to enhance our digital health platforms. This focus is integral to maintaining our leadership in smart healthcare innovation.

Sales and Distribution

Our sales strategy encompasses a multi-channel approach, combining online health platforms with offline distribution networks. We aim to maximize market reach by optimizing supply chain processes and forging strategic partnerships with key stakeholders.

Integration of Digital Health Services

Currently our focus is on integrating digital health services with existing medical supply chains to streamline distribution and service delivery.

We will integrate existing resources in four steps:

1. Assess Current Resources: Review current medical, technical, human, and financial resources to understand the existing service range and capabilities.

2. Establish Partnerships: Build collaborations with local hospitals, pharmacies, and insurance companies to expand service scope and improve service quality.

3. Expand Professional Talent: Recruit experienced medical, technical, and management professionals to form a strong team.

4. Optimize Supply Chain Management: Integrate the supply chains for pharmaceuticals and medical equipment to ensure fast and efficient supply and distribution.

Seasonality

While the demand for healthcare services remains relatively stable year-round, seasonal trends do influence specific areas, such as preventive care during flu seasons or increased demand for chronic disease management in colder months.

Marketing Promotion Services

Since the acquisition of Tianjin Wangyi Cloud. Co., Ltd., the Company started its new business of provision of marketing promotion service to car insurance broker industry.

Since April 2024, through its subsidiary Tianjin Wangyi Cloud Technology Co., Ltd, the Company engaged in providing marketing promotion service to insurance broker agencies. The Company collects information from its promotion traffic suppliers and then filters, organizes, and evaluates the data to ensure its accuracy and relevance. It then provides potential car insurance purchaser information to its clients, who are insurance broker agencies. Through this process, the Company helps connect insurance brokers with prospective customers. The Company earns commissions from these agencies upon the successful transfer of information, aligning its revenue with the effectiveness of the connections it facilitates. The commission fees are calculated on a fixed amount per car user based on the agreements with different insurance brokers. The marketing promotion services are considered as a single performance obligation, as the Company’s responsibility was only limited to provide the potential car users’ information to insurance broker agencies, regardless of whether those car users finally purchasing car insurance or not.

Seasonality

Our business is affected by the seasonality in vehicle sales and promotional activities of auto insurance carriers in China market. Traditionally, higher levels of vehicle sales in China occur in September and October, which drives significant increases in sales of auto insurance policies. As we have a limited operating history for the marketing promotion services business, and the seasonal trends that we have experienced in the past may not be representative.

We will diversify our pool of suppliers as we develop our business to reduce the risk of our dependence on our major suppliers.

Our Suppliers

Sales of medical devices

Our subsidiaries source the medical devices, such as COVID-19 Rapid Antigen test kits, defibrillators and anesthesia laryngoscope, from its supplier in mainland China and Hong Kong, and source the service related to its provision of marketing promotion service from mainland China.

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

For sales of medical devices business, we currently have one significant supplier, Brand Meditech (Asia) Company Limited, which represents 100.0% of our total purchases of medical devices for the fiscal year ended March 31, 2025.

Marketing Promotion Services

Currently, our suppliers are promotion traffic suppliers, which account for the majority of our total supplier costs. We may constantly adjust our supplier pool to optimize our procurement cost.

As of this annual report, we have two suppliers, of which, one customer accounts approximately 94.5% of total purchase costs related to marketing promotion service and 92.0% of total costs of revenue for the year ended March 31, 2025. As of March 31, 2025, no supplier from marketing promotion business accounted for over 10% of the total balance of account receivable.

We have entered into contracts with our suppliers. Our supplier agreements last for two or three years. Both parties have the right to terminate the agreement upon notifying the other party in advance. The supplier provides promotion traffic service and charges us a service fee on monthly or weekly basis under different charging items, or on an agreed-upon date. Both parties bear responsibilities to keep the business information confidential. The supplier agreements are governed by the law of PRC.

For provision of marketing promotion service business, we currently has two suppliers, of which, one supplier accounts approximately 94.5% of total purchase costs related to marketing promotion service and 92.0% of total costs of revenue for the year ended March 31, 2025.

Our Customers

Sales of medical devices

Our medical devices business which includes the sale of defibrillators and anesthesia laryngoscopes primarily target medical product dealers and end-users such as hospitals. We do not currently have any long-term sale contracts with our customers. We have one significant customer, Qingdao New Xiekang Medical Technology Co., Ltd, which represents 100.0% of our total revenue from sales of medical devices business

Marketing Promotion Services

Our clients are well-known insurance carriers and insurance intermediaries in China. At present, we have established cooperation with several car insurance carriers across the country.

We have entered into corporation agreement with our clients. A typical corporation agreement lasts for two or three years. We provide marketing promotion services to clients and charge services fee per orders on weekly basis. Both parties bear responsibilities to keep the business information confidential. The corporation agreements are governed by the law of PRC.

For the year ended March 31, 2025, four clients from marketing promotion service business accounted for 19.9%, 17.7%,15.6% and 10.1% of the total revenue. As of March 31, 2025, two clients from marketing promotion business accounted for 76.9% and 16.5% of total balance of account receivable, respectively.

Online Healthcare Services Business

The primary clients of our healthcare services Business include companies such as Shiji Health Technology Co., Ltd. and Beijing Yimai Technology Co., Ltd., which are focused on health consulting services and medical device sales. The Company has established cooperative relationships with these customers, although actual business has not yet commenced. Our strategy focuses on building long-term partnerships by offering tailored health solutions.

Competition

Radiation Oncology and Cancer Therapy Center Business

The oncology healthcare service market in the United States is fragmented and competition is intense. Our planned radiation oncology service and cancer therapy centers would compete primarily on a regional or local basis with government-owned and private hospitals that offer radiotherapy, diagnostic imaging and other oncology healthcare services either directly or in conjunction with third parties.

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

Online Healthcare Services Business

China’s pharmaceutical retail market is experiencing significant growth, driven by the increasing adoption of chain store models and the rapid integration of online and offline sales channels. The landscape is evolving with heightened competition, rising operational costs, and a shift towards specialized pharmacies focused on personalized health services.

We believe we have the following Competitive Strengths:

●	Diverse product and service portfolio: Our extensive range of digital health solutions, including AI health management tools and offline treatment platforms, will position us ahead in the market.

●	Strong supplier network: We will leverage our robust supplier relationships to secure high-quality, competitively priced medicines, enhancing our supply chain efficiency.

●	Advanced technological capabilities: Our big data analytics and AI integration will enable seamless connectivity with insurance companies and other partners, driving continuous innovation and service enhancements.

Marketing promotion service business

We believe we are one of the pioneers in the insurance technology industry that mainly serving auto insurance carriers. Our major competitors are mainly involved in helping insurance carriers acquire more with clients acquisitions or with insurance carriers’ policy issuance processes, whereas we much more rely on internet technology and online traffic promoting. Our goal is to become the leading business platform serving both insurance brokers and insurance carriers, helping insurance carriers transform their promotion means from traditional offline channels to online channels.

We believe that we have some competitive advantages, which will enable us to maintain and further improve our industry market position in the national market. Our competitive advantages include:

●	Our managers have sharp business judgment, execution power and a keen eye on the future development trend of the industry. We have also cultivated a corporate culture that inspires insurance consumers to appreciate and understand all aspects of insurance products. We believe this culture is the foundation of innovative business models for our industry.

●	We analyze user needs, behaviors, patterns and preferences to develop data-driven personalized content and service ranges. We have an accurate match between the insurance company clients and the insurance buyers and often successfully match the two groups based on each others’ unique needs.

●	We have high standard in our recruitment and aim to build a diverse and multi-talented team that is able to generate up-to-date industry materials in multiple forms, including articles, audios and videos. Meanwhile, we are careful in providing insights about most recent industry policies. Given that regulations over insurance industry in China are strict and intricate, our editorial team also offers detailed policy analysis and apply their professional experience and knowledge in our articles.

Intellectual Property

We have registered a website at http://www.ahgtop.com/en/index.html. In addition, our intellectual property portfolio currently also includes a domain name linked to our digital healthcare platform, https://www.dyihui.com/.

To date, we have not experienced a material misappropriation of our intellectual property. Despite our efforts to protect our proprietary rights, third parties may attempt to use, copy or otherwise obtain and market or distribute our proprietary technology or develop a platform that is similar to our marketplace. We cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology and intellectual property rights. For a description of the risks related to our intellectual property rights, please see “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business and Industry-We may be unable to protect our proprietary intellectual property rights from unauthorized use, such that our brand, reputation and business may be negatively impacted.”

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

The Foreign Investment Law is formulated to further expand opening-up, vigorously promote foreign investment and protect the legitimate rights and interests of foreign investors. According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access shall not be less favorable than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. The Foreign Investment Law does not mention the relevant concept and regulatory regime of VIE structures. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

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

We have adopted a share incentive plan, under which we have the discretion to grant a broad range of equity-based awards to eligible participants. See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.” However, any failure to complete the registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us or otherwise materially adversely affect our business.

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

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

On February 24, 2023, the CSRC, together with the MOF, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions issued by the CSRC and National Administration of State Secrets Protection and National Archives Administration of China in 2009. The revised Provisions were issued under the title the “Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies,” and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding their application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, among other things, (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities, including securities companies, securities service providers, and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities, including securities companies, securities service providers, and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Any failure or perceived failure by our Company or our subsidiaries to comply with the above confidentiality and archives administration requirements under the revised Provisions and other PRC laws and regulations may result in the relevant entities being held legally liable by competent authorities, and referred to the judicial organ to be investigated for criminal liability if suspected of committing a crime.

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

C. Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F:

D. Property, Plant and Equipment

Our headquarters are located in Qingdao. As of the date of the annual report, the Company had two paid leases of offices from unrelated third parties located in Tianjin and one premises we lease from unrelated third party free of charge. We believe our facilities are sufficient for our current needs and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

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

We also advance our presence in online hospital and chain pharmacies segments in China. In November 2024, we completed the acquisition of Tianjin Wangyi Cloud Co., Ltd. and its wholly owned subsidiaries, Tianjin Deyihui Online Hospital Co., Limited and Tianjin Deyihui Clinic Co., Limited (collectively “Deyihui Group”)，strengthening our foothold in internet healthcare. We continue to evaluate potential acquisitions of online hospital(s) in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. Typically, the online hospitals are closely connected with and supported by traditional hospitals and outpatient clinics, and their main sources of revenue are from fees charged to patients for both online and offline consultations and the marketing and sales of a variety of health products including medicine, medical equipment and supplements. Future acquisitions of internet hospitals/clinics will be pursued at judicious timing based on real-time policy and market dynamics, reflecting our disciplined approach to capital allocation and investor accountability.

In addition to our plan to acquire online hospital(s), we believe that traditional independent pharmacies in China currently face serious competition and bottlenecks in sales growth, which is why we also plan to acquire multiple independent pharmacies nationwide throughout China subject to favorable market and regulatory conditions, integrating and operating the pharmacies as a chain using our extensive offline resources and IT solutions. We plan to build a new type of pharmacy operation and management system, as well as digital operation and sales solutions for our pharmacies, thereby enhancing our competitiveness and overcoming the current difficulties in the industry.

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd. Being optimistic about the development prospects and synergies of combination for online and offline medical resources , the Company acquiring the remaining 50% equity interest of Tianjin Wangyi Cloud and its two wholly owned subsidiaries from the minority shareholders and started to conduct marketing promotion services in car insurance industry. The acquisition was closed on December 10, 2024 upon the settlement of consideration. Tianjin Wangyi Cloud Co., Ltd. also engages in the provision of marketing promotion services business through its subsidiaries.

Our net revenues were US$13.2 million, US$2.4 million, and US$14.8 million for the fiscal years ended March 31, 2023, 2024, and 2025, respectively. We had net losses of US$1.2 million, net losses of US$9.5 million and net losses of 94.1 million for the years ended March 31, 2023, 2024, and 2025, respectively.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of commission service from social E-commerce business and interest income from microlending business and other related services for the fiscal years ended March 31, 2023 and 2024 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of income tax, were income of USD 11.8 million, losses of USD 0.4 million and nil for the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

Key Components of Results of Operations

Revenues

Revenues are from the sale of medical devices business. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	2023		2024		2025
		% of		% of		% of
	(US$)	revenues	(US$)	revenues	(US$)	revenues
Revenues
Sale of medical devices revenue	13,186,525	100%	2,416,797	100%	415,020	3%
Marketing promotion service revenue	-	-%	-	-%	14,366,602	97%
Total revenues	13,186,525	100%	2,416,797	100%	14,781,622	100%
Business and sales related taxes	4,964	0.1%	2,459	0.1%	3,824	0.1%
Net Revenues	13,181,561	99.9%	2,414,338	99.9%	14,777,798	99.9%

Sale of medical devices

Since February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in U.S. market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business. Since the end of COVID-19 in the beginning of 2023, the Company ceased the sale of COVID-19 Rapid Antigen test kits in US market.

Since April 2022, through its subsidiary Qingdao Akso, the Company engaged in the sale of medical devices such as defibrillators and anesthesia laryngoscope in market of China. Qingdao Akso purchases those medical devices in quantity and distributes products to medical products dealers and ender-users. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business.

Marketing promotion service

Since April 2024, through its subsidiary Tianjin Wangyi Cloud Technology Co., Ltd, the Company engaged in providing marketing promotion service to insurance broker agencies. By recommendation of potential car insurance purchaser to the insurance broker agencies, the Company earns commissions from those agencies upon the completion of recommendation services. The commission fees are calculated on a fixed amount per car user based on the agreements with different insurance brokers. The marketing promotion services are considered as a single performance obligation, as the Company’s responsibility was only limited to provide the potential car users’ information to insurance broker agencies, regardless of whether those car users finally purchasing car insurance or not.

Cost of goods sold

Cost of revenue mainly consisted of purchase price for medical devices the Company sold such as defibrillators and anesthesia laryngoscope and including service fee incurred for the Company’s marketing promotion service business.

Operating expenses

Operating expenses primarily consist of sales and marketing expenses, general and administrative expenses. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2023	2024	2025
	US$	US$	US$
Operating expenses
Sales and marketing expenses	6,661	168,421	-
General and administrative expenses	15,529,182	8,591,751	3,641,444
Impairment of goodwill and intangible assets	-	-	162,381,380
Total operating expenses	15,535,843	8,760,172	166,022,826

Sales and marketing expenses

Sales and marketing expenses consist primarily of promotion and advertising expenses and other daily expenses which are related to the selling and marketing departments. Advertising expenses are expensed as incurred and were US$6,661, US$168,421 and nil for the year ended March 31, 2023, 2024 and 2025, respectively.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our management, professional service fees, depreciation and amortization expenses, provisions made for uncollected receivables.

Impairment of goodwill and intangible assets

Impairment of goodwill and intangible assets mainly consist of goodwill impairment and intangible assets impairment from acquired Tianjin Wangyi reporting unit. The Company recognized impairment loss for intangible assets of nil, nil and US$121.1 million for the years ended March 31, 2023, 2024 and 2025, respectively. For the years ended March 31, 2023, 2024 and 2025, the amount of goodwill impairment the Company recognized were nil, nil and US$41.4 million.

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

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company does not believe that there was any uncertain tax position at March 31, 2025 and 2024.

	For the Fiscal Years Ended March 31,
	2023	2024	2025
	US$	US$	US$
NET REVENUES	13,181,561	2,414,338	14,777,798
Cost of goods sold	11,912,571	2,292,206	15,059,324
Gross Profit	1,268,990	122,132	(281,526)
OPERATING EXPENSES
Sales and marketing	6,661	168,421	-
General and administrative	15,529,182	8,591,751	3,641,446
Impairment of goodwill and intangible assets	-	-	162,381,380
Total operating expenses	15,535,843	8,760,172	166,022,826
LOSS FROM CONTINUING OPERATIONS	(14,266,853)	(8,638,040)	(166,304,352)
Total other income (loss), net	1,200,364	(453,751)	34,073
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(13,066,489)	(9,091,791)	(166,270,279)
Provision (benefit) for income tax	17,549	24,988	(30,801,146)
NET LOSS FROM CONTINUING OPERATIONS	(13,084,038)	(9,116,779)	(135,469,133)
Net (loss) income from discontinued operations, net of income taxes	11,836,612	(3,884)	-
Loss from disposal of discontinued operations, net of income taxes	-	(395,914)	-
Total (loss) income from discontinued operations	11,836,612	(399,798)	-
NET LOSS	(1,247,426)	(9,516,577)	(135,469,133)

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

The following table sets forth our revenues breakdown for the periods indicated:

	For the Fiscal Years Ended March 31,
	2023	2024	2025
	(US$)	(US$)	(US$)
Revenues(1)
Sale of medical devices	13,186,525	2,416,797	415,020
Marketing promotion services	-	-	14,366,602
Total revenues	13,186,525	2,416,797	14,781,622
Business and sales related taxes	4,964	2,459	3,824
Net Revenues	13,181,561	2,414,338	14,777,798

(1)	Represents amounts net of VAT.

Fiscal Year Ended March 31, 2025 Compared to Fiscal Year Ended March 31, 2024

Net revenues Net revenues generated for the fiscal year ended March 31, 2025 was approximately US$14.8 million, representing an increase of 512.1% from approximately US$2.4 million for the fiscal year ended March 31, 2024.

Sale of medical devices Revenue from medical devices was approximately US$0.4 million, decrease from approximately US$2.4 million for the year ended March 31, 2024, the decrease was primarily due to decrease of market demand in fiscal year 2025.

Marketing promotion service Revenue from marketing promotion service was approximately US$14.4 million, increase from nil for the year ended March 31, 2024, the Company started its marketing promotion service business since April 2024, and the increase was primarily due to the growth of the scale of China’s automobile industry and the increase in demand for automobile insurance

Cost of revenue Cost of revenue for the year ended March 31, 2025 were approximately US$15.1 million, representing a increase of 557.0% from approximately US$2.3 million for the year ended March 31, 2024. The increase of cost was primarily due to the increase of revenue from marketing promotion service business.

Costs of medical devices Costs of revenue for sales of medical devices business was approximately US$0.4 million, which was primarily the purchase price of goods sold. The decrease of costs related to medical devices business was in line with the decrease of revenue from sale of medical devices.

Costs of Marketing promotion service Cost of revenue for marketing promotion service was approximately US$14.7 million, increase from nil for the year ended March 31, 2024. The Company started its marketing promotion service business since April 2024 and the increase of costs was in line with the increase of revenue from marketing promotion service business.

Gross profit Gross profit for the year ended March 31, 2025 was negative US$281,526 compared with positive US$122,132 for the year ended March 31, 2024. The changes was mainly due to negative gross profit of US$289,822 from marketing promotion business.

Gross profit for Sales of medical devices The gross profit from sales of medical devices business was 12,120 for the year ended March 31, 2025, compared with that of US$122,132 in the year ended March 31, 2024. The decrease was mainly due to decrease of revenue from sales of medical devices affecting by decrease of market demand.

Gross profit for Marketing promotion service business The gross profit from marketing promotion service business was negative US$289,822 for the year ended March 31, 2025, compared with that of nil in the year ended March 31, 2024. The Company started the marketing promotion service business in fiscal year 2025, and the negative gross profit was mainly due to low conversion rate as the business still in its early stage.

Gross margin The gross margin was negative 1.9% in the year ended March 31, 2025, compared with positive 5.1% in the year ended March 31, 2024. The changes was mainly due to a negative 2.0% gross margin from marketing promotion business.

Gross margin for Sales of medical devices The gross margin from sales of medical devices business was 2.9% for the year ended March 31, 2025, compared with that of 5.1% in the year ended March 31, 2024. The decrease was mainly due to decrease of revenue with high margin in the year ended March 31, 2025 compared with year ended March 31, 2024.

Gross margin for Marketing promotion service business The gross margin from marketing promotion service business was negative 2.0% for the year ended March 31, 2025, compared with nil in the year ended March 31, 2024. The Company started the marketing promotion service business in fiscal year 2025, and the negative gross margin was mainly due to low conversion rate in its early stage resulting to a negative gross profit.

Operating expenses Total operating costs and expenses for the year ended March 31, 2025 were approximately US$166.0 million, representing an increase of 1,795.2% from approximately US$8.8 million for the year ended March 31, 2024. The increase was primarily due to a decrease of 100% or approximately US$0.2 million in sales and marketing expenses and an increase of 1,823.4% or approximately US$157.4 million in general and administrative expenses.

Sales and marketing expenses Sales and marketing expenses for the year ended March 31, 2025 was nil, representing a decrease of 100.0%, or approximately US$0.2 million from approximately US$0.2 million for the year ended March 31, 2024. The Company did not incur sales and marketing expense in fiscal year 2025.

General and administrative expenses General and administrative expenses for the year ended March 31, 2025 was approximately US$3.6 million, a decrease of 57.6%, or US$5.0 million, from approximately US$8.6 million for the year ended March 31, 2024. The decrease was primarily attributable to i) an increase of approximately US$2.1 million amortization, and ii) offsetting by a decrease of approximately US$7.5 million in provision for doubtful account.

Impairment of goodwill and intangible assets Impairment of goodwill and intangible assets increased by US$162.4 million in the year ended March 31, 2025, compared with nil for the year ended March 31, 2024. The increase was mainly due to i) an increase of US$41.4 million from goodwill impairment and ii) an increase of US$121.1 million from intangible assets impairment. All the impairment loss was related to the acquisition of Tianjin Wangyi during the year ended March 31, 2025.

●	Impairment on acquired patents

To expand its healthcare service business, the Company acquired Tianjin Wangyi Cloud Technology Co., Ltd and its wholly owned subsidiaries (“Tianjin Wangyi” or the “acquiree”) in the fiscal year ended March 31, 2025. Tianjin Wangyi was engaged in online hospital and clinic pharmacies in China. On April 15, 2024, the Company obtained 50% equity interest of the acquiree at the consideration of US$75,000,000. Being optimistic about the development prospects and synergies of combination for online and offline medical resources, the Company acquired the remaining 50% equity of Tianjin Wangyi at the consideration of US$75,000,000. The acquisition was closed on December 10, 2024 upon the settlement of the consideration. With the completion of the acquisition, the Company acquired intangible assets amounting to US$130,654,031 in connection with the business combination, of which the value of patents and Internet Hospital License (the “License”) amounting to US$120,748,253 and US$9,905,778, respectively. The value of intangible assets was measured at fair value by the using of discounted cashflow method upon acquisition.

Subsequent to the acquisition, the Company started its preparation for transforming patents into medical products and the achievement of its commercialization. In the process of reassessing the acquisition due diligence and acquiree’s information, the Company determined that sufficient indicators of potential impairment existed to require an impairment analysis for the patents acquired. The indicators included i) Post-acquisition emerging policy tightening signals introduced material uncertainty into the patent commercialization landscape, impacting the initial valuation assumptions based on prevailing market conditions and industry projections at acquisition time; ii) lower than expected revenue and profitability levels over a sustained period of time; and iii) downward revisions to management’s short-term and long-term forecast for the patent related business to be indicators of impairment for the Tianjin Wangyi’s long-lived assets. Based on the results of the recoverability test, the Company determined that the carrying value of the Tianjin Wangyi’s asset group exceeded its undiscounted cash flows and was therefore not recoverable. The Company then compared the fair value of the asset group to its carrying value and determined the impairment loss. The impairment loss was allocated to the carrying values of the long-lived assets but not below their fair values. The Company estimated the fair value of the purchased intangible assets, primarily patents, under an income approach. Based on the analysis, the Company recorded an impairment charge of US$121.1 million on purchased intangible assets, which represented a fully impairment on the purchased patents as of March 31, 2025.

●	Impairment on goodwill

The Company initiated its annual goodwill impairment analysis on annual basis as of March 31, 2025 and concluded that fair value was below carrying value for the Tianjin Wangyi reporting unit. The fair value of the Tianjin Wangyi reporting unit was based on the income approach.

The decline in the estimated fair value of the Tianjin Wangyi reporting unit results from lower projected revenue growth rates and profitability levels. The lower projected operating results were mainly the result of full impairment of patents mentioned above, market trends and expected deal synergies and other expectations about the anticipated short-term and long-term operating results of the healthcare business. These assumptions incorporate the Company’s analysis of what it believes were accounting improprieties, incomplete disclosures and misrepresentations at Tianjin Wangyi that occurred prior to the Tianjin Wangyi acquisition with respect to Tianjin Wangyi’s pre-acquisition business and related operating results. Based on the results of the recoverability test, the Company determined that the carrying value of the Tianjin Wangyi asset group exceeded its undiscounted cash flows and was therefore not recoverable. The Company then compared the fair value of the asset group to its carrying value and determined the impairment loss. And as a result, the Company recorded a goodwill impairment charge of approximately US$41.4 million for the year ended March 31, 2025.

Total other income (expense) Our total other income, net was US$34,073 for the fiscal year ended March 31, 2025, compared with total other expense, net of US$0.5 million in the fiscal year ended March 31, 2024, the changes was primarily attributable to a decrease of approximately US$0.2 million from interest income and a decrease of approximately US$0.6 million from exchange loss.

(Benefit) provision for income tax The income tax benefit was approximately US$30.8 million in the fiscal year ended March 31, 2025, compared to income tax expense of approximately US$ 24,988 for the fiscal year ended March 31, 2024. The income tax benefit generated from intangible assets recognized in the business acquisition.

Net loss from continuing operations Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2025, was approximately US$135.5 million, compared to US$9.1 million in the same prior period of fiscal year 2024. Net loss from continuing operations was mainly resulted from general and administrative expenses.

Net income from discontinued operations, net of income taxes Net income from discontinued operations, net of income taxes, for fiscal year ended March 31, 2025, was nil, compared to approximately US$0.4 million in the prior period. The Company completed the disposal of social E-commerce business in the fiscal year 2024.

Net loss As a result of the above factors, we had net loss of US$135.5 million for the fiscal year ended March 31, 2025, compared to net loss of US$9.5 million for the fiscal year ended March 31, 2024.

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

Changes in Financial Position

As of March 31, 2025, our cash and cash equivalents were US$176.2 million, representing an increase of US$91.1 million from US$85.2 million as of March 31, 2024, mainly due to an increase in cash used in investing activities and cash provided by financing activities. For the fiscal year ended March 31, 2025, our net cash used in investing activities was US$105.9 million, compared to net cash of US$54.7 used in investing activities for the year ended March 31, 2024; and net cash provided by financing activities was US$195.9 million for the year ended March 31, 2025, compared to net cash of US$131.7 million provided by financing activities for the year ended March 31, 2024. The fund from financing activities for the years ended March 31, 2025 and 2024 primarily attributable to the funds from private placements.

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

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) disclosure of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on April 1, 2024, and it did not have any material impact on the Company’s consolidated financial statements.

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Management does not expect material impact on its accounting or reporting when implemented.

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

June 2024 Private Placement

On June 27, 2024, the Company entered into a certain securities purchase agreement (the “June SPA”) with certain “non-U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 220,000,050 units at a price of US$0.2844 per unit, each unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and three warrants to purchase one Share each with an initial exercise price of US$0.3555, for an aggregate purchase price of approximately US$62.6 million (the “June Offering”). On July 2, 2024, the June Offering was consummated when all the closing conditions of the June SPA were satisfied. The net proceeds of approximately US$62.6 million from the June Offering will be used by the Company for working capital and general corporate purposes.

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

October 2024 Private Placement

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA.

B. Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, the loans from third parties and shareholder, and proceeds from private placement and short term loan from related party. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2023, 2024 and 2025, we had US$7.9 million, US$85.2 million, and US$176.2 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2023, 2024 and 2025, our working capital (excluding the amount due from related parties) amounted to US$8.8 million, US$138.4 million, and US$182.3 million, respectively. We believe that our current cash, cash flows provided by operating activities and net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

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

C. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2-Summary of Significant Accounting Policies” of our consolidated financial statements included elsewhere in this annual report. You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Yilin (Linda) Wang	39	Chairwoman and Chief Executive Officer
Zhongliang Xie	54	Chief Financial Officer
Wenjuan (Vivian) Liu	39	Director
Non-Executive Directors:
Stephen P. Brown	66	Independent director
Zhe Liu	41	Independent director
Gerald (Jerry) T. Neal	74	Independent director

Executive Officers

Ms. Yilin (Linda) Wang, aged 39, has served as our chief executive officer since October 2021. From September 2021 to October 2021, Ms Wang served as the Co-CEO of the Company. Ms Wang has extensive years of experience in corporate management. She is an information technology expert and has rich professional experience in medical health, health management and medical technology-related businesses. Ms. Wang has been the founder and CEO of Shijiazhuang Weigou Information Technology Co., Ltd., since November 2010. Ms. Wang obtained her bachelor’s degree in management from the Hebei University of Science & Technology, China, and a master’s degree in science and engineering management from the Hebei Dizhi University, China.

Mr. Zhongliang Xie, aged 54, has served as our chief financial·officer·since Aprill 2025. He has served as the General Manager of Zhongxingcai Guanghua Certified Public Accountants Shaanxi Branch since 2019. He previously served as the General Manager of Beijing Xinghua Certified Public Accountants Xi’an Branch from 2008 to 2018, and as the Finance Manager of Zhongyi Far East Import & Export Co., Ltd. from 2005 to 2008. Mr. Xie has also been the signing CPA and lead audit partner for several bond issuance and annual report projects in China. In addition, he has served as the lead audit partner for the listing and annual reports of numerous companies listed on the National Equities Exchange and Quotations (NEEQ) of China. Mr. Xie is a Chinese Certified Public Accountant (CPA), Certified Asset Appraiser, Chinese Certified Cost Engineer, and a fellow of the International Association of Accountants (FAIA).

Ms. Wenjuan (Vivian) Liu, aged 39, was appointed as our director on July 14, 2021. Ms. Liu has served as the Chief Executive Officer of Hebei Chuangjie Technology Co., Ltd. since August 2018. From May 2015 to July 2018, Ms. Liu served as the Key Client Manager of Hebei Branch of Guosen Co., Ltd. Ms. Liu has extensive experience in financial investments, capital market operations and enterprise management. Ms. Liu obtained her bachelor’s degree in marketing from the Department of Economics and Management at Nankai University of China.

Non-executive Directors

Mr. Stephen P. Brown, aged 66 Mr. Stephen P. Brown has served as our independent director since April 11, 2022. Mr. Brown, has served as the chief financial officer of SolarMax Technology, Inc. since May 2017. From 2013 until April 2017, he was chief financial officer of STAAR Surgical Company. Mr. Brown was vice president, global finance of Bausch & Lomb from 2008 until 2013 and chief financial officer of Hoya Surgical Optics from 2007 to 2008. He served in various capacities over a 13-year period with Johnson & Johnson including chief financial officer of the Advanced Sterilization Products division. Mr. Brown holds a Master of Business Administration degree from University of California, Los Angeles Anderson School of Management, and earned a Bachelor’s degree from California State University, Fullerton.

Mr. Zhe Liu, aged 41, has served as our independent director since October 12, 2022. In 2012, Mr. Liu founded Shijiazhuang Zizhe Import and Export Trading Co., Ltd and served as CEO since January 2012. From June 2011 to January 2012, he served as deputy manager at Shijiazhuang Branch of Beijing Aohongxuan Wine Co., Ltd. From August 2009 to June 2011, he served as sales director at Henan Region of Shijiazhuang Shengdian Pharmaceutical Co., Ltd. Mr. Liu earned his bachelor’s degree in marking and business English from University of Portsmouth in 2007.

Mr. Gerald (Jerry) T. Neal, aged 74, Mr. Gerald (Jerry) T. Neal has served as our independent director since June 7, 2022. Mr. Neal, has served as president of EightyEight Commodities Co since May 2011. From August 2005 to April 2011, he was vice president of Guangyi Group Inc. From August 1973 to August 2005, Mr. Neal served in various positions including personnel manager, safety & environmental manager, operations manager and worldwide sales manager at E.I. Dupont de Nemours Inc. Mr. Neal earned a Bachelor’s degree from University of Georgia in 1973.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

B. Compensation

For the fiscal year ended March 31, 2025, we paid an aggregate of approximately US$ 216,000 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “Item 7. Major Shareholders and Related Party Transactions-B. Compensation-Share Incentive Plan.”

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

Granted Options and Restricted Share Units As of March 31, 2025, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units were nil and nil, respectively. For the fiscal year ended March 31, 2025, nil of the options granted had been vested, and nil of the restricted share units granted had been vested. As of March 31, 2025, none of the options granted had been exercised, and none of the restricted share units granted had vested.

The following table summarizes, as of March 31, 2025, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
	Ordinary Shares	Exercise
	Underlying	Price	Date of	Date of
Name	Options	(US$/Share)	Grant	Expiration
Yilin (Linda) Wang	-	-	-	-
Wenjuan (Vivian) Liu	-	-	-	-
Rui (Kerrie) Zhang	-	-	-	-
Stephen P. Brown	-	-	-	-
Zhe Liu	-	-	-	-
Gerald (Jerry) T. Neal	-	-	-	-

The following table summarizes, as of March 31, 2025 the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
Ordinary Shares
Underlying
	Restricted Share	Date of	Date of
Name	Units	Grant	Expiration
Yilin (Linda) Wang	-	-	-
Wenjuan (Vivian) Liu	-	-	-
Rui (Kerrie) Zhang	*	June 21, 2021	June 21, 2031
Stephen P. Brown	-	-	-
Zhe Liu	-	-	-
Gerald (Jerry) T. Neal	-	-	-

*	Upon vesting of all restricted share units, would beneficially own less than 1% of our total outstanding ordinary shares.

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

D. Employees

We had 12, 9 and 27 full-time employees as of March 31, 2023, 2024 and 2025, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

We enter into standard labor contracts with our employees. We also enter into standard confidentiality and non-compete agreements with our executive officers. See “Item 7. Major Shareholders and Related Party Transactions-B. Compensation-Employment Agreements and Confidentiality Agreements.”

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholder” and “-B. Compensation-Share Incentive Plan.”

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

The calculations in the table below assume there are 1,655,583,530 ordinary shares (including 1,647,602,730 Class A ordinary shares and 7,980,800 Class B ordinary shares) outstanding as of the date of this annual report.

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

Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis (2)	% of aggregate voting power(3)
Directors and Executive Officers (1):
Yilin (Linda) Wang (4)	-	-	-	-	-
Stephen P. Brown (5)	-	-	-	-	-
Zhe Liu (6)	-	-	-	-	-
Gerald (Jerry) T. Neal (7)	-	-	-	-	-
Rui (Kerrie) Zhang	*	-	-	-	-
Wenjuan (Vivian) Liu	-	-	-	-	-
All directors and executive officers as a group	*	-	-	-	-
Principal Shareholders:
Webao Limited (8)	-	7,980,800	7,980,800	0.5	8.8

Notes:

*	Less than 1% of our total outstanding ordinary shares.

(1)	Except for Mr. Stephen P. Brown and Mr. Gerald (Jerry) T. Neal, the business address of our directors and executive officers is Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road Chaoyang District, Beijing 100020, People’s Republic of China.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 1,655,583,530 ordinary shares (including 1,647,602,730 Class A ordinary shares and 7,980,800 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after as of the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(3)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of the date of this annual report with respect to all of our outstanding Class A and Class B ordinary shares as one class as of the date of this annual report. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares.”

(4)	Ms. Yilin (Linda) Wang does not hold any ordinary share in our company.

(5)	The business address of Mr. Stephen P. Brown is 9 Bent Oak Coto de Caza, CA 92679.

(6)	The business address of Mr. Zhe Liu is 101, Unit 2, Building 3, Block C, No. 35, Beicheng Road, Xinhua District, Shijiazhuang, Hebei Province, People’s Republic of China.

(7)	The business address of Mr. Gerald (Jerry) T. Neal is 3085 Middlecott Lane Florence, SC 29506.

(8)	Represents 7,980,800 Class B ordinary shares held by Webao Limited. The registered office address of Webao Limited is 12 / F, Santai building, 137-139 Connaught Road Central, Hong Kong.

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

B. Related Party Transactions

Contractual Arrangements and Corporate Structure

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC. As used in this annual report, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Akso Health” refer to Akso Health Group, a company organized in the Cayman Islands; and the “VIE” refers respectively to our former variable interest entity and its subsidiaries, Wusu Hexin Yongheng Trading Co., Ltd , Hexin Digital Technology Co., Ltd. and Beijing Hexin Jiuding Technology Co., Ltd.

The Diagram below shows our corporate structure as of the date of March 31, 2023, including the WFOEs, our former VIE and its subsidiaries. At the time, the Company conducted operations in China primarily through WFOEs and its subsidiaries in China, including the former VIE. As a result, the Company did not conduct any business on its own. The VIE structure was used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies.

As of May 2023, the Company disposed its social E-commerce business. The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F.

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. In August 2022, the loan was extended one year to August 27, 2023. In August 2023, the loan was extended one more year to August 27,2024. In August 2024, the loan was extended one more year to August 26, 2025. As of March 31, 2025, the balance of amount due to related parties was US$2.0 million.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Employment Agreements and Confidentiality Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Share Incentive Plan.”

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

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business” and “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.”

If we pay any dividends, we will pay such dividends on the shares represented by ADSs to the depositary, and the depositary will pay such dividends to our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities other than Equity Securities-D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

B. Plan of Distribution

Not applicable.

C. Markets

See “Item 9. The Offer and Listing-A. Offering and Listing Details.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees-C. Board Practices-Committees of the Board of Directors” and “Item 6. Directors, Senior Management and Employees-C. Board Practices-Terms of Directors and Officers.”

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

October 2024 Private Placement

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”). The net proceeds to the Company from such Offering shall be used by the Company for the expansion and development of its new healthcare services business.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

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

The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA.

The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

D. Exchange Controls

There is no exchange control legislation under Cayman Islands law, and accordingly, there are no exchange control regulations imposed under Cayman Islands law. See also “Item 4. Information on the Company-B. Business Overview-Regulation- Regulations Relating to Foreign Exchange -Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Exchange-Regulation on Foreign Currency Exchange” and “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations on Dividend Distribution.”

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

Except as described in “-PFIC Rules” below, this discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, for any taxable year.

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

In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, you may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares, as described under “Taxation-People’s Republic of China Taxation.” If we are deemed to be a PRC tax resident enterprise, we may, however, be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by our ADSs, may be eligible for the reduced rates of taxation applicable to qualified dividend income, as discussed above.

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

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you generally will recognize capital gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference, if any, between the amount realized upon the disposition and your adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term capital gain or loss if you have held the ADSs or ordinary shares for more than one year, and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations. In the event that we are deemed to be a PRC tax resident enterprise under PRC tax law, gain from the disposition of the ADSs or ordinary shares may be subject to tax in the PRC, as described under “Taxation-People’s Republic of China Taxation.” If we are treated as a PRC resident enterprise and PRC tax were imposed on any gain from your disposition of the ADSs or ordinary shares, you would be able to elect to treat the gain as PRC source income for foreign tax credit purposes if you are eligible for the benefits of the Treaty. You are urged to consult your tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

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

Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2025 and we do not anticipate becoming a PFIC for our taxable year ending March 31, 2026. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2026 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs (described above in “-Dividends”) would apply to distributions by us (except that the preferential rates for qualified dividend income would not apply).

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange translation loss of US$2.2 million for the fiscal year ended March 31, 2023, a foreign exchange loss of US$0.2 million for the fiscal year ended March 31, 2024, and a foreign exchange translation gain of US$ 0.3 million for the fiscal year ended March 31, 2025. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In fiscal year 2023, the value of RMB appreciated by approximately 8.3% against U.S. dollar. In fiscal year 2024, the value of RMB depreciated by approximately 5.1% against U.S. dollar. In fiscal year 2025, the value of RMB depreciated by approximately 0.5% against U.S dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in the People’s Republic of China-Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.”

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

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

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

(a) Disclosure Controls and Procedures.

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of March 31, 2025, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2025, our disclosure controls and procedures were ineffective. Please refer to the ICFR report material weakness..

(b) Management’s annual report on internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2025. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of March 31, 2025, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

●	The Company has inadequate documentation on internal control over financial reporting;

●	The Company has ineffective design and operation of controls, which include management review controls, over the assessment for business combination;

●	The Company has ineffective design and operating of controls over certain information technology general controls (“ITGC’s”), particularly such controls related to change management and ineffective data integrity controls, which limited management’s ability to rely on technology-dependent controls relevant to the Company’s consolidated financial statements. As a result, information technology-dependent manual and automated controls that rely on the affected ITGC’s, or information from the information technology systems with affected ITGC’s, were also ineffective;

●	The Company has inadequate segregation of duties. Due to the relatively small scale of operations and the early-stage nature of its new business initiatives, certain personnel are assigned multiple responsibilities across functions, including accounting, business development and operations. Additionally, several officers and employees of the holding company also serve concurrently in positions at the Company’s subsidiaries;

●	The Company’s financial management function requires improvement in various aspects, including but not limited to: a) The Company’s supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) The Company lacks of a comprehensive and effective internal audit system, and c) The Company does not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to the current financial personnel.

Management’s Planned Remediation Activities

In order to address the above material weaknesses, our management plans to take the following steps:

●	Conduct a gap assessment to identify missing or poorly documented controls;

●	Develop/update control narratives, flowcharts, and risk-control matrices (RCMs);

●	Train employees on control documentation requirements;

●	Recruiting sufficient qualified professionals with appropriate levels of knowledge of U.S. GAAP and experience to assist in reviewing and resolving accounting issues in routine or complex transactions;

●	Engaged an outside professional consulting firm to provide periodic training on U.S. GAAP and SEC reporting and compliance to finance staff to improve our internal control over financial reporting;

●	Strengthen pre-acquisition Due Diligence & valuation controls; and enhance management review controls over Purchase Price Allocation;

●	Improve post-acquisition monitoring & impairment testing;

●	Strengthen ITGCs, including implement formal change management processes and enhance data validation controls;

●	Implement continuous monitoring tools for changes and data integrity and train IT and finance teams on control requirements.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in time, or at all. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations.

Attestation Report of the Independent Registered Public Accounting Firm

We did not include an attestation report of the Company’s registered public accounting firm due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, are not required to provide the auditor attestation report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year ended March 31,
	2025	2024
Audit fees (1)	$228,000	$220,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	$228,000	$220,000

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements. “Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs as of the date of this report.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
December 10, 2019 to December 31, 2019	-	-	-	US$21.01 million
January 2020	-	-	-	US$21.01 million
February 2020	-	-	-	US$21.01 million
March 2020	-	-	-	US$21.01 million
April 2020	-	-	-	US$21.01 million
May 2020	-	-	-	US$21.01 million
June 2020	-	-	-	US$21.01 million
From July 1, 2020 to June 30, 2023	-	-	-	US$21.01 million

(1)	Each of our ADSs represents three ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Note applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on NASDAQ, we are subject to the NASDAQ corporate governance listing standards. However, NASDAQ rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NASDAQ corporate governance listing standards. Currently, pursuant to the home country rule exemption set forth under NASDAQ Listing Rule 5615, we have elected to be exempt from the requirement under NASDAQ Listing Rule 5635 to obtain shareholder approval of a business combination and to obtain shareholder approval for the issuance of 20% or more of our outstanding ordinary shares, which are not required under the Companies Act of the Cayman Islands. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our ADSs-We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable

ITEM 16J. INSIDER TRADING POLICY

We have adopted our insider trading policy to provide guidance on the purchases, sales and other dispositions of our securities by our directors, officers, employees and other covered persons in compliance with insider trading laws, rules and regulations and the listing standards of Nasdaq. The insider trading policy is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2025, 2024 and 2023, and selected balance sheet information as of March 31, 2025, 2024 and 2023 showing financial information for the parent company Akso Health Group, the WFOE (as defined below) and WFOE’s subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 83. See also VIE and consolidated financial information in Note 3 of our financial statements.

For the purposes of this section:

●	“Parent company” refers to Akso Health Group;

●	“WFOE” refers to Beijing Hexin Yongheng Technology Development Co., Ltd., Tianjin Haohongyuan Technology Co., Ltd. and Qindao Akso Health Management Co., Limited, Tianjin Akso Enterprise Management Co., Ltd

●	“VIE” refers to Wusu Hexin Yongheng Trading Co., Ltd, Hexin Digital Technology Co., Ltd., Beijing Hexin Jiuding Technology Co., Ltd.

●	“Other subsidiaries” refers to HX Asia Investment Limited, HX China Investment Limited, We Health Limited, We Healthy Limited ,Akso Online MediTech Co., Ltd, Akso Medical Cloud Limited and Akso Medi-care Limited

Selected Condensed Consolidation Schedule of Balance Sheet

	As of March 31, 2025
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	2,279	176,131,613	95,982	-	-	176,229,874
Intercompany receivables (1)	217,776,416	-	-	-	(217,776,416)	-
Total current assets	217,778,695	176,131,613	19,991,000	-	(217,776,416)	196,124,892
Total non-current assets	-	-	18,828,433	-	-	18,828,433
Total Assets	217,778,695	176,131,613	38,819,433	-	(217,776,416)	214,953,325
Intercompany payables (1)	-	182,200,262	160,420,715	-	(342,620,977)	-
Total current liabilities	3,508,226	182,295,812	170,629,846	-	(342,620,977)	13,812,907
Total non-current liabilities	-	-	1,989,282	-	-	1,989,282
Total Liabilities	3,508,226	182,295,812	172,619,128	-	(342,620,977)	15,802,189
Total Shareholders’ Equity	214,270,469	(6,196,190)	(133,799,695)	-	124,844,561	199,119,145
Non-controlling interests	-	31,991	-	-	-	31,991
Total Liabilities and Equity	217,778,695	176,131,613	38,819,433	-	(217,776,416)	214,953,325

	As of March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	2,279	74,791,108	10,530,935	880,073	(1,030,378)	85,174,017
Intercompany receivables (1)	141,456,064	-	-	20,383,406	(161,839,470)	-
Total current assets	141,458,343	75,194,606	73,158,083	25,636,634	(173,429,549)	142,018,117
Total Assets	141,458,343	85,195,260	73,158,419	25,661,413	(183,455,318)	142,018,117
Intercompany payables (1)	-	121,749,699	60,538,415	-	(182,288,114)	-
Total Liabilities	3,090,959	122,266,987	67,354,488	17,647	(189,136,158)	3,593,923
Total Shareholders’ Equity	138,367,384	(37,128,537)	5,803,931	25,643,766	5,680,840	138,367,384
Non-controlling interests	-	56,810	-	-	-	56,810
Total Liabilities and Equity	141,458,343	85,195,260	73,158,419	25,661,413	(183,455,318)	142,018,117

	As of March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	4,472	43,321	8,466,219	678,691	(1,268,235)	7,924,468
Intercompany receivables (1)	11,303,978	-	-	26,206,288	(37,510,266)	-
Total current assets	11,314,245	7,658,371	12,030,076	26,938,820	(37,481,213)	20,460,299
Total Assets	11,314,245	17,659,025	12,030,429	26,967,518	(47,510,918)	20,460,299
Intercompany payables (1)	-	39,340,009	4,915,930	-	(44,255,939)	-
Total Liabilities	2,588,941	47,468,686	5,798,567	19,806	(44,255,217)	11,620,783
Total Shareholders’ Equity	8,725,304	(29,923,873)	6,231,862	26,947,712	(3,255,701)	8,725,304
Non-controlling interests	-	114,212	-	-	-	114,212
Total Liabilities and Equity	11,314,245	17,659,025	12,030,429	26,967,518	(47,510,918)	20,460,299

(1)	Elimination of intercompany balances among parent company, other subsidiaries, WOFE and VIEs and their subsidiaries that we consolidate and reclassification of retroactive adjustment for discontinued operations.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended March 31, 2025
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	415,020	14,366,602	-	-	14,781,622
Total costs and expenses	1,288,585	311,957	179,485,432	-	-	181,085,974
Loss from subsidiaries	92,813,867	-	-	-	(92,813,867)	-
Total other expenses (income), net	-	6,346	(40,419)	-	-	(34,073)
(Loss) income from continuing operations before income tax expenses	(94,102,452)	96,717	(165,078,411)	-	92,813,867	(166,270,279)
Less: income tax expense (benefit)	-	-	(30,801,146)	-	-	(30,801,146)
Net (loss) income from continuing operations	(94,102,452)	96,717	(134,277,265)	-	92,813,867	(135,469,133)
Total gain (loss) from discontinued operations	-	-	-	-	-	-
Net (loss) income	(94,102,452)	96,717	(134,277,265)	-	92,813,867	(135,469,133)

	For the year ended March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	-	2,414,338	694	(694)	2,414,338
Total costs and expenses (benefits)	2,122,139	7,391,678	2,532,589	(11,798)	(982,230)	11,052,378
Loss from subsidiaries and VIEs	7,394,438	-	-	-	(7,394,438)	-
Total other income, net	-	128,983	18,809	5	(601,548)	(453,751)
(Loss) income from continuing operations before income tax expenses	(9,116,779)	(7,262,066)	(99,443)	12,497	7,374,000	(9,091,791)
Less: income tax expense	-	-	24,988	-	-	24,988
Net (loss) income from continuing operations	(9,116,779)	(7,262,066)	(124,431)	12,497	7,374,000	(9,116,779)
Total gain (loss) from discontinued operations	-	-	-	-	(399,798)	(399,798)
Net (loss) income	(9,116,779)	(7,262,066)	(124,431)	12,497	6,974,202	(9,516,577)

	For the year ended March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	9,181,274	4,000,288	24,995	(24,996)	13,181,561
Total costs and expenses	160,427	17,414,712	10,570,774	376,019	(1,073,518)	27,448,414
Loss from subsidiaries and VIEs	1,086,999	-	-		(1,086,999)	-
Total other income, net	-	14,049,229	34,051	2,218	(12,885,134)	1,200,364
(Loss) income from continuing operations before income tax expenses	(1,247,426)	5,815,791	(6,536,435)	(348,806)	(10,749,613)	(13,066,489)
Less: income tax expense	-	50	17,499	-	-	17,549
Net (loss) income from continuing operations	(1,247,426)	5,815,741	(6,553,934)	(348,806)	(10,749,613)	(13,084,038)
Total gain (loss) from discontinued operations	-	-	-	-	11,836,612	11,836,612
Net (loss) income	(1,247,426)	5,815,741	(6,553,934)	(348,806)	1,086,999	(1,247,426)

(2)	Reclassification of retroactive adjustment for discontinued operations

Selected Condensed Consolidation Schedule of Cash Flows

	For the year ended March 31, 2025
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash (used in) provided by operating activities	(871,318)	(96,717)	2,145,198	-	-	1,177,163
Net cash (used in) provided by investing activities	-	-	(105,912,692)	-	-	(105,912,692)
Net cash provided by (used in) financing activities	871,318	101,262,706	93,750,000	-	-	195,884,024
Intercompany receive	-	-	-	-	101,214,128	101,214,128
Intercompany payment	-	-	-	-	(101,214,128)	101,214,128

	For the year ended March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(1,614,326)	260,838	2,692,231	12,497	-	1,351,240
Net cash provided by (used in) investing activities	-	1,528,918	(56,250,000)	-	-	(54,721,082)
Net cash provided by (used in) financing activities	1,612,133	74,230,195	55,622,485	188,884	-	131,653,697
Intercompany receive	-	-	-	-	138,042,067	-
Intercompany payment	-	-	-	-	(138,042,067)	-

	For the year ended March 31, 2023
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	427,843	(518,186)	(2,603,024)	(559,973)	-	(3,253,340)
Net cash provided by (used in) investing activities	-	20,000,000	(1,528,918)	-	-	18,471,082
Net cash provided (used in) financing activities	(427,857)	(27,513,848)	1,584,805	(1,156,948)	-	(27,513,848)
Intercompany receive	-	-	-	-	427,857	-
Intercompany payment	-	-	-	-	(427,857)	-

The consolidated financial statements of Akso Health Group, its subsidiaries and its consolidated former variable interest entities are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

1.2	Amended and Restated Memorandum and Articles of Association of the Registrant effective on May 7, 2024

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3	Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, dated as of November 2, 2017 (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.4	Form of Amendment No. 1 to the Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, and Form of American Depositary Receipt (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.5	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the SEC on August 14, 2020)

4.1	Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2	Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3	Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4	Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.5	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.6	Share Purchase Agreement by and among Umbrella Capital Investment Co., Ltd, HX Asia Investment Limited, a British Virgin Islands company, HX China Investment Limited, Hexindai Hong Kong Limited, and Akso Health Group (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on May 25, 2023).

4.7	Unofficial English translation of the form of the securities purchase agreements, by and between Tianjin Akso Enterprise Management Co., Ltd. and each of the shareholders of Tianjin Wangyi Cloud Co., Ltd.

4.8	Form of Share Purchase Agreement, dated October 2, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on October 2, 2023)

4.9	Form of Warrant, dated October 2, 2023 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on October 2, 2023)

4.10	Form of Share Purchase Agreement, dated November 16, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on November 17, 2023)

4.11	Form of Warrant, dated November 16, 2023 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on November 17, 2023)

4.12	Form of Share Purchase Agreement, dated January 17, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on January 22, 2024)

4.13	Form of Warrant, dated January 17, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on January 22, 2024)

4.14	Form of Share Purchase Agreement, dated March 5, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on March 8, 2024)

4.15	Form of Warrant, dated March 5, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on March 8, 2024)

4.16*	Form of Share Purchase Agreement, dated June 27, 2024

4.17*	Form of Warrant, dated June 27, 2024

4.18	Form of Share Purchase Agreement, dated October 24, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on November 8, 2024)

4.19	Form of Warrant, dated October 24, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on November 8, 2024)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Onestop Assurance PAC, an independent registered public accounting firm

15.2*	Consent of Hebei Changjun Law Firm

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akso Health Group

By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chairwoman and Chief Executive Officer

Date: August 14, 2025

AKSO HEALTH GROUP AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Akso Health Group and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Akso Health Group and subsidiaries (collectively, the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial positions of the Company as of March 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 14, 2025 expressed an adverse opinion on the Company’s internal control over financial reporting.

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a net loss of approximately $135.5 million from operations for the year ended March 31, 2025 and approximately $9.5 million for the year ended March 31, 2024. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Description of Critical Audit Matter – Business Combination and Valuation of Intangible Assets

As disclosed in Notes 3 and 12 to the consolidated financial statements, on December 10, 2024, the Company completed the 100% acquisition of Tianjin Wangyi Cloud Technology Co., Ltd. (“Tianjin Wangyi Cloud”) for total consideration of approximately $150 million. Of the acquired intangible assets, $120.7 million of patents and $9.9 million of internet hospital license were recorded. The valuation methods used to determine the estimated fair value of these intangible assets included the income approach for patents and market approach for internet hospital license. Several significant assumptions and estimates were involved in the application of these valuation methods, including forecasted revenues, gross margins, and discount rates.

The principal considerations for our determination that performing procedures relating to the intangible assets acquired in the acquisition of Tianjin Wangyi Cloud is a critical audit matter are (i) the significant judgment used by management when developing the fair value estimate of the intangible assets acquired, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to the forecasted revenues, gross margins, and discount rates. for intangible assets acquired, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (i) obtaining an understanding of the design and implementation of controls relating to the acquisition accounting, including controls over management’s valuation of the intangible assets acquired, (ii) reading the purchase agreement, (iii) testing management’s process for developing the fair value estimate of the patent and license, (iv) evaluating the appropriateness of the valuation methods used by management, (v) testing the completeness and accuracy of the underlying data used in the valuation methods, and (vi) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues, gross margins, and discount rate for intangible assets acquired.

Description of Critical Audit Matter –Impairment on acquired Intangible Assets and Goodwill

As described in Notes 3, 11, and 12 to the consolidated financial statements, subsequent to the acquisition, the Company started its preparation for transforming patents into medical products and the achievement of its commercialization. Management reviews indicators of potential impairment existed to require an impairment analysis for the patents acquired and based on the results of the recoverability test, the Company recorded an impairment charge of $121.1 million on patents, which represented a fully impairment on the patents as of March 31, 2025. Management also reviews the carrying amounts of goodwill annually at the reporting unit level, or when indications of impairment exist, to determine if goodwill may be impaired. Goodwill is tested for impairment annually in the fourth quarter of the Company’s fiscal year. The Company estimates the fair value of its reporting units using a discounted cash flows approach. As disclosed by management, the Company recognized $52.1 goodwill and $41.4 million of impairment during the year ended May 31, 2025.

We identified the Patent and Goodwill Impairment Assessment as a critical audit matter. primarily because of the significant estimates involved in management’s impairment analysis, as these estimates resulted in audit procedures involving a high degree of auditor judgment and subjectivity and challenges in obtaining and evaluating audit evidence.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (i) gaining an understanding of the Company’s controls over the review of impairment indicator analysis, including management’s assessments of significant judgments and assumptions, (ii)evaluating the reasonableness of management’s estimated future cash flows used in the impairment analysis by benchmarking significant assumptions utilized in the undiscounted cash flow analysis against market research and/or market data, (iii) assessing the appropriateness and relative weighting of the income approach and evaluating the reasonableness of the discount rate used in the income approach.

/s/ Onestop Assurance PAC
We have served as the Company’s auditor since 2022.
PCAOB# 6732 Singapore
August 14, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Akso Health Group and subsidiaries

Adverse Opinion on Internal Control over Financial Reporting

We have audited the Akso Health Group and subsidiaries (the “Company’s”) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in “Management’s Annual Report on Internal Control Over Financial Reporting”:

●	The Company has inadequate documentation on internal control over financial reporting;
●	The Company has ineffective design and operation of controls, which include management review controls, over the assessment for business combination;
●

The Company has ineffective design and operating of controls over certain information technology general controls (“ITGC’s”), particularly such controls related to change management and ineffective data integrity controls, which limited management’s ability to rely on technology-dependent controls relevant to the Company’s consolidated financial statements. As a result, information technology-dependent manual and automated controls that rely on the affected ITGC’s, or information from the information technology systems with affected ITGC’s, were also ineffective;

●

The Company has inadequate segregation of duties. Due to the relatively small scale of operations and the early-stage nature of its new business initiatives, certain personnel are assigned multiple responsibilities across functions, including accounting, business development and operations. Additionally, several officers and employees of the holding company also serve concurrently in positions at the Company’s subsidiaries;

●	The Company’s financial management function requires improvement in various aspects, including but not limited to: a) The Company’s supervision and approval procedures in financial accounting and financial statement disclosure are not rigorous enough, b) The Company lacks of a comprehensive and effective internal audit system, and c) The Company does not have sufficient number of skilled financial and accounting personnel and have yet to provide periodic professional and business training to the current financial personnel.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal March 31, 2025 consolidated financial statements, and this report does not affect our report dated August 14, 2025 on those financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2024, of the Company and our report dated August 14, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s report on internal control over financial reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Onestop Assurance PAC

Singapore

August 14, 2025

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of	As of
	Notes	March 31, 2025	March 31, 2024
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$176,229,874	$85,174,017
Accounts receivable, net	5	954,200	—
Prepayments and other assets	6	6,809,198	402,899
Inventories	7	190,242	191,201
Loan receivables	8	11,941,378	—
Prepaid consideration	9	—	56,250,000
TOTAL CURRENT ASSETS		$196,124,892	$142,018,117

NON-CURRENT ASSETS
Property and equipment, net	10	16,148	—
Intangible assets, net	11	7,880,154	—
Right of use assets	13	98,396	—
Goodwill	12	10,833,735	—
TOTAL NON-CURRENT ASSETS		$18,828,433	$—

TOTAL ASSETS		$214,953,325	$142,018,117

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	14	1,521,938	1,104,812
Contract liabilities		10,217,048	415,020
Taxes payable	17	33,863	74,091
Operating lease liabilities-current	13	40,058	—
Amount due to related parties	15	2,000,000	2,000,000
TOTAL CURRENT LIABILITIES		$13,812,907	$3,593,923

NON-CURRENT LIABILITIES
Operating lease liabilities-non-current	13	41,679	—
Deferred tax liabilities		1,947,603	—
TOTAL NON CURRENT LIABILITIES		$1,989,282	$—

TOTAL LIABILITIES		$15,802,189	$3,593,923

COMMITMENTS AND CONTINGENCIES (Note 20)
SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 5,000,000,000 shares authorized, 1,656,749,413 and 438,336,843 shares issued, 1,655,583,530 and 437,170,960 shares outstanding as of March 31, 2025 and 2024, respectively)	20	165,675	43,834
Additional paid-in capital		405,616,966	210,324,890
Treasury stock (1,165,883 shares as of March 31, 2025 and 2024, respectively)	21	(3,988,370)	(3,988,370)
Accumulated deficit		(198,903,752)	(63,926,383)
Accumulated other comprehensive loss		(3,771,374)	(4,086,587)
TOTAL SHAREHOLDERS’ EQUITY		$199,119,145	$138,367,384
Non-controlling interest		31,991	56,810
TOTAL EQUITY		$199,151,136	$138,424,194

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$214,953,325	$142,018,117

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)

	For years ended March 31,
	2025	2024	2023

REVENUES
Revenue	14,781,622	2,416,797	13,186,525
Tax and surcharges	(3,824)	(2,459)	(4,964)
Net Revenues	14,777,798	2,414,338	13,181,561

Cost of revenue	15,059,324	2,292,206	11,912,571

Gross Profit	(281,526)	122,132	1,268,990

OPERATING EXPENSE
Sales and marketing	—	168,421	6,661
General and administrative	3,641,446	8,591,751	15,529,182
Impairment of goodwill and intangible assets	162,381,380	—	—
Total Operating Expenses	166,022,826	8,760,172	15,535,843

LOSS FROM CONTINUING OPERATIONS	(166,304,352)	(8,638,040)	(14,266,853)

OTHER INCOME (EXPENSE)
Other income	47,091	252,408	395,668
Other expense	(12,992)	(114,168)	(338,310)
Exchange (loss) gain	(26)	(591,991)	1,143,006
Total Other Income (Expense), net	34,073	(453,751)	1,200,364

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(166,270,279)	(9,091,791)	(13,066,489)

(BENEFIT) PROVISON FOR INCOME TAXES	(30,801,146)	24,988	17,549
NET LOSS FROM CONTINUING OPERATIONS	(135,469,133)	(9,116,779)	(13,084,038)
Net loss from discontinued operations, net of income taxes	—	(3,884)	11,836,612
Loss from disposal of discontinued operations, net of income taxes	—	(395,914)	—
Total (loss) gain from discontinued operations	—	(399,798)	11,836,612

NET LOSS	(135,469,133)	(9,516,577)	(1,247,426)
Less: net (loss) income attributable to non-controlling interest	(491,764)	(57,793)	112,497
NET LOSS ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	(134,977,369)	(9,458,784)	(1,359,923)

OTHER COMPREHENSIVE (LOSS)
NET LOSS	(135,469,133)	(9,516,577)	(1,247,426)
Foreign currency translation adjustment	312,051	(238,594)	(2,198,640)
COMPREHENSIVE (LOSS)	(135,157,082)	(9,755,171)	(3,446,066)
Less: comprehensive income (loss) attributable to non-controlling interest	(3,162)	391	(261)
COMPREHENSIVE (LOSS) ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	(135,153,920)	(9,755,562)	(3,445,805)

Net (loss) earnings per share
Continuing operations
Basic	(0.16)	(0.07)	(0.20)
Diluted	(0.16)	(0.07)	(0.20)

Discontinued operations
Basic	—	—	0.18
Diluted	—	—	0.18

Net (loss) per share
Basic	(0.16)	(0.07)	(0.02)
Diluted	(0.16)	(0.07)	(0.02)

Weighted average shares

Basic	855,288,335	141,516,777	68,598,050
Diluted	855,288,335	141,516,777	68,598,050

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional	Treasury stock			Accumulated Other	Non-	Total
	Number of shares	Amount	Paid-in Capital	Number of shares	Amount	Accumulated Deficit	Comprehensive (Loss)	controlling Interest	Shareholder’s Equity

March 31, 2022	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(53,107,676)	$(1,649,223)	$1,976	$12,285,582
Net loss	-	-	-	-	-	(1,359,923)	-	112,497	(1,247,426)
Foreign currency translation adjustment	-	-	-	-	-		(2,198,379)	(261)	(2,198,640)
March 31, 2023	69,763,933	$6,977	$71,021,898	(1,165,883)	$(3,988,370)	$(54,467,599)	$(3,847,602)	$114,212	$8,839,516
Private placement	361,474,910	36,147	139,303,702	-	-	-	-	-	139,339,849
Exercise of warrants	7,098,000	710	(710)	-	-	-	-	-	-
Net loss	-	-	-	-	-	(9,458,784)	-	(57,793)	(9,516,577)
Foreign currency translation adjustment	-	-	-	-	-	-	(238,985)	391	(238,594)
March 31, 2024	438,336,843	$43,834	$210,324,890	(1,165,883)	$(3,988,370)	$(63,926,383)	$(4,086,587)	$56,810	$138,424,194
Private placement	581,290,050	58,129	195,825,895	-	-	-	-	-	195,884,024
Exercise of warrants	637,122,520	63,712	(63,712)	-	-	-	-	-	-
Net loss	-	-	-	-	-	(134,977,369)	-	(491,764)	(135,469,133)
Business acquisition	-	-	-	-	-	-	-	75,000,000	75,000,000
Purchase of shares from minority shareholders	-	-	(470,107)	-	-	-	-	(74,529,893)	(75,000,000)
Foreign currency translation adjustment	-	-	-	-	-	-	315,213	(3,162)	312,051
March 31, 2025	1,656,749,413	$165,675	$405,616,966	(1,165,883)	$(3,988,370)	$(198,903,752)	$(3,771,374)	$31,991	$199,151,136

The accompanying notes are an integral part of these consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(135,469,133)	$(9,116,779)	$(13,084,038)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from disposal of discontinued operations	-	395,914	-
(Recovery of) Provision for doubtful accounts	(100,000)	7,369,797	8,274,526
Goodwill impairment	41,366,680	-	-
Intangible assets impairment	121,114,699	-	-
Depreciation and amortization	2,149,790	-	-
Reduction in the carrying amount of right-of-use assets	(98,947)	-	-
Deferred tax (benefit) expense	(30,804,128)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(859,542)	327,186	(8,097,742)
Prepayments and other assets	(6,440,314)	(130,770)	(95,151)
Inventories	-	1,495,248	6,109,372
Accounts payable, accrued expenses and other current liabilities	417,184	166,045	712,885
Operating lease liabilities	82,195	-	-
Contract liabilities	9,859,227	220,644	194,376
Taxes payable	(40,548)	(21,914)	3,190
Net cash provided by (used in) operating activities from continuing operations	$1,177,163	$705,371	$(5,982,582)
Net cash provided by operating activities from discontinued operations	-	645,869	2,729,242
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$1,177,163	$1,351,240	$(3,253,340)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	(35,525,131)	-	(1,528,918)
Acquisitions of property, equipment and software	(154,460)	-	-
Cah paid in connection with acquisition	(93,750,000)	(56,250,000)	-
Cash received from loan repayments	23,516,899	1,528,918	20,000,000
Net cash (used in)provided by investing activities from continuing operations	$(105,912,692)	$(54,721,082)	$18,471,082
Net cash provided by investing activities from discontinued operations	-	-	-
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	$(105,912,692)	$(54,721,082)	$18,471,082

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of loans due to related parties	-	(7,686,152)	(27,513,848)
Proceeds from private placement, net of offering costs	195,884,024	139,339,849	-
Net cash provided by (used in) financing activities from continuing operations	$195,884,024	$131,653,697	$(27,513,848)
Net cash provided by financing activities from discontinued operations	-	-	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	$195,884,024	$131,653,697	$(27,513,848)

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(1,123,015)	(1,272,164)	(436,513)
NET INCREASE (DECREASE) IN CASH	$90,025,480	$77,011,691	$(12,732,619)
CASH AND CASH EQUIVALENTS – beginning of year	86,204,394	9,192,703	21,925,322
CASH AND CASH EQUIVALENTS – end of year	$176,229,874	$86,204,394	$9,192,703
Less: cash and cash equivalents of discontinued operations at end of period	-	1,030,377	1,268,235
Cash and cash equivalents of continuing operations, at end of period	$176,229,874	$85,174,017	$7,924,468

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	2,982	24,988	17,549
Cash paid for interest	-	111,563	336,593

Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for new lease liabilities	98,396	-	-

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – BUSINESS DESCRIPTION

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

In May 2020, the Company launched its social e-commerce platform to offer high-quality and affordable branded products through collaboration with online and offline merchants. In addition, the Company is in the process of developing a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services. On December 3, 2021, the shareholders approved the Company’s plan to change its name to “Akso Health Group”. In January 2022, three centers were established in US and the Company started its business of sales of medical devices in US market. In April 2022, the Company started its sales of medical devices in China market through its subsidiary Qingdao Akso Health Management Co., Ltd. In May 2023, the Company disposed its social E-commerce business and would focus on healthcare business in the future. In April 15, 2024, the Company, through its wholly owned subsidiary Tianjin Akso Enterprise Management Co., Ltd. acquired 50% equity interests in Tianjin Wangyi Cloud Technology Co., Ltd, and exploring its business in the field of clinic and Internet hospital, and in June and December 2024, the Company acquired the remaining 50% equity interests of Tianjin Wangyi Cloud Technology Co., Ltd. from minority shareholders, the acquisition was closed on December 10, 2024. Since April,2024, the Company also started its provision of marketing promotion service business in the field of car insurance industry.

As of March 31, 2025, the Company’s principal subsidiaries are as follows:

	Date of incorporation / acquisition	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
We Health Limited (“We Health”)	July 8, 2021	New York	100%	Investment holding
Akso Medical Cloud Limited (“Akso Medical Cloud”)	November 15, 2023	BVI	100%	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51%	Investment holding
Akso Medi-care Limited (“Akso Medi-care”)	December 4, 2023	Hong Kong	100%	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100%	Provision of health treatment services
Akso Online MediTech Co., Ltd.(“Akso Online MediTech”)	January 4, 2022	Wyoming	100%	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100%	Provision of health treatment services
Tianjin Akso Enterprise Management Co., Limited. (Wholly Owned Foreign Enterprise,“WOFE”, “Tianjin Akso”)	January 16, 2024	PRC	100%	Provision of consultancy support
Qindao Akso Health Management Co., Limited (“Qingdao Akso”)	January 26, 2022	PRC	51%	Provision of health treatment services
Tianjin Wangyi Cloud Technology Co., Ltd.	April 15, 2024	PRC	100%	Provision of marketing promotion service
Tianjin Deyihui Internet Hospital Co., Ltd. (“Deyihui Hospital”)	April 15, 2024	PRC	100%	Provision of health treatment services
Deyihui (Tianjin) Comprehensive Outpatient Department Co., Ltd (formerly known as Tianjin Deyihui Clinic Co., Ltd. (“Deyihui Tianjin”)	April 15, 2024	PRC	100%	Provision of health treatment services

NOTE 2 – GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of approximately $135.5 million for the year ended March 31, 2025 and approximately $9.5 million for the year ended March 31, 2024. Accumulated deficit was US$198.9 million and US$63.9 million as of March 31 2025 and 2024, respectively. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. As of March 31, 2025 and 2024, the Company had US$176.2 million and US85.2 million of cash and cash equivalents, respectively. Based on the above considerations, the Company believes the cash and cash equivalents are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company, and entities controlled by the Company and its subsidiaries, its consolidated VIEs and VIE’s subsidiaries for which the Company is the primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Basis of consolidation - continued

Consolidated VIEs (Continued)

The following financial statement amounts of the consolidated VIEs were included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

	Year ended	Year ended	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023
	USD	USD	USD
Net revenues	—	694	27,324
Net loss	—	(12,479)	(348,806)

	Year ended	Year ended	Year ended
	March 31, 2025	March 31, 2024	March 31, 2023
	USD	USD	USD
Net cash provided by (used in) operating activities	—	12,497	(559,973)
Net cash (used in) investing activities	—	—	—
Net cash provided by (used in) financing activities	—	213,879	(1,156,948)

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable , impairment on long-term investments, impairment on intangible assets, valuation allowance for deferred tax assets and allowance for loans receivable and other receivable.

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

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short-term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2025, 2024 and 2023.

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

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company, therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the years ended March 31, 2025, 2024, 2023, the total amount of incentives was nil, nil and nil, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

●	Interest income

Started in August 2017, the Company lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans through its microlending business. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was nil, nil and nil for the years ended March 31, 2025, 2024 and 2023, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Revenue recognition - continued

●	Sales of medical devices

Started in February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in US market. For the years ended March 31, 2025, 2024 and 2023, revenue generated from sale of Covid-19 Antigen Rapid Tests was nil, nil, and USD9,181,274. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

●	Marketing promotion service

Since April 2024, through its subsidiary Tianjin Wangyi Cloud Technology Co., Ltd, the Company engaged in providing marketing promotion service to insurance broker agencies. By providing potential car insurance purchaser’s information to the insurance broker agencies, the Company earns commissions from those agencies upon the completion of information transfer. The commission fees are calculated on a fixed amount per car user based on the agreements with different insurance brokers. The marketing promotion services are considered as a single performance obligation, as the Company’s responsibility was only limited to provide the potential car users’ information to insurance broker agencies, regardless of whether those car users finally purchasing car insurance or not.

●	Disaggregation of revenue

For the years ended March 31, 2025, 2024 and 2023, the revenue of the Company illustrated as below:

	For the years ended March 31,
	2025	2024	2023
	(US$)	(US$)	(US$)
Revenues
Revenue from sale of medical devices	415,020	2,416,797	13,186,525
Revenue from marketing promotion service	14,366,602	-	-
Total revenues	14,781,622	2,416,797	13,186,525
Business and sales related taxes	3,824	2,459	4,964
Net Revenues	14,777,798	2,414,338	13,181,561

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short-term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Accounts receivable and allowance for credit losses

Accounts receivable are mainly receivables from marketing promotion service business, which are stated at the historical carrying amount net of allowance for credit losses. The Company establishes an allowance for credit losses receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. As of March 31, 2025 and 2024, the (recovery) allowance for uncollectible accounts receivable balance was US$(100,000) and US$ 7,369,797, respectively.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Inventories

Inventories are comprised of finished goods, which are defibrillators and anesthesia laryngoscope, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of March 31, 2025, the Company determined that no allowance was necessary.

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

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily are purchased software, patents and internet hospital license. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Category	Estimated useful lives
Software	5 years
Patent	10 years
License	4.4 years

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. For the years ended March 31, 2025, 2024 and 2023, the amount of impairment loss the Company recognized were US$121,114,699, nil and nil, respectively.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion costs are expensed as incurred. For the years ended March 31, 2025, 2024 and 2023, the advertising and promotion expenses were nil, US$ 168,421 and US$ 6,661, respectively.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Lease

Upon the adoption of FASB ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or March 31, 2025.

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

Contract liabilities

Contract liabilities are presented as advances from customers in the consolidated balance sheets, which primarily represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were USD 415,020 and USD194,376 for the years ended March 31, 2025 and 2024 respectively.

Business combination

Business combinations are recorded using the acquisition method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of consideration paid, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive (loss)/income.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the business combination. The Group performs quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. For the year ended March 31, 2025, the Company recognized US$41,366,680 loss from goodwill impairment

Warrants

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

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the years ended March 31, 2025, 2024 and 2023, the Company provided a full valuation allowance on the net deferred tax assets.

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

Noncontrolling interest consist of the following:

	March 31, 2025	March 31, 2024
	USD	USD
We Healthy	31,991	56,810

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

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

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

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements.

	Fiscal year 2025	Fiscal year 2024	Fiscal year 2023
US Exchange Rate
Year-end RMB	7.2567	7.2203	6.8676
Year average RMB	7.2163	7.1671	6.8516

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$95,982 and US$10,380,711 as at March 31, 2025 and 2024, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, other receivables and prepayments and other assets. As of March 31, 2025, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$68,902) at each bank. As of March 31, 2025, the total amount not covered by issuance in the PRC was nil. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$ 64,268) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2025, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of March 31, 2025, no cash balance maintained at financial institutions in US was subject to credit risk. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable is typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Note 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

Significant risks and uncertainties – (continued)

Customer concentration risk

For the year ended March 31, 2025, four customers accounted for 19.9%, 17.7%, 15.6% and 10.1% for the Company’s total revenue from sales of medical devices business and marketing promotion service business. For the year ended March 31, 2024, three customers accounted for 36.3%, 34.8% and 28.0% for the Company’s total revenue from sales of medical devices business. For the year ended March 31, 2023, three customers accounted for 59.5%, 11.1% and 10.1% for the Company’s total revenue from sales of medical devices business. For the year ended March 31, 2022, one customer accounted for 95.1% of the Company’s total revenues. As of March 31, 2025, two customers accounted for 76.9% and 16.5% of the Company’s account receivable. There was no customer of the Company that accounted for more than 10% of the Company’s carrying amount of account receivables as of March 31, 2024.

Vendor concentration risk

For the year ended March 31, 2025, one vendor accounted for 92.0% of the Company’s purchase of medical devices business and marketing promotion business. For the year ended March 31, 2024, one vendor accounted for 100% of the Company’s purchase of medical devices business. For the year ended March 31, 2023, one vendor accounted for 97.3% of the Company’s purchase of medical devices business. There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of March 31, 2025 and 2024, respectively.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company operates as a single reportable segment as defined by ASC 280, with the Chief Operating Decision Maker (CODM), identified as the Chief Executive Officer, reviewing consolidated results for the purpose of allocating resources and assessing performance. For the years ended March 31, 2025, 2024 and 2023, the operating expenses related to the reporting operation were US$166.0 million, US$8.8 million and US$15.5 million, respectively.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) disclosure of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on April 1, 2024, and it did not have any material impact on the Company’s consolidated financial statements.

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Management does not expect material impact on its accounting or reporting when implemented.

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

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with FASB ASC 205-20-45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of March 31, 2024 and 2023, while results of operations related to the discontinued operations for the years ended March 31, 2025, 2024 and 2023, were reported as income (loss) from discontinued operations.

The results of discontinued operations for years ended March 31, 2025, 2024 and 2023 are as follows:

	For the years ended March 31,
	2025	2024	2023
	USD	USD	USD
Net Revenues	—	694	24,995
Operating costs and development	—	4,551	1,073,518
(Loss) income from discontinued operations	—	(3,857)	(1,048,522)
Other income (expense), net	—	(27)	12,885,134
(Loss) income before tax	—	(3,884)	11,836,612
Income tax provision	—	—	—
Net (loss) income from discontinued operations	—	(3,884)	11,836,612
Loss on sale of discontinued operations, net of taxes	—	(395,914)	-
Net income (loss) from discontinued operation	—	(399,798)	11,836,612

Note 5 – ACCOUNTS RECEIVABLE, NET

	As of	As of
	March 31, 2025	March 31, 2024
	USD	USD
Accounts receivable	8,624,756	7,770,556
Less: allowance for credit losses	(7,670,556)	(7,770,556)
Accounts receivable, net	954,200	—

The following table represent the movement of the allowance for credit losses:

	For the years ended March 31,
	2025	2024

Balance at the beginning of the year	7,770,556	400,759
(Recovery of) additions charged to credit losses	(100,000)	7,369,797
Balance at the end of the year	7,670,556	7,770,556

Note 6 – PREPAYMENTS AND OTHER ASSETS, NET

	As of	As of
	March 31, 2025	March 31, 2024
	USD	USD

Prepayments to suppliers and others	6,815,621	409,322
Allowance	(6,423)	(6,423)
Total prepayments and other assets, net	6,809,198	402,899

Note 7 – INVENTORIES

As of March 31, 2025 and 2024, inventory consisted of finished goods, which were medical devices such as defibrillators and anesthesia laryngoscope, valued at US$ 190,242 and US$ 191,201; respectively. The Company constantly monitors its potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory for the years ended March 31, 2025 and 2024, respectively.

Note 8 – LOAN RECEIVABLES

	As of	As of
	March 31, 2025	March 31, 2024
	USD	USD

Loan receivables	11,941,378	—
Allowance for uncollectible loan receivables	—	—
Loan receivables, net	11,941,378	—
Loan receivables – current	11,941,378	—
Loan receivables – non-current	—	—

During the year ended March 31, 2025, the Company, through its subsidiaries, issued loans to four third-party companies. The loan term for each loan was one year with an annual interest of 1%. The balance as of March 31, 2025 represented the outstanding loan balance. As of the date of this annual report, the Company has collected all the principal and interest from those third-party companies.

NOTE 9 – PREPAID CONSIDERATION

In March 2024, the Company, through Tianjin Akso Enterprise Management Co, Ltd., one of its PRC subsidiaries, entered into Share Purchase Agreements (the “SPA”) with four non-affiliated individual shareholders (the “Sellers”) of Tianjin Wangyi Cloud Technology Co., Ltd. (the “Target”). Pursuant to the SPA, the Company acquired 50% of the equity interest in the Target held by the four Sellers, each of which held 12.5% equity interest, respectively. The total consideration for the transaction was US$75.0 million. As of March 31, 2024, the Company has paid US$56.25 million, which was recorded as prepaid consideration. The transaction closed on April 15, 2024. Upon closing, Tianjin Akso Enterprise Management Co., Ltd. acquired 50% equity interest of Tianjin Wangyi Cloud Co., Ltd. At the completion of the transaction, the Company determined that no provision needed to be made for the prepaid consideration as of March 31, 2024. As of March 31, 2025, prepaid consideration decreased to nil with the completion of the acquisition.

NOTE 10 – PROPERTY AND EQUIPMENT, NET

As of March 31, 2025 and 2024, property and equipment, net consist of the following:

	As of March 31,
	2025	2024
	USD	USD

Office equipment	17,760	-
Less: accumulated depreciation	(1,612)	-
Property and equipment, net	16,148	-

For the years ended March 31, 2025 and 2024, the depreciation amount were US$1,621 and nil. No impairment loss was recognized for property and equipment for the years ended March 31, 2025 and 2024.

NOTE 11 – INTANGILBE ASSETS, NET

As of March 31, 2025 and 2024, intangible assets, net consist of the following:

	As of March 31,
	2025	2024
	USD	USD

Software	135,840	-
Patent	120,440,421	-
License	9,880,524	-
Total intangible assets	130,456,785	-
Less: accumulated amortization	(2,136,210)	-
Less: impairment	(120,440,421)	-
Intangible assets, net	7,880,154	-

To expand its healthcare service business, the Company acquired Tianjin Wangyi Cloud Technology Co., Ltd and its wholly owned subsidiaries (“Tianjin Wangyi” or the “acquiree”) in the fiscal year ended March 31, 2025. Tianjin Wangyi was engaged in online hospital and clinic pharmacies in China. On April 15, 2024, the Company obtained 50% equity interest of the acquiree at the consideration of US$75,000,000. Being optimistic about the development prospects and synergies of combination for online and offline medical resources, the Company acquired the remaining 50% equity of Tianjin Wangyi at the consideration of US$75,000,000. The acquisition was closed on December 10, 2024 with the settlement of consideration. Upon the completion of the acquisition, the Company acquired intangible assets amounting to US$130,654,031 in connection with the business combination, of which the value of patents and Internet Hospital License (the “License”) amounting to US$120,440,421 and US$9,880,524, respectively. The value of intangible assets was measured at fair value by the using of discounted cashflow method upon acquisition.

Subsequent to the acquisition, the Company started its preparation for transforming patents into medical products and the achievement of its commercialization. In the process of reassessing the acquisition due diligence and acquiree’s information, the Company determined that sufficient indicators of potential impairment existed to require an impairment analysis for the patents acquired. The indicators included i) Post-acquisition emerging policy tightening signals introduced material uncertainty into the patent commercialization landscape, impacting the initial valuation assumptions based on prevailing market conditions and industry projections at acquisition time; ii) lower than expected revenue and profitability levels over a sustained period of time; and iii) downward revisions to management’s short-term and long-term forecast for the patent related business to be indicators of impairment for the Tianjin Wangyi’s long-lived assets. Based on the results of the recoverability test, the Company determined that the carrying value of the Tianjin Wangyi’s asset group exceeded its undiscounted cash flows and was therefore not recoverable. The Company then compared the fair value of the asset group to its carrying value and determined the impairment loss. The impairment loss was allocated to the carrying values of the long-lived assets but not below their fair values. The Company estimated the fair value of the purchased intangible assets, primarily patents, under an income approach. Based on the analysis, the Company recorded an impairment charge of US$121.1 million on purchased intangible assets, which represented a fully impairment on the purchased patents as of March 31, 2025.

For the years ended March 31, 2025 and 2024, the amortization amount was US$2,148,169 and nil. The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment test compares the carrying amount to the undiscounted future cash flows expected to result from the use of the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the fair value of the asset. In the year ended March 31, 2025, the Company made fully impairment on its patent due to changes of market conditions and the Company’s strategy, in the year ended March 31, 2024, no impairment loss was recognized for intangible assets.

Estimated future amortization expense related to intangible assets at March 31, 2025 is as follows:

Fiscal year ended March 31,	USD
2026	2,314,426
2027	2,313,048
2028	2,302,630
2029	950,050
Total	7,880,154

NOTE 12 – BUSINESS COMBINATION

Acquisition of Tianjin Wangyi Cloud

On April 15, 2024, the Company acquired 50% equity interests in Tianjin Wangyi Cloud Technology Co., Ltd. (“Tianjin Wangyi” or the “acquiree”) from four individual third-party shareholders (the “First Acquisition”). On the same day, the Company entered into a concerted agreement with the remaining minority shareholders. Together with the Company’s 50% equity interests in the acquiree and concerted agreement with minority shareholders , the Company has the power over the acquiree to direct Tianjin Wangyi’s strategy, appointment of key staff and allocation of funds and resource. As a result, the Company’s acquisition of Tianjin Wangyi Cloud was accounted for as business combination in accordance with FASB ASC 805. Pursuant to the acquisition agreement, the Company is required to pay cash consideration of approximately $75.0 million after the close of the transaction. Acquisition-related costs incurred for the acquisitions are not material. The acquisition date was April 15, 2024.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed on April 15, 2024, which represents the net Purchase Price Allocation (“PPA”) at acquisition date based on a valuation performed by an independent valuation firm engaged by the Company:

April 15, 2024
USD
Cash consideration	75,000,000
Non-controlling interests(i)	75,000,000
Total	150,000,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents acquired	759,257
Other Receivables	10,796
Prepayment	829,162
Intangible assets:
Software	121,600
Patents	120,748,253
Internet hospital license	9,905,778
Other Payables	(12,662)
Contact liabilities	(1,801,197)
Tax Payable	(421)
Deferred tax liabilities	(32,663,508)
Goodwill (ii)	52,102,945
Total	150,000,000

(i)	Non-controlling interests represent the interests allocated to the minority shareholders of Tianjin Wangyi Cloud. Fair value of the non-controlling interests was estimated with reference to the purchase price per share as of the acquisition date.
(ii)	Goodwill represents the excess of the purchase price over the fair value of the identifiable assets acquired and liabilities assumed in the acquisition. Goodwill primarily represents the expected synergies from combining operations of Tianjin Wangyi Cloud with those of the Company.

NOTE 12 – BUSINESS COMBINATION – (CONTINUED)

Acquisition of Tianjin Wangyi Cloud – (continued)

Tianjin Wangyi Cloud Technology C., Ltd. was incorporated in Tianjin, China, mainly engaged in provision of medical service through its wholly owned online internet hospital and offline clinic. Moreover, Tianjin Wangyi Cloud Technology C., Ltd. had multiple patents in the medical field, which was considered as a synergistic effect with the company’s current strategy in the medical field to strengthen the company’s competitiveness in the medical field. Being optimistic about the development prospects and synergies of combination for online and offline medical resources, the Company acquired the remaining 50% equity of Tianjin Wangyi at the consideration of US$75,000,000 (the “Second Acquisition”). The Second Acquisition was closed on December 10, 2024 with the settlement of consideration. Upon completion of acquiring the remaining 50% equity interest on December 10, 2024, the Company finally obtained 100% ownership of Tianjin Wangyi with a total consideration of US$150,000,000.

As the Company has obtained control and recognized goodwill in the First Acquisition, the Second Acquisition only involved reclassification of equity from minority controlling interest to the Company’s additional paid in capital and no gain (loss) or goodwill was recognized. In the Second Acquisition, the amount of net loss of US$470,107 attributable to the minority shareholders of Tianjin Wangyi for the period from April 15, 2024 to December 10, 2024 was recorded as addition padi in capital pursuant to ASC 810.

The Company initiated its annual goodwill impairment analysis on annual basis as of March 31, 2025 and concluded that fair value was below carrying value for the Tianjin Wangyi reporting unit. The fair value of the Tianjin Wangyi reporting unit was based on the income approach.

The decline in the estimated fair value of the Tianjin Wangyi reporting unit results from lower projected revenue growth rates and profitability levels. The lower projected operating results were mainly the result of full impairment of patents mentioned above, market trends and expected deal synergies and other expectations about the anticipated short-term and long-term operating results of the healthcare business. These assumptions incorporate the Company’s analysis of what it believes were accounting improprieties, incomplete disclosures and misrepresentations at Tianjin Wangyi that occurred prior to the Tianjin Wangyi acquisition with respect to Tianjin Wangyi’s pre-acquisition business and related operating results. Based on the results of the recoverability test, the Company determined that the carrying value of the Tianjin Wangyi asset group exceeded its undiscounted cash flows and was therefore not recoverable. The Company then compared the fair value of the asset group to its carrying value and determined the impairment loss. And as a result, the Company recorded a goodwill impairment charge of approximately US$41.4 million for the year ended March 31, 2025.

The movement of goodwill is set out as below:

USD
Balance as of March 31, 2024	—
Addition during the period	52,102,945
Impairment during the period	(41,366,680)
Foreign currency translation	97,470
Balance as of March 31, 2025	10,833,735

NOTE 12 – BUSINESS COMBINATION – (CONTINUED)

Acquisition of Tianjin Wangyi Cloud – (continued)

For the year ended March 31, 2025, the Company bypassed the qualitative assessment and performed a quantitative assessment of the goodwill for the reporting unit based on the requirements of ASC 350-20. The Company performed a quantitative assessment by estimating the fair value of the reporting unit based on market approach using multiples of comparable companies and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The fair value of the reporting unit is less than its carrying value and therefore, impairment loss of US$38,430,317 was recognized for the year ended March 31, 2025.

NOTE 13 – LEASE

The Company leases office space from third parties under non-cancellable operating lease agreements. The Company determines if an arrangement is, or contains, a lease at the inception of the contract based on the terms of the agreement and whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right-of-use (ROU) assets and corresponding lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. The Company elected the short-term lease exemption under ASC 842 for certain lease arrangements that have a lease term of 12 months or less and do not contain purchase options. The Company expenses these short-term leases on a straight-line basis over the lease term and does not recognize ROU assets or lease liabilities on the consolidated balance sheet for these leases.

The Company’s lease agreements do not contain any material guarantees or restrictive covenants, and the Company has no finance leases or sublease activities as of March 31, 2025.

The following table summarizes the supplemental consolidated balance sheet information related to operating leases as of March 31, 2025 and 2024, respectively:

	As of March 31,
	2025	2024

Operating lease right-of-use assets, net	98,396	—
Operating lease liabilities, current	40,058	—
Operating lease liabilities, non-current	41,679	—
Weighted average remaining lease terms – operating lease (months)	29	—
Weighted average discount rate – operating lease	3.35%	—

Information related to operating lease activities for the years ended March 31, 2025 and 2024 are as follows:

	For the years ended March 31,
	2025	2024

Operating lease expense	10,966	—
Short-term lease expense	—	—

Maturities of operating lease liabilities were as follows:

Twelve months ending March 31,	Lease liabilities
2026	42,400
2027 and thereafter	42,400
Total undiscounted lease payment	84,800
less: imputed interest	3,062
Total lease liabilities	81,737

The Company entered into two leases for office space and warehouses located in Tianjin, China:

Location of property	Approximate gross floor area (sq. meters)	Term of lease	Facility usage
Room 102, Building 22, West District, Airport Business Park, Tianjin Airport Economic Zone	524	3 years (September 5, 2024 to September 4, 2027)	Office
Room 102-1, Building 22, West District, Airport Business Park, Tianjin Airport Economic Zone	100	3 years (September 5, 2024 to September 4, 2027)	Office

NOTE 14 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31, 2025	As of March 31, 2024
	USD	USD
Accrued payroll and benefits	1,511,958	1,092,629
Professional fees, other payable and accrued expenses	9,980	2,733
Interest payable	—	9,450
	1,521,938	1,104,812

Note 15 – RELATED PARTY BALANCES AND TRANSACTIONS

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. On August 26, 2022, both the Company and Webao Limited entered into a Deferred Repayment Agreement to extend the loan term one more year to August 27, 2023 and the annual interest rate remained 0%. On August 26, 2023, the loan agreement was extended one more year to August 27, 2024 and the annual interest rate remained 0%. On August 26, 2024, the loan agreement was extended one more year to August 27, 2025 and the annual interest rate remained 0%. As of March 31, 2025 and 2024, the balance of amount due to related parties was US$2.0 million and US$2.0 million, respectively.

 Note 16 – EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions include funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance, maternity insurance and housing fund. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$30,522, US$7,390 and nil for the years ended March 31, 2025, 2024 and 2023, respectively.

Note 17 – TAXES PAYABLE

	As of March 31, 2025	As of March 31, 2024
	USD	USD
Income taxes payable	92,816	92,816
Other taxes (recovery) payable	(58,953)	(18,725)
Total taxes payable	33,863	74,091

Note 18 – INCOME TAXES

Cayman Islands

Akso Health was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

We Healthy Limited and Akso Medi-care Limited are investment holding companies registered in Hong Kong and exempted from income tax on its foreign-derived income.

United States

The Company’s subsidiaries established in the U.S. are incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 6.5% for We Health established in New York, 0% for Akso Remote Medical and Akso Online MediTech established in Wyoming and 8% for Akso First Health established in Massachusetts. All U.S. entities had no taxable income for the year ended March 31, 2025.

PRC

The Company’s subsidiaries established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law.

i) The components of income tax (benefit) expenses are as follows:

	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023
	USD	USD	USD
Current	2,982	24,988	17,549
Deferred	(30,804,128)	-	-
Total	(30,801,146)	24,988	17,549

The significant components of deferred tax assets and deferred tax liabilities as of March 31, 2025 and 2024 was as below:

	As of March 31,
	2025	2024
	USD	USD

Deferred tax assets
Net operating loss carryforwards in China	41,269,603	27,994
Total deferred tax assets	41,269,603	27,994

Deferred tax liabilities
Intangible assets from acquisition	(32,580,236)	-
Amortization	522,528	-
Intangible assets impairment	30,110,105	-
Total deferred tax liabilities	(1,947,603)	-

Net deferred tax asset (liabilities) before allowance	39,322,000	27,994
Valuation allowance	(41,269,603)	(27,994)
Total net deferred tax (liability)	(1,947,603)	-

All income taxes are related to income derived in the U.S. and PRC during the years ended March 31, 2025, 2024 and 2023.

Note 18 – INCOME TAXES – (Continued)

PRC – (Continued)

The net (loss) income before taxes for the PRC entities was US$(165,078,413), US$83,103 and US$ 165,429 for the years ended March 31, 2025, 2024 and 2023, respectively. The net income (loss) before taxes for the U.S. entities was US$87,734, US$(3,366,893) and US$ 634,709 for the years ended March 31, 2025, 2024 and 2023, respectively.

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2025, 2024 and 2023.

	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023
PRC Income tax statutory rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax rate	4.0%	4.0%	4.0
Non-deductible foreign losses	0.8%	5.8%	0.7%
Change in valuation allowance	42.5%	20.3%	24.8%
Non-deductible expenses and others	(3.8)%	(5.4)%	(4.6)%
Effective tax rate	18.5%	(0.3)%	(0.1)%

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$15,263 (RMB 100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. Aggregate undistributed earnings of the Company’s PRC subsidiaries that are available for distribution was approximately negative US$88,303,777 and US$124,358 as of March 31, 2025 and 2024, respectively.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15-25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2020, which will be derived from the earnings of the Company’s PRC entities. The board of directors did not declare any annual dividend for the fiscal years ended March 31, 2025, 2024 and 2023.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2025 and 2024. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of the financial reporting basis over the tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the subsidiary without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the subsidiary given that the Company will ultimately use the means.

Note 19 – EARNINGS (LOSS) PER SHARE

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

	Year ended March 31, 2025	Year ended March 31, 2024	Year ended March 31, 2023
	USD	USD	USD
Numerator:
Net loss from continuing operation attributable to Akso Health Group’s shareholder	(134,977,369)	(9,058,986)	(13,196,535)
Net income (loss) from discontinued operation attributable to Akso Health Group’s shareholders	—	(399,798)	(11,836,612)
Net loss attributable to Akso Health Group’s shareholders	(134,977,369)	(9,458,784)	(1,359,923)

Denominator:
Weighted average number of ordinary shares outstanding-basic	855,288,335	141,516,777	68,598,050
Weighted average number of dilutive potential ordinary shares from share options	—	—	—
Weighted average number of ordinary shares outstanding-diluted	855,288,335	141,516,777	68,598,050
Basic (loss) per common share	(0.16)	(0.07)	(0.02)
Diluted (loss) per common share	(0.16)	(0.07)	(0.02)

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

As of March 31, 2025, the Company’s issued and outstanding Class A ordinary shares, par value US$0.0001, were 1,648,768,613 and 1,647,602,730, respectively; as of March 31, 2024, the Company’s issued and outstanding Class A ordinary shares, par value US$0.0001, were 430,356,043 and 429,190,160, respectively.

As of March 31, 2025, the Company’s issued and outstanding Class B ordinary shares, par value US$0.0001, were 7,980,800 and 7,980,800, respectively; as of March 31, 2024, the Company’s issued and outstanding Class A ordinary shares, par value US$0.0001, were 7,980,800 and 7,980,800, respectively.

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

Note 20 – SHAREHOLDERS’ EQUITY – (Continued)

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

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.48875, or approximately $1.47 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. On July 9, 2024, the warrants were exercised on cashless basis and resulting insurance of 25,017,480 ordinary shares in the year ended March 31, 2025.

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

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.52875, or approximately $1.59 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. On July 9, 2024, the warrants were exercised on cashless basis and resulting insurance of 37,526,230 ordinary shares in the year ended March 31, 2025.

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

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.4146, or approximately $1.2438 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. On October 8, 2024, the warrants were exercised on cashless basis and resulting insurance of 112,578,710 ordinary shares in the year ended March 31, 2025.

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

Note 20 – SHAREHOLDERS’ EQUITY – (Continued)

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions. The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA.

Warrants

As the warrants contained in the placement above are indexed to the Company’s ordinary share (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the Warrants as additional paid-in capital on the Company’s consolidated balance. The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815-40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

The warrants contained in the private placements above shall expire five years from its date of issuance. The warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar as transactions.

During the year ended March 31, 2025, a total of 910,175,060 warrants were exercised on cashless basis, leading an insurance of 637,122,520 ordinary shares. During the year ended March 31, 2024, 3,380,000 warrants were exercised on cashless basis, leading to an insurance of 7,098,000 ordinary shares.

As of March 31, 2025, the Company had 1,123,930,000 warrants outstanding to purchase 1,315,350,000 ordinary shares, with weighted average exercise price of $0.40 per warrant. As of March 31, 2024, the Company had 290,234,910 warrants outstanding to purchase 481,654,910 ordinary shares with weighted average exercise price of US$ 0.48 per warrant.

Following is a summary of the status of warrants outstanding and exercisable as of March 31, 2025:

	August 9, 2021 warrants	October 2, 2023 warrants	November 16, 2023 warrants	January 17, 2024 warrants	March 5, 2024 warrants	July 3, 2024 warrants	November 4, 2024 warrant	Total	Weighted Average Exercise Price	Aggregate Intrinsic Value
March 31, 2023	6,340,000	-	-	-	-	-	-	6,340,000	3.00	-
Issued	-	35,739,270	53,608,910	160,826,730	37,100,000	-	-	287,274,910	0.46	-
Exercise	(3,380,000)	-	-	-	-	-	-	(3,380,000)	3.00	-
Expired	-	-	-	-	-	-	-	-	-	-
March 31, 2024	2,960,000	35,739,270	53,608,910	160,826,730	37,100,000	-	-	290,234,910	0.48	-
Issued	-	-	-	-	-	660,000,150	1,083,870,000	1,743,870,150	0.42	-
Exercise	-	(35,739,270)	(53,608,910)	(160,826,730)	-	(660,000,150)		(910,175,060)	0.38	-
Expired	-	-	-	-	-	-		-	-	-
March 31, 2025	2,960,000	-	-	-	37,100,000	-	1,083,870,000	1,123,930,000	0.40	-

NOTE 20 – SHAREHOLDERS’ EQUITY – (CONTINUED)

Upon the exercise of warrants, the Company will issue new shares of its common stock.

The key inputs for the Black-Scholes Model calculations on March 31 2025 were as follows:

	August 9, 2021 warrants	March 5, 2024 warrants	November 4,2024 warrant
Stock price	1.18	1.18	1.18
Risk-free interest rate	0.97%	4.13%	4.17%
Expected dividend yield	1.42	-	-
Expected term in years	1.42	4.00	4.67
Expected volatility	249%	240%	93%

The key inputs for the Black-Scholes Model calculations on March 31 2024 were as follows:

	August 9, 2021 warrants	October 2, 2023 warrants	November 16, 2023 warrants	January 17, 2024 warrants	March 5, 2024 warrants
Stock price	1.16	1.16	1.16	1.16	1.16
Risk-free interest rate	0.79%	4.72%	4.43%	4.02%	4.13%
Expected dividend yield	-	-	-	-	-
Expected term in years	2.42	4.58	4.62	4.83	5.00
Expected volatility	308%	243%	184%	236%	299%

Note 21 – TREASURY STOCK

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

Note 22 – RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2025 and 2024, the restricted net assets that are not available for distribution amounted to approximately US$89.5 and US$89.5 million, respectively, which was included in the additional paid-in capital on the consolidated balance sheets.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2025 and 2024, the statutory reserves amounted to nil and nil, respectively.

Note 23 – COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.  The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2025 and 2024, no such contingent liabilities are assessed as probable.

Note 24 – SEGMENT INFORMATION

Reportable Segments

The Company operates as a single reportable segment, which is consistent with how the CODM, allocates resources and assesses performance. The Company’s operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, the management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using net income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve continued growth. Net income is defined as revenue less cost of revenue and operating expenses, and other segment items (including interest income, interest expense and other income), and income taxes.

Note 24 – SEGMENT INFORMATION – (CONTINUED)

Significant Segment Expense Categories Provided to the CODM

	For the years ended March 31,
	2025	2024
	USD	USD
Net revenues	14,777,798	2,414,338
Cost of revenue	15,059,324	2,292,206
Gross profit	(281,526)	122,132

Operating expenses
Sales and marketing	-	168,421
General and administrative	3,641,446	8,591,751
Impairment of goodwill and intangible assets	162,381,380	-
Total operating expenses	166,022,826	8,760,172

Other income (expenses) net	34,073	(453,751)

(Benefit) provision for income taxes	(30,801,146)	24,988

Net loss	(135,469,133)	(9,116,779)

Note 25 – SUBSEQUENT EVENTS

The Company evaluated all subsequent events and transactions that occurred after the balance sheet date through the date of this report, which is the date the consolidated financial statements were available to be issued. This evaluation was performed in accordance with the requirements of ASC 855 (Subsequent Events).

As part of this evaluation, the Company reviewed all significant events occurring between the balance sheet date and the issuance date of the consolidated financial statements to determine whether any recognized subsequent events (events that provide additional evidence about conditions that existed at the balance sheet date) or non-recognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date) required adjustment or disclosure in the consolidated financial statements.

Based on this evaluation, the Company determined that there were no subsequent events required adjustment or disclosure in the consolidated financial statements.

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

CONDENSED BALANCE SHEETS

	As of March 31 2025	As of March 31 2024
	USD	USD
ASSETS:
Cash	2,279	2,279
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	202,625,092	141,456,064
TOTAL ASSETS	202,627,371	141,458,343

LIABILITIES:
Accrued expenses and other current liabilities	1,508,226	1,090,959
Due to related party	2,000,000	2,000,000
TOTAL LIABILITIES	3,508,226	3,090,959

SHAREHOLDERS’ EQUITY:
Ordinary share ($0.0001 par value, 5,000,000,000 shares authorized, 1,656,749,413 and 438,336,843 shares issued, 1,655,583,530 and 437,170,960 shares outstanding as of March 31, 2025 and 2024, respectively)	165,675	43,834
Additional paid-in capital	405,616,966	210,324,890
Treasury stock	(3,988,370)	(3,988,370)
Accumulated deficit	(198,903,752)	(63,926,383)
Accumulated other comprehensive loss	(3,771,374)	(4,086,587)
TOTAL SHAREHOLDERS’ EQUITY	199,119,145	138,367,384
TOTAL LIABILITIES AND SHEREHOLDERS’ EQUITY	202,627,371	141,458,343

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	Years Ended March 31,
	2025	2024	2023
	USD	USD	USD
Equity in (loss) earnings of subsidiaries	(134,180,548)	(7,394,438)	(1,086,999)
General administrative expense and others	(1,288,585)	(2,122,139)	(160,427)
NET (LOSS)	(135,469,133)	(9,516,577)	(1,247,426)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	312,051	(238,985)	(2,198,379)
COMPREHENSIVE (LOSS)	(135,157,082)	(9,755,562)	(3,445,805)

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2025	2024	2023
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)	(135,469,133)	(9,516,577)	(1,247,426)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubts accounts	—	5,795	—
Equity in loss of subsidiaries	134,180,548	7,394,438	1,147,003
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	417,267	502,018	528,266
NET CASH USED IN OPERATING ACTIVITIES	(871,318)	(1,614,326)	427,843

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering, net of offering costs	195,884,024	139,339,849	—
Loan to subsidiaries, VIEs and VIE’s subsidiaries	(195,012,706)	(137,727,716)	(427,862)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	871,318	1,612,133	(427,862)
NET (DECREASE) IN CASH	—	(2,193)	(19)
CASH-beginning of year	2,279	4,472	4,491
CASH-end of year	2,279	2,279	4,472
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	2,982	24,988	17,549
Cash paid for interest	—	111,563	336,593

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I - CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Notes to condensed financial statements

1.	Akso Health, formerly known as Xiaobai Maimai Inc., was founded on April 25, 2016 in the Cayman Islands. The condensed full year results of the Company have been prepared assuming the Reorganization (see Note 1 in the consolidated financial statements) was in effect from November 1, 2016.

2.	The condensed financial statements of Akso Health have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries, VIEs and subsidiaries of VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the income (loss) of the subsidiaries and VIEs is presented as equity in (loss) earnings of subsidiaries and VIEs on the statement of operations.

3.	As of March 31, 2025 and 2024, there were no material contingencies, significant provisions of long-term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

4.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The notes to consolidated financial statements disclosed certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.