Form 20-F
period 2026-03-31
Akso Health Group
filed 2026-07-23
CIK 1702318

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2026 were 2,562,131,730 Class A ordinary shares, par value US$0.0001 each per share and 7,980,800 Class B ordinary shares, par value US$0.0001 each per share.

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated or the context otherwise requires, references to:

●	“ADSs” are to our American depositary shares, each of which represents three Class A ordinary shares;

●	“App”, “Xiaobai Maimai” are to Xiaobai Maimai application;

●	“big data” are to voluminous structured and unstructured data from multiple sources and in multiple formats;

●	“CAGR” are to compound annual growth rate;

●	“China” or the “PRC” are to the People’s Republic of China, including Hong Kong Special Administrative Region and the Macau Special Administrative Region, unless referening specific laws and regulatioins adopted by the PRC and other legal or tax matters only applicable to mainland China, and excluding, for the purposes of this annual report on Form 20-F only, Taiwan;

●	“CSRC” are to China Securities Regulatory Commission;

●	“GMV” or “Gross Merchandise Value” are to the value of confirmed orders of products and services on our platform, regardless of how, or whether, the buyer and seller settle the transaction;

●	“Hexin Digital” are to Hexin Digital Technology Co., Ltd.;

●	“Hexin E-commerce” are to Hexin E-Commerce Co. Ltd.;

●	“Hexin Fengze” are to Hexin Fengze Asset Management (Beijing) Co., Ltd.;

●	“Hexin Jinke” are to Hexin Jinke Group Co., Ltd.;

●	“Hexin Jiuding” are to Beijing Hexin Jiuding Technology Co., Ltd.

●	“Wusu Company” are to Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (formerly known as Wusu Hexin Internet Small Loan Co., Ltd.);

●	“Hexin Yongheng” are to Beijing Hexin Yongheng Technology Development Co., Ltd.;

●	“Kuaishangche” are to Kuaishangche Automobile Leasing Co., Ltd.;

●	“Akso Online MediTech” are to Akso Online MediTech Co., LTD.

●	“MAU” are to monthly active users;

●	“MIIT” are to the Ministry of Industry and Information Technology;

●	“Ordinary shares” are to our ordinary shares of par value US$0.0001 per share;

●	“Our former variable interest entities” or “former VIEs” are to Hexin Jiuding, Wusu Company and Hexin Digital;

●	“PCAOB” are to the Public Company Accounting Oversight Board;

●	“Platforms” are to the e-commerce platforms that Hexin Digital cooperates with;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“SAMR” are to the PRC State Administration for Market Regulation (formerly known as the SAIC);

●	“US$,” “U.S. dollars,” “$” and “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States;

●	“Akso Health,” “our company”, or “the Company” are to Akso Health Group (formerly known as Xiaobai Maimai Inc.), an exempted company incorporated in the Cayman Islands with limited liability.

●	“we,” “us,” “our company” and “our” refer to Akso Health Group and its consolidated subsidiaries.

Exchange Rate Information

Our business is conducted in both China and the United States, and our financial records are maintained in RMB for our business in China and in U.S. dollar for our business in United States, respectively as our functional currency. However, we use the U.S. dollar as our reporting currency; therefore, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the then-current exchange rates, for the convenience of the readers. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report on Form 20-F were made at a rate of RMB 7.8980 to US$1.00, the exchange rate set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2026, the last business day of the fiscal year of 2026. Assets and liabilities are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income.

We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On July 10, 2026, the exchange rate was RMB 6.7766 to US$1.00.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which took effect on the same day. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. As of the date of this report, no official guidance and related implementation rules have been issued in relation to these recently issued opinions and the interpretation and implementation of these opinions remain unclear at this stage.

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

Holding Foreign Companies Accountable Act (HFCAA)

Our ADSs may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for three consecutive years beginning in 2021. Our auditor, CHI-LLTC (“CHI-LLTC”), is a firm registered with the PCAOB and is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards and is not subject to the determinations announced by the PCAOB on December 16, 2021. If trading in our ADSs is prohibited under the HFCA Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our ADSs and trading in our ADSs could be prohibited. On December 29, 2022, legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which, among other things, amended HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. Furthermore, our auditor is not among the auditor firms listed on an HFCA Act Determination List, which includes all of the auditor firms that the PCAOB is not able to inspect. While our auditor is based at 47, First Floor, Jalan SS15/4B, 47500 Subang Jaya, Selangor and is registered with the PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in our ADSs to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our Ordinary Shares. On August 26, 2022, the PCAOB signed a Statement of Protocol (the “SOP”) Agreement with the CSRC and China’s Ministry of Finance. The SOP Agreement, together with two protocol agreements (collectively, “SOP Agreements”), governing inspections and investigations of audit firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. See “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the People’s Republic of China- Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the PCAOB, there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two” for more information,” and “Item 3. Key Information-D. Risk Factors-Risks Relating to Doing Business in the People’s Republic of China-The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation.”

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

Our cash primarily consists of cash on hand and cash in banks in the PRC, Hong Kong and USA, which is unrestricted for withdrawal and use and is deposited with banks in China. As of March 31, 2026 and March 31, 2025, we had approximately USD 0.2 million and USD 176.2 million of cash in bank, respectively, and the loan due to related parties is USD 2.0 million and USD 2.0 million, respectively. Funds are transferred between our subsidiaries, our WFOE, Qingdao Akso Health Management Co., Limited and Tianjin Akso Enterprise Management Co., Ltd. for their daily operation purposes.

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

The following table describes transfers among us and our subsidiaries made during the periods presented:

Year Ended March 31, 2026
(US$ in millions)
Capital contributions from us to our offshore subsidiaries(1)	—
Loans repayment from our offshore subsidiaries to us	0.9
Capital contributions from us or our offshore subsidiaries to PRC subsidiaries	—
Loans transfer between our offshore subsidiaries	175.7

Notes:

(1)	“Offshore subsidiaries” refer to all of our subsidiaries except our PRC subsidiaries.

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

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

●	We are dependent on our suppliers to reach potential car insurance purchasers for our marketing promotion services business. Failure to maintain cooperation with our suppliers or to secure new suppliers could materially and adversely affect our business. (see “We are dependent on our suppliers to reach potential car insurance purchasers for our marketing promotion services business. Failure to maintain cooperation with our suppliers or to secure new suppliers could materially and adversely affect our business.” on page 16 of this annual report);

●	Concentration of our client base exposes us to significant business risks. (see “Concentration of our client base exposes us to significant business risks.” on page 16 of this annual report);

●	We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business. (see “We are subject to governmental regulations and other legal obligations related to privacy, information security, and data protection, and any security breaches, and our actual or perceived failure to comply with our legal obligations could harm our brand and business.” on page 16 of this annual report);

●	Our ability to protect the confidential information of our customers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions. (see “Our ability to protect the confidential information of our customers may be adversely affected by cyberattacks, computer viruses, physical or electronic break-ins or similar disruptions.” on page 17 of this annual report);

●	The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China. (see “The successful operation of our business depends upon the performance and reliability of the internet infrastructure in China.” on page 18 of this annual report);

●	Part of our services could be disrupted by network interruptions. (see “Part of our services could be disrupted by network interruptions.” on page 18 of this annual report);

●	Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand. (See “Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand” on page 18 of this annual report.)

●	We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry. (See “We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry” on page 19 of this annual report.)

●	If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected. (See “If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected” on page 19 of this annual report)

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects. (See “Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects” on page 19 of this annual report.)

●	If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected. (See “If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected” on page 21 of this annual report)

●	Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business. (See “Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business.” on page 21 of this annual report.)

●	The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed. (See “The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed.” on page 22 of this annual report.)

●	We may fail to attract or retain sufficient users or medical professionals for our online healthcare services. (See “We may fail to attract or retain sufficient users or medical professionals for our online healthcare services.” on page 22 of this annual report.)

●	We may become subject to medical liability claims in connection with our online healthcare services, which could cause us to incur significant expenses and be liable for significant damages if any claim is not covered by insurance. (See “We may become subject to medical liability claims in connection with our online healthcare services, which could cause us to incur significant expenses and be liable for significant damages if any claim is not covered by insurance.” on page 22 of this annual report.)

●	We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.(See “We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.” on page 23 of this annual report.))

●	Our business may involve sale of prescription drugs that is subject to stringent scrutiny, which may expose us to risks and challenges. (See “We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.” on page 23 of this annual report.)

●	Failure of doctors on our platform to provide adequate and proper medical services on our platform may have a material and adverse effect on our reputation, business and results of operations. (See “Failure of doctors on our platform to provide adequate and proper medical services on our platform may have a material and adverse effect on our reputation, business and results of operations.” on page 24 of this annual report.)

●	Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects. (See “Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects.” on page 24 of this annual report.)

●	We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations. (See “We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” on page 25 of this annual report.)

●	We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position. (See “We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.” on page 26 of this annual report.)

●	We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations. (See “We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.” on page 27 of this annual report.)

●	Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations. (See “Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations.” on page 27 of this annual report.)

●	We are subject to limitations in promoting healthcare-related services and products. (see “We are subject to limitations in promoting healthcare-related services and products” on page 27 of this annual report)

●	We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business. (see “We are no longer engaged in the online microlending business, but we cannot assure you that we would not be penalized under relevant regulations for the previous microlending business” on page 28 of this annual report);

●	Any harm to our brand or reputation may materially and adversely affect our business and results of operations. (see “Any harm to our brand or reputation may materially and adversely affect our business and results of operations” on page 28 of this annual report);

●	If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected. (see “If our social e-commerce platform is unable to provide good customer experience, our business and reputation may be materially and adversely affected” on page 28 of this annual report);

●	We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct. (see “We may incur liability or become subject to administrative penalties for counterfeit or unauthorized merchandise displayed on our platform, or for merchandise displayed on our platform that infringe on third-party intellectual property rights, or for other misconduct” on page 29 of this annual report);

●	We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks. (see “We plan to establish and operate cancer therapy and radiation oncology centers that will be majority-owned by us and are subject to significant risks” on page 29 of this annual report);

●	We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations. (see “We may encounter difficulties in successfully introducing new services in a timely and cost-effective manner, which could materially and adversely affect our business and operations” on page 30 of this annual report);

●	Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all. (see “Our development of new cancer therapy and radiation oncology centers could result in fluctuations in our short-term financial performance, and newly opened cancer therapy and radiation oncology centers and clinics may not achieve timely profitability, or at all” on page 30 of this annual report);

●	Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties. (see “Our growth plan includes the construction of cancer therapy and radiation oncology centers. If we cannot identify and seize growth opportunities in fast-changing markets, our future growth will face uncertainties” on page 30 of this annual report);

●	We conduct our business in a heavily regulated industry. (see “We conduct our business in a heavily regulated industry” on page 31 of this annual report);

●	We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected. (see “We are reliant on our core senior management team. If one or more key executives were unable or unwilling to continue in their present positions, our business and results of operations may be adversely affected” on page 31 of this annual report);

●	We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth. (see “We compete for skilled and quality employees, and failure to attract and retain them may adversely affect our business and prevent us from achieving our intended level of growth” on page 31 of this annual report);

●	If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected. (see “If labor costs in the PRC increase substantially, our business and costs of operations may be adversely affected” on page 31 of this annual report);

●	Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected. (see “Our innovative corporate culture is important to our business, if our culture changes our business and corporate objectives may be adversely affected” on page 32 of this annual report);

●	We do not have business insurance coverage. (see “We do not have business insurance coverage” on page 32 of this annual report);

●	If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected. (see “If we do not find available sources of liquidity for capital and financing needs, our business and operations may be materially and adversely affected” on page 32 of this annual report);

●	Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States. (see “Our business, financial performance and results of operations could be adversely affected by deterioration of the relation between China and the United States” on page 33 of this annual report);

RISKS RELATED TO OUR CORPORATE STRUCTURE

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business. (see “PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 33 of this annual report);

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

●	Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. (see “Although the audit report included in this annual report is prepared by an auditor who are currently inspected by the Public Company Accounting Oversight Board (the “PCAOB”), there is no guarantee that future audit reports will be prepared by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as Nasdaq, may determine to delist our securities. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two” on page 34 of this annual report);

●	The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation. (see “The recent joint statement by the SEC, proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate and the U.S. House of Representatives, all call for additional and more stringent criteria to be applied to emerging market companies. These developments could add uncertainties to our business operations, share price and reputation” on page 36 of this annual report);

●	There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business. (see “There may be changes in the regulations of PRC government bodies and agencies relating to VAT collection procedure and ACTCS business” on page 37 of this annual report);

●	Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business. (see “Failure to comply with laws and regulations applicable to our business could subject us to fines and penalties and could also cause us to lose customers or otherwise harm our business” on page 37 of this annual report);

●	In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations. (see “In light of recent events indicating greater oversight by the Cyberspace Administration of China, or CAC, over data security, particularly for companies seeking to list on a foreign exchange, we are subject to a variety of laws and other obligations regarding cybersecurity and data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, our listing on NASDAQ, financial condition, and results of operations” on page 38 of this annual report);

●	The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations. (see “The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with an offering under PRC rules, regulations, or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval. As a result, both you and us fact uncertainty about future actions by the PRC government that could significantly affect our business, our listing on Nasdaq, financial condition and results of operations” on page 39 of this annual report);

●	Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC. (see “Changes in the policies of the PRC government could have a significant impact upon our ability to operate profitably in the PRC” on page 41 of this annual report);

●	Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all. (see “Because our business is dependent upon government policies that encourage a market-based economy, change in the political or economic climate in the PRC may impair our ability to operate profitably, if at all” on page 41 of this annual report);

●	PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable. (see “PRC laws and regulations governing our current business operations are sometimes vague and uncertain and any changes in such laws and regulations may impair our ability to operate profitable” on page 41 of this annual report);

●	Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations. (see “Changes in China’s macroeconomic, socio-political conditions or government policies could have a material adverse effect on our business and results of operations” on page 42 of this annual report);

●	Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. (see “Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations” on page 42 of this annual report);

●	We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations. (see “We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of Internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” on page 43 of this annual report);

●	Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment. (see “Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment” on page 43 of this annual report);

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment. (see “Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment” on page 43 of this annual report);

●	Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties. (see “Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties” on page 44 of this annual report);

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. (see “The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China” on page 44 of this annual report);

●	PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law. (see “PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiary’s ability to increase its registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law” on page 44 of this annual report);

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions. (see “Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions” on page 45 of this annual report);

●	If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders. (see “If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” on page 45 of this annual report);

●	We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary. (see “We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiary to us through our Hong Kong subsidiary” on page 46 of this annual report);

●	Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future. (see “Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future” on page 46 of this annual report);

●	Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless. (see “Any actions by the Chinese government, including any decision to intervene or influence the operations of the operating entities or to exert control over any offering of securities conducted overseas and/or foreign investment in China-based issuers, may cause us to make material changes to the operations of the PRC operating entities, may limit or completely hinder our ability to offer or continue to offer securities to investors, and may cause the value of such securities to significantly decline or be worthless” on page 47 of this annual report);

●	The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors. (see “The PRC government exerts substantial influence over the manner in which we and our PRC subsidiaries must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we or our PRC subsidiaries are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchanges, which would materially affect the interest of the investors” on page 48 of this annual report);

●	To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets. (see “To the extent cash or assets of our business, or of our PRC or Hong Kong subsidiaries, is in PRC or Hong Kong, such cash or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong, due to interventions in or the imposition of restrictions and limitations by the PRC government to the transfer of cash or assets” on page 48 of this annual report);

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless. (see “There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.” on page 48 of this annual report);

RISKS RELATED TO OUR ADSs

●	The trading price of our ADSs may be volatile, which could result in substantial losses to investors. (see “The trading price of our ADSs may be volatile, which could result in substantial losses to investors” on page 49 of this annual report);

●	Techniques employed by short sellers may drive down the market price of our ADSs. (see “Techniques employed by short sellers may drive down the market price of our ADSs” on page 50 of this annual report);

●	If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline. (see “If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline” on page 50 of this annual report);

●	We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment. (see “We cannot assure you that our existing dividend policy will not change in the future or the amount the dividends that you may receive, and as such, you must rely on price appreciation of our ADSs for return on your investment” on page 50 of this annual report);

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline. (see “Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline” on page 51 of this annual report);

●	We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares. (see “We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares” on page 51 of this annual report);

●	The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs. (see “The amended and restated memorandum and articles of association that we expect to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs” on page 52 of this annual report);

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law. (see “You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” on page 52 of this annual report);

●	Certain judgments obtained against us by our shareholders may not be enforceable. (see “Certain judgments obtained against us by our shareholders may not be enforceable” on page 53 of this annual report);

●	We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies. (see “We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies” on page 53 of this annual report);

●	The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs. (see “The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise any right to vote the ordinary shares which are represented by your ADSs” on page 54 of this annual report);

●	The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests. (see “The depositary for our ADSs will give us a discretionary proxy to vote the ordinary shares represented by your ADSs if you do not give proper or timely voting instructions to the depositary, except in limited circumstances, which could adversely affect your interests” on page 54 of this annual report);

●	You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you. (see “You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them if it is illegal or impracticable to make them available to you” on page 54 of this annual report);

●	You may experience dilution of your holdings due to inability to participate in rights offerings. (see “You may experience dilution of your holdings due to inability to participate in rights offerings” on page 55 of this annual report);

●	You may be subject to limitations on transfer of your ADSs. (see “You may be subject to limitations on transfer of your ADSs” on page 55 of this annual report);

●	We will incur significantly increased costs and devote substantial management time as a result of being a public company. (see “We will incur significantly increased costs and devote substantial management time as a result of being a public company” on page 55 of this annual report).

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

We have implemented certain compliance measures designed to protect the personal information and other data that we collect and process in connection with our business, including obtaining consent from potential car insurance purchasers to use their information within the scope of authorization, including data protection clauses in contracts with business partners, using consent mechanisms prior to data collection, requiring regular password updates, encrypting data transmission across systems, and removing data after completion of applicable business processes. However, since the Cybersecurity Law and relevant regulations, rules and measures are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices are or will be inconsistent with regulatory requirements. Any violation of the provisions and requirements under the Cybersecurity Law and other relevant regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our customer data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability. Furthermore, end customers may have concerns about our practices with regard to the collection, use, disclosure, or security of personal information or other privacy related matters, and any negative publicity on our information safety or privacy protection mechanism and policy, even if unfounded, could damage our reputation and brand and adversely affect our business and results of operations.

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

We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a management report on such company’s internal control over financial reporting in our annual report on Form 20-F. Our management has concluded that our internal control over financial reporting was effective as of March 31, 2026. As previously disclosed, we had identified material weaknesses in our internal control over financial reporting as of March 31, 2025, and during the year ended March 31, 2026, we implemented remediation measures and concluded that such material weaknesses have been remediated. See “Item 15. Controls and Procedures.”

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

Although we operate part of our business in mainland China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities, our auditor, CHI-LLTC, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if there is any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

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

Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three and would reduce the time before our securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the AHFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the AHFCAA, whether the Board is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC, and (2) Hong Kong. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. Our auditor, CHI-LLTC, is headquartered in Malaysia, not mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. Therefore, our auditor is not currently subject to the determinations announced by the PCAOB on December 16, 2021, and it is currently subject to the PCAOB inspections.

While our auditor is based in the Malaysia and is registered with the PCAOB and has been inspected by the PCAOB on a regular basis, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the our securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist our securities. In addition, the recent developments would add uncertainties to the listing and trading of our Class A ordinary shares and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements. It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our ADSs could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. For the fiscal years ended March 31, 2025 and 2026, we do not have substantially operations conducted by our VIEs in China, which are governed by PRC laws, rules and regulations. Our PRC subsidiaries and the VIEs are subject to laws and regulations applicable to foreign investment in China. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. In the year ended March 31, 2024, the value of the RMB depreciated by approximately 5.1% against the U.S. dollar. And in the year ended March 31, 2025, the value of the RMB depreciated by approximately 0.5% against the U.S. dollar. In the year ended March 31, 2026, the value of the RMB appreciated approximately by 4.9% against of the U.S dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future.

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

The trading price of our ADSs has ranged from US$0.84 to US$2.5 per ADS in the fiscal year ended March 31, 2026. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of Internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial decline in their trading prices. The trading performances of other Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of us or other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009, the second half of 2011, the third quarter of 2015 and the first quarter of 2016, which may have a material adverse effect on the market price of our ADSs.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2026, we had 2,570,112,530 ordinary shares outstanding. Among these shares, 44,056,049 ordinary shares are in the form of ADSs. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding are available for sale, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. To the extent shares are sold into the market, the market price of our ADSs could decline.

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

Depending upon the value of our assets, which is determined in part by the market value of our ADSs or ordinary shares, and the composition of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2026 and we do not anticipate becoming a PFIC in the foreseeable future. While we do not anticipate becoming a PFIC, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year.

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2027 or any future taxable year.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act relating to liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results periodically through press releases, distributed pursuant to the rules and regulations of the NASDAQ Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

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

As a public company, we incur additional legal, accounting and other expenses as a public reporting company. For example, we will be required to comply with additional requirements of the rules and regulations of the SEC and requirements of the NASDAQ Capital Market, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costlier. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

In April 2016, Hexindai Inc. was incorporated in Cayman Islands as a holding company. We provided online microlending business and P2P marketplace business from 2017 to 2019. As part of our major business restructuring and disposition of our P2P marketplace business in and around December 2020, which is described in greater detail below, we changed our name from Hexindai Inc. to Xiaobai Maimai Inc. to reflect our business that was built upon our social e-commerce platform. On December 3, 2021, we changed our name from Xiaobai Maimai Inc. to Akso Health Group in recognition of our focus on our new business development in the health sector. As of the date of this annual report, we are no longer engaged in the P2P marketplace businesses and are not making any new loans under the microlending business, and are no longer engaged in social e-commerce platform business, the Company currently focused on sale of medical devices business and provision of marketing promotion business.

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

On September 2, 2025, we established Tianjin Akso Technology Co., Ltd. in Tianjin Province, China, which is owned by Tianjin Akso Enterprise Management Co., Ltd.

In June 2026, the Company terminated a series of procurement and development contracts with five suppliers for functional modules of its Internet Hospital management system, due to current market conditions, technical difficulties encountered by the suppliers, and uncertainties regarding timely delivery and quality compliance. The aggregate prepaid amount of approximately USD 175.7 million has been fully refunded to the Company.

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

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd. Tianjin Wangyi Cloud Co., Ltd. also engages in the year ended March 31, 2025, the provision of marketing promotion services business through its subsidiaries. Bing optimistic about the development prospect of the medical industry and the synergy between Internet medicine and offline hospitals. The Company further acquired the remaining 50% equity interest of Tianjin Wangyi Cloud Co., Ltd. from its minority shareholders through transactions completed in June 2024 and December 2024. On December 10, 2024, the acquisition was closed upon the settlement of all consideration and, the Company currently holds 100% equity interest in Tianjin Wangyi Cloud Co., Ltd.

Corporate Information

Our principal executive offices are located at Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building, No. 44, Moscow Road, QianwanBonded Port Area, Qingdao Pilot Free Trade Zone, China (Shandong). Our telephone number at this address is +86 152 1005 4919. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Ave., Suite 204, Newark, DE 19711

B. Business Overview

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

As of the date of this annual report, Qingdao Akso has received from the PRC authorities all requisite licenses, permissions or approvals needed to engage in the resale of medical devices businesses currently conducted in China, and no permission or approval has been denied. Such licenses and permissions include business licenses, a Class II Medical Device Selling Record Certificate and a Class III Medical Device Operation License (as defined below). Pursuant to the Administrative Measures on the Operation Supervision of Medical Devices, filing and licensing are not required for the operation of Class I medical devices. Operators engaged in the resale of Class II medical devices are subject to filing administration and will receive a Class II medical device selling record certificate upon satisfaction of filing requirement and no pre-approval of the authorities is needed (the “Class II Medical Device Selling Record Certificate”). Operators engaged in the resale or distribution of Class III medical devices are subject to pre-approval licensing administration and will a receive medical device operation license upon the authorities’ approval (the “Class III Medical Device Operation License”). A Class III Medical Device Operation License is valid for five years and may be renewed six months prior to its expiration date. A Class II Medical Device Selling Record Certificate will be effective in the long term until it is revoked or canceled by the issuing authorities. Qingdao Akso obtained a Class II Medical Device Selling Record Certificate on February 25, 2022, and a Class III Medical Device Operation License, and such license will expire on March 1, 2027.

Revenue attributable to the sales of medical equipment for the fiscal year ended March 31, 2026 was nil.

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

Research and Development

Our research and development efforts are concentrated on developing AI-driven health management solutions and leveraging big data analytics to enhance our digital health platforms. This focus is integral to maintaining our leadership in smart healthcare innovation. We are also pursuing a strategic research and development program in brain-computer interface technology, which we believe represents a complementary frontier in next-generation healthcare and human-machine integration.

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

For the year ended March 31, 2026, the Company did not purchase medical devices from its suppliers.

Marketing Promotion Services

Currently, our suppliers are promotion traffic suppliers, which account for the majority of our total supplier costs. We may constantly adjust our supplier pool to optimize our procurement cost.

For the year ended March 31, 2026, three customers accounted for 31.9%, 20.6% and 10.5% for the Company’s total revenue from marketing promotion service business. For the year ended March 31, 2025, four customers accounted for 19.9%, 17.7%, 15.6% and 10.1% for the Company’s total revenue from marketing promotion service business. As of March 31, 2026, two customers accounted for 78.0% and 16.7% of the Company’s account receivable, net. As of March 31, 2025, two customers accounted for 76.9% and 16.5% of the Company’s account receivable, net.

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

For the year ended March 31, 2026, one vendor accounted for 100.0% of the Company’s purchase of marketing promotion business. For the year ended March 31, 2025, one vendor accounted for 92.0% of the Company’s purchase of marketing promotion business. There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of March 31, 2026 and 2025, respectively.

Our Customers

Sales of medical devices

Our medical devices business which includes the sale of defibrillators and anesthesia laryngoscopes primarily target medical product dealers and end-users such as hospitals. We do not currently have any long-term sale contracts with our customers. For the year ended March 31, 2026, the Company did not purchase medical devices from its suppliers.

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

For the year ended March 31, 2026, three customers accounted for 31.9%, 20.6% and 10.5% for the Company’s total revenue from marketing promotion service business. As of March 31, 2026, two customers accounted for 78.0% and 16.7% of the Company’s account receivable, net.

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

Marketing promotion service business

We believe we are well-positioned as a pioneer in the insurance technology industry, with a strategic focus on serving auto insurance carriers. Unlike certain competitors who primarily focus on client acquisition or policy issuance processes, we differentiate ourselves by leveraging internet technology and online traffic generation. Our goal is to build a leading business platform that bridges insurance brokers and carriers, facilitating their transition from traditional offline promotional methods to digital online channels.

We believe our business is distinguished by several key characteristics that we expect will contribute to our continued growth and market positioning nationally. These characteristics include:

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

On March 5, 2024, Tianjin Akso Enterprise Management Co., Ltd., our PRC subsidiary, entered into certain securities purchase agreements with four shareholders of Tianjin Wangyi Cloud Co., Ltd. and acquired 50% of the equity interests of Tianjin Wangyi Cloud Co., Ltd. The transaction closed on April 15, 2024. Tianjin Wangyi Cloud Co., Ltd. engages in the business of providing online hospital services including health consultancy services and online sales of medicines and health products through its two wholly owned PRC subsidiaries, Tian Jin Deyihui Online Hospital Co., Ltd. and Tian Jin Deyihui Clinic Co., Ltd. Being optimistic about the development prospects and synergies of combination for online and offline medical resources, the Company acquiring the remaining 50% equity interest of Tianjin Wangyi Cloud and its two wholly owned subsidiaries from the minority shareholders and started to conduct marketing promotion services in car insurance industry. The acquisition was closed on December 10, 2024 upon the settlement of consideration. Tianjin Wangyi Cloud Co., Ltd. also engages in the provision of marketing promotion services business through its subsidiaries.

Our net revenues were US$13.8 million, US$14.8 million and US$2.4 million for the fiscal years ended March 31, 2026, 2025 and 2024, respectively. We had net losses of US$18.7 million, net loss of US$135.5 million and net loss of US$9.5 million for the years ended March 31, 2026, 2025, and 2024, respectively.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of commission service from social E-commerce business and interest income from microlending business and other related services for the fiscal years ended March 31, 2023 and 2024 has been accounted for retroactively in the consolidated statement of operations for all the periods presented. Results from these discontinued operations, net of income tax, were losses of nil, nil and US$ 0.4 million for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

Key Components of Results of Operations

Revenues

Revenues are from the sale of medical devices business. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	2026		2025		2024
		% of		% of		% of
	Amount	revenues	Amount	revenues	Amount	revenues
Revenues
Sale of medical devices revenue	$—	0%	$415,020	3%	$2,416,797	100%
Marketing promotion service revenue	13,835,063	100%	14,366,602	97%	—	0%
Total revenues	$13,835,063	100%	$14,781,622	100%	$2,416,797	100%
Business and sales related taxes	3,159	0%	3,824	0%	2,459	0%
Net Revenues	$13,831,904	100%	$14,777,798	100%	$2,414,338	100%

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

Operating expenses

Operating expenses primarily consist of sales and marketing expenses, general and administrative expenses. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Fiscal Years Ended March 31,
	2026	2025	2024
Operating expenses
Sales and marketing expenses	$—	$—	$168,421
General and administrative expenses	3,988,741	3,641,446	8,591,751
Impairment of goodwill and intangible assets	16,700,276	162,381,380	—
Total operating expenses	$20,689,017	$166,022,826	$8,760,172

Sales and marketing expenses

Sales and marketing expenses consist primarily of promotion and advertising expenses and other daily expenses which are related to the selling and marketing departments. Advertising expenses are expensed as incurred and were nil, nil and US$0.2 million for the years ended March 31, 2026, 2025 and 2024, respectively.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our management, professional service fees, depreciation and amortization expenses; provisions made for uncollected receivables.

Impairment of goodwill and intangible assets

Impairment of goodwill and intangible assets mainly consist of goodwill impairment and intangible assets impairment from acquired Tianjin Wangyi reporting unit. The Company recognized impairment loss for intangible assets of US$5.6 million,US$121.1 million and nil for the years ended March 31, 2026, 2025 and 2024, respectively. For the years ended March 31, 2026, 2025 and 2024, the amount of goodwill impairment the Company recognized were US$11.1 million, US$41.4 million and nil, respectively.

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

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company does not believe that there was any uncertain tax position at March 31, 2026 and 2025.

	For years ended March 31,
	2026	2025	2024
Net Revenues	$13,831,904	$14,777,798	$2,414,338
Cost of revenue	13,843,219	15,059,324	2,292,206
Gross Profit	$(11,315)	$(281,526)	$122,132
OPERATING EXPENSE
Sales and marketing	$—	$—	$168,421
General and administrative	3,988,741	3,641,446	8,591,751
Impairment of goodwill and intangible assets	16,700,276	162,381,380	—
Total Operating Expenses	$20,689,017	$166,022,826	$8,760,172
LOSS FROM CONTINUING OPERATIONS	(20,700,332)	(166,304,352)	(8,638,040)
Total other (expenses) income, net	$(4,113)	$34,073	$(453,751)
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(20,704,445)	(166,270,279)	(9,091,791)
(BENEFIT) PROVISON FOR INCOME TAXES	(1,988,264)	(30,801,146)	24,988
NET LOSS FROM CONTINUING OPERATIONS	$(18,716,181)	$(135,469,133)	$(9,116,779)
Net loss from discontinued operations, net of income taxes	$—	$—	$(3,884)
Loss from disposal of discontinued operations, net of income taxes	—	—	(395,914)
Total loss from discontinued operations	—	—	(399,798)
NET LOSS	$(18,716,181)	$(135,469,133)	$(9,516,577)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2025. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

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

The following table sets forth our revenues breakdown for the periods indicated:

	For the years ended March 31,
	2026	2025	2024
Revenues(1)
Sale of medical devices revenue	$—	$415,020	$2,416,797
Marketing promotion service revenue	13,835,063	14,366,602	—
Total revenues	$13,835,063	$14,781,622	$2,416,797
Business and sales related taxes	3,159	3,824	2,459
Net Revenues	$13,831,904	$14,777,798	$2,414,338

(1)	Represents amounts net of VAT.

Fiscal Year Ended March 31, 2026 Compared to Fiscal Year Ended March 31, 2025

Net revenues Net revenues generated for the fiscal year ended March 31, 2026 was approximately US$13.8 million, representing a decrease of US$0.9 million or 6.4% from approximately US$14.8 million for the fiscal year ended March 31, 2025.

Sale of medical devices Revenue from medical devices was nil for the year ended March 31, 2026, decrease representing a decrease of US$0.4 million or 100% from approximately US$0.4 million for the year ended March 31, 2025, the decrease was primarily due to decrease of market demand in fiscal year 2026.

Marketing promotion service Revenue from marketing promotion service was approximately US$13.8 million for the year ended March 31, 2026, representing a decrease of US$0.5 million or 3.7% from approximately US$14.4 million for the year ended March 31, 2025, the decrease was primarily due to the fluctuations in market demand and intense market competition.

Cost of revenue Cost of revenue for the year ended March 31, 2026 were approximately US$13.8 million, representing a decrease of US$1.2 million or 8.1% from approximately US$15.1 million for the year ended March 31, 2025. The decrease of cost was primarily due to the decrease of revenue from marketing promotion service business.

Costs of medical devices Costs of revenue for sales of medical devices business was nil for the year ended March 31, 2026, representing a decrease of US$0.4 million or 100% from US$0.4 million for the year ended March 31, 2025. The decrease of costs related to medical devices business was in line with the decrease of revenue from sale of medical devices.

Costs of Marketing promotion service Cost of revenue for marketing promotion service was approximately US$13.8 million for the year ended March 31, 2026, representing a decrease of US$0.8 million or 5.5% from US$14.7 million for the year ended March 31, 2025. The Company started its marketing promotion service business since April 2024 and the decrease of costs was in line with the decrease of revenue from marketing promotion service business.

Gross profit Gross profit for the year ended March 31, 2026 was US$(11,315) compared with US$(0.3) million for the year ended March 31, 2025. The changes in gross profit was mainly due to improvement of gross profit from marketing promotion business.

Gross profit for Sales of medical devices The gross profit from sales of medical devices business was nil for the year ended March 31, 2026, compared with that of US$12,120 in the year ended March 31, 2025. The decrease was mainly due to decrease of revenue from sales of medical devices affecting by decrease of market demand. The Company had no revenue from sales of medical devices in fiscal year 2026.

Gross profit for Marketing promotion service business The gross profit from marketing promotion service business was US$(11,315) for the year ended March 31, 2026, compared with US$(0.3) million for the year ended March 31, 2025. The Company started the marketing promotion service business in fiscal year 2025, and changes in gross profit was mainly due to improvement in conversion rate

Gross margin The gross margin was (0.1)% in the year ended March 31, 2026, compared with (1.9)% in the year ended March 31, 2025. The changes was mainly due to gross margin improvement from marketing promotion business.

Gross margin for Sales of medical devices The gross margin from sales of medical devices business was nil for the year ended March 31, 2026, compared with 2.9% for the year ended March 31, 2025. The decrease was mainly due to decrease of revenue from sales of medical devices in fiscal year 2026.

Gross margin for Marketing promotion service business The gross margin from marketing promotion service business was (0.1)% for the year ended March 31, 2026, compared with (2.0)% for the year ended March 31, 2025. The Company started the marketing promotion service business in fiscal year 2025, and the changes in gross margin was mainly due to improvement in conversion rate.

Operating expenses Total operating costs and expenses for the year ended March 31, 2026 were approximately US$20.7 million, representing a decrease of 145.4 million or 87.5% from approximately US$166.0 million for the year ended March 31, 2025. The decrease was primarily due to a decrease of US$145.7 million or 89.7% in impairment of goodwill and intangible assets, offsetting by an increase of US$0.3 million or 9.5% in general and administrative expenses.

General and administrative expenses General and administrative expenses for the year ended March 31, 2026 was approximately US$4.0 million, representing an increase of US$0.3 million or 9.5%, from approximately US$3.6 million for the year ended March 31, 2025. The increase was primarily attributable to i) an increase of approximately US$0.2 million amortization, and ii) an increase of US$0.1 million in staff costs, iii) an increase of US$0.2 million in provision for doubtable accounts and iv) offsetting by a decrease of approximately US$0.1 million in professional service fee.

Impairment of goodwill and intangible assets Impairment of goodwill and intangible assets for the year ended March 31, 2026 was US$16.7 million, representing a decreased of US$145.7 million or 89.7% from US$162.4 million for the year ended March 31, 2025. The decrease was mainly due to i) a decrease of US$30.3 million from goodwill impairment and ii) a decrease of US$115.5 million from intangible assets impairment. All the impairment loss was related to the acquisition of Tianjin Wangyi in fiscal year 2025.

●	Impairment on acquired Internet Hospital License

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

As of March 31, 2026, the Company performed impairment assessment and determined that sufficient indicators of potential impairment existed to require an impairment analysis for the Internet Hospital License acquired. The indicators included: i) in the first half of fiscal year 2026, the Company entered into development agreements with 5 vendors to develop multiply functional modules for its Internet Hospital business and US$175.7 million advance payments was made for capital expenditures and all functional modules were expected to be delivered to the Company around September 2026. In late February 2026, global supply chain disruptions driven by international macroeconomic factors resulted in significant cost increases. The vendors notified the Company that they could no longer achieve the agreed technical specifications within the original contractual cost framework. The Company evaluated the situation and concluded that continuing the project under the current arrangements was no longer commercially viable. Consequently, in June 2026, the Company terminated the development agreements with all venders, and all advanced payment of US$175.7 million was refunded in the same months; ii) in the second half of fiscal year 2026, emerging policy tightening signals introduced material uncertainty into the Internet Hospital business commercialization landscape, impacting the initial valuation assumptions based on prevailing market conditions and industry projections at acquisition time; iii) affecting by above reasons, Company cut down its office lease space to half and cut down almost 90% of its staff for Internet Hospital business. Based on the results of the recoverability test, the Company determined that the carrying value of the Tianjin Wangyi’s asset group exceeded its undiscounted cash flows and was therefore not recoverable. The Company then compared the fair value of the asset group to its carrying value and determined the impairment loss. The impairment loss was allocated to the carrying values of the long-lived assets but not below their fair values. The Company estimated the fair value of the Internet Hospital License under an income approach. Based on the analysis, the Company recorded an impairment charge of US$5.6 million on purchased intangible assets, which represented a fully impairment on the purchased Internet Hospital License as of March 31, 2026.

●	Impairment on goodwill

The Company initiated its annual goodwill impairment analysis on annual basis as of March 31, 2026 and concluded that fair value was below carrying value for the Tianjin Wangyi reporting unit. The fair value of the Tianjin Wangyi reporting unit was based on the income approach.

The decline in the estimated fair value of the Tianjin Wangyi reporting unit results from lower projected revenue growth rates and profitability levels. The lower projected operating results were mainly the result of full impairment of Hospital Internet License mentioned above, market trends and expected deal synergies and other expectations about the anticipated short-term and long-term operating results of the healthcare business. These assumptions incorporate the Company’s analysis of what it believes were accounting improprieties, incomplete disclosures and misrepresentations at Tianjin Wangyi that occurred prior to the Tianjin Wangyi acquisition with respect to Tianjin Wangyi’s pre-acquisition business and related operating results. Based on the results of the recoverability test, the Company determined that the carrying value of the Tianjin Wangyi asset group exceeded its undiscounted cash flows and was therefore not recoverable. The Company then compared the fair value of the asset group to its carrying value and determined the impairment loss. And as a result, the Company recorded a goodwill impairment charge of approximately US$11.1 million for the year ended March 31, 2026.

Total other (expenses) income, net Our total other (expenses) income, net was US$(4,113) for the fiscal year ended March 31, 2026, compared with total other income, net of US$34,073 in the fiscal year ended March 31, 2025, the changes was primarily attributable to decrease of interest income.

(Benefit) provision for income tax The income tax benefit was approximately US$2.0 million in the fiscal year ended March 31, 2026, compared to income tax benefit of approximately US$30.8 million for the fiscal year ended March 31, 2025. The income tax benefit generated from intangible assets recognized in the business acquisition. The decrease was mainly due to impairment of acquired patents in fiscal year 2025.

Net loss from continuing operations Loss from continuing operations, net of income taxes, for fiscal year ended March 31, 2026, was approximately US$18.7 million, compared to US$135.5 million in the same prior period of fiscal year 2025. Net loss from continuing operations was mainly resulted from impairment of goodwill and intangible assets.

Net income from discontinued operations, net of income taxes Net income from discontinued operations, net of income taxes, was nil and nil for fiscal year ended March 31, 2026 and 2025, respectively.

Net loss As a result of the above factors, the Company had net loss of US$18.7 million for the fiscal year ended March 31, 2026, compared to net loss of US$135.5 million for the fiscal year ended March 31, 2025.

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

Changes in Financial Position

As of March 31, 2026, our cash and cash equivalents were US$0.2 million, representing a decrease of US$176.0 million from US$176.2 million as of March 31, 2025. For the fiscal year ended March 31, 2026, our net cash used in operating activities was US$12.8 million, compared with cash provided by operating activities of US$1.2 million in the year ended March 31, 2025; out net cash used in investing activities was US$163.5 million in the year ended March 31, 2026, compared to net cash of US$106.0 used in investing activities for the year ended March 31, 2025; and net cash provided by financing activities was US$0.4 million for the year ended March 31, 2026, compared to net cash of US$195.9 million provided by financing activities for the year ended March 31, 2025. The cash used in investing activities was mainly capital expenditures paid for the development of multiply functional modules related to the Company’s Internet Hospital business.

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

Recent Accounting Pronouncements

In January 2025, the FASB issued ASU 2025—01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220—40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024—03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024—03, “Income Statement—Reporting Comprehensive Income (Subtopic 220—40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025—01, which revises the effective date of ASU 2024—03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive loss (income) and consolidated statements of cash flows.

Recent Developments

March 5, 2024 Private Placement

On March 5, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain non—affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 37,100,000 of its American Depositary Shares (“ADSs”) representing 111,300,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering, and warrants (“Warrants”) to purchase 222,600,000 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $49.34 million (the “Offering”).

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti—dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. The Company intended to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on March 7, 2024. On September 8, 2025, the warrants were exercised on cashless basis and resulting issuance of 155,820,000 ordinary shares in the year ended March 31, 2026.

November 4, 2024 Private Placement

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non—U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six—month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti—dilution provisions reflecting stock dividends and splits or other similar transactions. The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA. On September 8, 2025, the warrants were exercised on cashless basis and resulting issuance of 758,709,000 ordinary shares in the year ended March 31, 2026

B. Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, the loans from third parties and shareholder, and proceeds from private placement and short term loan from related party. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of March 31, 2026, 2025 and 2024, we had US$0.2 million, US$176.2 million, and US$85.2 million, respectively, in cash on hand and cash deposited with banks. As of March 31, 2026, 2025 and 2024, our working capital amounted to US$180.8 million, US$182.3 million, and US$138.4 million, respectively. Otherwise, in June 2026, we received a total of US$175.7 million refund from vendors due to termination of development agreements. As a result, we believe that our current cash, cash flows provided by operating activities and net proceeds from our financing activities will be sufficient to meet our working capital needs in the next 12 months from the date of this annual report on Form 20-F.

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

C. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended March 31, 2026 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position with the Company
Executive Directors and Officers:
Yilin (Linda) Wang	39	Chairwoman and Chief Executive Officer
Zhongliang Xie	55	Chief Financial Officer
Wenjuan (Vivian) Liu	39	Director
Non-Executive Directors:
Stephen P. Brown	66	Independent director
Zhe Liu	41	Independent director
Jianqiang Xu	62	Independent director

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

Mr. Zhongliang Xie, aged 55, has served as our chief financial·officer·since Aprill 2025. He has served as the General Manager of Zhongxingcai Guanghua Certified Public Accountants Shaanxi Branch since 2019. He previously served as the General Manager of Beijing Xinghua Certified Public Accountants Xi’an Branch from 2008 to 2018, and as the Finance Manager of Zhongyi Far East Import & Export Co., Ltd. from 2005 to 2008. Mr. Xie has also been the signing CPA and lead audit partner for several bond issuance and annual report projects in China. In addition, he has served as the lead audit partner for the listing and annual reports of numerous companies listed on the National Equities Exchange and Quotations (NEEQ) of China. Mr. Xie is a Chinese Certified Public Accountant (CPA), Certified Asset Appraiser, Chinese Certified Cost Engineer, and a fellow of the International Association of Accountants (FAIA).

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

Mr. Jianqiang Xu, aged 62, has extensive experience in neurosurgery and hospital administration. Mr. Xu currently serves as Director of the Department of Neurosurgery, Vice President, and President of Fengfeng Group General Hospital, a Class III Grade A hospital in China since 2016. He specializes in the microsurgical treatment of intracranial and intraspinal tumors. Mr. Xu has published more than 40 academic papers in core journals and SCI-indexed publications and has edited four professional books. He has also spoken at certain provincial, national, and international neurosurgery and trauma conferences in September 2017. Mr. Xu received a bachelor’s degree in Medicine in 1986 and a master’s degree in Surgery in June 2001.

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

B. Compensation

For the fiscal year ended March 31, 2026, we paid an aggregate of approximately US$265,138 in cash to our executive officers and directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For incentive share grants to our officers and directors, see “Item 7. Major Shareholders and Related Party Transactions-B. Compensation-Share Incentive Plan.”

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

Granted Options and Restricted Share Units As of March 31, 2025, the aggregate numbers of our ordinary shares underlying our outstanding options and restricted share units were nil and nil, respectively. For the fiscal year ended March 31, 2026, nil of the options granted had been vested, and nil of the restricted share units granted had been vested. As of March 31, 2026, none of the options granted had been exercised, and none of the restricted share units granted had vested.

The following table summarizes, as of March 31, 2026, the outstanding options granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
	Ordinary Shares	Exercise
	Underlying	Price	Date of	Date of
Name	Options	(US$/Share)	Grant	Expiration
Yilin (Linda) Wang	-	-	-	-
Wenjuan (Vivian) Liu	-	-	-	-
Zhongliang Xie	-	-	-	-
Stephen P. Brown	-	-	-	-
Zhe Liu	-	-	-	-
Jianqiang Xu	-	-	-	-

The following table summarizes, as of March 31, 2026 the outstanding restricted share units granted to the individual executive officers and directors named below and to other individuals as a group.

Number of
Ordinary Shares
Underlying
	Restricted Share	Date of	Date of
Name	Units	Grant	Expiration
Yilin (Linda) Wang	-	-	-
Wenjuan (Vivian) Liu	-	-	-
Zhongliang Xie	-	-	-
Stephen P. Brown	-	-	-
Zhe Liu	-	-	-
Jianqiang Xu	-	-	-

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

Audit Committee. Our audit committee consists of three members and is chaired by Mr. Stephen P. Brown. Each of Mr. Stephen P. Brown, Mr. Zhe Liu and Mr. Jianqiang Xu satisfies the “independence” requirements of the listing rules of NASDAQ and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Stephen P. Brown qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of three members and is chaired by Mr. Jianqiang Xu. Each of Mr. Jianqiang Xu, Mr. Stephen P. Brown and Mr. Zhe Liu satisfies the “independence” requirements of the listing rules of NASDAQ. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our executive officers may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of three members and is chaired by Mr. Zhe Liu. Each of Mr. Zhe Liu, Mr. Stephen P. Brown and Mr. Jianqiang Xu satisfies the “independence” requirements of the listing rules of NASDAQ. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We had 9, 27 and 12 full-time employees as of March 31, 2024, 2025 and 2026, respectively. None of our employees are represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

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

The calculations in the table below assume there are 2,570,112,530 ordinary shares (including 2,562,131,730 Class A ordinary shares and 7,980,800 Class B ordinary shares) outstanding as of the date of this annual report.

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

Ordinary shares beneficially owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on as-converted basis	% of total ordinary shares on as-converted basis (2)	% of aggregate voting power (3)
Directors and Executive Officers (1):
Yilin (Linda) Wang (4)	-	-	-	-	-
Stephen P. Brown (5)	-	-	-	-	-
Zhe Liu (6)	-	-	-	-	-
Jianqiang Xu (7)	-	-	-	-	-
Zhongliang Xie	-	-	-	-	-
Wenjuan (Vivian) Liu	-	-	-	-	-
All directors and executive officers as a group	-	-	-	-	-
Principal Shareholders:
Webao Limited (8)	-	7,980,800	7,980,800	0.3	5.9

Notes:

*	Less than 1% of our total outstanding ordinary shares.

(1)	Except for Mr. Stephen P. Brown, the business address of our directors and executive officers is Room 515, Floor 5, Jia No. 92-4 to 24 Jianguo Road Chaoyang District, Beijing 100020, People’s Republic of China.

(2)	For each person and group included in this column, percentage ownership is calculated by dividing the number of Class A and Class B ordinary shares beneficially owned by such person or group by the sum of the total number of Class A and Class B ordinary shares outstanding, which is 2,570,112,530 ordinary shares (including 2,562,131,730 Class A ordinary shares and 7,980,800 Class B ordinary shares) as of the date of this annual report, plus the number of Class A and Class B ordinary shares such person or group has the right to acquire upon the exercise of options, warrants or other rights within 60 days after as of the date of this annual report. We use the conversion rate of 1:1 for the incentive shares for the purpose of calculating the beneficial ownership of our ordinary shares. Vested incentive shares convert to ordinary shares of our company at a 1:1 conversion rate, subject to payment of the reserve amount, which was calculated by us to be our good faith estimate of the fair market value of our ordinary shares (or equivalent thereof) at the time of the grant of such incentive shares.

(3)	For each person or group included in this column, the percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group as of the date of this annual report with respect to all of our outstanding Class A and Class B ordinary shares as one class as of the date of this annual report. Each holder of Class A ordinary shares is entitled to one vote per share, subject to the limitations set forth in “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares.” Each holder of our Class B ordinary shares is entitled to 20 votes per share on all matters subject to a shareholder’s vote. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. The total voting power of the Class B Holders is limited. See “Item 10. Additional Information-B. Memorandum and Articles of Association-Ordinary Shares.”

(4)	Ms. Yilin (Linda) Wang does not hold any ordinary share in our company.

(5)	The business address of Mr. Stephen P. Brown is 9 Bent Oak Coto de Caza, CA 92679.

(6)	The business address of Mr. Zhe Liu is 101, Unit 2, Building 3, Block C, No. 35, Beicheng Road, Xinhua District, Shijiazhuang, Hebei Province, People’s Republic of China.

(7)	The business address of Jianqiang Xu is No. 5, Junmin Road, Xinshi District, Handan City, Hebei Province, China.

(8)	Represents 7,980,800 Class B ordinary shares held by Webao Limited. The registered office address of Webao Limited is 12 / F, Santai building, 137-139 Connaught Road Central, Hong Kong.

To our knowledge, on the same basis of calculation as above, approximately 1.7% of our total outstanding Class A ordinary shares were held by one record shareholder in the United States, namely, Citibank, N.A., which held 44,056,049 Class A ordinary shares represented by 14,685,350 ADSs. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

B. Related Party Transactions

Contractual Arrangements and Corporate Structure

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC. As used in this annual report, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Akso Health” refer to Akso Health Group, a company organized in the Cayman Islands; and the “VIE” refers respectively to our former variable interest entity and its subsidiaries, Wusu Hexin Yongheng Trading Co., Ltd, Hexin Digital Technology Co., Ltd. and Beijing Hexin Jiuding Technology Co., Ltd.

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

On August 26, 2021, the Company entered into a loan agreement with Webao Limited, the majority shareholder of the Company, for a loan of US$2.0 million with a 0% annual interest rate. The loan term is 1 year. In August 2022, the loan was extended one year to August 27, 2023. In August 2023, the loan was extended one more year to August 27,2024. In August 2024, the loan was extended one more year to August 26, 2025. In August, 2025, the loan was extended one more year to August 26, 2026, and in February 2026, the loan was further amended to be due on demand. As of March 31, 2026, the balance of amount due to related parties was US$2.0 million.

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

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti-dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. On September 8, 2025, the warrants were exercised on cashless basis and resulting issuance of 155,820,000 ordinary shares in the year ended March 31, 2026.

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

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.  On September 8, 2025, the warrants were exercised on cashless basis and resulting issuance of 758,709,000 ordinary shares in the year ended March 31, 2026.

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

A non-corporate recipient will be subject to tax at preferential tax rates applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our stock (or ADSs representing such stock) is readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC tax resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. The ADSs are readily tradable on the NASDAQ Capital Market, and as such, we believe that dividends paid on the ADSs constitute qualified dividend income. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. Our ordinary shares are not traded on an established securities market in the United States. Accordingly, we do not believe that dividends paid on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate.

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

Based on the projected composition of our assets and income, we do not believe that we were a PFIC for our taxable year ended March 31, 2026 and we do not anticipate becoming a PFIC for our taxable year ending March 31, 2027. While we do not anticipate becoming a PFIC, because the value of our assets for purposes of the PFIC asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or any subsequent taxable year. The determination of whether we will become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Additionally, although the law in this regard is unclear, we treat our VIE as being owned by us for U.S. federal income tax purposes, not only because we exercise effective control over the operation of such entity but also because we are entitled to substantially all of its economic benefits, and, as a result, we consolidate their results of operation in our combined and consolidated financial statements. Whether we are a PFIC is a factual determination and we must make a separate determination each taxable year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our taxable year ending March 31, 2027 or any future taxable year. If we are classified as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, we generally will continue to be treated as a PFIC, unless you make certain elections, for all succeeding years during which you hold our ADSs or ordinary shares even if we cease to qualify as a PFIC under the rules set forth above. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the NASDAQ Capital Market, which is a qualified exchange for these purposes. If the ADSs are regularly traded, and the ADSs qualify as “marketable stock” for purposes of the mark-to-market rules, then the mark-to-market election might be available to you if we were to become a PFIC.

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

We are subject to periodic reporting and other information requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” Under the Exchange Act, we are required to file reports and other information with the SEC, including filing annually a Form 20-F within four months after the end of each fiscal year, which is March 31. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Substantially all of our revenue and substantially all of our expenses are denominated in RMB. In our consolidated financial statements, our financial information that uses RMB as the functional currency has been translated into U.S. dollars. Due to foreign currency translation adjustments, we had a foreign exchange loss of US$0.2 million for the fiscal year ended March 31, 2024, a foreign exchange translation gain of US$ 0.3 million for the fiscal year ended March 31, 2025, and a foreign exchange translation gain of US$0.5 million for the fiscal year ended March 31, 2026. Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. In fiscal year 2024, the value of RMB depreciated by approximately 5.1% against U.S. dollar. In fiscal year 2025, the value of RMB depreciated by approximately 0.5% against U.S dollar. In fiscal year 2026, the value of RMB appreciated by 4.9% against U.S dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

As of March 31, 2026, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, our disclosure controls and procedures were effective.

(b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act of 1934. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Our management has assessed the effectiveness of our internal control over financial reporting as of March 31, 2026, using the criteria described in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our management concluded that our internal control over financial reporting was effective.

Remediation of Previously Reported Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As previously disclosed in our Annual Report on Form 20-F as of and for the year ended March 31, 2025, management of the Company concluded that we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

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

This material weakness could result in a substantial misstatement of all account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. During the year ended March 31, 2026, we continued taking steps to successfully remediate this material weakness and to strengthen our control environment. The steps taken to remediate the deficiencies mentioned above included:

●	Implementation of a mandatory standardized documentation template across all key financial processes, and assigned formal ownership to each process owner with quarterly update requirements.

●	Implementation a formal valuation review checklist, requiring independent second-level approval by the Corporate Controller for all purchase price allocations, and engaging external valuation specialist to validate key assumptions if needed.

●	Implementation of a formalized change management policy covering all relevant systems, with documented requirements for change requests, approvals, testing, and post-implementation reviews. During the fiscal year, the Company completed a comprehensive ITGC assessment covering user access management, change management, system security, and data backup controls.

●	Realigned roles and responsibilities to establish clear functional boundaries, separating accounting, business development, and operations duties to the extent practicable given its current size. Specifically, the Company reassigned incompatible functions—such as transaction initiation, authorization, custody of assets, and recordkeeping—to different individuals, and for areas where full segregation remains impractical, implemented compensating controls including mandatory supervisory review and independent approval of all significant transactions. Additionally, the Company formally documented all role assignments, approval matrices, and delegated authorities to ensure clarity and accountability across both the holding company and its subsidiaries. The Company also engaged an external SOX compliance advisor to assist management in enhancing the design and documentation of its internal control framework.

●	Implemented a multi-level supervisory review framework for financial reporting, requiring review and approval by senior finance management for all material journal entries, account reconciliations, and financial statement disclosures, with all approvals documented and retained. The Company established and maintained documented policies for financial reporting, internal audit functions, and finance staff training, and completed a formal internal control assessment documented in a management report on internal control over financial reporting. Finance staff training was conducted with attendance records maintained. The Company also engaged an external SOX compliance advisor to assist with control documentation and testing. All periodic financial statements were reviewed and approved by the Audit Committee.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2026 and concluded that, through this assessment, the previously identified material weakness has been remediated as of March 31, 2026. However, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with applicable policies, processes and documentation requirements may deteriorate.

Attestation Report of the Independent Registered Public Accounting Firm

The accompanying Attestation Report of the Independent Registered Public Accounting Firm expresses an opinion on the effectiveness of the Company’s internal control over financial reporting as of March 31, 2026. The Company is required to include the auditor’s attestation report on internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and the applicable rules of the Securities and Exchange Commission.

Changes in Internal Control over Financial Reporting

As described in “—(b) Management’s Annual Report on Internal Control Financial Reporting” above, our management has determined that these controls were designed and are now operating effectively and concluded that the material weakness in our internal control over financial reporting reported as of March 31, 2025, has been remediated as of March 31, 2026. Based upon that evaluation, other than in respect of the changes described above, there was no change in our internal control over financial reporting during the year ended March 31, 2026, that has materially affected, or is reasonably likely to affect, our internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of three members and is chaired by Mr. Stephen P. Brown. Each of Mr. Stephen P. Brown, Mr. Zhe Liu and Mr. Jianqiang Xu satisfies the “independence” requirements of the listing rules of NASDAQ and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that each of Mr. Stephen P. Brown qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in November 2017. We have posted a copy of our code of business conduct and ethics on our website at www.ahgtop.com/en/index.html

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by the categories specified in connection with certain professional services rendered by CHI-LLTC for the year ended March 31, 2026 and by Onestop Assurance PAC for the year ended March 31, 2025 and for the six months ended September 30, 2025. We did not pay any other fees to our auditor during the periods indicated below.

	Years ended March 31,
	2026	2025
Audit fees (1)	$260,700	$228,000
Audit-related fees (2)	-	-
Tax fees (3)	-	-
All other fees	-	-
Total	$260,700	$228,000

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the review of our interim consolidated financial statements, the audit of our annual consolidated financial statements and/or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” means the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by CHI-LLTC, including audit services, audit-related services, tax services and other services as are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our purchases of outstanding ADSs as of the date of this report.

Period	Total Number of ADSs Purchased	Average Price Paid per ADS (1)	Total Number of ADSs Purchased as Part of Publicly Announced Plans or Programs (2)		Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Program (2)
December 10, 2019 to December 31, 2019	-	-	-	US$	21.01 million
January 2020	-	-	-	US$	21.01 million
February 2020	-	-	-	US$	21.01 million
March 2020	-	-	-	US$	21.01 million
April 2020	-	-	-	US$	21.01 million
May 2020	-	-	-	US$	21.01 million
June 2020	-	-	-	US$	21.01 million
From July 1, 2020 to June 30, 2023	-	-	-	US$	21.01 million

(1)	Each of our ADSs represents three ordinary shares. The average price per ADS is calculated using the execution price for each repurchase excluding commissions paid to brokers.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On May 12, 2026, the audit committee of the Board has resolved to dismiss the engagement of Onestop Assurance PAC as the Company’s independent registered public accounting firm, effective on May 12, 2026, and to appoint CHI-LLTC to serve as its independent registered public accounting firm, effective on May 12, 2026.

In the Company’s fiscal year ended March 31, 2025 annual report, the Former auditor issued an adverse ICFR opinion identifying material weaknesses as of March 31, 2025, and its financial-statement report included a going-concern uncertainty section. Except that, during the two most recent fiscal years ended March 31, 2025 and 2024, and through the subsequent interim period preceding the release, the Former Auditor had no disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

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

ITEM 18. FINANCIAL STATEMENTS

VIE Financial Information

Set forth below is selected consolidated statements of operations and cash flows for the fiscal years ended March 31, 2026, 2025 and 2024, and selected balance sheet information as of March 31, 2026, 2025 and 2024, showing financial information for the parent company Akso Health Group, the WFOE (as defined below) and WFOE’s subsidiaries (as defined below), the VIE and VIE’s subsidiaries, eliminating entries and consolidated information (in dollars). In the tables below, the column headings correspond to the following entities in the organizational diagram on page 86. See also VIE and consolidated financial information in Note 3 of our financial statements.

For the purposes of this section:

●	“Parent company” refers to Akso Health Group;

●	“WFOE and WOFE’s subsidiary” refers to Beijing Hexin Yongheng Technology Development Co., Ltd., Tianjin Haohongyuan Technology Co., Ltd. and Qindao Akso Health Management Co., Limited, Tianjin Akso Enterprise Management Co., Ltd, Tianjin Wangyi Cloud Technology Co., Ltd,Tinajin Deyihui Internet Hospital Co., Ltd,Tianjin Deyihui Clinic Co., Ltd

●	“VIE” refers to Wusu Hexin Yongheng Trading Co., Ltd, Hexin Digital Technology Co., Ltd., Beijing Hexin Jiuding Technology Co., Ltd.

●	“Other subsidiaries” refers to HX Asia Investment Limited, HX China Investment Limited, We Health Limited, We Healthy Limited,Akso Online MediTech Co., Ltd, Akso Remote Medical Consultation Centre Inc., Akso First Health Treatment Centrer Inc.,Akso Medical Cloud Limited and Akso Medi-care Limited

Selected Condensed Consolidation Schedule of Balance Sheet

	As of March 31, 2026
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	2,571	110,725	57,276	—	—	170,572
Intercompany receivables (1)	184,752,062	—	—	—	(184,752,062)	—
Total current assets	184,754,633	185,876,970	3,666,613	—	(184,752,062)	189,546,154
Total non—current assets	—	—	87,231	—	—	87,231
Total Assets	184,754,633	185,876,970	3,753,844	—	(184,752,062)	189,633,385
Intercompany payables (1)	—	191,638,037	157,628,309	—	(349,266,346)	—
Total current liabilities	3,820,021	192,084,392	162,070,374	—	(349,266,346)	8,708,441
Total non—current liabilities	—	—	2,565	—	—	2,565
Total Liabilities	3,820,021	192,084,392	162,072,939	—	(349,266,346)	8,711,006
Total Shareholders’ Equity	180,934,612	(6,207,058)	(158,307,226)	—	164,514,284	180,934,612
Non—controlling interests	—	(364)	(11,869)	—	—	(12,233)
Total Liabilities and Equity	184,754,633	185,876,970	3,753,844	—	(184,752,062)	189,633,385

	As of March 31, 2025
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	2,279	176,131,613	95,982	-	-	176,229,874
Intercompany receivables (1)	202,627,825	-	-	-	(202,627,825)	-
Total current assets	202,630,104	176,131,613	19,991,000	-	(202,627,825)	196,124,892
Total non-current assets	—	-	18,828,433	-	-	18,828,433
Total Assets	202,630,104	176,131,613	38,819,433	-	(202,627,825)	214,953,325
Intercompany payables (1)	—	182,209,467	160,420,715	-	(342,630,182)	-
Total current liabilities	3,510,959	182,302,284	170,629,846	-	(342,630,182)	13,812,907
Total non-current liabilities	—	-	1,989,282	-	-	1,989,282
Total Liabilities	3,510,959	182,302,284	172,619,128	-	(342,630,182)	15,802,189
Total Shareholders’ Equity	199,119,145	(6,202,662)	(133,799,695)	-	140,002,357	199,119,145
Non-controlling interests	—	31,991	-	-	-	31,991
Total Liabilities and Equity	202,630,104	176,131,613	38,819,433	-	(202,627,825)	214,953,325

	As of March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (1)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Cash and cash equivalents	2,279	74,791,108	10,530,935	880,073	(1,030,378)	85,174,017
Intercompany receivables (1)	141,456,064	-	-	20,383,406	(161,839,470)	-
Total current assets	141,458,343	75,194,606	73,158,083	25,636,634	(173,429,549)	142,018,117
Total Assets	141,458,343	85,195,260	73,158,419	25,661,413	(183,455,318)	142,018,117
Intercompany payables (1)	-	121,749,699	60,538,415	-	(182,288,114)	-
Total Liabilities	3,090,959	122,266,987	67,354,488	17,647	(189,136,158)	3,593,923
Total Shareholders’ Equity	138,367,384	(37,128,537)	5,803,931	25,643,766	5,680,840	138,367,384
Non-controlling interests	-	56,810	-	-	-	56,810
Total Liabilities and Equity	141,458,343	85,195,260	73,158,419	25,661,413	(183,455,318)	142,018,117

(1)	Elimination of intercompany balances among parent company, other subsidiaries, WOFE and VIEs and their subsidiaries that we consolidate and reclassification of retroactive adjustment for discontinued operations.

Selected Condensed Consolidated Statements of Operations Data

	For the year ended March 31, 2026
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	-	13,831,904	-	-	13,831,904
Total costs and expenses	1,231,452	32,790	33,267,994	-	-	34,532,236
Loss from subsidiaries and VIEs	17,440,450	-	-	-	(17,440,450)	-
Total other expenses (income), net	(292)	3,963	442	-	-	4,113
(Loss) income from continuing operations before income tax expenses	(18,671,610)	(36,753)	(19,436,532)	-	17,440,450	(20,704,445)
Less: income tax expense (benefit)	-	-	(1,988,264)	-	-	(1,988,264)
Net (loss) income from continuing operations	(18,671,610)	(36,753)	(17,448,268)	-	17,440,450	(18,716,181)
Total gain (loss) from discontinued operations	-	-	-	-	-	-
Net (loss) income	(18,671,610)	(36,753)	(17,448,268)	-	17,440,450	(18,716,181)

	For the year ended March 31, 2025
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	415,020	14,362,778	-	-	14,777,798
Total costs and expenses	1,288,585	311,957	179,481,608	-	-	181,082,150
Loss from subsidiaries	133,688,784	-	-	-	(133,688,784)	-
Total other expenses (income), net	-	6,346	(40,419)	-	-	(34,073)
(Loss) income from continuing operations before income tax expenses	(134,977,369)	96,717	(165,078,411)	-	133,688,784	(166,270,279)
Less: income tax expense (benefit)	-	-	(30,801,146)	-	-	(30,801,146)
Net (loss) income from continuing operations	(134,977,369)	96,717	(134,277,265)	-	133,688,784	(135,469,133)
Total gain (loss) from discontinued operations	-	-	-	-	-	-
Net (loss) income	(134,977,369)	96,717	(134,277,265)	-	133,688,784	(135,469,133)

	For the year ended March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries (2)	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Total revenue, net	-	-	2,414,338	694	(694)	2,414,338
Total costs and expenses (benefits)	2,122,139	7,391,678	2,532,589	(11,798)	(982,230)	11,052,378
Loss from subsidiaries and VIEs	7,336,645	-	-	-	(7,336,645)	-
Total other income, net	-	128,983	18,809	5	(601,548)	(453,751)
(Loss) income from continuing operations before income tax expenses	(9,458,784)	(7,262,066)	(99,443)	12,497	7,716,005	(9,091,791)
Less: income tax expense	-	-	24,988	-	-	24,988
Net (loss) income from continuing operations	(9,458,784)	(7,262,066)	(124,431)	12,497	7,716,005	(9,116,779)
Total gain (loss) from discontinued operations	-	-	-	-	(399,798)	(399,798)
Net (loss) income	(9,458,784)	(7,262,066)	(124,431)	12,497	7,316,207	(9,516,577)

(2)	Reclassification of retroactive adjustment for discontinued operations

Selected Condensed Consolidation Schedule of Cash Flows

	For the year ended March 31, 2026
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidaion Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(922,097)	368,558	(12,237,761)	—	—	(12,791,390)
Net cash provided by (used in) investing activities	—	(175,663,574)	12,199,055	—	—	(163,464,519)
Net cash provided by (used in) financing activities	922,389	(572,389)	—	—	—	350,000
Intercompany receive	—	—	—	—	176,585,963	176,585,963
Intercompany payment	—	—	—	—	(176,585,963)	(176,585,963)

	For the year ended March 31, 2025
	Parent Company	Other Subsidiaries	WOFE and WOFE’s subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidation Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash (used in) provided by operating activities	(871,318)	(96,717)	2,145,198	-	-	1,177,163
Net cash (used in) provided by investing activities	-	-	(105,912,692)	-	-	(105,912,692)
Net cash provided by (used in) financing activities	871,318	101,262,706	93,750,000	-	-	195,884,024
Intercompany receive	-	-	-	-	101,214,128	101,214,128
Intercompany payment	-	-	-	-	(101,214,128)	101,214,128

	For the year ended March 31, 2024
	Parent Company	Other Subsidiaries	WOFE and WOFE’s Subsidiary	VIE and VIE’s Subsidiary	Elimination Entries and Reclassification Entries	Consolidated Total
	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
Net cash provided by (used in) operating activities	(1,614,326)	260,838	2,692,231	12,497	-	1,351,240
Net cash provided by (used in) investing activities	-	1,528,918	(56,250,000)	-	-	(54,721,082)
Net cash provided by (used in) financing activities	1,612,133	74,230,195	55,622,485	188,884	-	131,653,697
Intercompany receive	-	-	-	-	138,042,067	-
Intercompany payment	-	-	-	-	(138,042,067)	-

The consolidated financial statements of Akso Health Group, its subsidiaries and its consolidated former variable interest entities are included at the end of this annual report on Form 20-F.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

1.2	Amended and Restated Memorandum and Articles of Association of the Registrant effective on May 7, 2024 (incorporated herein by reference to Exhibit. 1.2 to the annual report on Form 20-F, filed on July 30, 2024)

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220720), initially filed with the Securities and Exchange Commission on September 29, 2017)

2.3	Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, dated as of November 2, 2017 (incorporated herein by reference to Exhibit (a)(ii) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.4	Form of Amendment No. 1 to the Deposit Agreement by and among the Registrant, the Depositary, and the Holders and Beneficial Owners of the American Depositary Shares, and Form of American Depositary Receipt (incorporated herein by reference to Exhibit (a)(i) to the Post-Effective Amendment No. 1 to Form F-6 registration statement (File No. 333-220966), initially filed with the Securities and Exchange Commission on August 10, 2020)

2.5	Description of securities of the Registrant registered under Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed with the SEC on August 14, 2020)

4.1	Amended and Restated 2016 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.2	Form of Option Agreement (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.3	Form of Indemnification Agreement with Executive Officers and Directors (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.4	Form of Escrow Agreement (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.5	Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

4.6	Share Purchase Agreement by and among Umbrella Capital Investment Co., Ltd, HX Asia Investment Limited, a British Virgin Islands company, HX China Investment Limited, Hexindai Hong Kong Limited, and Akso Health Group (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on May 25, 2023).

4.7	Unofficial English translation of the form of the securities purchase agreements, by and between Tianjin Akso Enterprise Management Co., Ltd. and each of the shareholders of Tianjin Wangyi Cloud Co., Ltd. (incorporated herein by reference to Exhibit. 4.7 to the annual report on Form 20-F, filed on July 30, 2024)

4.8	Form of Share Purchase Agreement, dated October 2, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on October 2, 2023)

4.9	Form of Warrant, dated October 2, 2023 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on October 2, 2023)

4.10	Form of Share Purchase Agreement, dated November 16, 2023 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on November 17, 2023)

4.11	Form of Warrant, dated November 16, 2023 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on November 17, 2023)

4.12	Form of Share Purchase Agreement, dated January 17, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on January 22, 2024)

4.13	Form of Warrant, dated January 17, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on January 22, 2024)

4.14	Form of Share Purchase Agreement, dated March 5, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on March 8, 2024)

4.15	Form of Warrant, dated March 5, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on March 8, 2024)

4.16	Form of Share Purchase Agreement, dated June 27, 2024 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F, filed on August 14, 2025)

4.17	Form of Warrant, dated June 27, 2024 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F, filed on August 14, 2025)

4.18	Form of Share Purchase Agreement, dated October 24, 2024 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on November 8, 2024)

4.19	Form of Warrant, dated October 24, 2024 (incorporated herein by reference to Exhibit 99.2 to the current report on Form 6-K filed on November 8, 2024)

4.20	Director Offer Letter, dated March 20, 2026 (incorporated herein by reference to Exhibit 99.1 to the current report on Form 6-K filed on March 23, 2026)

8.1*	List of Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220720), as amended, initially filed with the Securities and Exchange Commission on September 29, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Onestop Assurance PAC, an independent registered public accounting firm

15.2*	Consent of CHI-LLTC, an independent registered public accounting firm

15.3*	Consent of Hebei Changjun Law Firm

97	Policy relating to recovery of erroneously awarded compensation, as required by applicable listing standards adopted pursuant to 17 CFR 240.10D-1 (incorporated herein by reference to Exhibit. 97 to the annual report on Form 20-F, filed on July 30, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Akso Health Group

By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chairwoman and Chief Executive Officer

Date: July 23, 2026

AKSO HEALTH GROUP AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Akso Health Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Akso Health Group and subsidiaries (collectively, the “Company”) as of March 31, 2026, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended March 31, 2026, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2026, and the consolidated result of its operations and its cash flows for the year ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 23, 2026 expressed an unqualified opinion thereon.

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company had a net loss of approximately US$18.7 million and US$135.5 million from operations for the years ended March 31, 2026 and 2025, respectively. Accumulated deficit was US$217.6 million and US$198.9 million as of March 31, 2026 and 2025, respectively. And cash outflow of US$12.8 million from operations for the year ended March 31, 2026. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Description of Critical Audit Matter –Impairment on Intangible Assets and Goodwill

As described in Note 3, 11 and 12 to the consolidated financial statements, subsequent to the acquisition, the Company started its preparation for transforming patents into medical products and the achievement of its commercialization. Management reviews indicators of potential impairment existed to require an impairment analysis for the patents acquired and based on the results of the recoverability test. In the year ended March 31, 2026, the Company made an allowance of US$5.6 million on its license. The Company tests its goodwill for impairment on March 31 of each fiscal year, or whenever a change in events and circumstances (triggering event) occurs that indicates the fair value of intangible assets may be below their carrying values. Based on triggering events, the Company performed an impairment test as of March 31, 2026 on its goodwill and determined that the carrying value exceeded the respective fair value. As disclosed by management, the Company recognized $11.1 million of impairment during the year ended March 31, 2026.

We identified the impairment on intangible assets and goodwill as a critical audit matter. primarily because of the significant estimates involved in management’s impairment analysis, as these estimates resulted in audit procedures involving a high degree of auditor judgment and subjectivity and challenges in obtaining and evaluating audit evidence.

How the Critical Audit Matter Was Addressed in the Audit

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included (i) gaining an understanding of the Company’s controls over the review of impairment indicator analysis, including management’s assessments of significant judgments and assumptions; (ii) evaluating the reasonableness of management’s conclusions. For the Internet Hospital license and related goodwill, given the complete cessation of operations, we assessed the factual evidence supporting the “zero fair value” conclusion by inspecting Board resolutions, vendor termination agreements, and headcount reduction records, rather than relying on a discounted cash flow model; and (iii) recalculating the mathematical accuracy of the full impairment charges recognized for the Internet Hospital license and the goodwill, and assessing the appropriateness of the Company’s related financial statement disclosures.

/s/ CHI-LLTC

We have served as the Company’s auditor since 2026.

Perak, Malaysia

July 23, 2026
PCAOB ID Number 7320

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Akso Health Group

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Akso Health Group and its subsidiaries (the “Company”) as of March 31, 2026, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2026, based on criteria established in Internal Control —Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 31, 2026, of the Company and our report dated July 23, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ CHI-LLTC

Perak, Malaysia

July 23, 2026

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Akso Health Group

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Akso Health Group and its subsidiaries (collectively referred as the “Company”) as of March 31, 2025, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Onestop Assurance PAC

We served as the Company’s auditor from 2022 to 2026

PCAOB# 6732

Singapore

August 14, 2025

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

		As of	As of
		March 31,	March 31,
	Notes	2026	2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$170,572	$176,229,874
Accounts receivable, net	5	1,281,065	954,200
Prepayments and other assets	6	12,229,837	6,809,198
Inventories	7	200,135	190,242
Loan receivables	8	—	11,941,378
Advances for capital expenditures	9	175,664,545	—
TOTAL CURRENT ASSETS		$189,546,154	$196,124,892

NON-CURRENT ASSETS
Property and equipment, net	10	12,015	16,148
Intangible assets, net	11	58,319	7,880,154
Right of use assets	13	16,897	98,396
Goodwill	12	—	10,833,735
TOTAL NON-CURRENT ASSETS		$87,231	$18,828,433

TOTAL ASSETS		$189,633,385	$214,953,325

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	14	1,834,929	1,521,938
Contract liabilities		4,407,134	10,217,048
Taxes payable	18	93,284	33,863
Loan from third party	15	350,527	—
Operating lease liabilities-current	13	22,567	40,058
Amount due to related parties	16	2,000,000	2,000,000
TOTAL CURRENT LIABILITIES		$8,708,441	$13,812,907

NON-CURRENT LIABILITIES
Operating lease liabilities-non-current	13	2,565	41,679
Deferred tax liabilities		—	1,947,603
TOTAL NON-CURRENT LIABILITIES		$2,565	$1,989,282

TOTAL LIABILITIES		$8,711,006	$15,802,189

COMMITMENTS AND CONTINGENCIES (Note 24)
SHAREHOLDERS’ EQUITY:
Class A Ordinary share ($0.0001 par value, 4,500,000,000 shares authorized, 2,563,297,613 and 1,648,768,613 shares issued, 2,562,131,730 and 1,647,602,730 shares outstanding as of March 31, 2026 and 2025, respectively)	21	256,330	164,877
Class B Ordinary share ($0.0001 par value, 500,000,000 shares authorized, 7,980,800 and 7,980,800 shares issued, 7,980,800 and 7,980,800 shares outstanding as of March 31, 2026 and 2025, respectively)	21	798	798
Additional paid-in capital		405,525,513	405,616,966
Treasury stock (1,165,883 shares as of March 31, 2026 and 2025, respectively)	22	(3,988,370)	(3,988,370)
Accumulated deficit		(217,575,362)	(198,903,752)
Accumulated other comprehensive loss		(3,284,297)	(3,771,374)
TOTAL SHAREHOLDERS’ EQUITY		$180,934,612	$199,119,145
Non-controlling interest		(12,233)	31,991
TOTAL EQUITY		$180,922,379	$199,151,136

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$189,633,385	$214,953,325

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For years ended March 31,
	2026	2025	2024

REVENUES
Revenue	$13,835,063	$14,781,622	$2,416,797
Tax and surcharges	(3,159)	(3,824)	(2,459)
Net Revenues	$13,831,904	$14,777,798	$2,414,338

Cost of revenue	13,843,219	15,059,324	2,292,206

Gross Profit	$(11,315)	$(281,526)	$122,132

OPERATING EXPENSE
Sales and marketing	—	—	168,421
General and administrative	3,988,741	3,641,446	8,591,751
Impairment of goodwill and intangible assets	16,700,276	162,381,380	—
Total Operating Expenses	$20,689,017	$166,022,826	$8,760,172

LOSS FROM CONTINUING OPERATIONS	$(20,700,332)	$(166,304,352)	$(8,638,040)

OTHER (EXPENSE) INCOME
Other income	344	47,091	252,408
Other expense	(4,729)	(12,992)	(114,168)
Exchange gain (loss)	272	(26)	(591,991)
Total Other (Expense) Income, net	$(4,113)	$34,073	$(453,751)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	$(20,704,445)	$(166,270,279)	$(9,091,791)

(BENEFIT) PROVISON FOR INCOME TAXES	(1,988,264)	(30,801,146)	24,988
NET LOSS FROM CONTINUING OPERATIONS	$(18,716,181)	$(135,469,133)	$(9,116,779)
Net loss from discontinued operations, net of income taxes	—	—	(3,884)
Loss from disposal of discontinued operations, net of income taxes	—	—	(395,914)
Total loss from discontinued operations	$—	$—	$(399,798)

NET LOSS	(18,716,181)	(135,469,133)	(9,516,577)
Less: net loss attributable to non-controlling interest	(44,571)	(491,764)	(57,793)
NET LOSS ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(18,671,610)	$(134,977,369)	$(9,458,784)

OTHER COMPREHENSIVE LOSS
NET LOSS	(18,716,181)	(135,469,133)	(9,516,577)
Foreign currency translation adjustment	487,424	312,051	(238,594)
COMPREHENSIVE LOSS	$(18,228,757)	$(135,157,082)	$(9,755,171)
Less: comprehensive loss attributable to non-controlling interest	(44,224)	(494,926)	(57,402)
COMPREHENSIVE LOSS ATTRIBUTABLE TO AKSO’S SHAREHOLDERS	$(18,184,533)	$(134,662,156)	$(9,697,769)

Net (loss) earnings per share
Continuing operations
Basic	(0.01)	(0.16)	(0.07)
Diluted	(0.01)	(0.16)	(0.07)

Discontinued operations
Basic	—	—	—
Diluted	—	—	—

Net (loss) per share
Basic	(0.01)	(0.16)	(0.07)
Diluted	(0.01)	(0.16)	(0.07)

Weighted average shares

Basic	2,168,121,761	855,288,335	141,516,777
Diluted	2,168,121,761	855,288,335	141,516,777

The accompanying notes are an integral part of these consolidated financial statements.

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Treasury stock			Accumulated Other	Non-	Total
	Number of		Number of		Paid-in	Number of		Accumulated	Comprehensive	controlling	Shareholder’s
	shares	Amount	shares	Amount	Capital	shares	Amount	Deficit	Loss	Interest	Equity

2023/3/31	61,783,133	$6,179	7,980,800	$798	$71,021,898	(1,165,883)	$(3,988,370)	$(54,467,599)	$(3,847,602)	$114,212	$8,839,516
Private placement	361,474,910	36,147	—	—	139,303,702	—	—	—	—	—	139,339,849
Exercise of warrants	7,098,000	710	—	—	(710)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(9,458,784)	—	(57,793)	(9,516,577)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(238,985)	391	(238,594)
2024/3/31	430,356,043	$43,036	7,980,800	$798	$210,324,890	(1,165,883)	$(3,988,370)	$(63,926,383)	$(4,086,587)	$56,810	$138,424,194
Private placement	581,290,050	58,129	—	—	195,825,895	—	—	—	—	—	195,884,024
Exercise of warrants	637,122,520	63,712	—	—	(63,712)	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(134,977,369)	—	(491,764)	(135,469,133)
Business acquisition	—	—	—	—	—	—	—	—	—	75,000,000	75,000,000
Purchase of shares from minority shareholders	—	—	—	—	(470,107)	—	—	—	—	(74,529,893)	(75,000,000)
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	315,213	(3,162)	312,051
2025/3/31	1,648,768,613	$164,877	7,980,800	$798	$405,616,966	(1,165,883)	$(3,988,370)	$(198,903,752)	$(3,771,374)	$31,991	$199,151,136
Net loss	—	—	—	—	—	—	—	(18,671,610)	—	(44,571)	(18,716,181)
Exercise of warrants	914,529,000	91,453	—	—	(91,453)	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	487,077	347	487,424
2026/3/31	2,563,297,613	256,330	7,980,800	798	405,525,513	(1,165,883)	(3,988,370)	(217,575,362)	(3,284,297)	(12,233)	180,922,379

The accompanying notes are an integral part of these consolidated financial statements

AKSO HEALTH GROUP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended March 31,
	2026	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss from continuing operations	$(18,716,181)	$(135,469,133)	$(9,116,779)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss from disposal of discontinued operations	—	—	395,914
Provision for (recovery of) doubtful accounts	108,617	(100,000)	7,369,797
Goodwill impairment	11,069,876	41,366,680	—
Intangible assets impairment	5,630,400	121,114,699	—
Depreciation and amortization	2,371,615	2,149,790	—
Changes in the carrying amount of right-of-use assets	84,129	(98,947)	—
Deferred tax (benefit)	(1,990,055)	(30,804,128)	—
Accrued interests	527	—	—
Changes in operating assets and liabilities:
Accounts receivable	(435,482)	(859,542)	327,186
Prepayments and other assets	(5,420,639)	(6,440,314)	(130,770)
Inventories	—	—	1,495,248
Accounts payable, accrued expenses and other current liabilities	312,991	417,184	166,045
Operating lease liabilities	(56,605)	82,195	—
Contract liabilities	(5,809,914)	9,859,227	220,644
Taxes payable	59,421	(40,548)	(21,914)
Net cash (used in) provided by operating activities from continuing operations	$(12,791,300)	$1,177,163	$705,371
Net cash provided by operating activities from discontinued operations	—	—	645,869
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$(12,791,300)	$1,177,163	$1,351,240

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for loan originations	—	(35,525,131)	—
Acquisitions of property and equipment	(1,638)	(154,460)	—
Cash loans to third parties	(2,858,390)	—	—
Cash received from loan repayments	15,060,054	23,516,899	1,528,918
Cah paid in connection with acquisition	—	(93,750,000)	(56,250,000)
Prepayment for intangible assets development	(175,664,545)	—	—
Net cash (used in) investing activities from continuing operations	$(163,464,519)	$(105,912,692)	$(54,721,082)
Net cash provided by investing activities from discontinued operations	—	—	—
NET CASH (USED IN) INVESTING ACTIVITIES	$(163,464,519)	$(105,912,692)	$(54,721,082)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of loans due to related parties	—	—	(7,686,152)
Loan from third parties	350,000	—	—
Proceeds from private placement, net of offering costs	—	195,884,024	139,339,849
Net cash provided by financing activities from continuing operations	$350,000	$195,884,024	$131,653,697
Net cash provided by financing activities from discontinued operations	—	—	—
NET CASH PROVIDED BY FINANCING ACTIVITIES	$350,000	$195,884,024	$131,653,697

EFFECT OF EXCHANGE RATE CHANGE ON CASH	(153,483)	(1,123,015)	(1,272,164)
NET (DECREASE) INCREASE IN CASH	$(176,059,302)	$90,025,480	$77,011,691
CASH AND CASH EQUIVALENTS – beginning of year	176,229,874	86,204,394	9,192,703
CASH AND CASH EQUIVALENTS – end of year	$170,572	$176,229,874	$86,204,394
Less: cash and cash equivalents of discontinued operations at end of period	—	—	1,030,377
Cash and cash equivalents of continuing operations, at end of period	$170,572	$176,229,874	$85,174,017

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	1,791	2,982	24,988
Cash paid for interest	—	—	111,563

Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for new lease liabilities	—	98,396	—
Modification of right-of-use assets and liabilities	(60,280)	—	—

AKSO HEALTH GROUP AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – BUSINESS DESCRIPTION

Organization and description of business

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands on April 25, 2016. Akso Health Group (“Akso Health” or the “Company”), its subsidiaries, and consolidated variable interest entities (“VIEs”) (collectively the “Company”), previously operated an online Peer to Peer (“P2P”) marketplace business and micro—lending business in the People’s Republic of China (the “PRC”). Since May 2019, the Company has ceased to issue new loans through its micro—lending business and since October 2019, the Company has ceased to conduct its P2P business. On December 30, 2020, the Company completed the disposition transaction of its P2P business.

In May 2020, the Company launched its social e—commerce platform to offer high—quality and affordable branded products through collaboration with online and offline merchants. In addition, the Company is in the process of developing a new business as a cancer therapy and radiotherapy oncology service provider with operations in the U.S. The Company plans to open 2 vaccine research centers and 100 radiation oncology centers to be located on the east coast serving cancer patients in need of varying stages of treatment, including specialized radiation therapy centers for radiotherapy (RT), personalized consultation, conventional treatment planning, and other cancer related treatment services. On December 3, 2021, the shareholders approved the Company’s plan to change its name to “Akso Health Group”. In January 2022, three centers were established in US and the Company started its business of sales of medical devices in US market. In April 2022, the Company started its sales of medical devices in China market through its subsidiary Qingdao Akso Health Management Co., Ltd. In May 2023, the Company disposed its social E—commerce business and would focus on healthcare business in the future. In April 15, 2024, the Company, through its wholly owned subsidiary Tianjin Akso Enterprise Management Co., Ltd. acquired 50% equity interests in Tianjin Wangyi Cloud Technology Co., Ltd, and exploring its business in the field of clinic and Internet hospital, and in June and December 2024, the Company acquired the remaining 50% equity interests of Tianjin Wangyi Cloud Technology Co., Ltd. from minority shareholders, the acquisition was closed on December 10, 2024. Since April,2024, the Company also started its provision of marketing promotion service business in the field of car insurance industry.

As of March 31, 2026, the Company’s principal subsidiaries are as follows:

	Date of incorporation / acquisition	Place of incorporation	Percentage of legal ownership	Principal activities
Wholly owned subsidiaries
We Health Limited (“We Health”)	July 8, 2021	New York	100%	Investment holding
Akso Medical Cloud Limited (“Akso Medical Cloud”)	November 15, 2023	BVI	100%	Investment holding
We Healthy Limited (“We Healthy”)	December 15, 2021	Hong Kong	51%	Investment holding
Akso Medi—care Limited (“Akso Medi—care”)	December 4, 2023	Hong Kong	100%	Investment holding
Akso Remote Medical Consultation Center Inc. (“Akso Remote Medical”)	January 3, 2022	Wyoming	100%	Provision of health treatment services
Akso Online MediTech Co., Ltd.(“Akso Online MediTech”)	January 4, 2022	Wyoming	100%	Sales of medical devices
Akso First Health Treatment Center Inc. (“Akso First Health”)	January 4, 2022	Massachusetts	100%	Provision of health treatment services
Tianjin Akso Enterprise Management Co., Limited. (Wholly Owned Foreign Enterprise,“WOFE”, “Tianjin Akso”)	January 16, 2024	PRC	100%	Provision of consultancy support
Qindao Akso Health Management Co., Limited (“Qingdao Akso”)	January 26, 2022	PRC	51%	Provision of health treatment services
Tianjin Wangyi Cloud Technology Co., Ltd.	April 15, 2024	PRC	100%	Provision of marketing promotion service
Tianjin Deyihui Internet Hospital Co., Ltd. (“Deyihui Hospital”)	April 15, 2024	PRC	100%	Provision of health treatment services
Deyihui (Tianjin) Comprehensive Outpatient Department Co., Ltd (formerly known as Tianjin Deyihui Clinic Co., Ltd. (“Deyihui Tianjin”)	April 15, 2024	PRC	100%	Provision of health treatment services
Tianjin Akso Technology Co., Ltd.	September 2, 2025	PRC	100%	Provision of health treatment services

NOTE 2 – GOING CONCERN

As indicated in the accompanying consolidated financial statements, the Company had a net loss of approximately US$18.7 million for the year ended March 31, 2026 and approximately US$135.5 million for the year ended March 31, 2025. Accumulated deficit was US$217.6 million and US$198.9 million as of March 31, 2026 and 2025, respectively. And cash outflow of US$12.8 million from operations for the year ended March 31, 2026. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. As of March 31, 2026 and 2025, the Company had US$0.2 million and US$176.2 million of cash and cash equivalents, respectively. As disclosed in Note 9, the Company has collected a total of US$175.7 million from its vendors in June 2026. Based on the above considerations, the Company believes the cash and cash equivalents are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the consolidated financial statements. The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations.

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

Due to the disposal of the social E—commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E—commerce Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the social E—commerce business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 4.

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

Exclusive Option Agreements

Pursuant to the Exclusive Option Agreements, each of the Shareholders of the VIE irrevocably grant the WOFE an irrevocable and exclusive right to purchase, or designate one or more persons (including individuals, corporations, partnerships, partners, enterprises, trusts or non—corporate organizations) to purchase the equity interests in the VIEs then held by such Shareholder of the VIEs once or at multiple times at any time in part or in whole at the WOFE’s sole and absolute discretion to the extent permitted by Chinese laws at the price of RMB 1 or at the price of the minimum amount of consideration permitted by the applicable PRC law at the time when such purchase occurs. These three Agreements remain effective until all equity interests held by the shareholders of the VIEs in the VIEs have been transferred or assigned to the WOFE and/or its designees.

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

Power of Attorney

Each Shareholder of the VIEs, executed a Power of Attorney agreement with the WOFE and the VIEs, whereby Shareholders of the VIEs irrevocably appoint and constitute the WOFE as their attorney—in—fact to exercise on the shareholders’ behalf any and all rights that Shareholders of the VIEs have in respect of their equity interests in the VIEs. These three Power of Attorney documents remain irrevocable and continuously effective and valid as long as the original shareholders of the VIEs remain as the Shareholders of the VIEs.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with the PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of the PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related—party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in the PRC by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; and/or

●	restrict or prohibit the Company’s use of the proceeds of the additional public offering to finance the Company’s business and operations in the PRC.

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

In May 2023, the Company completed the disposal of its social E—commerce business. After that, no VIEs or its subsidiaries were included in the consolidated financial statement of the Company. As a result, the Company’s results of operations, revenues, costs and expenses related to the social E—commerce Business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented. Assets and liabilities of the social E—commerce business were reclassified separately from other assets and liabilities of the Company on the consolidated balance sheets. Refer to Note 1 and Note 4.

The following financial statement amounts of the consolidated VIEs were included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Net revenues	—	—	694
Net loss	—	—	(12,479)

	For the years ended March 31,
	2026	2025	2024
	USD	USD	USD
Net cash provided by operating activities	—	—	12,497
Net cash (used in) investing activities	—	—	—
Net cash provided by financing activities	—	—	213,879

Uses of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Actual results could differ from such estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements include estimates and judgments applied in allocation of revenue with various performance obligations, allowance for accounts receivable, impairment on long—term investments, impairment on intangible assets, valuation allowance for deferred tax assets and allowance for loans receivable and other receivable.

Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and the market—based risk measurement or assumptions that market participants would use when pricing the asset or liability.

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

The carrying amounts reported in the balance sheets for cash, receivables, prepayments and other assets, loan principal and interest receivable, approximate their fair value based on the short—term maturity of these instruments. The Company did not transfer any assets or liabilities in or out of level 3 during the years ended March 31, 2026，2025 and 2024.

Discontinued Operations

A component of a reporting entity or a group of components of a reporting entity that are disposed or meet the criteria to be classified as held for sale, such as the management, having the authority to approve the action, commits to a plan to sell the disposal group, should be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a strategic shift or (2) have a major impact on an entity’s financial results and operations. Included in the consolidated statements of operations and comprehensive (loss) income, result from discontinued operations have been reported separately from the income and expenses from continuing operations and prior periods have been presented on a reclassified comparative basis. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra—group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

Due to the disposal of the social E—commerce business, which represented a strategic shift and had a major effect on the Company’s results of operations, revenues, costs and expenses related to the social E—commerce business have been reclassified in the accompanying consolidated financial statements as discontinued operations for all the periods presented.

Revenue recognition

In February 2022, the Company started its business in the US market for the sale of medical devices. In May 2020, the Company launched its social e—commerce platform and built collaboration with domestic mainstream E—commerce marketplaces, which was discontinued in fiscal year 2023 and disposed in May 2023. The Company provides recommendation services by referring certain interested users to those marketplaces for high—quality and affordable branded products. Prior to business transformation, the Company through its P2P business offered online consumer lending—related service in fiscal year 2020, which was discontinued in fiscal year 2021 and disposed on December 30, 2020. The Company presents value added taxes (“VAT”) as a reduction of revenues.

Revenues generated are accounted under Accounting Standards Update (ASU) 2014—09, “Revenue from contracts with Customers” (Topic 606). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Online marketplace services

●	Commission revenue

The commission services revenue primarily consists of commission fees charged to the online E—commerce marketplace for recommending users to purchase on their marketplaces, where the Company generally is acting as an agent and its performance obligation is to provide recommendation services for purchasing specified goods or services by those third—party sellers, is not responsible for fulfilling the promise to provide the specified goods or services, and does not have the ability to control the related shipping services when utilized by the third—party sellers. Upon successful sales, the Company will charge the online E—commerce companies a negotiated amount or a fixed rate commission fee based on the sales amount. Commission services revenues are recognized on a net basis at the point of receipt of products, net of a return allowance and incentives to consumers or channels.

In order to promote its online marketplace and attract more registered consumers, the Company at its own discretion offers incentives to consumers. Consumers are not customers of the Company; therefore incentives offered to consumers are not considered payments to customers. Such incentives offered to consumers were as a reward for purchasing by themselves or their sharing through our platform. Incentives provided to consumers are specific to any merchant and are recognized as a reduction of commission service revenue. For the years ended March 31, 2026，2025 and 2024, the total amount of incentives was nil, nil and nil, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

●	Interest income

Started in August 2017, the Company lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans through its microlending business. Interest income on loans receivable is recognized monthly based on the contractual interest rates of the loan. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Company stops accruing interest and reverses all accrued but unpaid interest as of such date. Interest income was nil, nil and nil for the years ended March 31, 2026,2025 and 2024, respectively, which was included in net income (loss) from discontinued operation in the accompanying consolidated statements of operations and comprehensive (loss) income.

●	Sales of medical devices

Started in February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of medical devices. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non—retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start the business.

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

●	Disaggregation of revenue

For the years ended March 31, 2026, 2025 and 2024, the revenue of the Company illustrated as below:

	For the years ended March 31,
	2026	2025	2024
Revenues
Revenue from sale of medical devices	$—	$415,020	$2,416,797
Revenue from marketing promotion service	13,835,063	14,366,602	—
Total revenues	$13,835,063	$14,781,622	$2,416,797
Business and sales related taxes	(3,159)	(3,824)	(2,459)
Net revenues	$13,831,904	$14,777,798	$2,414,338

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, unrestricted demand deposits, and other short—term highly liquid investments placed with banks, which have original maturities of three months or less and are readily convertible to known amounts of cash.

Accounts receivable and allowance for credit losses

Accounts receivable are mainly receivables from marketing promotion service business, which are stated at the historical carrying amount net of allowance for credit losses. The Company establishes an allowance for credit losses receivable based on estimates, historical experience and other factors surrounding the credit risk of specific customers. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined that is not probable for the balance to be collected. Beginning on April 1, 2020, the Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the length of time a balance has been outstanding, the payment history, creditworthiness and financial conditions of the customers and industry trend as credit quality indicators to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates. The Company adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Company also makes a specific allowance in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted. For the years ended March 31, 2026 and 2025, the amount of provision for (recovery of) allowance for uncollectible accounts receivable balance was US$108,617 and US$(100,000), respectively.

Inventories

Inventories are comprised of finished goods, which are mainly defibrillators, and are stated at the lower of cost or net realizable value using first in first out (FIFO) method. Management reviews inventories for obsolescence and cost in excess of net realizable value periodically when appropriate and records a reserve against the inventory when the carrying value exceeds net realizable value. As of March 31, 2026 and 2025, the Company determined that no allowance was necessary.

Property and equipment, net

Property and equipment are stated at cost. Depreciation and amortization are calculated using the straight—line method over the following estimated useful lives:

Useful life
Office equipment	1—3 years

The Company eliminates the cost and related accumulated depreciation and amortization of assets sold or otherwise retired from the accounts and includes any gains or losses from disposal of property, equipment, and software in other income. The Company charges maintenance, repairs, and minor renewals directly to expense as incurred; major additions and betterments to equipment are capitalized. For the disposal of social E—commerce business, property and equipment, net was recorded in discontinued operations.

Intangible assets, net

The Company’s intangible assets with definite useful lives primarily are purchased software, patents and internet hospital license. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight—line method as follows:

Category	Estimated useful lives
Software	3-4 years
Patent	10 years
License	4.4 years

Impairment of long-lived assets

The carrying value of the long-lived assets are reviewed for impairment, whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. For the years ended March 31, 2026,2025 and 2024, the amount of impairment loss the Company recognized were US$5,630,400, US$121,114,699 and nil, respectively.

Advertising and promotion expenses

The Company recognizes its advertising and promotion expenses as sales and marketing expense. Advertising expenses represent expenses for placing advertisements on television, radio and in newspapers, as well as on internet websites and search engines. Advertising and promotion costs are expensed as incurred. For the years ended March 31, 2026, 2025 and 2024, the advertising and promotion expenses were nil, nil and US$ 168,421, respectively.

Lease

Upon the adoption of FASB ASC 842 on April 1, 2019 using the modified retrospective method, the Company determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right—of—use (“ROU”) assets and operating lease liabilities, in the Company’s consolidated balance sheets. The Company does not have any finance leases as of the adoption date or March 31, 2026.

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

For operating lease with a term of one year or less, the Company has elected to not recognize a lease liability or lease right of use asset on its consolidated balance sheets. Instead, it recognizes the lease payment as expense on a straight—line basis over the lease term. Short—term lease costs are immaterial to its consolidated statements of operations and comprehensive (loss). The Company has operating lease agreements with insignificant non—lease components and have elected the practical expedient to combine and account for lease and non—lease components as single lease component.

Contract liabilities

Contract liabilities are presented as advances from customers in the consolidated balance sheets, which primarily represent the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short—term duration of the relevant contracts, the obligations are satisfied within one year. The amount of revenue recognized that was included in the contract liabilities at the beginning of the period were US$6,758,912 and US$ 415,020 for the years ended March 31, 2026 and 2025, respectively.

Business combination

Business combinations are recorded using the acquisition method of accounting, and the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued as well as the contingent considerations as of the acquisition date. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non—controlling interests. The excess of the (i) the total of consideration paid, fair value of the non—controlling interests and acquisition date fair value of any previously held equity interest in the subsidiary acquired over (ii) the fair value of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the consideration of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of operations and comprehensive (loss)/income.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the business combination. The Group performs quantitative goodwill impairment test annually or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. A goodwill impairment loss is recognized for the amount that the carrying amount of a reporting unit, including goodwill, exceeds its fair value, limited to the total amount of goodwill allocated to that reporting unit. For the years ended March 31, 2026 and 2025, the Company recognized US$11,069,876 and US$41,366,680 loss from goodwill impairment, respectively.

Warrants

The Company accounts for warrants as either equity—classified or liability—classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent annually period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non—cash gain or loss on the statements of operations (Note 21).

Treasury stock

Treasury stock represents ordinary shares repurchased by the Company that are no longer outstanding and are held by the Company. The repurchase of ordinary shares is accounted for under the cost method whereby the entire cost of the acquired shares are recorded as treasury stock. The cost of treasury stock is transferred to “additional paid—in capital” when it is re—issued for the purpose of share options exercised and share awards.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non—assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

The Company accounts for income tax under the asset and liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Under this method, deferred income taxes will be recognized if significant temporary differences between tax and financial statements occur. A valuation allowance is established against net deferred tax assets when it is more likely that some portion or all of the net deferred tax asset will not be realized. For the years ended March 31, 2026, 2025 and 2024, the Company provided a full valuation allowance on the net deferred tax assets.

The Company may be subject to challenges from taxing authorities regarding the amounts of taxes due. These challenges may alter the timing or amount of taxable income or deductions. Management determines whether the benefits of its tax positions are more—likely—than—not of being sustained upon audit based on the technical merits of the tax position. The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2026 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

Noncontrolling interests

Noncontrolling interest consists of 49% of the equity interest of We Healthy held by other investors. Excess of contribution received from noncontrolling shareholders over carrying value of the entity is recorded in additional paid in capital. The noncontrolling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Noncontrolling interests in the results of the Company are presented on the face of the consolidated statement of operations as an allocation of the total income or loss for the year between non—controlling interest holders and the shareholders of the Company.

Noncontrolling interest consist of the following:

	March 31, 2026	March 31, 2025
	USD	USD
We Healthy	(12,233)	31,991

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires public companies with capital structures to present basic and diluted EPS. Basic EPS is measured as net income (loss) attributed to ordinary shareholders divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti—dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

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

Spot exchange rates and average exchange rates were used in the translation of the consolidated financial statements.

	For the years ended March 31,
	2026	2025	2024
US Exchange Rate
Year—end RMB	6.8980	7.2567	7.2203
Year average RMB	7.1019	7.2163	7.1671

Significant risks and uncertainties

Foreign currency risk

RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. The Company’s cash and cash equivalents denominated in RMB amounted to US$ 57,276 and US$95,982 as at March 31, 2026 and 2025, respectively.

Concentration of credit risk

Financial instruments that potentially expose the Company to significant concentration of credit risk primarily included in the financial lines of cash and cash equivalents, accounts receivable, other receivables and prepayments and other assets. As of March 31, 2026, substantially all of the Company’s cash and cash equivalents were held by major financial institutions located worldwide, including mainland China and Unite State. According to the China Bank Deposit Insurance Ordinance, the deposits at each bank is covered by insurance with an upper limit of RMB 500,000 (approximately US$ 72,485) at each bank. As of March 31, 2026, the total amount not covered by issuance in the PRC was nil. The Hong Kong Deposit Protection Board pays compensation up to a limit of HKD 500,000 (approximately US$ 63,776) if the bank with which an individual/a company hold its eligible deposit fails. As of March 31, 2026, no cash balance maintained at financial institutions in Hong Kong was subject to credit risk. In the US, the insurance coverage of each bank is $250,000. As of March 31, 2026, no cash balance maintained at financial institutions in US was subject to credit risk. If the financial institutions could become insolvent, the Company could lose some or all of the value of its investments. To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

Accounts receivable is typically unsecured and are derived from revenue earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

Customer concentration risk

For the year ended March 31, 2026, three customers accounted for 31.9%, 20.6% and 10.5% for the Company’s total revenue from sales of medical devices business and marketing promotion service business. For the year ended March 31, 2025, four customers accounted for 19.9%, 17.7%, 15.6% and 10.1% for the Company’s total revenue from sales of medical devices business and marketing promotion service business. For the year ended March 31, 2024, three customers accounted for 36.3%, 34.8% and 28.0% for the Company’s total revenue from sales of medical devices business.

As of March 31, 2026, two customers accounted for 78.0% and 16.7% of the Company’s account receivable, net. As of March 31, 2025, two customers accounted for 76.9% and 16.5% of the Company’s account receivable, net.

Vendor concentration risk

For the year ended March 31, 2026, one vendor accounted for 100.0% of the Company’s purchase of marketing promotion business. For the year ended March 31, 2025, one vendor accounted for 92.0% of the Company’s purchase of medical devices business and marketing promotion business. For the year ended March 31, 2024, one vendor accounted for 100% of the Company’s purchase of medical devices business.

There was no vendor of the Company that accounted for greater than 10% of the Company’s carrying amount of accounts payable as of March 31, 2026 and 2025, respectively.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision—making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company operates as a single reportable segment as defined by ASC 280, with the Chief Operating Decision Maker (CODM), identified as the Chief Executive Officer, reviewing consolidated results for the purpose of allocating resources and assessing performance. For the years ended March 31, 2026, 2025 and 2024, the operating expenses related to the reporting operation were US$20.7 million, US$166.0 million and US$8.8 million, respectively.

Recent Accounting Pronouncements

In January 2025, the FASB issued ASU 2025—01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220—40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024—03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024—03, “Income Statement—Reporting Comprehensive Income (Subtopic 220—40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. In January 2025, the FASB issued ASU 2025—01, which revises the effective date of ASU 2024—03 (on disclosures about disaggregation of income statement expenses) “to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.” Entities within the ASU’s scope are permitted to early adopt the ASU. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the consolidated balance sheets, consolidated statements of operations and comprehensive loss (income) and consolidated statements of cash flows.

NOTE 4 – DISCONTINUED OPERATION

On December 16, 2020, Beijing Hexin Yongheng Technology Development Co., Ltd. (“Hexin Yongheng”), a wholly—owned subsidiary of the Company, Kuaishangche Automobile Leasing Co., Ltd. (“Kuaishangche”), a company not directly associated with the Company, Hexin E—Commerce Company Limited (“Hexin E—Commerce”), and individual shareholders of Hexin E—Commerce entered into an assignment and assumption agreement (the “Agreement”). Pursuant to the Agreement, Hexin Yongheng agreed to assign and transfer to Kuaishangche the control over Hexin E—Commerce, in exchange for cash consideration of RMB 5 million (US$726,781) (the “Disposition”). Upon the closing of the Disposition, Kuaishangche will become the primary beneficiary of and have control of Hexin E—Commerce, and as a result, assume all assets and liabilities of Hexin E—Commerce and subsidiaries owned or controlled by Hexin E—Commerce, excluding any rights, titles, interests or claims that Hexin E—Commerce may have in Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (“Wusu Company”), shall remain as a consolidated variable interest entity of the Company. As a result of the Disposition, the Company will cease to conduct its P2P business and focus on developing and investing resources into its social e—commerce platform, Xaobai Maimai.

On May 10, 2023, Akso Health Group (the “Company” or the “Seller”), HX Asia Investment Limited, a British Virgin Islands company (“HX Asia”), HX China Investment Limited, a British Virgin Islands company (“HX China”), and Hexindai Hong Kong Limited, a Hong Kong company (“Hexindai” and together with HX Asia and HX China, the “Targets”), and Umbrella Capital Investment Co., Ltd, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA, the Buyer will become the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target. As a result of the Disposition, the Company will cease to conduct its social E—commerce business and focus on developing and investing resources into its medical devices business.

The discontinued operation represents a strategic shift that has a major effect on the Company’s operations and financial results, which trigger discontinued operations accounting in accordance with FASB ASC 205—20—45. The assets and liabilities related to the discontinued operations are classified as assets/liabilities of discontinued operations as of March 31, 2024 and 2023, while results of operations related to the discontinued operations for the years ended March 31,2026, 2025 and 2024, were reported as (loss) income from discontinued operations.

The results of discontinued operations for years ended March 31, 2026, 2025 and 2024 are as follows:

	For the years ended March 31,
	2026	2025	2024

Net Revenues	$—	$—	$694
Operating costs and development	—	—	4,551
Loss income from discontinued operations	—	—	(3,857)
Other expense, net	$—	$—	$(27)
Loss before tax	—	—	(3,884)
Income tax provision	$—	$—	$—
Net loss from discontinued operations	—	—	(3,884)
Loss on sale of discontinued operations, net of taxes	—	—	(395,914)
Net loss from discontinued operation	$—	$—	$(399,798)

Note 5 – ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2026	2025

Accounts receivable	$9,060,238	$8,624,756
Less: allowance for credit losses	(7,779,173)	(7,670,556)
Accounts receivable, net	$1,281,065	$954,200

The following table represent the movement of the allowance for credit losses:

	For the years ended March 31,
	2026	2025

Balance at the beginning of the year	$7,670,556	$7,770,556
Additions charged to (recovery of) credit losses	108,617	(100,000)
Balance at the end of the year	$7,779,173	$7,670,556

Note 6 – PREPAYMENTS AND OTHER ASSETS, NET

	As of March 31,
	2026	2025

Prepayments to suppliers and others	$12,236,260	$6,815,621
Allowance	(6,423)	(6,423)
Total prepayments and other assets, net	$12,229,837	$6,809,198

Prepayments to suppliers and others primarily represents advance payment made to the Company’s vendors for its sales of medical devices or marketing promotion service business. The prepayments are expected to be consumed within twelve months after the balance sheet date and are therefore classified as current assets

Note 7 – INVENTORIES

As of March 31, 2026 and 2025, inventory consisted of finished goods, which were mainly defibrillators, valued at US$200,135 and US$ 190,242; respectively. The Company constantly monitors its potential obsolete products. Any loss on damaged items is immaterial and will be recognized immediately. As a result, no reserves were made for inventory for the years ended March 31, 2026 and 2025, respectively.

Note 8 – LOAN RECEIVABLES

	As of March 31,
	2026	2025

Loan receivables	$—	$11,941,378
Allowance for uncollectible loan receivables	—	—
Loan receivables, net	—	11,941,378
Loan receivables — current	—	11,941,378
Loan receivables — non—current	$—	$—

During the year ended March 31, 2025, the Company, through its subsidiaries, issued loans to four third—party companies. The loan term for each loan was one year with an annual interest of 1%. The balance as of March 31, 2025 represented the outstanding loan balance. During the year ended March 31, 2026, the loans have been fully collected.

NOTE 9 – ADVANCES FOR CAPITAL EXPENDITURES

During the period from April to May 2025, as part and partial of planned operation, the Company made strategic advance payments for the development of systemic functional modules critical to its Internet Hospital business. These payments, which are classified as advances for capital expenditures on the condensed consolidated balance sheet, were made in accordance with the terms of the underlying agreements to secure priority development and favorable commercial terms. None of the suppliers of the systemic function modules was related party of the Company. In late February 2026, global supply chain disruptions driven by international macroeconomic factors resulted in significant cost increases. The vendors notified the Company that they could no longer achieve the agreed technical specifications within the original contractual cost framework. The Company evaluated the situation and concluded that continuing the project under the current arrangements was no longer commercially viable. Consequently, in June 2026, the Company terminated the development agreements with all vendors. As of the date of this report, all advances for capital expenditures has been refunded to the Company.

NOTE 10 – PROPERTY AND EQUIPMENT, NET

As of March 31, 2026 and 2025, property and equipment, net consist of the following:

	As of March 31,
	2026	2025

Office equipment	$20,369	$17,760
Less: accumulated depreciation	(8,354)	(1,612)
Property and equipment, net	$12,015	$16,148

For the years ended March 31, 2026 and 2025, the depreciation amount was US$6,742 and US$1,621, respectively. No impairment loss was recognized for property and equipment for the years ended March 31, 2026 and 2025.

NOTE 11 – INTANGILBE ASSETS, NET

As of March 31, 2026 and 2025, intangible assets, net consist of the following:

	As of March 31,
	2026	2025

Software	$142,904	$135,840
Patent	—	120,440,421
License	$10,394,317	$9,880,524
Total intangible assets	10,537,221	130,456,785
Less: accumulated amortization	(4,682,071)	(2,136,210)
Less: impairment	(5,796,831)	(120,440,421)
Intangible assets, net	$58,319	$7,880,154

For the years ended March 31, 2026 and 2025, the amortization amount was US$2,364,873 and US$2,148,169, respectively.

The Company reviews its intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. The impairment test compares the carrying amount to the undiscounted future cash flows expected to result from the use of the asset. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount and the fair value of the asset. In the year ended March 31, 2026, the Company made an allowance of US$5,630,400 on its licenses and, in the year ended March 31, 2025, the Company made fully impairment on its patent due to changes of market conditions and the Company’s strategy.

Estimated future amortization expense related to intangible assets at March 31, 2026 is as follows:

For the years ended March 31,
2027	$34,639
2028	23,680
Total	$58,319

NOTE 12 – GOODWILL

The following table sets forth the movement of goodwill:

	For the years ended March 31,
	2026	2025

Balance at the beginning of the year	$10,833,735	$—
Addition	—	52,102,945
Goodwill allowance	(11,069,876)	(41,366,680)
Translation adjustment	236,141	97,470
Balance at the end of the period	$—	$10,833,735

Goodwill represents the excess value over the assets acquired and liabilities assumed. The goodwill recognized represents value the Company expects to be created by the expected operational synergies, the assembled workforce and the future development initiatives of the assembled workforce.

The Company determines the enterprise fair value using an income approach based on estimated discounted future cash flows. Determining the enterprise fair value is judgmental in nature and requires the use of significant estimates and assumptions, including revenue growth rates, discount rates, the Company’s market capitalization and future market conditions, among others. The level of judgment and estimation is inherently higher in uncertain economic times.

The Company tests its goodwill for impairment on March 31 of each fiscal year, or whenever a change in events and circumstances (triggering event) occurs that indicates the fair value of intangible assets may be below their carrying values. Based on triggering events, the Company performed an impairment test as of March 31, 2026 and 2025 on its goodwill and determined that the carrying value exceeded the respective fair value. As a result, during the years ended March 31, 2026 and 2025, the Company recorded goodwill impairment charges of US$11.1 million and US$41.4 million.

NOTE 13 – LEASE

The Company leases office space from third parties under non—cancellable operating lease agreements. The Company determines if an arrangement is, or contains, a lease at the inception of the contract based on the terms of the agreement and whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Right—of—use (ROU) assets and corresponding lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. The Company elected the short—term lease exemption under ASC 842 for certain lease arrangements that have a lease term of 12 months or less and do not contain purchase options. The Company expenses these short—term leases on a straight—line basis over the lease term and does not recognize ROU assets or lease liabilities on the consolidated balance sheet for these leases.

The Company’s lease agreements do not contain any material guarantees or restrictive covenants, and the Company has no finance leases or sublease activities as of March 31, 2026.

The following table summarizes the supplemental consolidated balance sheet information related to operating leases as of March 31, 2026 and 2025, respectively:

	As of March 31,
	2026	2025

Operating lease right-of-use assets, net	$16,897	$98,396
Operating lease liabilities, current	22,567	40,058
Operating lease liabilities, non-current	$2,565	$41,679
Weighted average remaining lease terms - operating lease (months)	17	29
Weighted average discount rate - operating lease	3.00%	3.35%

Information related to operating lease activities for the years ended March 31, 2026 and 2025 are as follows:

	For the years ended March 31,
	2026	2025

Operating lease expense	40,181	10,966
Short—term lease expense	4,639	—

Maturities of operating lease liabilities were as follows:

For the years ended March 31,
2026	$23,258
2027	2,584
Total undiscounted lease payment	$25,842
Less: imputed interest	710
Total lease liabilities	$25,132
Less: operating lease liabilities-current	22,567
Operating lease liabilities – non-current	$2,565

The Company entered into two leases for office space and warehouses located in Tianjin, China, and one lease for office in Hong Kong.:

Location of property	Approximate gross floor area (sq. meters)	Term of lease	Facility usage
Room 102, Building 22, West District, Airport Business Park, Tianjin Airport Economic Zone	249	2 years (September 20, 2025 to September 19, 2027)	Office
Room 102—1, Building 22, West District, Airport Business Park, Tianjin Airport Economic Zone	50	2 years (September 20, 2025 to September 19, 2027)	Office
Unit R12, Workshop A8, 3/F, Block A, Sheung Shui Plaza, 3 Ka Fu Close, Sheung Shui, N.T.	/	1 year (October, 29, 2025 to October 28, 2026)	Office

NOTE 14 – ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of March 31,
	2026	2025

Accrued payroll and benefits	$1,824,572	$1,511,958
Professional fees, other payable and accrued expenses	10,357	9,980
Total	$1,834,929	$1,521,938

NOTE 15 – LOAN FROM THIRD PARTY

As of March 31, 2026 and 2025, loan from third party consist of the following:

	As of March 31,
	2026	2025

Principal	$350,000	$—
Interest	527	—
Total	$350,527	$—

On December 31, 2025, the Company, through its subsidiary, entered into loan agreement with a third party for a total amount of US$350,000 at an annual interest rate of 1%. The loan term was one year and matured February 28, 2027. All principal and interest will be paid at its maturity. As of March 31, 2026, the outstanding balance consists of principal and accrued but unpaid interest.

Note 16 – RELATED PARTY BALANCES AND TRANSACTIONS

As of March 31, 2026 and 2025, amount due to related party consist of the following:

	As of March 31,
	2026	2025

Webao Limited*	$2,000,000	$2,000,000
Total	$2,000,000	$2,000,000

*	Webao Limited was the controlling shareholder of the Company. The related party loan was unsecured, non—interest bearing and due on demand.

Note 17 – EMPLOYEE BENEFITS

The Company has made the required employee benefit contributions in accordance with relevant rules and regulations in the PRC. Such contributions include funding for retirement insurance, unemployment insurance, medical insurance, work injury insurance, maternity insurance and housing fund. The Company recorded the contributions in salary and employee charges at specified percentages of the salaries, bonuses and certain allowances of its employees, up to a maximum amount specified by the local government. The contributions made by the Company were US$21,115, US$30,522 and US$7,390 for the years ended March 31, 2026, 2025 and 2024, respectively.

Note 18 – TAXES PAYABLE

As of March 31, 2026 and 2025, tax payable consist of the following:

	As of March 31,
	2026	2025

Income taxes payable	$92,816	$92,816
Other taxes payable (recovery)	468	(58,953)
Total taxes payable	$93,284	$33,863

Note 19 – INCOME TAXES

Cayman Islands

Akso Health was incorporated in the Cayman Islands and is not subject to income taxes or capital gain under current laws of Cayman Islands.

Hong Kong

We Healthy Limited and Akso Medi—care Limited are investment holding companies registered in Hong Kong and exempted from income tax on its foreign—derived income.

United States

The Company’s subsidiaries established in the U.S. are incorporated in the U.S. and is subject to both federal and state income taxes for its business operation in the U.S. The applicable tax rate is 21% for federal, 6.5% for We Health established in New York, 0% for Akso Remote Medical and Akso Online MediTech established in Wyoming and 8% for Akso First Health established in Massachusetts. All U.S. entities had no taxable income for the year ended March 31, 2026.

PRC

The Company’s subsidiaries established in the PRC are subject to the PRC statutory income tax rate of 25%, according to the PRC Enterprise Income Tax (“EIT”) law.

i) The components of income tax (benefit) expenses are as follows:

	For the Years Ended March 31,
	2026	2025	2024

Current	$1,791	$2,982	$24,988
Deferred	(1,990,055)	(30,804,128)	—
Total	$(1,988,264)	$(30,801,146)	$24,988

The significant components of deferred tax assets and deferred tax liabilities as of March 31, 2026 and 2025 was as below:

	As of March 31,
	2026	2025

Deferred tax assets
Net operating loss carryforwards in China	$4,831,979	$41,269,603
Allowance for credit loss	27,154	—
Total deferred tax assets	$4,859,133	$41,269,603

Deferred tax liabilities
Intangible assets from acquisition	$(2,598,580)	$(32,580,236)
Amortization	1,149,372	522,528
Intangible assets impairment	1,449,208	30,110,105
Total deferred tax liabilities	$—	$(1,947,603)

Net deferred tax asset (liabilities) before allowance	$4,859,133	$39,322,000
Valuation allowance	(4,859,133)	(41,269,603)
Total net deferred tax (liability)	$—	$(1,947,603)

All income taxes are related to income derived in the U.S. and PRC during the years ended March 31, 2026, 2025 and 2024.

The net (loss) income before taxes for the PRC entities was US$(19,436,534), US$(165,078,413) and US$83,103 for the years ended March 31, 2026, 2025 and 2024, respectively. The net (loss) income before taxes for the U.S. entities was US$(14,045), US$87,734 and US$(3,366,893) for the years ended March 31, 2026, 2025 and 2024, respectively.

The following table reconciles the PRC statutory rates to the Company’s effective tax rate for the years ended March 31, 2026, 2025 and 2024.

	For the Years Ended March 31,
	2026	2025	2024
PRC Income tax statutory rate	(25.0)%	(25.0)%	(25.0)%
Effect of tax holiday and preferential tax rate	0.0%	4.0%	4.0%
Non—deductible foreign losses	1.5%	0.8%	5.8%
Change in valuation allowance	13.9%	42.5%	20.3%
Non—deductible expenses and others	0.0%	(3.8)%	(5.4)%
Effective tax rate	(9.6)%	18.5%	(0.3)%

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding US$14,497 (RMB 100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

In accordance with the EIT Law, dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under the tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. On July 19, 2018, the board of directors approved an annual dividend policy. Under this policy, annual dividends will be set at an amount equivalent to approximately 15—25% of the Company’s anticipated net income after tax in each year commencing from fiscal year ended March 31, 2020, which will be derived from the earnings of the Company’s PRC entities. The board of directors did not declare any annual dividend for the fiscal years ended March 31, 2026, 2025 and 2024, respectively.

A deferred tax liability should be recognized for the undistributed profits of PRC subsidiaries unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Company plans to indefinitely reinvest undistributed profits earned from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of March 31, 2026 and 2025. Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of the financial reporting basis over the tax basis in a domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax—free and the enterprise expects that it will ultimately use that means. The Company completed its feasibility analysis on a method, which the Company will ultimately execute if necessary to repatriate the undistributed earnings of the subsidiary without significant tax costs. As such, the Company does not accrue deferred tax liabilities on the earnings of the subsidiary given that the Company will ultimately use the means.

Note 20 – EARNINGS (LOSS) PER SHARE

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

	For the years ended March 31,
	2026	2025	2024
Numerator:
Net loss from continuing operation attributable to Akso Health Group’s shareholder	$(18,671,610)	$(134,977,369)	$(9,058,986)
Net loss from discontinued operation attributable to Akso Health Group’s shareholders	—	——	(399,798)
Net loss attributable to Akso Health Group’s shareholders	$(18,671,610)	$(134,977,369)	$(9,458,784)

Denominator:
Weighted average number of ordinary shares outstanding—basic	2,168,121,761	855,288,335	141,516,777
Weighted average number of dilutive potential ordinary shares from share options	—	—	—
Weighted average number of ordinary shares outstanding—diluted	2,168,121,761	855,288,335	141,516,777

Basic (loss) per common share	$(0.01)	$(0.16)	$(0.07)
Diluted (loss) per common share	$(0.01)	$(0.16)	$(0.07)

Note 21 – SHAREHOLDERS’ EQUITY

Akso Health was established under the laws of the Cayman Islands on April 25, 2016. The authorized number of ordinary shares is 500,000,000 shares with par value of US$0.0001 each. On August 24, 2020, the Company amended the ratio of ADS representing its ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing three (3) ordinary shares. The change in the ADS ratio has the same effect as a one—for—three reverse ADS split. There was no change to our ordinary shares in connection with the change of the ADS ratio.

On June 19, 2023, the Company increased its authorized shares from US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each to US$500,000 divided into 5,000,000,000 ordinary shares of a par value of US$0.0001 by the creation of an additional 4,500,000,000 ordinary shares of a par value of US$0.0001.

On April 30, 2024, the Company’s authorized issued share capital is approved to change from US$500,000 divided into 5,000,000,000 ordinary shares, par value US$0.0001 each, to US$500,000 divided into 4,500,000,000 Class A ordinary shares, par value US$0.0001 each and 500,000,000 Class B ordinary shares, par value US$0.0001 each. And 7,980,800 issued and outstanding ordinary shares of the Company held by Webao Limited were re—designated and re—classified as Class B Ordinary Shares par value US$0.0001 each on a 1:1 basis and all other issued and outstanding Ordinary Shares as class A ordinary shares, par value US$0.0001 each (the “Class A Ordinary Shares”) on a 1:1 basis.

As of March 31, 2026, the Company’s issued and outstanding Class A ordinary shares, par value US$0.0001, were 2,563,297,613 and 2,562,131,730, respectively. As of March 31, 2025, the Company’s issued and outstanding Class A ordinary shares, par value US$0.0001, were 1,648,768,613 and 1,647,602,730, respectively.

As of March 31, 2026 and 2025, the Company’s issued and outstanding Class B ordinary shares, par value US$0.0001, were 7,980,800 and 7,980,800, respectively.

Private Placement

On August 9, 2021, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non—U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 6,340,000 units at a price of US$1.58 per unit, each unit consisting of three ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares with an initial exercise price of US$3.00, for an aggregate purchase price of approximately US$10.02 million (the “Offering”). On September 17, 2021, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$10.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $3.00, or for cash (the “Warrant Shares”). The Warrants may also be exercised on a cashless basis if at any time after the six—month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti—dilution provisions reflecting stock dividends and splits or other similar transactions. During the year ended March 31, 2024, a total of 3,380,000 warrants (each warrant to purchase 3 ordinary shares) were exercised on cashless basis, resulting issuance of 7,098,000 ordinary shares.

On October 2, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non—U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 35,739,270 units at a price of US$0.391 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.48875, for an aggregate purchase price of approximately US$14.0 million (the “Offering”). On October 17, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$14.0 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.48875, or approximately $1.47 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six—month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti—dilution provisions reflecting stock dividends and splits or other similar transactions. On July 9, 2024, the warrants were exercised on cashless basis and resulting insurance of 25,017,480 ordinary shares in the year ended March 31, 2025.

On November 16, 2023, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non—U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 53,608,910 units at a price of US$0.423 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.52875, for an aggregate purchase price of approximately US$22.68 million (the “Offering”). On November 21, 2023, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$22.68 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.52875, or approximately $1.59 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six—month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti—dilution provisions reflecting stock dividends and splits or other similar transactions. On July 9, 2024, the warrants were exercised on cashless basis and resulting insurance of 37,526,230 ordinary shares in the year ended March 31, 2025.

On January 17, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain “non—U.S. Persons” pursuant to which the Company agreed to sell an aggregate of 160,826,730 units at a price of US$0.3317 per unit, each unit consisting of one ordinary shares of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Shares with an initial exercise price of US$0.4146, for an aggregate purchase price of approximately US$53.35 million (the “Offering”). On January 26, 2024, the transaction contemplated by the SPA was consummated when all the closing conditions of the SPA were satisfied. The net proceeds of approximately US$53.35 million from such Offering will be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.4146, or approximately $1.2438 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six—month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti—dilution provisions reflecting stock dividends and splits or other similar transactions. On October 8, 2024, the warrants were exercised on cashless basis and resulting insurance of 112,578,710 ordinary shares in the year ended March 31, 2025.

On March 5, 2024, the Company entered into a certain securities purchase agreement (the “SPA”) with certain non—affiliated institutional investors (the “Purchasers”) pursuant to which the Company agreed to sell an aggregate of 37,100,000 of its American Depositary Shares (“ADSs”) representing 111,300,000 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), in a registered direct offering, and warrants (“Warrants”) to purchase 222,600,000 Ordinary Shares in a concurrent private placement for gross proceeds of approximately $49.34 million (the “Offering”).

The warrants are exercisable immediately as of the date of issuance at an exercise price of $0.4933 per ordinary share, or $1.48 per ADS and expire five years from the date of issuance. The purchase price for each ADS and the corresponding Warrants is $1.33. Each Warrant is subject to anti—dilution provisions to reflect stock dividends and splits, subsequent rights offerings or other similar transactions, but not as a result of future securities offerings at lower prices. Upon the occurrence of a Fundamental Transaction (as defined in the Warrants), the Warrants are subject to mandatory redemption for cash consideration equal to the Black Scholes Value (as defined in the Warrants) of such portion of such Warrant to be redeemed. The Company intended to use the net proceeds from the Offering for working capital and general corporate use. The Offering closed on March 7, 2024. On September 3, 2025, the warrants were exercised on cashless basis and resulting issuance of 155,820,000 ordinary shares in the year ended March 31, 2026.

On October 24, 2024, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non—U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 361,290,000 units (the “Units”), each Unit consisting of one Class A ordinary Share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.461, or approximately $1.383 per American depositary share of the Company (“ADS”), at a price of $0.369 per Unit for an aggregate purchase price of approximately $133.32 million (the “Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.461, or approximately $1.383 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six—month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti—dilution provisions reflecting stock dividends and splits or other similar transactions. The Offering closed on November 4, 2024, upon the satisfaction of all of the closing conditions set forth in the SPA. On September 3, 2025, the warrants were exercised on cashless basis and resulting issuance of 758,709,000 ordinary shares in the year ended March 31, 2026

Warrants

As the warrants contained in the placement above are indexed to the Company’s ordinary share (and otherwise meet the requirements to be classified in equity), the Company recorded the consideration received from the issuance of the Warrants as additional paid—in capital on the Company’s consolidated balance. The Company accounts for the warrants issued in connection with the private placement in accordance with the guidance contained in ASC 815—40. The Company’s management has examined the warrants and determined that these warrants qualify for equity treatment in the Company’s financial statements.

The warrants contained in the private placements above shall expire five years from its date of issuance. The warrants are subject to customary anti—dilution provisions reflecting stock dividends and splits or other similar as transactions.

During the year ended March 31, 2026, a total of 1,120,970,000 warrants were exercised on cashless basis, leading to an issuance of 914,529,000 Class A ordinary shares. During the year ended March 31, 2025, a total of 910,175,060 warrants were exercised on cashless basis, leading an insurance of 637,122,520 ordinary shares.

As of March 31, 2026, the Company had 2,960,000 warrants outstanding to purchase 8,880,000 ordinary shares, with weighted average exercise price of $3.0 per warrant. As of March 31, 2025, the Company had 1,123,930,000 warrants outstanding to purchase 1,315,350,000 ordinary shares, with weighted average exercise price of $0.40 per warrant.

Following is a summary of the status of warrants outstanding and exercisable as of March 31, 2026:

	August 9, 2021 warrants	October 2, 2023 warrants	November 16, 2023 warrants	January 17, 2024 warrants	March 5, 2024 warrants	July 3, 2024 warrants	November 4,2024 warrant	Total	Weighted Average Exercise Price	Aggregate Intrinsic Value
March 31, 2024	2,960,000	35,739,270	53,608,910	160,826,730	37,100,000	—	—	290,234,910	0.48	—
Issued	—	—	—	—	—	660,000,150	1,083,870,000	1,743,870,150	—	—
Exercise	—	(35,739,270)	(53,608,910)	(160,826,730)	—	(660,000,150)	—	(910,175,060)	—	—
Expired	—	—	—	—	—	—	—	—	—	—
March 31, 2025	2,960,000	—	—	—	37,100,000	—	1,083,870,000	1,123,930,000	0.40	—
Issued	—	—	—	—	—	—	—	—
Exercise	—	—	—	—	(37,100,000)	—	(1,083,870,000)	(1,120,970,000)	—	—
Expired	—	—	—	—	—	—	—	—	—
March 31, 2026	2,960,000	—	—	—	—	—	—	2,960,000	3.00	—

Upon the exercise of warrants, the Company will issue new shares of its Class A ordinary share.

The key inputs for the Black—Scholes Model calculations on March 31 2026 were as follows:

August 9, 2021 warrants
Stock price	2.28
Risk—free interest rate	0.79%
Expected dividend yield	—
Expected term in years	0.42
Expected volatility	218%

The key inputs for the Black—Scholes Model calculations on March 31 2025 were as follows:

	August 9, 2021 warrants	March 5, 2024 warrants	November 4, 2024 warrant
Stock price	1.18	1.18	1.18
Risk—free interest rate	0.97%	4.13%	4.17%
Expected dividend yield	1.42	—	—
Expected term in years	1.42	4.00	4.67
Expected volatility	249%	240%	93%

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

Note 23 – RESTRICTED NET ASSETS

Restricted Net Assets

As a result of the PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with the PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid in capital, capital reserve and statutory reserves of the Company’s PRC entities. As of March 31, 2026 and 2025, the Company’s PRC entities had a negative net assets, and no restricted net assets that are available for distribution.

Statutory Reserve

Pursuant to the Company Law of the PRC, each of the PRC entities is required to appropriate 10% of its net income to the statutory reserve on an annual basis until the aggregated amount of the reserve reaches 50% of its registered capital. The statutory reserve is not distributable. Subject to the approval of the shareholders, the statutory reserve may be used to offset accumulated losses or converted into capital of the company. As of March 31, 2026 and 2025, the statutory reserves amounted to nil and nil, respectively.

Note 24 – COMMITMENTS AND CONTINGENCIES

Contingencies

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters.  The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. As of March 31, 2026 and 2025, no such contingent liabilities are assessed as probable.

Note 25 – SEGMENT INFORMATION

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

Significant Segment Expense Categories Provided to the CODM

	For the years ended March 31,
	2026	2025
Net revenues	$13,831,904	$14,777,798
Cost of revenue	13,843,219	15,059,324
Gross profit	$(11,315)	$(281,526)

Operating expenses
General and administrative	$3,988,741	$3,641,446
Impairment of goodwill and intangible assets	16,700,276	162,381,380
Total operating expenses	$20,689,017	$166,022,826

Other (expenses) income, net	$(4,113)	$34,073
Benefit for income taxes	(1,988,264)	(30,801,146)
Net loss	$(18,716,181)	$(135,469,133)

Note 26 – SUBSEQUENT EVENTS

The Company evaluated all subsequent events and transactions that occurred after the balance sheet date through the date of this report, which is the date the consolidated financial statements were available to be issued. This evaluation was performed in accordance with the requirements of ASC 855 (Subsequent Events).

As part of this evaluation, the Company reviewed all significant events occurring between the balance sheet date and the issuance date of the consolidated financial statements to determine whether any recognized subsequent events (events that provide additional evidence about conditions that existed at the balance sheet date) or non—recognized subsequent events (events that provide evidence about conditions that arose after the balance sheet date) required adjustment or disclosure in the consolidated financial statements.

Based on this evaluation, the Company determined that there were no subsequent events required adjustment or disclosure in the consolidated financial statements other than the following.

As disclosed in NOTE 9, in the beginning of June 2026, the Company terminated the development agreements with all suppliers and as of the date of this report, all advances of US$175.7 million for capital expenditures have been refunded to the Company.

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s subsidiaries and VIEs established in the PRC are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s subsidiaries and its VIEs are also required to set aside at least 10% of its after—tax profit based on the PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

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

Regulation S—X requires the condensed financial information of a registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances, or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12—04, Schedule I of Regulation S—X as the restricted net assets of the Company’s PRC subsidiaries and VIEs exceed 25% of the consolidated net assets of the Company.

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S—X Rule 5—04 and Rule 12—04, using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries, VIEs and VIEs’ subsidiaries. The footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general—purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

CONDENSED BALANCE SHEETS

	As of March 31,
	2026	2025
Cash and cash equivalents	$2,571	$2,279
Intercompany receivables	184,752,062	202,627,825
Total current assets	$184,754,633	$202,630,104
Total non-current assets	—	—
Total Assets	$184,754,633	$202,630,104

Total current liabilities	3,820,021	3,510,959
Total non-current liabilities	—	—
Total Liabilities	$3,820,021	$3,510,959

Total Shareholders’ Equity	180,934,612	199,119,145
Total Liabilities and Equity	$184,754,633	$202,630,104

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the years ended March 31,
	2026	2025	2024
Total revenue, net	$—	$—	$—
Total costs and expenses	1,231,452	1,288,585	2,122,139
Loss from subsidiaries and VIEs	17,440,450	133,688,784	7,336,645
Total other expenses (income), net	(292)	—	—
(Loss) income from continuing operations before income tax expenses	$(18,671,610)	$(134,977,369)	$(9,458,784)
Less: income tax expense (benefit)	-	-	-
Net (loss) income from continuing operations	$(18,671,610)	$(134,977,369)	$(9,458,784)
Total gain (loss) from discontinued operations	-	-	-
Net (loss) income	$(18,671,610)	$(134,977,369)	$(9,458,784)

CONDENSED STATEMENTS OF CASH FLOWS

	For The Years Ended March 31,
	2026	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,671,610)	$(134,977,369)	$(9,458,784)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for doubts accounts	—	—	5,795
Equity in loss of subsidiaries	17,440,450	134,688,784	7,336,654
Changes in operating assets and liabilities:
Accrued expenses and other current liabilities	309,062	417,267	502,018
NET CASH USED IN OPERATING ACTIVITIES	$(922,097)	$(871,318)	$(1,614,326)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from private placement offering, net of offering costs	$—	$195,884,024	$139,339,849
Collection from (loan to) subsidiaries	922,389	(195,012,706)	(137,727,716)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$922,389	$871,318	$1,612,133
NET INCREASE (DECREASE) IN CASH	$292	$-	$(2,193)
CASH-beginning of year	2,279	2,279	4,472
CASH-end of year	$2,571	$2,279	$2,279
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income tax	—	2,982	24,988
Cash paid for interest	—	—	111,563

AKSO HEALTH GROUP INC. AND SUBSIDIARIES

Schedule I — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (Continued)

Notes to condensed financial statements

1.	Akso Health, formerly known as Xiaobai Maimai Inc., was founded on April 25, 2016 in the Cayman Islands. The condensed full year results of the Company have been prepared assuming the Reorganization (see Note 1 in the consolidated financial statements) was in effect from November 1, 2016.

2.	The condensed financial statements of Akso Health have been prepared using the same accounting policies as set out in the consolidated financial statements except that the equity method has been used to account for investments in subsidiaries, VIEs and subsidiaries of VIEs. Such investment in subsidiaries and VIEs are presented on the balance sheets as interests in subsidiaries and VIEs and the income (loss) of the subsidiaries and VIEs is presented as equity in (loss) earnings of subsidiaries and VIEs on the statement of operations.

3.	As of March 31, 2026 and 2025, there were no material contingencies, significant provisions of long—term obligations of the Company, except for those which have been separately disclosed in the consolidated financial statements.

4.	Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The notes to consolidated financial statements disclosed certain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the accompanying Consolidated Financial Statements.